Form 20-F
period 2022-12-31
Melco Resorts & Entertainment LTD
filed 2023-03-31
CIK 1381640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
71 Robinson Road #04-03, Singapore 068895 and 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong
(Address of principal executive offices)
Amy Kuzdowicz, Senior Vice President, Chief Accounting Officer Tel +65 8488 9770 or +852 2598 3600, Fax +852 2537 3618
71 Robinson Road #04-03, Singapore 068895
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
1,370,052,143 ordinary shares outstanding as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule
 405 of the Securities Act.

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

Yes

☒

No

☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•

“2015 Credit Facilities” refers to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$499 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to approximately US$128,000) which remains outstanding under the term loan facility, with a maturity date extended to June 24, 2024, and the HK$1.0 million (equivalent to approximately US$128,000) revolving credit facility commitment which remains available under the revolving credit facility, all other commitments under the 2015 Credit Facilities were cancelled;

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

•

“2021 Studio City Company Notes” refers to the US$850.0 million aggregate principal amount of 7.250% senior secured notes due 2021 issued by Studio City Company on November 30, 2016 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in August 2020;

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to approximately US$30.0 million), which consist of a HK$233.0 million (equivalent to approximately US$29.8 million) revolving credit facility and a HK$1.0 million (equivalent to approximately US$128,000) term loan facility, and which has been amended, restated and extended by the 2028 Studio City Senior Secured Credit Facility;

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

•	“2025 Studio City Notes” refers to the US$500 million aggregate principal amount of 6.00% senior notes due 2025 issued by Studio City Finance on July 15, 2020;

•	“2026 Senior Notes” refers to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 issued by Melco Resorts Finance on April 26, 2019;

•	“2027 Senior Notes” refers to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 issued by Melco Resorts Finance on July 17, 2019;

•	“2027 Studio City Notes” refers to the US$350.0 million aggregate principal amount of 7.00% senior notes due 2027 issued by Studio City Company on February 16, 2022;

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

•

“2028 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2021 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, equivalent to approximately US$30.0 million which consist of a HK$233.0 million (approximately US$29.8 million) revolving credit facility and a HK$1.0 million (approximately US$128,000) term loan facility;

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

•

“Concession Contract” refers to the concession contract executed between the Macau Special Administrative Region and Melco Resorts Macau on December 16, 2022, that provides for the terms and conditions of the concession granted to Melco Resorts Macau;

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

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“DSEC” refers to the Statistics and Census Service of Macau, a department of the government of Macau;

•	“EUR” and “Euro(s)” refer to the legal currency of the European Union;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“ICR Cyprus” refers to ICR Cyprus Holdings Limited, a company incorporated under the laws of Cyprus, in which we acquired a 75% equity interest upon the completion of the Cyprus Acquisition;

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

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited), a Macau company and the holder of our gaming concession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

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

•	“Nobu Manila” refers to the hotel development located in City of Dreams Manila branded as Nobu Hotel Manila;

•	“Nüwa Manila” refers to the hotel development located in City of Dreams Manila branded as Nüwa Hotel Manila, formerly branded as the Crown Towers hotel;

•	“our concession” and “our gaming concession” refers to the Macau gaming concession held by Melco Resorts Macau;

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

•

“SCI” and “Studio City International” refer to our subsidiary, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•	“share(s)” and “ordinary share(s)” refer to our ordinary share(s), par value of US$0.01 each;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•

“Studio City Company” refers to our subsidiary, Studio City Company Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;

•

“Studio City Company Notes” refers to, collectively, (i) the US$850.0 million aggregate principal amount of 7.250% senior secured notes due 2021 (the “2021 Studio City Company Notes”), each issued by Studio City Company on November 30, 2016 and as to which no amount remains outstanding following the repayment in full upon maturity in November 2019 (in the case of the 2019 Studio City Company Notes) and the redemption of all remaining outstanding amounts in August 2020 (in the case of the 2021 Studio City Company Notes), and (ii) the 2027 Studio City Notes;

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

•	“Studio City Notes” refer to, collectively, the 2025 Studio City Notes, the 2027 Studio City Notes, the 2028 Studio City Notes and the 2029 Studio City Notes;

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$99 million), and which was amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 and as of December 31, 2022 and 2021.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaire and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged and operate across various geographies including Macau, the Philippines and Cyprus, new risk factors may emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	the impact of the global COVID-19 outbreak on our business, financial results and liquidity, which could worsen and persist for an unknown duration;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

•

restrictions or conditions on visitation by citizens of the PRC to Macau, the Philippines and Cyprus, including in connection with COVID-19, or the period of time required for tourism to return to pre-pandemic levels (if at all);

•

the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as COVID-19, extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

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

•	capital and credit market volatility;

•	our ability to raise additional capital, if and when required;

•	our future business development, results of operations and financial condition;

•	fluctuations in the gaming and leisure market in Macau, the Philippines and Cyprus;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from the PRC;

•	the availability of credit for gaming patrons;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau, the Philippines and Cyprus;

•	fluctuations in occupancy rates and average daily room rates in Macau and the Philippines;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	our ability to protect our intellectual property rights;

•	increased competition from other casino hotel and resort projects in Macau and elsewhere in Asia, including the other concessionaires in Macau;

•	our ability to finalize the licensing procedures in relation to the Studio City Phase 2 project in accordance with Studio City land concession requirements;

•	our ability to complete the City of Dreams Mediterranean project in accordance with the Cyprus License requirements, our business plan, completion time and within budget;

•	our entering into new development and construction projects and new ventures in or outside of Macau, the Philippines or Cyprus;

•	construction cost estimates and completion time estimates for our development projects, including projected variances from budgeted costs and timing;

•

government policies, laws and regulations relating to the leisure and gaming industry, including the implementation of the new gaming law in Macau, and the legalization of gaming in other jurisdictions;

•	significantly increased regulatory scrutiny on Macau gaming promoters’ operations that has resulted in the cessation of business by many gaming promoters in Macau;

•	the completion of infrastructure projects in Macau, the Philippines and Cyprus;

•	our ability to retain and gain new customers;

•	our ability to offer new services and attractions;

•	the outcome of any current and future litigation; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”

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

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, whereas our current expenses are denominated predominantly in Patacas, H.K. dollars, the Philippine peso and Euros. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this annual report on Form 20-F were made at a rate of HK$7.809510 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate range and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP8.043823 = US$1.00. This annual report on Form 20-F also contains translations of certain Renminbi, Euro, Philippine peso, Australian dollar and Singapore dollar amounts into U.S. dollars. Unless otherwise stated, all translations from Renminbi, Euros, Philippine pesos, Australian dollars and Singapore dollars to U.S. dollars in this annual report on Form 20-F were made at RMB6.923625 to US$1.00, EUR0.934290 to US$1.00, PHP56.119872 to US$1.00, AUD1.468024 to US$1.00 and SGD 1.339479 to US$1.00, respectively.

We make no representation that any RMB, EUR, PHP, AUD, SGC or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB or EUR or PHP or AUD or SGD, as the case may be, at any particular rate or at all.

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

We conduct our operations primarily in Macau, as well as in Cyprus and the Philippines. Our principal executive offices are located in Singapore and Hong Kong. Our operations in the PRC are currently limited to a wholly-owned subsidiary that hosts the domain names of our PRC websites and other online platforms which promote our non-gaming amenities in the PRC, and we do not have any material assets or operations in the PRC. We have no variable interest entities in our corporate structure.

We face various legal and operational risks and uncertainties as a company primarily operating in Macau, Cyprus and the Philippines. Since we derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, the PRC, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments in the PRC. Actions by the PRC government can also significantly affect our business by, for example, placing limits on the ability of PRC residents to travel or remit currency outside of the PRC or by restricting gaming-related marketing activities in China. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.”

The PRC may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — Changes in laws, regulations and policies in the PRC and uncertainties in the legal systems in the PRC may expose us to risks. In addition, rules and regulations in the PRC can change quickly with little advance notice.” and “— The PRC government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.”

We also face risks associated with interpretations of or changes to gaming laws in the markets in which we operate, including the interpretation of the recently amended gaming law in Macau, as well as the continued ability by the U.S. Public Company Accounting Oversight Board, or PCAOB, to inspect our auditors.

Permissions, Approvals, Licenses, Certificates and Permits Required from the PRC, Hong Kong and Macau Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors

As of the date of this annual report, we have obtained the requisite permissions, approvals, licenses, certificates and permits from the PRC, Hong Kong and Macau government authorities that are material for our business operations in those jurisdictions, including in particular our gaming concession in Macau which is required to operate gaming operations in that jurisdiction, and none have been denied. See “Item 4. Information on the Company — B. Business Overview — Regulations” for a detailed discussion on the concession in Macau.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and enforcement practice by PRC government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. In addition, rules and regulations in China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede our ability to obtain or maintain certificates, permits or licenses required to conduct business in China. In the absence of required certificates, permits or licenses, governmental authorities could impose material sanctions or penalties on us.

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the China Securities Regulatory Commission, or the CSRC, or required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. In addition, we have not been asked to obtain such permissions by any PRC authority or received any denial to do so. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we inadvertently conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Cash Flows Through Our Organization

Cash from financing and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities, capital expenditures and investing activities. Cash from financing and operations within our group is primarily transferred between our subsidiaries through intercompany loan arrangements or equity capital contributions. The dividend payments made in 2020 were funded primarily through dividends declared by our Macau operating subsidiary. In 2022, excluding cash transferred for the purpose of the settlement of intragroup charges, cash transferred to our holding company, Melco Resorts & Entertainment Limited, from its subsidiaries amounted to US$521.9 million. See also “Item 4. Information on the Company — B. Business Overview — Tax” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that Melco Resorts Macau must notify the Macau Chief Executive five business days in advance of any decision related to internal funds transfer in an amount greater than MOP2.5 billion (equivalent to approximately US$310.8 million), seek Macau government consent to grant or receive any loan in the amount of MOP100 million (equivalent to approximately US$12.4 million) and our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries and authorization is required in the Philippines for inward and outward transfers of Philippine pesos above a certain amount. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

On May 14, 2020, we announced the suspension of the Company’s quarterly dividend program to preserve liquidity in light of the COVID-19 outbreak and to continue investing in our business. Our board will continue to review from time to time our dividend policy as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions. Prior to such date, we had declared various quarterly dividends in 2018, 2019 and 2020, as well as a special dividend in 2017. For each of the years ended December 31, 2020, 2021 and 2022, we paid dividends in the amount of US$35.4 million, US$0, and US$0, respectively, to holders of our ordinary shares with an address of record known to us to be in the United States (which includes all holders of our ADRs, which are traded on Nasdaq in the United States). These dividends were paid out of cash on hand. We cannot assure you that we will make any dividend payments on our shares in the future. Except as permitted under the Companies Act, as amended, of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, Studio City Notes, 2028 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs — We cannot assure you that we will make dividend payments in the future.” and “— Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

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

Risks Relating to Our Business and Operations

•	Risks relating to COVID-19 outbreaks and other epidemics and pandemics.

•	Risks relating to generating a substantial portion of revenues and cash from Macau and the Philippines.

•	Risks relating to our significant projects in various phases of development, including construction risks.

•	Risks relating to operating in a highly regulated industry, including complying with regulatory requirements for and restrictions on the development of City of Dreams Mediterranean.

•	Risks relating to regional political, social, economic and legal and regulatory risks in Macau, the Philippines and Cyprus, and uncertainties in the legal systems in the PRC.

•	Risks relating to inadequate transportation infrastructure that may hinder increase in visitation to our properties.

•	Risks relating to natural disasters and extreme weather phenomena.

•	Risks relating to facing intense competition.

•	Risks relating to dependence on the continued efforts of our senior management and retaining qualified personnel.

•	Risks relating to inadequate insurance coverage.

•	Risks relating to operating in the gaming industry, including risk of cheating and counterfeiting, inability to collect receivables from credit customers.

•	Risks relating to mergers, acquisitions, strategic transactions, investments, divestments and developing new branded products or entering into new business lines.

•	Risks relating to fluctuations in currency exchange rates of currencies used in our business and availability of credit.

•	Risks relating to failure to comply with anti-corruption laws and anti-money laundering policies.

•	Risks relating to cybersecurity risks and failure to protect the integrity and security of data, including customer information.

•

Risks relating to having a significant majority of operations in Macau, uncertainties in the legal systems in the PRC, and policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time.

•	Risks relating to protection or alleged infringement of intellectual property rights.

•	Risks relating to environmental, social and governance and sustainability related concerns.

Risks Relating to Operating in the Gaming Industry in Macau

•	Risks relating to the Melco Resorts Macau’s Concession Contract.

•	Risks relating to restrictions on export of Renminbi.

•	Risks relating to adverse changes or developments in gaming laws or other regulations in Macau.

•	Risks relating to interpretation of the newly adopted gaming law in Macau and its implementation by the Macau government.

Risks Related to Operating in the Gaming Industry in the Philippines

•	Risks related to tenancy relationships as the land and buildings comprising the site of City of Dreams Manila are leased.

•	Risks relating to the regulatory requirements for and restrictions on the operation of City of Dreams Manila.

•	Risks relating to a suspension of VIP gaming operations at City of Dreams Manila under certain circumstances.

Risks Relating to Operating in the Gaming Industry in Cyprus

•	Risks relating to the continued partnership and cooperation of The Cyprus Phassouri (Zakaki) Limited for the operation of our Cyprus casinos.

•	Risks relating to the regulatory requirements for and restrictions on our operations in Cyprus and the development of City of Dreams Mediterranean.

Risks Relating to Our Corporate Structure and Ownership

•	Risks relating to the substantial influence our controlling shareholder has over us.

•	Risks relating to competing with Melco International on casino projects.

•	Risks relating to SCI’s ability to remain in compliance with the New York Stock Exchange requirements for its continued listing.

Risks Relating to Our Financing and Indebtedness

•	Risks relating to our current, projected and potential future indebtedness and our need for additional financing.

•	Risks relating to the inability to generate sufficient cash flow to meet our debt service obligations.

•	Risks relating to compliance with credit facilities and debt instruments.

Risks Relating to Our Business and Operations

COVID-19 outbreaks have had an adverse effect on our operations, which has had a significant negative effect over the past three years and may continue to materially impact our business, prospects, financial condition and results of operations.

Uncertainty around COVID-19 outbreaks and related restrictions continue to have a material effect on our operations, financial position, and future prospects. In addition, the COVID-19 outbreak’s negative impact on the global economy, disruption to global supply chains and creation of significant volatility and disruption of financial markets is still being experienced.

While pandemic prevention measures in Macau were eased in 2021, in response to a COVID-19 outbreak in Macau, on June 23, 2022, the Macau government issued a closure order for certain entertainment venues which did not include casinos. Effective from July 11, 2022, however, the Macau government issued a further order whereby from July 11 until July 18, 2022, all entities performing industrial and commercial activities, including gaming activities, were required to suspend operation, except for those deemed essential to the community and to the day-to-day lives of the members of the public. These restrictions were further extended until July 23, 2022 and, as a result, City of Dreams, Studio City, Altira Macau and Mocha Clubs were closed for a total of 12 days in 2022. The Macau government continued to implement special prevention measures on operations until August 2, 2022, including the closure of certain outlets and limitations to capacity of operating outlets.

According to the DSEC, visitor arrivals to Macau decreased by 26.0% on a year-over-year basis in 2022 as compared to 2021 while, according to the DICJ, gross gaming revenues in Macau declined by 51.4% on a year-over-year basis in 2022. As we derive a significant majority of our revenues from our business and operations in Macau, our business has been materially and adversely affected by the COVID-19 pandemic.

In the Philippines, the government announced a re-opening of the Philippines’ borders to fully vaccinated international tourists with a negative RT-PCR test taken within 48 hours of departure of their country of origin, effective February 10, 2022, and lowered COVID-19 restrictions to alert level 1 starting from March 1, 2022, which allowed casinos to operate at 100% capacity, subject to certain guidelines. As of May 30, 2022, restrictions for inbound travelers into the Philippines were further eased and negative RT-PCR test results were no longer required for people who are fully vaccinated. In addition, as of October 28, 2022, the mandatory wearing of masks in the Philippines has been limited to healthcare facilities, medical transport vehicles and public transport.

In Cyprus, a surge in COVID-19 cases in December 2021 led to the introduction of certain gathering restrictions and enhanced COVID-19 test requirements for entry into venues such as restaurants and other entertainment venues in Cyprus, although our casinos in Cyprus remained open and certain restrictions were eased from February 21, 2022. Effective March 8, 2022, measures were further relaxed and the permissible capacity at our casinos was increased. The Cyprus Council of Ministers abolished the outdoor mask mandate from April 11, 2022 and further relaxed protective measures. There are currently no COVID-19 restrictions in place for travel to Cyprus and there is no requirement to present certificates of vaccination/testing for COVID-19.

While quarantine-free travel within Greater China has resumed and pandemic measures have eased significantly, the pace of our business recovery from COVID-19 is highly uncertain and will depend on the extent of any future COVID-19 outbreaks and government responses to such outbreaks, the efficacy of COVID-19 vaccines, including against any new strains of the coronavirus that causes COVID-19, the impact of potentially higher unemployment rates, declines in income levels and loss of personal wealth resulting from COVID-19 outbreaks. Moreover, even if COVID-19 outbreaks subside, there is no guarantee that travel and consumer sentiment will rebound quickly or at all. In addition, although travel restrictions have eased in Macau, the Philippines and Cyprus, we cannot be certain whether authorities in these jurisdictions, or the jurisdictions where many of our customers reside, will reintroduce any of the previously imposed restrictions or any new restrictions in response to COVID-19 or other health emergencies.

The COVID-19 outbreak has also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us, which may adversely affect our business, financial condition and results of operations, including causing increases in our bad debts.

The disruptions to our business caused by COVID-19 outbreaks have had an adverse effect on our operations. For the years ended December 31, 2022, 2021 and 2020, our operating revenues generated amounted to US$1.35 billion, US$2.01 billion and US$1.73 billion, respectively. Lower operating revenues since 2020 were mainly due to the effects of COVID-19. As such disruptions remain, they could materially impact our business, prospects, financial condition and results of operations.

Our operating history may not serve as an adequate basis to judge our future operating results and prospects. We have significant projects in various phases of development and therefore are subject to significant risks and uncertainties.

Our business operating history is shorter than some of our competitors and therefore may not serve as an adequate basis for your evaluation of our business and prospects. City of Dreams commenced operations in June 2009 and Morpheus, the third phase of City of Dreams, opened in June 2018. In addition, City of Dreams Manila commenced operations in December 2014 and Studio City commenced operations in October 2015. We also operate a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos and are developing City of Dreams Mediterranean in Cyprus, a project in which we acquired a 75% equity interest in July 2019 and which is under development and targeted to open during the second quarter of 2023.

We face certain risks, expenses and challenges in operating gaming businesses in intensely competitive markets. Some of the risks relate to our ability to:

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	respond to economic uncertainties, including the social and economic disruptions caused by COVID-19 outbreaks;

•	comply with covenants under our existing and future debt issuances and credit facilities;

•	raise additional capital, as required;

•	respond to changing financing requirements;

•	operate, support, expand and develop our operations and our facilities, including opening Phase 2 of Studio City;

•	attract and retain customers and qualified employees;

•	maintain effective control of our operating costs and expenses;

•

maintain internal personnel, systems, controls and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;

•	respond to competitive and/or deteriorating market conditions;

•	respond to changes in our regulatory environment and government policies; and

•	renew or extend leases or right to use agreements for existing Mocha Clubs.

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

While we commenced operation of our temporary casino and satellite casinos in Cyprus, we primarily depend on our properties in Macau and City of Dreams Manila for our cash flow. Given that our operations are and will be primarily conducted based on our principal properties in Macau and one property in Manila prior to the opening of City of Dreams Mediterranean, we are and will be subject to greater risks resulting from limited diversification of our businesses and sources of revenues as compared to gaming companies with more operating properties in various geographic regions. These risks include, but are not limited to:

•	changes in Macau, the PRC and Philippine laws and regulations, including gaming laws and regulations or interpretations thereof, as well as PRC travel and visa policies;

•	dependence on the gaming, tourism and leisure market in Macau and the Philippines;

•	limited diversification of businesses and sources of revenues;

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

•

disruptions to key supply markets, including shortages of, and price increases in, energy, materials and skilled and unskilled labor, geopolitical issues and inflation, including any disruptions resulting from COVID-19 outbreaks;

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

•	disputes with, and defaults by, contractors and subcontractors and other counter-parties;

•	personal injuries to workers and other persons;

•	environmental, health and safety issues, including site accidents and the spread or outbreak of infectious diseases, such as COVID-19 outbreaks;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

The occurrence of any of these events could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any existing or future construction projects which we might undertake. For example, in Cyprus, the City of Dreams Mediterranean project has experienced delays due to some difficulties that we have encountered with our contractors in relation to meeting labor resourcing plans and maintaining progress. We cannot guarantee that our construction costs or total project costs for existing or future projects will not increase beyond amounts initially budgeted.

We could encounter substantial cost increases or delays in the development of our projects, which could prevent or delay the opening of such projects.

We have certain projects under development. The completion of these projects is subject to a number of contingencies, including adverse developments in applicable legislation, delays or failures in obtaining necessary government licenses, permits or approvals, disruptions to key supply markets, including shortages of, and price increases in energy, materials and skilled and unskilled labor, and inflation, including any disruptions resulting from COVID-19 outbreaks. The occurrence of any of these developments could increase the total costs or delay or prevent the construction or opening of new projects, which could materially and adversely affect our business, financial condition and results of operations. For example, construction work at our City of Dreams Mediterranean project was suspended from March 24, 2020 to May 3, 2020 as required by the Cyprus government under the restrictions imposed to restrict non-essential business activities due to COVID-19 outbreaks. We may also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions such as the economic disruptions as a result of COVID-19 outbreaks, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates. In particular, the development of the City of Dreams Mediterranean project is still ongoing and still requires significant additional capital investments. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Cyprus — Our operations in Cyprus, particularly the development of City of Dreams Mediterranean, face significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations” for a discussion of the risks relating to the financing of the development of the City of Dreams Mediterranean project.

There is no assurance that the actual construction costs related to our projects will not exceed the costs we have projected and budgeted. In addition, construction costs, particularly labor costs, are increasing in Cyprus, where we are developing the City of Dreams Mediterranean, and we believe that they are likely to continue to increase due to the increase in building activity and labor shortage in Cyprus. In addition, our contractors in Cyprus may have to make up for any shortages in available labor from other European countries which could increase our labor costs and which may also be impacted if travel restrictions are re-imposed as a result of any COVID-19 outbreaks. For example, COVID-19 outbreaks have caused, among others, disruptions to the supply and import of labor, equipment and materials for our projects in Macau and Cyprus. Continuing increases in construction costs in Cyprus will increase the risk that construction will not be completed on time, within budget or at all, which could materially and adversely affect our business, cash flow, financial condition, results of operations and prospects.

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

As of March 30, 2023, we are finalizing the licensing procedures for the Phase 2 project for Studio City under the terms of a land concession which currently requires us to fully develop the land on which Studio City is located by June 30, 2023. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete certain licensing procedures by June 30, 2023, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. The land on which Studio City is located must be fully developed by June 30, 2023, including obtaining the necessary permits, authorizations, approvals and licenses from the relevant governmental authorities.

While we opened Studio City in October 2015 and the construction of Phase 2 has been completed, as of March 30, 2023, the licensing procedures for the Phase 2 project of Studio City are still ongoing. There is no guarantee that we will obtain the required regulatory approvals by the deadline. Any further extension under the land concession is subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements, there can be no assurance that the Macau government will grant us any further extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.

Studio City Casino is operated by us through the Studio City Casino Agreement under our concession. Changes in Macau’s gaming law or the requirements applicable to the concession granted to us by the Macau government could necessitate amendments to or the termination of the Studio City Casino Agreement, which may have a material adverse effect on the operation of the Studio City Casino.

Melco Resorts Macau and our subsidiary, Studio City Entertainment Limited, or Studio City Entertainment, have entered into the Studio City Casino Agreement since Studio City does not hold a gaming license in Macau. Under such arrangements, Melco Resorts Macau pays gaming taxes and the costs incurred in connection with its on-going operations from Studio City Casino’s gross gaming revenues. Studio City receives the residual amount and recognizes such residual amount as revenue arising from the Studio City Casino Agreement.

Any changes in Macau’s gaming law or other requirements applicable to the concession granted to us by the Macau government that necessitate amendments to, or termination of, the Studio City Casino Agreement, may have a material adverse effect on the operation of the Studio City Casino and, in turn, affect our financial condition and results of operations.

We are developing the City of Dreams Mediterranean project in Cyprus and are required under the Cyprus License to open the integrated casino resort by June 30, 2023. If we do not open City of Dreams Mediterranean by that time and the government of Cyprus does not grant us a further extension of the opening date, we would be required to pay a penalty to the Cyprus government or even have the Cyprus License terminated if such delay continues beyond a grace period.

Our subsidiary, Integrated Casino Resorts, was granted the Cyprus License by the government of Cyprus on June 26, 2017 to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant and with the right for exclusivity in Cyprus for the first 15 years of the term. Following an extension granted by the government of Cyprus, the Cyprus License required us to open City of Dreams Mediterranean by September 30, 2022, and if we failed to meet such timeline, Integrated Casino Resorts may be required to pay the government of Cyprus EUR10,000 (equivalent to approximately US$10,703) for each day of delay up to a maximum of EUR1.0 million (equivalent to approximately US$1.1 million). As City of Dreams Mediterranean did not commence operations by September 30, 2022, we may be required to pay the Government of Cyprus liquidated damages of EUR1.0 million (equivalent to approximately US$1.1 million).

We have been informed that the Council of Ministers of Cyprus has approved an extension of the deadline to open the City of Dreams Mediterranean to June 30, 2023. The development of City of Dreams Mediterranean is still ongoing and there is no guarantee that we will complete the development of the City of Dreams Mediterranean project and open by the June 30, 2023 deadline. If we fail to commence operations of City of Dreams Mediterranean by June 30, 2023 and are not granted any further extension by the CGC and the government of Cyprus chooses to exercise its right to terminate the Cyprus License, we could lose all or substantially all of our investment in Cyprus and may not be able to continue our Cyprus operations as planned.

COVID-19 outbreaks have also caused significant disruptions to the construction work at City of Dreams Mediterranean. For example, construction work at City of Dreams Mediterranean was suspended from March 24, 2020 to May 3, 2020 as required by the Cyprus government under the restrictions imposed to restrict non-essential business activities due to COVID-19 outbreaks. There is no assurance that the Cyprus government will not impose additional restrictions due to COVID-19 outbreaks, which could cause further disruptions to the construction work at City of Dreams Mediterranean. Prior to COVID-19 outbreaks, we estimated that City of Dreams Mediterranean would open at the end of 2021. The City of Dreams Mediterranean is now currently targeted to open in the second quarter of 2023, subject to regulatory approvals.

If the scheduled opening date of City of Dreams Mediterranean is further delayed and extended beyond the current estimated date, we will have to apply for a further extension of the relevant period. Any application for an extension of the relevant period shall be subject to the review and approval of the government of Cyprus at its discretion and there can be no assurance that the government of Cyprus will grant us any necessary extension or not exercise its right to terminate the Cyprus License in the circumstances highlighted above. In the event that no further extension is granted by the government of Cyprus and the Cyprus License is terminated, we could lose all or substantially all of our investment in Cyprus and may not be able to continue to operate in Cyprus as planned, which may materially and adversely affect our business and prospects, results of operations and financial condition.

Our business in Macau, the Philippines and Cyprus is subject to certain regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitations to our properties and have a material adverse effect on our results of operations.

The strength and profitability of our business will depend on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities in Europe, the United States, Southeast Asia and elsewhere, military conflicts between Russia and Ukraine, and/or in the Middle East, social events, natural disasters such as typhoons, tsunamis and earthquakes, and outbreaks of widespread health epidemics or pandemics, including COVID-19 outbreaks, have had and may continue to negatively affect travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts or events may affect us, directly or indirectly, in the future. See also “— COVID-19 outbreaks have had an adverse effect on our operations, which has had a significant negative effect over the past three years and may continue to materially impact our business, prospects, financial condition and results of operations,” “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations” and “— Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners and our ability to accept certain customers, which could materially and adversely affect our competitiveness and business operations.”

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

•

tightening of travel or visa restrictions to Macau or from the PRC, including due to the outbreak of infectious diseases, such as COVID-19 outbreaks, or austerity measures which may be imposed by the Chinese government;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the tax laws and regulations.

For example, our business and operations are affected by the travel or visa restrictions imposed by the PRC on its citizens from time to time. Even before the COVID-19 outbreak, the Chinese government imposed restrictions on exit visas granted to resident citizens of the PRC for travel to Macau. The PRC government further restricts the number of days that resident citizens of the PRC may spend in Macau for certain types of travel. Such travel and visa restrictions, and any changes imposed by the Chinese government from time to time, could disrupt the number of visitors from the PRC to our properties.

Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendments or different interpretations and implementation, thereby adversely affecting our profitability after tax. For example, the newly amended Macau gaming law requires the payment of a special premium if gross gaming revenue falls below the gross gaming revenue threshold set by the Macau government. In addition, the demand for gaming activities and related services and luxury amenities that we provide through our operations is dependent on discretionary consumer spending and, as with other forms of entertainment, is susceptible to downturns in global and regional economic conditions. An economic downturn may reduce consumers’ willingness to travel and reduce their spending overseas, which would adversely impact us as we depend on visitors from the PRC and other countries to generate a substantial portion of our revenues. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as perceived or actual general economic conditions, high energy and food prices, the increased cost of travel, weak segments of the job market, perceived or actual disposable consumer income and wealth, fears of recession and changes in consumer confidence in the economy or fears of armed conflict or future acts of terrorism. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could materially and adversely affect our business, results of operations and financial condition.

In addition, our business and results of operations may be materially and adversely affected by any changes in the PRC’s economy, including any decrease in the pace of economic growth. Various factors have recently negatively impacted economic growth in the PRC, including the government’s efforts to cool the PRC’s housing market and disruptions caused by COVID-19 outbreaks, leading to reduced consumer discretionary budget and ultimately affecting their spending on travel and leisure. Moreover, the PRC’s common prosperity drive which started in 2021 aims to narrow the nation’s wealth gap by reducing wealth inequality. Any changes in the income tax rate or government policy which discourages conspicuous consumption may affect the spending patterns of our patrons. All of these measures as well as a number of measures taken by the Chinese government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, may have contributed to a slowdown of the PRC’s economy. According to preliminary estimates from the National Bureau of Statistics of China, the PRC’s GDP growth rate was 3.0% in 2022, which was lower than the 8.4% in 2021. Any slowdown in the PRC’s future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and our properties. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in the PRC will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

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

Our business in the Philippines will also depend significantly on revenues from foreign visitors and be affected by the development of Manila and the Philippines as a tourist and gaming destination. Such revenues from foreign visitors and development of Manila and the Philippines may be disrupted by events that reduce foreigners’ willingness to travel to or create substantial disruption in Metro Manila and raise substantial concerns about visitors’ personal safety, such as power outages, civil disturbances, terrorist attacks and outbreaks of widespread health epidemics or pandemics, among others. The Philippines has also experienced a significant number of major catastrophes over the years, including typhoons, volcanic eruptions and earthquakes, which have caused road closures and work stoppages in the affected areas as well as cancellation of flights. We cannot predict the extent to which our business in the Philippines and tourism in Metro Manila in general will be affected by any of the above occurrences or fears that such occurrences will take place. We cannot guarantee that any disruption to our Philippine operations will not be protracted, that City of Dreams Manila will not suffer any damages and that any such damage will be completely covered by insurance, if at all. Should the Philippines fail to continue to develop as a tourist destination or should Entertainment City or Manila fail to become a widely recognized regional gaming destination, City of Dreams Manila may fail to attract a sufficient number of visitors, which would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows. Any of these occurrences may disrupt our operations in the Philippines.

The subtropical climate and location of both Macau and the Philippines render them susceptible to typhoons, heavy rainstorms and other natural disasters, while Cyprus is also susceptible to heavy rainstorms and other natural disasters. In the event of a major typhoon, or other natural disasters in Macau, the Philippines or Cyprus, our properties may be severely damaged, our operations may be materially and adversely affected, and our properties may even be required to temporarily cease operations by regulatory authorities. Any flooding, unscheduled interruption in the technology or transportation services or interruption in the supply of public utilities is likely to result in an immediate and possibly substantial loss of revenues due to a shutdown of any of our properties and material adverse effect on our business operations and financial condition.

Our operations in Cyprus are subject to certain economic, political and social risks within Cyprus, particularly in the occupied part of Cyprus. There are ongoing political, social and economic issues in Cyprus relating to the division of the island following the Turkish invasion in 1974, with the occupied part of Cyprus controlled by Turkey and its military. These issues have been escalated due to the discovery and exploration of natural gas in Cyprus’ economic zones as well as in the economic zones around Cyprus. Turkey has unilaterally created its own economic zones overlapping the Cyprus ones and has initiated exploratory drilling in the area. Any future political or social instability in Cyprus could adversely affect the business operations and financial conditions of our casinos in Cyprus, as well as the development of City of Dreams Mediterranean. In addition, changes in government policies, laws or regulations, or in the interpretation or enforcement of these laws and regulations, may negatively impact consumption patterns of visitors to our facilities in Cyprus and could adversely affect our business operations and financial condition. Cyprus’ relatively small and open economy means it remains susceptible to rapid changes in economic conditions in the neighboring regions or globally.

In addition, the global macroeconomic environment is facing significant challenges, including disruptions to global economic conditions as a result of the responses to the global COVID-19 outbreaks, and dampened business sentiment and outlook. These events have also caused significant declines as well as volatility in global equity and debt capital markets, further elevating the risk of an extended global economic downturn or even a global recession that could in turn trigger a severe contraction of liquidity in the global credit markets. Even prior to these events, the global economy was facing the end of quantitative easing by the U.S. Federal Reserve, the continuation of international trade conflicts, including the trade disputes between the United States and China and the potential further escalation of trade tariffs and related retaliatory measures between these two countries and globally. Even though it recently eased its “zero-COVID” policy, the PRC government may re-impose lockdown or travel restriction measures in response to COVID-19 outbreaks or the outbreak of another contagious disease. Such measures, if re-imposed, may significantly affect visitation to our properties and have a material adverse effect on our results of operations.

Tensions between the United States and China have continued to escalate since 2020 in connection with ongoing trade disputes as well as other political factors, including COVID-19 outbreaks and the status of Hong Kong. Continued rising political tensions globally could reduce levels of trade, investment, technological exchanges and other economic activities between these two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The introduction of the National Security Law for Hong Kong and the U.S. Department of State’s statements in reaction to it have resulted in a further deterioration in the Sino-U.S. bilateral relationship, which could negatively affect the Chinese economy and its demand for gaming and leisure activities.

Rising inflation rates globally and in places where we operate may not only weaken discretionary spending of our customers but also increase our operating costs due to possible hikes in salary payments for our staff or key expenditures in our business. Interest rate hikes from one or more central banks across the world to address inflation or other macroeconomic factors would increase the cost of credit throughout global economies, impacting cashflows for both businesses and consumers as they spend more on interest payments which, in turn, reduces the amount available for capital investments and for discretionary consumption. The sell-off in Chinese property bonds has also negatively impacted the market for high yield bonds of issuers in other sectors connected with the PRC, including those issued by Macau gaming operators. Other factors affecting discretionary consumer spending, including amounts of disposable consumer income, fears of recession, lack of consumer confidence in the economy, change in consumer preferences, high energy, fuel and other commodity costs and increased cost of travel may negatively impact our business. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel have had and could materially adversely affect our business, results of operations and financial condition.

Considerable uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC. There have been concerns over conflicts, unrest and terrorist threats in the Ukraine, Middle East, Europe and Africa, including the ongoing military conflict between Russia and Ukraine, which has led to sanctions and export controls imposed by the United States, the European Union, the United Kingdom and other countries targeting Russia, its financial system and major financial institutions and certain Russian entities and persons. Such sanctions and measures have had and may continue to have a negative impact on our business and our ability to accept certain customers, including for our business in Cyprus where historically a significant number of tourists have come from Russia. The conflict has also caused volatility in global financial markets as well as rising prices in oil, gas and other commodities. In addition, concerns over conflicts involving the United States and Iran and potential conflicts involving the Korean peninsula persist. Any severe or prolonged slowdown in the global economy or increase in international trade or political conflicts may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.

A significant number of the customers of our properties come from, and are expected to continue to come from, the PRC. Any travel restrictions imposed by the PRC could negatively affect the number of patrons visiting our properties from the PRC. Since mid-2003, under the Individual Visit Scheme, or IVS, Chinese citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. The Chinese government has restricted and loosened IVS travel frequently and may continue to do so from time to time and it is unclear whether such measures will become more restrictive in the future. A decrease in the number of visitors from the PRC could adversely affect our results of operations. See also “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations” and “— COVID-19 outbreaks have had an adverse effect on our operations, which has had a significant negative effect over the past three years and may continue to materially impact our business, prospects, financial condition and results of operations” for discussions of how COVID-19 outbreaks have affected the policies and measures adopted by the PRC and Macau governments.

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

Regulatory scrutiny of gaming promoters in the PRC and Macau has also affected the gaming business. See “— We depend upon gaming promoters for a portion of our gaming revenues in the Philippines and Cyprus and may depend on gaming promoters in Macau in the future. If we are unable to establish, maintain and increase the number of successful relationships with gaming promoters in the Philippines, Cyprus or Macau, the financial resources of our gaming promoters are insufficient to allow them to continue doing business or we are unable to find alternative means to attract VIP rolling chip patrons in markets such as Macau where gaming promoters have become subject to restrictions on doing business due to legal and regulatory requirements, our results of operations could be materially and adversely impacted” and “— Our business in Macau, the Philippines and

Cyprus is subject to certain regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitations to our properties and have a material adverse effect on our results of operations.”

We derive a significant majority of our revenues from our Macau gaming business and any disruptions or downturns in the Macau gaming market may have a material impact on our business.

Prior to 2014, we derived substantially all of our revenues from our business and operations in Macau. While we now also generate revenues from our Philippine and Cyprus operations, we expect to continue to derive a significant majority of our revenues from our Macau gaming business and may be materially affected by any disruptions or downturns in the Macau gaming market. In 2019, for example, gross gaming revenues in Macau declined by 3.4% on a year-over-year basis as reported by the DICJ. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the Chinese economy. Governmental policies and responses to COVID-19 outbreaks have also resulted in a significant decline in inbound tourism in Macau with gross gaming revenues declining by 30.2% in 2022 compared to 2020, according to the DICJ. See “— COVID-19 outbreaks have had an adverse effect on our operations, which has had a significant negative effect over the past three years and may continue to materially impact our business, prospects, financial condition and results of operations” for a discussion of the impact of COVID-19 outbreaks on our business in Macau.

Although gross gaming revenues in Macau increased by 55.3% on a year-over-year basis in the first two months of 2023 compared to the first two months of 2022 according to the DICJ, we believe that disruptions from COVID-19 outbreaks are ongoing. Our business, financial condition and results of operations may be materially and adversely affected by such impacts or other disruptions in the Macau gaming market. COVID-19 outbreaks have had, and will likely continue to have, an adverse effect on the Macau gaming market. See “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations.”

The gaming industries in Macau, the Philippines and Cyprus are highly regulated.

Gaming is a highly regulated industry in Macau. Our Macau gaming business is subject to various laws and increased audits and inspections from regulators, such as those relating to licensing, tax rates and other regulatory obligations, such as anti-money laundering measures, which may change or become more stringent. Changes in laws may result in additional regulations being imposed on our gaming operations in Macau and our future projects. Our operations in Macau are also exposed to the risk of changes in the Macau government’s policies that govern operations of Macau-based companies and the Macau government’s interpretation of, or amendments to, our gaming concession. Any such adverse developments in the regulation of the Macau gaming industry could be difficult to comply with and could significantly increase our costs, which could cause our projects to be unsuccessful.

The Philippine gaming industry is also highly regulated, including the amendment to the existing Philippines Anti-Money Laundering Act, as amended (“Philippine AMLA”), whereby casinos are included as covered persons subject to reporting and other requirements under the Philippine AMLA. The Anti-Money Laundering Council and PAGCOR have also recently released regulations and guidelines on compliance. Amendments to existing anti-money laundering regulations have been signed into law, expanding the coverage of the Philippine AMLA and including Philippine offshore gaming operators in the list of covered persons, which includes the Melco Philippine Parties. The authority of the Anti-Money Laundering Council was also expanded to include the power to apply for search and seizure orders, issue subpoenas, and preserve, manage or dispose assets pursuant to a freeze order or judgment of forfeiture. While we have adjusted our anti-money laundering policies for our Philippine operations to the revised rules and regulations, we cannot assure you that our contractors, agents or employees will continually adhere to any such current or future policies or any such current or future policies will be effective in preventing our Philippines operations from being exploited for money laundering purposes. City of Dreams Manila is also subject to increased audits and inspections from regulators, including those relating to anti-money laundering requirements and measures. City of Dreams Manila may legally operate under the Philippine License, which requires a number of periodic approvals from and reports to PAGCOR. PAGCOR may refuse to approve proposals by us and our gaming promoters, or modify previously approved proposals and may require us and/or our gaming promoters to perform acts with which we disagree. The Philippine License requires, among others, 95.0% of City of Dreams Manila’s total employees to be locally hired. PAGCOR could also exert a substantial influence on our human resource policies, particularly with respect to the qualifications and salary levels for gaming employees, especially in light of the fact that employees assigned to the gaming operations are required by PAGCOR to obtain a Gaming Employment License. As a result, PAGCOR could have influence over City of Dreams Manila’s gaming operations. Moreover, because PAGCOR is also an operator of casinos and gaming establishments in the Philippines, it is possible that conflicts in relation to PAGCOR’s operating and regulatory functions may exist or may arise in the future. In addition, we and our gaming promoters may not be able to obtain, or maintain, all requisite approvals, permits and licenses that various Philippine and local government agencies may require. Any of the foregoing could adversely affect our business, financial condition and results of operations in the Philippines.

Furthermore, our licenses and permits from various Philippine government agencies, such as those related to labor, public works, safety, fire, buildings, health and environmental, are required to be renewed annually. There is no guarantee that the requirements for such permits and licenses will remain the same, or that the relevant Philippine government agencies will not impose additional and more onerous requirements or costs. This may affect our ability to renew our licenses and permits, which could adversely affect our business in the Philippines.

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

Furthermore, our operations in Cyprus require various licenses and permits granted from various governmental or regulatory bodies in Cyprus, such as those related to labor, food and beverages, safety, fire, buildings, health and environmental, some of which are required to be renewed annually. There is no guarantee that the requirements for such permits and licenses will remain the same, or that the relevant Cyprus governmental or regulatory bodies will not impose additional and more onerous requirements. This may affect our ability to renew our licenses and permits or we may not be able to obtain any additional licenses or permits required to conduct our business as our business and operations expand in a timely manner or at all, which could adversely affect our business in Cyprus.

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

Changes in laws, regulations and policies in the PRC and uncertainties in the legal systems in the PRC may expose us to risks. In addition, rules and regulations in the PRC can change quickly with little advance notice.

We derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, the PRC. Accordingly, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments not only in Macau but also in the PRC. Gaming-related activities in the PRC, including marketing activities, are strictly regulated by the PRC government and subject to various PRC laws and regulations. The PRC legal system continues to rapidly evolve and the interpretations of many laws, regulations and rules are not always uniform. Rules and regulations in the PRC can change quickly with little advance notice. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of all policies and rules imposed by the PRC authorities which may affect or relate to our business and operations. There is also no assurance that our interpretation of the laws and regulations that affect our activities in the PRC is or will be consistent with the interpretation and application by the PRC governmental authorities. These uncertainties may impede our ability to assess our legal rights or risks relating to our business and activities. Any changes in the laws and regulations, or in the interpretation or enforcement of these laws and regulations, that affect gaming-related activities in the PRC could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations and have a material and adverse effect on our business and prospects, financial condition and results of operations. We may incur penalties for any failure to comply with PRC laws and regulations.

In addition, PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms. Such discretion of the PRC administrative and court authorities increases the uncertainties in the PRC legal system and makes it difficult to evaluate the likely outcome of any administrative and court proceedings in the PRC and the level of legal protection we enjoy than in other legal systems. Any litigation or proceedings in the PRC may be protracted and result in substantial costs and diversion of our resources and management attention. Any such litigation or proceedings could have a material adverse effect on our business, reputation, financial condition and results of operations.

The PRC government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The PRC may also intervene or influence our operations in Macau or elsewhere at any time as the PRC government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See also “— Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.” for discussions relating to the PRC Data Security Law.

If (i) we inadvertently conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

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

In the Philippine gaming market, we compete with hotels and resorts owned by both Philippine nationals and international operators. PAGCOR, an entity owned and controlled by the government of the Philippines, also operates gaming facilities across the Philippines. Our operations in the Philippines face competition from gaming operators in other more established gaming centers across the region, particularly those of Macau and Singapore, and other major gaming markets located around the world, including Australia and Las Vegas, as we attract similar pools of customers and tourists. A number of such other operators have a longer track record of gaming operations and such other markets have more established reputations as gaming markets. Our operations in the Philippines may not be successful in its efforts to attract foreign customers and independent gaming promoters to City of Dreams Manila, and to promote Manila as a gaming destination.

In Macau, some competitors have opened new properties, expanded operations and/or have announced intentions for further expansion and developments in Cotai, where City of Dreams and Studio City are located. For example, Phase 3 of the Galaxy Macau Resort is completed and is currently expected to be progressively opened in the second quarter of 2023, while Phase 4 is currently under development. Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, has rebranded and redeveloped Sands Cotai Central in Cotai into The Londoner Macau, which opened in February 2021. MGM Grand Paradise S.A., or MGM Grand Paradise, opened MGM Cotai in February 2018. Sociedade de Jogos de Macau, S.A., or SJM, opened Grand Lisboa Palace in July 2021 and is expected to open two additional hotels in 2023. See “Item 4. Information on the Company — B. Business Overview — Market and Competition.”

In Cyprus, we hold a 30-year casino gaming license, which commenced from June 2017 and as to which the first 15 years are exclusive. Although we hold the exclusive license to operate casinos in the Republic of Cyprus until 2032, we may face competition from a large number of sports betting shops in Cyprus, online sports betting or other illegal casinos in Cyprus closed down by the Cyprus government, and from a large number of casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East. For instance, Hard Rock International announced its plans to open a new integrated casino resort in Greece’s Athens Riviera in 2026 while Wynn Resorts Ltd. announced plans to open the first Gulf Arab region casino at the luxury resort it is constructing at Ras Al Khaimah in the UAE in 2026.

We also compete to some extent with casinos located in other countries, such as Singapore, Malaysia, South Korea, Vietnam, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States. Certain other regions or countries, such as Taiwan and Thailand, may also in the future legalize casino gaming and may not be subject to as stringent regulations as the Macau, Philippine and/or Cyprus markets. We also compete with both legal and illegal online gaming and sports betting websites, cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Asia could also significantly and adversely affect our business, financial condition, results of operations, cash flows and prospects.

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

Macau consists of a peninsula and two islands and is connected to the PRC by five border crossings. Macau has an international airport and connections to the PRC and Hong Kong by road and ferry. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, car, air and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, including the expansion of the Macau Light Rapid Transit and capacity expansion of border crossings, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect our projects in Macau. Any further delays or termination of Macau’s transportation infrastructure projects may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Furthermore, the expected benefits from the Hong Kong-Zhuhai-Macau Bridge, which opened to traffic on October 23, 2018, may not fully materialize, and may not result in significantly increased traffic to Macau and to our Macau properties.

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

In Macau, Melco Resorts Macau is one of the six companies authorized by the Macau government to operate gaming activities. Pursuant to the terms of Macau Law No. 16/2001, or the Macau Gaming Operations Law, as amended, the maximum number of gaming concessions is six. Concessionaires are prohibited from entering into a subconcession agreement. Notwithstanding, the policies and laws of the Macau government may change and could result in the grant of additional concessions or subconcessions, which could significantly increase competition in Macau and also cause us to lose or be unable to maintain or gain market share and, as a result, adversely affect our business.

In the Philippines, PAGCOR has issued regular gaming licenses to the Philippine Licensees and one other company and additional provisional gaming licenses to two other companies in the Philippines for the development and operation of integrated casino resorts. PAGCOR also granted a provisional license to a casino operator located at Las Piñas City and has also licensed private casino operators in special economic zones, including four in the Clark Ecozone, one in Poro Point, La Union, one in Binangonan, Rizal and one in the Newport City CyberTourism Zone, Pasay City. The Philippine License granted by PAGCOR to the Philippine Licensees is non-exclusive, and there is no assurance that PAGCOR will not issue additional gaming licenses, or that it will limit the number of licenses it issues. Any additional gaming licenses issued by PAGCOR could increase competition in the Philippine gaming industry, which could diminish the value of the Philippine Licensees’ Philippine License. This could materially and adversely affect our business, financial condition and results of operations in the Philippines.

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

The pool of experienced gaming and other skilled and unskilled personnel in Macau, the Philippines and Cyprus is limited. Our demand remains high for personnel occupying sensitive positions that require qualifications sufficient to meet gaming regulations and other requirements or skills and knowledge. Competitive demand for qualified personnel is expected to continue due to the increased number of properties recently opened and expected to open in close proximity to our properties in Macau, the Philippines and Cyprus. Notably, with the easing of COVID-19 travel restrictions in Macau and the increase in business volumes, we will need to hire a significant number of employees to operate at full capacity, with a significant portion of these vacancies expected to be filled by non-resident workers for which Macau government-issued quotas are required. In addition, we have a substantial recruitment drive in effect, particularly for managerial and operational related positions, in anticipation of the opening of the City of Dreams Mediterranean in 2023. Conversely, the expected increase in demand for personnel in Macau due to the easing of COVID-19 travel restrictions could adversely affect the supply of personnel in the Philippines. The limited supply and increased competition in the labor market could cause our labor costs to increase.

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

Further, the Macau government is currently enforcing a labor policy pursuant to which the ratio of local to foreign workers that may be recruited is determined on a case-by-case basis and, in relation to construction work, must be at least 1:1 unless otherwise authorized by the Macau government. Such a policy could have a material adverse effect on our ability to complete work on our properties. Moreover, if the Macau government enforces similar restrictive ratios in other areas, such as the gaming, hotel and entertainment sectors, or imposes additional restrictions on the hiring of foreign workers generally, this could have a material adverse effect on the operation of our properties.

In the Philippines, the Philippine License requires that at least 95% of City of Dreams Manila’s total employees be locally hired. Our inability to recruit a sufficient number of employees in the Philippines to meet this provision or to do so in a cost-effective manner may cause us to lower our hiring standards, which may have an adverse impact on City of Dreams Manila’s service levels, reputation and business. In addition, in February 2019, Kilusan ng Manggagawang Makabayan (KMM-Katipunan) Melco Resorts Leisure (PHP) Corporation — Table Games Division — Chapter, or KMM-MELCO TGD, was certified by the Philippines Department of Labor to represent the rank-and-file employees of the Table Games Division of City of Dreams Manila as the former’s sole and exclusive bargaining agent and a collective bargaining agreement was subsequently signed between City of Dreams Manila and the KMM-MELCO TGD in February 2020. We reached a new collective bargaining agreement with the KMM-MELCO TGD in 2022, which will be in effect from July 1, 2022 until June 30, 2024. This new collective bargaining agreement covers essentially the same terms as the previous collective bargaining agreement, with the key differences being a slight adjustment to salaries with effect from July 1, 2023, and an improved leave policy for employees of Table Games Division of City of Dreams Manila. More recently, in February 2023, a petition was granted permitting KMM-Katipunan Melco Resorts and Leisure (Phil) Corporation Integrated Resorts and Casino (Housekeeping Chapter) to hold a certification election in an effort to represent the employees of the Housekeeping Division of City of Dreams Manila. In addition, another union, Kilusan ng Manggagawang Makabayan (KMM-Katipunan) Melco Resorts Leisure (PHP) Corporation — Security and Surveillance Division — Chapter, or KMM-MELCO SSDC, also sought to organize and represent the employees of the Security Division of City of Dreams Manila and filed a petition in February 2021 and July 2022 to request an election by the relevant employees. However, a majority of the members of the Security Division voted against the unionization of their division at the certification election in 2021, and the

KMM-MELCO SSDC withdrew its petition for certification election in November 2022. Any demand or activities of such collective bargaining agent, or any additional collective bargaining agents that may be certified by the Philippines Department of Labor in the future, could have a material adverse effect on the business and operations of City of Dreams Manila or our financial condition and results of operations. The impact of any union activity is difficult to predict, and, if not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations and financial condition.

In Cyprus, there is also a risk that our employees may organize or become part of a collective bargaining agreement or trade union. There is also a shortage of experienced gaming and other skilled and unskilled personnel as Cyprus is a new gaming market and we also compete with other local hotels and resorts for non-gaming personnel in the hospitality sector. There is also a shortage of labor in the construction sector given the robust building activities in Cyprus and the difficulty in applying for work permits for non-EU citizens. As a result, our contractors may have to make up for any shortages in available labor from Greece or other European countries which could also increase our labor costs.

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

We currently have various insurance policies providing certain coverage typically required by gaming and hospitality operations in Macau. In addition, we maintain various types of insurance policies for our Philippine and Cyprus business and operations, including mainly property damage, business interruption, general liability and crime insurance policies. In the Philippines, we also maintain a surety bond required by PAGCOR, which secures the prompt payment by Melco Resorts Leisure of the monthly licensee fees due to PAGCOR. These insurance policies provide coverage that is subject to policy terms, conditions and limits. There is no assurance that we will be able to renew such insurance coverage on equivalent premium costs, terms, conditions and limits upon their expiration. Certain events, such as typhoons and fires, may increase and have increased our premium costs. The cost of coverage may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage. Our cyber insurance may not cover all expenses and losses and, accordingly, such breaches or other compromises of our information security or that of its third-party service providers or business partners may have an adverse impact on our operating results and financial condition.

We cannot assure you that any such insurance policies we obtained or may obtain will be adequate to protect us from material losses. Certain acts and events, including any pandemic, epidemic of infectious diseases, earthquakes, hurricanes and floods, terrorist acts, or cybersecurity attacks could expose us to significant uninsured losses that may be, or are, uninsurable or too expensive to justify obtaining insurance. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. In addition to the damages caused directly by a casualty loss (such as fire or natural disasters), infectious disease outbreaks or terrorist acts, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. As an example, COVID-19 outbreaks have resulted in many governments around the world, including in the Philippines, Macau and Cyprus where we operate, placing quarantines disallowing residents to travel into or outside of the quarantined area, enforcing business closures and other restrictions. While we intend to continue carrying business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover any losses that may result from such events.

There is limited available insurance in Macau, the Philippines and Cyprus and our insurers in Macau, the Philippines and Cyprus may need to secure reinsurance in order to provide adequate cover for our property and development projects. Our credit agreements, our gaming concession in Macau, the Philippine License granted by PAGCOR and certain other material agreements require a certain level of insurance to be maintained, which must be obtained in Macau and the Philippines, respectively, unless otherwise authorized by the respective counter-parties. Failure to maintain adequate coverage could be an event of default under our credit agreements, our gaming concession in Macau or the Philippine License and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

All gaming activities at our table games are conducted exclusively with gaming chips which, like real currency, are subject to the risk of alteration and counterfeiting. We incorporate a variety of security and anti-counterfeit features to detect altered or counterfeit gaming chips. Despite such security features, unauthorized parties may try to copy our gaming chips and introduce, use and cash in altered or counterfeit gaming chips in our gaming areas. Any negative publicity arising from such incidents could also tarnish our reputation and may result in a decline in our business, financial condition and results of operations.

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

Our operations could be, and in certain cases, such as in relation to COVID-19, have been adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika, Ebola and COVID-19. The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in the PRC or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions in the PRC or elsewhere in the world as well as temporary or prolonged closures of the facilities we use for our operations and disruptions to public transportation, which could severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy. See also “— COVID-19 outbreaks have had an adverse effect on our operations, which has had a significant negative effect over the past three years and may continue to materially impact our business, prospects, financial condition and results of operations.”

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

In addition to COVID-19, there can be no assurance that an outbreak of swine flu, avian influenza, SARS, MERS, Zika, Ebola or other contagious disease or any measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of any health epidemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our facilities or employees or others involved in our operations were suspected of having COVID-19, swine flu, avian influenza, SARS, MERS, Zika or Ebola as this could require us to quarantine some or all of such employees or persons or disinfect the facilities used for our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, which could result in reduced business volume and the temporary closure of our facilities or otherwise disrupt our business operations and adversely affect our results of operations. Our revenues and profitability could be materially reduced to the extent that a health epidemic or other outbreak harms the PRC or global economy in general.

Health and safety or food safety incidents at our properties may lead to reputational damage and financial exposures.

We provide goods and services to a significant number of customers on a daily basis at our properties in Macau, Manila and Cyprus. In particular, with attractions, entertainment and food and beverage offerings at our properties, there are risks of health and safety incidents, personal injury, or adverse food safety events, such as food poisoning, physical trauma, slip and fall accidents, or surges in crowd flow at popular ingress and egress points. While we have a number of measures and controls in place aimed at managing such risks, we cannot guarantee that our insurance is adequate to cover all losses, which may result in us incurring additional costs or damages, and negatively impact our financial performance. Such incidents may also lead to reduced customer flow and reputational damage to our properties. See “— We are subject to risks relating to litigation, disputes and regulatory investigations and proceedings which may adversely affect our profitability, financial condition, reputation and prospects.”

Unfavorable fluctuations in the currency exchange rates of the H.K. dollar, U.S. dollar, the Pataca, the Philippine peso or the Euro and other risks related to foreign exchange and currencies, including restrictions on conversions and/or repatriation of foreign currencies, could adversely affect our indebtedness, expenses, profitability and financial condition.

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our current revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. Our current expenses are denominated predominantly in Patacas, H.K. dollars, the Philippine pesos and the Euro. In addition, we have revenues, assets, debt and expenses denominated in Philippine pesos and in Euros relating to our businesses in the Philippines and Cyprus, respectively. We also have subsidiaries, branch offices and assets in various countries and regions, including Singapore and Taiwan, which are subject to foreign exchange fluctuations and local regulations that may impose, among others, limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. In addition, a significant portion of our indebtedness, including the Melco Resorts Finance Notes and Studio City Notes, and certain expenses, are or will be denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars.

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

While we maintain a certain amount of our operating funds in the same currencies in which we have obligations in order to reduce our exposure to currency fluctuations, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2022 and 2021. In addition, we may face regulatory, legal and other risks in connection with our assets and operations in certain jurisdictions that may impose limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.

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

We may undertake mergers, acquisitions, strategic transactions, investments or divestments that are not realized or may result in operating difficulties, distractions from our current businesses or a material and adverse effect on our business and financial condition and subject us to regulatory and legal inquiries and proceedings or investigations.

We have made, and may in the future make, acquisitions, investments, divestments or strategic transactions in companies or projects to expand or complement our existing operations. From time to time, we engage in discussions and negotiations with companies regarding acquisitions, investments, divestments or other strategic transactions, which may be material or significant, in such companies or projects. For example, the discussions and negotiations between us and Melco International led to our acquisition of 75% ownership interest in ICR Cyprus from Melco International, through which we expanded our operations to Cyprus. With this acquisition, our business expanded to the European region and includes the development of the City of Dreams Mediterranean, a new integrated casino resort project in Cyprus. Our expanded operations and developments in Cyprus require significant resources and investments and we may in the future make other acquisitions, investments or strategic transactions that require significant capital commitments and resources.

Should we pursue acquisitions in the PRC, we will be subject to a variety of PRC anti-monopoly laws. In recent years, additional regulations have been implemented which make merger and acquisition activities by foreign investors more time-consuming and complex. The Measures for the Security Review of Foreign Investments promulgated by National Development and Reform Commission, or the NDRC, and Ministry of Commerce, or MOFCOM, which became effective from January 2021, require that a security review by relevant governmental authorities must be conducted for foreign investments that affect or may affect national security in accordance with the provisions thereunder. In November 2021, the State Council inaugurated the National Anti-Monopoly Bureau, which aims to further implement fair competition policies and strengthen anti-monopoly supervision in the PRC, particularly to strengthen oversight and law enforcement in areas involving innovation, science and technology, information security and people’s livelihoods. Any failure or perceived failure by us to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

Any integration process that would follow any of our acquisitions, investments or strategic transactions, including our acquisition of 75% equity interest in ICR Cyprus, may prove more difficult than anticipated. We may be subject to liabilities or claims that we are not aware of at the time of the investment or acquisition, and we may not realize the benefits anticipated at the time of the investment or acquisition. Any benefits anticipated at the time of the investment or acquisition may also not be realized, or may be impacted, due to factors beyond our control. For example, in February 2020, we announced our decision to not pursue the acquisition of an additional 9.99% ownership interest in Crown Resorts due to the impact of COVID-19 outbreaks, and in April 2020, we announced the sale of our 9.99% equity interest in Crown Resorts to a third party and ceased to be a shareholder of Crown Resorts following such sale. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and liabilities, result in losses, including in material amounts, and may adversely affect our businesses, financial condition and operating results. Even if we do identify suitable opportunities, we may not be able to make such acquisitions or investments on commercially acceptable terms or adequate financing may not be available on commercially acceptable terms, if at all, and we may not be able to consummate a proposed acquisition or investment.

We may also, from time to time, receive inquiries from regulatory and legal authorities and become subject to regulatory and legal proceedings or investigations in connection with our acquisitions, investments, divestments or strategic transactions in companies or projects, which may delay or materially impact the completion of such acquisitions, investments, divestments or strategic transactions. For example, in connection with the definitive purchase agreement we entered into with CPH Crown Holdings Pty Limited in May 2019 to acquire a total of an approximately 19.99% ownership interest in Crown Resorts for the total purchase price of AUD1,759.6 million (equivalent to approximately US$1,198.6 million) and pursuant to which we acquired an approximately 9.99% ownership interest in Crown Resorts on June 6, 2019 and were to acquire an additional 9.99% ownership interest in Crown Resorts by September 30, 2019, as a result of the relevant Australian regulatory process, we and CPH Crown Holdings Pty Limited agreed to defer our acquisition of the additional 9.99% ownership interest in Crown Resorts. Any such regulatory and legal proceedings or investigations may materially and adversely affect our business, operations, financial condition and prospects.

We face risks relating to any expansion of our operations and entry into new markets through mergers, acquisitions, strategic transactions or investments.

We have expanded our operations and entered into new markets in the past through acquisitions and strategic transactions. See also “— We may undertake mergers, acquisitions, strategic transactions, investments or divestments that are not realized or may result in operating difficulties, distractions from our current businesses or a material and adverse effect on our business and financial condition and subject us to regulatory and legal inquiries and proceedings or investigations.”

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

We conduct, and expect to continue to conduct, our gaming activities at our casinos on a credit basis as well as a cash basis. Consistent with customary practice, we grant credit to certain premium direct players, and in markets where we engage gaming promoters and the grant of credit is permitted such as the Philippines, we grant credit to gaming promoters. We may also grant credit to gaming promoters in Macau. Gaming promoters bear the responsibility for issuing credit and subsequently collecting the credit they granted. We extend credit, often on an unsecured basis, to certain gaming promoters and VIP patrons whose level of play and financial resources warrant such an extension in our opinion. High-end patrons typically are extended more credit than patrons who wager lower amounts. Any slowdown in the economy could adversely impact our VIP patrons, which could in turn increase the risk that these clients may default on credit extended to them. In Cyprus, a new gaming market, we also grant credit to a small number of selected premium direct players.

We may not be able to collect all of our gaming receivables from, or fully realize the value of collateral posted by, our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions including Macau, the Philippines, Cyprus and under certain circumstances, Hong Kong. As most of our customers in Macau are visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts in many jurisdictions, do not enforce gaming debts. Further, we may be unable to locate assets in other jurisdictions against which recovery of gaming debts can be sought. The collectability of receivables from our credit customers, and, in particular, our international credit customers, could be negatively affected by future business or economic trends or by significant events in the jurisdictions in which these customers reside, or in which their assets are located. As a result of COVID-19, we have increased our estimated allowance for credit losses. We may also have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. We could suffer a material adverse impact on our operating results if receivables from our credit customers are deemed uncollectible. In addition, in the event a credit customer suffers losses in connection with any gaming activities at our properties and receivables from such customer are uncollectible, Macau gaming taxes, Philippines license fees or Cyprus gaming taxes (as the case may be) will still be payable on the resulting gaming revenues, notwithstanding any receivables owed by such customer to us may be uncollectible. An estimated allowance for credit losses is maintained to reduce our receivables to their carrying amounts, which approximate fair values.

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

A portion of our casino revenues in Macau are generated from the rolling chip segment of the gaming market. Similarly, City of Dreams Manila also attracts foreign gaming visitors, particularly VIP players who typically place large individual wagers. The loss or a reduction in the play of the most significant of these rolling chip patrons or VIP gaming customers could have an adverse effect on our business. In addition, revenues and cash flows derived from high-end gaming of this type are typically more volatile than those from other forms of gaming primarily due to high bets and the resulting high winnings and losses. As a result, our business, results of operations and cash flows from operations may be more volatile from quarter to quarter than that of our competitors and consequently may require higher levels of cage cash in reserve to manage this volatility.

We depend upon gaming promoters for a portion of our gaming revenues in the Philippines and Cyprus and may depend on gaming promoters in Macau in the future. If we are unable to establish, maintain and increase the number of successful relationships with gaming promoters in the Philippines, Cyprus or Macau, the financial resources of our gaming promoters are insufficient to allow them to continue doing business or we are unable to find alternative means to attract VIP rolling chip patrons in markets such as Macau where gaming promoters have become subject to restrictions on doing business due to legal and regulatory requirements, our results of operations could be materially and adversely impacted.

Historically, VIP rolling chip patrons introduced to us by gaming promoters were responsible for a significant portion of our gaming revenues in Macau. However, significantly increased regulatory scrutiny of gaming promoters in Macau has resulted, and may continue to result, in restrictions on their activities and the cessation of business of many gaming promoters. In addition, changes to the legal and regulatory framework in the PRC has also affected gaming promoters in Macau. For example, amendments to the PRC’s criminal laws, which provide that anyone that organizes trips for Chinese citizens for the purpose of gambling outside of the PRC, including Macau, may be deemed to have conducted a criminal act, came into effect on March 1, 2021. Furthermore, in November 2021, the Court of Final Appeal in Macau issued a final unappealable decision holding that a gaming operator was jointly liable with a gaming promoter for the refund of funds deposited with such gaming promoter, and separately the Macau authorities have arrested executives from a gaming promoter for alleged illegal overseas gaming related activities. In January 2022, the Macau authorities also arrested an executive from another gaming promoter and certain related individuals and certain of these individuals were sentenced to jail terms in addition to the payment of monetary compensation to the Macau government in January 2023. In December 2021, we terminated our arrangements with all gaming promoters in Macau. On December 20, 2022, a new law came into effect that included provisions clarifying the extent of joint liability of concessionaires and gaming promoters pursuant to which the acceptance of funds or chips from others by a gaming promoter is only considered activity undertaken by the casino when such funds or chips were used to play or result from gaming winnings. The records kept by the concessionaire with respect to the chips or play are relevant for such determination. Under such new law, the taking of deposits of funds from others not for gaming purposes is considered a crime. We may in the future engage gaming promoters in Macau. In the event gaming promoters remain subject to such restrictions and regulatory scrutiny in Macau and we are unable to successfully attract VIP rolling chip patrons without such promoters or expand our mass market segment in Macau, our business, financial condition and results of operations could be affected materially and adversely. For a further discussion of restrictions on gaming promoters in Macau, see “— Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.”

As of the end of 2022, we had arrangements with five gaming promoters in the Philippines. In the event we are unable or choose not to partner with additional gaming promoters in the Philippines or are unable to successfully operate our VIP rolling chip operations with reduced reliance on customers introduced by gaming promoters or expand our mass market segment in the Philippines, our business, financial condition and results of operations could be affected materially and adversely.

For our operations in Cyprus, there are currently two licensed gaming promoters, although only one of them is currently active.

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

The reputation and integrity of the parties with whom we engage in business activities are important to our own reputation and our ability to continue to operate in compliance with the permits and licenses required for our businesses. These parties include, but are not limited to, those who are engaged in gaming-related activities, such as gaming promoters, developers and hotel, restaurant and night club operators with whom we have or may enter into services or other types of agreements. Under the Macau Gaming Operations Law and Gaming Activities Law, if we enter into new arrangements with gaming promoters in the future, Melco Resorts Macau has an obligation to supervise gaming promoters who operate at our Macau properties to ensure their compliance with applicable laws and regulations. In June 2022, PAGCOR published The Casino Guide for Fitness and Propriety Assessment for Junket Operators, under which all land-based casinos must assess the fitness and propriety nature of its junket or chip-washing operators, its associates/agents/promoters, and applicants for junket operations. To conduct any business activity in licensed casinos, all persons responsible for the operations of junkets and/or applicants for junket operations must demonstrate that they are a “fit and proper” person.

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

We have registered or have the right to use the trademarks, including “Melco,” “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “The Countdown,” “Morpheus,” “The House of Dancing Water,” “City of Dreams Manila,” “Studio City,” “Melco Resorts Philippines,” “C2” and “Melco Resorts & Entertainment” in Macau, the Philippines, Cyprus and/or other jurisdictions. We have also registered in Macau, the Philippines, Cyprus and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau, City of Dreams Manila and Cyprus. We endeavor to establish and protect our intellectual property rights through trademarks, service marks, domain names, licenses and other contractual provisions. The brands we use in connection with our properties have gained recognition. Failure to possess, obtain or maintain adequate protection of our intellectual property rights could negatively impact our brands and could have a material adverse effect on our business, financial condition and results of operations. For example, third parties may misappropriate or infringe our intellectual property, which may include but not be limited to the use of our intellectual property by offshore gaming websites, including those that may attempt to defraud members of the public. While we may take legal or other appropriate actions against these unauthorized offshore websites, such as by reporting the sites to the appropriate governmental or regulatory authorities, such actions may not be effective or significant expenses could be incurred and such unauthorized activities may draw businesses away from our operations and/or tarnish our reputation, all of which may adversely affect our business, financial condition and results of operations.

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

The free ports, offshore financial services and free movement of capital have created an environment whereby casinos in Macau, the Philippines or Cyprus could be exploited for money laundering purposes. We also deal with significant amounts of cash in our regular casino operations in Macau, the Philippines and Cyprus. As our Macau, Philippine and Cyprus operations are subject to various reporting and anti-money laundering regulations and increased audits and inspections from regulators, we have implemented anti-money laundering policies to address those requirements. Philippine laws on anti-money laundering have been amended to include casinos as covered institutions and the Anti-Money Laundering Council and PAGCOR have also recently released corresponding regulations and guidelines on compliance. The Cyprus House of Representatives has also enacted the Prevention and Suppression of Money Laundering and Terrorist Financing Law 2007 to 2021(188(I)/2007) to transpose the European Union’s Fifth Anti-Money Laundering Directive 2018/843 into national law of Cyprus. The CGC also issued an updated anti-money laundering Direction in December 2021 which requires us to implement more compliance measures, primarily to meet additional obligations relating to our monitoring and control obligations and CGC reporting requirements. While we have adjusted our anti-money laundering policies for our Philippine and Cyprus operations to these new rules and regulations, their implementation or application, as well as any further changes to anti-money laundering laws and regulations in Macau, the Philippines and Cyprus may require us to adopt changes to our own anti-money laundering policies.

We cannot assure you that our contractors, agents or employees will continually adhere to any such current or future policies or these policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau, the Philippines or Cyprus.

There can be no assurance that, despite the anti-money laundering measures we have adopted and undertaken, we would not be subject to any accusation or investigation related to any possible money laundering activities. In addition, we expect to be required by relevant regulatory authorities from Macau, the Philippines, Cyprus and other jurisdictions that regulate our business activities to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations during which regulatory authorities may make inquiries and take other actions such as compliance audits at their discretion. Any incident of money laundering, accusation of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters, our customers or others with whom we are associated could have a material adverse impact on our reputation, business, cash flow, financial condition, prospects and results of operations. Any serious incident of, or repeated violation of, laws related to money laundering or any regulatory investigation into money laundering activities may cause a revocation or suspension of the concession, of the Philippine License or the Cyprus License. For more information regarding anti-money laundering regulations in Macau, the Philippines and Cyprus, see “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Anti-Money Laundering and Terrorism Financing Regulations”, “Item 4. Information on the Company — B. Business Overview —

Regulations — Philippines Regulations — Anti-Money Laundering Regulations in the Philippines.” and “Item 4. Information on the Company — B. Business Overview — Regulations — Cyprus Regulations — Anti-Money Laundering Law and Regulations.”

Our information technology and other systems are subject to cybersecurity risks, including misappropriation of customer information, other breaches of information security or other cybercrimes, as well as regulatory and other risks.

We rely on information technology and other systems (including those maintained by third-parties with whom we contract to provide data services) to maintain and transmit large volumes of customer information, credit card settlements, credit card funds transmissions, mailing lists and reservations information and other personally identifiable information. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The systems and processes we have implemented to protect customers, employees and company information are subject to the rapidly changing risks of compromised security and may therefore become outdated. Despite our preventive efforts, we are subject to the risks of compromised security, including cyber and physical security breaches, system failures, computer viruses, technical malfunctions, inadequate system capacities, power outages, natural disasters and inadvertent, negligent or intentional misuses, disclosure or dissemination of information or data by customers, company employees or employees of third-party vendors, ransomware attacks that encrypt, exfiltrate or otherwise render data unusable or unavailable or other forms of cybercrimes that include fraud or extortion. These risks can also be manifested in a variety of other ways, including through methods which may not yet be known to the cybersecurity community, and have become increasingly difficult to anticipate and prevent.

The steps we take to deter and mitigate these risks may not be successful or effective and our insurance coverage for protecting against cybersecurity risks may not be sufficient. Our third-party information system service providers face risks relating to cybersecurity similar to ours, and we do not directly control any of such service providers’ information security operations. A significant theft, loss or fraudulent use of customer or company data maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team, and result in remediation expenses, regulatory penalties and litigation by customers and other parties whose information was subject to such attacks, all of which could have a material adverse effect on our business, prospects, results of operations and cash flows. If our information technology systems become damaged or otherwise cease to function properly, our services and results of operations may be adversely affected and we may have to make significant investments to repair or replace them. Furthermore, any extended downtime from power supply disruptions or information technology system outages which may be caused by cybersecurity attacks or other reasons at our properties may lead to an adverse impact on our operating results if we are unable to deliver services to customers for an extended period of time.

Despite the security measures we currently have in place, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, acts of vandalism, phishing attacks, computer viruses, misplaced or lost data, programming or human errors, other cybercrimes and other events. Cyber-attacks are becoming increasingly more difficult to anticipate and prevent due to their rapidly evolving nature and, as a result, the technology we use to protect our systems could become outdated. The occurrence of any of the cyber incidents described above could cause reputational harm to us, expose us to legal proceedings and have a material adverse effect on our business, results of operations and cash flows.

Any perceived or actual electronic or physical security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential or personally identifiable information, whether by us or by a third party, could disrupt our business, damage our reputation and relationships with our customers, suppliers and employees, expose us to risks of litigation, significant fines and penalties and liability, result in the deterioration of our customers’, suppliers’ and employees’ confidence in us, and adversely affect our business, results of operations and financial condition. Any perceived or actual unauthorized disclosure of personally identifiable information of our employees, customers, suppliers or website visitors could harm our reputation and credibility and reduce our ability to attract and retain employees, suppliers and customers. We are also subject to enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to cybersecurity. For example, a new Cybersecurity Law was introduced in Macau in 2019 which also applies to our businesses in Macau. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Cybersecurity Regulations.” As any of the above cybersecurity threats develop and grow and our obligations under cybersecurity regulations increase, we may find it necessary to make significant further investments to protect our data and infrastructure, including the implementation of new computer systems or upgrades to existing systems, deployment of additional personnel and protection-related technologies, engagement of third-party consultants, and training of personnel.

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

Our customers, suppliers and employees have a high expectation that we will adequately protect their personal information. Such collection, use and/or transmission of personal data is governed by privacy laws and regulations and such laws and regulations change often, vary significantly by jurisdiction and often are newly enacted. For example, the European Union (EU)’s General Data Protection Regulation (“GDPR”), which became effective in May 2018, requires companies to meet new and more stringent requirements regarding the handling of personal data. The GDPR may also capture data processing by non-EU firms with no EU establishment if, for example, they conduct direct marketing that specifically targets individuals in the EU.

In some jurisdictions, including the PRC where we have a wholly-owned subsidiary that hosts domain names of our PRC websites and other online platforms which promote our non-gaming amenities in the PRC, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, the Cybersecurity Administration of China, or CAC, issued the New Measures for Cybersecurity Review, or the New Measures, on January 4, 2022, which amended the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021 and came into effect on February 15, 2022. The New Measures extend the scope of cybersecurity review to network platform operators engaging in data processing activities that affect or may affect national security, including overseas listings. Specifically, the New Measures provide that if a network platform operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review and, in any event, the CAC has the authority to initiate a cybersecurity review if it considers the data processing activities in connection with a proposed listing will or may affect national security. The New Measures do not specify the types of public listings that will be subject to cybersecurity review and do not give sufficient guidance on the specific types of data processing activities that may be subject to cybersecurity review. The PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As such, we cannot predict the impact of the New Measures on us, if any, at this stage, and we will closely monitor and assess the developments in the rule-making process. If the practical application of the New Measures results in mandated clearance of cybersecurity reviews and other specific actions to be completed by companies operating in Macau like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not received any formal notice from any PRC cybersecurity regulator that we should apply for or otherwise be subject to a cybersecurity review, but we cannot be certain that such notifications will not occur in the future.

On November 14, 2021, the draft Regulations for the Administration of Cyber Data Security was published by the CAC for public comment, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) a merger, reorganization or division of online platform operators that have acquired a large number of data resources related to national security, economic development or public interests which affect or may affect national security; (ii) a listing abroad when the data processor processes over one million users’ personal information; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. It also requires data processors processing important data or listed outside China to carry out a data security assessment annually by itself or through a third party data security service provider and submit an assessment report to the local agency of the CAC. As there are still uncertainties regarding the further enactment of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot predict the impact of the Regulations for the Administration of Cyber Data Security on us, if any.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection systems for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities requires (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The PRC Personal Information Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within the PRC as well as certain personal information processing activities outside the PRC, including those for the provision of products and services to natural persons within the PRC or for the analysis and assessment of acts of natural persons within the PRC. Although we have not collected, stored or managed any personal information in the PRC, given that there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, if they are deemed to be applicable to companies operating in Macau, like us, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations. Furthermore, we must also comply with other industry standards such as those for the credit card industry and other applicable data security standards.

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

Unfavorable publicity regarding us, or our directors, officers or affiliates, whether substantiated or not, may have a material and adverse effect on our business, brand and reputation. Such negative publicity may require us to engage in a defensive media campaign, which may divert our management’s attention, result in an increase in our expenses and adversely impact our results of operations, financial condition, prospects and strategies. The continued expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated. Any negative press or publicity could also lead to government or other regulatory investigations, including causing regulators with jurisdiction over our gaming operations in Macau, the Philippines and Cyprus to take action against us or our related licensees, including actions that could affect the ability or terms upon which our subsidiaries hold their gaming licenses and/or concession, our suitability to continue as a shareholder of those subsidiaries and/or the suitability of key personnel to remain with us. If any of these events were to occur, it could cause a material adverse effect on our business and prospects, financial condition and results of operations.

Our new branded products or new business lines may not be successful.

In 2018, we launched our new property at City of Dreams under the Morpheus brand. We have also launched the Nüwa brand in both Macau and the Philippines and the C2 brand in Cyprus and intend to rebrand The Countdown. We may continue introducing new brand names and brand identities in the future, such as City of Dreams Mediterranean in Cyprus, which may be time-consuming and expensive, or may not have the intended effect, any of which could have a material adverse effect on our business, results of operations and financial condition. We may also launch new products or enter into new business or service lines that are subject to different business or regulatory risks than our existing gaming business. These new initiatives may subject us to additional costs for complying with a new set of laws, rules, regulations and policies and/or requirements imposed by new governmental and regulatory bodies. Given our relative lack of experience in these new business ventures, there is also no assurance that they will be successful. Accordingly, the revenue streams from our new properties and casinos opening in the near future may not be stable or significant.

Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners and our ability to accept certain customers, which could materially and adversely affect our competitiveness and business operations.

The United Nations and a number of countries and jurisdictions, including the PRC, the United States and the EU, have adopted various economic or trade sanction regimes. In particular, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of PRC-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, Tencent Holdings Limited, certain of their respective affiliates, and other PRC-based technology companies. These Chinese technology conglomerates manufacture and/or develop telecommunications and other equipment, software, mobile Apps and devices that are popular and widely used globally, including by us and by our customers, especially those in the PRC. The United States has also in certain circumstances imposed and threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements on the PRC and PRC-based companies. The U.S. government has brought enforcement actions against ZTE Corporation and Huawei and related persons, as well as companies who engaged in unauthorized transactions with Huawei.

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

In addition, the continuing military conflict between Russia and Ukraine has led to sanctions and export controls being imposed by the United States, the European Union, the United Kingdom and other countries targeting Russia, its financial systems and major financial institutions and certain Russian entities and persons. As these new and growing lists of sanctions and measures are extensive and changing, they could be difficult to comply with and could also significantly increase our business and compliance costs. Such sanctions and measures have had and may continue to have a negative impact on our business and our ability to accept certain customers, including for our business in Cyprus where historically a significant number of tourists have come from Russia.

Climate change, environmental, social and governance and sustainability related concerns could have a significant negative impact on our business and results of operations.

Governments, regulatory authorities, investors, customers, employees and other stakeholders are increasingly focusing on environmental, social and governance (“ESG”) and sustainability practices and disclosures, and expectations in this area are rapidly evolving and growing. There are also risks associated with the chronic and acute physical effects of climate change (including changes in sea levels, water shortages, droughts, typhoons and other extreme weather phenomena and natural disasters). Inability to maintain reliable energy supplies due to climate change disruptions may also impact our business continuity and an increase in frequency of extreme weather events could leave us vulnerable to increased insurance costs or limit or ability to obtain sufficient coverage. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — Our business in Macau, the Philippines and Cyprus is subject to certain regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitations to our properties and have a material adverse effect on our results of operations” for a discussion of risks relating to natural disasters that could be exacerbated by climate change.

We are also subject to the changes in related laws and regulations and their compliance could be difficult and costly. The criteria by which our ESG and sustainability practices are assessed may also change due to the evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. We have potentially high exposure to net zero transition-related policies and carbon prices that could result in energy inflationary pressures. Implicit carbon costs could also affect us where investments are required to meet building efficiency requirements and emissions regulations that are introduced as part of net zero transition plans. In addition, we have exposure to potential commodity price increase pressures on energy intensive goods and construction materials procured as a result of net zero transition-related regulations. If we are unable to satisfy such new criteria, stakeholders may conclude our policies and/or actions with respect to ESG and sustainability matters are inadequate. In addition, we utilize a significant amount of energy and water and produce a substantial amount of waste in our operations and any failure in our efforts to use materials efficiently or reduce waste may not meet the expectations of our stakeholders and our own ESG objectives. Compliance with future climate-related legislation and regulation, and our efforts to achieve emissions reduction targets, could also be difficult and costly. Consumer travel and consumption preferences may also shift due to sustainability related concerns or costs. As a result of the foregoing, we may experience significant increased operating and compliance costs, operating disruptions or limitations, reduced demand, and constraints on our growth, all of which could adversely affect our profits.

Risks Relating to Operating in the Gaming Industry in Macau

Our business and operations in Macau are dependent upon our concession and, if we fail to comply with the complex legal and regulatory regime in Macau, our concession may be subject to revocation.

Under the terms of the Concession Contract, we are obligated to comply with all laws, regulations, rulings and orders promulgated by the Macau government from time to time. In addition, we must comply with all terms of the Concession Contract which contains various general covenants and provisions, such as general and special duties of cooperation, special duties of information and obligations in relation to the execution of our investment plan, as to which the determination of compliance is subjective and depend, in part, on our ability to maintain continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations and covenants under the concession and applicable laws and regulations in a manner that would avoid any violations. We cannot assure you that we will perform such obligations and covenants in a way that satisfies the requirements of the Macau government.

Melco Resorts Macau’s concession further provides that the Macau government is allowed to request various changes in our investment plan and impose business and corporate requirements that may be binding on us. Melco Resorts Macau must also first obtain the Macau government’s approval before raising certain financing and must notify the Macau government before taking certain financial decisions. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by our concession, the gaming law or other related regulations.

The harshest penalty that may be imposed on us for failure to comply with the complex legal and regulatory regime in Macau and the terms of the Concession Contract is revocation of the concession. Under the concession, the Macau government has the right to unilaterally terminate the concession in the event of non-compliance by Melco Resorts Macau with its basic obligations under the concession and applicable Macau laws. If such a termination were to occur, any casino premises and gaming equipment at that time will revert or be transferred to the Macau government without compensation to us and we would be unable to operate casino gaming in Macau, which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in our projects. Termination events include, among others, endangerment to the national security of the PRC or Macau; the operation of gaming without permission or operation of a business which does not fall within the business scope of the concession; abandonment of approved business or suspension of operations of its gaming business in Macau without reasonable grounds; transfer of all or part of Melco Resorts Macau’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval; failure to pay taxes, premiums, levies or other amounts payable to the Macau government; systematic non-compliance with the Macau Gaming Operations Law’s basic obligations; for reasons of public interest; and for failure to meet probity standards or failure to meet the investment amount and other criteria set in the Concession Contract within the period set by the Macau government. These events could lead to the termination of Melco Resorts Macau’s concession without compensation to Melco Resorts Macau. In many of these instances, the Concession Contract does not provide for a specific cure period within which any such events may be cured and the granting of any cure period, if at all, would be at the discretion of the Macau government. See “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Concession Contract in Macau.”

Currently, there is no precedent on how the Macau government will treat the termination of a concession and the laws and regulations relating to termination of a concession have not yet been applied by the Macau government. Accordingly, the scope and enforcement of the provisions of Macau’s gaming regulatory system cannot be fully assessed.

Studio City faces significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations.

Studio City commenced operations in October 2015 and operates in a challenging competitive environment. For example, some of our competitors in Macau have expanded operations or have announced intentions for further expansion and developments in Cotai, where Studio City is located. See “— We face intense competition in Macau, the Philippines and elsewhere in Asia and Europe and may not be able to compete successfully.” Moreover, we face risks and uncertainties related to changes to the Chinese and Macau governments’ policies and regulations relating to gaming markets, including those affecting gaming table allocation and caps, smoking restrictions, exchange controls and repatriation of capital, measures to control inflation and monetary transfers and travel restrictions.

In addition, Studio City may find it challenging to comply with the terms imposed under its financing arrangements, especially during periods of challenging market conditions (including changes in the PRC’s economy). The 2028 Studio City Senior Secured Credit Facility and the indentures governing the Studio City Notes impose certain operating and financial restrictions, including limitations on the ability to pay dividends, incur additional debt, make investments, create liens on assets or issue preferred stock. If we are unable to comply with such restrictions, it could cause repayment of our debt to be accelerated. See “— The agreements governing our credit facilities and debt instruments contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions or otherwise take actions that may be in our best interests” and “As of March 30, 2023, we are finalizing the licensing procedures for the Phase 2 project for Studio City under the terms of a land concession which currently requires us to fully develop the land on which Studio City is located by June 30, 2023. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete certain licensing procedures by June 30, 2023, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.”

All of the foregoing trends, risks and uncertainties may have a material adverse impact on our business, financial condition and results of operations.

Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of the PRC, including to Macau. For example, a Chinese citizen traveling abroad is only allowed to take a total of RMB20,000 (equivalent to approximately US$2,889) plus the equivalent of up to US$5,000 out of China. The annual limit of RMB100,000 (equivalent to approximately US$14,443) is the aggregate amount that can be withdrawn overseas by any person from Chinese bank accounts and it was set by the Chinese government, with effect on January 1, 2018. In addition, the Chinese government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from the PRC to Macau. Furthermore, a law also exists to control cross-border transportation of cash and other negotiable instruments to the bearer. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (equivalent to approximately US$14,918) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. The adoption of digital currency by the Chinese government may also cause more restrictions on the export of the Renminbi out of the PRC, which may impede the flow of customers from the PRC to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

In addition, the value of RMB against the U.S. dollar and other currencies may fluctuate and may be affected by, among other things, changes in political and economic conditions and the foreign exchange policies adopted by the PRC government. In 2022, the value of RMB depreciated approximately 8.6% against the U.S. dollar. It remains difficult to predict how market forces or PRC or U.S. government policy, including the ongoing trade disputes between the PRC and the U.S. governments may further exacerbate the devaluation of the RMB against the U.S. dollar and other currencies in the future. Given that we derive a significant majority of our revenues from our Macau gaming business and a significant number of our gaming customers come from, and are expected to continue to come from, the PRC, any further devaluation of the RMB against the U.S. dollar and other currencies may affect the visitation and level of spending of these gaming customers and could in turn have a material adverse effect on our revenues and financial condition.

Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.

Our operations in Macau are also exposed to the risks of changes in laws and policies. Current laws in Macau, such as licensing requirements, tax rates, immigration and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon gaming operations in Macau. See “— The gaming industries in Macau, the Philippines and Cyprus are highly regulated.”

On June 22, 2022, Law no. 7/2022, which amends Law no. 16/2001, or the Macau Gaming Operations Law, was published and on December 19, 2022, Law no. 16/2022, the new Gaming Activities Law, which replaces Administrative Regulation no. 6/2022, or the Gaming Promoter Regulation was published. These laws set additional requirements applicable to our operations. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations.” In addition, the Macau government imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, entry into casinos by off-duty gaming related employees, location requirements for sites with gaming machine lounges, data privacy and other matters. Any such legislation, regulation or restriction which is being or may in the future be imposed by the Macau government may have a material adverse impact on our operations, business and financial performance. Furthermore, our inability to address any of these requirements or restrictions imposed by the Macau government could adversely affect our reputation and result in criminal or administrative penalties, in addition to any civil liability and other expenses. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations.”

Also, smoking on the premises of casinos is only permitted in authorized segregated smoking lounges with no gaming activities, and such segregated smoking lounges are required to meet certain standards determined by the Macau government. Our properties currently have a number of segregated smoking lounges. We cannot assure you that the Macau government will not enact more stringent smoking control legislation. Such limitations imposed on smoking have and may deter potential gaming patrons who are smokers from visiting casinos in Macau, which could adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Smoking Regulations.”

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

Our activities in Macau are subject to administrative review and approval by various departments of the Macau government. For example, our business activities are subject to the administrative review and approval by the DICJ, Macau health department, Macau labor bureau, Macau construction works bureau, Macau fire department, Macau finance department and Macau Government Tourism Office. We cannot assure you that we will be able to obtain or maintain all necessary approvals, which may materially affect our business, financial condition, results of operations, cash flows and prospects. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

The Macau government has established a maximum number of gaming tables and gaming machines that may be operated in Macau and has set a minimum average annual gross gaming revenue on gaming tables and gaming machines.

The Macau government has set a cap on gaming tables and gaming machines that may be operated in Macau at 6,000 gaming tables and 12,000 gaming machines. In addition, gaming tables and gaming machines previously allocated to a concessionaire may also be revoked if the minimum average annual gross gaming revenue of MOP7 million for gaming tables and MOP300,000 for gaming machines are not met for two consecutive years or the tables or gaming machines are not fully utilized without reason within a certain period. Current and future restrictions on gaming tables and gaming machines may have a material impact on our gaming revenues and overall business and operations.

Melco Resorts Macau’s tax exemption from Complementary tax on income from gaming operations under the subconcession tax expired on December 31, 2022, and we may not be able to extend it.

Companies in Macau are subject to Complementary tax of up to 12% of taxable income, as defined in relevant tax laws. We are also subject to a 35% special gaming tax on our gaming revenues as well as contributions of 2% and 3% of gross gaming revenue to a public fund, and to urban development, touristic promotion and social security, respectively. Such contributions may be waived or reduced with respect to gross gaming revenue generated by foreign patrons under certain circumstances. The Macau government granted to Melco Resorts Macau the benefit of a corporate tax holiday on gaming profits in Macau until 2021, which was extended until December 31, 2022 by dispatch of the Chief Executive. We have applied for an extension of the corporate tax holiday of Melco Resorts Macau for the period from January 1, 2023 to December 31, 2027 and such application is pending approval by the Macau government. In addition, the Macau government has granted to one of our subsidiaries in Macau the Complementary tax exemption until 2021 on profits generated from income received from Melco Resorts Macau, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. The dividend distributions of such subsidiary to its shareholders continue to be subject to Complementary tax. We have applied for an extension of such Complementary tax exemption for the period from January 1, 2022 to December 31, 2022 and further for the period from January 1, 2023 to December 31, 2027 and such application is pending approval by the Macau government. We cannot assure you that the corporate tax holiday benefits will be extended beyond their expiration dates.

During the five-year period from 2017 through 2021, an annual payment of MOP18.9 million (equivalent to approximately US$2.3 million) was payable by Melco Resorts Macau with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributed by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. For the period from January 1, 2022 to June 26, 2022, a payment of MOP4 million (equivalent to approximately US$0.5 million) was paid by Melco Resorts Macau. In March 2023, Melco Resorts Macau received an extension of the agreement with the Macau government for an amount of MOP4.2 million (equivalent to approximately US$0.5 million) as payment for the period from June 27, 2022 to December 31, 2022. Upon the payment of such amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. We have applied for an extension of such arrangement for the period from January 1, 2023 to December 31, 2027 at an amount to be set by the Macau government but we cannot assure you that the same arrangement will be applied during such period or beyond or that, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.

Risks Relating to Operating in the Gaming Industry in the Philippines

The land and buildings comprising the site occupied by City of Dreams Manila is leased by Melco Resorts Leisure and thus subject to risks associated with tenancy relationships.

Melco Resorts Leisure entered into a lease agreement on October 25, 2012, which became effective on March 13, 2013 (as amended or supplemented, the “Lease Agreement”), pursuant to which it leases from Belle Corporation the land and buildings occupied by City of Dreams Manila, which, in turn, leases part of the land from the Philippine government’s social security system (the “Social Security System”). Numerous potential issues or causes for disputes may arise from a tenancy relationship, such as with respect to the provision of utilities on the premises, rental lease payments, or any adjustments thereto, and the maintenance and normal repair of the buildings, any of which could result in an arbitrable dispute between Belle Corporation and Melco Resorts Leisure. There can be no assurance that any such dispute would be resolved or settled amicably or expediently or that Melco Resorts Leisure will not encounter any material issues with respect to its tenancy relationship with Belle Corporation. In August 2022 and October 2022, we entered into amendment agreements to the Lease Agreement with Belle Corporation, under which the parties revised the rent payable (i) for the year ended December 31, 2022; and (ii) for the year ended December 31, 2022 through the year ending December 31, 2033, respectively, subject to adjustments based on the annual headline inflation and bonus rent pursuant to the terms thereof. There can be no assurance that any material issue arising out of the tenancy relationship can always be resolved swiftly and on terms acceptable to us. Furthermore, if any dispute arises, Belle Corporation, as lessor, could discontinue essential services necessary for the operation of City of Dreams Manila, or seek relief to oust Melco Resorts Leisure from possession of the leased premises. Any prolonged or substantial dispute between Belle Corporation and Melco Resorts Leisure, or any dispute arising under the lease agreement between Belle Corporation and the Social Security System, could have a material adverse effect on the operations of City of Dreams Manila, which could in turn adversely affect our business, financial condition and results of operations. In addition, any negative publicity arising from disputes with, or non-compliance by, Belle Corporation with the Lease Agreement could have a material adverse effect on our business and prospects, financial condition and results of operations.

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

Melco Resorts Leisure is designated as the sole operator under the provisional gaming license issued by PAGCOR on December 12, 2008 for the development of an integrated tourism resort and to establish and operate a casino within Entertainment City in Manila, the Philippines, under which the Melco Philippine Parties and the Philippine Parties are co-licensees pursuant to the Amended Certificate of Affiliation and Provisional License dated January 28, 2013 (the “Provisional License”). Prior to this, Belle Corporation and the other Philippine Parties elected to terminate such contracts and the operator with whom Belle Corporation previously contracted, on behalf of itself and such third-party contractors, signed a waiver releasing the Philippine Parties from all obligations thereunder. Although Belle Corporation agreed to indemnify the Melco Philippine Parties from any loss suffered in connection with the termination of such contracts, there can be no assurance that Belle Corporation will honor such agreement. Any issues which may arise from such contracts and their counterparties, or any attempt by another operator or any other third party contractor to enforce provisions under such contracts, could interfere with MRP’s operations or cause reputational damage, which could materially and adversely affect our business, financial condition and results of operations.

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

Melco Resorts Leisure’s right to operate City of Dreams Manila is subject to certain limitations under the operating agreement for the management and operation of City of Dreams Manila, entered into among Melco Resorts Leisure and the Philippine Parties. For example, Melco Resorts Leisure is prohibited from entering into any contract for City of Dreams Manila outside the ordinary course of the operation and management of City of Dreams Manila with an aggregate contract value exceeding US$3.0 million (such contract value to be increased by 5.0% each year on each anniversary date of the operating agreement, with the threshold at approximately US$4.7 million for the year ended December 31, 2022) without the consent of the other Philippine Licensees. In addition, Melco Resorts Leisure is required to remit specified percentages of the mass market and VIP gaming earnings before interest, tax, depreciation and amortization and other defined adjustments or net revenues derived from City of Dreams Manila to PremiumLeisure and Amusement Inc.

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

The Philippine License is also subject to suspension or termination upon the occurrence of certain events. The requirements imposed by the Philippine License include, among others:

•	payment of monthly license fees to PAGCOR;

•	maintenance of a debt-to-equity ratio (based on calculation as agreed with PAGCOR) for each of the Philippine Licensees of no greater than 70:30;

•	at least 95.0% of the total employees of City of Dreams Manila must be Philippine citizens;

•	the Philippine Licensees shall demonstrate the fitness and propriety of gaming promoters;

•	2.0% of certain casino revenues must be remitted to a foundation devoted to the restoration of cultural heritage and 5.0% of certain non-gaming revenues to PAGCOR; and

•	operation of only the authorized casino games approved by PAGCOR.

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

Changes to fiscal incentives and other forms of taxes that may be implemented by the Philippines government from time to time may have a material adverse effect on our Philippine subsidiaries.

For the gaming-related transactions in our Philippines operations, Melco Resorts Leisure currently enjoys exemptions from national, local, direct and indirect taxes, including VAT, in the Philippines pursuant to the PAGCOR charter and is subject to license fees which are inclusive of the 5% franchise tax payable to PAGCOR based on gross gaming revenue in the Philippines, in lieu of all other taxes. In 2022, the Philippine Bureau of Internal Revenue (“BIR”) issued Revenue Memorandum Circular No. 32-2022, which sought to impose 12% VAT on gaming revenue. While Melco Resorts Leisure and the other integrated resorts submitted a joint letter to BIR challenging the imposition of VAT on gaming transactions, there is no assurance that we will prevail on any challenge and any assessment of VAT on our gaming revenue could have a material adverse effect on our business, financial condition and results of operations.

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

Our operations in Cyprus include a temporary casino in Limassol and the license to operate four satellite casinos and the development of City of Dreams Mediterranean. In July 2019, we acquired a 75% equity interest in ICR Cyprus from Melco International, our controlling shareholder, while the remaining 25% equity interest in ICR Cyprus is held by The Cyprus Phassouri (Zakaki) Limited. We have entered into a shareholders’ agreement with The Cyprus Phassouri (Zakaki) Limited regarding certain commercial and financial arrangements pursuant to which we will, as more fully set out in additional management and service contracts, (i) provide certain corporate-level management services to ICR Cyprus and its subsidiaries for a fixed amount of EUR2 million (equivalent to approximately US$2.1 million) per annum and (ii) have the right to receive an allotment of preference shares in the gaming license-holding subsidiary of ICR Cyprus, which will provide the right to a preferential dividend, among other terms.

We will require the continued partnership and cooperation of The Cyprus Phassouri (Zakaki) Limited for the operation of our Cyprus casinos. The temporary casino in Limassol and two satellite casinos in Nicosia and Larnaca opened in 2018 (the Larnaca satellite casino ceased operations in June 2020), the third satellite casino opened in 2019 in Ayia Napa and our fourth satellite casino in Paphos opened in February 2020. In addition, our City of Dreams Mediterranean project, which requires significant investment of capital and other resources, is still under development. We have been informed that the Council of Ministers of Cyprus has approved an extension of the deadline to open the City of Dreams Mediterranean by June 30, 2023 under the terms of the Cyprus License. The City of Dreams Mediterranean is targeted to open in the second quarter of 2023, subject to regulatory approvals. Our operations in Cyprus are also subject to ongoing compliance with various laws, regulations, licenses, permits and renewals of those licenses and permits. Given our relatively short operating history and limited experience in Cyprus, which also represents our first significant business venture outside of Asia, it may be difficult for us to comply with the applicable laws and regulations or to secure all necessary licenses and permits in Cyprus, which could be time-consuming and significantly increase our costs. In addition, Cyprus is a new gaming market and we may not achieve the intended results or return through our operations in Cyprus.

While we have already made significant capital investments for the development and operation of our operations in Cyprus, the ongoing development of City of Dreams Mediterranean requires further significant additional capital investments. Based on our current plan for the development of City of Dreams Mediterranean integrated resorts project, we currently expect a project budget of approximately US$575 million to US$600 million (inclusive of the land cost but exclusive of any pre-opening costs and financing costs). The development of City of Dreams Mediterranean may be funded through various sources, including equity, cash on hand, operating free cash flow as well as other financing, including by way of shareholder loans and external debt financing. We will be required to obtain approval from, or the consent of, or notify relevant government authorities, including the CGC, in order to enter into such debt financing. Given that this is the first significant integrated casino resort project to be developed in Cyprus, we may face difficulty in obtaining the necessary approvals or consents in a timely manner or at all. Our ability to obtain such debt financing also depends on a number of factors beyond our control, including rising interest rates, market volatility, and a contraction of liquidity in the global credit markets caused by COVID-19 outbreaks and lenders’ perceptions of, and demand for, the debt financing for our City of Dreams Mediterranean project. Under the shareholders’ agreement entered into between us and The Cyprus Phassouri (Zakaki) Limited regarding ICR Cyprus, the shareholders are obligated to use all commercially reasonable endeavors, subject to certain terms and conditions, to source debt financing of up to EUR437 million (equivalent to approximately US$468 million) for the development of City of Dreams Mediterranean. To the extent there is a shortfall in the amount of third-party debt available (or available on commercially-acceptable terms), we are obligated to fund the shortfall up to the full amount of EUR437 million (equivalent to approximately US$468 million) on terms which are, subject to certain terms and conditions, no less favorable to the project than any commercially-acceptable terms available in the commercial lending market. In connection therewith, a shareholder loan agreement for up to EUR275 million (equivalent to approximately US$294 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in March 2020. In addition, a further shareholder loan agreement for up to EUR250 million (equivalent to approximately US$268 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in May 2022, along with a subordination agreement pursuant to which the March 2020 shareholder loan was subordinated to the May 2022 shareholder loan. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the ongoing development of the City of Dreams Mediterranean project in a timely manner or at all. In addition, our plan for the City of Dreams Mediterranean project may be subject to additional risks, particularly labor shortages and disruptions to global supply chains exacerbated by COVID-19 outbreaks, the military conflict between Russia and Ukraine, and resulting disruptions as well as further revisions and changes to certain design elements which remain subject to further refinement and development. For example, construction work at our City of Dreams Mediterranean project was suspended from March 24, 2020 to May 3, 2020 as required by the Cyprus government under the restrictions imposed to restrict non-essential business activities due to COVID-19 outbreaks and following the suspension, construction work at the site was also subject to the additional health and safety requirements imposed by the Cyprus government. There is also no assurance that the Cyprus government will not impose additional restrictions due to COVID-19 outbreaks, which could cause further disruptions to the construction work at City of Dreams Mediterranean. In addition, the City of Dreams Mediterranean has experienced delays due to some difficulties that we have encountered with our contractors in relation to meeting labor resourcing plans and maintaining progress.

All of these uncertainties increase the risk that construction in Cyprus will not be completed on time and that our construction costs will increase. We were granted a nine-month extension of the deadline for commencement of operations at the City of Dreams Mediterranean by the CGC from the original deadline of December 31, 2021 to September 30, 2022, and we have been informed by the Council of Ministers of Cyprus that such deadline was further extended to June 30, 2023. If we fail to commence operations of City of Dreams Mediterranean by June 30, 2023 and are not granted any further extension by the CGC and the government of Cyprus chooses to exercise its right to terminate the Cyprus License, we could lose all or substantially all of our investment in Cyprus and may not be able to continue our Cyprus operations as planned. See “— Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners and our ability to accept certain customers, which could materially and adversely affect our competitiveness and business operations” for discussions of events relating to Cyprus.

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

Our current operations in Cyprus, including a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos and the development of City of Dreams Mediterranean, are dependent on the Cyprus License granted by the government of Cyprus to Integrated Casino Resorts on June 26, 2017. Under the Cyprus License, Integrated Casino Resorts has been granted the right to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant with the right for exclusivity in Cyprus for the first 15 years of the term. The Cyprus License imposes certain requirements and conditions on Integrated Casino Resorts and its service providers, including the threat of suspension or termination of the Cyprus License upon the occurrence of certain events. Such requirements include, among others:

•

in connection with the operation of the temporary casino and City of Dreams Mediterranean, payment to the government of Cyprus of an annual license fee of EUR2.5 million (equivalent to approximately US$2.7 million) per year for the first four-year period commencing from June 26, 2017, the grant date of the Cyprus License, and an annual license fee of EUR5.0 million (equivalent to approximately US$5.4 million) per year for the second four-year period. Upon completion of the above eight-year period and for each four-year period thereafter, the government of Cyprus may review the annual license fee payable for each four-year term, provided that the annual license fee payable per year shall be no less than EUR 5.0 million (equivalent to approximately US$5.4 million) and subject to a maximum percentage increase;

•

in connection with the operation of the satellite casino in Nicosia, payment to the government of Cyprus of an annual license fee of EUR1.0 million (equivalent to approximately US$1.1 million) per year since its commencement of operations;

•

in connection with the operation of each of the satellite casinos in Larnaca (which ceased operation in June 2020), Ayia Napa and Paphos, payment to the government of Cyprus of an annual license fee of

EUR0.5 million (equivalent to approximately US$0.5 million) per year since their operations commenced; and

•

payment to the government of Cyprus of a monthly casino tax of an amount equal to 15% of the gross gaming revenue, such casino tax not to be increased during the initial 15-year exclusivity period under the Cyprus License.

Following the extension granted by the government of Cyprus, we were required under the Cyprus License to complete the City of Dreams Mediterranean project and commence operations by September 30, 2022, and we have been informed by the Council of Ministers of Cyprus that such deadline was further extended to June 30, 2023. If we fail to commence operations of City of Dreams Mediterranean by June 30, 2023 and are not granted any further extension by the CGC and the government of Cyprus chooses to exercise its right to terminate the Cyprus License, we could lose all or substantially all of our investment in Cyprus and may not be able to continue our Cyprus operations as planned.

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

As of March 24, 2023, Melco International’s beneficial ownership in our Company was approximately 51.7%. There are risks associated with the possibility that Melco International may: (i) have economic or business interests or goals that are inconsistent with ours; (ii) have operations and projects elsewhere in Asia or elsewhere in the world that compete with our businesses in Macau, the Philippines, Cyprus and in other countries and for available resources and management attention; (iii) take actions contrary to our policies or objectives; or (iv) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco International’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

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

We have entered into various related party transactions with Melco International and its affiliates and subsidiaries. For example, we acquired a 75% equity interest in ICR Cyprus from Melco International on July 31, 2019. Prior to this acquisition, we had entered into arrangements with Melco International to provide planning, design, construction and other services to Melco International and its subsidiaries in connection with the City of Dreams Mediterranean project. In August 2022, we repurchased 9,995,799 ordinary shares and 25,000,000 ADSs, collectively representing approximately 5.5% of our Company’s outstanding shares at that time, from Melco Leisure. In March 2023, we repurchased 40,373,076 ordinary shares, representing approximately 3% of our Company’s outstanding shares at that time, from Melco Leisure. We may, from time to time, enter into additional agreements and arrangements with Melco International or its affiliates or subsidiaries in connection with other projects. We may, from time to time, purchase, acquire or invest in other assets, companies or projects held or sponsored by Melco International or its affiliates or subsidiaries or Melco International may make such purchases, acquisitions or investments in assets, companies or projects that our Company holds. The consideration or amount of such purchase, acquisition or investment may be material or significant. While we believe the terms of agreements and arrangements we have with Melco International or its affiliates or subsidiaries are commercially reasonable, the determination of such commercial terms are subject to judgment and estimates and we may have obtained different terms had we entered into such agreements or arrangements with independent third parties.

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

Changes in our share ownership, including a change of control of our shares or our subsidiaries’ shares, could result in our subsidiaries’ inability to draw loans or cause events of default under our subsidiaries’ indebtedness, or could require our subsidiaries to prepay or make offers to repurchase certain indebtedness, as well as potentially negatively affect our ability to retain our concession in Macau.

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

Any occurrence of these events could be outside our control and could result in events of default and cross-defaults which may cause the termination and acceleration of our credit facilities, the Studio City Notes and Melco Resorts Finance Notes and potential enforcement of remedies by our lenders or note holders (as the case may be), which would have a material adverse effect on our financial condition and results of operations. For example, Melco Leisure has pledged 677,360,904 ordinary shares of our Company held by it in connection with a credit facility entered into by it and Melco International. If they are unable to comply with certain covenants under such credit facility, it could result in the relevant lenders enforcing the pledge, which could result in a change of control in our Company that would trigger the above provisions under our credit facilities, the Studio City Notes and Melco Resorts Finance Notes.

Such a change of control would also potentially adversely affect our ability to retain our concession in Macau. In the event we are unable to retain our concession in Macau, our business, financial condition, cash flows and prospects may be materially and adversely affected, including as a result of the fact that, in such case, an event of default or a mandatory prepayment obligation would arise under our credit facilities and result in the cancellation of committed amounts as well as a requirement to prepay the credit facilities in relation to such indebtedness in full. Furthermore, under the terms of the Studio City Notes and the Melco Resorts Finance Notes, we would also be required to offer to repurchase the Studio City Notes and the Melco Resorts Finance Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amounts specified under such indebtedness to the date of repurchase. We may not have sufficient funds to make such payments or be able to refinance such indebtedness or obtain additional debt to satisfy these obligations on acceptable terms, or at all. See also “— We may not be able to generate sufficient cash flow to meet our debt service obligations.”

Studio City International may be unable to remain in compliance with the New York Stock Exchange (“NYSE”) requirements for its continued listing and as a result the SC ADSs may be delisted from trading on the New York Stock Exchange, which could have a material effect on us and the liquidity of the SC ADSs and its Class A ordinary shares.

Our subsidiary, Studio City International, completed the Studio City IPO in 2018 and its SC ADSs have been listed on the New York Stock Exchange since then. In February 2020, Studio City International received a notice from the New York Stock Exchange notifying it that it was not in compliance with Section 802.01A of the New York Stock Exchange Listed Company Manual or the NYSE Manual, which requires the number of total shareholders of Studio City International’s capital stock be no less than 400 shareholders, or the NYSE Notice. Pursuant to the NYSE Notice, Studio City International became subject to the procedures set forth in Sections 801 and 802 of the NYSE Manual and was requested to submit a business plan within 90 days of receipt of the NYSE Notice that demonstrated how it expected to return to compliance with the minimum total shareholder requirement within a maximum period of 18 months of receipt of the notice.

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

We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness.

Our outstanding indebtedness as of December 31, 2022 includes:

•	HK$14.83 billion (equivalent to approximately US$1.90 billion) under the 2020 Credit Facilities;

•	HK$1.0 million (equivalent to approximately US$0.1 million) under the 2015 Credit Facilities;

•	HK$1.0 million (equivalent to approximately US$0.1 million) under the 2028 Studio City Senior Secured Credit Facility;

•	US$1.00 billion from Melco Resorts Finance’s issuance of the 2025 Senior Notes;

•	US$1.15 billion from Melco Resorts Finance’s issuance of the 2029 Senior Notes;

•	US$1.10 billion from Studio City Finance’s issuance of the 2029 Studio City Notes;

•	US$500.0 million from Studio City Finance’s issuance of the 2025 Studio City Notes;

•	US$500.0 million from Studio City Finance’s issuance of the 2028 Studio City Notes;

•	US$500.0 million from Melco Resorts Finance’s issuance of the 2026 Senior Notes;

•	US$600.0 million from Melco Resorts Finance’s issuance of the 2027 Senior Notes;

•	US$850.0 million from Melco Resorts Finance’s issuance of the 2028 Senior Notes; and

•	US$350.0 million from Studio City Company’s issuance of the 2027 Studio City Notes.

We may incur further indebtedness to finance any future projects or phases of projects, or for general corporate purposes.

Our significant indebtedness could have material consequences. For example, it could:

•	make it difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions, including disruptions to global economic conditions as a result of global COVID-19 outbreaks;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;

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

We have funded our capital investment projects through, among others, cash generated from our operations, credit facilities, issuance of debt securities and other debt and equity financings. For example, we used such capital resources to fund the development of the remaining land for our Studio City development project, and we may require additional financing in the future for our capital investment projects, which we may raise through debt or equity financing. In connection with the Concession Contract, Melco Resorts Macau committed to an overall investment of MOP11,823,700,000 (equivalent to approximately US$1.5 billion) and incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003,000,000 (equivalent to approximately US$249.0 million), in the event Macau’s annual gross gaming revenue reaches MOP180,000,000,000 (equivalent to approximately US$22.4 billion) (“Incremental Investment Trigger”), which incremental investment amount is reduced to 16%, 12%, 8%, 4% of the initial non-gaming investment amount or nil, if the Incremental Investment Trigger occurs in year 6, year 7, year 8, year 9 or year 10 of the Concession Contract, respectively. We may also require additional financing in the future to fund our business operations. We may be required to obtain approval from, or consent of, or notify relevant government authorities or third parties in order to enter into such financings. There are no assurances that we would be able to obtain any required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.

Any financing related to the above may also be subject to, among others, the terms of credit facilities, the Melco Resorts Finance Notes and the Studio City Notes and any future financings. In addition, our ability to obtain debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions such as the economic disruptions as a result of global COVID-19 outbreaks, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates. For example, changes in rating outlooks may subject us to rating agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms. Central banks across the world have been increasing interest rates at an accelerated pace in 2022 which in turn could increase our borrowing costs. The sell-off in Chinese property bonds in 2022 also negatively impacted the market for high yield bonds of issuers in other sectors connected with the PRC, including those issued by Macau gaming operators. As a result, we cannot assure you that we will be able to obtain sufficient financing on terms satisfactory to us, or at all, to finance our capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected. We may, from time to time, seek to obtain new financings or refinance our outstanding debt through international markets. Any such financing or refinancing, and our evaluation thereof, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our business and operations in Macau are dependent upon our concession and, if we fail to comply with the complex legal and regulatory regime in Macau, our concession may be subject to revocation,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financing and Indebtedness — Any inability to maintain current financing or obtain future financing could result in delays in our project development schedule and could impact our ability to comply with the terms of the Concession Contract and generate revenues from operations at our present and future projects” and “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Concession Contract in Macau.”

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

•

general economic conditions and economic conditions affecting the PRC, Macau, the Philippines, Cyprus or the gaming industry in particular, including market conditions such as the economic disruptions as a result of global COVID-19 outbreaks and increases in inflation;

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

In addition, any failure to make scheduled payments of interest or principal on our outstanding indebtedness would likely result in a reduction of our credit rating and constitute an event of default, which would harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our failure to generate sufficient cash flow to satisfy our existing and projected indebtedness obligations or other liquidity needs, or to refinance our obligations on commercially acceptable terms or at all, could have a material adverse effect on our business, financial condition and results of operations.

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

•	incur additional debt, including guarantees;

•	make certain investments;

•	create liens on assets to secure debt;

•	enter into transactions with affiliates;

•	issue shares of subsidiaries;

•	enter into sale-leaseback transactions;

•	engage in other businesses;

•	merge or consolidate with another company;

•	undergo a change of control;

•	transfer, sell or otherwise dispose of assets;

•	issue disqualified stock;

•	create dividend and other payment restrictions affecting subsidiaries;

•	designate restricted and unrestricted subsidiaries; and

•	vary Melco Resorts Macau’s Concession Contract or Melco Resorts Macau’s and certain of its subsidiaries’ land concessions and certain other contracts.

Certain of our credit facilities and debt instruments also require us to satisfy various financial covenants, which include requirements for minimum interest coverage ratio and leverage ratios. For more information on financial covenants we are subject to under our credit facilities and debt instruments, see note 13 to the consolidated financial statements included elsewhere in this annual report. Future indebtedness or other agreements may contain covenants more restrictive than those contained in our existing credit facilities and debt instruments. In addition, we may also rely on waivers given by lenders in respect of certain terms and covenants under the facilities from time to time. For example, on August 16, 2022, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities have consented and agreed to a waiver extension of certain financial condition covenants contained in the facility agreement under the 2020 Credit Facilities such as (i) to meet or exceed the interest cover ratio, (ii) not to exceed the senior leverage ratio, and (iii) not to exceed the total leverage ratio. MCO Nominee One paid a customary fee to all consenting lenders in relation to such consent. There is no assurance that we will be successful in any future attempts to obtain consents or waivers of terms and conditions under any of the facilities from any lender on terms that are acceptable to us or at all.

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

Any inability to maintain current financing or obtain future financing could result in delays in our project development schedule and could impact our ability to comply with the terms of the Concession Contract and generate revenues from operations at our present and future projects.

If we are unable to maintain our current financing arrangements or obtain suitable financing for our operations and our current or future projects (including any acquisitions we may make), such failure could adversely impact our compliance with our Concession Contract, our existing operations, or cause delays in, or prevent completion of, the development of the City of Dreams Mediterranean project and any other future projects. In connection with the Concession Contract, Melco Resorts Macau committed to an overall investment of MOP11,823,700,000 (equivalent to approximately US$1.5 billion) and incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003,000,000 (equivalent to approximately US$249.0 million), in the event Macau’s annual gross gaming revenue reaches MOP180,000,000,000 (equivalent to approximately US$22.4 billion), which incremental investment amount is reduced to 16%, 12%, 8%, 4% of the initial non-gaming investment amount or nil, if the Incremental Investment Trigger occurs in year 6, year 7, year 8, year 9 or year 10 of the Concession Contract, respectively. Any inability to obtain suitable financing, or at all, may cause us to fail to comply with the terms of our Concession Contract, the harshest penalty of which for any non-compliance that may be imposed on us is revocation of the Concession Contract. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our business and operations in Macau are dependent upon our concession and, if we fail to comply with the complex legal and regulatory regime in Macau, our concession may be subject to revocation” and “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Concession Contract in Macau.”

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market, or Nasdaq, beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market since January 2, 2009. During the period from December 19, 2006 to March 24, 2023, the trading prices of our ADSs ranged from US$2.27 to US$45.70 per ADS and the closing sale price on March 24, 2023 was US$12.02 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors, including the following:

•

developments in the Macau market, the Philippine market, the Cyprus market or other Asian or European gaming markets, including disruptions caused by widespread health epidemics or pandemics, such as COVID-19 outbreaks, and the announcement or completion of major new projects by our competitors;

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	international political tensions, including between China and the U.S., and policies and/or legislation which may be proposed and/or enacted in relation to such tensions;

•

general economic, political or other factors that affect the region where our properties are located and/or the macroeconomic environment, including COVID-19 outbreaks or any other global pandemic or crisis;

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in connection with COVID-19 outbreaks, securities markets across the globe have experienced significant volatility. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In addition, we are a Cayman Islands holding company and not a Chinese operating company and investors may never directly hold equity interests in our operating subsidiaries. This organizational structure involves unique risks to investors, including the possibility of Chinese or Macau regulatory authorities disallowing our organizational structure, which would likely result in a material change in our operations and/or value of our ADSs making them significantly decline or worthless.

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

On May 14, 2020, we announced the suspension of the Company’s quarterly dividend program to preserve liquidity in light of COVID-19 outbreaks and to continue investing in our business. We cannot assure you that we will resume the Company’s quarterly dividend program or make any dividend payments on our shares in the future. Dividend payments will depend upon a number of factors, including the operating environment, our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board. Except as permitted under the Companies Act (as amended) of the Cayman Islands, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, the 2020 Credit Facilities, the Studio City Notes, the 2028 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2015 Credit Facilities and the 2020 Credit Facilities include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover, cash cover and leverage ratios. The Studio City Notes and 2028 Studio City Senior Secured Credit Facility also contain certain covenants restricting payment of dividends by Studio City Finance and its subsidiaries, respectively. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the

Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines, Cyprus and Japan. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, together with cost and time constraints, it may be difficult for you to effect service of process within the United States upon these persons. In particular, while none of our directors or officers spend a significant amount of time physically located in mainland China, all of our directors and officers, other than Ms. Galante, spend a significant amount of time physically located in Hong Kong and/or Macau, and it will be more difficult to enforce liabilities and enforce judgments on those individuals.

It may also be difficult for you to enforce in the Cayman Islands, Macau, Hong Kong, Singapore, Philippines, Cyprus or Japan courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial portion of whose assets are located outside of the United States. For instance, judgments of United States courts may not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. Similarly, the judgment of United States courts may not be directly enforced in Macau. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Macau and the United States. However, Macau’s civil procedure law permits an action to be brought to the Macau Second Instance Court for the recognition of a judgment obtained in a foreign jurisdiction. However, a separate legal action for enforcement of the foreign judgment must be commenced in Macau in order to recover a debt from the judgment debtor, in case the debtor does not make voluntary payment of its debt upon recognition of the foreign judgment by the Courts in Macau.

In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Japan would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

In addition, it is uncertain whether such Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Japan courts would be competent to hear original actions brought in the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Japan against us or such persons predicated upon the securities laws of the United States or any state.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the current market price of our ADSs and ordinary shares, and the composition of our income, assets and operations, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2022. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares, and will become subject to potentially burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our Company was incorporated in December 2004 as an exempted company with limited liability under the Companies Act (as amended) of the Cayman Islands. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concession, to operate casinos in Macau. For more information on our corporate structure, see “— C. Organizational Structure.”

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

In May 2016, we repurchased 155 million of our ordinary shares from Crown Asia Investments Pty, Ltd. Following completion of the repurchase and cancelation of such shares and certain changes in the composition of our board of directors, Melco International became our single largest shareholder and we were thereafter treated as a subsidiary of Melco International.

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

In December 2018, we completed the voluntary tender offer to acquire a total of 1,338,477,668 common shares of MRP from other minority shareholders of MRP and, together with an additional 107,475,300 shares acquired on or after December 6, 2018, increased our equity interest in MRP from approximately 72.8% immediately prior to the announcement of the tender offer to approximately 97.9% on December 13, 2018. MRP was involuntarily delisted from the Philippine Stock Exchange in June 2019 as its public ownership had fallen below the minimum requirement of the Philippine Stock Exchange for more than six months.

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

On May 4, 2022, we were identified as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act (the “HFCAA”) and the rules promulgated thereunder because our auditor at that time was Ernst & Young, located in Hong Kong, which was a PCAOB-Identified Firm as of May 4, 2022. On August 16, 2022, we changed our auditor from Ernst & Young, located in Hong Kong, to Ernst & Young LLP, located in Singapore, which is not a PCAOB-Identified Firm. In December 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. As a result, until such time as the PCAOB issues any new determination, we do not believe we are at risk of being a Commission-Identified Issuer for a second consecutive year and are no longer at risk of having our securities subject to a trading prohibition under the HFCAA.

In August 2022, we repurchased 9,995,799 ordinary shares and 25,000,000 ADSs from Melco Leisure.

In March 2023, we repurchased 40,373,076 ordinary shares from Melco Leisure.

Our principal executive offices are located at 71 Robinson Road, #04-03, Singapore 068895 and 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Our telephone number is 852-2598-3600 and our fax number is 852-2537-3618. Our website is www.melco-resorts.com. The information contained on our website is not part of this annual report on Form 20-F.

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

B. BUSINESS OVERVIEW

Overview

We are a developer, owner and operator of integrated resort facilities in Asia and Europe. We currently have three major casino-based operations in Macau, namely, City of Dreams, Altira Macau and Studio City, and non-casino based operations in Macau at our Mocha Clubs. In Macau, as of March 30, 2023, we are finalizing the licensing procedures of the Phase 2 project for the land of Studio City. We also have a casino-based operation in the Philippines, City of Dreams Manila. In 2019, we expanded our footprint outside of Asia and into Europe following our acquisition of a 75% equity interest in ICR Cyprus, which owns the City of Dreams Mediterranean development and operates other casinos in Cyprus.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate five Forbes Travel Guide Five-Star hotels in Asia — Altira Macau, Studio City’s Star Tower, Morpheus and Nüwa in both Macau and Manila — and received 17 Forbes Travel Guide Five-Star and three Forbes Travel Guide Four-Star recognitions across our properties in 2023. We seek to attract patrons throughout Asia, Europe and, in particular, from Greater China.

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

We have earned multiple international accolades recognizing our excellence in operations, corporate social responsibility and contributions towards sustainability. These awards include:

•	“Outstanding Contribution in Corporate Social Responsibility” and “Best Responsible Gaming Program” at the Asia Gaming Awards 2023,

•	“Corporate Social Responsibility Award of the Year” at the Global Gaming Awards Asia in 2022,

•	“Sustainability Award” at the International Gaming Awards in 2022,

•

The Company’s training program “Morpheus Moments – Whatever It Takes, Whenever, However” was granted the 2022 Excellence in Practice Award by The Association for Talent Development (ATD) in the “Customer Service Training” category,

•	“Best Environmental Responsibility” at the Asian Excellence Awards by Corporate Governance Asia magazine for the tenth consecutive year in 2022,

•	“Sustainable Resort of the Year” at the International Gaming Awards in 2021,

•	“Climate Change Initiative” at the Pacific Asia Travel Association (PATA) Gold Awards in 2021,

•	“Asia’s Best CSR” at the Asian Excellence Awards by Corporate Governance Asia magazine for the second consecutive year in 2021,

•	“WeCare™ HR Asia Most Caring Companies Award” in 2021,

•	“Best Companies to Work for in Asia” by HR Asia magazine for the third consecutive year in 2021,

•

RG Check certifications for our entire global portfolio, including Altira Macau, City of Dreams, Studio City, City of Dreams Manila, and Cyprus Casinos in 2021, making us the first and only operator globally to receive RG Check certifications for its entire portfolio. Developed by the Responsible Gambling Council, RG Check is the world’s gold standard and most comprehensive responsible gaming accreditation program established and implemented by an independent panel of respected gaming specialists,

•	“Integrated Resort of the Year” at the International Gaming Awards in 2020 and

•	“Community Award — Asia” at the Industry Community Award in 2020.

We generated a significant majority of our total revenues for each of the years ended December 31, 2022, 2021 and 2020 from our operations in Macau, the principal market in which we compete. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.” Our resort facilities have been subject to periodic closures, reduced operating capacities and other restrictions as a result of government restrictions in connection with COVID-19 outbreaks. For additional information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — COVID-19 outbreaks have had an adverse effect on our operations, which has had a significant negative effect over the past three years and may continue to materially impact our business, prospects, financial condition and results of operations.”

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated resort in Cotai, Macau, which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip players from regional markets across Asia. Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, City of Dreams had an average of approximately 447 gaming tables and approximately 677 gaming machines in 2022, compared to an average of approximately 511 gaming tables and approximately 572 gaming machines in 2021 and an average of approximately 496 gaming tables and approximately 487 gaming machines in 2020.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. Morpheus offers approximately 780 rooms, suites and villas. Nüwa, which was under renovation since early 2020 and re-opened at the end of March 2021 offers approximately 290 guest rooms and the Grand Hyatt Macau hotel offers approximately 760 guest rooms. In addition, City of Dreams includes approximately 40 restaurants and bars, approximately 170 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, swimming pools, spas and salons and banquet and meeting facilities. The Para nightclub which replaced Club Cubic offers approximately 2,232 square meters (equivalent to approximately 24,025 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming offerings. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water (temporarily closed since June 2020) is expected to re-open in 2024. The Countdown will undergo renovations as part of its rebranding.

City of Dreams has garnered numerous awards in recognition of its high level of customer service and diverse range of entertainment experiences. Below are some of these accolades:

•

Morpheus was recognized by Forbes Travel Guide with Five-Star recognition across its entire hotel, spa and dining facilities for the fourth consecutive year in 2023. Other accolades garnered by Morpheus include:

•	Top 10% worldwide hotels for 2021 Travelers’ Choice Award by Tripadvisor,

•	Named “Best New Hotel in Macao” at the 13th Annual TTG China Travel Awards in 2020 and

•	International Hotel & Property Award in the “Hotel Over 200 Rooms, Asia Pacific” category in 2020,

•

Nüwa (then branded as Crown Towers) was recognized as a Forbes Travel Guide Five-Star hotel for the 11th consecutive year in 2023, while its spa was awarded Forbes Travel Guide Five-Star recognition for the tenth consecutive year,

•

The Cantonese culinary masterpiece Jade Dragon was awarded Forbes Travel Guide Five-Star recognition for the tenth consecutive year in 2023. It maintained its three-star Michelin rating for the fourth consecutive year in the Michelin Guide Hong Kong Macau 2022. It was also included in the 2019 list of Asia’s 50 Best Restaurants, a gastronomic guide judged by Asia’s 50 Best Restaurants Academy, for the third consecutive year,

•

The ultimate French culinary experience provided by Alain Ducasse at Morpheus enabled it to receive Forbes Travel Guide Five-Star recognition for the fourth year in 2023. It attained two Michelin stars in the Michelin Guide Hong Kong Macau 2022 for the fourth year running,

•	Yi at Morpheus was honored with Forbes Travel Guide Five-Star recognition for the fourth year in 2023. It was recommended by Michelin Guide Hong Kong Macau 2022, and

•

Both Morpheus and Nüwa achieved the Sharecare Health Security VERIFIED® with Forbes Travel Guide certification in 2020 in recognition of their commitment to creating a culture of accountability and following global best practices to heighten health security.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award-winning water-based extravaganza, The House of Dancing Water. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams and highlights City of Dreams as an innovative entertainment-focused destination, strengthening the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The House of Dancing Water incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. The HK$2.0 billion world-class production was honored by the Global Gaming Expo (G2E) Asia Awards 2019 for Best Integrated Resorts Non-Gaming Attraction. The House of Dancing Water has been temporarily closed since June 2020 and is expected to re-open in 2024.

Altira Macau

Since the third quarter of 2021, Altira Macau has strategically repositioned to cater to the premium mass segment and has shut down VIP rolling chip operations. Prior to that, Altira Macau was designed to provide a casino and hotel experience that catered to Asian rolling chip customers. Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, Altira Macau had an average of approximately 93 gaming tables and 146 gaming machines operated under the brand Mocha Club at Altira Macau in 2022, compared to an average of approximately 101 gaming tables and 121 gaming machines operated under the brand Mocha Club at Altira Macau in 2021 and an average of approximately 97 gaming tables and 110 gaming machines operated under the brand Mocha Club at Altira Macau in 2020. Altira Macau has a multi-floor layout comprising various gaming areas. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Travel Guide Five-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 220 guest rooms, including suites and villas, as of December 31, 2022. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant, Aurora, several Chinese and international restaurants and several bars. Altira hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge. In 2020, Altira Macau achieved the Sharecare Health Security VERIFIED® with Forbes Travel Guide certification.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. Below are some of the awards Altira Macau has received:

•	Forbes Travel Guide Five-Star recognition in lodging and spa categories by Forbes Travel Guide for 14 consecutive years in 2023,

•	Altira Spa was selected as the Country Winner in the “Luxury Wellness Spa” category at the World Luxury Spa Awards in 2020,

•	Its Italian restaurant Aurora earned Forbes Travel Guide Five-Star recognition for the tenth consecutive year in 2023,

•	Its Japanese tempura specialist Tenmasa received Forbes Travel Guide Five-Star recognition for the ninth consecutive year in 2023 and was recommended by Michelin Guide Hong Kong Macau 2022 and

•

Its Cantonese restaurant Ying was honored with the Forbes Travel Guide Five-Star recognition for the fourth consecutive year in 2023. It was awarded a Michelin star in the Michelin Guide Hong Kong Macau 2022 for the sixth consecutive year.

Studio City

Studio City is a large-scale cinematically-themed integrated resort which opened in October 2015. The gaming operations of Studio City are focused on the mass market and target all ranges of mass market patrons. The mass market focus of Studio City Casino is currently complemented with VIP rolling chip operations. Melco Resorts Macau currently has 250 gaming tables, including 15 tables for VIP rolling chip operations, and 552 gaming machines available for operation at the Studio City Casino pursuant to the Studio City Casino Agreement. Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, Studio City Casino had an average of approximately 277 gaming tables and 700 gaming machines in operation in 2022, compared to an average of approximately 290 gaming tables and 645 gaming machines in operation in 2021 and an average of approximately 282 gaming tables and 586 gaming machines in operation in 2020.

Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market segment, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke, a 5,000-seat multi-purpose live performance arena and an outdoor water park, as well as approximately 1,600 luxury hotel rooms, various food and beverage outlets and approximately 34,400 square meters of themed and complementary retail space.

Studio City has received numerous awards, including:

•

Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition for the sixth consecutive year in 2023 and achieved the Sharecare Health Security VERIFIED® with Forbes Travel Guide certification in 2020,

•	Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the fifth time in 2023,

•

Its signature Cantonese restaurant Pearl Dragon received its fifth Forbes Travel Guide Five-Star recognition in 2023. It was honored Best Chinese Cuisine in Asia – Excellence Award winner by 2022 Haute Grandeur Global Restaurant Awards and was selected as a Regional Winner in the “Chinese Cuisine” category at the 2020 World Luxury Restaurant Awards. It received one-Michelin-starred establishment rank for the sixth consecutive year in the Michelin Guide Hong Kong Macau 2022, and

•

Studio City Phase 2 received the “Regional Award, Asia” at the 2021 BREEAM Awards which acknowledges the sustainability-related measures implemented during the project, as well as its contribution to the goals of carbon neutrality and zero waste.

In addition to its diverse range of gaming and non-gaming offerings, Studio City is strategically located in the Cotai region of Macau.

As of March 30, 2023, we are currently finalizing the licensing procedures of the Phase 2 project for Studio City. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — As of March 30, 2023, we are finalizing the licensing procedures for the Phase 2 project for Studio City under the terms of a land concession which currently requires us to fully develop the land on which Studio City is located by June 30, 2023. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete certain licensing procedures by June 30, 2023, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — All of our current and future construction projects are and will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We could encounter substantial cost increases or delays in the development of our projects, which could prevent or delay the opening of such projects.”

Our subsidiary Melco Resorts Macau operates the gaming areas of Studio City pursuant to the Studio City Casino Agreement. Melco Resorts Macau is reimbursed for the costs incurred in connection with its operation of Studio City’s gaming areas.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau. Excluding gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, Mocha Clubs had an average of approximately 935 gaming machines in operation (excluding approximately 146 gaming machines at Altira Macau) in 2022, compared to an average of approximately 813 gaming machines in operation (excluding approximately 121 gaming machines at Altira Macau) in 2021 and an average of approximately 870 gaming machines in operation (excluding approximately 110 gaming machines at Altira Macau) in 2020. According to the DICJ, there was a total of 10,775 slot machines in the Macau market as of December 31, 2022. Mocha Clubs focus on general mass market players, including day trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

The Mocha Club gaming facilities offer both electronic gaming machines, including stand-alone machines, stand-alone progressive jackpot machines and linked progressive jackpot machines with a variety of games, and electronic table games which feature fully-automated multi-player machines with roulette, baccarat and sic-bo, a traditional Chinese dice game.

In addition to the Mocha Clubs, we also operate the Grand Dragon Casino, which focuses on mass market table games. We operate Grand Dragon Casino under a right-to-use agreement. Excluding gaming tables that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, Grand Dragon Casino had an average of approximately 25 gaming tables in 2022.

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

The property’s total gross floor area is approximately 312,000 square meters (equivalent to approximately 3.4 million square feet). We are authorized by PAGCOR to operate up to approximately 2,300 slot machines, 1,200 electronic gaming tables and 380 gaming tables. Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, City of Dreams Manila had an average of approximately 2,266 gaming machines and 274 gaming tables in 2022, compared to an average of approximately 2,338 gaming machines and 301 gaming tables in 2021, and an average of approximately 2,262 gaming machines and 302 gaming tables in 2020.

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

City of Dreams Manila has been recognized for its warm hospitality for its guests, impressive dining options and luxurious spaces. Below are some of the awards City of Dreams Manila has received:

•

Named as the “World’s Leading Casino Resort” three times since 2020; “Asia’s Leading Casino Resort” in 2021 and 2022; and named as “Asia’s Leading Fully Integrated Resort” in 2021 in the World Travel Awards,

•	“Work Here, Work Happy” accolade in the 2022 Best of the Year Awards of Forbes Travel Guide,

•	Nüwa Manila attained Forbes Travel Guide Five-Star recognition for the sixth consecutive year,

•	Nobu Hotel and Hyatt Regency Manila, City of Dreams Manila were recognized with Forbes Travel Guide Four-Star recognition for the sixth and seventh consecutive years, respectively, in 2023,

•	Nüwa Spa had set a milestone as the first and only spa in the Philippines to be awarded Forbes Travel Guide Five-Star recognition for four years in a row since 2020,

•

Nüwa Manila was among the first hotels in the world in 2020 to become Sharecare Health Security VERIFIED® with Forbes Travel Guide for its compliance with expert validated best practices on health and safety protocols,

•

Nüwa Manila, Nobu Hotel and Hyatt Regency Manila, City of Dreams Manila were Safety Seal-certified by the Philippines’ Department of Tourism (DOT). They each received a World Travel & Tourism Council (WTTC) SafeTravels Stamp through the DOT. The SafeTravels Stamp is the world’s first safety and hygiene stamp for travelers to recognize businesses that have adopted global health and hygiene standardized protocols,

•

TripAdvisor’s annual Traveler’s Choice Awards listed Nüwa Manila and Nobu Hotel for the fifth consecutive year, and Hyatt Regency Manila, City of Dreams Manila for the seventh consecutive year in 2022,

•	Hotels.com recognized Nobu Hotel and Hyatt Regency Manila, City of Dreams Manila with the “Loved by Guests” annual award for the fourth time in 2021,

•	Nobu Hotel received the Agoda Customer Review Award for the fourth consecutive year in 2022, and Nüwa Manila and Hyatt Regency Manila in 2022,

•	Booking.com recognized the three luxury hotels at City of Dreams Manila in its Traveler Review Awards for the second time in 2022,

•	Crystal Dragon restaurant was named among The Top 20 restaurants in the Philippine Tatler’s Best Restaurants Guide four times, among approximately 200 restaurants, and

•

In the rebranded 2022 Tatler Dining Guide, which was converted from a Top 20 list, Crystal Dragon, Nobu Manila and Red Ginger maintained their recognition on the list of the 193 must-try restaurants in the country.

The integrated resort is also acclaimed for its contributions towards sustainability and talent development. Below are some of the recognitions received:

•

City of Dreams Manila was recognized by Manila Bulletin among 14 companies and one government agency in the country for notable green practices, at the national publication’s First Sustainability Forum in November 2022,

•

Nüwa Manila, Nobu Hotel and Hyatt Regency Manila, City of Dreams were recognized with the 2022-2024 ASEAN Green Hotel Award in the ASEAN Tourism Forum by the various tourism organizations in the region,

•

As the first integrated resort in the country to harness solar energy, City of Dreams Manila was recognized for its efforts to tackle climate change and for its employee development in the 2019 Sustainable Business Awards (SBA) Philippines presented to Melco, and

•

City of Dreams Manila was conferred with various distinctions for exemplary performance by the Parañaque City government and in the civic, media and business circles for its contributions to business, creation of jobs promotion of Philippine tourism and its sustainability efforts.

Melco Resorts Leisure operates the casino business of City of Dreams Manila in accordance with the terms of the Philippine License and the operating agreement between Melco Resorts Leisure and the Philippine Parties dated March 13, 2013. Under the operating agreement, PremiumLeisure and Amusement, Inc. (a member of the Philippine Parties) has the right to receive monthly payments from Melco Resorts Leisure, based on the performance of gaming operations of City of Dreams Manila, and Melco Resorts Leisure has the right to retain all revenues from non-gaming operations of City of Dreams Manila. The operating agreement was amended on March 22, 2021 where the monthly payments paid or payable by Melco Resorts Leisure from 2019 to 2022 have been adjusted to recognize the suspension of operations of City of Dreams Manila in 2020 due to COVID-19 outbreaks and the related disruptions to its operations since COVID-19 outbreaks.

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

Cyprus Operations

We currently operate and manage a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos in Cyprus. Our satellite casino in Larnaca, which opened in 2018, ceased operations in June 2020. The temporary casino, with a gaming area of approximately 4,600 square meters (equivalent to approximately 49,500 square feet), was the first licensed casino in Cyprus when it opened in June 2018. We are also developing City of Dreams Mediterranean, an integrated resort project in Cyprus which, upon opening, is expected to be the largest and premier integrated resort in Europe. We expect to (and are required to, pursuant to the terms of the Cyprus License) cease operations of the temporary casino when the City of Dreams Mediterranean project is launched while the satellite casinos are expected to continue to operate. Our operations in Cyprus represent our first entry into an entertainment and gaming market in Europe. Under the terms of the Cyprus License, we have been granted the right to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant on June 26, 2017 and with the right for exclusivity in Cyprus for the first 15 years of the term. Our Cyprus casino operations were closed from January 1, 2021 to May 16, 2021 due to government-imposed COVID-19 restrictions. Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, our facilities in Cyprus had an average of approximately 35 gaming tables and 454 gaming machines in 2022, compared to an average of approximately 32 gaming tables and 440 gaming machines in 2021, and an average of approximately 28 gaming tables and 336 gaming machines in 2020.

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

In recognition of our continuous efforts in human resources management, we were honored with the Silver Awards for the categories of “Most Effective Recruitment Strategy” and “Best CSR Initiative with Employees’ Involvement,” and the Bronze Award for “HR Corporate Event of the Year” at the Cyprus HR Awards 2021.

Our Development Projects

In Macau, construction of our Phase 2 project at Studio City has been completed. This project at Studio City consists of two hotel towers with 895 rooms, suites and villas. It also contains a waterpark with indoor and outdoor areas. Other attractions expected to be part of the project include MICE space, retail and food and beverage outlets and a cineplex.

As of March 30, 2023, we are finalizing the licensing procedures of the Phase 2 project of Studio City. We currently anticipate opening the first stage of the Phase 2 project in the second quarter of 2023 and the second stage in the third quarter of 2023. The first stage of opening is expected to include one of the hotel towers and the indoor water park.

In accordance with the Studio City land concession and the extension granted by the Macau government, the land on which Studio City is located must be fully developed by June 30, 2023. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — As of March 30, 2023, we are finalizing the licensing procedures for the Phase 2 project for Studio City under the terms of a land concession which currently requires us to fully develop the land on which Studio City is located by June 30, 2023. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete certain licensing procedures by June 30, 2023, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.”

In Cyprus, we are developing the City of Dreams Mediterranean project. Under our current plan, the project is expected to consist of a five-star hotel tower with more than 500 luxury hotel rooms, approximately 10,000 square meters of MICE space, an outdoor amphitheater, a family adventure park and a variety of fine-dining restaurants and luxury retail. As of December 31, 2022, we have incurred approximately US$443 million of aggregate costs (including the land cost) relating to the development of City of Dreams Mediterranean, primarily related to the initial design and construction cost. Based on our current plan for the development of City of Dreams Mediterranean integrated resorts project, we currently expect a project budget of approximately US$575 million to US$600 million (inclusive of the land cost but exclusive of any pre-opening costs and financing costs). Our plan for the City of Dreams Mediterranean project may be subject to further revision and change and detailed design elements remain subject to further refinement and development. The completion of the City of Dreams Mediterranean project is also subject to a number of contingencies. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Cyprus — Our operations in Cyprus, particularly the development of City of Dreams Mediterranean, face significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We are developing the City of Dreams Mediterranean project in Cyprus and are required under the Cyprus License to open the integrated casino resort by June 30, 2023. If we do not open City of Dreams Mediterranean by that time and the government of Cyprus does not grant us a further extension of the opening date, we would be required to pay a penalty to the Cyprus government or even have the Cyprus License terminated if such delay continues beyond a grace period.”

Following the extensions granted by the government of Cyprus, we are required under the Cyprus License to open the integrated casino resort by June 30, 2023. The City of Dreams Mediterranean is targeted to open in the second quarter of 2023, subject to regulatory approvals. The development of City of Dreams Mediterranean may be funded through various sources, including equity, cash on hand, operating free cash flow as well as other financing, including by way of shareholder loans and external debt financings. Under the shareholders’ agreement entered into between us and The Cyprus Phassouri (Zakaki) Limited regarding ICR Cyprus, the shareholders are obligated to use all commercially reasonable endeavors, subject to certain terms and conditions, to source debt financing of up to EUR437 million (equivalent to approximately US$468 million) for the development of City of Dreams Mediterranean. To the extent there is a shortfall in the amount of third-party debt available (or available on commercially-acceptable terms), we are obligated to fund the shortfall up to the full amount of EUR437 million (equivalent to approximately US$468 million) on terms which are, subject to certain terms and conditions, no less favorable to the project than any commercially-acceptable terms available in the commercial lending market. In connection therewith, a shareholder loan agreement for up to EUR275 million (equivalent to approximately US$294 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in March 2020. In addition, a further shareholder loan agreement for up to EUR250 million (equivalent to approximately US$268 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in May 2022, along with a subordination agreement pursuant to which the March 2020 shareholder loan was subordinated to the May 2022 shareholder loan.

In addition to the development projects noted above, we continually seek new opportunities for additional gaming or related businesses in Macau and in other countries and will continue to target the development of a project pipeline in order to expand our footprint in countries which offer legalized casino gaming. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities and such development, we have incurred and will continue to incur capital expenditures at our properties and for our projects.

Our Land and Premises

We operate our gaming business at the properties leased from the Macau government in accordance with the terms and conditions of our gaming concession, or, with respect to the Mocha Clubs and Grand Dragon Casino, in third party-owned properties. In addition, our existing operating properties and development projects in Macau are subject to the terms and conditions of land concession contracts. See “— Regulations — Macau Regulations — Land Regulations.” Through MRP, we also operate our gaming business in the Philippines through the Philippine License issued by PAGCOR on a property which Melco Resorts Leisure leases from Belle Corporation under the Lease Agreement. In Cyprus, we operate a temporary casino and three satellite casinos at our leased premises pursuant to the Cyprus License. We are also developing the City of Dreams Mediterranean at a site owned by us at Zakaki in western Limassol, Cyprus.

City of Dreams

City of Dreams is located in Cotai, Macau, with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to COD Resorts and Melco Resorts Macau for a period of 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to approximately US$160 million), which was paid in full in January 2016. The total gross floor area at City of Dreams is 641,431.70 square meters (equivalent to approximately 6.9 million square feet) of which approximately 31,227.3 square meters, or 4.87% comprises gaming and gaming support area and is owned by the Macau SAR. Effective January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the Concession Contract for a fee of MOP750.00 (equivalent to approximately US$93) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$311) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

Under the current terms of the land concession, the annual land use fees payable to the Macau government range from approximately MOP3.4 million (equivalent to approximately US$0.4 million) during development up to approximately MOP9.9 million (equivalent to approximately US$1.2 million) after completion of development. The land use fee amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

Certain gaming and gaming support equipment utilized by City of Dreams in the casino is owned by the Macau SAR and has been transferred to us and held for use at City of Dreams during the duration of the Concession Contract, including the main gaming equipment to support our table games and gaming machine operations, cage equipment, security and surveillance equipment, casino fittings and equipment. We own the equipment utilized in the City of Dreams hotel.

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet). In March 2006, Macau government granted the land on which the Altira is built to Altira Resorts for 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land grant was amended in December 2013. The total gross floor area of Altira Macau is approximately 104,583.39 square meters (equivalent to approximately 1.1 million square feet) of which approximately 17,128.8 square meters or 16.38% comprises the gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the Concession Contract for the same fee set for the usage of the City of Dreams casino. Total land premium required is in the amount of MOP169.3 million (equivalent to approximately US$21 million) which was paid in full in 2013. According to the current terms of the land concession, the annual land use fees payable to the Macau government are approximately MOP1.5 million (equivalent to approximately US$190,000). This amount may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

Certain gaming and gaming support equipment utilized by Altira Macau in the casino is owned by the Macau SAR and has been transferred to us for usage in our operations during the duration of the Concession Contract and held for use at Altira Macau, including the main gaming equipment to support our table games and gaming machine operations, cage equipment, security and surveillance equipment and casino fittings and equipment. We own the equipment utilized at the Altira hotel.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 68,800 square feet at the following locations in Macau:

Mocha Club	Opening Month	Location	Total Floor Area
			(In square feet)
Royal	September 2003	G/F and 1/F of Hotel Royal	13,600
Grand Dragon	January 2005	G/F, 1/F and 2/F of Grand Dragon Hotel	12,700
Sintra	November 2005	G/F and 1/F of Hotel Sintra	7,800
Golden Dragon	January 2012	G/F, 1/F and 2/F of Hotel Golden Dragon	15,700
Inner Harbor	December 2013	Rua Nova do Comércio, n.os 2-12, Macau	7,300
Kuong Fat	June 2014	Rua de Pequim, n.º 174, Centro Comercial Kuong Fat Cave A-H, Macau	11,700

Total			68,800

Premises are being operated under leases, subleases or right to use agreements that expire at various dates through December 2026, which are renewable upon reaching agreements with the owners.

The leasehold improvements to Mocha Club premises and the onsite equipment utilized at the Mocha Clubs are owned and held for use to support the gaming machine operations. In addition, the gaming machines at Altira are operated under the Mocha Club brand.

In addition to the Mocha Clubs, we also operate the Grand Dragon Casino, which focuses on mass market table games. Grand Dragon Casino premises, including the fit-out and gaming-related equipment, are located on the ground floor and level one within Grand Dragon Hotel in Macau and occupy a floor area of approximately 10,700 square feet. We operate Grand Dragon Casino under a right-to-use agreement. The gaming equipment is owned by the Macau SAR and has been transferred to us for usage in our operations during the duration of the Concession Contract.

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

The gross construction area of the Studio City site is approximately 657,879.39 square meters (equivalent to approximately 7.1 million square feet) of which approximately 28,784.3 square meters or 4.38% comprises the gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the concession for the same fee set for the usage of The City of Dreams casino. Currently, the gross floor area of Studio City is approximately 457,462 square meters (equivalent to approximately 4.9 million square feet). The land premium of approximately MOP1,402.0 million (equivalent to approximately US$175 million) was paid in full in January 2015. As announced by Studio City International in May 2022, the development period under the Studio City land concession was extended to June 30, 2023. Land use fees of approximately MOP3.9 million (equivalent to approximately US$490,000) per annum are payable to the Macau government during the development stage. The annual land use fees payable to the Macau government after completion of development will be MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

As part of the security provided in relation to the 2027 Studio City Notes and the 2021 Studio City Senior Secured Credit Facility, we assigned certain leases and right to use agreements and granted a mortgage over our rights under the Studio City land concession. Such security remains in place under the 2028 Studio City Senior Secured Credit Facility.

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

Melco Resorts Leisure does not own the land or the buildings comprising the site for City of Dreams Manila. Rather, Melco Resorts Leisure leases the Project Reclaimed Land and buildings from Belle Corporation under a Contract of Lease dated October 25, 2012 (“Lease Agreement”). Under the Lease Agreement, Melco Resorts Leisure leases from Belle Corporation the land upon which City of Dreams Manila is located with a total area of 61,141 square meters, as well as the buildings erected thereon, which are classified into Phase 1 and Phase 2 Buildings (collectively, “Leased Premises”). The Lease Agreement commenced upon the handover of the Leased Premises to Melco Resorts Leisure in 2013 and will continue during the term of the Philippine License, subject to certain termination events. The Lease Premises shall be used exclusively as a hotel, casino and resort complex, with retail, entertainment, convention exhibition, food and beverage services as well as other related activities. In August 2022 and October 2022, we entered into amendment agreements to the Lease Agreement with Belle Corporation, under which the parties revised the rent payable (i) for the year ended December 31, 2022; and (ii) for the year ended December 31, 2022 through the year ending December 31, 2033, respectively, subject to adjustments based on the annual headline inflation and bonus rent pursuant to the terms thereof.

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

The above premises in Cyprus are being operated under leases that expire at various dates. The lease of our temporary casino in Limassol was extended on December 1, 2022 for a further period to July 31, 2023. The leases for our three satellite casinos run up to 2023 to 2024 and are renewable for two five-year terms unless we elect not to renew those leases.

City of Dreams Mediterranean

The site of City of Dreams Mediterranean, which is currently under development, is located at Zakaki, in western Limassol, Cyprus (“Cyprus Project Land”). Prior to our acquisition of Melco International’s 75% equity interest in ICR Cyprus on July 31, 2019, The Cyprus Phassouri (Zakaki) Limited, the current owner of a 25% equity interest in ICR Cyprus, acquired such 25% equity interest in ICR Cyprus by contributing its freehold interest over the Cyprus Project Land and as a result, a subsidiary of ICR Cyprus became owner of the freehold interest over the Cyprus Project Land. The Cyprus Project land has a total site area of 367,000 square meters (equivalent to approximately 3.95 million square feet) and a total gross floor area of 86,000 square meters (equivalent to approximately 925,700 square feet). Following the extension granted by the government of Cyprus, the Cyprus License currently requires us to open the City of Dreams Mediterranean by June 30, 2023. The City of Dreams Mediterranean is targeted to open in the second quarter of 2023, subject to regulatory approvals.

Other Premises

We completed the disposal of a ski resort in Nagano, Japan with a site area of approximately 2.0 million square meters (equivalent to approximately 21.5 million square feet) (the “Japan Ski Resort”) in late December 2022.

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau, Hong Kong, Cyprus and Singapore. We lease all of our office and storage premises.

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

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our operating properties.

Non-Gaming Patrons

City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, four hotels, as well as a selection of restaurants, bars and retail outlets. Since the third quarter of 2021, Altira Macau has strategically repositioned to cater to the premium mass segment. Mocha Clubs are targeted to deliver a relaxed, café-style non-casino based electronic gaming experience. Studio City is designated to primarily target mass market guests through its vast array of non-gaming amenities and entertainment attractions.

City of Dreams Manila features different entertainment venues: DreamPlay, a family entertainment center which features activities catering to children aged four and above, and CenterPlay, a live performance central lounge within the casino. With these diverse entertainment venues and attractions, we believe City of Dreams Manila will be able to leverage on the experiences of City of Dreams in Macau, which has developed world-class attractions such as The House of Dancing Water.

Our Cyprus casinos do not specifically target non-gaming patrons but do offer a selection of food and beverage options at the premises. We plan to focus on attracting non-gaming patrons at the City of Dreams Mediterranean when it opens.

Gaming Patrons

Our gaming patrons include table game rolling chip players, table game mass market players and gaming machine players.

Mass market players are non-rolling chip players who come to our properties for a variety of reasons, including our high-quality hotel brands, our broad dining options and a variety of other non-gaming attractions and activities.

Rolling chip players at our casinos are patrons who participate in our in-house rolling chip programs or, in some cases, in the rolling chip programs of gaming promoters, if any. Our rolling chip players or premium direct players play mostly in our VIP rooms or designated gaming areas and can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services.

Gaming Promoters

A portion of our rolling chip play in Macau in past years was brought to us by gaming promoters, also known as junket operators. In December 2021, we terminated our arrangements with all gaming promoters in Macau, including at the Studio City Casino. Gaming promoters in Macau are independent third parties that include both individuals and corporate entities, all of which are officially required to be licensed by the DICJ. We may engage gaming promoters in Macau in the future.

We continue to work with gaming promoters in Cyprus and the Philippines. In Cyprus, there are currently two licensed gaming promoters, although only one of them is currently active. Gaming promoters in the Philippines are not subject to licensing requirements, but gaming operators are subject to certain notice requirements related to the engagement of gaming promoters and need to demonstrate the fitness and propriety of gaming promoters.

We have procedures to screen prospective gaming promoters prior to their engagement and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. Where licensing requirements apply, we only engage gaming promoters who have been licensed by the relevant authority.

In the Philippines, our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. In Cyprus, our gaming promoter is compensated through a profit sharing scheme. Our gaming promoters may also receive complimentary allowances for food and beverage, hotel accommodation and transportation.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. In Manila, as a customary practice in the Manila gaming market, we grant interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods. Credit is also granted to certain gaming promoters on a revolving basis. The credit we extend is typically unsecured. The gaming promoters bear the responsibility for issuing credit to and, subsequently collecting, from their players. In Macau, we may also grant credit to gaming promoters in the future. Gaming promoters’ rolling chip programs are currently not implemented in Cyprus due to a lack of demand. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations —We depend upon gaming promoters for a portion of our gaming revenues in the Philippines and Cyprus and may depend on gaming promoters in Macau in the future. If we are unable to establish, maintain and increase the number of successful relationships with gaming promoters in the Philippines, Cyprus or Macau, the financial resources of our gaming promoters are insufficient to allow them to continue doing business or we are unable to find alternative means to attract VIP rolling chip patrons in markets such as Macau where gaming promoters have become subject to restrictions on doing business due to legal and regulatory requirements, our results of operations could be materially and adversely impacted.” and “— Risks Relating to Our Business and Operations — We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.”

Market and Competition

We believe that the gaming markets in Macau and the Philippines are and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession holders, other PAGCOR license holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records in the operation of major hotel casino resort properties. Compared to Macau and the Philippines, the competitive environment in Cyprus is more favorable with our exclusive license to operate casinos in the Republic of Cyprus until 2032, but we may face competition from casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East.

Macau Gaming Market

In 2022, 2021 and 2020, Macau generated approximately US$5.2 billion, US$10.8 billion and US$7.5 billion of gross gaming revenue, respectively, according to the DICJ. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

We believe the COVID-19 outbreak and the related policies implemented globally, especially the travel or visa restrictions imposed by the PRC resulted in a significant decline in inbound tourism, among other things, leading to an 85.6% decrease in gross gaming revenue in 2022 compared to 2019, according to the DICJ. While travel restrictions globally have eased and travel restrictions between Macau and the PRC have been significantly relaxed in 2023, contributing to an increase in gross gaming revenues in Macau by 55.3% on a year-over-year basis in the first two months of 2023 compared to 2022 according to the DICJ, we believe that disruptions from COVID-19 are ongoing and, according to the DICJ, gross gaming revenues in Macau in the first two months of 2023 are still 56.5% below the first two months of 2019, the last financial year before COVID-19 outbreaks. The disruptions to our business caused by COVID-19 outbreaks have had an adverse effect on our operations. For the years ended December 31, 2022, 2021 and 2020, our operating revenues generated amounted to US$1.35 billion, US$2.01 billion and US$1.73 billion. Lower operating revenues since 2020 were mainly due to the effects of COVID-19.

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

The mass market table games segment accounted for 68.5% of market-wide gross gaming revenues in 2022, compared to 61.8% of market-wide gross gaming revenues in 2021 and 50.8% in 2020, according to the DICJ. With our strategic focus on the premium mass market in the Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market. Moreover, we believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in the PRC, a robust regulatory framework and significant new infrastructure developments in Macau and the PRC, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. According to

DSEC, visitation to Macau totaled more than 5.7 million in 2022, a decrease of 26.0% compared to 2021 and well below the 39.4 million visitors in 2019. Visitors from the PRC represented 89.6% of all visitors to Macau in 2022, compared to 91.4% in 2021, and visitors from Hong Kong and Taiwan represented 9.0% and 1.2%, of all visitors to Macau in 2022, respectively.

In terms of competition, gaming in Macau is administered through concessions awarded by the Macau government to six different concessionaires: Melco Resorts Macau; SJM, in which family members of Mr. Lawrence Ho, our chairman and chief executive officer, have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; Galaxy; MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho; and VML, a subsidiary of Sands China Ltd and Las Vegas Sands Corporation.

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

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing Phase 3 of the Galaxy Macau Resort, which is completed and is currently expected to be progressively opened in the second quarter of 2023, while Phase 4 is currently under development.

VML operates Sands Macao on the Macau peninsula, The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Parisian Macao. VML also operated Sands Cotai Central in Cotai in the past, which has been rebranded and redeveloped as The Londoner Macao, which opened in February 2021.

MGM Grand Paradise opened its MGM Macau facilities in December 2007, which are located next to Wynn Macau on the Macau peninsula, and its MGM Cotai resort in February 2018.

In addition to facing competition from existing operations of these concessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, hotels and casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties.

The existing concessions do not place any limits on the number of gaming facilities that may be operated. The Macau government does, however, limit the aggregate number of gaming tables and gaming machines in Macau and the opening of a new facility is subject to Macau government approval. The current cap of gaming tables and gaming machines are 6,000 and 12,000 respectively.

Law no. 7/2022 which amends the Macau Gaming Operations Law (Law no. 16/2001) came into force in June 2022. Principal changes under the amended Macau Gaming Operations Law include, among others, the following:

•	the number of gaming concessions that may be awarded by the Macau government is up to six;

•	the term of the concessions may be up to ten years, subject to extension(s) of up to three years in total;

•	the registered share capital of each concessionaire shall be at least MOP5 billion (equivalent to approximately US$621.6 million);

•	the managing director of each concessionaire must be a Macau permanent resident and hold at least 15% of the concessionaire’s registered share capital;

•	significant transactions should be notified by concessionaires to the Macau government in advance;

•	an administrative sanctions regime is established;

•	national security is one of the main objectives of the Macau gaming legal framework and a concession may be terminated without compensation in case it is considered a threat to national security;

•	a per gaming table and per gaming machine special premium is due should gross gaming revenue fall below the gross gaming revenue threshold set by the Macau government;

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

•

the concessionaires are jointly and severally liable for administrative fines and civil liability arising from the exercise in their casinos of the authorized gaming promotion activity by gaming promoters, their directors and key employees, as well as their collaborators. Such joint and several liability may be excluded when it is proved that the concessionaire has responsibly fulfilled its supervision duty.

See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Gaming Operation Regulations” for a discussion of the amendments made to the gaming law in Macau.

Philippine Gaming Market

The Philippine economy has been one of the faster growing economies in the region, with favorable demographics and consumer spending that are beneficial to the Philippine gaming market. City of Dreams Manila, however, presently faces stronger competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world, such as Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. as well as the Philippine Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines.

Cyprus Gaming Market

We currently operate one temporary casino and three satellite casinos in Cyprus. The temporary casino opened in Limassol in June 2018 as the first licensed casino in Cyprus. We opened two satellite casinos in Nicosia and Larnaca in December 2018, one satellite casino in Ayia Napa in July 2019 and one satellite casino in Paphos in February 2020. In June 2020, we ceased operations of the satellite casino in Larnaca. When we launch City of Dreams Mediterranean, we are required to cease operations of the temporary casino but we expect to continue the operation of the satellite casinos. Although we have an exclusive license to operate casinos in the Republic of Cyprus until 2032, we may face competition from casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian or European destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. Kangwon Land operates the only casino in the country that is open to Korean nationals. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau. There are two major gaming facilities in Singapore located on Sentosa and at Marina Bay.

In December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect, with corresponding legislation providing a legislative framework for the development and implementation of integrated resorts in Japan taking effect in July 2018 and a proposed project in Osaka announced in September 2021. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

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

Intellectual Property

We have applied for and/or registered certain trademarks, including “Melco,” “Morpheus,” “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “The Countdown,” “The House of Dancing Water,” “City of Dreams Manila,” “Studio City,” “Melco Resorts Philippines” and “Melco Resorts & Entertainment” in Macau, the Philippines, Cyprus and/or other jurisdictions. We have also applied for or registered in Macau, the Philippines, Cyprus and other jurisdictions certain other trademarks and service marks used or to be used in connection with the operations of our hotel casino projects in Macau, Manila and Cyprus.

For our license or hotel management agreements that are required for our operations, see “Item 5. Operating and Financial Review and Prospects — C. Research and Development, Patents and Licenses, etc.”

Regulations

Macau Regulations

Gaming Operation Regulations

The ownership and operation of casino gaming facilities in Macau are subject to the general civil and commercial laws and specific gaming laws, in particular, Law no. 16/2001, as amended in June 2022 pursuant Law no. 7/2022, or the Macau Gaming Operations Law. Macau’s gaming operations are also subject to the grant of a concession by, and regulatory control of, the Macau government. See “— Gaming Licenses” below for more details.

The DICJ is the supervisory authority and regulator of the gaming industry in Macau. The core functions of the DICJ are:

•	to collaborate in the definition of gaming policies;

•	to supervise and monitor the activities of the concessionaires;

•	to investigate and monitor the continuing suitability and financial capacity requirements of concessionaires and gaming promoters;

•	to issue licenses to gaming promoters;

•	to license and certify gaming equipment; and

•	to issue directives and recommend practices with respect to the ordinary operation of casinos.

Below are the main features of the Macau Gaming Operations Law, including amended provisions, as supplemented by Administrative Regulation no. 26/2001 (as amended in July 2022 pursuant to Administrative Regulation no. 28/2022), that are currently applicable to our business.

•

If we breach the Macau Gaming Operations Law, Melco Resorts Macau’s Concession Contract could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, and the persons involved, could be subject to substantial fines for each separate breach of Macau Gaming Operations Law or of the Concession Contract at the discretion of the Macau government. Further, if we terminate or suspend the operation of all or a part of our gaming operations without permission for reasons not due to force majeure, or in the event of serious disruptions or deficiencies in our organization and operation or in the general condition of our facilities and equipment which may affect the normal operation of our gaming business, the Macau government would be entitled to replace Melco Resorts Macau during such disruption and to ensure the continued operation of the gaming business. Under such circumstances, we would bear the expenses required for maintaining the normal operation of the gaming business.

•	The Macau government also has the power to supervise concessionaires in order to assure financial stability and capability. See “— Gaming Licenses — The Concession Contract in Macau.”

•

Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any shareholder of a concessionaire holding shares equal to or in excess of 5% of such concessionaire’s share capital who is found unsuitable will be required to dispose of such shares by a certain time (the transfer itself being subject to the Macau government’s authorization). If a disposal has not taken place by the time so designated, such shares must be acquired by the concessionaire. Melco Resorts Macau may be subject to administrative sanctions if, after it receives notice that a person is unsuitable to be a shareholder or to have any other relationship with it, Melco Resorts Macau:

•	pays that person any dividend or interest upon its shares;

•	allows that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pays remuneration in any form to that person for services rendered or otherwise; or

•	fails to pursue all lawful efforts to require that unsuitable person to relinquish his or her shares.

•	The Macau government also requires prior approval for the creation of a lien over shares or gaming equipment and utensils of a concession holder.

•

The Macau government must give its prior approval to changes in control through a merger, consolidation, shares acquisition, or any act or conduct by any person whereby such person obtains control. Entities seeking to acquire control of a concessionaire must satisfy the Macau government with regards to a variety of stringent standards prior to assuming control. The Macau government may also require controlling shareholders, directors and key employees, to be investigated for suitability as part of the approval process of the transaction.

•	The maximum number of gaming concessions is six.

•

The term of a gaming concession is set in the concession contract and cannot exceed 10 years but the Chief Executive of Macau may exceptionally authorize, based on justified reasons, one or more extensions of the term of the concession up to the total period of three years.

•

The concessionaires’ general contractual compliance is subject to review by the DICJ every three years. In the event that the results of the review reveal non-compliance or lack of proactiveness in complying with the concession contracts, concessionaires should improve compliance within the deadline determined by the Secretary for Economy and Finance.

•

The concessionaires registered share capital shall not be less than MOP5 billion (equivalent to approximately US$621.6 million) and during the term of the concession their net assets shall not be less than such amount. The concessionaires must mandatorily notify the Chief Executive of Macau prior to executing large financial initiatives, which are defined as those with a value greater than MOP2.5 billion (equivalent to approximately US$310.8 million) regarding the internal movement of funds and MOP500 million (equivalent to approximately US$62.2 million) regarding salaries, remunerations, benefits of employees, and any other financial decisions.

•

The main objectives of the gaming law are, amongst others, safeguarding of national and Macau security, adequate diversification and sustainable development of the Macau economy, assurance that the development and operation of games of chance in casinos are in line with Macau’s policies and mechanisms in respect of combating the illegal flow of cross-border capital and preventing money laundering, and the scale, operation and practice of games of chance in casinos are subject to legal restrictions. A concession may be terminated if it poses a threat to national security or that of Macau.

•

The operation of games of chance in casinos is limited to the locations and premises authorized by the Chief Executive of Macau with such authorization having to take into account, amongst others, Macau urban planning, its impact on the social community and the opinion of the Specialized Committee for the Games of Chance Sector.

•

The concessionaires undertake to operate games of chance in self owned premises or premises leased or otherwise granted a right to use by the Macau government. Premises owned by a concessionaire will revert to the Macau government without compensation upon the concession expiration or earlier termination. The concessionaires may continue to operate games of chance in casinos by means of a contract in properties that are not owned by them for a period of three years from January 1, 2023 under authorization of the Chief Executive of Macau. After the end of such three-year transition period the concessionaires may only continue to operate games of chance in properties that are not owned by them by engaging a managing company. If such locations are closed pursuant to the law or the concession contracts, new operation of games of chance in casino will not be permitted in such locations. The Macau government owns the City of Dreams, Altira and Studio City Casinos gaming and gaming support areas, and the Macau government has transferred these areas to us for usage in our operations during the duration of the concession for a fee of MOP750.00 (equivalent to approximately US$93) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$311) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

•

The concessionaires shall assume certain corporate social responsibilities, including support for the development of local small and medium-sized enterprises; support the diversification of local industries, guaranteeing labor rights and interests, namely those concerning the guarantee of labor credits, on-the-job training and professional advancement of local employees, as well as a pension scheme designed to protect employees; hiring disabled or rehabilitated individuals; support for public interest activities; support for activities of an educational, scientific and technological, environmental protection, cultural and sporting nature, among others.

•

The concessionaires and the shareholders holding 5% or more of their registered share capital shall not hold directly any capital of another concessionaire for the operation of games of chance in casinos in Macau, and shall not hold indirectly 5% or more of its registered share capital.

•	Management companies are entities that have management powers over all or some casinos from one concessionaire and are subject to suitability reviews at DICJ’s discretion. The execution of a contract between a concessionaire and a managing company pursuant to which the company assumes or may assume management powers relating to the concessionaire is prohibited and any such contract will be deemed null and void. Notwithstanding, the Chief Executive of Macau may authorize and approve the engagement of a management company by a concessionaire provided that under such engagement, a concessionaire may only pay to the managing company management fees, with casino revenue sharing or payment of commissions not being permitted by any means. Members of the corporate bodies of a management company may not be members of a corporate body of a concessionaire or gaming promoter.

•	The concessionaires must have a managing-director who is a Macau permanent resident and holds at least 15% of the registered share capital of the concessionaire.

•

The concessionaires are subject to the payment of an annual premium, established in the concession contracts, which varies depending on the number of casinos that each concessionaire is authorized to operate, the number of authorized gaming tables and gaming machines, the type of games of chance operated, the location of the casinos, and other relevant criteria set by the Macau government.

•

If the average gross gaming revenue of the gaming tables or gaming machines does not reach a set minimum limit, the concessionaire must pay a special premium, in an amount equal to the difference between the amount of the special tax on gaming, calculated according to the average gross gaming revenue, and such minimum limit. The average gross revenue is calculated according to the maximum number of gaming tables and gaming machines authorized for the concessionaire in the year to which it relates, with the exception of the number of gaming tables and gaming machines authorized to operate provisionally during the period designated for such purpose. The annual minimum limit of the gross gaming revenue of each gaming table and each gaming machine, as well as the period designated for the provisional operation of gaming tables and gaming machines, are determined by dispatch from the Chief Executive of Macau. The annual minimum limit of the gross gaming revenue must be set out in view of the past gross gaming revenue of Macau and the current situation of the economic development of Macau, and may be adjusted exceptionally in case of extraordinary, unpredictable or force majeure incidents, and is currently in the amount of MOP7 million (equivalent to approximately US$870,233) annual gross gaming revenue for gaming tables and MOP300,000 (equivalent to approximately US$37,296) annual gross gaming revenue for gaming machines.

•

With respect to the gaming promotion activities, the concessionaires must inform the DICJ of any facts that may affect the solvency of gaming promoters, including the fact that they have been named as defendants in civil proceedings or have entered into loan or financing agreements that exceed their solvency, within a period of five days counted from the date of occurrence of the respective facts or the concessionaires’ knowledge thereof; inform the DICJ of facts that indicate the practice, by gaming promoters, of crimes and administrative offenses provided for in the law, within five days from the date of the concessionaires’ knowledge thereof, without prejudice to duties provided in other laws; supervise the activity of the gaming promoters, including their fulfillment of the duties provided in gaming laws and regulations; and adopt appropriate measures to prevent gaming promoters from conducting illegal activities in the casinos of the concessionaires.

•

Each gaming promoter can only conduct gaming promotion activities with one concessionaire and may only receive commission, not being a gaming promoter permitted to share with the concessionaires, in any form whatsoever, the casino revenue.

•

The concessionaires are jointly and severally liable for administrative fines and civil liability arising from the exercise in their casinos of the authorized gaming promotion activity by gaming promoters, their directors and key employees, as well as their collaborators. Such joint and several liability may be excluded when it is proved that the concessionaire has responsibly fulfilled its supervision duty.

•

The maximum number of gaming tables and gaming machines that may be operated by the concessionaires is determined by dispatch from the Chief Executive of Macau and the number of gaming tables and gaming machines to be installed, added or reduced in each casino by the concessionaires is subject to authorization of the Secretary for Economy and Finance. The Secretary for

Economy and Finance may reduce the number of gaming tables or gaming machines if the gross gaming revenue from gaming tables or gaming machines fails, for two consecutive years, to reach the minimum limit of the annual gross revenue determined by dispatch from the Chief Executive of Macau or if the authorized gaming tables or gaming machines are not fully utilized without just cause, by the concessionaires, within the deadline set out by the Secretary for Economy and Finance. Currently the maximum number of gaming tables that may be operated in Macau is 6,000 and the maximum number of gaming machines is 12,000 and Melco Resorts Macau has been authorized to operate 750 gaming tables and 2,100 gaming machines.

•	The circulation of chips is subject to authorization from the Secretary for Economy and Finance, which may establish the maximum limit of the total amount of chips in circulation.

•	The concessionaires can only disseminate information or activities related to gaming in the zones for games of chance of the casinos, under the applicable laws and regulations.

•	The concessionaires and the companies of which they are dominant shareholders cannot be admitted to listing on stock exchanges.

•

An administrative sanctions regime is established with fines ranging from MOP100,000 (equivalent to approximately US$12,432) and MOP5,000,000 (equivalent to approximately US$621,595) and, depending on the seriousness of the offense, damages, fault, benefits obtained, economic situation and previous conduct, a supplemental penalty of total or partial closure of gaming areas for periods ranging from one month to one year.

•

In the event of dissolution of a current concessionaire for failing to obtain a new concession in the next tender, the shareholders of the concessionaire holding 5% or more of the concessionaire’s share capital as of the date of termination of the concession contract or the date of termination of the concession are jointly and severally liable for the concessionaire’s outstanding chips.

Non-compliance with these obligations could lead to the revocation of Melco Resorts Macau’s Concession Contract and could materially and adversely affect our gaming operations.

The Macau government has also enacted other gaming legislation, rules and policies. Further, it imposed policies, regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, location requirements for sites with gaming machine lounges, supply and requirements of gaming machines, equipment and systems, instructions on promoting responsible gaming, restrictions on the reallocation of gaming tables between properties and other matters. In addition, the Macau government may consider enacting new regulations that may adversely affect our gaming operations. Our inability to address the requirements or restrictions imposed by the Macau government under such legislation or rules could adversely affect our gaming operations.

Gaming Activities Regulations

Macau Law no. 16/2022 regulates, among other things, the exercise of the gaming promotion activity. Such activity is subject to a gaming promoter license. Licenses are subject to annual renewal and a list of licensed gaming promoters is published in the DICJ’s website and is subject to regular updates. The issuance, renewal and cancellation of gaming promoter licenses are the responsibility of the Secretary for Economy and Finance, who also determines the maximum annual number of gaming promoters which each concessionaire may engage as published on the DICJ’s website.

The granting or renewal of a gaming promoter license may be requested by a commercial company that fulfills certain cumulative requirements, such as having its registered office in Macau, being a limited liability company by shares with the activity of gaming promotion as its exclusive business purpose, having a registered capital of not less than MOP10 million (equivalent to approximately US$1.2 million) fully paid up in cash, and net assets of not less than such amount during the license period, having as shareholders individuals only, having 50% or more of its registered capital being held by permanent residents of Macau who are at least 21 years of age, having agreed with one concessionaire the provision of gaming promotion services to the same, having provided a security deposit, not having any debts or fines imposed for breach of legal provisions relating to gaming under tax enforcement proceedings, having adequate financial capacity, not having the company and its shareholders, directors and key employees previously being declared insolvent or bankrupt, nor being responsible for debts arising from the insolvency or bankruptcy of third parties, and the company and its shareholders, directors and key employees being deemed suitable.

Each gaming promoter can only conduct the gaming promotion activity with one concessionaire, and only for a commission. Gaming promoters are prohibited from resorting to the support of entities that are not their directors, employees or collaborators, in the exercise of the gaming promotion activity; from sharing, by any means, the revenues from the casinos with the concessionaire; from making, through the sharing of revenues from the casinos, the payment of commissions to any entity with which it cooperates; from cooperating with those who are prohibited from carrying out the activity of gaming promotion or of collaborator; and from depositing, by themselves or through third parties, chips or funds from third parties. The DICJ and the Macau Financial Services Bureau monitor each gaming promoter and its staff and collaborators. In October 2015, the DICJ issued specific accounting related instructions applicable to gaming promoters and their operations. Any failure by the gaming promoters to comply with such instructions may impact their license and ability to operate in Macau.

In addition, concessionaires are jointly and severally liable for administrative fines and civil liability arising from the exercise in their casinos of the authorized gaming promotion activity by gaming promoters, their directors and key employees, as well as their collaborators. Such joint and several liability may be excluded when it is proved that the concessionaire has responsibly fulfilled its supervision duty. Law no. 16/2022 also clarified that under Macau Administrative Regulation no. 6/2002, concessionaires may only be jointly and severally liable for the acceptance, in their casinos, of the deposit of funds or chips from third parties, by gaming promoters, their directors and their collaborators, as well as by the employees of the gaming promoters who exercise duties in the casinos, if such funds or chips were used in games of chance in their casino or were earned in these games. When assessing whether the funds or chips deposited were used in games of chance in casino or were earned in these games, the law provides that it shall be taken into account, in particular, the concessionaire’s records.

Furthermore, gaming promoters, including their shareholders, directors, and key employees, are subject to verification of suitability based on criteria such as reputation, tendency to take on excessive risks in view of how they usually conduct business or the nature of their professional activities, their economic and financial situation, existence of well-founded suspicions on the legality of the origin of the funds to be used in the gaming promotion activity or regarding the true identity of the holder of such funds, existence of improper transactions with criminal groups, and indictment or conviction for crime punishable by imprisonment of three years or more.

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

Concessionaires are required to report periodically on commissions paid to their gaming promoters. A 5% tax must be withheld on commissions paid by a concessionaire to its gaming promoters. Under Law no. 16/2022 and in accordance with the Secretary for Economy and Finance Dispatch no. 90/2022, a commission cap of 1.25% of net rolling has been in effect. Any advantages or liberalities offered or provided, in Macau or abroad, directly or indirectly, to the gaming promoter by the concessionaire, a company in which the concession holds participation, or others with which the concessionaire is in a group relationship, shall be considered and calculated as commission and be within such commission cap. The commission cap regulations impose fines, ranging from MOP2,000,000 (equivalent to approximately US$248,638) up to MOP5,000,000 (equivalent to approximately US$621,595) on concessionaires that do not comply with the cap and other fines, ranging from MOP600,000 (equivalent to approximately US$74,591) up to MOP1,500,000 (equivalent to approximately US$186,478) on concessionaires that do not comply with their reporting obligations regarding commission payments. If breached by the concessionaire, the legislation on commission caps has a sanction enabling the relevant government authority to determine the closure, in whole or in part, of the areas for games of chance, for a period of one month to one year, and/or to make public a government decision imposing a fine on a concessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese, respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

The exercise of the activity of collaborators and managing companies is also governed under Macau Law no. 16/2022. Collaborators, managing companies, as well as managing companies’ shareholders holding an amount equal to or greater than 5% of their registered capital, directors, and key employees are subject to suitability assessment process performed by the DICJ.

The issuance and renewal of the authorization of collaborator are the responsibility of the DICJ and may be requested by those who fulfill certain requirements, including having completed 21 years of age, being deemed suitable, having agreed to collaborate with, at least, one gaming promoter, and having provided a security deposit. The maximum annual total number of collaborators is set out by the DICJ and published on its website. Collaborators shall not perform operations of credit concession for gaming or betting in casino, on behalf of any person, and shall be prohibited from depositing, by itself or through third parties, chips or funds from third parties.

A concessionaire that intends to engage a managing company to provide casino management services must obtain authorization from the Chief Executive of Macau and submit the draft management agreement for approval. The business purpose of the managing company is limited to the management of the concessionaires’ casinos. A managing company can only enter into a managing agreement with one concessionaire, and can only receive management fees from the concessionaire, with casino revenue sharing or payment of commissions not being permitted. Managing companies are prohibited from managing the financial activities of casinos, including in matters of accounting or settlement of chips and gaming funds, as well as from depositing, by themselves or through third parties, chips or funds from third parties.

Macau Law no. 16/2022 further established the crime of unlawful deposit and the crime of disobedience. The crime of unlawful deposit is applicable to concessionaires, gaming promoters or managing companies, their directors or representatives, or persons under their authority, in the exercise of their duties, or collaborators, in the exercise of their activity, who deposit funds from third parties not intended for gaming, and is punishable by imprisonment from 2 to 5 years in case of individuals, or fines up to MOP18 million (equivalent to approximately US$2.2 million) or judicial dissolution in case of legal persons. The crime of disobedience is applicable to whoever refuses to fulfill the access and presence of the DICJ and Macau Financial Services Bureau supervisory personnel in the areas subject to supervision until the conclusion of the supervisory action, or the presentation or provision of the documents, data and assets required under the terms of the law by the supervisory personnel, or to whoever does not comply with the measure of preventive suspension of activity, with individuals being subject to imprisonment from 1 to 2 years and legal persons being punishable by fines up to MOP9 million (equivalent to approximately US$1.1 million) or judicial dissolution. In addition to such penalties, certain accessory penalties may be applied, including closure of gaming areas, prohibition of the exercise of the activity of gaming promotion, collaborator or management of casinos, for a period of 1 month to 2 years, interdiction on applying for a gaming promoter license or collaborator authorization for a period of 1 to 2 years, judicial injunction or publication of the decision in two Macau newspapers (in Chinese and Portuguese, respectively) and through public notice.

Gaming Credit Regulations

Macau Law no. 5/2004 has legalized the extension of gaming credit to patrons or gaming promoters by concessionaires. Gaming promoters may also extend credit to patrons upon obtaining an authorization by a concessionaire to carry out such activity. Assigning or transferring one’s authorization to extend gaming credit is not permitted. This statute sets forth filing obligations for those extending credit and the supervising role of the DICJ in this activity. Gaming debts contracted pursuant to this statute are a source of civil obligations and may be enforced in courts in Macau.

Access to Casinos and Gaming Areas Regulations

Under Law no. 10/2012, as amended pursuant to Law no. 17/2018, the minimum age required for entrance into casinos in Macau is 21 years of age. The director of the DICJ may authorize employees under 21 years of age to temporarily enter casinos or gaming areas, after considering their special technical qualifications. In addition, off-duty gaming related employees of concessionaires and gaming promoters may not, starting from December 2019, access any casinos or gaming areas, except during the Chinese New Year festive season or under specific circumstances.

Smoking Regulations

Under the Smoking Prevention and Tobacco Control Law, as amended pursuant to Law no. 9/2017, smoking on casino premises is only permitted in authorized segregated smoking lounges with no gaming activities and such smoking lounges are required to meet certain standards determined by the Macau government.

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

•

keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (equivalent to approximately US$995) in cases of occasional transactions and MOP120,000 (equivalent to approximately US$14,918) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Macau Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt as compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

Under Article 2 of Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 (as amended pursuant to DICJ Instruction no.1/2019), we are required to track and report transactions and granting of credit that are of MOP500,000 (equivalent to approximately US$62,159) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, we may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Macau Finance Information Bureau.

We employ internal controls and procedures designed to help ensure that our gaming and other operations are conducted in a professional manner and in compliance with internal control requirements issued by the DICJ set forth in its instruction on anti-money laundering, the applicable laws and regulations in Macau, as well as the requirements set forth in the Concession Contract.

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

Responsible Gaming Regulations

On October 18, 2019, the DICJ issued Instruction no. 4/2019, which came into effect on December 27, 2019, setting out measures for the implementation of responsible gaming principles. Under this instruction, concessionaires are required to implement certain measures to promote responsible gambling, including making information available on the risks of gambling, responsible gambling and odds, both inside and outside the casinos and gaming areas and through electronic means; creation of information and counseling kiosks and a hotline; adequate regulation of lighting inside casinos and gaming areas; self-exclusion and exclusion at third party request procedures, off-duty gaming related employees entry restriction procedures, physical entry requirements, preventive measures for restricted access by persons under 21 years of age; public exhibition of time; creation and training of teams and a coordinator responsible for promoting responsible gambling.

Law no. 16/2001, as amended in June 2022 pursuant to Law no. 7/2022, or the Macau Gaming Operations Law, also sets out responsible gaming obligations, including the obligation of the concessionaires to prepare a plan for the promotion of responsible gaming, as well as to adopt measures that allow the public, including tourists, to have sufficient information to assume a responsible, moderate and controlled posture towards gaming. These measures include providing players with information about responsible gaming behaviors, as well as about gaming dependency and addiction issues, including the information on responsible gaming; adequate measures to ensure the prohibition of entry into casinos of those to whom access is prohibited; information on the dissemination of the measure of interdiction of entry in casino upon request, as well as the means of submitting such request; creation of a specialized gaming group to provide adequate assistance and counseling services to those in need; and training and recycling actions on responsible gaming aimed at employees, as well as counselling services. Furthermore, the concessionaires must annually submit to the DICJ a report on the execution of the plan for the promotion of responsible gaming of such year, as well as a plan for the promotion of responsible gaming for the subsequent year.

Control of Cross-border Transportation of Cash Regulations

On June 12, 2017, Law no. 6/2017 with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (equivalent to approximately US$14,918) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (equivalent to approximately US$124) and not exceeding MOP500,000 (equivalent to approximately US$62,159)). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.”

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

Asset Freezing Enforcement Regulations

On August 29, 2016, Law no. 6/2016 with respect to the framework for the enforcement of asset freezing orders, which comprised of United Nations Security Council sanctions resolutions for the fight against terrorism and proliferation of weapons of mass destruction, was enacted. Under this law, the Chief Executive of Macau is the competent authority to enforce freezing orders and the Asset Freeze Coordination Commission must assist the Chief Executive in all technical aspects of such enforcement. Among other entities, concessionaires are subject to certain obligations and duties regarding the freezing of assets ordered by the United Nations Security Council sanctions resolutions, including reporting and cooperation obligations.

Foreign Exchange Regulations

Concessionaires in Macau may be authorized to open foreign exchange counters at their casinos and gaming areas subject to compliance with the Foreign Exchange Agencies Constitution and Operation Law (Decree-Law no. 38/97/M), the Exchange Rate Regime (Decree-Law no. 39/97/M) and the specific requirements determined by the Monetary Authority of Macau. The transaction permitted to be performed in such counters is limited to buying and selling bank bills and coins in foreign currency, and to buying travelers checks.

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

Cybersecurity Regulations

Law no. 13/2019, the Cybersecurity Law came into effect on December 21, 2019 and is intended to protect networks, systems and data of public and private operators of critical infra-structures, among which operators of games of chance in casino are included.

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

Minimum Salary Regulations

On April 27, 2020, Law no. 5/2020, with respect to minimum salary, was enacted. Such law came into effect on November 1, 2020. In accordance with such law, the monthly minimum salary in Macau is MOP6,656 (equivalent to approximately US$827) per month (excluding overtime, night and shift allowances and regular bonus related payments). The minimum salary requirement applies to all workers in Macau, except domestic helpers and special needs workers.

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

As of December 31, 2022, the aggregate balance of the reserves of all of our Macau subsidiaries amounted to US$31.5 million.

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

The CRM contains regulations and standards that the Entertainment City licensees, including City of Dreams Manila, should adhere to and observe. It should be read in conjunction with the Philippine License. It contains regulations on areas such as, but not limited to: casino layout, table games and electronic gaming machines, casino management systems, surveillance, gaming chips and plaques, procurement of gaming equipment and gaming paraphernalia as well as the accreditation of suppliers thereof, casino operational rules and guidelines, conduct of gaming, casino player incentives, marketing and promotions, chipwashing and junket operations, banned personalities, determination of gross gaming revenues for table games, electronic gaming machines and other fees; and determination, collection and remittance of PAGCOR license fees. The CRM is revised from time to time to incorporate changes and revisions to the CRM proposed by any of the Entertainment City licensees and approved by PAGCOR. To date, the CRM is now on its fourth (4th) version.

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

Previously, City of Dreams Manila was covered by the Philippine AMLA only to a limited extent and was only required to report its foreign exchange transactions/money changer activities. However, with the new amendment to the existing Philippine AMLA, casinos are now included as covered persons subject to reporting and other requirements. Therefore, City of Dreams Manila, both in relation to its foreign exchange transactions/money changer activities, as well as its casino operations, is now required to report (i) transactions in cash or other equivalent monetary instrument involving a total amount in excess of PHP500,000 (equivalent to approximately US$8,910) within one (1) banking day, with respect to its foreign exchange transactions/money changer activities, and (ii) single casino cash transaction involving an amount in excess of PHP5,000,000 (equivalent to approximately US$89,095) or its equivalent in any other currency, with respect to its casino operations. Suspicious transactions, regardless of amount, are also required to be reported in connection with both its foreign exchange transactions/money changer activities and casino operations.

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

Cyprus Regulations

Gaming Law and Regulations

The Cyprus Casino Operations and Control Law 2015 (“the Law”) and Casino Operations and Control Law (General) Regulations 2016 provide the main regulatory framework for the establishment, operation, function, supervision and control of casinos operating in Cyprus. The Law established The Cyprus Gaming and Casino Supervision Commission, known as the Cyprus Gaming Commission, in 2015. The Law also provided for a gaming license to be granted to a single operator, which was granted to Integrated Casino Resorts on June 26, 2017, to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant and with the right for exclusivity in Cyprus for the first 15 years of the term. These are the only lawful and regulated casino operations in Cyprus. The Cyprus Gaming Commission also issues binding directions to Integrated Casino Resorts concerning its operations from time to time. Such directions issued by the Cyprus Gaming Commission in the past cover casino advertising and promotions, anti-money laundering and combating the financing of terrorism, casino layout, casino surveillance, conduct of casino games and rules for games, use of agents for referrals of casino customers and the gaming equipment technical standards and others.

Anti-Money Laundering Law and Regulations

The Prevention and Suppression of Money Laundering Activities Laws of 2007 to 2021 (188(I)/2007) N. 61(I)/2021 (“Cyprus AML Law”) transposed the European Union’s Fifth AML Directive 2018/843 into national law of Cyprus. The CGC also issued an updated anti-money laundering Direction in December 2021 which requires us to implement more compliance measures, primarily to meet additional obligations relating to our monitoring and control obligations and CGC reporting requirements. The principal objectives of the Cyprus AML Law are to prevent the laundering of proceeds of serious criminal offences (“predicate offences”), including terrorist financing and related activities, to detect and prosecute money laundering activities and to provide for the restraint and confiscation of illicit funds. The law makes money laundering or assisting in it a criminal offense and establishes a Unit for Combating Money Laundering (MOKAS).

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

Gaming Licenses

The Concession Regime in Macau

The Macau government conducted an international tender process for gaming concessions in Macau in 2022, and granted six gaming concessions to SJM, MGM Grand, Galaxy, Venetian Macau Limited (“VML”), Wynn Macau and Melco Resorts Macau, respectively. Subconcessions are prohibited. Though there are no restrictions on the number of casinos or gaming areas that may be operated under each concession, Macau government approval is required for the commencement of operations of any casino or gaming area. Prior to the tendering process in 2022, the subconcessionaires that entered into subconcession contracts with Wynn Macau, SJM and Galaxy were Melco Resorts Macau, MGM Grand Paradise and VML, respectively. Our subsidiary, Melco Resorts Macau, executed the Subconcession Contract with Wynn Macau on September 8, 2006, which was extended until December 31, 2022 pursuant to the execution of an Amendment Agreement to the Subconcession Contract dated June 23, 2022, with Wynn Macau continuing to develop and run hotel operations and casino projects independent of ours. Upon the completion of the tender process for new concessions, Melco Resorts Macau was granted with a new gaming concession by the Macau government for a period of 10 years, effective from January 1, 2023 until December 31, 2032, and entered into the respective Concession Contract on December 16, 2022.

A summary of the key terms of the Concession Contract is as follows.

All concessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (equivalent to approximately US$3.7 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,296) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,648) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$124) per annum per electric or mechanical gaming subject to a minimum annual payment of an amount required for the operation of 500 gaming tables and 1,000 electronic gaming machines.

A special premium may be due by Melco Resorts Macau in the event the average gross gaming revenue of Melco Resorts Macau’s gaming tables does not reach the annual minimum of MOP7,000,000 (equivalent to approximately US$870,233) and the average gross gaming revenue of the gaming machines does not reach the annual minimum of MOP300,000 (equivalent to approximately US$37,296). The amount of the special premium is equivalent to the difference between the amount of the special gaming tax paid by Melco Resorts Macau and the amount that would be paid under the annual minimum set average gross gaming revenue for gaming tables and gaming machines.

The Concession Contract in Macau

The Concession Contract in Macau provides for the terms and conditions of the concession granted to Melco Resorts Macau with expiration on December 31, 2032. Melco Resorts Macau, pursuant to a legal restriction applicable to all concessionaires, does not have the right to grant a subconcession or transfer the operation to third parties.

On December 16, 2022, Melco Resorts Macau was granted the right to operate games of chance in casinos in Macau under a new gaming concession effective from January 1, 2023 until the expiration of the concession on December 31, 2032.

A summary of the key terms of the Concession Contract is as follows.

Gaming and Non-Gaming Investment Obligations. The Concession Contract requires us to make a minimum investment in Macau of MOP11,823,700,000 (equivalent to approximately US$1.5 billion). The investment plan includes gaming and non-gaming related projects in the expansion of foreign market patrons, conventions and exhibitions, entertainment shows, sports events, art and culture, health and well-being, thematic entertainment, gastronomy, community and maritime tourism and others. Of the total investment amount referred to above, MOP10,008,000,000 (equivalent to approximately US$1.2 billion) will be applied to non-gaming related projects, with the balance applied to gaming related projects. Melco Resorts Macau has undertaken to carry out incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003,000,000 (equivalent to approximately US$249.0 million), in the event Macau’s annual gross gaming revenue reaches MOP180,000,000,000 (equivalent to approximately US$22.4 billion). This incremental investment amount is reduced to 16%, 12%, 8%, 4% of the initial non-gaming investment amount or nil, if the Incremental Investment Trigger occurs in year 6, year 7, year 8, year 9 or year 10 of the Concession, respectively.

The minimum investment amount is without prejudice to the activation of the mechanism for top-up investment, including investment projects related to gaming and non-gaming in areas such as international visitors, conventions and exhibitions, entertainment shows, sports events, culture and art, health and well-being, thematic entertainment, city of gastronomy, community tourism, maritime tourism, and others. If, after the completion of the execution of the investment plan under the Concession Contract, the total amount of expenses made by the concessionaire, directly or, with approval from the Macau government, indirectly, is lower than the global amount and the amount committed at the time of activation of the Incremental Investment Trigger, the concessionaire undertakes to use the remaining amount on projects correlated to its activity to be designated by the concessionaire and accepted by the Macau government and/or on projects that are designated by the Macau government with significant public benefit to Macau.

During the implementation of the investment plan under the Concession Contract, the Macau government may request the concessionaire to provide any document or to amend the implementation of projects contained in the investment plans to ensure compliance with current technical norms or rules and the required quality standard. However, the Macau government shall not impose any amendment that may result in an increase of the global investment amount and the amount committed at the time of activation of the Incremental Investment Trigger.

The execution of the investment plan under the Concession Contract is subject to the supervision of the Macau government, with the concessionaire being required to submit to the Macau government’s approval on an annual basis the proposal for the execution of specific projects that it intends to execute in the subsequent year, which shall contain, at least, the content of such projects, the amount of the investment, and the deadline for execution. Furthermore, the concessionaire must submit to the Macau government on an annual basis a report on the execution, in the previous year, of the investment plan under the Concession Contract and of the approved proposal for the execution of the specific investment projects, which must contain, at least, an update on the execution of the specific investment projects, the invested amount, the deadline and the results of its execution. The concessionaire must also submit any other additional information as requested by the Macau government.

Payments. Concession premiums and taxes, computed in various ways depending upon the type of gaming or activity involved, are payable to the Macau government. The method for computing these fees and taxes may be changed from time to time by the Macau government. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly or annually and are based upon either a percentage of the gross revenues or the number and type of gaming devices operated. In addition to special gaming taxes of 35% of gross gaming revenues, we are also required to contribute to the Macau government an annual amount equivalent to 2% of the gross gaming revenues to a public fund that has as purposes the promotion, development or study of cultural, social, economic, educational, scientific, academic and philanthropic actions. Furthermore, we are also obligated to contribute to Macau an amount equivalent to 3% of the gross gaming revenues for urban development, tourism promotion and the social security of Macau. We are required to collect and pay, through withholding, statutory taxes on commissions or other remunerations paid to gaming promoters.

Termination Rights. The Macau government has the right to unilaterally terminate Melco Resorts Macau’s concession in the event of non-compliance by us with our basic obligations under the concession and applicable Macau laws. Upon termination, all of our casino premises and gaming equipment, would revert or be transferred to the Macau government automatically without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the Concession Contract does not provide a specific cure period within which any such events may be cured and, instead, we may be dependent on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default. Melco Resorts Macau is not granted with explicit rights of veto, or of prior consultation. The Macau government may be able to unilaterally rescind the Concession Contract upon the following termination events:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the concession;

•	abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds;

•

transfer of all or part of Melco Resorts Macau’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of chance in casino in Macau and without Macau government approval;

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

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the concession within the prescribed period;

•	bankruptcy or insolvency of Melco Resorts Macau;

•	fraudulent activity harming public interest;

•	serious and repeated violation of the applicable rules for carrying out games of chance in casino or damage to the fairness of games of chance in casino;

•	systematic non-compliance with the Macau Gaming Operations Law’s or Concession Contract’s obligations; or

•	non-compliance with the investment amount and the respective criteria provided for in the Concession Contract, within the deadline set out by the Secretary for Economy and Finance.

In addition, the Macau government may, from the eighth year of the Concession, redeem the Concession by notice to Melco Resorts Macau at least one year in advance. Pursuant to such redemption, the Macau government would assume all rights and obligations of Melco Resorts Macau resulting from business legally and validly conducted by Melco Resorts Macau before the date of the redemption notice and Melco Resorts Macau would have a right to obtain reasonable and fair compensation under applicable Macau law.

Ownership and Capitalization. Set out below are the key terms in relation to ownership and capitalization under the Concession Contract:

•

the registered share capital and net asset value of Melco Resorts Macau cannot be less than MOP5,000,000,000 (equivalent to approximately US$621,594,980) and, to guarantee its performance of certain of its legal and contractual obligations, including labor obligations, Melco Resorts Macau must maintain a guarantee issued by a Macau SAR bank in favor of the Macau SAR in the amount of MOP1,000,000,000 (equivalent to approximately US$124,318,996) until 180 days after the earlier of the expiration or termination of the Concession;

•	the managing director of Melco Resorts Macau must be a permanent resident of the Macau SAR and must hold at least 15% of the registered share capital of Melco Resorts Macau;

•	any person who directly acquires voting rights in Melco Resorts Macau will be subject to authorization from the Macau government;

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

Others. In addition, the Concession Contract contains various general covenants and obligations and other provisions, including special duties of cooperation, special duties of information, and execution of our investment obligations.

Transfers of property and credit rights of Melco Resorts Macau exceeding MOP100,000,000 (equivalent to approximately US$12,431,900) and loan agreements or similar arrangements executed by Melco Resorts Macau as borrower or creditor equal to or exceeding that amount are each subject to approval by the Macau SAR government, except for those loan agreements related to credit granted for gaming purposes. The issue of debt securities by Melco Resorts Macau is also subject to approval by the Macau government and the Concession prohibits Melco Resorts Macau from being listed on a stock exchange. The Concession requires that prior notice be given to the Macau government of financial decisions relating to the internal movement of funds of Melco Resorts Macau exceeding 50% of its registered capital, financial decisions relating to salaries, remuneration or benefits of employees, among others, exceeding 10% of its registered capital and other financial decisions exceeding 10% of its registered capital.

The Concession Contract provides for Melco Resorts Macau’s right to use the casino premises and related land for the purpose of operating games of chance under the Concession Contract during the term of the Concession Contract. On the termination or expiry of the Concession Contract, the casino premises operated by the concessionaire and the gaming equipment would automatically revert or be transferred to the Macau SAR without compensation.

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

The Cyprus License is also subject to suspension or termination upon the occurrence of certain events. The requirements imposed by the Cyprus License include, among others:

•

payment of an annual license fee of EUR2.5 million (equivalent to approximately US$2.7 million) per year for the first four-year period commencing from the date of grant of the Cyprus License on June 26, 2017 and an annual license fee of EUR5.0 million (equivalent to approximately US$5.4 million) per year for the second four-year period as annual license fees for the operation of the temporary casino and City of Dreams Mediterranean to the government of Cyprus. Upon completion of the above eight-year period and for each four-year period thereafter, the government of Cyprus may review the annual license fee payable for each four-year term, provided that the annual license fee payable per year shall be no less than EUR5.0 million (equivalent to approximately US$5.4 million) and subject to a maximum percentage increase.

•

payment of annual license fee of EUR1.0 million (equivalent to approximately US$1.1 million) per year for the satellite casino in Nicosia since its commencement of operations in 2018 and annual license fee of EUR0.5 million (equivalent to approximately US$0.5 million) per year for each of the satellite casinos in Larnaca (which ceased operation in June 2020), Ayia Napa and Paphos since their operations commenced in 2018, 2019 and 2020, respectively.

•	payment of a monthly casino tax of an amount equal to 15% of the gross gaming revenue, such percentage not to be increased during the initial 15-year exclusivity period under the Cyprus License.

Following extensions granted by the government of Cyprus, we are required under the Cyprus License to complete the City of Dreams Mediterranean project and commence operations by June 30, 2023.

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

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau. Melco Resorts Macau applied for and was granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax) from 2017 through 2021. Melco Resorts Macau was further granted such benefit for the period from January 1, 2022 to December 31, 2022. We have applied for the further grant of such benefit for the period from January 1, 2023 to December 31, 2027 but we cannot assure you that such benefit will be granted. In addition, the Macau government granted one of our subsidiaries in Macau the complementary tax exemption until 2021 on profits generated from income received from Melco Resorts Macau, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. We have applied for an extension of the Macau Complementary Tax exemption for the period from January 1, 2022 to December 31, 2022 and further for the period from January 1, 2023 to December 31, 2027 but we cannot assure you that such extensions will be granted. The dividend distributions of such subsidiary to its shareholders continue to be subject to complementary tax. We remain subject to Macau complementary tax on our non-gaming profits.

For the five-year period from 2017 through 2021, an annual payment of MOP18.9 million (equivalent to approximately US$2.3 million) is payable by Melco Resorts Macau, with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributions by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. For the period from January 1, 2022 to June 26, 2022, a payment of MOP4 million (equivalent to approximately US$0.5 million) was payable by Melco Resorts Macau. In March 2023, Melco Resorts Macau received an extension of the agreement with the Macau government for an amount of MOP4.2 million (equivalent to approximately US$0.5 million) as payment for the period from June 27, 2022 to December 31, 2022. Upon the payment of such payment amounts, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. We have applied for an extension of such arrangement at an amount to be set by the Macau government from January 1, 2023 to December 31, 2027. However, we cannot assure you that the same arrangement will be applied during such period or beyond or that, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.

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

In the Philippines, on March 26, 2021, the Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) was signed and took effect on April 11, 2021. CREATE reduced the minimum corporate income tax from 2% to 1% from July 1, 2020 to June 30, 2023 and the corporate income tax rate from 30% to 25% starting July 1, 2020. Certain of our subsidiaries are liable for VAT on certain transactions. For gaming-related transactions in our Philippines operations, Melco Resorts Leisure currently enjoys exemptions from national, local, direct and indirect taxes, including VAT, in the Philippines pursuant to the PAGCOR charter and is subject to license fees which are inclusive of the 5% franchise tax payable to PAGCOR based on gross gaming revenue in the Philippines, in lieu of all other taxes.

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

In 2022, the Philippine BIR issued Revenue Memorandum Circular No. 32-2022, which sought to impose 12% VAT on gaming revenue. While Melco Resorts Leisure and the other integrated resorts submitted a joint letter to the BIR challenging the imposition of VAT on gaming transactions, there is no assurance that we will prevail on any challenge and any assessment of VAT on our gaming revenue could have a material adverse effect on our business, financial condition and results of operations.

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

C. ORGANIZATIONAL STRUCTURE

We are a Cayman Islands holding company for the following principal businesses and developments: (1) 100% economic interest in our Macau gaming concession holder, Melco Resorts Macau, which, directly or indirectly through its subsidiary, is the operator of our gaming and non-gaming businesses in various properties in Macau; (2) a majority equity and economic interest in SCI, the holding company of Studio City; (3) a majority equity and economic interest in MRP, the holding company of City of Dreams Manila; and (4) a majority equity and economic interest in ICR Cyprus, the holding company of our current operations in Cyprus including a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos and the City of Dreams Mediterranean in development. Our operations are conducted by our subsidiaries. Investors may never directly hold equity interests in our operating subsidiaries.

The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of March 24, 2023:

Notes:

(1)

Based on 1,329,679,067 shares outstanding as of March 24, 2023. The 1,329,679,067 shares outstanding include shares held by our depositary bank to facilitate the administration and operation of our share incentive plans. Such shares represent 2.58% of the Company’s outstanding shares as of March 24, 2023. For a description of our share incentive plans, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Incentive Plans.”

(2)

The remaining 50% of the equity interests of these companies are owned by Studio City Holdings Five Limited, a wholly-owned subsidiary of SCI. The 50% interest held by Studio City Holdings Five Limited in various Studio City companies incorporated in the British Virgin Islands is non-voting.

(3)	0.02% of the equity interests are owned by Studio City Holdings Five Limited.

(4)	The remaining 5% of the equity interests are owned by MCO Nominee Two Limited.

(5)	0.089% of the equity interests are owned by Melco International.

See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” for more information regarding the beneficial ownership of Melco International in our Company and “Exhibit 8.1 — List of Significant Subsidiaries.”

D. PROPERTY, PLANT AND EQUIPMENT

See “Item 4. Information on the Company — B. Business Overview” and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Cash Flows — Investing Activities” and “— Other Financing and Liquidity Matters” for information regarding our material tangible property, plant and equipment.

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

A. OPERATING RESULTS

Operations

Our primary business segments consist of:

Macau

City of Dreams

In 2022, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, City of Dreams had an average of approximately 447 gaming tables and approximately 677 gaming machines. Morpheus offers approximately 780 rooms, suites and villas. Nüwa, which was under renovation since early 2020 and re-opened at the end of March 2021 offers approximately 290 guest rooms and the Grand Hyatt Macau hotel offers approximately 760 guest rooms. The Countdown is expected to undergo renovations as part of its rebranding. In addition, City of Dreams includes approximately 40 restaurants and bars, approximately 170 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, swimming pools, spas and salons and banquet and meeting facilities. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water which has been temporarily closed since June 2020 and is expected to reopen in 2024. The Para nightclub, which replaced Club Cubic, offers approximately 2,232 square meters (equivalent to approximately 24,025 square feet) of live entertainment space. City of Dreams targets premium market and rolling chip players from regional markets across Asia.

For the years ended December 31, 2022, 2021 and 2020, operating revenues generated from City of Dreams amounted to US$559.7 million, US$1,146.9 million and US$985.6 million, representing 41.5%, 57.0% and 57.0% of our total operating revenues, respectively.

Altira Macau

In 2022, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, Altira Macau had an average of approximately 93 gaming tables and 146 gaming machines operated under the brand Mocha Club at Altira Macau. In addition, Altira Macau had approximately 220 hotel rooms as of December 31, 2022 and features several fine dining and casual restaurants and recreation and leisure facilities. Starting in the third quarter of 2021, Altira Macau was strategically repositioned to cater to the premium mass segment and shut down VIP rolling chip operations. For the years ended December 31, 2022, 2021 and 2020, operating revenues generated from Altira Macau amounted to US$32.6 million, US$56.2 million and US$108.9 million, representing 2.4%, 2.8% and 6.3% of our total operating revenues, respectively.

Studio City

Studio City is a large-scale cinematically-themed integrated resort located in Cotai, with gaming facilities, luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers in Asia, with a current focus on the mass market segment and complemented with VIP rolling chip operations. The SC ADSs are listed on the New York Stock Exchange, and we owned approximately 54.9% of SCI’s total issued and outstanding shares as of March 24, 2023. In 2022, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, Studio City had an average of approximately 277 gaming tables and 700 gaming machines. For the years ended December 31, 2022, 2021 and 2020, operating revenues generated from Studio City amounted to US$176.0 million, US$372.3 million and US$266.5 million, representing 13.0%, 18.5% and 15.4 of our total operating revenues, respectively.

Mocha and Other

Effective from June 27, 2022, the Grand Dragon Casino, a casino on Taipa Island, Macau, which focuses on mass market table games and which was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment as a result of the change of terms of the right-to-use agreement for the Grand Dragon Casino.

In 2022, excluding gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, Mocha Clubs had an average of approximately 935 gaming machines in operation (excluding approximately 146 gaming machines at Altira Macau). Mocha Clubs focus primarily on general mass market players, including day-trip customers, outside the conventional casino setting. For the years ended December 31, 2022, 2021 and 2020, operating revenues generated from Mocha and Other amounted to US$76.4 million, US$85.0 million and US$65.3 million, representing 5.7%, 4.2% and 3.8% of our total operating revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2022, 2021 and 2020, gaming machine and mass market table games revenues represented 97.1%, 97.1% and 96.3% of operating revenues generated from Mocha and Other, respectively.

Excluding gaming tables that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, Grand Dragon Casino had an average of approximately 25 gaming tables in 2022.

Corporate and Other

Corporate and Other primarily includes Grand Dragon Casino (included in Mocha and Other segment effective from June 27, 2022), our ski resort in Japan (disposed in late December 2022) and other corporate costs. For the years ended December 31, 2022, 2021 and 2020, operating revenues generated from Corporate and Other amounted to US$17.6 million, US$30.8 million and US$25.9 million, representing 1.3%, 1.5% and 1.5% of our total operating revenues, respectively.

Philippines

City of Dreams Manila

In 2022, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, City of Dreams Manila had an average of approximately 2,266 gaming machines and 274 gaming tables, as of December 31, 2022. City of Dreams Manila also includes three branded hotel towers, several entertainment venues and features a wide selection of regional and international food and beverage offerings as well as extended retail shops. For the years ended December 31, 2022, 2021 and 2020, operating revenues generated from City of Dreams Manila amounted to US$396.4 million, US$268.6 million and US$224.7 million, representing 29.4%, 13.3% and 13.0% of our total operating revenues, respectively.

Cyprus

We currently operate and manage a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos in Cyprus. In 2022, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, our facilities in Cyprus had an average of approximately 454 gaming machines and 35 gaming tables. For the years ended December 31, 2022, 2021 and 2020, operating revenues generated from our operations in Cyprus amounted to US$91.3 million, US$52.6 million and US$51.0 million, representing 6.8%, 2.6% and 3.0% of our total operating revenues, respectively.

Summary of Financial Results

For the year ended December 31, 2022, our total operating revenues were US$1.35 billion, a decrease of 32.9% from US$2.01 billion for the year ended December 31, 2021. Net loss attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2022 was US$0.93 billion, as compared to net loss attributable to Melco Resorts & Entertainment Limited of US$0.81 billion for the year ended December 31, 2021. The change was primarily attributable to softer performance in the mass market table games and rolling chip segments as well as non-gaming operations as a result of the government mandated temporary closure of our casinos in Macau in July and heighted travel restrictions in Macau and mainland China related to COVID-19 during the year, partially offset by lower development costs, amortization of gaming subconcession costs as well as depreciation and amortization expenses.

	Year Ended December 31,
	2022	2021	2020
	(in thousands of US$)
Total operating revenues	$1,349,977	$2,012,356	$1,727,923
Total operating costs and expenses	(2,093,082)	(2,589,807)	(2,668,480)
Operating loss	(743,105)	(577,451)	(940,557)
Net loss attributable to Melco Resorts & Entertainment Limited	$(930,526)	$(811,751)	$(1,263,492)

Our results of operations and financial position for the years presented are not fully comparable for the following reasons:

•

On April 29, 2020, we sold all of our approximately 9.99% ownership interest in Crown Resorts at the aggregate price of AUD551.6 million (equivalent to approximately US$359.1 million based on the exchange rate on the transaction date).

•

On April 29, 2020, our subsidiary, MCO Nominee One, as borrower, entered into the 2020 Credit Facilities pursuant to which the lenders have made available HK$14.85 billion (equivalent to US$1.90 billion) in a revolving credit facility for a term of five years.

•

On May 6, 2020, MCO Nominee One drew down HK$2.73 billion (equivalent to US$349.6 million) under the 2020 Credit Facilities and, on May 7, 2020, we used a portion of the proceeds from such drawdown to repay all outstanding loan amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, other than HK$1.0 million (equivalent to US$128,000) which remained outstanding under the term loan facility for the 2015 Credit Facilities. On May 7, 2020, following the repayment of outstanding amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, a part of the revolving credit facility commitments under the 2015 Credit Facilities were canceled, following which the available revolving credit facility commitments under the 2015 Credit Facilities were HK$1.0 million (equivalent to US$128,000).

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

•

On December 1, 2021, MCO Nominee One drew down HK$1.17 billion (equivalent to US$149.8 million) under the 2020 Credit Facilities, and, on December 15, 2021, drew down HK$1.95 billion (equivalent to US$249.7 million) under the 2020 Credit Facilities.

•	On February 16, 2022, Studio City Company issued US$350.0 million in aggregate principal amount of the 2027 Studio City Notes.

•	On February 23, 2022, MCO Nominee One drew down US$170.0 million under the 2020 Credit Facilities to fund the purchase of shares from SCI as part of its private placement announced in February 2022.

•

On April 6, 2022, MCO Nominee One further drew down US$250.0 million under the 2020 Credit Facilities, out of which US$170.0 million was advanced to our Company for working capital and general corporate purposes.

•	On May 4, 2022, the maturity date of the 2015 Credit Facilities was extended to December 31, 2022 pursuant to an extension request letter.

•

On August 16, 2022, MCO Nominee One received confirmation that the majority of lenders of 2020 Credit Facilities agreement dated April 29, 2020 consented and agreed to a waiver extension of the financial condition covenants contained therein, being the interest cover ratio (the ratio of consolidated EBITDA to consolidated net finance charges), the senior leverage ratio (the ratio of consolidated total debt to consolidated EBITDA) and the total leverage ratio (the ratio of consolidated total debt to consolidated EBITDA). The existing waiver remains valid in respect of the relevant periods ending on the December 31, 2022 test date, and the waiver extension granted extends that waiver for all relevant periods to and including the March 31, 2024 test date. MCO Nominee One paid a customary fee to all consenting lenders in relation to such consent and such consent has become effective upon receipt of the consent fee by the facility agent.

•	On August 24, 2022, MCO Nominee One drew down US$400.0 million under the 2020 Credit Facilities, out of which US$160.0 million was advanced to our Company for corporate purposes.

•

On December 5, 2022, MCO Nominee One drew down HK$5.31 billion (equivalent to US$680.1 million) under the 2020 Credit Facilities and were advanced to Melco Resorts Macau, out of which approximately US$496.0 million was used to pay MOP3.99 billion (equivalent to US$496.0 million) in dividends from Melco Resorts Macau to MCO Investments.

•	On December 16, 2022, the maturity date of the 2015 Credit Facilities was extended to June 24, 2024 pursuant to an extension request letter.

Our operations in 2022 continued to be significantly impacted by travel restrictions and quarantine requirements as well as casino closures. According to the DSEC, visitor arrivals to Macau decreased by 26.0% on a year-over-year basis in 2022 as compared to 2021 while, according to the DICJ, gross gaming revenues in Macau declined by 51.4% on a year- over-year basis in 2022. As we derive a significant majority of our revenues from our business and operations in Macau, our business has been materially and adversely affected by the COVID-19 pandemic.

While quarantine-free travel within Greater China has resumed and pandemic measures in Macau, the Philippines and Cyprus have eased significantly, the pace of recovery from COVID-19 is highly uncertain and will depend on the extent of any future COVID-19 outbreaks and government responses to such outbreaks, the efficacy of COVID-19 vaccines, including against any new strains of the coronavirus that causes COVID-19, the impact of potentially higher unemployment rates, declines in income levels and loss of personal wealth resulting from COVID-19 outbreaks. Moreover, even if COVID-19 outbreaks subside, there is no guarantee that travel and consumer sentiment will rebound quickly or at all. In addition, although restrictions related to COVID-19 have eased in mainland China, Macau, the Philippines and Cyprus, we cannot be certain whether authorities in these jurisdictions will reintroduce any of the previously imposed restrictions or any new restrictions in response to COVID-19 or other health emergencies.

The COVID-19 outbreak has also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us, which may adversely affect our business, financial condition and results of operations, including causing increases in our bad debts.

Given the uncertainty around the pace of recovery from COVID-19 and the extent of any future COVID-19 outbreaks and government responses to any such outbreaks, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Operations — COVID-19 outbreaks have had an adverse effect on our operations, which has had a significant negative effect over the past three years and may continue to materially impact our business, prospects, financial condition and results of operations.”

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

Tables games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to COVID-19 outbreaks have been excluded. Room statistics also exclude rooms that were temporarily closed or provided to the staff members due to COVID-19 outbreaks.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our total operating revenues for the year ended December 31, 2022 were US$1.35 billion, a decrease of US$662.4 million, or 32.9%, from US$2.01 billion for the year ended December 31, 2021. The decrease in total operating revenues was primarily attributable to softer performance in the mass market table games and rolling chip segments as well as lower non-gaming revenues.

Our total operating revenues for the year ended December 31, 2022 consisted of US$1.08 billion of casino revenues, representing 79.7% of our total operating revenues, and US$273.6 million of non-casino revenues. Our total operating revenues for the year ended December 31, 2021 consisted of US$1.68 billion of casino revenues, representing 83.3% of our total operating revenues, and US$336.1 million of non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2022 were US$1.08 billion, representing a US$599.9 million, or 35.8%, decrease from casino revenues of US$1.68 billion for the year ended December 31, 2021, primarily due to softer performance in mass market table games and rolling chip segments.

Altira Macau. Altira Macau has strategically repositioned itself to cater to the premium mass segment and has shut down VIP rolling chip operations starting in the third quarter of 2021. Altira Macau’s rolling chip volume for the year ended December 31, 2021 was US$1.96 billion. The rolling chip win rate was 1.61% for the year ended December 31, 2021. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$124.0 million for the year ended December 31, 2022, representing a decrease of 22.1% from US$159.2 million for the year ended December 31, 2021. The mass market table games hold percentage was 19.6% for the year ended December 31, 2022, decreasing from 24.5% for the year ended December 31, 2021. Average net win per gaming machine per day was US$116 for the year ended December 31, 2022, a decrease of US$85, or 42.2%, from US$201 for the year ended December 31, 2021.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2022 of US$4.38 billion represented a decrease of US$10.22 billion, or 70.0%, from US$14.60 billion for the year ended December 31, 2021. The rolling chip win rate was 3.85% for the year ended December 31, 2022, which increased from 2.54% for the year ended December 31, 2021. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$1.19 billion for the year ended December 31, 2022 which represented a decrease of US$1.66 billion, or 58.3%, from US$2.85 billion for the year ended December 31, 2021. The mass market table games hold percentage was 30.5% for the year ended December 31, 2022, decreasing from 30.8% for the year ended December 31, 2021. Average net win per gaming machine per day was US$140 for the year ended December 31, 2022, a decrease of US$142, or 50.4%, from US$282 for the year ended December 31, 2021.

Mocha and Other. Effective from June 27, 2022, the Grand Dragon Casino, a casino on Taipa Island, Macau, which focuses on mass market table games and was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment as a result of the change of terms of the right-to-use agreement for the Grand Dragon Casino. Mocha and Other’s mass market table games drop was US$39.2 million for the year ended December 31, 2022 and the mass market table games hold percentage was 20.1% for the year ended December 31, 2022. Average net win per gaming machine per day for the year ended December 31, 2022 was US$209, a decrease of US$77, or 27.0%, from US$287 for the year ended December 31, 2021.

Studio City. Studio City Casino’s rolling chip volume was US$0.84 billion for the year ended December 31, 2022, a decrease from US$1.84 billion for the year ended December 31, 2021. The rolling chip win rate was 2.56% for the year ended December 31, 2022, which increased from 2.00% for the year ended December 31, 2021. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$0.46 billion for the year ended December 31, 2022, a decrease from US$1.13 billion for the year ended December 31, 2021. The mass market table games hold percentage was 28.5% for the year ended December 31, 2022, representing an increase from 27.7% for the year ended December 31, 2021. Average net win per gaming machine per day was US$75 for the year ended December 31, 2022, a decrease of US$54, or 41.8%, from US$129 for the year ended December 31, 2021.

City of Dreams Manila. City of Dreams Manila’s rolling chip volume for the year ended December 31, 2022 was US$2.87 billion, representing an increase of US$2.10 billion, or 270.4%, from US$0.78 billion for the year ended December 31, 2021. The rolling chip win rate was 2.17% for the year ended December 31, 2022, a decrease from 4.83% for the year ended December 31, 2021. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$607.1 million for the year ended December 31, 2022, representing an increase of US$242.5 million, or 66.5%, from US$364.6 million for the year ended December 31, 2021. The mass market table games hold percentage was 30.9% for the year ended December 31, 2022, representing a decrease from 32.4% for the year ended December 31, 2021. Average net win per gaming machine per day was US$232 for the year ended December 31, 2022, an increase of US$37, or 18.9%, from US$195 for the year ended December 31, 2021.

Cyprus operations. Cyprus operations’ rolling chip volume for the year ended December 31, 2022 was US$5.2 million, which decreased from US$5.6 million for the year ended December 31, 2021. The rolling chip win rate was 7.09% for the year ended December 31, 2022, a decrease from 9.09% for the year ended December 31, 2021. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$135.3 million for the year ended December 31, 2022, representing an increase of US$59.1 million, or 77.5%, from US$76.2 million for the year ended December 31, 2021. The mass market table games hold percentage was 20.5% for the year ended December 31, 2022, representing an increase from 18.0% for the year ended December 31, 2021. Average net win per gaming machine per day was US$394 for the year ended December 31, 2022, an increase of US$6, or 1.6%, from US$388 for the year ended December 31, 2021.

Rooms. Room revenues (including complimentary rooms) for the year ended December 31, 2022 were US$116.6 million, representing a decrease of US$40.9 million, or 26.0%, from room revenues (including complimentary rooms) of US$157.5 million for the year ended December 31, 2021. The decrease was primarily due to decreased occupancy as a result of a year-over-year decrease in inbound tourism to Macau.

The average daily rate, occupancy rate and REVPAR of each property are as follows:

	Year Ended December 31,
	2022	2021	2022	2021	2022	2021
	Average daily rate (US$)		Occupancy rate		REVPAR (US$)
Altira Macau	97	110	42%	48%	41	53
City of Dreams	205	205	27%	53%	56	109
Studio City	111	123	28%	51%	31	62
City of Dreams Manila	177	164	95%	76%	167	124

Food, beverage and others. Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2022 included food and beverage revenues of US$85.5 million and entertainment, retail and other revenues of US$71.5 million. Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2021 included food and beverage revenues of US$97.7 million and entertainment, retail and other revenues of US$80.9 million. The decrease of US$21.6 million in food, beverage and other revenues from the year ended December 31, 2021 to the year ended December 31, 2022 was primarily due to decrease in business activities as a result of a year-over-year decrease in inbound tourism to Macau.

Operating costs and expenses

Total operating costs and expenses were US$2.09 billion for the year ended December 31, 2022, representing a decrease of US$496.7 million, or 19.2%, from US$2.59 billion for the year ended December 31, 2021.

Casino. Casino expenses decreased by US$408.0 million, or 30.9%, to US$0.91 billion for the year ended December 31, 2022 from US$1.32 billion for the year ended December 31, 2021, primarily due to a decrease in gaming taxes, which decreased as a result of decreased gaming volumes and associated lower group-wide revenues.

Rooms. Room expenses, which represent the costs of operating the hotel facilities were US$46.2 million and US$49.9 million for the years ended December 31, 2022 and 2021, respectively. The decrease was in-line with lower room revenues for the year ended December 31, 2022.

Food, beverage and others. Food, beverage and other expenses were US$104.4 million and US$121.0 million for the years ended December 31, 2022 and 2021, respectively. The decrease was in-line with lower food, beverage and other revenues for the year ended December 31, 2022.

General and administrative. General and administrative expenses slightly decreased by US$3.2 million, or 0.7%, to US$423.2 million for the year ended December 31, 2022 from US$426.4 million for the year ended December 31, 2021.

Payments to the Philippine Parties. Payments to the Philippine Parties increased to US$28.9 million for the year ended December 31, 2022 from US$26.4 million for the year ended December 31, 2021, due to the improved performance in gaming operations and resulting increase in revenues from gaming operations in City of Dreams Manila.

Pre-opening costs. Pre-opening costs were US$15.6 million and US$4.2 million for the years ended December 31, 2022 and 2021, respectively. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2022 were mainly for Studio City Phase 2 and City of Dreams Mediterranean which are scheduled to open in 2023.

Development costs. Development costs were US$30.7 million for the year ended December 31, 2021, which predominantly related to marketing and promotion costs as well as professional and consultancy fees for corporate business development. There were no development costs for the year ended December 31, 2022.

Amortization of gaming subconcession. Amortization expenses for our gaming subconcession continued to be recognized on a straight-line basis and were US$32.8 million and US$57.3 million for the years ended December 31, 2022 and 2021, respectively. Gaming subconcession was fully amortized during the year ended December 31, 2022.

Amortization of land use rights. Amortization expenses for the land use rights continued to be recognized on a straight-line basis and were US$22.7 million and US$22.8 million for the years ended December 31, 2022 and 2021, respectively.

Depreciation and amortization. Depreciation and amortization expenses decreased by US$33.2 million, or 6.7%, to US$466.5 million for the year ended December 31, 2022 from US$499.7 million for the year ended December 31, 2021.

Property charges and other. Property charges and other for the year ended December 31, 2022 were US$40.0 million, which primarily included termination costs and other payroll expenses as a result of department restructuring of US$19.1 million and asset impairments of US$10.4 million. Property charges and other for the year ended December 31, 2021 were US$30.6 million, which primarily included termination costs and other payroll expenses as a result of departmental restructuring of US$22.3 million and asset impairments of US$3.6 million.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of amounts capitalized, other financing costs, foreign exchange gains, net, loss on extinguishment of debt and other non-operating income, net.

Interest income was US$26.5 million for the year ended December 31, 2022, as compared to US$6.6 million for the year ended December 31, 2021. The increase in interest income was primarily due to interest accruing on the US$200.0 million loan to Melco International which was drawn down in April 2022.

Interest expenses were US$376.7 million (net of amounts capitalized of US$63.9 million) for the year ended December 31, 2022, compared to US$350.5 million (net of amounts capitalized of US$30.4 million) for the year ended December 31, 2021. The increase in interest expenses (net of amounts capitalization) of US$26.2 million was primarily due to higher interest expenses from the full-year impact of the issuances of notes during the year ended December 31, 2021 and the drawdowns of 2020 Credit Facilities during the year ended December 31, 2022, partially offset by higher amounts capitalized.

Other financing costs for the year ended December 31, 2022 amounted to US$6.4 million, compared to US$11.0 million for the year ended December 31, 2021. The decrease in other financing costs was primarily due to the decrease in loan commitment fees as a result of the drawdowns from the 2020 Credit Facilities during the year ended December 31, 2022.

Other income, net for the year ended December 31, 2022 amounted to US$3.9 million, compared to US$3.1 million for the year ended December 31, 2021.

There was no loss on extinguishment of debt for the year ended December 31, 2022. Loss on extinguishment of debt for the year ended December 31, 2021 was US$28.8 million, resulting from the early redemption of the 2024 Studio City Notes which were refinanced by the issuance of the First 2029 Studio City Notes.

Income tax expense

Income tax expense for the year ended December 31, 2022 was primarily attributable to a lump sum tax payable of US$2.3 million in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau and deferred income tax expenses of US$2.3 million. The effective tax rate for the year ended December 31, 2022 was (0.48)%, as compared to (0.30)% for the year ended December 31, 2021. Such rates differ from the statutory Macau Complementary Tax rate of 12%, where the Company’s majority operations are located, primarily due to the effects of expired tax losses, changes in valuation allowances, expenses for which no income tax benefit is receivable, income for which no income tax expense is payable, tax losses that cannot be carried forward and different tax rates of subsidiaries operating in other jurisdictions for the relevant years together with the effects of profits generated by gaming operations being exempted from Philippine Corporate Income Tax for the year ended December 31, 2022 and the effects of profits generated by gaming operations being exempted from Philippine Corporate Income Tax and change in income tax rate for the year ended December 31, 2021.

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

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests was US$166.6 million for the year ended December 31, 2022, compared to a net loss attributable to noncontrolling interests of US$144.7 million for the year ended December 31, 2021. For the year ended December 31, 2022, such net loss represented the share of Studio City’s expenses of US$166.4 million, Cyprus operations’ expenses of US$0.4 million, partially offset by City of Dreams Manila’s income of US$0.1 million attributable to the respective minority shareholders.

Net loss attributable to Melco Resorts & Entertainment Limited

As a result of the foregoing, we had net loss attributable to Melco Resorts & Entertainment Limited of US$0.93 billion for the year ended December 31, 2022, compared to net loss attributable to Melco Resorts & Entertainment Limited of US$0.81 billion for the year ended December 31, 2021.

For a discussion of our results of operations for the year ended December 31, 2021 compared with the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” of our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022.

Adjusted Property EBITDA and Adjusted EBITDA

Adjusted Property EBITDA is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. We recorded Adjusted Property EBITDA of US$0.6 million for the year ended December 31, 2022, compared to Adjusted Property EBITDA of US$235.1 million and negative Adjusted Property EBITDA of US$104.3 million for the years ended December 31, 2021 and 2020, respectively. Altira Macau, City of Dreams and Studio City recorded negative Adjusted Property EBITDA of US$43.0 million, US$32.2 million and US$105.2 million, respectively, while Mocha and Other, City of Dreams Manila and Cyprus Operations recorded Adjusted Property EBITDA of US$10.3 million, US$146.9 million and US$23.7 million, respectively, for the year ended December 31, 2022. Altira Macau and Studio City recorded negative Adjusted Property EBITDA of US$54.0 million and US$20.5 million, respectively, while City of Dreams, Mocha Clubs, City of Dreams Manila and Cyprus Operations recorded Adjusted Property EBITDA of US$202.0 million, US$17.1 million, US$89.0 million and US$1.6 million, respectively, for the year ended December 31, 2021. Altira Macau, City of Dreams and Studio City recorded negative Adjusted Property EBITDA of US$58.8 million, US$1.3 million and US$79.0 million, respectively, while Mocha Clubs, City of Dreams Manila and Cyprus Operations recorded Adjusted Property EBITDA of US$3.6 million, US$29.0 million and US$2.3 million, respectively, for the year ended December 31, 2020.

Adjusted EBITDA is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation and other non-operating income and expenses. We recorded negative Adjusted EBITDA of US$62.6 million for the year ended December 31, 2022, compared to Adjusted EBITDA of US$165.0 million for the year ended December 31, 2021 and negative Adjusted EBITDA of US$177.3 million for the year ended December 31, 2020.

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

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to Adjusted EBITDA and Adjusted Property EBITDA

	Year Ended December 31,
	2022	2021	2020
	(in thousands of US$)
Net loss attributable to Melco Resorts & Entertainment Limited	$(930,526)	$(811,751)	$(1,263,492)
Net loss attributable to noncontrolling interests	(166,641)	(144,713)	(191,122)

Net loss	(1,097,167)	(956,464)	(1,454,614)
Income tax expense (credit)	5,236	2,885	(2,913)
Interest and other non-operating expenses, net	348,826	376,128	516,970
Property charges and other	39,982	30,575	47,223
Depreciation and amortization	521,939	579,847	618,530
Share-based compensation	71,809	67,957	54,392
Development costs	—	30,677	25,616
Pre-opening costs	15,585	4,157	1,322
Land rent to Belle Corporation	2,318	2,848	3,195
Payments to the Philippine Parties	28,894	26,371	12,989

Adjusted EBITDA	(62,578)	164,981	(177,290)
Corporate and Other expenses	63,147	70,118	73,014

Adjusted Property EBITDA	$569	$235,099	$(104,276)

B. LIQUIDITY AND CAPITAL RESOURCES

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2022, we held cash and cash equivalents and restricted cash (mainly being cash collateral for concession-related guarantees issued to the Macau Government and security under credit facilities) of approximately US$1.81 billion and US$175.7 million, respectively. In January 2023, restricted cash of MOP410.0 million (equivalent to approximately US$51.0 million) was released. Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2022 were the U.S. dollar, H.K. dollar, Euro, Philippine peso and Pataca.

As of December 31, 2022, we had the following bank credit facilities available for future drawdown, subject to satisfaction of certain conditions precedent: (1) the HK$1.0 million (equivalent to approximately US$0.1 million) of the revolving credit facility under the 2015 Credit Facilities; (2) the HK$233.0 million (equivalent to approximately US$29.8 million) revolving credit facility under the 2028 Studio City Senior Secured Credit Facility; and (3) the PHP2.35 billion (equivalent to approximately US$41.9 million) bank credit facility of MRP. We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under various credit facilities and any additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financing and Indebtedness” for more information. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities. We may from time to time seek to retire or purchase our outstanding debt through cash purchases, in open market purchases, privately-negotiated transactions or otherwise. Such purchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Cash Flows

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2022	2021	2020
	(in thousands of US$)
Net cash used in operating activities	$(619,434)	$(268,774)	$(860,963)
Net cash used in investing activities	(806,107)	(674,551)	(53,312)
Net cash provided by financing activities	1,783,285	821,745	1,263,607
Effect of exchange rate on cash, cash equivalents and restricted cash	(22,602)	19,359	(26,064)

Increase (decrease) in cash, cash equivalents and restricted cash, including those classified within assets held for sale	335,142	(102,221)	323,268
Cash, cash equivalents and restricted cash at beginning of year	1,653,315	1,755,770	1,432,502

Cash, cash equivalents and restricted cash at end of year, including those classified within assets held for sale	1,988,457	1,653,549	1,755,770
Less: cash and cash equivalents classified within assets held for sale	—	(234)	—

Cash, cash equivalents and restricted cash at end of year	$1,988,457	$1,653,315	$1,755,770

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash used in operating activities was US$619.4 million for the year ended December 31, 2022, compared to net cash used in operating activities of US$268.8 million for the year ended December 31, 2021. The change was primarily due to softer performance of operations as described in the foregoing section and increased working capital for operations.

Net cash used in operating activities was US$268.8 million for the year ended December 31, 2021, compared to net cash used in operating activities of US$861.0 million for the year ended December 31, 2020. The change was primarily due to improved performance of operations and decreased working capital for operations.

Investing Activities

Net cash used in investing activities was US$806.1 million for the year ended December 31, 2022, compared to net cash used in investing activities of US$674.6 million for the year ended December 31, 2021. The change was primarily due to advances to an affiliated company during the year ended December 31, 2022. Net cash used in investing activities for the year ended December 31, 2022 mainly included payments for capitalized construction costs and acquisition of property and equipment of US$609.6 million, advances to an affiliated company of US$200.0 million and payments for intangible and other assets of US$12.5 million, partially offset by proceeds from sale of assets held for sale of US$15.6 million.

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

Our total payments for capitalized construction costs and acquisition of property and equipment were US$609.6 million and US$671.8 million for the years ended December 31, 2022 and 2021, respectively. Such expenditures were mainly associated with our development projects, as well as enhancement to our integrated resort offerings.

We expect to incur significant capital expenditures for the ongoing enhancement and maintenance of our Macau properties and City of Dreams Manila and the construction of City of Dreams Mediterranean. We intend to finance these projects through our operating cash flow and existing cash balances as well as equity or debt financings. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,
	2022	2021	2020
	(in thousands of US$)
Macau:
Mocha and Other	$1,704	$1,368	$3,490
Altira Macau	3,303	6,123	11,519
City of Dreams	21,684	52,520	119,014
Studio City	429,362	505,783	214,625

Sub-total	456,053	565,794	348,648
The Philippines:
City of Dreams Manila	4,986	22,912	15,622
Cyprus:
Cyprus operations	131,419	186,361	74,523
Corporate and Other	5,956	7,083	25,460

Total capital expenditures	$598,414	$782,150	$464,253

Our capital expenditures for the year ended December 31, 2022 decreased from that for the year ended December 31, 2021 was primarily due to the decrease in capital expenditures on construction projects in Studio City and Cyprus Operations. Our capital expenditures for the year ended December 31, 2021 increased from that for the year ended December 31, 2020 was primarily due to the construction projects in Studio City and Cyprus Operations.

Financing Activities

Net cash provided by financing activities of US$1.78 billion for the year ended December 31, 2022 was primarily due to (i) the proceeds from drawdown of the revolving credit facility under the 2020 Credit Facilities of US$1.50 billion and (ii) the proceeds from the issuance of the 2027 Studio City Notes of US$350.0 million, which priced at 100.0% of the principal amount, (iii) net proceeds from issuance of shares of subsidiaries of US$134.1 million, which were offset in part by (iv) repurchase of shares of US$189.2 million and (v) the payments of deferred financing costs of US$8.0 million.

Net cash provided by financing activities of US$821.7 million for the year ended December 31, 2021 was primarily due to (i) the proceeds from the issuance of the First 2029 Studio City Notes in aggregate principal amount of US$750.0 million, (ii) the proceeds from the issuance of the Additional 2029 Studio City Notes of US$355.3 million, which priced at 101.5% of the principal amount, (iii) the proceeds from the issuance of the Additional 2029 Senior Notes of US$258.1 million, which priced at 103.250% of the principal amount, and (iv) the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$399.7 million in December 2021, which were offset in part by (v) the payment of 2024 Studio City Notes Tender Offer of US$347.1 million in aggregate principal amount, (vi) the redemption of the remaining 2024 Studio City Notes of US$252.9 million in aggregate principal amount outstanding, (vii) the repayment of outstanding revolving credit facility under the 2020 Credit Facility of US$249.9 million, (viii) repurchase of shares of US$52.0 million and (ix) the payments of deferred financing costs of US$37.4 million.

Net cash provided by financing activities of US$1,263.6 million for the year ended December 31, 2020 was, primarily due to (i) the proceeds from the issuance of 2025 Studio City Notes in an aggregate principal amount of US$500.0 million, (ii) the proceeds from the issuance of 2028 Studio City Notes in an aggregate principal amount of US$500.0 million, (iii) the proceeds from the issuance of the First 2028 Senior Notes in aggregate principal amount of US$500.0 million in July 2020, (iv) the issuance of the Additional 2028 Senior

Notes of US$353.5 million in August 2020, which priced at 101.0% of the principal amount, (v) the drawdown of the 2020 Credit Facilities of US$602.2 million, (vi) the drawdown of the revolving credit facility under the 2015 Credit Facilities of US$251.5 million and (vii) net proceeds from issuance of shares of subsidiaries of US$218.4 million, which were offset in part by (viii) the full redemption of the 2021 Studio City Company Notes of US$850.0 million, (ix) the repayment of the 2020 Credit Facilities of US$352.2 million, (x) the repayment of all loan amounts under the 2015 Credit Facilities of US$252.6 million, other than HK$1.0 million (equivalent to US$0.1 million) which remained outstanding under the term loan facility, (xi) the payments of deferred financing costs of US$84.1 million and (xii) dividend payments of US$79.1 million.

Indebtedness

We enter into loan facilities and issue notes through our subsidiaries. The following table presents a summary of our gross indebtedness as of December 31, 2022:

As of December 31, 2022
(in thousands of US$)
2029 Senior Notes	$1,150,000
2029 Studio City Notes	1,100,000
2025 Senior Notes	1,000,000
2028 Senior Notes	850,000
2027 Senior Notes	600,000
2026 Senior Notes	500,000
2025 Studio City Notes	500,000
2028 Studio City Notes	500,000
2027 Studio City Notes	350,000
2020 Credit Facilities	1,899,203
2015 Credit Facilities	128
2028 Studio City Senior Secured Credit Facility	128

$8,449,459

Major changes in our indebtedness during the year ended and subsequent to December 31, 2022 are summarized below.

On February 16, 2022, Studio City Company issued US$350.0 million in aggregate principal amount of the 2027 Studio City Notes.

On February 23, 2022, MCO Nominee One drew down US$170.0 million under the 2020 Credit Facilities to fund the purchase of shares from SCI as part of its private placement announced in February 2022.

On April 6, 2022, MCO Nominee One further drew down US$250.0 million under the 2020 Credit Facilities, out of which US$170.0 million was advanced to our Company for working capital and general corporate purposes.

On May 4, 2022, the maturity date of the 2015 Credit Facilities was extended to December 31, 2022 pursuant to an extension request letter.

On August 16, 2022, MCO Nominee One received confirmation that the majority of lenders of 2020 Credit Facilities agreement dated April 29, 2020 consented and agreed to a waiver extension of the financial condition covenants contained therein, being the interest cover ratio (the ratio of consolidated EBITDA to consolidated net finance charges), the senior leverage ratio (the ratio of consolidated total debt to consolidated EBITDA) and the total leverage ratio (the ratio of consolidated total debt to consolidated EBITDA). The existing waiver remains valid in respect of the relevant periods ending on the December 31, 2022 test date, and the waiver extension granted extends that waiver for all relevant periods to and including the March 31, 2024 test date. MCO Nominee One paid a customary fee to all consenting lenders in relation to such consent and such consent has become effective upon receipt of the consent fee by the facility agent.

On August 24, 2022, MCO Nominee One drew down US$400.0 million under the 2020 Credit Facilities, out of which US$160.0 million was advanced to our Company for corporate purposes.

On December 5, 2022, MCO Nominee One drew down HK$5.31 billion (equivalent to US$680.1 million) under the 2020 Credit Facilities and were advanced to Melco Resorts Macau, out of which approximately US$496.0 million was used to pay MOP3.99 billion (equivalent to US$496.0 million) in dividends from Melco Resorts Macau to MCO Investments.

On December 16, 2022, the maturity date of the 2015 Credit Facilities was extended to June 24, 2024 pursuant to an extension request letter.

On January 5, 2023, MCO Nominee One repaid the outstanding loan principal amount of HK$5.31 billion (equivalent to US$680.1 million) under the 2020 Credit Facilities, together with accrued interest.

On January 10, 2023, MCO Nominee One drew down US$300.0 million under the 2020 Credit Facilities for working capital purposes.

On January 30, 2023, MCO Nominee One prepaid the outstanding loan principal amount of US$170.0 million under the 2020 Credit Facilities, together with accrued interest.

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

Our material cash requirements arise from the development and continuous enhancement of our Macau properties, City of Dreams Manila and City of Dreams Mediterranean, as well as the payment of interest expenses and repayment of principal relating to our indebtedness. We are also required to comply with the investment plan which forms part of the gaming concession contract in Macau in the amount of MOP11,823,700,000 (equivalent to approximately US$1.5 billion) of which MOP10,008,000,000 (equivalent to approximately US$1.2 billion) are to be invested in non-gaming projects per the terms of the concession contract.

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities, capital expenditures and investing activities. Cash from financing and operations within our group is primarily transferred between our subsidiaries through intercompany loan arrangements or equity capital contributions. In 2022, excluding cash transferred for the purpose of the settlement of intragroup charges, cash transferred to our holding company, Melco Resorts & Entertainment Limited, from its subsidiaries amounted to US$521.9 million. See also “Item 4. Information on the Company — B. Business Overview — Tax” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group, or to declare dividends to holders of our ADSs, except that Melco Resorts Macau must notify the Macau Chief Executive five business days in advance of any decision related to internal funds transfer in an amount greater than MOP2.5 billion (equivalent to approximately US$310.8 million) seek Macau government consent to grant or receive any loan in the amount of MOP100 million (equivalent to approximately US$12.4 million) and our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries and authorization is required in the Philippines for inward and outward transfers of Philippine pesos above a certain amount. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

As of December 31, 2022, we had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams Mediterranean, City of Dreams and operations in Cyprus totaling US$78.5 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 23 to the consolidated financial statements included elsewhere in this annual report.

Our total long-term indebtedness and other contractual obligations as of December 31, 2022 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2020 Credit Facilities	$322.5	$1,576.7	$—	$—	$1,899.2
2029 Senior Notes	—	—	—	1,150.0	1,150.0
2029 Studio City Notes	—	—	—	1,100.0	1,100.0
2025 Senior Notes	—	1,000.0	—	—	1,000.0
2028 Senior Notes	—	—	—	850.0	850.0
2027 Senior Notes	—	—	600.0	—	600.0
2026 Senior Notes	—	—	500.0	—	500.0
2025 Studio City Notes	—	500.0	—	—	500.0
2028 Studio City Notes	—	—	—	500.0	500.0
2027 Studio City Note	—	—	350.0	—	350.0
2015 Credit Facilities	—	0.1	—	—	0.1
2028 Studio City Senior Secured Credit Facility	—	—	—	0.1	0.1
Fixed interest payments	361.6	681.3	484.6	204.4	1,731.9
Variable interest payments(2)	106.9	141.9	—	—	248.8
Finance leases(3)	37.0	74.0	74.0	204.8	389.8
Operating leases(3)	13.1	16.4	12.8	76.7	119.0
Construction costs and property and equipment retention payables	25.6	24.0	—	—	49.6
Other contractual commitments:
Construction costs and property and equipment acquisition commitments	72.5	6.0	—	—	78.5
Gaming concession premium and license fee(4)	42.1	84.2	84.2	319.1	529.6
Reversion Assets payments(5)	7.2	14.4	48.0	119.9	189.5

Total contractual obligations	$988.5	$4,119.0	$2,153.6	$4,525.0	$11,786.1

(1)	See note 13 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)

Amounts for all periods represent our estimated interest payments on our debt facilities based upon amounts outstanding and HIBOR as at December 31, 2022 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(3)	See note 14 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

(4)

Represents i) annual premium with a fixed portion and a variable portion based on the number and type of gaming tables and machines in operation as of December 31, 2022 for our gaming concession in Macau; and ii) fixed portion of gaming license fee for the Cyprus License. The gaming tax for gaming concession in Macau and the variable portion of license fee for the Cyprus License and the Philippine License as disclosed in note 23(b) to the consolidated financial statements included elsewhere in this annual report are not included in this table as the amount is variable in nature.

(5)

The gaming and gaming support areas of the Altira casino, City of Dreams casino and Studio City casino with an area of 17,128.8 square meters, 31,227.3 square meters and 28,784.3 square meters, respectively, and related gaming equipment and utensils (collectively as referred to the “Reversion Assets”) are owned by the Macau government. Effective from January 1, 2023, the Macau government has transferred the Reversion Assets to us for usage in our operations during the duration of the Concession Contract for a fee of MOP750.00 (equivalent to approximately US$93) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$311) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

(6)

In addition to amounts included in the table above, in connection with the Concession Contract, Melco Resorts Macau committed to an overall investment of MOP11,823,700,000 (equivalent to approximately US$1.5 billion) and incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003,000,000 (equivalent to approximately US$249.0 million), in the event Macau’s annual gross gaming revenue reaches MOP180,000,000,000 (equivalent to approximately US$22.4 billion), which incremental investment amount is reduced to 16%, 12%, 8%, 4% of the initial non-gaming investment amount or nil, if the Incremental Investment Trigger occurs in year 6, year 7, year 8, year 9 or year 10 of the Concession Contract, respectively.

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

Restrictions on Distributions

For discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact such restrictions have on our ability to meet our cash obligations, see “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Restrictions on Distribution of Profits Regulations.” See also “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 20 to the consolidated financial statements included elsewhere in this annual report.

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

•	Marriott International group in relation to the use of its various trademarks for the operation of a W-branded hotel by the Marriot International group at Studio City.

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

D. TREND INFORMATION

The following trends and uncertainties may affect our operations and financial conditions:

•

The recovery from the disruptions caused by COVID-19 outbreaks, including any re-imposition of travel and visa restrictions and quarantine requirements due to any future COVID-19 outbreaks, the efficacy of COVID-19 vaccines, including against any new strains of the coronavirus that causes COVID-19, the impact of potentially higher unemployment rates, declines in income levels, and loss of personal wealth resulting from COVID-19 outbreaks affecting discretionary spending and travel, all of which remain highly uncertain. The disruptions to our business caused by COVID-19 outbreaks have had an adverse effect on our operations and any recovery from such disruptions is highly uncertain;

•

The implementation of the amended Macau Gaming Operations Law, as well as any other policies and legislation implemented by the Macau government, including interpretations thereof, such as those relating to travel and visa policies and gaming concessionaire’s liability;

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

•

Increases in cybersecurity and ransomware attacks around the world and the need to continually evaluate, enhance and improve our internal process, systems and technology infrastructure to comply with the increasing cybersecurity, data privacy and data protection laws, regulations and requirements; and

•

Gaming promoters in Macau have experienced significantly increased regulatory scrutiny that has resulted in the cessation of business of many gaming promoters. While we ceased all gaming promoters arrangements in Macau in December 2021, we may engage gaming promoters in the future.

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

Property and Equipment, Other Long-lived Assets and Assets held for sale

During the development and construction stage of our integrated resort facilities, direct and incremental costs related to the design and construction, including costs under construction contracts, duties and tariffs, equipment installations, shipping costs, payroll and payroll benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated resort facilities are completed and opened. Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed. Refer to note 2(k) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the property and equipment.

Our land use rights in Macau under the land concession contracts for Altira Macau, City of Dreams and Studio City are being amortized over the estimated term of the land use rights on a straight-line basis. The estimated term of the land use rights under the applicable land concession contracts are based on factors including the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. The estimated term of the land use rights are periodically reviewed. Refer to note 2(r) to the consolidated financial statements included elsewhere in this annual report for further details of estimated term of the land use rights.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Costs incurred to develop software for internal use are capitalized and amortized on a straight-line basis over the estimated useful life. The capitalization of such costs begins during the application development stage of the software project and ceases once the software project is substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The remaining estimated useful lives of the internal-use software are periodically reviewed. Refer to note 2(n) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the internal-use software.

Our total capital expenditures for the years ended December 31, 2022, 2021 and 2020 were US$598.4 million, US$782.2 million and US$464.3 million, respectively, of which US$488.3 million, US$653.8 million and US$249.2 million, respectively, were attributable to our development and construction projects, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. The development and construction capital expenditures primarily related to the development and construction of various projects at City of Dreams, including Morpheus, Studio City and City of Dreams Mediterranean during the years ended December 31, 2022, 2021 and 2020. Refer to note 25 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.

We also review our property and equipment and other long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margins. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model with assumptions that market participants would use in their estimates of fair value, including the estimated future cash flows, discount rates and capitalization rates. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses are recorded as operating expenses.

During the year ended December 31, 2022, an impairment loss on property and equipment of US$3.6 million was recognized for a significant decrease in the market value of an aircraft. During the year ended December 31, 2021, an impairment loss of US$1.1 million was recognized for a piece of freehold land due to a significant decrease in its market value. During the years ended December 31, 2021 and 2020, US$2.5 million and US$8.1 million were recognized, respectively, mainly due to reconfigurations and renovations at our operating properties.

The disruptions to our business caused by COVID-19 outbreaks and the earlier cessation of gaming promoter arrangements in Macau by Melco Resorts Macau had an adverse effect on our financial condition and operations for the year ended December 31, 2022. As a result, we concluded that a triggering event occurred and evaluated our long-lived assets at each asset group, including our casino properties in Macau, the Philippines and Cyprus for recoverability at interim and as of December 31, 2022. Based on our review, no other impairments on our properties existed for the year ended and as of December 31, 2022. As discussed above, estimating future cash flows of the assets involves significant assumptions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the future cash flows of our long-lived assets.

Assets held for sale

We review our assets classified as held for sale for impairment, where losses are recognized for any initial or subsequent write-down to fair values less costs to sell, while gains are recognized for any subsequent increases in fair value less costs to sell, but not in excess of the cumulative losses previously recognized. During the year ended December 31, 2022, an impairment loss on assets held for sale of US$6.8 million was recognized which related to a significant decrease in the market value of a piece of freehold land. No impairment losses on assets held for sale were recognized during the years ended December 31, 2021 and 2020.

Goodwill and Purchased Intangible Assets

We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and purchased intangible assets with indefinite useful lives as at December 31, 2022 was associated with Mocha Clubs, a reporting unit, which arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our Company in 2006. Goodwill and purchased intangible assets with indefinite useful lives as at December 31, 2021 and 2020 were associated with Mocha Clubs and the Japan Ski Resort, a reporting unit, which arose from the acquisition of Kabushiki Kaisha Okushiga Kogen Resort in 2019.

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, we may first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative factors indicate that the carrying amount of the reporting unit is more likely than not to exceed the fair value then a quantitative impairment test is performed.

To perform a quantitative impairment test of goodwill, we perform an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. If the carrying value of the reporting unit exceeds its fair value, we would recognize an impairment loss for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. We determine the fair value of our reporting units using income valuation approaches through the application of discounted cash flow method. The projections for future cash flows utilized in the discounted cash flow method are derived from historical experience and assumptions regarding future growth and profitability of the reporting unit. These projections are consistent with our budget and strategic plan. Cash flows for the five years subsequent to the date of the quantitative goodwill impairment test were utilized in the determination of the fair value of the reporting unit. Beyond five years, a terminal value was determined using a perpetuity growth rate. For the goodwill impairment test of Mocha Clubs, the rates used to discount the cash flow are 12.6% and 9.8% for the years ended December 31, 2022 and 2021 respectively and sensitivity analysis was performed by either reducing the operating cash flows by 5% or increasing the discount rate by one percentage point, which would not have resulted in its carrying value exceeding its fair value.

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

The disruptions to our business caused by COVID-19 outbreaks had adverse effects on the financial condition and operations of Mocha Clubs for the year ended December 31, 2022. The disruptions to our business caused by COVID-19 outbreaks had adverse effects on the financial condition and operations of Mocha Clubs and the Japan Ski Resort for the year ended December 31, 2021 and 2020. As a result, we concluded that a triggering event occurred and we have performed quantitative assessments for impairment of goodwill and trademarks of these reporting units at interim and as of December 31, 2022, 2021 and 2020.

As a result of these assessments, no impairment losses on goodwill and trademarks were recognized during the years ended December 31, 2022 and 2021. An impairment loss of US$13.9 million was recognized against the goodwill of the Japan Ski Resort for the year ended December 31, 2020.

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

Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. We account for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers either directly or indirectly through gaming promoters and cash discounts and other cash incentives earned by customers are recorded as reductions of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for incentives or points earned under our non-discretionary incentive programs (including loyalty programs).

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

The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of one of its hotels and Grand Dragon Casino and concluded that it is the controlling entity and is the principal to these arrangements. For the operations of one of its hotels, the Company is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel’s business, it is the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Grand Dragon Casino, given the Company operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession or concession, it is the principal and casino revenue is, therefore, recognized on a gross basis.

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

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is also given to our gaming promoters in Philippines and, historically, to gaming promoters in Macau, which receivables can be offset against commissions payable and any other value items held by us to the respective customers and for which we intend to set off when required. For the years ended December 31, 2022, 2021 and 2020, approximately 0.3%, 11.9%, and 15.6% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2022 and 2021, a substantial portion of our markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce our receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on our specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers, and management’s expectations of current and future economic conditions.

As of December 31, 2022 and 2021, the Company’s allowances for casino credit losses were 80.0% and 83.4% of gross casino accounts receivables, respectively. At December 31, 2022, a 100 basis-point change in the estimated allowance for credit losses as a percentage of casino receivables would change the allowance for credit losses by approximately US$2.7 million.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2022 and 2021, we recorded valuation allowances of US$299.6 million and US$267.3 million, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	46	Chairman, chief executive officer and director
Clarence Yuk Man Chung	60	Director
Evan Andrew Winkler	48	President and director
Alec Yiu Wa Tsui	73	Independent non-executive director
Thomas Jefferson Wu	50	Independent non-executive director
John William Crawford	80	Independent non-executive director
Francesca Galante	47	Independent non-executive director
Geoffrey Stuart Davis	54	Executive vice president and chief financial officer
Stephanie Cheung	60	Executive vice president and chief legal officer
Akiko Takahashi	69	Executive vice president and chief of staff to Chairman and chief executive officer

Directors

Mr. Lawrence Yau Lung Ho was appointed as our director on December 20, 2004 and served as our co-chairman and chief executive officer between December 2004 and April 2016 before being re-designated as chairman and chief executive officer in May 2016. Since November 2001, Mr. Ho has served as the managing director of Melco International and its chairman and chief executive officer since March 2006. In addition, Mr. Ho has been a director of SCI since July 2011. Mr. Ho has also been appointed as the chairman and director of Maple Peak Investment Inc., a company listed on the TSX Venture Exchange in Canada, since July 2016.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in Hong Kong, Macau and mainland China. He is a vice chairman of All-China Federation of Industry and Commerce; a member of the All-China Youth Federation; a member of the Macau Basic Law Promotion Association; chairman of the Macau International Volunteers Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; a member of the Asia International Leadership Council; permanent honorary committee member of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of the Association of Property Agents and Real Estate Developers of Macau and a director executive of the Macao Chamber of Commerce.

In 2017, Mr. Ho was awarded the Medal of Merit-Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

In recognition of Mr. Ho’s directorship and entrepreneurial spirit, he was granted the Business Awards of Macau’s “Leadership Gold Award” in 2015 and honored with the “Outstanding Individual Award” at the Industry Community Awards in 2020. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for nine years since 2012 and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the 11th year in 2022.

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

Mr. Wu is active in public service in both Hong Kong and the PRC. Mr. Wu serves in a number of advisory roles at different levels of government. In the PRC, Mr. Wu is a member of the 13th National Committee of the Chinese People’s Political Consultative Conference and the 11th to 13th Heilongjiang

Provincial Committee of the Chinese People’s Political Consultative Conference and was a Standing Committee member and a member of the Guangzhou Municipality Huadu District Committee of the Chinese People’s Political Consultative Conference, among other public service capacities.

In Hong Kong, Mr. Wu’s major public service appointments include being a member of the Major Sports Events Committee of the Culture, Sports and Tourism Bureau of the Hong Kong Special Administrative Region Government (the “HKSARG”), a member of the Committee on Real Estate Investment Trusts of Securities and Futures Commission, a Vice Patron of the Community Chest of Hong Kong, a deputy director of Economic Affairs Committee and a member of Friends of Hong Kong Association Limited as well as Honorary Advisor of the Hong Kong Army Cadets Association. Mr. Wu is also a member of the Business School Advisory Council of The Hong Kong University of Science and Technology. Previously, Mr. Wu was a council member of The Hong Kong Polytechnic University and the Hong Kong Baptist University, a member of the Court of The Hong Kong University of Science and Technology, a board member of the Asian Youth Orchestra, a member of the standing committee on Disciplined Services Salaries and Conditions of Service, a member of the Hong Kong Tourism Board of the HKSARG, a board member of The Airport Authority Hong Kong of the HKSARG, and a member of the Energy Advisory Committee of the Environment Bureau of the HKSARG.

In addition to his professional and public service engagements, Mr. Wu is mostly known for his passion for ice hockey, as well as the sport’s development in Hong Kong and the region. Mr. Wu is the co-founder and chairman of the Hong Kong Amateur Club and Hong Kong Academy of Ice Hockey, the chairman of the Hong Kong Ice Hockey Officials Association, as well as chairman of the LOHAS Rink Limited. Mr. Wu is also the honorary president of the Hong Kong Ice Hockey Association (the national sports association of ice hockey in Hong Kong), vice-chairman of Chinese Ice Hockey Association, honorary president of Macau Ice Sports Federation and honorary chairman of Ice Hockey Association of Taipei Municipal Athletics Federation. Mr. Wu served as the vice president (Asia/Oceania) of the International Ice Hockey Federation from 2012 to 2021.

In 2006, the World Economic Forum selected Mr. Wu as a “Young Global Leader.” Mr. Wu was also awarded the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2010, the “Asian Corporate Director Recognition Award” by Corporate Governance Asia in 2011, 2012 and 2013, and named the “Asia’s Best CEO (Investor Relations)” in 2012, 2013 and 2014.

Mr. John William Crawford JP was appointed as an independent non-executive director on January 12, 2017. Mr. Crawford was a member of our audit and risk committee up until March 21, 2018 when he became its chairman. He is also a member of our compensation committee and nominating and corporate governance committee. Mr. Crawford became an independent non-executive director of Melco International and became the chairman of its audit committee and nomination committee and a member of its corporate governance committee on September 13, 2019. Mr. Crawford has been the managing director of Crawford Consultants Limited and International Quality Education Limited since 1997 and 2002, respectively. Previously, Mr. Crawford was a founding partner of Ernst & Young, Hong Kong, where he acted as engagement or review partner for many public companies and banks during his 25 years in public accounting and was the chairman of the audit division and the vice chairman of the Hong Kong office of the firm prior to retiring in 1997. Mr. Crawford has extensive knowledge of accounting issues from his experience as the managing audit partner of this major international accounting firm and also has extensive operational knowledge as a result of his consulting experience. Mr. Crawford has served as an independent non-executive director and chairman of the audit committee of Regal Portfolio Management Limited of Regal REIT since November 2006 and chairman of its Disclosure Committee since March 2010, and as an independent non-executive director of Entertainment Gaming Asia Inc. since November 2007 up until his resignation on July 3, 2017. In November 2011, Mr. Crawford was appointed as a member of the conflicts committee of our subsidiary SCI and resigned from this position on January 10, 2017. Mr. Crawford previously served as an independent non-executive director and chairman of the audit committee of other companies publicly listed in Hong Kong, the most recent of which was E-Kong Group Limited until June 8, 2015.

Mr. Crawford has been deeply involved in the education sector in Asia, including setting up international schools and providing consulting services. He was a member and a governor for many years of the Canadian International School of Hong Kong and remains active in the start-up, overseeing and consulting for other similar pre-university schools. Additionally, Mr. Crawford is involved in various charitable and/or community activities and was a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors. In 1997, Mr. Crawford was appointed a Justice of the Peace in Hong Kong. He is a member of the Hong Kong Institute of Certified Public Accountants, a member and honorary president of the Macau Society of Certified Practising Accountants and a member of the Canadian Institute of Chartered Accountants.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors.

Board Diversity Matrix (As of March 31, 2023)

Places of Principal Executive Offices:	Singapore and Hong Kong
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	7
Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	1	0	5
Part II: Demographic Background
Underrepresented Individual in Places of Principal Executive Offices	0
LGBTQ+	0
Did Not Disclose Demographic Background	5

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

Management Structure

Mr. Ho, our chairman and chief executive officer, is responsible for the day-to-day operational leadership of our Company. Our management structure includes an executive committee which is composed of our executive officers and other senior executives including chief operating officers, property president, executive vice presidents and other business unit leaders and is responsible for formulating business strategies and considering day-to-day operational matters. On September 4, 2019, Mr. Evan Andrew Winkler, a board member of the Company, was appointed as President of the Company. Prior to September 4, 2019, all of our executive officers and senior executives reported directly to Mr. Ho. Upon Mr. Winkler’s appointment as President of the Company, he assumed responsibility for the Company’s day-to-day operational matters globally and the Company’s operational departments, chief operating officers and property president commenced reporting directly to Mr. Winkler while our executive officers and a few other senior executives, together with Mr. Winkler himself, continued to report directly to Mr. Ho.

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers receive compensation in the form of salaries, discretionary bonuses, equity awards, contributions to pension schemes and other benefits. The aggregate amount of compensation paid, and benefits in kind granted, including contingent or deferred compensation accrued for the year, to all the directors and executive officers of our Company as a group, amounted to approximately US$42.2 million for the year ended December 31, 2022.

Bonus Plan

We offer our management employees, including senior executive officers, the ability to participate in our Company’s discretionary annual bonus plan. As part of this plan, employees may receive compensation in addition to their base salary upon satisfactory achievement of certain financial, strategic and individual objectives. Directors, other than Mr. Lawrence Ho, who participates in his capacity as our chief executive officer, and Mr. Evan Winkler, who participates in his capacity as our president, are excluded from this plan. The discretionary annual bonus plan is administered at the sole discretion of our Company and our compensation committee.

Equity Awards

On April 6, 2022, we granted share options to acquire 1,304,199 of our ordinary shares pursuant to our 2021 Share Incentive Plan to directors and executive officers of our Company with an exercise price of US$2.4667 per share and 9,280,173 restricted shares with grant date fair value (closing price of the grant date) of US$2.4667 per share. The options expire ten years from the date of grant.

On September 6, 2022, we granted 2,976,192 restricted shares pursuant to our 2021 Share Incentive Plan to directors and executive officers of our Company. The grant date fair value of the restricted shares granted (closing price of the grant date) was US$1.68 per share.

Option Exchange Program

On April 6, 2022, we launched an option exchange program, offering eligible officers, employees and service providers who have been granted share options under our 2011 Share Incentive Plan to purchase our ordinary shares, par value US$0.01 per share, the opportunity to exchange eligible options, whether vested or unvested, for restricted ordinary shares. A limited number of designated option holders were also eligible to receive awards of restricted shares, new share options (“New Options”) or a combination of restricted shares and New Options.

The restricted shares and New Options under the option exchange program were to vest as follows: (1) 50% of the restricted shares and New Options were to vest on April 6, 2023, which is the first anniversary of the date of grant, and (2) the remaining 50% of the restricted shares and New Options were to vest on the second anniversary of the date of grant. Until the restricted shares and New Options vest, they remain subject to forfeiture if the relevant personnel’s employment or service with our Company or our parent or subsidiaries, as applicable, terminates prior to the vesting date. All unvested restricted shares were also subject to restrictions on transfer. If and when the restricted shares vest, they will be free of forfeiture conditions and restrictions on transfer, other than required tax withholding and compliance with applicable securities laws, our securities trading policies and any other legal requirements. All restricted shares and New Options are subject to the terms of the 2021 Share Incentive Plan and the applicable award agreement between the relevant personnel and our Company.

A total of 5,912,547 restricted shares and 2,486,241 New Options were granted to employees under the program, none of which have vested yet.

Pension, Retirement or Similar Benefits

For the year ended December 31, 2022, we set aside or accrued approximately US$0.2 million to provide pension, retirement or similar benefits to our senior executive officers. Our directors, other than Mr. Lawrence Ho who participates in his capacity as our chief executive officer, do not participate in such schemes.

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

Committees of the Board of Directors

Our board established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006. Our audit committee was renamed our audit and risk committee on August 3, 2016. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters. The charters of these board committees were adopted by our board on November 28, 2006 and have been amended and restated on several occasions, with the latest version of the compensation committee charter and the audit and risk committee charter each amended on December 3, 2021 and the nominating and corporate governance committee charter amended on December 16, 2022. These charters are found on our website. Each of these committees consists entirely of directors whom our board has determined to be independent under the “independence” requirements of the Nasdaq corporate governance rules. The current membership of these three committees and summary of its respective charter are provided below.

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

•

reviewing the environmental, social and governance-related policies and the related regular public disclosures, including our sustainability report following review and approval by our Chairman and Chief Executive Officer;

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

Each executive officer is prohibited from gambling at any of our Company’s facilities during the term of his or her employment and for six months following the termination of such employment agreement.

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

D. EMPLOYEES

Employees

We had 16,908, 17,878 and 19,746 employees as of December 31, 2022, 2021 and 2020, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2022, 2021 and 2020. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals, and are subject to review from time to time.

	As of December 31,
	2022		2021		2020
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs(1)	550	3.3%	616	3.4%	647	3.3%
Altira Macau	1,052	6.2%	1,124	6.3%	1,554	7.9%
City of Dreams	6,529	38.6%	7,227	40.4%	7,660	38.8%
Corporate and centralized services(2)	520	3.1%	628	3.5%	700	3.5%
Studio City	3,571	21.1%	3,793	21.2%	3,923	19.9%
City of Dreams Manila	3,713	22.0%	3,730	20.9%	4,551	23.0%
Cyprus Operations	973	5.8%	760	4.3%	711	3.6%

Total	16,908	100.0%	17,878	100.0%	19,746	100.0%

(1)	For the purposes of this table, figures include employees at Grand Dragon Casino described under “Item 4. Information on the Company — B. Business Overview — Our Land and Premises — Other Premises.”

(2)

For the purposes of this table, figures include employees at our ski resort in Nagano, Japan described under “Item 4. Information on the Company — B. Business Overview — Our Land and Premises — Other Premises.”

Other than the rank-and-file employees of the Table Games Division of City of Dreams Manila, none of our employees are members of any other certified labor union; and except for the collective bargaining agreement with the Table Games Division of City of Dreams Manila, we are not a party to any other collective bargaining or similar agreement with our employees. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — The success of our business depends on our ability to attract and retain an adequate number of qualified personnel. A limited labor supply, increased competition and any increase in demands from our employees could cause labor costs to increase.”

We have implemented a number of employee attraction and retention initiatives over recent years for the benefit of our employees and their families. These initiatives include, among others, a unique in-house learning academy (which provides curriculum across multi-functional tracks such as technical training — gaming and non-gaming, sales and marketing, legal, finance, human resources, computer application, language, service, leadership and lifestyle), a foundation acceleration program designed to enhance our employees’ understanding of business perspectives beyond their own jobs, an on-site high school diploma program and Diploma in Casino Management and Advanced Diploma in Gaming Management (a collaboration with The University of Macau), the Diploma in Hospitality Management (a collaboration with the Institute for Tourism Studies), scholarship awards to encourage the concept of life-long learning, as well as ample internal promotion and transfer opportunities. In September 2015, we launched the Melco You-niversity program with the Edinburgh Napier University, an overseas institution based in the United Kingdom, to bring a bachelor degree program in-house.

E. SHARE OWNERSHIP

Share Ownership of Directors and Members of Senior Management

The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of March 24, 2023.

Name	Number of ordinary shares		Approximate percentage of shareholding(1)
Lawrence Yau Lung Ho	700,093,554	(2)(3)	52.7%
Clarence Yuk Man Chung	*		*
Evan Andrew Winkler	*		*
Alec Yiu Wa Tsui	*		*
Thomas Jefferson Wu	*		*
John William Crawford	*		*
Francesca Galante	*		*
Geoffrey Stuart Davis	*		*
Stephanie Cheung	*		*
Akiko Takahashi	*		*
Directors and executive officers as a group	706,378,115		53.12%

*	The options, restricted shares and our shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

(1)

Percentage of beneficial ownership of each director and executive officer is based on: (i) 1,329,679,067 ordinary shares of our Company outstanding as of March 24, 2023, (ii) the number of ordinary shares of underlying options that have vested or will vest within 60 days after March 24, 2023 and (iii) the number of restricted shares that will vest within 60 days after March 24, 2023, each as held by such person as of that date.

(2)

Represents 687,360,906 ordinary shares which may be deemed to be beneficially owned by Melco Leisure, a company wholly owned by Melco International, a Hong Kong company listed on the HKSE. Mr. Lawrence Ho is taken to have interest in these shares as a result of his interest in approximately 58.48% of the total issued shares of Melco International by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Please see “Item 7. Major Shareholders and Related Party Transactions” for more details. As of March 24, 2023, 677,360,904 of these ordinary shares have been pledged by Melco Leisure in connection with a US$1 billion, 5-year credit facility entered into in June 2021 by, among others, Melco International and Melco Leisure.

(3)

Also includes (i) 7,362,072 ordinary shares which are beneficially owned by Black Spade Capital Limited, which in turn is held by companies and a trust associated with Mr. Lawrence Ho; (ii) 312,012 vested restricted shares, under the 2011 Share Incentive Plan, held by Mr. Lawrence Ho as of March 24, 2023; and (iii) 5,058,564 restricted shares that will vest from 60 days of March 24, 2023 held by Mr. Lawrence Ho. The following table summarizes, as of March 24, 2023, the vested and unvested restricted shares (including 5,058,564 restricted shares that will vest from 60 days of March 24, 2023) held by Mr. Lawrence Ho:

Name	Type of awards	Grant date	Fair value of restricted shares at grant date per share (US$)	Number of shares outstanding
Lawrence Yau Lung Ho	Restricted shares	March 31, 2020	4.1333	2,330,670
	Restricted shares	April 7, 2021	6.8933	1,454,868
	Restricted shares	April 6, 2022	7.40	4,041,936
	Restricted shares	April 6, 2022	7.40	1,306,296
			Total	9,133,770

None of our directors or executive officers who are shareholders have different voting rights from other shareholders of our Company.

Share Purchase and Award Program

On July 8, 2021, we adopted a share purchase and award program to recognize the dedication and commitment of our employees and provide eligible employees the opportunity to benefit from our long-term growth. This program applies to eligible employees who agreed in 2020, as COVID-19 outbreaks were spreading globally, to participate in a voluntary leave program we initiated to manage costs during the outbreak.

Under the share purchase and award program, eligible employees could elect to use a portion of his or her base salary during the term of the program, which runs from July 2021 to June 2022, to purchase and receive a grant of restricted shares under our 2011 share incentive plan, with an aggregate value equal to 200% of the amount of base salary so applied as at the grant date. The maximum amount of restricted shares which may be issued under the share purchase and award program represents less than 0.50% of our total issued and outstanding shares as of the date of the adoption of the program. As of December 31, 2022, a total of 6,084,312 restricted shares had been granted to employees under the program, out of which 5,798,826 restricted shares had become vested.

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

2011 Share Incentive Plan

We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2011 Share Incentive Plan was conditionally approved by our shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our shares on the HKSE on December 7, 2011. Amendments to the 2011 Share Incentive Plan were approved by our shareholders on May 20, 2015 and on December 7, 2016. The amendments to our 2011 Share Incentive Plan approved by our shareholders on December 7, 2016 were to, among other things, include provisions relating to share option schemes required by the Rules Governing the Listing of Securities on the HKSE following the consolidation of the financial results of our Company in the financial statements of Melco International as a result of our repurchase of 155,000,000 ordinary shares of our Company (equivalent to 51,666,666 ADSs) from Crown Asia Investments Pty, Ltd. and the subsequent cancellation of such shares and with certain changes in the composition of our board of directors in May 2016. Such provisions in our 2011 Share Incentive Plan required by the HKSE rules have automatically lapsed as the requirements under the HKSE rules are not presently applicable to us. As of December 31, 2022, we have granted (i) share options to subscribe for a total of 44,115,885 shares and (ii) restricted shares in respect of a total of 37,042,344 shares pursuant to the 2011 Share Incentive Plan.

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

2021 Share Incentive Plan

We adopted the 2021 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2021 Share Incentive Plan was approved by the shareholders of Melco International at the annual general meeting held on June 4, 2021 and became effective on December 6, 2021. The 2021 Share Incentive Plan succeeds the 2011 Share Incentive Plan. As of December 31, 2022, we have granted (i) share options to subscribe for a total of 5,360,526 shares and (ii) restricted shares in respect of a total of 25,195,068 shares pursuant to the 2021 Share Incentive Plan.

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

Change in Control. Upon the consummation of a merger or consolidation in which our Company is not the surviving entity, a change of control of our Company, a sale of substantially all of our assets, the complete liquidation or dissolution of our Company or a reverse takeover, each award will terminate, unless the award is assumed by the successor entity. If the successor entity assumes the award or replaces it with a comparable award, or replaces the award with a cash incentive program and provides for subsequent payout, the replacement award or cash incentive program will automatically become fully vested, exercisable and payable, as applicable, upon termination of the participant’s employment without cause within 13 months of such corporate transaction. If the award is neither assumed nor replaced, it shall become fully vested and exercisable and released from any repurchase or forfeiture rights immediately prior to the effective date of such corporate transaction, provided that the participant remains eligible on the effective date of the corporate transaction.

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

Vesting Schedule. In general, our compensation committee determines, or the award agreement would specify, the vesting schedule.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of March 24, 2023 by all persons who are known to us to be the beneficial owners of 5% or more of our issued share capital.

	Ordinary shares beneficially owned (1)
Name	Number	%
Lawrence Yau Lung Ho (2)(3)	700,093,554	52.7
ARGA Investment Management, LP, et al.(4)	86,275,437	6.5
EuroPacific Growth Fund(5)	81,804,750	6.2
BlackRock, Inc. (6)	69,636,960	5.2

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)

The address of Mr. Lawrence Ho, Melco International and Melco Leisure is The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco International is listed on the Main Board of the HKSE.

(3)

Comprised of (i) 7,362,072 ordinary shares which are beneficially owned by Black Spade Capital Limited, which in turn is held by companies and a trust associated with Mr. Lawrence Ho; (ii) 312,012 vested restricted shares, under the 2011 Share Incentive Plan, held by Mr. Lawrence Ho as of March 24, 2023; (iii) 5,058,564 restricted shares that will vest from 60 days of March 24, 2023 held by Mr. Lawrence Ho; and (iv) 687,360,906 ordinary shares owned of record by Melco Leisure. Melco Leisure is a wholly-owned subsidiary of Melco International. As of March 24, 2023, Mr. Lawrence Ho, our chairman, chief executive officer and director as well as the chairman, chief executive officer and executive director of Melco International, is deemed to be interested in the 301,368,606 ordinary shares of Melco International held by Better Joy Overseas Ltd., 122,243,024 ordinary shares of Melco International held by Lasting Legend Ltd., 53,491,345 ordinary shares of Melco International held by Mighty Dragon Developments Limited, 91,445,132 ordinary shares of Melco International held by Black Spade Capital Limited and 1,566,000 ordinary shares of Melco International held by Maple Peak Investments Inc., representing approximately 19.9%, 8.1%, 3.5%, 6.0% and 0.1% of the total issued shares of Melco International, all of which are companies owned or controlled by the persons and/or trusts associated with Mr. Ho. In addition, Mr. Ho is also deemed to have interests in the 312,666,187 ordinary shares of Melco International held by L3G Holdings Inc., representing 20.6% of the total issued shares of Melco International. L3G Holdings Inc. is a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members. Moreover, Ms. Lo Sau Yan, Sharen, the spouse of Mr. Ho, personally holds 4,212,102 ordinary shares of Melco International, representing 0.30% of the total issued shares of Melco International. Therefore, we believe that Mr. Ho holds an aggregate of 886,992,396 ordinary shares of Melco International, representing approximately 58.48% of the total issued shares of Melco International, including interests of the companies which are owned or controlled by the persons and/or trusts associated with him, interest of his spouse and interest of a trust in which he is one of the beneficiaries and is taken to have interest under the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). As of March 24, 2023, 677,360,904 of the ordinary shares owned of record by Melco Leisure have been pledged in connection with a US$1 billion, 5-year credit facility entered into in June 2021 by, among others, Melco International and Melco Leisure.

(4)

ARGA Investment Management, LP reports shared voting power and shared dispositive power with respect to 86,275,437 ordinary shares of the Company represented by ADSs with Avula Rama Krishna. Information regarding beneficial ownership is reported as of December 31, 2022 and is based on the information contained in the Schedule 13G filed by ARGA Investment Management, LP and Avula Rama Krishna with the SEC on February 9, 2023. The addresses of ARGA Investment Management, LP and Avula Rama

Krishna are 1010 Washington Blvd., 6th Fl., Stamford, CT 06901333, and c/o ARGA Investment Management, LP, 1010 Washington Blvd., 6th Fl., Stamford, CT 06901, respectively.

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

(6)

Reflects 69,636,960 ordinary shares represented by ADSs. Information regarding beneficial ownership is reported as of December 31, 2022 and is based on the information contained in the Schedule 13G filed by BlackRock, Inc. with the SEC on February 3, 2023. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

As of December 31, 2022, a total of 1,370,052,143 ordinary shares were outstanding, of which 634,215,884 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

None of our shareholders will have different voting rights from other shareholders after the filing of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.

B. RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2022, 2021 and 2020, see note 24 to the consolidated financial statements included elsewhere in this annual report.

Employment Agreements

We have entered into employment agreements with key management and personnel of our Company and our subsidiaries. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”

Equity Incentive Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers.”

Facility Agreement

On March 28, 2022, the Company entered into a facility agreement (the “Facility Agreement”) with Melco International pursuant to which a US$250.0 million revolving loan facility was granted by the Company as lender to Melco International as borrower for a period of 12 months after the first utilization date (the last day of such period being the “Final Repayment Date”). Melco International may request for utilization of all or part of the loan from the date of the Facility Agreement until one month prior to the Final Repayment Date for general corporate purposes of Melco International and its subsidiaries (excluding the Company and its subsidiaries). Principal amounts outstanding under the Facility Agreement bear interest at an annual rate of 11.0%, with outstanding principal amounts and accrued interest payable by Melco International on the Final Repayment Date. The entry into the Facility Agreement was approved by the Audit and Risk Committee of the board of directors of the Company. A draw down by Melco International in the amount of US$200 million was utilized on April 7, 2022 and repaid in January 2023 and, following the settlement of all other amounts due thereunder by Melco International to the Company, the Facility Agreement was terminated in March 2023.

Melco Leisure Share Repurchases

In August 2022, we repurchased 9,995,799 ordinary shares and 25,000,000 ADSs from Melco Leisure for an aggregate purchase price of approximately US$152.7 million under a share repurchase agreement entered into by the Company with Melco International and Melco Leisure in August 2022.

In March 2023, we repurchased 40,373,076 ordinary shares from Melco Leisure for an aggregate purchase price of approximately US$169.8 million under a share repurchase agreement entered into by the Company with Melco International and Melco Leisure in March 2023.

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

Dividend Policy

On May 14, 2020, we announced the suspension of the Company’s quarterly dividend program to preserve liquidity in light of COVID-19 outbreaks and to continue investing in our business. Our board will continue to review from time to time our dividend policy as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our registered office is located at Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands. We are incorporated in the Cayman Islands as an exempted company with limited liability, are registered with the Cayman Islands Registrar of Companies and have been assigned registration number 143119. Article 3 of our amended and restated memorandum of association provides that the objects for which our Company was established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (hereinafter the “Companies Act”).

Enforceability of Civil Liabilities

We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. For example, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides fewer protections to investors.

Virtually all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines, Cyprus and Japan. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A very significant portion of the assets of these persons are located outside the United States. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, together with cost and time constraints, it may be difficult for you to effect service of process within the United States upon these persons. In particular, while none of our directors or officers spend a significant amount of time physically located in mainland China, all of our directors and officers, other than Ms. Galante, spend a significant amount of time physically located in Hong Kong and/or Macau, and it could be more difficult to enforce liabilities and judgments on those individuals. For the same reasons, it may also be difficult for you to enforce in the Cayman Islands, Macau, Hong Kong, Singapore, Philippines, Cyprus or Japan courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against our Company and our officers and directors, most of whom are not residents in the United States and the substantial portion of whose assets are located outside of the United States.

In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Japan would recognize or enforce judgments of U.S. courts against our Company or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. For instance, judgments of United States courts may not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim (but not otherwise), the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. Similarly, the judgment of United States courts may not be directly enforced in Macau. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Macau and the United States. However, Macau’s civil procedure law permits an action to be brought to the Macau Second Instance Court for the recognition of a judgment obtained in a foreign jurisdiction.

That is to say, upon recognition, a foreign judgment itself would be treated by the courts of Macau as a cause of action in itself so that no retrial of the issues would be necessary. In an action for recognition of a foreign judgment in Macau, the recognition is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is not in respect of taxes, fines, penalties, or similar fiscal or tax revenue obligations, the proceedings in which the judgment was obtained were not contrary to natural justice, the enforcement of the judgment is not contrary to public policy of Macau, and interest charged to the debtor does not breach usury laws. Such a judgment must be for a definite sum and must also come from a “competent” court as determined by the private international law rules applied by the Macau courts. The defenses that are available to a defendant in an action brought for the recognition of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, inobservance of due process, improper service of process to the defendant, and contrary to public policy. However, a separate legal action for enforcement of the foreign judgment must be commenced in Macau in order to recover a debt from the judgment debtor, in case the debtor does not make voluntary payment of its debt upon recognition of the foreign judgment by the Courts in Macau.

Furthermore, it is uncertain whether such Cayman Islands, Macau, Hong Kong, Singapore, the Philippine, Cyprus or Japan courts would be competent to hear original actions brought in the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Japan against us or such persons predicated upon the securities laws of the United States or any state. See “Item 3. Key Information — D Risk Factors — Risks Relating to Our Shares and ADSs — You may have difficulty enforcing judgments obtained against us.”

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

A quorum required for a meeting of shareholders consists of one or more shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our paid-up capital which as at the date of deposit of the requisition carries the right of voting at such meetings. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

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

The plan of merger or consolidation must be filed with the Registrar of Companies in the Cayman Islands together with a declaration (amongst other matters) as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate compromises or arrangements between a Cayman Islands company and its shareholders (or any class of them). Following amendments to the Companies Act that became effective on August 31, 2022, the majority-in-number “headcount test” in relation to the approval of shareholders’ schemes of arrangement was abolished. Section 86(2A) of the Companies Act provides that, if 75% in value of the shareholders (or class of shareholders) of a Cayman Islands company agree to any compromise or arrangement, such compromise or arrangement shall, if sanctioned by the Cayman Court, be binding on all shareholders (or class of shareholders) of such company and on the company itself. Where a Cayman Islands company is in the course of being wound up, such compromise or arrangement would be binding on the liquidator and contributories of the company. In contrast, section 86(2) of the Companies Act continues to require (a) approval by a majority in number representing 75% in value; and (b) the sanction of the Grand Court of the Cayman Islands, in relation to any compromise or arrangement between a company and its creditors (or any class of them). At the initial directions hearing, the Cayman Islands court will make orders for (amongst other things) the convening of the meetings of creditors or shareholders (or classes of them, as applicable). While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company has complied with the directions set down by the Cayman Islands court;

•	the meeting was properly held and the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; and

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his/her interest.

If a compromise or arrangement of a Cayman Islands company is thus approved by the shareholders in the context of a shareholders’ scheme and the Cayman Islands court subsequently sanctions such scheme, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares. This is because such scheme will be binding on all shareholders (or class of shareholders), regardless of whether all the shareholders (or class of shareholders) approved the scheme, upon the sanction order being made. Having said that, a dissenting shareholder would have the right to appeal the making of the sanction order to the Cayman Islands Court of Appeal, if there were grounds for doing so.

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

With regard to our operations in the Philippines, the Philippines has been liberalizing foreign exchange controls in the country and has adopted a floating exchange rate regime. In any event, the Philippine peso still fluctuates against the H.K. dollar and the U.S. dollar from time to time. Although there are no restrictions or limits on the amounts of the Philippine peso or foreign currency that may be taken in or out of the country, the Bangko Sentral ng Pilipinas (BSP), the Central Bank of the Philippines, imposed a requirement that inward and outward transfers of the Philippine peso in excess of PHP50,000 must be with prior authorization of BSP, while foreign currency in excess of US$10,000 or its equivalent must be declared to the Bureau of Customs Desk at the airport upon arrival or before departure, as the case may be.

With regard to our operations in Cyprus, no foreign exchange controls exist and there is a free flow of capital into and out of Cyprus. There are no restrictions on remittances of Euros or any other currency from Cyprus to persons not resident in Cyprus for the purpose of paying dividends or otherwise. There are no restrictions on the import or export of local or foreign currency. However, amounts exceeding EUR10,000 (equivalent to approximately US$10,703) in cash (or its equivalent) or in gold must be declared at the Customs and Excise department desk at the airport upon departure, regardless of whether traveling to or from a country inside or outside the European Union.

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

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

If you are a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ADSs or ordinary shares, your tax treatment will generally depend on your status and the activities of the partnership. If you are a partner in such partnership, you should consult your tax advisor.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or on the date of receipt by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Although it is not free from doubt, ADSs will generally be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as are our ADSs. However, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Consequently, there can be no assurance that dividends paid on our ADSs will continue to qualify for the reduced tax rates. Our ordinary shares are not currently listed on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

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

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on a disposition of ADSs or ordinary shares equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or ordinary shares for more than one year, you may be eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to this paragraph. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

Information Reporting and Backup Withholding

Any dividend payments with respect to ADSs or ordinary shares and proceeds from a disposition of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. The Company does not assume responsibility for backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

THE DISCUSSION ABOVE IS A GENERAL DISCUSSION. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN THE ADSs OR ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

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

J. ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas, H.K. dollars and the Philippine pesos. In addition, a significant portion of our indebtedness, including the Melco Resorts Finance Notes, the Studio City Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a certain portion of our assets and liabilities denominated in the Philippine peso and the Euro.

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

We accept foreign currencies from our customers and as of December 31, 2022, in addition to H.K. dollars, Patacas and Philippine pesos and Euros, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the year ended December 31, 2022. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 13 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2022.

Major currencies in which our cash and bank balances (including restricted cash) are held as of December 31, 2022 were the U.S. dollar, the H.K. dollar, the Philippine peso, the Euro and the Pataca. Based on the cash and bank balances as of December 31, 2022, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$13.9 million for the year ended December 31, 2022.

Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of December 31, 2022, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$19.0 million for the year ended December 31, 2022.

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

As of December 31, 2022, we are subject to fluctuations in HIBOR as a result of our 2015 Credit Facilities, 2020 Credit Facilities and 2028 Studio City Senior Secured Credit Facility. As of December 31, 2022, approximately 78% of our total indebtedness was based on fixed rates. Based on our December 31, 2022 indebtedness level, an assumed 100 basis point change in HIBOR would cause our annual interest cost to change by approximately US$19.0 million.

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

In 2022, we did not receive any fees or other payments from the depositary.

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

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2022, our Company’s internal control over financial reporting is effective based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Ernst & Young LLP, our independent registered public accounting firm that issues the audit report included elsewhere in this annual report on Form 20-F, has issued an attestation report on management’s assessment of the issuer’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP, located in Singapore, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls Over Financial Reporting

There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The code of business conduct and ethics was last amended on November 24, 2021 to include a commitment statement on human rights. We have posted our current code of business conduct and ethics on our website at www.melco-resorts.com. We intend to disclose future amendments to certain provisions of the code of business conduct and ethics, and waivers thereof granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2022	2021
	(In thousands of US$)
Audit fees(1)	$3,078	$1,829
Audit-related fees(2)	341	309
Tax fees(3)	150	197
All other fees(4)	80	140

(1)	“Audit fees” means the aggregate fees in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” primarily include the aggregate fees for professional services provided in connection with the issuances of senior notes by the Company and other assurance services;

(3)	“Tax fees” include the aggregate fees for tax consultations.

(4)	“All other fees” include the aggregate fees for advisory services and an annual charge for an online technical accounting research tool.

The policy of our audit and risk committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by our audit and risk committee prior to the completion of the audit.

For the years ended December 31, 2022 and 2021, none of the total audit-related, tax and all other fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, respectively.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our repurchases made in the fiscal year ended December 31, 2022.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program (1)	Maximum Dollar Value of Ordinary Shares that May Yet be Purchased Under Publicly Announced Program
		(US$)		(US$)
January 2022	—	—	16,116,135	448,134,913
February 2022	—	—	16,116,135	448,134,913
March 2022	11,627,166	2.32	27,743,301	421,136,427
April 2022	—	—	27,743,301	421,136,427
May 2022	5,110,578	1.49	32,853,879	413,545,265
June 2022	—	—	32,853,879	413,545,265
July 2022	1,049,484	1.61	33,903,363	411,860,697
August 2022(2)	84,995,799	1.80	33,903,363	411,860,697
September 2022	—	—	33,903,363	411,860,697
October 2022	—	—	33,903,363	411,860,697
November 2022	—	—	33,903,363	411,860,697
December 2022	—	—	33,903,363	411,860,697

Total	102,783,027	1.84	33,903,363	411,860,697

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

(2)

In August 2022, we repurchased 9,995,799 ordinary shares and 25,000,000 ADSs at an average price of approximately US$1.80 per ordinary share from Melco Leisure under the share repurchase agreement entered by the Company with Melco International and Melco Leisure in August 2022.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

See our current report on Form 6-K furnished with the SEC on August 18, 2022 regarding change in our certifying accountant from Ernst & Young, located in Hong Kong to Ernst & Young LLP, located in Singapore, which is incorporated herein by reference.

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

(a)

As disclosed under Item 4.C., Item 6.E. and Item 7.A., a majority of our voting securities are held of record by Melco Leisure, which is wholly owned by Melco International. A majority of Melco International’s voting securities are beneficially owned by our founder, Chairman and Chief Executive Officer, Mr. Lawrence Ho through the interests of the companies which are owned or controlled by the persons and/or trusts associated with him, the interest of his spouse and the interest of a trust in which he is one of the beneficiaries and is taken to have interest under the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Neither Mr. Ho, nor any of our other directors, are members of the Chinese Communist Party.

A significant portion of our voting securities, and those of Melco International, are publicly held. Based on a review of the stockholder lists of our Company and Melco International, we are not aware of any governmental entities in mainland China or Hong Kong that are beneficial or record holders of any shares of Melco or Melco International. In addition, no such governmental entities have made any disclosures on Schedule 13D, Schedule 13G or under Part XV of the Hong Kong Securities and Futures Ordinance indicating that they own any shares of Melco or Melco International.

Based on the above, we believe that our Company is not owned or controlled by any governmental entities in mainland China or Hong Kong as of the date of filing of this Form 20-F.

(b)

(1) For the fiscal year ended December 31, 2021, Ernst & Young, located in Hong Kong, Special Administrative Region of the PRC, (“EY HK”) issued an audit report for our Company. On December 16, 2021, the U.S. Public Company Accounting Oversight Board (“PCAOB”) determined that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong

Kong (including EY HK) because of positions taken by authorities in the PRC and Hong Kong. On December 15, 2022, the PCAOB vacated its December 16, 2021 determination, and announced that it had secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong (including EY HK).

(2) Based on a review of the stockholder lists of our Company and Melco International, we are not aware of any governmental entities in mainland China, Hong Kong or the Cayman Islands (where we are incorporated) that are beneficial or record owners of any shares of our Company or Melco International. In addition, no such governmental entities have made any disclosures on Schedule 13D, Schedule 13G or under Part XV of the Hong Kong Securities and Futures Ordinance indicating that they own any shares of our Company or Melco International. Based on the above, we believe that none of our ordinary shares or ADSs are owned beneficially or of record by any governmental entities in either mainland China, Hong Kong or the Cayman Islands. However, a significant, but minority, portion of the shares of our Company and Melco International are publicly held by intermediaries on behalf of beneficial owners who are not known to us. None of these unknown beneficial owners has ever asserted any control or influence over us.

(3) No governmental entities in mainland China or Hong Kong have a controlling financial interest in our Company as of the date of filing of this Form 20-F.

(4) No members of our board or any of our subsidiaries is an official of the Chinese Communist Party.

(5) Our Company’s memorandum and articles of association do not contain any portion of the charter of the Chinese Communist Party.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Melco Resorts & Entertainment Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association adopted on March 29, 2017 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among the Company, the depositary and the holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Deed of Variation and Amendment dated July 27, 2007 between our Company, Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.5	Form of Registration Rights Agreement among our Company, Melco Leisure and Entertainment Group Limited and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Amendment No. 1 and Joinder to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of February 9, 2017 (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.7	Amendment No. 2 to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of May 15, 2017 (incorporated by reference to Exhibit 2.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.8	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

2.9	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013 (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.10	Indenture dated June 6, 2017 relating to Melco Resorts Finance Limited’s 4.875% 2025 Senior Notes (incorporated by reference to Exhibit 2.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.11	Indenture dated April 26, 2019 relating to Melco Resorts Finance Limited’s 5.250% 2026 Senior Notes (incorporated by reference to Exhibit 2.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-33178), filed with the SEC on March 31, 2020)

2.12	Indenture dated July 17, 2019 relating to Melco Resorts Finance Limited’s 5.625% 2027 Senior Notes (incorporated by reference to Exhibit 2.29 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-33178), filed with the SEC on March 31, 2020)

2.13	Indenture dated December 4, 2019 relating to Melco Resorts Finance Limited’s 5.375% 2029 Senior Notes (incorporated by reference to Exhibit 2.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-33178), filed with the SEC on March 31, 2020)

2.14	Indenture dated July 15, 2020 relating to Studio City Finance Limited’s 6.000% 2025 Studio City Notes (incorporated by reference to Exhibit 2.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.15	Indenture dated July 15, 2020 relating to Studio City Finance Limited’s 6.500% 2028 Studio City Notes (incorporated by reference to Exhibit 2.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.16	Indenture dated July 21, 2020 relating to Melco Resorts Finance Limited’s 5.750% 2028 Senior Notes (incorporated by reference to Exhibit 2.34 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.17	Indenture dated January 14, 2021 relating to Studio City Finance Limited’s 5.000% 2029 Studio City Notes (incorporated by reference to Exhibit 2.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.18	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated March 15, 2021, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated by reference to Exhibit 2.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.19	Senior Facilities Agreement, dated April 29, 2020, entered into between, among others, MCO Nominee One Limited, as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators regarding the 2020 Credit Facilities (incorporated by reference to Exhibit 2.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.20*	Description of Registrant’s Securities

2.21	Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, as issuer, the guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-33178), filed with the SEC on March 31, 2022)

Exhibit Number	Description of Document

2.22	Supplemental Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent, and Deutsche Bank Trust Company Americas, as the trustee (incorporated by reference to Exhibit 2.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-33178), filed with the SEC on March 31, 2022)

2.23	Amendment and Restatement dated February 7, 2022 (in respect of the Intercreditor Agreement originally dated December 1, 2016) among Studio City Company Limited, the guarantors of the 7.000% senior secured notes due 2027, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others (incorporated by reference to Exhibit 2.26 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-33178), filed with the SEC on March 31, 2022)

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3*	Form of Employment Agreement between our Company and an executive officer

4.4	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.6	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation and MPHIL Holdings No. 2 Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.7	Contract of Lease, dated October 25, 2012, between Belle Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.8	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation, MPHIL Holdings No. 2 Corporation, MCO Projects Limited and Melco Property Development Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.9	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MPHIL Holdings No. 2 Corporation, MPHIL Holdings No. 1 Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

4.10	2011 Share Incentive Plan, as amended, approved at the extraordinary general meeting on December 7, 2016 (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

4.11	Seventh Amendment in Respect of the Senior Facilities Agreement, dated June 19, 2015, between Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.45 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.12	Amendments, Waivers and Consent Request Letter, dated October 26, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.46 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.13	Supplemental Amendments, Waivers and Consent Request Letter, dated November 16, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.47 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.14	Amended and Restated Credit Agreement relating to Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility (incorporated by reference to Exhibit 99.7 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.15	Purchase Agreement among Studio City Company Limited, as issuer, Studio City Investments Limited as parent guarantor, and subsidiary guarantors as specified therein regarding the 5.875% Senior Secured Notes due 2019 and the 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.10 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.16	Purchase Agreement, dated May 25, 2017, among Melco Resorts Finance Limited, Australia and New Zealand Banking Group Limited, Merrill Lynch International, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited and Industrial and Commercial Bank of China (Macau) Limited regarding the 4.875% 2025 Senior Notes (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

4.17	Purchase Agreement, dated June 27, 2017, among Melco Resorts Finance Limited, Australia and New Zealand Banking Group Limited, Deutsche Bank AG Singapore Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited and Industrial and Commercial Bank of China (Macau) Limited regarding the 4.875% 2025 Senior Notes (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

4.18	Amended and Restated Shareholders’ Agreement, entered into among MCO Cotai Investments Limited, New Cotai, LLC, the Company and SCI in relation to SCI (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No.001-33178), filed with the SEC on March 29, 2019)

Exhibit Number	Description of Document

4.19	Purchase Agreement, dated April 17, 2019 among Melco Resorts Finance Limited, Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Macau) Limited and Mizuho Securities Asia Limited regarding the 5.250% 2026 Senior Notes (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.20	Purchase Agreement, dated June 24, 2019, between Melco Resorts & Entertainment Limited and Melco International Development Limited regarding the acquisition of 75% equity interest in ICR Cyprus Holdings Limited from Melco International Development Limited (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.21	Purchase Agreement, dated July 10, 2019 among Melco Resorts Finance Limited, Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Macau) Limited, Mizuho Securities Asia Limited and Morgan Stanley & Co. LLC regarding the 5.625% 2027 Senior Notes (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.22	Shareholders’ Agreement, dated July 31, 2019, between The Cyprus Phassouri (Zakaki) Limited, MCO Europe Holdings (NL) B.V., ICR Cyprus Holdings Limited and Melco Resorts & Entertainment Limited relating to ICR Cyprus Holdings Limited (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.23	Purchase Agreement, dated November 26, 2019 among Melco Resorts Finance Limited, Deutsche Bank AG, Singapore Branch, Morgan Stanley & Co. LLC, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Macau) Limited and Mizuho Securities Asia Limited and regarding the 5.375% 2029 Senior Notes (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.24	Supplemental Agreement, dated March 22, 2021, to the Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MPHIL Holdings No. 2 Corporation, MPHIL Holdings No. 1 Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

4.25	Supplemental Agreement, dated March 22, 2021, to the Contract of Lease, dated October 25, 2012, between Belle Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

4.26	2021 Share Incentive Plan (incorporated by reference to Exhibit 4.5 from our registration statement on Form S-8 (File No. 333-261554), filed with the SEC on December 9, 2021)

Exhibit Number	Description of Document

4.27	English Translation of the Provisions of the Concession Contract (incorporated by reference to Exhibit 99.3 from our Current Report on Form 6-K (File No. 001-33178), furnished with the SEC on December 19, 2022)

8.1*	List of Significant Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of Ernst & Young, Hong Kong

15.3*	Consent of Ernst & Young LLP, Singapore

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

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

MELCO RESORTS & ENTERTAINMENT LIMITED

Date: March 31, 2023	By:	/s/ Lawrence Yau Lung Ho
Name: Lawrence Yau Lung Ho
Title: Chairman and Chief Executive Officer

MELCO RESORTS & ENTERTAINMENT LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 1247 and 1409)	F-2

Consolidated Balance Sheets as of December 31, 2022 and 2021	F- 8

Consolidated Statements of Operations for the Years Ended December 31, 2022, 2021 and 2020	F-1 0

Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2022, 2021 and 2020	F-1 2

Consolidated Statements of (Deficit) Equity for the Years Ended December 31, 2022, 2021 and 2020	F-1 3

Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020	F-1 4

Notes to Consolidated Financial Statements for the Years Ended December 31, 2022, 2021 and 2020	F- 1 6

Schedule 1 – Melco Resorts & Entertainment Limited Condensed Financial Statements as of December 31, 2022 and 2021 and for the Years Ended December 31, 2022, 2021 and 2020	F- 8 8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Melco Resorts & Entertainment Limited (the Company) as of December 31, 2022, the related consolidated statements of operations, comprehensive loss, (deficit) equity and cash flows for the year ended December 31, 2022, and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2023 expressed an unqualified opinion thereon.
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

Impairment assessment of long-lived assets

Description of the Matter
At December 31, 2022, the Company’s long-lived asset groups to be held an
d used c
omprised of property and equipment, other finite-lived intangible assets, land use rights and operating lease right-of-use assets, were $6.64 billion. As described in Note 2(p) to the consolidated financial statements, long-lived assets (asset groups) with finite lives to be held and used are evaluated for impairment whenever indicators of impairment exist. As the Company generated operating losses due to the severe decline in overall market conditions resulting from the continuing impact of COVID-19 during 2022, the Company evaluated its asset groups for recoverability as of December 31, 2022 and concluded no impairment existed at that date.

Auditing management’s impairment assessments involved a high degree of subjectivity due to the significant estimations required to determine the projected future undiscounted cash flows of the asset groups. In particular, these estimates are sensitive to significant assumptions including future revenue growth rates and gross margins, which can be affected by expectations about future market and economic conditions, including the continuing impact of COVID-19.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment assessment process. For example, we tested the controls over management’s identification of impairment indicators as well as management’s review of the significant assumptions described above used to develop the undiscounted cash flow projections of the asset groups.

To test the Company’s impairment assessments of the asset groups, our audit procedures included, among others, evaluating the significant assumptions used to develop the projected future cash flows of the asset groups and testing the completeness and accuracy of the underlying data used by the Company. We compared the significant assumptions, including future revenue growth rates and gross margins, to current industry and economic trends, including the impact of COVID-19, as well as to changes in the Company’s strategic plans. We assessed the historical accuracy of the Company’s cash flow projections by comparing them with actual operating results. We performed sensitivity analyses of the significant assumptions, to evaluate the changes in the future cash flows that could result from changes in the assumptions.

Impairment assessment of goodwill

Description of the Matter
As described in Notes 2(o) and 9 to the consolidated financial statements, the balance of goodwill was $81.6 million as of December 31, 2022. Goodwill is assessed at least annually for impairment, or when circumstances indicate that the carrying value of goodwill may not be recoverable. The Company performed a quantitative assessment of the reporting unit by estimating its fair value based on an income approach and concluded no impairment existed.

Auditing management’s impairment assessment of goodwill involved subjectivity due to the significant estimation required to determine the fair value of the reporting unit. In particular, the fair value estimate is sensitive to significant assumptions, including future revenue growth rates, gross margin, the terminal growth rate and the discount rate, which can be affected by expectations about future market and economic conditions, including the impact of COVID-19.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment assessment of goodwill process, including management’s review of the significant assumptions described above used in estimating the fair value of the reporting unit.

To test the goodwill impairment assessment, our audit procedures included, among others, evaluating the significant assumptions used to estimate fair value and testing the completeness and accuracy of the underlying data used in the discounted cash flow model by the Company. We compared the significant assumptions to current industry and economic trends, including the impact of COVID-19, as well as to changes in the Company’s strategic plans. We assessed the historical accuracy of the Company’s estimated cash flow forecasts by comparing them with actual operating results. We involved our valuation specialists to assist in assessing the Company’s valuation methodology and evaluating the discount rate by comparing it to discount rates that were independently developed using observable market information. We recalculated the fair value of the reporting unit based on management’s significant assumptions and compared it to their carrying value. Furthermore, we performed sensitivity analyses of the significant assumptions to evaluate the changes in the fair value of the reporting unit that could result from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2022.
Singapore
March 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Melco Resorts & Entertainment Limited (the Company) as of December 31, 2021, the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Ernst & Young
We served as the Company’s auditor from 2017 to 2022.
Hong Kong, the People’s Republic of China
March 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on Internal Control Over Financial Reporting
We have audited Melco Resorts & Entertainment Limited’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Melco Resorts & Entertainment Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2022, the related consolidated statements of operations, comprehensive loss, (deficit) equity, and cash flows for the year ended December 31, 2022, and the related notes and the financial statement schedule included in Schedule 1, and our report dated March 31, 2023 expressed an unqualified opinion thereon.
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
/s/
Ernst & Young LLP
Singapore
March 31, 2023

F-
7

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2022	2021
ASSETS

Current assets:
Cash and cash equivalents	$1,812,729	$1,652,890
Restricted cash	50,992	285
Accounts receivable, net of allowances for credit losses of $202,278 and $253,424	55,992	54,491
Receivables from affiliated companies	630	384
Inventories	26,416	29,589
Prepaid expenses and other current assets	119,410	109,330
Assets held for sale	8,503	21,777

Total current assets	2,074,672	1,868,746

Property and equipment, net	5,870,905	5,910,684

Gaming subconcession, net	—	27,065

Intangible assets, net	43,610	51,547

Goodwill	81,606	81,721

Long-term prepayments, deposits and other assets, net of allowances for credit losses of $14,966 and $14,989	159,697	177,142

Receivables from an affiliated company	216,333	—

Restricted cash	124,736	140

Deferred tax assets, net	638	4,029

Operating lease right-of-use assets	58,715	68,034

Land use rights, net	670,872	694,582

Total assets	$9,301,784	$8,883,690

LIABILITIES AND (DEFICIT) EQUITY

Current liabilities:
Accounts payable	$6,730	$5,992
Accrued expenses and other current liabilities	809,305	935,483
Income tax payable	11,610	11,913
Operating lease liabilities, current	12,761	16,771
Finance lease liabilities, current	34,959	48,551
Current portion of long-term debt, net	322,500	128
Payables to affiliated companies	761	1,548
Liabilities related to assets held for sale	—	1,497

Total current liabilities	1,198,626	1,021,883

Long-term debt, net	8,090,008	6,559,854

Other long-term liabilities	33,712	30,520

Deferred tax liabilities, net	39,677	41,030

Operating lease liabilities, non-current	55,832	62,889

Finance lease liabilities, non-current	198,291	347,629

Total liabilities	$9,616,146	$8,063,805

Commitments and contingencies (Note 23)

F-
8

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS
 - continued
(In thousands, except share and per share data)

	December 31,
	2022	2021
(Deficit) equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,445,052,143 and 1,456,547,942 shares issued; 1,335,307,327 and 1,423,370,314 shares outstanding, respectively	$14,451	$14,565
Treasury shares, at cost; 109,744,816 and 33,177,628 shares, respectively	(241,750)	(132,856)
Additional paid-in capital	3,218,895	3,238,600
Accumulated other comprehensive losses	(111,969)	(76,008)
Accumulated losses	(3,729,952)	(2,799,555)

Total Melco Resorts & Entertainment Limited shareholders’ (deficit) equity	(850,325)	244,746
Noncontrolling interests	535,963	575,139

Total (deficit) equity	(314,362)	819,885

Total liabilities and (deficit) equity	$9,301,784	$8,883,690

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended December 31,
	2022	2021	2020
Operating revenues:
Casino	$1,076,398	$1,676,263	$1,471,356
Rooms	116,552	157,501	108,593
Food and beverage	85,518	97,665	74,528
Entertainment, retail and other	71,509	80,927	73,446

Total operating revenues	1,349,977	2,012,356	1,727,923

Operating costs and expenses:
Casino	(912,839)	(1,320,882)	(1,350,210)
Rooms	(46,199)	(49,895)	(46,690)
Food and beverage	(82,000)	(91,533)	(86,123)
Entertainment, retail and other	(22,419)	(29,463)	(55,379)
General and administrative	(423,225)	(426,407)	(424,398)
Payments to the Philippine Parties	(28,894)	(26,371)	(12,989)
Pre-opening costs	(15,585)	(4,157)	(1,322)
Development costs	—	(30,677)	(25,616)
Amortization of gaming subconcession	(32,785)	(57,276)	(57,411)
Amortization of land use rights	(22,662)	(22,832)	(22,886)
Depreciation and amortization	(466,492)	(499,739)	(538,233)
Property charges and other	(39,982)	(30,575)	(47,223)

Total operating costs and expenses	(2,093,082)	(2,589,807)	(2,668,480)

Operating loss	(743,105)	(577,451)	(940,557)

Non-operating income (expenses):
Interest income	26,458	6,618	5,134
Interest expenses, net of amounts capitalized	(376,722)	(350,544)	(340,839)
Other financing costs	(6,396)	(11,033)	(7,955)
Foreign exchange gains (losses), net	3,904	4,566	(2,079)
Other income (expenses), net	3,930	3,082	(150,969)
Loss on extinguishment of debt	—	(28,817)	(19,952)
Costs associated with debt modification	—	—	(310)

Total non-operating expenses, net	(348,826)	(376,128)	(516,970)

Loss before income tax	(1,091,931)	(953,579)	(1,457,527)
Income tax (expense) benefit	(5,236)	(2,885)	2,913

Net loss	(1,097,167)	(956,464)	(1,454,614)
Net loss attributable to noncontrolling interests	166,641	144,713	191,122

Net loss attributable to Melco Resorts & Entertainment Limited	$(930,526)	$(811,751)	$(1,263,492)

Net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.669)	$(0.566)	$(0.882)

Diluted	$(0.669)	$(0.566)	$(0.884)

F-1
0

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
 - continued
(In thousands, except share and per share data)

	Year Ended December 31,
	2022	2021	2020
Weighted average shares outstanding used in net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,391,154,836	1,434,087,641	1,432,052,735

Diluted	1,391,154,836	1,434,087,641	1,432,052,735

The accompanying notes are an integral part of these consolidated financial statements.

F-1
1

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,
	2022	2021	2020
Net loss	$(1,097,167)	$(956,464)	$(1,454,614)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(41,082)	(78,992)	20,394

Other comprehensive (loss) income	(41,082)	(78,992)	20,394

Total comprehensive loss	(1,138,249)	(1,035,456)	(1,434,220)
Comprehensive loss attributable to noncontrolling interests	171,762	159,029	178,199

Comprehensive loss attributable to Melco Resorts & Entertainment Limited	$(966,487)	$(876,427)	$(1,256,021)

The accompanying notes are an integral part of these consolidated financial statements.

F-1
2

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF
(DEFICIT)

EQUITY
(In thousands, except share and per share data)

	Melco Resorts & Entertainment Limited Shareholders’ (Deficit) Equity
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Losses	Noncontrolling Interests	Total (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2020	1,456,547,942	$14,565	(19,219,846)	$(90,585)	$3,178,579	$(18,803)	$(644,788)	$704,260	$3,143,228

Net loss	—	—	—	—	—	—	(1,263,492)	(191,122)	(1,454,614)
Foreign currency translation adjustments	—	—	—	—	—	7,471	—	12,923	20,394
Share-based compensation	—	—	—	—	42,276	—	—	9	42,285
Shares repurchased by the Company	—	—	(9,446,472)	(44,977)	—	—	—	—	(44,977)
Issuance of shares for restricted shares vested	—	—	2,694,507	12,700	(12,750)	—	—	—	(50)
Exercise of share options	—	—	389,181	1,834	(773)	—	—	—	1,061
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(62)	—	—	19	(43)
Changes in shareholdings of Studio City International	—	—	—	—	42	—	—	218,104	218,146
Dividends declared ($0.05504 per share)	—	—	—	—	—	—	(79,116)	—	(79,116)
Dividends declared to noncontrolling interests	—	—	—	—	—	—	—	(8,243)	(8,243)

Balance at December 31, 2020	1,456,547,942	14,565	(25,582,630)	(121,028)	3,207,312	(11,332)	(1,987,396)	735,950	1,838,071

Net loss	—	—	—	—	—	—	(811,751)	(144,713)	(956,464)
Foreign currency translation adjustments	—	—	—	—	—	(64,676)	—	(14,316)	(78,992)
Share-based compensation	—	—	—	—	71,894	—	—	14	71,908
Shares repurchased by the Company	—	—	(16,116,135)	(52,026)	—	—	—	—	(52,026)
Issuance of shares for restricted shares vested	—	—	6,042,543	28,516	(28,749)	—	—	—	(233)
Exercise of share options	—	—	2,478,594	11,682	(5,314)	—	—	—	6,368
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(6,951)	—	—	(1,567)	(8,518)
Restricted shares granted to employees of an affiliated company	—	—	—	—	408	—	(408)	—	—
Dividends declared to noncontrolling interests	—	—	—	—	—	—	—	(229)	(229)

Balance at December 31, 2021	1,456,547,942	14,565	(33,177,628)	(132,856)	3,238,600	(76,008)	(2,799,555)	575,139	819,885

Net loss	—	—	—	—	—	—	(930,526)	(166,641)	(1,097,167)
Foreign currency translation adjustments	—	—	—	—	—	(35,961)	—	(5,121)	(41,082)
Share-based compensation	—	—	—	—	62,831	—	—	10	62,841
Shares repurchased by the Company	—	—	(102,783,027)	(189,161)	—	—	—	—	(189,161)
Retirement of repurchased shares	(11,495,799)	(114)	11,495,799	21,971	(21,857)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	14,720,040	58,296	(58,756)	—	—	—	(460)
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(2,952)	—	—	(358)	(3,310)
Changes in shareholdings of Studio City International	—	—	—	—	879	—	—	133,224	134,103
Restricted shares granted to employees of an affiliated company, net of adjustment	—	—	—	—	(129)	—	129	—	—
Reimbursement from an affiliated company for restricted shares granted to its employees	—	—	—	—	279	—	—	—	279
Dividends declared to noncontrolling interests	—	—	—	—	—	—	—	(290)	(290)

Balance at December 31, 2022	1,445,052,143	$14,451	(109,744,816)	$(241,750)	$3,218,895	$(111,969)	$(3,729,952)	$535,963	$(314,362)

The accompanying notes are an integral part of these consolidated financial statements.

F-1
3

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net loss	$(1,097,167)	$(956,464)	$(1,454,614)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	521,939	579,847	618,530
Amortization of deferred financing costs and original issue premiums	17,056	16,276	17,646
(Payment for) interest accretion on finance lease liabilities	(16,843)	17,218	30,952
Net loss on disposal of property and equipment	476	807	987
Impairment loss recognized on property and equipment	3,595	3,643	8,127
Impairment loss recognized on assets held for sale	6,794	—	—
Impairment loss recognized on goodwill	—	—	13,867
Net loss on disposal of assets held for sale	477	—	—
(Reversal of) provision for credit losses	(433)	6,450	133,597
Provision for input value-added tax	5,714	3,023	5,786
Loss on extinguishment of debt	—	28,817	19,952
Costs associated with debt modification	—	—	310
Share-based compensation	71,809	67,957	54,392
Net losses recognized on investment securities	—	—	165,440
Changes in operating assets and liabilities:
Accounts receivable	(396)	67,571	27,503
Inventories, prepaid expenses and other	4,187	16,134	(2,187)
Long-term prepayments, deposits and other	(16,405)	61,952	(29,606)
Accounts payable, accrued expenses and other	(121,288)	(178,853)	(470,570)
Other long-term liabilities	1,051	(3,152)	(1,075)

Net cash used in operating activities	(619,434)	(268,774)	(860,963)

Cash flows from investing activities:
Payments for capitalized construction costs	(479,883)	(532,660)	(227,672)
Loans to an affiliated company	(200,000)	—	—
Acquisition of property and equipment	(129,731)	(139,155)	(208,860)
Acquisition of intangible and other assets	(12,478)	(7,579)	(27,335)
Proceeds from sale of property and equipment	423	4,843	554
Proceeds from sale of assets held for sale	15,562	—	—
Placement of bank deposits with original maturities over three months	—	(298,666)	(150,000)
Withdrawals of bank deposits with original maturities over three months	—	298,666	150,000
Proceeds from sale of investment securities	—	—	410,001

Net cash used in investing activities	$(806,107)	$(674,551)	$(53,312)

F-1
4

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
 - continued
(In thousands)

	Year Ended December 31,
	2022	2021	2020
Cash flows from financing activities:
Repurchase of shares	$(189,161)	$(52,026)	$(44,977)
Payments of deferred financing costs	(7,990)	(37,396)	(84,057)
Purchase of shares of a subsidiary	(3,310)	(8,518)	—
Dividends paid	(196)	—	(79,116)
Net proceeds from (payments for) issuance of shares of subsidiaries	134,103	(445)	218,441
Proceeds from long-term debt	1,849,839	1,416,012	2,707,165
Principal payments on long-term debt	—	(502,831)	(1,454,837)
Principal payments on finance lease liabilities	—	(152)	(73)
Proceeds from exercise of share options	—	7,101	1,061

Net cash provided by financing activities	1,783,285	821,745	1,263,607

Effect of exchange rate on cash, cash equivalents and restricted cash	(22,602)	19,359	(26,064)

Increase (decrease) in cash, cash equivalents and restricted cash, including those classified within assets held for sale	335,142	(102,221)	323,268
Cash, cash equivalents and restricted cash at beginning of year	1,653,315	1,755,770	1,432,502

Cash, cash equivalents and restricted cash at end of year, including those classified within assets held for sale	1,988,457	1,653,549	1,755,770
Less: cash and cash equivalents classified within assets held for sale	—	(234)	—

Cash, cash equivalents and restricted cash at end of year	$1,988,457	$1,653,315	$1,755,770

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(350,737)	$(310,319)	$(251,438)
Cash paid for income taxes, net of refunds	$(2,989)	$(4,524)	$(5,364)
Cash paid for amounts included in the measurement of lease liabilities — operating cash flows from operating leases	$(15,393)	$(23,398)	$(22,362)
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modification or other reassessment events	$9,425	$8,849	$3,549
Change in right-of-use assets held under finance lease and finance lease liabilities arising from lease modification	$106,407	$—	$—
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$32,042	$29,251	$34,241
Change in input value-added tax related to acquisition of property and equipment	$—	$8,276	$—
Change in accrued expenses and other current liabilities and other long-term liabilities related to construction costs	$107,158	$145,284	$66,960
Change in accrued expenses and other current liabilities related to acquisition of intangible assets	$—	$—	$6,356
Deferred financing costs included in accrued expenses and other current liabilities	$—	$211	$1,356
Change in accrued expenses and other current liabilities related to dividends declared to noncontrolling interests	$290	$—	$8,243
Offering expenses capitalized for the issuance of shares of a subsidiary included in accrued expenses and other current liabilities	$—	$—	$445
The accompanying notes are an integral part of these consolidated financial statements.

F-1
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information
Melco Resorts & Entertainment Limited (“Melco”) was incorporated in the Cayman Islands, with its American depositary shares (“ADSs”) listed on the Nasdaq Global Select Market under the symbol “MLCO” in the United States of America (the “U.S.”).
Melco together with its subsidiaries (collectively referred to as the “Company”) is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau, an integrated resort located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated resort located at Cotai, Macau and Grand Dragon Casino, a casino located at Taipa, Macau. The Company’s business also includes the Mocha Clubs, which comprise the non-casino
based operations of electronic gaming machines in Macau. Melco, through its subsidiaries, including Studio City International Holdings Limited (“Studio City International”), which is majority-owned by Melco and with its ADSs listed on the New York Stock Exchange in the U.S., also operates Studio City, a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a majority-owned subsidiary of Melco operates and manages City of Dreams Manila, an integrated resort in the Entertainment City complex in Manila. In Europe, Melco, through its majority-owned subsidiaries, ICR Cyprus Holdings Limited (“ICR Cyprus”) and its subsidiaries (collectively referred to as “ICR Cyprus Group”), is currently developing City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (“Cyprus”). ICR Cyprus Group is currently operating a temporary casino in Limassol and is licensed to operate four satellite casinos in Cyprus (“Cyprus Operations”). Upon the opening of City of Dreams Mediterranean, ICR Cyprus Group will continue to operate the satellite casinos while operation of the temporary casino will cease.
As of December 31, 2022 and 2021, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

(b)	Recent Developments Related to COVID-19 and Other Business Operations
The disruptions to the Company’s business caused by the
COVID-19
 outbreak continued to have a material effect on its financial condition and operations during 2022.
In Macau, the Company’s operations
were
 significantly impacted by travel restrictions and quarantine requirements as imposed by the governments of Macau, Hong Kong and the People’s Republic of China (the “PRC”)
during 2022
.
A stream of
COVID-19
outbreaks in the PRC in the first half of 2022 led to a tightening of border controls for entry from Guangdong province. In June 2022, the resurgence of
COVID-19
cases in Macau led to citywide mandatory testing and strict travel restrictions and requirements implemented to enter and exit Macau. On June 23, 2022, the Macau government issued a mandatory closure order for entertainment and leisure venues, with casinos and gaming areas excluded. During the period from July 11, 2022 to July 22, 2022, such mandatory closure order was further extended to almost all entities including gaming. The Company’s casinos in Macau were closed for 12 days and resumed operations on July 23, 2022. From August 2, 2022, all closure orders were lifted but health-related precautionary measures remained in place. The validity of nucleic acid tests to enter Macau varied from time to time. Since September 1, 2022, certain non-Macau
resident individuals who are not residents of Taiwan, Hong Kong, and the PRC became eligible to enter Macau without prior approval provided they comply with certain conditions imposed by the Macau government, subject to valid nucleic acid tests, and, from November 12, 2022, a five-day
quarantine at a government

F-
1
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to COVID-19 and Other Business Operation s - continued

designated facility and a
three-day
home quarantine period. On November 1, 2022, China’s National Immigration Administration commenced electronic processing of visa applications for individual or group travel to Macau. Since January 8, 2023, travelers arriving in Macau from Taiwan, Hong Kong and the PRC were no longer required to present negative nucleic acid tests. From February 27, 2023, masks were not required in outdoor places. However, masks are still required on public transportation (except taxis) and in certain indoor areas. The requirement to wear masks was waived in most private indoor areas by their operators or supervisory entities.
In the Philippines, during the period from January 1, 2022 to February 28, 2022, City of Dreams Manila’s operations were impacted by on and off travel restrictions and operated at limited capacity under different levels of community quarantine measures in Metro Manila as imposed by the Philippine government in response to
COVID-19
cases. The Philippine government
re-opened
borders to fully vaccinated international tourists with a negative
RT-PCR
test taken within 48 hours of departure of their country of origin effective on February 10, 2022 and lowered
COVID-19
restrictions to Alert Level 1 starting from March 1, 2022 which allowed casinos to operate at 100% capacity, subject to certain guidelines. As of May 30, 2022, restrictions for inbound travelers into the Philippines were eased and negative
RT-PCR
test results were no longer required for individuals who were fully vaccinated. In addition, as of October 28, 2022, the mandatory wearing of masks in the Philippines was limited to healthcare facilities, medical transport vehicles and public transport.
In Cyprus, with a surge in
COVID-19
cases, authorities increased
COVID-19
restrictions from the end of December 2021 by reducing the capacity at certain venues and increasing restrictions for unvaccinated people. However, the casinos of the Cyprus Operations remained open and such restrictions were eased from February 21, 2022. Travel restrictions into Cyprus were eased on April 18, 2022 and as of June 1, 2022, passengers traveling to Cyprus were not required to present any vaccination or recovery certificates nor negative
COVID-19
test results. Furthermore, the requirement to wear masks was no longer mandatory other than in healthcare facilities, pharmacies and public transport.
While quarantine-free travel to and from the PRC has resumed and pandemic measures in Macau, the Philippines and Cyprus eased significantly, the pace of recovery from
COVID-19
related disruptions remains highly uncertain.
As announced by Studio City International in May 2022, the Macau government granted a further extension of the development period under the Studio City land concession to June 30, 2023. The first stage opening of Studio City Phase 2 is expected to be in the second quarter of 2023, with the second stage opening expected in the third quarter of 2023.
The Company was informed that the Council of Ministers of the Cyprus government approved an extension of the deadline to open City of Dreams Mediterranean under the terms of the gaming license to June 30, 2023 and the Company currently expects to open City of Dreams Mediterranean within that timeline.
Also, there have been concerns over the military conflict between Russia and Ukraine which led to sanctions and export controls imposed by the U.S., the European Union, the United Kingdom and other countries targeting Russia, its financial system and major financial institutions and certain Russian entities and persons. Such military conflict and the growing lists of sanctions and measures are

F-
1
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to COVID-19 and Other Business Operation s - continued

extensive and rapidly changing. These could be difficult to comply with and could also significantly increase the Company’s business and compliance costs as well as having a negative impact on the Company’s business and ability to accept certain customers from Russia, and may materially and adversely affect the Company’s business in Cyprus.
The Company is currently unable to reasonably estimate the financial impact to its future results of operations, cash flows and financial condition from these disruptions
.
As of December 31, 2022, the Company had cash and cash equivalents of $1,812,729 and available unused borrowing capacity of
$71,838, subject to the satisfaction of certain conditions precedent.
The Company has taken various mitigating measures to manage through the
COVID-19
outbreak challenges, such as implementing cost reduction programs to minimize cash outflows for non-essential
items, rationalizing the Company’s capital expenditure programs with deferrals and reductions and raising additional capital through debt and equity offerings.
The Company believes it will be able to support continuing operations and capital expenditures for at least twelve months after the date that these consolidated financial statements are issued. Accordingly, the accompanying consolidated financial statements are prepared on a going concern basis.

(c)	Macau Gaming Subconcession and Concession Contract
On September 8, 2006, Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco, entered into a subconcession contract to operate its gaming business in Macau, which expired on June 26, 2022. This subconcession contract was extended to December 31, 2022 by order of the Macau Chief Executive under the Macau gaming law pursuant to an amendment agreement entered into by Melco Resorts Macau on June 23, 2022. Such extension coincided with the extended expiration date of all the other concessions and subconcessions in Macau. Melco Resorts Macau paid a premium of Macau Patacas (“MOP”)
47,000
 (
equivalent to
$5,815
)
to the Macau government in June 2022 for the extension. Melco Resorts Macau also submitted a bank guarantee in an amount of MO
P820,000 (equivalent to $101,942
)
to the Macau government on September 20, 2022 to guarantee the satisfaction of any labor liabilities upon expiry of the subconcession (see Note 23(b)). After the award of the Concession, as described below, the bank guarantee of MO
P820,000 (equivalent to $101,942) as described above
,
together with another bank guarantee of MOP300,000 (equivalent to $37,296) as disclosed in Note 23(
b)
(
v
)
 provided to the Macau government under its subconcession, and along

with

any

related

cash
 collateral

were released in January 2023.
On December 16, 2022, the Macau government awarded a ten-year concession to operate games of fortune and chance in casinos in Macau (the “Concession”) to Melco Resorts Macau. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032. Under the Concession, Melco Resorts Macau is authorized to operate the Altira Casino, the City of Dreams Casino and the Studio City Casino as well as the Grand Dragon Casino and the Mocha Clubs.
On December 30, 2022, in accordance with the obligations under letter of undertakings dated June 23, 2022, Melco Resorts Macau and each of Altira Resorts Limited, COD Resorts Limited and Studio City Developments Limited, subsidiaries of Melco, which holds the land lease rights for the properties on which the Altira Casino, City of Dreams Casino and Studio City Casino are located, respectively, executed a public deed pursuant to which the gaming and gaming support areas comprising the Altira Casino, City of Dreams Casino and Studio City Casino with an area of
17,128.8 square meters,

F-
1
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(c)	Macau Gaming Subconcession and Concession Contract - continued

31,227.3

square meters and
28,784.3
 square meters, respectively, and related gaming equipment and utensils (collectively as referred to the “Reversion Assets”), reverted to the Macau government, without compensation and free and clear from any charges or encumbrances, at the expiration of the subconcession in accordance with the Macau gaming law. Under the terms of the Macau gaming law and the Concession, effective as of January 1, 2023, the Reversion Assets have been transferred by the Macau government to Melco Resorts Macau for use in its operations during the Concession for a fee of MOP
0.75
per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession. The fee will increase to MO
P
2.5
per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession.
Melco Resorts Macau and Studio City Entertainment Limited (“Studio City Entertainment”), a subsidiary of Melco, entered into a services and right to use agreement dated May 11, 2007, as amended on June 15, 2012, together with related agreements, under which Melco Resorts Macau agreed to operate the Studio City Casino since Studio City Entertainment does not hold a gaming concession in Macau. Under such arrangements, Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues and Studio City Entertainment receives the residual amount. These arrangements were amended on June 23, 2022 to align such agreement with the enacted amendments to the Macau gaming law and the residual amount which Studio City Entertainment receives as revenue. In addition, certain conditions imposed by the Macau government relating to the previously existing agreement, including in relation to shareholding requirements for certain direct and indirect shareholders of Studio City Entertainment, are no longer applicable.

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

F-
19

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

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
Cash equivalents consist of bank time deposists placed with financial institutions with high-credit ratings and quality.

(e)	Investment Securities
Investment securities consist of investments in mutual funds that mainly invest in bonds and fixed interest securities and investments in equity interests in a public company on which the Company has no significant influence. The investment securities are considered as marketable equity securities. Management determines the appropriate classification of its investment securities at the time of purchase and re-evaluates
the classifications at each balance sheet date. Investment securities are classified as either current
or
non-current
based on the nature of each security and its availability for use in current operations.
Investment securities are measured at fair value with changes in fair values recognized in the accompanying consolidated statements of operations.

(f)	Restricted Cash
The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current
portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash mainly represents cash deposits in (i) collateral bank accounts for bank guarantees as disclosed in Note 3; and (ii) collateral bank accounts associated with borrowings under the credit facilities as disclosed in Note 13.

(g)	Accounts Receivable and Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino receivables. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is also given to its gaming promoters in the Philippines, and historically, to gaming promoters in Macau, which receivables can be offset against commissions payable and any other value items held by the Company to the respective customers and for which the Company intends to set off when required. As of December 31, 2022 and 2021, a substantial portion of the Company’s markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these
countries.
Accounts receivable, including casino, hotel and other receivables, are typically non-interest
bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded w hen

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - c
ontinued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Accounts Receivable and Credit Risk - continued

received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers and management’s expectations of current and future economic conditions.
Management believes that as of December 31, 2022 and 2021, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(h)	Inventories
Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in,
first-out,
weighted average and specific identification methods.

(i)	Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets represent current assets that are typically used up or expire within the normal operating cycle of the Company. The prepaid expenses as of December 31, 2022 and 2021 were

$
77,767 and

$
73,092, respectively, and the other current assets as of December 31, 2022 and 2021 were

$
41,643 and

$
36,238, respectively.

(j)	Assets Held For Sale

Assets (disposal group) classified as held for sale are measured at the lower of their carrying amounts or fair values less costs to sell. Losses are recognized for any initial or subsequent write-down to fair values less costs to sell, while gains are recognized for any subsequent increases in fair values less costs to sell, but not in excess of the cumulative losses previously recognized. Assets are not depreciated and amortized while classified as held for sale.
During the year ended December 31, 2022, an impairment loss on assets held for sale of $6,794 was recognized which related to a significant decrease in the market value of a piece of freehold land as described in Note 6. No impairment losses on assets held for sale were recognized during the years ended December 31, 2021 and 2020.

( k )	Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in the accompanying consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.
During the construction and development stage of the Company’s integrated resort facilities, direct and incremental costs related to the design and construction, including costs under construction contracts, duties and tariffs, equipment installations, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended.

F-2
1

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Property and Equipment - continued

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated resort facilities are completed and opened.

Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Freehold land	Not depreciated
Buildings	4 to 40 years
Transportation	5 to 10 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 15 years
Plant and gaming machinery	3 to 5 years

(l)	Capitalized Interest
Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activity is substantially suspended. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $440,654, $380,904 and $352,673, of which $63,932, $30,360 and $11,834 were capitalized during the years ended December 31, 2022, 2021 and 2020, respectively.

( m )	Gaming Subconcession
The deemed cost of the gaming subconcession in Macau was capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Resorts Macau in 2006, and amortized over the term of agreement, which expired on June 26, 2022 on a straight-line basis. Melco Resorts Macau paid a premium of MOP
47,000 (equivalent to $5,815) to the Macau government

in June 2022 for the extension of the subconcession contract to December 31, 2022 and such premium was amortized on a straight-line basis from June 27, 2022 to the extended expiration date on December 31, 2022.

( n )	Internal-Use Software
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

( o )	Goodwill and Intangible Assets
Goodwill represents the excess of the acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment

F-2
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

( o )	Goodwill and Intangible Assets - continued

at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable.
Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Company’s finite-lived intangible assets consist of the gaming subconcession for the period up to its expiry on December 31, 2022, internal-use
software and proprietary rights. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives on a straight-line basis. The Company’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate the carrying value of the intangible assets may not be recoverable.
When performing the impairment analysis for goodwill and intangible assets with indefinite lives, the Company will first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative factors indicate that the carrying amount
of the reporting unit is more likely than not to exceed the
fair value
, then a quantitative impairment test is performed. To perform a quantitative impairment test of intangible assets with indefinite lives, the Company performs an assessment that consists of a comparison of the fair values of the intangible assets with indefinite lives with their carrying amounts. An impairment loss is recognized in an amount equal to the excess of the carrying amounts over the fair values of the intangible assets with indefinite lives. To perform a quantitative impairment test of goodwill, the Company performs an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. The fair values of the reporting units are determined using income valuation approaches through the application of the discounted cash flow method. Estimating fair values of the reporting units involves significant assumptions, including future revenue growth rates, gross margins, terminal growth rates and discount rates. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit.
No impairment losses on goodwill and intangible assets were recognized during the years ended December 31, 2022 and 2021. During the year ended December 31, 2020, an impairment loss of

$
13,867
was recognized against goodwill of the Japan Ski Resort
 as a result of a significant decline in profits due in large part to the
COVID-19
outbreak.

( p )	Impairment of Long-lived Assets (Other Than Goodwill)
The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margins. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model involving significant assumptions, such as discount rates and capitalization rates. If an asset is still under development, future cash flows include remaining construction costs.

F-2
3

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Impairment of Long-lived Assets (Other Than Goodwill) - continued

During the year ended December 31, 2022, an impairment loss on property and equipment of $3,595 was recognized which related to a significant decrease in the market value of an aircraft as described in Note 6. The fair value of the aircraft was estimated by using level 2 inputs based on the buyer indicative purchase price. During the years ended December 31, 2021 and
2020, impairment losses on property and equipment of

$
3,643
and $
8,127
were recognized, respectively, mainly due to reconfigurations and renovations at the Company’s operating properties, and of which
$
1,147
in the year ended December 31, 2021, related to a significant decrease in the market value of a piece of freehold land as described in Note 6. The fair value of the freehold land was calculated by using level 3 inputs based on the direct comparison method. The impairment losses are included in property charges and other in the accompanying consolidated statements of operations. As a result of the
COVID-19
outbreak as disclosed in Note 1(b) and the earlier cessation of gaming promoter arrangements in Macau by Melco Resorts Macau, the Company evaluated its long-lived assets for recoverability as of December 31, 2022 and 2021 and concluded no other impairment charges to be recorded.

( q )	Deferred Financing Costs
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

( r )	Land Use Rights
Land use rights represent the upfront land premium
s
paid for the use of land held under operating leases, which are recorded at cost less accumulated amortization. Amortization is provided over the estimated term of the land use rights of 40 years on a straight-line basis.

( s )	Leases
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
Finance and operating lease
right-of-use
assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The initial measurement of the right-of-use
assets also includes any prepaid lease payments and any initial direct costs incurred and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are

F-2
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Leases - continued

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
and
non-lease
components are accounted for
separately.

( t )	Revenue Recognition
The Company’s revenues from co
ntr
acts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.
Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. The Company accounts for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers either directly or indirectly through gaming promoters and cash discounts and other cash incentives earned by customers are recorded as reductions of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future
gaming or in exchange for incentives or points earned under the Company’s non-discretionary
incentive programs (including loyalty programs).
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
The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of one of its hotels and Grand Dragon Casino and concluded that it is the controlling entity and is the principal to these arrangements. For the operations of one of its hotels, the Company is the owner of the hotel property, and the hotel manager operates the hotel

F-2
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Revenue Recognition - continued

under a management agreement providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel’s business, it is the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Grand Dragon Casino, given the Company operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession or concession, it is the principal and casino revenue is, therefore, recognized on a gross basis.
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
The Company primarily has three types of liabilities related to contracts with customers: (1) outstanding gaming chips, which represent the amounts owed in exchange for gaming chips held by a customer, (2) loyalty program liabilities, which represent the deferred allocation of revenues relating to incentives earned from the Loyalty Programs, and (3) advance customer deposits and ticket sales, which represent casino front money deposits that are funds deposited by customers before gaming play occurs and advance payments on goods and services yet to be provided such as advance ticket sales and deposits on rooms and convention space. These liabilities are generally expected to be recognized as revenues within one year of being purchased, earned or deposited and are recorded as accrued expenses and other current liabilities in the accompanying consolidated balance sheets. Decreases in these balances generally represent the recognition of revenues and increases in the balances represent additional chips held by customers, increases in unredeemed incentives relating to the Loyalty Programs and additional deposits made by customers.
The following table summarizes the activities related to contract and contract-related liabilities:

	Outstanding gaming chips		Loyalty program liabilities		Advance customer deposits and ticket sales
	2022	2021	2022	2021	2022	2021
Balance at January 1	$72,147	$205,780	$24,350	$29,175	$309,718	$277,867
Balance at December 31	37,354	72,147	15,568	24,350	278,591	309,718

(Decrease) increase	$(34,793)	$(133,633)	$(8,782)	$(4,825)	$(31,127)	$31,851

F-2
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

( u )	Gaming Taxes and License Fees
The Company is subject to taxes and license fees based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes and license fees are mainly recognized as casino expense in the accompanying consolidated statements of operations. These taxes and license fees totaled $489,730, $842,722 and $754,733 for the years ended December 31, 2022, 2021 and 2020, respectively.

( v )	Pre-opening Costs
Pre-opening
costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations and are expensed as incurred. During the years ended December 31, 2022, 2021 and 2020, the Company incurred pre-opening
costs primarily in connection with the development of further expansions to City of Dreams, Studio City and Cyprus Operations. The Company also incurs pre-opening
costs on other
one-off
activities related to the marketing of new facilities and operations.

( w )	Development Costs
Development costs include the costs associated with the Company’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

( x )	Advertising and Promotional Costs
The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $29,421, $39,811 and $34,061 for the years ended December 31, 2022, 2021 and 2020, respectively.

( y )	Interest I ncome
Interest income is recorded on an accrual basis at the stated interest rate and is recorded in interest income in the accompanying consolidated statements of operations.

(z)	Foreign Currency Transactions and Translations
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
The functional currency of Melco is the United States dollar (“$” or “US$”) and the functional currency of most of Melco’s foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive loss.

(aa)	Comprehensive Loss and Accumulated Other Comprehensive Losses

Comprehensive loss includes net loss and other
non-shareholder
changes in equity, or other comprehensive loss and is reported in the accompanying consolidated statements of comprehensive loss.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Comprehensive Loss and Accumulated Other Comprehensive Losses - continued

As of December 31, 2022 and 2021, the Company’s accumulated other comprehensive losses consisted solely of foreign currency translation adjustments, net of tax and noncontrolling interests.

(ab)	Share-based Compensation Expenses
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
Further information on the Company’s share-based compensation arrangements is included in Note 18.

(ac)	Income Tax
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

(ad)	Net Loss Attributable to Melco Resorts & Entertainment Limited Per Share
Basic net loss attributable to Melco Resorts & Entertainment Limited per share is calculated
by dividing the net loss attributable to Melco Resorts & Entertainment Limited by the weighted average number of ordinary shares outstanding during the year.

F-2
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ad)	Net Loss Attributable to Melco Resorts & Entertainment Limited Per Share - continued

Diluted net loss attributable to Melco Resorts & Entertainment Limited per share is calculated by dividing the net loss attributable to Melco Resorts & Entertainment Limited by the weighted average number of ordinary shares outstanding during the year adjusted to include the potentially dilutive effect of outstanding share-based awards.
The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net loss attributable to Melco Resorts & Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2022	2021	2020
Weighted average number of ordinary shares outstanding used in the calculation of basic net loss attributable to Melco Resorts & Entertainment Limited per share	1,391,154,836	1,434,087,641	1,432,052,735

Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	—	—	—

Weighted average number of ordinary shares outstanding used in the calculation of diluted net loss attributable to Melco Resorts & Entertainment Limited per share	1,391,154,836	1,434,087,641	1,432,052,735

Anti-dilutive share options and restricted shares excluded from the calculation of diluted net loss attributable to Melco Resorts & Entertainment Limited per share	44,366,752	46,532,956	40,618,693

(ae)	Recent Changes in Accounting Standards
Recent Accounting Pronouncement Not Yet Adopted
The Company has evaluated the recently issued, but not yet effective, accounting pronouncements that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the filing date of these financial statements, and anticipated the future adoption of these pronouncements will not have a material effect on the Company’s financial position, results
of operations and cash flows.

F-
29

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2022	2021
Cash	$1,179,491	$657,013
C ash equivalents	633,238	995,877
Total c ash and cash equivalents	1,812,729	1,652,890
Current portion of restricted cash (1)	50,992	285
Non-current portion of restricted cash (2)	124,736	140

Total cash, cash equivalents and restricted cash	$1,988,457	$1,653,315

Note
s
(1)	As of December 31, 2022 and 2021, the current portion of restricted cash included bank time deposits of $50,971 and $275, respectively.
On September 20, 2022, Melco Resorts Macau provided a bank guarantee in an amount of MOP820,000 (equivalent to $101,942) to the Macau government to guarantee the satisfaction of any labor liabilities upon expiry of the subconcession. As stipulated in the bank guarantee contract, MOP410,000 (equivalent to $50,971) was required to be held in a cash deposit account as collateral to secure the bank guarantee. In January 2023, such bank guarantee and the cash deposited in the collateral bank account were released. The cash of MOP410,000 (equivalent to $50,971) deposited in the collateral account was included in the current portion of restricted cash in the accompanying consolidated balance sheets as of December 31, 2022.

(2)	As of December 31, 2022 and 2021, the non-current portion of restricted cash included bank time deposits of $124,592 and nil, respectively.
On December 9, 2022, as required by the Concession, Melco Resorts Macau provided a bank guarantee in favor of the Macau government of MOP1,000,000 (equivalent to $124,319) to secure the fulfillment of performance of certain of its legal and contractual obligations, including labor obligations. As stipulated in the bank guarantee contract, MOP1,000,000 (equivalent to $124,319), or an equivalent amount in other currencies, is required to be held in a cash deposit account as collateral in order to secure the bank guarantee. The bank guarantee will remain in effect until 180 days after the earlier of the expiration and termination of the Concession. The cash of HK$970,874 (equivalent to $124,319) deposited in the collateral bank account was included in the non-current portion of restricted cash in the accompanying consolidated balance sheets as of December 31, 2022.

4.	INVESTMENT SECURITIES
On May 30, 2019, Melco executed a definitive purchase agreement, as amended on August 28, 2019 (collectively, the “Share Sale Agreement”) pursuant to which Melco agreed to, through its subsidiary, acquire and an independent third party, CPH Crown Holdings Pty Limited (“CPH”), agreed to sell, an aggregate of 135,350,000 shares of Crown Resorts Limited (“Crown”), an Australian-listed corporation, representing approximately 19.99% of the issued shares of Crown, in two equal tranches at Australian dollars (“AUD”) 13.00 per share. On June 6, 2019, the Company completed the acquisition of the first tranche of approximately 9.99% issued shares of Crown and recognized non-current
investment securities of AUD880,640 (equivalent to $618,455) (including transaction costs).

F-3
0

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

4.	INVESTMENT SECURITIES - continued
On February 6, 2020, the Company agreed with CPH to terminate the obligation to purchase the second tranche of approximately 9.99% issued shares of Crown as contemplated under the Share Sale Agreement at no consideration.
On April 29, 2020, the Company disposed of the first tranche of approximately 9.99% issued shares of Crown at AUD8.15 per share to an independent third party. The aggregate consideration was AUD551,551 (equivalent to $359,060). Upon completion of this disposal, the Company ceased to be a shareholder of
Crown.

During the year ended December 31, 2020, the Company disposed of all of its investments in mutual funds that were mainly invested in bonds and fixed interest securities.
The components of losses on marketable equity securities were as follows:

Year Ended
December 31, 2020
Net losses recognized on market equity securities	$(165,440)
Less: Net losses recognized on marketable equity securities sold during the year	165,440

Unrealized losses recognized on marketable equity securities still held at the reporting date	$—

5.	ACCOUNTS RECEIVABLE, NET
Components of accounts receivable, net are as follows:

	December 31,
	2022	2021
Casino	$271,653	$321,808
Hotel	1,365	907
Other	218	189

Sub-total	273,236	322,904
Less: allowances for credit losses (1)	(217,244)	(268,413)

	55,992	54,491
Non-current portion	—	—

Current portion	$55,992	$54,491

Note
(1)
As of December 31, 2022 and 2021, the allowances for credit losses of $14,966 and $14,989 are recorded as a reduction of the long-term casino accounts receivables, which are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

The Company’s allowances for casino credit losses were 80.0% and 83.4% of gross casino accounts receivables as of December 31, 2022 and 2021, respectively. The Company’s allowances for credit losses from its hotel and other receivables are not material.

F-3
1

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

5.	ACCOUNTS RECEIVABLE, NET - continued

Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2022	2021	2020
Balance at beginning of year	$268,413	$333,792	$258,019
(Reversal of) provision for credit losses	(892)	6,426	131,845
Write-offs, net of recoveries	(49,608)	(69,712)	(57,868)
Effect of exchange rate	(669)	(2,093)	1,796

Balance at end of year	$217,244	$268,413	$333,792

6.	ASSETS HELD FOR SALE
In September 2021, the Company announced discontinuing its pursuit of a Yokohama integrated resort development in Japan. In December 2021, an external advisor was engaged to locate potential buyers and prepare marketing materials for the disposal of the Company’s assets in Japan, including Kabushiki Kaisha Okushiga Kogen Resort, a company which operates a ski resort in Nagano, Japan (the “Japan Ski Resort”) and a parcel of freehold land together with the accompanying building structures in Hakone, Japan (the “Hakone Assets”). After consideration of the relevant facts, the Company concluded the assets and liabilities of the Japan Ski Resort and the Hakone Assets met the criteria for classification as held for sale as of December 31, 2021 which is reported under the Corporate and Other segment.
The major classes of assets of the Japan Ski Resort classified as assets held for sale as of December 31, 2021 were mainly comprised of:

Property and equipment, net	$2,217
Operating lease right-of-use assets	672
Cash and cash equivalents	234
Others	949

$4,072

As of December 31, 2021, the liabilities related to assets held for sale of
$1,497
mainly represented accounts payable, accrued expenses and other current liabilities, and operating lease liabilities.
On December 8, 2022, the Company entered into an agreement with an independent third party (the “Buyer”) to dispose of its entire interest in the Japan Ski Resort with net liabilities of $13,663 (including a loan payable to the Company of Japanese Yen (“JPY”) 2,215,180 (equivalent to $16,876)) for a consideration of JPY 0.001; and to transfer the loan receivable from the Japan Ski Resort as mentioned above of JPY2,215,180 (equivalent to $16,876) to the Buyer for a consideration of JPY0.001. The disposal was completed on December 30, 2022 and the Company recorded a loss on disposal of assets held for sale of $3,106 which is included in property charges and other in the accompanying consolidated statements of operations during the year ended December 31, 2022.
As of December 31, 2022 and 2021, the Hakone Assets classified as assets held for sale were comprised of property and equipment, with carrying values of $8,503 and $17,705, respectively. Due to a significant decrease in the market value of the freehold land included in Hakone Assets as of December 31, 2022

F-3
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

6.	ASSETS HELD FOR SALE - continued

and 2021, an impairment loss on assets held for sale of $
6,794
 and an impairment loss on property and equipment of $
1,147
 was provided during the years ended December 31, 2022 and 2021, respectively. The fair value of the freehold land was calculated by using level 3 input based on the direct comparison method. The impairment losses are included in property charges and other in the accompanying consolidated statements of operations.

As of December 31, 2022, the disposal of the Hakone Assets was in progress and was anticipated to be completed within one year.
In June and August 2022, the Company signed the sale and purchase agreements with buyers to sell two aircraft (the “Aircraft”) with an aggregate selling price of $15,800. Before the completion of the disposals of the Aircraft in September 2022, the Company concluded the Aircraft met the criteria for classification as assets held for sale which were
reported under the Corporate and Other segment, and an impairment loss of $3,595 was provided for one of the aircraft due to a decrease in its market value
.

Th
e
Company recorded a gain on disposal of assets held for sale of $2,629 on the Aircraft. The impairment loss and gain on disposal of assets held for sale are both included in property charges and other in the accompanying consolidated statements of operations for the year ended December 31, 2022.

7.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021
Cost
Buildings	$6,186,373	$6,312,791
Furniture, fixtures and equipment	1,112,670	1,077,769
Leasehold improvements	1,080,737	1,165,452
Plant and gaming machinery	246,255	267,838
Transportation	190,843	218,017
Construction in progress	1,464,866	1,020,551
Freehold land	56,533	59,809

Sub-total	10,338,277	10,122,227
Less: accumulated depreciation and amortization	(4,467,372)	(4,211,543)

Property and equipment, net	$5,870,905	$5,910,684

As of December 31, 2022 and 2021, construction in progress, mainly in relation to Studio City and Cyprus Operations, included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $
176,538
and $
93,207
, respectively.
The depreciation and amortization expenses of property and equipment recognized for the years ended December 31, 2022, 2021 and 2020 were $454,194, $487,130 and $526,257, respectively.
The cost and accumulated amortization of
right-of-use
assets held under finance lease arrangements were $
145,660
and $
95,310
as of December 31, 2022 and $
276,838
and $
91,530
as of December 31, 2021, respectively. Further information on the lease arrangements is included in Note
14
.
The Reversion Assets that reverted to the Macau government at the expiration of the subconcession are owned by the Macau government. Effective as of January 1, 2023, the Reversion Assets were transferred to Melco Resorts Macau for the duration of the Concession, in return for annual payments for the right to operate the Reversion Assets as part of the Concession as disclosed in Note 1(c).

F-3
3

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

7.	PROPERTY AND EQUIPMENT, NET - continued

The Reversion Assets that reverted to the Macau government on
December
31, 2022, and included in the above table, consisted of the following:

Buildings	$349,129
Furniture, fixtures and equipment	39,008
Plant and gaming machinery	109,901

498,038
Less: accumulated depreciation	(276,581)

$221,457

As Melco Resorts Macau will continue to operate the Reversion Assets in the same manner as under the previous subconcession, obtain substantially all of the economic benefits and bear all of the risks arising from the use of these assets, as well as assuming it will be successful in the awarding of a new concession upon expiry of the Concession, the Company will continue to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

8.	GAMING SUBCONCESSION, NET

	December 31,
	2022	2021
Deemed cost	$902,441	$897,866
Less: accumulated amortization	(902,441)	(870,801)

Gaming subconcession, net	$—	$27,065

9.	GOODWILL AND INTANGIBLE ASSETS, NET
(a) Goodwill
The changes in the carrying amounts of goodwill by segment are as follows:

	Mocha and Other (1)	Corporate and Other (2)	Total

Balance at January 1, 2020	$81,820	$13,800	$95,620
Impairment	—	(13,867)	(13,867)
Foreign currency translations	383	67	450

Balance at December 31, 2020	82,203	—	82,203
Foreign currency translations	(482)	—	(482)

Balance at December 31, 2021	81,721	—	81,721
Foreign currency translations	(115)	—	(115)

Balance at December 31, 2022	$81,606	$—	$81,606

Notes
(1)
The amount represents goodwill which arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Company in 2006. As of December 31, 2022, the gross amount of goodwill and accumulated impairment losses were $81,606 and nil, respectively.

F-3
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

9.	GOODWILL AND INTANGIBLE ASSETS, NET - continued
(a) Goodwill
 - continued

(2)	The amount represents goodwill which arose from the acquisition of Japan Ski Resort in 2019. The disposal of the Japan Ski Resort was completed on December 30, 2022 as disclosed in Note 6.
(b) Intangible Assets, Net
Intangible assets, net consisted of the following:

	December 31,
	2022	2021
Indefinite-lived intangible assets:
Trademarks of Mocha Clubs	$4,204	$4,210

Total indefinite-lived intangible assets	4,204	4,210

Finite-lived intangible assets:
Internal-use software	59,434	56,106
Less: accumulated amortization	(29,383)	(19,331)

	30,051	36,775

Proprietary rights	11,926	11,942
Less: accumulated amortization	(2,571)	(1,380)

	9,355	10,562

Total finite-lived intangible assets	39,406	47,337

Total intangible assets, net	$43,610	$51,547

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
The amortization expenses of finite-lived intangible assets (other than gaming subconcession) recognized for the years ended December 31, 2022, 2021 and 2020 were $11,343, $11,555 and $6,342, respectively.

F-3
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

9.	GOODWILL AND INTANGIBLE ASSETS, NET - continued
(b) Intangible Assets, Net
 - continued

As of December 31, 2022, the estimated future amortization expenses of finite-lived intangible assets are as follows:

Year ending December 31,
2023	$8,970
2024	4,692
2025	3,815
2026	3,371
2027	3,342
Over 2027	15,216

$39,406

10.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS
Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2022	2021
Long-term prepayments	$31,191	$24,978
Deferred financing costs, net	27,218	35,987
Deferred rent assets	25,904	30,647
Advance payments for construction costs	25,602	27,993
Deposits for acquisition of property and equipment	19,494	20,332
Other long-term assets and other	19,298	23,677
Other deposits	9,971	11,581
Input value-added tax, net	1,019	1,947
Long-term casino accounts receivables, net of allowances for credit losses of $14,966 and $14,989	—	—

Long-term prepayments, deposits and other assets	$159,697	$177,142

During the years ended December 31, 2022, 2021 and 2020, provisions for input value-added tax expected to be non-recoverable
from the tax authority in the Philippines for City of Dreams Manila amounting to $
5,714, $3,023 and $5,786, respectively, were recognized in the accompanying consolidated statements of operations.
Long-term casino accounts receivables, net represent receivables from casino customers where settlements are not expected within the next year. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

F-
3
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued

(In thousands, except share and per share data)

11.	LAND USE RIGHTS, NET

	December 31,
	2022	2021
Altira Macau	$145,922	$146,128
City of Dreams	398,068	398,630
Studio City	651,094	652,014

	1,195,084	1,196,772
Less: accumulated amortization	(524,212)	(502,190)

Land use rights, net	$670,872	$694,582

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2022	2021
Advance customer deposits and ticket sales	$278,591	$309,718
Interest expenses payable	123,032	105,637
Operating expense and other accruals and liabilities	97,933	87,089
Staff cost accruals	96,219	86,294
Construction cost payables	76,173	128,383
Gaming tax and license fee accruals	48,688	85,468
Outstanding gaming chips	37,354	72,147
Property and equipment payables	35,747	36,397
Loyalty program liabilities	15,568	24,350

	$809,305	$935,483

F-
3
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

13.	LONG-TERM DEBT, NET
Long-term debt, net consisted of the following:

	December 31,
	2022	2021
Senior Notes
2017 4.875% Senior Notes, due 2025 (net of unamortized deferred financing costs and original issue premiums of $9,552 and $13,161, respectively)	$990,448	$986,839
2019 5.250% Senior Notes, due 2026 (net of unamortized deferred financing costs of $2,981 and $3,776, respectively)	497,019	496,224
2019 5.625% Senior Notes, due 2027 (net of unamortized deferred financing costs of $4,178 and $4,954, respectively)	595,822	595,046
2019 5.375% Senior Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $1,845 and $2,041, respectively)	1,148,155	1,147,959
2020 5.750% Senior Notes, due 2028 (net of unamortized deferred financing costs and original issue premiums of $2,743 and $3,393, respectively)	847,257	846,607
2020 6.000% SC Notes, due 2025 (net of unamortized deferred financing costs of $2,692 and $3,658, respectively)	497,308	496,342
2020 6.500% SC Notes, due 2028 (net of unamortized deferred financing costs of $3,598 and $4,186, respectively)	496,402	495,814
2021 5.000% Studio City Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $4,228 and $4,798, respectively)	1,095,772	1,095,202
2022 7.000% Studio City Secured Notes, due 2027 (net of unamortized deferred financing costs of $5,134)	344,866	—

Credit Facilities
2015 Credit Facilities	128	128
2020 Credit Facilities (1)	1,899,203	399,693
2016 Studio City Credit Facilities (2)	128	128

	8,412,508	6,559,982
Current portion of long-term debt	(322,500)	(128)

	$8,090,008	$6,559,854

Notes
(1)
As of December 31, 2022 and 2021, the unamortized deferred financing costs related to the revolving credit facility of the 2020 Credit Facilities of $26,885 and $35,598 are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheet, respectively.

(2)
As of December 31, 2022 and 2021, the unamortized deferred financing costs related to the 2016 SC Revolving Credit Facility of the 2016 Studio City Credit Facilities of $333

and $389 are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

(a) Senior Notes
2017 4.875% Senior Notes
On June 6, 2017, Melco Resorts Finance Limited (“Melco Resorts Finance”), a subsidiary of Melco, issued $
650,000 in aggregate principal amount of 4.875% senior notes due June 6, 2025 at an issue price of 100% of the principal amount (the “First 2017 4.875% Senior Notes”); and on July 3, 2017, Melco Resorts Finance

F-
3
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

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
Melco Resorts Finance had the option to redeem all or a portion of the 2017 4.875% Senior Notes at any time prior to June 6, 2020, at a “make-whole” redemption price. On or after June 6, 2020, Melco Resorts Finance has the option to redeem all or a portion of the 2017 4.875% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance had the option to redeem up to 35% of the 2017 4.875% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to June 6, 2020. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2017 4.875% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2017 4.875% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2017 4.875% Senior Notes at a fixed redemption price.
The indenture governing the 2017 4.875% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2017 4.875% Senior Notes also contains conditions and events of default customary for such financings.
2019 5.250% Senior Notes
On April 26, 2019, Melco Resorts Finance issued $500,000 in aggregate principal amount of 5.250% senior notes due April 26, 2026 at an issue price of 100% of the principal amount (the “2019 5.250% Senior Notes”). The interest on the 2019 5.250% Senior Notes is accrued at a rate of 5.250% per annum, payable semi-annually in arrears on April 26 and October 26 of each year. The 2019 5.250% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.250% Senior Notes were used to partially repay the 2015 Revolving Credit Facility in May 2019.

F-
39

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

13.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued
2019 5.250% Senior Notes
 - continued

Melco Resorts Finance had the option to redeem all or a portion of the 2019 5.250% Senior Notes at any time prior to April 26, 2022, at a “make-whole” redemption price. On or after April 26, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.250% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance had the option to redeem up to 35% of the 2019 5.250% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to April 26, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.250% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.250% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.250% Senior Notes at a fixed redemption price.
The indenture governing the 2019 5.250% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.250% Senior Notes also contains conditions and events of default customary for such financings.
2019 5.625% Senior Notes
On July 17, 2019, Melco Resorts Finance issued $600,000 in aggregate principal amount of 5.625% senior notes due July 17, 2027 at an issue price of 100% of the principal amount (the “2019 5.625% Senior Notes”). The interest on the 2019 5.625% Senior Notes is accrued at a rate of 5.625% per annum, payable semi-annually in arrears on January 17 and July 17 of each year and commenced on January 17, 2020. The 2019 5.625% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.625% Senior Notes were used to partially repay the 2015 Revolving Credit Facility in July 2019.
Melco Resorts Finance had the option to redeem all or a portion of the 2019 5.625% Senior Notes at any time prior to July 17, 2022, at a “make-whole” redemption price. On or after July 17, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.625% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance had the option to redeem up to 35% of the 2019 5.625% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 17, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.625% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.625% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.625% Senior Notes at a fixed redemption price.

F-4
0

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

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
2019 5.375% Senior Notes
On December 4, 2019, Melco Resorts Finance issued $900,000 in aggregate principal amount of 5.375% senior notes due December 4, 2029 at an issue price of 100% of the principal amount (the “First 2019 5.375% Senior Notes”); and on January 21, 2021, Melco Resorts Finance further issued $250,000 in aggregate principal amount of 5.375% senior notes due December 4, 2029 at an issue price of 103.25% of the principal amount (the “Additional 2019 5.375% Senior Notes” and together with the First 2019 5.375% Senior Notes, the “2019 5.375% Senior Notes”). The Additional 2019 5.375% Senior Notes are consolidated and form a single series with the First 2019 5.375% Senior Notes. The interest on the 2019 5.375% Senior Notes is accrued at a rate of 5.375% per annum, payable semi-annually in arrears on June 4 and December 4 of each year and commenced on June 4, 2020. The 2019 5.375% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the First 2019 5.375% Senior Notes were used to repay the outstanding borrowing of the 2015 Revolving Credit Facility in full and to partially prepay the 2015 Term Loan Facility (as described below) in December 2019. The net proceeds from the offering of the Additional 2019 5.375% Senior Notes were used to repay the 2020 Credit Facilities (as described below) in January 2021.
Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time prior to December 4, 2024 at a “make-whole” redemption price. On or after December 4, 2024, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.375% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to December 4, 2024. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.375% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.375% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.375% Senior Notes at a fixed redemption price.
The indenture governing the 2019 5.375% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.375% Senior Notes also contains conditions and events of default customary for such financings.

F-4
1

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

13.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued

2020 5.750% Senior Notes
On July 21, 2020, Melco Resorts Finance issued $500,000 in aggregate principal amount of 5.750% senior notes due July 21, 2028 at an issue price of 100% of the principal amount (the “First 2020 5.750% Senior Notes”); and on August 11, 2020, Melco Resorts Finance further issued $350,000 in aggregate principal amount of 5.750% senior notes due July 21, 2028 at an issue price of 101% of the principal amount (the “Second 2020 5.750% Senior Notes” and together with the First 2020 5.750% Senior Notes, the “2020 5.750% Senior Notes”). The Second 2020 5.750% Senior Notes are consolidated and form a single series with the First 2020 5.750% Senior Notes. The interest on the 2020 5.750% Senior Notes is accrued at a rate of 5.750% per annum, payable semi-annually in arrears on January 21 and July 21 of each year and commenced on January 21, 2021. The 2020 5.750% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2020 5.750%

Senior Notes were partially used to repay the 2020 Credit Facilities in July 2020 and with the remaining amount used for general corporate purposes.
Melco Resorts Finance has the option to redeem all or a portion of the 2020 5.750% Senior Notes at any time prior to July 21, 2023 at a “make-whole” redemption price. On or after July 21, 2023, Melco Resorts Finance has the option to redeem all or a portion of the 2020 5.750% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2020 5.750% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 21, 2023. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2020 5.750% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2020 5.750% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2020 5.750% Senior Notes at a fixed redemption price.
The indenture governing the 20
20
5.75
0
% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 20
20
5.75
0
% Senior Notes also contains conditions and events of default customary for such financings.

2020 Studio City Notes

On July 15, 2020, Studio City Finance Limited (“Studio City Finance”), a subsidiary of Melco, issued $
500,000
in aggregate principal amount of
6.000
% senior notes due
July 15, 2025
at an issue price of
100
% of

F-4
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

13.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued
2020 Studio City Notes
 - continued
the principal amount (the “2020 6.000% SC Notes”) and $
500,000
in aggregate principal amount of
6.500
% senior notes due
January 15, 2028
at an issue price of
100
% of the principal amount (the “2020 6.500% SC Notes” and together with 2020 6.000% SC Notes, the “2020 Studio City Notes”). The interest on the 2020 6.000% SC Notes and 2020 6.500% SC Notes is accrued at a rate of 6.000% and 6.500% per annum, respectively, payable semi-annually in arrears on January 15 and July 15 of each year and commenced on January 15, 2021. The 2020 Studio City Notes are general obligations of Studio City Finance, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
The net proceeds from the offering of the 2020 Studio City Notes were partially used to redeem in full the previous senior secured notes of Studio City Company Limited (“Studio City Company”), a subsidiary of Melco, with accrued interest and redemption premium in August 2020 and with the remaining amount used for the capital expenditures of the remaining development project at Studio City.
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
At any time prior to July 15, 2022, Studio City Finance had the options i) to redeem all or a portion of the 2020 6.000% SC Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2020 6.000% SC Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2020 6.000% SC Notes at any time at fixed redemption prices that decline ratably over time. At any time prior to July 15, 2023, Studio City Finance has the options i) to redeem all or a portion of the 2020 6.500% SC Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2020 6.500%
SC Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2020 6.500% SC Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the 2020 Studio City Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, each holder of the 2020 Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2020 Studio City Notes at a fixed redemption price.

F-4
3

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

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
There are provisions under the indenture governing the 2020 Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2022, the net assets of Studio City Finance and its restricted subsidiaries of approximately $887,000 were restricted from being distributed under the terms of the 2020 Studio City Notes.
2021 5.000% Studio City Notes
On January 14, 2021, Studio City Finance issued $750,000 in aggregate principal amount of 5.000% senior notes due January 15, 2029 at an issue price of 100% of the principal amount (the “First 2021 5.000% Studio City Notes”); and on May 20, 2021, Studio City Finance further issued $350,000 in aggregate principal amount of 5.000% senior notes due January 15, 2029 at an issue price of 101.50% of the principal amount (the “Additional 2021 5.000
% Studio City Notes” and together with the First 2021 5.000% Studio City Notes, the “2021 5.000% Studio City Notes”). The Additional 2021 5.000% Studio City Notes are consolidated and form a single series with the First 2021 5.000% Studio City Notes. The interest on the 2021 5.000% Studio City Notes is accrued at a rate of 5.000% per annum, payable semi-annually in arrears on January 15 and July 15 of each year and commenced on July 15, 2021. The 2021 5.000% Studio City Notes are general obligations of Studio City Finance, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
The net proceeds from the offering of the 2021 5.000% Studio City Notes were partially used to fund the conditional tender offer and the remaining outstanding balance with accrued interest of previous senior notes of Studio City Finance in February 2021; and with the remaining balance to partially fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.
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
(In thousands, except share and per share data)

13.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued
2021 5.000% Studio City Notes
 - continued

Notes Guarantees are effectively subordinated to the 2021 5.000% Studio City Notes Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.
At any time prior to January 15, 2024, Studio City Finance has the options i) to redeem all or a portion of the 2021 5.000% Studio City Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2021 5.000% Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2021 5.000% Studio City Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2021 5.000% Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the 2021 5.000% Studio City Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2021 5.000% Studio City Notes, each holder of the 2021 5.000% Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2021 5.000% Studio City Notes at a fixed redemption price.
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
There are provisions under the indenture governing the 2021 5.000% Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2022, the net assets of Studio City Finance and its restricted subsidiaries of approximately $887,000 were restricted from being distributed under the terms of the 2021 5.000% Studio City Notes.

2022 7.000% Studio City Secured Notes
On February 16, 2022, Studio City Company issued $350,000 in aggregate principal amount of 7.000% senior secured notes due February 15, 2027 at an issue price of 100
% of the principal amount (the “2022 7.000% Studio City Secured Notes”). The interest on the 2022 7.000% Studio City Secured Notes is accrued at a rate of 7.000% per annum, payable semi-annually in arrears on February 15 and August 15 of each year and commenced on August 15, 2022. The 2022
7.000
% Studio City Secured Notes are senior secured obligations of Studio City Company, rank equally in right of payment to all existing and future senior indebtedness of Studio City Company (although any liabilities in respect of obligations under the 2016 Studio City Credit

F-4
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

13.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued
2022 7.000% Studio City Secured Notes
 - continued

Facilities (as described below) that are secured by common collateral securing the 2022 7.000% Studio City Secured Notes will have priority over the 2022 7.000% Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Company and effectively subordinated to Studio City Company’s existing and future secured indebtedness that is secured by assets that do not secure the 2022 7.000% Studio City Secured Notes, to the extent of the assets securing such indebtedness. The net proceeds from the offering of the 2022 7.000% Studio City Secured Notes will be used to fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.
Studio City Investments Limited (“Studio City Investments”), a subsidiary of Melco, all of its existing subsidiaries (other than Studio City Company) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2022 7.000% Studio City Secured Notes Guarantors”) jointly, severally and unconditionally guarantee the 2022 7.000% Studio City Secured Notes on a senior basis (the “2022 7.000% Studio City Secured Notes Guarantees”). The 2022 7.000% Studio City Secured Notes Guarantees are senior obligations of the 2022 7.000% Studio City Secured Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2022 7.000% Studio City Secured Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2022 7.000% Studio City Secured Notes Guarantors. The 2022 7.000% Studio City Secured Notes Guarantees are pari passu to the 2022 7.000% Studio City Secured Notes Guarantors’ obligations under the 2016 Studio City Credit Facilities, and effectively subordinated to any future secured indebtedness that is secured by assets that do not secure the 2022 7.000% Studio City Secured Notes and the 2022 7.000% Studio City Secured Notes Guarantees, to the extent of the value of the assets.
The 2022 7.000% Studio City Secured Notes are secured, on an equal basis with the 2016 Studio City Credit Facilities, by substantially all of the material assets of Studio City Investments and its subsidiaries (although obligations under the 2016 Studio City Credit Facilities that are secured by the common collateral securing the 2022 7.000% Studio City Secured Notes will have priority over the 2022 7.000% Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral); in addition, in line with the 2016 Studio City Credit Facilities, the 2022 7.000% Studio City Secured Notes are also secured by certain specified bank accounts.
At any time prior to February 15, 2024, Studio City Company has the options i) to redeem all or a portion of the 2022 7.000% Studio City Secured Notes at a “make-whole” redemption price; and ii) to redeem up to 35
%
of the 2022 7.000% Studio City Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Company has the option to redeem all or a portion of the 2022 7.000% Studio City Secured Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2022 7.000% Studio City Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2022 7.000% Studio City Secured Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2022 7.000% Studio City Secured Notes, each holder of the 2022 7.000% Studio City Secured Notes will have the

F-
4
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

13.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued
2022 7.000% Studio City Secured Notes
 - continued

right to require Studio City Company to repurchase all or any part of such holder’s 2022 7.000% Studio City Secured Notes at a fixed redemption price.
The indenture governing the 2022 7.000% Studio City Secured Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The indenture governing the 2022 7.000% Studio City Secured Notes also contains conditions and events of default customary for such financings.
There are provisions under the indenture governing the 2022 7.000% Studio City Secured Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Company, Studio City Investments and their respective restricted subsidiaries to companies or persons who are not Studio City Company, Studio City Investments and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2022, the net assets of Studio City Investments and its restricted subsidiaries of approximately $821,000 were restricted from being distributed under the terms of the 2022 7.000% Studio City Secured Notes.
(b) Credit Facilities
2015 Credit Facilities
On June 29, 2015, Melco Resorts Macau (the “Borrower”) amended and restated the Borrower’s prior senior secured credit facilities agreement from Hong Kong dollars (“HK$”) 9,362,160 (equivalent to $1,203,362) to a HK$13,650,000 (equivalent to $1,750,000) senior secured credit facilities agreement (the “2015 Credit Facilities”), comprising a HK$3,900,000 (equivalent to $500,000) term loan facility (the “2015 Term Loan Facility”) and a HK$9,750,000 (equivalent to $1,250,000) multicurrency revolving credit facility (the “2015 Revolving Credit Facility”).
On May 6, 2020, MCO Nominee One Limited (“MCO Nominee One”), a subsidiary of Melco, drew down HK$
2,730,000

(
equivalent to $
352,189
) of the revolving credit facility under the 2020 Credit Facilities (as described below) and, on May 7, 2020, the Company used a portion of the proceeds from such drawdown to repay all outstanding loan amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, other than HK
$1,000 (equivalent to $129
) which remained outstanding under the 2015 Term Loan Facility. Following the repayment of outstanding amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, on May 7, 2020, all other commitments under the 2015 Term Loan Facility and a part of the commitments under the 2015 Revolving Credit Facility were cancelled. Post-cancellation, the available commitments under the 2015 Revolving Credit Facility were H
K$1,000 (equivalent to $128), collateralized by cash of HK$2,130 (equivalent to $273
). The Company recorded a
loss on extinguishment of debt of
$1,236
and a cost associated with debt modification of
$310
during the

F-
4
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

13.	LONG-TERM DEBT, NET - continued
(b) Credit Facilities
 - continued
2015 Credit Facilities
 - continued
year ended December 31, 2020 in connection with this repayment and a part of the 2015 Revolving Credit Facility commitment cancellation.
Compliance with certain provisions of the 2015 Credit Facilities were waived pursuant to a waiver letter from Bank of China Limited, Macau Branch (in its capacity as the sole lender under the 2015 Credit Facilities) (“BOC Macau”) to the Borrower dated April 29, 2020 (the “Waiver Letter”), as subsequently extended pursuant to extension request letters dated April 6, 2022 and December 14, 2022. Pursuant to the terms of the Waiver Letter, BOC Macau agreed, among other things, to relax the Borrower’s obligations under the 2015 Credit Facilities by way of a waiver of (i) the maturity date of the 2015 Credit Facilities; (ii) the repayment term of the 2015 Term Loan Facility; (iii) interest rate of the borrowings; (iv) the requirement to comply with substantially all information undertakings, financial covenants, general undertakings and mandatory prepayment provisions; (v) the requirement to make substantially all of the representations, and (vi) certain current and/or future defaults and events of default that may arise under the terms of the 2015 Credit Facilities, subject to certain conditions and terms.
Pursuant to the terms of the Waiver Letter, the maturity date of the 2015 Credit Facilities was extended from (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, in each case to June 24, 2022. Subsequent to that, the maturity date of the 2015 Credit Facilities, and the continuing applicability of the various waivers provided under the Waiver Letter, were further extended to a later date (the “Extended Termination Date”), being (i) December 31, 2022 pursuant to an extension request letter dated April 6, 2022; and (ii) June 24, 2024 pursuant to a further extension request letter dated December 14, 2022. The 2015 Term Loan Facility was originally repayable in quarterly instalments according to an amortization schedule. Pursuant to the terms of the Waiver Letter (as amended and extended), the 2015 Term Loan Facility is repayable in full on the Extended Termination Date (as amended and extended). Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent.
Borrowings under the 2015 Credit Facilities bore interest at the Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group (as described below). The Borrower was permitted to select an interest period for borrowings under the 2015 Credit Facilities ranging from one to six months or any other agreed period. Pursuant to the Waiver Letter, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin of 1% per annum
.
As of December 31, 2022, the outstanding principal amount of the 2015 Term Loan Facility and the 2015 Revolving Credit Facility was HK$1,000 (equivalent to $128) and nil, respectively, and the available borrowing capacity under 2015 Revolving Credit Facility was HK$1,000 (equivalent to $128).
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

F-
4
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

13.	LONG-TERM DEBT, NET - continued
(b) Credit Facilities
 - continued
2015 Credit Facilities
 - continued

With effect from May 7, 2020, the provisions that limited certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who were not members of the 2015 Borrowing Group were waived pursuant to the terms of the Waiver Letter.

Under the 2015 Credit Facilities, in the event of a change of control, the Borrower may be required, at the election of any lender under the 2015 Credit Facilities, to repay such lender in full. In addition, termination or rescission of Melco Resort Macau’s concession contract or land concessions would constitute an event of default. As with substantially all of the undertakings and covenants under the 2015 Credit Facilities, however, these provisions are subject to a continuing waiver under the terms of the Waiver Letter.
The Borrower is obligated to pay a commitment fee on the undrawn amount of the 2015 Revolving Credit Facility and recognized loan commitment fees of
$1, $1 and $1,512
during the years ended December 31, 2022, 2021 and 2020, respectively.
2020 Credit Facilities
On April 29, 2020, MCO Nominee One entered into a senior credit facilities agreement with a syndicate of banks (the “2020 Credit Facilities”) for a HK$14,850,000 (equivalent to $1,915,947) revolving credit facility with a term of five years. The maturity date of the 2020 Credit Facilities is April 29, 2025. Each loan made under the 2020 Credit Facilities is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. MCO Nominee One is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2020 Credit Facilities. In the event of a change of control or if Melco Resorts Macau’s concession contract or land concessions are terminated or otherwise expire on its terms, MCO Nominee One may be required, at the election of any lender under the 2020 Credit Facilities, to repay such lender in full.
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
Borrowings under the 2020 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. MCO Nominee One may select an interest period for borrowings under the 2020 Credit Facilities ranging from one to six months or any other agreed period. MCO Nominee One is obligated to pay a commitment fee quarterly in arrears from April 29, 2020 on the undrawn amount of the 2020 Credit Facilities and recognized loan commitment fees of $5,978, $10,613 and $6,022 during the years ended December 31, 2022, 2021 and 2020
,

respectively.

F-
49

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

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
On August 16, 2022, the MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities have consented and agreed to a waiver extension of certain financial condition covenants contained in the facility agreement under the 2020 Credit Facilities. The existing waiver remains valid in respect of the relevant periods ended on the December 31, 2022 test date, and the waiver extension granted extends the waiver for the relevant periods ended or ending on the following applicable test dates: (a) March 31, 2023; (b) June 30, 2023; (c) September 30, 2023; (d) December 31, 2023; and (e) March 31, 2024. Such consent became effective on August 17, 2022.
As of December 31, 2022, the outstanding principal amount of the 2020 Credit Facilities was $1,899,203, which consists of
 HK
$8,428,047

(equivalent to $1,079,203) and $820,000, and the available unused borrowing capacity under the 2020 Credit Facilities was nil
.
2016 Studio City Credit Facilities
On November 30, 2016, Studio City Company (the “Studio City Borrower”) amended and restated the Studio City Borrower’s prior senior secured credit facilities agreement from HK$10,855,880 (equivalent to $1,395,357) to a HK$234,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”), comprising a HK$1,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) and a HK$233,000 (equivalent to $29,948
)
revolving credit facility (the “2016 SC Revolving Credit Facility”). As of December 31, 2022, the outstanding principal amount of the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility were HK$1,000 (equivalent to $128) and nil, respectively, and the available unused
borrowing capacity under the 2016 SC Revolving Credit Facility was HK$233,000 (equivalent to $29,835).
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
(In thousands, except share and per share data)

13.	LONG-TERM DEBT, NET - continued
(b) Credit Facilities
 - continued
2016 Studio City Credit Facilities
 - continued
The 2016 SC Term Loan Facility is collateralized by cash of HK
$1,012 (equivalent to $130
). The Studio City Borrower is subject to mandatory prepayment requirements in respect of various amounts of the 2016

SC Revolving Credit Facility as specified in the
2016
Studio City Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the Studio City Borrower and certain of its subsidiaries as defined under the
2016
Studio City Credit Facilities (the “
2016
Studio City Borrowing Group”), the
2016
Studio City Credit Facilities are required to be repaid in full. In the event of a change of control, the Studio City Borrower may be required, at the election of any lender under the
2016
Studio City Credit Facilities, to repay such lender in full (other than the principal amount of the
2016
SC Term Loan Facility).
The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants aligned with those of certain other financings at Studio City Finance. Certain specified bank accounts of Melco Resorts Macau are pledged under 2016 Studio City Credit Facilities and related finance documents. The 2016 Studio City Credit Facilities are secured by substantially all of the material assets of Studio City Investments and its subsidiaries.
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
In addition, modification, expiry, or termination of the gaming concession of Melco Resorts Macau in circumstances that have a material adverse effect on the 2016 Studio City Borrowing Group (as a whole) will allow lenders to elect for the mandatory prepayment of all outstanding loan amounts.
There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2022, the net assets of Studio City Investments and its restricted subsidiaries of approximately $821,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.
Borrowings under the 2016 Studio City Credit Facilities bear interest at HIBOR plus a margin of 4
% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities ranging from one to six months or any other agreed period. The Studio City Borrower is

F-5
1

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

13.	LONG-TERM DEBT, NET - continued
(b) Credit Facilities
 - continued
2016 Studio City Credit Facilities
 - continued

obligated to pay a commitment fee on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees of $
417, $419 and $421 during the years ended December 31, 2022, 2021 and 2020, respectively.
Philippine Credit Facility
On October 14, 2015, Melco Resorts and Entertainment (Philippines) Corporation (“MRP”), a subsidiary of Melco, entered into an on-demand,
unsecured credit facility agreement of Philippine Pesos (“PHP”)
2,350,000 (equivalent to $49,824
), as amended from time to time (the “Philippine Credit Facility”) with a lender to finance advances to Melco Resorts Leisure (PHP) Corporation (“Melco Resorts Leisure”), a subsidiary of Melco. The available drawdown currencies under the Philippine Credit Facility are PHP and US$. As of December 31, 2022, the Philippine Credit Facility availability period, as amended from time to time, is up to January 31, 2023 and was further extended to May 1, 2023, in February 2023, and the maturity date of each individual drawdown, as amended from time to time, to be the earlier of: (i) the date which is 360 days from the date of drawdown, and (ii) the date which is 360 days after the end of the availability period. The individual drawdowns under the Philippine Credit Facility are subject to certain conditions precedent, including issuance of a promissory note in favor of the lender evidencing such drawdown. As of December 31, 2022, borrowings under the Philippine Credit Facility bear interest, as amended from time to time, at the higher of: (i) the PHP BVAL Reference Rate of the selected interest period plus the applicable margin to be mutually agreed by the bank and the borrower at the time of drawdown, and (ii) Philippines Term Deposit Facility Rate of the selected interest period plus the applicable margin to be mutually agreed by the bank and the borrower at the time of drawdown, such rate to be set one business day prior to the relevant interest period. The Philippine Credit Facility includes a tax gross-up
provision requiring MRP to pay without any deduction or withholding for or on account of tax.

As of December 31, 2022, the Philippine Credit Facility had not yet been drawn and the available unused
borrowing capacity under the Philippine Credit Facility was PHP2,350,000 (equivalent to $41,875).
(c) Borrowing Rates and Scheduled Maturities of Long-term Debt
During the years ended December 31, 2022, 2021 and 2020, the Company’s average borrowing rates were approximately 5.32%, 5.43% and 5.71% per annum, respectively.
Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2022 are as follows:

Year ending December 31,
2023	$322,500
2024	128
2025	3,076,703
2026	500,000
2027	950,000
Over 2027	3,600,128

$8,449,459

F-5
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	LEASES
Lessee Arrangements
The Company is the lessee under operating and finance leases for equipment and real estate, including the land and certain of the building structures for City of Dreams Manila under the MRP Lease Agreement as described in Note 22, Cyprus casino sites, Mocha Clubs sites, office spaces
, warehouses, staff quarters, and certain parcels of land in Macau on which Altira Macau, City of Dreams and Studio City are located. Certain lease agreements provide for periodic rental increases based on both contractually agreed incremental rates and on the general inflation rate once agreed by the Company and its lessors and, in some cases, contingent
 rental expenses stated as a percentage of turnover. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contracts in Macau have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contracts in Macau is 40 years.
The components of leas
e
 costs are as follows:

	Year Ended December 31,
	2022	2021	2020
Operating lease costs:
Amortization of land use rights	$22,662	$22,832	$22,886
Operating lease costs	14,614	29,401	31,039
Short-term lease costs	720	473	842
Variable lease costs	1,902	(629)	(5,565)
Finance lease costs:
Amortization of right-of-use assets	12,928	15,682	12,836
Interest costs	25,371	31,642	41,550

Total lease costs	$78,197	$99,401	$103,588

Other information related to lease terms and discount rates is as follows:

	December 31,
	2022	2021
Weighted average remaining lease term
Operating leases	21.5 years	21.5 years
Finance leases	10.5 years	11.5 years
Weighted average discount rate
Operating leases	5.77%	5.73%
Finance leases	10.70%	7.09%

F-5
3

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	LEASES - continued
Lessee Arrangements
 - continued

Maturities of lease liabilities as of December 31, 2022 are as follows:

	Operating Leases	Finance Leases
Year ending December 31,
2023	$13,061	$37,018
2024	9,179	37,018
2025	7,273	37,018
2026	7,206	37,018
2027	5,601	37,018
Over 2027	76,689	204,694

Total future minimum lease payments	119,009	389,784
Less: amounts representing interest	(50,416)	(156,534)

Present value of future minimum lease payments	68,593	233,250
Current portion	(12,761)	(34,959)

Non-current portion	$55,832	$198,291

Lessor Arrangements
The Company is the lessor under
non-cancellable
operating leases mainly for mall spaces in the sites of City of Dreams, City of Dreams Manila and Studio City with various retailers that expire at various dates through May 2035. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.
During the years ended December 31, 2022, 2021 and 2020, the Company earned minimum operating lease income of $41,633, $45,019 and $37,257, respectively, and contingent
 operating lease income of $265, $5,080 and $(1,955), respectively. Total lease income for the years ended December 31, 2022, 2021 and 2020 were reduced by $3,076, $882 and $18,356
,

respectively
,
as a result of the rent concessions and uncollectible lease income related to the effects of the
COVID-19
outbreak.
Future minimum fees, excluding the contingent fees to be received under non-cancellable
operating leases as of December 31, 2022 were as follows:

Year ending December 31,
2023	$48,324
2024	48,126
2025	48,493
2026	23,841
2027	4,083
Over 2027	1,842

$174,709

F-5
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

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

The carrying values of cash equivalents, bank time deposits included in restricted cash, long-term deposits, long-term receivables and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy.
The fair values adopted in impairment assessments of an aircraft and a piece of freehold land classified as assets held for sale were estimated by using level 2 and level 3 inputs respectively, details are disclosed in Note 2(p) and note 6.
The estimated fair value
s
of long-term debt as of December 31, 2022 and 2021, were approximately
$7,341,910 and $6,370,180, respectively, as compared to
their
carrying value
s
, excluding unamortized deferred financing costs and original issue premiums, of $8,449,459 and $6,599,949, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2017 4.875% Senior Notes, the 2019 5.250% Senior Notes, the 2019 5.625% Senior Notes, the 2019 5.375% Senior Notes, the 2020 5.750% Senior Notes, the 2020 Studio City Notes, the 2021 5.000% Studio City Notes and the 2022 7.000% Studio City Secured Notes. Fair values for the 2015 Credit Facilities, the 2020 Credit Facilities and the 2016 Studio City Credit Facilities approximated the ir
carrying values as the instruments carried variable interest rates that approximated the market rates and were classified as level 2 in the fair value hierarchy.
As of December 31, 2022 and 2021, the Company did not have any non-financial
assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

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
(In thousands, except share and per share data)

16.	CAPITAL STRUCTURE - continued
Treasury Shares
 - continued

No ordinary

shares were issued by Melco to its depositary bank for future vesting of restricted shares and exercise of share options during the years ended December 31, 2022, 2021 and 2020. Melco issued

14,720,040
,
6,042,543
and
2,694,507
ordinary shares upon vesting of restricted shares an
d
nil
,
2,478,594

and
389,181
ordinary shares upon exercise of share options during the years ended December 31, 2022, 2021 and 2020, respectively.
On March 21, 2018, the Board of Directors of Melco authorized the repurchase of Melco’s ordinary shares and/or ADSs for
 up to an aggregate of $500,000 over a three-year period which commenced on March 21, 2018 under a share repurchase program. On November 8, 2018, the Board of Directors of Melco further authorized the repurchase of Melco’s ordinary shares and/or ADSs of up to an aggregate of $500,000 over a three-year period commenced on November 8, 2018 under an additional share repurchase program (this share repurchase program together with the share repurchase program authorized on March 21, 2018, the “2018 Share Repurchase Programs”). Purchases under the 2018 Share Repurchase Programs could
 be made from time to time on the open market at prevailing market prices, including pursuant to a trading plan in accordance with Rule
10b-18
of the U.S. Securities Exchange Act, and/or in privately-negotiated transactions. The timing and the amount of ordinary shares and/or ADSs purchased were determined by Melco’s management based on its evaluation of market conditions, trading prices, applicable securities laws and other factors. The share repurchase program that was authorized on March 21, 2018 expired on March 21, 2021. The 2021 Share Repurchase Program (as described below) is effective on June 2, 2021 and replaced the share repurchase program that was authorized on November 8, 2018 and originally due to expire in November 2021.
On June 2, 2021, the Board of Directors of Melco authorized the repurchase of Melco’s ordinary shares and/or ADSs of up to an aggregate of $500,000 over a three-year perio
d

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
On Augus
t 18, 2022, Melco, Melco International and Melco Leisure and Entertainment Group Limited (“Melco Leisure”), a subsidiary of Melco International, entered into a share repurchase agreement, pursuant to which Melco agreed to repurchase 9,995,799 ordinary shares of Melco and 25,000,000 ADSs of Melco (equivalent to 75,000,000 ordinary shares) from Melco Leisure (the “Share Repurchase”). On August 26, 2022, the Share Repurchase was completed for an aggregate consideration of $152,709, which represents an average price of $1.7967 per share or $5.39 per ADS. Following the completion of the Share Repurchase, 9,995,799 ordinary shares of Melco were retired (the “Share Retirement”).
In addition to
the Share Repurchase and the Share Retirement as described above, 5,929,076 ADSs, equivalent to 17,787,228 ordinary shares were repurchased under the 2021 Share Repurchase Program, of which 1,500,000 ordinary shares repurchased were retired during the year ended December 31, 2022. During the year ended December 31, 2021, 5,372,045 ADSs, equivalent to 16,116,135 ordinary shares were repurchased under the 2021 Share Repurchase Program, of which nil ordinary shares repurchased were retired. During the year ended December 31, 2020, 3,148,824 ADSs, equivalent to 9,446,472 ordinary

F-
5
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

16.	CAPITAL STRUCTURE - continued
Treasury Shares
 - continued
shares were repurchased under the 2018 Share Repurchase Programs, of which nil ordinary shares repurchased were retired.

As of
December 31, 2022 and 2021, Melco had 1,445,052,143 and 1,456,547,942 issued ordinary shares, and 109,744,816 and 33,177,628 treasury shares, with 1,335,307,327 and 1,423,370,314 ordinary shares outstanding, respectively.

17.	INCOME TAXES
Loss before income tax
consisted of:

	Year Ended December 31,
	2022	2021	2020
Macau operations	$(720,470)	$(456,089)	$(772,988)
Hong Kong operations	(400,725)	(434,618)	(342,715)
Philippine operations	28,204	(51,436)	(102,990)
Cyprus operations	3,152	(13,454)	(11,190)
Other jurisdictions operations	(2,092)	2,018	(227,644)

Loss before income tax	$(1,091,931)	$(953,579)	$(1,457,527)

F-
5
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

17.	INCOME TAXES - continued

The income tax expense (benefit) consisted of:

	Year Ended December 31,
	2022	2021	2020
Income tax expense - current:
Macau Complementary Tax	$9	$172	$6,402
Lump sum in lieu of Macau Complementary Tax on dividends	2,342	2,359	2,367
Hong Kong Profits Tax	528	48	38
Philippine Corporate Income Tax	5	1	59
Philippine withholding tax on dividends	—	2,937	—
Cyprus Corporate Income Tax	—	188	—
Income tax in other jurisdictions	219	323	2,182

Sub-total	3,103	6,028	11,048

Over provision of income taxes in prior years:
Macau Complementary Tax	(560)	(874)	(544)
Hong Kong Profits Tax	(4)	18	(2)
Philippine Corporate Income Tax	300	(62)	(5)
Cyprus Corporate Income Tax	—	—	58
Income tax in other jurisdictions	98	14	482

Sub-total	(166)	(904)	(11)

Income tax expense (benefit) - deferred:
Macau Complementary Tax	(768)	(4,535)	(9,762)
Hong Kong Profits Tax	3,276	2,493	(26)
Philippine Corporate Income Tax	(258)	209	(3,774)
Cyprus Corporate Income Tax	(578)	—	(64)
Income tax in other jurisdictions	627	(406)	(324)

Sub-total	2,299	(2,239)	(13,950)

Total income tax expense (benefit)	$5,236	$2,885	$(2,913)

F-
5
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

17.	INCOME TAXES - continued

A reconciliation of the income tax expense (
benefit
) from loss before income tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2022	2021	2020
Loss before income tax	$(1,091,931)	$(953,579)	$(1,457,527)
Macau Complementary Tax rate	12%	12%	12%
Income tax benefit at Macau Complementary Tax rate	(131,032)	(114,429)	(174,903)
Lump sum in lieu of Macau Complementary Tax on dividends	2,342	2,359	2,367
Effect of different tax rates of subsidiaries operating in other jurisdictions	(12,271)	(31,653)	(36,938)
Over provision in prior years	(166)	(904)	(11)
Effect of income for which no income tax expense is payable	(11,727)	(6,308)	(8,171)
Effect of expenses for which no income tax benefit is receivable	70,687	101,111	107,037
Effect of profits generated by gaming operations exempted	(25,700)	(10,851)	—
Effect of tax losses that cannot be carried forward	15,553	6,742	32,605
Changes in valuation allowances	48,122	(13,360)	32,166
Change in income tax rate	—	16,521	—
Expired tax losses	49,428	53,657	42,935

Income tax expense ( benefit )	$5,236	$2,885	$(2,913)

Melco and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, while Melco is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Macau, Hong Kong, the Philippines, Cyprus and other jurisdictions are subject to Macau Complementary Tax, Hong Kong Profits Tax, Philippine Corporate Income Tax, Cyprus Corporate Income Tax and income tax in other jurisdictions, respectively, during the years ended December 31, 2022, 2021 and 2020.
Macau Complementary Tax, Hong Kong Profits Tax, Cyprus Corporate Income Tax and income tax in other jurisdictions have been provided at 12%, 16.5%, 12.5% and the respective tax rates in other jurisdictions, on the estimated taxable income earned in or derived from the respective jurisdictions, during the years ended December 31, 2022, 2021 and 2020, if applicable.
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
Pursuant to the approval notice issued by the Macau government in September 2016, Melco Resorts Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from gaming operations for an additional five years from 2017 to 2021. Studio City Entertainment was also exempted from Macau Complementary Tax on profits generated from income received from Melco Resorts Macau for an additional five years from 2017 to 2021, to the extent that such income is derived from Studio City gaming operations and had been subject to gaming tax pursuant to a notice issued by the Macau government

F-
59

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

17.	INCOME TAXES - continued

in January 2017. The exemption coincided with Melco Resorts Macau’s exemption from Macau Complementary Tax. Pursuant to Dispatch of the Macau Chief Executive dated February 17, 2022 and September 1, 2022, Melco Resorts Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from gaming operations for the period from January 1, 2022 to June 26, 2022 and from June 27, 2022 to December 31, 2022, respectively. Melco Resorts Macau applied for the Macau Complementary Tax exemption on profits generated from gaming operations for the period from January 1, 2023 to December 31, 2027 and Studio City Entertainment applied for an extension of the Macau Complementary Tax exemption for 2022 and for the period from January 1, 2023 through December 31, 2027. Both applications are currently pending approval by the Macau government. The non-gaming
profits and dividend distributions of Studio City Entertainment to its shareholders continue to be subject to Macau Complementary Tax. Melco Resorts Macau’s non-gaming
profits also remain subject to Macau Complementary Tax and Melco Resorts Macau casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming concession agreement.
The gaming operations of Melco Resorts Leisure, the operator of City of Dreams Manila, are exempt from Philippine Corporate Income Tax, among other taxes, pursuant to the Philippine Amusement and Gaming Corporation (“PAGCOR”) charter and are subject to license fees which are inclusive of the 5% franchise tax based on gross gaming revenue in the Philippines, in lieu of all other taxes.
During the years ended December 31, 2022, and 2021, Melco Resorts Macau and Studio City Entertainment in Macau did not have any profits generated by gaming operations exempted from Macau Complementary Tax, while had Melco Resorts Leisure not received the income tax exemption on profits generated by gaming operations in the Philippines, the Company’s consolidated net loss attributable to Melco Resorts & Entertainment Limited for the years ended December 31, 2022 and 2021 would have been increased b
y
$25,252 and $10,688, and diluted loss per share would have been increased by $0.018 and $0.007 per share, respectively. During the year ended December 31, 2020, Melco Resorts Macau, Melco Resorts Leisure and Studio City Entertainment did not have any profits generated by gaming operations exempted from Macau Complementary Tax and Philippine Corporate Income Tax.
In August 2017, Melco Resorts Macau received an extension of the agreement with the Macau government for an additional five years applicable to tax years 2017 through 2021, in which the extension agreement provided for an annual payment of MOP
18,900
 (equivalent to $
2,342
) as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Resorts Macau on dividend distributions from gaming profits. Such annual payment is required regardless of whether dividends are actually distributed or whether Melco Resorts Macau has distributable profits in the relevant year. An amount of MOP
4,000
 (equivalent to $
497) as payment for such arrangement for the period from January 1, 2022 to June 26, 2022 was paid by the shareholders of Melco Resorts Macau as of December 31, 2022.
In March 2023, Melco Resorts Macau received an extension of the agreement with the Macau government for an amount of M
OP
4,167
(equivalent to $

)
as payment for such arrangement for the period from June 27, 2022 to December 31, 2022. Melco Resorts Macau applied for an extension of such arrangement for the period from January 1, 2023 through December 31, 2027 at an amount to be set by the Macau government.
The effective tax rates for the years ended December 31, 2022, 2021 and 2020 were (0.48)%, (0.30)% and 0.20%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12
%, where the Company’s majority operations are located, primarily due to the effects of expired tax losses, changes in valuation allowances, expenses for which no income tax benefit is receivable, income for which no income tax expense is payable, tax losses that cannot be carried forward and different tax rates of subsidiaries

F-
6
0

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

17.	INCOME TAXES - continued

operating in other jurisdictions for the relevant years together with the effects of profits generated by gaming operations being exempted from Philippine Corporate Income Tax for the year ended December 31, 2022 and the effects of profits generated by gaming operations being exempted from Philippine Corporate Income Tax and change in income tax rate for the year ended December 31, 2021.
The net deferred tax liabilities as of December 31, 2022 and 2021 consisted of the following:

	December 31,
	2022	2021
Deferred tax assets
Net operating losses carried forward	$206,079	$190,779
Depreciation and amortization	76,272	70,110
Lease liabilities	30,492	48,887
Others	13,052	4,159

Sub-total	325,895	313,935

Valuation allowances	(299,620)	(267,316)

Total deferred tax assets	26,275	46,619

Deferred tax liabilities
Right-of-use assets	(10,413)	(25,817)
Land use rights	(44,434)	(45,963)
Intangible assets	(505)	(505)
Unrealized capital allowances	(4,279)	(5,141)
Others	(5,683)	(6,194)

Total deferred tax liabilities	(65,314)	(83,620)

Deferred tax liabilities, net	$(39,039)	$(37,001)

As of December 31, 2022 and 2021, valuation allowances of $299,620 and $267,316 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2022, adjusted operating tax losses carried forward of $6,978 have no expiry date and the remaining tax losses amounting to $1,485,226 will expire by 2023 through 2032. Adjusted operating tax losses carried forward of $326,749 expired during the year ended December 31, 2022.
Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
Aggregate undistributed earnings of certain of Melco’s foreign subsidiaries available for distribution to Melco of approximately $745,425 and $846,735 as at December 31, 2022 and 2021, respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to Melco. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, Melco would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $89,449 and $101,608 as at December 31, 2022 and 2021, respectively.

F-
6
1

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

17.	INCOME TAXES - continued

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is presented as follows:

	Year Ended December 31,
	2022	2021	2020
At beginning of year	$16,342	$15,132	$7,504
Additions based on tax positions related to current year	6,810	2,028	8,057
Reductions due to expiry of the statute of limitations	(212)	(818)	(429)

At end of year	$22,940	$16,342	$15,132

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $22,940 and $16,342 as of December 31, 2022 and 2021, respectively.
As of December 31, 2022 and 2021, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.
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
2006 Share Incentive Plan
Melco adopted a share incentive plan in 2006 (“2006 Share Incentive Plan”), as amended, for grants of share options and nonvested shares of Melco’s ordinary shares to eligible directors, employees and consultants of the Company and its affiliates. The maximum term of an award was 10 years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2006 Share Incentive Plan was 100,000,000 over 10 years. Melco adopted a share incentive plan in 2011 (“2011 Share Incentive Plan”) and a share incentive plan in 2021 (“2021 Share Incentive Plan”)
as described below and no further awards would be granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan which was terminated on December 6, 2021. All subsequent awards will be issued under the 2021 Share Incentive Plan.
Share Options
As of December 31, 2022 and 2021, there were no outstanding share options under the 2006 Share Incentive Plan.
The following information is provided for share options under the 2006 Share Incentive Plan:

	Year Ended December 31,
	2022	2021	2020
Proceeds from the exercise of share options	$—	$2,756	$397

Intrinsic value of share options exercised	$—	$7,370	$747

F-6
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
2006 Share Incentive Plan
 - continued
Share Options
 - continued

As of December 31, 2022, there were no unrecognized compensation costs related to share options under the 2006 Share Incentive Plan.
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
Melco adopted the 2021 Share Incentive Plan as described below, effective on December 6, 2021 (also the termination date of the 2011 Share Incentive Plan). Upon the termination of the 2011 Share Incentive Plan, no further awards may be granted under the 2011 Share Incentive Plan but the provisions of such plan shall remain in full force and effect in all other respects for any awards granted prior to the date of the termination of such plan.
Share Options
There were no share options granted under the 2011 Share Incentive Plan during the year ended December 31, 2022. During the years ended December 31, 2021 and 2020, the exercise prices for share options granted under the 2011 Share Incentive Plan were determined at the market closing prices of Melco’s ADS trading on the Nasdaq Global Select Market on the dates of grant. These share options became exercisable over vesting periods of two to three years. The share options granted expire 10 years from the date of grant.
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
The fair values of share options granted under the 2011 Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions:

	Year Ended December 31,
	2021	2020
Expected dividend yield	2.50%	3.10%
Expected stock price volatility	45.46%	43.50%
Risk-free interest rate	1.00%	0.43%
Expected term (years)	5.6	5.6

F-6
3

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
2011 Share Incentive Plan
 - continued
Share Options
 - continued

A summary of the share options activity under the 2011 Share Incentive Plan for the year ended December 31, 2022, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2022	30,696,106	$6.07
Forfeited or expired	(1,773,409)	5.49
Cancelled under Option Exchange Program	(26,076,978)	6.13

Outstanding as of December 31, 2022	2,845,719	$5.89	6.13	$—

Fully vested and expected to vest as of December 31, 2022	2,845,719	$5.89	6.13	$—

Exercisable as of December 31, 2022	2,262,303	$6.02	5.72	$—

The following information is provided for share options under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2022	2021	2020
Weighted average grant date fair value	$—	$2.28	$1.21

Proceeds from the exercise of share options	$—	$4,345	$664

Intrinsic value of share options exercised	$—	$1,655	$129

As of December 31, 2022, there were $132 unrecognized compensation costs related to share options under the 2011 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.06 years.
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
(In thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
2011 Share Incentive Plan
 - continued
Restricted Shares
 - continued

the date of grant, were recognized as deemed distribution to Melco International in respect of share-based compensation against retained earnings over the vesting period. Deemed distribution to Melco International in respect of these restricted shares of $143 and $136 were recognized during the years ended December 31, 2022 and 2021, respectively. The reimbursement from Melco International of $279 for restricted shares granted to employees of an affiliated company were recognized as an increase in additional paid-in
capital of the Company as deemed contribution from Melco International in respect of these restricted shares, with a corresponding increase in receivable from affiliated companies in the consolidated balance sheet.
There were no restricted shares granted under the 2011 Share Incentive Plan during the year ended December 31, 2022. Other than the restricted shares granted under the 2020 Bonus Shares as described above, the grant date fair values for restricted shares granted under the 2011 Share Incentive Plan during the years ended December 31, 2021 and 2020, with vesting periods of generally three months to three years, were determined with reference to the market closing prices of Melco’s ADS trading on the Nasdaq Global Select Market on the dates of grant.
A summary of the restricted shares activity under the 2011 Share Incentive Plan for the year ended December 31, 2022, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2022	18,531,384	$5.35
Vested	(10,282,560)	5.29
Forfeited	(543,504)	5.57

Unvested as of December 31, 2022	7,705,320	$5.42

The following information is provided for restricted shares under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2022	2021	2020
Weighted average grant date fair value	$—	$6.07	$4.17

Grant date fair value of restricted shares vested	$54,424	$43,533	$20,317

As of December 31, 2022, there were $13,119 unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.05 years.
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
(In thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
2021 Share Incentive Plan
 - continued

maximum aggregate number of ordinary shares to be available for all awards under the 2021 Share Incentive Plan may be increased from time to time, provided that the maximum aggregate number of Melco’s ordinary shares which may be issued upon exercise of options granted under the 2021 Share Incentive Plan shall not be more than 10% of the total number of the issued share capital of Melco on the date the new plan limit is approved by the shareholders of Melco International in accordance with the applicable listing rules in Hong Kong. As of December 31, 2022, there were 115,536,483 ordinary shares available for grants of various share-based awards under the 2021 Share Incentive Plan.
Share Options
During the year ended December 31, 2022, the exercise prices for share options granted under the 2021 Share Incentive Plan were determined at the market closing prices of Melco’s ADS trading on the Nasdaq Global Select Market on the dates of grant. These share options became exercisable over vesting periods of one to three years. The share options granted expire 10 years from the date of grant. There were no
share options granted under the 2021 Share Incentive Plan during the year ended December 31, 2021.
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
The fair values of share options granted under the 2021 Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions:

Year Ended December 31, 2022
Expected dividend yield	2.50%
Expected stock price volatility	51.00%
Risk-free interest rate	2.69%
Expected term (years)	5.1
On March 28, 2022, the compensation committee of Melco approved a proposal to allow for an option exchange program, designed to provide the eligible participants an opportunity to exchange certain outstanding underwater share options for new share options and new restricted shares to be granted, subject to the eligible participants’ consent (the “Option Exchange Program”). The share options eligible for exchange under the Option Exchange Program were those that were granted during the years from 2012 to 2021 under the 2011 Share Incentive Plan, including those unvested, or vested but not exercised or the unexercised share options granted in 2012 but expired in March 2022. The Option Exchange Program became unconditional and effective on April 15, 2022, the date Melco accepted the eligible participants’ consent (the “Modification Date”), with a total of 26,076,978 eligible share options were tendered and surrendered by eligible participants (the “Cancelled Share Options”) and Melco granted an aggregate of 2,486,241 new share options (the “Replacement Share Options”) and 5,912,547 new restricted shares (the “Replacement Restricted Shares”) under the 2021 Share Incentive Plan. The Replacement Share Options

F-
6
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
2021 Share Incentive Plan
 - continued
Share Options
 - continued

and Replacement Restricted Shares have vesting
periods of one to two years.
The Replacement Share Options expire 10 years from April 6, 2022. A total incremental share-based compensation expense resulting from the Option Exchange program was approximately $3,306, representing the excess of (i) the fair value of certain Replacement Share Options measured using the Black-Scholes valuation model on the Modification Date; and (ii) the fair value of certain Replacement Restricted Shares determined with reference to the market closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the Modification Date, over the fair value of the Cancelled Share Options that were granted during 2013 to 2021 immediately before the exchange. The incremental share-based compensation expenses and the unrecognized compensation costs remaining from the Cancelled Share Options are being recognized over the new vesting periods of the Replacement Share Options and Replacement Restricted Shares. The weighted average fair value of the Replacement Share Options at the Modification Date was $0.82.
The fair values of the Replacement Share Options granted under the 2021 Share Incentive Plan were estimated on the Modification Date using the following weighted average assumptions:

Expected dividend yield	2.50%
Expected stock price volatility	52.50%
Risk-free interest rate	2.75%
Expected term (years)	4.6
A summary of the share options activity under the 2021 Share Incentive Plan for the year ended December 31, 2022, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding as of January 1, 2022	—	$—
Granted	2,874,285	2.47
Granted under the Option Exchange Program	2,486,241	2.47

Outstanding as of December 31, 2022	5,360,526	$2.47	9.26	$7,326

Expected to vest as of December 31, 2022	5,360,526	$2.47	9.26	$7,326

Exercisable as of December 31, 2022	—	$—	—	$—

There were no share options exercised under the 2021 Share Incentive Plan during the year ended December 31, 2022. During the year ended December 31, 2022, the weighted average grant date fair value for share options (excluding the option granted under the Option Exchange Program) under the 2021 Share Incentive Plan was $0.94.

F-
6
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
2021 Share Incentive Plan
 - continued
Share Options
 - continued

As of December 31, 2022, there were $3,247 unrecognized compensation costs related to share options under the 2021 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.89 years.
Restricted Shares
Certain restricted shares were approved by Melco be granted under the 2021 Share Incentive Plan to the eligible management personnel of the Company and its affiliated company in lieu of the 2021 bonus for their services performed during 2021. A total of 4,578,543 restricted shares were granted and vested immediately on April 6, 2022 (the “2021 Bonus Shares”) with the grant date fair value of $7.40 per ADS or $2.47 per share, which was the closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the date of grant. Based on the estimated bonus amount, share-based compensation expenses of $10,929, of which $729 were capitalized, were recognized for the restricted shares granted to the management personnel rendered services to the Company and deemed distribution to Melco International in respect of the restricted shares granted to employees of an affiliated company of $272 was recognized during the year ended December 31, 2021.
Certain restricted shares were approved by Melco be granted under the 2021 Share Incentive Plan to the eligible management personnel of the Company in lieu of the 2022 bonus for their services performed during 2022 (the “2022 Bonus Shares”). The 2022 Bonus Shares are expected to be granted in April 2023 and vest immediately on its grant date. Based on the estimated bonus amount, share-based compensation expenses of $17,926, of which $680 were capitalized, were recognized for such grant during the year ended December 31, 2022.
Other than the restricted shares granted under the 2021 Bonus Shares as described above, the fair values for restricted shares granted under the 2021 Share Incentive Plan during the year ended December 31, 2022, with vesting periods of generally five months
to

three years
,
were determined with reference to the market closing prices of Melco’s ADS trading on the Nasdaq Global Select Market on the dates of grant or the Modification Date. There we re
no
restricted shares granted under the 2021 Share Incentive Plan during the year ended December 31, 2021.
A summary of the restricted shares activity under the 2021 Share Incentive Plan for the year ended December 31, 2022, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date or Modification Date Fair Value
Unvested as of January 1, 2022	—	$—
Granted	19,282,521	2.35
Granted under the Option Exchange Program	5,912,547	2.27
Vested	(5,574,357)	2.33
Forfeited	(437,283)	2.40

Unvested as of December 31, 2022	19,183,428	$2.33

F-
6
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
2021 Share Incentive Plan
 - continued
Restricted Shares
 - continued

The grant
date fair value of restricted shares vested under the 2021 Share Incentive Plan during the year ended December 31, 2022 was $12,967.
As of December 31, 2022, there were $28,876 unrecognized compensation costs related to restricted shares under the 2021 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.93 years.

MRP Share Incentive Plan
MRP
adopted
a share incentive plan (the “MRP Share Incentive Plan”), effective on June 24, 2013, which has been subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase MRP common shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of MRP and its subsidiaries, and the Company and its affiliates. The maximum term of an award is 10 years from the date of grant. The maximum aggregate number of common shares to be available for all awards under the MRP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MRP from time to time over 10 years. On April 24, 2019 and June 24, 2019, the board and the shareholders of MRP approved an amendment to the Amended Articles of Incorporation of MRP, respectively, whereby, without changing the total amount of the authorized capital stock, the par value per MRP common share was increased from PHP1 (equivalent to $0.02) per share to PHP500,000 (equivalent to $9,857) per share, thereby decreasing the total number of MRP common shares on a pro-rata
basis (“Reverse Stock Split”). The Reverse Stock Split was approved by the Philippine Securities and Exchange Commission (the “Philippine SEC”) on May 12, 2020. As of December 31, 2022, there were 305 MRP common shares available for grants of various share-based awards under the MRP Share Incentive Plan. All share and per share data of MRP common shares relating to the transactions carried out before May 12, 2020 as disclosed in the accompanying consolidated financial statements, represent the number of shares or value per share of MRP common shares before the Reverse Stock Split.
On May 22, 2019, MRP offered to all eligible participants of the MRP Share Incentive Plan the option to retire all outstanding equity awards, including the unvested share options, vested but unexercised share options and unvested restricted shares (collectively, the “MRP Outstanding Awards”) by the payment of cash to the eligible participants (the “MRP SIP Retirement Arrangements”) in light of the delisting of the MRP. The acquiescence of such MRP SIP Retirement Arrangements was obtained from the Philippine SEC on May 17, 2019. As a result of all eligible participants electing to participate in the MRP SIP Retirement Arrangements, all the MRP Outstanding Awards, including a total of 15,971,173 outstanding share options (including both unvested and vested but unexercised share options) and 29,068,424 outstanding restricted shares under the MRP Share Incentive Plan, were irrevocably cancelled and extinguished pursuant to the MRP SIP Retirement Arrangements on May 31, 2019.
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
(In thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
MRP Share Incentive Plan
 - continued

determined using the Black-Scholes valuation model. The weighted average fair value of the share options at the modification date was
PHP4.23 (equivalent to $0.08) per option.
All accrued liability associated with the cash-settled share options and restricted shares in accordance with the original vesting schedules was fully vested and settled during the year ended December 31, 2021
.

No
f
air
value gain or loss on remeasurement of the liability associated with the cash-settled share options and restricted shares was recognized for the years ended December 31, 2021 and 2020.
Share Options
As of December 31, 2022 and 2021, there were no outstanding share options under the MRP Share Incentive Plan.
There were no share options granted or exercised under the MRP Share Incentive Plan during the years ended December 31, 2022, 2021 and 2020.
During the years ended December 31, 2021 and 2020, MRP paid $87 and $495 to settle the vested share options that are classified as cash-settled awards under the MRP Share Inventive Plan, respectively.
As of December 31, 2022, there were no unrecognized compensation costs related to share options under the MRP Share Incentive Plan.
Restricted Shares
As of December 31, 2022 and 2021, there were no unvested restricted shares under the MRP Share Incentive Plan.
There were no restricted shares granted under the MRP Share Incentive Plan during the years ended December 31, 2022, 2021, and 2020.
The following information is provided for restricted shares under the MRP Share Incentive Plan:

	Year Ended December 31,
	2022	2021	2020
Grant date fair value of restricted shares vested	$—	$351	$1,030

During the years ended December 31, 2021 and 2020, MRP paid $346 and $871 to settle the vested restricted shares that are classified as cash-settled awards under the MRP Share Incentive Plan, respectively.
As of December 31, 2022, there were no unrecognized compensation costs related to restricted shares under the MRP Share Incentive Plan.
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

F-
7
0

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
Melco International Share Incentive Plan
 - continued

Company, to the extent of services received by the Company, are recognized in the accompanying consolidated statements of operations with a corresponding increase in additional paid-in
capital, representing capital contribution from Melco International.
Share Options
A summary of the share options activity under the Melco International Share Incentive Plan for the year ended December 31, 2022, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2022	14,200,000	$2.43

Outstanding as of December 31, 2022	14,200,000	$2.43	6.69	$—

Fully vested as of December 31, 2022	14,200,000	$2.43	6.69	$—

Exercisable as of December 31, 2022	14,200,000	$2.43	6.69	$—

There were no share options granted or exercised under the Melco International Share Incentive Plan during the years ended December 31, 2022, 2021 and 2020.
As of December 31, 2022, there were no unrecognized compensation costs related to share options under the Melco International Share Incentive Plan.
Restricted Shares
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

F-7
1

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

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

A summary of the restricted shares activity under the Melco International Share Incentive Plan for the year ended December 31, 2022, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2022	1,626,000	$2.43
Vested	(1,626,000)	2.43

Unvested as of December 31, 2022	—	$—

During the years ended December 31, 2022, 2021 and 2020, the grant date fair value of restricted shares vested under the Melco International Share Incentive Plan were $3,948, $3,953 and $3,979, respectively.
There were no restricted shares granted under the Melco International Share Incentive Plan during the years ended December 31, 2022, 2021 and 2020.
As of December 31, 2022, there were no unrecognized compensation costs related to restricted shares under the Melco International Share Incentive Plan.
The share-based compensation expenses for the Company were recognized as follows:

	Year Ended December 31,
	2022	2021	2020
Share-based compensation expenses:
2011 Share Incentive Plan	$38,823	$53,466	$49,579
2021 Share Incentive Plan	32,803	10,929	—
MRP Share Incentive Plan	—	108	671
Melco International Share Incentive Plan	2,865	6,641	7,021

Total share-based compensation expenses	74,491	71,144	57,271
Less: Share-based compensation expenses capitalized in property and equipment	(2,682)	(3,187)	(2,879)

Share-based compensation expenses recognized in general and administrative expenses	$71,809	$67,957	$54,392

F-7
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

19.	EMPLOYEE BENEFIT PLANS
The Company operates defined contribution fund schemes in different jurisdictions, which allow eligible employees to participate in defined contribution plans (the “Defined Contribution Fund Schemes”). The Company either contributes a fixed percentage of the eligible employees’ relevant income, a fixed amount or an amount which matches the contributions of the employees up to a certain percentage of relevant income to the Defined Contribution Fund Schemes. The Company’s contributions to the Defined Contribution Fund Schemes are vested with employees in accordance to vesting schedules, achieving full vesting ranging from upon contribution to 10 years from the date of employment effective in April 2021. The Defined Contribution Fund Schemes were established under trusts with the fund assets being held separately from those of the Company by independent trustees.
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
During the years ended December 31, 2022, 2021 and 2020, the Company’s contributions into the defined contribution retirement benefits schemes were $26,688, $26,984 and $30,310, respectively.

20.	DISTRIBUTION OF PROFITS
All subsidiaries of Melco incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2022 and 2021, the aggregate balance of the reserves amounted to $31,524 and $31,524, respectively.
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
Pursuant to a memorandum of agreement entered into by a subsidiary of Melco with the Philippine Parties as described below and certain of its subsidiaries in 2012 for the development of City of Dreams Manila, the

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

22.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

relevant parties of the Licensees as described below and certain of its subsidiaries entered into the following agreements which became effective on March 13, 2013 and end on the date of expiry of the Regular License as described below, currently expected to be on July 11, 2033, unless terminated earlier in accordance with the respective terms of the individual agreements.

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
(In thousands, except share and per share data)

22.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

(d)	MRP Lease Agreement - continued

certain of the building structures for City of Dreams Manila. The leased property is used by Melco Resorts Leisure and any of its affiliates exclusively as a hotel, casino and resort complex.
As a result of the disruptions and impact caused by the
COVID-19
outbreak, on March 22, 2021
, Melco Resorts Leisure and Belle entered into a supplemental agreement to the MRP Lease Agreement to make certain adjustments to the rental payments paid or payable by Melco Resorts Leisure for 2020 and 2021.
On August 19, 2022 and October 31, 2022, Melco Resorts Leisure and Belle entered into supplemental agreements to the MRP Lease Agreement to make certain adjustments to the rental payments paid or payable by Melco Resorts Leisure from 2022 to 2033.

23.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments
As of December 31, 2022, the Company had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams and Cyprus Operations totaling $78,497.

(b)	Other Commitments
Gaming Subconcession — Macau
On September 8, 2006, the Macau government granted a gaming subconcession to Melco Resorts Macau to operate its gaming business in Macau which expired on June 26, 2022 and was extended to December 31, 2022. Pursuant to the gaming subconcession agreement, Melco Resorts Macau committed to pay the Macau government the following:

i)	A fixed annual premium of MOP30,000 (equivalent to $3,730).

ii)	A variable premium depending on the number and type of gaming tables and gaming machines that Melco Resorts Macau operates. The variable premium is calculated as follows:

•	MOP300 (equivalent to $37) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kinds of games or to certain players;

•	MOP150 (equivalent to $19) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kinds of games or to certain players; and

•	MOP1 (equivalent to $0.1) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	A special gaming tax of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

iv)
A sum of up to
4% of the gross revenues of the gaming business operations to utilities designated by the Macau government (a portion of which must be used for promotion of tourism in Macau) on a monthly basis.

F-7
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Other Commitments - continued
Gaming Subconcession — Macau
 - continued

v)
Melco Resorts Macau was required to maintain a guarantee issued by a Macau bank in favor of the Macau government for a maximum amount of MOP300,000 (equivalent to $37,296) until the 180 th
day after the termination date of the gaming subconcession. This bank guarantee was not enforceable with effect from January 1, 2023 and was released in January 2023.

As a result of the bank guarantee issued by the bank to the Macau government as disclosed in Note 23(b)(v) above, a sum
 o
f 1.75
% per annum of the guarantee amount w
as
 payable by Melco Resorts Macau quarterly to the bank.
On September 20, 2022, Melco Resorts Macau provided a bank guarantee issued by a Macau bank in favor of the Macau government in an amount of MOP820,000 (equivalent to $101,942) to guarantee the satisfaction of any labor liabilities upon expiry of the subconcession and an aggregate sum of
0.9
% per annum of MOP410,000
(equivalent to $50,971) was payable by Melco Resorts Macau quarterly to the bank. This bank guarantee was not enforceable with effect from January 1, 2023 and was released in January 2023
.
Concession — Macau
Under the Concession awarded by the Macau government to Melco Resorts Macau on December 16, 2022, Melco Resorts Macau is obligated to pay the Macau government the following:

i)	A fixed annual premium of MOP30,000 (equivalent to $3,730).

ii)
A variable annual premium depending on the number and type of gaming tables (subject to a minimum of 500 tables) and electronic gaming machines (subject to a minimum of 1,000) that Melco Resorts Macau operates. The variable annual premium is calculated

a
s follows:

•	MOP300 (equivalent to $37) per year for each gaming table reserved exclusively to certain kinds of games or players;

•	MOP150 (equivalent to $19) per year for each gaming table not reserved exclusively to certain kinds of games or players; and

•	MOP1 (equivalent to $0.1) per year for each electronic gaming machine.

iii)
Under the terms of the Macau gaming law and the Concession, the gaming and gaming support areas and equipment and utensils have been transferred by the Macau government to Melco Resorts Macau for use in its operations during the Concession for a fee of MOP0.75 (equivalent to $0.1) per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession. The fee will increase to MOP2.5 (equivalent to $0.3) per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession.

iv)	A special gaming tax of an amount equal to 35% of gross gaming revenue on a monthly basis.

v)
Contributions of 2% and 3% of gross gaming revenue to a public fund, and to urban development, touristic promotion and social security, respectively on a monthly basis. These contributions may be waived or reduced with respect to gross gaming revenue generated by foreign patrons under certain circumstances.

F-
7
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Other Commitments - continued
Concession — Macau
 - continued

vi)
A special premium in the event the average gross gaming revenue of Melco Resorts Macau’s gaming tables does not reach the annual minimum of MOP7,000 (equivalent to $870) and the average gross gaming revenue of the electronic gaming machines does not reach the annual minimum of MOP300 (equivalent to $37). The amount of the special premium is equivalent to the difference between the amount of the special gaming tax paid by Melco Resorts Macau and the amount that would be paid under the annual minimum set average gross gaming revenue for gaming tables and electronic gaming machines.

vii)
Melco Resorts Macau must maintain a guarantee issued by a Macau bank in favor of the Macau government in the amount of MOP1,000,000 (equivalent to $124,319) until 180 days after the earlier of the expiration and termination of the Concession to guarantee its performance of certain of its legal and contractual obligations, including labor obligations
.

As a

result of the bank guarantee issued by the bank to the Macau government as disclosed in Note 23(b)(vii) above, a sum of
0.03% per annum of the guarantee amount
is
payable by Melco Resorts Macau yearly to the bank.
In addition, under the Concession, it requires i) the registered share capital and net asset value of Melco Resorts Macau cannot be less than MOP5,000,000 (equivalent to $621,597
); and ii) the managing director of Melco Resorts Macau must be a permanent resident of the Macau and must hold at least
15% of the registered share capital of Melco Resorts Macau. Melco Resorts Macau is compliant with these requirements.
Committed investment
In connection with the Concession, Melco Resorts Macau has undertaken to carry out investment in the overall amount of MOP11,823,700 (equivalent to $1,469,916). The investment plan include
s
gaming and non-gaming related projects in the expansion of foreign market patrons, conventions and exhibitions, entertainment shows, sports events, art and culture, health and well-being, thematic entertainment, gastronomy, community and maritime tourism and others. Out of the total investment amount referred to above, MOP10,008,000 (equivalent to $1,244,189) will be applied to non-gaming related projects, with the balance applied to gaming related projects.
Melco Resorts Macau has undertaken to carry out incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003,000 (equivalent to $249,012), in the event the Macau government annual gross gaming revenue reaches MOP180,000,000 (equivalent to $22,377,500) (the “Incremental Investment Trigger”). This incremental investment amount is reduced to 16%, 12%, 8%, 4% of the initial non-gaming investment amount or ni
l, if the Incremental Investment Trigger occurs in year 6, year 7, year 8, year 9 or year 10 of the Concession, respectively.
Regular License — Philippines
Other commitments required by PAGCOR under the Regular License are as follows:

•	To secure a surety bond in favor of PAGCOR in the amount of PHP100,000 (equivalent to $1,782) to ensure prompt and punctual remittances/payments of all license fees.
F-
7
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Other Commitments - continued
Regular License — Philippines
 - continued

•
License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25%
non-high
roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operations. The license fees are inclusive of the 5% franchise tax under the terms of the PAGCOR charter. In October 2021, certain terms under the Regular License were amended to include the monthly minimum guarantee fee of PHP300 (equivalent to $5) on certain games under the 25%
non-high
roller tables effective on March 15, 2022. This monthly minimum guarantee fee was discontinued in June 2022, but was reinstated on March 2, 2023 after the new and amended terms have been agreed to and finalized by the Licensees and PAGCOR.

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

•
Grounds for revocation of the Regular License, among others, are as follows: (a) failure to comply with material provisions of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) the holder has become bankrupt or insolvent; and (d) if the debt-to-equity
ratio is more than 70:30. As of December 31, 2022 and 2021, MPHIL Holdings Group, as one of the Licensee parties, has complied with the required debt-to-equity
ratio under the definition as agreed with PAGCOR.

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

i)
Annual license fee for the temporary casino and integrated casino resort of Euros (“EUR”) 2,500 (equivalent to $2,676) per year for the first four years, and EUR5,000 (equivalent to $5,352) per year for the next four years. Upon the completion of the eight years and thereafter every four years during the term of the Cyprus License, the Cyprus government may review the annual license fee, with minimum of EUR5,000 (equivalent to $5,352) per year and any increase in the annual license

F-
7
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Other Commitments - continued
Gaming License — Cyprus
 - continued

fee may not exceed 20% of the annual license fee paid annually during the previous four-year period.

ii)	Aggregate annual license fee for three operating satellite casinos of EUR2,000 (equivalent to $2,141).

iii)	A casino tax of an amount equal to 15% of the gross gaming revenue on a monthly basis and the rate shall not be increased during the period of exclusivity for the Cyprus License.

iv)
If the Cyprus Subsidiary fails to open the integrated casino resort by the opening date, as defined in the Cyprus License as April 30, 2021 which was further extended to September 30, 2022 based on the approval of the Steering Committee and the Council of Ministers in Cyprus made in February 2021 (the “Opening Date”), the Cyprus Subsidiary shall pay to the Cyprus government the amount of EUR10 (equivalent to $11) for each day the integrated casino resort remains unopened past the Opening Date, up to a maximum of EUR1,000 (equivalent to $1,070). If the integrated casino resort does not open for 100 business days past the Opening Date, the Cyprus government may terminate the Cyprus License. In February 2023, the Company was informed that the Council of Ministers of the Cyprus government approved an extension of the deadline to open City of Dreams Mediterranean under the terms of the Cyprus License to June 30, 2023.

Studio City Land Concession — Macau
In accordance with the Studio City land concession and the further extension granted by the Macau government as announced by Studio City International in May 2022, the land on which Studio City is located must be fully developed by June 30, 2023.

(c)	Guarantees
Except
 as disclosed in Notes 13 and 23(b), the Company has made the following significant guarantees as of December 31, 2022:

•
Melco Resorts Macau issued a promissory note (“Livrança”) of MOP550,000 (equivalent to $68,376
) to a bank in respect of the bank guarantee issued to the Macau government under its gaming subconcession. This promissory note was not enforceable with effect from January 1, 2023 and was released in January 2023.

•
Melco Resorts Macau issued a promissory note (“Livrança”) of MOP820,000 (equivalent to $101,942) to a bank in respect of the bank guarantee issued on September 2
0
, 2022 to the Macau government
as disclosed in Note 23(b).

This promissory note was not enforceable with effect from January 1, 2023 and was released in January 2023
.

•	Melco entered into two deeds of guarantee with third parties amounting to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•
In October 2013, one of the Melco’s subsidiaries entered into a trade credit facility agreement for HK$200,000 (equivalent to $25,610) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on

F-
79

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Guarantees - continued

August 31, 2021 was further extended to August 31, 2023, and is guaranteed by Studio City Company. As of December 31, 2022, approximately $640 of the Trade Credit Facility had been utilized.

•	Melco Resorts Leisure issued a corporate guarantee of PHP100,000 (equivalent to $1,782) to a bank in respect of a surety bond issued to PAGCOR as disclosed in Note 23(b) under Regular License.

(d)	Litigation
On December 7, 2021, the Independent Liquor and Gaming Authority in Australia (“ILGA”) commenced proceedings in the Supreme Court of New South Wales against Melco and six individual directors and/or officers of Melco, principally seeking a payment of
AUD3,676 (equivalent to $2,664) together with (i) the corresponding interest on such amount from August 3, 2020 to the date of judgment, and (ii) ILGA’s legal costs in the proceedings by ILGA allegedly associated with its seeking in its assessment of whether a major change was proposed or occurred as a result of Melco’s acquisition of shares in Crown in 2019. Based on the progress of such proceedings to date, the Company is currently unable to determine the range of reasonably possible losses, if any, and believes that the outcomes of such proceedings will have no material financial impact on the Company. No provision for disputed costs has been made in these consolidated financial statements.
As of December 31, 2022, the Company was a party to certain other legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s consolidated financial statements as a whole.

24.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2022, 2021 and 2020, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2022	2021	2020
Transactions with affiliated companies

Melco International and its subsidiaries	Revenues and income (services provided by the Company):
	Shared service fee income for corporate office	$2,188	$1,345	$1,521
	Loan interest income	16,133	—	—
	Costs and expenses (services provided to the Company):
	Management fee expenses (1)	1,394	1,749	1,477
	Share-based compensation expenses (2)	2,865	6,641	7,021
Notes
(1)	The amount mainly represents management fee expenses for the services provided by the senior management of Melco International and for the operation of the office of Melco’s Chief Executive Officer.

F-8
0

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

24.	RELATED PARTY TRANSACTIONS - continued

(2)
The amount represents the share-based compensation expenses related to the grant of certain share-based awards under the Melco International Share Incentive Plan to an employee of the Company. Further information on the share-based compensation arrangements is included in Note 18.

Other Related Party Transactions
As of December 31, 2022, Mr. Lawrence Yau Lung Ho
, Melco’s Chief Executive Officer
,
and his controlled entity; and an independent director of Melco held an aggregate principal amount of $60,000 and $8,500 senior notes issued by the subsidiaries of Melco, respectively. As of December 31, 2021, Mr. Lawrence Yau Lung Ho and his controlled entity; and an independent director of Melco held an aggregate principal amount of $60,000 and $5,500 senior notes issued by the subsidiaries of Melco, respectively.
During
the year ended December 31, 2022, total interest expenses of $3,300 and $497 in relation to the senior notes issued by subsidiaries of Melco, were paid o
r
 payable to Mr. Lawrence Yau Lung Ho and his controlled entity; and an independent director of Melco, respectively.

During the year ended December 31, 2021, total interest expenses of $4,494 and $316 in relation to the senior notes issued by subsidiaries of Melco, were paid or payable to Mr. Lawrence Yau Lung Ho and his controlled entity; and an independent director of Melco, respectively. During the year ended December 31, 2020, total interest expenses of $1,740 and $258 in relation to the senior notes issued by subsidiaries of Melco, were paid or payable to Mr. Lawrence Yau Lung Ho and his controlled entity; and an independent director of Melco, respectively.

(a)	Receivables from Affiliated Companies
The outstanding balances mainly arising from operating income or prepayment of operating expenses on behalf of the affiliated companies as of December 31, 2022 and 2021 are unsecured, non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2022	2021
Melco International and its subsidiaries and joint venture	$563	$384
Other	67	—

	$630	$384

(b)	Payables to Affiliated Companies
The outstanding balances mainly arising from operating expenses and expenses paid by affiliated companies on behalf of the Company as of December 31, 2022 and 2021, are unsecured, non-interest bearing and repayable on demand with details as follows:

	December 31,
	2022	2021
Subsidiaries of Melco International	$761	$1,536
Other	—	12

	$761	$1,548

F-8
1

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

24.	RELATED PARTY TRANSACTIONS - continued

(c)	Receivables from an Affiliated Company, Non-current
On March 28, 2022, Melco entered into a facility agreement (the “Facility Agreement”) with Melco International pursuant to which a $250,000 revolving loan facility was granted by Melco as lender to Melco International as borrower for a period of 12 months after the first utilization date (the last day of such period being the “Final Repayment Date”). Melco International could request utilization of all or part of the loan from the date of the Facility Agreement until one month prior to the Final Repayment Date for general corporate purposes of Melco International and its subsidiaries (excluding the Company). Principal amounts outstanding under the Facility Agreement bore interest at an annual rate of 11%, with outstanding principal amounts and accrued interest payable by Melco International on the Final Repayment Date. On December 30, 2022, Melco and Melco International agreed to amend the Final Repayment Date to June 30, 2024, subject to certain conditions. As of December 31, 2022, the outstanding principal amount under the Facility Agreement was
 $200,000 and the remaining outstanding balance mainly represent ed
 the accrued interest payable. No part of the amounts will be repayable within the next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current
assets in the accompanying consolidated balance sheets.
In March 2023, the Facility Agreement was terminated following the settlement of all amounts under the Facility Agreement due by Melco International to Melco in January and March 2023 as disclosed in Note 27(b).

25.	SEGMENT INFORMATION
The Company is principally engaged in the gaming and hospitality business in Asia and Europe and its principal operating and developmental activities occur in three
 geographic areas: Macau, the Philippines and Cyprus. The Company monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha, Altira Macau, City of Dreams, Studio City, City of Dreams Manila and Cyprus Operations. Japan development projects, including Japan Ski Resort, are included in the Corporate and Other category. Effective from June 27, 2022, the Grand Dragon Casino, which was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment as a result of the change of terms of the right-to-use
agreement for the Grand Dragon Casino. Grand Dragon Casino’s total assets of $
4,966 and $2,990 were included the Corporate and Other segment as of December 31, 2021 and 2020, respectively. Grand Dragon Casino’s operating revenues $24,189 and $18,345 were included the Corporate and Other segment during the years ended December 31, 2021 and 2020, respectively.

F-8
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

25.	SEGMENT INFORMATION - continued
The Company’s segment information for total assets and capital expenditures is as follows:

Total Assets	December 31,
	2022	2021	2020
Macau:
Mocha and Other	$122,499	$121,214	$132,304
Altira Macau	239,575	266,161	307,657
City of Dreams	2,641,875	2,942,233	3,288,051
Studio City	3,924,262	3,668,526	3,407,884

Sub-total	6,928,211	6,998,134	7,135,896

The Philippines:
City of Dreams Manila	381,579	576,794	613,664

Cyprus:
Cyprus Operations	565,663	451,771	326,047

Corporate and Other	1,426,331	856,991	945,360

Total consolidated assets	$9,301,784	$8,883,690	$9,020,967

Capital Expenditures	Year Ended December 31,
	2022	2021	2020
Macau:
Mocha and Other	$1,704	$1,368	$3,490
Altira Macau	3,303	6,123	11,519
City of Dreams	21,684	52,520	119,014
Studio City	429,362	505,783	214,625

Sub-total	456,053	565,794	348,648

The Philippines:
City of Dreams Manila	4,986	22,912	15,622

Cyprus:
Cyprus Operations	131,419	186,361	74,523

Corporate and Other	5,956	7,083	25,460

Total capital expenditures	$598,414	$782,150	$464,253

F-
8
3

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 -
continued
(In thousands, except share and per share data)

25.	SEGMENT INFORMATION - continued

The Company’s segment information and reconciliation to net loss attributable to Melco Resorts & Entertainment Limited is as follows:

	Year Ended December 31,
	2022	2021	2020
Operating revenues
Macau:
Mocha and Other	$76,403	$84,954	$65,322
Altira Macau	32,615	56,205	108,854
City of Dreams	559,684	1,146,919	985,619
Studio City	175,983	372,277	266,522

Sub-total	844,685	1,660,355	1,426,317

The Philippines:
City of Dreams Manila	396,392	268,597	224,688

Cyprus:
Cyprus Operations	91,255	52,631	51,005

Corporate and Other	17,645	30,773	25,913

Total operating revenues	$1,349,977	$2,012,356	$1,727,923

Adjusted property EBITDA (1)
Macau:
Mocha and Other	$10,291	$17,054	$3,560
Altira Macau	(43,020)	(53,974)	(58,773)
City of Dreams	(32,160)	201,954	(1,326)
Studio City	(105,164)	(20,490)	(79,000)

Sub-total	(170,053)	144,544	(135,539)

The Philippines:
City of Dreams Manila	146,926	88,962	28,983

Cyprus:
Cyprus Operations	23,696	1,593	2,280

Total adjusted property EBITDA	569	235,099	(104,276)

Operating costs and expenses:
Payments to the Philippine Parties	(28,894)	(26,371)	(12,989)
Pre-opening costs	(15,585)	(4,157)	(1,322)
Development costs	—	(30,677)	(25,616)
Amortization of gaming subconcession	(32,785)	(57,276)	(57,411)
Amortization of land use rights	(22,662)	(22,832)	(22,886)
Depreciation and amortization	(466,492)	(499,739)	(538,233)
Land rent to Belle	(2,318)	(2,848)	(3,195)
Share-based compensation	(71,809)	(67,957)	(54,392)
Property charges and other	(39,982)	(30,575)	(47,223)
Corporate and Other expenses	(63,147)	(70,118)	(73,014)

Total operating costs and expenses	(743,674)	(812,550)	(836,281)

Operating loss	$(743,105)	$(577,451)	$(940,557)

F-8
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

25.	SEGMENT INFORMATION - continued

	Year Ended December 31,
	2022	2021	2020
Non-operating income (expenses):
Interest income	$26,458	$6,618	$5,134
Interest expenses, net of amounts capitalized	(376,722)	(350,544)	(340,839)
Other financing costs	(6,396)	(11,033)	(7,955)
Foreign exchange gains (losses), net	3,904	4,566	(2,079)
Other income (expenses), net	3,930	3,082	(150,969)
Loss on extinguishment of debt	—	(28,817)	(19,952)
Costs associated with debt modification	—	—	(310)

Total non-operating expenses, net	(348,826)	(376,128)	(516,970)

Loss before income tax	(1,091,931)	(953,579)	(1,457,527)
Income tax (expense) benefit	(5,236)	(2,885)	2,913

Net loss	(1,097,167)	(956,464)	(1,454,614)
Net loss attributable to noncontrolling interests	166,641	144,713	191,122

Net loss attributable to Melco Resorts & Entertainment Limited	$(930,526)	$(811,751)	$(1,263,492)

Note
(1)
“Adjusted property EBITDA” is net loss before interest, taxes, depreciation, amortization, pre-opening
costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle, Corporate and Other expenses, and other non-operating
income and expenses. The Company uses Adjusted property EBITDA to measure the operating performance of Mocha and Other, Altira Macau, City of Dreams, Studio City, City of Dreams Manila and Cyprus Operations and to compare the operating performance of its properties with those of its competitors.

The	Company’s geographic information for long-lived assets is as follows :
Long-lived Assets

	December 31,
	2022	2021	2020
Macau	$6,068,502	$6,080,616	$6,054,014
The Philippines	141,765	341,307	369,664
Cyprus	485,570	378,738	232,374
Hong Kong and other foreign countries	29,871	32,972	64,702

Total long-lived assets	$6,725,708	$6,833,633	$6,720,754

26.	CHANGES IN SHAREHOLDINGS OF SUBSIDIARIES
The Philippine subsidiaries
During the year ended December 31, 2020, certain transactions, which affected Melco’s shareholding in MRP, were carried out and the Company recognized a decrease of $62 in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of the
noncontrolling interest in MRP.

F-8
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

26.	CHANGES IN SHAREHOLDINGS OF SUBSIDIARIES - continued
The Philippine subsidiaries
 - continued

As a result of the Reverse Stock Split, only those shareholders of MRP who originally owned 500,000 MRP common shares with a par value of PHP1 (equivalent to $0.02) per share (each an “Original Share”) and in multiples thereof immediately prior to the Reverse Stock Split would now own whole shares (each a “MRP Whole Share”) of stock of MRP. Other holders of the Original Shares could now only hold a fractional share of MRP (“MRP Fractional Share”). To facilitate the elimination of MRP Fractional Shares held by other shareholders of MRP, MPHIL Corporation (“MPHIL”), a subsidiary of Melco, offered to purchase the resulting MRP Fractional Shares at the purchase price to be calculated by multiplying the number of Original Shares represented by the relevant MRP Fractional Shares (which were equal to the number of Original Shares held by the relevant shareholder immediately prior to the Reverse Stock Split) by the price of PHP7.25 (equivalent to $0.14) per Original Share (“Fractional Share Elimination Plan”). A shareholder could also sell any MRP Whole Shares to MPHIL under the Fractional Share Elimination Plan. Any holder of MRP Fractional Shares and/or MRP Whole Shares may accept this offer during the two-year
 period commencing from June 5, 2020. The Fractional Share Elimination Plan expired on June 4, 2022 and was subsequently extended for the period from August 15, 2022 to November 15, 2022.
During the years ended December 31, 2022 and 2021, the Company through its subsidiaries, purchased 50.906 and 123.103 common shares of MRP at a total consideration of PHP175,173 (equivalent to $3,310
)
and PHP440,032 (equivalent to $8,518) from the noncontrolling interests, which increased Melco’s shareholding in MRP and the Company recognized a decrease of $2,952 and $6,951 in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of the noncontrolling interest in MRP, respectively.
The Company retains its controlling financial interests in MRP before and after the above transactions.
Studio City International
During July and August 2020, Studio City International
,
respectively
,

announced and completed a series of private offers of its 72,185,488 Class A ordinary shares and 14,087,299 ADSs, representing 56,349,196 Class A ordinary shares, to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting to $500,000, of which $219,198 was from noncontrolling interests (the “2020 Private Placements”). The 2020 Private Placements increased Melco’s shareholding in Studio City International and the Company recognized an increase of $42 in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of the noncontrolling interest in Studio City International.
During February and March 2022, Studio City International
,
respectively
,
announced and completed a series of private offers of its 400,000,000 Class A ordinary shares to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting to $300,000, of which $134,944 was from noncontrolling interests
(
the

“2022 Private Placements”).

The

2022 Private Placements increased Melco’s

shareholding in Studio City International and the Company recognized an increase of $879 in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of the noncontrolling interest in Studio City International.
The Company retains its controlling financial interest in Studio City International before and after the above transactions.

F-
8
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 -
continued
(In thousands, except share and per share data)

26.	CHANGES IN SHAREHOLDINGS OF SUBSIDIARIES - continued

The schedule below discloses the effects of changes in Melco’s ownership interest in MRP and Studio City International on its equity:

	Year Ended December 31,
	2022	2021	2020
Net loss attributable to Melco Resorts & Entertainment Limited	$(930,526)	$(811,751)	$(1,263,492)

Transfers (to) from noncontrolling interests:

The Philippine subsidiaries
Decrease in additional paid-in capital resulting from the issuance of common shares of MRP to independent directors	—	—	(16)
Decrease in additional paid-in capital resulting from purchases of common shares of MRP from the open market	(2,952)	(6,951)	(46)

Sub-total	(2,952)	(6,951)	(62)

Studio City International
Increase in additional paid-in capital resulting from the private placements	879	—	42

Sub-total	879	—	42

Changes from net loss attributable to Melco Resorts & Entertainment Limited’s shareholders and transfers from noncontrolling interests	$(932,599)	$(818,702)	$(1,263,512)

27.	SUBSEQUENT EVENTS

(a)
On January 5, 2023, MCO Nominee One repaid the outstanding principal amount of HK$5,311,047 (equivalent to $680,074) along with accrued interest under the 2020 Credit Facilities. On January
1
0, 2023, MCO Nominee One drew down $300,000 under the 2020 Credit Facilities for working capital purposes. On January 30, 2023, MCO Nominee One repaid the outstanding principal amount of $170,000 along with accrued interest under the 2020 Credit Facilities.

(b)
On March 8, 2023, Melco, Melco International and Melco Leisure entered into a share repurchase agreement, pursuant to which Melco agreed to repurchase 40,373,076 ordinary shares of Melco from Melco Leisure (the “2023 Share Repurchase”). On March 10, 2023, the 2023 Share Repurchase was completed for an aggregate consideration of $169,836, which represents an average price of $4.2067 per share or $12.62 per ADS and 40,373,076 ordinary shares of Melco repurchased from Melco Leisure were retired on the same date. The outstanding principal amount of $
200,000
under the Facility Agreement was fully repaid by Melco International on January 18, 2023
. The Facility Agreement was terminated on March 10, 2023 following the settlement of the related accrued loan interest under the Facility Agreement due by Melco International to Melco on the same date.

F-
8
7

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2022	2021
ASSETS

Current assets:
Cash and cash equivalents	$7,407	$4,069
Receivables from affiliated companies	779	390
Receivables from subsidiaries	157,737	200,913
Prepaid expenses and other current assets	9,527	9,467

Total current assets	175,450	214,839

Investments in subsidiaries	423,520	1,338,568
Receivables from an affiliated company	216,333	—
Receivables from a subsidiary	165,056	—
Deferred tax assets	—	3,314

Total assets	$980,359	$1,556,721

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY

Current liabilities:
Accrued expenses and other current liabilities	$26,811	$17,440
Income tax payable	1,417	931
Payables to an affiliated company	75	60
Payables to subsidiaries	260,720	249,155

Total current liabilities	289,023	267,586

Other long-term liabilities	227	1,512
Payables to subsidiaries	1,541,434	1,042,877

Total liabilities	1,830,684	1,311,975

Shareholders’ (deficit) equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,445,052,143 and 1,456,547,942 shares issued; 1,335,307,327 and 1,423,370,314 shares outstanding, respectively	14,451	14,565
Treasury shares, at cost; 109,744,816 and 33,177,628 shares, respectively	(241,750)	(132,856)
Additional paid-in capital	3,218,895	3,238,600
Accumulated other comprehensive losses	(111,969)	(76,008)
Accumulated losses	(3,729,952)	(2,799,555)

Total shareholders’ (deficit) equity	(850,325)	244,746

Total liabilities and shareholders’ (deficit) equity	$980,359	$1,556,721

F-
8
8

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,
	2022	2021	2020
Operating revenues	$15,340	$9,547	$14,614

Operating costs and expenses:
General and administrative	(50,532)	(51,285)	(60,688)
Development costs	—	(32,000)	(30,242)
Property charges and other	(406)	(956)	(3,782)

Total operating costs and expenses	(50,938)	(84,241)	(94,712)

Operating loss	(35,598)	(74,694)	(80,098)

Non-operating income (expenses):
Interest income	16,151	20	58
Interest expenses	(3,165)	—	—
Foreign exchange gains (losses), net	7,437	6,211	(4,871)
Other income, net	11,220	15,092	14,530
Share of results of subsidiaries	(922,771)	(755,678)	(1,195,569)

Total non-operating expenses, net	(891,128)	(734,355)	(1,185,852)

Loss before income tax	(926,726)	(809,049)	(1,265,950)
Income tax (expense) benefit	(3,800)	(2,702)	2,458

Net loss	$(930,526)	$(811,751)	$(1,263,492)

F-
89

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,
	2022	2021	2020
Net loss	$(930,526)	$(811,751)	$(1,263,492)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(35,961)	(64,676)	7,471

Other comprehensive (loss) income	(35,961)	(64,676)	7,471

Total comprehensive loss	$(966,487)	$(876,427)	$(1,256,021)

F-
9
0

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net cash provided by (used in) operating activities	$86,252	$(21,401)	$389,520

Cash flows from investing activities:
Advances to subsidiaries	(215,613)	(20,005)	(282,605)
Loans to an affiliated company	(200,000)	—	—

Cash used in investing activities	(415,613)	(20,005)	(282,605)

Cash flows from financing activities:
Repurchase of shares	(189,161)	(52,026)	(44,977)
Loan or advances from subsidiaries	521,860	54,187	3,685
Proceeds from exercise of share options	—	7,101	1,061
Dividends paid	—	—	(79,116)

Net cash provided by (used in) financing activities	332,699	9,262	(119,347)

Increase (decrease) in cash and cash equivalents	3,338	(32,144)	(12,432)

Cash and cash equivalents at beginning of year	4,069	36,213	48,645

Cash and cash equivalents at end of year	$7,407	$4,069	$36,213

Supplemental cash flow disclosures:
Assignment of advance to subsidiary to offset with advance from subsidiary	$—	$235,897	$—
Capitalization of advance to subsidiary as investment in subsidiary	$—	$235,897	$—

F-
9
1

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO FINANCIAL STATEMENT SCHEDULE 1
(In thousands)

1.
Schedule 1 has been provided pursuant to the requirements of Rule
12-04(a)
and
4-08(e)(3)
of
Regulation S-X,
which require condensed financial information as to financial position, cash flows and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2022, approximately $887,000 of the restricted net assets were not available for distribution and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2022, 2021 and 2020. The Company received cash dividends of nil, nil and $325,000 from its subsidiary during the years ended December 31, 2022, 2021 and 2020, respectively.

2.	Basis of Presentation
The accompanying condensed financial information has been prepared using the same accounting policies as set out in Melco’s consolidated financial statements except that the parent company has used the equity method to account for its investments in subsidiaries.

F-
9
2