Form 20-F
period 2023-12-31
Melco Resorts & Entertainment LTD
filed 2024-03-22
CIK 1381640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31
, 2023
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
#04-03
,
Singapore 068895 and 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong
(Address of principal executive offices)
Amy Kuzdowicz, Senior Vice President, Chief Accounting Officer Tel +65 8488 9770 or +852 2598 3600, Fax +852 2537 3618
71 Robinson Road
#04-03
,
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
1,329,679,067 ordinary shares outstanding as of December 31, 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes
☒
 No
☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section
 13 or 15(d) of the Securities Exchange Act of 1934.

Yes

☐

No

☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audi
t
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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•

“2015 Credit Facilities” refers to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500.0 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to US$0.1 million) which remains outstanding under the term loan facility, with a maturity date extended to June 24, 2024, and the HK$1.0 million (equivalent to US$0.1 million) revolving credit facility commitment which remains available under the revolving credit facility, all other commitments under the 2015 Credit Facilities were canceled;

•

“2020 Credit Facilities” refers to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One, our subsidiary and as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for a term of five years, and which have been amended and restated under the 2023 Amendment and Restatement;

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on November 30, 2021, and was amended, restated and extended by the 2028 Studio City Senior Secured Credit Facility;

•

“2023 Amendment and Restatement” refers to the Amendment and Restatement Agreement dated June 29, 2023 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend the provisions of the 2020 Credit Facilities such that borrowings under the 2020 Credit Facilities denominated in U.S. dollars bear interest at the term Secured Overnight Financing Rate plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum, as adjusted in accordance with the interest period, and a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries;

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

•

“2025 Studio City Notes Tender Offer” refers to the conditional tender offer by Studio City Finance pursuant to which it purchased for cash an aggregate principal amount of US$100.0 million of the outstanding 2025 Studio City Notes in November 2023;

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

•

“2028 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2021 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, with the maturity date of January 15, 2028;

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

•	“City of Dreams Manila” refers to an integrated resort located within Entertainment City, Manila;

•	“City of Dreams Mediterranean” refers to an integrated resort located in Limassol, Cyprus;

•

“COD Resorts” refers to our subsidiary, COD Resorts Limited (formerly known as Melco Crown (COD) Developments Limited), a Macau company through which we hold the land and buildings for City of Dreams, operate hotel and certain other non-gaming businesses at City of Dreams and provide shared services within the Company;

•

“Concession Contract” refers to the concession contract executed between the Macau Special Administrative Region and Melco Resorts Macau on December 16, 2022, that provides for the terms and conditions of the concession granted to Melco Resorts Macau, which expires on December 31, 2032;

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

•	“Cyprus Casinos” refers to our satellite casinos in Cyprus, which, as of the date of this annual report, comprise properties in Nicosia, Ayia Napa and Paphos;

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

•	“Nobu Manila” refers to the hotel development located in City of Dreams Manila branded as Nobu Hotel Manila;

•	“Nüwa Manila” refers to the hotel development located in City of Dreams Manila branded as Nüwa Hotel Manila, formerly branded as the Crown Towers hotel;

•	“our concession” and “our gaming concession” refers to the Macau gaming concession held by Melco Resorts Macau, effective from January 1, 2023 until December 31, 2032;

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

•

“Philippine License” refers to the regular gaming license dated April 29, 2015 issued by PAGCOR to the Philippine Licensees in replacement of the Provisional License for the operation of City of Dreams Manila and which is valid until July 11, 2033;

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

•	“SGD” and “Singapore dollar(s)” refer to the legal currency of Singapore;

•	“share(s)” and “ordinary share(s)” refer to our ordinary share(s), par value of US$0.01 each;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

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

•	“Studio City Hotel” refers to the hotel owned by Studio City Developments Limited which includes the four hotel towers at Studio City;

•	“Studio City Hotels” refers to our subsidiary, Studio City Hotels Limited, which is a company incorporated in Macau with limited liability and which is also an indirect subsidiary of SCI;

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

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to US$100 million), and which was amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 and as of December 31, 2023 and 2022.

Certain monetary amounts, percentages, and other figures included in this report have been subject to rounding adjustments. Certain other amounts that appear in this Annual Report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip patron who is a direct customer of the concessionaire and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

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

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	pace of recovery from the impact of the global COVID-19 outbreak on our business, financial results and liquidity;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

•	restrictions or conditions on visitation by citizens of the PRC to Macau, the Philippines and Cyprus;

•

the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as the COVID-19 pandemic or the period of time required for tourism to return to pre-pandemic levels (if at all), extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

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

•	capital and credit market volatility;

•	our ability to raise additional capital, if and when required;

•	our future business development, results of operations and financial condition;

•	fluctuations in the gaming and leisure market in Macau, the Philippines and Cyprus;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from the PRC;

•	the availability of credit for gaming patrons;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau, the Philippines and Cyprus;

•	fluctuations in occupancy rates and average daily room rates in Macau, the Philippines and Cyprus;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	our ability to protect our intellectual property rights;

•	increased competition from other casino hotel and resort projects in Macau and elsewhere in Asia, including the other concessionaires in Macau;

•	our entering into new development and construction projects and new ventures in or outside of Macau, the Philippines or Cyprus;

•	construction cost estimates and completion time estimates for our development projects, including projected variances from budgeted costs and timing;

•

government policies, laws and regulations relating to the leisure and gaming industry, including the implementation of the amended gaming law in Macau, and the legalization of gaming in other jurisdictions;

•	significantly increased regulatory scrutiny on Macau gaming promoters’ operations that has resulted in the cessation of business by many gaming promoters in Macau;

•	the completion of infrastructure projects in Macau, the Philippines and Cyprus;

•	our ability to retain and gain new customers;

•	our ability to offer new services and attractions;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for our services and market acceptance of our brands and businesses;

•	the outcome of any current and future litigation; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”

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

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, whereas our current expenses are denominated predominantly in Patacas, H.K. dollars, the Philippine peso and Euros. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this annual report on Form 20-F were made at a rate of HK$7.811768 to US$1.00.

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

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP8.046088 = US$1.00. This annual report on Form 20-F also contains translations of certain Renminbi, Euro, Philippine peso, Australian dollar and Singapore dollar amounts into U.S. dollars. Unless otherwise stated, all translations from Renminbi, Euros, Philippine pesos, Australian dollars and Singapore dollars to U.S. dollars in this annual report on Form 20-F were made at RMB7.119414 to US$1.00, EUR0.903384 to US$1.00, PHP55.567904 to US$1.00, AUD1.463495 to US$1.00 and SGD1.319838 to US$1.00, respectively.

We make no representation that any RMB, EUR, PHP, AUD, SGD or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB or EUR or PHP or AUD or SGD, as the case may be, at any particular rate or at all.

In this annual report, U.S. dollar equivalents of H.K. dollar amounts of indebtedness are based on the prevailing exchange rate on the relevant transaction date, except for the indebtedness balance translations as of the balance sheet date, which are based on the prevailing exchange rate on the applicable balance sheet date.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Melco Resorts & Entertainment Limited is a Cayman Islands holding company. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines and Cyprus.

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

The PRC may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the Chinese government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. See “— Risks Relating to Our Business and Operations — Changes in laws, regulations and policies in the PRC and uncertainties in the legal systems in the PRC may expose us to risks. In addition, rules and regulations in the PRC can change quickly with little advance notice” and “— The PRC government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.”

We also face risks associated with interpretations of or changes to gaming laws in the markets in which we operate, including the interpretation of the amended gaming law in Macau, as well as the continued ability by the U.S. Public Company Accounting Oversight Board, or PCAOB, to inspect our auditors.

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

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the China Securities Regulatory Commission, or the CSRC, or required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. In addition, we have not been asked to obtain such permissions by any PRC authority or received any denial to do so. However, the PRC government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us and may do so in the future. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we incorrectly conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Cash Flows Through Our Organization

Cash from financing and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities, capital expenditures and investing activities. Cash from financing and operations within our group is primarily transferred between our subsidiaries through intercompany loan arrangements or equity capital contributions. In 2023, excluding cash transferred for the purpose of the settlement of intragroup charges for operating activities, cash transferred to our holding company, Melco Resorts & Entertainment Limited, from its subsidiaries for loan or advances amounted to US$158.0 million and repayment of advances of US$75.0 million, respectively, while cash transferred from our holding company to its subsidiaries in the form of advances amounted to US$528.8 million and repayments of loans or advances amounted to US$270.6 million, respectively. In addition, cash transferred to our holding company from its subsidiary for transfer of intangible assets amounted to US$519.0 million. No dividend payments were made in 2023 as no dividend was declared by our Macau operating subsidiary in 2023, and no dividend payments were made to our shareholders in 2023, including holders of our ordinary shares with an address of record known to us to be in the United States (which includes all holders of our ADRs, which are traded on Nasdaq in the United States). See also “Item 4. Information on the Company — B. Business Overview — Tax” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that Melco Resorts Macau must notify the Macau Chief Executive five business days in advance of any decision related to internal funds transfer in an amount greater than MOP2.5 billion (equivalent to approximately US$310.7 million), seek Macau government consent to grant or receive any loan in the amount of MOP100 million (equivalent to approximately US$12.4 million) and our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries and authorization is required in the Philippines for inward and outward transfers of Philippine pesos above a certain amount. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

Prior to May 14, 2020, we had declared various quarterly dividends in 2018, 2019 and 2020, as well as a special dividend in 2017. On such date, we announced the suspension of the Company’s quarterly dividend program to preserve liquidity in light of the COVID-19 outbreaks and to continue investing in our business. Accordingly, we have not paid dividends since the first quarter of the year ended December 31, 2020. Our board will continue to review from time to time our dividend policy as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions. We cannot assure you that we will make any dividend payments on our shares in the future. Except as permitted under the Companies Act, as amended, of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, Studio City Notes, 2028 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs — We cannot assure you that we will make dividend payments in the future” and “— Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

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

Risks Relating to Our Business and Operations

•	Risks relating to recovery from the COVID-19 pandemic.

•	Risks relating to generating a substantial portion of revenues and cash from Macau and the Philippines.

•	Risks relating to operating in a highly regulated industry.

•	Risks relating to regional political, social, economic and legal and regulatory risks in Macau, the Philippines and Cyprus, and uncertainties in the legal systems in the PRC.

•	Risks relating to inadequate transportation infrastructure that may hinder increase in visitation to our properties.

•	Risks relating to natural disasters and extreme weather phenomena.

•	Risks relating to facing intense competition.

•	Risks relating to dependence on the continued efforts of our senior management and retaining qualified personnel.

•	Risks relating to inadequate insurance coverage.

•	Risks relating to operating in the gaming industry, including risk of cheating and counterfeiting, inability to collect receivables from credit customers.

•	Risks relating to mergers, acquisitions, strategic transactions, investments, divestments and developing new branded products or entering into new business lines.

•	Risks relating to fluctuations in currency exchange rates of currencies used in our business and availability of credit.

•	Risks relating to failure to comply with anti-corruption laws and anti-money laundering policies.

•	Risks relating to cybersecurity and failure to protect the integrity and security of data, including customer information.

•

Risks relating to having a significant majority of operations in Macau, uncertainties in the legal systems in the PRC, and policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time.

•	Risks relating to protection or alleged infringement of intellectual property rights.

•	Risks relating to environmental, social and governance and sustainability related concerns.

•	Risks relating to our significant projects in various phases of development, including construction risks.

Risks Relating to Operating in the Gaming Industry in Macau

•	Risks relating to the Melco Resorts Macau’s Concession Contract.

•	Risks relating to restrictions on export of Renminbi.

•	Risks relating to adverse changes or developments in gaming laws or other regulations in Macau.

•	Risks relating to the interpretation of the Macau gaming law amended in 2022 and related laws and their implementation by the Macau government.

Risks Related to Operating in the Gaming Industry in the Philippines

•	Risks related to tenancy relationships as the land and buildings comprising the site of City of Dreams Manila are leased.

•	Risks relating to the regulatory requirements for and restrictions on the operation of City of Dreams Manila.

•	Risks relating to a suspension of VIP gaming operations at City of Dreams Manila under certain circumstances.

Risks Relating to Operating in the Gaming Industry in Cyprus

•	Risks relating to our short operating history in Cyprus.

•	Risks relating to the continued partnership and cooperation of The Cyprus Phassouri (Zakaki) Limited for the operation of City of Dreams Mediterranean and the Cyprus Casinos.

•	Risks relating to the regulatory requirements for and restrictions on our operations in Cyprus.

Risks Relating to Our Corporate Structure and Ownership

•	Risks relating to the substantial influence our controlling shareholder has over us.

•	Risks relating to competing with Melco International on casino projects.

•	Risks relating to SCI’s ability to remain in compliance with the New York Stock Exchange requirements for its continued listing.

Risks Relating to Our Financing and Indebtedness

•	Risks relating to our current, projected and potential future indebtedness and our need for additional financing.

•	Risks relating to the inability to generate sufficient cash flow to meet our debt service obligations.

•	Risks relating to compliance with credit facilities and debt instruments.

Risks Relating to Our Business and Operations

We continue to recover from the impact of, and disruptions caused by, COVID-19 on our operations, and the pace of recovery may continue to materially affect our business, prospects, financial condition and results of operations.

While quarantine-free travel within Greater China, the Philippines and Cyprus have resumed and pandemic measures have been lifted, negative impacts of COVID-19 on the PRC economy and nearby Asian regions, the Philippines and Cyprus are still being experienced. The pace of our business recovery from COVID-19 is highly uncertain and will depend on the impact of potentially higher unemployment rates, declines in income levels and loss of personal wealth resulting from COVID-19 outbreaks. There is no guarantee that travel and consumer sentiment will rebound quickly or at all.

According to the DSEC, visitor arrivals to Macau increased by 395% on a year-over-year basis in 2023 as compared to 2022 while, according to the DICJ, gross gaming revenues in Macau increased by 334% on a year-over-year basis in 2023. However, visitor arrivals in 2023 were still 28% lower than in 2019, and gross gaming revenues in 2023 were still 37% lower than in 2019. As we derive a significant majority of our revenues from our business and operations in Macau, our business has been materially affected and continues to be adversely affected by the disruptions resulting from the COVID-19 pandemic.

The COVID-19 outbreak also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us, which may adversely affect our business, financial condition and results of operations, including causing increases in our bad debts.

The disruptions to our business caused by COVID-19 outbreaks have had an adverse effect on our operations. For the years ended December 31, 2023, 2022 and 2021, our operating revenues amounted to US$3.78 billion, US$1.35 billion and US$2.01 billion, respectively. Lower operating revenues in 2021 and 2022 were mainly due to the effects of COVID-19. As we continue to recover from the impact of, and disruptions caused by, COVID-19, such impact and disruptions could materially affect our business, prospects, financial condition and results of operations.

The operating history of some of our businesses may not serve as an adequate basis to judge our future operating results and prospects. We have significant projects which commenced operations recently and therefore are subject to significant risks and uncertainties.

The operating history of some of our businesses is shorter than some of our competitors and therefore may not serve as an adequate basis for your evaluation of our business and prospects. Morpheus, the third phase of City of Dreams, opened in June 2018, City of Dreams Manila commenced operations in December 2014 and Studio City commenced operations in October 2015 while Studio City Phase 2 progressively opened in April and September of 2023. In addition, City of Dreams Mediterranean opened to the public in July 2023, and we continue to operate three satellite casinos in Nicosia, Ayia Napa and Paphos in conjunction with City of Dreams Mediterranean.

We face certain risks, expenses and challenges in operating gaming businesses in intensely competitive markets. Some of the risks relate to our ability to:

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	respond to economic uncertainties, including the social and economic disruptions caused by COVID-19 outbreaks and other global or regional health events;

•	comply with covenants under our existing and future debt issuances and credit facilities;

•	raise additional capital, as required;

•	respond to changing financing requirements;

•	operate, support, expand and develop our operations and our facilities, including new operations and facilities introduced with Phase 2 of Studio City;

•	attract and retain customers and qualified employees;

•	maintain effective control of our operating costs and expenses;

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

We generate a substantial portion of our cash flow from our properties in Macau and the Philippines and, to a lesser degree, Cyprus and, as a result, we are subject to greater risks than a gaming company which operates in more geographical regions.

We are a parent company with limited business operations of our own. We conduct most of our business operations through our direct and indirect subsidiaries. Our primary sources of cash are dividends and distributions with respect to our ownership interests in our subsidiaries that are derived from the earnings and cash flow generated by our operating properties.

We primarily depend on our properties in Macau and City of Dreams Manila and, to a lesser degree, City of Dreams Mediterranean for our cash flow. Given that our operations are and will be primarily conducted based on our principal properties in Macau, one property in Manila and one property and three satellite casinos in Cyprus, we are and will be subject to greater risks resulting from limited diversification of our businesses and sources of revenues as compared to gaming companies with more operating properties in various geographic regions. These risks include, but are not limited to:

•	changes in Macau, the PRC, Philippine and Cypriot laws and regulations, including gaming laws and regulations or interpretations thereof, as well as PRC travel and visa policies;

•	dependence on the gaming, tourism and leisure market in Macau, the Philippines and Cyprus;

•	limited diversification of businesses and sources of revenues;

•

a decline in air, land or ferry passenger traffic to Macau, the Philippines or Cyprus from the PRC and other areas or countries due to higher ticket costs, fears concerning travel, travel restrictions or otherwise, including as a result of the outbreak of widespread health epidemics or pandemics, such as the outbreak of COVID-19;

•	a decline in economic and political conditions in Macau, the PRC, the Philippines, Cyprus, Asia, Europe or the Middle East;

•	an increase in competition within the gaming industry in Macau, the Philippines, Cyprus or generally in Asia or in Europe;

•	inaccessibility to Macau, the Philippines or Cyprus due to inclement weather, road construction or closure of primary access routes;

•	austerity measures imposed now or in the future by the governments in the PRC or other countries in Asia or in Europe;

•	tightened control of cross-border fund transfers, foreign exchange and/or anti-money laundering regulations or policies effected by the PRC, Macau, Philippine and/or Cyprus governments;

•	any enforcement or legal measures taken by the PRC government to deter gaming activities and/or marketing thereof;

•

natural and other disasters, including typhoons, earthquakes, volcano eruptions, outbreaks of infectious diseases, terrorism, violent criminal activities or disruption affecting Macau, the Philippines or Cyprus;

•	lower than expected rate of increase or decrease in the number of visitors to Macau, the Philippines or Cyprus;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau, the Philippines and the Cypriot markets;

•	government restrictions on growth of gaming markets, including policies on gaming table allocation and caps; and

•	a decrease in gaming activities and other spending at our properties.

Any of these developments or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

The renewal of a land concession is subject to compliance with certain legal requirements. In the event of any failure to meet such legal requirements, we could be forced to forfeit all or part of our investment in City of Dreams and Studio City, along with our interest in the land on which City of Dreams and Studio City properties are located and the building and structures on such land.

Our subsidiaries have entered into land concession contracts for the land on which our City of Dreams and Studio City properties are located. Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years, subject to compliance with certain legal and administrative requirements, including the registration of the definitive concession.

In the event that we do not timely meet the legal and administrative requirements to enable the renewal of the land concession, we could lose all or substantially all of our investment in City of Dreams and Studio City, including our interest in the land and building and may not be able to continue to operate City of Dreams and Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition. See also “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Land Regulations.”

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

The strength and profitability of our business will depend on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities in Europe, the United States, Southeast Asia and elsewhere, the military conflict between Russia and Ukraine, the Israel-Hamas conflict and other conflicts in the Middle East, social events, natural disasters such as typhoons, tsunamis and earthquakes, and outbreaks of widespread health epidemics or pandemics, including COVID-19 outbreaks, have had and may continue to negatively affect travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts or events may affect us, directly or indirectly, in the future. See also “— We continue to recover from the impact of, and disruptions caused by, COVID-19 on our operations, and the pace of recovery may continue to materially affect our business, prospects, financial condition and results of operations,” “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations” and “— Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners and our ability to accept certain customers, which could materially and adversely affect our competitiveness and business operations.”

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

•

tightening of travel or visa restrictions to Macau or from the PRC, including due to the outbreak of infectious diseases, such as COVID-19 outbreaks, or austerity measures which may be imposed by the PRC government;

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

Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendments or different interpretations and implementation, thereby adversely affecting our profitability after tax. For example, the Macau gaming law amended in 2022 requires the payment of a special premium if gross gaming revenue falls below the gross gaming revenue threshold set by the Macau government. In addition, the demand for gaming activities and related services and luxury amenities that we provide through our operations is dependent on discretionary consumer spending and, as with other forms of entertainment, is susceptible to downturns in global and regional economic conditions. An economic downturn may reduce consumers’ willingness to travel and reduce their spending overseas, which would adversely impact us as we depend on visitors from the PRC and other countries to generate a substantial portion of our revenues. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as perceived or actual general economic conditions, high energy and food prices, the increased cost of travel, weak segments of the job market, perceived or actual disposable consumer income and wealth, fears of recession and changes in consumer confidence in the economy or fears of armed conflict or future acts of terrorism. An extended period of reduced discretionary spending and/or disruptions or declines in travel could materially and adversely affect our business, results of operations and financial condition.

In addition, our business and results of operations may be materially and adversely affected by any changes in the PRC’s economy, including any decrease in the pace of economic growth. Various factors have negatively impacted economic growth in the PRC in recent years, including the government’s efforts to cool the PRC’s housing market and disruptions caused by the COVID-19 outbreaks, leading to reduced consumer discretionary budget and ultimately affecting their spending on travel and leisure. Moreover, the PRC’s common prosperity drive which started in 2021 aims to narrow the nation’s wealth gap by reducing wealth inequality. Any changes in the income tax rate or government policy which discourages conspicuous consumption may affect the spending patterns of our patrons. All of these measures as well as a number of measures taken by the Chinese government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, may have contributed to a slowdown of the PRC’s economy. According to preliminary estimates from the National Bureau of Statistics of China, the PRC’s GDP growth rate was 5.2% in 2023, which was higher than the 3.0% in 2022 but lower than the 8.4% in 2021. Any slowdown in the PRC’s future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and our properties. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in the PRC will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

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

Our business in the Philippines will also depend significantly on revenues from foreign visitors and be affected by the development of Manila and the Philippines as a tourist and gaming destination. Such revenues from foreign visitors and development of Manila and the Philippines may be disrupted by events that reduce foreigners’ willingness to travel to or create substantial disruption in Metro Manila and raise substantial concerns about visitors’ personal safety, such as power outages, civil disturbances, terrorist attacks and outbreaks of widespread health epidemics or pandemics, among others. The Philippines has also experienced a significant number of major catastrophes over the years, including typhoons, volcanic eruptions and earthquakes, which have caused road closures and work stoppages in the affected areas as well as cancelation of flights. We cannot predict the extent to which our business in the Philippines and tourism in Metro Manila in general will be affected by any of the above occurrences or fears that such occurrences will take place. We cannot guarantee that any disruption to our Philippine operations will not be protracted, that City of Dreams Manila will not suffer any damage and that any such damage will be completely covered by insurance, if at all. Should the Philippines fail to continue to develop as a tourist destination or should Entertainment City or Manila fail to become a widely recognized regional gaming destination, City of Dreams Manila may fail to attract a sufficient number of visitors, which would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows. Any of these occurrences may disrupt our operations in the Philippines.

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

Our operations in Cyprus are subject to certain economic, political and social risks within Cyprus, particularly in the occupied part of Cyprus, as well as outside of Cyprus due to the ongoing conflicts in the Middle East. There are ongoing political, social and economic issues in Cyprus relating to the division of the island following the Turkish invasion in 1974, with the occupied part of Cyprus controlled by Turkey and its military. These issues have been escalated due to the discovery and exploration of natural gas in Cyprus’ economic zones as well as in the economic zones around Cyprus. Turkey has unilaterally created its own economic zones overlapping the Cyprus ones and has initiated exploratory drilling in the area. Any future political or social instability in Cyprus or in the neighboring region could adversely affect the business operations and financial conditions of our casinos in Cyprus, including City of Dreams Mediterranean. In addition, changes in government policies, laws or regulations, or in the interpretation or enforcement of these laws and regulations, may negatively impact consumption patterns of visitors to our facilities in Cyprus and could adversely affect our business operations and financial condition. Cyprus’ relatively small and open economy means it remains susceptible to rapid changes in economic conditions in the neighboring regions or globally.

In addition, the global macroeconomic environment continues to face significant challenges, including disruptions to global economic conditions as a result of the responses to the global COVID-19 outbreak and other global economic, political and social conditions. These events have caused and may continue to cause significant declines as well as volatility in global equity and debt capital markets, elevating the risk of an extended global economic downturn or even a global recession that could in turn trigger a severe contraction of liquidity in the global credit markets. Even prior to the global COVID-19 outbreak, the global economy was facing the end of quantitative easing by the U.S. Federal Reserve, the continuation of international trade conflicts, including the trade disputes between the United States and China and the potential further escalation of trade tariffs and related retaliatory measures between these two countries and globally. Even though it eased its “zero-COVID” policy, the PRC government may re-impose lockdown or travel restriction measures in response to COVID-19 outbreaks or the outbreak of another contagious disease. Such measures, if re-imposed, may significantly affect visitation to our properties and have a material adverse effect on our results of operations.

Tensions between the United States and China have continued to escalate in connection with ongoing trade disputes as well as other political factors. Continued rising political tensions globally could reduce levels of trade, investment, technological exchanges and other economic activities between these two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The introduction of the National Security Law for Hong Kong and the U.S. Department of State’s statements in reaction to it have resulted in a further deterioration in the Sino-U.S. bilateral relationship, which could negatively affect the Chinese economy and its demand for gaming and leisure activities.

Rising inflation rates globally and in places where we operate may not only weaken discretionary spending of our customers but also increase our operating costs due to possible hikes in salary payments for our staff or key expenditures in our business. Interest rate hikes from one or more central banks across the world to address inflation or other macroeconomic factors would increase the cost of credit throughout global economies, impacting cashflows for both businesses and consumers as they spend more on interest payments which, in turn, reduces the amount available for capital investments and for discretionary consumption. In 2022, as the pandemic-related economic instability eased, the U.S. Federal Reserve started tapering its quantitative easing monetary policies in response to elevated inflation levels (from high food and energy prices and broader pressures) and supply and demand imbalances, brought about by the COVID-19 pandemic and the ongoing Russia-Ukraine conflict. The U.S. Federal Reserve raised the benchmark federal-funds rate from near-zero in March 2022 to 5% to 5.25% in May 2023 and to 5.25% to 5.50% in July 2023. The direction that the U.S. Federal Reserve will take with regards to its monetary policies is uncertain. The financial conditions of banking institutions have come under severe pressure and deterioration, as exemplified by the restructuring of several banks in the first half of 2023, driven by bank runs or simultaneous withdrawals by depositors due to various reasons, including lack of confidence in the banking system. These developments may adversely impact global liquidity, heighten market volatility and increase U.S. dollar funding costs resulting in tightened global financial conditions and fears of a recession. A prolonged period of volatile and unstable market conditions would likely increase our funding costs and negatively affect our market risk mitigation strategies.

The continued pressure on the Chinese property market since 2022, as well as the deterioration in the Chinese economy post-COVID-19, also negatively impacted the market for high yield bonds of issuers in other sectors connected with the PRC, including those issued by Macau gaming operators and associated entities. Other factors affecting discretionary consumer spending, including amounts of disposable consumer income, fears of recession, lack of consumer confidence in the economy, change in consumer preferences, high energy, fuel and other commodity costs and increased cost of travel may negatively impact our business. An extended period of reduced discretionary spending and/or disruptions or declines in travel have had and could materially adversely affect our business, results of operations and financial condition.

Considerable uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC. There have been concerns over conflicts, unrest and terrorist threats in the Ukraine, Middle East, Europe and Africa, including, but not limited to, the Israel-Hamas conflict and the continuing military conflict between Russia and Ukraine leading to sanctions and export controls imposed by the United States, the European Union, the United Kingdom and other countries targeting Russia, its financial system and major financial institutions and certain Russian entities and persons. Such sanctions and measures and the Israel-Hamas conflict have had and may continue to have a negative impact on our business and our ability to accept certain customers, including for our business in Cyprus where historically a significant number of tourists have come from Russia, Israel and the Middle East. These conflicts have also caused volatility in global financial markets as well as a rise in prices of oil, gas and other commodities. In addition, concerns over conflicts involving the United States and Iran and potential conflicts involving the Korean peninsula persist. Any severe or prolonged slowdown in the global economy or increase in international trade or political conflicts may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.

A significant number of the customers of our properties come from, and are expected to continue to come from, the PRC. Any travel restrictions imposed by the PRC could negatively affect the number of patrons visiting our properties from the PRC. Since mid-2003, under the Individual Visit Scheme, or IVS, Chinese citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. The Chinese government has restricted and loosened IVS travel frequently and may continue to do so from time to time and it is unclear whether such measures will become more restrictive in the future. In March 2016, for instance, the Ministry of Public Security of China announced a new practice to make it easier for some Chinese citizens to apply for the IVS visa. The IVS was further expanded to Qingdao and Xi’an beginning in March 2024. A decrease in the number of visitors from the PRC could adversely affect our results of operations. See also “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations” and “— We continue to recover from the impact of, and disruptions caused by, COVID-19 on our operations, and the pace of recovery may continue to materially affect our business, prospects, financial condition and results of operations” for discussions of how COVID-19 outbreaks affected the policies and measures adopted by the PRC and Macau governments.

In addition, certain policies and campaigns implemented by the Chinese government may lead to a decline in the number of patrons visiting our properties in Macau and the amount of spending by such patrons. The strength and profitability of our business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the Chinese government in recent years have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting our properties may be affected by the Chinese government’s focus on deterring marketing of gaming to Chinese citizens and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, and reduce the amount that China-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. The Chinese government has also developed its digital currency and has performed certain test trials in its application within the PRC. If a digital currency is adopted by the Macau government for gaming operations in Macau, there could be a material and adverse impact on our operations, especially our VIP rolling chip operations, if limitations on transactions per player are also introduced in conjunction with the adoption of the digital currency.

Regulatory scrutiny of gaming promoters in the PRC, Macau and the Philippines has also affected the gaming business. See “— We depend upon gaming promoters for a portion of our gaming revenues in Macau, the Philippines and Cyprus. If we are unable to establish, maintain and increase the number of successful relationships with gaming promoters in Macau, the Philippines or Cyprus, the financial resources of our gaming promoters are insufficient to allow them to continue doing business or we are unable to find alternative means to attract VIP rolling chip patrons in markets such as Macau where gaming promoters have become subject to restrictions on doing business due to legal and regulatory requirements, our results of operations could be materially and adversely impacted” and “— Our business in Macau, the Philippines and Cyprus is subject to certain regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitations to our properties and have a material adverse effect on our results of operations.”

We derive a significant majority of our revenues from our Macau gaming business and any disruptions or downturns in the Macau gaming market may have a material impact on our business.

While we currently generate revenues from our Philippine and Cyprus operations, we expect to continue to derive a significant majority of our revenues from our Macau gaming business and may be materially affected by any disruptions or downturns in the Macau gaming market. In 2019, for example, gross gaming revenues in Macau declined by 3.4% on a year-over-year basis as reported by the DICJ. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the Chinese economy. Governmental policies and responses to COVID-19 outbreaks resulted in a significant decline in inbound tourism in Macau with gross gaming revenues declining by 30.2% in 2022 compared to 2020, according to the DICJ. See “— We continue to recover from the impact of, and disruptions caused by, COVID-19 on our operations, and the pace of recovery may continue to materially affect our business, prospects, financial condition and results of operations” for a discussion of the impact of COVID-19 outbreaks on our business in Macau.

Although gross gaming revenues in Macau increased by 334% on a year-over-year basis in 2023 compared to 2022 according to the DICJ, recovery from the disruptions caused by COVID-19 outbreaks is ongoing. Our business, financial condition and results of operations may be materially and adversely affected by such impacts or other disruptions in the Macau gaming market. See “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations.”

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

Gaming in Cyprus is a highly regulated new market and subject to various regulations of the European Union that are being developed and adopted in Cyprus. We have to review and amend our anti-money laundering policies for our operations in Cyprus when new laws and regulations come into force from time to time, including, for instance, a revised anti-money laundering Direction issued by the CGC in December 2021. The CGC has and will continue to conduct business-wide anti-money laundering and counter-terrorist financing inspections at City of Dreams Mediterranean and the Cyprus Casinos and review our anti-money laundering policies. As a result of these inspections and reviews, we have made, and expect we will need to continue to make, certain adjustments to our policies and compliance procedures from time to time. Being a relatively new gaming regime, there are also fewer precedents on the interpretation of these laws and regulations. Our Cyprus License also requires us to submit periodic reports to the CGC in areas that include our operations, regulatory compliance, consumer complaints and financial and tax reporting. If we are unable to fully comply with any of the foregoing requirements, we could be subject to fines or other penalties.

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

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through evolving development, interpretation and implementation of applicable laws and regulations. The PRC may also enact new PRC laws, rules or regulations, which may influence our operations in Macau or elsewhere, at any time as the PRC government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the Chinese government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See also “— Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” for discussions relating to the PRC Data Security Law.

For example, on February 17, 2023, the CSRC released a set of regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Administrative New Measures, and related guidelines, which came into effect on March 31, 2023, and the Notice on the Arrangements for the Recordation Management of Overseas Issuances and Listings of Domestic Enterprises, or the Notice on Overseas Issuance and Listing.

Under the first paragraph of Article 15 of the Trial Administrative New Measures, overseas offerings and listings of a listing applicant by a PRC company must conduct and complete the relevant filing procedures with the CSRC if (i) more than 50% of its operating revenue, total profit, total assets or net assets were derived from its PRC entities based on the audited consolidated financial statements for the most recent financial year, and (ii) the main parts of its business activities are conducted in the PRC, its principal places of business are located in the PRC, or the majority of senior management in charge of its business operations are Chinese citizens or domiciled in the PRC. Furthermore, the second paragraph of Article 15 of the Trial Administrative New Measures provides that a “substance over form” principle, or the Principle, shall be followed when determining whether an issuer is subject to the filing requirements under the Trial Administrative New Measures. In addition, according to the Notice on Overseas Issuance and Listing, companies which have completed overseas listings or offerings prior to March 31, 2023 are not required to complete any filing procedures immediately, but may be required to file with the CSRC for any follow-on offerings.

We do not believe that our previous or any future offshore offerings are or will be subject to the filing procedures under the Trial Administrative New Measures and related guidelines as (i) we currently have two subsidiaries in the PRC, and the aggregate operating revenue, total profit, total assets or net assets of such subsidiaries as recorded in our audited consolidated financial statements for the most recent financial year were immaterial and will not reach the threshold under the first paragraph of Article 15 of the Trial Administrative New Measures; (ii) the main parts of the Company’s business activities are not and are not expected to be conducted in the PRC; (iii) the Company’s principal places of business are not and are not expected to be located in the PRC; (iv) the senior management in charge of the Company’s business operation are not PRC citizens and the management does not and is not expected to be domiciled in the PRC; and (v) the risk factors disclosed in the offering document of any future offshore offerings are not expected to be predominately related to the PRC as compared to other countries and regions. However, significant uncertainties exist as to how the Trial Administrative New Measures and the related guidelines will be interpreted and implemented since they are newly published. Particularly, the Principle is subject to any new laws, rules and regulations or interpretations and implementations in any form relating to the filing requirements under the Trial Administrative New Measures at the discretion of the PRC government authorities.

If (i) we incorrectly conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

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

In Macau, some competitors have opened new properties, expanded operations and/or have announced intentions for further expansion and developments in Cotai, where City of Dreams and Studio City are located. For example, Phase 3 of the Galaxy Macau Resort progressively opened from the second quarter of 2023, while Phase 4 is currently under development and is expected to open in 2027. Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, has rebranded and redeveloped Sands Cotai Central in Cotai into The Londoner Macau, which opened in February 2021. Sociedade de Jogos de Macau, S.A., or SJM, opened Grand Lisboa Palace in July 2021 and opened two additional hotels in 2023. See “Item 4. Information on the Company — B. Business Overview — Market and Competition.”

In Cyprus, we hold a 30-year casino gaming license, which commenced from June 2017 and as to which the first 15 years are exclusive. Although we hold the exclusive license to operate casinos in the Republic of Cyprus until 2032, we may face competition from a large number of sports betting shops in Cyprus, online sports betting or other illegal casinos in Cyprus closed down by the Cyprus government, and from a large number of casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East. For instance, Hard Rock International announced its plans to open a new integrated casino resort in Greece’s Athens Riviera in 2027 while Wynn Resorts Ltd. announced plans to open the first Gulf Arab region casino at the luxury resort it is constructing at Ras Al Khaimah in the UAE in 2027.

We also compete to some extent with casinos located in other countries, such as Singapore, Malaysia, South Korea, Vietnam, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States, and in the future, proposed developments in Japan and the United Arab Emirates, among others. Certain other markets, such as Taiwan and Thailand, may also in the future legalize casino gaming and may not be subject to as stringent regulations as the Macau, Philippine and/or Cyprus markets. We also compete with both legal and illegal online gaming and sports betting websites, cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Asia could also significantly and adversely affect our business, financial condition, results of operations, cash flows and prospects.

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

City of Dreams Manila is located within Entertainment City, a controlled development in the City of Paranaque. In addition to us, Solaire and Okada Manila, Newport World Resorts has commenced the construction of an integrated resort to be located within Entertainment City. It is unlikely that Manila’s existing transportation infrastructure is capable of handling the increased number of tourist arrivals that may be necessary to support visitor traffic to large scale integrated resorts within Entertainment City, such as City of Dreams Manila. Although the NAIA Expressway and the newly constructed Skyway Stage-3 Expressway helped alleviate the traffic congestion within the area surrounding Entertainment City and the Philippine government continues to examine viable alternatives to ease traffic congestion in Manila, there is no guarantee that these measures will succeed, or that they will sufficiently eliminate the traffic problems or other deficiencies in Manila’s transportation infrastructure. Traffic congestion and other problems in Manila’s transportation infrastructure could adversely affect the tourism industry in the Philippines and reduce the number of potential visitors to City of Dreams Manila, which could, in turn, adversely affect our business and prospects, financial condition and results of our operations.

Macau consists of a peninsula and two islands and is connected to the PRC by five border crossings. Macau has an international airport and connections to the PRC and Hong Kong by road and ferry. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, car, air and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, including the expansion of the Macau Light Rapid Transit and capacity expansion of border crossings, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect our projects in Macau. Furthermore, even if constructed, the expected benefits of these projects may not fully materialize, and may not result in significantly increased traffic to Macau and to our Macau properties. Any further delays or termination of Macau’s transportation infrastructure projects may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Cyprus is an island in the Eastern Basin of the Mediterranean Sea. It is the third largest island in the Mediterranean after the Italian islands of Sicily and Sardinia. Cyprus has two international airports with flights to other European countries as well as outside of Europe such as Russia, the Middle East and Africa. Cyprus’ existing transportation infrastructure may be incapable of handling the increased number of tourist arrivals that may be necessary to support visitor traffic to City of Dreams Mediterranean in Limassol or our three satellite casinos in Nicosia, Ayia Napa and Paphos. There is no guarantee that any measures taken by the government of Cyprus will successfully increase air traffic into Cyprus or sufficiently eliminate the traffic problem or other deficiencies in Cyprus’ transportation infrastructure.

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

In the Philippines, PAGCOR has issued regular gaming licenses to the Philippine Licensees and one other company and additional provisional gaming licenses to three other companies in the Philippines for the development and operation of integrated casino resorts. PAGCOR also granted a provisional license to a casino operator located at Las Piñas City and has also licensed private casino operators in special economic zones, including four in the Clark Ecozone, one in Poro Point, La Union, one in Binangonan, Rizal and one in the Newport City CyberTourism Zone, Pasay City. The Philippine License granted by PAGCOR to the Philippine Licensees is non-exclusive, and there is no assurance that PAGCOR will not issue additional gaming licenses, or that it will limit the number of licenses it issues. Any additional gaming licenses issued by PAGCOR could increase competition in the Philippine gaming industry, which could diminish the value of the Philippine Licensees’ Philippine License. This could materially and adversely affect our business, financial condition and results of operations in the Philippines.

Any simultaneous planning, design, construction and development of any projects may stretch our management’s time and resources, which could lead to delays, increased costs and other inefficiencies in the development of these projects.

There may be overlap in the planning, design, development and construction periods of our gaming and non-gaming projects. Members of our senior management will be involved in planning and developing our projects at the same time, in addition to overseeing our day-to-day operations. Our management may be unable to devote sufficient time and attention to such projects, as well as our operating properties, which may result in delays in the construction or opening of any of our current or future projects, cause construction cost overruns or cause the performance of our operating properties to be lower than expected, which could have a material adverse effect on our business, financial condition and results of operations.

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

The pool of experienced gaming and other skilled and unskilled personnel in Macau, the Philippines and Cyprus is limited. Our demand remains high for personnel occupying sensitive positions that require qualifications sufficient to meet gaming regulations and other requirements or skills and knowledge. Competitive demand for qualified personnel is expected to continue due to the increased number of properties recently opened and expected to open in close proximity to our properties in Macau and the Philippines. Notably, with the lifting of COVID-19 travel restrictions in Macau and the increase in business volumes and the opening of Studio City Phase 2, we will need to hire a significant number of employees to operate at full capacity, with a significant portion of these vacancies expected to be filled by non-resident workers for which Macau government-issued quotas are required. Conversely, the expected increase in demand for personnel in Macau due to the easing of COVID-19 travel restrictions could adversely affect the supply of personnel in the Philippines. The limited supply and increased competition in the labor market could cause our labor costs to increase.

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

In the Philippines, the Philippine License requires that at least 95% of City of Dreams Manila’s total employees be locally hired. Our inability to recruit a sufficient number of employees in the Philippines to meet this provision or to do so in a cost-effective manner may cause us to lower our hiring standards, which may have an adverse impact on City of Dreams Manila’s service levels, reputation and business. In addition, Kilusan ng Manggagawang Makabayan (KMM-Katipunan) Melco Resorts Leisure (PHP) Corporation — Table Games Division — Chapter, or KMM-MELCO TGD, represents the rank-and-file employees of the Table Games Division of City of Dreams Manila as the latter’s sole and exclusive bargaining agent and an updated collective bargaining agreement was signed between City of Dreams Manila and the KMM-MELCO TGD, which covers the period from July 1, 2022 until June 30, 2024. This collective bargaining agreement provided a slight adjustment to salaries with effect from July 1, 2023 and an improved leave policy for employees of Table Games Division of City of Dreams Manila. In February 2023, a petition was granted permitting KMM-Katipunan Melco Resorts and Leisure (Phil) Corporation Integrated Resorts and Casino (Housekeeping Chapter) to hold a certification election in an effort to represent the employees of the Housekeeping Division of City of Dreams Manila. However, a majority of the members of the Housekeeping Division voted against the unionization of their division at the certification election held in April 2023. In addition, another union, Kilusan ng Manggagawang Makabayan (KMM-Katipunan) Melco Resorts Leisure (PHP) Corporation — Security and Surveillance Division — Chapter, or KMM-MELCO SSDC, also sought to organize and represent the employees of the Security Division of City of Dreams Manila and filed a petition in February 2021 and July 2022 to request an election by the relevant employees. However, a majority of the members of the Security Division voted against the unionization of their division at the certification election in 2021, and the KMM-MELCO SSDC withdrew its petition for certification election in November 2022. Any demand or activities of such collective bargaining agent, including in relation to entry into any new or updated collective bargaining agreement, or any additional collective bargaining agents that may be certified by the Philippines Department of Labor in the future, could have a material adverse effect on the business and operations of City of Dreams Manila or our financial condition and results of operations. The impact of any union activity is difficult to predict, and, if not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations and financial condition.

In Cyprus, there is also a risk that our employees may organize or become part of a collective bargaining agreement or trade union. There is a shortage of experienced gaming and other skilled and unskilled personnel as Cyprus is a relatively new gaming market and we also compete with other local hotels and resorts for non-gaming personnel in the hospitality sector.

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

We currently have various insurance policies providing certain coverage typically required by gaming and hospitality operations in Macau. In addition, we maintain various types of insurance policies for our Philippine and Cyprus business and operations, including mainly property damage, business interruption, general liability and crime insurance policies. In the Philippines, we also maintain a surety bond required by PAGCOR, which secures the prompt payment by Melco Resorts Leisure of the monthly licensee fees due to PAGCOR. These insurance policies provide coverage that is subject to policy terms, conditions and limits. There is no assurance that we will be able to renew such insurance coverage on equivalent premium costs, terms, conditions and limits upon their expiration. Certain events, such as typhoons and fires, have increased our premium costs and reduced policy limits. The cost of coverage may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage. Our cyber insurance may not cover all expenses and losses arising from any cybersecurity incidents and, accordingly, such breaches or other compromises of our information security or that of its third-party service providers or business partners may have an adverse impact on our operating results and financial condition.

We cannot assure you that any such insurance policies we obtained or may obtain will be adequate to protect us from material losses. Certain acts and events, including any pandemic, epidemic of infectious diseases, earthquakes, hurricanes and floods, terrorist acts, or cybersecurity attacks could expose us to significant uninsured losses that may be, or are, uninsurable or too expensive to justify obtaining insurance. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. In addition to the damages caused directly by a casualty loss (such as fire or natural disasters), infectious disease outbreaks, terrorist acts or cybersecurity attacks, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. As an example, COVID-19 outbreaks resulted in many governments around the world, including in the Philippines, Macau and Cyprus where we operate, placing quarantines disallowing residents to travel into or outside of the quarantined area, enforcing business closures and other restrictions. While we intend to continue carrying business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover any losses that may result from such events.

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

Our operations could be, and in certain cases, such as in relation to COVID-19, have been adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika, Ebola and COVID-19. The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in the PRC or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions in the PRC or elsewhere in the world as well as temporary or prolonged closures of the facilities we use for our operations and disruptions to public transportation, which could severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy. See also “— We continue to recover from the impact of, and disruptions caused by, COVID-19 on our operations, and the pace of recovery may continue to materially affect our business, prospects, financial condition and results of operations.”

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

There can be no assurance that any further outbreak of COVID-19 or an outbreak of swine flu, avian influenza, SARS, MERS, Zika, Ebola or other contagious disease or any measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of any health epidemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our facilities or employees or others involved in our operations were suspected of having COVID-19, swine flu, avian influenza, SARS, MERS, Zika or Ebola as this could require us to quarantine some or all of such employees or persons or disinfect the facilities used for our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, which could result in reduced business volume and the temporary closure of our facilities or otherwise disrupt our business operations and adversely affect our results of operations. Our revenues and profitability could be materially reduced to the extent that a health epidemic or other outbreak harms the PRC or global economy in general.

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

While we maintain a certain amount of our operating funds in the same currencies in which we have obligations in order to reduce our exposure to currency fluctuations, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2023 and 2022. In addition, we may face regulatory, legal and other risks in connection with our assets and operations in certain jurisdictions that may impose limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.

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

We have made, and may in the future make, acquisitions, investments, divestments or strategic transactions in companies or projects to expand or complement our existing operations. From time to time, we engage in discussions and negotiations with companies regarding acquisitions, investments, divestments or other strategic transactions, which may be material or significant, in such companies or projects. For example, the discussions and negotiations between us and Melco International led to our acquisition of 75% ownership interest in ICR Cyprus from Melco International, through which we expanded our operations to Cyprus. With this acquisition, our business expanded to the European region and includes City of Dreams Mediterranean, a new integrated casino resort in Cyprus. Our expanded operations in Cyprus require significant resources and investments and we may in the future make other acquisitions, investments or strategic transactions that require significant capital commitments and resources.

Should we pursue acquisitions in the PRC, we will be subject to a variety of PRC anti-monopoly laws. In recent years, additional regulations have been implemented which make merger and acquisition activities by foreign investors more time-consuming and complex. The Measures for the Security Review of Foreign Investments promulgated by National Development and Reform Commission, or the NDRC, and Ministry of Commerce, which became effective from January 2021, require that a security review by relevant governmental authorities must be conducted for foreign investments that affect or may affect national security in accordance with the provisions thereunder. In November 2021, the State Council inaugurated the National Anti-Monopoly Bureau, which aims to further implement fair competition policies and strengthen anti-monopoly supervision in the PRC, particularly to strengthen oversight and law enforcement in areas involving innovation, science and technology, information security and people’s livelihoods. Any failure or perceived failure by us to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

Any integration process that would follow any of our acquisitions, investments or strategic transactions, including our acquisition of 75% equity interest in ICR Cyprus, may prove more difficult than anticipated. We may be subject to liabilities or claims that we are not aware of at the time of the investment or acquisition, and we may not realize the benefits anticipated at the time of the investment or acquisition. Any benefits anticipated at the time of the investment or acquisition may also not be realized, or may be impacted, due to factors beyond our control. For example, in Cyprus, our operations have been negatively affected by, among others, the military conflict between Russia and Ukraine, the Israel-Hamas conflict and other conflicts in the Middle East. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and liabilities, result in losses, including in material amounts, and may adversely affect our businesses, financial condition and operating results. Even if we do identify suitable opportunities, we may not be able to make such acquisitions or investments on commercially acceptable terms or adequate financing may not be available on commercially acceptable terms, if at all, and we may not be able to consummate a proposed acquisition or investment.

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

We continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy. Any future expansion of our operations or our entry into new markets through mergers, acquisitions, strategic transactions or investments may subject us to:

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

We conduct, and expect to continue to conduct, our gaming activities at our casinos on a credit basis as well as a cash basis. Consistent with customary practice, we grant credit to certain premium direct players, and in markets where we engage gaming promoters and the grant of credit is permitted such as Macau, the Philippines and Cyprus, we grant credit to gaming promoters. Gaming promoters bear the responsibility for issuing credit and subsequently collecting the credit they granted. We extend credit, often on an unsecured basis, to certain gaming promoters and VIP patrons whose level of play and financial resources warrant such an extension in our opinion. High-end patrons typically are extended more credit than patrons who wager lower amounts. Any slowdown in the economy could adversely impact our VIP patrons, which could in turn increase the risk that these clients may default on credit extended to them. In Cyprus, a relatively new gaming market, we also grant credit to a small number of selected premium direct players.

We may not be able to collect all of our gaming receivables from, or fully realize the value of collateral posted by, our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions including Macau, the Philippines, Cyprus and under certain circumstances, Hong Kong. As most of our customers in Macau are visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts in many jurisdictions, do not enforce gaming debts. Further, we may be unable to locate assets in other jurisdictions against which recovery of gaming debts can be sought. The collectability of receivables from our credit customers and, in particular, our international credit customers, could be negatively affected by future business or economic trends or by significant events in the jurisdictions in which these customers reside, or in which their assets are located. As a result of COVID-19, we have increased our estimated allowance for credit losses. We may also have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. We could suffer a material adverse impact on our operating results if receivables from our credit customers are deemed uncollectible. In addition, in the event a credit customer suffers losses in connection with any gaming activities at our properties and receivables from such customer are uncollectible, Macau gaming taxes, Philippines license fees or Cyprus gaming taxes (as the case may be) will still be payable on the resulting gaming revenues, notwithstanding any receivables owed by such customer to us may be uncollectible. An estimated allowance for credit losses is maintained to reduce our receivables to their carrying amounts, which approximate fair values.

Our business and financial plans may be negatively impacted by any contraction in the availability and significant increase in the cost of credit.

Our business and financing plans may be dependent upon the completion of future financings. Any severe contraction of liquidity in the global credit markets and/or a significant increase in interest rates may make it difficult and costly to obtain new lines of credit or to refinance existing debt, and may place broad limitations on the availability of credit from credit sources as well as lengthen the recovery cycle of extended credit. Any deterioration in the credit environment may cause us to have difficulty in obtaining additional financing on acceptable terms, or at all, which could adversely affect our ability to complete current and future projects. Tightening of liquidity conditions in credit markets and material rises in the cost of funding may also constrain revenue generation and growth and could have a material adverse effect on our business, financial condition and results of operations.

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

We depend upon gaming promoters for a portion of our gaming revenues in Macau, the Philippines and Cyprus. If we are unable to establish, maintain and increase the number of successful relationships with gaming promoters in Macau, the Philippines or Cyprus, the financial resources of our gaming promoters are insufficient to allow them to continue doing business or we are unable to find alternative means to attract VIP rolling chip patrons in markets such as Macau where gaming promoters have become subject to restrictions on doing business due to legal and regulatory requirements, our results of operations could be materially and adversely impacted.

Historically, VIP rolling chip patrons introduced to us by gaming promoters were responsible for a significant portion of our gaming revenues in Macau. However, significantly increased regulatory scrutiny of gaming promoters in Macau has resulted, and may continue to result, in restrictions on their activities and the cessation of business of many gaming promoters. In addition, changes to the legal and regulatory framework in the PRC has also affected gaming promoters in Macau. For example, amendments to the PRC’s criminal laws, which provide that anyone that organizes trips for Chinese citizens for the purpose of gambling outside of the PRC, including Macau, may be deemed to have conducted a criminal act, came into effect on March 1, 2021. Furthermore, in November 2021, the Court of Final Appeal in Macau issued a final unappealable decision holding that a gaming operator was jointly liable with a gaming promoter for the refund of funds deposited with such gaming promoter, and separately the Macau authorities have arrested executives from a gaming promoter for alleged illegal overseas gaming related activities. In January 2022, the Macau authorities also arrested an executive from another gaming promoter and certain related individuals and certain of these individuals were sentenced to jail terms in addition to the payment of monetary compensation to the Macau government in January 2023. On December 20, 2022, a new law came into effect that included provisions clarifying the extent of joint liability of concessionaires and gaming promoters pursuant to which the acceptance of funds or chips from others by a gaming promoter is only considered activity undertaken by the casino when such funds or chips were used to play or result from gaming winnings. The records kept by the concessionaire with respect to the chips or play are relevant for such determination. Under such new law, the taking of deposits of funds from others not for gaming purposes is considered a crime. We currently engage gaming promoters in Macau. In the event gaming promoters remain subject to such restrictions and regulatory scrutiny in Macau and we, or the gaming promoters we engage, are unable to successfully attract VIP rolling chip patrons or expand our mass market segment in Macau, our business, financial condition and results of operations could be affected materially and adversely. For a further discussion of restrictions on gaming promoters in Macau, see “— Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.”

As of the end of 2023, we had arrangements with six gaming promoters in the Philippines. In the event we are unable or choose not to partner with additional gaming promoters in the Philippines or are unable to successfully operate our VIP rolling chip operations with reduced reliance on customers introduced by gaming promoters or expand our mass market segment in the Philippines, our business, financial condition and results of operations could be affected materially and adversely.

For our operations in Cyprus, there are currently three licensed gaming promoters.

If we are unable to utilize, maintain, resume and/or develop relationships with gaming promoters and, in the case of Cyprus, if the number of licensed gaming promoters do not significantly increase in the future, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies, we may therefore need to offer better terms to gaming promoters, including extensions of credit, which may increase our overall credit exposure or to find alternate ways of attracting such patrons which may not be as effective as gaming promoters or may increase our marketing expenses.

In addition, in markets where we use gaming promoters, such gaming promoters may encounter difficulties in attracting patrons to come to our casinos. For example, gaming promoters may experience decreased liquidity, limiting their ability to grant credit to their patrons, resulting in decreased gaming volume in the affected casinos. Credit already extended by our gaming promoters may become increasingly difficult to collect.

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

The free ports, offshore financial services and free movement of capital have created an environment whereby casinos in Macau, the Philippines or Cyprus could be exploited for money laundering purposes. We also deal with significant amounts of cash in our regular casino operations in Macau, the Philippines and Cyprus. As our Macau, Philippine and Cyprus operations are subject to various reporting and anti-money laundering regulations and increased audits and inspections from regulators, we have implemented anti-money laundering policies to address those requirements. Philippine laws on anti-money laundering have been amended to include casinos as covered institutions and the Anti-Money Laundering Council and PAGCOR have also recently released corresponding regulations and guidelines on compliance. In Cyprus, The Prevention and Suppression of Money Laundering Activities Laws of 2007 to 2022 (188(I)/2007) N. 98 (I)/2023 (“Cyprus AML Law”) as amended in March 2021 transposed the European Union’s Sixth AML Directive (“AMLD 6”) into national law of Cyprus. Amendments to the Cyprus AML Law were also made in March 2022 to provide further clarifications on the provisions of the AMLD 6, including those relating to enforcement procedure and measures to be undertaken to better enforce, supervise and coordinate the EU’s rules in this area. The CGC’s anti-money laundering Direction requires us to implement compliance measures to meet obligations relating to our monitoring and control obligations and CGC reporting requirements. While we have adjusted our anti-money laundering policies for our Philippine and Cyprus operations to these new rules and regulations, their implementation or application, as well as any further changes to anti-money laundering laws and regulations in Macau, the Philippines and Cyprus may require us to adopt changes to our own anti-money laundering policies.

We cannot assure you that our contractors, agents or employees will continually adhere to any such current or future policies or these policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau, the Philippines or Cyprus.

There can be no assurance that, despite the anti-money laundering measures we have adopted and undertaken, we would not be subject to any accusation or investigation related to any possible money laundering activities. In addition, we expect to be required by relevant regulatory authorities from Macau, the Philippines,

Cyprus and other jurisdictions that regulate our business activities to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations during which regulatory authorities may make inquiries and take other actions such as compliance audits at their discretion. Any incident of money laundering, accusation of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters, our customers or others with whom we are associated could have a material adverse impact on our reputation, business, cash flow, financial condition, prospects and results of operations. Any serious incident of, or repeated violation of, laws related to money laundering or any regulatory investigation into money laundering activities may cause a revocation or suspension of the concession, of the Philippine License or the Cyprus License. For more information regarding anti-money laundering regulations in Macau, the Philippines and Cyprus, see “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Anti-Money Laundering and Terrorism Financing Regulations,” “Item 4. Information on the Company — B. Business Overview — Regulations — Philippines Regulations — Anti-Money Laundering Regulations in the Philippines” and “Item 4. Information on the Company — B. Business Overview — Regulations — Cyprus Regulations — Anti-Money Laundering Law and Regulations.”

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

Despite the security measures we currently have in place, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, acts of vandalism, phishing attacks, computer viruses, misplaced or lost data, programming or human errors, other cybercrimes and other events. Cybersecurity risks continue to intensify globally, with cybercriminals employing increasingly sophisticated methods of cyber-attack. There were a number of well-publicized attacks on large corporations, including several in our industry. Cyber-attacks are becoming increasingly more difficult to anticipate and prevent due to their rapidly evolving nature and, as a result, the technology we use to protect our systems could become outdated. The occurrence of any of the cyber incidents described above could cause reputational harm to us, expose us to legal proceedings and have a material adverse effect on our business, results of operations and cash flows.

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

Finally, while we have developed and implemented a cybersecurity risk management program, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully complied with or effective in protecting our systems and information. See also “Item 16K – Cybersecurity.”

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

Our businesses collect, use and transmit large volumes of data, including credit card numbers and personal information in various information systems relating to our customers, suppliers and staff, and such personal information may be collected and/or used in, and transmitted to or from, multiple jurisdictions. We may be subject to a variety of cybersecurity, data privacy, data protection and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our business activities and increase our compliance costs and efforts. Any breach or noncompliance may subject us to proceedings, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

Our customers, suppliers and employees have a high expectation that we will adequately protect their personal information. Such collection, use and/or transmission of personal information is governed by privacy laws and regulations and such laws and regulations change often, vary significantly by jurisdiction and often are newly enacted. For example, the European Union (“EU”)’s General Data Protection Regulation (“GDPR”),

which became effective in May 2018, requires companies to meet new and more stringent requirements regarding the handling of personal information. The GDPR may also capture data processing by non-EU firms with no EU establishment if, for example, they conduct direct marketing that specifically targets individuals in the EU. In addition, on November 1, 2023, the PRC National Information Security Standardization Technical Committee issued the Network Security Standard Practice Guide –Guangdong-Hong Kong-Macau Greater Bay Area Cross-Border Personal Information Protection Requirements (Draft for Comment), setting out the basic principles and protection requirements in the personal information cross-border flow in the Guangdong-Hong Kong-Macao Greater Bay Area, which requires personal information processors to comply with the local laws and regulations in the jurisdictions concerned. It is likely that this Standard Practice Guide, if effective, will be applicable to companies operating in Macau and Hong Kong, like us.

In some jurisdictions, including the PRC where we have a wholly-owned subsidiary that hosts domain names of our PRC websites and other online platforms which promote our non-gaming amenities in the PRC, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, the Cybersecurity Administration of China, or CAC, introduced the Management Measures for Reporting Cybersecurity Incidents (Draft for Comment) in December 2023, which require mandatory reporting within one hour for significant, major, or exceptionally major incidents. On January 4, 2022, the CAC issued the New Measures for Cybersecurity Review, or the New Measures, which amended the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021 and came into effect on February 15, 2022. The New Measures extend the scope of cybersecurity review to network platform operators engaging in data processing activities that affect or may affect national security, including overseas listings. Specifically, the New Measures provide that if a network platform operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review and, in any event, the CAC has the authority to initiate a cybersecurity review if it considers the data processing activities in connection with a proposed listing will or may affect national security. The New Measures do not specify the types of public listings that will be subject to cybersecurity review and do not give sufficient guidance on the specific types of data processing activities that may be subject to cybersecurity review. The PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As such, we cannot predict the impact of the New Measures on us, if any, at this stage, and we will closely monitor and assess the developments in the rule-making process. If the practical application of the New Measures results in mandated clearance of cybersecurity reviews and other specific actions to be completed by companies operating in Macau like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. We have not received any formal notice from any PRC cybersecurity regulator that we should apply for or otherwise be subject to a cybersecurity review, but we cannot be certain that such notifications will not occur in the future.

On November 14, 2021, the draft Regulations for the Administration of Cyber Data Security was published by the CAC for public comment, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) a merger, reorganization or division of online platform operators that have acquired a large number of data resources related to national security, economic development or public interests which affect or may affect national security; (ii) a listing abroad when the data processor processes over one million users’ personal information; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. It also requires data processors processing important data or listed outside China to carry out a data security assessment annually by itself or through a third party data security service provider and submit an assessment report to the local agency of the CAC. As there are still uncertainties regarding the further enactment of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot predict the impact of the Regulations for the Administration of Cyber Data Security on us, if any. In September 2023 the National People’s Congress announced that it intends to finalize the ongoing review of the PRC Cyber Security Law, in effect since 2017, and the draft amendments include increasing the penalties for individuals and companies.

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

Unfavorable publicity regarding us, or our directors, officers or affiliates, whether substantiated or not, may have a material and adverse effect on our business, brand and reputation. Such negative publicity may require us to engage in a defensive media campaign, which may divert our management’s attention, result in an increase in our expenses and adversely impact our results of operations, financial condition, prospects and strategies. The prevalence of social media compounds the potential scope of the negative publicity that could be generated. Any negative press or publicity could also lead to government or other regulatory investigations, including causing regulators with jurisdiction over our gaming operations in Macau, the Philippines and Cyprus to take action against us or our related licensees, including actions that could affect the ability or terms upon which our subsidiaries hold their gaming licenses and/or concession, our suitability to continue as a shareholder of those subsidiaries and/or the suitability of key personnel to remain with us. If any of these events were to occur, it could cause a material adverse effect on our business and prospects, financial condition and results of operations.

Our new branded products or new business lines may not be successful.

We launched the Nüwa brand in both Macau and the Philippines and the C2 brand in Cyprus and intend to rebrand The Countdown. In 2023, we launched City of Dreams Mediterranean in Cyprus and Epic Tower at

Studio City. We may continue introducing new brand names and brand identities in the future, which may be time-consuming and expensive, or may not have the intended effect, any of which could have a material adverse effect on our business, results of operations and financial condition. We may also launch new products or enter into new business or service lines that are subject to different business or regulatory risks than our existing gaming business. These new initiatives may subject us to additional costs for complying with a new set of laws, rules, regulations and policies and/or requirements imposed by new governmental and regulatory bodies. Given our relative lack of experience in these new business ventures, there is also no assurance that they will be successful. Accordingly, the revenue streams from our new properties and casinos opening in the near future may not be stable or significant.

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

Claims or regulatory actions against us under China’s competition laws may result in fines, constraints on our business and damage to our reputation.

In recent years, the PRC government has stepped up enforcement against concentration of undertakings, cartel activities, monopoly agreements, unfair pricing, abusive behaviors by companies with market dominance and other anti-competitive activities. In December 2020, the PRC central government announced that strengthening anti-monopoly measures and preventing the disorderly expansion of capital has become one of its focuses, and that it intended to improve digital regulations and legal standards for the identification of platform enterprise monopolies for the gathering, usage and management of data, and for the protection of consumer rights.

For example, the PRC government has enhanced its anti-monopoly and anti-unfair competition laws and regulations, such as the enactment of the Online Trading Measures, which took effect on May 1, 2021, and the amended Anti-monopoly Law, which came into effect on August 1, 2022 and significantly increased the consequences of liability for violations, including for failing to notify the State Administration for Market Regulation prior to implementing transactions if certain thresholds are met.

As of the date of this annual report, the PRC’s statements and regulatory actions related to anti-monopoly concerns have not impacted our business, our ability to accept foreign investments or our ability to issue our securities to foreign investors. However, in the future, we may become subject to these or similar laws and regulations and compliance with such laws and regulations, as well as administrative guidance and requirements by regulators from time to time, may require significant resources and efforts, including changing our operations and pricing practices, restructuring our operations and adjusting our investment activities, which may materially and adversely affect our operations, growth prospects, reputation and the trading prices of our ordinary shares and/or ADSs.

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

The occurrence of any of these events could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any existing or future construction projects which we might undertake. For example, in Cyprus, the City of Dreams Mediterranean project experienced delays due to some difficulties that we encountered with our contractors in relation to them not meeting labor resourcing plans and maintaining progress. We cannot guarantee that our construction costs or total project costs for existing or future projects will not increase beyond amounts initially budgeted.

We could encounter substantial cost increases or delays in the development of our projects, which could prevent or delay the opening of such projects.

We may have development projects in the future. The completion of these projects is subject to a number of contingencies, including adverse developments in applicable legislation, delays or failures in obtaining necessary government licenses, permits or approvals, disruptions to key supply markets, including shortages of, and price increases in energy, materials and skilled and unskilled labor, and inflation. The occurrence of any of these developments could increase the total costs or delay or prevent the construction or opening of new projects, which could materially and adversely affect our business, financial condition and results of operations. We may also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates.

There is no assurance that the actual construction costs related to our projects will not exceed the costs we have projected and budgeted, which could materially and adversely affect our business, cash flow, financial condition, results of operations and prospects.

Construction is subject to hazards that may cause personal injury or loss of life, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

The construction of large-scale properties, including the types of projects we are or may be involved in, can be dangerous. Construction workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. For example, in December 2021, there was a fatality at the Studio City Phase 2 construction site and certain façade-related works were suspended for approximately two weeks. We believe, and require, our contractors take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. If accidents occur during the construction of any of our projects, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

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

In addition, Studio City may find it challenging to comply with the terms imposed under its financing arrangements, especially during periods of challenging market conditions (including changes in the PRC’s economy). The 2028 Studio City Senior Secured Credit Facility and the indentures governing the Studio City Notes impose certain operating and financial restrictions, including limitations on the ability to pay dividends, incur additional debt, make investments, create liens on assets or issue preferred stock. If we are unable to comply with such restrictions, it could cause repayment of our debt to be accelerated. See “— The agreements governing our credit facilities and debt instruments contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions or otherwise take actions that may be in our best interests” and “— The renewal of a land concession is subject to compliance with certain legal requirements. In the event of any failure to meet such legal requirements, we could be forced to forfeit all or part of our investment in City of Dreams and Studio City, along with our interest in the land on which City of Dreams and Studio City properties are located and the building and structures on such land.”

All of the foregoing trends, risks and uncertainties may have a material adverse impact on our business, financial condition and results of operations.

Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of the PRC, including to Macau. For example, a Chinese citizen traveling abroad is only allowed to take a total of RMB20,000 (equivalent to approximately US$2,809) plus the equivalent of up to US$5,000 out of China. The annual limit of RMB100,000 (equivalent to approximately US$14,046) is the aggregate amount that can be withdrawn overseas by any person from Chinese bank accounts and it was set by the Chinese government, with effect on January 1, 2018. In addition, the Chinese government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from the PRC to Macau. Furthermore, a law also exists to control cross-border transportation of cash and other negotiable instruments to the bearer. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (equivalent to approximately US$14,914) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. The adoption of digital currency by the Chinese government may also cause more restrictions on the export of the Renminbi out of the PRC, which may impede the flow of customers from the PRC to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

In addition, the value of RMB against the U.S. dollar and other currencies may fluctuate and may be affected by, among other things, changes in political and economic conditions and the foreign exchange policies adopted by the PRC government. In 2023, the value of RMB depreciated approximately 3% against the U.S. dollar. It remains difficult to predict how market forces or PRC or U.S. government policy, including the ongoing trade disputes between the PRC and the U.S. governments may further exacerbate the devaluation of the RMB against the U.S. dollar and other currencies in the future. Given that we derive a significant majority of our revenues from our Macau gaming business and a significant number of our gaming customers come from, and are expected to continue to come from, the PRC, any further devaluation of the RMB against the U.S. dollar and other currencies may affect the visitation and level of spending of these gaming customers and could in turn have a material adverse effect on our revenues and financial condition.

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

Melco Resorts Macau benefits from an exemption of Complementary tax on income from gaming operations under the Concession until December 31, 2027 and we may not be able to extend it.

Companies in Macau are subject to Complementary tax of up to 12% of taxable income, as defined in relevant tax laws. We are also subject to a 35% special gaming tax on our gaming revenues as well as contributions of 2% and 3% of gross gaming revenue to a public fund, and to urban development, touristic promotion and social security, respectively. Such contributions may be waived or reduced with respect to gross gaming revenue generated by foreign patrons under certain circumstances. The Macau government granted to Melco Resorts Macau the benefit of a corporate tax holiday on gaming profits in Macau until 2021, which was extended until December 31, 2022 by dispatch of the Chief Executive. Melco Resorts Macau continues to benefit from the Macau Complementary Tax exemption on gaming profits for the period from January 1, 2023 to

December 31, 2027 pursuant to a Dispatch of the Macau Chief Executive dated January 29, 2024. The non-gaming profits of Melco Resorts Macau remain subject to the Macau Complementary Tax. In addition, the Macau government has granted to one of our subsidiaries in Macau the Macau Complementary tax exemption until 2021 on profits generated from income received from Melco Resorts Macau, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. The dividend distributions of such subsidiary to its shareholders continue to be subject to Complementary tax. We applied for an extension of such Complementary tax exemption for the period from January 1, 2022 to December 31, 2022 and further for the period from January 1, 2023 to December 31, 2027. These applications are subject to the discretionary approval of the Macau government. We cannot assure you that the corporate tax holiday benefits will be extended beyond their expiration dates.

During the five-year period from 2017 through 2021, an annual payment of MOP18.9 million (equivalent to approximately US$2.3 million) was payable by Melco Resorts Macau with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributed by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. For the period from January 1, 2022 to June 26, 2022, a payment of MOP4 million (equivalent to approximately US$0.5 million) was paid by Melco Resorts Macau. In March 2023, Melco Resorts Macau received an extension of the agreement with the Macau government for an amount of MOP4.2 million (equivalent to approximately US$0.5 million) as payment for the period from June 27, 2022 to December 31, 2022. In February 2024, Melco Resorts Macau entered into an agreement with the Macau government for an annual payment for the period from 2023 through 2025. Upon the payment of such amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. We cannot assure you that the same arrangement will be applied beyond such period or, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.

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

Although Melco Resorts Leisure is the sole operator of City of Dreams Manila, the ability of the Melco Philippine Parties to operate City of Dreams Manila, as well as the fulfillment of the terms of the Philippine License granted by PAGCOR in relation to City of Dreams Manila, depends to a certain degree on the actions of the Philippine Parties. For example, the Philippine Parties, as well as the Melco Philippine Parties, are responsible for meeting a certain debt to equity ratio as specified in the Philippine License. The failure of any of the Philippine Parties to comply with these conditions would constitute a breach of the Philippine License. As the Philippine Parties are separate corporate entities over which MRP has no control, there can be no assurance that the Philippine Parties will remain in compliance with the terms of the Philippine License of their obligations and responsibilities under the cooperation agreement (as amended) entered into between the Philippine Parties and the Melco Philippine Parties on October 25, 2012, which became effective on March 13, 2013. In the event of any non-compliance, there can be no assurance that the Philippine License will not be suspended or revoked. In addition, if any of the Philippine Parties fails to comply with any of the conditions to the Philippine License, MRP may be forced to take action against the Philippine Parties under the cooperation agreement between the Philippine Parties and the Melco Philippine Parties or to enter into negotiations with PAGCOR for amendments to the Philippine License. There can be no assurance that any attempt to amend the Philippine License would be successful. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

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

Melco Resorts Leisure’s right to operate City of Dreams Manila is subject to certain limitations under the operating agreement for the management and operation of City of Dreams Manila, entered into among Melco Resorts Leisure and the Philippine Parties. For example, Melco Resorts Leisure is prohibited from entering into any contract for City of Dreams Manila outside the ordinary course of the operation and management of City of Dreams Manila with an aggregate contract value exceeding US$3.0 million (such contract value to be increased by 5.0% each year on each anniversary date of the operating agreement, with the threshold at approximately US$4.9 million for the year ended December 31, 2023) without the consent of the other Philippine Licensees. In addition, Melco Resorts Leisure is required to remit specified percentages of the mass market and VIP gaming earnings before interest, tax, depreciation and amortization and other defined adjustments or net revenues derived from City of Dreams Manila to PremiumLeisure and Amusement Inc.

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

A part of MRP’s strategy for City of Dreams Manila is to capture a share of the premium gaming market in the region. Compared to general market patrons, whose typical wagers are relatively low, premium market patrons usually have higher minimum bets. Despite its targeted marketing efforts, there can be no assurance that the premium market customers will be incentivized to play in City of Dreams Manila rather than in comparable properties in Macau, the Philippines or elsewhere in the region, as these players may be unfamiliar with the Philippines or refuse to change their normal gaming destination. If MRP is unable to expand in the premium market as it intends, this would adversely affect its and/or our business and results of operations.

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

Further, Melco Resorts Leisure, by virtue of its being registered with the Philippine Economic Zone Authority as a Tourism Economic Zone Enterprise, enjoys a tax and duty exemption on importation and VAT zero-rating on its local purchases of certain capital equipment used in registered activities. Our Philippines subsidiaries are also liable for VAT on certain transactions. On March 26, 2021, the Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) was signed and took effect on April 11, 2021 and is applicable to income derived from our non-gaming operations in the Philippines. CREATE reduced the minimum corporate income tax from 2% to 1% for the period from July 1, 2020 to June 30, 2023 and the corporate income tax rate from 30% to 25% starting July 1, 2020.

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

Risks Relating to Operating in the Gaming Industry in Cyprus

Our operations in Cyprus, particularly at City of Dreams Mediterranean, face significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations.

Our operations in Cyprus include City of Dreams Mediterranean and the license to operate four satellite casinos. In July 2019, we acquired a 75% equity interest in ICR Cyprus from Melco International, our controlling shareholder, while the remaining 25% equity interest in ICR Cyprus is held by The Cyprus Phassouri (Zakaki) Limited. We have entered into a shareholders’ agreement with The Cyprus Phassouri (Zakaki) Limited regarding certain commercial and financial arrangements pursuant to which we, as more fully set out in additional management and service contracts, (i) provide certain corporate-level management services to ICR Cyprus and its subsidiaries for a fixed amount of EUR2 million (equivalent to approximately US$2.2 million) per annum and (ii) have the right to receive an allotment of preference shares in the gaming license-holding subsidiary of ICR Cyprus, which will provide the right to a preferential dividend, among other terms.

We will require the continued partnership and cooperation of The Cyprus Phassouri (Zakaki) Limited for the operation of City of Dreams Mediterranean and the Cyprus Casinos. Two satellite casinos in Nicosia and Larnaca opened in 2018 (the Larnaca satellite casino ceased operations in June 2020), one satellite casino opened in 2019 in Ayia Napa and one satellite casino in Paphos opened in February 2020. In addition, our City of Dreams Mediterranean project, which required significant investment of capital and other resources, opened to the public in July 2023. Prior to the opening of City of Dreams Mediterranean, we operated a temporary casino in Limassol from 2018 to 2023. Our operations in Cyprus are also subject to ongoing compliance with various laws, regulations, licenses, permits and renewals of those licenses and permits. Given our relatively short operating history and limited experience in Cyprus, which also represents our first significant business venture outside of Asia, it may be difficult for us to comply with the applicable laws and regulations or to secure all necessary licenses and permits in Cyprus, which could be time-consuming and significantly increase our costs. In addition, Cyprus is a relatively new gaming market and we may not achieve the intended results or return through our operations in Cyprus.

While we have already made significant capital investments for the development and operation of our operations in Cyprus, the ongoing operation of City of Dreams Mediterranean requires further significant additional capital investments, which may be funded through various sources, including equity, cash on hand, operating free cash flow as well as other financing, including by way of shareholder loans and external debt financing. We will be required to obtain approval from, or the consent of, or notify relevant government authorities, including the CGC, in order to enter into any debt financing. Given that this is the first significant integrated casino resort developed in Cyprus, we may face difficulty in obtaining the necessary approvals or consents for debt financing in a timely manner or at all. Our ability to obtain such debt financing also depends on a number of factors beyond our control, including the military conflict between Russia and Ukraine, the Israel-Hamas conflict, and other conflicts in the Middle East, rising interest rates, market volatility, and a contraction of liquidity in the global credit markets and lenders’ perceptions of, and demand for, the debt financing for City of Dreams Mediterranean. Under the shareholders’ agreement entered into between us and The Cyprus Phassouri (Zakaki) Limited regarding ICR Cyprus, the shareholders are obligated to use all commercially reasonable endeavors, subject to certain terms and conditions, to source debt financing of up to EUR437 million (equivalent to approximately US$484 million) for the development of City of Dreams Mediterranean. To the extent there is a shortfall in the amount of third-party debt available (or available on commercially-acceptable terms), we are obligated to fund the shortfall up to the full amount of EUR437 million (equivalent to approximately US$484 million) on terms which are, subject to certain terms and conditions, no less favorable to the project than any commercially-acceptable terms available in the commercial lending market. In connection therewith, a shareholder loan agreement for up to EUR275 million (equivalent to approximately US$304 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in March 2020. In addition, a further shareholder loan agreement for up to EUR250 million (equivalent to approximately US$277 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in

May 2022, along with a subordination agreement pursuant to which the March 2020 shareholder loan was subordinated to the May 2022 shareholder loan. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the ongoing operation of City of Dreams Mediterranean in a timely manner or at all. In addition, our operation of City of Dreams Mediterranean may be subject to additional risks, particularly, the military conflict between Russia and Ukraine, the Israel-Hamas conflict, and other conflicts in the Middle East, and the resulting disruptions.

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

Our current operations in Cyprus, including City of Dreams Mediterranean in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos, are dependent on the Cyprus License granted by the government of Cyprus to Integrated Casino Resorts on June 26, 2017. Under the Cyprus License, Integrated Casino Resorts has been granted the right to develop, operate and maintain an integrated casino resort in Limassol, Cyprus and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant with the right for exclusivity in Cyprus for the first 15 years of the term. The Cyprus License imposes certain requirements and conditions on Integrated Casino Resorts and its service providers, including the threat of suspension or termination of the Cyprus License upon the occurrence of certain events. Such requirements include, among others:

•

in connection with the operation of City of Dreams Mediterranean and, until the operation of such integrated casino resort, a temporary casino, payment to the government of Cyprus of an annual license fee of EUR2.5 million (equivalent to approximately US$2.8 million) per year for the first four-year period commencing from June 26, 2017, the grant date of the Cyprus License, and an annual license fee of EUR 5.0 million (equivalent to approximately US$5.5 million) per year for the second four-year period. Upon completion of the above eight-year period and for each four-year period thereafter, the government of Cyprus may review the annual license fee payable for each four-year term, provided that the annual license fee payable per year shall be no less than EUR 5.0 million (equivalent to approximately US$5.5 million) and subject to a maximum percentage increase;

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

There can be no assurance that we will be able to continuously comply with all the requirements under the Cyprus License, or that the Cyprus License will not be modified to contain more onerous terms or in such other manner that would cause us to lose our interest in our Cyprus operations, particularly when the initial 15-year exclusivity period expires in 2032. If the Cyprus License is materially altered or revoked for any reason, including due to any failure by us to comply with its terms, we may be required to cease our gaming operations in Cyprus, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure and Ownership

Our controlling shareholder has a substantial influence over us, and its interests in our business may be different than yours. We have had, and may continue to have, transactions with our controlling shareholder and its affiliates and such transactions may create conflicts of interest between us and our controlling shareholder.

As of March 15, 2024, Melco International’s beneficial ownership in our Company was approximately 51.69%. There are risks associated with the possibility that Melco International may: (i) have economic or business interests or goals that are inconsistent with ours; (ii) have operations and projects elsewhere in Asia or elsewhere in the world that compete with our businesses in Macau, the Philippines, Cyprus and in other countries and for available resources and management attention; (iii) take actions contrary to our policies or objectives; or (iv) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco International’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

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

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of ownership over our shares as well as our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of us held by Melco International and the aggregate direct or indirect shareholdings of certain of our subsidiaries held by us or certain of our subsidiaries (as the case may be) may result in an event of default and/or a cancelation of committed amounts as well as a requirement to prepay the credit facilities in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include steps being taken in connection with the liquidation or dissolution of certain of our subsidiaries.

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

Any occurrence of these events could be outside our control and could result in events of default and cross-defaults which may cause the termination and acceleration of our credit facilities, the Studio City Notes and Melco Resorts Finance Notes and potential enforcement of remedies by our lenders or note holders (as the case may be), which would have a material adverse effect on our financial condition and results of operations. For example, Melco Leisure has pledged 667,360,904 ordinary shares of our Company held by it in connection with a credit facility entered into by it and Melco International. If they are unable to comply with certain covenants under such credit facility, it could result in the relevant lenders enforcing the pledge, which could result in a change of control in our Company that would trigger the above provisions under our credit facilities, the Studio City Notes and Melco Resorts Finance Notes.

Such a change of control would also potentially adversely affect our ability to retain our concession in Macau. In the event we are unable to retain our concession in Macau, our business, financial condition, cash flows and prospects would be materially and adversely affected, including as a result of the fact that, in such case, an event of default or a mandatory prepayment obligation would arise under our credit facilities and result in the cancelation of committed amounts as well as a requirement to prepay the credit facilities in relation to such indebtedness in full. Furthermore, under the terms of the Studio City Notes and the Melco Resorts Finance Notes, we would also be required to offer to repurchase the Studio City Notes and the Melco Resorts Finance Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amounts specified under such indebtedness to the date of repurchase. We may not have sufficient funds to make such payments or be able to refinance such indebtedness or obtain additional debt to satisfy these obligations on acceptable terms, or at all. See also “— We may not be able to generate sufficient cash flow to meet our debt service obligations.”

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

We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness.

Our outstanding indebtedness as of December 31, 2023 includes:

•	HK$8.22 billion (equivalent to US$1.05 billion) under the 2020 Credit Facilities;

•	HK$1.0 million (equivalent to US$0.1 million) under the 2015 Credit Facilities;

•	HK$1.0 million (equivalent to US$0.1 million) under the 2028 Studio City Senior Secured Credit Facility;

•	US$1.00 billion from Melco Resorts Finance’s issuance of the 2025 Senior Notes;

•	US$500.0 million from Melco Resorts Finance’s issuance of the 2026 Senior Notes;

•	US$600.0 million from Melco Resorts Finance’s issuance of the 2027 Senior Notes;

•	US$850.0 million from Melco Resorts Finance’s issuance of the 2028 Senior Notes;

•	US$1.15 billion from Melco Resorts Finance’s issuance of the 2029 Senior Notes;

•	US$397.0 million from Studio City Finance’s issuance of the 2025 Studio City Notes;

•	US$500.0 million from Studio City Finance’s issuance of the 2028 Studio City Notes;

•	US$1.10 billion from Studio City Finance’s issuance of the 2029 Studio City Notes; and

•	US$350.0 million from Studio City Company’s issuance of the 2027 Studio City Notes.

We may incur further indebtedness to finance any future projects or phases of projects, or for general corporate purposes.

Our significant indebtedness could have material consequences. For example, it could:

•	make it difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions, including disruptions to global economic conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;

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

We have funded our capital investment projects through, among others, cash generated from our operations, credit facilities, issuance of debt securities and equity financings. For example, we used such capital resources to fund the development of the remaining land for our Studio City development project, and we may require additional financing in the future for our capital investment projects, which we may raise through debt or equity financing. In connection with the Concession Contract, Melco Resorts Macau committed to an overall investment of MOP11,823.7 million (equivalent to approximately US$1.47 billion) and incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$248.9 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to approximately US$22.37 billion) (“Incremental Investment Trigger”). As Macau’s annual gross gaming revenue exceeded MOP180.0 billion (equivalent to approximately US$22.37 billion) in 2023, the Incremental Investment Trigger was triggered in 2023, thereby increasing Melco Resorts Macau’s non-gaming investment by MOP2,003.0 million (equivalent to approximately US$248.9 million), with the overall investment amount increased to MOP13,826.7 million (equivalent to approximately US$1.72 billion) to be carried out by December 2032. As of December 31, 2023, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP1,331.0 million (equivalent to approximately US$165.4 million). We may also require additional financing in the future to fund our business operations. We may be required to obtain approval from, or consent of, or notify relevant government authorities or third parties in order to enter into such financings. There are no assurances that we would be able to obtain any required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.

Any financing related to the above may also be subject to, among others, the terms of credit facilities, the Melco Resorts Finance Notes and the Studio City Notes and any future financings. In addition, our ability to obtain debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates. For example, changes in rating outlooks may subject us to rating agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms. Central banks across the world have increased interest rates since 2022 and if such increase persists, our borrowing costs will be increased. The continued pressure on the Chinese property market since 2022, as well as the deterioration in the Chinese economy post-COVID-19 also negatively impacted the market for high yield bonds of issuers in other sectors connected with the PRC, including those issued by Macau gaming operators and associated entities. As a result, we cannot assure you that we will be able to obtain sufficient financing on terms satisfactory to us, or at all, to finance our capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected. We may, from time to time, seek to obtain new financings or refinance our outstanding debt through international markets. Any such financing or refinancing, and our evaluation thereof, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our business and operations in Macau are dependent upon our concession and, if we fail to comply with the complex legal and regulatory regime in Macau, our concession may be subject to revocation,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financing and Indebtedness — Any inability to maintain current financing or obtain future financing could result in delays in our project development schedule and could impact our ability to comply with the terms of the Concession Contract and generate revenues from operations at our present and future projects” and “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Concession Contract in Macau.”

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

•

general economic conditions and economic conditions affecting the PRC, Macau, the Philippines, Cyprus or the gaming industry in particular, including market conditions such as increases in inflation and other global economic, political and social conditions;

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

If we are unable to maintain our current financing arrangements or obtain suitable financing for our operations and our current or future projects (including any acquisitions we may make), such failure could adversely impact our compliance with our Concession Contract, our existing operations, or cause delays in, or prevent completion of, the development of any current or future projects. In connection with the Concession Contract, Melco Resorts Macau committed to an overall investment of MOP11,823.7 million (equivalent to approximately US$1.47 billion) and incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$248.9 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to approximately US$22.37 billion). As Macau’s annual gross gaming revenue exceeded MOP180.0 billion (equivalent to approximately US$22.37 billion) in 2023, the Incremental Investment Trigger was triggered in 2023, thereby increasing Melco Resorts Macau’s non-gaming investment by MOP2,003.0 million (equivalent to approximately US$248.9 million), with the overall investment amount increased to MOP13,826.7 million (equivalent to approximately US$1.72 billion) to be carried out by December 2032. As of December 31, 2023, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP1,331.0 million (equivalent to approximately US$165.4 million). Any inability to obtain suitable financing, or at all, may cause us to fail to comply with the terms of our Concession Contract, the harshest penalty of which for any non-compliance that may be imposed on us is revocation of the Concession Contract. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our business and operations in Macau are dependent upon our concession and, if we fail to comply with the complex legal and regulatory regime in Macau, our concession may be subject to revocation” and “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Concession Contract in Macau.”

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market, or the Nasdaq, since January 2, 2009. During the period from December 19, 2006 to March 15, 2024, the trading prices of our ADSs ranged from US$2.27 to US$45.70 per ADS and the closing sale price on March 15, 2024 was US$7.20 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors, including the following:

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

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	general economic, political or other factors that affect the region where our properties are located and/or the macroeconomic environment, including any global pandemic or crisis;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new investments, acquisitions, strategic partnerships, joint ventures or divestments by us or our competitors;

•	changes in performance and value of our investments;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	changes in our market share of the Macau, Philippine and/or Cyprus gaming markets;

•	detrimental adverse publicity about us, our properties or our industries;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca, Renminbi, Euro and the Philippine peso;

•	release or expiration of lock-up or other transfer restrictions on our outstanding shares or ADSs;

•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs;

•	potential litigation or regulatory investigations; and

•	rumors related to any of the above, irrespective of their veracity.

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

On May 14, 2020, we announced the suspension of the Company’s quarterly dividend program to preserve liquidity in light of the COVID-19 outbreaks and to continue investing in our business. We cannot assure you that we will resume the Company’s quarterly dividend program or make any dividend payments on our shares in the future. Dividend payments will depend upon a number of factors, including the operating environment, our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board. Except as permitted under the Companies Act (as amended) of the Cayman Islands, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, the 2020 Credit Facilities, the Studio City Notes, the 2028 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2015 Credit Facilities and the 2020 Credit Facilities include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover, cash cover and leverage ratios. The Studio City Notes and 2028 Studio City Senior Secured Credit Facility also contain certain covenants restricting payment of dividends by Studio City Finance and its subsidiaries, respectively. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors and the register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines and Cyprus. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, together with cost and time constraints, it may be difficult for you to effect service of process within the United States upon these persons. In particular, while none of our directors or officers spend a significant amount of time physically located in mainland China, all of our directors and officers, other than Ms. Galante, spend a significant amount of time physically located in Hong Kong and/or Macau, and it will be more difficult to enforce liabilities and enforce judgments on those individuals.

It may also be difficult for you to enforce in the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Japan courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial portion of whose assets are located outside of the United States. For instance, judgments of United States courts may not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. Similarly, the judgment of United States courts may not be directly enforced in Macau. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Macau and the United States. However, Macau’s civil procedure law permits an action to be brought to the Macau Second Instance Court for the recognition of a judgment obtained in a foreign jurisdiction. However, a separate legal action for enforcement of the foreign judgment must be commenced in Macau in order to recover a debt from the judgment debtor, in case the debtor does not make voluntary payment of its debt upon recognition of the foreign judgment by the Courts in Macau.

In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Japan would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands, Macau, Hong Kong, Singapore, Philippines, Cyprus or Japan courts would be competent to hear original actions brought in the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Japan against us or such persons predicated upon the securities laws of the United States or any state.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the current market price of our ADSs and ordinary shares, and the composition of our income, assets and operations, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended) or (ii) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles are generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, more than 25% (by value) of the stock. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets, including the value of our goodwill and unbooked intangibles, for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares, and will become subject to potentially burdensome reporting requirements. U.S. Holders should consult their tax advisers regarding the application of these rules. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Changes in tax law relating to multinational corporations could adversely affect our tax position.

The member countries of the Organization for Economic Co-operation and Development (“OECD”), with the support of the G20, initiated the base erosion and profit shifting (“BEPS”) project in 2013 in response to concerns that changes were needed to international tax laws. In November 2015, the G20 finance ministers adopted final BEPS reports designed to prevent, among other things, the artificial shifting of income to low-tax jurisdictions, and legislation to adopt and implement the standards set forth in such reports has been enacted or is currently under consideration in a number of jurisdictions. In May 2019, the OECD published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. On October 10, 2021, 137 member jurisdictions of the G20/OECD Inclusive Framework on BEPS (including Israel) joined the “Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy” which sets forth the key terms of such two-pillar solution, including a reallocation of taxing rights among market jurisdictions under Pillar One and a global minimum tax rate of 15% under Pillar Two. The agreement reached by 137 of the 140 members of the OECD’s Inclusive Framework on BEPS calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules and released commentary to the Pillar Two model rules in March 2022 and published administrative guidance in February 2023, July 2023 and December 2023. The model rules and commentary allow the OECD’s Inclusive Framework members to begin implementing the Pillar Two rules in accordance with the agreement reached in October 2021. As the Two Pillar solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain. These changes, when enacted, by various countries in which we do business may increase our taxes in these countries. The foregoing tax changes and other possible future tax changes may have an adverse impact on us, our business, financial condition, results of operations and cash flow.

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

On July 31, 2019, we acquired a 75% equity interest in ICR Cyprus, whose subsidiaries are currently operating City of Dreams Mediterranean in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos.

On May 4, 2022, we were identified as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act (the “HFCAA”) and the rules promulgated thereunder because our auditor at that time was Ernst & Young, located in Hong Kong, which was a PCAOB-Identified Firm as of May 4, 2022. On August 16, 2022, we changed our auditor from Ernst & Young, located in Hong Kong, to Ernst & Young LLP, located in Singapore, which is not a PCAOB-Identified Firm. In December 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. As a result, until such time as the PCAOB issues any new determination, we do not believe we are at risk of being a Commission-Identified Issuer nor at risk of having our securities subject to a trading prohibition under the HFCAA.

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

B. BUSINESS OVERVIEW

Overview

We are a developer, owner and operator of integrated resort facilities in Asia and Europe. We currently have three major casino-based operations in Macau, namely, City of Dreams, Altira Macau and Studio City, and non-casino based operations in Macau at our Mocha Clubs. We also have a casino-based operation in the Philippines, City of Dreams Manila. In 2019, we expanded our footprint outside of Asia and into Europe following our acquisition of a 75% equity interest in ICR Cyprus, which owns and operates City of Dreams Mediterranean and three satellite casinos in Cyprus.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate five Forbes Travel Guide Five-Star hotels in Asia — Altira Macau, Studio City’s Star Tower, Morpheus and Nüwa in both Macau and Manila — and received 16 Forbes Travel Guide Five-Star and three Forbes Travel Guide Four-Star recognitions across our properties in 2024. We seek to attract patrons throughout Asia, Europe and, in particular, from Greater China.

In the Philippines, Melco Resorts Leisure, a subsidiary of MRP, currently operates and manages City of Dreams Manila, an integrated resort in the Entertainment City complex in Manila.

In Cyprus, Integrated Casino Resorts, a wholly-owned subsidiary of ICR Cyprus, currently operates and manages City of Dreams Mediterranean in Limassol and our three satellite casinos in Cyprus.

We have earned multiple international accolades recognizing our excellence in operations, corporate social responsibility and contributions towards sustainability. These awards include:

•	“Best Overall CSR Program” at the IAG Academy IR Awards 2023,

•	“Outstanding Contribution in Corporate Social Responsibility” and “Best Responsible Gaming Program” at the Asia Gaming Awards 2023,

•	“Corporate Social Responsibility Award of the Year” at the Global Gaming Awards Asia for the second consecutive year in 2023,

•	“2023 Excellence in Practice Award” by The Association for Talent Development (ATD) in the “Career Development” category for the Company’s “Foundation Accelerated Program”,

•	“Best Environmental Responsibility” at the Asian Excellence Awards by Corporate Governance Asia magazine for the 11th consecutive year in 2023,

•

Being named among the Top 10 most sustainable hospitality companies in the 3rd Greater China Hotel Business Sustainability Index launched by CUHK Business School’s Centre for Business Sustainability in 2023,

•	“Sustainability Award” at the International Gaming Awards in 2022,

•

The Company’s training program “Morpheus Moments – Whatever It Takes, Whenever, However” was granted the “2022 Excellence in Practice Award” by The Association for Talent Development (ATD) in the “Customer Service Training” category,

•	“Sustainable Resort of the Year” at the International Gaming Awards in 2021,

•	“Climate Change Initiative” at the Pacific Asia Travel Association (PATA) Gold Awards in 2021,

•	“Asia’s Best CSR” at the Asian Excellence Awards by Corporate Governance Asia magazine for the second consecutive year in 2021,

•	“WeCare™ HR Asia Most Caring Companies Award” in 2021,

•	“Best Companies to Work for in Asia” by HR Asia magazine for the third consecutive year in 2021, and

•

RG Check certifications for our entire global portfolio, including Altira Macau, City of Dreams, Studio City, City of Dreams Manila and the Cyprus Casinos in 2021, making us the first and only operator globally to receive RG Check certifications for its entire portfolio. Developed by the Responsible Gambling Council, RG Check is the world’s gold standard and most comprehensive responsible gaming accreditation program established and implemented by an independent panel of respected gaming specialists.

We generated a significant majority of our total revenues for each of the years ended December 31, 2023, 2022 and 2021 from our operations in Macau, the principal market in which we compete. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.”

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated resort in Cotai, Macau, which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip patrons from regional markets across Asia. City of Dreams had an average of approximately 430 gaming tables and approximately 628 gaming machines in 2023, compared to an average of approximately 447 gaming tables and approximately 677 gaming machines in 2022 and an average of approximately 511 gaming tables and approximately 572 gaming machines in 2021.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. Morpheus offers approximately 783 rooms, suites and villas. Nüwa, which was under renovation since early 2020 and re-opened at the end of March 2021 offers approximately 286 guest rooms and the Grand Hyatt Macau hotel offers approximately 763 guest rooms. The Countdown is expected to undergo renovations as part of its rebranding. In addition, City of Dreams includes approximately 41 restaurants and bars, approximately 162 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, swimming pools, spas and salons and banquet and meeting facilities. The Para nightclub offers approximately 2,232 square meters (equivalent to approximately 24,025 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming offerings. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water (temporarily closed since June 2020) is expected to re-open in late 2024.

City of Dreams has garnered numerous awards in recognition of its high level of customer service and diverse range of entertainment experiences. Below are some of these accolades:

•	Morpheus and its spa were recognized by Forbes Travel Guide with Five-Star recognition for the fifth consecutive year in 2024. Other accolades garnered by Morpheus include:

•	Being listed among the World’s Most Beautiful Hotels by the Prix Versailles in 2023, and

•	Top 10% worldwide hotels for 2021 Travelers’ Choice Award by Tripadvisor.

•	Nüwa was recognized as a Forbes Travel Guide Five-Star hotel for the 12th consecutive year in 2024, while its spa was awarded Forbes Travel Guide Five-Star recognition for the 11th consecutive year,

•

The Cantonese culinary masterpiece Jade Dragon was awarded Forbes Travel Guide Five-Star recognition for the 11th consecutive year in 2024. It maintained its three-star MICHELIN rating for the sixth consecutive year in the MICHELIN Guide Hong Kong Macau 2024 and received Three Diamonds in the Black Pearl Restaurant Guide 2024 for the fifth consecutive year,

•

The ultimate French culinary experience provided by Alain Ducasse at Morpheus enabled it to receive Forbes Travel Guide Five-Star recognition for the fifth year in 2024. It attained two MICHELIN stars in the MICHELIN Guide Hong Kong Macau 2024 for the sixth year running and was honored with One Diamond in its Black Pearl Restaurant Guide debut in 2024, and

•

Yi at Morpheus was honored with Forbes Travel Guide Five-Star recognition for the fifth year in 2024. It received One Diamond in the Black Pearl Restaurant Guide 2024 for the fifth consecutive year and was recommended by MICHELIN Guide Hong Kong Macau 2024.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award-winning water-based extravaganza, The House of Dancing Water. The

House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams and highlights City of Dreams as an innovative entertainment-focused destination, strengthening the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The House of Dancing Water incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. The House of Dancing Water has been temporarily closed since June 2020 and is expected to re-open in late 2024.

Altira Macau

Since the third quarter of 2021, Altira Macau has strategically repositioned to cater to the premium mass and mass segments and has shut down VIP rolling chip operations. Prior to that, Altira Macau was designed to provide a casino and hotel experience that catered to Asian rolling chip customers. Altira Macau had an average of approximately 44 gaming tables and 141 gaming machines operated under the brand Mocha at Altira Macau in 2023, compared to an average of approximately 93 gaming tables and 146 gaming machines operated under the brand Mocha at Altira Macau in 2022 and an average of approximately 101 gaming tables and 121 gaming machines operated under the brand Mocha at Altira Macau in 2021. Altira Macau has a multi-floor layout comprising various gaming areas. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Travel Guide Five-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 216 guest rooms, including suites and villas, as of December 31, 2023. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant, Aurora, several Chinese and international restaurants and several bars. Altira hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. Below are some of the awards Altira Macau has received:

•	Forbes Travel Guide Five-Star recognition in lodging and spa categories by Forbes Travel Guide for 15 consecutive years in 2024,

•	Its Japanese tempura specialist Tenmasa received Forbes Travel Guide Five-Star recognition for the tenth consecutive year in 2024,

•

Its Cantonese restaurant Ying was honored with the Forbes Travel Guide Five-Star recognition for the fifth consecutive year in 2024 and was awarded a MICHELIN star in the MICHELIN Guide Hong Kong Macau 2024 for the eighth consecutive year, and

•	Its Italian restaurant Aurora earned Forbes Travel Guide Five-Star recognition for the tenth consecutive year in 2023.

Studio City

Studio City is a large-scale cinematically-themed integrated resort which opened in October 2015. The gaming operations of Studio City are focused on the mass market and target all ranges of mass market patrons. The mass market focus of Studio City Casino is currently complemented with VIP rolling chip operations. Melco Resorts Macau currently has 250 gaming tables, including 15 tables for VIP rolling chip operations, and 552 gaming machines available for operation at the Studio City Casino pursuant to the Studio City Casino Agreement. Studio City Casino had an average of approximately 246 gaming tables and 661 gaming machines in operation in 2023, compared to an average of approximately 277 gaming tables and 700 gaming machines in operation in 2022 and an average of approximately 290 gaming tables and 645 gaming machines in operation in 2021.

Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market segment, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke venue, a 5,000-seat multi-purpose live performance arena and a water park with indoor and outdoor areas, as well as approximately 2,493 luxury hotel rooms, various food and beverage outlets and approximately 38,500 square meters of themed and complementary retail space.

Studio City has received numerous awards, including:

•	Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition for the seventh consecutive year in 2024,

•	Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the sixth time in 2024,

•

Its signature Cantonese restaurant Pearl Dragon received its sixth Forbes Travel Guide Five-Star recognition in 2024, received one-MICHELIN-starred establishment rank for the eighth consecutive year in the MICHELIN Guide Hong Kong Macau 2024 and was honored with the “Best Chinese Cuisine in Asia – Excellence Award” by 2022 Haute Grandeur Global Restaurant Awards,

•

Studio City Water Park was listed among China’s Top 100 Novel Attractions in the 2023 Global Travel Play Book released by the China Tourism Academy and Mafengwo, and also received the “World Waterpark Association (“WWA”) Leading Edge Award” for its indoor water park in 2023 and the “WWA Leading Edge Award” for its outdoor water park in 2021, and

•

Studio City Phase 2 received the “Regional Award, Asia” at the 2021 BREEAM Awards which acknowledges the sustainability-related measures implemented during the project, as well as its contribution to the goals of carbon neutrality and zero waste.

In addition to its diverse range of gaming and non-gaming offerings, Studio City is strategically located in the Cotai region of Macau.

Our subsidiary Melco Resorts Macau operates the gaming areas of Studio City pursuant to the Studio City Casino Agreement. Melco Resorts Macau is reimbursed for the costs incurred in connection with its operation of Studio City’s gaming areas.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau. Mocha Clubs had an average of approximately 874 gaming machines in operation (excluding approximately 141 gaming machines at Altira Macau) in 2023, compared to an average of approximately 935 gaming machines in operation (excluding approximately 146 gaming machines at Altira Macau) in 2022 and an average of approximately 813 gaming machines in operation (excluding approximately 121 gaming machines at Altira Macau) in 2021. According to the DICJ, there were a total of 12,000 slot machines in the Macau market as of December 31, 2023. Mocha Clubs focus on general mass market patrons, including day trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

The Mocha Club gaming facilities offer both electronic gaming machines, including stand-alone machines, stand-alone progressive jackpot machines and linked progressive jackpot machines with a variety of games, and electronic table games which feature fully-automated multi-player machines with roulette, baccarat and sic-bo, a traditional Chinese dice game.

In addition to the Mocha Clubs, we also operate the Grand Dragon Casino, which focuses on mass market table games. We operate Grand Dragon Casino under a right-to-use agreement. Grand Dragon Casino had an average of approximately 17 gaming tables in 2023.

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

The property’s total gross floor area is approximately 313,000 square meters (equivalent to approximately 3.4 million square feet). We are authorized by PAGCOR to operate up to approximately 2,300 slot machines, 1,200 electronic gaming tables and 380 gaming tables. City of Dreams Manila had an average of approximately 2,297 gaming machines and 267 gaming tables in 2023, compared to an average of approximately 2,266 gaming machines and 274 gaming tables in 2022, and an average of approximately 2,338 gaming machines and 301 gaming tables in 2021.

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

City of Dreams Manila has been recognized for its warm hospitality for its guests, impressive dining options and luxurious spaces. Below are some of the awards City of Dreams Manila has received:

•

Named as the “World’s Leading Casino Resort” for the fourth consecutive year and “World’s Leading Fully Integrated Resort” in 2023 in the World Travel Awards. The resort was also awarded “Asia’s Leading Fully Integrated Resort” in 2021 and 2023 and “Asia’s Leading Casino Resort” in 2021 and 2022,

•	Nüwa Manila attained Forbes Travel Guide Five-Star recognition in 2024 for the seventh consecutive year,

•	Nobu Hotel, and Hyatt Regency Manila, City of Dreams Manila were awarded with Forbes Travel Guide Four-Star recognition for the seventh and eighth consecutive years, respectively, in 2024,

•	Nüwa Spa had set a milestone as the first and only spa in the Philippines to be awarded Forbes Travel Guide Five-Star for five years in a row in 2024,

•

TripAdvisor’s annual Traveler’s Choice Awards 2023 listed Nüwa Manila for the sixth consecutive year, Nobu Hotel for the sixth consecutive year and Hyatt Regency Manila, City of Dreams for the eighth consecutive year,

•

In the 2023 rebranded Tatler Dining Guide, Crystal Dragon, Nobu Manila and Red Ginger maintained their recognition on the list since 2022 with Haliya as a new addition in 2023 among 230 must-try restaurants in the country,

•	Spot.ph, the one-stop urban lifestyle guide to the best of Manila, named Haliya as one of the 10 Restaurants in Manila for Regional Filipino Eats in 2023 and in its 50 Great Restaurants List of 2021,

•	The luxury resort was given the 2022 Forbes Travel Guide “Work Here, Work Happy” accolade,

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

•	Nobu Hotel received the Agoda Customer Review Award for the fourth consecutive year in 2022, and Nüwa Manila and Hyatt Regency Manila in 2022,

•	Booking.com recognized the three luxury hotels at City of Dreams Manila in its Traveler Review Awards for the second time in 2022,

•	Hotels.com recognized Nobu Hotel and Hyatt Regency Manila, City of Dreams Manila with the “Loved by Guests” annual award for the fourth time in 2021, and

•	Crystal Dragon restaurant was named among The Top 20 restaurants in the Philippine Tatler’s Best Restaurants Guide four times, among approximately 200 restaurants.

The integrated resort is also acclaimed for its contributions towards sustainability and talent development. Below are some of the recognitions received:

•	One of only three global Finalists in the inaugural 2023 Responsible Hospitality Award in the annual Best of the Year Awards of Forbes Travel Guide,

•

Nüwa Manila, Nobu Hotel, and Hyatt Regency Manila, City of Dreams were recognized with the 2022-2024 ASEAN Green Hotel Award in the ASEAN Tourism Forum by the various tourism organizations in the region,

•	City of Dreams Manila was recognized by Manila Bulletin among 15 awardees in the country for notable green practices, at the national publication’s First Sustainability Forum in November 2022, and

•

City of Dreams Manila was conferred with various distinctions for exemplary performance by the Parañaque City government and in the civic, media and business circles for its contributions to business, creation of jobs, promotion of Philippine tourism and its sustainability efforts.

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

City of Dreams Mediterranean and Other

City of Dreams Mediterranean is a large premier destination resort located in Limassol, Cyprus. It features a fourteen-story luxury hotel with 500 guest rooms and suites, over 8,000 square meters of MICE space, an outdoor amphitheater, a family adventure park, and a variety of premium dining outlets and luxury retail. The total gross floor area of City of Dreams Mediterranean is approximately 86,000 square meters (equivalent to approximately 925,700 square feet). In addition, we currently operate three satellite casinos in Nicosia, Ayia Napa and Paphos in Cyprus in conjunction with City of Dreams Mediterranean.

Under the terms of the Cyprus License, we have been granted the right to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant on June 26, 2017 and with the right for exclusivity in Cyprus for the first 15 years of the term. We ceased operations of the temporary casino in June 2023 and City of Dreams Mediterranean opened to the public in July 2023. The operations of the temporary casino in Limassol and all the Cyprus Casinos were closed from January 1, 2021 to May 16, 2021 due to the government-imposed COVID-19 restrictions. In 2023, our facilities in Cyprus had an average of approximately 35 gaming tables and 453 gaming machines before the closure of the temporary casino and the City of Dreams Mediterranean opening. With the increased offering following the resort opening, our facilities in Cyprus had an average of approximately 103 gaming tables and 902 gaming machines, with an average of approximately 99 gaming tables and 744 gaming machines being operated under City of Dreams Mediterranean in the second half of 2023. This is compared to an average of approximately 35 gaming tables and 454 gaming machines in 2022, and an average of approximately 32 gaming tables and 440 gaming machines in 2021.

We acquired a 75% equity interest in ICR Cyprus from Melco International, our parent company, in July 2019. The remaining 25% equity interest in ICR Cyprus is owned by The Cyprus Phassouri (Zakaki) Limited. On July 31, 2019, we entered into a shareholders’ agreement with The Cyprus Phassouri (Zakaki) Limited regarding certain commercial and financial arrangements pursuant to which we will, as more fully set out in additional management and service contracts, (i) provide certain corporate-level management services to ICR Cyprus and its subsidiaries for a fixed amount of EUR2 million (equivalent to approximately US$2.2 million) per annum and (ii) have the right to receive an allotment of preference shares in the gaming license-holding subsidiary of ICR Cyprus which will provide the right to a preferential dividend, among other terms.

In recognition of our continuous efforts in human resources management, we were honored with the Silver Awards for the categories of “Most Effective Recruitment Strategy” and “Best CSR Initiative with Employees’ Involvement,” and the Bronze Award for “HR Corporate Event of the Year” at the Cyprus HR Awards 2021. City of Dreams Mediterranean was also named “Best New Luxury Casino Resort – World” at the 2023 Seven Stars Luxury Hospitality and Lifestyle Awards. It received The European Property Awards 2023 for achievements in three categories, “Best Hotel Architecture Cyprus”, “Best Sustainable Commercial Development Cyprus” and “Best New Hotel Construction & Design Cyprus”, and was named “Best International Sustainable Commercial Development” and “Best Sustainable Commercial Development Europe” at the International Property Awards 2023.

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

Our Land and Premises

We operate our gaming business at the properties leased from the Macau government in accordance with the terms and conditions of our gaming concession, or, with respect to the Mocha Clubs and Grand Dragon Casino, in third party-owned properties. In addition, our existing operating properties and development projects in Macau are subject to the terms and conditions of land concession contracts. See “— Regulations — Macau Regulations — Land Regulations.” Through MRP, we also operate our gaming business in the Philippines through the Philippine License issued by PAGCOR on a property which Melco Resorts Leisure leases from Belle Corporation under the Lease Agreement. In Cyprus, we operate our gaming business at a site owned by us at Zakaki in western Limassol and three satellite casinos at our leased premises pursuant to the Cyprus License.

City of Dreams

City of Dreams is located in Cotai, Macau, with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to COD Resorts and Melco Resorts Macau for a period of 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to approximately US$160 million), which was paid in full in January 2016. As of December 31, 2023, the total gross floor area at City of Dreams is 641,431.70 square meters (equivalent to approximately 6.9 million square feet), of which approximately 31,227.3 square meters, or 4.87% comprises gaming and gaming support area and is owned by the Macau SAR. Effective January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the Concession Contract for a fee of MOP750.00 (equivalent to approximately US$93) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$311) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

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

Certain gaming and gaming support equipment utilized by the City of Dreams casino on or before December 31, 2022 is owned by the Macau SAR and has been transferred to us and held for use at City of Dreams during the duration of the Concession Contract, including the main gaming equipment to support our table games and gaming machine operations, cage equipment, security and surveillance equipment, casino fittings and equipment. We own the remaining gaming and gaming support equipment utilized by the City of Dreams casino and equipment utilized in the hotels at City of Dreams.

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet). In March 2006, Macau government granted the land on which the Altira is built to Altira Resorts for 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land grant was amended in December 2013. As of December 31, 2023, the total gross floor area of Altira Macau is approximately 104,583.39 square meters (equivalent to approximately 1.1 million square feet), of which approximately 17,128.8 square meters or 16.38% comprises the gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the Concession Contract for the same fee set for the usage of the City of Dreams casino. Total land premium required is in the amount of MOP169.3 million (equivalent to approximately US$21 million) which was paid in full in 2013. According to the current terms of the land concession, the annual land use fees payable to the Macau government are approximately MOP1.5 million (equivalent to approximately US$190,000). This amount may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

Certain gaming and gaming support equipment utilized by Altira Macau in the casino on or before December 31, 2022 is owned by the Macau SAR and has been transferred to us for usage in our operations during the duration of the Concession Contract and held for use at Altira Macau, including the main gaming equipment to support our table games and gaming machine operations, cage equipment, security and surveillance equipment and casino fittings and equipment. We own the remaining gaming and gaming support equipment utilized by the Altira casino and equipment utilized at the Altira hotel.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 68,800 square feet at the following locations in Macau as of December 31, 2023:

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

In addition to the Mocha Clubs, we also operate the Grand Dragon Casino, which focuses on mass market table games. Grand Dragon Casino premises, including the fit-out and gaming-related equipment, are located on the ground floor and level one within Grand Dragon Hotel in Macau and occupy a floor area of approximately 10,700 square feet as of December 31, 2023. We operate Grand Dragon Casino under a right-to-use agreement. The gaming equipment operated at the Grand Dragon Casino on or before December 31, 2022 is owned by the Macau SAR and has been transferred to us for usage in our operations during the duration of the Concession Contract. We own the remaining gaming and gaming support equipment at the Grand Dragon Casino.

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

The gross construction area of the Studio City site is approximately 657,879.39 square meters (equivalent to approximately 7.1 million square feet) of which approximately 28,784.3 square meters or 4.38% comprises the gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the Concession Contract for the same fee set for the usage of the City of Dreams casino. Currently, the gross floor area of Studio City is approximately 457,462 square meters (equivalent to approximately 4.9 million square feet). The land premium of approximately MOP1,402.0 million (equivalent to approximately US$174 million) was paid in full in January 2015. As announced by Studio City International in May 2022, the development period under the Studio City land concession was extended to June 30, 2023. Land use fees of approximately MOP3.9 million (equivalent to approximately US$480,000) per annum were paid to the Macau government during the development stage. The annual land use fees payable to the Macau government after completion of development are MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

Certain gaming and gaming support equipment utilized at the Studio City Casino on or before December 31, 2022 is owned by the Macau SAR and has been transferred to us and held for use at the Studio City Casino during the duration of the Concession Contract, including the main gaming equipment to support our table games and gaming machines operations, cage equipment, security and surveillance equipment, casino fittings and equipment. We own the remaining gaming and gaming support equipment utilized at the Studio City Casino and the equipment utilized in the Studio City Hotel.

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

City of Dreams Mediterranean and Other

The City of Dreams Mediterranean site is located at Zakaki, in western Limassol, Cyprus (“Cyprus Project Land”) and has a land area of 367,000 square meters (equivalent to approximately 3.95 million square feet). Prior to our acquisition of Melco International’s 75% equity interest in ICR Cyprus on July 31, 2019, The Cyprus Phassouri (Zakaki) Limited, the current owner of a 25% equity interest in ICR Cyprus, acquired such 25% equity interest in ICR Cyprus by contributing its freehold interest over the Cyprus Project Land and as a result, a subsidiary of ICR Cyprus became owner of the freehold interest over the Cyprus Project Land. As of December 31, 2023, the total gross floor area of City of Dreams Mediterranean is 86,000 square meters (equivalent to approximately 925,700 square feet), of which approximately 6,549 square meters or 7.62% comprises the gaming and gaming support area.

In addition to City of Dreams Mediterranean, we also have the following satellite casinos in operation with the total floor area of approximately 21,452 square feet at various locations in Cyprus as of December 31, 2023:

Cyprus Casinos	Opening Month	Location	Total Floor Area
			(In square feet)
Nicosia	December 2018	Neas Engomis Street No.35, Engomi, 2409 Nicosia, Cyprus.	10,968
Ayia Napa	July 2019	Archiepiscopou Makariou III, 34 Ayia Napa, Cyprus	4,682
Paphos	February 2020	9 Theas Aphroditis 8204 Paphos, Cyprus	5,802

Total			21,452

The leases for our three satellite casinos run up to March 31, 2028 for Nicosia, June 15, 2028 for Ayia Napa and February 14, 2029 for Paphos and are renewable for a further five-year term unless we elect not to renew those leases by giving at least six months’ notice prior to the expiration of the term.

Other Premises

We completed the disposal of three plots of land (and support buildings) in Hakone, Japan with a total site area of approximately 9,656 square meters (equivalent to approximately 103,943 square feet) in July 2023.

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau, Hong Kong, Cyprus, Singapore and the Philippines. We lease all of our office and storage premises.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several forms of advertising, sales and marketing activities and plans. We utilize local and regional media to publicize and promote our projects and operations. We have built public relations and marketing and branding teams that cultivate media relationships, promote our brands and explore media opportunities in various markets. We use a variety of media platforms that include social media, digital, print, television, online, outdoor, on collaterals and direct mail pieces. A resorts marketing team has been established that directly liaises with current and potential customers within target Asian and other countries in order to grow and retain high-end customers. We hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of programs. In Macau, the Philippines and Cyprus, we employ a tiered loyalty program at our properties to ensure that each customer segment is specifically recognized and incentivized. Dedicated customer hosting programs provide personalized service to our most valuable customers. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools help deepen our understanding of our customers to optimize yields and make continued improvements to our properties. As our advertising and marketing activities occur in various jurisdictions, we aim to ensure we are in compliance with all applicable laws in relation to our advertising and marketing activities.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our operating properties.

Non-Gaming Patrons

City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, four hotels, as well as a selection of restaurants, bars and retail outlets. Since the third quarter of 2021, Altira Macau has strategically repositioned to cater to the premium mass and mass segments. Mocha Clubs are targeted to deliver a relaxed, café-style non-casino based electronic gaming experience. Studio City is designated to primarily target mass market guests through its vast array of non-gaming amenities and entertainment attractions.

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

City of Dreams Mediterranean features a five-star hotel tower with 500 luxury hotel rooms, MICE facilities, an outdoor amphitheater, a family adventure park, spa, fitness center and a variety of fine-dining restaurants and luxury retail. Entertainment attractions, family amenities and non-gaming recreational activities attract both local and international visitors alike. The Cyprus Casinos do not specifically target non-gaming patrons but do offer a selection of food and beverage options at the premises.

Gaming Patrons

Our gaming patrons include table game rolling chip patrons, table game mass market patrons and gaming machine players.

Mass market patrons are non-rolling chip patrons who come to our properties for a variety of reasons, including our high-quality hotel brands, our broad dining options and a variety of other non-gaming attractions and activities.

Rolling chip patrons at our casinos are patrons who participate in our in-house rolling chip programs or, in some cases, in the rolling chip programs of gaming promoters. Our rolling chip patrons or premium direct players play mostly in our VIP rooms or designated gaming areas and can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services.

Gaming Promoters

A portion of our rolling chip play in Macau in past years was brought to us by gaming promoters, also known as junket operators. While we had terminated our arrangements with all gaming promoters in Macau in December 2021, including at the Studio City Casino, we currently engage gaming promoters in Macau. Gaming promoters in Macau are independent third parties that include both individuals and corporate entities, all of which are officially required to be licensed by the DICJ.

We continue to work with gaming promoters in Cyprus and the Philippines. In Cyprus, there are currently three licensed gaming promoters. Gaming promoters in the Philippines are not subject to licensing requirements, but gaming operators are subject to certain notice requirements related to the engagement of gaming promoters and need to demonstrate the fitness and propriety of gaming promoters.

We have procedures to screen prospective gaming promoters prior to their engagement and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. Where licensing requirements apply, we only engage gaming promoters who have been licensed by the relevant authority.

In the Philippines and Macau, our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. In the Philippines, we generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. In Macau, we offer commission payment structures that are calculated by reference to the monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. In Cyprus, our gaming promoters are compensated through a profit sharing scheme. Our gaming promoters in the Philippines, Macau and Cyprus may also receive complimentary allowances for food and beverage, hotel accommodation and transportation.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. In the Philippines, Macau and Cyprus, as a customary practice in these gaming markets, we grant interest-free credit to certain gaming promoters for short-term, renewable periods. The credit we extend is typically unsecured. The gaming promoters bear the responsibility for issuing credit to and, subsequently collecting, from their players. Gaming promoters’ rolling chip programs are currently not implemented in Cyprus due to a lack of demand. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations —We depend upon gaming promoters for a portion of our gaming revenues in Macau, the Philippines and Cyprus. If we are unable to establish, maintain and increase the number of successful relationships with gaming promoters in Macau, the Philippines or Cyprus, the financial resources of our gaming promoters are insufficient to allow them to continue doing business or we are unable to find alternative means to attract VIP rolling chip patrons in markets such as Macau where gaming promoters have become subject to restrictions on doing business due to legal and regulatory requirements, our results of operations could be materially and adversely impacted” and “— Risks Relating to Our Business and Operations — We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.”

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

Macau Gaming Market

In 2023, 2022 and 2021, Macau generated approximately US$22.8 billion, US$5.2 billion and US$10.8 billion of gross gaming revenue, respectively, according to the DICJ. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

We believe COVID-19 outbreaks and the related policies implemented globally, especially the travel or visa restrictions imposed by the PRC resulted in a significant decline in inbound tourism, among other things, leading to an 85.6% decrease in gross gaming revenue in 2022 compared to 2019, according to the DICJ. While travel restrictions globally have eased and travel restrictions between Macau and the PRC have been significantly relaxed in 2023, contributing to an increase in gross gaming revenues in Macau by 334% in 2023 compared to 2022 according to the DICJ, we believe that disruptions resulting from COVID-19 are ongoing. The disruptions to our business caused by COVID-19 outbreaks have had an adverse effect on our operations. For the years ended December 31, 2023, 2022 and 2021, our operating revenues generated amounted to US$3.78 billion, US$1.35 billion and US$2.01 billion. Lower operating revenues in 2022 and 2021 were mainly due to the effects of COVID-19.

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

The mass market table games segment accounted for 69.4% of market-wide gross gaming revenues in 2023, compared to 68.5% of market-wide gross gaming revenues in 2022 and 61.8% in 2021, according to the DICJ. With our strategic focus on the premium mass market in the Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market. Moreover, we believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in the PRC, a robust regulatory framework and significant new infrastructure developments in Macau and the PRC, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. According to the DSEC, visitation to Macau totaled more than 28.2 million in 2023, an increase of 394.9% compared to 2022 but below the 39.4 million visitors in 2019. Visitors from the PRC represented 67.5% of all visitors to Macau in 2023, compared to 89.6% in 2022, and visitors from Hong Kong and Taiwan represented 25.5% and 1.8%, of all visitors to Macau in 2023, respectively.

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

SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor, Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962. In July 2021, SJM opened Grand Lisboa Palace, in Cotai. SJM opened The Karl Lagerfeld and Palazzo Versace Macau, respectively, in June and November 2023.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau peninsula and an extension called Encore in 2010. In August 2016, Wynn Macau opened Wynn Palace, in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy progressively opened Phase 3 of the Galaxy Macau Resort from the second quarter 2023, while Phase 4 is currently under development and is expected to open in 2027.

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

Law no. 7/2022 which amends the Macau Gaming Operations Law (Law no. 16/2001) came into force in June 2022. Principal changes under the amended Macau Gaming Operations Law include, among others, the following:

•	the number of gaming concessions that may be awarded by the Macau government is up to six;

•	the term of the concessions may be up to ten years, subject to extension(s) of up to three years in total;

•	the registered share capital of each concessionaire shall be at least MOP5 billion (equivalent to approximately US$621.4 million);

•	the managing director of each concessionaire must be a Macau permanent resident and hold at least 15% of the concessionaire’s registered share capital;

•	significant transactions should be notified by concessionaires to the Macau government in advance;

•	an administrative sanctions regime is established;

•	national security is one of the main objectives of the Macau gaming legal framework and a concession may be terminated without compensation in case it is considered a threat to national security;

•	a per gaming table and per gaming machine special premium is due should gross gaming revenue fall below the gross gaming revenue threshold set by the Macau government;

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

Cyprus Gaming Market

We currently operate City of Dreams Mediterranean and three satellite casinos in Cyprus. In June 2023, we ceased operations of the temporary casino, which was opened in Limassol in June 2018 as the first licensed casino in Cyprus. We opened two satellite casinos in Nicosia and Larnaca in December 2018, one satellite casino in Ayia Napa in July 2019 and one satellite casino in Paphos in February 2020. In June 2020, we ceased operations of the satellite casino in Larnaca. In July 2023, City of Dreams Mediterranean was opened to the public. Although we have an exclusive license to operate casinos in the Republic of Cyprus until 2032, we may face competition from casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East.

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

In December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect, with corresponding legislation providing a legislative framework for the development and implementation of integrated resorts in Japan taking effect in July 2018. A proposed project in Osaka was awarded to MGM Resorts International and its joint venture partner Orix Corporation which is currently scheduled to open in 2030. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

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

•

The concessionaires registered share capital shall not be less than MOP5 billion (equivalent to approximately US$621.4 million) and during the term of the concession their net assets shall not be less than such amount. The concessionaires must mandatorily notify the Chief Executive of Macau prior to executing large financial initiatives, which are defined as those with a value greater than MOP2.5 billion (equivalent to approximately US$310.7 million) regarding the internal movement of funds and MOP500 million (equivalent to approximately US$62.1 million) regarding salaries, remunerations, benefits of employees, and any other financial decisions.

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

•

If the average gross gaming revenue of the gaming tables or gaming machines does not reach a set minimum limit, the concessionaire must pay a special premium, in an amount equal to the difference between the amount of the special tax on gaming, calculated according to the average gross gaming revenue, and such minimum limit. The average gross revenue is calculated according to the maximum number of gaming tables and gaming machines authorized for the concessionaire in the year to which it relates, with the exception of the number of gaming tables and gaming machines authorized to operate provisionally during the period designated for such purpose. The annual minimum limit of the gross gaming revenue of each gaming table and each gaming machine, as well as the period designated for the provisional operation of gaming tables and gaming machines, are determined by dispatch from the Chief Executive of Macau. The annual minimum limit of the gross gaming revenue must be set out in view of the past gross gaming revenue of Macau and the current situation of the economic development of Macau, and may be adjusted exceptionally in case of extraordinary, unpredictable or force majeure incidents, and is currently in the amount of MOP7 million (equivalent to approximately US$869,988) annual gross gaming revenue for gaming tables and MOP300,000 (equivalent to approximately US$37,285) annual gross gaming revenue for gaming machines.

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

•

An administrative sanctions regime is established with fines ranging from MOP100,000 (equivalent to approximately US$12,428) and MOP5,000,000 (equivalent to approximately US$621,420) and, depending on the seriousness of the offense, damages, fault, benefits obtained, economic situation and previous conduct, a supplemental penalty of total or partial closure of gaming areas for periods ranging from one month to one year.

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

Gaming Activities Regulations

Macau Law no. 16/2022 regulates, among other things, the exercise of the gaming promotion activity. Such activity is subject to a gaming promoter license. Licenses are subject to annual renewal and a list of licensed gaming promoters is published in the DICJ’s website and is subject to regular updates. The issuance, renewal and cancelation of gaming promoter licenses are the responsibility of the Secretary for Economy and Finance, who also determines the maximum annual number of gaming promoters which each concessionaire may engage as published on the DICJ’s website.

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

Concessionaires are required to report periodically on commissions paid to their gaming promoters. A 5% tax must be withheld on commissions paid by a concessionaire to its gaming promoters. Under Law no. 16/2022 and in accordance with the Secretary for Economy and Finance Dispatch no. 90/2022, a commission cap of 1.25% of net rolling has been in effect. Such commission cap was confirmed by the Macau government in 2022. Any advantages or liberalities offered or provided, in Macau or abroad, directly or indirectly, to the gaming promoter by the concessionaire, a company in which the concession holds participation, or others with which the concessionaire is in a group relationship, shall be considered and calculated as commission and be within such commission cap. The commission cap regulations impose fines, ranging from MOP2,000,000 (equivalent to approximately US$248,568) up to MOP5,000,000 (equivalent to approximately US$621,420) on concessionaires that do not comply with the cap and other fines, ranging from MOP600,000 (equivalent to approximately US$74,570) up to MOP1,500,000 (equivalent to approximately US$186,426) on concessionaires that do not comply with their reporting obligations regarding commission payments. If breached by the concessionaire, the legislation on commission caps has a sanction enabling the relevant government authority to determine the closure, in whole or in part, of the areas for games of chance, for a period of one month to one year, and/or to make public a government decision imposing a fine on a concessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese, respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

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

Gaming Credit Regulations

Macau Law no. 5/2004 has legalized the extension of gaming credit to patrons or gaming promoters by concessionaires. Gaming promoters may also extend credit to patrons upon obtaining an authorization by a concessionaire to carry out such activity. Assigning or transferring one’s authorization to extend gaming credit is not permitted. This statute sets forth filing obligations for those extending credit and the supervising role of the DICJ in this activity. Gaming debts contracted pursuant to this statute are a source of civil obligations and may be enforced in courts in Macau. This law is currently under review by the Macau government.

Illegal Gambling Crimes Regulations

The Macau government is currently considering the enactment of a new law to combat illegal gambling crimes. The proposed “Law to Combat Illegal Gaming Crimes” will replace the existing Illegal Gaming Law (Law no. 8/96/M). Among other things, the proposed new law clarifies that illegal gaming crimes include side betting activities, increases the penalties applicable to illegal gaming crimes (imprisonment of up to 8 years and fine of up to 360 days, i.e., MOP3,600,000), and prohibits the operation, promotion and organization of online gaming in Macau, even if the servers or IT equipment are located outside Macau. Furthermore, it proposes the introduction of several measures to enhance investigations, such as the ability of authorities to resort to undercover agents.

In addition to natural persons, legal entities are also subject to this proposed new law and, in the case of legal entities, are subject to a judicial dissolution penalty or daily fines ranging from MOP250 to MOP15,000 for a period of no less than 100 days to a maximum period of 1,200 days and representatives of legal entities may be jointly and severally responsible to pay such fines.

In addition to the penalties described above, other sanctions which may be imposed include prohibition from attending certain establishments or places, prohibition or suspension to exercise certain profession or activity, deportation or prohibition from entering the Macau SAR in case of non-residents, and prohibition to enter casinos.

The draft law continues to cover other crimes related to gaming, such as the crimes of illegal concession of credit for gaming, fraudulent gaming and falsification of gaming chips.

The proposed law is currently under review and approval by the Macau Legislative Assembly.

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

•

keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (equivalent to approximately US$994) in cases of occasional transactions and MOP120,000 (equivalent to approximately US$14,914) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Macau Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt as compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

Under Article 2 of Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 (as amended pursuant to DICJ Instruction no.1/2019), we are required to track and report transactions and granting of credit that are of MOP500,000 (equivalent to approximately US$62,142) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, we may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Macau Finance Information Bureau.

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

Law no. 16/2001, as amended in June 2022 pursuant to Law no. 7/2022, or the Macau Gaming Operations Law, also sets out responsible gaming obligations, including the obligation of the concessionaires to prepare a plan for the promotion of responsible gaming, as well as to adopt measures that allow the public, including tourists, to have sufficient information to assume a responsible, moderate and controlled posture towards gaming. These measures include providing players with information about responsible gaming behaviors, as well as about gaming dependency and addiction issues, including the information on responsible gaming; adequate measures to ensure the prohibition of entry into casinos of those to whom access is prohibited; information on the dissemination of the measure of interdiction of entry in casino upon request, as well as the means of submitting such request; creation of a specialized gaming group to provide adequate assistance and counseling services to those in need; and training and recycling actions on responsible gaming aimed at employees, as well as counseling services. Furthermore, the concessionaires must annually submit to the DICJ a report on the execution of the plan for the promotion of responsible gaming of such year, as well as a plan for the promotion of responsible gaming for the subsequent year.

Control of Cross-border Transportation of Cash Regulations

On June 12, 2017, Law no. 6/2017 with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (equivalent to approximately US$14,914) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (equivalent to approximately US$124) and not exceeding MOP500,000 (equivalent to approximately US$62,142)). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.”

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

Personal Information Regulations

Processing of personal information by our subsidiaries in Macau is subject to compliance with the Personal Data Protection Act (Law no. 8/2005), in the case of Melco Resorts Macau, any instructions issued by DICJ from time to time. The Office for Personal Data Protection, or GPDP, is the regulatory authority in Macau specially in charge of supervising and enforcing the Personal Data Protection Act. Breaches are subject to civil liability, administrative and criminal sanctions.

The legal framework and the instructions issued by DICJ require that certain procedures must be adopted before collecting, processing and/or transferring personal information, including obtaining consent from the data subject and/or notifying or requesting authorization from the GPDP and/or DICJ, as applicable, prior to processing personal information.

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

Restrictions on Distribution of Profits Regulations

Subsidiaries incorporated in Macau are required to set aside a minimum between 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to between 25% to 50% of the entity’s share capital, in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors or the shareholders (as applicable) of the relevant subsidiaries.

As of December 31, 2023, the aggregate balance of the legal reserves of all of our Macau subsidiaries amounted to US$31.5 million.

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

Previously, City of Dreams Manila was covered by the Philippine AMLA only to a limited extent and was only required to report its foreign exchange transactions/money changer activities. However, with the new amendment to the existing Philippine AMLA, casinos are now included as covered persons subject to reporting and other requirements. Therefore, City of Dreams Manila, both in relation to its foreign exchange transactions/money changer activities, as well as its casino operations, is now required to report (i) transactions in cash or other equivalent monetary instrument involving a total amount in excess of PHP500,000 (equivalent to approximately US$8,998) within one (1) banking day, with respect to its foreign exchange transactions/money changer activities, and (ii) single casino cash transaction involving an amount in excess of PHP5,000,000 (equivalent to approximately US$89,980) or its equivalent in any other currency, with respect to its casino operations. Suspicious transactions, regardless of amount, are also required to be reported in connection with both its foreign exchange transactions/money changer activities and casino operations.

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

Cyprus Regulations

Gaming Law and Regulations

The Cyprus Casino Operations and Control Laws of 2015-2022 (as amended from time to time) (“the Law”) and Casino Operations and Control Law (General) Regulations 2016 provide the main regulatory framework for the establishment, operation, function, supervision and control of casinos operating in Cyprus. The Law established The Cyprus Gaming and Casino Supervision Commission, known as the Cyprus Gaming Commission, in 2015. The Law also provided for a gaming license to be granted to a single operator, which was granted to Integrated Casino Resorts on June 26, 2017, to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant and with the right for exclusivity in Cyprus for the first 15 years of the term. These are the only lawful and regulated casino operations in Cyprus. The Cyprus Gaming Commission also issues binding directions to Integrated Casino Resorts concerning its operations from time to time. Such directions issued by the Cyprus Gaming Commission in the past cover casino advertising and promotions, anti-money laundering and combating the financing of terrorism, casino layout, casino surveillance, conduct of casino games and rules for games, use of agents for referrals of casino customers and the gaming equipment technical standards and others.

Anti-Money Laundering Law and Regulations

The Prevention and Suppression of Money Laundering Activities Laws of 2007 to 2022 (188(I)/2007) N. 98 (I)/2023 (“Cyprus AML Law”) as amended in March 2021 transposed the European Union’s Sixth AML Directive (“AMLD 6”) into national law of Cyprus. Amendments to the Cyprus AML Law were also made in March 2022 in order to provide further clarifications on the provisions of the AMLD 6. The amendments to the Cyprus AML Law mostly relate to the enforcement procedure and measures to be undertaken to better enforce, supervise and coordinate the EU’s rules in this area. Notably, a new article 55A provides for the exchange of information between competent authorities of member states as well as the introduction of a new article 61Z, which provides for the exchange of information with Europol. Additionally, in October 2023, new amendments were announced in relation to the Cyprus AML Law. Particularly, the newly introduced article 66 sets out the duties of the obliged entities, emphasizing their obligations to identify, assess and mitigate the risks related to money laundering and terrorist financing.

The CGC’s anti-money laundering Direction requires the Company to implement compliance measures to meet obligations relating to the Company’s monitoring and control obligations and CGC reporting requirements. The principal objectives of the Cyprus AML Law are to prevent the laundering of proceeds of serious criminal offenses (“predicate offenses”), including terrorist financing and related activities, to detect and prosecute money laundering activities and to provide for the restraint and confiscation of illicit funds. The law makes money laundering or assisting in it a criminal offense and establishes a Financial Intelligence Unit (“FIU”).

Casino operators are an obliged entity under the Cyprus AML Law. Integrated Casino Resorts is therefore required to have procedures in place for customer due diligence, recordkeeping and internal reporting and to appoint an appropriate person as money laundering compliance officer. The Cyprus AML Law also contains powers of MOKAS to confiscate the assets of persons who are convicted of a predicate offense and to restrain the assets of such persons and of persons who are reasonably suspected of involvement in money laundering activities. In addition, there are a number of regulations related to anti-corruption, anti-bribery, anti-money laundering and sanctions. The CGC also has supervisory powers for anti-money laundering and combating the financing of terrorism.

On January 17, 2024, the Council of the European Union and European Parliament reached a provisional agreement on a new Anti-Money Laundering (“AML”) framework aimed at solidifying the EU’s commitment to addressing AML and terrorist financing risks through a harmonized regulatory framework, including:

•	the formulation of a new AML Regulation (“AMLR”), introducing a unified and directly applicable ‘single rulebook’ across the EU, providing detailed and directly applicable AML rules throughout the EU;

•

the provisions of the AMLD 6 as already enacted will be transferred to the AMLR, implementing measures at a national level, including specific obligations for enhanced due diligence by all obliged entities for transactions involving high-risk third countries;

•

the introduction of new maximum limits for cash payments. Specifically, an EU-wide maximum limit of €10 000 was set for cash payments, in an attempt to further enhance the protective measures against money laundering and terrorist financing. Notably, member states will have the flexibility to impose a lower maximum limit. Moreover, AMLD 6 introduced reinforced rules concerning beneficial ownership registers, in an attempt to ensure the reliability of and access to beneficial ownership registers. In addition, FIUs will have reinforced powers, through having immediate and direct access to financial, administrative and law enforcement information. Profoundly, AMLD 6 aims to strengthen cooperation between FIUs and other competent authorities, such as the EU-wide Authority for AML and Countering the Financing of Terrorism (“AMLA”), Europol, Eurojust and the European Public Prosecutor’s Office; and

•

a political accord on the creation of the AMLA, which will have direct and indirect supervisory powers to oversee selected high-risk entities and assist national supervisors. The AMLA will reinforce the whistleblowing mechanism in the financial sector and have a supporting role with respect to the non-financial sector. The location of the AMLA is under consideration, with applications from member states being assessed.

The provisional agreement will be finalized and presented to EU member states’ representatives in the Committee of Permanent Representatives and the European Parliament for approval. After the approval, the agreement will need to be formally adopted by the Council and Parliament before entered into force.

EU’s General Data Protection Regulation

The EU’s General Data Protection Regulation 2016/679 (“GDPR”), which came into force on May 25, 2018, is the EU’s data protection regulation which aims primarily to give control to individuals over their personal data and imposes strict requirements on organizations’ processing individuals’ personal data. It places a strong emphasis on the protection of personal data during international transfers outside the EU and European Economic Area (“EEA”), requiring organizations to employ adequate safeguards or relying on other GDPR-approved transfer mechanisms to ensure that the transferred data receives a level of protection equivalent to that within the EU or EEA. Established within the EU, our operations in Cyprus are subject to the GDPR requirements. We have therefore developed and implemented a strategy that encompasses regular staff training, data protection impact assessments and the establishment of policies and procedures which regulate the organization’s activities and aim to protect all personal data that is collected, processed and maintained by all business units.

An external Data Protection Officer has been appointed for our Cyprus operations, in line with the GDPR. In addition to the implementation of various policies and procedures, a number of physical and technical safeguards have been adopted, in an effort to ensure the protection of all personal data our Cyprus operations maintain. There are open channels for communication with data subjects, allowing them to exercise their rights under the GDPR. Additionally, we have put in place processes in our Cyprus operations to facilitate compliance with the GDPR requirements governing international data transfers, in an effort to ensure that any cross-border data transfer incorporates the necessary safeguards and mechanisms.

Environmental Laws

The European Union’s Directive on the Assessment of the Effects of Certain Plans and Programmes on the Environment provides for a high level of protection of the environment with a view to contributing to the integration of environmental considerations for the preparation and adoption of plans and programs promoting sustainable development. This aims to ensure that an Environmental Impact Assessment is conducted on certain plans and programs which are likely to have significant effects on the environment., including those in the tourism sector. The Directive was transposed into Cyprus law in 2005 by the Environmental Impact Assessment from Certain Plans and/or Programmes Law 102(I)/2005, which is enforced by the Cyprus Department of Environment. To comply with the requirements of the environmental law, an Environmental Impact Assessment was conducted for the development of the City of Dreams Mediterranean project which, inter alia, includes the study of impacts on the nearby environment.

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

All concessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (equivalent to approximately US$3.7 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,285) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,643) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$124) per annum per electric or mechanical gaming subject to a minimum annual payment of an amount required for the operation of 500 gaming tables and 1,000 electronic gaming machines.

A special premium may be due by Melco Resorts Macau in the event the average gross gaming revenue of Melco Resorts Macau’s gaming tables does not reach the annual minimum of MOP7,000,000 (equivalent to approximately US$869,988) and the average gross gaming revenue of the gaming machines does not reach the annual minimum of MOP300,000 (equivalent to approximately US$37,285). The amount of the special premium is equivalent to the difference between the amount of the special gaming tax paid by Melco Resorts Macau and the amount that would be paid under the annual minimum set average gross gaming revenue for gaming tables and gaming machines.

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

Gaming and Non-Gaming Investment Obligations. The Concession Contract requires us to make a minimum investment in Macau of MOP11,823.7 million (equivalent to approximately US$1.47 billion). The investment plan includes gaming and non-gaming related projects in the expansion of foreign market patrons, conventions and exhibitions, entertainment shows, sports events, art and culture, health and well-being, thematic entertainment, gastronomy, community and maritime tourism and others. Of the total investment amount referred to above, MOP10,008.0 million (equivalent to approximately US$1.24 billion) will be applied to non-gaming related projects, with the balance applied to gaming related projects. Melco Resorts Macau has undertaken to carry out incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$248.9 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to approximately US$22.37 billion), which occurred in 2023.

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

Ownership and Capitalization. Set out below are the key terms in relation to ownership and capitalization under the Concession Contract:

•

the registered share capital and net asset value of Melco Resorts Macau cannot be less than MOP5,000,000,000 (equivalent to approximately US$621,419,999) and, to guarantee its performance of certain of its legal and contractual obligations, including labor obligations, Melco Resorts Macau must maintain a guarantee issued by a Macau SAR bank in favor of the Macau SAR in the amount of MOP1,000,000,000 (equivalent to approximately US$124,284,000) until 180 days after the earlier of the expiration or termination of the Concession;

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

Transfers of property and credit rights of Melco Resorts Macau exceeding MOP100,000,000 (equivalent to approximately US$12,428,400) and loan agreements or similar arrangements executed by Melco Resorts Macau as borrower or creditor equal to or exceeding that amount are each subject to approval by the Macau SAR government, except for those loan agreements related to credit granted for gaming purposes. The issue of debt securities by Melco Resorts Macau is also subject to approval by the Macau government and the Concession prohibits Melco Resorts Macau from being listed on a stock exchange. The Concession requires that prior notice be given to the Macau government of financial decisions relating to the internal movement of funds of Melco Resorts Macau exceeding 50% of its registered capital, financial decisions relating to salaries, remuneration or benefits of employees, among others, exceeding 10% of its registered capital and other financial decisions exceeding 10% of its registered capital.

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

The Cyprus License is also subject to suspension or termination upon the occurrence of certain events. The requirements imposed by the Cyprus License include, among others:

•

payment of an annual license fee of EUR2.5 million (equivalent to approximately US$2.8 million) per year for the first four-year period commencing from the date of grant of the Cyprus License on June 26, 2017 and an annual license fee of EUR5.0 million (equivalent to approximately US$5.5 million) per year for the second four-year period as annual license fees for the operation of the temporary casino and City of Dreams Mediterranean to the government of Cyprus. Upon completion of the above eight-year period and for each four-year period thereafter, the government of Cyprus may review the annual license fee payable for each four-year term, provided that the annual license fee payable per year shall be no less than EUR5.0 million (equivalent to approximately US$5.5 million) and subject to a maximum percentage increase.

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

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau. Melco Resorts Macau applied for and was granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax) from 2017 through 2021. Melco Resorts Macau was further granted such benefit for the period from January 1, 2022 to December 31, 2022. Melco Resorts Macau continues to benefit from the Macau Complementary Tax exemption on gaming profits for the period from January 1, 2023 to December 31, 2027 pursuant to a Dispatch of the Macau Chief Executive dated January 29, 2024. The non-gaming profits of Melco Resorts Macau remain subject to the Macau Complementary Tax. In addition, the Macau government granted one of our subsidiaries in Macau the complementary tax exemption until 2021 on profits generated from income received from Melco Resorts Macau, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. We have applied for an extension of the Macau Complementary Tax exemption for the period from January 1, 2022 to December 31, 2022 and further for the period from January 1, 2023 to December 31, 2027 but we cannot assure you that such extensions will be granted. The dividend distributions of such subsidiary to its shareholders continue to be subject to complementary tax. We remain subject to Macau complementary tax on our non-gaming profits.

For the five-year period from 2017 through 2021, an annual payment of MOP18.9 million (equivalent to approximately US$2.3 million) is payable by Melco Resorts Macau, with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributions by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. For the period from January 1, 2022 to June 26, 2022, a payment of MOP4 million (equivalent to approximately US$0.5 million) was payable by Melco Resorts Macau. In March 2023, Melco Resorts Macau received an extension of the agreement with the Macau government for an amount of MOP4.2 million (equivalent to approximately US$0.5 million) as payment for the period from June 27, 2022 to December 31, 2022. Upon the payment of such payment amounts, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. In February 2024, Melco Resorts Macau entered into an agreement with the Macau government for an annual payment for the period from 2023 through 2025. However, we cannot assure you that the same arrangement will be applied beyond such period or, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.

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

In September 2017, the Macau government granted Studio City Hotels the declaration of touristic utility purpose pursuant to which Studio City Hotels is entitled to a property tax holiday for a period of twelve years on the immovable property to which the touristic utility was granted, owned or operated by Studio City Hotels. Under such tax holiday, Studio City Hotels is allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of the Macau complementary tax. In August 2021, the hotel license of Studio City Hotels was transferred from Studio City Hotels to Studio City Developments Limited, the owner of the Studio City property. In July 2023, the Macau government granted the declaration of touristic utility purpose to Studio City Developments Limited pursuant to which Studio City Developments Limited is entitled to the property tax holiday and is allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of the Macau complementary tax.

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

In the Philippines, on March 26, 2021, the Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) was signed and took effect on April 11, 2021. CREATE reduced the minimum corporate income tax from 2% to 1% for the period from July 1, 2020 to June 30, 2023 and the corporate income tax rate from 30% to 25% starting July 1, 2020. Certain of our subsidiaries are liable for VAT on certain transactions. For gaming-related transactions in our Philippines operations, Melco Resorts Leisure currently enjoys exemptions from national, local, direct and indirect taxes, including VAT, in the Philippines pursuant to the PAGCOR charter and is subject to license fees which are inclusive of the 5% franchise tax payable to PAGCOR based on gross gaming revenue in the Philippines, in lieu of all other taxes.

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

Our subsidiaries incorporated in Cyprus are subject to Cyprus corporate income tax of 12.5% on profit earned in or derived from Cyprus and abroad. Our gaming revenues in Cyprus are exempt from VAT while certain of our subsidiaries are subject to VAT on certain non-gaming transactions. Pursuant to the Cyprus License, a casino tax of 15% is imposed on gross gaming revenues in Cyprus. These casino taxes are recorded as a casino expense in the consolidated statements of operations.

C. ORGANIZATIONAL STRUCTURE

We are a Cayman Islands holding company for the following principal businesses and developments: (1) 100% economic interest in our Macau gaming concession holder, Melco Resorts Macau, which, directly or indirectly through its subsidiary, is the operator of our gaming and non-gaming businesses in various properties in Macau; (2) a majority equity and economic interest in SCI, the holding company of Studio City; (3) a majority equity and economic interest in MRP, the holding company of City of Dreams Manila; and (4) a majority equity and economic interest in ICR Cyprus, the holding company of our current operations in Cyprus including City of Dreams Mediterranean and three satellite casinos in Nicosia, Ayia Napa and Paphos. Our operations are conducted by our subsidiaries. Investors may never directly hold equity interests in our operating subsidiaries.

The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of March 15, 2024:

Melco Leisure and Entertainment Group Limited
(BVI)
(Note 1)
Public
(Note 1)
51.69%
48.31%
Melco Resorts & Entertainment Limited
(Cayman Islands)
100%
Melco Resorts Services Limited
(Hong Kong)
100%
MCO Europe Holdings (NL) B.V.
(The Netherlands)
99.14%
Melco Resorts and Entertainment (Philippines) Corporation
(Philippines)
100%
MPHIL Holdings No.1 Corporation
(Philippines)
100%
MPHIL Holdings No.2 Corporation
(Philippines)
100%
Melco Resorts Leisure (PHP) Corporation
(Philippines)
100%
Melco Resorts Finance Limited
(Cayman Islands)
100%
MCO International Limited
(Cayman Islands)
100%
MCO Nominee One Limited
(Cayman Islands)
100%
MCO Investments Limited
(Cayman Islands)
>84.99%
Managing Director
15%
<0.01%
Melco Resorts (Macau) Limited
(Macau - Shares)
95%
COD Resorts Limited
(Macau – Quotas)
(Note 4)
100%
MCO Holdings Limited
(Cayman Islands)
100%
MCO Cotai Investments Limited
(Cayman Islands)
Public and other shareholders
54.85%
45.06%
Studio City International Holdings Limited
(Cayman Islands)
(Note 5)
100%
MSC Cotai Limited
(BVI)
100%
Studio City Holdings Limited
(BVI)
100%
Studio City Finance Limited
(BVI)
100%
Studio City Investments Limited
(BVI)
100%
Studio City Company Limited
(BVI)
50%
Studio City Holdings Two Limited
(BVI)
(Note 2)
50%
SCP Holdings Limited
(BVI)
(Note 2)
50%
50%
SCP One Limited
(BVI)
(Note 2)
SCP Two Limited
(BVI)
(Note 2)
34.99%
34.99%
30%
Studio City Developments Limited
(Macau – Quotas)
(Note 3)

Notes:

(1)

Based on 1,329,679,067 shares outstanding as of March 15, 2024. The 1,329,679,067 shares outstanding include shares held by our depositary bank to facilitate the administration and operation of our share incentive plans. Such shares represent 1.39% of the Company’s outstanding shares as of March 15, 2024. For a description of our share incentive plans, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Incentive Plans.”

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

A. OPERATING RESULTS

Operations

Our primary business segments consist of:

Macau

City of Dreams

In 2023, City of Dreams had an average of approximately 430 gaming tables and approximately 628 gaming machines. Morpheus offers approximately 783 rooms, suites and villas. Nüwa, which was under renovation since early 2020 and re-opened at the end of March 2021 offers approximately 286 guest rooms and the Grand Hyatt Macau hotel offers approximately 763 guest rooms. The Countdown is expected to undergo renovations as part of its rebranding. In addition, City of Dreams includes approximately 41 restaurants and bars, approximately 162 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, swimming pools, spas and salons and banquet and meeting facilities. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water which has been temporarily closed since June 2020 and is expected to re-open in late 2024. The Para nightclub offers approximately 2,232 square meters (equivalent to approximately 24,025 square feet) of live entertainment space. City of Dreams targets premium market and rolling chip patrons from regional markets across Asia.

For the years ended December 31, 2023, 2022 and 2021, operating revenues generated from City of Dreams amounted to US$1,930.5 million, US$559.7 million and US$1,146.9 million, representing 51.1%, 41.5% and 57.0% of our total operating revenues, respectively.

Altira Macau

In 2023, Altira Macau had an average of approximately 44 gaming tables and 141 gaming machines operated under the brand Mocha at Altira Macau. In addition, Altira Macau had approximately 216 hotel rooms as of December 31, 2023 and features several fine dining and casual restaurants and recreation and leisure facilities. Starting in the third quarter of 2021, Altira Macau was strategically repositioned to cater to the premium mass and mass segments and shut down VIP rolling chip operations. For the years ended December 31, 2023, 2022 and 2021, operating revenues generated from Altira Macau amounted to US$110.8 million, US$32.6 million and US$56.2 million, representing 2.9%, 2.4% and 2.8% of our total operating revenues, respectively.

Studio City

Studio City is a large-scale cinematically-themed integrated resort located in Cotai, with gaming facilities, luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers in Asia, with a current focus on the mass market segment and complemented with VIP rolling chip operations. The SC ADSs are listed on the New York Stock Exchange, and we owned approximately 54.9% of SCI’s total issued and outstanding shares as of March 15, 2024. In 2023, Studio City had an average of approximately 246 gaming tables and 661 gaming machines. For the years ended December 31, 2023, 2022 and 2021, operating revenues generated from Studio City amounted to US$958.4 million, US$176.0 million and US$372.3 million, representing 25.4%, 13.0% and 18.5% of our total operating revenues, respectively.

Mocha and Other

Effective from June 27, 2022, the Grand Dragon Casino, a casino on Taipa Island, Macau, which focuses on mass market table games and which was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment as a result of the change of terms of the right-to-use agreement for the Grand Dragon Casino.

In 2023, Mocha Clubs had an average of approximately 874 gaming machines in operation (excluding approximately 141 gaming machines at Altira Macau). Mocha Clubs focus primarily on general mass market patrons, including day-trip customers, outside the conventional casino setting. Grand Dragon Casino had an average of approximately 17 gaming tables in 2023. For the years ended December 31, 2023, 2022 and 2021, operating revenues generated from Mocha and Other amounted to US$117.7 million, US$76.4 million and US$85.0 million, representing 3.1%, 5.7% and 4.2% of our total operating revenues, respectively.

Corporate and Other

Corporate and Other primarily includes general corporate costs, Grand Dragon Casino (included in Mocha and Other segment effective from June 27, 2022) and our ski resort in Japan (disposed in late December

2022). For the years ended December 31, 2023, 2022 and 2021, operating revenues generated from Corporate and Other amounted to US$3.4 million, US$17.6 million and US$30.8 million, representing 0.1%, 1.3% and 1.5% of our total operating revenues, respectively.

Philippines

City of Dreams Manila

In 2023, City of Dreams Manila had an average of approximately 2,297 gaming machines and 267 gaming tables. City of Dreams Manila also includes three branded hotel towers, several entertainment venues and features a wide selection of regional and international food and beverage offerings as well as extended retail shops. For the years ended December 31, 2023, 2022 and 2021, operating revenues generated from City of Dreams Manila amounted to US$495.1 million, US$396.4 million and US$268.6 million, representing 13.1%, 29.4% and 13.3% of our total operating revenues, respectively.

Cyprus

City of Dreams Mediterranean and Other

Effective from June 12, 2023, with the soft opening of City of Dreams Mediterranean, the Cyprus Operations segment which previously included the operation of the temporary casino before its closure on June 9, 2023 and the licensed satellite casinos in Cyprus, has been renamed to City of Dreams Mediterranean and Other segment which includes the operation of City of Dreams Mediterranean and the licensed satellite casinos in Cyprus. We currently operate and manage City of Dreams Mediterranean in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos in Cyprus. In 2023, our facilities in Cyprus had an average of approximately 35 gaming tables and 453 gaming machines before the closure of the temporary casino and the City of Dreams Mediterranean opening. With the increased offering following the resort opening, our facilities in Cyprus had an average of approximately 103 gaming tables and 902 gaming machines, with an average of approximately 99 gaming tables and 744 gaming machines being operated under City of Dreams Mediterranean in the second half of 2023. In addition, City of Dreams Mediterranean had approximately 500 guest rooms and suites as of December 31, 2023 and features a variety of premium dining outlets and luxury retail. For the years ended December 31, 2023, 2022 and 2021, operating revenues generated from our operations in Cyprus amounted to US$159.4 million, US$91.3 million and US$52.6 million, representing 4.2%, 6.8% and 2.6% of our total operating revenues, respectively.

Summary of Financial Results

For the year ended December 31, 2023, our total operating revenues were US$3.78 billion, an increase of 179.7% from US$1.35 billion for the year ended December 31, 2022. Net loss attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2023 was US$326.9 million, as compared to net loss of US$930.5 million for the year ended December 31, 2022. The change was primarily attributable to better performance in all gaming segments as well as non-gaming operations as a result of the earlier than expected relaxation of COVID-19 related restrictions in Macau in January 2023 and the openings of City of Dreams Mediterranean and Studio City Phase 2, as well as the launch of residency concerts at Studio City during the year, and no remaining amortization of gaming subconcession, partially offset by higher interest expense, net of amounts capitalized, depreciation and amortization expenses due to the openings of Studio City Phase 2 and City of Dreams Mediterranean and the amortization expenses on intangible assets arising from the Macau gaming concession and the Cyprus gaming license as well as asset impairments of US$207.6 million in Altira Macau under property charges and other in 2023.

	Year Ended December 31,
	2023	2022	2021
	(in thousands of US$)
Total operating revenues	$3,775,247	$1,349,977	$2,012,356
Total operating costs and expenses	(3,710,288)	(2,093,082)	(2,589,807)
Operating income (loss)	64,959	(743,105)	(577,451)
Net loss attributable to Melco Resorts & Entertainment Limited	$(326,920)	$(930,526)	$(811,751)

Our results of operations and financial position for the years presented are not fully comparable for the following reasons:

•	On January 14, 2021, Studio City Finance issued US$750.0 million in aggregate principal amount of the First 2029 Studio City Notes.

•	On January 21, 2021, Melco Resorts Finance issued US$250.0 million in aggregate principal of the Additional 2029 Senior Notes.

•	On May 20, 2021, Studio City Finance issued US$350.0 million in aggregate principal amount of the Additional 2029 Studio City Notes.

•	During the year ended December 31, 2021, MCO Nominee One drew down HK$1.18 billion (equivalent to US$149.8 million) in aggregate on a net basis under the 2020 Credit Facilities.

•	On February 16, 2022, Studio City Company issued US$350.0 million in aggregate principal amount of the 2027 Studio City Notes.

•	On May 4, 2022, the maturity date of the 2015 Credit Facilities was extended to December 31, 2022 pursuant to an extension request letter.

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

•	On December 16, 2022, the maturity date of the 2015 Credit Facilities was extended to June 24, 2024 pursuant to an extension request letter.

•	During the year ended December 31, 2022, MCO Nominee One drew down US$820.0 million and HK$5.31 billion (equivalent to US$679.8 million) in aggregate on a net basis under the 2020 Credit Facilities.

•

On January 1, 2023, we recognized an intangible asset and financial liability of US$239.6 million, representing the right to use and operate the gaming and gaming support areas comprising the Altira casino, City of Dreams Casino and Studio City Casino, and related gaming equipment and utensils, the right to conduct games of fortunes and chance in Macau and the unconditional obligation to make payments under the Concession Contract.

•	In March 2023, we repurchased 40,373,076 ordinary shares from Melco Leisure for an aggregate purchase price of approximately US$169.8 million.

•	On April 6, 2023, we opened an indoor water park and the Epic Tower, at Studio City Phase 2.

•

On June 28, 2023, we recognized an intangible asset of US$73.9 million and financial liability of US$73.1 million representing the right under the Cyprus License and the unconditional obligation to pay a minimum annual license fee for City of Dreams Mediterranean and an aggregate annual license fee for three operating satellite casinos during the term of the Cyprus License from June 28, 2023.

•	On July 10, 2023, City of Dreams Mediterranean officially opened to the public, after a soft opening in June.

•	On September 8, 2023, we opened W Macau at Studio City Phase 2.

•	On November 28, 2023, Studio City Finance settled the 2025 Studio City Notes Tender Offer for the aggregate principal amount of US$100.0 million of the 2025 Studio City Notes.

•

During the year ended December 31, 2023, MCO Nominee One repaid US$820.0 million and HK$206.0 million (equivalent to US$29.6 million) in aggregate on a net basis along with accrued interest under the 2020 Credit Facilities.

Our operations in 2023 benefited from the relaxation of travel restrictions and quarantine requirements as well as the opening of Studio City Phase 2. According to the DSEC, visitor arrivals to Macau increased by 395% on a year-over-year basis in 2023 as compared to 2022 while, according to the DICJ, gross gaming revenues in Macau rose by 334% on a year-over-year basis in 2023. However, visitor arrivals in 2023 were still 28% lower than in 2019, and gross gaming revenues in 2023 were still 37% lower than in 2019. As we derive a significant majority of our revenues from our business and operations in Macau, our business has been materially and adversely affected by the COVID-19 pandemic.

While quarantine-free travel within Greater China has resumed and pandemic measures in Macau, the Philippines and Cyprus have been lifted, negative impacts on the PRC economy and nearby Asian regions, the Philippines and Cyprus are still being experienced. The pace of recovery from COVID-19 is highly uncertain and will depend on the impact of potentially higher unemployment rates, declines in income levels and loss of personal wealth resulting from COVID-19 outbreaks and there is no guarantee that travel and consumer sentiment will rebound quickly or at all.

The COVID-19 outbreak also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us, which may adversely affect our business, financial condition and results of operations, including causing increases in our bad debts.

Given the uncertainty around the pace of recovery from COVID-19 and the extent of any future COVID-19 outbreaks and government responses to any such outbreaks, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Operations — We continue to recover from the impact of, and disruptions caused by, COVID-19 on our operations, and the pace of recovery may continue to materially affect our business, prospects, financial condition and results of operations.”

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

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our total operating revenues for the year ended December 31, 2023 were US$3.78 billion, an increase of US$2.43 billion, or 179.7%, from US$1.35 billion for the year ended December 31, 2022. The increase in total operating revenues was primarily attributable to the improved performance in all gaming segments and non-gaming operations following the earlier than expected relaxation of COVID-19 related restrictions in Macau in January 2023 and the openings of City of Dreams Mediterranean and Studio City Phase 2, as well as the launch of residency concerts at Studio City during the year.

Our total operating revenues for the year ended December 31, 2023 consisted of US$3.08 billion of casino revenues, representing 81.5% of our total operating revenues, and US$697.9 million of non-casino revenues. Our total operating revenues for the year ended December 31, 2022 consisted of US$1.08 billion of casino revenues, representing 79.7% of our total operating revenues, and US$273.6 million of non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2023 were US$3.08 billion, representing a US$2.00 billion, or 185.9%, increase from casino revenues of US$1.08 billion for the year ended December 31, 2022, primarily due to improved performance in all gaming segments.

Altira Macau. In the mass market table games segment, drop was US$488.2 million for the year ended December 31, 2023, representing an increase of 293.6% from US$124.0 million for the year ended December 31, 2022. The mass market table games hold percentage was 22.7% for the year ended December 31, 2023, increasing from 19.6% for the year ended December 31, 2022. Average net win per gaming machine per day was US$224 for the year ended December 31, 2023, an increase of US$108, or 92.6%, from US$116 for the year ended December 31, 2022.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2023 of US$19.42 billion represented an increase of US$15.04 billion, or 343.5%, from US$4.38 billion for the year ended December 31, 2022. The rolling chip win rate was 2.61% for the year ended December 31, 2023, which decreased from 3.85% for the year ended December 31, 2022. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$5.02 billion for the year ended December 31, 2023, which represented an increase of US$3.83 billion, or 322.6%, from US$1.19 billion for the year ended December 31, 2022. The mass market table games hold percentage was 30.9% for the year ended December 31, 2023, increasing from 30.5% for the year ended December 31, 2022. Average net win per gaming machine per day was US$464 for the year ended December 31, 2023, an increase of US$324, or 232.1%, from US$140 for the year ended December 31, 2022.

Mocha and Other. Effective from June 27, 2022, the Grand Dragon Casino, a casino on Taipa Island, Macau, which focuses on mass market table games and was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment as a result of the change of terms of the right-to-use agreement for the Grand Dragon Casino. In the mass market table games segment, drop was US$176.1 million for the year ended December 31, 2023, an increase from US$39.2 million for the year ended December 31, 2022. The mass market table games hold percentage was 17.0% for the year ended December 31, 2023, decreasing from 20.1% for the year ended December 31, 2022. Average net win per gaming machine per day for the year ended December 31, 2023 was US$291, an increase of US$82, or 38.9%, from US$209 for the year ended December 31, 2022.

Studio City. Studio City Casino’s rolling chip volume was US$2.79 billion for the year ended December 31, 2023, an increase from US$0.84 billion for the year ended December 31, 2022. The rolling chip win rate was 1.65% for the year ended December 31, 2023, which decreased from 2.56% for the year ended December 31, 2022. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$2.87 billion for the year ended December 31, 2023, an increase from US$0.46 billion for the year ended December 31, 2022. The mass market table games hold percentage was 27.3% for the year ended December 31, 2023, representing a decrease from 28.5% for the year ended December 31, 2022. Average net win per gaming machine per day was US$343 for the year ended December 31, 2023, an increase of US$268, or 357.0%, from US$75 for the year ended December 31, 2022.

City of Dreams Manila. City of Dreams Manila’s rolling chip volume for the year ended December 31, 2023 was US$1.97 billion, representing a decrease of US$0.91 billion, or 31.5%, from US$2.87 billion for the year ended December 31, 2022. The rolling chip win rate was 4.70% for the year ended December 31, 2023, an increase from 2.17% for the year ended December 31, 2022. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$784.0 million for the year ended December 31, 2023, representing an increase of US$176.8 million, or 29.1%, from US$607.1 million for the year ended December 31, 2022. The mass market table games hold percentage was 30.3% for the year ended December 31,

2023, representing a decrease from 30.9% for the year ended December 31, 2022. Average net win per gaming machine per day was US$248 for the year ended December 31, 2023, an increase of US$16, or 7.0%, from US$232 for the year ended December 31, 2022.

City of Dreams Mediterranean and Other. Effective from June 12, 2023, with the soft opening of City of Dreams Mediterranean, the Cyprus Operations segment which previously included the operation of the temporary casino before its closure on June 9, 2023 and the licensed satellite casinos in Cyprus, has been renamed to City of Dreams Mediterranean and Other segment which includes the operation of City of Dreams Mediterranean and the licensed satellite casinos in Cyprus. City of Dreams Mediterranean officially opened to the public on July 10, 2023, after the soft opening in June. The Company continues to operate three satellite casinos in Cyprus in conjunction with City of Dreams Mediterranean. Rolling chip volume for the year ended December 31, 2023 was US$10.9 million, which increased from US$5.2 million for the year ended December 31, 2022. The rolling chip win rate was negative 6.17% for the year ended December 31, 2023, a decrease from a rolling chip win rate of 7.09% for the year ended December 31, 2022. Our expected range was 2.85% to 3.15%. The significant fluctuation on the rolling chip win rate resulted from low gaming volumes in the rolling chip segment. In the mass market table games segment, drop was US$274.1 million for the year ended December 31, 2023, representing an increase of US$138.8 million, or 102.6%, from US$135.3 million for the year ended December 31, 2022. The mass market table games hold percentage was 21.5% for the year ended December 31, 2023, representing an increase from 20.5% for the year ended December 31, 2022. Average net win per gaming machine per day was US$350 for the year ended December 31, 2023, a decrease of US$44, or 11.2%, from US$394 for the year ended December 31, 2022.

Rooms. Room revenues (including complimentary rooms) for the year ended December 31, 2023 were US$338.2 million, representing an increase of US$221.7 million, or 190.2%, from room revenues (including complimentary rooms) of US$116.6 million for the year ended December 31, 2022. The increase was primarily due to openings of new hotels at our properties as well as increased occupancy as a result of a year-over-year increase in inbound tourism to Macau.

The average daily rate, occupancy rate and REVPAR of each property are as follows:

	Year Ended December 31,
	2023	2022	2023	2022	2023	2022
	Average daily rate (US$)		Occupancy rate		REVPAR (US$)
Altira Macau	136	97	87%	42%	118	41
City of Dreams	201	205	86%	27%	173	56
Studio City	153	111	90%	28%	137	31
City of Dreams Manila	177	177	97%	95%	171	167
City of Dreams Mediterranean and Other	359	N/A	58%	N/A	209	N/A

Food, beverage and others. Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2023 included food and beverage revenues of US$208.9 million and entertainment, retail and other revenues of US$150.8 million. Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2022 included food and beverage revenues of US$85.5 million and entertainment, retail and other revenues of US$71.5 million. The increase of US$202.7 million in food, beverage and other revenues from the year ended December 31, 2022 to the year ended December 31, 2023 was primarily due to new offerings, such as the opening of the indoor waterpark and the launch of residency concerts at Studio City, as well as the increase in business activities as a result of a year-over-year increase in inbound tourism to Macau.

Operating costs and expenses

Total operating costs and expenses were US$3.71 billion for the year ended December 31, 2023, representing an increase of US$1.62 billion, or 77.3%, from US$2.09 billion for the year ended December 31, 2022.

Casino. Casino expenses increased by US$1.12 billion, or 122.9%, to US$2.03 billion for the year ended December 31, 2023 from US$0.91 billion for the year ended December 31, 2022, primarily due to an increase in gaming taxes, which increased as a result of increased gaming volumes and associated higher group-wide revenues, higher complimentaries to gaming customers, higher marketing and promotional expenses as well as higher payroll expenses.

Rooms. Room expenses, which represent the costs of operating the hotel facilities were US$87.6 million and US$46.2 million for the years ended December 31, 2023 and 2022, respectively. The increase was primarily due to the openings of new hotels at our properties as well as the increased occupancy, which was in-line with higher room revenues for the year ended December 31, 2023.

Food, beverage and others. Food, beverage and other expenses were US$240.2 million and US$104.4 million for the years ended December 31, 2023 and 2022, respectively. The increase was in-line with higher food, beverage and other revenues for the year ended December 31, 2023.

General and administrative. General and administrative expenses increased by US$64.9 million, or 15.3%, to US$488.1 million for the year ended December 31, 2023 from US$423.2 million for the year ended December 31, 2022, primarily due to an increase in payroll expenses, utilities, maintenance costs, marketing expenses and other general and administrative expenses to support ramp up operations in 2023.

Payments to the Philippine Parties. Payments to the Philippine Parties increased to US$42.5 million for the year ended December 31, 2023 from US$28.9 million for the year ended December 31, 2022, due to the improved performance in gaming operations and resulting increase in revenues from gaming operations in City of Dreams Manila.

Pre-opening costs. Pre-opening costs were US$44.0 million and US$15.6 million for the years ended December 31, 2023 and 2022, respectively. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for both years ended December 31, 2023 and 2022 were mainly for Studio City Phase 2 and City of Dreams Mediterranean which were opened in 2023.

Development costs. Development costs were US$1.2 million for the year ended December 31, 2023, which predominantly related to marketing and promotion costs as well as professional and consultancy fees for corporate business development. There were no development costs for the year ended December 31, 2022.

Amortization of gaming subconcession. The gaming subconcession was fully amortized in 2022. Amortization expense for our gaming subconcession, which was recognized on a straight-line basis, was US$32.8 million for the year ended December 31, 2022.

Amortization of land use rights. Amortization expenses for the land use rights continued to be recognized on a straight-line basis and were US$22.7 million for both years ended December 31, 2023 and 2022.

Depreciation and amortization. Depreciation and amortization expenses increased by US$54.2 million, or 11.6%, to US$520.7 million for the year ended December 31, 2023 from US$466.5 million for the year ended December 31, 2022. The increase was primarily due to the openings of Studio City Phase 2 and City of Dreams Mediterranean during 2023, and the amortization expenses on the intangible assets arising from the Macau gaming concession and the Cyprus gaming license.

Property charges and other. Property charges and other for the year ended December 31, 2023 were US$228.4 million, which primarily included the asset impairments in Altira Macau, the litigation claims related to junket player deposits and the costs incurred as a result of departmental restructuring, partially offset with the gain on disposal from lands in Japan. In 2023, we recognized an impairment in long-lived assets of US$207.6 million to reflect the significant decrease in the market value of Altira Macau. The change in market value reflects a change in forecasted performance of Altira Macau given the latest market conditions and lingering disruptions to the business caused by COVID-19 and the earlier cessation of arrangements with gaming promoters in Macau. Property charges and other for the year ended December 31, 2022 were US$40.0 million, which primarily included the litigation claims related to junket player deposits and the costs incurred as a result of department restructuring and asset impairments.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expense, net of amounts capitalized, other financing costs, foreign exchange gains, net, gain on extinguishment of debt and other non-operating income, net.

Interest income was US$23.3 million for the year ended December 31, 2023, as compared to US$26.5 million for the year ended December 31, 2022. The decrease in interest income was primarily due to lower interest from the US$200.0 million loan to Melco International as a result of the early repayment in January 2023, partially offset by higher bank interest income.

Interest expense was US$492.4 million (net of amounts capitalized of US$25.9 million) for the year ended December 31, 2023, compared to US$376.7 million (net of amounts capitalized of US$63.9 million) for the year ended December 31, 2022. The increase in interest expense (net of amounts capitalization) of US$115.7 million was primarily due to higher interest expense of US$51.3 million on 2020 Credit Facilities as a result of the drawdowns in the second half of 2022, and interest expense of US$23.4 million on financial liability related to the Macau gaming concession and the Cyprus gaming license intangible assets, as well as lower amounts capitalized.

Other financing costs for the year ended December 31, 2023 amounted to US$4.4 million, compared to US$6.4 million for the year ended December 31, 2022. The decrease in other financing costs was primarily due to the decrease in loan commitment fees as a result of the drawdowns from the 2020 Credit Facilities in the second half of 2022.

Other income, net for the year ended December 31, 2023 amounted to US$2.7 million, compared to US$3.9 million for the year ended December 31, 2022.

Gain on extinguishment of debt for the year ended December 31, 2023 was US$1.6 million, resulting from the tender offer and repurchases of 2025 Studio City Notes during the year ended December 31, 2023. There was no gain on extinguishment of debt for the year ended December 31, 2022.

Income tax expense

Income tax expense for the year ended December 31, 2023 was primarily attributable to the Hong Kong profits tax expense for the year of US$11.6 million and a lump sum tax payable of US$5.7 million in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau, partially offset by a deferred tax benefit of US$4.1 million. The effective tax rate for the year ended December 31, 2023 was (3.34)%, as compared to (0.48)%, for the year ended December 31, 2022. Such rates differ from the statutory Macau Complementary Tax rate of 12%, where the Company’s majority operations are located, primarily due to the effects of expired tax losses, expenses for which no income tax benefit is receivable, income for which no income tax expense is payable, changes in valuation allowances, profits generated by gaming operations being exempted from Philippine Corporate Income Tax and different tax rates of subsidiaries operating in other jurisdictions for the relevant years together with the effect of profits generated by gaming operations being exempted from Macau Complementary Tax for the year ended December 31, 2023; and the effect of tax losses that cannot be carried forward for the year ended December 31, 2022.

Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau, Philippine and Cyprus operations. However, to the extent that the financial results of our Macau, Philippine and Cyprus operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests was US$88.4 million for the year ended December 31, 2023, compared to a net loss attributable to noncontrolling interests of US$166.6 million for the year ended December 31, 2022. For the year ended December 31, 2023, such net loss represented the share of Studio City’s expenses of US$68.7 million, City of Dreams Mediterranean and Other’s expenses of US$20.1 million, partially offset by City of Dreams Manila’s income of US$0.4 million attributable to the respective minority shareholders.

Net loss attributable to Melco Resorts & Entertainment Limited

As a result of the foregoing, we had net loss attributable to Melco Resorts & Entertainment Limited of US$326.9 million for the year ended December 31, 2023, compared to net loss attributable to Melco Resorts & Entertainment Limited of US$930.5 million for the year ended December 31, 2022.

For a discussion of our results of operations for the year ended December 31, 2022 compared with the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” of our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023.

Adjusted Property EBITDA and Adjusted EBITDA

Adjusted Property EBITDA is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. We recorded Adjusted Property EBITDA of US$1.04 billion for the year ended December 31, 2023, compared to Adjusted Property EBITDA of US$0.6 million and Adjusted Property EBITDA of US$235.1 million for the years ended December 31, 2022 and 2021, respectively. City of Dreams, Studio City, Mocha and Other, City of Dreams Manila and City of Dreams Mediterranean and Other recorded Adjusted EBITDA of US$576.3 million, US$206.8 million, US$27.3 million, US$205.5 million and US$27.5 million, respectively, while Altira Macau recorded negative Adjusted EBITDA of US$1.3 million for the year ended December 31, 2023. Mocha and Other, City of Dreams Manila and Cyprus Operations recorded Adjusted Property EBITDA of US$10.3 million, US$146.9 million and US$23.7 million, respectively, while Altira Macau, City of Dreams and Studio City recorded negative Adjusted Property EBITDA of US$43.0 million, US$32.2 million and US$105.2 million, respectively, for the year ended December 31, 2022. Altira Macau and Studio City recorded negative Adjusted Property EBITDA of US$54.0 million and US$20.5 million, respectively, while City of Dreams, Mocha Clubs, City of Dreams Manila and Cyprus Operations recorded Adjusted Property EBITDA of US$202.0 million, US$17.1 million, US$89.0 million and US$1.6 million, respectively, for the year ended December 31, 2021.

Adjusted EBITDA is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation and other non-operating income and expenses. We recorded Adjusted EBITDA of US$961.8 million for the year ended December 31, 2023, compared to negative Adjusted EBITDA of US$62.6 million for the year ended December 31, 2022 and Adjusted EBITDA of US$165.0 million for the year ended December 31, 2021.

Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA to measure the operating performance of our segments and to compare the operating performance of our properties with those of our competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted Property EBITDA and Adjusted EBITDA has material limitations as an analytical tool, as Adjusted Property EBITDA and Adjusted EBITDA do not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure.

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to Adjusted EBITDA and Adjusted Property EBITDA

	Year Ended December 31,
	2023	2022	2021
	(in thousands of US$)
Net loss attributable to Melco Resorts & Entertainment Limited	$(326,920)	$(930,526)	$(811,751)
Net loss attributable to noncontrolling interests	(88,410)	(166,641)	(144,713)

Net loss	(415,330)	(1,097,167)	(956,464)
Income tax expense	13,422	5,236	2,885
Interest and other non-operating expenses, net	466,867	348,826	376,128
Depreciation and amortization	543,396	521,939	579,847
Property charges and other	228,437	39,982	30,575
Share-based compensation	35,473	71,809	67,957
Development costs	1,202	—	30,677
Pre-opening costs	43,994	15,585	4,157
Land rent to Belle Corporation	1,911	2,318	2,848
Payments to the Philippine Parties	42,451	28,894	26,371

Adjusted EBITDA	961,823	(62,578)	164,981
Corporate and Other expenses	80,241	63,147	70,118

Adjusted Property EBITDA	$1,042,064	$569	$235,099

B. LIQUIDITY AND CAPITAL RESOURCES

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2023, we held cash and cash equivalents and restricted cash (mainly being cash collateral for concession-related guarantees issued to the Macau Government and security under credit facilities) of US$1.31 billion and US$125.1 million, respectively. Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2023 were the U.S. dollar, H.K. dollar, Euro, Philippine peso and Pataca.

As of December 31, 2023, we had the following bank credit facilities available for future drawdown, subject to satisfaction of certain conditions precedent: (1) HK$6.63 billion (equivalent to US$848.5 million) of the revolving credit facility under the 2020 Credit Facilities; (2) the HK$1.0 million (equivalent to US$0.1 million) of the revolving credit facility under the 2015 Credit Facilities; (3) the HK$233.0 million (equivalent to US$29.8 million) revolving credit facility under the 2028 Studio City Senior Secured Credit Facility; and (4) the PHP2.35 billion (equivalent to US$42.3 million) bank credit facility of MRP. We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under various credit facilities and any additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financing and Indebtedness” for more information. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities. We may from time to time seek to retire or purchase our outstanding debt through open market purchases, tender offers, privately-negotiated transactions or otherwise. Such purchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Cash Flows

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2023	2022	2021
	(in thousands of US$)
Net cash provided by (used in) operating activities	$622,690	$(619,434)	$(268,774)
Net cash used in investing activities	(48,513)	(806,107)	(674,551)
Net cash (used in) provided by financing activities	(1,129,124)	1,783,285	821,745
Effect of exchange rate on cash, cash equivalents and restricted cash	2,326	(22,602)	19,359

(Decrease) increase in cash, cash equivalents and restricted cash, including those classified within assets held for sale	(552,621)	335,142	(102,221)
Cash, cash equivalents and restricted cash at beginning of year	1,988,457	1,653,315	1,755,770

Cash, cash equivalents and restricted cash at end of year, including those classified within assets held for sale	1,435,836	1,988,457	1,653,549
Less: cash and cash equivalents classified within assets held for sale	—	—	(234)

Cash, cash equivalents and restricted cash at end of year	$1,435,836	$1,988,457	$1,653,315

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$622.7 million for the year ended December 31, 2023, compared to net cash used in operating activities of US$619.4 million for the year ended December 31, 2022. The change was primarily due to better performance of operations as described in the foregoing section and decreased working capital for operations.

Net cash used in operating activities was US$619.4 million for the year ended December 31, 2022, compared to net cash used in operating activities of US$268.8 million for the year ended December 31, 2021. The change was primarily due to softer performance of operations and increased working capital for operations.

Investing Activities

Net cash used in investing activities was US$48.5 million for the year ended December 31, 2023, compared to net cash used in investing activities of US$806.1 million for the year ended December 31, 2022. The change was primarily due to the repayment of loan to an affiliated company and decreased payments for capitalized construction costs and acquisition of property and equipment during the year ended December 31, 2023. Net cash used in investing activities for the year ended December 31, 2023 mainly included payments for capitalized construction costs and acquisition of property and equipment of US$257.0 million and payments for intangible and other assets of US$6.9 million, partially offset by proceeds from loan repayment from an affiliated company of US$200.0 million and proceeds from sale of assets held for sale of US$14.8 million.

Net cash used in investing activities was US$806.1 million for the year ended December 31, 2022, compared to net cash used in investing activities of US$674.6 million for the year ended December 31, 2021. The change was primarily due to loan to an affiliated company during the year ended December 31, 2022. Net cash used in investing activities for the year ended December 31, 2022 mainly included payments for capitalized construction costs and acquisition of property and equipment of US$609.6 million, payment of loan to an affiliated company of US$200.0 million and payments for intangible and other assets of US$12.5 million, partially offset by proceeds from sale of assets held for sale of US$15.6 million.

Our total payments for capitalized construction costs and acquisition of property and equipment were US$257.0 million and US$609.6 million for the years ended December 31, 2023 and 2022, respectively. Such expenditures were mainly associated with our development projects, as well as enhancement to our integrated resort offerings.

We expect to incur significant capital expenditures for the ongoing enhancement and maintenance of our Macau properties, City of Dreams Manila and City of Dreams Mediterranean. We intend to finance these projects through our operating cash flow and existing cash balances as well as equity or debt financings. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,
	2023	2022	2021
	(in thousands of US$)
Macau:
Mocha and Other	$4,590	$1,704	$1,368
Altira Macau	3,892	3,303	6,123
City of Dreams	22,259	21,684	52,520
Studio City	73,452	429,362	505,783

Sub-total	104,193	456,053	565,794
The Philippines:
City of Dreams Manila	24,970	4,986	22,912
Cyprus:
City of Dreams Mediterranean and Other	108,214	131,419	186,361
Corporate and Other	15,113	5,956	7,083

Total capital expenditures	$252,490	$598,414	$782,150

Our capital expenditures for the year ended December 31, 2023 decreased from that for the year ended December 31, 2022 was primarily due to the completion of construction of Studio City Phase 2 and City of Dreams Mediterranean. Our capital expenditures for the year ended December 31, 2022 decreased from that for the year ended December 31, 2021 was primarily due to the decrease in capital expenditures on construction projects in Studio City and City of Dreams Mediterranean.

Financing Activities

Net cash used in financing activities of US$1.13 billion for the year ended December 31, 2023 was primarily due to (i) the repayments of outstanding revolving credit facility under the 2020 Credit Facilities of US$2.10 billion, (ii) settlement of the 2025 Studio City Notes Tender Offer of US$97.5 million, (iii) repurchase of shares of US$169.8 million, where were offset in part by (iv) the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$1.25 billion.

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

Net cash provided by financing activities of US$821.7 million for the year ended December 31, 2021 was primarily due to (i) the proceeds from the issuance of the First 2029 Studio City Notes in an aggregate principal amount of US$750.0 million, (ii) the proceeds from the issuance of the Additional 2029 Studio City Notes of US$355.3 million, which priced at 101.5% of the principal amount, (iii) the proceeds from the issuance of the Additional 2029 Senior Notes of US$258.1 million, which priced at 103.250% of the principal amount, and (iv) the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$399.7 million in December 2021, which were offset in part by (v) the payment of 2024 Studio City Notes Tender Offer of US$347.1 million in aggregate principal, (vi) the redemption of the remaining 2024 Studio City Notes of US$252.9 million in aggregate principal outstanding, (vii) the repayment of outstanding revolving credit facility under the 2020 Credit Facility of US$249.9 million, (viii) repurchase of shares of US$52.0 million and (ix) the payments of deferred financing costs of US$37.4 million.

Indebtedness

We enter into loan facilities and issue notes through our subsidiaries. The following table presents a summary of our gross indebtedness as of December 31, 2023:

As of December 31, 2023
(in thousands of US$)
2029 Senior Notes	$1,150,000
2029 Studio City Notes	1,100,000
2025 Senior Notes	1,000,000
2028 Senior Notes	850,000
2027 Senior Notes	600,000
2026 Senior Notes	500,000
2025 Studio City Notes	397,000
2028 Studio City Notes	500,000
2027 Studio City Notes	350,000
2020 Credit Facilities	1,052,515
2015 Credit Facilities	128
2028 Studio City Senior Secured Credit Facility	128

$7,499,771

Major changes in our indebtedness during the year ended and subsequent to December 31, 2023 are summarized below.

During the year ended December 31, 2023, MCO Nominee One repaid US$820.0 million and HK$206.0 million (equivalent to US$29.6 million) in aggregate on a net basis along with accrued interest under the 2020 Credit Facilities.

On June 29, 2023, the 2020 Credit Facilities were amended and restated to amend the facility agreement provisions such that borrowings under the 2020 Credit Facilities denominated in U.S. dollars should bear interest at the term Secured Overnight Financing Rate plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum and a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. The amendment became effective on June 29, 2023 (the “Effective Date”). Prior to the Effective Date of the 2023 Amendment and Restatement, borrowings under the 2020 Credit Facilities denominated in U.S. dollars bore interest at the London Interbank Offered Rate plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries.

On November 9, 2023, Studio City Finance initiated the 2025 Studio City Notes Tender Offer. The 2025 Studio City Notes Tender Offer expired on December 8, 2023. An aggregate principal amount of US$317.5 million of the 2025 Studio City Notes was tendered on November 22, 2023, the early tender date. On November 24, 2023, Studio City Finance announced that it would amend the 2025 Studio City Notes Tender Offer to increase the aggregate principal amount of the 2025 Studio City Notes from US$75.0 million to US$100.0 million. Studio City Finance accepted for purchase the 2025 Studio City Notes that were validly tendered (and not validly withdrawn) pursuant to the tender offer for a combined aggregate principal amount equal to US$100.0 million. Settlement of such purchase took place on November 28, 2023.

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

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the maintenance, enhancement and development of our projects. We expect to have significant capital expenditures in the future as we continue to maintain, enhance and develop our properties in Macau, the Philippines and Cyprus as well as pursue potential growth opportunities in existing and new jurisdictions.

We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on terms acceptable to us and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business operations and expansion plans. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

In March 2022, SCI completed a US$300 million private placement of shares. The net proceeds from this private placement were approximately US$299.2 million, of which US$134.9 million was from noncontrolling interests.

Our material cash requirements arise from the development and continuous enhancement of our Macau properties, City of Dreams Manila and City of Dreams Mediterranean, as well as the payment of interest expenses and repayment of principal relating to our indebtedness. We are also required to comply with the investment plan which forms part of the gaming concession contract in Macau in the amount of MOP11,823.7 million (equivalent to approximately US$1.47 billion), of which MOP10,008.0 million (equivalent to approximately US$1.24 billion) is to be invested in non-gaming projects per the terms of the concession contract, and incremental additional non-gaming investment in the amount of approximately 20% of our initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$248.9 million), in the event the Incremental Investment Trigger is triggered. As Macau’s annual gross gaming revenue exceeded MOP180.0 billion (equivalent to approximately US$22.37 billion) in 2023, the Incremental Investment Trigger was triggered in 2023, thereby increasing our non-gaming investment by MOP2,003.0 million (equivalent to approximately US$248.9 million), with the overall investment amount increased to MOP13,826.7 million (equivalent to approximately US$1.72 billion) to be carried out by December 2032. As of December 31, 2023, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP1,331.0 million (equivalent to approximately US$165.4 million).

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities, capital expenditures and investing activities. Cash from financing and operations within our group is primarily transferred between our subsidiaries through intercompany loan arrangements or equity capital contributions. In 2023, excluding cash transferred for the purpose of the settlement of intragroup charges for operating activities, cash transferred to our holding company, Melco Resorts & Entertainment Limited, from its subsidiaries for loan or advances amounted to US$158.0 million and repayment of advances of US$75.0 million, respectively, while cash transferred from our holding company to its subsidiaries in the form of advances amounted to US$528.8 million and repayments of loans or advances amounted to US$270.6 million, respectively. In addition, cash transferred to our holding company from its subsidiary for transfer of intangible assets amounted to US$519.0 million. No dividend payments were made in 2023 as no dividend was declared by our Macau operating subsidiary in 2023, and no dividend payments were made to our shareholders in 2023, including holders of our ordinary shares with an address of record known to us to be in the United States (which includes all holders of our ADRs, which are traded on Nasdaq in the United

States). See also “Item 4. Information on the Company — B. Business Overview — Tax” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group, or to declare dividends to holders of our ADSs, except that Melco Resorts Macau must notify the Macau Chief Executive five business days in advance of any decision related to internal funds transfer in an amount greater than MOP2.5 billion (equivalent to approximately US$310.7 million), seek Macau government consent to grant or receive any loan in the amount of MOP100 million (equivalent to approximately US$12.4 million) and our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries and authorization is required in the Philippines for inward and outward transfers of Philippine pesos above a certain amount. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

As of December 31, 2023, we had capital commitments mainly for the construction and acquisition of property and equipment for Studio City and City of Dreams totaling US$51.9 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 21 to the consolidated financial statements included elsewhere in this annual report.

Our total long-term indebtedness and other contractual obligations as of December 31, 2023 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2029 Senior Notes	$—	$—	$—	$1,150.0	$1,150.0
2029 Studio City Notes	—	—	—	1,100.0	1,100.0
2020 Credit Facilities	—	1,052.6	—	—	1,052.6
2025 Senior Notes	—	1,000.0	—	—	1,000.0
2028 Senior Notes	—	—	850.0	—	850.0
2027 Senior Notes	—	—	600.0	—	600.0
2026 Senior Notes	—	500.0	—	—	500.0
2028 Studio City Notes	—	—	500.0	—	500.0
2025 Studio City Notes	—	397.0	—	—	397.0
2027 Studio City Note	—	—	350.0	—	350.0
2015 Credit Facilities	0.1	—	—	—	0.1
2028 Studio City Senior Secured Credit Facility	—	—	0.1	—	0.1
Fixed interest payments	355.3	581.3	364.7	59.2	1,360.5
Variable interest payments(2)	78.3	25.7	—	—	104.0
Finance leases(3)	37.4	74.8	74.8	169.3	356.3
Operating leases(3)	20.5	24.2	11.0	65.7	121.4
Construction costs and property and equipment retention payables	26.4	5.7	—	—	32.1
Other contractual commitments:
Construction costs and property and equipment acquisition commitments	51.5	0.4	—	—	51.9
Gaming concession premium and license fee(4)	25.7	51.5	51.5	216.4	345.1
Reversion Assets payments(5)	7.2	31.2	47.9	95.9	182.2

Total contractual obligations	$602.4	$3,744.4	$2,850.0	$2,856.5	$10,053.3

(1)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)

Amounts for all periods represent our estimated interest payments on our debt facilities based upon amounts outstanding and HIBOR as at December 31, 2023 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(3)	See note 12 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

(4)

Represents i) annual premium with a fixed portion and a variable portion based on the number and type of gaming tables and machines that Melco Resorts Macau is currently approved to operate by the Macau government for our gaming concession in Macau; and ii) fixed license fee for the Cyprus License. The gaming tax for our gaming concession in Macau and the Cyprus License and the license fee for the Philippine License as disclosed in note 21(b) to the consolidated financial statements included elsewhere in this annual report are not included in this table as the amount is variable in nature.

(5)

The gaming and gaming support areas of the Altira Casino, City of Dreams Casino and Studio City Casino with an area of 17,128.8 square meters, 31,227.3 square meters and 28,784.3 square meters, respectively, and related gaming equipment and utensils (collectively referred to as the “Reversion Assets”) are currently owned by the Macau government. Effective January 1, 2023, the Macau government has transferred the Reversion Assets to us for usage in our operations during the duration of the Concession Contract for a fee of MOP750.00 (equivalent to approximately US$93) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$311) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

(6)

In addition to amounts included in the table above, in connection with the Concession Contract, Melco Resorts Macau committed to an overall investment of MOP11,823.7 million (equivalent to approximately US$1.47 billion) and incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$248.9 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to approximately US$22.37 billion) (the “Incremental Investment Trigger”). As Macau’s annual gross gaming revenue exceeded MOP180.0 billion (equivalent to approximately US$22.37 billion) in 2023, the Incremental Investment Trigger was reached and, the non-gaming investment to be carried out was increased by MOP2,003.0 million (equivalent to approximately US$248.9 million) to MOP12,011.0 million (equivalent to approximately US$1.49 billion), with the overall investment amount increased to MOP13,826.7 million (equivalent to approximately US$1.72 billion) to be carried out by December 2032. As of December 31, 2023, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP1,331.0 million (equivalent to approximately US$165.4 million).

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

Each of Melco Resorts Macau and Studio City Company has a corporate rating of “BB-” and “B+” with a positive outlook by Standard & Poor’s, respectively, and each of Melco Resorts Finance and Studio City Finance has a corporate rating of “Ba3” and “B1” with a stable outlook by Moody’s Investors Service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

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

D. TREND INFORMATION

The following trends and uncertainties may affect our operations and financial conditions:

•

The recovery from the disruptions caused by COVID-19, including the impact of potentially higher unemployment rates, declines in income levels, and loss of personal wealth resulting from COVID-19 affecting discretionary spending and travel. The pace of recovery of our business from COVID-19 could vary materially from our current expectations and could materially affect our business, prospects, financial condition and results of operations;

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

•

The gaming and leisure market in Macau and the Philippines are developing and the competitive landscapes are expected to evolve as more gaming and non-gaming facilities are developed in the regions where our properties are located. More supply of integrated resorts in the Cotai region of Macau and in Entertainment City of the Philippines will intensify the competition in the business that we operate. Our business in Cyprus operates in a relatively new gaming market and the market landscape is expected to be more volatile and unpredictable;

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

•

Increases in cybersecurity and ransomware attacks around the world, including in the gaming and hospitality industries, and the need to continually evaluate, enhance and improve our internal process, systems and technology infrastructure to comply with the increasing cybersecurity, data privacy and data protection laws, regulations and requirements; and

•	Gaming promoters in Macau have experienced significantly increased regulatory scrutiny that has resulted in the cessation of business of many gaming promoters.

See also “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company — B. Business Overview — Market and Competition” and other information elsewhere in this annual report for recent trends affecting our revenues and costs since the previous financial year and a discussion of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial condition.

E. CRITICAL ACCOUNTING ESTIMATES

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management applies significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments which are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Our land use rights in Macau under the land concession contracts for Altira Macau, City of Dreams and Studio City are being amortized over the estimated term of the land use rights on a straight-line basis. The estimated term of the land use rights under the applicable land concession contracts are based on factors including the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. The estimated term of the land use rights are periodically reviewed. Refer to note 2(o) to the consolidated financial statements included elsewhere in this annual report for further details of estimated term of the land use rights.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Costs incurred to develop software for internal use are capitalized and amortized on a straight-line basis over the estimated useful life. The capitalization of such costs begins during the application development stage of the software project and ceases once the software project is substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The remaining estimated useful lives of the internal-use software are periodically reviewed. Refer to note 2(l) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the internal-use software.

Our total capital expenditures for the years ended December 31, 2023, 2022 and 2021 were US$252.5 million, US$598.4 million and US$782.2 million, respectively, of which US$181.7 million, US$560.8 million and US$692.1 million, respectively, were attributable to our development and construction projects at Studio City and City of Dreams Mediterranean, with the remainder primarily related to the enhancements to our integrated resort offerings of our other properties. Refer to note 23 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.

We also evaluate our property and equipment and other long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates, future market conditions and gross margin. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model involving significant assumptions, such as discount rates. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses are recorded as operating expenses.

During the year ended December 31, 2023, with the market value of Altira Macau significantly decreased as a result of a change in its forecasted performance given the latest market conditions and lingering disruptions to the business caused by COVID-19 and our earlier cessation of arrangements with gaming promoters in Macau, we recognized an impairment of long-lived assets in relation to Altira Macau of US$207.6 million. Such amount included the impairment of Altira Macau’s property and equipment of US$110.0 million, and the full impairment of the finite-lived intangible assets, land use rights and operating lease right-of-use assets for Altira Macau of US$30.4 million, US$65.2 million and US$2.0 million, respectively.

During the year ended December 31, 2022, an impairment of long-lived assets of US$3.6 million represents the impairment of property and equipment which related to a significant decrease in the market value of an aircraft. During the year ended December 31, 2021, an impairment of long-lived assets of US$3.6 million represents impairment of property and equipment, mainly due to reconfigurations and renovations at our operating properties, and of which US$1.1 million related to a significant decrease in the market value of a piece of freehold land.

Goodwill and Purchased Intangible Assets

We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and purchased intangible assets with indefinite useful lives as at December 31, 2023 and 2022 was associated with Mocha Clubs, a reporting unit, which arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our Company in 2006.

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, we may first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative factors indicate that the carrying amount of the reporting unit is more likely than not to exceed the fair value, then a quantitative impairment test is performed.

To perform a quantitative impairment test of goodwill, we perform an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. If the carrying value of the reporting unit exceeds its fair value, we would recognize an impairment for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. We determine the fair value of our reporting unit using income valuation approaches through the application of discounted cash flow method. The projections for future cash flows utilized in the discounted cash flow method are derived from historical experience and assumptions regarding future growth and profitability of the reporting unit. These projections are consistent with our budget and strategic plan. Cash flows for the five years subsequent to the date of the quantitative goodwill impairment test were utilized in the determination of the fair value of the reporting unit. Beyond five years, a terminal value was determined using a perpetuity growth rate. For the goodwill impairment test of Mocha Clubs, the rates used to discount the cash flow are 11.7% and 12.6% for the years ended December 31, 2023 and 2022 respectively and sensitivity analysis was performed by either reducing the operating cash flows by 5% or increasing the discount rate by one percentage point, which would not have resulted in its carrying value exceeding its fair value.

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

As a result of these assessments, no impairment losses on goodwill and intangible assets with indefinite lives were recognized during the years ended December 31, 2023, 2022 and 2021.

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

Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. We account for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers and gaming promoters, cash discounts and other cash incentives earned by customers are recorded as reductions of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for incentives or points earned under our non-discretionary incentive programs (including loyalty programs).

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

The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of two of its externally managed hotels and Grand Dragon Casino and concluded that it is the controlling entity and is the principal to these arrangements. For the operations of these two externally managed hotels, as the Company is the owner of the hotel properties, the hotel managers operate the respective hotels under management agreements providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel businesses. The Company is the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Grand Dragon Casino, given the Company operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with the Concession or its previous gaming subconcession, it is the principal and casino revenue is, therefore, recognized on a gross basis.

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

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of casino accounts receivable. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is/can be also given to gaming promoters. These receivables can be offset against commissions payable and any other value items held by us to the respective customers and gaming promoters for which we intend to set off when required. For the years ended December 31, 2023, 2022 and 2021, approximately 1.5%, 0.3% and 11.9% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2023 and 2022, a substantial portion of our markers were due from customers and gaming promoters residing in foreign countries. Business and economic conditions, the legal enforceability of gaming debts, foreign currency control measures or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce our receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on our specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers, current business and economic conditions, and management’s expectations of future business and economic conditions.

As of December 31, 2023 and 2022, the Company’s allowances for casino credit losses were 64.4% and 80.0% of gross casino accounts receivable, respectively. At December 31, 2023, a 100 basis-point change in the estimated allowance for credit losses as a percentage of casino receivables would change the allowance for credit losses by approximately US$2.4 million.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2023 and 2022, we recorded valuation allowances of US$374.6 million and US$299.6 million, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	47	Chairman, chief executive officer and director
Clarence Yuk Man Chung	61	Director
Evan Andrew Winkler	49	President and director
Alec Yiu Wa Tsui	74	Independent non-executive director, chair of the nomination and corporate governance committee and a member of each of the audit and risk committee and the compensation committee
Thomas Jefferson Wu	51	Independent non-executive director, chair of the compensation committee and a member of each of the audit and risk committee and the nomination and corporate governance committee
John William Crawford	81	Independent non-executive director, chair of the audit and risk committee and a member of each of the nomination and corporate governance committee and the compensation committee
Francesca Galante	48	Independent non-executive director and a member of each of the audit and risk committee, the nomination and corporate governance committee and the compensation committee
Geoffrey Stuart Davis	55	Executive vice president and chief financial officer
Graham Paul Winter	59	Executive vice president and chief legal officer
Akiko Takahashi	70	Executive vice president and chief of staff to Chairman and chief executive officer

Directors

Mr. Lawrence Yau Lung Ho was appointed as our director on December 20, 2004 and served as our co-chairman and chief executive officer between December 2004 and April 2016 before being re-designated as chairman and chief executive officer in May 2016. Mr. Ho became the managing director of Melco International in 2001 and has been its chairman and chief executive officer since March 2006. In addition, Mr. Ho has been a director of SCI since July 2011. Mr. Ho has also been appointed as the chairman and director of Maple Peak Investments Inc., a company listed on the TSX Venture Exchange in Canada, since July 2016.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in Hong Kong, Macau and mainland China. He is a vice chairman of the All-China Federation of Industry and Commerce; a member of the Macau Basic Law Promotion Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; a member of the Asia International Leadership Council; honorary advisor of Global Tourism Economy Research Centre; permanent honorary committee member of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of Macau Research Association for Macau Gaming Law; honorary president of the Association of Property Agents and Real Estate Developers of Macau and a director executive of the Macao Chinese General Chamber of Commerce.

In 2017, Mr. Ho was awarded the Medal of Merit-Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

In recognition of Mr. Ho’s directorship and entrepreneurial spirit, he was granted the Business Awards of Macau’s “Leadership Gold Award” in 2015 and honored with “Outstanding Individual Award” at the Industry Community Awards in 2020. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for nine years since 2012, and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the 12th year in 2023.

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

Mr. Evan Andrew Winkler was appointed as our director on August 3, 2016 and also our president on September 4, 2019. Mr. Winkler joined Melco International as the managing director in August 2016 and has assumed the role of the president and managing director of Melco International since May 2018, and has also been a director of SCI since August 2016. Mr. Winkler has also been appointed as a director of various subsidiaries of Melco International.

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

Mr. Wu is active in public service in both Hong Kong and the PRC. Mr. Wu serves in a number of advisory roles at different levels of government. In the PRC, Mr. Wu is a member of the 13th to 14th National Committee of the Chinese People’s Political Consultative Conference and the 10th to 13th Heilongjiang Provincial Committee of the Chinese People’s Political Consultative Conference and was a Standing Committee member and a member of the Guangzhou Municipality Huadu District Committee of the Chinese People’s Political Consultative Conference, among other public service capacities.

In Hong Kong, Mr. Wu’s major public service appointments include being a member of the Major Sports Events Committee of the Culture, Sports and Tourism Bureau of the Hong Kong Special Administrative Region Government (the “HKSARG”), a Vice Patron of the Community Chest of Hong Kong, a deputy director of Economic Affairs Committee and a member of Friends of Hong Kong Association Limited as well as Honorary Advisor of the Hong Kong Army Cadets Association. Mr. Wu is also a member of the Business School Advisory Council of The Hong Kong University of Science and Technology. Previously, Mr. Wu was a council member of The Hong Kong Polytechnic University and the Hong Kong Baptist University, a member of the Court of The Hong Kong University of Science and Technology, a board member of the Asian Youth Orchestra, a member of the standing committee on Disciplined Services Salaries and Conditions of Service, a member of the Hong Kong Tourism Board of the HKSARG, a board member of The Airport Authority Hong Kong of the HKSARG, a member of the Energy Advisory Committee of the Environment Bureau of the HKSARG and a member of the Committee on Real Estate Investment Trusts of Securities and Futures Commission.

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

Mr. John William Crawford JP was appointed as an independent non-executive director on January 12, 2017. Mr. Crawford was a member of our audit and risk committee up until March 21, 2018 when he became its chairman. He is also a member of our compensation committee and nominating and corporate governance committee. Mr. Crawford became an independent non-executive director of Melco International on September 13, 2019 and serves as the chairman of its audit committee and is a member of its nomination and corporate governance committee and its remuneration committee. Mr. Crawford has been the managing director of Crawford Consultants Limited and International Quality Education Limited since 1997 and 2002, respectively. Previously, Mr. Crawford was a founding partner of Ernst & Young, Hong Kong, where he acted as engagement or review partner for many public companies and banks during his 25 years in public accounting and was the chairman of the audit division and the vice chairman of the Hong Kong office of the firm prior to retiring in 1997. Mr. Crawford has extensive knowledge of accounting issues from his experience as the managing audit partner of this major international accounting firm and also has extensive operational knowledge as a result of his consulting experience. Mr. Crawford has served as an independent non-executive director and chairman of the audit committee of Regal Portfolio Management Limited of Regal REIT since November 2006 and chairman of its Disclosure Committee since March 2010, and as an independent non-executive director of Entertainment Gaming Asia Inc. since November 2007 up until his resignation on July 3, 2017. In November 2011, Mr. Crawford was appointed as a member of the conflicts committee of our subsidiary SCI and resigned from this position on January 10, 2017. Mr. Crawford previously served as an independent non-executive director and chairman of the audit committee of other companies publicly listed in Hong Kong, the most recent of which was E-Kong Group Limited until June 8, 2015.

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

Board Diversity Matrix (As of March 15, 2024)

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

Mr. Graham Paul Winter is our executive vice president and chief legal officer and he was appointed to his current role in December 2023. Prior to joining us, Mr. Winter was a partner of an international law firm in Hong Kong where he was co-chair of the firm’s Betting & Gaming practice group. Prior to that, he was a senior corporate partner in the Hong Kong office of another large international law firm. Mr. Winter holds law degrees from the University of Oxford and Brunel University, and is admitted as a solicitor in England and Wales and Hong Kong.

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

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers receive compensation in the form of salaries, discretionary bonuses, equity awards, contributions to pension schemes and other benefits. The aggregate amount of compensation paid, and benefits in kind granted, including contingent or deferred compensation accrued for the year, to all the directors and executive officers of our Company as a group by our Company and its subsidiaries, amounted to approximately US$28.6 million for the year ended December 31, 2023.

Bonus Plan

We offer our management employees, including senior executive officers, the ability to participate in our Company’s discretionary annual bonus plan. As part of this plan, employees may receive compensation in addition to their base salary upon satisfactory achievement of certain financial, strategic and individual objectives. Directors, other than Mr. Lawrence Ho, who participates in his capacity as our chief executive officer, Mr. Evan Winkler, who participates in his capacity as our president, and Mr. Clarence Chung, who participates his capacity as the president of MRP, are excluded from this plan. The discretionary annual bonus plan is administered at the sole discretion of our Company and our compensation committee.

Equity Awards

On April 5, 2023, we granted 4,134,561 restricted shares pursuant to our 2021 Share Incentive Plan to directors and executive officers of our Company. The grant date fair value of the restricted shares granted (closing price of the grant date) was US$4.1267 per share. Such grantees will receive ordinary shares upon vesting of restricted shares at par value.

On November 1, 2023, we granted 37,593 restricted shares pursuant to our 2021 Share Incentive Plan to an executive officer of our Company. The grant date fair value of the restricted shares granted (closing price of the grant date) was US$2.6600 per share. Such grantee will receive ordinary shares upon vesting of restricted shares at par value.

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

A total of 5,912,547 restricted shares and 2,486,241 New Options were granted under the program, of which 2,355,420 restricted shares and 790,470 New Options were granted to a director and executive officers. Out of such restricted shares and New Options granted under the program, 2,750,463 Restricted Shares and 1,243,119 New Options vested as of December 31, 2023, of which 1,177,710 Restricted Shares and 395,235 New Options were those granted to a director and executive officers. The exercise price and expiration date of the New Options are US$7.40 per ADS and April 5, 2032, respectively.

Pension, Retirement or Similar Benefits

For the year ended December 31, 2023, we set aside or accrued approximately US$0.2 million to provide pension, retirement or similar benefits to our senior executive officers. Our directors, other than Mr. Lawrence Ho who participates in his capacity as our chief executive officer, do not participate in such schemes.

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and in what they consider to be our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We, as the Company, have the right to seek damages if a duty owed by our directors is breached and we suffer a loss as a result. In certain circumstances, an individual shareholder may bring such a claim for damages against our directors, on behalf of the Company, by way of a derivative action.

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

Committees of the Board of Directors

Our board established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006. Our audit committee was renamed our audit and risk committee on August 3, 2016. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters. The charters of these board committees were adopted by our board on November 28, 2006 and have been amended and restated on several occasions, with the latest version of the compensation committee charter amended on December 3, 2021, the audit and risk committee charter amended on December 6, 2023 and the nominating and corporate governance committee charter amended on December 16, 2022. These charters are found on our website. Each of these committees consists entirely of directors whom our board has determined to be independent under the “independence” requirements of the Nasdaq corporate governance rules. The current membership of these three committees and summary of its respective charter are provided below.

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

•

legal and regulatory issues relating to the financial statements of our Company, including oversight of the independent auditor, review of the financial statements and related material, internal audit process and the procedure for receiving complaints regarding accounting, internal accounting controls, auditing or other related matters;

•

the disclosure, in accordance with our relevant policies, of any material information regarding the quality or integrity of our financial statements, which is brought to its attention by our disclosure committee;

•	the integrity and effectiveness of our internal audit function; and

•	the Company’s risk management policies, procedures and practices.

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

•

assessing Chief Risk Officer and senior management’s policies and procedures to identify, accept, mitigate, allocate or otherwise manage various types of risks that may materially impact the Company’s business, strategy, operation, financials and reputation, including without limitation, legal, compliance and operational risks and other evolving risks such as cybersecurity threats, and making recommendations with respect to our risk management process for the board’s approval;

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

D. EMPLOYEES

Employees

We had 20,209, 16,908 and 17,878 employees as of December 31, 2023, 2022 and 2021, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2023, 2022 and 2021. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals, and are subject to review from time to time.

	As of December 31,
	2023		2022		2021
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs(1)	577	2.9%	550	3.3%	616	3.4%
Altira Macau	959	4.7%	1,052	6.2%	1,124	6.3%
City of Dreams	7,411	36.7%	6,529	38.6%	7,227	40.4%
Corporate and centralized services(2)	540	2.7%	520	3.1%	628	3.5%
Studio City	5,286	26.2%	3,571	21.1%	3,793	21.2%
City of Dreams Manila	3,699	18.3%	3,713	22.0%	3,730	20.9%
City of Dreams Mediterranean and the Cyprus Casinos	1,737	8.6%	973	5.8%	760	4.3%

Total	20,209	100.0%	16,908	100.0%	17,878	100.0%

(1)	For the purposes of this table, figures include employees at Grand Dragon Casino described under “Item 4. Information on the Company — B. Business Overview — Our Land and Premises — Mocha Clubs.”

(2)	For the purposes of this table, figures as of December 31, 2021 and 2022 include employees at our ski resort in Nagano, Japan (disposed in late December 2022).

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

E. SHARE OWNERSHIP

Share Ownership of Directors and Members of Senior Management

The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of March 15, 2024.

Name	Number of ordinary shares		Approximate percentage of shareholding(1)
Lawrence Yau Lung Ho	707,809,770	(2)(3)	53.23%
Clarence Yuk Man Chung	*		*
Evan Andrew Winkler	*		*
Alec Yiu Wa Tsui	*		*
Thomas Jefferson Wu	*		*
John William Crawford	*		*
Francesca Galante	*		*
Geoffrey Stuart Davis	*		*
Graham Paul Winter	*		*
Akiko Takahashi	*		*
Directors and executive officers as a group	715,183,046		53.79%

*	The options, restricted shares and our shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

(1)

Percentage of beneficial ownership of each director and executive officer is based on: (i) 1,329,679,067 ordinary shares of our Company outstanding as of March 15, 2024, (ii) the number of ordinary shares of underlying options that have vested or will vest within 60 days after March 15, 2024 and (iii) the number of restricted shares that will vest within 60 days after March 15, 2024, each as held by such person as of that date.

(2)

Represents 687,360,906 ordinary shares which may be deemed to be beneficially owned by Melco Leisure, a company wholly owned by Melco International, a Hong Kong company listed on the HKSE. Mr. Lawrence Ho is taken to have interest in these shares as a result of his interest in approximately 59.01% of the total issued shares of Melco International by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Please see “Item 7. Major Shareholders and Related Party Transactions” for more details. As of March 15, 2024, 667,360,904 of these ordinary shares have been pledged by Melco Leisure in connection with a US$1 billion, 5-year credit facility entered into in June 2021 by, among others, Melco International and Melco Leisure.

(3)

Also includes (i) 9,934,422 ordinary shares held by Black Spade Capital Limited, which in turn is held by companies owned by a trust associated with Mr. Lawrence Ho; (ii) 7,204,965 ordinary shares personally held by Mr. Lawrence Ho (among which, 6,303,360 are vested restricted shares under the 2011 Share Incentive Plan and the 2021 Share Incentive Plan held by Mr. Lawrence Ho as of March 15, 2024); and (iii) 3,309,477 restricted shares that will vest from 60 days of March 15, 2024 held by Mr. Lawrence Ho. The following table summarizes, as of March 15, 2024, the unvested restricted shares (including 3,309,477 restricted shares that will vest from 60 days of March 15, 2024) held by Mr. Lawrence Ho:

Name	Type of awards	Grant date	Fair value of restricted shares at grant date per share (US$)	Number of shares outstanding
Lawrence Yau Lung Ho	Restricted shares	April 7, 2021	6.8933	727,434
	Restricted shares	April 6, 2022	2.4667	3,347,772
	Restricted shares	April 5, 2023	4.1267	1,744,749
			Total	5,819,955

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

Under the share purchase and award program, eligible employees could elect to use a portion of his or her base salary during the term of the program, which runs from July 2021 to June 2022, to purchase and receive a grant of restricted shares under our 2011 share incentive plan, with an aggregate value equal to 200% of the amount of base salary so applied as at the grant date. The maximum amount of restricted shares which may be issued under the share purchase and award program represents less than 0.50% of our total issued and outstanding shares as of the date of the adoption of the program. As of December 31, 2023, a total of 6,084,312 restricted shares had been granted to employees under the program, out of which 5,798,826 restricted shares had become vested.

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

2011 Share Incentive Plan

We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2011 Share Incentive Plan was conditionally approved by our shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our shares on the HKSE on December 7, 2011. Amendments to the 2011 Share Incentive Plan were approved by our shareholders on May 20, 2015 and on December 7, 2016. The amendments to our 2011 Share Incentive Plan approved by our shareholders on December 7, 2016 were to, among other things, include provisions relating to share option schemes required by the Rules Governing the Listing of Securities on the HKSE following the consolidation of the financial results of our Company in the financial statements of Melco International as a result of our repurchase of 155,000,000 ordinary shares of our Company (equivalent to 51,666,666 ADSs) from Crown Asia Investments Pty, Ltd. and the subsequent cancelation of such shares and with certain changes in the composition of our board of directors in May 2016. Such provisions in our 2011 Share Incentive Plan required by the HKSE rules have automatically lapsed as the requirements under the HKSE rules are not presently applicable to us. As of December 31, 2023, we have granted (i) share options to subscribe for a total of 44,115,885 shares and (ii) restricted shares in respect of a total of 37,042,344 shares pursuant to the 2011 Share Incentive Plan.

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

2021 Share Incentive Plan

We adopted the 2021 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2021 Share Incentive Plan was approved by the shareholders of Melco International at the annual general meeting held on June 4, 2021 and became effective on December 6, 2021. The 2021 Share Incentive Plan succeeds the 2011 Share Incentive Plan. As of December 31, 2023, we have granted (i) share options to subscribe for a total of 5,519,475 shares and (ii) restricted shares in respect of a total of 36,281,580 shares pursuant to the 2021 Share Incentive Plan.

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

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of March 15, 2024 by all persons who are known to us to be the beneficial owners of 5% or more of our issued share capital.

	Ordinary shares beneficially owned (1)
Name	Number	%
Lawrence Yau Lung Ho (2)(3)	707,809,770	53.23
ARGA Investment Management, LP, et al.(4)	86,275,437	6.49
EuroPacific Growth Fund(5)	81,804,750	6.15

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)

The address of Melco Leisure is c/o 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. The address of Mr. Lawrence Ho and Melco International is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco International is listed on the Main Board of the HKSE.

(3)

Comprised of (i) 9,934,422 ordinary shares held by Black Spade Capital Limited, which in turn is held by companies owned by a trust associated with Mr. Lawrence Ho; (ii) 7,204,965 ordinary shares personally held by Mr. Lawrence Ho (among which, 6,303,360 are vested restricted shares under the 2011 Share Incentive Plan and the 2021 Share Incentive Plan held by Mr. Lawrence Ho as of March 15, 2024); (iii) 3,309,477 restricted shares that will vest from 60 days of March 15, 2024 held by Mr. Lawrence Ho; and (iv) 687,360,906 ordinary shares owned of record by Melco Leisure. Melco Leisure is a wholly-owned subsidiary of Melco International. As of March 15, 2024, Mr. Lawrence Ho, our chairman, chief executive officer and director as well as the chairman, chief executive officer and executive director of Melco International, personally holds 8,000,000 ordinary shares of Melco International, representing approximately 0.5% of the total issued shares of Melco International. In addition, Mr. Ho is deemed to be interested in the 301,368,606 ordinary shares of Melco International held by Better Joy Overseas Ltd., 122,243,024 ordinary shares of Melco International held by Lasting Legend Ltd., 53,491,345 ordinary shares of Melco International held by Mighty Dragon Developments Limited, 91,445,132 ordinary shares of Melco International held by Black Spade Capital Limited and 1,566,000 ordinary shares of Melco International held by Maple Peak Investments Inc., representing approximately 19.9%, 8.1%, 3.5%, 6.0% and 0.1% of the total issued shares of Melco International, all of which are companies owned or controlled by the persons and/or trusts associated with Mr. Ho. In addition, Mr. Ho is also deemed to have interests in the 312,666,187 ordinary shares of Melco International held by L3G Holdings Inc., representing 20.6% of the total issued shares of Melco International. L3G Holdings Inc. is a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members. Moreover, Ms. Lo Sau Yan, Sharen, the spouse of Mr. Ho, personally holds 4,212,102 ordinary shares of Melco International, representing 0.30% of the total issued shares of Melco International. Therefore, we believe that Mr. Ho holds an aggregate of 894,992,396 ordinary shares of Melco International, representing approximately 59.01% of the total issued shares of Melco International, including his personal interest, interests of the companies which are owned or controlled by the persons and/or trusts associated with him, interest of his spouse and interest of a trust in which he is one of the beneficiaries and is taken to have interest under the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). As of March 15, 2024, 667,360,904 of the ordinary shares owned of record by Melco Leisure have been pledged in connection with a US$1 billion, 5-year credit facility entered into in June 2021 by, among others, Melco International and Melco Leisure.

(4)

ARGA Investment Management, LP reports shared voting power and shared dispositive power with respect to 86,275,437 ordinary shares of the Company represented by ADSs with Avula Rama Krishna. The addresses of ARGA Investment Management, LP and Avula Rama Krishna are 1010 Washington Blvd., 6th Fl., Stamford, CT 06901333, and c/o ARGA Investment Management, LP, 1010 Washington Blvd., 6th Fl., Stamford, CT 06901, respectively. Information regarding beneficial ownership is based on the information contained in the Schedule 13G filed by ARGA Investment Management, LP and Avula Rama Krishna with the SEC on February 9, 2023.

(5)

Reflects 81,804,750 ordinary shares represented by ADSs. The address of EuroPacific Growth Fund is 333 South Hope Street Los Angeles, California 90071. Information regarding beneficial ownership is based on the information contained in the Schedule 13G filed by EuroPacific Growth Fund with the SEC on February 14, 2019. According to information reported therein, the 81,804,750 ordinary shares may also be reflected in a filing made by Capital Research Global Investors, Capital International Investors, and/or Capital World Investors.

Other than as provided in the table above, reports filed with or furnished to the SEC, public disclosure, including without limitation Schedule 13 filings, and this Annual Report, we are not aware of any significant change in the percentage ownership held by any major shareholder since January 1, 2021.

As of December 31, 2023, a total of 1,329,679,067 ordinary shares were outstanding, of which 634,216,184 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

None of our shareholders will have different voting rights from other shareholders after the filing of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.

B. RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2023, 2022 and 2021, see note 22 to the consolidated financial statements included elsewhere in this annual report.

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

Legal and Administrative Proceedings

We are currently a party to certain legal and administrative proceedings, investigations and claims, which relate to matters arising out of the ordinary course of our business. Based on the current status of such proceedings and the information currently available, our management does not believe that the outcome of such proceedings may have, or have had in the recent past, significant effects on our business, financial condition or results of operations.

Dividend Policy

On May 14, 2020, we announced the suspension of the Company’s quarterly dividend program to preserve liquidity in light of the COVID-19 outbreaks and to continue investing in our business. Our board will continue to review from time to time our dividend policy as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions.

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

Subsidiaries incorporated in Macau are required to set aside a minimum between 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to between 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors or administration of the relevant subsidiaries.

Our 2015 Credit Facilities, Studio City Notes, 2028 Studio City Senior Secured Credit Facility and other indebtedness we may incur contain, or may be expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs — We cannot assure you that we will make dividend payments in the future.”

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

Virtually all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines and Cyprus. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A very significant portion of the assets of these persons are located outside the United States. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, together with cost and time constraints, it may be difficult for you to effect service of process within the United States upon these persons. In particular, while none of our directors or officers spend a significant amount of time physically located in mainland China, all of our directors and officers, other than Ms. Galante, spend a significant amount of time physically located in Hong Kong and/or Macau, and it could be more difficult to enforce liabilities and judgments on those individuals. For the same reasons, it may also be difficult for you to enforce in the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Japan courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against our Company and our officers and directors, most of whom are not residents in the United States and the substantial portion of whose assets are located outside of the United States.

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

Furthermore, it is uncertain whether such Cayman Islands, Macau, Hong Kong, Singapore, Philippines, Cyprus or Japan courts would be competent to hear original actions brought in the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Japan against us or such persons predicated upon the securities laws of the United States or any state. See “Item 3. Key Information — D Risk Factors — Risks Relating to Our Shares and ADSs — You may have difficulty enforcing judgments obtained against us.”

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

With regard to our operations in Cyprus, no foreign exchange controls exist and there is a free flow of capital into and out of Cyprus. There are no restrictions on remittances of Euros or any other currency from Cyprus to persons not resident in Cyprus for the purpose of paying dividends or otherwise. There are no restrictions on the import or export of local or foreign currency. However, amounts exceeding EUR10,000 (equivalent to approximately US$11,069 in cash (or its equivalent) or in gold must be declared at the Customs and Excise department desk at the airport upon departure, regardless of whether traveling to or from a country inside or outside the European Union.

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

United States Federal Income Taxation

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. The effects of any applicable state or local laws and other U.S. federal tax laws such as estate and gift tax laws, and the impact of the alternative minimum tax and the Medicare contribution tax on net investment income, are not discussed. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment), and that have the U.S. dollar as their functional currency. This discussion is based on the Code and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances or to holders subject to particular rules, including:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	tax-exempt entities;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our stock by vote or value;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons that hold ADSs or ordinary shares through a permanent establishment or fixed base outside the United States;

•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons deemed to sell the ADSs under the constructive sale provisions of the Code.

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

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

If you are a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ADSs or ordinary shares, your tax treatment will generally depend on your status and the activities of the partnership. If you are a partner in such partnership, you should consult your tax advisor.

The discussion below assumes the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the availability of a reduced tax rate for any dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our Company if as a result of such actions the holders of our ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or on the date of receipt by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it is expected that such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, (3) certain holding period requirements are met, and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Although it is not free from doubt, ADSs will generally be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as are our ADSs. However, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Consequently, there can be no assurance that dividends paid on our ADSs will continue to qualify for the reduced tax rates. Our ordinary shares are not currently listed on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

Any dividends we pay with respect to our ADSs or ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to the ADSs or ordinary shares will generally constitute “passive category income.” Pursuant to applicable United States Treasury regulations, if a U.S. Holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on our ADSs or ordinary shares, depending on the nature of such foreign tax, although the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of a U.S. foreign tax credit in your particular circumstances and the potential impact of the applicable United States Treasury regulations and the temporary IRS guidance.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on a disposition of ADSs or ordinary shares equal to the difference between the amount realized or the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or ordinary shares for more than one year at the time of the taxable disposition, you may be eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to this paragraph. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income (as defined in the relevant provisions of the Code); or

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for that year and for all succeeding years during which you hold ADSs or ordinary shares (regardless of whether we continue to meet the tests described above), unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares you hold. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax advisor about this election.

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

The mark-to-market election is available only for “marketable stock,” which generally is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on The Nasdaq Global Select Market, or the Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on Nasdaq and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC. There can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Information Reporting and Backup Withholding

Any dividend payments with respect to ADSs or ordinary shares and proceeds from a sale, exchange or other taxable disposition of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service, or the IRS, and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. The Company does not assume responsibility for backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, if any, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

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

Copies of reports and other information, when so filed, may be accessed electronically by means of the SEC’s home page on the Internet at http://www.sec.gov.

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

We accept foreign currencies from our customers and as of December 31, 2023, in addition to H.K. dollars, Patacas and Philippine pesos and Euros, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the year ended December 31, 2023. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 11 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2023.

Major currencies in which our cash and bank balances (including restricted cash) are held as of December 31, 2023 were the U.S. dollar, the H.K. dollar, the Philippine peso, the Euro and the Pataca. Based on the cash and bank balances as of December 31, 2023, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$11.5 million for the year ended December 31, 2023.

Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of December 31, 2023, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$10.5 million for the year ended December 31, 2023.

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

As of December 31, 2023, we are subject to fluctuations in HIBOR as a result of our 2015 Credit Facilities, 2020 Credit Facilities and 2028 Studio City Senior Secured Credit Facility. As of December 31, 2023, approximately 86% of our total indebtedness was based on fixed rates. Based on our December 31, 2023 indebtedness level, an assumed 100 basis point change in HIBOR would cause our annual interest cost to change by approximately US$10.5 million.

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

In 2023, we did not receive any fees or other payments from the depositary.

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

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2023, our Company’s internal control over financial reporting is effective based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Ernst & Young LLP, our independent registered public accounting firm that issues the audit report included elsewhere in this annual report on Form 20-F, has issued an attestation report on management’s assessment of the issuer’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2023, has been audited by Ernst & Young LLP, located in Singapore, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls Over Financial Reporting

There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

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

Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The code of business conduct and ethics was last amended on May 8, 2023 to include a commitment statement on diversity, equity and inclusion. We have posted our current code of business conduct and ethics on our website at www.melco-resorts.com. We intend to disclose future amendments to certain provisions of the code of business conduct and ethics, and waivers thereof granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2023	2022
	(In thousands of US$)
Audit fees(1)	$3,426	$3,078
Audit-related fees(2)	1,235	341
Tax fees(3)	211	150
All other fees(4)	11	80

(1)	“Audit fees” means the aggregate fees in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” primarily include the aggregate fees for professional services provided in connection with issuance of senior notes by the Company and other assurance services.

(3)	“Tax fees” include the aggregate fees for tax consultations.

(4)	“All other fees” include the aggregate fees for advisory services and an annual charge for an online technical accounting research tool.

The policy of our audit and risk committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by our audit and risk committee prior to the completion of the audit.

For the years ended December 31, 2023 and 2022, none of the total audit-related, tax and all other fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, respectively.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about repurchases made by us and our affiliated purchasers in the fiscal year ended December 31, 2023.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program (1)	Maximum Dollar Value of Ordinary Shares that May Yet be Purchased Under Publicly Announced Program
		(US$)		(US$)
January 2023	—	—	33,903,363	411,860,697
February 2023	—	—	33,903,363	411,860,697
March 2023(2)	40,373,076	4.2067	33,903,363	411,860,697
April 2023	—	—	33,903,363	411,860,697
May 2023	—	—	33,903,363	411,860,697
June 2023	—	—	33,903,363	411,860,697
July 2023	—	—	33,903,363	411,860,697
August 2023	—	—	33,903,363	411,860,697
September 2023	—	—	33,903,363	411,860,697
October 2023	—	—	33,903,363	411,860,697
November 2023(3)	3,473,955	2.4917	33,903,363	411,860,697
December 2023	—	—	33,903,363	411,860,697

Total	43,847,031	4.0651	33,903,363	411,860,697

Notes:

(1)

In June 2021, we announced that our board of directors approved a new US$500 million share repurchase program which replaced the share repurchase program announced in November 2018 and is effective over a three-year period commencing on June 2, 2021.

(2)

In March 2023, we repurchased 40,373,076 ordinary shares at an average price of approximately US$4.2067 per ordinary share from Melco Leisure under the share repurchase agreement entered by the Company with Melco International and Melco Leisure in March 2023.

(3)	Represents purchases by affiliated purchasers of the Company.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

(a)

As disclosed under Item 4.C., Item 6.E. and Item 7.A., a majority of our voting securities are held of record by Melco Leisure, which is wholly owned by Melco International. A majority of Melco International’s voting securities are beneficially owned by our founder, Chairman and Chief Executive Officer, Mr. Lawrence Ho through his personal interest, the interests of the companies which are owned or controlled by the persons and/or trusts associated with him, the interest of his spouse and the interest of a trust in which he is one of the beneficiaries and is taken to have interest under the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Neither Mr. Ho, nor any of our other directors, are members of the Chinese Communist Party.

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

(2) Based on a review of the stockholders lists of the Company, Studio City International, Melco International and MRP, in addition to mainland China, Hong Kong and the Cayman Islands, the Company is not aware of any governmental entities in Macau, the British Virgin Islands, the Republic of Cyprus, the Philippines, Japan or the Netherlands that are beneficial or record owners of any shares of the Company, Studio City International, Melco International or any of our subsidiaries listed on Exhibit 8.1 of this annual report on Form 20-F. In addition, no such governmental entities have made any disclosures on Schedule 13D, Schedule 13G or under Part XV of the Hong Kong Securities and Futures Ordinance indicating that they own any shares of our Company, Studio City International or Melco International. Based on the above, we believe that none of our ordinary shares or ADSs or of our subsidiaries listed on Exhibit 8.1 of this annual report on Form 20-F are owned beneficially or of record by any governmental entities in Macau, the British Virgin Islands, the Republic of Cyprus, the Philippines, Japan or the Netherlands. However, a significant, but minority, portion of the shares of our Company, Studio City International and Melco International are publicly held by intermediaries on behalf of beneficial owners who are not known to us and an insignificant portion of the shares of MRP are held by intermediaries on behalf of beneficial owners who are not known to us. None of these unknown beneficial owners has ever asserted any control or influence over us.

(3) Based on a review of the stockholder lists of our Company and Melco International, in addition to mainland China and Hong Kong, no governmental entities in Macau, the Cayman Islands, the British Virgin Islands, the Republic of Cyprus, the Philippines, Japan or the Netherlands have a controlling financial interest in our Company as of the date of filing of this annual report on Form 20-F.

(4) No members of the board of directors of our Company or any of our subsidiaries is an official of the Chinese Communist Party.

(5) The memorandum and articles of association of our Company and our subsidiaries listed on Exhibit 8.1 of this annual report on Form 20-F do not contain any charter of the Chinese Communist Party or the text of any such charter.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

Our cybersecurity risk management program is designed, executed, and assessed based on the principles of internationally recognized frameworks and standards, including ISO27001, the National Institute of Standards and Technology Cybersecurity Framework (“NIST CSF”) and the Payment Card Industry Data Security Standard (“PCI-DSS”). Our program has been certified against ISO27001 since 2009.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

•	an information security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our information security controls;

•	cybersecurity awareness training of our directors, senior management, employees and incident response personnel;

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

•	a third-party risk management process for service providers, suppliers, and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — Our information technology and other systems are subject to cybersecurity risks, including misappropriation of customer information, other breaches of information security or other cybercrimes, as well as regulatory and other risks” and “— Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operation, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.”

Cybersecurity Governance

Our board considers cybersecurity risk as part of its risk oversight function and has delegated to the audit and risk committee oversight of cybersecurity and other information technology risks. The audit and risk committee oversees management’s implementation of our cybersecurity risk management program.

The audit and risk committee receives regular reports from management on our cybersecurity risks. In addition, management updates the audit and risk committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The audit and risk committee reports to the full board regarding its activities, including those related to cybersecurity. The full board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our chief risk officer, chief information security officer and external experts as part of the board’s continuing education on topics that impact public companies.

Our cybersecurity risk management team, including our chief risk officer and chief information security officer, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our cybersecurity risk management team’s experience includes previous work experience in senior cybersecurity and risk management roles in various industries including financial services, technology and consulting. Our cybersecurity risk management team also holds multiple security credentials such as Certified Information Systems Auditor, Certified Information Systems Security Professional, Certified Information Security Manager, ISO Lead Auditor Practitioner, and Certified in Risk and Systems Information Control certifications as well as various technology certifications. The team also engages leading cybersecurity and forensic incident response external service providers to provide extensive capability to run, review, challenge and advise on operational enhancements, and provide incident response capability during an incident, as required.

Our cybersecurity risk management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Melco Resorts & Entertainment Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association adopted on March 29, 2017 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among the Company, the depositary and the holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Deed of Variation and Amendment dated July 27, 2007 between our Company, Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.5	Form of Registration Rights Agreement among our Company, Melco Leisure and Entertainment Group Limited and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Amendment No. 1 and Joinder to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of February 9, 2017 (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.7	Amendment No. 2 to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of May 15, 2017 (incorporated by reference to Exhibit 2.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.8	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

2.9	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013 (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.10	Indenture dated June 6, 2017 relating to Melco Resorts Finance Limited’s 4.875% 2025 Senior Notes (incorporated by reference to Exhibit 2.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.11	Indenture dated April 26, 2019 relating to Melco Resorts Finance Limited’s 5.250% 2026 Senior Notes (incorporated by reference to Exhibit 2.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-33178), filed with the SEC on March 31, 2020)

2.12	Indenture dated July 17, 2019 relating to Melco Resorts Finance Limited’s 5.625% 2027 Senior Notes (incorporated by reference to Exhibit 2.29 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-33178), filed with the SEC on March 31, 2020)

2.13	Indenture dated December 4, 2019 relating to Melco Resorts Finance Limited’s 5.375% 2029 Senior Notes (incorporated by reference to Exhibit 2.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-33178), filed with the SEC on March 31, 2020)

2.14	Indenture dated July 15, 2020 relating to Studio City Finance Limited’s 6.000% 2025 Studio City Notes (incorporated by reference to Exhibit 2.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.15	Indenture dated July 15, 2020 relating to Studio City Finance Limited’s 6.500% 2028 Studio City Notes (incorporated by reference to Exhibit 2.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.16	Indenture dated July 21, 2020 relating to Melco Resorts Finance Limited’s 5.750% 2028 Senior Notes (incorporated by reference to Exhibit 2.34 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.17	Indenture dated January 14, 2021 relating to Studio City Finance Limited’s 5.000% 2029 Studio City Notes (incorporated by reference to Exhibit 2.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.18	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated March 15, 2021, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated by reference to Exhibit 2.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.19	Senior Facilities Agreement, dated April 29, 2020, entered into between, among others, MCO Nominee One Limited, as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators regarding the 2020 Credit Facilities (incorporated by reference to Exhibit 2.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.20	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-33178), filed with the SEC on March 31, 2022)

Exhibit Number	Description of Document

2.21	Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, as issuer, the guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-33178), filed with the SEC on March 31, 2022)

2.22	Supplemental Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent, and Deutsche Bank Trust Company Americas, as the trustee (incorporated by reference to Exhibit 2.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-33178), filed with the SEC on March 31, 2022)

2.23	Amendment and Restatement Agreement dated February 7, 2022 (in respect of the Intercreditor Agreement originally dated December 1, 2016) among Studio City Company Limited, the guarantors of the 7.000% senior secured notes due 2027, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others (incorporated by reference to Exhibit 2.26 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-33178), filed with the SEC on March 31, 2022)

2.24*	Amendment and Restatement Agreement dated June 29, 2023 (in respect of the Senior Facilities Agreement originally dated April 29, 2020 regarding the 2020 Credit Facilities) among MCO Nominee One Limited, MCO Investments Limited, Melco Resorts Finance Limited, MCO International Limited, and Bank of China Limited, Macau Branch

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our Company and an executive officer (incorporated herein by reference to Exhibit 4.3 from our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-33178), filed with the SEC on March 31, 2022)

4.4	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.6	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation and MPHIL Holdings No. 2 Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

4.7	Contract of Lease, dated October 25, 2012, between Belle Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.8	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation, MPHIL Holdings No. 2 Corporation, MCO Projects Limited and Melco Property Development Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.9	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MPHIL Holdings No. 2 Corporation, MPHIL Holdings No. 1 Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.10	2011 Share Incentive Plan, as amended, approved at the extraordinary general meeting on December 7, 2016 (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

4.11	Seventh Amendment in Respect of the Senior Facilities Agreement, dated June 19, 2015, between Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.45 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.12	Amendments, Waivers and Consent Request Letter, dated October 26, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.46 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.13	Supplemental Amendments, Waivers and Consent Request Letter, dated November 16, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.47 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.14	Amended and Restated Credit Agreement relating to Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility (incorporated by reference to Exhibit 99.7 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.15	Purchase Agreement among Studio City Company Limited, as issuer, Studio City Investments Limited as parent guarantor, and subsidiary guarantors as specified therein regarding the 5.875% Senior Secured Notes due 2019 and the 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.10 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

Exhibit Number	Description of Document

4.16	Purchase Agreement, dated May 25, 2017, among Melco Resorts Finance Limited, Australia and New Zealand Banking Group Limited, Merrill Lynch International, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited and Industrial and Commercial Bank of China (Macau) Limited regarding the 4.875% 2025 Senior Notes (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

4.17	Purchase Agreement, dated June 27, 2017, among Melco Resorts Finance Limited, Australia and New Zealand Banking Group Limited, Deutsche Bank AG Singapore Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited and Industrial and Commercial Bank of China (Macau) Limited regarding the 4.875% 2025 Senior Notes (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

4.18	Amended and Restated Shareholders’ Agreement, entered into among MCO Cotai Investments Limited, New Cotai, LLC, the Company and SCI in relation to SCI (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No.001-33178), filed with the SEC on March 29, 2019)

4.19	Purchase Agreement, dated April 17, 2019 among Melco Resorts Finance Limited, Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Macau) Limited and Mizuho Securities Asia Limited regarding the 5.250% 2026 Senior Notes (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.20	Purchase Agreement, dated June 24, 2019, between Melco Resorts & Entertainment Limited and Melco International Development Limited regarding the acquisition of 75% equity interest in ICR Cyprus Holdings Limited from Melco International Development Limited (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.21	Purchase Agreement, dated July 10, 2019 among Melco Resorts Finance Limited, Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Macau) Limited, Mizuho Securities Asia Limited and Morgan Stanley & Co. LLC regarding the 5.625% 2027 Senior Notes (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.22	Shareholders’ Agreement, dated July 31, 2019, between The Cyprus Phassouri (Zakaki) Limited, MCO Europe Holdings (NL) B.V., ICR Cyprus Holdings Limited and Melco Resorts & Entertainment Limited relating to ICR Cyprus Holdings Limited (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.23	Purchase Agreement, dated November 26, 2019 among Melco Resorts Finance Limited, Deutsche Bank AG, Singapore Branch, Morgan Stanley & Co. LLC, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Macau) Limited and Mizuho Securities Asia Limited and regarding the 5.375% 2029 Senior Notes (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

Exhibit Number	Description of Document

4.24	Supplemental Agreement, dated March 22, 2021, to the Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MPHIL Holdings No. 2 Corporation, MPHIL Holdings No. 1 Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

4.25	Supplemental Agreement, dated March 22, 2021, to the Contract of Lease, dated October 25, 2012, between Belle Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

4.26	2021 Share Incentive Plan (incorporated by reference to Exhibit 4.5 from our registration statement on Form S-8 (File No. 333-261554), filed with the SEC on December 9, 2021)

4.27	English Translation of the Provisions of the Concession Contract (incorporated by reference to Exhibit 99.3 from our Current Report on Form 6-K (File No. 001-33178), furnished with the SEC on December 19, 2022)

8.1*	List of Significant Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of Ernst & Young, Hong Kong

15.3*	Consent of Ernst & Young LLP, Singapore

97.1*	Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

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

MELCO RESORTS & ENTERTAINMENT LIMITED

Date: March 22, 2024	By:	/s/ Lawrence Yau Lung Ho
Name: Lawrence Yau Lung Ho
Title: Chairman and Chief Executive Officer

MELCO RESORTS & ENTERTAINMENT LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 1247 and 1409)	F-2

Consolidated Balance Sheets as of December 31, 2023 and 2022	F-8

Consolidated Statements of Operations for the Years Ended December 31, 2023, 2022 and 2021	F-10

Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2023, 2022 and 2021	F-12

Consolidated Statements of (Deficit) Equity for the Years Ended December 31, 2023, 2022 and 2021	F-13

Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021	F-14

Notes to Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021	F-16

Schedule 1 – Melco Resorts & Entertainment Limited Condensed Financial Statements as of December 31, 2023 and 2022 and for the Years Ended December 31, 2023, 2022 and 2021	F-8 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Melco Resorts & Entertainment Limited (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, (deficit) equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 22, 2024 expressed an unqualified opinion thereon.
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

Impairment of long-lived assets

Description of the Matter
As discussed in Note 2(m) to the consolidated financial statements, during 2023, the Company determined that an indicator of impairment existed with regards to certain long-lived assets related to Altira Macau as a result of a change in its forecasted performance given the latest market conditions and lingering disruptions to the business caused by COVID-19 and the Company’s earlier cessation of arrangements with gaming promoters in Macau. Accordingly, during the fourth quarter, the Company evaluated its long-lived assets for recoverability and determined that these assets were not recoverable and were impaired. As a result, the Company recognized a $207.6 million impairment loss, which is the amount by which the carrying value exceeded the estimated fair value of these assets.

Auditing the Company’s long-lived asset impairment measurement of Altira Macau involved subjectivity due to the significant estimates underlying the forecasted cash flows used to evaluate the recoverability and estimate the fair values of long-lived assets, which were based on assumptions about future market and economic conditions. Significant assumptions used in the Company’s forecasted cash flows included future revenue growth rates and gross margin.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process to assess the impairment of the Altira Macau asset group. This included controls over the Company’s review of the significant assumptions underlying the forecasted cash flows, including projected revenue growth rate and gross margin assumptions.

To test the Company’s impairment assessment and subsequent fair value measurement of long-lived assets of the Altira Macau asset group, our audit procedures included, among others, evaluating the Company’s methodologies applied to the cash flow projections and testing the significant assumptions used. We compared the significant assumptions of future revenue growth rates and gross margin to current industry and economic trends, as well as changes to the Company’s strategic plans. We assessed the historical accuracy of the Company’s cash flow projections by comparing them with actual operating results. We evaluated management’s sensitivity analysis by performing independent sensitivity analyses on the significant assumptions to assess the extent of change those assumptions individually or collectively would have on the future cash flows.

Goodwill impairment assessment

Description of the Matter
As described in Notes 2(l) and 7 to the consolidated financial statements, the balance of goodwill was $81.6 million as of December 31, 2023. Goodwill is allocated to the Mocha and Other reporting unit and is assessed at least annually for impairment, or when circumstances indicate that the carrying value of goodwill may not be recoverable.

Auditing management’s impairment assessment of goodwill was subjective due to the significant estimation required by management to determine the fair value of the reporting unit. To assess the fair value, management prepares a cash flow analysis; this cash flow is sensitive to changes in significant assumptions such as future revenue growth rates, gross margin, discount rate and terminal growth rate. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment assessment process. This included controls over the Company’s review of the significant assumptions used to develop the cash flow projections.

To test the Company’s impairment assessment of goodwill, our audit procedures included, among others, evaluating the Company’s methodologies applied to the cash flow projections and testing the significant assumptions used. We compared the significant assumptions of future revenue growth rates and gross margin to current industry and economic trends, as well as changes to the Company’s strategic plans. We involved our valuation specialists to assist us in our evaluation of the discount rate and terminal growth rate assumptions by calculating an independent range using observable market information and comparing the rates against the rates used by management. We assessed the historical accuracy of the Company’s cash flow projections by comparing them with actual operating results. We reconciled the carrying value of goodwill used in the impairment assessment to the underlying accounting records. We evaluated management’s sensitivity analysis by performing independent sensitivity analyses on the significant assumptions to assess the extent of change those assumptions individually or collectively would have on the future cash flows.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2022.
Singapore
March 2
2
, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on the Financial Statements
We
have audited the accompanying consolidated statements of operations, comprehensive loss, equity and cash flows of Melco Resorts & Entertainment Limited (the Company) for the year ended December 31, 2021, and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
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
March 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on Internal Control Over Financial Reporting
We have audited Melco Resorts & Entertainment Limited’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Melco Resorts & Entertainment Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, (deficit) equity and cash flows for each of the two years in the period ended December 31, 2023 and the related notes and the financial statement schedule included in Schedule 1, and our report dated March 22, 2024 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young LLP
Singapore
March 2
2
, 2024

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$1,310,715	$1,812,729
Restricted cash	27	50,992
Accounts receivable, net of allowances for credit losses of $153,863 and $202,278	91,638	55,992
Receivables from affiliated companies	797	630
Inventories	29,427	26,416
Prepaid expenses and other current assets	111,688	119,410
Assets held for sale	—	8,503

Total current assets	1,544,292	2,074,672

Property and equipment, net	5,533,994	5,870,905
Intangible assets, net	304,652	43,610
Goodwill	81,582	81,606
Long-term prepayments, deposits and other assets, net of allowances for credit losses of $2,377 and $14,966	100,320	159,697
Receivables from an affiliated company	—	216,333
Restricted cash	125,094	124,736
Deferred tax assets, net	—	638
Operating lease right-of-use assets	62,356	58,715
Land use rights, net	582,782	670,872

Total assets	$8,335,072	$9,301,784

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$11,752	$6,730
Accrued expenses and other current liabilities	1,008,316	809,305
Income tax payable	28,183	11,610
Operating lease liabilities, current	19,685	12,761
Finance lease liabilities, current	35,307	34,959
Current portion of long-term debt, net	—	322,500
Payables to affiliated companies	377	761

Total current liabilities	1,103,620	1,198,626

Long-term debt, net	7,472,620	8,090,008
Other long-term liabilities	322,591	33,712
Deferred tax liabilities, net	34,959	39,677
Operating lease liabilities, non-current	53,858	55,832
Finance lease liabilities, non-current	187,474	198,291

Total liabilities	$9,175,122	$9,616,146

Commitments and contingencies (Note 2 1 )

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS
 - continued
(In thousands, except share and per share data)

	December 31,
	2023	2022
Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,404,679,067 and 1,445,052,143 shares issued; 1,311,270,775 and 1,335,307,327 shares outstanding, respectively	$14,047	$14,451
Treasury shares, at cost; 93,408,292 and 109,744,816 shares, respectively	(255,068)	(241,750)
Additional paid-in capital	3,109,212	3,218,895
Accumulated other comprehensive losses	(98,599)	(111,969)
Accumulated losses	(4,056,872)	(3,729,952)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,287,280)	(850,325)
Noncontrolling interests	447,230	535,963

Total deficit	(840,050)	(314,362)

Total liabilities and deficit	$8,335,072	$9,301,784

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended December 31,
	2023	2022	2021
Operating revenues:
Casino	$3,077,312	$1,076,398	$1,676,263
Rooms	338,224	116,552	157,501
Food and beverage	208,885	85,518	97,665
Entertainment, retail and other	150,826	71,509	80,927

Total operating revenues	3,775,247	1,349,977	2,012,356

Operating costs and expenses:
Casino	(2,034,848)	(912,839)	(1,320,882)
Rooms	(87,637)	(46,199)	(49,895)
Food and beverage	(163,492)	(82,000)	(91,533)
Entertainment, retail and other	(76,704)	(22,419)	(29,463)
General and administrative	(488,127)	(423,225)	(426,407)
Payments to the Philippine Parties	(42,451)	(28,894)	(26,371)
Pre-opening costs	(43,994)	(15,585)	(4,157)
Development costs	(1,202)	—	(30,677)
Amortization of gaming subconcession	—	(32,785)	(57,276)
Amortization of land use rights	(22,670)	(22,662)	(22,832)
Depreciation and amortization	(520,726)	(466,492)	(499,739)
Property charges and other	(228,437)	(39,982)	(30,575)

Total operating costs and expenses	(3,710,288)	(2,093,082)	(2,589,807)

Operating income (loss)	64,959	(743,105)	(577,451)

Non-operating income (expenses):
Interest income	23,305	26,458	6,618
Interest expense, net of amounts capitalized	(492,391)	(376,722)	(350,544)
Other financing costs	(4,372)	(6,396)	(11,033)
Foreign exchange gains, net	2,232	3,904	4,566
Other income, net	2,748	3,930	3,082
Gain (loss) on extinguishment of debt	1,611	—	(28,817)

Total non-operating expenses, net	(466,867)	(348,826)	(376,128)

Loss before income tax	(401,908)	(1,091,931)	(953,579)
Income tax expense	(13,422)	(5,236)	(2,885)

Net loss	(415,330)	(1,097,167)	(956,464)
Net loss attributable to noncontrolling interests	88,410	166,641	144,713

Net loss attributable to Melco Resorts & Entertainment Limited	$(326,920)	$(930,526)	$(811,751)

Net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.249)	$(0.669)	$(0.566)

Diluted	$(0.249)	$(0.669)	$(0.566)

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
 - continued
(In thousands, except share and per share data)

	Year Ended December 31,
	2023	2022	2021

Weighted average shares outstanding used in net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,314,605,173	1,391,154,836	1,434,087,641

Diluted	1,314,605,173	1,391,154,836	1,434,087,641

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,
	2023	2022	2021

Net loss	$(415,330)	$(1,097,167)	$(956,464)
Other comprehensive income (loss):
Foreign currency translation adjustments	13,310	(41,082)	(78,992)

Other comprehensive income (loss)	13,310	(41,082)	(78,992)

Total comprehensive loss	(402,020)	(1,138,249)	(1,035,456)
Comprehensive loss attributable to noncontrolling interests	88,470	171,762	159,029

Comprehensive loss attributable to Melco Resorts & Entertainment Limited	$(313,550)	$(966,487)	$(876,427)

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF (DEFICIT) EQUITY
(In thousands, except share and per share data)

	Melco Resorts & Entertainment Limited Shareholders’ (Deficit) Equity
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Losses	Noncontrolling Interests	Total (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2021	1,456,547,942	$14,565	(25,582,630)	$(121,028)	$3,207,312	$(11,332)	$(1,987,396)	$735,950	$1,838,071
Net loss	—	—	—	—	—	—	(811,751)	(144,713)	(956,464)
Foreign currency translation adjustments	—	—	—	—	—	(64,676)	—	(14,316)	(78,992)
Share-based compensation	—	—	—	—	71,894	—	—	14	71,908
Shares repurchased by the Company	—	—	(16,116,135)	(52,026)	—	—	—	—	(52,026)
Issuance of shares for restricted shares vested	—	—	6,042,543	28,516	(28,749)	—	—	—	(233)
Exercise of share options	—	—	2,478,594	11,682	(5,314)	—	—	—	6,368
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(6,951)	—	—	(1,567)	(8,518)
Restricted shares granted to employees of an affiliated company	—	—	—	—	408	—	(408)	—	—
Dividends declared to noncontrolling interests	—	—	—	—	—	—	—	(229)	(229)

Balance at December 31, 2021	1,456,547,942	14,565	(33,177,628)	(132,856)	3,238,600	(76,008)	(2,799,555)	575,139	819,885
Net loss	—	—	—	—	—	—	(930,526)	(166,641)	(1,097,167)
Foreign currency translation adjustments	—	—	—	—	—	(35,961)	—	(5,121)	(41,082)
Share-based compensation	—	—	—	—	62,831	—	—	10	62,841
Shares repurchased by the Company	—	—	(102,783,027)	(189,161)	—	—	—	—	(189,161)
Retirement of repurchased shares	(11,495,799)	(114)	11,495,799	21,971	(21,857)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	14,720,040	58,296	(58,756)	—	—	—	(460)
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(2,952)	—	—	(358)	(3,310)
Changes in shareholdings of Studio City International	—	—	—	—	879	—	—	133,224	134,103
Restricted shares granted to employees of an affiliated company, net of adjustment	—	—	—	—	(129)	—	129	—	—
Reimbursement from an affiliated company for restricted shares granted to its employees	—	—	—	—	279	—	—	—	279
Dividends declared to noncontrolling interests	—	—	—	—	—	—	—	(290)	(290)

Balance at December 31, 2022	1,445,052,143	14,451	(109,744,816)	(241,750)	3,218,895	(111,969)	(3,729,952)	535,963	(314,362)
Net loss	—	—	—	—	—	—	(326,920)	(88,410)	(415,330)
Foreign currency translation adjustments	—	—	—	—	—	13,370	—	(60)	13,310
Share-based compensation	—	—	—	—	48,336	—	—	4	48,340
Shares repurchased by the Company	—	—	(40,373,076)	(169,836)	—	—	—	—	(169,836)
Retirement of repurchased shares	(40,373,076)	(404)	40,373,076	108,375	(107,971)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	16,254,282	47,903	(49,452)	—	—	—	(1,549)
Exercise of share options	—	—	82,242	240	(14)	—	—	—	226
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(582)	—	—	(90)	(672)
Dividends declared to noncontrolling interests	—	—	—	—	—	—	—	(177)	(177)

Balance at December 31, 2023	1,404,679,067	$14,047	(93,408,292)	$(255,068)	$3,109,212	$(98,599)	$(4,056,872)	$447,230	$(840,050)

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2023	2022	2021

Cash flows from operating activities:
Net loss	$(415,330)	$(1,097,167)	$(956,464)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	543,396	521,939	579,847
Amortization of deferred financing costs and original issue premiums	19,461	17,056	16,276
(Payment for) interest accretion on finance lease liabilities	(12,825)	(16,843)	17,218
Interest accretion on financial liabilities	4,692	—	—
Net loss on disposal of property and equipment	443	476	807
Impairment of long-lived assets	207,608	3,595	3,643
Impairment of assets held for sale	—	6,794	—
Net (gain) loss on disposal of assets held for sale	(4,468)	477	—
(Reversal of) provision for credit losses	(3,351)	(433)	6,450
Provision for input value-added tax	6,665	5,714	3,023
(Gain) loss on extinguishment of debt	(1,611)	—	28,817
Share-based compensation	35,473	71,809	67,957
Changes in operating assets and liabilities:
Accounts receivable	(31,526)	(396)	67,571
Inventories, prepaid expenses and other	20,176	4,187	16,134
Long-term prepayments, deposits and other	16,573	(16,405)	61,952
Accounts payable, accrued expenses and other	212,377	(121,288)	(178,853)
Other long-term liabilities	24,937	1,051	(3,152)

Net cash provided by (used in) operating activities	622,690	(619,434)	(268,774)

Cash flows from investing activities:
Payments for capitalized construction costs	(132,923)	(479,883)	(532,660)
Acquisition of property and equipment	(124,101)	(129,731)	(139,155)
Acquisition of intangible and other assets	(6,864)	(12,478)	(7,579)
Proceeds from sale of property and equipment	530	423	4,843
Proceeds from sale of assets held for sale	14,845	15,562	—
Proceeds from loan repayment from an affiliated company	200,000	—	—
Payment of loan to an affiliated company	—	(200,000)	—
Placement of bank deposits with original maturities over three months	—	—	(298,666)
Withdrawals of bank deposits with original maturities over three months	—	—	298,666

Net cash used in investing activities	$(48,513)	$(806,107)	$(674,551)

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
 - continued
(In thousands)

	Year Ended December 31,
	2023	2022	2021
Cash flows from financing activities:
Repayments of long-term debt	$(2,201,562)	$—	$(502,831)
Repurchase of shares	(169,836)	(189,161)	(52,026)
Payments of C oncession and license liabilities	(7,981)	—	—
Purchase of shares of a subsidiary	(671)	(3,310)	(8,518)
Payments of financing costs	(530)	(7,990)	(37,396)
Dividends paid	(314)	(196)	—
Proceeds from exercise of share options	226	—	7,101
Proceeds from long-term debt	1,251,544	1,849,839	1,416,012
Net proceeds from (payments for) issuance of shares of subsidiaries	—	134,103	(445)
Principal payments on finance lease liabilities	—	—	(152)

Net cash (used in) provided by financing activities	(1,129,124)	1,783,285	821,745

Effect of exchange rate on cash, cash equivalents and restricted cash	2,326	(22,602)	19,359

(Decrease) increase in cash, cash equivalents and restricted cash, including those classified within assets held for sale	(552,621)	335,142	(102,221)
Cash, cash equivalents and restricted cash at beginning of year	1,988,457	1,653,315	1,755,770

Cash, cash equivalents and restricted cash at end of year, including those classified within assets held for sale	1,435,836	1,988,457	1,653,549
Less: cash and cash equivalents classified within assets held for sale	—	—	(234)

Cash, cash equivalents and restricted cash at end of year	$1,435,836	$1,988,457	$1,653,315

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(490,910)	$(350,737)	$(310,319)
Cash paid for income taxes, net of refunds	$(1,001)	$(2,989)	$(4,524)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(17,135)	$(15,393)	$(23,398)
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modification	$22,365	$9,425	$8,849
Change in right-of-use assets held under finance lease and finance lease liabilities arising from lease modification	$—	$106,407	$—
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$28,543	$32,042	$29,251
Change in input value-added tax related to acquisition of property and equipment	$—	$—	$8,276
Change in accrued expenses and other current liabilities and other long-term liabilities related to construction costs	$4,429	$107,158	$145,284
Change in accrued expenses and other current liabilities related to acquisition of intangible assets	$6,280	$—	$—
Change in other current and other long-term liabilities arising from recognition of intangible assets (Note 7)	$312,647	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information
Melco Resorts & Entertainment Limited (“Melco”) is incorporated in the Cayman Islands and its American depositary shares (“ADSs”) are listed on the Nasdaq Global Select Market under the symbol “MLCO” in the United States of America (the “U.S.”).
Melco together with its subsidiaries (collectively referred to as the “Company”) is a developer, owner and operator of integrated resort facilities in Asia and Europe. In the Macau Special Administrative Region of the People’s Republic of China (“Macau”), the Company operates its gaming business through its subsidiary, Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a holder of a ten-year
concession to operate games of fortune and chance in casinos in Macau which commenced on January 1, 2023 and ends on December 31, 2032 (the “Concession”) and a holder of a previous gaming subconcession contract to operate gaming business in Macau which expired on December 31, 2022. The Company currently operates Altira Macau, an integrated resort located at Taipa, Macau, City of Dreams, an integrated resort located at Cotai, Macau and Grand Dragon Casino, a casino located at Taipa, Macau. The Company’s business also includes the Mocha Clubs, which comprise the non-casino
based operations of electronic gaming machines in Macau. Melco, through its subsidiaries, including Studio City International Holdings Limited (“Studio City International”), which is majority-owned by Melco and its ADSs are listed on the New York Stock Exchange in the U.S., also operates Studio City, a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a majority-owned subsidiary of Melco operates and manages City of Dreams Manila, an integrated resort in the Entertainment City complex in Manila. In Europe, Melco, through its majority-owned subsidiary, ICR Cyprus Holdings Limited (“ICR Cyprus”) and its subsidiaries (collectively referred to as “ICR Cyprus Group”), operates City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (“Cyprus”), which had a soft opening on June 12, 2023 and a full public opening on July 10, 2023. In addition to City of Dreams Mediterranean, ICR Cyprus Group also operates licensed satellite casinos in Cyprus, and prior to the soft opening of City of Dreams Mediterranean, a licensed temporary casino in Limassol until its closure on June 9, 2023 (collectively, the “Cyprus Operations”).
Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

(b)	Recent Developments Related to Business Operations and COVID-19
The Company completed construction of its Studio City Phase 2 expansion before the extended deadline of June 30, 2023 for the development period under the Studio City land concession. The first stage of Studio City Phase 2 was opened in April 2023 while the second stage was opened in September 2023.
City of Dreams Mediterranean commenced operations before the extended deadline of June 30, 2023 under the terms of the gaming license. Since the opening, City of Dreams Mediterranean has been impacted by, amongst other things, the Israel-Hamas military conflict. This, together with the on-going military conflict between Russia and Ukraine and restrictions on the ability to accept certain customers from Russia, continues to have a negative impact on the Company’s business and may materially and adversely affect the Company’s business in Cyprus.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to Business Operations and COVID-19 - continued

While the Company’s business continues to recover from the impact of, and disruptions caused by,
COVID-19,
the pace of recovery of the Company’s business from COVID-19 could vary materially from current estimates and could materially affect the Company’s business, prospects, financial condition and results of operations.
The Company is currently unable to reasonably estimate the financial impact on its future results of operations, cash flows and financial condition from various disruptions.
As of December 31, 2023, the Company
had
cash and cash equivalents of $1,310,715 and available unused borrowing capacity of $920,710, subject to the satisfaction of certain conditions precedent.
The Company continues to take cash preservation measures such as implementing cost reduction programs to minimize cash outflows for non-essential
items, rationalizing the Company’s capital expenditure programs with deferrals and reductions.
The Company believes it is able to support continuing operations and capital expenditures for at least twelve months after the date that these consolidated financial statements are issued. Accordingly, the accompanying consolidated financial statements are prepared on a going concern basis.

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
Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less. Cash equivalents consist of bank time deposits placed with financial institutions with high-credit ratings and quality.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Restricted Cash
The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current
portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash mainly represents cash deposits in (i) collateral bank accounts for bank guarantees as disclosed in Note 3; and (ii) collateral bank accounts associated with borrowings under the credit facilities as disclosed in Note 1
1
.

(f)	Accounts Receivable and Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is/can be given to gaming promoters. These receivables can be offset against commissions payable and any other value items held by the Company to the respective customers and gaming promoters for which the Company intends to set off when required. As of December 31, 2023 and 2022, a substantial portion of the Company’s markers were due from customers and gaming promoters residing in foreign countries. Business and economic conditions, the legal enforceability of gaming debts, foreign currency control measures or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.
Accounts receivable, including casino, hotel and other receivables, are typically non-interest
bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance for credit losses
is estimated based on specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers, current business and economic conditions, and management’s expectations of future business and economic conditions.
Management believes that as of December 31, 2023 and 2022, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories
Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in,
first-out,
weighted average and specific identification methods.

(h)	Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets represent current assets that are typically used up or expire within the normal operating cycle of the Company. The prepaid expenses as of December 31, 2023 and 2022 were
$67,035 and $77,767, respectively, and the other current assets as of December 31, 2023 and 2022 were $44,653 and $41,643,

respectively.

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
No
impairment on assets held for sale was recognized during the years ended December 31, 2023 and 2021. During the year ended December 31, 2022, an impairment of assets held for sale of
$6,794
,
which related to a significant decrease in the market value of a piece of freehold land in Japan as described in Note 5, was recognized and included in property charges and other in the accompanying consolidated statements of operations. The fair value of the freehold land was calculated by using level 3 inputs based on the market approach.

(j)	Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization, and accumulated impairment, if any. Gains or losses on dispositions of property and equipment are included in the accompanying consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.
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
Depreciation and amortization expense related to capitalized construction costs and other property and eq ui
pment is recognized from the time each asset is placed in service. This may occur at different stages as integrated resort facilities are completed and opened.
Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Freehold land	Not depreciated
Buildings	4 to 40 years
Transportation	5 to 10 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 15 years
Plant and gaming machinery	3 to 5 years
During the years ended December 31, 2023, 2022 and 2021, impairments of property and equipment of $110,033, $3,595 and $3,643, being part of the impairment of long-lived assets as described in Note 2(m), were recognized, respectively, and included in property charges and other in the accompanying consolidated statements of operations.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Capitalized Interest
Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activity is substantially suspended. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expense incurred amounted to
$518,255, $440,654 and $380,904, of which $25,864, $63,932 and $30,360 were capitalized during the years ended December 31, 2023, 2022 and 2021, respectively.

(l)	Goodwill and Intangible Assets
Goodwill represents the excess of the acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable.
Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are stated at cost, net of accumulated amortization, and accumulated impairment, if any. The Company’s finite-lived intangible assets consist of the previous gaming subconcession for the period up to its expiry on December 31, 2022, the Concession, the Cyprus License (as defined in Note 7), internal-use
software and proprietary rights. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives on a straight-line basis. The Company’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate the carrying value of the intangible assets may not be recoverable.
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
When performing the impairment analysis for goodwill and intangible assets with indefinite lives, the Company will first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative factors indicate that the carrying amount of the reporting unit is more likely than not to exceed the fair value, then a quantitative impairment test is performed. To perform a quantitative impairment test of intangible assets with indefinite lives, the Company performs an assessment that consists of a comparison of the fair values of the intangible assets with indefinite lives with their carrying amounts. An impairment is recognized in an amount equal to the excess of the carrying amounts over the fair values of the intangible assets with indefinite lives. To perform a quantitative impairment test of goodwill, the Company performs an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. The fair value of the reporting unit is determined using income valuation approaches through the application of the discounted cash flow method. Estimating fair value of the reporting unit involves significant

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Goodwill and Intangible Assets - continued

assumptions, including future revenue growth rates, future market conditions, gross margin, discount rate and terminal growth rate. If the carrying value of the reporting unit exceeds its fair value, an impairment is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit.
No
impairment on goodwill and intangible assets with indefinite lives was recognized during the years ended December 31, 2023, 2022 and 2021. During the year ended December 31, 2023, an intangible asset with finite lives for Altira Macau was fully impaired, being part of the impairment of long-lived assets as described in Note 2(m). No impairment on intangible assets with finite lives was recognized during the years ended December 31, 2022 and 2021.

( m )	Impairment of Long-lived Assets (Other Than Goodwill)
The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates, future market conditions and gross margin. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model involving significant assumptions, such as discount rates. If an asset is still under development, future cash flows include remaining construction costs.
During the year ended December 31, 2023, with the market value of Altira Macau significantly decreased as a result of a change in its forecasted performance given the latest market conditions and lingering disruptions to the business caused by COVID-19 and the Company’s earlier cessation of arrangements with gaming promoters in Macau, the Company recognized an impairment of long-lived assets in relation to Altira Macau of

$207,608

which was recognized and included in property charges and other in the accompanying consolidated statements of operations. Such amount included the impairment of Altira Macau’s property and equipment of
$110,033
, and the full impairment of the finite-lived intangible assets, land use rights and operating lease right-of-use assets
for Altira Macau of

$30,435
,
$65,172

and
$
1,968
, respectively. The fair values of the long-lived assets of Altira Macau were estimated by using level 3 inputs based on a combination of income and cost approaches.

During the year ended December 31, 2022, an impairment of long-lived assets of
$
3,595
represents
the impairment of property and equipment which related to a significant decrease in the market value of an aircraft as described in Note 5 was recognized and included in property charges and other in the accompanying consolidated statements of operations. The fair value of the aircraft was estimated by using level 2 inputs based on a buyer indicative purchase price. During the year ended December 31, 2021, an impairment of long-lived assets of
$
3,643
represents impairment of property and equipment, mainly due to reconfigurations and renovations at the Company’s operating properties, and of which
$
1,147
related to a significant decrease in the market value of a piece of freehold land as described in Note 5 was recognized and included in property charges and other in the accompanying consolidated statements of operations. The fair value of the freehold land was calculated by using level 3 inputs based on the market approach.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Deferred Financing Costs
Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets, either current or non-current,
in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

(o)	Land Use Rights
Land use rights represent the upfront land premiums paid for the use of land held under operating leases, which are stated at cost, net of accumulated amortization, and accumulated impairment, if any. Amortization is provided over the estimated term of the land use rights of
40
years on a
straight-line basis
.

During the year ended December 31, 2023, land use right for Altira Macau was fully impaired, being part of the impairment of long-lived assets as described in Note 2(m). No impairment on land use rights was recognized during the years ended December 31, 2022 and 2021.

(p)	Leases
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
During the year ended December 31, 2023, operating lease right-of-use assets for Altira Macau was fully impaired, being part of the impairment of long-lived assets as described in Note 2(m). No impairment on operating lease right-of-use assets was recognized during the years ended December 31, 2022 and 2021.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition
The Company’s revenues from contracts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.
Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. The Company accounts for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers and gaming promoters, cash discounts and other cash incentives earned by customers are recorded as reductions of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for incentives or points earned under the Company’s non-discretionary
incentive programs (including loyalty programs).
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
The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of two of its externally managed hotels and Grand Dragon Casino and concluded that it is the controlling entity and is the principal to these arrangements. For the operations of these two externally managed hotels, as the Company is the owner of the hotel properties, the hotel managers operate the respective hotels under management agreements providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel businesses. The Company is the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Grand Dragon Casino, given the Company operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with the Concession or its previous gaming subconcession, it is the principal and casino revenue is, therefore, recognized on a gross basis.

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
The Company primarily has three types of liabilities related to contracts with customers: (1) outstanding gaming chips, which represent the amounts owed in exchange for gaming chips held by customers and gaming promoters, (2) loyalty program liabilities, which represent the deferred allocation of revenues relating to incentives earned from the Loyalty Programs, and (3) advance deposits and ticket sales, which represent casino front money deposits that are funds deposited by customers and gaming promoters before gaming play occurs and advance payments on goods and services yet to be provided such as advance ticket sales and deposits on rooms and convention space. These liabilities are generally expected to be recognized as revenues within one year of being purchased, earned or deposited and are recorded as accrued expenses and other current liabilities in the accompanying consolidated balance sheets. Decreases in these balances generally represent the recognition of revenues and increases in the balances represent additional chips held by customers and gaming promoters, increases in unredeemed incentives relating to the Loyalty Programs and additional deposits made by customers and gaming promoters.
The following table summarizes the activities related to contract and contract-related liabilities:

	Outstanding gaming chips		Loyalty program liabilities		Advance deposits and ticket sales
	2023	2022	2023	2022	2023	2022

Balance at January 1	$37,354	$72,147	$15,568	$24,350	$278,591	$309,718
Balance at December 31	83,012	37,354	36,000	15,568	250,955	278,591

Increase (Decrease)	$45,658	$(34,793)	$20,432	$(8,782)	$(27,636)	$(31,127)

(r)	Gaming Taxes and License Fees
The Company is subject to taxes and license fees based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes and license fees (including the Cyprus License Fee (as defined in Note 7) prior to the fulfillment of the Cyprus License Requirement (as defined in Note 7)), totaled $1,489,755, $489,730 and $842,722

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Gaming Taxes and License Fees - continued

for the years ended December 31, 2023, 2022 and 2021, respectively, are mainly recognized as casino expense in the accompanying consolidated statements of operations.

(s)	Pre-opening Costs
Pre-opening
costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations and are expensed as incurred. During the years ended December 31, 2023, 2022 and 2021, the Company incurred pre-opening
costs primarily in connection with the development of Studio City Phase 2 and City of Dreams Medite rra
nean. The Company also incurs
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
$100,245, $29,421 and $39,811
for the years ended December 31, 2023, 2022 and 2021, respectively.

(v)	Interest Income
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
The functional currency of Melco is the U.S. dollar (“$” or “US$”) and the functional currency of most of Melco’s foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive income (loss).

(x)	Comprehensive Loss and Accumulated Other Comprehensive Losses
Comprehensive loss includes net loss and other
non-shareholder
changes in equity, or other comprehensive income (loss) and is reported in the accompanying consolidated statements of comprehensive loss.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x)	Comprehensive Loss and Accumulated Other Comprehensive Losses - continued

As of December 31, 2023 and 2022, the Company’s accumulated other comprehensive losses consisted solely of foreign currency translation adjustments, net of tax and noncontrolling interests.

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
Further information on the Company’s share-based compensation arrangements is included in Note 16.

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
The Company’s income tax returns are subject to examination by tax authorit ies
in the jurisdictions where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step
approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position, based on the technical merits of the position, will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

(aa)	Net Loss Attributable to Melco Resorts & Entertainment Limited Per Share
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

(aa)	Net Loss Attributable to Melco Resorts & Entertainment Limited Per Share - continued

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net loss attributable to Melco Resorts & Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2023	2022	2021
Weighted average number of ordinary shares outstanding used in the calculation of basic net loss attributable to Melco Resorts & Entertainment Limited per share	1,314,605,173	1,391,154,836	1,434,087,641

Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	—	—	—

Weighted average number of ordinary shares outstanding used in the calculation of diluted net loss attributable to Melco Resorts & Entertainment Limited per share	1,314,605,173	1,391,154,836	1,434,087,641

Anti-dilutive share options and restricted shares excluded from the calculation of diluted net loss attributable to Melco Resorts & Entertainment Limited per share	26,921,336	44,366,752	46,532,956

(ab)	Recent Changes in Accounting Standards
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

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2023	2022
Cash	$934,224	$1,179,491
Cash equivalents	376,491	633,238

Total cash and cash equivalents	1,310,715	1,812,729
Current portion of restricted cash (1)	27	50,992
Non-current portion of restricted cash (2)	125,094	124,736

Total cash, cash equivalents and restricted cash	$1,435,836	$1,988,457

(1)	As of December 31, 2023 and 2022, the current portion of restricted cash included bank time deposits of nil and $50,971, respectively.
On September 20, 2022, Melco Resorts Macau provided a bank guarantee in an amount of
Macau Patacas (“MOP”)
820,000 (equivalent to $101,942) to the Macau government to guarantee the satisfaction of any labor liabilities upon expiry of the previous gaming
subconcession. As stipulated in the bank guarantee contract, MOP410,000 (equivalent to $50,971) was required to be held in a cash deposit account as collateral to secure the bank guarantee. In January 2023, such bank guarantee and the cash deposited in the collateral bank account were released. The cash of MOP410,000 (equivalent to $50,971) deposited in the collateral account was included in the current portion of restricted cash in the accompanying consolidated balance sheets as of December 31, 2022.

(2)	As of December 31, 2023 and 2022, the non-current portion of restricted cash included bank time deposits of $124,556 and $124,592, respectively.
On December 9, 2022, as required by the Concession, Melco Resorts Macau provided a bank guarantee in favor of the Macau government of MOP1,000,000 (equivalent to $124,319) to secure the fulfillment of performance of certain of its legal and contractual obligations, including labor obligations. As stipulated in the bank guarantee contract, the amount of
MOP1,000,000 (equivalent to $124,319), or an equivalent amount in other currencies, is required to be held in a cash deposit account as collateral in order to secure the bank guarantee. The bank guarantee will remain in effect until 180 days after the earlier of the expiration
or
termination of the Concession. As of December 31, 2023 and 2022, the cash of Hong Kong dollars (“HK$”) 970,874 (equivalent to MOP1,000,000) held in the collateral bank account was translated to $124,284 and $124,319
, respectively,

and included in the
non-current
portion of restricted cash in the accompanying consolidated balance sheets
.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

4.	ACCOUNTS RECEIVABLE, NET
Components of accounts receivable, net are as follows:

	December 31,
	2023	2022
Casino	$242,312	$271,653
Hotel	4,658	1,365
Other	908	218

Sub-total	247,878	273,236
Less: allowances for credit losses (1)	(156,240)	(217,244)

	91,638	55,992
Non-current portion	—	—

Current portion	$91,638	$55,992

(1)
As of

December 31, 2023 and 2022, the allowances for credit losses of $2,377 and $14,966 as a reduction of the long-term casino accounts receivable, are recorded and included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

The Company’s allowances for casino credit losses were 64.4% and 80.0% of gross casino accounts receivable
as of December 31, 2023 and 2022, respectively. The Company’s allowances for credit losses from its hotel and other receivables are not material.
Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2023	2022	2021

Balance at beginning of year	$217,244	$268,413	$333,792
(Reversal of) provision for credit losses	(3,869)	(892)	6,426
Write-offs, net of recoveries	(56,805)	(49,608)	(69,712)
Effect of exchange rate	(330)	(669)	(2,093)

Balance at end of year	$156,240	$217,244	$268,413

5.	ASSETS HELD FOR SALE
In September 2021, the Company announced the discontinuance of its pursuit of a Yokohama integrated resort development in Japan. In December 2021, an external advisor was engaged to locate potential buyers and prepare marketing materials for the disposal of the Company’s assets in Japan, including a ski resort in Nagano, Japan operated by Kabushiki Kaisha Okushiga Kogen Resort (the “Japan Ski Resort”) and a parcel of freehold land together with the accompanying building structures in Hakone, Japan (the “Hakone Assets”). After considering the relevant facts, the Company concluded the assets and liabilities of the Japan Ski Resort and the Hakone Assets met the criteria for classification as held for sale as of December 31, 2021 which were reported under the Corporate and Other segment.
On December 8, 2022, the Company entered into an agreement with an independent third party (the “Buyer”) to dispose of its entire interest in the Japan Ski Resort with net liabilities of
$13,663
(including a loan payable to the Company of Japanese Yen (“JPY”) 2,215,180 (equivalent to $16,876)) for a consideration of JPY0.001; and to transfer the loan receivable from the Japan Ski Resort as mentioned

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

5.	ASSETS HELD FOR SALE - continued

above of JPY
2,215,180
(equivalent to $
16,876)
to the Buyer for a consideration of JPY
0.001
. The disposal was completed on December
30
,
2022
and the Company recorded a loss on disposal of assets held for sale of $
3,106
which is included in property charges and other in the accompanying consolidated statements of operations during the year ended December
31
,
2022
.
As of December 31, 2022 and 2021, the Hakone Assets classified as assets held for sale were comprised of property and equipment, with aggregate
carrying values of $8,503 and $17,705, respectively. Due to a significant decrease in the market value of the freehold land included in the Hakone Assets as of December 31, 2022 and 2021, an impairment of
assets held for sale of $6,794 and an impairment
of
property and equipment of $1,147
were
provided and included in property charges and other in the accompanying consolidated statements of operations during the years ended December 31, 2022 and 2021, respectively. The fair value of the freehold land was calculated by using level 3 inputs based on the market approach.
On July 12, 2023, the Company completed the disposal of the Hakone Assets, with aggregate carrying values of
$7,924,
 to an independent third party at a consideration of JPY
2,144,000 (equivalent to $15,222).
A gain on disposal of assets held for sale, net of the foreign currency translations of certain entities incorporated in Japan being considered as a substantial liquidation, of
$4,468
was recorded and included in property charges and other in the accompanying consolidated statements of operations during the year ended December 31, 2023.
In June and August 2022, the Company signed two sale and purchase agreements with respective buyers to sell two aircraft (the “Aircraft”) with an aggregate selling price of
$
15,800
.
 After
considering the relevant facts, the Company concluded the Aircraft met the criteria for classification as assets held for sale which were reported under the Corporate and Other segment. Due to a decrease in the market value, an impairment of property and equipment of
$
3,595
was
provided for one of the Aircraft. Upon completion of the disposals of the Aircraft in September 2022, the Company recorded a gain on disposal of assets held for sale of
$
2,629
on
the Aircraft. The impairment and gain on disposal of assets held for sale were both included in property charges and other in the accompanying consolidated statements of operations for the year ended December 31, 2022.

6.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022

Buildings	$7,621,676	$6,186,373
Furniture, fixtures and equipment	1,187,064	1,112,670
Leasehold improvements	1,094,238	1,080,737
Plant and gaming machinery	259,815	246,255
Transportation	192,151	190,843
Construction in progress	1,491	1,464,866
Freehold land	58,467	56,533

Sub-total	10,414,902	10,338,277
Less: accumulated depreciation and amortization	(4,880,908)	(4,467,372)

Property and equipment, net	$5,533,994	$5,870,905

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

6.	PROPERTY AND EQUIPMENT, NET - continued

The depreciation and amortization expenses of property and equipment recognized for the years ended December 31, 2023, 2022 and 2021 were $482,574, $454,194 and $487,130, respectively.
The cost and accumulated amortization of
right-of-use
assets held under finance lease arrangements were $147,072 and $101,589 as of December 31, 2023 and $145,660 and $95,310
as of December 31, 2022, respectively. Further information on the lease arrangements is included in Note 12.
In accordance with the Macau gaming law, the Reversion Assets (as defined in Note 7) that reverted to the Macau government at the expiration of the previous gaming subconcession are currently owned by the Macau government. Effective as of January 1, 2023, the Reversion Assets were transferred by the Macau government to Melco Resorts Macau for the duration of the Concession, in return for annual payments for the right to use and operate the Reversion Assets as part of the Concession, as disclosed in Note 7. As Melco Resorts Macau continues to be operated with the Reversion Assets in the same manner as under the previous gaming subconcession, obtains substantially all of the economic benefits and bears all of the risks arising from the operation of these assets, as well as assuming it will be successful in the awarding of a new concession upon expiry of the Concession, the Company continues to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.
The Reversion Assets that reverted to the Macau government on December 31, 2022, and included in the above table, consisted of the following:

Buildings	$349,129
Furniture, fixtures and equipment	39,008
Plant and gaming machinery	109,901

498,038
Less: accumulated depreciation	(276,581)

$221,457

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET

(a)	Goodwill
The changes in the carrying amounts of goodwill by segment are as follows:

Mocha and Other (1)
Balance at January 1, 2021	$82,203
Foreign currency translations	(482)

Balance at December 31, 2021	81,721
Foreign currency translations	(115)

Balance at December 31, 2022	81,606
Foreign currency translations	(24)

Balance at December 31, 2023	$81,582

(1)
The amount represents goodwill which arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Company in
2006
. As of December 31, 2023, the gross amount of goodwill and accumulated impairment were $81,582 and nil, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

(b)	Intangible Assets, Net
Intangible assets, net consisted of the following:

	December 31,
	2023	2022
Indefinite-lived intangible assets:

Trademarks of Mocha Clubs	$4,203	$4,204

Total indefinite-lived intangible assets	4,203	4,204

Finite-lived intangible assets:
Concession	209,934	—
Less: accumulated amortization	(24,037)	—

	185,897	—

Cyprus License	75,307	—
Less: accumulated amortization	(1,595)	—

	73,712	—

Gaming subconcession	—	902,441
Less: accumulated amortization	—	(902,441)

	—	—

Internal-use software	72,556	59,434
Less: accumulated amortization	(39,876)	(29,383)

	32,680	30,051

Proprietary rights	11,922	11,926
Less: accumulated amortization	(3,762)	(2,571)

	8,160	9,355

Total finite-lived intangible assets	300,449	39,406

Total intangible assets, net	$304,652	$43,610

Trademarks of Mocha Clubs
Trademarks arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Company in 2006. The changes in carrying amounts of trademarks represented the exchange differences arising from foreign currency translations at the balance sheet date.
Proprietary rights
In

November 2020
, the Company completed an asset acquisition of the proprietary rights relating to an entertainment show in City of Dreams for a cash consideration of $
12,000
. The estimated useful life of the proprietary rights is
10
years.
As of December 31, 2023 and 2022, the carrying amount of the proprietary rights included the exchange differences arising from foreign currency translations at the balance sheet date.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

(b)	Intangible Assets, Net - continued

Conces
si
on
On December 16, 2022, the Macau government awarded the Concession to Melco Resorts Macau. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032 and Melco Resorts Macau is authorized to operate the Altira Casino, the City of Dreams Casino and the Studio City Casino as well as the Grand Dragon Casino and the Mocha Clubs. Under the Concession, Melco Resorts Macau is obligated to pay the Macau government a fixed annual premium of MOP30,000 (equivalent to $3,729) plus a variable annual premium calculated in accordance with the number and type of gaming tables (subject to a minimum of 500 tables) and electronic gaming machines (subject to a minimum of 1,000 machines) operated by Melco Resorts Macau. The variable annual premium is MOP300

(equivalent to $37) for each gaming table reserved exclusively to certain kinds of games or players, MOP150 (equivalent to $19) for each gaming table not so exclusively reserved and MOP1 (equivalent to $0.1) for each electronic gaming machine.
On December 30, 2022, in accordance with the obligations under the letters of undertakings dated June 23, 2022, Melco Resorts Macau and certain subsidiaries of Melco, which hold the land lease rights for the properties on which the Altira Casino, City of Dreams Casino and Studio City Casino are located, executed a public deed pursuant to which the gaming and gaming support areas comprising the Altira Casino, City of Dreams Casino and Studio City Casino with an area of 17,128.8 square meters, 31,227.3 square meters and 28,784.3 square meters, respectively, and related gaming equipment and utensils (collectively referred to as
the “Reversion Assets”), reverted to the Macau government, without compensation and free and clear from any charges or encumbrances, at the expiration of the previous gaming subconcession in accordance with the Macau gaming law. The Reversion Assets that reverted to the Macau government at the expiration of the previous gaming subconcession are currently owned by the Macau government. Under the terms of the Macau gaming law and the Concession, effective as of January 1, 2023, the Reversion Assets were transferred by the Macau government to Melco Resorts Macau for use in its operations during the Concession for a fee of MOP
0.75 (equivalent to $0.09) per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession and such fee will increase to MOP2.5 (equivalent to $0.3) per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession (the “Fee”).
On January 1, 2023, the Company recognized an intangible asset and financial liability of MOP1,934,035 (equivalent to $239,588), representing the right to use and operate the Reversion Assets, the right to conduct games of fortunes and chance in Macau and the unconditional obligation to make payments under the Concession. This intangible asset comprises the contractually obligated annual payments of fixed premium and variable premiums, as well as the Fee without considering the consumer price index under the Concession. The contractually obligated annual variable premium payments associated with the intangible asset were determined using the total number of gaming tables and the total number of electronic gaming machines that Melco Resorts Macau is currently approved to operate by the Macau government. In the accompanying consolidated balance sheet, the non-current portion of the financial liability of the Concession is included in other long-term liabilities and the current portion is included in accrued expenses and other current liabilities. The intangible asset is being amortized on a straight-line basis over the period of the Concession, being
10 years.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

(b)	Intangible Assets, Net - continued

Cyprus License
On June 26, 2017, the Cyprus government granted a gaming license (the “Cyprus License”) to a subsidiary of ICR Cyprus (the “Cyprus Subsidiary”) to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and, up until completion and opening of
City of Dreams Mediterranean
, a temporary casino facility) and up to four satellite casino premises in Cyprus for a term of 30 years, the first 15 years of which are exclusive. Pursuant to the Cyprus License agreement, the Cyprus Subsidiary is obligated to pay the Cyprus government an annual license fee for the integrated casino resort (and prior to opening of
City of Dreams Mediterranean
, the temporary casino) and any operating satellite casinos (the “Cyprus License Fee”). The annual license fee for the integrated casino resort
is EUR2,500 (equivalent to $2,767) for the first four

years, and EUR5,000 (equivalent to $5,535) for the next four years. Upon the completion of the first
eight years and thereafter every four years during the term of the Cyprus License, the Cyprus government may review the annual license fee, with minimum of EUR5,000 (equivalent to $5,535) per year and any increase in the annual license fee may not exceed 20% of the annual license fee paid annually during the previous four-year period. The Cyprus License required
City of Dreams Mediterranean
to open by the extended deadline of June 30, 2023 as approved by the Cyprus government (the “Cyprus License Requirement”), failing which the Cyprus government would have been entitled to terminate the Cyprus License.
On June 28, 2023, upon fulfillment of the Cyprus License Requirement, to better reflect the future economic benefits arising from the Cyprus License, the Company recognized an intangible asset of EUR68,031 (equivalent to $73,928) and financial liability of EUR67,231 (equivalent to $73,059), representing the right under the Cyprus License and the unconditional obligation to pay i) a minimum annual license fee for City of Dreams Mediterranean of EUR5,000 (equivalent to $5,535) per year; and ii) an aggregate annual license fee for three operating satellite casinos of EUR2,000 (equivalent to $2,214), during the term of the Cyprus License from June 28, 2023. In the accompanying consolidated balance sheet, the non-current portion of the financial liability of the Cyprus License is included in other long-term liabilities and the current portion is included in accrued expenses and other current liabilities. The intangible asset is being amortized on a straight-line basis over the remaining period of the Cyprus License until June 2047.

Prior to the fulfillment of the Cyprus License Requirement, the Cyprus License Fee was expensed as incurred and included in gaming taxes and license fees as disclosed in Note 2(r).
Gaming subconcession
The deemed cost of the previous gaming subconcession in Macau was capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Resorts Macau in 2006, and amortized on a straight-line basis over the term of the agreement, which expired on June 26, 2022. Melco Resorts Macau paid a premium of MOP47,000 (equivalent to $5,815) to the Macau government in June 2022 for the extension of the gaming subconcession contract to December 31, 2022 and such premium was amortized on a straight-line basis from June 27, 2022 to the extended expiration date on December 31, 2022.
The amortization expenses of finite-lived intangible assets recognized for the years ended December 31, 2023, 2022 and 2021 were $37,216, $44,128 and $68,831, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

(b)	Intangible Assets, Net - continued

As of December 31, 2023, the estimated future amortization expenses of finite-lived intangible assets are as follows:

Year ending December 31,
2024	$32,662
2025	31,609
2026	28,896
2027	27,197
2028	27,197
Over 2028	152,888

$300,449

8.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS
Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2023	2022
Input value-added tax, net	$19,232	$1,019
Other long-term assets	17,983	19,298
Deferred rent assets	17,905	25,904
Deferred financing costs, net	16,183	27,218
Other deposits	11,178	9,971
Long-term prepayments	10,130	31,191
Deposits for acquisition of property and equipment	7,444	19,494
Advance payments for construction costs	265	25,602
Long-term casino accounts receivable , net of allowances for credit losses of $2,377 and $14,966 (1)	—	—

Long-term prepayments, deposits and other assets	$100,320	$159,697

(1)
Long-term casino accounts receivable, net represent receivables from casino customers where settlements are not expected within the next year. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

9.	LAND USE RIGHTS, NET

	December 31,
	2023	2022
Altira Macau	$80,707	$145,922
City of Dreams	397,953	398,068
Studio City	650,906	651,094

	1,129,566	1,195,084
Less: accumulated amortization	(546,784)	(524,212)

Land use rights, net	$582,782	$670,872

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2023	2022
Advance deposits and ticket sales	$250,955	$278,591
Operating expense and other accruals and liabilities	160,169	97,933
Gaming tax and license fee accruals	159,285	48,688
Interest expense payable	114,587	123,032
Staff cost accruals	101,340	96,219
Outstanding gaming chips	83,012	37,354
Property and equipment payables	37,502	35,747
Construction cost payables	36,018	76,173
Loyalty program liabilities	36,000	15,568
Concession and license liabilities (1)	29,448	—
Accrued expenses and other current liabilities	$1,008,316	$809,305

(1)	As of December 31, 2023, the non-current portion of the C oncession and license liabilities of $282,081 is included in other long-term liabilities in the accompanying consolidated balance sheet.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 1 .	LONG-TERM DEBT, NET
Long-term debt, net consisted of the following:

	December 31,
	2023	2022
Senior Notes
2017 4.875% Senior Notes, due 2025 (net of unamortized deferred financing costs and original issue premiums of $5,746 and $9,552, respectively)	$994,254	$990,448
2019 5.250% Senior Notes, due 2026 (net of unamortized deferred financing costs of $2,141 and $2,981, respectively)	497,859	497,019
2019 5.625% Senior Notes, due 2027 (net of unamortized deferred financing costs of $3,358 and $4,178, respectively)	596,642	595,822
2019 5.375% Senior Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $1,634 and $1,845, respectively)	1,148,366	1,148,155
2020 5.750% Senior Notes, due 2028 (net of unamortized deferred financing costs and original issue premiums of $2,317 and $2,743, respectively)	847,683	847,257
2020 6.000% SC Notes, due 2025 (net of unamortized deferred financing costs of $1,320 and $2,692, respectively)	395,680	497,308
2020 6.500% SC Notes, due 2028 (net of unamortized deferred financing costs of $2,970 and $3,598, respectively)	497,030	496,402
2021 5.000% Studio City Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $3,626 and $4,228, respectively)	1,096,374	1,095,772
2022 7.000% Studio City Secured Notes, due 2027 (net of unamortized deferred financing costs of $4,039 and $5,134, respectively)	345,961	344,866
Credit Facilities
2015 Credit Facilities	128	128
2020 Credit Facilities (1)	1,052,515	1,899,203
2016 Studio City Credit Facilities (2)	128	128

	7,472,620	8,412,508
Current portion of long-term debt	—	(322,500)

Long-term debt, net	$7,472,620	$8,090,008

(1)
As of December 31, 2023 and 2022, the unamortized deferred financing costs related to the revolving credit facility of the 2020 Credit Facilities of $15,905 and $26,885 are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheet
s
, respectively.

(2)
As of December 31, 2023 and 2022, the unamortized deferred financing costs related to the 2016 SC Revolving Credit Facility of the 2016 Studio City Credit Facilities of $278 and $333 are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

(a) Senior Notes
2017 4.875% Senior Notes
On June 6, 2017, Melco Resorts Finance Limited (“Melco Resorts Finance”), a subsidiary of Melco, issued $650,000 in aggregate principal amount of 4.875% senior notes due June 6, 2025 at an issue price of 100%

of the principal amount (the “First 2017 4.875% Senior Notes”); and on July 3, 2017, Melco Resorts Finance further issued $
350,000
in aggregate principal amount of 4.875% senior notes due
June 6, 2025
at

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued
2017 4.875% Senior Notes
 - continued

an issue price of
100.75
% of the principal amount (the “Second 2017 4.875% Senior Notes” and together with the First 2017
4.875
% Senior Notes,
collectively referred to as the “2017 4.875% Senior Notes”). The interest on the 2017 4.875% Senior Notes is accrued at a rate of 4.875% per annum, payable semi-annually in arrears on June 6 and December 6 of each year. The 2017 4.875% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the First 2017 4.875% Senior Notes were used to partly fund the redemption of the previous senior notes of Melco Resorts Finance and the net proceeds from the offering of the Second 2017 4.875% Senior Notes were used to fully repay the 2015 Revolving Credit Facility (as defined below).
On
or after June 6, 2020, Melco Resorts Finance has the option to redeem all or a portion of the 2017 4.875% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance has the option to redeem in whole, but not in part the 2017 4.875% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2017 4.875% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2017 4.875% Senior Notes at a fixed redemption price.
The indenture governing the 2017 4.875% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2017 4.875% Senior Notes also contains conditions and events of default customary for such financings.
2019 5.250% Senior Notes
On April 26, 2019, Melco Resorts Finance issued $500,000 in aggregate principal amount of 5.250% senior notes due April 26, 2026 at an issue price of 100% of the principal amount (the “2019 5.250%
Senior Notes”). The interest on the 2019 5.250% Senior Notes is accrued at a rate of 5.250% per annum, payable semi-annually in arrears on April 26 and October 26 of each year. The 2019 5.250% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.250% Senior Notes were used to partially repay the 2015 Revolving Credit Facility.
On
or after April 26, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.250% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture
,

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 1 .	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued
2019 5.250% Senior Notes
 - continued

M
elco
Resorts Finance has the option to redeem in whole, but not in part the 2019 5.250% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.250% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019

5.250
%
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
2019 5.625% Senior Notes
On July 17, 2019, Melco Resorts Finance issued $600,000 in aggregate principal amount of 5.625% senior notes due July 17, 2027 at an issue price of 100% of the principal amount (the “2019 5.625% Senior Notes”). The interest on the 2019 5.625% Senior Notes is accrued at a rate of 5.625% per annum, payable semi-annually in arrears on January 17 and July 17 of each year. The 2019 5.625% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.625% Senior Notes were used to partially repay the 2015 Revolving Credit Facility.
On
or after July 17, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.625% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance has the option to redeem in whole, but not in part the 2019 5.625% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.625% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.625% Senior Notes at a fixed redemption price.
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
(a) Senior Notes
 - continued
2019 5.375% Senior Notes
 - continued

aggregate principal amount of 5.375% senior notes due December 4, 2029 at an issue price of 103.25% of the principal amount (the “Additional 2019 5.375% Senior Notes” and together with the First 2019 5.375% Senior Notes, the “2019 5.375% Senior Notes”). The Additional 2019 5.375% Senior Notes are consolidated and form a single series with the First 2019 5.375% Senior Notes. The interest on the 2019 5.375% Senior Notes is accrued at a rate of 5.375% per annum, payable semi-annually in arrears on June 4 and December 4 of each year. The 2019 5.375% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the First 2019 5.375% Senior Notes were used to repay the outstanding borrowing of the 2015 Revolving Credit Facility in full and to partially prepay the 2015
Term Loan Facility (as defined below). The net proceeds from the offering of the Additional 2019 5.375% Senior Notes were used to fully repay the 2020 Credit Facilities (as defined below) in January 2021.
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
(a) Senior Notes
 - continued
2020 5.750% Senior Notes
 - continued

Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2020 5.750% Senior Notes were partially used to repay the 2020 Credit Facilities and with the remaining amount used for general corporate purposes.
On
or after July 21, 2023, Melco Resorts Finance has the option to redeem all or a portion of the 2020 5.750% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance has the option to redeem in whole, but not in part the 2020 5.750% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2020 5.750% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2020 5.750% Senior Notes at a fixed redemption price.
The indenture governing the 2020 5.750% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2020 5.750% Senior Notes also contains conditions and events of default customary for such financings.
2020 Studio City Notes
On July 15, 2020, Studio City Finance Limited (“Studio City Finance”), a subsidiary of Melco, issued $500,000 in aggregate principal amount of 6.000% senior notes due July 15, 2025 at an issue price of 100% of the principal amount (the “2020 6.000% SC Notes”) and $500,000 in aggregate principal amount of 6.500% senior notes due January 15, 2028 at an issue price of 100% of the principal amount (the “2020
6.500% SC Notes” and together with 2020 6.000% SC Notes, the “2020 Studio City Notes”). The interest on the 2020 6.000% SC Notes and 2020 6.500% SC Notes is accrued at a rate of 6.000% and 6.500% per annum, respectively, payable semi-annually in arrears on January 15 and July 15 of each year and commenced on January 15, 2021. The 2020 Studio City Notes are general obligations of Studio City Finance, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
The net proceeds from the offering of the 2020 Studio City Notes were partially used to redeem in full the previous senior secured notes of Studio City Company Limited (“Studio City Company”), a subsidiary of Melco and with the remaining amount used for the capital expenditures of the remaining development project at Studio City.
All
of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities as defined below) (the “2020 Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee

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
On or after July 15, 2022, Studio City Finance has the option to redeem all or a portion of the 2020 6.000% SC Notes at any time at fixed redemption prices that decline ratably over time. On or after July 15, 2023, Studio City Finance has the option to redeem all or a portion of the 2020 6.500% SC Notes at any time at fixed redemption prices that decline ratably over time.
In addition
, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, Studio City Finance has the option to redeem in whole, but not in part the 2020 Studio City Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, each holder of the 2020 Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2020 Studio City Notes at a fixed redemption price.

On November 9, 2023, Studio City Finance initiated a cash tender offer (the “Tender Offer”) which expired on December 8, 2023, subject to the terms and conditions, to purchase for up to an aggregate principal amount of $
75,000
of the 2020 6.000% SC
Notes. On November 24, 2023, Studio City Finance amended and increased the aggregate principal amount of the Tender Offer of the 2020 6.000% SC Notes from $75,000 to $100,000 (the maximum tender amount), with all other terms and conditions of the Tender Offer remained unchanged as a result of an aggregate principal amount of

$
317,461
of the 2020 6.000%
SC Notes was tendered on the early tender date on November 22, 2023. Studio City Finance accepted for purchase an aggregate principal amount of

$
100,000

of the 2020 6.000% SC Notes that were validly tendered (and not validly withdrawn) pursuant to the Tender Offer, as amended, and settled the purchase on November 28, 2023. In connection with such purchase, the Company recorded a gain on extinguishment of debt of
$
1,495
during the year ended December 31, 2023. As of December 31, 2023, the outstanding principal amount of the 2020 6.000% SC Notes was
$
397,000
.
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
(a) Senior Notes
 - continued
2020 Studio City Notes
 - continued

subject to certain exceptions and conditions. As of December 31, 2023, the net assets of Studio City Finance and its restricted subsidiaries of approximately $740,000 were restricted from being distributed under the terms of the 2020 Studio City Notes.
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
At any time prior to January 15, 2024, Studio City Finance had the options i) to redeem all or a portion of the 2021 5.000% Studio City Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2021 5.000% Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2021 5.000% Studio City Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2021 5.000% Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the

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
There are provisions under the indenture governing the 2021 5.000% Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2023, the net assets of Studio City Finance and its restricted subsidiaries of approximately $740,000 were restricted from being distributed under the terms of the 2021 5.000% Studio City Notes.
2022 7.000% Studio City Secured Notes
On February 16, 2022, Studio City Company issued $350,000 in aggregate principal amount of 7.000% senior secured notes due February 15, 2027 at an issue price of 100% of the principal amount (the “2022 7.000% Studio City Secured Notes”). The interest on the 2022 7.000% Studio City Secured Notes is accrued at a rate of 7.000% per annum, payable semi-annually in arrears on February 15 and August 15 of each year and commenced on August 15, 2022. The 2022 7.000% Studio City Secured Notes are senior secured obligations of Studio City Company, rank equally in right of payment to all existing and future senior indebtedness of Studio City Company (although any liabilities in respect of obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2022 7.000% Studio City Secured Notes will have priority over the 2022 7.000% Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Company and effectively subordinated to Studio City Company’s existing and future secured indebtedness that is secured by assets that do not secure the 2022 7.000% Studio City Secured Notes, to the extent of the assets securing such indebtedness. The net proceeds from the offering of the 2022 7.000% Studio City Secured Notes were
used to fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.
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
At any time prior to February 15, 2024, Studio City Company had the options i) to redeem all or a portion of the 2022 7.000% Studio City Secured Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2022 7.000% Studio City Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Company has the option to redeem all or a portion of the
2022 7.000% Studio City Secured Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2022 7.000% Studio City Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2022 7.000% Studio City Secured Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2022 7.000% Studio City Secured Notes, each holder of the 2022 7.000% Studio City Secured Notes will have the right to require Studio City Company to repurchase all or any part of such holder’s 2022 7.000% Studio City Secured Notes at a fixed redemption price.
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
(a) Senior Notes
 - continued
2022 7.000% Studio City Secured Notes
 - continued

There are provisions under the indenture governing the 2022 7.000% Studio City Secured Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Company, Studio City Investments and their respective restricted subsidiaries to companies or persons who are not Studio City Company, Studio City Investments and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2023, the net assets of Studio City Investments and its restricted subsidiaries of approximately $675,000 were restricted from being distributed under the terms of the 2022 7.000% Studio City Secured Notes.
(b) Credit Facilities
2015 Credit Facilities
Post-cancellation of certain commitments of the term loan facility and the multicurrency revolving credit facility under prior senior secured credit facilities of Melco Resorts Macau (the “Borrower”) (the “2015 Credit Facilities”) on May 7, 2020, the available commitments under the term loan facility (the “2015 Term Loan Facility”) and the multicurrency revolving credit facility (the “2015 Revolving Credit Facility”) are HK$1,000 (equivalent to $128) each, collateralized by a bank deposit of HK$2,130 (equivalent to $273).
Compliance with certain provisions of the 2015 Credit Facilities were waived pursuant to a waiver letter from Bank of China Limited, Macau Branch (in its capacity as the sole lender under the 2015 Credit Facilities) (“BOC Macau”) to the Borrower dated April 29, 2020 (the “Waiver Letter”), as subsequently extended pursuant to extension request letters dated April 6, 2022 and December 14, 2022. Pursuant to the terms of the Waiver Letter, BOC Macau agreed, among other things, to relax the Borrower’s obligations under the 2015 Credit Facilities by way of a waiver of (i) the maturity date of the 2015 Credit Facilities; (ii) the repayment term of the 2015 Term Loan Facility; (iii) interest rate of the borrowings; (iv) the requirement to comply with substantially all information undertakings, financial covenants, general undertakings and mandatory prepayment provisions; (v) the requirement to make substantially all of the representations; and (vi) certain current and/or future defaults and events of default that may arise under the terms of the 2015 Credit Facilities, subject to certain conditions and terms.
Pursuant to the terms of the Waiver Letter, the maturity date of the 2015 Credit Facilities was first extended to June 24, 2022. Subsequent to that, the maturity date of the 2015 Credit Facilities, and the continuing applicability of the various waivers provided under the Waiver Letter, were further extended to a later date (the “Extended Termination Date”), being (i) December 31, 2022 pursuant to an extension request letter dated April 6, 2022; and (ii)
 June 24, 2024 pursuant to a further extension request letter dated December 14, 2022. The 2015 Term Loan Facility was originally repayable in quarterly instalments according to an amortization schedule. Pursuant to the terms of the Waiver Letter (as amended and extended), the 2015 Term Loan Facility is repayable in full on the Extended Termination Date (as amended and extended). Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent.
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
(b) Credit Facilities
 - continued
2015 Credit Facilities
 - continued

select an interest period for borrowings under the 2015 Credit Facilities ranging from one to six months or any other agreed period. Pursuant to the Waiver Letter, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin of 1% per annum.
As of December 31, 2023, the outstanding principal amount of the 2015 Term Loan Facility and the 2015 Revolving Credit Facility was HK$1,000 (equivalent to $128) and nil, respectively, and the available unused borrowing capacity under 2015 Revolving Credit Facility was HK$1,000 (equivalent to $128
)

and the outstanding principal amount was included in the non-current portion of long-term debt as of December 31, 2023 in accordance with applicable accounting standards because management has intent and believes the Borrower has ability to refinance this short-term obligation on a long-term basis.
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
Under the 2015 Credit Facilities, in the event of a change of control, the Borrower may be required, at the election of any lender under the 2015 Credit Facilities, to repay such lender in full. In addition, termination or rescission of Melco Resorts Macau’s concession contract or land concessions would constitute an event of default. As with substantially all of the undertakings and covenants under the 2015 Credit Facilities, however, these provisions are subject to a continuing waiver under the terms of the Waiver Letter.
The Borrower is obligated to pay a commitment fee on the undrawn amount of the 2015 Revolving Credit Facility and recognized loan commitment fees of $1, $1 and $1 during the years ended December 31, 2023, 2022 and 2021, respectively.
2020 Credit Facilities
On April 29, 2020, MCO Nominee One Limited (“MCO Nominee One”), a subsidiary of Melco, entered into a senior credit facilities agreement with a syndicate of banks (the “2020 Credit Facilities”) for a HK$14,850,000 (equivalent to $1,915,947) revolving credit facility with a term of five years. The maturity date of the 2020 Credit Facilities is April 29, 2025. Each loan made under the 2020 Credit Facilities is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. MCO Nominee One is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2020 Credit Facilities. In the event of a change of control or if Melco Resorts Macau’s concession contract or land concessions are terminated or otherwise expire on its terms, MCO Nominee One may be required, at the election of any lender under the 2020 Credit Facilities, to repay such lender in full.

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
On June 29, 2023, certain provisions of the 2020 Credit Facilities were amended and restated (the “2023 Amendment and Restatement”) such that borrowings under the 2020 Credit Facilities denominated in US$ should bear interest at the term Secured Overnight Financing Rate plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum and a margin ranging from 1.00% to 2.00%
per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. The amendment became effective on June 29, 2023 (the “Effective Date”). Prior to the Effective Date of the 2023 Amendment and Restatement, borrowings under the 2020 Credit Facilities denominated in US$ bore interest at the London Interbank Offered Rate plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. Borrowings under the 2020 Credit Facilities denominated in HK$ bear interest at HIBOR plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. MCO Nominee One may select an interest period for borrowings under the 2020 Credit Facilities ranging from one to six months or any other agreed period.

MCO Nominee One is obligated to pay a commitment fee on the undrawn amount of the 2020 Credit Facilities and recognized loan commitment fees of $
3,954
, $
5,978
and $
10,613
during the years ended December 31, 2023, 2022 and 2021, respectively.
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
On August 16, 2022, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities consented and agreed to a waiver extension of certain financial condition covenants contained in the facility agreement under the 2020 Credit Facilities. The existing waiver remains valid in

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

As of December 31, 2023, the outstanding principal amount of the 2020 Credit Facilities was HK$8,222,000 (equivalent to $1,052,515), and the available unused borrowing capacity under the 2020 Credit Facilities was HK$6,628,000 (equivalent to $848,464).
2016 Studio City Credit Facilities
On November 30, 2016, Studio City Company (the “Studio City Borrower”) amended and restated the Studio City Borrower’s prior senior secured credit facilities agreement from HK$10,855,880 (equivalent to $1,395,357) to a HK$234,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”), comprising a HK$1,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) and a HK$233,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”). As of December 31, 2023, the outstanding principal amount of the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility were HK$1,000 (equivalent to $128) and nil, respectively, and the available unused borrowing capacity under the 2016 SC Revolving Credit Facility was HK$
233,000
(equivalent to $
29,827
).
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
The 2016 SC Term Loan Facility is collateralized by cash of HK$1,012 (equivalent to $130). The Studio City Borrower is subject to mandatory prepayment requirements in respect of various amounts of the 2016 SC Revolving Credit Facility as specified in the 2016 Studio City Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the Studio City Borrower and certain of its subsidiaries as defined under the 2016 Studio City Credit Facilities (the “2016 Studio City Borrowing Group”), the 2016 Studio City Credit Facilities are required to be repaid in full. In the event of a change of control, the Studio City Borrower may be required, at the election of any lender under the 2016 Studio City Credit Facilities, to repay such lender in full (other than the principal amount of the 2016 SC Term Loan Facility).
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
There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2023, the net assets of Studio City Investments and its restricted subsidiaries of approximately $675,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.
Borrowings under the 2016 Studio City Credit Facilities bear interest at HIBOR plus a margin of 4% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities ranging from one to six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees of $417, $417 and $419 during the years ended December 31, 2023, 2022 and 2021, respectively.
Philippine Credit Facility
On October 14, 2015, Melco Resorts and Entertainment (Philippines) Corporation (“MRP”), a subsidiary of Melco, entered into an on-demand,
unsecured credit facility agreement of Philippine Pesos (“PHP”) 2,350,000 (equivalent to $49,824), as amended from time to time (the “Philippine Credit Facility”) with a lender to finance advances to Melco Resorts Leisure (PHP) Corporation (“Melco Resorts Leisure”), a subsidiary of Melco. The available drawdown currencies under the Philippine Credit Facility are PHP and US$. As of December 31, 2023,
the Philippine Credit Facility availability period, as amended from time to time, is up to January 31, 2024 and was further extended to April 30, 2023, in January 2024, and the maturity date of each individual drawdown, as amended from time to time, to be the earlier of: (i) the date which is 360 days from the date of drawdown, and (ii) the date which is 360 days after the end of the

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET - continued
(b) Credit Facilities
 - continued
Philippine Credit Facility
 - continued

availability period.
The individual drawdowns under the Philippine Credit Facility are subject to certain conditions precedent, including issuance of a promissory note in favor of the lender evidencing such drawdown. As of December 31, 2023, borrowings under the Philippine Credit Facility bear interest, as amended from time to time, at the higher of: (i) the PHP BVAL Reference Rate of the selected interest period plus the applicable margin to be mutually agreed by the bank and the borrower at the time of drawdown, and (ii) Philippines Term Deposit Facility Rate of the selected interest period plus the applicable margin to be mutually agreed by the bank and the borrower at the time of drawdown, such rate to be set one business day prior to the relevant interest period.
 The Philippine Credit Facility includes a tax
gross-up
provision requiring MRP to pay without any deduction or withholding for or on account of tax.
As of December 31, 2023, the Philippine Credit Facility had not yet been drawn and the available unused borrowing capacity under the Philippine Credit Facility was PHP2,350,000 (equivalent to $42,291).
(c) Borrowing Rates and Scheduled Maturities of Long-term Debt
During the years ended December 31, 2023, 2022 and 2021, the Company’s average borrowing rates were approximately 5.72%, 5.32% and 5.43% per annum, respectively.
Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2023 are as follows:

Year ending December 31,
2024	$128
2025	2,449,515
2026	500,000
2027	950,000
2028	1,350,128
Over 2028	2,250,000

$7,499,771

1 2 .	LEASES
Lessee Arrangements
The Company is the lessee under operating and finance leases for equipment and real estate, including the land and certain of the building structures for City of Dreams Manila under the MRP Lease Agreement as described in Note 2
0
, Cyprus casino sites, Mocha Clubs sites, office spaces, warehouses, staff quarters, and certain parcels of land in Macau on which Altira Macau, City of Dreams and Studio City are located. Certain lease agreements provide for periodic rental increases based on both contractually agreed incremental rates and on the general inflation rate once agreed by the Company and its lessors and, in some cases, contingent rental expenses stated as a percentage of turnover. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contracts in Macau have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contracts in Macau is 40 years.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

12.	LEASES - continued
Lessee Arrangements
 - continued

The components of lease costs are as follows:

	Year Ended December 31,
	2023	2022	2021
Operating lease costs:

Amortization of land use rights	$22,670	$22,662	$22,832
Operating lease costs	18,434	14,614	29,401
Short-term lease costs	342	720	473
Variable lease costs	2,684	1,902	(629)
Finance lease costs:
Amortization of right-of-use assets	5,336	12,928	15,682
Interest costs	24,562	25,371	31,642

Total lease costs	$74,028	$78,197	$99,401

O
ther information related to lease terms and discount rates is as follows:

	December 31,
	2023	2022
Weighted average remaining lease term
Operating leases	18.0 years	21.5 years
Finance leases	9.5 years	10.5 years
Weighted average discount rate
Operating leases	6.66%	5.77%
Finance leases	10.70%	10.70%

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

12.	LEASES - continued
Lessee Arrangements
 - continued

Maturities of lease liabilities as of December 31, 2023 are as follows:

	Operating Leases	Finance Leases
Year ending December 31,
2024	$20,502	$37,387
2025	13,130	37,387
2026	11,058	37,387
2027	5,675	37,387
2028	5,365	37,387
Over 2028	65,681	169,345

Total future minimum lease payments	121,411	356,280
Less: amounts representing interest	(47,868)	(133,499)

Present value of future minimum lease payments	73,543	222,781
Current portion	(19,685)	(35,307)

Non-current portion	$53,858	$187,474

Lessor Arrangements
The Company is the lessor under
non-cancellable
operating leases mainly for mall spaces in the sites of City of Dreams, City of Dreams Manila, Studio City and City of Dreams Mediterranean with various retailers that expire at various dates through December 2035. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.
During the years ended December 31, 2023, 2022 and 2021, the Company earned minimum operating lease income of $45,210, $41,633 and $45,019, respectively, and contingent operating lease income of $7,810, $265 and $5,080, respectively. Total lease income for the years ended December 31, 2023, 2022 and 2021 were reduced by $52, $3,076 and $882, respectively, as a result of the rent concessions related to the effects of the
COVID-19
outbreak.
Future minimum fees, excluding the contingent fees to be received under non-cancellable
operating leases as of December 31, 2023 were as follows:

Year ending December 31,
2024	$56,427
2025	56,409
2026	29,975
2027	7,257
2028	3,378
Over 2028	3,640

$157,086

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 3 .	FAIR VALUE MEASUREMENTS
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

The carrying values of cash equivalents, bank time deposits included in restricted cash, long-term deposits, long-term receivables and other long-term liabilities approximated fair values and were classified as level 2 in the fair value hierarchy.
The fair value as of December 31, 2023 adopted for the long-lived assets impairment of Altira Macau as described in Note 2(m) were estimated by using level 3 inputs based on a combination of income and cost approaches.
The fair values as of December 31, 2022 adopted in impairment assessments of an aircraft and a piece of freehold land classified as assets held for sale were estimated by using level 2 and level 3 inputs, respectively. Details are disclosed in Note 2(m) and Note 5.
The estimated fair values of long-term debt as of December 31, 2023 and 2022, were approximately $6,975,901 and $7,341,910, respectively, as compared to their carrying values, excluding unamortized deferred financing costs and original issue premiums, of $7,499,771 and $8,449,459, respectively.
Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2017
4.875
% Senior Notes, the 2019
5.250
% Senior Notes, the 2019
5.625
% Senior Notes, the 2019
5.375
% Senior Notes, the 2020
5.750
% Senior Notes, the 2020 Studio City Notes, the 2021
5.000
% Studio City Notes and the 2022
7.000
% Studio City Secured Notes. Fair values for the 2015 Credit Facilities, the 2020 Credit Facilities and the 2016 Studio City Credit Facilities approximated their carrying values as the instruments carried variable interest rates that approximated the market rates and were classified as level 2 in the fair value hierarchy.
As of December 31, 2023 and 2022, the Company did not have any non-financial
assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

14.	CAPITAL STRUCTURE
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
No ordinary shares were issued by Melco to its depositary bank for future vesting of restricted shares and exercise of share options during the years ended December 31, 2023, 2022 and 2021. Melco issued 16,254,282, 14,720,040 and 6,042,543 ordinary shares upon vesting of restricted shares and 82,242, nil and 2,478,594 ordinary shares upon exercise of share options during the years ended December 31, 2023, 2022 and 2021, respectively.
On June 2, 2021, the Board of Directors of Melco authorized the repurchase of Melco’s ordinary shares and/or ADSs of up to an aggregate of $500,000 over a three-year period which commenced on June 2, 2021 under a share repurchase program (the “2021 Share Repurchase Program”). Purchases under the 2021 Share Repurchase Program may be made from time to time on the open market at prevailing market prices, including pursuant to a trading plan in accordance with Rule
10b-18
and/or Rule
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
On August 18, 2022, Melco, Melco International and Melco Leisure and Entertainment Group Limited (“Melco Leisure”), a subsidiary of Melco International, entered into a share repurchase agreement, pursuant to which Melco agreed to repurchase
9,995,799 ordinary shares of Melco and 25,000,000 ADSs of Melco (equivalent to 75,000,000 ordinary shares) from Melco Leisure (the “2022 Share Repurchase”). On August 26, 2022, the Share Repurchase was completed for an aggregate consideration of $152,709, which represents an average price of $1.7967 per share or $5.39 per ADS. Following the completion of the 2022 Share Repurchase, 9,995,799 ordinary shares of Melco were retired (the “2022 Share Retirement”).
On March 8, 2023, Melco, Melco International and Melco Leisure entered into a share repurchase agreement, pursuant to which Melco agreed to repurchase
40,373,076 ordinary shares of Melco from Melco Leisure (the “2023 Share Repurchase”). On March 10, 2023, the 2023 Share Repurchase was completed for an aggregate consideration of $169,836, which represents an average price of $4.2067 per share or $12.62 per ADS and 40,373,076 ordinary shares of Melco repurchased from Melco Leisure were retired on the same date (the “2023 Share Retirement”).
Other than the 2023 Share Repurchase and the 2023 Share Retirement as described above, no ordinary shares were repurchased and retired during the year ended December 31, 2023. In addition to the 2022 Share Repurchase and the 2022 Share Retirement as described above, 5,929,076 ADSs, equivalent to 17,787,228 ordinary shares were repurchased under the 2021 Share Repurchase Program, of which 1,500,000 ordinary shares repurchased were retired during the year ended December 31, 2022. During the year ended December 31, 2021, 5,372,045 ADSs, equivalent to 16,116,135 ordinary shares were repurchased under the 2021 Share Repurchase Program, of which no ordinary shares repurchased were retired.
As of December 31, 2023 and 2022, Melco had 1,404,679,067 and 1,445,052,143 issued ordinary shares, and 93,408,292 and 109,744,816 treasury shares, with 1,311,270,775 and 1,335,307,327 ordinary shares outstanding, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 5 .	INCOME TAXES
Loss before income tax co
ns
isted of:

	Year Ended December 31,
	2023	2022	2021
Macau operations	$11,021	$(720,470)	$(456,089)
Hong Kong operations	(474,862)	(400,725)	(434,618)
Philippine operations	86,910	28,204	(51,436)
Cyprus operations	(29,171)	3,152	(13,454)
Other jurisdictions operations	4,194	(2,092)	2,018

Loss before income tax	$(401,908)	$(1,091,931)	$(953,579)

The income tax expense consisted of:

	Year Ended December 31,
	2023	2022	2021
Income tax expense - current:
Macau Complementary Tax	$—	$9	$172
Lump sum in lieu of Macau Complementary Tax on dividends	5,650	2,342	2,359
Hong Kong Profits Tax	11,613	528	48
Philippine Corporate Income Tax	4	5	1
Philippine withholding tax on dividends	2,566	—	2,937
Cyprus Corporate Income Tax	—	—	188
Income tax in other jurisdictions	66	219	323

Sub-total	19,899	3,103	6,028

(Over) under provision of income taxes in prior years:
Macau Complementary Tax	(511)	(560)	(874)
Lump sum in lieu of Macau Complementary Tax on dividends	(1,327)	—	—
Hong Kong Profits Tax	(450)	(4)	18
Philippine Corporate Income Tax	(157)	300	(62)
Income tax in other jurisdictions	50	98	14

Sub-total	(2,395)	(166)	(904)

Income tax (benefit) expense - deferred:
Macau Complementary Tax	(7,931)	(768)	(4,535)
Hong Kong Profits Tax	(154)	3,276	2,493
Philippine Corporate Income Tax	3,366	(258)	209
Cyprus Corporate Income Tax	589	(578)	—
Income tax in other jurisdictions	48	627	(406)

Sub-total	(4,082)	2,299	(2,239)

Total income tax expense	$13,422	$5,236	$2,885

F-5
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 5 .	INCOME TAXES - continued

A reconciliation of the income tax expense from loss before income tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2023	2022	2021
Loss before income tax	$(401,908)	$(1,091,931)	$(953,579)
Macau Complementary Tax rate	12%	12%	12%
Income tax benefit at Macau Complementary Tax rate	(48,229)	(131,032)	(114,429)
Lump sum in lieu of Macau Complementary Tax on dividends	5,650	2,342	2,359
Effect of different tax rates of subsidiaries operating in other jurisdictions	(13,422)	(12,271)	(31,653)
Over provision in prior years	(2,395)	(166)	(904)
Effect of income for which no income tax expense is payable	(14,178)	(11,727)	(6,308)
Effect of expenses for which no income tax benefit is receivable	80,455	70,687	101,111
Effect of profits generated by gaming operations exempted	(75,403)	(25,700)	(10,851)
Effect of tax losses that cannot be carried forward	—	15,553	6,742
Changes in valuation allowances	27,004	48,122	(13,360)
Change in income tax rate	—	—	16,521
Expired tax losses	53,940	49,428	53,657

Income tax expense	$13,422	$5,236	$2,885

Melco and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, while Melco is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Macau, Hong Kong, the Philippines, Cyprus and other jurisdictions are subject to Macau Complementary Tax, Hong Kong Profits Tax, Philippine Corporate Income Tax, Cyprus Corporate Income Tax and income tax in other jurisdictions, respectively, during the years ended December 31, 2023, 2022 and 2021.
Macau Complementary Tax, Hong Kong Profits Tax, Cyprus Corporate Income Tax and income tax in other jurisdictions have been provided at 12%, 16.5%, 12.5%
and the respective tax rates in other jurisdictions, on the estimated taxable income earned in or derived from the respective jurisdictions, respectively,
during the years ended December 31, 2023, 2022 and 2021, if applicable.
On March 26, 2021, in the Philippines, the Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) took effect on April 11, 2021. CREATE reduced the minimum corporate income tax in the Philippines from 2% to 1%
for the period from
July 1, 2020
to
June 30, 2023 and the corporate income tax rate in the Philippines from 30% to 25% starting July 1, 2020.
Pursuant to the approval notice issued by the Macau government in September 2016, Melco Resorts Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from gaming operations for an additional five years from 2017 to 2021. Studio City Entertainment Limited (“Studio City Entertainment”), a subsidiary of Melco, was also exempted from Macau Complementary Tax on profits generated from income received from Melco Resorts Macau for an additional five years from 2017 to 2021, to the extent that such income was
derived from Studio City gaming operations and had been subject to

F-5
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 5 .	INCOME TAXES - continued

gaming tax pursuant to a notice issued by the Macau government in January 2017. The exemption coincided with Melco Resorts Macau’s exemption from Macau Complementary Tax. Pursuant to Dispatch of the Macau Chief Executive dated February 17, 2022 and September 1, 2022, Melco Resorts Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from gaming operations under the previous gaming subconcession for the period from January 1, 2022 to June 26, 2022 and from June 27, 2022 to December 31, 2022, respectively. Melco Resorts Macau continues to benefit from the Macau Complementary Tax exemption on profits generated from gaming operations under the Concession for the period from January 1, 2023 to December 31, 2027 pursuant to a Dispatch of the Macau Chief Executive dated January 29, 2024. Studio City Entertainment applied for an extension of the Macau Complementary Tax exemption for 2022 and for the period from January 1, 2023 through December 31, 2027. These applications are subject to the discretionary approval of the Macau government. The non-gaming
profits and dividend distributions of Studio City Entertainment to its shareholders continue to be subject to the Macau Complementary Tax. Melco Resorts Macau’s
non-gaming
profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with the Concession effective on January 1, 2023.
The gaming operations of Melco Resorts Leisure, the operator of City of Dreams Manila, are exempt from Philippine Corporate Income Tax, among other taxes, pursuant to the Philippine Amusement and Gaming Corporation (“PAGCOR”) charter and are subject to license fees which are inclusive of the 5% franchise tax based on gross gaming revenue in the Philippines, in lieu of all other taxes.
Had
Melco Resorts Macau and Melco Resorts Leisure not
have been entitled to
 the income tax exemption on profits generated by gaming operations for the year ended December 31, 2023
in Macau and the Philippines,
respectively, and if Studio City Entertainment’s application for the extended exemption from Macau Complementary Tax on profits generated from income received from Melco Resorts Macau will not be approved, the Company’s consolidated net loss attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2023 would have been increased by $75,190 and diluted loss per share would have been increased by $0.057 per share. During the years ended December 31, 2022 and 2021, Melco Resorts Macau and Studio City Entertainment in Macau did not have any profits generated by gaming operations exempted from Macau Complementary Tax, while had Melco Resorts Leisure not received the income tax exemption on profits generated by gaming operations in the Philippines, the Company’s consolidated net loss attributable to Melco Resorts & Entertainment Limited for the years ended December 31, 2022 and 2021 would have been increased by $25,252 and $10,688, and diluted loss per share would have been increased by $0.018 and $0.007 per share, respectively.
In August 2017, Melco Resorts Macau received an extension of the agreement with the Macau government for an additional five years applicable to tax years 2017 through 2021, in which the extension agreement provided for an annual payment of MOP18,900 (equivalent to $2,342) as payments in lieu of Macau Complementary Tax which would
otherwise
be borne
by the shareholders of Melco Resorts Macau on dividend distributions from gaming profits
(“Payments in lieu of Macau Complementary Tax on Dividend Distributions”).

Such annual payment was required regardless of whether dividends were actually distributed or whether Melco Resorts Macau had distributable profits in the relevant year. In December 2022 and March 2023, Melco Resorts Macau received extensions of the agreements with the Macau government for an amount of MOP4,000 (equivalent to $497) and MOP4,167 (equivalent to $518)
as Payments in lieu of Macau Complementary Tax on Dividend Distributions for the period from January 1, 2022 to June 26, 2022 and from June 27, 2022 to December 31, 2022, respectively. In February 2024, Melco Resorts Macau entered into an agreement with the Macau government in relation to the Payments in lieu of

F-
59

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 5 .	INCOME TAXES - continued

Macau Complementary Tax on Dividend Distributions from January 1, 2023 to December 31, 2025
. During the year ended December 31, 2023, an estimated amount of
$5,650
was provided for such arrangement.
The effective tax rates for the years ended December 31, 2023, 2022 and 2021 were (3.34
)
%, (0.48)% and (0.30)%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12%, where the majority of the Company’s operations are located, primarily due to the effects of expired tax losses, expenses for which no income tax benefit is receivable, income for which no income tax expense is payable, changes in valuation allowances, profits generated by gaming operations being exempted from Philippine Corporate Income Tax and different tax rates of subsidiaries operating in other jurisdictions for the relevant years together with the effect of profits generated by gaming operations being exempted from Macau Complementary Tax for the year ended December 31, 2023; the effect of tax losses that cannot be carried forward for the year ended December 31, 2022; and the effects of tax losses that cannot be carried forward and change in income tax rate for the year ended December 31, 2021.
The net deferred tax liabilities as of December 31, 2023 and 2022 consisted of the following:

	December 31,
	2023	2022
Deferred tax assets:
Net operating losses carried forward	$205,189	$206,079
Depreciation and amortization	157,667	76,272
Lease liabilities	29,277	30,492
Others	16,936	13,052

Sub-total	409,069	325,895
Valuation allowances	(374,623)	(299,620)

Total deferred tax assets	34,446	26,275

Deferred tax liabilities:
Right-of-use assets	(9,471)	(10,413)
Land use rights	(36,513)	(44,434)
Intangible assets	(9,718)	(505)
Unrealized capital allowances	(4,405)	(4,279)
Others	(9,298)	(5,683)

Total deferred tax liabilities	(69,405)	(65,314)

Deferred tax liabilities, net	$(34,959)	$(39,039)

As of December 31, 2023 and 2022, valuation allowances of $374,623 and $299,620 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2023, adjusted operating tax losses carried forward of $10,048 have no expiry date and the remaining tax losses amounting to $1,380,467 will expire by 2024 through 2033. Adjusted operating tax losses carried forward of $448,834 expired during the year ended December 31, 2023.
Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

F-6
0

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 5 .	INCOME TAXES - continued

Aggregate undistributed earnings of certain of Melco’s foreign subsidiaries available for distribution to Melco of approximately $745,694 and $745,425 as of December 31, 2023 and 2022, respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to Melco. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, Melco would have to record a deferred income tax liability in respect of those undistributed earnings of approximately
$89,483 and $89,449 as
o
f
 December 31, 2023 and 2022, respectively.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is presented as follows:

	Year Ended December 31,
	2023	2022	2021

At beginning of year	$22,940	$16,342	$15,132
Additions based on tax positions related to current year	756	6,810	2,028
Additions based on tax positions related to prior year	4,984	—	—
Reductions due to expiry of the statute of limitations	(1,348)	(212)	(818)

At end of year	$27,332	$22,940	$16,342

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate were
$27,332 and $22,940 as of December 31, 2023 and 2022, respectively.
As of December 31, 2023 and 2022, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.
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

1 6 .	SHARE-BASED COMPENSATION
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
Share Options
As of December 31, 2023 and 2022, there were no outstanding share options under the 2006 Share Incentive Plan.

F-6
1

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 6 .	SHARE-BASED COMPENSATION - continued
2006 Share Incentive Plan
 - continued
Share Options
 - continued

The following information is provided for share options under the 2006 Share Incentive Plan:

	Year Ended December 31,
	2023	2022	2021
Proceeds from the exercise of share options	$—	$—	$2,756

Intrinsic value of share options exercised	$—	$—	$7,370

As of December 31, 2023, there were no unrecognized compensation costs related to share options under the 2006 Share Incentive Plan.
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
Share Options
There were no share options granted under the 2011 Share Incentive Plan during the years ended December 31, 2023 and 2022. During the year ended December 31, 2021, the exercise prices for share options granted under the 2011 Share Incentive Plan were determined at the market closing prices of Melco’s ADS trading on the Nasdaq Global Select Market on the dates of grant. These share options became exercisable over vesting periods of two
to three years. The share options granted expire 10 years from the date of grant.
The Company uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with certain
assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of Melco’s ADS trading on the Nasdaq Global Select Market. Expected term is based upon the vesting term or the historical expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

F-6
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 6 .	SHARE-BASED COMPENSATION - continued
2011 Share Incentive Plan
 - continued
Share Options
 - continued

The fair values of share options granted under the 2011 Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions:

Year Ended December 31,
2021
Expected dividend yield	2.50%
Expected stock price volatility	45.46%
Risk-free interest rate	1.00%
Expected term (years)	5.6
A summary of the share options activity under the 2011 Share Incentive Plan for the year ended December 31, 2023, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2023	2,845,719	$5.89
Exercised	(14,094)	4.13
Forfeited or expired	(141,978)	5.42

Outstanding as of December 31, 2023	2,689,647	$5.93	5.16	$—

Fully vested and expected to vest as of December 31, 2023	2,689,647	$5.93	5.16	$—

Exercisable as of December 31, 2023	2,570,973	$5.88	5.06	$—

The following information is provided for share options under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2023	2022	2021
Weighted average grant date fair value	$—	$—	$2.28

Proceeds from the exercise of share options	$58	$—	$4,345

Intrinsic value of share options exercised	$7	$—	$1,655

As of December 31, 2023, there were $16 unrecognized compensation costs related to share options under the 2011 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 0.27 years.
Restricted Shares
Certain restricted shares were approved by Melco to be granted under the 2011 Share Incentive Plan to the eligible management personnel of the Company in lieu of the 2020 bonus for their services performed

F-6
3

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 6 .	SHARE-BASED COMPENSATION - continued
2011 Share Incentive Plan
 - continued
Restricted Shares
 - continued

during 2020. A total of 1,899,897 restricted shares were granted and vested immediately on March 31, 2021 (the “2020 Bonus Shares”) with the grant date fair value of $19.91 per ADS or $6.6367 per share, which was the closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the date of grant.
On July 7, 2021, a total of 52,056 restricted shares were granted to employees of an affiliated company, a subsidiary of Melco International, for their services rendered to Melco International, with vesting periods of three months to twelve months. The grant date fair value for these restricted shares, which was determined with reference to the market closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the date of grant, were recognized as
 a
deemed distribution to Melco International in respect of share-based compensation against retained earnings over the vesting period. Deemed distribution
s
to Melco International in respect of these restricted shares of $143 and $136 were recognized during the years ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, the reimbursement from Melco International of $279 for restricted shares granted to employees of an affiliated company were recognized as an increase in additional paid-in
capital of the Company as deemed contribution from Melco International in respect of these restricted shares, with a corresponding increase in receivable from affiliated companies in the consolidated balance sheet.
There were no restricted shares granted under the 2011 Share Incentive Plan during the years ended December 31, 2023 and 2022. Other than the restricted shares granted under the 2020 Bonus Shares as described above, the grant date fair values for restricted shares granted under the 2011 Share Incentive Plan during the year ended December 31, 2021, with vesting periods of generally three months to three years, were determined with reference to the market closing prices of Melco’s ADS trading on the Nasdaq Global Select Market on the dates of grant.
A summary of the restricted shares activity under the 2011 Share Incentive Plan for the year ended December 31, 2023, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2023	7,705,320	$5.42
Vested	(5,760,885)	4.97
Forfeited	(117,597)	5.93

Unvested as of December 31, 2023	1,826,838	$6.81

The following information is provided for restricted shares under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2023	2022	2021
Weighted average grant date fair value	$—	$—	$6.07

Grant date fair value of restricted shares vested	$28,638	$54,424	$43,533

F-6
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 6 .	SHARE-BASED COMPENSATION - continued
2011 Share Incentive Plan
 - continued
Restricted Shares
 - continued

As of December 31, 2023, there were $2,104 unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 0.27 years.
2021 Share Incentive Plan
Melco adopted the 2021 Share Incentive Plan, effective on December 6, 2021, for grants of various share-based awards, including but not limited to, options to purchase Melco’s ordinary shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of the Company and its affiliates. The maximum term of an award is 10 years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2021 Share Incentive Plan may be increased from time to time, provided that the maximum aggregate number of Melco’s ordinary shares which may be issued upon exercise of options granted under the 2021 Share Incentive Plan shall not be more than 10% of the total number of the issued share capital of Melco on the date the new plan limit is approved by the shareholders of Melco International in accordance with the applicable listing rules in Hong Kong. As of December 31, 2023, there were 104,653,941 ordinary shares available for grants of various share-based awards under the 2021 Share Incentive Plan.
Share Options
During the years ended December 31, 2023 and 2022, the exercise prices for share options granted under the 2021 Share Incentive Plan were determined at the market closing prices of Melco’s ADS trading on the Nasdaq Global Select Market on the dates of grant. These share options became exercisable over vesting periods of one
to three years. The share options granted expire 10 years from the date of grant. There were no share options granted under the 2021 Share Incentive Plan during the year ended December 31, 2021.
The Company uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with certain
assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of Melco’s ADS trading on the Nasdaq Global Select Market. Expected term is based upon the vesting term or the historical expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.
The fair values of share options granted under the 2021 Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions:

	Year Ended December 31,
	2023	2022

Expected dividend yield	2.50%	2.50%
Expected stock price volatility	58.67%	51.00%
Risk-free interest rate	3.39%	2.69%
Expected term (years)	5.1	5.1

F-6
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 6 .	SHARE-BASED COMPENSATION - continued
2021 Share Incentive Plan
 - continued
Share Options
 - continued

On March 28, 2022, the compensation committee of Melco approved a proposal to allow for an option exchange program, designed to provide the eligible participants an opportunity to exchange certain outstanding underwater share options for new share options and new restricted shares to be granted, subject to the eligible participants’ consent (the “Option Exchange Program”). The share options eligible for exchange under the Option Exchange Program were those that were granted during the years from 2012 to 2021 under the 2011 Share Incentive Plan, including those unvested, or vested but not exercised or the unexercised share options granted in 2012 but expired in March 2022. The Option Exchange Program became unconditional and effective on April 15, 2022, the date Melco accepted the eligible participants’ consent (the “Modification Date”), with a total of 26,076,978 eligible share options were tendered and surrendered by eligible participants (the “Cancelled Share Options”) and Melco granted an aggregate of 2,486,241 new share options (the “Replacement Share Options”) and 5,912,547 new restricted shares (the “Replacement Restricted Shares”) under the 2021 Share Incentive Plan. The Replacement Share Options and Replacement Restricted Shares have vesting periods of on
e
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

F-6
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 6 .	SHARE-BASED COMPENSATION - continued
2021 Share Incentive Plan
 - continued
Share Options
 - continued

A summary of the share options activity under the 2021 Share Incentive Plan for the year ended December 31, 2023, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding as of January 1, 2023	5,360,526	$2.47
Granted	158,949	4.13
Exercised	(68,148)	2.47

Outstanding as of December 31, 2023	5,451,327	$2.52	8.29	$2,593

Fully vested and expected to vest as of December 31, 2023	5,451,327	$2.52	8.29	$2,593

Exercisable as of December 31, 2023	2,133,066	$2.47	8.26	$1,045

The following information is provided for share options under the 2021 Share Incentive Plan:

	Year Ended December 31,
	2023	2022

Weighted average grant date fair value (excluding the options granted under the Option Exchange Program)	$1.82	$0.94

Proceeds from the exercise of share options	$168	$—

Intrinsic value of share options exercised	$120	$—

As of December 31, 2023, there were $1,609 unrecognized compensation costs related to share options under the 2021 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.24 years.
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

F-6
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 6 .	SHARE-BASED COMPENSATION - continued
2021 Share Incentive Plan
 - continued
Restricted Shares
 - continued

Certain restricted shares were approved by Melco
to
be granted under the 2021 Share Incentive Plan to the eligible management personnel of the Company in lieu of the 2022 bonus for their services performed during 2022. A total of 4,350,111 restricted shares were granted and vested immediately on April 5, 2023 (the “2022 Bonus Shares”) with the grant date fair value of $12.38 per ADS or $4.13 per share, which was the closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the date of grant. Based on the estimated bonus amount, share-based compensation expenses of $17,926, of which $680 were capitalized, were recognized for such grant during the year ended December 31, 2022.
Other than the restricted shares granted under the 2021 Bonus Shares and the 2022 Bonus Shares as described above, the fair values for restricted shares granted under the 2021 Share Incentive Plan during the years ended December 31, 2023 and 2022, with vesting periods of generally five months to three years, were determined with reference to the market closing prices of Melco’s ADS trading on the Nasdaq Global Select Market on the dates of grant or the Modification Date. There were no restricted shares granted under the 2021 Share Incentive Plan during the year ended December 31, 2021.
A summary of the restricted shares activity under the 2021 Share Incentive Plan for the year ended December 31, 2023, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date or Modification Date Fair Value

Unvested as of January 1, 2023	19,183,428	$2.33
Granted	11,086,512	4.12
Vested	(12,819,975)	2.87
Forfeited	(362,919)	2.64

Unvested as of December 31, 2023	17,087,046	$3.08

The following information is provided for restricted shares under the 2021 Share Incentive Plan:

	Year Ended December 31,
	2023	2022

Weighted average grant date fair value (excluding the options granted under the Option Exchange Program)	$4.12	$2.35

Grant date fair value of restricted shares vested	$36,732	$12,967

As of December 31, 2023, there were $32,510 unrecognized compensation costs related to restricted shares under the 2021 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.85 years.

F-6
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 6 .	SHARE-BASED COMPENSATION - continued

MRP Share Incentive Plan
MRP adopted a share incentive plan (the “MRP Share Incentive Plan”), effective on June 24, 2013, which was
subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase MRP common shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of MRP and its subsidiaries, and the Company and its affiliates. The maximum term of an award is 10 years from the date of grant. The maximum aggregate number of common shares to be available for all awards under the MRP Share Incentive Plan is 442,630,330 shares with up to 5% of the issued capital stock of MRP from time to time over 10 years. On April 24, 2019 and June 24, 2019, the board and the shareholders of MRP approved an amendment to the Amended Articles of Incorporation of MRP, respectively, whereby, without changing the total amount of the authorized capital stock, the par value per MRP common share was increased from PHP1 (equivalent to $0.02) per share to PHP500,000 (equivalent to $9,857) per share, thereby decreasing the total number of MRP common shares on a pro-rata
basis (“Reverse Stock Split”). The Reverse Stock Split was approved by the Philippine Securities and Exchange Commission (the “Philippine SEC”) on May 12, 2020. As of December 31, 2023, there were 305 MRP common shares available for grants of various share-based awards under the MRP Share Incentive Plan. All share and per share data of MRP common shares relating to the transactions carried out before May 12, 2020 as disclosed in the accompanying consolidated financial statements, represent the number of shares or value per share of MRP common shares before the Reverse Stock Split.
All accrued liability associated with the cash-settled share options and restricted shares in accordance with the original vesting schedules was fully vested and settled during the year ended December 31, 2021. No fair value gain or loss on remeasurement of the liability associated with the cash-settled share options and restricted shares was recognized for the year ended December 31, 2021.
Share Options
As of December 31, 2023 and 2022, there were no outstanding share options under the MRP Share Incentive Plan.
There were
no
share options granted or exercised under the MRP Share Incentive Plan during the years ended December 31, 2023, 2022 and 2021.
During the years ended December 31, 2023, 2022 and 2021, MRP paid nil, nil and $87 to settle the vested share options that are classified as cash-settled awards under the MRP Share Inventive Plan, respectively.
As of December 31, 2023, there were no unrecognized compensation costs related to share options under the MRP Share Incentive Plan.
Restricted Shares
As of December 31, 2023 and 2022, there were no unvested restricted shares under the MRP Share Incentive Plan.
There were no restricted shares granted under the MRP Share Incentive Plan during the years ended December 31, 2023, 2022, and 2021.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued
MRP Share Incentive Plan
 - continued
Restricted Shares
 - continued

The following information is provided for restricted shares under the MRP Share Incentive Plan:

	Year Ended December 31,
	2023	2022	2021

Grant date fair value of restricted shares vested	$—	$—	$351

During the years ended December 31, 2023, 2022 and 2021, MRP paid nil, nil and $346 to settle the vested restricted shares that are classified as cash-settled awards under the MRP Share Incentive Plan, respectively.
As of December 31, 2023, there were no unrecognized compensation costs related to restricted shares under the MRP Share Incentive Plan.
Melco International Share Incentive Plan
On September 6, 2019, certain share-based awards under Melco International’s share option scheme adopted on May 30, 2012 and share purchase scheme adopted on October 18, 2007 (the “Melco International Share Incentive Plan”) were granted by Melco International to an employee of the Company.
On April 6, 2022, the board of directors of Melco International announced an option exchange program, to provide the eligible participants an opportunity to exchange certain outstanding underwater share options for new share options and new restricted shares to be granted, subject to the eligible participants’ consent (the “Melco International Option Exchange Program”). The share options eligible for exchange under the Melco International Option Exchange Program were those that were granted during the years from 2016 to 2021 under the Melco International Share Incentive Plan, including those unvested, or vested but not exercised. The Melco International Option Exchange Program became effective on April 6, 2022. A total of 14,200,000 eligible share options granted to an
employee of the Company were accepted and surrendered and Melco International granted an aggregate of 4,740,000 new restricted shares under the Melco International Share Incentive Plan (the “Melco International Replacement Restricted Shares”). The Melco International Replacement Restricted Shares have vesting periods of one
to two years.

No incremental share-based compensation expense was resulted from the Melco International Option Exchange Program.
In accordance with the applicable accounting standards, the share-based compensation expenses related to the grant of share-based awards under the Melco International Share Incentive Plan to an employee of the Company, to the extent of services received by the Company, are recognized in the accompanying consolidated statements of operations with a corresponding increase in additional paid-in
capital, representing capital contribution from Melco International. No share-based compensation expenses related to share-based awards under the Melco International Share Incentive Plan were recognized during the year ended December 31, 2023.

F-7
0

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 6 .	SHARE-BASED COMPENSATION - continued

The share-based compensation expenses for the Company were recognized as follows:

	Year Ended December 31,
	2023	2022	2021
Share-based compensation expenses:

2011 Share Incentive Plan	$10,343	$38,823	$53,466

2021 Share Incentive Plan	26,092	32,803	10,929

MRP Share Incentive Plan	—	—	108

Melco International Share Incentive Plan	—	2,865	6,641

Total share-based compensation expenses	36,435	74,491	71,144

Less: Share-based compensation expenses capitalized in property and equipment	(962)	(2,682)	(3,187)

Share-based compensation expenses recognized in general and administrative expenses	$35,473	$71,809	$67,957

1 7 .	EMPLOYEE BENEFIT PLANS
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
During the years ended December 31, 2023, 2022 and 2021, the Company’s contributions into the defined contribution retirement benefits schemes were $32,041, $26,688 and $26,984, respectively.

1 8 .	DISTRIBUTION OF PROFITS
Subsidiaries of Melco incorporated in Macau are required to set aside a minimum between

10
% to
25
% of
the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to between
25
% to
50
%
of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

18.	DISTRIBUTION OF PROFITS - continued

year in which it is approved by
the shareholders of the relevant subsidiaries. As of December 31, 2023 and 2022, the aggregate balance of the legal reserves amounted to
$31,525 and $31,524, respectively.
The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and credit facility agreements, and disclosed in Note 11 under each of the respective borrowings.

1 9 .	DIVIDENDS
In May 2020, the Company suspended its quarterly dividend program due to the impact of the
COVID-19
outbreak.
During the years ended December 31, 2023, 2022 and 2021, the Company did not declare any dividend
s
on the ordinary shares.

2 0 .	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA
The following agreements related to the development of City of Dreams Manila were entered into by the relevant parties of the Licensees (described below) and certain of its subsidiaries, which became effective on
March 13, 2013 and end on the date of expiry of the Regular License as described below, currently expected to be on July 11, 2033, unless terminated earlier in accordance with the respective terms of the individual agreements.

(a)	Regular License
On April 29, 2015, PAGCOR issued a regular casino gaming license, as amended (the “Regular License”) in replacement of a provisional license granted as of March 13, 2013, to the co-licensees
(the “Licensees”) namely, MPHIL Holdings No. 1 Corporation, a subsidiary of MRP, and its subsidiaries including Melco Resorts Leisure (collectively the “MPHIL Holdings Group”), SM Investments Corporation (“SMIC”), Belle Corporation (“Belle”) and PremiumLeisure and Amusement, Inc. (“PLAI”) (SMIC, Belle and PLAI are collectively referred to as the “Philippine Parties”) for the establishment and operation of City of Dreams Manila, with Melco Resorts Leisure, a co-licensee,
as the “special purpose entity” to operate the casino business and as representative for itself and on behalf of the other co-licensees
in dealings with PAGCOR. The Regular License has the same terms and conditions as the provisional license, and is valid until July 11, 2033. Further details of the terms and commitments under the Regular License are included in Note 2
1
(b).

(b)	Cooperation Agreement
The Licensees and certain of its subsidiaries entered into a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which govern the rights and obligations of the Licensees. Under the Cooperation Agreement, Melco Resorts Leisure is appointed as the sole and exclusive representative of the Licensees in connection with the Regular License and is designated as the operator to operate and manage City of Dreams Manila. Further details of the commitments under the Cooperation Agreement are included in Note 21(b).

F-7
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2 0 .	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

(c)	Operating Agreement
The Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of City of Dreams Manila by Melco Resorts Leisure. Under the Operating Agreement, Melco Resorts Leisure is appointed as the sole and exclusive operator and manager of City of Dreams Manila, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the operation and management of City of Dreams Manila (including the gaming and non-gaming
operations). The Operating Agreement also includes terms of certain monthly payments to PLAI from Melco Resorts Leisure, based on the performance of gaming operations of City of Dreams Manila and is included in payments to the Philippine Parties in the accompanying consolidated statements of operations, and further provides that Melco Resorts Leisure has the right to retain all revenues from non-gaming
operations of City of Dreams Manila.
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

2 1 .	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments
As of December 31, 2023, the Company had capital commitments mainly for the construction and acquisition of property and equipment for Studio City and City of Dreams totaling
$51,938.

(b)	Other Commitments
Concession - Macau
Under the Concession awarded by the Macau government to Melco Resorts Macau on December 16, 2022, in addition to the fixed premium and variable premiums, as well as the Fee (see Note 7), Melco Resorts Macau is obligated to pay the Macau government the following:

i)	A special gaming tax of an amount equal to 35% of gross gaming revenue on a monthly basis.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Other Commitments - continued
Concession - Macau
 - continued

ii)
Contributions of 2% and 3%
of gross gaming revenue to a public fund, and to urban development, touristic promotion and social security, respectively, on a monthly basis. These contributions may be waived or reduced with respect to gross gaming revenue generated by foreign patrons under certain circumstances.

iii)
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

iv)
Melco Resorts Macau must maintain a guarantee issued by a Macau bank in favor of the Macau government in the amount of MOP1,000,000 (equivalent to $124,284) until 180 days after the earlier of the expiration
or
termination of the Concession to guarantee its performance of certain of its legal and contractual obligations, including labor obligations.

As a result of the bank guarantee issued by the bank to the Macau government as disclosed above, a sum of 0.03% per annum of the guarantee amount is payable by Melco Resorts Macau to the bank.
Committed
Investment
In connection with the Concession, Melco Resorts Macau has undertaken to carry out investment in the overall amount of MOP11,823,700 (equivalent to $1,469,491) by December 2032. The investment plan includes gaming and non-gaming
related projects in the expansion of foreign market patrons, conventions and exhibitions, entertainment shows, sports events, art and culture, health and well-being, thematic entertainment, gastronomy, community and maritime tourism and others. Out of the total investment amount referred to above, MOP10,008,000 (equivalent to $1,243,829) is to be applied to non-gaming
related projects, with the balance applied to gaming related projects. Melco Resorts Macau has undertaken to carry out incremental additional non-gaming
investment in the amount of approximately 20% of its initial non-gaming
investment, or MOP2,003,000 (equivalent to $248,940), in the event the Macau’s annual gross gaming revenue reaches MOP180,000,000 (equivalent to $22,371,034) (the “Incremental Investment Trigger”). As Macau’s annual gross gaming revenue exceeded MOP180,000,000 (equivalent to $22,371,034) in 2023, the Incremental Investment
Trigger was reached and, the non-gaming investment to be carried out was increased by
MOP2,003,000 (equivalent to $248,940) to MOP12,011,000 (equivalent to $1,492,769), with the overall investment amount increased to MOP13,826,700 (equivalent to $1,718,431) to be carried out by December 2032. As of December 31, 2023, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP1,330,971 (equivalent to $165,418).
Regular License - Philippines
Commitments required by PAGCOR under the Regular License are as follows:

•	To secure a surety bond in favor of PAGCOR in the amount of PHP100,000 (equivalent to $1,800) to ensure prompt and punctual remittances/payments of all license fees.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Other Commitments - continued
Regular License - Philippines
 - continued

•
License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25%
non-high
roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operations. The license fees are inclusive of the 5% franchise tax under the terms of the PAGCOR charter. In October 2021, certain terms under the Regular License were amended to include the monthly minimum guarantee fee of PHP300 (equivalent to $5) on certain games under the 25%
non-high
roller tables effective on March 15, 2022. This monthly minimum guarantee fee was discontinued in June 2022, but was reinstated on March 2, 2023.

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
ratio is more than
70:30
. As of December 31, 2023 and 2022, MPHIL Holdings Group, as one of the Licensee parties, has complied with the required debt-to-equity
ratio under the definition as agreed with PAGCOR.

Cooperation Agreement - Philippines
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
Gaming License - Cyprus
Pursuant to the Cyprus License agreement, in addition to the Cyprus License Fee (see Note 7), the Cyprus Subsidiary has committed to pay the Cyprus government a casino tax of an amount equal to 15% of the gross gaming revenue on a monthly basis and the rate shall not be increased during the period of exclusivity for the Cyprus License.

(c)	Guarantees
Except as disclosed in Notes 11 and 21(b), the Company has made the following significant guarantees as of December 31, 2023:

•	Melco entered into two deeds of guarantee with third parties amounting to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Guarantees - continued

•
In October 2013, one of the Melco’s subsidiaries entered into a trade credit facility agreement for HK$200,000 (equivalent to $25,602) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on August 31, 2023 was further extended to August 31, 2025, and is guaranteed by Studio City Company. As of December 31, 2023, approximately $640 of the Trade Credit Facility had been utilized.

•	Melco Resorts Leisure issued a corporate guarantee of PHP100,000 (equivalent to $1,800) to a bank in respect of a surety bond issued to PAGCOR as disclosed in Note 21(b) under the Regular License.

(d)	Litigation
On December 7, 2021, the Independent Liquor and Gaming Authority in Australia (“ILGA”) commenced proceedings in the Supreme Court of New South Wales against Melco and six individual directors and/or officers of Melco, principally seeking a payment of Australian dollars (“AUD”) 3,676 (equivalent to $2,664) together with (i) the corresponding interest on such amount from August 3, 2020 to the date of judgment, and (ii) ILGA’s legal costs in the proceedings by ILGA allegedly associated with its seeking in its assessment of whether a major change was proposed or occurred as a result of Melco’s acquisition of shares in Crown in 2019. On July 24, 2023, a settlement deed was entered into for full and final settlement of all outstanding claims in respect of such proceedings.
As of December 31, 2023, the Company was a party to certain other legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s consolidated financial statements as a whole.

2 2 .	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2023, 2022 and 2021, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2023	2022	2021
Transactions with affiliated companies

Melco International and its subsidiaries	Revenues and income (services provided by the Company):
	Shared service fee income for corporate office	$2,198	$2,188	$1,345
	Loan interest income	1,238	16,133	—
	Costs and expenses (services provided to the Company):
	Management fee expenses (1)	2,182	1,394	1,749
	Share-based compensation expenses (2)	—	2,865	6,641

(1)	The amount mainly represents management fee expenses for the services provided by the senior management of Melco International and for the operation of the office of Melco’s Chief Executive Officer.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

22.	RELATED PARTY TRANSACTIONS - continued

(2)
The amount represents the share-based compensation expenses related to the grant of certain share-based awards under the Melco International Share Incentive Plan to an employee of the Company. Further information on the share-based compensation arrangements is included in Note 16.

Other Related Party Transactions
As of December 31, 2023, Mr. Lawrence Yau Lung Ho, Melco’s Chief Executive Officer, and his controlled entity; and an independent director of Melco held an aggregate principal amount of $60,000 and $7,591 senior notes issued by subsidiaries of Melco, respectively. As of December 31, 2022, Mr. Lawrence Yau Lung Ho and his controlled entity; and an independent director of Melco held an aggregate principal amount of $60,000 and $8,500 senior notes issued by subsidiaries of Melco, respectively.
In November 2023, an independent director of Melco participated in the Tender Offer and
 a
principal amount of $
909
of the 2020 6.000% SC Notes was purchased by Studio City Finance for a consideration of $

.
During the years ended December 31, 2023, 2022 and 2021, total interest expense of $3,300, $3,300 and $4,494, in relation to the senior notes issued by a subsidiary of Melco, were paid or payable to Mr. Lawrence Yau Lung Ho and his controlled entity, respectively. During the years ended December 31, 2023, 2022 and 2021, total interest expense of $519, $497 and $316, in relation to the senior notes issued by subsidiaries of Melco, were paid or payable to an independent director of Melco, respectively.

(a)	Receivables from Affiliated Companies
The outstanding balances mainly arising from operating income or prepayment of operating expenses on behalf of the affiliated companies as of December 31, 2023 and 2022 are unsecured, non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2023	2022

Melco International and its subsidiaries and joint venture	$728	$563
Oth er	69	67

	$797	$630

(b)	Payables to Affiliated Companies
The outstanding balances mainly arising from operating expenses and expenses paid by affiliated companies on behalf of the Company as of December 31, 2023 and 2022, are unsecured, non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2023	2022

Melco International and its subsidiaries	$377	$761

(c)	Receivables from an Affiliated Company, Non-current
On March 28, 2022, Melco entered into a facility agreement (the “Facility Agreement”) with Melco International pursuant to which a $250,000 revolving loan facility was granted by Melco as lender to Melco International as borrower for a period of 12 months after the first utilization date (the last day of

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

22.	RELATED PARTY TRANSACTIONS - continued

(c)	Receivables from an Affiliated Company, Non-current - continued

such period being the “Final Repayment Date”). Melco International could request utilization of all or part of the loan from the date of the Facility Agreement until one month prior to the Final Repayment Date for general corporate purposes of Melco International and its subsidiaries (excluding the Company). Principal amounts outstanding under the Facility Agreement bore interest at an annual rate of 11%, with outstanding principal amounts and accrued interest payable by Melco International on the Final Repayment Date. On December 30, 2022, Melco and Melco International agreed to amend the Final Repayment Date to June 30, 2024, subject to certain conditions. As of December 31, 2022, the outstanding principal amount under the Facility Agreement was $200,000 and the remaining outstanding balance mainly represented the accrued interest payable. No part of the amounts would be repayable within the next twelve months from the balance sheet date and, accordingly, the amounts were shown as non-current assets in the accompanying consolidated balance sheets.

The outstanding principal amount of $
200,000
under the Facility Agreement was fully repaid by Melco International on January
18
,
2023
. The Facility Agreement was terminated on March
10
,
2023
following the settlement of the related accrued loan interest under the Facility Agreement due by Melco International to Melco on the same date.

2 3 .	SEGMENT INFORMATION
The Company is principally engaged in the gaming and hospitality business in Asia and Europe and its principal operating and developmental activities occur in three geographic areas: Macau, the Philippines and Cyprus. The Company monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha, Altira Macau, City of Dreams, Studio City, City of Dreams Manila and City of Dreams Mediterranean and Other. Development projects are included in the Corporate and Other category. Effective from June 12, 2023, with the soft opening of City of Dreams Mediterranean as disclosed in Note 1, the Cyprus Operations segment which previously included the operation of the temporary casino before its closure on June 9, 2023 and the licensed satellite casinos in Cyprus, has been renamed to City of Dreams Mediterranean and Other segment which included the operation of City of Dreams Mediterranean and the licensed satellite casinos in Cyprus. Effective from June 27, 2022, the Grand Dragon Casino, which was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment as a result of the change of terms of the right-to-use agreement for the Grand Dragon Casino. Grand Dragon Casino’s total assets of
$4,966
were included in the Corporate and Other segment as of December 31, 2021. Grand Dragon Casino’s operating revenues of
$24,189
were included in the Corporate and Other segment during the year ended December 31, 2021.

F-
7
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2 3 .	SEGMENT INFORMATION - continued

The Company’s segment information for total assets and capital expenditures is as follows:

Total Assets	December 31,
	2023	2022	2021
Macau:

Mocha and Other	$135,256	$122,499	$121,214
Altira Macau	77,631	239,575	266,161
City of Dreams	2,720,571	2,641,875	2,942,233
Studio City	3,705,391	3,924,262	3,668,526

Sub-total	6,638,849	6,928,211	6,998,134
The Philippines:
City of Dreams Manila	418,594	381,579	576,794
Cyprus:
City of Dreams Mediterranean and Other	742,450	565,663	451,771
Corporate and Other	535,179	1,426,331	856,991

Total consolidated assets	$8,335,072	$9,301,784	$8,883,690

Capital Expenditures	Year Ended December 31,
	2023	2022	2021
Macau:
Mocha and Other	$4,590	$1,704	$1,368
Altira Macau	3,892	3,303	6,123
City of Dreams	22,259	21,684	52,520
Studio City	73,452	429,362	505,783

Sub-total	104,193	456,053	565,794
The Philippines:
City of Dreams Manila	24,970	4,986	22,912
Cyprus:
City of Dreams Mediterranean and Other	108,214	131,419	186,361
Corporate and Other	15,113	5,956	7,083

Total capital expenditures	$252,490	$598,414	$782,150

F-
7
9

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2 3 .	SEGMENT INFORMATION - continued

The Company’s segment information and reconciliation to net loss attributable to Melco Resorts & Entertainment Limited is as follows:

	Year Ended December 31,
	2023	2022	2021
Operating revenues
Macau:
Mocha and Other	$117,700	$76,403	$84,954
Altira Macau	110,825	32,615	56,205
City of Dreams	1,930,483	559,684	1,146,919
Studio City	958,354	175,983	372,277

Sub-total	3,117,362	844,685	1,660,355
The Philippines:
City of Dreams Manila	495,097	396,392	268,597
Cyprus:
City of Dreams Mediterranean and Other	159,359	91,255	52,631
Corporate and Other	3,429	17,645	30,773

Total operating revenues	$3,775,247	$1,349,977	$2,012,356

Adjusted property EBITDA (1)
Macau:
Mocha and Other	$27,286	$10,291	$17,054
Altira Macau	(1,277)	(43,020)	(53,974)
City of Dreams	576,313	(32,160)	201,954
Studio City	206,790	(105,164)	(20,490)

Sub-total	809,112	(170,053)	144,544
The Philippines:
City of Dreams Manila	205,452	146,926	88,962
Cyprus:
City of Dreams Mediterranean and Other	27,500	23,696	1,593

Total adjusted property EBITDA	1,042,064	569	235,099

Operating costs and expenses:
Payments to the Philippine Parties	(42,451)	(28,894)	(26,371)
Pre-opening costs	(43,994)	(15,585)	(4,157)
Development costs	(1,202)	—	(30,677)
Amortization of gaming subconcession	—	(32,785)	(57,276)
Amortization of land use rights	(22,670)	(22,662)	(22,832)
Depreciation and amortization	(520,726)	(466,492)	(499,739)
Land rent to Belle	(1,911)	(2,318)	(2,848)
Share-based compensation	(35,473)	(71,809)	(67,957)
Property charges and other	(228,437)	(39,982)	(30,575)
Corporate and Other expenses	(80,241)	(63,147)	(70,118)

Total operating costs and expenses	(977,105)	(743,674)	(812,550)

Operating income (loss)	$64,959	$(743,105)	$(577,451)

F-8
0

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

23.	SEGMENT INFORMATION - continued

	Year Ended December 31,
	2023	2022	2021
Non-operating income (expenses):
Interest income	$23,305	$26,458	$6,618
Interest expense, net of amounts capitalized	(492,391)	(376,722)	(350,544)
Other financing costs	(4,372)	(6,396)	(11,033)
Foreign exchange gains, net	2,232	3,904	4,566
Other income, net	2,748	3,930	3,082
Gain (loss) on extinguishment of debt	1,611	—	(28,817)

Total non-operating expenses, net	(466,867)	(348,826)	(376,128)

Loss before income tax	(401,908)	(1,091,931)	(953,579)
Income tax expense	(13,422)	(5,236)	(2,885)

Net loss	(415,330)	(1,097,167)	(956,464)
Net loss attributable to noncontrolling interests	88,410	166,641	144,713

Net loss attributable to Melco Resorts & Entertainment Limited	$(326,920)	$(930,526)	$(811,751)

(1)
“Adjusted property EBITDA” is net loss before interest, taxes, depreciation, amortization, pre-opening
costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle, Corporate and Other expenses, and other non-operating
income and expenses. The Company uses Adjusted property EBITDA to measure the operating performance of Mocha and Other, Altira Macau, City of Dreams, Studio City, City of Dreams Manila and City of Dreams Mediterranean and Other and to compare the operating performance of its properties with those of its competitors.

The Company’s geographic information for long-lived assets is as follows:
Long-lived Assets

	December 31,
	2023	2022	2021
Macau	$5,752,786	$6,068,502	$6,080,616
The Philippines	118,495	141,765	341,307
Cyprus	663,633	485,570	378,738
Hong Kong and other foreign countries	30,452	29,871	32,972

Total long-lived assets	$6,565,366	$6,725,708	$6,833,633

2 4 .	CHANGES IN SHAREHOLDINGS OF SUBSIDIARIES
The Philippine subsidiaries
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

F-8
1

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2 4 .	CHANGES IN SHAREHOLDINGS OF SUBSIDIARIES - continued
The Philippine subsidiaries
 - continued

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
During the years ended December 31, 2023, 2022 and 2021, the Company through its subsidiaries, purchased 10.111, 50.906 and 123.103 common shares of MRP at a total consideration of PHP36,651 (equivalent to $671), PHP175,173 (equivalent to $
3,310
) and PHP440,032 (equivalent to $
8,518
) from the noncontrolling interests, which increased Melco’s shareholding in MRP and the Company recognized a decrease of $582, $2,952 and $6,951 in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of the noncontrolling interest in MRP, respectively.
The Company retains its controlling financial interests in MRP before and after the above transactions.
Studio City International
During February and March 2022, Studio City International, respectively, announced and completed a series of private offers of its 400,000,000 Class A ordinary shares to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting to $300,000, of which $134,944 was from noncontrolling interests (the “2022 Private Placements”). The 2022 Private Placements increased Melco’s shareholding in Studio City International and the Company recognized an increase of $879 in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of the noncontrolling interest in Studio City International.
The Company retains its controlling financial interest in Studio City International before and after the above transactions.
The schedule below discloses the effects of changes in Melco’s ownership interest in MRP and Studio City International on its equity:

	Year Ended December 31,
	2023	2022	2021

Net loss attributable to Melco Resorts & Entertainment Limited	$(326,920)	$(930,526)	$(811,751)
Transfers (to) from noncontrolling interests:
The Philippine subsidiaries
Decrease in additional paid-in capital resulting from purchases of common shares of MRP from the open market	(582)	(2,952)	(6,951)
Studio City International
Increase in additional paid-in capital resulting from the private placements	—	879	—

Changes from net loss attributable to Melco Resorts & Entertainment Limited’s shareholders and transfers from noncontrolling interests	$(327,502)	$(932,599)	$(818,702)

F-
8
2

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$61,345	$7,407
Receivables from affiliated companies	1,064	779
Receivables from subsidiaries	198,910	157,737
Prepaid expenses and other current assets	8,619	9,527

Total current assets	269,938	175,450

Investments in subsidiaries	—	423,520
Receivables from an affiliated company	—	216,333
Receivables from subsidiaries	673,729	165,056

Total assets	$943,667	$980,359

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	$7,954	$26,811
Income tax payable	12,536	1,417
Payables to an affiliated company	103	75
Payables to subsidiaries	268,656	260,720

Total current liabilities	289,249	289,023

Investments deficit in subsidiaries	511,449	—
Other long-term liabilities	54	227
Payables to subsidiaries	1,430,195	1,541,434

Total liabilities	2,230,947	1,830,684

Shareholders’ deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,404,679,067 and 1,445,052,143 shares issued; 1,311,270,775 and 1,335,307,327 shares outstanding, respectively	14,047	14,451
Treasury shares, at cost; 93,408,292 and 109,744,816 shares, respectively	(255,068)	(241,750)
Additional paid-in capital	3,109,212	3,218,895
Accumulated other comprehensive losses	(98,599)	(111,969)
Accumulated losses	(4,056,872)	(3,729,952)

Total shareholders’ deficit	(1,287,280)	(850,325)

Total liabilities and shareholders’ deficit	$943,667	$980,359

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,
	2023	2022	2021
Operating revenues	$84,130	$15,340	$9,547

Operating costs and expenses:
General and administrative	(34,342)	(50,532)	(51,285)
Development costs	—	—	(32,000)
Property charges and other	(1,244)	(406)	(956)

Total operating costs and expenses	(35,586)	(50,938)	(84,241)

Operating income (loss)	48,544	(35,598)	(74,694)

Non-operating income (expenses):
Interest income	4,991	16,151	20
Interest expense	(19,366)	(3,165)	—
Foreign exchange gains, net	1,496	7,437	6,211
Other income, net	7,302	11,220	15,092
Share of results of subsidiaries	(358,767)	(922,771)	(755,678)

Total non-operating expenses, net	(364,344)	(891,128)	(734,355)

Loss before income tax	(315,800)	(926,726)	(809,049)
Income tax expense	(11,120)	(3,800)	(2,702)

Net loss	$(326,920)	$(930,526)	$(811,751)

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,
	2023	2022	2021
Net loss	$(326,920)	$(930,526)	$(811,751)
Other comprehensive income (loss):
Foreign currency translation adjustments	13,370	(35,961)	(64,676)

Other comprehensive income (loss)	13,370	(35,961)	(64,676)

Total comprehensive loss	$(313,550)	$(966,487)	$(876,427)

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net cash provided by (used in) operating activities	$70,894	$86,252	$(21,401)

Cash flows from investing activities:
Payments of advances to subsidiaries	(528,794)	(215,613)	(20,005)
Proceeds from advances repayment from subsidiaries	75,041	—	—
Proceeds from loan repayment from an affiliated company	200,000	—	—
Proceeds from transfer of intangible asset	519,000	—	—
Payment of loan to an affiliated company	—	(200,000)	—

Net cash provided by (used in) investing activities	265,247	(415,613)	(20,005)

Cash flows from financing activities:
Repayments of loans or advances from subsidiaries	(270,593)	—	—
Repurchase of shares	(169,836)	(189,161)	(52,026)
Proceeds from loans or advances from subsidiaries	158,000	521,860	54,187
Proceeds from exercise of share options	226	—	7,101

Net cash (used in) provided by financing activities	(282,203)	332,699	9,262

Increase (decrease) in cash and cash equivalents	53,938	3,338	(32,144)
Cash and cash equivalents at beginning of year	7,407	4,069	36,213

Cash and cash equivalents at end of year	$61,345	$7,407	$4,069

Supplemental cash flow disclosures:
Assignment of advance to subsidiary to offset with advance from subsidiary	$—	$—	$235,897
Capitalization of advance to subsidiary as investment in subsidiary	$—	$—	$235,897

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO FINANCIAL STATEMENT SCHEDULE 1
(In thousands)

1.
Schedule 1 has been provided pursuant to the requirements of Rule
12-04(a)
and
4-08(e)(3)
of Regulation
S-X,
which require condensed financial information as to financial position, cash flows and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2023, approximately $740,000 of the restricted net assets were not available for distribution and as such, the condensed financial information of
Melco
has been presented for the years ended December 31, 2023, 2022 and 2021.
Melco
received no cash dividends from its subsidiary during the years ended December 31, 2023, 2022 and 2021.

2.	Basis of Presentation
The accompanying condensed financial information has been prepared using the same accounting policies as set out in Melco’s consolidated financial statements except that the parent company has used the equity method to account for its investments in subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in Accounting Standards Codification 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as ‘‘Investments in subsidiaries” or “Investments deficit in subsidiaries” and the subsidiaries’ profit or loss as ‘‘Share of results of subsidiaries” on the Condensed Statements of Operations. Ordinarily, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule 1, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

F-
8
7