Form 20-F
period 2024-12-31
Melco Resorts & Entertainment LTD
filed 2025-03-21
CIK 1381640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
1,276,540,382 ordinary shares outstanding as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule
 405 of the Securities Act.

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

☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§
240.10D-1(b).

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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•

“2013 Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to US$1.3 billion) and a revolving credit facility of HK$775,420,000 (equivalent to US$100 million), and was amended, restated and extended by the 2016 Studio City Senior Secured Credit Facility;

•

“2015 Credit Facilities” refers to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500.0 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to US$0.1 million) which remains outstanding under the term loan facility, with a maturity date extended to June 24, 2026, and the HK$1.0 million (equivalent to US$0.1 million) revolving credit facility commitment which remains available under the revolving credit facility, all other commitments under the 2015 Credit Facilities were canceled;

•

“2020 Credit Facilities” refers to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One, our subsidiary and as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for an initial term of five years, and which has been amended and restated under the 2023 Amendment and Restatement and the 2024 Amendment and Restatement, and the overall commitments in respect of which have been increased by HK$387.5 million (equivalent to US$49.8 million) pursuant to the establishment of an incremental facility in February 2025;

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2016 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, with the maturity date of August 29, 2029, and which was amended, restated and extended on November 29, 2024;

•

“2016 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2013 Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on November 30, 2021, and was amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

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

•

“2024 Amendment and Restatement” refers to the Second Amendment and Restatement Agreement dated April 8, 2024 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend, among other things, the maturity date of the 2020 Credit Facilities to April 29, 2027;

•

“2024 Studio City Senior Secured Credit Facility” refers to the senior secured credit facilities agreement, dated November 29, 2024, entered into between, among others, Studio City Investments, as parent, Studio City Company, as borrower, and certain subsidiaries as guarantors, pursuant to which lenders have made available to Studio City Company HK$1.945 billion (equivalent to US$250.3 million) in revolving credit facilities for a term of five years with an option to increase the commitments in an amount not exceeding US$100.0 million, subject to the satisfaction of certain conditions precedent;

•

“2025 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 issued by Melco Resorts Finance, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 and US$350.0 million in aggregate principal amount was issued on July 3, 2017;

•

“2025 Studio City Notes” refers to the US$500 million aggregate principal amount of 6.00% senior notes due 2025 issued by Studio City Finance on July 15, 2020, of which US$221.6 million in aggregate principal amount remains outstanding as of March 14, 2025;

•

“2025 Studio City Notes Tender Offer (2023)” refers to the conditional tender offer by Studio City Finance pursuant to which it purchased for cash an aggregate principal amount of US$100.0 million of the outstanding 2025 Studio City Notes in November 2023;

•

“2025 Studio City Notes Tender Offer (2024)” refers to the conditional tender offer by Studio City Finance pursuant to which it purchased for cash an aggregate principal amount of US$100.0 million of the outstanding 2025 Studio City Notes in April 2024;

•	“2026 Senior Notes” refers to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 issued by Melco Resorts Finance on April 26, 2019;

•	“2027 Senior Notes” refers to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 issued by Melco Resorts Finance on July 17, 2019;

•	“2027 Studio City Notes” refers to the US$350.0 million aggregate principal amount of 7.00% senior secured notes due 2027 issued by Studio City Company on February 16, 2022;

•

“2028 Senior Notes” refers to the US$850 million aggregate principal amount of 5.750% senior notes due 2028 issued by Melco Resorts Finance, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 and US$350.0 million in aggregate principal amount was issued on August 11, 2020;

•	“2028 Studio City Notes” refers to the US$500 million aggregate principal amount of 6.50% senior notes due 2028 issued by Studio City Finance on July 15, 2020;

•

“2029 Senior Notes” refers to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 issued by Melco Resorts Finance, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 and US$250.0 million in aggregate principal amount was issued on January 21, 2021;

•

“2029 Studio City Notes” refers to the US$1.1 billion aggregate principal amount of 5.00% senior notes due 2029 issued by Studio City Finance, of which US$750.0 million in aggregate principal amount was issued on January 14, 2021 and US$350.0 million in aggregate principal amount was issued on May 20, 2021;

•	“2032 Senior Notes” refers to the US$750.0 million aggregate principal amount of 7.625% senior notes due 2032 issued by Melco Resorts Finance on April 17, 2024;

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“Altira Resorts” refers to our subsidiary, Altira Resorts Limited (formerly known as Altira Developments Limited), a Macau company through which we hold the land and building for Altira Macau and operate hotel and certain other non-gaming businesses at Altira Macau;

•	“Bluehaven Services” refers to our subsidiary, Bluehaven Services (Private) Limited, a company incorporated in Sri Lanka;

•	“board” and “board of directors” refer to the board of directors of our Company or a duly constituted committee thereof;

•	“CGC” means the Cyprus Gaming and Casino Supervision Commission;

•

“China” refers to the People’s Republic of China, including the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and the Macau Special Administrative Region of the People’s Republic of China (“Macau” or “Macau SAR”), except when referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China. The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau;

•

“City of Dreams” refers to an integrated resort located in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau, which currently features gaming areas and luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•	“City of Dreams Manila” refers to an integrated resort located within Entertainment City, Manila;

•	“City of Dreams Mediterranean” refers to an integrated resort located in Limassol, Cyprus;

•	“City of Dreams Sri Lanka” refers to an integrated resort located in Colombo, Sri Lanka;

•

“COD Resorts” refers to our subsidiary, COD Resorts Limited (formerly known as Melco Crown (COD) Developments Limited), a Macau company through which we hold the land and buildings for City of Dreams, operate hotel and certain other non-gaming businesses at City of Dreams and provide shared services within the Company;

•

“Concession Contract” refers to the concession contract executed between the Macau SAR and Melco Resorts Macau on December 16, 2022, that provides for the terms and conditions of the concession granted to Melco Resorts Macau, which expires on December 31, 2032;

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

•	“LKR” and “Sri Lankan rupee(s)” refer to the legal currency of Sri Lanka;

•	“MCO Nominee One” refers to our subsidiary, MCO Nominee One Limited;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Melco International;

•	“Melco Philippine Parties” refers to Melco Resorts Leisure, MPHIL Holdings No. 1 and MPHIL Holdings No. 2;

•	“Melco Resorts Finance Notes” refers to, collectively, the 2025 Senior Notes, the 2026 Senior Notes, the 2027 Senior Notes, the 2028 Senior Notes, the 2029 Senior Notes and the 2032 Senior Notes;

•	“Melco Resorts Finance” refers to our subsidiary, Melco Resorts Finance Limited (formerly known as MCE Finance Limited), a Cayman Islands exempted company with limited liability;

•

“Melco Resorts Leisure” refers to our subsidiary, Melco Resorts Leisure (PHP) Corporation (formerly known as MCE Leisure (Philippines) Corporation), a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Philippine License;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited), a Macau company and the holder of our gaming concession;

•	“Mocha Clubs” refers to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“MOP” and “Pataca(s)” refer to the legal currency of Macau;

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

•	“Nobu Manila” refers to the hotel development located in City of Dreams Manila branded as Nobu Hotel Manila;

•	“Nüwa Manila” refers to the hotel development located in City of Dreams Manila branded as Nüwa Hotel Manila, formerly branded as the Crown Towers hotel;

•	“our concession” and “our gaming concession” refer to the Macau gaming concession held by Melco Resorts Macau, effective from January 1, 2023 until December 31, 2032;

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

•	“Philippine Licensees” refers to holders of the Philippine License, which include the Melco Philippine Parties and the Philippine Parties;

•	“Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.;

•	“PHP” and “Philippine peso(s)” refer to the legal currency of the Philippines;

•	“RMB” and “Renminbi” refer to the legal currency of mainland China;

•	“SC ADSs” refers to the American depositary shares of SCI, each of which represents four Class A ordinary shares of SCI;

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

•

“Sri Lanka License” refers to the casino business license dated March 27, 2024 issued by the Sri Lanka Ministry of Finance, Economic Stabilization & National Policies to Bluehaven Services for the operation of a casino at City of Dreams Sri Lanka and valid from April 1, 2024 to March 31, 2044;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment Limited, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 and as of December 31, 2024 and 2023.

Certain monetary amounts, percentages, and other figures included in this report have been subject to rounding adjustments. Certain other amounts that appear in this Annual Report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or a corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip patron who is a direct customer of the concessionaire and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

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

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	general domestic or global political and economic conditions, including in China, which may impact levels of travel, leisure and consumer spending;

•	our ability to successfully operate our casinos;

•	our ability to obtain or maintain all required governmental approvals, authorizations and licenses for our operations;

•	our compliance with conditions and covenants under the existing and future indebtedness;

•	capital and credit market volatility;

•	our ability to raise additional capital, if and when required;

•	our future business development, results of operations and financial condition;

•	fluctuations in the gaming and leisure market in Macau, the Philippines, Cyprus and Sri Lanka;

•	the liberalization of travel restrictions on mainland China citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from mainland China;

•	the availability of credit for gaming patrons;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau, the Philippines, Cyprus and Sri Lanka;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	fluctuations in occupancy rates and average daily room rates in Macau, the Philippines, Cyprus and Sri Lanka;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	our ability to protect our intellectual property rights;

•	increased competition from other casino hotel and resort projects in Macau and elsewhere in Asia, including the other concessionaires in Macau;

•	City of Dreams Sri Lanka and any new projects and new ventures that we may pursue in or outside of Macau, the Philippines, Cyprus or Sri Lanka;

•	construction cost estimates and completion time estimates for our development projects, including projected variances from budgeted costs and timing;

•

government policies, laws and regulations relating to the leisure and gaming industry, including the implementation of the amended gaming law in Macau, and the legalization of gaming in other jurisdictions;

•	significantly increased regulatory scrutiny on Macau gaming promoters’ operations that has resulted in the cessation of business by many gaming promoters in Macau;

•	the completion of infrastructure projects in Macau, the Philippines, Cyprus and Sri Lanka;

•	our ability to retain and gain new customers;

•	our ability to offer new services and attractions;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for our services and market acceptance of our brands and businesses;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

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

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, whereas our current expenses are denominated predominantly in Patacas, H.K. dollars, the Philippine peso, the Euros and the Sri Lankan rupees. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this annual report on Form 20-F were made at a rate of HK$7.763493 to US$1.00.

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

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Patacas to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP7.996418 to US$1.00. This annual report on Form 20-F also contains translations of certain Renminbi, Euro, Philippine peso and Singapore dollar amounts into U.S. dollars. Unless otherwise stated, all translations from Renminbi, Euros, Philippine pesos and Singapore dollars to U.S. dollars in this annual report on Form 20-F were made at RMB7.316092 to US$1.00, EUR0.961097 to US$1.00, PHP58.014736 to US$1.00, SGD1.359573 to US$1.00 and LKR292.568754 to US$1.00, respectively.

We make no representation that any RMB, EUR, PHP, SGD, LKR or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB or EUR or PHP or SGD or LKR, as the case may be, at any particular rate or at all.

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

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Melco Resorts & Entertainment Limited is a Cayman Islands holding company. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines, Cyprus and Sri Lanka.

We conduct our operations primarily in Macau, as well as in Cyprus and the Philippines. Our principal executive offices are located in Singapore and Hong Kong. Our operations in mainland China are currently limited to a wholly-owned subsidiary that hosts the domain names of our mainland China websites and other online platforms which promote our non-gaming amenities in mainland China, and we do not have any material assets or operations in mainland China. We have no variable interest entities in our corporate structure.

We face various legal and operational risks and uncertainties as a company primarily operating in Macau, Cyprus and the Philippines. Since we derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, mainland China, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments in mainland China. Actions by the mainland China government can also significantly affect our business by, for example, placing limits on the ability of mainland China residents to travel or remit currency outside of mainland China or by restricting gaming-related marketing activities in mainland China. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — Policies, campaigns and measures adopted by the mainland China and/or Macau governments from time to time could materially and adversely affect our operations.”

The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau. The mainland China government may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the mainland China government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in mainland China can change quickly with little or no advance notice. See “— Risks Relating to Our Business and Operations — Changes in laws, regulations and policies in mainland China and uncertainties in the legal systems in mainland China may expose us to risks. In addition, rules and regulations in mainland China can change quickly with little advance notice” and “— The mainland China government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.”

We also face risks associated with interpretations of or changes to gaming laws in the markets in which we operate, including the interpretation of the amended gaming law in Macau, as well as the continued ability by the U.S. Public Company Accounting Oversight Board, or PCAOB, to inspect our auditors.

Permissions, Approvals, Licenses, Certificates and Permits Required from Mainland China, Hong Kong and Macau Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors

As of the date of this annual report, we have obtained the requisite permissions, approvals, licenses, certificates and permits from mainland China, Hong Kong and Macau government authorities that are material for our business operations in those jurisdictions, including in particular our gaming concession in Macau which is required to operate gaming operations in that jurisdiction, and none have been denied. See “Item 4. Information on the Company — B. Business Overview — Regulations” for a detailed discussion on the concession in Macau.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and enforcement practice by mainland China government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. In addition, rules and regulations in mainland China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede our ability to obtain or maintain certificates, permits or licenses required to conduct business in mainland China. In the absence of required certificates, permits or licenses, governmental authorities could impose material sanctions or penalties on us.

Furthermore, in connection with our issuance of securities to foreign investors, under current mainland China laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the China Securities Regulatory Commission, or the CSRC, or required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. In addition, we have not been asked to obtain such permissions by any mainland China authority or received any denial to do so. However, the mainland China government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us and may do so in the future. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we incorrectly conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other mainland China regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of mainland China, limit our ability to list on stock exchanges outside of mainland China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Cash Flows Through Our Organization

Cash from financing and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities, capital expenditures and investing activities. Cash from financing and operations within our group is primarily transferred between our subsidiaries through intercompany loan arrangements or equity capital contributions. In 2024, excluding cash transferred for the purpose of the settlement of intragroup charges for operating activities, cash transferred to our holding company, Melco Resorts & Entertainment Limited, from its subsidiaries for repayment of advances amounted to US$7.8 million, while cash transferred from our holding company to its subsidiaries in the form of advances amounted to US$20.3 million and repayments of loans or advances amounted to US$20.0 million, respectively. Dividend payments of US$121.0 million were received from our Macau operating subsidiary in 2024, and no dividend payments were made to our shareholders in 2024, including holders of our ordinary shares with an address of record known to us to be in the United States (which includes all holders of our ADRs, which are traded on Nasdaq in the United States). See also “Item 4. Information on the Company — B. Business Overview — Tax” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that Melco Resorts Macau must notify the Chief Executive of Macau five business days in advance of any decision related to dividend distribution in an amount greater than MOP500 million (equivalent to approximately US$62.5 million), seek Macau government consent to grant or receive any loan in the amount of MOP100 million (equivalent to approximately US$12.5 million) and our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries and authorization is required in the Philippines for inward and outward transfers of Philippine pesos above a certain amount. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

Our board will continue to review from time to time our dividend policy as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions. We cannot assure you that we will make any dividend payments on our shares in the future. Except as permitted under the Companies Act, as amended, of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, Studio City Notes, 2021 Studio City Senior Secured Credit Facility, 2024 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs — We cannot assure you that we will make dividend payments in the future” and “— Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

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

Risks Relating to Our Business and Operations

•	Risks relating to generating a substantial portion of revenues and cash from Macau and the Philippines.

•	Risks relating to operating in a highly regulated industry.

•	Risks relating to regional political, social, economic and legal and regulatory risks in Macau, the Philippines, Cyprus and Sri Lanka, and uncertainties in the legal systems in mainland China.

•	Risks relating to inadequate transportation infrastructure that may hinder increase in visitation to our properties.

•	Risks relating to natural disasters and extreme weather phenomena.

•	Risks relating to facing intense competition.

•	Risks relating to dependence on the continued efforts of our senior management and retaining qualified personnel.

•	Risks relating to inadequate insurance coverage.

•	Risks relating to operating in the gaming industry, including risk of cheating and counterfeiting, inability to collect receivables from credit customers.

•	Risks relating to mergers, acquisitions, strategic transactions, investments, divestments and developing new branded products or entering into new business lines.

•	Risks relating to fluctuations in currency exchange rates of currencies used in our business and availability of credit.

•	Risks relating to failure to comply with anti-corruption laws and anti-money laundering policies.

•	Risks relating to cybersecurity and failure to protect the integrity and security of data, including customer information.

•

Risks relating to having a significant majority of operations in Macau, uncertainties in the legal systems in mainland China, and policies, campaigns and measures adopted by the mainland China and/or Macau governments from time to time.

•	Risks relating to protection or alleged infringement of intellectual property rights.

•	Risks relating to environmental, social and governance and sustainability related concerns.

•	Risks relating to our significant projects in various phases of development, including construction risks.

Risks Relating to Operating in the Gaming Industry in Macau

•	Risks relating to the Melco Resorts Macau’s Concession Contract.

•	Risks relating to restrictions on export of Renminbi.

•	Risks relating to adverse changes or developments in gaming laws or other regulations in Macau.

•	Risks relating to the interpretation of the Macau gaming law amended in 2022 and related laws and their implementation by the Macau government.

Risks Related to Operating in the Gaming Industry in the Philippines

•	Risks related to tenancy relationships as the land and buildings comprising the site of City of Dreams Manila are leased.

•	Risks relating to the regulatory requirements for and restrictions on the operation of City of Dreams Manila.

•	Risks relating to a suspension of VIP gaming operations at City of Dreams Manila under certain circumstances.

Risks Relating to Operating in the Gaming Industry in Cyprus

•	Risks relating to our short operating history in Cyprus.

•	Risks relating to the continued cooperation of The Cyprus Phassouri (Zakaki) Limited for the operation of City of Dreams Mediterranean and the Cyprus Casinos.

•	Risks relating to the regulatory requirements for and restrictions on our operations in Cyprus.

Risks Relating to Operating in the Gaming Industry in Sri Lanka

•	Risks relating to the continued cooperation of John Keells Holdings PLC (“John Keells”) for our operations in Sri Lanka.

•	Risks relating to the regulatory requirements for and restrictions on our operations in Sri Lanka.

Risks Relating to Our Corporate Structure and Ownership

•	Risks relating to the substantial influence our controlling shareholder has over us.

•	Risks relating to competing with Melco International on casino projects.

•	Risks relating to SCI’s ability to remain in compliance with the New York Stock Exchange requirements for its continued listing.

Risks Relating to Our Financing and Indebtedness

•	Risks relating to our current, projected and potential future indebtedness and our need for additional financing.

•	Risks relating to the inability to generate sufficient cash flow to meet our debt service obligations.

•	Risks relating to compliance with credit facilities and debt instruments.

Risks Relating to Our Business and Operations

The operating history of some of our businesses may not serve as an adequate basis to judge our future operating results and prospects.

The operating history of some of our businesses is shorter than some of our competitors and therefore may not serve as an adequate basis for your evaluation of our business and prospects. For example, Studio City Phase 2 progressively opened in April and September of 2023 and City of Dreams Mediterranean opened to the public in July 2023.

We face certain risks, expenses and challenges in operating gaming businesses in intensely competitive markets. Some of the risks relate to our ability to:

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	respond to economic uncertainties and global or regional health events;

•	comply with covenants under our existing and future debt issuances and credit facilities;

•	raise additional capital, as required;

•	respond to changing financing requirements;

•	operate, support, expand and develop our operations and our facilities;

•	attract and retain customers and qualified employees;

•	maintain effective control of our operating costs and expenses;

•

maintain internal personnel, systems, controls and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;

•	respond to competitive and/or deteriorating market conditions;

•	respond to changes in our regulatory environment and government policies; and

•	continue to operate Mocha Clubs and Grand Dragon Casino after the end of the three-year transition period at December 31, 2025 for the operation of gaming in third-party owned properties.

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

We primarily depend on our properties in Macau and City of Dreams Manila and, to a lesser degree, City of Dreams Mediterranean for our cash flow. Given that our operations are and will be primarily conducted based on our principal properties in Macau, one property in Manila and one property and three satellite casinos in Cyprus, we are and will be subject to greater risks resulting from limited diversification of our businesses and sources of revenues as compared to gaming companies with more operating properties in various geographic regions. These risks include, but are not limited to:

•	changes in Macau, mainland China, Philippine and Cypriot laws and regulations, including gaming laws and regulations or interpretations thereof, as well as mainland China travel and visa policies;

•	dependence on the gaming, tourism and leisure market in Macau, the Philippines and Cyprus;

•	limited diversification of businesses and sources of revenues;

•

a decline in air, land or ferry passenger traffic to Macau, the Philippines or Cyprus from mainland China and other areas or countries due to higher ticket costs, fears concerning travel, travel restrictions or otherwise, including as a result of outbreaks of widespread health epidemics or pandemics;

•	a decline in economic and political conditions in Macau, mainland China, the Philippines, Cyprus, Asia, Europe or the Middle East;

•	an increase in competition within the gaming industry in Macau, the Philippines, Cyprus or generally in Asia or in Europe;

•	inaccessibility to Macau, the Philippines or Cyprus due to inclement weather, road construction or closure of primary access routes;

•	austerity measures imposed now or in the future by the governments in mainland China or other countries in Asia or in Europe;

•	tightened control of cross-border fund transfers, foreign exchange and/or anti-money laundering regulations or policies effected by the mainland China, Macau, Philippine and/or Cyprus governments;

•	any enforcement or legal measures taken by the mainland China government to deter gaming activities and/or marketing thereof;

•

natural and other disasters, including typhoons, earthquakes, volcano eruptions, outbreaks of infectious diseases, terrorism, violent criminal activities or disruption affecting Macau, the Philippines or Cyprus;

•	lower than expected rate of increase or decrease in the number of visitors to Macau, the Philippines or Cyprus;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau, the Philippines and the Cypriot markets;

•	government restrictions on growth of gaming markets, including policies on gaming table and electronic gaming machine allocation and caps; and

•	a decrease in gaming activities and other spending at our properties.

Any of these developments or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

The renewal of a land concession is subject to compliance with certain legal requirements. In the event of any failure to meet such legal requirements, we could be forced to forfeit all or part of our investment in City of Dreams, along with our interest in the land on which City of Dreams is located and the building and structures on such land.

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

In the event that we do not timely meet the legal and administrative requirements to enable the renewal of the land concession, we could lose all or substantially all of our investment in City of Dreams, including our interest in the land and building and may not be able to continue to operate City of Dreams as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition. See also “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Land Regulations.”

Studio City Casino is operated by us through the Studio City Casino Agreement under our concession. Changes in Macau’s gaming law or the requirements applicable to the concession granted to us by the Macau government could necessitate amendments to or the termination of the Studio City Casino Agreement, which may have a material adverse effect on the operation of the Studio City Casino.

Melco Resorts Macau and our subsidiary, Studio City Entertainment Limited, or Studio City Entertainment, have entered into the Studio City Casino Agreement since Studio City Entertainment does not hold a gaming license in Macau. Under such arrangements, Melco Resorts Macau pays gaming taxes and the costs incurred in connection with its on-going operations from Studio City Casino’s gross gaming revenues. Studio City Entertainment receives the residual amount and recognizes such residual amount as revenue arising from the Studio City Casino Agreement.

Any changes in Macau’s gaming law or other requirements applicable to the concession granted to us by the Macau government that necessitate amendments to, or termination of, the Studio City Casino Agreement, may have a material adverse effect on the operation of the Studio City Casino and, in turn, affect our financial condition and results of operations.

Our business is subject to regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitations to our properties and have a material adverse effect on our results of operations.

The strength and profitability of our business will depend on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities in Europe, the United States, South and Southeast Asia and elsewhere, the military conflict between Russia and Ukraine, the Israel-Hamas conflict and other conflicts in the Middle East, social events, natural disasters such as typhoons, tsunamis and earthquakes, and outbreaks of widespread health epidemics or pandemics have had and may continue to negatively affect travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts or events may affect us, directly or indirectly, in the future. See also “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations” and “— Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners and our ability to accept certain customers, which could materially and adversely affect our competitiveness and business operations.”

We derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, mainland China. Accordingly, our results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in Macau and mainland China and our business is sensitive to the willingness and ability of our customers to travel. In particular, our operating results may be adversely affected by:

•	changes in Macau’s and mainland China’s political, economic and social conditions, including any slowdown in economic growth in mainland China;

•	tightening of travel or visa restrictions to Macau or from mainland China, such as due to outbreaks of infectious diseases, or austerity measures which may be imposed by the mainland China government;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the tax laws and regulations.

For example, our business and operations are affected by the travel or visa restrictions imposed by mainland China on its citizens from time to time. Even before the COVID-19 outbreak, the mainland China government imposed restrictions on exit visas granted to resident citizens of mainland China for travel to Macau. The mainland China government further restricts the number of days that resident citizens of mainland China may spend in Macau for certain types of travel. Such travel and visa restrictions, and any changes imposed by the mainland China government from time to time, could disrupt the number of visitors from mainland China to our properties.

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

In addition, our business and results of operations may be materially and adversely affected by any changes in mainland China’s economy, including any decrease in the pace of economic growth. Various factors have negatively impacted economic growth in mainland China in recent years, including the government’s efforts to cool mainland China’s housing market and disruptions caused by COVID-19 outbreaks, leading to reduced consumer discretionary budget and ultimately affecting their spending on travel and leisure. Moreover, mainland China’s common prosperity drive which started in 2021 aims to narrow the nation’s wealth gap by reducing wealth inequality. Any changes in the income tax rate or government policy which discourages conspicuous consumption may affect the spending patterns of our patrons. All of these measures as well as a number of measures taken by the mainland China government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, may have contributed to a slowdown of mainland China’s economy. According to preliminary estimates from the National Bureau of Statistics of China, mainland China’s GDP growth rate was 5.0% in 2024, which was lower than the 5.4% growth in 2023. Any slowdown in mainland China’s future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and our properties. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in mainland China will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

City of Dreams Manila is located in the Philippines and is subject to certain economic, political and social risks within the Philippines. The Philippines has, in the past, experienced severe political and social instability, including acts of political violence and terrorism. Any future political or social instability in the Philippines could adversely affect the business operations and financial conditions of City of Dreams Manila. Any changes in the policies of the government or laws or regulations, or in the interpretation or enforcement of these laws and regulations, such as anti-smoking policies or legislation, may negatively impact consumption patterns of visitors to City of Dreams Manila and could adversely affect our business operations and financial condition.

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

Our operations in Cyprus are subject to certain economic, political and social risks within Cyprus, particularly in the occupied part of Cyprus, as well as outside of Cyprus due to the ongoing conflicts in the Middle East. There are ongoing political, social and economic issues in Cyprus relating to the division of the island following the Turkish invasion in 1974, with the occupied part of Cyprus controlled by Turkey and its military. These issues have escalated due to the discovery and exploration of natural gas in Cyprus’ economic zones as well as in the economic zones around Cyprus. Turkey has unilaterally created its own economic zones overlapping the Cyprus ones and has initiated exploratory drilling in the area. Any future political or social instability in Cyprus or in the neighboring region could adversely affect the business operations and financial conditions of our casinos in Cyprus, including City of Dreams Mediterranean. Cyprus’ relatively small and open economy means it remains susceptible to rapid changes in economic conditions in the neighboring regions or globally. In addition, changes in government policies, laws or regulations, or in the interpretation or enforcement of these laws and regulations, may negatively impact gaming and non-gaming activities at our facilities in Cyprus, which could adversely affect our business operations and financial condition. For example, an amendment to Cyprus’ anti-money laundering law came into effect on January 1, 2025, prohibiting, in one or a series of related transactions, the trading in goods or the provision of services in amounts exceeding EUR10,000 (equivalent to approximately US$10,405). While there is uncertainty whether such amendment applies to transactions conducted within casinos or satellite casinos, and clarification of such uncertainty has been sought, including by us, if such law were deemed to be applicable to transactions conducted within casinos or satellite casinos, our results of operations in Cyprus may be materially and adversely affected.

Our operations in Sri Lanka are subject to certain risks within Sri Lanka. The Sri Lankan economy has experienced economic challenges, including a default by the Sri Lankan government on its debt obligations in 2022 which required the intervention of the International Monetary Fund, and economic stability remains uncertain. In addition, Sri Lanka has also experienced political and social crises. Any future economic, political or social instability in Sri Lanka could negatively impact our operations in Sri Lanka.

In addition, the global macroeconomic environment continues to face significant challenges, including the continuation of international trade conflicts, such as the trade disputes between the United States and mainland China and the recent escalation of trade tariffs and related retaliatory measures between these two countries and globally.

Tensions between the United States and mainland China have continued to escalate in connection with ongoing trade disputes as well as other political factors. Continued rising political tensions globally could reduce levels of trade, investment, technological exchanges and other economic activities between these two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The introduction of the National Security Law for Hong Kong and the U.S. Department of State’s statements in reaction to it have resulted in a further deterioration in the Sino-U.S. bilateral relationship, which could negatively affect the mainland China economy and its demand for gaming and leisure activities.

Elevated inflation rates globally and in places where we operate may not only weaken discretionary spending of our customers but also increase our operating costs due to possible hikes in salary payments for our staff or key expenditures in our business. In September 2024, the U.S. Federal Reserve lowered the benchmark federal-funds rate for the first time in four years to 5.00% and has continued to lower interest rates in 2024 to the current rate of 4.50%. The direction that the U.S. Federal Reserve will take with regards to its monetary policies is uncertain. Interest rate hikes from one or more central banks across the world to address inflation or other macroeconomic factors would increase the cost of credit throughout global economies, impacting cashflows for both businesses and consumers as they spend more on interest payments which, in turn, reduces the amount available for capital investments and for discretionary consumption. Any developments that adversely impacts global liquidity, heighten market volatility and increase U.S. dollar funding costs resulting in tightened global financial conditions and a prolonged period of volatile and unstable market conditions would likely increase our funding costs and negatively affect our market risk mitigation strategies.

The continued pressure on the mainland China property market since 2022, as well as the deterioration in the mainland China economy post-COVID-19, also negatively impacted the market for high yield bonds of issuers in other sectors connected with mainland China, including those issued by Macau gaming operators and associated entities. Other factors affecting discretionary consumer spending, including amounts of disposable consumer income, fears of recession, lack of consumer confidence in the economy, change in consumer preferences, high energy, fuel and other commodity costs and increased cost of travel may negatively impact our business. An extended period of reduced discretionary spending and/or disruptions or declines in travel have had and could materially adversely affect our business, results of operations and financial condition.

Considerable uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and mainland China. There have been concerns over conflicts, unrest and terrorist threats in the Ukraine, Middle East, Europe and Africa, including, but not limited to, the Israel-Hamas conflict and the continuing military conflict between Russia and Ukraine leading to sanctions and export controls imposed by the United States, the European Union, the United Kingdom and other countries targeting Russia, its financial system and major financial institutions and certain Russian entities and persons. Such sanctions and measures and the Israel-Hamas conflict have had and may continue to have a negative impact on our business and our ability to accept certain customers, including for our business in Cyprus where historically a significant number of tourists have come from Russia, Israel and the Middle East. These conflicts have also caused volatility in global financial markets as well as a rise in prices of oil, gas and other commodities. In addition, concerns over conflicts involving the United States and Iran and potential conflicts involving the Korean peninsula persist. Any severe or prolonged slowdown in the global economy or increase in international trade or political conflicts may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Policies, campaigns and measures adopted by the mainland China and/or Macau governments from time to time could materially and adversely affect our operations.

A significant number of the customers of our properties come from, and are expected to continue to come from, mainland China. Any travel restrictions imposed by mainland China could negatively affect the number of patrons visiting our properties from mainland China. Under the Individual Visit Scheme, or IVS, mainland China citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. While the mainland China government has restricted and then loosened IVS travel frequently, it has indicated its intention to maintain tourism development by opening the IVS to more mainland China cities to visit Macau. For example, the IVS was further expanded to Qingdao and Xi’an beginning in March 2024. A decrease in the number of visitors from mainland China could adversely affect our results of operations. See also “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations”.

In addition, certain policies and campaigns implemented by the mainland China government may lead to a decline in the number of patrons visiting our properties in Macau and the amount of spending by such patrons. The strength and profitability of our business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the mainland China government in recent years have resulted in an overall dampening effect on the behavior of mainland China consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the mainland China government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of mainland China consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting our properties may be affected by the mainland China government’s focus on deterring marketing of gaming to mainland China citizens and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, and reduce the amount that mainland China-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. The mainland China government has also developed its digital currency and has performed certain test trials in its application within mainland China. If a digital currency is adopted by the Macau government for gaming operations in Macau, there could be a material and adverse impact on our operations, especially our VIP rolling chip operations, if limitations on transactions per player are also introduced in conjunction with the adoption of the digital currency.

Regulatory scrutiny of gaming promoters in mainland China, Macau and the Philippines has also affected the gaming business. See “— We depend upon gaming promoters for a portion of our gaming revenues. If we are unable to establish or maintain the number of successful relationships with gaming promoters, the financial resources of our gaming promoters are insufficient to allow them to continue doing business or we are unable to find alternative means to attract VIP rolling chip patrons in markets such as Macau where gaming promoters have become subject to restrictions on doing business due to legal and regulatory requirements, our results of operations could be materially and adversely impacted” and “— Our business is subject to regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitations to our properties and have a material adverse effect on our results of operations.”

We derive a significant majority of our revenues from our Macau gaming business and any disruptions or downturns in the Macau gaming market may have a material impact on our business.

While we currently generate revenues from our Philippine and Cyprus operations, we expect to continue to derive a significant majority of our revenues from our Macau gaming business and may be materially affected by any disruptions or downturns in the Macau gaming market. In 2019, for example, gross gaming revenues in Macau declined by 3.4% on a year-over-year basis as reported by the DICJ. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the mainland China economy. Although gross gaming revenues in Macau increased by 23.9% on a year-over-year basis in 2024 compared to 2023 according to the DICJ, governmental policies and responses to COVID-19 outbreaks resulted in a significant decline in inbound tourism in Macau with gross gaming revenues declining by 30.2% in 2022 compared to 2020, according to the DICJ.

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

The gaming industries in Macau, the Philippines, Cyprus and Sri Lanka are highly regulated.

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

The Philippine gaming industry is also highly regulated, including the amendment to the existing Philippines Anti-Money Laundering Act, as amended (“Philippine AMLA”), whereby casinos are included as covered persons subject to reporting and other requirements under the Philippine AMLA. The Anti-Money Laundering Council and PAGCOR have also released regulations and guidelines on compliance. The authority of the Anti-Money Laundering Council was also expanded to include the power to apply for search and seizure orders, issue subpoenas, and preserve, manage or dispose assets pursuant to a freeze order or judgment of forfeiture. While we have adjusted our anti-money laundering policies for our Philippine operations to the revised rules and regulations, we cannot assure you that our contractors, agents or employees will continually adhere to any such current or future policies or any such current or future policies will be effective in preventing our Philippines operations from being exploited for money laundering purposes. City of Dreams Manila is also subject to increased audits and inspections from regulators, including those relating to anti-money laundering requirements and measures. City of Dreams Manila may legally operate under the Philippine License, which requires a number of periodic approvals from and reports to PAGCOR. PAGCOR may refuse to approve proposals by us and our gaming promoters, or modify previously approved proposals and may require us and/or our gaming promoters to perform acts with which we disagree. The Philippine License requires, among others, 95.0% of City of Dreams Manila’s total employees to be locally hired. PAGCOR could also exert a substantial influence on our human resource policies, particularly with respect to the qualifications and salary levels for gaming employees, especially in light of the fact that employees assigned to the gaming operations are required by PAGCOR to obtain a Gaming Employment License. As a result, PAGCOR could have influence over City of Dreams Manila’s gaming operations. Moreover, because PAGCOR is also an operator of casinos and gaming establishments in the Philippines, it is possible that conflicts in relation to PAGCOR’s operating and regulatory functions may exist or may arise in the future. In addition, we and our gaming promoters may not be able to obtain, or maintain, all requisite approvals, permits and licenses that various Philippine and local government agencies may require. Any of the foregoing could adversely affect our business, financial condition and results of operations in the Philippines.

Gaming in Cyprus is a highly regulated new market and subject to various regulations of the European Union that are being developed and adopted in Cyprus. We have to review and amend our anti-money laundering policies for our operations in Cyprus when new laws and regulations come into force from time to time. The CGC has and will continue to conduct business-wide anti-money laundering and counter-terrorist financing inspections at City of Dreams Mediterranean and the Cyprus Casinos and review our anti-money laundering policies. As a result of these inspections and reviews, we have made, and expect we will need to continue to make, certain adjustments to our policies and compliance procedures from time to time. Being a relatively new gaming regime, there are also fewer precedents on the interpretation of these laws and regulations. Our Cyprus License also requires us to submit periodic reports to the CGC in areas that include our operations, regulatory compliance, consumer complaints and financial and tax reporting. If we are unable to fully comply with any of the foregoing requirements, we could be subject to fines or other penalties.

Gaming in Sri Lanka is an evolving market and subject to various regulations in Sri Lanka. Any inability to comply with regulatory requirements may subject us to fines, revocation or even cancellation of the Sri Lanka License.

Furthermore, our operations require various licenses and permits granted from various governmental or regulatory bodies in the jurisdictions in which we have operations, such as those related to labor, food and beverages, safety, fire, buildings, health and environmental, some of which are required to be renewed annually. There is no guarantee that the requirements for such permits and licenses will remain the same, or that the relevant governmental or regulatory bodies will not impose additional and more onerous requirements. This may affect our ability to renew our licenses and permits or we may not be able to obtain any additional licenses or permits required to conduct our business as our business and operations expand in a timely manner or at all, which could adversely affect our business.

In addition, current laws and regulations in Macau, the Philippines, Cyprus and Sri Lanka concerning gaming and gaming concessions and licenses, for the most part, have been enacted or amended recently and there are limited precedents on the interpretation of these laws and regulations. These laws and regulations are complex, and a court or administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue new or modified regulations, that differ from our interpretation.

Changes in laws, regulations and policies in mainland China and uncertainties in the legal systems in mainland China may expose us to risks. In addition, rules and regulations in mainland China can change quickly with little advance notice.

We derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, mainland China. Accordingly, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments not only in Macau but also in mainland China. Gaming-related activities in mainland China, including marketing activities, are strictly regulated by the mainland China government and subject to various mainland China laws and regulations. The mainland China legal system continues to rapidly evolve and the interpretations of many laws, regulations and rules are not always uniform. Rules and regulations in mainland China can change quickly with little advance notice. In addition, the mainland China legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of all policies and rules imposed by the mainland China authorities which may affect or relate to our business and operations. There is also no assurance that our interpretation of the laws and regulations that affect our activities in mainland China is or will be consistent with the interpretation and application by the mainland China governmental authorities. These uncertainties may impede our ability to assess our legal rights or risks relating to our business and activities. Any changes in the laws and regulations, or in the interpretation or enforcement of these laws and regulations, that affect gaming-related activities in mainland China could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations and have a material and adverse effect on our business and prospects, financial condition and results of operations. We may incur penalties for any failure to comply with mainland China laws and regulations.

In addition, mainland China administrative and court authorities have significant discretion in interpreting and implementing statutory terms. Such discretion of the mainland China administrative and court authorities increases the uncertainties in the mainland China legal system and makes it difficult to evaluate the likely outcome of any administrative and court proceedings in mainland China and the level of legal protection we enjoy than in other legal systems. Any litigation or proceedings in mainland China may be protracted and result in substantial costs and diversion of our resources and management attention. Any such litigation or proceedings could have a material adverse effect on our business, reputation, financial condition and results of operations.

The mainland China government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.

The mainland China government has exercised and continues to exercise substantial control over virtually every sector of the mainland China economy through evolving development, interpretation and implementation of applicable laws and regulations. The mainland China government may also enact new laws, rules or regulations, which may influence our operations in Macau or elsewhere, at any time as the mainland China government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in mainland China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the mainland China government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See also “— Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” for discussions relating to the mainland China Data Security Law.

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

Under the first paragraph of Article 15 of the Trial Administrative New Measures, overseas offerings and listings of a listing applicant by a mainland China company must conduct and complete the relevant filing procedures with the CSRC if (i) more than 50% of its operating revenue, total profit, total assets or net assets were derived from its mainland China entities based on the audited consolidated financial statements for the most recent financial year, and (ii) the main parts of its business activities are conducted in mainland China, its principal places of business are located in mainland China, or the majority of senior management in charge of its business operations are mainland China citizens or domiciled in mainland China. Furthermore, the second paragraph of Article 15 of the Trial Administrative New Measures provides that a “substance over form” principle, or the Principle, shall be followed when determining whether an issuer is subject to the filing requirements under the Trial Administrative New Measures. In addition, according to the Notice on Overseas Issuance and Listing, companies which have completed overseas listings or offerings prior to March 31, 2023 are not required to complete any filing procedures immediately, but may be required to file with the CSRC for any follow-on offerings.

We do not believe that our previous or any future offshore offerings are or will be subject to the filing procedures under the Trial Administrative New Measures and related guidelines as (i) we currently have two subsidiaries in mainland China, and the aggregate operating revenue, total profit, total assets or net assets of such subsidiaries as recorded in our audited consolidated financial statements for the most recent financial year were immaterial and will not reach the threshold under the first paragraph of Article 15 of the Trial Administrative New Measures; (ii) the main parts of the Company’s business activities are not and are not expected to be conducted in mainland China; (iii) the Company’s principal places of business are not and are not expected to be located in mainland China; (iv) the senior management in charge of the Company’s business operation are not mainland China citizens and the management does not and is not expected to be domiciled in mainland China; and (v) the risk factors disclosed in the offering document of any future offshore offerings are not expected to be predominately related to mainland China as compared to other countries and regions. However, significant uncertainties exist as to how the Trial Administrative New Measures and the related guidelines will be interpreted and implemented since they are newly published. Particularly, the Principle is subject to any new laws, rules and regulations or interpretations and implementations in any form relating to the filing requirements under the Trial Administrative New Measures at the discretion of the mainland China government authorities.

If (i) we incorrectly conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other mainland China regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to list on stock exchanges outside of mainland China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

We face intense competition in Macau, the Philippines and elsewhere in Asia and Europe and may not be able to compete successfully.

The hotel, resort and gaming industries are highly competitive. The competitors of our business in Macau, the Philippines and elsewhere in Asia and Europe include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than we are and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau, the Philippines and elsewhere.

In Macau, some competitors have opened new properties, expanded operations and/or have announced intentions for further expansion and developments in Cotai, where City of Dreams and Studio City are located. For example, Phase 3 of the Galaxy Macau Resort progressively opened from the second quarter of 2023, while Phase 4 is currently under development and is expected to open in 2027. Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, has rebranded and redeveloped Sands Cotai Central in Cotai into The Londoner Macau, which opened in February 2021, with further renovations ongoing in the second phase of The Londoner Macau which is expected to be complete in the second quarter of 2025. Sociedade de Jogos de Macau, S.A., or SJM, opened Grand Lisboa Palace in July 2021 and opened two additional hotels in 2023. See “Item 4. Information on the Company — B. Business Overview — Market and Competition.”

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

In Cyprus, we hold a 30-year casino gaming license, which commenced from June 2017 and as to which the first 15 years are exclusive. Although we hold the exclusive license to operate casinos in the Republic of Cyprus until 2032, we may face competition from a large number of sports betting shops in Cyprus, online sports betting or other illegal casinos in Cyprus closed down by the Cyprus government, and from a large number of casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East. We expect additional competition from new integrated resorts scheduled to open in the region, including the Hard Rock Hotel & Casino Athens which is expected to open in 2027, and Wynn Al Marjan Island, which is currently under construction at Ras Al Khaimah in the UAE and expected to open in the first quarter of 2027.

In Sri Lanka, while City of Dreams Sri Lanka is currently the only integrated resort development in Sri Lanka and our subsidiary, Bluehaven Services, holds the Sri Lanka License to operate a casino in Sri Lanka until March 31, 2044, we face competition from four existing smaller casinos and possible competition from a new casino which is expected to open in Sri Lanka in 2025.

We also compete to some extent with casinos located in other countries, such as Singapore, Malaysia, South Korea, Vietnam, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States, and in the future, proposed developments in Sri Lanka, Japan, Greece and the United Arab Emirates, among others. Certain other markets, such as Taiwan and Thailand, may also in the future legalize casino gaming and may not be subject to as stringent regulations as the Macau, Philippine and/or Cyprus markets. We also compete with both legal and illegal online gaming and sports betting websites, cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Asia could also significantly and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Currently, Macau is the only region in the China area offering legal casino gaming. Although the mainland China government has strictly enforced its regulations prohibiting domestic gaming operations, there may be casinos in parts of mainland China that are operated illegally and without licenses. In addition, there is no assurance that the mainland China government will not in the future permit gaming operations in mainland China. Competition from casinos in mainland China, legal or illegal, could materially and adversely affect our business, results of operations, financial condition, cash flows and prospects.

Our regional competitors also include casino resorts that Melco International may develop elsewhere in Asia Pacific outside Macau or elsewhere in the world. Melco International may develop different interests and strategies for projects in Asia or elsewhere in the world which conflict with the interests of our business in Macau, the Philippines, Cyprus and Sri Lanka or otherwise compete with us for gaming and leisure customers. See “— Risks Relating to Our Corporate Structure and Ownership.”

Inadequate transportation infrastructure in the Philippines, Macau, Cyprus or Sri Lanka may hinder increases in visitations to the Philippines, Macau, Cyprus or Sri Lanka.

Macau consists of a peninsula and two islands and is connected to mainland China by five land border crossings. Macau has an international airport and connections to mainland China and Hong Kong by road and ferry. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, car, air and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, including the expansion of the Macau Light Rapid Transit and capacity expansion of border crossings, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect our projects in Macau. Furthermore, even if constructed, the expected benefits of these projects may not fully materialize, and may not result in significantly increased traffic to Macau and to our Macau properties. Any further delays or termination of Macau’s transportation infrastructure projects may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

City of Dreams Manila is located within Entertainment City, a controlled development in the City of Paranaque. In addition to us, Solaire and Okada Manila, Newport World Resorts has commenced the construction of an integrated resort to be located within Entertainment City. It is unlikely that Manila’s existing transportation infrastructure is capable of handling the increased number of tourist arrivals that may be necessary to support visitor traffic to large scale integrated resorts within Entertainment City, such as City of Dreams Manila. Although the NAIA Expressway and Skyway Stage-3 Expressway helped alleviate the traffic congestion within the area surrounding Entertainment City and the Philippine government continues to examine viable alternatives to ease traffic congestion in Manila, there is no guarantee that these measures will succeed, or that they will sufficiently eliminate the traffic problems or other deficiencies in Manila’s transportation infrastructure. Traffic congestion and other problems in Manila’s transportation infrastructure could adversely affect the tourism industry in the Philippines and reduce the number of potential visitors to City of Dreams Manila, which could, in turn, adversely affect our business and prospects, financial condition and results of our operations.

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

Sri Lanka is an island in South Asia located in the Indian Ocean. Sri Lanka has five designated international airports (though not all are operational for the time being) with flights to India and other countries in Asia as well as outside Asia. Sri Lanka also has connections to India by ferry. The existing transportation infrastructure in Sri Lanka is unlikely to be capable of handling the increased number of tourist arrivals that may be necessary to support visitor traffic to integrated resorts such as the City of Dreams Sri Lanka. There is no assurance that any measures will be taken by the Sri Lankan government to sufficiently or successfully enhance Sri Lanka’s transportation infrastructure in the near future.

The governments in Macau, the Philippines and Sri Lanka could grant additional rights to conduct gaming in the future, which could significantly increase competition and cause us to lose or be unable to gain market share.

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

In the Philippines, PAGCOR has issued regular gaming licenses to the Philippine Licensees and one other company and additional provisional gaming licenses to three other companies in the Philippines for the development and operation of integrated casino resorts. PAGCOR also granted a provisional license to a casino operator located at Las Piñas City and has also licensed private casino operators in Metro Manila, as well as in special economic zones, including four in the Clark Ecozone, one in Poro Point, La Union, one in Binangonan, Rizal and one in the Newport City CyberTourism Zone, Pasay City. The Philippine License granted by PAGCOR to the Philippine Licensees is non-exclusive, and there is no assurance that PAGCOR will not issue additional gaming licenses, or that it will limit the number of licenses it issues. Any additional gaming licenses issued by PAGCOR could increase competition in the Philippine gaming industry, which could diminish the value of the Philippine Licensees’ Philippine License. This could materially and adversely affect our business, financial condition and results of operations in the Philippines.

In Sri Lanka, our subsidiary, Bluehaven Services, is one of six companies authorized by the Sri Lanka government to operate gaming activities. The license granted to Bluehaven Services is non-exclusive and there is no assurance that the Sri Lanka government will not grant additional gaming licenses. The granting of any additional licenses could significantly increase competition in Sri Lanka and have a material and adverse effect on our business and operations in Sri Lanka.

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

We place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau, the Philippine, the Cyprus and Sri Lanka markets possessed by members of our board of directors, our senior management team, as well as other management personnel. We may experience changes in our key management in the future, including for reasons beyond our control. The loss of Mr. Lawrence Ho’s services or the services of the other members of our board of directors or key management personnel could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for members of our board of directors or key management personnel could be difficult, and competition for personnel of similar experience could be intense in Macau, the Philippines, Cyprus and Sri Lanka. In addition, we do not currently carry key person insurance on any members of our senior management team.

The success of our business depends on our ability to attract and retain an adequate number of qualified personnel. A limited labor supply, increased competition and any increase in demands from our employees could cause labor costs to increase.

The pool of experienced gaming and other skilled and unskilled personnel in Macau, the Philippines, Cyprus and Sri Lanka is limited. Our demand remains high for personnel occupying sensitive positions that require qualifications sufficient to meet gaming regulations and other requirements or skills and knowledge. Competitive demand for qualified personnel is expected to continue due to the increased number of properties recently opened and expected to open in close proximity to our properties in Macau and the Philippines. The limited supply and increased competition in the labor market could cause our labor costs to increase.

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

Since 2019, the Kilusan ng Manggagawang Makabayan (KMM-Katipunan) Melco Resorts Leisure (PHP) Corporation — Table Games Division — Chapter, or KMM-MELCO TGD, has represented the rank-and-file employees of the Table Games Division of City of Dreams Manila as the latter’s sole and exclusive bargaining agent. The 2022-2024 Collective Bargaining Agreement between KMM-MELCO TGD and Melco Resorts Leisure expired on June 30, 2024. As discussions with the KMM-MELCO TGD have not resulted in an agreement, the Philippine Secretary of Labor assumed jurisdiction over the case which is pending final resolution.

In November 2024, a second union, the Kilusan ng Manggagawang Makabayan (KMM-Katipunan) Melco Resorts Leisure (PHP) Corporation — Gaming Technology Services Department — Chapter, or KMM-MELCO- GTS, filed a petition before the Department of Labor requesting for an election by the relevant employees for the KMM-MELCO- GTS to be certified as the sole bargaining agent for their department. The certification election conducted on February 7, 2025 yielded an affirmative vote certifying the KMM-MELCO-GTS as the exclusive bargaining representative of the rank-and-file employees of the Gaming

Technology Services Department. As such, negotiation proceedings between the KMM-MELCO- GTS and Melco Resorts Leisure may begin.

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

In Sri Lanka, the gaming industry faces similar challenges in attracting and retaining qualified personnel. The pool of experienced gaming professionals and other skilled and unskilled workers is limited, with the issue further exacerbated by large-scale emigration of labor from Sri Lanka, and therefore competition for the remaining talent is high. The country’s evolving regulatory environment and the need for personnel to meet specific gaming regulations and other requirements may also create further impediments to securing relevant industry expertise. As a new operation, we will be hiring an entirely new workforce, which introduces additional risks associated with onboarding and training new employees. The limited labor supply and increased competition could drive up labor costs.

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

There is limited available insurance in Macau, the Philippines and Cyprus and other jurisdictions in which we may operate in, and our insurers may need to secure reinsurance in order to provide adequate cover for our property and development projects. Our credit agreements, our gaming concession in Macau, the Philippine License granted by PAGCOR and certain other material agreements require a certain level of insurance to be maintained, which must be obtained in Macau and the Philippines, respectively, unless otherwise authorized by the respective counter-parties. Failure to maintain adequate coverage could be an event of default under our credit agreements, our gaming concession in Macau or the Philippine License and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our operations could be, and in certain cases, such as in relation to COVID-19, have been adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika, Ebola and COVID-19. The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in mainland China or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions in mainland China or elsewhere in the world as well as temporary or prolonged closures of the facilities we use for our operations and disruptions to public transportation, which could severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy.

There can be no assurance that any further outbreak of COVID-19 or an outbreak of swine flu, avian influenza, SARS, MERS, Zika, Ebola or other contagious disease or any measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of any health epidemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our facilities or employees or others involved in our operations were suspected of having COVID-19, swine flu, avian influenza, SARS, MERS, Zika or Ebola as this could require us to quarantine some or all of such employees or persons or disinfect the facilities used for our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, which could result in reduced business volume and the temporary closure of our facilities or otherwise disrupt our business operations and adversely affect our results of operations. Our revenues and profitability could be materially reduced to the extent that a health epidemic or other outbreak harms the mainland China or global economy in general.

Health and safety or food safety incidents at our properties may lead to reputational damage and financial exposures.

We provide goods and services to a significant number of customers on a daily basis at our properties. In particular, with attractions, entertainment and food and beverage offerings at our properties, there are risks of health and safety incidents, personal injury, or adverse food safety events, such as food poisoning, physical trauma, slip and fall accidents, or surges in crowd flow at popular ingress and egress points. While we have a number of measures and controls in place aimed at managing such risks, we cannot guarantee that our insurance is adequate to cover all losses, which may result in us incurring additional costs or damages, and negatively impact our financial performance. Such incidents may also lead to reduced customer flow and reputational damage to our properties. See “— We are subject to risks relating to litigation, disputes and regulatory investigations and proceedings which may adversely affect our profitability, financial condition, reputation and prospects.”

Unfavorable fluctuations in the currency exchange rates of the H.K. dollar, U.S. dollar, the Pataca, the Philippine peso, the Euro or the Sri Lankan rupee and other risks related to foreign exchange and currencies, including restrictions on conversions and/or repatriation of foreign currencies, could adversely affect our indebtedness, expenses, profitability and financial condition.

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our current revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. Our current expenses are denominated predominantly in Patacas, H.K. dollars, the Philippine pesos, the Euro and the Sri Lankan rupees. In addition, we have revenues, assets, debt and expenses denominated in Philippine pesos, in Euros and in Sri Lankan rupees relating to our businesses in the Philippines, Cyprus and Sri Lanka, respectively. We also have subsidiaries, branch offices and assets in various countries and regions, including Singapore, Thailand and Taiwan, which are subject to foreign exchange fluctuations and local regulations that may impose, among others, limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. In addition, a significant portion of our indebtedness, including the Melco Resorts Finance Notes and Studio City Notes, and certain expenses, are or will be denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars.

The value of the H.K. dollar, the Pataca, the Philippine peso, the Euro and the Sri Lankan rupee against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subject to fluctuations. Any significant fluctuations in exchange rates between the H.K. dollar, the Pataca, the Philippine peso, the Euro or the Sri Lankan rupee to the U.S. dollar may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in exchange rates between the H.K. dollar or Pataca against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.

While we maintain a certain amount of our operating funds in the same currencies in which we have obligations in order to reduce our exposure to currency fluctuations, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2024 and 2023. In addition, we may face regulatory, legal and other risks in connection with our assets and operations in certain jurisdictions that may impose limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.

Furthermore, mainland China has tightened currency exchange controls and restrictions on the export and conversion of the Renminbi in recent years. Restrictions on the export of the Renminbi, as well as the increased effectiveness of such restrictions, may impede the flow of gaming patrons from mainland China to Macau, the Philippines, Sri Lanka or outside of Asia, inhibit the growth of gaming in those markets and negatively impact our gaming operations.

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

Should we pursue acquisitions in mainland China, we will be subject to a variety of mainland China anti-monopoly laws. In recent years, additional regulations have been implemented which make merger and acquisition activities by foreign investors more time-consuming and complex. The Measures for the Security Review of Foreign Investments promulgated by National Development and Reform Commission, or the NDRC, and Ministry of Commerce, which became effective from January 2021, require that a security review by relevant governmental authorities must be conducted for foreign investments that affect or may affect national security in accordance with the provisions thereunder. In November 2021, the State Council inaugurated the National Anti-Monopoly Bureau, which aims to further implement fair competition policies and strengthen anti-monopoly supervision in mainland China, particularly to strengthen oversight and law enforcement in areas involving innovation, science and technology, information security and people’s livelihoods. Any failure or perceived failure by us to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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

We are, and may in the future be, subject to legal actions, disputes and regulatory investigations in the ordinary course of our business. We are also subject to risks relating to legal, administrative and regulatory proceedings and investigations which we or our affiliates are or may be a party to from time to time, or which could develop in the future, as well as fines or other penalties which may be imposed on us in connection with any requisite permit, license or other approval for our business and operations. Any adverse outcome may cause material disruptions to our normal business operations. In addition, litigation, dispute, administrative and regulatory proceedings can be costly and time-consuming and may divert management attention and resources from our operations. We could incur significant defense costs and, in the event of an adverse outcome, be required to pay damages and interest to the prevailing party and be held responsible for the costs of the prevailing party. Our reputation may also be adversely affected by our involvement or the involvement of our affiliates in litigation, dispute, administrative and regulatory proceedings. In addition, we and our affiliates operate or have interests in a number of jurisdictions in which regulatory and government authorities have wide discretion to take procedural actions in support of their investigations and regulatory proceedings, including seizures and freezing of assets and other properties that are perceived to be connected or related to such investigations or regulatory proceedings. Given such wide discretion, regulatory or government authorities may take procedural or other actions that may affect our assets and properties in connection with any investigation or legal, administrative or regulatory proceeding involving us, any of our affiliates, or third parties, which may materially affect our business, financial condition or results of operations.

In addition, claims and proceedings against us, including but not limited to any claims alleging that we received, misappropriated or misapplied funds, or violated any anti-corruption law or regulation, may result in our business operations being subject to greater scrutiny from relevant regulatory authorities and requiring us to make further improvements to our existing systems and controls and business operations, all of which may increase our compliance costs. No assurance can be provided that any provisions we have made for such matters will be sufficient. Litigation, disputes and regulatory proceedings and investigation are inherently unpredictable and our results of operations or cash flows may be adversely affected by an unfavorable resolution of any pending or future litigation, disputes and regulatory investigation.

We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

We conduct, and expect to continue to conduct, our gaming activities at our casinos on a credit basis as well as a cash basis. We grant credit to certain premium direct players and, where permitted, certain customers of gaming promoters. In markets where we engage gaming promoters and the grant of credit is permitted, such as the Philippines and Cyprus, we grant credit to certain gaming promoters. Gaming promoters bear the responsibility for issuing credit and subsequently collecting the credit they granted. We extend credit, often on an unsecured basis, to certain gaming promoters and VIP patrons whose level of play and financial resources warrant such an extension in our opinion. High-end patrons typically are extended more credit than patrons who wager lower amounts. Any slowdown in the economy could adversely impact our VIP patrons, which could in turn increase the risk that these clients may default on credit extended to them.

We may not be able to collect all of our gaming receivables from, or fully realize the value of collateral posted by, our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions including Macau, the Philippines, Cyprus and under certain circumstances, Hong Kong, U.S., Australia and Canada. As most of our customers in Macau are visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts in many jurisdictions, do not enforce gaming debts. Further, we may be unable to locate assets in other jurisdictions against which recovery of gaming debts can be sought. The collectability of receivables from our credit customers and, in particular, our international credit customers, could be negatively affected by future business or economic trends or by significant events in the jurisdictions in which these customers reside, or in which their assets are located. We may also have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. We could suffer a material adverse impact on our operating results if receivables from our credit customers are deemed uncollectible. In addition, in the event a credit customer suffers losses in connection with any gaming activities at our properties and receivables from such customer are uncollectible, gaming taxes or license fees (as the case may be) will still be payable on the resulting gaming revenues, notwithstanding any receivables owed by such customer to us may be uncollectible. An estimated allowance for credit losses is maintained to reduce our receivables to their carrying amounts, which approximate fair values.

Our business and financial plans may be negatively impacted by any contraction in the availability and significant increase in the cost of credit.

Our business and financing plans may be dependent upon the completion of future financings. Any severe contraction of liquidity in the global credit markets and/or a significant increase in interest rates may make it difficult and costly to obtain new lines of credit or to refinance existing debt and may place broad limitations on the availability of credit from credit sources as well as lengthen the recovery cycle of extended credit. Any deterioration in the credit environment may cause us to have difficulty in obtaining additional financing on acceptable terms, or at all, which could adversely affect our ability to complete current and future projects and/or refinance existing debt on a timely basis. Tightening of liquidity conditions in credit markets and material rises in the cost of funding may also constrain revenue generation and growth and could have a material adverse effect on our business, financial condition and results of operations.

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

We depend upon gaming promoters for a portion of our gaming revenues. If we are unable to establish or maintain the number of successful relationships with gaming promoters, the financial resources of our gaming promoters are insufficient to allow them to continue doing business or we are unable to find alternative means to attract VIP rolling chip patrons in markets such as Macau where gaming promoters have become subject to restrictions on doing business due to legal and regulatory requirements, our results of operations could be materially and adversely impacted.

Historically, VIP rolling chip patrons introduced to us by gaming promoters were responsible for a significant portion of our gaming revenues in Macau. However, significantly increased regulatory scrutiny of gaming promoters in Macau has resulted, and may continue to result, in restrictions on their activities and the cessation of business of gaming promoters. In addition, changes to the legal and regulatory framework in mainland China has also affected gaming promoters in Macau. For example, amendments to mainland China’s criminal laws, which provide that anyone that organizes trips for mainland China citizens for the purpose of gambling outside of mainland China, including Macau, may be deemed to have conducted a criminal act, came into effect on March 1, 2021. Furthermore, in November 2021, the Court of Final Appeal in Macau issued a final unappealable decision holding that a gaming operator was jointly liable with a gaming promoter for the refund of funds deposited with such gaming promoter, and separately the Macau authorities have arrested executives from a gaming promoter for alleged illegal overseas gaming related activities. In January 2022, the Macau authorities also arrested an executive from another gaming promoter and certain related individuals and certain of these individuals were sentenced to jail terms in addition to the payment of monetary compensation to the Macau SAR in January 2023. On December 20, 2022, a new law came into effect that included provisions clarifying the extent of joint liability of concessionaires and gaming promoters pursuant to which the acceptance of funds or chips from others by a gaming promoter is only considered activity undertaken by the casino when such funds or chips were used to play or result from gaming winnings. The records kept by the concessionaire with respect to the chips or play are relevant for such determination. Under such new law, the taking of deposits of funds from others not for gaming purposes is considered a crime. We currently engage gaming promoters in Macau. In the event gaming promoters are subject to additional restrictions and regulatory scrutiny in Macau and we, or the gaming promoters we engage, are unable to successfully attract VIP rolling chip patrons, our business, financial condition and results of operations could be affected materially and adversely. For a further discussion of restrictions on gaming promoters in Macau, see “— Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.”

As of the end of 2024, we had arrangements with eight gaming promoters in the Philippines. In the event we are unable or choose not to partner with additional gaming promoters in the Philippines or are unable to successfully operate our VIP rolling chip operations with reduced reliance on customers introduced by gaming promoters or expand our mass market segment in the Philippines, our business, financial condition and results of operations could be affected materially and adversely.

As of the end of 2024, we had arrangements with four licensed gaming promoters in Cyprus.

If we are unable to utilize, maintain, resume and/or develop relationships with gaming promoters and, in the case of Cyprus, if the number of licensed gaming promoters do not significantly increase in the future, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies, we may therefore need to offer better terms to gaming promoters, including extensions of credit where permitted, which may increase our overall credit exposure or to find alternate ways of attracting such patrons which may not be as effective as gaming promoters or may increase our marketing expenses.

In addition, in markets where we use gaming promoters, such gaming promoters may encounter difficulties in attracting patrons to come to our casinos. For example, gaming promoters may experience decreased liquidity, limiting their ability to grant credit to their patrons where permitted, resulting in decreased gaming volume in the affected casinos. Credit already extended by our gaming promoters may become increasingly difficult to collect.

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

The reputation and integrity of the parties with whom we engage in business activities are important to our own reputation and our ability to continue to operate in compliance with the permits and licenses required for our businesses. These parties include, but are not limited to, those who are engaged in gaming-related activities, such as gaming promoters, developers and hotel, restaurant and night club operators with whom we have or may enter into services or other types of agreements. Under the Macau Gaming Operations Law and Gaming Activities Law, Melco Resorts Macau has an obligation to supervise gaming promoters who operate at our Macau properties to ensure their compliance with applicable laws and regulations. In June 2022, PAGCOR published The Casino Guide for Fitness and Propriety Assessment for Junket Operators, under which all land-based casinos must assess the fitness and propriety nature of its junket or chip-washing operators, its associates/agents/promoters, and applicants for junket operations. To conduct any business activity in licensed casinos, all persons responsible for the operations of junkets and/or applicants for junket operations must demonstrate that they are a “fit and proper” person.

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

We have applied for, registered or have the right to use certain trademarks, including “Melco,” “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “The Countdown,” “Morpheus,” “House of Dancing Water,” “City of Dreams Manila,” “Studio City,” “Melco Resorts Philippines,” “C2”, “Melco Resorts & Entertainment,” “City of Dreams Mediterranean” and “City of Dreams Sri Lanka” in Macau, the Philippines, Cyprus, Sri Lanka and/or other jurisdictions. We have also applied for or registered in Macau, the Philippines, Cyprus and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau, the Philippines, Cyprus and Sri Lanka. We endeavor to establish and protect our intellectual property rights through trademarks, service marks, domain names, licenses and other contractual provisions. The brands we use in connection with our properties have gained recognition. Failure to possess, obtain or maintain adequate protection of our intellectual property rights could negatively impact our brands and could have a material adverse effect on our business, financial condition and results of operations. For example, third parties may misappropriate or infringe our intellectual property, which may include but not be limited to the use of our intellectual property by offshore gaming websites, including those that may attempt to defraud members of the public. While we may take legal or other appropriate actions against these unauthorized offshore websites, such as by reporting the sites to the appropriate governmental or regulatory authorities, such actions may not be effective or significant expenses could be incurred and such unauthorized activities may draw businesses away from our operations and/or tarnish our reputation, all of which may adversely affect our business, financial condition and results of operations.

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

The free ports, offshore financial services and free movement of capital have created an environment whereby casinos in the jurisdictions in which we operate could be exploited for money laundering purposes. We also deal with significant amounts of cash in our regular casino operations. To combat money laundering risks and to comply with various reporting and anti-money laundering regulations and increased audits and inspections from regulators, we have implemented anti-money laundering policies to address those requirements. For example, Philippine laws on anti-money laundering have been amended to include casinos as covered institutions and the Anti-Money Laundering Council and PAGCOR have also released corresponding regulations and guidelines on compliance. In Cyprus, The Prevention and Suppression of Money Laundering Activities Laws of 2007 to 2022 (188(I)/2007) N. 98 (I)/2023 (“Cyprus AML Law”) as amended in March 2021 transposed the European Union’s Fifth AML Directive (“AMLD 5”) into the national law of Cyprus. Amendments to the Cyprus AML Law were also made in March 2022 to provide further clarifications on the provisions of the AMLD 5, including those relating to enforcement procedure and measures to be undertaken to better enforce, supervise and coordinate the EU’s rules in this area. The CGC’s anti-money laundering Direction requires us to implement compliance measures to meet obligations relating to our monitoring and control obligations and CGC reporting requirements. While we have adjusted our anti-money laundering policies for our Philippine and Cyprus operations to these new rules and regulations, their implementation or application, as well as any further changes to anti-money laundering laws and regulations in the jurisdictions in which we operate may require us to adopt changes to our own anti-money laundering policies.

We cannot assure you that our contractors, agents or employees will continually adhere to any such current or future policies or these policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of the jurisdictions in which we operate.

There can be no assurance that, despite the anti-money laundering measures we have adopted and undertaken, we would not be subject to any accusation or investigation related to any possible money laundering activities. In addition, we expect to be required by relevant regulatory authorities from the jurisdictions in which we operate and other jurisdictions that regulate our business activities to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations during which regulatory authorities may make inquiries and take other actions such as compliance audits at their discretion. Any incident of money laundering, accusation of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters, our customers or others with whom we are associated could have a material adverse impact on our reputation, business, cash flow, financial condition, prospects and results of operations. Any serious incident of, or repeated violation of, laws related to money laundering or any regulatory investigation into money laundering activities may cause a revocation or suspension of our concession and other gaming licenses. For more information regarding anti-money laundering regulations in Macau, the Philippines, Cyprus and Sri Lanka, see “Item 4. Information on the Company — B.

Business Overview — Regulations — Macau Regulations — Anti-Money Laundering and Terrorism Financing Regulations,” “Item 4. Information on the Company — B. Business Overview — Regulations — Philippines Regulations — Anti-Money Laundering Regulations in the Philippines,” “Item 4. Information on the Company — B. Business Overview — Regulations — Cyprus Regulations — Anti-Money Laundering Law and Regulations” and “Item 4. Information on the Company — B. Business Overview — Regulations — Sri Lanka Regulations — Anti-Money Laundering Law and Regulations.”

Information technology and other systems that we depend on are subject to cybersecurity risks, including disruptions to systems and operations, misappropriation of customer information, other breaches of information security or other cybercrimes, as well as regulatory and other risks.

We rely on information technology and other systems (including those maintained by third-party service providers, suppliers and customers) to maintain and transmit large volumes of customer information, credit card settlements, credit card funds transmissions, mailing lists and reservations information and other personally identifiable information. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The systems and processes we have implemented to protect customers, employees and company information are subject to the rapidly changing risks of compromised security and may therefore become outdated. Despite our preventive efforts, we are subject to the risks of compromised security, including cyber and physical security breaches, system failures, computer viruses, technical malfunctions, inadequate system capacities, power outages, natural disasters and inadvertent, negligent or intentional misuses, disclosure or dissemination of information or data by customers, company employees or employees of third-party vendors, ransomware attacks that encrypt, exfiltrate or otherwise render data unusable or unavailable or other forms of cybercrimes that include fraud or extortion. These risks can also be manifested in a variety of other ways, including through methods which may not yet be known to the cybersecurity community, and have become increasingly difficult to anticipate and prevent.

The steps we take to deter and mitigate these risks may not be successful or effective and our insurance coverage for protecting against cybersecurity risks may not be sufficient. The third parties that we engage or conduct business with face risks relating to cybersecurity similar to ours, and we do not directly control any of such service providers’ information security operations. A significant theft, loss or fraudulent use of customer or company data maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team, and result in remediation expenses, regulatory penalties and litigation by customers and other parties whose information was subject to such attacks, all of which could have a material adverse effect on our business, prospects, results of operations and cash flows.

In addition to risks related to the theft, loss, or unauthorized disclosure of data, we are also exposed to significant risks related to the availability and functionality of our information technology systems such as resulting from cybercrimes or information technology outages. If our information technology systems become damaged or otherwise cease to function properly, our services and results of operations may be adversely affected and we may have to make significant investments to repair or replace them. Furthermore, any extended downtime from power supply disruptions or information technology system outages which may be caused by cybersecurity attacks or other reasons at our properties may lead to an adverse impact on our operating results if we are unable to deliver services to customers for an extended period of time.

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

Our customers, suppliers and employees have a high expectation that we will adequately protect their personal information. Such collection, use and/or transmission of personal information is governed by privacy laws and regulations and such laws and regulations change often, vary significantly by jurisdiction and often are newly enacted. For example, the European Union (“EU”)’s General Data Protection Regulation (“GDPR”) requires companies to meet new and more stringent requirements regarding the handling of personal information. The GDPR may also capture data processing by non-EU firms with no EU establishment if, for example, they conduct direct marketing that specifically targets individuals in the EU. In addition, on November 1, 2023, the mainland China National Information Security Standardization Technical Committee issued the Network Security Standard Practice Guide –Guangdong-Hong Kong-Macau Greater Bay Area Cross-Border Personal

Information Protection Requirements (Draft for Comment), setting out the basic principles and protection requirements in the personal information cross-border flow in the Guangdong-Hong Kong-Macao Greater Bay Area, which requires personal information processors to comply with the local laws and regulations in the jurisdictions concerned. It is likely that this Standard Practice Guide, if effective, will be applicable to companies operating in Hong Kong, like us.

In some jurisdictions, including mainland China where we have a wholly-owned subsidiary that hosts domain names of our mainland China websites and other online platforms which promote our non-gaming amenities in mainland China, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, the Cybersecurity Administration of China, or CAC, introduced the Management Measures for Reporting Cybersecurity Incidents (Draft for Comment) in December 2023, which require mandatory reporting within one hour for significant, major, or exceptionally major incidents. On January 4, 2022, the CAC issued the New Measures for Cybersecurity Review, or the New Measures, which amended the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021 and came into effect on February 15, 2022. The New Measures extend the scope of cybersecurity review to network platform operators engaging in data processing activities that affect or may affect national security, including overseas listings. Specifically, the New Measures provide that if a network platform operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review and, in any event, the CAC has the authority to initiate a cybersecurity review if it considers the data processing activities in connection with a proposed listing will or may affect national security. The New Measures do not specify the types of public listings that will be subject to cybersecurity review and do not give sufficient guidance on the specific types of data processing activities that may be subject to cybersecurity review. The mainland China government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As such, we cannot predict the impact of the New Measures on us, if any, at this stage, and we will closely monitor and assess the developments in the rule-making process. If the practical application of the New Measures results in mandated clearance of cybersecurity reviews and other specific actions to be completed by companies operating in Macau like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. We have not received any formal notice from any mainland China cybersecurity regulator that we should apply for or otherwise be subject to a cybersecurity review, but we cannot be certain that such notifications will not occur in the future.

On September 30, 2024, the Administration Regulations on Cyber Data Security (the “Data Security Regulations”) were published by the State Council, which came into effect on January 1, 2025. The Data Security Regulations reiterate and refine the general regulations for cyber data processing activities and rules of personal information protection, important data security protection, cyber data cross-border transfer security management, and the responsibilities of online platform service providers. In particular, the Data Security Regulations provide that cyber data processors whose cyber data processing activities affect or may affect national security shall be subject to national security review in accordance with the relevant regulations. However, the Data Security Regulations provide no further explanation or interpretation for the criteria on determining the risks that “affect or may affect national security.” Also, since the Data Security Regulations are still relatively new, the interpretation and implementation of these regulations may further evolve and develop, we cannot predict the impact of the Data Security Regulations on us.

In addition, the mainland China Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection systems for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities requires (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The mainland

China Personal Information Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. Although we have not collected, stored or managed any personal information in mainland China, given that there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, if they are deemed to be applicable to companies operating in Macau, like us, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations. Furthermore, we must also comply with other industry standards such as those for the credit card industry and other applicable data security standards.

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

Any failure to keep pace with and successfully incorporate technological developments into our operations may impair our ability to compete effectively.

We use sophisticated information technology and systems in our gaming operations, non-gaming operations and corporate functions. Technological developments in tools and solutions which can be incorporated into our operations and processes are rapidly evolving, such as the recent incorporation by us and other gaming operators of gaming tables utilizing radio frequency identification which permit enhanced monitoring of wagers and other gaming table activities. Furthermore, developing, acquiring and maintaining such tools and solutions may require significant capital and result in higher costs than anticipated. If we fail to keep pace with, or successfully incorporate, technological developments in such tools and solutions into our operations and processes, our ability to compete may be impaired.

Negative press or publicity about us or our directors, officers or affiliates may lead to government investigations, result in harm to our business, brand or reputation and have a material and adverse effect on our business.

Unfavorable publicity regarding us, or our directors, officers or affiliates, whether substantiated or not, may have a material and adverse effect on our business, brand and reputation. Such negative publicity may require us to engage in a defensive media campaign, which may divert our management’s attention, result in an increase in our expenses and adversely impact our results of operations, financial condition, prospects and strategies. The prevalence of social media compounds the potential scope of the negative publicity that could be generated. Any negative press or publicity could also lead to government or other regulatory investigations, including causing regulators with jurisdiction over our gaming operations to take action against us or our related licensees, including actions that could affect the ability or terms upon which our subsidiaries hold their gaming licenses and/or concession, our suitability to continue as a shareholder of those subsidiaries and/or the suitability of key personnel to remain with us. If any of these events were to occur, it could cause a material adverse effect on our business and prospects, financial condition and results of operations.

Our new branded products or new business lines may not be successful.

We launched the Nüwa brand in both Macau and the Philippines and the C2 brand in Cyprus. We intend to launch the Nüwa brand in Sri Lanka and rebrand The Countdown. In 2023, we launched City of Dreams Mediterranean in Cyprus and Epic Tower at Studio City. We may continue introducing new brand names and brand identities in the future, such as City of Dreams Sri Lanka, which may be time-consuming and expensive, or may not have the intended effect, any of which could have a material adverse effect on our business, results of operations and financial condition. We may also launch new products or enter into new business or service lines that are subject to different business or regulatory risks than our existing gaming business. These new initiatives may subject us to additional costs for complying with a new set of laws, rules, regulations and policies and/or requirements imposed by new governmental and regulatory bodies. Given our relative lack of experience in these new business ventures, there is also no assurance that they will be successful. Accordingly, the revenue streams from our new properties and casinos opening in the near future may not be stable or significant.

Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners and our ability to accept certain customers, which could materially and adversely affect our competitiveness and business operations.

The United Nations and a number of countries and jurisdictions, including mainland China, the United States and the EU, have adopted various economic or trade sanction regimes. In particular, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of mainland China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, Tencent Holdings Limited, certain of their respective affiliates, and other mainland China-based technology companies. These mainland China technology conglomerates manufacture and/or develop telecommunications and other equipment, software, mobile Apps and devices that are popular and widely used globally, including by us and by our customers, especially those in mainland China. The United States has also in certain circumstances imposed and threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements on mainland China and mainland China-based companies. The U.S. government has brought enforcement actions against ZTE Corporation and Huawei and related persons, as well as companies who engaged in unauthorized transactions with Huawei.

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

Climate change, environmental, social and governance and sustainability related concerns could have a negative impact on our business and results of operations.

Various jurisdictions are adopting or considering new laws and regulations that expand mandatory disclosure, reporting and diligence requirements with respect to environmental, social and governance (“ESG”) matters, and expectations of investors, customers, employees and other stakeholders in this area continue to evolve.

There are also risks associated with the chronic and acute physical effects of climate change (including changes in sea levels, water shortages, droughts, typhoons and other extreme weather phenomena and natural disasters). Inability to maintain reliable energy supplies due to climate change disruptions may also impact our business continuity and an increase in frequency of extreme weather events could leave us vulnerable to increased insurance costs or limit or ability to obtain sufficient coverage. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — Our business is subject to regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitations to our properties and have a material adverse effect on our results of operations” for a discussion of risks relating to natural disasters that could be exacerbated by climate change.

The criteria by which our ESG and sustainability practices are assessed may also change due to the evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. We have potentially high exposure to net zero transition-related policies and carbon prices that could result in energy inflationary pressures. Implicit carbon costs could also affect us where investments are required to meet building efficiency requirements and emissions regulations that are introduced as part of net zero transition plans. In addition, we have exposure to potential commodity price increase pressures on energy intensive goods and construction materials procured as a result of net zero transition-related regulations. If we are unable to satisfy such new criteria, stakeholders may conclude our policies and/or actions with respect to ESG and sustainability matters are inadequate. In addition, we utilize a significant amount of energy and water and produce a considerable amount of waste in our operations and any failure in our efforts to use materials efficiently or reduce waste may not meet the expectations of our stakeholders. Compliance with future climate-related legislation and regulation, and our efforts to achieve emissions reduction targets, could also be difficult and costly. Consumer travel and consumption preferences may also shift due to sustainability related concerns or costs. Moreover, stakeholders (including those in support of or in opposition to ESG principles) may have a negative view of us to the extent we are perceived to have not responded appropriately to their ESG concerns or take positions that are contrary to their views or expectations. As a result of the foregoing, we may experience significant increase in operating and compliance costs, operating disruptions or limitations, reduced demand, and constraints on our growth, all of which could adversely affect our profits.

Claims or regulatory actions against us under mainland China’s competition laws may result in fines, constraints on our business and damage to our reputation.

In recent years, the mainland China government has stepped up enforcement against concentration of undertakings, cartel activities, monopoly agreements, unfair pricing, abusive behaviors by companies with market dominance and other anti-competitive activities. In December 2020, the mainland China government announced that strengthening anti-monopoly measures and preventing the disorderly expansion of capital has become one of its focuses, and that it intended to improve digital regulations and legal standards for the identification of platform enterprise monopolies for the gathering, usage and management of data, and for the protection of consumer rights.

For example, the mainland China government has enhanced its anti-monopoly and anti-unfair competition laws and regulations, such as the enactment of the Online Trading Measures, which took effect on May 1, 2021, and the amended Anti-monopoly Law, which came into effect on August 1, 2022 and significantly increased the consequences of liability for violations, including for failing to notify the State Administration for Market Regulation prior to implementing transactions if certain thresholds are met.

As of the date of this annual report, the mainland China’s statements and regulatory actions related to anti-monopoly concerns have not impacted our business, our ability to accept foreign investments or our ability to issue our securities to foreign investors. However, in the future, we may become subject to these or similar laws and regulations and compliance with such laws and regulations, as well as administrative guidance and requirements by regulators from time to time, may require significant resources and efforts, including changing our operations and pricing practices, restructuring our operations and adjusting our investment activities, which may materially and adversely affect our operations, growth prospects, reputation and the trading prices of our ordinary shares and/or ADSs.

All of our current and future construction projects are and will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects.

All of our current and future construction projects are and will be subject to a number of risks, including:

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	disruptions to key supply markets, including shortages of, and price increases in, energy, materials and skilled and unskilled labor, geopolitical issues and inflation;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	lack of sufficient, or delays in availability of, financing;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;

•	labor disputes or work stoppages;

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

We could encounter substantial cost increases or delays in our projects, which could prevent or delay the opening of such projects.

We have certain projects under development and may have development projects in the future. The completion of these projects, such as the casino at City of Dreams Sri Lanka, is subject to a number of contingencies, including adverse developments in applicable legislation, delays or failures in obtaining necessary government licenses, permits or approvals, disruptions to key supply markets, including shortages of, and price increases in energy, materials and skilled and unskilled labor, and inflation. The occurrence of any of these developments could increase the total costs or delay or prevent the construction or opening of new projects, which could materially and adversely affect our business, financial condition and results of operations. We may also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates.

There is no assurance that the actual costs related to our projects will not exceed the costs we have projected and budgeted, which could materially and adversely affect our business, cash flow, financial condition, results of operations and prospects.

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

Melco Resorts Macau’s concession further provides that the Macau government is allowed to request various changes in our investment plan and impose business and corporate requirements that may be binding on us. Melco Resorts Macau must also first obtain the Macau government’s approval before raising certain financing and must notify the Macau government before taking significant financial decisions. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by our concession, the gaming law or other related regulations.

The harshest penalty that may be imposed on us for failure to comply with the complex legal and regulatory regime in Macau and the terms of the Concession Contract is revocation of the concession. Under the concession, the Macau government has the right to unilaterally terminate the concession in the event of non-compliance by Melco Resorts Macau with its basic obligations under the concession and applicable Macau laws. If such a termination were to occur, any casino premises and gaming equipment at that time will revert or be transferred to the Macau government without compensation to us and we would be unable to operate casino gaming in Macau, which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in our projects. Termination events include, among others, endangerment to the national security of mainland China or Macau; the operation of gaming without permission or operation of a business which does not fall within the business scope of the concession; abandonment of approved business or suspension of operations of its gaming business in Macau without reasonable grounds; transfer of all or part of Melco Resorts Macau’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval; failure to pay taxes, premiums, levies or other amounts payable to the Macau government; systematic non-compliance with the Macau Gaming Operations Law’s basic obligations; for reasons of public interest; and for failure to meet probity standards or failure to meet the investment amount and other criteria set in the Concession Contract within the period set by the Macau government. These events could lead to the termination of Melco Resorts Macau’s concession without compensation to Melco Resorts Macau. In many of these instances, the Concession Contract does not provide for a specific cure period within which any such events may be cured and the granting of any cure period, if at all, would be at the discretion of the Macau government. See “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Concession Contract in Macau.”

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

Studio City commenced operations in October 2015 and operates in a challenging competitive environment. For example, some of our competitors in Macau have expanded operations or have announced intentions for further expansion and developments in Cotai, where Studio City is located. See “— We face intense competition in Macau, the Philippines and elsewhere in Asia and Europe and may not be able to compete successfully.” Moreover, we face risks and uncertainties related to changes to the mainland China and Macau governments’ policies and regulations relating to gaming markets, including those affecting gaming table allocation and caps, smoking restrictions, exchange controls and repatriation of capital, measures to control inflation and monetary transfers and travel restrictions.

In addition, Studio City may find it challenging to comply with the terms imposed under its financing arrangements, especially during periods of challenging market conditions (including changes in the mainland China’s economy). The 2021 Studio City Senior Secured Credit Facility, 2024 Studio City Senior Secured Credit Facility and the indentures governing the Studio City Notes impose certain operating and financial restrictions, including limitations on the ability to pay dividends, incur additional debt, make investments, create liens on assets or issue preferred stock. If we are unable to comply with such restrictions, it could cause repayment of our debt to be accelerated. See “— The agreements governing our credit facilities and debt instruments contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions or otherwise take actions that may be in our best interests” and “— The renewal of a land concession is subject to compliance with certain legal requirements. In the event of any failure to meet such legal requirements, we could be forced to forfeit all or part of our investment in City of Dreams, along with our interest in the land on which City of Dreams is located and the building and structures on such land.”

All of the foregoing trends, risks and uncertainties may have a material adverse impact on our business, financial condition and results of operations.

We may be required to cease our operations at Mocha Clubs and Grand Dragon Casino.

Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau and offer both electronic gaming machines and electronic table games, with a focus on general mass market patrons outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements. In addition to the Mocha Clubs, we also operate the Grand Dragon Casino, which focuses on mass market table games.

Under the Macau Gaming Operations Law, concessionaires, such as Melco Resorts Macau, may continue to operate games of chance in casinos in properties that are not owned by them for a period of three years from January 1, 2023 under authorization of the Chief Executive of Macau. Such three-year period ends on December 31, 2025, following which the concessionaires may only continue to operate games of chance in properties that are not owned by them by engaging a managing company, with any such engagement subject to approval of the Chief Executive of Macau. There is no assurance that we will be able to obtain any necessary approvals to operate Mocha Clubs or Grand Dragon Casino beyond December 31, 2025 as these approvals are granted by the Macau government at its discretion in line with policies that may change from time to time. Any cessation of operations at Mocha Clubs or Grand Dragon Casino may have an adverse effect on our business, financial condition and results of operations.

Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of mainland China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, a mainland China citizen traveling abroad is only allowed to take a total of RMB20,000 (equivalent to approximately US$2,734) plus non-RMB currency with an amount equivalent of up to US$5,000 out of mainland China. The annual limit of RMB100,000 (equivalent to approximately US$13,668) is the aggregate amount that can be withdrawn overseas by any person from mainland China bank accounts and it was set by the mainland China government. In addition, the mainland China government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that mainland China-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from mainland China to Macau. Furthermore, a law also exists to control cross-border transportation of cash and other negotiable instruments to the bearer. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (equivalent to approximately US$15,007) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. The adoption of digital currency by the mainland China government may also cause more restrictions on the export of the Renminbi out of mainland China, which may impede the flow of customers from mainland China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

In addition, the value of RMB against the U.S. dollar and other currencies may fluctuate and may be affected by, among other things, changes in political and economic conditions and the foreign exchange policies adopted by the mainland China government. In 2024, the value of RMB depreciated approximately 2.7% against the U.S. dollar, compared to 2023. It remains difficult to predict how market forces or mainland China or U.S. government policy, including the ongoing trade disputes between mainland China and the U.S. governments may further exacerbate the devaluation of the RMB against the U.S. dollar and other currencies in the future. Given that we derive a significant majority of our revenues from our Macau gaming business and a significant number of our gaming customers come from, and are expected to continue to come from, mainland China, any further devaluation of the RMB against the U.S. dollar and other currencies may affect the visitation and level of spending of these gaming customers and could in turn have a material adverse effect on our revenues and financial condition.

Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.

Our operations in Macau are also exposed to the risks of changes in laws and policies. Current laws in Macau, such as licensing requirements, tax rates, immigration and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon gaming operations in Macau. See “— The gaming industries in Macau, the Philippines, Cyprus and Sri Lanka are highly regulated.”

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

Our activities in Macau are subject to administrative review and approval by various departments of the Macau government. For example, our business activities are subject to the administrative review and approval by the DICJ, Macau Health Bureau, Macau Labor Bureau, Macau Construction Works Bureau, Macau Fire Department, Macau Finance Department and Macau Government Tourism Office. We cannot assure you that we will be able to obtain or maintain all necessary approvals, which may materially affect our business, financial condition, results of operations, cash flows and prospects. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

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

Melco Resorts Macau benefits from an exemption from complementary tax on income from gaming operations under the Concession until December 31, 2027 and we may not be able to extend it.

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

The Macau government granted to Melco Resorts Macau the benefit of a complementary tax exemption on gaming profits for the period from January 1, 2022 to December 31, 2022 by dispatch of the Chief Executive of Macau. Melco Resorts Macau continues to benefit from the Macau complementary tax exemption on gaming profits for the period from January 1, 2023 to December 31, 2027 pursuant to a Dispatch of the Chief Executive of Macau dated January 29, 2024. The non-gaming profits of Melco Resorts Macau remain subject to the Macau complementary tax. We cannot assure you that the complementary tax exemption benefits will be extended beyond their expiration dates.

The Macau government granted to one of our subsidiaries in Macau the Macau complementary tax exemption until 2021 on profits generated from income received from Melco Resorts Macau, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. Such subsidiary applied for an extension of the Macau complementary tax exemption for the period from January 1, 2022 to December 31, 2022 and further for the period from January 1, 2023 to December 31, 2032. The application for 2023 to 2032 was rejected and an objection to such decision was denied in a notice dated September 4, 2024. As the tax exemption has not been extended, it may have a material adverse effect on our financial condition.

For the period from January 1, 2022 to June 26, 2022, a payment of MOP4 million (equivalent to approximately US$0.5 million) and MOP4.2 million (equivalent to approximately US$0.5 million), as payment for the period from June 27, 2022 to December 31, 2022, was paid by Melco Resorts Macau with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributed by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. In February 2024, Melco Resorts Macau entered into an agreement with the Macau government for an annual payment for the period from 2023 through 2025. Upon the payment of such amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. We cannot assure you that the same arrangement will be applied beyond such period or, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.

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

Melco Resorts Leisure’s right to operate City of Dreams Manila is subject to certain limitations under the operating agreement for the management and operation of City of Dreams Manila, entered into among Melco Resorts Leisure and the Philippine Parties. For example, Melco Resorts Leisure is prohibited from entering into any contract for City of Dreams Manila outside the ordinary course of the operation and management of City of Dreams Manila with an aggregate contract value exceeding US$3.0 million (such contract value to be increased by 5.0% each year on each anniversary date of the operating agreement, with the threshold at approximately US$5.1 million for the year ended December 31, 2024) without the consent of the other Philippine Licensees. In addition, Melco Resorts Leisure is required to remit specified percentages of the mass market and VIP gaming earnings before interest, tax, depreciation and amortization and other defined adjustments or net revenues derived from City of Dreams Manila to PremiumLeisure and Amusement Inc.

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

For the gaming-related transactions in our Philippines operations, Melco Resorts Leisure currently enjoys exemptions from national, local, direct and indirect taxes, including VAT, in the Philippines pursuant to the PAGCOR charter, as a result of its payment of the 5% franchise tax directly payable to the Philippine Bureau of Internal Revenue (“BIR”) based on gross gaming revenue in the Philippines. In 2022, the BIR issued Revenue Memorandum Circular No. 32-2022, which sought to impose 12% VAT on gaming revenue. While Melco Resorts Leisure and the other integrated resorts submitted a joint letter to BIR challenging the imposition of VAT on gaming transactions, there is no assurance that we will prevail on any challenge and any assessment of VAT on our gaming revenue could have a material adverse effect on our business, financial condition and results of operations. In December 2024, the BIR issued Revenue Memorandum Circular No. 132-2024 clarifying and upholding that the 5% franchise tax on the income derived from the gaming operations of PAGCOR, its licensees and contractees shall be in lieu of all local and national taxes including indirect taxes such as VAT.

Further, Melco Resorts Leisure, by virtue of its being registered with the Philippine Economic Zone Authority as a Tourism Economic Zone Enterprise, enjoys a tax and duty exemption on importation and VAT zero-rating on its local purchases of certain capital equipment used in registered activities. Our Philippines subsidiaries are also liable for VAT on certain transactions. On March 26, 2021, the Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) was signed and took effect on April 11, 2021 and is applicable to income derived from our non-gaming operations in the Philippines. CREATE reduced the minimum corporate income tax rate from 2% to 1% for the period from July 1, 2020 to June 30, 2023 and the corporate income tax rate from 30% to 25% starting July 1, 2020.

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

We will require the continued cooperation of The Cyprus Phassouri (Zakaki) Limited for the operation of City of Dreams Mediterranean and the Cyprus Casinos. Two satellite casinos in Nicosia and Larnaca opened in 2018 (the Larnaca satellite casino ceased operations in June 2020), one satellite casino opened in 2019 in Ayia Napa and one satellite casino in Paphos opened in February 2020. In addition, our City of Dreams Mediterranean project, which required significant investment of capital and other resources, opened to the public in July 2023. Prior to the opening of City of Dreams Mediterranean, we operated a temporary casino in Limassol from 2018 to 2023. Our operations in Cyprus are also subject to ongoing compliance with various laws, regulations, licenses, permits and renewals of those licenses and permits. Given our relatively short operating history and limited experience in Cyprus, which also represents our first significant business venture outside of Asia, it may be difficult for us to comply with the applicable laws and regulations or to secure all necessary licenses and permits in Cyprus, which could be time-consuming and significantly increase our costs. In addition, Cyprus is a relatively new gaming market and we may not achieve the intended results or return through our operations in Cyprus.

While we have already made significant capital investments for the development and operation of our operations in Cyprus, the ongoing operation of City of Dreams Mediterranean requires further significant additional capital investments, which may be funded through various sources, including equity, cash on hand, operating free cash flow as well as other financing, including by way of shareholder loans and external debt financing. We will be required to obtain approval from, or the consent of, or notify relevant government authorities, including the CGC, in order to enter into any debt financing, and there can be no assurance that we will be able to obtain the necessary approvals or consents for debt financing in a timely manner or at all. Our ability to obtain such debt financing also depends on a number of factors beyond our control, including the military conflict between Russia and Ukraine, the Israel-Hamas conflict, and other conflicts in the Middle East, rising interest rates, market volatility, and a contraction of liquidity in the global credit markets and lenders’ perceptions of, and demand for, the debt financing for City of Dreams Mediterranean. Under the shareholders’ agreement entered into between us and The Cyprus Phassouri (Zakaki) Limited regarding ICR Cyprus, the shareholders are obligated to use all commercially reasonable endeavors, subject to certain terms and conditions, to source debt financing of up to EUR437 million (equivalent to approximately US$455 million) for the development of City of Dreams Mediterranean. To the extent there is a shortfall in the amount of third-party debt available (or available on commercially-acceptable terms), we are obligated to fund the shortfall up to the full amount of EUR437 million (equivalent to approximately US$455 million) on terms which are, subject to certain terms and conditions, no less favorable to the project than any commercially-acceptable terms available in the commercial lending market. In connection therewith, a shareholder loan agreement for up to EUR275 million (equivalent to approximately US$286 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in March 2020. In addition, a further shareholder loan agreement for up to EUR250 million (equivalent to approximately US$260 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in May 2022, along with a subordination agreement pursuant to which the March 2020 shareholder loan was subordinated to the May 2022 shareholder loan. There is no guarantee that we can secure the necessary additional capital investments, including any additional or replacement debt financing, required for the ongoing operation of City of Dreams Mediterranean in a timely manner or at all. In addition, our operation of City of Dreams Mediterranean may be subject to additional risks, particularly, the military conflict between Russia and Ukraine, the Israel-Hamas conflict, and other conflicts in the Middle East, and the resulting disruptions.

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

Our current operations in Cyprus, including City of Dreams Mediterranean in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos, are dependent on the Cyprus License granted by the government of Cyprus to Integrated Casino Resorts on June 26, 2017. Under the Cyprus License, Integrated Casino Resorts has been granted the right to develop, operate and maintain an integrated casino resort in Limassol, Cyprus and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant with the right for exclusivity in Cyprus for the first 15 years of the term. The Cyprus License imposes certain requirements and conditions on Integrated Casino Resorts and its service providers, including the threat of suspension or termination of the Cyprus License upon the occurrence of certain events. Such requirements include, among others:

•

in connection with the operation of City of Dreams Mediterranean and, until the operation of such integrated casino resort, a temporary casino, payment to the government of Cyprus of an annual license fee of EUR2.5 million (equivalent to approximately US$2.6 million) per year for the first four-year period commencing from June 26, 2017, the grant date of the Cyprus License, and an annual license fee of EUR 5.0 million (equivalent to approximately US$5.2 million) per year for the second four-year period. Upon completion of the above eight-year period and for each four-year period thereafter, the government of Cyprus may review the annual license fee payable for each four-year term, provided that the annual license fee payable per year shall be no less than EUR 5.0 million (equivalent to approximately US$5.2 million) and subject to a maximum percentage increase;

•

in connection with the operation of the satellite casino in Nicosia, payment to the government of Cyprus of an annual license fee of EUR1.0 million (equivalent to approximately US$1.0 million) per year since its commencement of operations;

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

Risks Relating to Operating in the Gaming Industry in Sri Lanka

Our operations in Sri Lanka face significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations.

We expect to commence operations of both the casino and the Nüwa-branded hotel at City of Dreams Sri Lanka in the third quarter of 2025. Historically, the leading source of tourists in Sri Lanka has come from India. While we intend to attract such tourists to City of Dreams Sri Lanka, it is uncertain if we will be successful in doing so and there can be no assurance that tourists from India will be incentivized to visit and patronize City of Dreams Sri Lanka. If City of Dreams Sri Lanka is unable to attract customers from India, this could adversely affect our business and results of operations.

In addition, the regulatory framework governing casinos in Sri Lanka is comparatively limited, focusing on license requirements, gaming tax obligations, and general anti-money laundering standards. Although we have obtained the Sri Lanka License, there is considerable uncertainty about how the legal and regulatory environment may change in the near future. In particular, the Sri Lankan government has announced its intention to establish a dedicated casino regulatory authority, tentatively in 2025. The Sri Lankan government is expected to develop more comprehensive regulations and policies governing casino operations, which could include stricter licensing standards, increased gaming taxes, expanded compliance obligations, and more rigorous enforcement mechanisms. Any such regulatory evolution or newly imposed obligations could materially affect our operations at City of Dreams Sri Lanka. For example, in connection with the proposed 2025 budget, there have been considerations by the Sri Lanka government to, among other things, increase the 40% corporate income tax for the gaming business, increase the monthly gross collection levy of 15% of the total collections from the business of gaming and increase the casino entry fee for locals from US$50. In addition, we may need to adjust our internal controls, compliance systems, marketing strategies or capital investment plans to meet new regulatory requirements or address more vigorous enforcement practices.

We also face potential risks if additional fees or taxes are imposed, the scope of permissible gaming activities is limited or new social responsibility mandates are imposed, any of which could cause our compliance costs to increase substantially, and failure to meet these new requirements could result in penalties, fines, or license revocations, severely impacting our financial performance and reputation in the region.

Moreover, because the current regulatory framework remains limited, we have only partial visibility into how prospective laws or regulations such as those pertaining to responsible gaming, corporate governance, and anti-money laundering might be adopted or enforced by any future casino regulatory authority. Additionally, if public opinion regarding casinos in Sri Lanka shifts or if policymakers adopt more restrictive views, we could encounter unforeseen challenges in maintaining our license or expanding our operations. Given these uncertainties, there can be no assurance that evolving regulations and attitudes towards gaming in Sri Lanka will not adversely affect our business, financial condition, and results of operations.

Our operations in Sri Lanka are dependent on the continued cooperation of John Keells.

Our subsidiary, Bluehaven Services, has entered into a casino lease agreement with a subsidiary of John Keells, Waterfront Properties (Private) Limited (“Waterfront Properties”), under which Bluehaven Services has leased an area within City of Dreams Sri Lanka to operate a casino business. In addition, we are negotiating with Waterfront Properties on a hotel management agreement pursuant to which we will manage the top five floors of the hotel tower at City of Dreams Sri Lanka under our Nüwa brand. We expect to commence operations of both the casino and the Nüwa-branded hotel in the third quarter of 2025. The successes of both the casino and the Nüwa-branded hotel within City of Dreams Sri Lanka are dependent on the continued cooperation of John Keells.

The area Bluehaven Services has leased within City of Dreams Sri Lanka to operate a casino business is subject to risks associated with a tenancy relationship.

Our subsidiary, Bluehaven Services, has entered into the casino lease agreement, which became effective on July 10, 2024, with Waterfront Properties to lease an area within City of Dreams Sri Lanka to operate a casino business. Numerous potential issues or causes for disputes may arise from a tenancy relationship, such as with respect to the provision of utilities on the premises, rental lease payments, or any adjustments thereto, any of which could result in a dispute between Waterfront Properties and Bluehaven Services. There can be no assurance that any such dispute would be resolved or settled amicably or expediently or that Bluehaven Services will not encounter any material issues with respect to its tenancy relationship with Waterfront Properties. There can be no assurance that any material issue arising out of the tenancy relationship can always be resolved swiftly and on terms acceptable to us. Furthermore, if any dispute arises, Waterfront Properties, as lessor, could discontinue essential services necessary for the area Bluehaven Services has leased within City of Dreams Sri Lanka, or seek relief to oust Bluehaven Services from possession of the leased premises. Any prolonged or substantial dispute between Waterfront Properties and Bluehaven Services under the casino lease agreement could have a material adverse effect on our operations at City of Dreams Sri Lanka, which could in turn, adversely affect our business, financial condition and results of operations.

Furthermore, the casino lease agreement may be terminated under certain circumstances, including Bluehaven Services’ non-payment of rent, or if either party fails to substantially perform any material covenants under the casino lease agreement and fails to remedy such non-performance in a timely manner, which could cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

Sri Lanka’s gaming operations are dependent on the Sri Lanka License and any failure to comply with the terms of the Sri Lanka License could have a material adverse effect on our business, financial condition and results of operations.

Our gaming operations at City of Dreams Sri Lanka will be dependent on the Sri Lanka License. Under the Sri Lanka License, Bluehaven Services has been granted the right to operate a casino business at City of Dreams Sri Lanka for a term of 20 years until March 31, 2044. The Sri Lanka License imposes certain requirements and conditions on Bluehaven Services, including, among others:

•

prior approval from the Ministry of Finance, Economic Stabilization & National Policies of Sri Lanka for any change in ownership and board of directors of the license holder, and any change to the games offered or details provided in the license application;

•

the payment of an annual levy of LKR500 million (equivalent to approximately US$1.7 million) and a monthly gross collection levy of 15% of the total collections from the business of gaming (exempted if monthly gross collections do not exceed LKR1 million (equivalent to approximately US$3,418)); and

•	the payment of an annual tax of 40% on the gains and profits generated from the casino to the Inland Revenue Department of Sri Lanka.

There is no assurance that we will be able to continuously comply with all of the requirements under the Sri Lanka License, or that the Sri Lanka License will not be modified to contain more onerous terms or in such other manner that would cause us to lose our Sri Lanka License or otherwise prohibit us from operating the casino at City of Dreams Sri Lanka. If the Sri Lanka License is materially altered or revoked for any reason, including due to any failure by us to comply with its terms, we may be required to cease our casino business operations in Sri Lanka, which could have a material adverse effect on our business, financial conditions and results of operations.

We are required to invest a certain amount in the casino business at City of Dreams Sri Lanka by the earlier of the commencement of the casino operations or June 27, 2026. If we fail to meet this requirement by such time and are unable to obtain a time extension, the Board of Investment of Sri Lanka is entitled to withdraw any or all of the concessions, rights, privileges and benefits granted to us.

Pursuant to an agreement dated June 28, 2024 entered into between Bluehaven Services and the Board of Investment of Sri Lanka, we are required to invest a sum of US$100 million into the casino project at City of Dreams Sri Lanka by the earlier of the commencement of casino operations at City of Dreams Sri Lanka or June 27, 2026, as a result of which we will be entitled to certain concessions, including, among other things, exemption from customs duty. We expect to meet such requirement by the commencement of casino operations at City of Dreams Sri Lanka in the third quarter of 2025. If we fail to meet such requirement prior to commencement of casino operations at City of Dreams Sri Lanka and are unable to obtain a time extension, the Board of Investment of Sri Lanka is entitled to withdraw any or all of the concessions, rights, privileges and benefits granted to us under such agreement.

Risks Relating to Our Corporate Structure and Ownership

Our controlling shareholder has a substantial influence over us, and its interests in our business may be different than yours. We have had, and may continue to have, transactions with our controlling shareholder and its affiliates and such transactions may create conflicts of interest between us and our controlling shareholder.

As of March 15, 2025, Melco International’s beneficial ownership in our Company was approximately 53.85%. There are risks associated with the possibility that Melco International may: (i) have economic or business interests or goals that are inconsistent with ours; (ii) have operations and projects elsewhere in Asia or elsewhere in the world that compete with our businesses in Macau, the Philippines, Cyprus and in other countries and for available resources and management attention; (iii) take actions contrary to our policies or objectives; or (iv) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco International’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

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

We have entered into various related party transactions with Melco International and its affiliates and subsidiaries. For example, we acquired a 75% equity interest in ICR Cyprus from Melco International on July 31, 2019. Prior to this acquisition, we had entered into arrangements with Melco International to provide planning, design, construction and other services to Melco International and its subsidiaries in connection with the City of Dreams Mediterranean project. In August 2022, we repurchased 9,995,799 ordinary shares and 25,000,000 ADSs, collectively representing approximately 5.8% of our Company’s outstanding shares at that time, from Melco Leisure. In March 2023, we repurchased 40,373,076 ordinary shares, representing approximately 3% of our Company’s outstanding shares at that time, from Melco Leisure. We may, from time to time, enter into additional agreements and arrangements with Melco International or its affiliates or subsidiaries in connection with other projects. We may, from time to time, purchase, acquire or invest in other assets, companies or projects held or sponsored by Melco International or its affiliates or subsidiaries or Melco International may make such purchases, acquisitions or investments in assets, companies or projects that our Company holds. The consideration or amount of such purchase, acquisition or investment may be material or significant. While we believe the terms of agreements and arrangements we have with Melco International or its affiliates or subsidiaries are commercially reasonable, the determination of such commercial terms are subject to judgment and estimates and we may have obtained different terms had we entered into such agreements or arrangements with independent third parties.

Melco International may pursue additional casino projects in Asia, Europe or elsewhere, which, along with its current operations, may compete with our projects in Macau, the Philippines, Cyprus and Sri Lanka, which could have material adverse consequences to us and the interests of our minority shareholders.

Melco International may take action to construct and operate new gaming projects located in other countries in the Asian region, Europe or elsewhere, which, along with its current operations, may compete with our projects in Macau, the Philippines, Cyprus and Sri Lanka and could have adverse consequences to us and the interests of our minority shareholders. We could face competition from these other gaming projects as well as competition from regional competitors. We expect to continue to receive significant support from Melco International in terms of its local experience, operating skills, international experience and high standards. Should Melco International decide to focus more attention on casino gaming projects located in other areas of Asia or elsewhere that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, the Philippines, Cyprus and/or Sri Lanka, Melco International may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth.

Casinos and integrated gaming resorts are becoming increasingly popular in Asia and Europe, giving rise to more opportunities for industry participants and increasing regional competition. We cannot guarantee you that Melco International will make strategic and other decisions which do not adversely affect our business.

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

Any occurrence of these events could be outside our control and could result in events of default and cross-defaults which may cause the termination and acceleration of our credit facilities, the Studio City Notes and Melco Resorts Finance Notes and potential enforcement of remedies by our lenders or note holders (as the case may be), which would have a material adverse effect on our financial condition and results of operations. For example, Melco Leisure has pledged 667,360,904 ordinary shares of our Company held by it in connection with a credit facility entered into by, among others, it and Melco International. If they are unable to comply with certain covenants under such credit facility, it could result in the relevant lenders enforcing the pledge, which could result in a change of control in our Company that would trigger the above provisions under our credit facilities, the Studio City Notes and Melco Resorts Finance Notes.

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

We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness.

Our outstanding indebtedness as of December 31, 2024 includes:

•	HK$1.23 billion (equivalent to US$158.3 million) under the 2020 Credit Facilities;

•	HK$1.0 million (equivalent to US$0.1 million) under the 2015 Credit Facilities;

•	HK$1.0 million (equivalent to US$0.1 million) under the 2021 Studio City Senior Secured Credit Facility;

•	US$1.00 billion from Melco Resorts Finance’s issuance of the 2025 Senior Notes;

•	US$500.0 million from Melco Resorts Finance’s issuance of the 2026 Senior Notes;

•	US$600.0 million from Melco Resorts Finance’s issuance of the 2027 Senior Notes;

•	US$850.0 million from Melco Resorts Finance’s issuance of the 2028 Senior Notes;

•	US$1.15 billion from Melco Resorts Finance’s issuance of the 2029 Senior Notes;

•	US$750 million from Melco Resorts Finance’s issuance of the 2032 Senior Notes;

•	US$221.6 million from Studio City Finance’s issuance of the 2025 Studio City Notes;

•	US$500.0 million from Studio City Finance’s issuance of the 2028 Studio City Notes;

•	US$1.10 billion from Studio City Finance’s issuance of the 2029 Studio City Notes; and

•	US$350.0 million from Studio City Company’s issuance of the 2027 Studio City Notes.

We may incur further indebtedness to finance any future projects or phases of projects, or for general corporate purposes.

Our significant indebtedness could have material consequences. For example, it could:

•	make it difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions, including disruptions to global economic conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;

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

We have funded our capital investment projects through, among others, cash generated from our operations, credit facilities, issuance of debt securities and equity financings. For example, we used such capital resources to fund the development of the remaining land for our Studio City development project, and we may require additional financing in the future for our capital investment projects, which we may raise through debt or equity financing. In connection with the Concession Contract, Melco Resorts Macau committed to an overall investment of MOP11,823.7 million (equivalent to approximately US$1.48 billion) and incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$250.5 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to approximately US$22.51 billion) (“Incremental Investment Trigger”). As Macau’s annual gross gaming revenue exceeded MOP180.0 billion (equivalent to approximately US$22.51 billion) in 2023, the Incremental Investment Trigger was triggered in 2023, thereby increasing Melco Resorts Macau’s non-gaming investment by MOP2,003.0 million (equivalent to approximately US$250.5 million), with the overall investment amount increased to MOP13,826.7 million (equivalent to approximately US$1.73 billion) to be carried out by December 2032. As of December 31, 2024, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP3,341.5 million (equivalent to approximately US$417.9 million). We may also require additional financing in the future to fund our business operations. We may be required to obtain approval from, or consent of, or notify relevant government authorities or third parties in order to enter into such financings. There are no assurances that we would be able to obtain any required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.

Any financing related to the above may also be subject to, among others, the terms of credit facilities, the Melco Resorts Finance Notes and the Studio City Notes and any future financings. In addition, our ability to obtain debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates. Although many economies have started reducing interest rates, the direction of global policies remain uncertain. The continued pressure on the mainland China property market since 2022, as well as the deterioration in the mainland China economy post-COVID-19 also negatively impacted the market for high yield bonds of issuers in other sectors connected with mainland China, including those issued by Macau gaming operators and associated entities. As a result, we cannot assure you that we will be able to obtain sufficient financing on terms satisfactory to us, or at all, to finance our capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected. We may, from time to time, seek to obtain new financings or refinance our outstanding debt through international markets. Any such financing or refinancing, and our evaluation thereof, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our business and operations in Macau are dependent upon our concession and, if we fail to comply with the complex legal and regulatory regime in Macau, our concession may be subject to revocation,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financing and Indebtedness — Any inability to maintain current financing or obtain future financing could result in delays in our project development schedule and could impact our ability to comply with the terms of the Concession Contract and generate revenues from operations at our present and future projects” and “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Concession Contract in Macau.”

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

•

general economic conditions and economic conditions affecting mainland China, Macau, the Philippines, Cyprus, Sri Lanka or the gaming industry in particular, including market conditions such as increases in inflation and other global economic, political and social conditions;

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

Our current and future credit facilities, including the 2015 Credit Facilities, the 2020 Credit Facilities, the 2021 Studio City Senior Secured Credit Facility and the 2024 Studio City Senior Secured Credit Facility, require and will require satisfaction of extensive conditions precedent prior to the advance or rollover of loans under such facilities. If there is a breach of any terms or conditions of our credit facilities or other obligations and the breach is not cured or capable of being cured, or if we are unable to make certain representations, then such conditions precedent will not be satisfied. Our ability to satisfy such conditions precedent may also be affected by the actions of third parties and/or matters outside of our control, such as government consents and approvals and market conditions, and thus also result in our inability to satisfy any conditions precedent. We may also rely on waivers given by lenders to waive satisfaction of certain conditions precedent under the facilities from time to time. There is no assurance that we will be successful in any future attempts to obtain consents or waivers of terms and conditions under any of the facilities from any lender on terms that are acceptable to us or at all. The inability to draw down or roll over loan advances under any credit facility may result in a funding shortfall in our operations and we may not be able to fulfill our obligations as planned. Such events may also result in an event of default under the respective credit facility and may also trigger cross-defaults under our other indebtedness obligations. There can be no assurance that all conditions precedent to draw down or roll over loan advances under our credit facilities will be satisfied in a timely manner or at all. If we are unable to draw down or roll over loan advances under any current or future facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could harm the economic viability of the relevant development project. The need to arrange such alternative financing would likely also delay the construction and/or operations of our future projects or existing properties, which would affect our cash flows, results of operations and financial condition.

Any inability to maintain current financing or obtain future financing could result in delays in our project development schedule and could impact our ability to comply with the terms of the Concession Contract and generate revenues from operations at our present and future projects.

If we are unable to maintain our current financing arrangements or obtain suitable financing for our operations and our current or future projects (including any acquisitions we may make), such failure could adversely impact our compliance with our Concession Contract, our existing operations, or cause delays in, or prevent completion of, the development of any current or future projects. In connection with the Concession Contract, Melco Resorts Macau committed to an overall investment of MOP11,823.7 million (equivalent to approximately US$1.48 billion) and incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$250.5 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to approximately US$22.51 billion). As Macau’s annual gross gaming revenue exceeded MOP180.0 billion (equivalent to approximately US$22.51 billion) in 2023, the Incremental Investment Trigger was triggered in 2023, thereby increasing Melco Resorts Macau’s non-gaming investment by MOP2,003.0 million (equivalent to approximately US$250.5 million), with the overall investment amount increased to MOP13,826.7 million (equivalent to approximately US$1.73 billion) to be carried out by December 2032. As of December 31, 2024, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of

MOP3,341.5 million (equivalent to approximately US$417.9 million). Any inability to obtain suitable financing, if required, may cause us to fail to comply with the terms of our Concession Contract, the harshest penalty of which for any non-compliance that may be imposed on us is revocation of the Concession Contract. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our business and operations in Macau are dependent upon our concession and, if we fail to comply with the complex legal and regulatory regime in Macau, our concession may be subject to revocation” and “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Concession Contract in Macau.”

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market, or the Nasdaq, since January 2, 2009. During the period from December 19, 2006 to March 14, 2025, the trading prices of our ADSs ranged from US$2.27 to US$45.70 per ADS and the closing sale price on March 14, 2025 was US$5.63 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors, including the following:

•	international political tensions, including between mainland China and the U.S., and policies and/or legislation which may be proposed and/or enacted in relation to such tensions;

•

developments in the Macau market, the Philippine market, the Cyprus market, the Sri Lanka market or other Asian or European gaming markets, including disruptions caused by widespread health epidemics or pandemics and the announcement or completion of major new projects by our competitors;

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	general economic, political or other factors that affect the region where our properties are located and/or the macroeconomic environment, including any global pandemics or other crises;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new investments, acquisitions, strategic partnerships, joint ventures or divestments by us or our competitors;

•	changes in performance and value of our investments;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	changes in our market share of the Macau, Philippine, Cyprus and/or Sri Lanka gaming markets;

•	detrimental adverse publicity about us, our properties or our industries;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca, Renminbi, Euro, the Philippine peso and the Sri Lankan rupee;

•	release or expiration of lock-up or other transfer restrictions on our outstanding shares or ADSs;

•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs;

•	potential litigation or regulatory investigations; and

•	rumors related to any of the above, irrespective of their veracity.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in connection with COVID-19 outbreaks, securities markets across the globe have experienced significant volatility. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In addition, we are a Cayman Islands holding company and not a mainland China operating company and investors may never directly hold equity interests in our operating subsidiaries. This organizational structure involves unique risks to investors, including the possibility of mainland China or Macau regulatory authorities disallowing our organizational structure, which would likely result in a material change in our operations and/or value of our ADSs making them significantly decline or worthless.

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

On May 14, 2020, we announced the suspension of the Company’s quarterly dividend program to preserve liquidity in light of COVID-19 outbreaks and to continue investing in our business. We cannot assure you that we will resume the Company’s quarterly dividend program or make any dividend payments on our shares in the future. Dividend payments will depend upon a number of factors, including the operating environment, our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board. Except as permitted under the Companies Act (as amended) of the Cayman Islands, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, the 2020 Credit Facilities, the Studio City Notes, the 2021 Studio City Senior Secured Credit Facility, the 2024 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2015 Credit Facilities and the 2020 Credit Facilities include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover, cash cover and leverage ratios. The Studio City Notes, 2021 Studio City Senior Secured Credit Facility and 2024 Studio City Senior Secured Credit Facility also contain certain covenants restricting payment of dividends by Studio City Finance and its subsidiaries, respectively. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

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

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines, Cyprus and Sri Lanka. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, together with cost and time constraints, it may be difficult for you to effect service of process within the United States upon these persons. In particular, while none of our directors or officers spend a significant amount of time physically located in mainland China, all of our directors and officers, other than Ms. Galante, spend a significant amount of time physically located in Hong

Kong and/or Macau, and it will be more difficult to enforce liabilities and enforce judgments on those individuals.

It may also be difficult for you to enforce in the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Sri Lanka courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial portion of whose assets are located outside of the United States. For instance, judgments of United States courts may not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. Similarly, the judgment of United States courts may not be directly enforced in Macau. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Macau and the United States. However, Macau’s civil procedure law permits an action to be brought to the Macau Second Instance Court for the recognition of a judgment obtained in a foreign jurisdiction. However, a separate legal action for enforcement of the foreign judgment must be commenced in Macau in order to recover a debt from the judgment debtor, in case the debtor does not make voluntary payment of its debt upon recognition of the foreign judgment by the Courts in Macau.

In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Sri Lanka would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands, Macau, Hong Kong, Singapore, Philippines, Cyprus or Sri Lanka courts would be competent to hear original actions brought in the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Sri Lanka against us or such persons predicated upon the securities laws of the United States or any state.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the current market price of our ADSs and ordinary shares, and the composition of our income, assets and operations, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2024. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended) or (ii) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles are generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, more than 25% (by value) of the stock. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets, including the value of our goodwill and unbooked intangibles, for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares, and will become subject to potentially burdensome reporting requirements. U.S. Holders should consult their tax advisers regarding the application of these rules. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Changes in tax law relating to multinational corporations could adversely affect our tax position.

The member countries of the Organization for Economic Co-operation and Development (“OECD”), with the support of the G20, initiated the base erosion and profit shifting (“BEPS”) project in 2013 in response to concerns that changes were needed to international tax laws. In November 2015, the G20 finance ministers adopted final BEPS reports designed to prevent, among other things, the artificial shifting of income to low-tax jurisdictions, and legislation to adopt and implement the standards set forth in such reports has been enacted or is currently under consideration in a number of jurisdictions. In May 2019, the OECD published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. On October 10, 2021, 137 member jurisdictions of the G20/OECD Inclusive Framework on BEPS (including Israel) joined the “Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy” which sets forth the key terms of such two-pillar solution, including a reallocation of taxing rights among market jurisdictions under Pillar One and a global minimum tax rate of 15% under Pillar Two. The agreement reached by 137 of the 140 members of the OECD’s Inclusive Framework on BEPS calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules and released commentary to the Pillar Two model rules in March 2022 and published administrative guidance in 2023 and 2024. The model rules and commentary allow the OECD’s Inclusive Framework members to begin implementing the Pillar Two rules in accordance with the agreement reached in October 2021. Pillar Two has been enacted or substantively enacted in certain jurisdictions where we operate and the timing and ultimate impact of additional enactments and implementation on our tax obligations is uncertain. These changes, when enacted, by various countries in which we do business may increase our taxes in these countries in the future. The foregoing tax changes and other possible future tax changes may have an adverse impact on us, our business, financial condition, results of operations and cash flow.

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

On May 4, 2022, we were identified as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act (the “HFCAA”) and the rules promulgated thereunder because our auditor at that time was Ernst & Young, located in Hong Kong, which was a PCAOB-Identified Firm as of May 4, 2022. On August 16, 2022, we changed our auditor from Ernst & Young, located in Hong Kong, to Ernst & Young LLP, located in Singapore, which was not a PCAOB-Identified Firm. In December 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On June 7, 2024, we changed our auditor to Deloitte & Touche LLP, located in Singapore, which is also not a PCAOB-Identified Firm. As a result, until such time as the PCAOB issues any new determination, we do not believe we are at risk of being a Commission-Identified Issuer nor at risk of having our securities subject to a trading prohibition under the HFCAA.

In August 2022, we repurchased 9,995,799 ordinary shares and 25,000,000 ADSs from Melco Leisure.

In March 2023, we repurchased 40,373,076 ordinary shares from Melco Leisure.

In March 2024, our wholly-owned subsidiary, Bluehaven Services, was awarded a 20-year casino license by the Government of Sri Lanka.

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

B. BUSINESS OVERVIEW

Overview

We are a developer, owner and operator of integrated resort facilities in Asia and Europe. We currently have three major casino-based operations in Macau, namely, City of Dreams, Altira Macau and Studio City, and non-casino based operations in Macau at our Mocha Clubs. We also have a casino-based operation in the Philippines, City of Dreams Manila. In 2019, we expanded our footprint outside of Asia and into Europe following our acquisition of a 75% equity interest in ICR Cyprus, which owns and operates City of Dreams Mediterranean and three satellite casinos in Cyprus. We expect to commence operations of both the casino and the Nüwa-branded hotel at City of Dreams Sri Lanka in the third quarter of 2025.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate six Forbes Travel Guide Five-Star hotels in Asia — Altira Macau, Studio City’s Epic Tower and Star Tower, Morpheus, and Nüwa in both Macau and Manila — and received 19 Forbes Travel Guide Five-Star and three Forbes Travel Guide Four-Star recognitions across our properties in 2025. We seek to attract patrons throughout Asia, Europe and, in particular, from China.

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

We have earned multiple international accolades recognizing our excellence in operations, corporate social responsibility and contributions towards sustainability. These awards include:

•	Recognized as an “Industry Mover” within the Casinos & Gaming industry in the S&P Global Sustainability Yearbook 2025,

•	“Best Responsible Gaming Program” at the Asia Gaming Awards for the third consecutive year in 2025,

•	“Best Overall CSR Program” at the IAG Academy IR Awards in 2023 and 2024, and “Best CSR Initiative” in 2024,

•	“2024 BEST Award” by The Association for Talent Development (“ATD”),

•	“Sustainable Asia Award” at the Asian Excellence Awards by Corporate Governance Asia magazine in 2024,

•	“Outstanding Contribution in Corporate Social Responsibility” at the Asia Gaming Awards 2023,

•	“Corporate Social Responsibility Award of the Year” at the Global Gaming Awards Asia for the second consecutive year in 2023,

•	“2023 Excellence in Practice Award” by ATD in the “Career Development” category for the Company’s “Foundation Accelerated Program”,

•	“Best Environmental Responsibility” at the Asian Excellence Awards by Corporate Governance Asia magazine for the 11th consecutive year in 2023,

•

Being named among the Top 10 most sustainable hospitality companies in the 3rd Greater China Hotel Business Sustainability Index launched by CUHK Business School’s Centre for Business Sustainability in 2023,

•	“Sustainability Award” at the International Gaming Awards in 2022, and

•	The Company’s training program “Morpheus Moments – Whatever It Takes, Whenever, However” was granted the “2022 Excellence in Practice Award” by ATD in the “Customer Service Training” category.

We generated a significant majority of our total revenues for each of the years ended December 31, 2024, 2023 and 2022 from our operations in Macau, the principal market in which we compete. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.”

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated resort in Cotai, Macau, which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip patrons from regional markets across Asia. City of Dreams had an average of approximately 430 gaming tables and approximately 613 gaming machines in 2024, compared to an average of approximately 430 gaming tables and approximately 628 gaming machines in 2023 and an average of approximately 447 gaming tables and approximately 677 gaming machines in 2022.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. Morpheus offers approximately 783 rooms, suites and villas, Nüwa offers approximately 286 guest rooms, suites and villas, and the Grand Hyatt Macau hotel offers approximately 763 guest rooms and suites. The Countdown is currently undergoing renovations as part of its rebranding. In addition, City of Dreams includes approximately 41 restaurants and bars, approximately 149 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, swimming pools, spas and salons and banquet and meeting facilities. The Para nightclub offers approximately 2,232 square meters (equivalent to approximately 24,025 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming offerings. The wet stage performance theater with approximately 2,000 seats features House of Dancing Water (temporarily closed since June 2020) which is currently expected to re-open in May 2025.

City of Dreams has garnered numerous awards in recognition of its high level of customer service and diverse range of entertainment experiences. Below are some of these accolades:

•	City of Dreams was honored as one of the top 10 winners in the “Best Integrated Resorts” category at the T+L Luxury Awards Asia Pacific 2024 for the second consecutive year,

•	Morpheus and its spa were recognized by Forbes Travel Guide with Five-Star recognition for the sixth consecutive year in 2025,

•	Morpheus was listed among the World’s Most Beautiful Hotels by the Prix Versailles in 2023,

•	Nüwa was recognized as a Forbes Travel Guide Five-Star hotel for the 13th consecutive year in 2025, while its spa was awarded Forbes Travel Guide Five-Star recognition for the 12th consecutive year,

•

The Cantonese culinary masterpiece Jade Dragon was awarded Forbes Travel Guide Five-Star recognition for the 12th consecutive year in 2025. It received Three Diamonds in the Black Pearl Restaurant Guide 2025 for the sixth consecutive year and maintained its Three MICHELIN Star rating for the seventh consecutive year in the MICHELIN Guide Hong Kong Macau 2025. It garnered the Diamond award at the Trip.Best Gourmet Awards 2024 and was named a three-star restaurant by the Golden Phoenix Tree China Restaurant Guide 2024. Additionally, it was recognized by Tatler Best as one of Asia’s top 100 finest restaurants and was named one of the top 20 restaurants in Macau in the Tatler Dining Awards 2024,

•

The ultimate French culinary experience provided by Alain Ducasse at Morpheus enabled it to receive Forbes Travel Guide Five-Star recognition for the sixth year in 2025. It was honored with One Diamond in the Black Pearl Restaurant Guide 2025 for the second consecutive year and attained Two MICHELIN Stars in the MICHELIN Guide Hong Kong Macau 2025 for the seventh year running. It garnered the Diamond award at the Trip.Best Gourmet Awards 2024 and was selected as one of the top 20 restaurants in Macau in the Tatler Dining Awards 2024,

•

Yí at Morpheus was honored with Forbes Travel Guide Five-Star recognition for the sixth year in 2025. It received One Diamond in the Black Pearl Restaurant Guide 2025 for the sixth consecutive year and was recommended by MICHELIN Guide Hong Kong Macau 2025. It garnered the Platinum award at the Trip.Best Gourmet Awards 2024 and was recognized as one of the top 20 restaurants in Macau in the Tatler Dining Awards 2024, and

•

Sushi Kinetsu, specializing in Japanese cuisine, was awarded One Diamond from the Black Pearl Restaurant Guide 2025 and One MICHELIN Star in the MICHELIN Guide Hong Kong Macau 2025, both for the second consecutive year. It also garnered the Diamond award at the Trip.Best Gourmet Awards 2024.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award-winning water-based extravaganza, House of Dancing Water. House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams and highlights City of Dreams as an innovative entertainment-focused destination, strengthening the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. House of Dancing Water incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. House of Dancing Water has been temporarily closed since June 2020 and is currently expected to re-open in May 2025.

Altira Macau

Since the third quarter of 2021, Altira Macau has strategically repositioned to cater to the premium mass and mass segments and has shut down VIP rolling chip operations. Prior to that, Altira Macau was designed to provide a casino and hotel experience that catered to Asian rolling chip customers. Altira Macau had an average of approximately 39 gaming tables and 134 gaming machines operated under the brand Mocha at Altira Macau in 2024, compared to an average of approximately 44 gaming tables and 141 gaming machines operated under the brand Mocha at Altira Macau in 2023 and an average of approximately 93 gaming tables and 146 gaming machines operated under the brand Mocha at Altira Macau in 2022. Altira Macau has a multi-floor layout comprising various gaming areas. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Travel Guide Five-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 216 guest rooms, including suites and villas, as of December 31, 2024. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant, Aurora, several Chinese and international restaurants and a bar/karaoke. Altira hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. Below are some of the awards Altira Macau has received:

•	Forbes Travel Guide Five-Star recognition in lodging and spa categories by Forbes Travel Guide for 16 consecutive years in 2025,

•	Altira and Altira Spa were selected as top 10 winners in the “Hotel Pools” and “Hotel Spas” categories, respectively, of the T+L Luxury Awards Asia Pacific 2024,

•	Its Japanese tempura specialist Tenmasa received Forbes Travel Guide Five-Star recognition for the 11th consecutive year in 2025,

•

Its Cantonese restaurant Ying was honored with the Forbes Travel Guide Five-Star recognition for the sixth consecutive year in 2025 and was awarded One MICHELIN Star in the MICHELIN Guide Hong Kong Macau 2025 for the ninth consecutive year, and

•	Its Italian restaurant Aurora earned Forbes Travel Guide Five-Star recognition for the 11th year in 2025.

Studio City

Studio City is a large-scale cinematically-themed integrated resort which opened in October 2015. The gaming operations of Studio City are focused on the mass market and target all ranges of mass market patrons. Studio City Casino has strategically repositioned itself to focus on the premium mass and mass segments, and VIP rolling chip operations at Studio City Casino were transferred to City of Dreams in late October 2024. Melco Resorts Macau currently has 259 mass gaming tables and 602 gaming machines available for operation at the Studio City Casino pursuant to the Studio City Casino Agreement. Studio City Casino had an average of approximately 251 gaming tables and 709 gaming machines in operation in 2024, compared to an average of approximately 246 gaming tables and 661 gaming machines in operation in 2023 and an average of approximately 277 gaming tables and 700 gaming machines in operation in 2022.

Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market segment, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke, a 5,000-seat live performance arena, an outdoor and indoor water park, as well as 2,493 luxury hotel rooms, suites and villas, diverse food and beverage establishments, a cinema and approximately 38,500 square meters of complementary retail space.

Studio City has received numerous awards and accolades, including:

•

Studio City Phase 2 achieved the Building Research Establishment Environmental Assessment Method (BREEAM) “Excellent” rating for New Construction in 2025. It is also the first BREEAM certified project in China under the category International 2016 New Construction: Bespoke scheme with an “Excellent” rating,

•

Studio City was recognized as home to one of the World’s Most Beautiful Hotels by UNESCO’s World Architecture & Design Award, the Prix Versailles, in 2024. This honor was awarded to W Macau – Studio City, which stands out among 16 recently opened or reopened hotels that have made an extraordinary impact, according to Prix Versailles,

•

In 2025, Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition for the eighth consecutive year, while Epic Tower and The Spa at Epic Tower earned their inaugural Forbes Travel Guide Five-Star recognition,

•	Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the seventh time in 2025 and was recognized as the Best Luxury Day Spa at the International Spa & Beauty Awards 2024,

•

Its signature Cantonese restaurant Pearl Dragon received its seventh Forbes Travel Guide Five-Star recognition in 2025 and received one-MICHELIN-starred establishment rank for the ninth consecutive year in the MICHELIN Guide Hong Kong Macau 2025. It garnered the Platinum award at the Trip.Best Gourmet Awards 2024 and was selected as one of the top 20 restaurants in Macau in the Tatler Dining Awards 2024. Additionally, it was honored with the “Best Chinese Cuisine in Asia – Excellence Award” by 2022 Haute Grandeur Global Restaurant Awards, and

•

Studio City Water Park was listed among China’s Top 100 Novel Attractions in the 2023 Global Travel Play Book released by the China Tourism Academy and Mafengwo, and also received the “World Waterpark Association (“WWA”) Leading Edge Award” for its indoor water park in 2023.

In addition to its diverse range of gaming and non-gaming offerings, Studio City is strategically located in the Cotai region of Macau.

Our subsidiary Melco Resorts Macau operates the gaming areas of Studio City pursuant to the Studio City Casino Agreement. Melco Resorts Macau is reimbursed for the costs incurred in connection with its operation of Studio City’s gaming areas.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau. Mocha Clubs had an average of approximately 882 gaming machines in operation (excluding approximately 134 gaming machines at Altira Macau) in 2024, compared to an average of approximately 874 gaming machines in operation (excluding approximately 141 gaming machines at Altira Macau) in 2023 and an average of approximately 935 gaming machines in operation (excluding approximately 146 gaming machines at Altira Macau) in 2022. According to the DICJ, there were a total of 12,000 slot machines in the Macau market as of December 31, 2024. Mocha Clubs focus on general mass market patrons, including day trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

The Mocha Club gaming facilities offer both electronic gaming machines, including stand-alone machines, stand-alone progressive jackpot machines and linked progressive jackpot machines with a variety of games, and electronic table games which feature fully-automated multi-player machines with roulette, baccarat and sic-bo, a traditional Chinese dice game.

In addition to the Mocha Clubs, we also operate the Grand Dragon Casino, which focuses on mass market table games. Grand Dragon Casino had an average of approximately 16 gaming tables in 2024.

Under the Macau Gaming Operations Law, concessionaires, such as Melco Resorts Macau, may continue to operate games of chance in casinos in properties that are not owned by them for a period of three years from January 1, 2023 under authorization of the Chief Executive of Macau. Such three-year period ends on December 31, 2025, following which the concessionaires may only continue to operate games of chance in properties that are not owned by them by engaging a managing company, with any such engagement subject to approval of the Chief Executive of Macau. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — We may be required to cease our operations at Mocha Clubs and Grand Dragon Casino” and “— Regulations — Macau Regulations — Gaming Operation Regulations.”

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

The property’s total gross floor area is approximately 313,000 square meters (equivalent to approximately 3.4 million square feet). We are authorized by PAGCOR to operate up to approximately 2,300 slot machines, 1,200 electronic gaming tables and 380 gaming tables. City of Dreams Manila had an average of approximately 2,278 gaming machines and 267 gaming tables in 2024, compared to an average of approximately 2,297 gaming machines and 267 gaming tables in 2023, and an average of approximately 2,266 gaming machines and 274 gaming tables in 2022.

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

City of Dreams Manila has been recognized for its hospitality and service, impressive dining options and luxurious spaces:

Integrated Resort

•	Tripadvisor’s annual Travelers’ Choice Award 2024 – named in the Top 10% worldwide by the world’s largest travel guidance platform, for earning the highest ratings in customer service,

•	T+L Luxury Awards Asia-Pacific 2024 – Top Ten Best Integrated Resorts in Asia, for excellence in travel and hospitality, and

•

World Travel Awards 2024 – World’s Leading Casino Resort for the fifth consecutive year (2020-2024), World’s Leading Fully Integrated Resort in 2023, Asia’s Leading Casino Resort (2019, 2021, 2022 and 2024) and Asia’s Leading Fully Integrated Resort (2019, 2021 and 2023).

Luxury Hotels and Spa

•

Forbes Travel Guide 2025 Star ratings for the eighth consecutive year (2018-2025) – for the resort’s three luxury hotels, Nüwa Manila, (Five-Star), Nobu Hotel, and the Hyatt Regency Manila, City of Dreams (both Four-Star),

•	Forbes Travel Guide 2025 Five-Star – for Nüwa Spa, retaining the rating for six consecutive years,

•

Tripadvisor’s annual Traveler’s Choice Awards 2024 – listed Nüwa Manila for the seventh consecutive year, Nobu Hotel for the sixth consecutive year (2018-2023) and Hyatt Regency Manila, City of Dreams for the eighth consecutive year (2016-2023), for customer service,

•	Agoda Customer Review Award 2024 – given to Hyatt Regency Manila for the second time (2022 and 2024), Nobu Hotel for the fourth consecutive year (2019-2022), and Nüwa Manila (2022), and

•	Booking.com Traveler Review Awards 2024 – recognized the three luxury hotels at City of Dreams Manila for the fourth time since 2021.

Restaurants

•	World Culinary Awards 2024 – the resort’s two signature restaurants Nobu Manila and Crystal Dragon were named Philippines’ Best Restaurant, and Philippines’ Best Hotel Restaurant, respectively,

•	2024 Tatler Dining Guide – Crystal Dragon, Nobu Manila, Haliya and Red Ginger maintained their inclusion in the list of the country’s 265 must-try restaurants featured in the book,

•

Lifestyle Asia Crave coffee table book, October 2024 – Crystal Dragon was the only Chinese restaurant featured among the 15 Manila’s finest restaurants and dining experiences. The book serves as a guide to the culinary artistry and experiences that define the city’s food scene,

•	2024 Philippine Culinary Cup – 17 chef-delegates won a total of 22 medals at the four-day prestigious culinary competition, and

•	Spot.ph 10 Restaurants in Manila for Regional Filipino Eats 2023 – recognized Haliya.

Sustainability and Corporate Social Responsibility

•

Forbes Travel Guide Responsible Hospitality Award 2023 – the resort was named one of only three Finalists globally, for outstanding level of commitment to sustainable practices at the luxury level in the annual Best of the Year Awards of Forbes Travel Guide,

•	ASEAN Green Hotel Award, 2022-2024 – awarded to each of the three hotels at the ASEAN Tourism Forum by the various tourism organizations in the region, for upholding sustainable tourism,

•	Manila Bulletin First Sustainability Forum 2022 – the resort was among the 15 awardees in the country cited for notable green practices, and

•

City of Dreams Manila was conferred with distinctions for exemplary performance by the Parañaque City government and in the civic, media and business circles for its contributions to business, creation of jobs, promotion of Philippine tourism and its sustainability efforts.

Talent Excellence and Development

•	2024 Stelliers Asia Award, the only accolade in the region that honors the hospitality industry’s dedicated professionals, presented three distinguished awards to City of Dreams Manila executives, and

•	Forbes Travel Guide “Work Here, Work Happy Award” Winner 2022 – recognized the resort for fostering colleagues’ professional growth and work-life balance.

Responsible Gaming

•	RG Check accreditation developed by the Responsible Gambling Council, 2021-2027.

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

City of Dreams Mediterranean and Other

City of Dreams Mediterranean is a large premier destination resort located in Limassol, Cyprus. It features a fourteen-story luxury hotel with 500 guest rooms and suites, over 8,000 square meters of MICE space, an outdoor amphitheater, a family adventure park, tennis academy and a variety of premium dining outlets and luxury retail. The total gross floor area of City of Dreams Mediterranean is approximately 86,000 square meters (equivalent to approximately 925,700 square feet). In addition, we currently operate three satellite casinos in Nicosia, Ayia Napa and Paphos in Cyprus in conjunction with City of Dreams Mediterranean.

Under the terms of the Cyprus License, we have been granted the right to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant on June 26, 2017 and with the right for exclusivity in Cyprus for the first 15 years of the term. We ceased operations of the temporary casino in June 2023 and City of Dreams Mediterranean opened to the public in July 2023. Our satellite casino premises in Cyprus had an average of approximately 4 gaming tables and 161 gaming machines in 2024 and City of Dreams Mediterranean had an average of approximately 100 gaming tables and 733 gaming machines in 2024, compared to an average of approximately 35 gaming tables and 453 gaming machines before the closure of the temporary casino and the City of Dreams Mediterranean opening and an average of approximately 103 gaming tables and 902 gaming machines in 2023, with an average of approximately 99 gaming tables and 744 gaming machines being operated under City of Dreams Mediterranean in the second half of 2023, and an average of approximately 35 gaming tables and 454 gaming machines in 2022.

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

City of Dreams Mediterranean has received numerous accolades, highlighting its exceptional offerings. It was honored with the titles of “Luxury Casino Hotel – Europe”, “Luxury Lifestyle Hotel – Cyprus” and “Luxury Sustainable Resort – Cyprus” at the Luxury Travel Awards 2024. It was also named “Best New Luxury Casino Resort – World” at the 2023 Seven Stars Luxury Hospitality and Lifestyle Awards. It received The European Property Awards 2023 for achievements in three categories, “Best Hotel Architecture Cyprus”, “Best Sustainable Commercial Development Cyprus” and “Best New Hotel Construction & Design Cyprus”, and was named “Best International Sustainable Commercial Development” and “Best Sustainable Commercial Development Europe” at the International Property Awards 2023.

The integrated resort’s Asian restaurant Amber Dragon was awarded a Golden Chef Hat at the Athinorama Golden Chef Hats Cyprus 2024 Awards, while its French gastro club Anaïs received the Top-Notch Award.

In recognition of our continuous efforts in human resources management, we were honored with the Gold Award for “Best Employee Engagement Strategy/Initiative” and the Bronze Award for “Most innovative use of Technology in HR” at the Cyprus HR Awards 2022.

Our Pipeline Projects

We have cooperated with John Keells in their integrated resort development in central Colombo. As part of the cooperation, the integrated resort, which had previously been branded “Cinnamon Life Integrated Resort,” is to be rebranded as “City of Dreams Sri Lanka.” City of Dreams Sri Lanka will be the first integrated resort in Sri Lanka and South Asia and is expected to include 800 hotel rooms, retail, food & beverage outlets and MICE facilities. Our subsidiary, Bluehaven Services, has entered into a casino lease agreement with a subsidiary of John Keells, Waterfront Properties, under which Bluehaven Services has leased an area within City of Dreams Sri Lanka to operate a casino business. In addition, we are negotiating with Waterfront Properties on a hotel management agreement pursuant to which we will manage the top five floors of the hotel tower at City of Dreams Sri Lanka under our Nüwa brand. We expect to commence operations of both the casino and the Nüwa-branded hotel in the third quarter of 2025.

Further, we continually seek new opportunities for additional gaming or related businesses in Macau and in other countries and will continue to target the development of a project pipeline in order to expand our footprint in countries which offer legalized casino gaming. In defining and setting the timing, form and structure for any future project, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities, we have incurred and will continue to incur capital expenditures at our properties and for our projects.

Our Land and Premises

We operate our gaming business in Macau at the properties leased from the Macau government in accordance with the terms and conditions of our gaming concession, or, with respect to the Mocha Clubs and Grand Dragon Casino, in third party-owned properties. In addition, properties leased from the Macau government are subject to the terms and conditions of land concession contracts. See “— Regulations — Macau Regulations — Land Regulations.” Through MRP, we operate our gaming business in the Philippines through the Philippine License issued by PAGCOR on a property which Melco Resorts Leisure leases from Belle Corporation under the Lease Agreement. In Cyprus, we operate our gaming business at a site owned by us at Zakaki in western Limassol and three satellite casinos at our leased premises pursuant to the Cyprus License. In Sri Lanka, Bluehaven Services has entered into a casino lease agreement to lease an area within City of Dreams Sri Lanka to operate a casino business and we are negotiating on a hotel management agreement to manage the top five floors of the hotel tower at City of Dreams Sri Lanka under our Nüwa brand.

City of Dreams

City of Dreams is located in Cotai, Macau, with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to COD Resorts and Melco Resorts Macau for a period of 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to approximately US$160.9 million), which was paid in full in January 2016. As of December 31, 2024, the total gross floor area at City of Dreams is 641,431.70 square meters (equivalent to approximately 6.9 million square feet), of which approximately 31,227.3 square meters, or 4.87% comprises gaming and gaming support area and is owned by the Macau SAR. Effective January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the Concession Contract for a fee of MOP750.00 (equivalent to approximately US$94) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$313) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

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

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet). In March 2006, Macau government granted the land on which the Altira is built to Altira Resorts for 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land grant was amended in December 2013. As of December 31, 2024, the total gross floor area of Altira Macau is approximately 104,583.39 square meters (equivalent to approximately 1.1 million square feet), of which approximately 17,128.8 square meters or 16.38% comprises the gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the Concession Contract for the same fee set for the usage of the City of Dreams casino. Total land premium required is in the amount of MOP169.3 million (equivalent to approximately US$21 million) which was paid in full in 2013. According to the current terms of the land concession, the annual land use fees payable to the Macau government are approximately MOP1.5 million (equivalent to approximately US$0.2 million). This amount may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

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

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 68,800 square feet at the following locations in Macau as of December 31, 2024:

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

Premises are being operated under leases, subleases or right to use agreements that expire at various dates through December 2032, which are renewable upon reaching agreements with the owners.

The leasehold improvements to Mocha Club premises and the onsite equipment utilized at the Mocha Clubs are owned and held for use to support the gaming machine operations. In addition, the gaming machines at Altira are operated under the Mocha Club brand.

In addition to the Mocha Clubs, we also operate the Grand Dragon Casino, which focuses on mass market table games. Grand Dragon Casino premises, including the fit-out and gaming-related equipment, are located on the ground floor and level one within Grand Dragon Hotel in Macau and occupy a floor area of approximately 10,700 square feet as of December 31, 2024. The gaming equipment operated at the Grand Dragon Casino on or before December 31, 2022 is owned by the Macau SAR and has been transferred to us for usage in our operations during the duration of the Concession Contract. We own the remaining gaming and gaming support equipment at the Grand Dragon Casino.

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

The gross construction area of the Studio City site is approximately 657,879.4 square meters (equivalent to approximately 7.1 million square feet) of which approximately 28,784.3 square meters or 4.38% comprises the gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the Concession Contract for the same fee set for the usage of the City of Dreams casino. As of December 31, 2024, the gross floor area of Studio City is approximately 657,879.4 square meters (equivalent to approximately 7.1 million square feet). The land premium of approximately MOP1,402.0 million (equivalent to approximately US$175 million) was paid in full in January 2015. Land use fees of approximately MOP3.9 million (equivalent to approximately US$487,718) per annum were paid to the Macau government during the development stage. The annual land use fees payable to the Macau government after completion of development are MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

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

As part of the security provided in relation to the 2027 Studio City Notes and the 2016 Studio City Senior Secured Credit Facility, we assigned certain leases and right to use agreements and granted a mortgage over our rights under the Studio City land concession. Such security remains in place under the 2021 Studio City Senior Secured Credit Facility and the 2024 Studio City Senior Secured Credit Facility.

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

City of Dreams Mediterranean and Other

The City of Dreams Mediterranean site is located at Zakaki, in western Limassol, Cyprus (“Cyprus Project Land”) and has a land area of 367,000 square meters (equivalent to approximately 3.95 million square feet). Prior to our acquisition of Melco International’s 75% equity interest in ICR Cyprus on July 31, 2019, The Cyprus Phassouri (Zakaki) Limited, the current owner of a 25% equity interest in ICR Cyprus, acquired such 25% equity interest in ICR Cyprus by contributing its freehold interest over the Cyprus Project Land and as a result, a subsidiary of ICR Cyprus became owner of the freehold interest over the Cyprus Project Land. As of December 31, 2024, the total gross floor area of City of Dreams Mediterranean is 86,000 square meters (equivalent to approximately 925,700 square feet), of which approximately 6,549 square meters or 7.62% comprises the gaming and gaming support area.

In addition to City of Dreams Mediterranean, we also have the following satellite casinos in operation with the total floor area of approximately 21,452 square feet (equivalent to approximately 1,993 square meters) at various locations in Cyprus as of December 31, 2024:

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

City of Dreams Sri Lanka

The site for City of Dreams Sri Lanka is located in Colombo, Sri Lanka with a land area of approximately 2.7937 hectares (equivalent to approximately 301,838.24 square feet) and is owned by Waterfront Properties, a subsidiary of John Keells. The total gross floor area of the gaming and gaming support area at City of Dreams Sri Lanka is expected to be approximately 180,828.29 square feet.

Pursuant to a casino lease agreement dated July 10, 2024 entered into between Bluehaven Services and Waterfront Properties, Bluehaven Services leases from Waterfront Properties an area with a total gross floor area of approximately 180,828.29 square feet within City of Dreams Sri Lanka. Such casino lease agreement commenced upon execution and will continue during the term of the Sri Lanka License, subject to certain termination events.

Other Premises

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau, Hong Kong, Cyprus, Singapore, the Philippines, Sri Lanka and Thailand. We lease all of our office and storage premises.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several forms of advertising, sales and marketing activities and plans. We utilize local and regional media to publicize and promote our brands, projects and operations across a wide range of online and offline channels. We have built public relations and marketing and branding teams that cultivate media relationships, promote our brands and explore media opportunities in various markets. We use a variety of media platforms that include social media, digital, print, television, online, outdoor, on collaterals and direct mail pieces. A resorts marketing team has been established that directly liaises with current and potential customers within Asian, European, Middle Eastern and other countries to grow and retain high-end customers. We organize various targeted and seasonal promotions and special events, concerts and other forms of entertainment, and operate loyalty programs with our patrons to increase spending and repeat visitation. In Macau, the Philippines and Cyprus, we employ a tiered loyalty program at our properties to ensure that each customer segment is specifically recognized and incentivized. Dedicated customer hosting programs provide personalized service to our most valuable customers. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools help deepen our understanding of our customers to optimize yields and make continued improvements to our properties. As our advertising and marketing activities occur in various jurisdictions, we aim to ensure we comply with all applicable laws in relation to our advertising and marketing activities.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our operating properties.

Non-Gaming Patrons

City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, four hotels (one currently under renovation), as well as a selection of restaurants, bars and retail outlets. Since the third quarter of 2021, Altira Macau has strategically repositioned to cater to the premium mass and mass segments. Mocha Clubs are targeted to deliver a relaxed, café-style non-casino based electronic gaming experience. Studio City is designated to primarily target mass market guests through its vast array of non-gaming amenities and entertainment attractions.

City of Dreams Manila features different entertainment venues: DreamPlay, a family entertainment center which features activities catering to children aged four and above, and CenterPlay, a live performance central lounge within the casino. With these diverse entertainment venues and attractions, we believe City of Dreams Manila will be able to leverage on the experiences of City of Dreams in Macau, which has developed world-class attractions such as House of Dancing Water.

City of Dreams Mediterranean features a five-star hotel tower with 500 luxury hotel rooms, MICE facilities, an outdoor amphitheater, a family adventure park, tennis academy, spa, fitness center and a variety of fine-dining restaurants and luxury retail. Entertainment attractions, family amenities and non-gaming recreational activities attract both local and international visitors alike. The Cyprus Casinos do not specifically target non-gaming patrons but do offer a selection of food and beverage options at the premises.

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

Gaming Promoters

A portion of our rolling chip play in Macau is brought to us by gaming promoters, also known as junket operators. Gaming promoters in Macau are independent third-party corporate entities, all of which are officially required to be licensed by the DICJ.

We continue to work with gaming promoters in Cyprus and the Philippines. In Cyprus, there are currently four licensed gaming promoters. Gaming promoters in the Philippines are not subject to licensing requirements, but gaming operators are subject to certain notice requirements related to the engagement of gaming promoters and need to demonstrate the fitness and propriety of gaming promoters.

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

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. In the Philippines, we grant interest-free credit to gaming promoters for short-term, renewable periods. The credit we extend is typically unsecured. The gaming promoters bear the responsibility for issuing credit to and, subsequently collecting, from their players. Gaming promoters’ rolling chip programs are currently not implemented in Cyprus due to a lack of demand. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations —We depend upon gaming promoters for a portion of our gaming revenues. If we are unable to establish or maintain the number of successful relationships with gaming promoters, the financial resources of our gaming promoters are insufficient to allow them to continue doing business or we are unable to find alternative means to attract VIP rolling chip patrons in markets such as Macau where gaming promoters have become subject to restrictions on doing business due to legal and regulatory requirements, our results of operations could be materially and adversely impacted” and “— Risks Relating to Our Business and Operations — We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.”

Market and Competition

We believe that the gaming markets in Macau and the Philippines are and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession holders, other PAGCOR license holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records in the operation of major hotel casino resort properties. Compared to Macau and the Philippines, the competitive environment in Cyprus is more favorable with our exclusive license to operate casinos in the Republic of Cyprus until 2032, but we may face competition from casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East. The gaming market in Sri Lanka is becoming more competitive with the upcoming commencement of operations of Majestic Pride Colombo, in addition to the four existing casinos licensed to operate in Colombo.

Macau Gaming Market

In 2024, 2023 and 2022, Macau generated approximately US$28.4 billion, US$22.9 billion and US$5.3 billion of gross gaming revenue, respectively, according to the DICJ. Macau is currently the only market in China, and one of only several in Asia, to offer legalized casino gaming.

We believe COVID-19 outbreaks and the related policies implemented globally, especially the travel or visa restrictions imposed by mainland China resulted in a significant decline in inbound tourism, among other things. While travel restrictions globally have eased and travel restrictions between Macau and mainland China have been significantly relaxed in 2023, the disruptions to our business caused by COVID-19 outbreaks have had an adverse effect on our operations. For the years ended December 31, 2024, 2023 and 2022, our operating revenues generated amounted to US$4.64 billion, US$3.78 billion and US$1.35 billion. Lower operating revenues in 2022 were mainly due to the effects of COVID-19.

Macau continues to be impacted by a range of external factors, including uneven growth in the mainland China economy and government policies that may adversely affect the Macau gaming market. For example, the mainland China government has taken measures to deter marketing of gaming activities to mainland China residents by offshore casinos and to reduce capital outflow. Such measures include reducing the amount that mainland China-issued ATM cardholders can withdraw in each withdrawal, setting a limit for annual withdrawals and the launch of facial recognition and identity card checks with respect to certain ATM users.

The mass market table games segment accounted for 70.2% of market-wide gross gaming revenues in 2024, compared to 69.4% of market-wide gross gaming revenues in 2023 and 68.5% in 2022, according to the DICJ. With our strategic focus on the premium mass market in the Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market. Moreover, we believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in mainland China, a robust regulatory framework and significant new infrastructure developments in Macau and mainland China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. According to the DSEC, visitation to Macau totaled more than 34.9 million in 2024, an increase of 23.8% compared to 2023 but below the 39.4 million visitors in 2019. Visitors from mainland China represented 70.1% of all visitors to Macau in 2024, compared to 67.5% in 2023, and visitors from Hong Kong and Taiwan represented 20.6% and 2.4%, of all visitors to Macau in 2024, respectively.

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

Law no. 7/2022 which amends the Macau Gaming Operations Law (Law no. 16/2001) came into force in June 2022. Principal changes under the amended Macau Gaming Operations Law include, among others, the following:

•	the number of gaming concessions that may be awarded by the Macau government is up to six;

•	the term of the concessions may be up to ten years, subject to extension(s) of up to three years in total;

•	the registered share capital of each concessionaire shall be at least MOP5 billion (equivalent to approximately US$625.3 million);

•	the managing director of each concessionaire must be a Macau permanent resident and hold at least 15% of the concessionaire’s registered share capital;

•	significant transactions should be notified by concessionaires to the Macau government in advance;

•	an administrative sanctions regime is established;

•	national security is one of the main objectives of the Macau gaming legal framework and a concession may be terminated without compensation in case it is considered a threat to national security;

•	a per gaming table and per gaming machine special premium is due should gross gaming revenue fall below the gross gaming revenue threshold set by the Macau government;

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

Sri Lanka Gaming Market

The gaming market in Sri Lanka is evolving, with a mix of established players and new entrants. Currently, there are four casinos in Colombo, three of which cater primarily to international clients with the fourth catering to the local market. The market is characterized by a focus on table games and high-stakes gambling. The upcoming Majestic Pride Colombo is expected to increase competition and target international clients.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian or European destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. In the Philippines, there are four major gaming facilities in metro Manila, including City of Dreams Manila, with a fifth gaming facility scheduled to open in late 2025. There are two major gaming facilities in Singapore located on Sentosa and at Marina Bay and an international gaming resort in Malaysia located approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau, and major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast.

In Japan, a proposed project in Osaka was awarded to MGM Resorts International and its joint venture partner Orix Corporation which is currently scheduled to open in 2030. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes, including Thailand and Sri Lanka.

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

Intellectual Property

We have applied for, registered or have the right to use certain trademarks, including “Melco,” “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “The Countdown,” “Morpheus,” “House of Dancing Water,” “City of Dreams Manila,” “Studio City,” “Melco Resorts Philippines,” “C2”, “Melco Resorts & Entertainment,” “City of Dreams Mediterranean” and “City of Dreams Sri Lanka” in Macau, the Philippines, Cyprus, Sri Lanka and/or other jurisdictions. We have also applied for or registered in Macau, the Philippines, Cyprus and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau, the Philippines, Cyprus and Sri Lanka.

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

•

The term of a gaming concession is set in the concession contract and cannot exceed ten years but the Chief Executive of Macau may exceptionally authorize, based on justified reasons, one or more extensions of the term of the concession up to the total period of three years.

•

The concessionaires’ general contractual compliance is subject to review by the DICJ every three years. In the event that the results of the review reveal non-compliance or lack of proactiveness in complying with the concession contracts, concessionaires should improve compliance within the deadline determined by the Secretary for Economy and Finance.

•

The concessionaires registered share capital shall not be less than MOP5 billion (equivalent to approximately US$625.3 million) and during the term of the concession their net assets shall not be less than such amount. The concessionaires must mandatorily notify the Chief Executive of Macau prior to executing large financial initiatives, which are defined as those with a value greater than MOP2.5 billion (equivalent to approximately US$312.6 million) regarding the internal movement of funds and MOP500 million (equivalent to approximately US$62.5 million) regarding salaries, remunerations, benefits of employees, and any other financial decisions.

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

•

The concessionaires undertake to operate games of chance in self owned premises or premises leased or otherwise granted a right to use by the Macau government. Premises owned by a concessionaire will revert to the Macau government without compensation upon the concession expiration or earlier termination. The concessionaires may continue to operate games of chance in casinos in properties that are not owned by them for a period of three years from January 1, 2023 under authorization of the Chief Executive of Macau. After the end of such three-year transition period the concessionaires may only continue to operate games of chance in properties that are not owned by them by engaging a managing company, such engagement to be subject to the Chief Executive of Macau’s approval. If such locations are closed pursuant to the law or the concession contracts, new operation of games of chance in casino will not be permitted in such locations. The Macau government owns the City of Dreams, Altira and Studio City Casinos gaming and gaming support areas, and the Macau government has transferred these areas to us for usage in our operations during the duration of the concession for a fee of MOP750.00 (equivalent to approximately US$94) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$313) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

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

•

If the average gross gaming revenue of the gaming tables or gaming machines does not reach a set minimum limit, the concessionaire must pay a special premium, in an amount equal to the difference between the amount of the special tax on gaming, calculated according to the average gross gaming revenue, and such minimum limit. The average gross revenue is calculated according to the maximum number of gaming tables and gaming machines authorized for the concessionaire in the year to which it relates, with the exception of the number of gaming tables and gaming machines authorized to operate provisionally during the period designated for such purpose. The annual minimum limit of the gross gaming revenue of each gaming table and each gaming machine, as well as the period designated for the provisional operation of gaming tables and gaming machines, are determined by dispatch from the Chief Executive of Macau. The annual minimum limit of the gross gaming revenue must be set out in view of the past gross gaming revenue of Macau and the current situation of the economic development of Macau, and may be adjusted exceptionally in case of extraordinary, unpredictable or force majeure incidents, and is currently in the amount of MOP7 million (equivalent to approximately US$875,392) annual gross gaming revenue for gaming tables and MOP300,000 (equivalent to approximately US$37,517) annual gross gaming revenue for gaming machines.

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

•

An administrative sanctions regime is established with fines ranging from MOP100,000 (equivalent to approximately US$12,506) and MOP5,000,000 (equivalent to approximately US$625,280) and, depending on the seriousness of the offense, damages, fault, benefits obtained, economic situation and previous conduct, a supplemental penalty of total or partial closure of gaming areas for periods ranging from one month to one year.

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

The granting or renewal of a gaming promoter license may be requested by a commercial company that fulfills certain cumulative requirements, such as having its registered office in Macau, being a limited liability company by shares with the activity of gaming promotion as its exclusive business purpose, having a registered capital of not less than MOP10 million (equivalent to approximately US$1.3 million) fully paid up in cash, and net assets of not less than such amount during the license period, having as shareholders individuals only, having 50% or more of its registered capital being held by permanent residents of Macau who are at least 21 years of age, having agreed with one concessionaire the provision of gaming promotion services to the same, having provided a security deposit, not having any debts or fines imposed for breach of legal provisions relating to gaming under tax enforcement proceedings, having adequate financial capacity, not having the company and its shareholders, directors and key employees previously being declared insolvent or bankrupt, nor being responsible for debts arising from the insolvency or bankruptcy of third parties, and the company and its shareholders, directors and key employees being deemed suitable.

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

Concessionaires are required to report periodically on commissions paid to their gaming promoters. A 5% tax must be withheld on commissions paid by a concessionaire to its gaming promoters. Under Law no. 16/2022 and in accordance with the Secretary for Economy and Finance Dispatch no. 90/2022, a commission cap of 1.25% of net rolling has been in effect. Such commission cap was confirmed by the Macau government in 2022. Any advantages or liberalities offered or provided, in Macau or abroad, directly or indirectly, to the gaming promoter by the concessionaire, a company in which the concession holds participation, or others with which the concessionaire is in a group relationship, shall be considered and calculated as commission and be within such commission cap. The commission cap regulations impose fines, ranging from MOP2,000,000 (equivalent to approximately US$250,112) up to MOP5,000,000 (equivalent to approximately US$625,280) on concessionaires that do not comply with the cap and other fines, ranging from MOP600,000 (equivalent to approximately US$75,034) up to MOP1,500,000 (equivalent to approximately US$187,584) on concessionaires that do not comply with their reporting obligations regarding commission payments. If breached by the concessionaire, the legislation on commission caps has a sanction enabling the relevant government authority to determine the closure, in whole or in part, of the areas for games of chance, for a period of one month to one year, and/or to make public a government decision imposing a fine on a concessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese, respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

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

Macau Law no. 16/2022 further established the crime of unlawful deposit and the crime of disobedience. The crime of unlawful deposit is applicable to concessionaires, gaming promoters or managing companies, their directors or representatives, or persons under their authority, in the exercise of their duties, or collaborators, in the exercise of their activity, who deposit funds from third parties not intended for gaming, and is punishable by imprisonment from 2 to 5 years in case of individuals, or fines up to MOP18 million (equivalent to approximately US$2.3 million) or judicial dissolution in case of legal persons. The crime of disobedience is applicable to whoever refuses to fulfill the access and presence of the DICJ and Macau Financial Services Bureau supervisory personnel in the areas subject to supervision until the conclusion of the supervisory action, or the presentation or provision of the documents, data and assets required under the terms of the law by the supervisory personnel, or to whoever does not comply with the measure of preventive suspension of activity, with individuals being subject to imprisonment from 1 to 2 years and legal persons being punishable by fines up to MOP9 million (equivalent to approximately US$1.1 million) or judicial dissolution. In addition to such penalties, certain accessory penalties may be applied, including closure of gaming areas, prohibition of the exercise of the activity of gaming promotion, collaborator or management of casinos, for a period of 1 month to 2 years, interdiction on applying for a gaming promoter license or collaborator authorization for a period of 1 to 2 years, judicial injunction or publication of the decision in two Macau newspapers (in Chinese and Portuguese, respectively) and through public notice.

Gaming Credit Regulations

Macau Law no. 7/2024, which came into effect on August 1, 2024, and replaced the previous Gaming Credit Regulation (Macau Law no. 5/2004), regulates the granting of credit for gaming activities in Macau. This law defines gaming credit granting as the transfer of casino gaming chips by concessionaires to patrons without immediate payment. Only gaming concessionaires can grant gaming credit, and they cannot delegate this activity to other entities. In particular, the new law restricts the role of gaming promoters to acting solely as agents of concessionaires in credit granting activities, eliminating their previous ability to extend credit independently. However, concessionaires can enter into representation contracts with gaming promoters allowing them to perform legal acts related to credit granting on behalf of and in the interest of the concessionaire. The law also mandates that concessionaires implement a credit risk management system, conduct credit assessments of patrons, and ensure compliance with these duties by gaming promoters.

Members of concessionaires’ corporate bodies and employees must perform their duties with integrity and in accordance with laws and professional conduct rules. Confidentiality regarding credit activities and relationships must be maintained, except under specific circumstances. The DICJ oversees compliance, and concessionaires must cooperate with inspections and provide necessary documents and information. Administrative penalties for violations include fines, suspension of credit granting activities, and public disclosure of sanctions. The law also allows the DICJ to process personal data necessary for enforcing the law and grants DICJ personnel public authority powers to request assistance from police and administrative authorities during inspections.

Illegal Gambling Crimes Regulations

Macau Law no. 20/2024, which came into effect on October 29, 2024, establishes the legal framework for combating illegal gaming crimes and replaced the previous Illegal Gaming Law (Law no. 8/96/M). This law clarifies that illegal gaming crimes include side betting activities and increased the penalties applicable to illegal gaming crimes, with imprisonment of up to eight years and fines calculated in days, with each day corresponding to an amount between MOP250 (equivalent to approximately US$31) and MOP15,000 (equivalent to approximately US$1,876). It prohibits the operation, promotion, and organization of online gaming in Macau, even if the servers or IT equipment are located outside Macau. The law also introduces several measures to enhance investigations, such as the use of undercover agents and the protection of informants’ identities.

In addition to natural persons, legal entities are also subject to this law and may face penalties including judicial dissolution or daily fines ranging from MOP250 (equivalent to approximately US$31) to MOP15,000 (equivalent to approximately US$1,876) for a period of 100 to 1,200 days (i.e., up to MOP18,000,000 (equivalent to approximately US$2.3 million)). Representatives of legal entities may be jointly and severally responsible for paying such fines. Other sanctions include prohibition from attending certain establishments, prohibition or suspension from exercising certain professions or activities, deportation or prohibition from entering Macau for non-residents, and prohibition from entering casinos.

The law addresses gaming related crimes such as illegal granting of credit for gaming, fraudulent gaming, falsification of gaming chips, the operation of illegal currency exchange for gaming purposes, or the illegal operation of mah-jong games. It grants the DICJ the authority to oversee compliance and apply penalties, including the ability to request assistance from police and administrative authorities.

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

•

keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (equivalent to approximately US$1,000) in cases of occasional transactions and MOP120,000 (equivalent to approximately US$15,007) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Macau Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt as compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

Under Article 2 of Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 (as amended pursuant to DICJ Instruction no.1/2019), we are required to track and report transactions and granting of credit that are of MOP500,000 (equivalent to approximately US$62,528) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, we may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Macau Finance Information Bureau.

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

Responsible Gambling Regulations

On October 18, 2019, the DICJ issued Instruction no. 4/2019, which came into effect on December 27, 2019, setting out measures for the implementation of responsible gambling principles, which was amended by Instruction no. 3/2024 issued by the DICJ, which came into effect on May 28, 2024. Under this instruction, concessionaires are required to implement certain measures to promote responsible gambling, including making information available on the risks of gambling, responsible gambling and odds, both inside and outside the casinos and gaming areas and through electronic means; creation of information and counseling kiosks and a hotline; adequate regulation of lighting inside casinos and gaming areas; self-exclusion and exclusion at third party request procedures, off-duty gaming related employees entry restriction procedures, physical entry requirements, preventive measures for restricted access by persons under 21 years of age; public exhibition of time; creation and training of teams and a coordinator responsible for promoting responsible gambling.

Law no. 16/2001, as amended in June 2022 pursuant to Law no. 7/2022, or the Macau Gaming Operations Law, also sets out responsible gambling obligations, including the obligation of the concessionaires to prepare a plan for the promotion of responsible gambling, as well as to adopt measures that allow the public, including tourists, to have sufficient information to assume a responsible, moderate and controlled posture towards gaming. These measures include providing players with information about responsible gambling behaviors, as well as about gaming dependency and addiction issues, including the information on responsible gambling; adequate measures to ensure the prohibition of entry into casinos of those to whom access is prohibited; information on the dissemination of the measure of interdiction of entry in casino upon request, as well as the means of submitting such request; creation of a specialized gaming group to provide adequate assistance and counseling services to those in need; and training and recycling actions on responsible gambling aimed at employees, as well as counseling services. Furthermore, the concessionaires must annually submit to the DICJ a report on the execution of the plan for the promotion of responsible gambling of such year, as well as a plan for the promotion of responsible gambling for the subsequent year.

Control of Cross-border Transportation of Cash Regulations

On June 12, 2017, Law no. 6/2017 with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (equivalent to approximately US$15,007) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (equivalent to approximately US$125) and not exceeding MOP500,000 (equivalent to approximately US$62,528)). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.”

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

Personal Information Regulations

Processing of personal information by our subsidiaries in Macau is subject to compliance with the Personal Data Protection Act (Law no. 8/2005), and, in the case of Melco Resorts Macau, any instructions issued by DICJ from time to time. The Personal Data Protection Bureau, or DSPDP, is the regulatory authority in Macau specially in charge of supervising and enforcing the Personal Data Protection Act. The DSPDP, which is an official public department operating under the authority of the Chief Executive of Macau was established under the Administrative Regulation no. 42/2023, and, with effect from February 1, 2024, replaced the Office for Personal Data Protection, which was the previous regulatory authority for personal data protection matters, Breaches are subject to civil liability, administrative and criminal sanctions.

The legal framework and the instructions issued by DICJ require that certain procedures must be adopted before collecting, processing and/or transferring personal information, including obtaining consent from the data subject and/or notifying or requesting authorization from the DSPDP and/or DICJ, as applicable, prior to processing personal information.

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

Labor Quotas Regulations

All businesses in Macau must apply to the Labor Affairs Bureau for labor quotas to import non-resident unskilled workers from mainland China and other regions or countries. Non-resident skilled workers are also subject to the issuance of a work permit by the Macau government, which is given individually on a case-by-case basis. Businesses are free to employ Macau residents in any position, as by definition all Macau residents have the right to work in Macau. We have, through our subsidiaries, two main groups of labor quotas in Macau, one to import non-skilled workers from mainland China and the other to import non-skilled workers from all other countries. Melco Resorts Macau is not currently allowed to hire non-Macau resident dealers and supervisors under the Macau government’s policy.

Pursuant to Macau social security laws, Macau employers must register their employees under a mandatory social security fund and make social security contributions for each of its resident employees and pay a special duty for each of its non-resident employees on a quarterly basis. Employers must also buy insurance to cover employment accidents and occupational illnesses for all employees.

Minimum Salary Regulations

On April 27, 2020, Law no. 5/2020, with respect to minimum salary, was enacted. Such law came into effect on November 1, 2020. In accordance with such law, as amended pursuant to Law no. 19/2023, effective from January 1, 2024, the monthly minimum salary in Macau is MOP7,072 (equivalent to approximately US$884) per month (excluding overtime, night and shift allowances and regular bonus related payments). The minimum salary requirement applies to all workers in Macau, except domestic helpers and special needs workers.

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

Restrictions on Distribution of Profits Regulations

Subsidiaries incorporated in Macau are required to set aside a minimum between 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to between 25% to 50% of the entity’s share capital, in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors or the shareholders (as applicable) of the relevant subsidiaries. Melco Resorts Macau must notify the Chief Executive of Macau five business days in advance of any decision related to dividend distribution in an amount greater than MOP500 million (equivalent to approximately US$62.5 million).

As of December 31, 2024, the aggregate balance of the legal reserves of all of our Macau subsidiaries amounted to US$36.8 million.

Macau Tax Code

The new Macau Tax Code, approved by Law no. 24/2024, will have the majority of its provisions take effect on January 1, 2026. This legislation aims to modernize and consolidate Macau’s tax regulations, covering various aspects such as legal relationships, administrative procedures, judicial proceedings, and enforcement related to tax matters. Two key changes include the introduction of transfer pricing rules and a shift from a worldwide tax basis to a territorial basis. However, this shift excludes dividends, interest, royalties, and gains from disposal of properties earned outside Macau by multinational entities that qualify as tax residents in Macau which still fall within the scope of the complementary tax. The new Macau Tax Code also includes mechanisms for double taxation relief and promotes the use of electronic tax platforms to streamline administrative processes.

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

Previously, City of Dreams Manila was covered by the Philippine AMLA only to a limited extent and was only required to report its foreign exchange transactions/money changer activities. However, with the new amendment to the existing Philippine AMLA, casinos are now included as covered persons subject to reporting and other requirements. Therefore, City of Dreams Manila is required to report single casino cash transaction involving an amount in excess of PHP5,000,000 (equivalent to approximately US$86,185) or its equivalent in any other currency, with respect to its casino operations. Suspicious transactions, regardless of amount, are also required to be reported in connection with casino operations.

The Anti-Money Laundering Council and PAGCOR have also released regulations and guidelines on compliance and we have adjusted our anti-money laundering policies for our Philippine operations to these new rules and regulations.

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

Cyprus Regulations

Gaming Law and Regulations

The Cyprus Casino Operations and Control Laws of 2015-2022 (as amended from time to time) (“the Law”) and Casino Operations and Control Law (General) Regulations 2016 provide the main regulatory framework for the establishment, operation, function, supervision and control of casinos operating in Cyprus. The Law established The Cyprus Gaming and Casino Supervision Commission, known as the CGC, in 2015. The Law also provided for a gaming license to be granted to a single operator, which was granted to Integrated Casino Resorts on June 26, 2017, to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant and with the right for exclusivity in Cyprus for the first 15 years of the term. These are the only lawful and regulated casino operations in Cyprus. The CGC also issues binding directions to Integrated Casino Resorts concerning its operations from time to time. Such directions issued by the CGC in the past cover casino advertising and promotions, anti-money laundering and combating the financing of terrorism, casino layout, casino surveillance, conduct of casino games and rules for games, use of agents for referrals of casino customers and the gaming equipment technical standards and others.

Anti-Money Laundering Law and Regulations

The principal objectives of the Prevention and Suppression of Money Laundering Activities Laws of 2007 to 2022 (188(I)/2007) N. 98 (I)/2023 (“Cyprus AML Law”) as amended in March 2021 are to prevent the laundering of proceeds of serious criminal offenses (“predicate offenses”) and related activities, to detect and prosecute money laundering activities and to provide for the restraint and confiscation of illicit funds. In addition, the Cyprus AML Law covers matters pertaining to the prevention of terrorist financing. Under the Cyprus AML Law, both money laundering as well as assisting in it are deemed criminal offenses. The CGC’s anti-money laundering Direction requires the Company to implement compliance measures to meet obligations relating to the Company’s monitoring and control obligations and CGC reporting requirements.

Casino operators are an obliged entity under the Cyprus AML Law. Integrated Casino Resorts is therefore required to have procedures in place for customer due diligence, recordkeeping and internal reporting and to appoint an appropriate person as money laundering compliance officer. The Cyprus AML Law provides for the establishment and operation of the Financial Intelligence Unit (“FIU”) MOKAS and outlines the powers of MOKAS to confiscate the assets of persons who are convicted of a predicate offense and to restrain the assets of such persons and of persons who are reasonably suspected of involvement in money laundering activities. In addition, there are a number of regulations related to anti-corruption, anti-bribery, anti-money laundering and sanctions. The CGC also has supervisory powers for anti-money laundering and combating the financing of terrorism.

On June 19, 2024, the European Union’s New Anti-Money Laundering (“AML”) Single Rulebook Regulation was published in the Official Journal of the European Union. The package covers:

•	The establishment of the Anti-Money Laundering Authority (“AMLA”): The AMLA will be established in Frankfurt to monitor the new European Union rules addressing AML/counter-terrorist financing;

•

An overhaul of current European Union AML legislation through a new European Union regulation on AML/counter-terrorist financing which is directly applicable across all European Union member states (the Single Rulebook Regulation): The Single Rulebook Regulation will harmonize certain areas of AML/counter-terrorist financing across the European Union, including the areas of customer due diligence and beneficial ownership;

•

The European Union’s Sixth AML Directive (“AMLD 6”): AMLD 6 deals with rules on identifying AML/counter-terrorist financing risks at a Member State level, beneficial ownership registers, national supervisors, and financial intelligence units; and

•	The new AML regulation will take effect three years after publication in the European Union’s Official Journal and member states will have two to three years to implement the directive’s provisions.

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

Sri Lanka Regulations

Gaming Law and Regulations

The Sri Lanka License provides the main regulatory framework to conduct and operate a casino business in Sri Lanka. A valid license must be obtained from the Ministry of Finance, Economic Stabilization &

National Policies of Sri Lanka to engage in casino business, with applications and renewals submitted to the Ministry of Finance, Economic Stabilization & National Policies of Sri Lanka, and renewals required at least six months before expiry. License fees may be revised every five years, up to a maximum of 20%. Our Sri Lanka License is valid for a period of 20 years commencing from April 1, 2024.

There are limited operational requirements prescribed under the licensing regulations, which include appointing a compliance officer to ensure adherence to laws and license terms, prohibiting certain activities such as unlicensed money lending, disorderly or illegal activities and preventing minors (under 21) from entering or gambling in casinos. Operators must maintain separate accounts with a Sri Lankan commercial bank, adhere to Sri Lanka Accounting Standards, submit audited financial statements within six months of the financial year-end, and retain financial records for six years. Key employees involved in gaming operations, money handling, security and surveillance must be properly trained and fit for their roles.

License terms provide that licensees must comply with regulations published in relevant Gazette Notifications and orders issued by the Ministry of Finance, Economic Stabilization & National Policies of Sri Lanka. Changes in ownership, membership of the board of directors, or the address of the casino business require prior approval from the Ministry of Finance, Economic Stabilization & National Policies of Sri Lanka. Any changes to the games offered or details provided in the license application must be approved by the Ministry of Finance, Economic Stabilization & National Policies of Sri Lanka. The license does not permit online casino operations and cannot be transferred to another person.

Anti-Money Laundering Law and Regulations

Sri Lanka’s anti-money laundering and counter-terrorist financing regulations, particularly the Designated Non-Finance Business (Customer Due Diligence) Rules, No. 1 of 2018, impose stringent requirements on casinos and gambling houses. These rules mandate customer due diligence for transactions equal to or above US$3,000, including verifying customer identities and collecting detailed information. Enhanced due diligence is required for high-risk customers, such as politically exposed persons. Casinos must appoint a senior management-level compliance officer to oversee anti-money laundering compliance, report suspicious transactions, and ensure adherence to record-keeping and reporting obligations. The compliance framework also emphasizes a risk-based approach, ongoing monitoring, and training programs to mitigate money laundering and terrorist financing risks. Non-compliance with these regulations can result in significant penalties and imposition of punitive regulatory measures.

Data Privacy

Sri Lanka’s Personal Data Protection Act, No. 9 of 2022 (the “PDPA”) is a comprehensive data protection law designed to regulate the processing of personal data. Enacted to safeguard the privacy of individuals, the PDPA establishes rights for data subjects and imposes obligations on data controllers and processors.

The PDPA applies to both public and private entities involved in processing personal data. Key provisions include the requirement for entities to obtain explicit consent from individuals before processing their data, ensuring data accuracy, and implementing appropriate security measures to protect data from unauthorized access or breaches. The PDPA also mandates the appointment of data protection officers for organizations that process large volumes of personal data.

The Data Protection Authority of Sri Lanka has been established under the PDPA and the substantive provisions of the PDPA are expected to come into effect in 2025. The Data Protection Authority of Sri Lanka is responsible for regulating personal data processing, protecting individuals’ privacy and ensuring that entities adhere to the legal obligations set out in the PDPA. The Data Protection Authority of Sri Lanka also has the power to conduct audits, investigate complaints, and impose penalties for non-compliance.

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

Gaming Licenses

The Concession Regime in Macau

The Macau government conducted an international tender process for gaming concessions in Macau in 2022, and granted six gaming concessions to SJM, MGM Grand Paradise, Galaxy, Venetian Macau Limited (“VML”), Wynn Macau and Melco Resorts Macau, respectively. Subconcessions are prohibited. Though there are no restrictions on the number of casinos or gaming areas that may be operated under each concession, Macau government approval is required for the commencement of operations of any casino or gaming area. Prior to the tendering process in 2022, the subconcessionaires that entered into subconcession contracts with Wynn Macau, SJM and Galaxy were Melco Resorts Macau, MGM Grand Paradise and VML, respectively. Our subsidiary, Melco Resorts Macau, executed the Subconcession Contract with Wynn Macau on September 8, 2006, which was extended until December 31, 2022 pursuant to the execution of an Amendment Agreement to the Subconcession Contract dated June 23, 2022, with Wynn Macau continuing to develop and run hotel operations and casino projects independent of ours. Upon the completion of the tender process for new concessions, Melco Resorts Macau was granted with a new gaming concession by the Macau government for a period of ten years, effective from January 1, 2023 until December 31, 2032, and entered into the respective Concession Contract on December 16, 2022.

A summary of the key terms of the Concession Contract is as follows.

All concessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (equivalent to approximately US$3.8 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,517) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,758) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$125) per annum per electric or mechanical gaming subject to a minimum annual payment of an amount required for the operation of 500 gaming tables and 1,000 electronic gaming machines.

A special premium may be due by Melco Resorts Macau in the event the average gross gaming revenue of Melco Resorts Macau’s gaming tables does not reach the annual minimum of MOP7,000,000 (equivalent to approximately US$875,392) and the average gross gaming revenue of the gaming machines does not reach the annual minimum of MOP300,000 (equivalent to approximately US$37,517). The amount of the special premium is equivalent to the difference between the amount of the special gaming tax paid by Melco Resorts Macau and the amount that would be paid under the annual minimum set average gross gaming revenue for gaming tables and gaming machines.

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

Gaming and Non-Gaming Investment Obligations. The Concession Contract requires us to make a minimum investment in Macau of MOP11,823.7 million (equivalent to approximately US$1.48 billion). The investment plan includes gaming and non-gaming related projects in the expansion of foreign market patrons, conventions and exhibitions, entertainment shows, sports events, art and culture, health and well-being, thematic entertainment, gastronomy, community and maritime tourism and others. Of the total investment amount referred to above, MOP10,008.0 million (equivalent to approximately US$1.25 billion) will be applied to non-gaming related projects, with the balance applied to gaming related projects. Melco Resorts Macau has undertaken to carry out incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$250.5 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to approximately US$22.51 billion), which occurred in 2023.

The minimum investment includes investment projects related to gaming and non-gaming in areas such as international visitors, conventions and exhibitions, entertainment shows, sports events, culture and art, health and well-being, thematic entertainment, city of gastronomy, community tourism, maritime tourism, and others. If, after the completion of the execution of the investment plan under the Concession Contract, the total amount of expenses made by the concessionaire, directly or, with approval from the Macau government, indirectly, is lower than the global committed amount, the concessionaire undertakes to use the remaining amount on projects correlated to its activity to be designated by the concessionaire and accepted by the Macau government and/or on projects that are designated by the Macau government with significant public benefit to Macau.

During the implementation of the investment plan under the Concession Contract, the Macau government may request the concessionaire to provide any document or to amend the implementation of projects contained in the investment plans to ensure compliance with current technical norms or rules and the required quality standard. However, the Macau government shall not impose any amendment that may result in an increase of the global investment amount.

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

Ownership and Capitalization. Set out below are the key terms in relation to ownership and capitalization under the Concession Contract:

•

the registered share capital and net asset value of Melco Resorts Macau cannot be less than MOP5,000,000,000 (equivalent to approximately US$625,279,969) and, to guarantee its performance of certain of its legal and contractual obligations, including labor obligations, Melco Resorts Macau must maintain a guarantee issued by a Macau SAR bank in favor of the Macau SAR in the amount of MOP1,000,000,000 (equivalent to approximately US$125,055,994) until 180 days after the earlier of the expiration or termination of the Concession;

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

Transfers of property and credit rights of Melco Resorts Macau exceeding MOP100,000,000 (equivalent to approximately US$12,505,599) and loan agreements or similar arrangements executed by Melco Resorts Macau as borrower or creditor equal to or exceeding that amount are each subject to approval by the Macau SAR government, except for those loan agreements related to credit granted for gaming purposes. The issue of debt securities by Melco Resorts Macau is also subject to approval by the Macau government and the Concession prohibits Melco Resorts Macau from being listed on a stock exchange. The Concession requires that prior notice be given to the Macau government of financial decisions relating to the internal movement of funds of Melco Resorts Macau exceeding 50% of its registered capital, financial decisions relating to salaries, remuneration or benefits of employees, among others, exceeding 10% of its registered capital and other financial decisions exceeding 10% of its registered capital.

The Concession Contract provides for Melco Resorts Macau’s right to use the casino premises and related land for the purpose of operating games of chance under the Concession Contract during the term of the Concession Contract. On the termination or expiry of the Concession Contract, the casino premises operated by the concessionaire and the gaming equipment would revert or be transferred to the Macau SAR without compensation.

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

The Cyprus License is also subject to suspension or termination upon the occurrence of certain events. The requirements imposed by the Cyprus License include, among others:

•

payment of an annual license fee of EUR2.5 million (equivalent to approximately US$2.6 million) per year for the first four-year period commencing from the date of grant of the Cyprus License on June 26, 2017 and an annual license fee of EUR5.0 million (equivalent to approximately US$5.2 million) per year for the second four-year period as annual license fees for the operation of the temporary casino and City of Dreams Mediterranean to the government of Cyprus. Upon completion of the above eight-year period and for each four-year period thereafter, the government of Cyprus may review the annual license fee payable for each four-year term, provided that the annual license fee payable per year shall be no less than EUR5.0 million (equivalent to approximately US$5.2 million) and subject to a maximum percentage increase.

•

payment of annual license fee of EUR1.0 million (equivalent to approximately US$1.0 million) per year for the satellite casino in Nicosia since its commencement of operations in 2018 and annual license fee of EUR0.5 million (equivalent to approximately US$0.5 million) per year for each of the satellite casinos in Larnaca (which ceased operation in June 2020), Ayia Napa and Paphos since their operations commenced in 2018, 2019 and 2020, respectively.

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

Gaming License in Sri Lanka

The Sri Lanka License, which was issued on March 27, 2024, allows Bluehaven Services to conduct a casino business within City of Dreams Sri Lanka for a period of 20 years from April 1, 2024.

Key conditions of the Sri Lanka License include compliance with regulations published in specific Gazette Notifications and any orders issued by the Ministry of Finance, Economic Stabilization & National Policies of Sri Lanka. Changes in ownership, board of directors, or the address of the casino business require prior approval from the Ministry of Finance, Economic Stabilization & National Policies of Sri Lanka. Any changes to the games offered or details provided in the license application must also be approved by the Ministry of Finance, Economic Stabilization & National Policies of Sri Lanka. The license does not permit online casino operations and cannot be transferred to another person. Additionally, the license holder must inform the Inland Revenue Department of Sri Lanka if a new compliance officer or casino manager is appointed.

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

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau. Melco Resorts Macau applied for and was granted the benefit of a complementary tax exemption on Macau complementary tax (but not gaming tax) from 2017 through 2022. Melco Resorts Macau continues to benefit from the Macau complementary tax exemption on gaming profits for the period from January 1, 2023 to December 31, 2027 pursuant to a Dispatch of the Chief Executive of Macau dated January 29, 2024. The non-gaming profits of Melco Resorts Macau remain subject to the Macau complementary tax. In addition, the Macau government granted Studio City Entertainment the complementary tax exemption until 2021 on profits generated from income received from Melco Resorts Macau, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. The dividend distributions of Studio City Entertainment from tax exempted profits to its shareholders continue to be subject to complementary tax. Studio City Entertainment applied for an extension of the Macau complementary tax exemption for the period from January 1, 2022 to December 31, 2022 and further for the period from January 1, 2023 to December 31, 2032. The application for 2023 to 2032 was rejected and an objection to such decision was denied in a notice dated September 4, 2024. We remain subject to Macau complementary tax on our non-gaming profits.

For the period from January 1, 2022 to June 26, 2022, a payment of MOP4 million (equivalent to approximately US$0.5 million) and MOP4.2 million (equivalent to approximately US$0.5 million), as payment for the period from June 27, 2022 to December 31, 2022, was paid by Melco Resorts Macau with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributed by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. In February 2024, Melco Resorts Macau entered into an agreement with the Macau government for an annual payment for the period from 2023 through 2025. Upon the payment of such amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. However, we cannot assure you that the same arrangement will be applied beyond such period or, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.

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

In the Philippines, on March 26, 2021, the Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) was signed and took effect on April 11, 2021. CREATE reduced the minimum corporate income tax rate from 2% to 1% for the period from July 1, 2020 to June 30, 2023 and the corporate income tax rate from 30% to 25% starting July 1, 2020. Certain of our subsidiaries are liable for VAT on certain transactions. For gaming-related transactions in our Philippines operations, Melco Resorts Leisure currently enjoys exemptions from national, local, direct and indirect taxes, including VAT, in the Philippines pursuant to the PAGCOR charter, as a result of its payment of the 5% franchise tax directly payable to the BIR based on gross gaming revenue in the Philippines. Melco Resorts Leisure is also subject to license fees in accordance with the PAGCOR charter.

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

In 2022, the BIR issued Revenue Memorandum Circular No. 32-2022, which sought to impose 12% VAT on gaming revenue. While Melco Resorts Leisure and the other integrated resorts submitted a joint letter to the BIR challenging the imposition of VAT on gaming transactions, there is no assurance that we will prevail on any challenge and any assessment of VAT on our gaming revenue could have a material adverse effect on our business, financial condition and results of operations. In December 2024, the BIR issued Revenue Memorandum Circular No. 132-2024 clarifying and upholding that the 5% franchise tax on the income derived from the gaming operations of PAGCOR, its licensees and contractees shall be in lieu of all local and national taxes including indirect taxes such as VAT.

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

Our subsidiaries incorporated in Sri Lanka are subject to Sri Lanka corporate income tax of 40% on profits from betting and gaming activities while profits of other businesses are subject to tax of 30% on profit earned in or derived from Sri Lanka and abroad. Our gaming revenues in Sri Lanka are exempt from VAT while certain of our subsidiaries are subject to VAT on certain non-gaming transactions. Pursuant to the Sri Lanka License, a monthly gross collection levy of 15% of the total collections from the business of gaming (exempted if monthly gross collections do not exceed LKR1 million (equivalent to approximately US$3,418)) is payable to the government of Sri Lanka on gross gaming revenues.

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

The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of March 15, 2025:

Melco Leisure and Entertainment Group Limited
(BVI)
(Note 1)
Public
(Note 1)
53.85%
46.15%
Melco Resorts & Entertainment Limited
(Cayman Islands)
100%
Melco Resorts Services Limited
(Hong Kong)
100%
MCO Europe Holdings (NL) B.V.
(The Netherlands)
99.20%
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
Public and other shareholders
54.85%
45.06%
Studio City International Holdings Limited
(Cayman Islands)
(Note 5)
100%
MSC Cotai Limited
(BVI)
100%
Studio City Holdings Limited
(BVI)
100%
Studio City Finance Limited
(BVI)
100%
Studio City Investments Limited
(BVI)
100%
Studio City Company Limited
(BVI)
50%
Studio City Holdings Two Limited
(BVI)
(Note 2)
50%
SCP Holdings Limited
(BVI)
(Note 2)
50%
50%
SCP One Limited
(BVI)
(Note 2)
SCP Two Limited
(BVI)
(Note 2)
34.99%
34.99%
30%
Studio City Developments Limited
(Macau – Quotas)
(Note 3)

Notes:

(1)

Based on 1,276,540,382 shares outstanding as of March 15, 2025. The 1,276,540,382 shares outstanding include shares held by our depositary bank to facilitate the administration and operation of our share incentive plans. Such shares represent 1.36% of the Company’s outstanding shares as of March 15, 2025. For a description of our share incentive plans, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Incentive Plans.”

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

A. OPERATING RESULTS

Operations

Our primary business segments consist of:

Macau

City of Dreams

In 2024, City of Dreams had an average of approximately 430 gaming tables and approximately 613 gaming machines. Morpheus offers approximately 783 rooms, suites and villas. Nüwa, which was under renovation since early 2020 and re-opened at the end of March 2021, offers approximately 286 guest rooms, suites and villas, and the Grand Hyatt Macau hotel offers approximately 763 guest rooms and suites. The Countdown is currently undergoing renovations as part of its rebranding. In addition, City of Dreams includes approximately 41 restaurants and bars, approximately 149 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, swimming pools, spas and salons and banquet and meeting facilities. The wet stage performance theater with approximately 2,000 seats features House of Dancing Water which has been temporarily closed since June 2020 and is currently expected to re-open in May 2025. The Para nightclub offers approximately 2,232 square meters (equivalent to approximately 24,025 square feet) of live entertainment space. City of Dreams targets premium market and rolling chip patrons from regional markets across Asia.

For the years ended December 31, 2024, 2023 and 2022, operating revenues generated from City of Dreams amounted to US$2,282.3 million, US$1,930.5 million and US$559.7 million, representing 49.2%, 51.1% and 41.5% of our total operating revenues, respectively.

Altira Macau

In 2024, Altira Macau had an average of approximately 39 gaming tables and 134 gaming machines operated under the brand Mocha at Altira Macau. In addition, Altira Macau had approximately 216 hotel rooms as of December 31, 2024 and features several fine dining and casual restaurants and recreation and leisure facilities. Starting in the third quarter of 2021, Altira Macau was strategically repositioned to cater to the premium mass and mass segments and shut down VIP rolling chip operations. For the years ended December 31, 2024, 2023 and 2022, operating revenues generated from Altira Macau amounted to US$125.1 million, US$110.8 million and US$32.6 million, representing 2.7%, 2.9% and 2.4% of our total operating revenues, respectively.

Studio City

Studio City is a large-scale cinematically-themed integrated resort located in Cotai, with gaming facilities, luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers in Asia, with a current focus on the mass market and targeting all ranges of mass market patrons. Studio City Casino has strategically repositioned itself to focus on the premium mass and mass segments, and VIP rolling chip operations at Studio City Casino were transferred to City of Dreams in late October 2024. The SC ADSs are listed on the New York Stock Exchange, and we owned approximately 54.9% of SCI’s total issued and outstanding shares as of March 15, 2025. In 2024, Studio City had an average of approximately 251 gaming tables and 709 gaming machines. For the years ended December 31, 2024, 2023 and 2022, operating revenues generated from Studio City amounted to US$1,390.3 million, US$958.4 million and US$176.0 million, representing 30.0%, 25.4% and 13.0% of our total operating revenues, respectively.

Mocha and Other

Effective from June 27, 2022, the Grand Dragon Casino, a casino on Taipa Island, Macau, which focuses on mass market table games and which was previously reported under the Corporate and Other category, has been included in the Mocha and Other segment as a result of the change of terms of the right-to-use agreement for the Grand Dragon Casino.

In 2024, Mocha Clubs had an average of approximately 882 gaming machines in operation (excluding approximately 134 gaming machines at Altira Macau). Mocha Clubs focus primarily on general mass market patrons, including day-trip customers, outside the conventional casino setting. Grand Dragon Casino had an average of approximately 16 gaming tables in 2024. For the years ended December 31, 2024, 2023 and 2022, operating revenues generated from Mocha and Other amounted to US$122.6 million, US$117.7 million and US$76.4 million, representing 2.6%, 3.1% and 5.7% of our total operating revenues, respectively.

Philippines

City of Dreams Manila

In 2024, City of Dreams Manila had an average of approximately 2,278 gaming machines and 267 gaming tables. City of Dreams Manila also includes three branded hotel towers, several entertainment venues and features a wide selection of regional and international food and beverage offerings as well as extended retail shops. For the years ended December 31, 2024, 2023 and 2022, operating revenues generated from City of Dreams Manila amounted to US$472.3 million, US$495.1 million and US$396.4 million, representing 10.2%, 13.1% and 29.4% of our total operating revenues, respectively.

Cyprus

City of Dreams Mediterranean and Other

Effective from June 12, 2023, with the soft opening of City of Dreams Mediterranean, the Cyprus Operations segment which previously included the operation of the temporary casino before its closure on June 9,

2023 and the licensed satellite casinos in Cyprus, has been renamed to City of Dreams Mediterranean and Other segment which includes the operation of City of Dreams Mediterranean and the licensed satellite casinos in Cyprus. We currently operate and manage City of Dreams Mediterranean in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos in Cyprus. In 2024, our facilities in Cyprus had an average of approximately 104 gaming tables and 893 gaming machines. In addition, City of Dreams Mediterranean had approximately 500 guest rooms and suites as of December 31, 2024 and features a variety of premium dining outlets and luxury retail. For the years ended December 31, 2024, 2023 and 2022, operating revenues generated from our operations in Cyprus amounted to US$234.6 million, US$159.4 million and US$91.3 million, representing 5.1%, 4.2% and 6.8% of our total operating revenues, respectively.

Other

Corporate and Other

Corporate and Other category primarily includes general corporate costs, Grand Dragon Casino (included in Mocha and Other segment effective from June 27, 2022), our development projects in Sri Lanka and other countries, as well as our ski resort in Japan (disposed in late December 2022).

Summary of Financial Results

For the year ended December 31, 2024, our total operating revenues were US$4.64 billion, an increase of 22.9% from US$3.78 billion for the year ended December 31, 2023. Net income attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2024 was US$43.5 million, as compared to net loss of US$326.9 million for the year ended December 31, 2023. The change was primarily attributable to better performance in all gaming segments as well as non-gaming operations, led by the continued recovery in inbound tourism to Macau in 2024 and the ramp up of operations following the opening of Studio City Phase 2 starting in April 2023 and City of Dreams Mediterranean in mid-2023, partially offset by higher operating costs for the increase in business activities.

	Year Ended December 31,
	2024	2023	2022
	(in thousands of US$)
Total operating revenues	$4,638,213	$3,775,247	$1,349,977
Total operating costs and expenses	(4,153,586)	(3,710,288)	(2,093,082)
Operating income (loss)	484,627	64,959	(743,105)
Net income (loss) attributable to Melco Resorts & Entertainment Limited	$43,543	$(326,920)	$(930,526)

Key events happened during the years ended December 31, 2024, 2023 and 2022 are summarized below. Therefore, our results of operations and financial position for the years presented may not fully comparable.

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

•	On July 10, 2023, City of Dreams Mediterranean officially opened to the public, after a soft opening in June.

•	On September 8, 2023, we opened W Macau at Studio City Phase 2.

•	On November 28, 2023, Studio City Finance settled the 2025 Studio City Notes Tender Offer (2023) for the aggregate principal amount of US$100.0 million of the 2025 Studio City Notes.

•

During the year ended December 31, 2023, MCO Nominee One repaid US$820.0 million and HK$206.0 million (equivalent to US$29.6 million) in aggregate on a net basis along with accrued interest under the 2020 Credit Facilities.

•

On March 27, 2024, the Sri Lanka Ministry of Finance, Economic Stabilization & National Policies granted the Sri Lanka License to our subsidiary, Bluehaven Services to operate a casino business (“Sri Lanka Casino”) for a term of 20 years effective from April 1, 2024 in an integrated resort under development at that time by Waterfront Properties, a subsidiary of John Keells, an independent third party, in Colombo, Sri Lanka which will be rebranded as City of Dreams Sri Lanka. On July 10, 2024, Bluehaven Services and Waterfront Properties entered into a casino lease agreement under which Waterfront Properties agreed to lease to Bluehaven Services an area within the integrated resort under development at that time by Waterfront Properties together with the common area rights as defined in the casino lease agreement, for the purpose of establishing, developing and operating the Sri Lanka Casino. Upon the signing of the casino lease agreement, the Company recognized an intangible asset of LKR5 billion (equivalent to US$17.1 million), representing the casino license fee.

•	On April 8, 2024, the maturity date of the 2020 Credit Facilities was extended by two years to April 29, 2027.

•	On April 17, 2024, Melco Resorts Finance issued US$750.0 million in aggregate principal amount of the 2032 Senior Notes.

•	On April 24, 2024, Studio City Finance settled the 2025 Studio City Notes Tender Offer (2024) for the aggregate principal amount of US$100.0 million of the 2025 Studio City Notes.

•	On June 6, 2024, the maturity date of the 2015 Credit Facilities was extended by two years to June 24, 2026.

•	On June 26, 2024, we opened a cinema in Studio City.

•	On November 29, 2024, Studio City Company entered into the 2024 Studio City Senior Secured Credit Facility.

•

On November 29, 2024, Studio City Company entered into an amendment and restatement agreement to amend the terms of the 2021 Studio City Senior Secured Credit Facility including the extension of the maturity date from January 15, 2028 to August 29, 2029 and change of interest rates.

•

During the year ended December 31, 2024, MCO Nominee One repaid HK$6.99 billion (equivalent to US$893.9 million) in aggregate on a net basis along with accrued interest under the 2020 Credit Facilities.

•	During the year ended December 31, 2024, Studio City Finance repurchased an aggregate principal amount of US$75.3 million of the 2025 Studio City Notes.

•

During the year ended December 31, 2024, we repurchased 20,712,895 ADSs (equivalent to 62,138,685 ordinary shares) for the aggregate purchase price of US$112.3 million, and 53,138,685 repurchased ordinary shares were subsequently cancelled by us.

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

In 2022, table games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to COVID-19 outbreaks have been excluded, while room statistics also exclude rooms that were temporarily closed or provided to the staff members due to COVID-19 outbreaks.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our total operating revenues for the year ended December 31, 2024 were US$4.64 billion, an increase of US$863.0 million, or 22.9%, from US$3.78 billion for the year ended December 31, 2023. The increase in total operating revenues was primarily attributable to the improved performance in all gaming segments and non-gaming operations, led by the continued recovery in inbound tourism to Macau in 2024 and the ramp up of operations following the opening of Studio City Phase 2 starting in April 2023 and City of Dreams Mediterranean in mid-2023.

Our total operating revenues for the year ended December 31, 2024 consisted of US$3.77 billion of casino revenues, representing 81.3% of our total operating revenues, and US$865.6 million of non-casino revenues. Our total operating revenues for the year ended December 31, 2023 consisted of US$3.08 billion of casino revenues, representing 81.5% of our total operating revenues, and US$697.9 million of non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2024 were US$3.77 billion, representing a US$695.3 million, or 22.6%, increase from casino revenues of US$3.08 billion for the year ended December 31, 2023, primarily due to improved performance in all gaming segments.

Altira Macau. In the mass market table games segment, drop was US$535.8 million for the year ended December 31, 2024, representing an increase of 9.7% from US$488.2 million for the year ended December 31,

2023. The mass market table games hold percentage was 22.4% for the year ended December 31, 2024, decreasing from 22.7% for the year ended December 31, 2023. Average net win per gaming machine per day was US$255 for the year ended December 31, 2024, an increase of US$30, or 13.6%, from US$224 for the year ended December 31, 2023.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2024 of US$20.06 billion represented an increase of US$634.8 million, or 3.3%, from US$19.42 billion for the year ended December 31, 2023. The rolling chip win rate was 2.74% for the year ended December 31, 2024, which increased from 2.61% for the year ended December 31, 2023. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$5.87 billion for the year ended December 31, 2024, which represented an increase of US$851.0 million, or 17.0%, from US$5.02 billion for the year ended December 31, 2023. The mass market table games hold percentage was 32.1% for the year ended December 31, 2024, increasing from 30.9% for the year ended December 31, 2023. Average net win per gaming machine per day was US$524 for the year ended December 31, 2024, an increase of US$60, or 12.9%, from US$464 for the year ended December 31, 2023.

Mocha and Other. In the mass market table games segment, drop was US$231.6 million for the year ended December 31, 2024, an increase from US$176.1 million for the year ended December 31, 2023. The mass market table games hold percentage was 16.8% for the year ended December 31, 2024, decreasing from 17.0% for the year ended December 31, 2023. Average net win per gaming machine per day for the year ended December 31, 2024 was US$274, a decrease of US$16, or 5.6%, from US$291 for the year ended December 31, 2023.

Studio City. Studio City has strategically repositioned itself to focus on the premium mass and mass segments, and VIP rolling chip operations at Studio City were transferred to City of Dreams in late October 2024. Studio City Casino’s rolling chip volume was US$2.00 billion for the year ended December 31, 2024, a decrease from US$2.79 billion for the year ended December 31, 2023. The rolling chip win rate was 3.85% for the year ended December 31, 2024, which increased from 1.65% for the year ended December 31, 2023. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$3.68 billion for the year ended December 31, 2024, an increase from US$2.87 billion for the year ended December 31, 2023. The mass market table games hold percentage was 30.6% for the year ended December 31, 2024, representing an increase from 27.3% for the year ended December 31, 2023. Average net win per gaming machine per day was US$431 for the year ended December 31, 2024, an increase of US$88, or 25.5%, from US$343 for the year ended December 31, 2023.

City of Dreams Manila. City of Dreams Manila’s rolling chip volume for the year ended December 31, 2024 was US$2.49 billion, representing an increase of US$518.8 million, or 26.4%, from US$1.97 billion for the year ended December 31, 2023. The rolling chip win rate was 3.57% for the year ended December 31, 2024, a decrease from 4.70% for the year ended December 31, 2023. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$695.8 million for the year ended December 31, 2024, representing a decrease of US$88.1 million, or 11.2%, from US$784.0 million for the year ended December 31, 2023. The mass market table games hold percentage was 32.8% for the year ended December 31, 2024, representing an increase from 30.3% for the year ended December 31, 2023. Average net win per gaming machine per day was US$263 for the year ended December 31, 2024, an increase of US$14, or 5.8%, from US$248 for the year ended December 31, 2023.

City of Dreams Mediterranean and Other. City of Dreams Mediterranean officially opened to the public on July 10, 2023, after the soft opening in June. The Company continues to operate three satellite casinos in Cyprus in conjunction with City of Dreams Mediterranean. Rolling chip volume for the year ended December 31, 2024 was US$32.0 million, which increased from US$10.9 million for the year ended December 31, 2023. The rolling chip win rate was 0.24% for the year ended December 31, 2024, an increase from a rolling chip win rate of negative 6.17% for the year ended December 31, 2023. Our expected range was

2.85% to 3.15%. The significant fluctuation on the rolling chip win rate resulted from low gaming volumes in the rolling chip segment. In the mass market table games segment, drop was US$487.4 million for the year ended December 31, 2024, representing an increase of US$213.3 million, or 77.8%, from US$274.1 million for the year ended December 31, 2023. The mass market table games hold percentage was 22.9% for the year ended December 31, 2024, representing an increase from 21.5% for the year ended December 31, 2023. Average net win per gaming machine per day was US$340 for the year ended December 31, 2024, a decrease of US$10, or 2.8%, from US$350 for the year ended December 31, 2023.

Rooms. Room revenues (including complimentary rooms) for the year ended December 31, 2024 were US$422.6 million, representing an increase of US$84.3 million, or 24.9%, from room revenues (including complimentary rooms) of US$338.2 million for the year ended December 31, 2023. The increase was primarily due to the full year operations of the three hotels that opened at our properties in 2023, as well as the increased occupancy as a result of a year-over-year increase in inbound tourism to Macau.

The average daily rate, occupancy rate and REVPAR of each property are as follows:

	Year Ended December 31,
	2024	2023	2024	2023	2024	2023
	Average daily rate (US$)		Occupancy rate		REVPAR (US$)
Altira Macau	133	136	95%	87%	127	118
City of Dreams	211	201	93%	86%	197	173
Studio City	165	153	96%	90%	159	137
City of Dreams Manila	164	177	97%	97%	158	171
City of Dreams Mediterranean and Other	425	359	61%	58%	261	209

Food, beverage and others. Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2024 included food and beverage revenues of US$285.9 million and entertainment, retail and other revenues of US$157.1 million. Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2023 included food and beverage revenues of US$208.9 million and entertainment, retail and other revenues of US$150.8 million. The increase of US$83.3 million in food, beverage and other revenues from the year ended December 31, 2023 to the year ended December 31, 2024 was primarily due to the increase in business activities at our properties in Macau and Manila as well as the ramp up of operations at City of Dreams Mediterranean and Other. In addition, we opened a cinema in Studio City in June 2024.

Operating costs and expenses

Total operating costs and expenses were US$4.15 billion for the year ended December 31, 2024, representing an increase of US$443.3 million, or 11.9%, from US$3.71 billion for the year ended December 31, 2023.

Casino. Casino expenses increased by US$489.7 million, or 24.1%, to US$2.52 billion for the year ended December 31, 2024 from US$2.03 billion for the year ended December 31, 2023, primarily due to an increase in gaming taxes, which increased as a result of increased gaming volumes and associated higher group-wide revenues, higher payroll expenses, higher marketing and promotional expenses as well as higher complimentaries to gaming customers.

Rooms. Room expenses, which represent the costs of operating the hotel facilities were US$127.9 million and US$87.6 million for the years ended December 31, 2024 and 2023, respectively. The increase was primarily due to the full year operations of the three hotels that opened at our properties in 2023, as well as increased occupancy, which was in-line with higher room revenues for the year ended December 31, 2024.

Food, beverage and others. Food, beverage and other expenses were US$309.5 million and US$240.2 million for the years ended December 31, 2024 and 2023, respectively. The increase was in-line with higher food, beverage and other revenues for the year ended December 31, 2024.

General and administrative. General and administrative expenses increased by US$80.6 million, or 16.5%, to US$568.7 million for the year ended December 31, 2024 from US$488.1 million for the year ended December 31, 2023, primarily due to an increase in payroll expenses, utilities, maintenance costs, marketing expenses and other general and administrative expenses for the full year operations of Studio City Phase 2 and City of Dream Mediterranean which opened in 2023 as well as to support the continuous ramp up of operations at our properties in Macau and Manila in 2024.

Payments to the Philippine Parties. Payments to the Philippine Parties were US$41.9 million and US$42.5 million for the years ended December 31, 2024 and 2023, respectively.

Pre-opening costs. Pre-opening costs were US$20.9 million and US$44.0 million for the years ended December 31, 2024 and 2023, respectively. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Higher pre-opening costs for the year ended December 31, 2023 were due to the costs incurred for Studio City Phase 2 and City of Dreams Mediterranean which opened in 2023. Pre-opening costs for the year ended December 31, 2024 were mainly for House of Dancing Water and City of Dreams Sri Lanka.

Development costs. Development costs were US$5.4 million and US$1.2 million for the years ended December 31, 2024 and 2023, respectively, which predominantly related to marketing and promotion costs as well as professional and consultancy fees for corporate business development.

Amortization of land use rights. Amortization expenses for the land use rights continued to be recognized on a straight-line basis and were US$20.0 million and US$22.7 million for the years ended December 31, 2024 and 2023, respectively. The lower amount during the year ended December 31, 2024 was primarily due to the impairment on the land use right of Altira Macau made in 2023 which resulted a lower amortization thereafter.

Depreciation and amortization. Depreciation and amortization expenses slightly increased by US$0.9 million, or 0.2%, to US$521.6 million for the year ended December 31, 2024 from US$520.7 million for the year ended December 31, 2023. The slight increase was primarily due to the full year operations of Studio City Phase 2 and City of Dreams Mediterranean that opened in 2023 and the opening of the cinema in Studio City during the year ended December 31, 2024, partially offset by lower depreciation and amortization expenses as a result of the fully depreciated assets in our properties during the year and the asset impairments in Altira Macau in 2023.

Property charges and other. Property charges and other for the year ended December 31, 2024 were US$13.2 million, which primarily included the litigation claims related to junket player deposits, repairs and maintenance costs incurred as a result of a typhoons and remodeling, and asset impairments in Altira Macau. Property charges and other for the year ended December 31, 2023 were US$228.4 million, which primarily included the asset impairments in Altira Macau, the litigation claims related to junket player deposits and the costs incurred as a result of departmental restructuring, partially offset with the gain on disposal from lands in Japan.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expense, net of amounts capitalized, other financing costs, foreign exchange (losses) gains, net, (loss) gain on extinguishment of debt and other non-operating income, net.

Interest income was US$15.8 million for the year ended December 31, 2024, as compared to US$23.3 million for the year ended December 31, 2023. The decrease in interest income was primarily due to lower bank interest income as a result of lower average bank balances during the year ended December 31, 2024.

Interest expense was US$486.7 million (net of amounts capitalized of US$0.3 million) for the year ended December 31, 2024, compared to US$492.4 million (net of amounts capitalized of US$25.9 million) for the year ended December 31, 2023. The decrease in interest expense (net of amounts capitalization) of US$5.7 million was primarily due to lower interest expense of US$61.5 million on the 2020 Credit Facilities as a result of the net repayments during the year ended December 31, 2024 and lower interest expense of US$11.1 million on the 2025 Studio City Notes as a result of tender offers and repurchases made during the years ended December 31, 2024 and 2023, partially offset by interest expense of US$40.3 million on the 2032 Senior Notes issued in April 2024 and lower amounts capitalized.

Other financing costs for the year ended December 31, 2024 amounted to US$7.4 million, compared to US$4.4 million for the year ended December 31, 2023. The increase in other financing costs was primarily due to an increase in loan commitment fees as result of the net repayments of the 2020 Credit Facilities during the year ended December 31, 2024 and entering the 2024 Studio City Senior Secured Credit Facility in November 2024.

Other income, net for the year ended December 31, 2024 amounted to US$3.8 million, compared to US$2.7 million for the year ended December 31, 2023.

Loss on extinguishment of debt for the year ended December 31, 2024 was US$1.0 million and was primarily associated with the 2025 Studio City Notes Tender Offer (2024). Gain on extinguishment of debt for the year ended December 31, 2023 was US$1.6 million and was primarily associated with the 2025 Studio City Notes Tender Offer (2023).

Income tax expense

Income tax expense for the year ended December 31, 2024 was primarily attributable to the Macau Complementary Tax for the year of US$7.8 million which mainly represented the expense provided in connection with the rejection of the application for 10 years Macau Complementary Tax exemption at Studio City for 2023 to 2032 received during the year ended December 31, 2024, payments in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau of US$7.0 million and Philippine withholding tax on dividends of US$5.5 million. The effective tax rate for the year ended December 31, 2024 was (340.37)%, as compared to (3.34)%, for the year ended December 31, 2023. Such rates differ from the statutory Macau Complementary Tax rate of 12%, where the Company’s majority operations are located, primarily due to the effects of expired tax losses, expenses for which no income tax benefit is receivable, income for which no income tax expense is payable, changes in valuation allowances, profits generated by gaming operations being exempted from Philippine Corporate Income Tax, different tax rates of subsidiaries operating in other jurisdictions and certain profits generated by gaming operations being exempted from Macau Complementary Tax for the years ended December 31, 2024 and 2023.

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

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests was US$71.5 million for the year ended December 31, 2024, compared to US$88.4 million for the year ended December 31, 2023. For the year ended

December 31, 2024, such net loss represented the share of Studio City’s expenses of US$51.2 million, City of Dreams Mediterranean and Other’s expenses of US$20.6 million, partially offset by City of Dreams Manila’s income of US$0.3 million attributable to the respective minority shareholders.

Net income/loss attributable to Melco Resorts & Entertainment Limited

As a result of the foregoing, we had net income attributable to Melco Resorts & Entertainment Limited of US$43.5 million for the year ended December 31, 2024, compared to net loss attributable to Melco Resorts & Entertainment Limited of US$326.9 million for the year ended December 31, 2023.

For a discussion of our results of operations for the year ended December 31, 2023 compared with the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 22, 2024.

Adjusted Property EBITDA and Adjusted EBITDA

Our Chief Executive Officer is the Chief Operating Decision Maker (“CODM”) of the Company. The CODM uses Adjusted Property EBITDA for each segment as the measure of segment profit or loss to allocate resources to each segment and to compare the operating performance of the Company’s properties with those of its competitors as a way to assess performance. Adjusted Property EBITDA is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, integrated resort and casino rent, Corporate and Other expenses, and other non-operating income and expenses.

The following table sets forth a summary of our Adjusted Property EBITDA for the years presented.

	Year Ended December 31,
	2024	2023	2022
	(in thousands of US$)
Macau:
Altira Macau	$(1,922)	$(1,277)	$(43,020)
Mocha and Other	26,974	27,286	10,291
City of Dreams	621,642	576,313	(32,160)
Studio City	341,239	206,790	(105,164)
The Philippines:
City of Dreams Manila	181,058	205,452	146,926
Cyprus:
City of Dreams Mediterranean and Other	50,546	27,500	23,696

Total Adjusted Property EBITDA	$1,219,537	$1,042,064	$569

Altira Macau

Altira Macau generated negative Adjusted Property EBITDA of US$1.9 million and US$1.3 million in 2024 and 2023, respectively.

Mocha and Other

Mocha and Other generated stable Adjusted Property EBITDA of US$27.0 million and US$27.3 million in 2024 and 2023, respectively.

City of Dreams

City of Dreams generated Adjusted Property EBITDA of US$621.6 million in 2024, compared with US$576.3 million in 2023. The year-over-year increase in Adjusted Property EBITDA was a result of improved performance in all gaming segments and non-gaming operations, led by the continued recovery in inbound tourism to Macau in 2024. The increase was partially offset by higher operating costs for the increase in business activities and an increase in staffing levels to enhance service quality and improve performance.

Studio City

Studio City generated Adjusted Property EBITDA of US$341.2 million in 2024, compared with US$206.8 million in 2023. The year-over-year increase in Adjusted Property EBITDA was a result of improved performance in all gaming segments and non-gaming operations, led by the continued recovery in inbound tourism to Macau in 2024 and the ramp up of operations following the opening of Studio City Phase 2 starting in April 2023. The increase was partially offset by higher operating costs for the increase in business activities and an increase in staffing levels to enhance service quality and improve performance.

City of Dreams Manila

City of Dreams Manila generated Adjusted Property EBITDA of US$181.1 million in 2024, compared with US$205.5 million in 2023. The year-over-year decrease in Adjusted Property EBITDA was primarily a result of softer performance in the rolling chip segment and unfavorable gaming mix.

City of Dreams Mediterranean and Other

City of Dreams Mediterranean and Other generated Adjusted Property EBITDA of US$50.5 million in 2024, compared with US$27.5 million in 2023. The year-over-year increase in Adjusted Property EBITDA was primarily a result of improved performance in mass market segments and non-gaming operations, led by the ramp up of operations following the opening of City of Dreams Mediterranean in mid-2023.

The following table sets forth a summary of reconciliation of net income/loss attributable to Melco Resorts & Entertainment Limited to Adjusted EBITDA and Adjusted Property EBITDA for the years presented.

	Year Ended December 31,
	2024	2023	2022
	(in thousands of US$)
Net income (loss) attributable to Melco Resorts & Entertainment Limited	$43,543	$(326,920)	$(930,526)
Net loss attributable to noncontrolling interests	(71,502)	(88,410)	(166,641)

Net loss	(27,959)	(415,330)	(1,097,167)
Income tax expense	21,610	13,422	5,236
Interest and other non-operating expenses, net	490,976	466,867	348,826
Depreciation and amortization	541,538	543,396	521,939
Property charges and other	13,221	228,437	39,982
Share-based compensation	27,368	35,473	71,809
Development costs	5,433	1,202	—
Pre-opening costs(1)	17,833	43,994	15,585
Integrated resort and casino rent(2)	8,436	1,911	2,318
Payments to the Philippine Parties	41,939	42,451	28,894

Adjusted EBITDA	1,140,395	961,823	(62,578)
Corporate and Other expenses	79,142	80,241	63,147

Adjusted Property EBITDA	$1,219,537	$1,042,064	$569

(1)	Certain amount of pre-opening costs were grouped and reported under the line item Integrated resort and casino rent

(2)	Integrated resort and casino rent represents land rent and variable lease costs to Belle Corporation and casino rent to John Keells Group

Adjusted EBITDA is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, integrated resort and casino rent and other non-operating income and expenses.

Adjusted EBITDA and Adjusted Property EBITDA, which are non-GAAP financial measures, are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA to measure the operating performance of our segments and to compare the operating performance of our properties with those of our competitors.

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

As of December 31, 2024, we held cash and cash equivalents and restricted cash (mainly being cash collateral for concession-related guarantees issued to the Macau Government and security under credit facilities) of US$1.15 billion and US$125.9 million, respectively. Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2024 were the U.S. dollar, H.K. dollar, Euro, Philippine peso and Pataca.

As of December 31, 2024, we had the following bank credit facilities available for future drawdown, subject to satisfaction of certain conditions precedent: (1) HK$13.62 billion (equivalent to US$1.75 billion) of the revolving credit facility under the 2020 Credit Facilities; (2) the HK$1.0 million (equivalent to US$0.1 million) of the revolving credit facility under the 2015 Credit Facilities; (3) the HK$233.0 million (equivalent to US$30.0 million) revolving credit facility under the 2021 Studio City Senior Secured Credit Facility; (4) the HK$1.945 billion (equivalent to US$250.5 million) revolving credit facility under the 2024 Studio City Senior Secured Credit Facility; and (5) the PHP2.35 billion (equivalent to US$40.5 million) bank credit facility of MRP. Available liquidity, including cash and undrawn revolving credit facilities as of December 31, 2024 was approximately US$3.35 billion. We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under various credit facilities and any additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financing and Indebtedness” for more information. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities. We may from time to time seek to retire or purchase our outstanding debt through open market purchases, tender offers, privately-negotiated transactions or otherwise. Such purchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Cash Flows

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2024	2023	2022
	(in thousands of US$)
Net cash provided by (used in) operating activities	$626,656	$622,690	$(619,434)
Net cash used in investing activities	(300,807)	(48,513)	(806,107)
Net cash (used in) provided by financing activities	(478,349)	(1,129,124)	1,783,285
Effect of exchange rate on cash, cash equivalents and restricted cash	(10,264)	2,326	(22,602)

(Decrease) increase in cash, cash equivalents and restricted cash	(162,764)	(552,621)	335,142
Cash, cash equivalents and restricted cash at beginning of year	1,435,836	1,988,457	1,653,315

Cash, cash equivalents and restricted cash at end of year	$1,273,072	$1,435,836	$1,988,457

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$626.7 million for the year ended December 31, 2024, compared to US$622.7 million for the year ended December 31, 2023. The change was primarily due to better performance of operations which resulted in a decrease in net loss in 2024 as described in the foregoing section, partially offset by increased working capital for operations, primarily consisted of the payment of gaming taxes as well as the operating accruals as a result of the increased business volumes.

Net cash provided by operating activities was US$622.7 million for the year ended December 31, 2023, compared to net cash used in operating activities of US$619.4 million for the year ended December 31, 2022. The change was primarily due to better performance of operations as described in the foregoing section and decreased working capital for operations.

Investing Activities

Net cash used in investing activities was US$300.8 million for the year ended December 31, 2024, compared to US$48.5 million for the year ended December 31, 2023. The change was primarily due to the repayment of loan to an affiliated company during the year ended December 31, 2023 which was not recurring in 2024. Net cash used in investing activities for the year ended December 31, 2024 mainly included acquisition of property and equipment and payments for capitalized construction costs of US$261.9 million and payments for intangible and other assets of US$39.2 million.

Net cash used in investing activities was US$48.5 million for the year ended December 31, 2023, compared to US$806.1 million for the year ended December 31, 2022. The change was primarily due to the repayment of loan to an affiliated company and decreased payments for capitalized construction costs and acquisition of property and equipment during the year ended December 31, 2023. Net cash used in investing activities for the year ended December 31, 2023 mainly included payments for capitalized construction costs and acquisition of property and equipment of US$257.0 million and payments for intangible and other assets of US$6.9 million, partially offset by proceeds from loan repayment from an affiliated company of US$200.0 million and proceeds from sale of assets held for sale of US$14.8 million.

Our total payments for capitalized construction costs and acquisition of property and equipment were US$261.9 million and US$257.0 million for the years ended December 31, 2024 and 2023, respectively. Such expenditures were mainly associated with our development projects, as well as enhancement of our integrated resort offerings.

We expect to incur significant capital expenditures for the ongoing enhancement and maintenance of our Macau properties, City of Dreams Manila and City of Dreams Mediterranean and development of City of Dreams Sri Lanka. We intend to finance these projects through our operating cash flow and existing cash balances as well as equity or debt financings. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,
	2024	2023	2022
	(in thousands of US$)
Macau:
Altira Macau	$5,614	$3,892	$3,303
Mocha and Other	6,549	4,590	1,704
City of Dreams	83,988	22,259	21,684
Studio City	86,071	73,452	429,362
The Philippines:
City of Dreams Manila	17,940	24,970	4,986
Cyprus:
City of Dreams Mediterranean and Other	11,815	108,214	131,419
Corporate and Other	31,504	15,113	5,956

Total capital expenditures	$243,481	$252,490	$598,414

Our capital expenditures for the year ended December 31, 2024 slightly decreased from that for the year ended December 31, 2023 was primarily due to the completion of City of Dreams Mediterranean in 2023, partially offset by increased capital expenditures for enhancements to our Macau properties and development of City of Dreams Sri Lanka. Our capital expenditures for the year ended December 31, 2023 significantly decreased from that for the year ended December 31, 2022 primarily due to the completion of construction of Studio City Phase 2 and City of Dreams Mediterranean.

Financing Activities

Net cash used in financing activities of US$478.3 million for the year ended December 31, 2024 was primarily due to (i) the repayments of outstanding revolving credit facility under the 2020 Credit Facilities of US$994.2 million, (ii) repurchase of shares of US$112.3 million, (iii) settlement of the 2025 Studio City Notes Tender Offer (2024) of US$100.0 million, (iv) repurchase of 2025 Studio City Notes of US$75.3 million and (v) payments of financing costs of US$37.0 million, which were offset in part by (vi) the proceeds from the issuance of 2032 Senior Notes of US$750.0 million and (vii) the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$100.3 million.

Net cash used in financing activities of US$1.13 billion for the year ended December 31, 2023 was primarily due to (i) the repayments of outstanding revolving credit facility under the 2020 Credit Facilities of US$2.10 billion, (ii) settlement of the 2025 Studio City Notes Tender Offer (2023) of US$97.5 million and (iii) repurchase of shares of US$169.8 million, which were offset in part by (iv) the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$1.25 billion.

Net cash provided by financing activities of US$1.78 billion for the year ended December 31, 2022 was primarily due to (i) the proceeds from drawdown of the revolving credit facility under the 2020 Credit Facilities of US$1.50 billion, (ii) the proceeds from the issuance of the 2027 Studio City Notes of US$350.0 million, which priced at 100.0% of the principal amount, and (iii) net proceeds from issuance of shares of subsidiaries of US$134.1 million, which were offset in part by (iv) repurchase of shares of US$189.2 million and (v) the payments of deferred financing costs of US$8.0 million.

Indebtedness

We enter into loan facilities and issue notes through our subsidiaries. The following table presents a summary of our gross indebtedness as of December 31, 2024:

As of December 31, 2024
(in thousands of US$)
2029 Senior Notes	$1,150,000
2029 Studio City Notes	1,100,000
2025 Senior Notes	1,000,000
2028 Senior Notes	850,000
2032 Senior Notes	750,000
2027 Senior Notes	600,000
2026 Senior Notes	500,000
2028 Studio City Notes	500,000
2027 Studio City Notes	350,000
2025 Studio City Notes	221,622
2020 Credit Facilities	158,305
2015 Credit Facilities	129
2021 Studio City Senior Secured Credit Facility	129

$7,180,185

Major changes in our indebtedness during the year ended and subsequent to December 31, 2024 are summarized below.

During the year ended December 31, 2024, MCO Nominee One repaid HK$6.99 billion (equivalent to US$893.9 million) in aggregate on a net basis along with accrued interest under the 2020 Credit Facilities.

On April 8, 2024, the maturity date of the 2020 Credit Facilities was extended by two years to April 29, 2027.

On April 8, 2024, Studio City Finance initiated the 2025 Studio City Notes Tender Offer (2024) to purchase up to an aggregate principal amount of US$100,000,000 of the 2025 Studio City Notes. An aggregate principal amount of US$307,150,000 of the 2025 Studio City Notes were tendered on the early tender date on April 19, 2024. On April 22, 2024, Studio City Finance increased the aggregate principal amount of the 2025 Notes Tender Offer (2024) to US$100,029,000. Studio City Finance accepted for purchase an aggregate principal amount of US$100,029,000 of the 2025 Studio City Notes that were validly tendered (and not validly withdrawn) pursuant to the 2025 Notes Tender Offer (2024) and settled the purchase on April 24, 2024. In addition, Studio City Finance repurchased US$75.3 million of the 2025 Studio City Notes during the year ended December 31, 2024.

On April 17, 2024, Melco Resorts Finance issued US$750.0 million in aggregate principal amount of the 2032 Senior Notes.

On June 6, 2024, the maturity date of the 2015 Credit Facilities was extended by two years to June 24, 2026.

On November 29, 2024, Studio City Company entered into the 2024 Studio City Senior Secured Credit Facility. Under the terms of the 2024 Studio City Senior Secured Credit Facility, lenders have made available to Studio City Company in an amount of HK$1.945 billion (equivalent to US$250.3 million) in revolving credit facilities for a term of five years and maturity date of November 29, 2029, with an option to increase the commitments in an amount not exceeding US$100.0 million, subject to the satisfaction of conditions precedent. The 2024 Studio City Senior Secured Credit Facility is secured and is supported by a guarantee from Studio City International, Studio City Investments and each subsidiary of Studio City Company. The Company intends to use the proceeds from the 2024 Studio City Senior Secured Credit Facility to refinance outstanding indebtedness and for general corporate and working capital purposes. No drawdowns have been made under this facility, as of December 31, 2024.

Studio City Company has also entered into an amendment and restatement agreement, dated November 29, 2024, with, among others, Bank of China Limited, Macau Branch, in relation to the 2021 Studio City Senior Secured Credit Facility to, among other things, align certain terms of the 2021 Studio City Senior Secured Credit Facility with the terms of the 2024 Studio City Senior Secured Credit Facility. The other amendments include the extension of the maturity date from January 15, 2028 to August 29, 2029 and change of interest rates.

On February 25, 2025, pursuant to the 2024 Amendment and Restatement under the 2020 Credit Facilities, an incremental facility of HK$387.5 million (equivalent to US$49.8 million) was established to increase the available commitments under the 2020 Credit Facilities from HK$14.85 billion (equivalent to US$1.91 billion) to HK$15.24 billion (equivalent to US$1.96 billion).

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

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the maintenance, enhancement and development of our projects. We expect to have significant capital expenditures in the future as we continue to maintain, enhance and develop our properties in Macau, the Philippines, Cyprus and Sri Lanka as well as pursue potential growth opportunities in existing and new jurisdictions.

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

Our material cash requirements arise from the development and continuous enhancement of our Macau properties, City of Dreams Manila and City of Dreams Mediterranean, as well as the payment of interest expenses and repayment of principal relating to our indebtedness. We are also required to comply with the investment plan which forms part of the gaming concession contract in Macau in the amount of MOP11,823.7 million (equivalent to approximately US$1.48 billion), of which MOP10,008.0 million (equivalent to approximately US$1.25 billion) is to be invested in non-gaming projects per the terms of the concession contract, and incremental additional non-gaming investment in the amount of approximately 20% of our initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$250.5 million), in the event the Incremental Investment Trigger is triggered. As Macau’s annual gross gaming revenue exceeded MOP180.0 billion (equivalent to approximately US$22.51 billion) in 2023, the Incremental Investment Trigger was triggered in 2023, thereby increasing our non-gaming investment by MOP2,003.0 million (equivalent to approximately US$250.5 million), with the overall investment amount increased to MOP13,826.7 million (equivalent to approximately US$1.73 billion) to be carried out by December 2032. As of December 31, 2024, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP3,341.5 million (equivalent to approximately US$417.9 million).

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities, capital expenditures and investing activities. Cash from financing and operations within our group is primarily transferred between our subsidiaries through intercompany loan arrangements or equity capital contributions. In 2024, excluding cash transferred for the purpose of the settlement of intragroup charges for operating activities, cash transferred to our holding company, Melco Resorts & Entertainment Limited, from its subsidiaries for repayment of advances amounted to US$7.8 million, while cash transferred from our holding company to its subsidiaries in the form of advances amounted to US$20.3 million and repayments of loans or advances amounted to US$20.0 million, respectively. Dividend payments of US$121.0 million were received from our Macau operating subsidiary in 2024, and no dividend payments were made to our shareholders in 2024, including holders of our ordinary shares with an address of record known to us to be in the United States (which includes all holders of our ADRs, which are traded on Nasdaq in the United States). See also “Item 4. Information on the Company — B. Business Overview — Tax”

and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group, or to declare dividends to holders of our ADSs, except that Melco Resorts Macau must notify the Chief Executive of Macau five business days in advance of any decision related to dividend distribution in an amount greater than MOP500 million (equivalent to approximately US$62.5 million), seek Macau government consent to grant or receive any loan in the amount of MOP100 million (equivalent to approximately US$12.5 million) and our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries and authorization is required in the Philippines for inward and outward transfers of Philippine pesos above a certain amount. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

As of December 31, 2024, we had capital commitments mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams and Sri Lanka Casino totaling US$101.9 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 21 to the consolidated financial statements included elsewhere in this annual report.

Our total long-term indebtedness and other contractual obligations as of December 31, 2024 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2029 Senior Notes	$—	$—	$1,150.0	$—	$1,150.0
2029 Studio City Notes	—	—	1,100.0	—	1,100.0
2025 Senior Notes	1,000.0	—	—	—	1,000.0
2028 Senior Notes	—	—	850.0	—	850.0
2032 Senior Notes	—	—	—	750.0	750.0
2027 Senior Notes	—	600.0	—	—	600.0
2026 Senior Notes	—	500.0	—	—	500.0
2028 Studio City Notes	—	—	500.0	—	500.0
2027 Studio City Notes	—	350.0	—	—	350.0
2025 Studio City Notes	221.6	—	—	—	221.6
2020 Credit Facilities	—	158.4	—	—	158.4
2015 Credit Facilities	—	0.1	—	—	0.1
2021 Studio City Senior Secured Credit Facility	—	—	0.1	—	0.1
Fixed interest payments	368.2	599.0	319.2	131.4	1,417.8
Variable interest payments(2)	8.6	11.4	—	—	20.0
Finance leases(3)	35.8	71.6	71.6	126.4	305.4
Operating leases(3)	19.5	32.6	30.5	170.4	253.0
Construction costs and property and equipment retention payables	8.2	6.1	—	—	14.3
Other contractual commitments:
Construction costs and property and equipment acquisition commitments	101.5	0.4	—	—	101.9
Gaming concession premium and license fee(4)	25.5	50.7	50.7	182.9	309.8
Reversion Assets payments(5)	7.7	48.2	48.2	72.4	176.5

Total contractual obligations	$1,796.6	$2,428.5	$4,120.3	$1,433.5	$9,778.9

(1)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)

Amounts for all periods represent our estimated interest payments on our debt facilities based upon amounts outstanding and HIBOR as at December 31, 2024 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(3)	See note 12 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

(4)

Represents i) annual premium with a fixed portion and a variable portion based on the number and type of gaming tables and machines that Melco Resorts Macau is currently approved to operate by the Macau government for our gaming concession in Macau; and ii) fixed license fee for the Cyprus License. The gaming tax for our gaming concession in Macau, the Cyprus License and the license fee for the Philippine License as disclosed in note 21(b) to the consolidated financial statements included elsewhere in this annual report are not included in this table as the amount is variable in nature.

(5)

The gaming and gaming support areas of the Altira Casino, City of Dreams Casino and Studio City Casino with an area of 17,128.8 square meters, 31,227.3 square meters and 28,784.3 square meters, respectively, and related gaming equipment and utensils (collectively referred to as the “Reversion Assets”) are currently owned by the Macau government. Effective January 1, 2023, the Macau government has transferred the Reversion Assets to us for usage in our operations during the duration of the Concession Contract for a fee of MOP750.00 (equivalent to approximately US$94) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$313) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

(6)

In addition to amounts included in the table above, in connection with the Concession Contract, Melco Resorts Macau committed to an overall investment of MOP11,823.7 million (equivalent to approximately US$1.48 billion) and incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$250.5 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to approximately US$22.51 billion). As Macau’s annual gross gaming revenue exceeded MOP180.0 billion (equivalent to approximately US$22.51 billion) in 2023, the Incremental Investment Trigger was reached and, the non-gaming investment to be carried out was increased by MOP2,003.0 million (equivalent to approximately US$250.5 million) to MOP12.01 billion (equivalent to approximately US$1.50 billion), with the overall investment amount increased to MOP13,826.7 million (equivalent to approximately US$1.73 billion) to be carried out by December 2032. As of December 31, 2024, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP3,341.5 million (equivalent to US$417.9 million).

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

Each of Melco Resorts Macau and Studio City Company has a corporate rating of “BB-” and “B+” with a stable outlook by Standard & Poor’s, respectively, and each of Melco Resorts Finance and Studio City Finance has a corporate rating of “Ba3” and “B1” with a stable outlook by Moody’s Investors Service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

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

In addition, we also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain trademarks and trade names and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. For other intellectual property that we owned, see “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D. TREND INFORMATION

The following trends and uncertainties may affect our operations and financial conditions:

•

Policies and campaigns implemented by the mainland China government, including restrictions on travel, anti-corruption campaigns, monitoring of cross-border currency movement and adoption of measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, scrutiny of marketing activities in mainland China or measures taken by the mainland China government, including criminalization of certain conduct, to deter marketing of gaming activities to mainland China residents by foreign casinos, as well as any slowdown of economic growth in mainland China, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

•	Policies and legislation implemented by the Macau government, including interpretations thereof, such as those relating to travel and visa policies;

•	The gaming and leisure market in Macau and the Philippines are developing and the competitive landscapes are expected to evolve as more gaming and non-gaming facilities are developed in the regions where our properties are located. More supply of such facilities in the Cotai region of Macau and in Entertainment City of the Philippines will intensify the competition in the business that we operate. Our business in Cyprus operates in a relatively new gaming market and the market landscape is expected to be more volatile and unpredictable;

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

•

Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal data, including, among others, collection, use and/or transmission of personal data, and as to which there may be limited precedence on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance with such laws may result in damage of our reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data; and

•

Increases in cybersecurity and ransomware attacks around the world, including in the gaming and hospitality industries, and the need to continually evaluate, enhance and improve our internal process, systems and technology infrastructure to comply with the increasing cybersecurity, data privacy and data protection laws, regulations and requirements.

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

Property and Equipment

As of December 31, 2024 and 2023, we had net property and equipment of US$5.27 billion and US$5.53 billion, representing 66.0% and 66.4% of our total assets respectively. Property and equipment are stated at cost, net of accumulated depreciation and amortization, and accumulated impairment, if any. We depreciate property and equipment on a straight-line basis over their estimated useful lives. The useful lives are estimated based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed. Refer to note 2(j) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the property and equipment.

Impairment of Long-lived assets, Intangible assets and Goodwill

We evaluate our property and equipment and other long-lived assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we first group our assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the “asset group”). Secondly, we estimate the undiscounted future cash flows over the remaining useful life of the primary asset within the asset group which involves significant assumptions, including future revenue growth rates and cost inflation. The future cash flows are derived based on management historical experience and market condition which are consistent with our budget and strategic plan. If the sum of undiscounted cash flows exceeds the carrying value, no impairment is indicated. If the sum of undiscounted cash flows does not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model involving significant assumptions, such as discount rates. If an asset is still under development, future cash flows include remaining construction costs. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the recoverability of our asset groups.

We review the carrying value of goodwill and intangible assets with indefinite useful lives for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and intangible assets with indefinite useful lives as at December 31, 2024 and 2023 was associated with Mocha Clubs, a reporting unit, which arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our Company in 2006. When performing the impairment analysis for goodwill and intangible assets with indefinite lives, we will first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative factors indicate that the carrying amount of the reporting unit is more likely than not to exceed the fair value, then a quantitative impairment test is performed. No impairment of goodwill was recognized during the years ended December 31, 2024, 2023 and 2022.

To perform quantitative impairment test of goodwill, we perform an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. If the carrying value of the reporting unit exceeds its fair value, we will recognize an impairment for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. We determine the fair value of our reporting unit based on income approach through the application of discounted cash flow method. The future cash flows of the reporting unit involve significant assumptions, including future revenue growth rates and cost inflation. The future cash flows are derived based on management historical experience and market condition which are consistent with our budget and strategic plan. For the impairment test of Mocha Clubs as a reporting unit, the rates used to discount the cash flow are 10.5% and 11.7% for the years ended December 31, 2024 and 2023 respectively. To perform quantitative impairment test of the trademarks of Mocha Clubs, discounted cash flow approach is adopted which is based on relief-from-royalty method. If the fair value of an indefinite-lived intangible asset is less than its carrying amount, an impairment loss is recognized equal to the difference. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of the reporting unit and trademarks.

During the year ended December 31, 2023, with the market value of Altira Macau significantly decreased as a result of a change in its forecasted performance given the latest market conditions and lingering disruptions to the business caused by COVID-19 and our earlier cessation of arrangements with gaming promoters in Macau, we recognized an impairment of long-lived assets in relation to Altira Macau of US$207.6 million. Such amount included the impairment of Altira Macau’s property and equipment of US$110.0 million, and the full impairment of the finite-lived intangible assets, land use rights and operating lease right-of-use assets for Altira Macau of US$30.4 million, US$65.2 million and US$2.0 million, respectively. During the year ended December 31, 2024, the performance of Altira Macau had not improved and a further impairment of long-lived assets of US$3.3 million was recognized which included impairment of Altira Macau’s property and equipment of US$3.1 million and the full impairment of the finite-lived intangible assets for Altira Macau of US$0.2 million. The fair values of the long-lived assets of Altira Macau were estimated based on a combination of income and cost approaches and the discount rates adopted in income approach for the years ended December 31, 2024 and 2023 were 12.6% and 12.3% respectively.

During the year ended December 31, 2022, an impairment of long-lived assets of US$3.6 million represents the impairment of property and equipment which related to a significant decrease in the market value of an aircraft.

Allowances for credit losses

Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of casino accounts receivable. We issue credit in the form of markers to approved casino customers following review of creditworthiness. Credit is/can be also given to gaming promoters in the Philippines and Cyprus. These receivables can be offset against commissions payable and any other value items held by us to the respective customers and gaming promoters for which we intend to set off when required.

As of December 31, 2024 and 2023, a substantial portion of our markers were due from customers and gaming promoters residing in various countries. Business and economic conditions, the legal enforceability of gaming debts, foreign currency control measures or other significant events in these countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

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

As of December 31, 2024 and 2023, the Company’s allowances for casino credit losses were 48.2% and 64.4% of gross casino accounts receivable, respectively. As of December 31, 2024, a 100 basis-point change in the estimated allowances for credit losses as a percentage of casino receivables would change the allowances for credit losses by approximately US$2.7 million.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2024 and 2023, we recorded valuation allowances of US$477.8 million and US$374.6 million, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Litigation and Contingency Estimates

We are subject to certain legal proceedings which relate to matters arising out of the Company’s ordinary course of business. We estimate the accruals for the claims of these legal proceedings based on all relevant facts and circumstances currently available and will recognize these claims as liabilities when it is determined such contingencies are both probable and reasonably estimable.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	48	Chairman, chief executive officer and director
Clarence Yuk Man Chung	62	Director
Evan Andrew Winkler	50	President and director
Alec Yiu Wa Tsui	75	Independent non-executive director, chair of the nomination and corporate governance committee and a member of each of the audit and risk committee and the compensation committee
Thomas Jefferson Wu	52	Independent non-executive director, chair of the compensation committee and a member of each of the audit and risk committee and the nomination and corporate governance committee
John William Crawford	82	Independent non-executive director, chair of the audit and risk committee and a member of each of the nomination and corporate governance committee and the compensation committee
Francesca Galante	49	Independent non-executive director and a member of each of the audit and risk committee, the nomination and corporate governance committee and the compensation committee
Geoffrey Stuart Davis	56	Executive vice president and chief financial officer
Graham Paul Winter	60	Executive vice president and chief legal officer
Akiko Takahashi	71	Executive vice president and chief of staff to Chairman and chief executive officer

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

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in Hong Kong, Macau and mainland China. He is a member of the advisory committee of the All-China Federation of Industry and Commerce; a member of the Macau Basic Law Promotion Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; a member of the Asia International Leadership Council; honorary advisor of Global Tourism Economy Research Centre; permanent honorary committee member of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of the Macau Research Association for Macau Gaming Law; honorary president of the Association of Property Agents and Real Estate Developers of Macau and a director executive of the Macao Chinese General Chamber of Commerce.

In 2017, Mr. Ho was awarded the Medal of Merit-Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

In recognition of Mr. Ho’s directorship and entrepreneurial spirit, he was granted the Business Awards of Macau’s “Leadership Gold Award” in 2015 and honored with “Outstanding Individual Award” at the Industry Community Awards in 2020. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for nine years since 2012, and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the 13th year in 2024.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. Clarence Yuk Man Chung was appointed as our director on November 21, 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. In addition, Mr. Chung has been the chairman and president of MRP since December 2012, a director of SCI since October 2018 and has also been appointed as a director of certain of Melco International’s subsidiaries and our subsidiaries incorporated in various jurisdictions. Before joining Melco International, Mr. Chung had been in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years by Inside Asian Gaming magazine. Mr. Chung is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology.

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

Before joining Melco International, Mr. Winkler served as a managing director at Moelis & Company, a global investment bank. Prior to that, he was a managing director and co-head of technology, media and telecommunications M&A at UBS Investment Bank. Mr. Winkler has extensive experience in providing senior level advisory services on mergers and acquisitions and other corporate finance initiatives, having spent nearly two decades working on Wall Street. He holds a bachelor’s degree in Economics from the University of Chicago.

Mr. Alec Yiu Wa Tsui was appointed as an independent non-executive director on December 18, 2006. Mr. Tsui is the chairman of our nominating and corporate governance committee and a member of our audit and risk committee and compensation committee. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the HKSE in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. During his tenure at the HKSE, Mr. Tsui was in charge of the finance and accounting functions. Mr. Tsui was the chairman of the Hong Kong Securities Institute from 2001 to 2004 and a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of China Blue Chemical Limited from April 2006 to June 2012, China Chengtong Development Group Limited from March 2003 to November 2013, China Power International Development Limited from March 2004 to December 2016 and China Oilfield Services Limited from June 2009 to June 2015, all of which are listed on the HKSE. Mr. Tsui has been a director of Industrial and

Commercial Bank of China (Asia) Limited since August 2000. Mr. Tsui is also an independent non-executive director of a number of companies listed on the HKSE and Nasdaq, including COSCO Shipping International (Hong Kong) Co., Ltd. since 2004, Pacific Online Limited since 2007, ATA Creativity Global since 2008, Hua Medicine since September 2018, Brii Biosciences Limited since July 2021, Summit Ascent Holdings Limited from March 2011 to September 2018, Kangda International Environmental Company Limited from July 2014 to April 2019 and DTXS Silk Road Investment Holdings Company Limited from December 2015 to May 2020. In addition, due to his long experience as an executive supervising finance and accounting functions, and extensive knowledge and expertise in internal controls and procedures for financial reporting and other matters performed by audit committees in general, Mr. Tsui also serves as a member of the audit committee on several of the companies on which he serves as a director.

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

Mr. Wu is active in public service in both Hong Kong and mainland China. Mr. Wu serves in a number of advisory roles at different levels of government. In mainland China, Mr. Wu is a member of the 13th to 14th National Committee of the Chinese People’s Political Consultative Conference and the 10th to 13th Heilongjiang Provincial Committee of the Chinese People’s Political Consultative Conference and was a Standing Committee member and a member of the Guangzhou Municipality Huadu District Committee of the Chinese People’s Political Consultative Conference, among other public service capacities.

In Hong Kong, Mr. Wu’s major public service appointments include being a member of the Major Sports Events Committee of the Culture, Sports and Tourism Bureau of the Hong Kong Special Administrative Region Government (the “HKSARG”), a Vice Patron of the Community Chest of Hong Kong, a deputy director of Economic Affairs Committee and a member of Friends of Hong Kong Association Limited as well as Honorary Advisor of the Hong Kong Army Cadets Association. Mr. Wu is also the Convenor of the Hong Kong-ASEAN Foundation Advisory Council and a member of the Business School Advisory Council of The Hong Kong University of Science and Technology. Previously, Mr. Wu was a council member of The Hong Kong Polytechnic University and the Hong Kong Baptist University, a member of the Court of The Hong Kong University of Science and Technology, a board member of the Asian Youth Orchestra, a member of the standing committee on Disciplined Services Salaries and Conditions of Service, a member of the Hong Kong Tourism

Board of the HKSARG, a board member of The Airport Authority Hong Kong of the HKSARG, a member of the Energy Advisory Committee of the Environment Bureau of the HKSARG and a member of the Committee on Real Estate Investment Trusts of Securities and Futures Commission.

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

Mr. John William Crawford JP was appointed as an independent non-executive director on January 12, 2017. Mr. Crawford was a member of our audit and risk committee up until March 21, 2018 when he became its chairman. He is also a member of our compensation committee and nominating and corporate governance committee. Mr. Crawford became an independent non-executive director of Melco International on September 13, 2019 and serves as the chairman of its audit committee and is a member of its nomination and corporate governance committee and its remuneration committee. Mr. Crawford has been the managing director of International Quality Education Limited since 2002 and he was a founding partner of Ernst & Young, Hong Kong, where he acted as engagement or review partner for many public companies and banks during his 25 years in public accounting and was the chairman of the audit division and the vice chairman of the Hong Kong office of the firm prior to retiring in 1997. He has extensive knowledge of accounting issues from his experience as the managing audit partner of this major international accounting firm and also has extensive operational knowledge as a result of his consulting experience.

Mr. Crawford has served as an independent non-executive director and chairman of the audit committee of Regal Portfolio Management Limited of Regal REIT since November 2006 and chairman of its Disclosure Committee since March 2010, and as an independent non-executive director of Entertainment Gaming Asia Inc. since November 2007 up until his resignation on July 3, 2017. In November 2011, Mr. Crawford was appointed as a member of the conflicts committee of our subsidiary SCI and resigned from this position on January 10, 2017. He previously served as an independent non-executive director and chairman of the audit committee of other companies publicly listed in Hong Kong, the most recent of which was E-Kong Group Limited until June 8, 2015.

Mr. Crawford has been deeply involved in the education sector in Asia, including setting up international schools and providing consulting services. He was a member and a governor for many years of the Canadian International School of Hong Kong and through International Quality Education Limited remains active in the start-up, overseeing and consulting for other similar pre-university schools, including the development of five kindergartens to Grade 12 schools in Asia. Additionally, Mr. Crawford is involved in various charitable and/or community activities and was a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors. In 1997, Mr. Crawford was appointed a Justice of the Peace in Hong Kong. He is a member of the Hong Kong Institute of Certified Public Accountants, a member of the Chartered Professional Accountants of Ontario and a member of the Canadian Institute of Chartered Accountants.

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

Mr. Graham Paul Winter is our executive vice president and chief legal officer. He was appointed to his current role in December 2023. Prior to joining us, Mr. Winter was a partner of an international law firm in Hong Kong where he was co-chair of the firm’s Betting & Gaming practice group. Prior to that, he was a senior corporate partner in the Hong Kong office of another large international law firm. Mr. Winter holds law degrees from the University of Oxford and Brunel University, and is admitted as a solicitor in England and Wales and Hong Kong.

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

Management Structure

Mr. Ho, our chairman and chief executive officer, is responsible for the day-to-day operational leadership of our Company. Our management structure includes an executive committee which is composed of our executive officers and other senior executives including property presidents, executive vice presidents and other business unit leaders and is responsible for formulating business strategies and considering day-to-day operational matters. Mr. Evan Andrew Winkler, a board member and President of the Company, is responsible for the Company’s day-to-day operational matters globally and the Company’s operational departments, property presidents and other business unit leaders report directly to Mr. Winkler while our executive officers and a few other senior executives, together with Mr. Winkler himself, report directly to Mr. Ho.

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers receive compensation in the form of salaries, discretionary bonuses, equity awards, contributions to pension schemes and other benefits. The aggregate amount of compensation paid, and benefits in kind granted, including contingent or deferred compensation accrued for the year, to all the directors and executive officers of our Company as a group by our Company and its subsidiaries, amounted to approximately US$30.6 million for the year ended December 31, 2024.

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

Equity Awards

On April 3, 2024, we granted 4,621,653 restricted shares pursuant to our 2021 Share Incentive Plan to directors and executive officers of our Company. The grant date fair value of the restricted shares granted (closing price of the grant date) was US$2.52 per share. Such grantees will receive ordinary shares upon vesting of restricted shares at par value.

On April 3, 2024, we granted share options to acquire 1,540,134 of our ordinary shares pursuant to our 2021 Share Incentive Plan to a director and an executive officer of our Company with an exercise price of US$2.52 per share. The options expire ten years from the date of grant.

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

A total of 5,912,547 restricted shares and 2,486,241 New Options were granted under the program. Out of such restricted shares and New Options granted under the program, 5,643,345 restricted shares and 2,486,241 New Options vested as of December 31, 2024, of which 2,119,290 restricted shares and 790,470 New Options were those granted to a director and executive officers. The exercise price and expiration date of the New Options are US$7.40 per ADS and April 5, 2032, respectively.

Pension, Retirement or Similar Benefits

For the year ended December 31, 2024, we set aside or accrued approximately US$0.5 million to provide pension, retirement or similar benefits to our senior executive officers. Our directors, other than Mr. Lawrence Ho who participates in his capacity as our chief executive officer, do not participate in such schemes.

C. BOARD PRACTICES

Composition of Board of Directors

Our board consists of seven directors, including three directors nominated by Melco International and four independent directors. Nasdaq Stock Market Rule 5605(b)(1) generally requires that a majority of an issuer’s board of directors must consist of independent directors. However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers (Singapore) Limited Liability Partnership, our Cayman Islands counsel, has provided a letter to Nasdaq certifying that under the Companies Act (as amended) of the Cayman Islands, we are not required to have a majority of independent directors serving on our board. Since September 5, 2018, we have had a majority of independent directors serving on our board. Prior to that, we relied on this “home country practice” exception.

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

D. EMPLOYEES

Employees

We had 21,784, 20,209 and 16,908 employees as of December 31, 2024, 2023 and 2022, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2024, 2023 and 2022. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals, and are subject to review from time to time.

	As of December 31,
	2024		2023		2022
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs(1)	548	2.5%	577	2.9%	550	3.3%
Altira Macau	968	4.4%	959	4.7%	1,052	6.2%
City of Dreams	8,241	37.8%	7,411	36.7%	6,529	38.6%
Corporate and centralized services(2)	569	2.6%	540	2.7%	520	3.1%
Studio City	5,848	26.8%	5,286	26.2%	3,571	21.1%
City of Dreams Manila	3,947	18.1%	3,699	18.3%	3,713	22.0%
City of Dreams Mediterranean and the Cyprus Casinos	1,650	7.6%	1,737	8.6%	973	5.8%
Sri Lanka	13	0.1%	—	—	—	—

Total	21,784	100.0%	20,209	100.0%	16,908	100.0%

(1)	For the purposes of this table, figures include employees at Grand Dragon Casino described under “Item 4. Information on the Company — B. Business Overview — Our Land and Premises — Mocha Clubs.”

(2)	For the purposes of this table, figures as of December 31, 2022 include employees at our ski resort in Nagano, Japan (disposed in late December 2022).

Other than the rank-and-file employees of the (a) Table Games Division and (b) Gaming Technology Services Department of City of Dreams Manila, none of our employees are members of any other certified labor union; and except for the collective bargaining agreement with the Table Games Division of City of Dreams Manila, we are not a party to any other collective bargaining or similar agreement with our employees. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — The success of our business depends on our ability to attract and retain an adequate number of qualified personnel. A limited labor supply, increased competition and any increase in demands from our employees could cause labor costs to increase.”

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

E. SHARE OWNERSHIP

Share Ownership of Directors and Members of Senior Management

The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of March 15, 2025.

Name	Number of ordinary shares		Approximate percentage of shareholding(1)
Lawrence Yau Lung Ho	710,691,045	(2)(3)	55.67%
Clarence Yuk Man Chung	*		*
Evan Andrew Winkler	*		*
Alec Yiu Wa Tsui	*		*
Thomas Jefferson Wu	*		*
John William Crawford	*		*
Francesca Galante	*		*
Geoffrey Stuart Davis	*		*
Graham Paul Winter	*		*
Akiko Takahashi	*		*
Directors and executive officers as a group	720,024,371		56.40%

*	The options, restricted shares and our shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

(1)

Percentage of beneficial ownership of each director and executive officer is based on: (i) 1,276,540,382 ordinary shares of our Company outstanding as of March 15, 2025, (ii) the number of ordinary shares of underlying options that have vested or will vest within 60 days after March 15, 2025 and (iii) the number of restricted shares that will vest within 60 days after March 15, 2025, each as held by such person as of that date.

(2)

Represents 687,360,906 ordinary shares which may be deemed to be beneficially owned by Melco Leisure, a company wholly owned by Melco International, a Hong Kong company listed on the HKSE. Mr. Lawrence Ho is taken to have interest in these shares as a result of his interest in approximately 61.44% of the total issued shares of Melco International by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Please see “Item 7. Major Shareholders and Related Party Transactions” for more details. As of March 15, 2025, 667,360,904 of these ordinary shares have been pledged by Melco Leisure in connection with a US$1 billion, 5-year credit facility entered into in June 2021 by, among others, Melco International and Melco Leisure.

(3)

Also includes (i) 9,934,422 ordinary shares held by Black Spade Capital Limited, which in turn is held by companies owned by a trust associated with Mr. Lawrence Ho; (ii) 10,514,442 ordinary shares personally held by Mr. Lawrence Ho (among which, 9,612,837 are vested restricted shares under the 2011 Share Incentive Plan and the 2021 Share Incentive Plan held by Mr. Lawrence Ho as of March 15, 2025); and (iii) 2,881,275 restricted shares that will vest from 60 days of March 15, 2025 held by Mr. Lawrence Ho. The following table summarizes, as of March 15, 2025, the unvested restricted shares (including 2,881,275 restricted shares that will vest from 60 days of March 15, 2025) held by Mr. Lawrence Ho:

Name	Type of awards	Grant date	Fair value of restricted shares at grant date per share (US$)	Number of shares outstanding
Lawrence Yau Lung Ho	Restricted shares	April 6, 2022	2.4667	1,347,312
	Restricted shares	April 5, 2023	4.1267	1,163,166
	Restricted shares	April 3, 2024	2.5200	2,857,140
			Total	5,367,618

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

Under the share purchase and award program, eligible employees could elect to use a portion of his or her base salary during the term of the program, which runs from July 2021 to June 2022, to purchase and receive a grant of restricted shares under our 2011 share incentive plan, with an aggregate value equal to 200% of the amount of base salary so applied as at the grant date. The maximum amount of restricted shares which may be issued under the share purchase and award program represents less than 0.50% of our total issued and outstanding shares as of the date of the adoption of the program. As of December 31, 2024, a total of 6,084,312 restricted shares had been granted to employees under the program, out of which 5,798,826 restricted shares had become vested.

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

2011 Share Incentive Plan

We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2011 Share Incentive Plan was conditionally approved by our shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our shares on the HKSE on December 7, 2011. Amendments to the 2011 Share Incentive Plan were approved by our shareholders on May 20, 2015 and on December 7, 2016. The amendments to our 2011 Share Incentive Plan approved by our shareholders on December 7, 2016 were to, among other things, include provisions relating to share option schemes required by the Rules Governing the Listing of Securities on the HKSE following the consolidation of the financial results of our Company in the financial statements of Melco International as a result of our repurchase of 155,000,000 ordinary shares of our Company (equivalent to 51,666,666 ADSs) from Crown Asia Investments Pty, Ltd. and the subsequent cancelation of such shares and with certain changes in the composition of our board of directors in May 2016. Such provisions in our 2011 Share Incentive Plan required by the HKSE rules have automatically lapsed as the requirements under the HKSE rules are not presently applicable to us. As of December 31, 2024, we have granted (i) share options to subscribe for a total of 44,115,885 shares and (ii) restricted shares in respect of a total of 37,042,344 shares pursuant to the 2011 Share Incentive Plan.

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

2021 Share Incentive Plan

We adopted the 2021 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2021 Share Incentive Plan was approved by the shareholders of Melco International at its annual general meeting held on June 4, 2021 and became effective on December 6, 2021. The 2021 Share Incentive Plan succeeds the 2011 Share Incentive Plan. Amendments to the 2021 Share Incentive Plan were approved by our Board on May 6, 2024 and the shareholders of Melco International at its annual general meeting held on June 13, 2024 and became effective on June 13, 2024. The amendments were made to bring our 2021 Share Incentive Plan in line with the amended Chapter 17 of the Rules Governing the Listing of Securities on the HKSE. As of December 31, 2024, we have granted (i) share options to subscribe for a total of 7,334,973 shares and (ii) restricted shares in respect of a total of 48,760,029 shares pursuant to the 2021 Share Incentive Plan.

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

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of March 15, 2025 by all persons who are known to us to be the beneficial owners of 5% or more of our issued share capital.

	Ordinary shares beneficially owned (1)
Name	Number	%
Lawrence Yau Lung Ho (2)(3)	710,691,045	55.67
ARGA Investment Management, LP, et al.(4)	86,275,437	6.76
EuroPacific Growth Fund (5)	81,804,750	6.41

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)

The address of Melco Leisure is c/o 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. The address of Mr. Lawrence Ho and Melco International is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco International is listed on the Main Board of the HKSE.

(3)

Comprised of (i) 9,934,422 ordinary shares held by Black Spade Capital Limited, which in turn is held by companies owned by a trust associated with Mr. Lawrence Ho; (ii) 10,514,442 ordinary shares personally held by Mr. Lawrence Ho (among which, 9,612,837 are vested restricted shares under the 2011 Share Incentive Plan and the 2021 Share Incentive Plan held by Mr. Lawrence Ho as of March 15, 2025); (iii) 2,881,275 restricted shares that will vest from 60 days of March 15, 2025 held by Mr. Lawrence Ho; and (iv) 687,360,906 ordinary shares owned of record by Melco Leisure. Melco Leisure is a wholly-owned subsidiary of Melco International. As of March 15, 2025, Mr. Lawrence Ho, our chairman, chief executive officer and director as well as the chairman, chief executive officer and executive director of Melco International, personally holds 24,054,574 ordinary shares of Melco International, representing approximately 1.59% of the total issued shares of Melco International. In addition, Mr. Ho is deemed to be interested in the 301,368,606 ordinary shares of Melco International held by Better Joy Overseas Ltd., 122,243,024 ordinary shares of Melco International held by Lasting Legend Ltd., 73,590,345 ordinary shares of Melco International held by Mighty Dragon Developments Limited, 91,445,132 ordinary shares of Melco International held by Black Spade Capital Limited and 1,566,000 ordinary shares of Melco International held by Maple Peak Investments Inc., representing approximately 19.87%, 8.06%, 4.85%, 6.03% and 0.10% of the total issued shares of Melco International, all of which are companies owned or controlled by the persons and/or trusts associated with Mr. Ho. In addition, Mr. Ho is also deemed to have interests in the 717,000 ordinary shares of Melco International held by Lucky Life Limited and 312,666,187 ordinary shares of Melco International held by L3G Holdings Inc., representing an aggregate of approximately 20.66% of the total issued shares of Melco International, by virtue of him being one of the beneficiaries of discretionary family trusts for the purpose of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Each of Lucky Life Limited and L3G Holdings Inc. is a company controlled by a discretionary family trust with beneficiaries including Mr. Ho and his family members. Moreover, Ms. Lo Sau Yan, Sharen, the spouse of Mr. Ho, personally holds 4,212,102 ordinary shares of Melco International, representing 0.28% of the total issued shares of Melco International. Therefore, we believe that Mr. Ho holds an aggregate of 931,862,970 ordinary shares of Melco International, representing approximately 61.44% of the total issued shares of Melco International, including his personal interest, interests of the companies which are owned or controlled by the persons and/or trusts associated with him, interest of his spouse and interests of trusts in which he is one of the beneficiaries and is taken to have interest under the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). As of March 15, 2025, 667,360,904 of the ordinary shares owned of record by Melco Leisure have been pledged in connection with a US$1 billion, 5-year credit facility entered into in June 2021 by, among others, Melco International and Melco Leisure.

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

Other than as provided in the table above, reports filed with or furnished to the SEC, public disclosure, including without limitation Schedule 13 filings, and this Annual Report, we are not aware of any significant change in the percentage ownership held by any major shareholder since January 1, 2022.

As of December 31, 2024, a total of 1,276,540,382 ordinary shares were outstanding, of which 581,077,499 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

None of our shareholders will have different voting rights from other shareholders after the filing of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.

B. RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2024, 2023 and 2022, see note 22 to the consolidated financial statements included elsewhere in this annual report.

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

Subsidiaries incorporated in Macau are required to set aside a minimum between 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to between 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors or administration of the relevant subsidiaries. Melco Resorts Macau must notify the Chief Executive of Macau five business days in advance of any decision related to dividend distribution in an amount greater than MOP500 million (equivalent to approximately US$62.5 million).

Our 2015 Credit Facilities, Studio City Notes, 2021 Studio City Senior Secured Credit Facility, 2024 Studio City Senior Secured Credit Facility and other indebtedness we may incur contain, or may be expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs — We cannot assure you that we will make dividend payments in the future.”

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

Virtually all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines, Cyprus and Sri Lanka. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A very significant portion of the assets of these persons are located outside the United States. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, together with cost and time constraints, it may be difficult for you to effect service of process within the United States upon these persons. In particular, while none of our directors or officers spend a significant amount of time physically located in mainland China, all of our directors and officers, other than Ms. Galante, spend a significant amount of time physically located in Hong Kong and/or Macau, and it could be more difficult to enforce liabilities and judgments on those individuals. For the same reasons, it may also be difficult for you to enforce in the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Sri Lanka courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against our Company and our officers and directors, most of whom are not residents in the United States and the substantial portion of whose assets are located outside of the United States.

In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Sri Lanka would recognize or enforce judgments of U.S. courts against our Company or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. For instance, judgments of United States courts may not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim (but not otherwise), the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. Similarly, the judgment of United States courts may not be directly enforced in Macau. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Macau and the United States. However, Macau’s civil procedure law permits an action to be brought to the Macau Second Instance Court for the recognition of a judgment obtained in a foreign jurisdiction. That is to say, upon recognition, a foreign judgment itself would be treated by the courts of Macau as a cause of action in itself so that no retrial of the issues would be necessary. In an action for recognition of a foreign judgment in Macau, the recognition is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is not in respect of taxes, fines, penalties, or similar fiscal or tax revenue obligations, the proceedings in which the judgment was obtained were not contrary to natural justice, the enforcement of the judgment is not contrary to public policy of Macau, and interest charged to the debtor does not breach usury laws. Such a judgment must be for a definite sum and must also come from a “competent” court as determined by the private international law rules applied by the Macau courts. The defenses that are available to a defendant in an action brought for the recognition of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, inobservance of due process, improper service of process to the defendant, and contrary to public policy. However, a separate legal action for enforcement of the foreign judgment must be commenced in Macau in order to recover a debt from the judgment debtor, in case the debtor does not make voluntary payment of its debt upon recognition of the foreign judgment by the Courts in Macau.

Furthermore, it is uncertain whether such Cayman Islands, Macau, Hong Kong, Singapore, Philippines, Cyprus or Sri Lanka courts would be competent to hear original actions brought in the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Sri Lanka against us or such persons predicated upon the securities laws of the United States or any state. See “Item 3. Key Information — D Risk Factors — Risks Relating to Our Shares and ADSs — You may have difficulty enforcing judgments obtained against us.”

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

With regard to our operations in Cyprus, no foreign exchange controls exist and there is a free flow of capital into and out of Cyprus. There are no restrictions on remittances of Euros or any other currency from Cyprus to persons not resident in Cyprus for the purpose of paying dividends or otherwise. There are no restrictions on the import or export of local or foreign currency. However, amounts exceeding EUR10,000 (equivalent to approximately US$10,405 in cash (or its equivalent) or in gold must be declared at the Customs and Excise department desk at the control point through which the traveler enters or leaves the Republic of Cyprus.

With regard to our operations to commence in Sri Lanka, subject to prevalent foreign exchange regulations, international transactions necessitating a transfer of foreign exchange into or from Sri Lanka are generally permitted, subject to facilitating local banks assessing bona fides of the parties and the transaction. Individuals need to make a declaration to Sri Lanka Customs if they arrive to the country carrying an amount of foreign currency exceeding US$15,000 or depart the country carrying an amount exceeding US$10,000.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to this paragraph. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

Information with Respect to Foreign Financial Assets

U.S. holders that are individuals (and, to the extent provided in regulations, certain entities) that own “specified foreign financial assets,” including possibly the ADSs, with an aggregate value in excess of US$50,000 are generally required to file IRS Form 8938 with information regarding such assets. Depending on the circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions; (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities. If a U.S. holder is subject to this information reporting regime, the failure to timely file IRS Form 8938 may subject the U.S. holder to penalties. In addition to these requirements, U.S. holders may be required to annually file FinCEN Report 114, Report of Foreign Bank and Financial Accounts with the U.S. Department of Treasury. U.S. holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of the ADSs.

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

Nasdaq Stock Market Rule 5250(d)(1) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of our Company and its subsidiaries a reasonable period of time prior to our Company’s annual meeting of shareholders. We do not intend to provide copies. However, shareholders can request a copy, in physical or electronic form, from us or our ADR depositary bank, Deutsche

Bank. In addition, we intend to post our annual report on our website www.melco-resorts.com. Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers (Singapore) Limited Liability Partnership, our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under the Companies Act (as amended) of the Cayman Islands, we are not required to deliver annual reports to our shareholders prior to an annual general meeting.

I. SUBSIDIARY INFORMATION

Not applicable.

J. ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas, H.K. dollars, the Philippine pesos, the Euro and Sri Lankan rupees. In addition, a significant portion of our indebtedness, including the Melco Resorts Finance Notes, the Studio City Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a certain portion of our assets and liabilities denominated in the Philippine peso, the Euro and Sri Lankan rupees.

The value of the H.K. dollar, Pataca, the Philippine peso, the Euro and Sri Lankan rupee against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subject to fluctuations. Any significant fluctuations in exchange rates between the H.K. dollar, Pataca, the Philippine peso or the Euro to the U.S. dollar may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2024, in addition to H.K. dollars, Patacas and Philippine pesos, Euros and Sri Lankan rupees, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the year ended December 31, 2024. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 11 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2024.

Major currencies in which our cash and bank balances (including restricted cash) are held as of December 31, 2024 were the U.S. dollar, the H.K. dollar, the Philippine peso, the Euro and the Pataca. Based on the cash and bank balances as of December 31, 2024, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$11.0 million for the year ended December 31, 2024.

Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of December 31, 2024, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$1.6 million for the year ended December 31, 2024.

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

As of December 31, 2024, we are subject to fluctuations in HIBOR as a result of our 2015 Credit Facilities, 2020 Credit Facilities and 2021 Studio City Senior Secured Credit Facility. As of December 31, 2024, approximately 98% of our total indebtedness was based on fixed rates. Based on our December 31, 2024 indebtedness level, an assumed 100 basis point change in HIBOR would cause our annual interest cost to change by approximately US$1.6 million.

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

Fees and Other Payments Made by the Depositary to Us

In 2024, we received aggregate reimbursement of approximately US$7.3 million (after tax) from the depositary in connection with our ADS facility.

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

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2024, our Company’s internal control over financial reporting is effective based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Our Company’s independent registered public accounting firm’s report on the effectiveness of our internal control over financial reporting appears under “Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting” in their report appearing on pages F-5 to F-6 of this annual report on Form 20-F.

Changes in Internal Controls Over Financial Reporting

There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

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

Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The code of business conduct and ethics was last amended on December 3, 2024 to, among other things, highlight the precautionary measures in place when dealing with politically exposed persons. We have posted our current code of business conduct and ethics on our website at www.melco-resorts.com. We intend to disclose future amendments to certain provisions of the code of business conduct and ethics, and waivers thereof granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2024	2023
	(In thousands of US$)
Audit fees(1)	$2,342	$3,426
Audit-related fees(2)	362	1,235
Tax fees(3)	530	211
All other fees(4)	20	11

(1)	“Audit fees” means the aggregate fees in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” primarily include the aggregate fees for professional services provided in connection with issuance of senior notes by the Company and other assurance services.

(3)	“Tax fees” include the aggregate fees for tax consultations.

(4)	“All other fees” represent an annual charge for an online technical accounting research tool.

The policy of our audit and risk committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services.

For the years ended December 31, 2024 and 2023, none of the total audit-related, tax and all other fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, respectively.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about repurchases made by us and our affiliated purchasers in the fiscal year ended December 31, 2024.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program (1)	Maximum Dollar Value of Ordinary Shares that May Yet be Purchased Under Publicly Announced Program
		(US$)		(US$)
January 2024	—	—	33,903,363	411,860,697
February 2024	—	—	33,903,363	411,860,697
March 2024	—	—	33,903,363	411,860,697
April 2024	—	—	33,903,363	411,860,697
May 2024	—	—	33,903,363	411,860,697
June 2024	—	—	—	500,000,000
July 2024	46,872	1.89	46,872	499,911,282
August 2024	42,700,929	1.79	42,747,801	423,480,264

Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program (1)	Maximum Dollar Value of Ordinary Shares that May Yet be Purchased Under Publicly Announced Program
		(US$)		(US$)
September 2024	19,390,884	1.81	62,138,685	388,329,456
October 2024	—	—	62,138,685	388,329,456
November 2024	—	—	62,138,685	388,329,456
December 2024	—	—	62,138,685	388,329,456

Total	62,138,685	1.80	62,138,685	388,329,456

Notes:

(1)

For January to June 2024, represents the total number of ordinary shares purchased under our US$500 million share repurchase program that was effective for a three-year period commencing on June 2, 2021. For July 2024 to December 2024, represents the total number of ordinary shares purchased under our US$500 million share repurchase program that succeeded the previous repurchase program and is effective for a three-year period commencing on June 2, 2024 (the “2024 Share Repurchase Program”).

During the period from January 1, 2025 up to March 14, 2025, we repurchased 17,773,122 ordinary shares at an average price of approximately US$1.80 per ordinary share under the 2024 Share Repurchase Program. Following such repurchases, the maximum dollar value of ordinary shares that may yet be purchased under the 2024 Share Repurchase Program is approximately US$356.4 million.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

See our report on Form 6-K furnished to the SEC on June 7, 2024 regarding the change in our certifying accountant from Ernst & Young LLP, Singapore to Deloitte & Touche LLP, located in Singapore, which is incorporated herein by reference.

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

Furthermore, Nasdaq Stock Market Rule 5635(b) requires shareholder approval prior to the issuance of securities when a share option plan is to be established pursuant to which shares may be acquired by officers, directors, employees or consultants. We did not obtain such shareholder approval for our 2021 Share Incentive Plan or for amendments to such plan adopted in 2024.

Walkers (Singapore) Limited Liability Partnership, our Cayman Islands counsel, has provided letters to Nasdaq certifying that under the Companies Act (as amended) of the Cayman Islands, we are not required to: (i) have a majority of independent directors serving on our board; (ii) deliver annual reports to our shareholders prior to an annual general meeting; (iii) obtain shareholders’ approval prior to any issuance of our ordinary shares; or (iv) obtain shareholders’ approval in connection with the adoption of our 2021 Share Incentive Plan or for amendments to such plan adopted in 2024. The foregoing is subject to our memorandum and articles of association, as amended and restated from time to time.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES
Our board of directors has
adopted
insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other relevant persons reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of Nasdaq.
The Company’s Policy for the Prevention of Insider Trading is filed as Exhibit 11.1 to this annual report on Form
20-F.

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
Our cybersecurity risk management program includes:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

•	an information security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our information security controls;

•	cybersecurity awareness training of our directors, senior management, employees and incident response personnel;

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

•	a third-party risk management process for service providers, suppliers, and vendors, including oversight and identification of cybersecurity risks.
We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — Information technology and other systems that we depend on are subject to cybersecurity risks, including disruptions to systems and operations, misappropriation of customer information, other breaches of information security or other cybercrimes, as well as regulatory and other risks” and “— Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data

1
97

protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operation, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.”
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
Board members receive presentations on cybersecurity topics from our chief information security officer and external experts as part of the board’s continuing education on topics that impact public companies.
Our cybersecurity risk management team, including our chief information security officer, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our cybersecurity risk management team’s experience includes previous work experience in senior cybersecurity and risk management roles in various industries including financial services and technology. Our cybersecurity risk management team also holds multiple security credentials such as Certified Information Systems Auditor, Certified Information Systems Security Professional, Certified Information Security Manager, ISO Lead Auditor Practitioner, and Certified in Risk and Systems Information Control certifications as well as various technology certifications. The team also engages leading cybersecurity and forensic incident response external service providers to provide extensive capability to run, review, challenge and advise on operational enhancements, and provide incident response capability during an incident, as required.
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

1
98

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Melco Resorts & Entertainment Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association adopted on March 29, 2017 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among the Company, the depositary and the holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Deed of Variation and Amendment dated July 27, 2007 between our Company, Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.5	Form of Registration Rights Agreement among our Company, Melco Leisure and Entertainment Group Limited and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Amendment No. 1 and Joinder to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of February 9, 2017 (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.7	Amendment No. 2 to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of May 15, 2017 (incorporated by reference to Exhibit 2.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.8	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-33178), filed with the SEC on March 31, 2022)

Exhibit Number	Description of Document

2.9	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.10	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013 (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.11	Seventh Amendment in Respect of the Senior Facilities Agreement, dated June 19, 2015, between Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.45 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

2.12	Amendments, Waivers and Consent Request Letter, dated October 26, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.46 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

2.13	Supplemental Amendments, Waivers and Consent Request Letter, dated November 16, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.47 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

2.14	Amended and Restated Credit Agreement relating to Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility dated November 23, 2016 (incorporated by reference to Exhibit 99.7 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.15	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated March 15, 2021, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated by reference to Exhibit 2.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

Exhibit Number	Description of Document

2.16	Amendment and Restatement Agreement dated February 7, 2022 (in respect of the Intercreditor Agreement originally dated December 1, 2016) among Studio City Company Limited, the guarantors of the 7.000% senior secured notes due 2027, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others (incorporated by reference to Exhibit 2.26 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-33178), filed with the SEC on March 31, 2022)

2.17*	Amended and Restated Credit Agreement relating to the HK$233 million revolving credit facility and HK$1 million term loan facility dated November 29, 2024, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others

2.18	Senior Facilities Agreement, dated April 29, 2020, entered into between, among others, MCO Nominee One Limited, as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators regarding the 2020 Credit Facilities (incorporated by reference to Exhibit 2.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.19	Amendment and Restatement Agreement dated June 29, 2023 (in respect of the Senior Facilities Agreement originally dated April 29, 2020 regarding the 2020 Credit Facilities) among MCO Nominee One Limited, MCO Investments Limited, Melco Resorts Finance Limited, MCO International Limited, and Bank of China Limited, Macau Branch (incorporated by reference to Exhibit 2.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-33178), filed with the SEC on March 22, 2024)

2.20*	Second Amendment and Restatement Agreement dated April 8, 2024 (in respect of the Senior Facilities Agreement originally dated April 29, 2020 regarding the 2020 Credit Facilities) among MCO Nominee One Limited, MCO Investments Limited, Melco Resorts Finance Limited, MCO International Limited, and Bank of China Limited, Macau Branch

2.21	Indenture dated June 6, 2017 relating to Melco Resorts Finance Limited’s 4.875% 2025 Senior Notes (incorporated by reference to Exhibit 2.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.22	Indenture dated April 26, 2019 relating to Melco Resorts Finance Limited’s 5.250% 2026 Senior Notes (incorporated by reference to Exhibit 2.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-33178), filed with the SEC on March 31, 2020)

2.23	Indenture dated July 17, 2019 relating to Melco Resorts Finance Limited’s 5.625% 2027 Senior Notes (incorporated by reference to Exhibit 2.29 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-33178), filed with the SEC on March 31, 2020)

2.24	Indenture dated December 4, 2019 relating to Melco Resorts Finance Limited’s 5.375% 2029 Senior Notes (incorporated by reference to Exhibit 2.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-33178), filed with the SEC on March 31, 2020)

2.25	Indenture dated July 15, 2020 relating to Studio City Finance Limited’s 6.000% 2025 Studio City Notes (incorporated by reference to Exhibit 2.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.26	Indenture dated July 15, 2020 relating to Studio City Finance Limited’s 6.500% 2028 Studio City Notes (incorporated by reference to Exhibit 2.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

Exhibit Number	Description of Document

2.27	Indenture dated July 21, 2020 relating to Melco Resorts Finance Limited’s 5.750% 2028 Senior Notes (incorporated by reference to Exhibit 2.34 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.28	Indenture dated January 14, 2021 relating to Studio City Finance Limited’s 5.000% 2029 Studio City Notes (incorporated by reference to Exhibit 2.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.29	Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, as issuer, the guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-33178), filed with the SEC on March 31, 2022)

2.30	Supplemental Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent, and Deutsche Bank Trust Company Americas, as the trustee (incorporated by reference to Exhibit 2.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-33178), filed with the SEC on March 31, 2022)

2.31*	Credit Facilities Agreement, dated November 29, 2024, entered into between, among others, Studio City Investments Limited, as parent, Studio City Company Limited, as borrower, and Bank of China Limited, Macau Branch, as agent, and Industrial and Commercial Bank of China (Macau) Limited regarding the 2024 Studio City Senior Secured Credit Facility

2.32*	Guarantee by Studio City International Holdings Limited, dated November 29, 2024, in relation to the 2024 Studio City Senior Secured Credit Facility

2.33*	Indenture dated April 17, 2024 relating to Melco Resorts Finance Limited’s 7.625% 2032 Senior Notes.

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our Company and an executive officer (incorporated herein by reference to Exhibit 4.3 from our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-33178), filed with the SEC on March 31, 2022)

4.4	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

Exhibit Number	Description of Document

4.6	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation and MPHIL Holdings No. 2 Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.7	Contract of Lease, dated October 25, 2012, between Belle Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.8	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation, MPHIL Holdings No. 2 Corporation, MCO Projects Limited and Melco Property Development Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.9	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MPHIL Holdings No. 2 Corporation, MPHIL Holdings No. 1 Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.10	2011 Share Incentive Plan, as amended, approved at the extraordinary general meeting on December 7, 2016 (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

4.11	English Translation of the Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 100/2001 dated October 9, 2001, in relation to the Studio City land concession (incorporated by reference to Exhibit 10.19 from Studio City International’s registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.12	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 31/2012 dated July 19, 2012, in relation to the Studio City land concession (incorporated by reference to Exhibit 10.20 from Studio City International’s registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.13	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 92/2015 dated September 10, 2015, in relation to the Studio City land concession (incorporated by reference to Exhibit 10.21 from Studio City International’s registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.14	Amended and Restated Shareholders’ Agreement, entered into among MCO Cotai Investments Limited, New Cotai, LLC, the Company and SCI in relation to SCI (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No.001-33178), filed with the SEC on March 29, 2019)

Exhibit Number	Description of Document

4.15	Shareholders’ Agreement, dated July 31, 2019, between The Cyprus Phassouri (Zakaki) Limited, MCO Europe Holdings (NL) B.V., ICR Cyprus Holdings Limited and Melco Resorts & Entertainment Limited relating to ICR Cyprus Holdings Limited (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.16	Supplemental Agreement, dated March 22, 2021, to the Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MPHIL Holdings No. 2 Corporation, MPHIL Holdings No. 1 Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

4.17	Supplemental Agreement, dated March 22, 2021, to the Contract of Lease, dated October 25, 2012, between Belle Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

4.18	2021 Share Incentive Plan (as amended) (incorporated by reference to Exhibit 4.6 of post-effective amendment no. 1 to our registration statement on Form S-8 (File No. 333-261554), filed with the SEC on June 13, 2024)

4.19	English Translation of the Provisions of the Concession Contract (incorporated by reference to Exhibit 99.3 from our Current Report on Form 6-K (File No. 001-33178), furnished with the SEC on December 19, 2022)

4.20	Studio City Casino Agreement by and among Studio City Entertainment Limited and Melco Resorts (Macau) Limited, dated June 23, 2022 (incorporated by reference to Exhibit 4.19 from Studio City International’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-38699), filed with the SEC on March 31, 2023)

8.1*	List of Significant Subsidiaries

11.1*	Policy for the Prevention of Insider Trading

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Singapore) Limited Liability Partnership

15.2*	Consent of Deloitte & Touche LLP

15.3*	Consent of Ernst & Young LLP, Singapore

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No.001-33178), filed with the SEC on March 22, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

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

MELCO RESORTS & ENTERTAINMENT LIMITED

Date: March 21, 2025	By:	/s/ Lawrence Yau Lung Ho
Name: Lawrence Yau Lung Ho
Title: Chairman and Chief Executive Officer

MELCO RESORTS & ENTERTAINMENT LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 1046 and 1247)	F-2

Consolidated Balance Sheets as of December 31, 2024 and 2023	F- 7

Consolidated Statements of Operations for the Years Ended December 31, 2024, 2023 and 2022	F- 9

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2024, 2023 and 2022	F- 11

Consolidated Statements of (Deficit) Equity for the Years Ended December 31, 2024, 2023 and 2022	F-1 2

Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022	F-1 3

Notes to Consolidated Financial Statements for the Years Ended December 31, 2024, 2023 and 2022	F-1 5

Schedule 1 – Melco Resorts & Entertainment Limited Condensed Financial Statements as of December 31, 2024 and 2023 and for the Years Ended December 31, 2024, 2023 and 2022	F-7 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Melco Resorts & Entertainment Limited (the “Company”) as of December 31, 2024, the related consolidated statements of operations, comprehensive income, deficit and cash flows, for the year ended December 31, 2024 and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment assessment - Refer to Note 7 to the financial statements
Critical Audit Matter Description
The goodwill balance was $82.1 million as of December 31, 2024, of which all are allocated to the Mocha and Other (“Mocha”) reporting unit. The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company used the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to discount rates, forecasted cash flows and terminal value. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both. The fair value of Mocha exceeded its carrying value by a substantial margin as of the measurement date and, therefore, no impairment was recognized.
Given the significant judgments made by management to estimate the fair value of Mocha, performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the discount rate and forecasts of future cash flows of Mocha required a high degree of auditor judgment and an increased extent of effort.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the discount rate and forecasts of future cash flows used by management to estimate the fair value of Mocha included the following, among others:

•
We tested the design and operating effectiveness of controls over management’s goodwill impairment evaluation, including those over the determination of the fair value of Mocha, such as controls related to management’s determination and review over the discount rate, forecasts of future cash flows and determination of terminal value;

•
We evaluated management’s ability to accurately forecast future revenue and operating margin by performing retrospective analyses of management’s historical forecasts by comparing to the actual results; and

•	We challenged and evaluated the assumptions and estimates included in the forecast by:

•
Evaluating reasonableness of the discount rate and terminal growth rate, including testing the market-based source information underlying the determination of the discount rate and testing the mathematical accuracy of the calculation; and

•
Evaluating the reasonableness of management’s forecast of revenue and expenses through inquiry with management and by comparing the forecasts to (1) the historical operating results, (2) internal communications to management and the board of directors, (3) external communications made by management to analysts and investors, (4) industry reports containing analyses of the Company and its competitors, and (5) evidence obtained in other areas of the audit.

/s/ Deloitte & Touche LLP
Singapore
March 21, 2025
We have served as the Company’s auditor since 2024.

F-
3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Melco Resorts & Entertainment Limited (the Company) as of December 31, 2023, and the related consolidated statements of operations, comprehensive loss, (deficit) equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes and financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
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
/s/ Ernst & Young LLP
We served as the Company’s auditor from 2022 to 2024.
Singapore
March 22, 2024, except for Note 23, as to which the date is March 21, 2025

F-
4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Melco Resorts & Entertainment Limited (“the Company”) as of December 31, 2024, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the criteria established in
Internal Control — Integrated Framework (2013)
issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 21, 2025, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Deloitte & Touche LLP
Singapore
March 21, 2025

F-
6

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$1,147,193	$1,310,715
Restricted cash	368	27
Accounts receivable, net of allowances for credit losses of $128,010 and $153,863	144,211	91,638
Receivables from affiliated companies	2,422	797
Inventories	32,452	29,427
Prepaid expenses and other current assets	102,521	111,688

Total current assets	1,429,167	1,544,292

Property and equipment, net	5,272,500	5,533,994
Intangible assets, net	288,710	304,652
Goodwill	82,090	81,582
Long-term prepayments, deposits and other assets, net of allowances for credit losses of $2,391 and $2,377	131,850	100,320
Restricted cash	125,511	125,094
Operating lease right-of-use assets	89,164	62,356
Land use rights, net	566,351	582,782

Total assets	$7,985,343	$8,335,072

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$24,794	$11,752
Accrued expenses and other current liabilities	1,054,018	1,008,316
Income tax payable	38,009	28,183
Operating lease liabilities, current	18,590	19,685
Finance lease liabilities, current	33,817	35,307
Current portion of long-term debt, net	21,597	—
Payables to affiliated companies	39	377

Total current liabilities	1,190,864	1,103,620

Long-term debt, net	7,135,825	7,472,620
Other long-term liabilities	315,299	322,591
Deferred tax liabilities, net	36,708	34,959
Operating lease liabilities, non-current	80,673	53,858
Finance lease liabilities, non-current	165,938	187,474

Total liabilities	$8,925,307	$9,175,122

Commitments and contingencies (Note 21)

F-
7

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS
 - continued
(In thousands, except share and per share data)

	December 31,
	2024	2023
Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,351,540,382 and 1,404,679,067 shares issued; 1,259,138,299 and 1,311,270,775 shares outstanding, respectively	$13,515	$14,047
Treasury shares, at cost; 92,402,083 and 93,408,292 shares, respectively	(216,626)	(255,068)
Additional paid-in capital	2,985,730	3,109,212
Accumulated other comprehensive losses	(95,750)	(98,599)
Accumulated losses	(4,013,329)	(4,056,872)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,326,460)	(1,287,280)
Noncontrolling interests	386,496	447,230

Total deficit	(939,964)	(840,050)

Total liabilities and deficit	$7,985,343	$8,335,072

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended December 31,
	2024	2023	2022
Operating revenues:
Casino	$3,772,655	$3,077,312	$1,076,398
Rooms	422,565	338,224	116,552
Food and beverage	285,933	208,885	85,518
Entertainment, retail and other	157,060	150,826	71,509

Total operating revenues	4,638,213	3,775,247	1,349,977

Operating costs and expenses:
Casino	(2,524,565)	(2,034,848)	(912,839)
Rooms	(127,884)	(87,637)	(46,199)
Food and beverage	(230,284)	(163,492)	(82,000)
Entertainment, retail and other	(79,169)	(76,704)	(22,419)
General and administrative	(568,701)	(488,127)	(423,225)
Payments to the Philippine Parties	(41,939)	(42,451)	(28,894)
Pre-opening costs	(20,852)	(43,994)	(15,585)
Development costs	(5,433)	(1,202)	—
Amortization of gaming subconcession	—	—	(32,785)
Amortization of land use rights	(19,956)	(22,670)	(22,662)
Depreciation and amortization	(521,582)	(520,726)	(466,492)
Property charges and other	(13,221)	(228,437)	(39,982)

Total operating costs and expenses	(4,153,586)	(3,710,288)	(2,093,082)

Operating income (loss)	484,627	64,959	(743,105)

Non-operating income (expenses):
Interest income	15,766	23,305	26,458
Interest expense, net of amounts capitalized	(486,721)	(492,391)	(376,722)
Other financing costs	(7,362)	(4,372)	(6,396)
Foreign exchange (losses) gains, net	(15,492)	2,232	3,904
Other income, net	3,833	2,748	3,930
(Loss) gain on extinguishment of debt	(1,000)	1,611	—

Total non-operating expenses, net	(490,976)	(466,867)	(348,826)

Loss before income tax	(6,349)	(401,908)	(1,091,931)
Income tax expense	(21,610)	(13,422)	(5,236)

Net loss	(27,959)	(415,330)	(1,097,167)
Net loss attributable to noncontrolling interests	71,502	88,410	166,641

Net income (loss) attributable to Melco Resorts & Entertainment Limited	$43,543	$(326,920)	$(930,526)

Net income (loss) attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.034	$(0.249)	$(0.669)

Diluted	$0.034	$(0.249)	$(0.669)

F-
9

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
 - continued
(In thousands, except share and per share data)

	Year Ended December 31,
	2024	2023	2022
Weighted average shares outstanding used in net income (loss) attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,296,361,341	1,314,605,173	1,391,154,836

Diluted	1,299,430,914	1,314,605,173	1,391,154,836

The accompanying notes are an integral part of these consolidated financial statements.

F-1
0

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31,
	2024	2023	2022
Net loss	$(27,959)	$(415,330)	$(1,097,167)
Other comprehensive income (loss):
Foreign currency translation adjustments	17,072	13,310	(41,082)
Other	(3,103)	—	—

Other comprehensive income (loss)	13,969	13,310	(41,082)

Total comprehensive loss	(13,990)	(402,020)	(1,138,249)
Comprehensive loss attributable to noncontrolling interests	60,382	88,470	171,762

Comprehensive income (loss) attributable to Melco Resorts & Entertainment Limited	$46,392	$(313,550)	$(966,487)

The accompanying notes are an integral part of these consolidated financial statements.

F-1
1

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF (DEFICIT) EQUITY
(In thousands, except share and per share data)

	Melco Resorts & Entertainment Limited Shareholders’ (Deficit) Equity
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Losses	Noncontrolling Interests	Total (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2022	1,456,547,942	$14,565	(33,177,628)	$(132,856)	$3,238,600	$(76,008)	$(2,799,555)	$575,139	$819,885
Net loss	—	—	—	—	—	—	(930,526)	(166,641)	(1,097,167)
Foreign currency translation adjustments	—	—	—	—	—	(35,961)	—	(5,121)	(41,082)
Share-based compensation	—	—	—	—	62,831	—	—	10	62,841
Shares repurchased by the Company	—	—	(102,783,027)	(189,161)	—	—	—	—	(189,161)
Retirement of repurchased shares	(11,495,799)	(114)	11,495,799	21,971	(21,857)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	14,720,040	58,296	(58,756)	—	—	—	(460)
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(2,952)	—	—	(358)	(3,310)
Changes in shareholdings of SCIH	—	—	—	—	879	—	—	133,224	134,103
Restricted shares granted to employees of an affiliated company, net of adjustment	—	—	—	—	(129)	—	129	—	—
Reimbursement from an affiliated company for restricted shares granted to its employees	—	—	—	—	279	—	—	—	279
Dividends declared to noncontrolling interests	—	—	—	—	—	—	—	(290)	(290)

Balance at December 31, 2022	1,445,052,143	14,451	(109,744,816)	(241,750)	3,218,895	(111,969)	(3,729,952)	535,963	(314,362)
Net loss	—	—	—	—	—	—	(326,920)	(88,410)	(415,330)
Foreign currency translation adjustments	—	—	—	—	—	13,370	—	(60)	13,310
Share-based compensation	—	—	—	—	48,336	—	—	4	48,340
Shares repurchased by the Company	—	—	(40,373,076)	(169,836)	—	—	—	—	(169,836)
Retirement of repurchased shares	(40,373,076)	(404)	40,373,076	108,375	(107,971)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	16,254,282	47,903	(49,452)	—	—	—	(1,549)
Exercise of share options	—	—	82,242	240	(14)	—	—	—	226
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(582)	—	—	(90)	(672)
Dividends declared to noncontrolling interests	—	—	—	—	—	—	—	(177)	(177)

Balance at December 31, 2023	1,404,679,067	14,047	(93,408,292)	(255,068)	3,109,212	(98,599)	(4,056,872)	447,230	(840,050)
Net income (loss)	—	—	—	—	—	—	43,543	(71,502)	(27,959)
Foreign currency translation adjustments	—	—	—	—	—	5,941	—	11,131	17,072
Other	—	—	—	—	—	(3,092)	—	(11)	(3,103)
Share-based compensation	—	—	—	—	27,902	—	—	3	27,905
Shares repurchased by the Company	—	—	(62,138,685)	(112,292)	—	—	—	—	(112,292)
Retirement of repurchased shares	(53,138,685)	(532)	53,138,685	121,521	(120,989)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	10,006,209	29,213	(29,803)	—	—	—	(590)
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(592)	—	—	(151)	(743)
Dividends declared to noncontrolling interests	—	—	—	—	—	—	—	(204)	(204)

Balance at December 31, 2024	1,351,540,382	$13,515	(92,402,083)	$(216,626)	$2,985,730	$(95,750)	$(4,013,329)	$386,496	$(939,964)

The accompanying notes are an integral part of these consolidated financial statements.

F-1
2

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(27,959)	$(415,330)	$(1,097,167)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	541,538	543,396	521,939
Amortization of deferred financing costs and original issue premiums	20,769	19,461	17,056
Net reversal of interest accretion on lease and other financial liabilities	(11,784)	(8,133)	(16,843)
Net loss on disposal of property and equipment	1,590	443	476
Impairment of long-lived assets	3,316	207,608	3,595
Impairment of assets held for sale	—	—	6,794
Net (gain) loss on disposal of assets held for sale	—	(4,468)	477
Provision for (reversal of) credit losses	2,931	(3,351)	(433)
Provision for input value-added tax	5,865	6,665	5,714
Loss (gain) on extinguishment of debt	1,000	(1,611)	—
Share-based compensation	27,368	35,473	71,809
Other	(3,103)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(53,941)	(31,526)	(396)
Inventories, prepaid expenses and other	5,123	20,176	4,187
Long-term prepayments, deposits and other	28,346	16,573	(16,405)
Accounts payable, accrued expenses and other	82,009	212,377	(121,288)
Other long-term liabilities	3,588	24,937	1,051

Net cash provided by (used in) operating activities	626,656	622,690	(619,434)

Cash flows from investing activities:
Acquisition of property and equipment	(227,760)	(124,101)	(129,731)
Acquisition of intangible and other assets	(39,240)	(6,864)	(12,478)
Payments for capitalized construction costs	(34,181)	(132,923)	(479,883)
Proceeds from sale of property and equipment	374	530	423
Proceeds from sale of assets held for sale	—	14,845	15,562
Proceeds from loan repayment from an affiliated company	—	200,000	—
Payment of loan to an affiliated company	—	—	(200,000)

Net cash used in investing activities	$(300,807)	$(48,513)	$(806,107)

F-1
3

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
 - continued
(In thousands)

	Year Ended December 31,
	2024	2023	2022
Cash flows from financing activities:
Repayments of long-term debt	$(1,169,579)	$(2,201,562)	$—
Repurchase of shares	(112,292)	(169,836)	(189,161)
Payments of financing costs	(36,950)	(530)	(7,990)
Payments of intangible assets liabilities	(8,723)	(7,981)	—
Purchase of shares of a subsidiary	(743)	(671)	(3,310)
Dividends paid	(344)	(314)	(196)
Proceeds from long-term debt	850,282	1,251,544	1,849,839
Proceeds from exercise of share options	—	226	—
Net proceeds from issuance of shares of subsidiaries	—	—	134,103

Net cash (used in) provided by financing activities	(478,349)	(1,129,124)	1,783,285

Effect of exchange rate on cash, cash equivalents and restricted cash	(10,264)	2,326	(22,602)

(Decrease) increase in cash, cash equivalents and restricted cash	(162,764)	(552,621)	335,142
Cash, cash equivalents and restricted cash at beginning of year	1,435,836	1,988,457	1,653,315

Cash, cash equivalents and restricted cash at end of year	$1,273,072	$1,435,836	$1,988,457

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(473,233)	$(490,910)	$(350,737)
Cash paid for income taxes, net of refunds	$(10,145)	$(1,001)	$(2,989)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(20,769)	$(17,135)	$(15,393)
Repayments of long-term debt to related parties	$(30,705)	$(886)	$—
Non-cash disclosures:
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modifications	$37,587	$22,365	$9,425
Change in right-of-use assets held under finance lease and finance lease liabilities arising from lease modification	$—	$—	$106,407
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$47,144	$28,543	$32,042
Change in accrued expenses and other current liabilities and other long-term liabilities related to construction costs	$5,990	$4,429	$107,158
Change in accrued expenses and other current liabilities related to acquisition of intangible assets	$—	$6,280	$—
Change in other current and other long-term liabilities arising from recognition of intangible assets	$881	$312,647	$—
The accompanying notes are an integral part of these consolidated financial statements.

F-1
4

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
Melco, together with its subsidiaries (collectively referred to as the “Company”), is a developer, owner and operator of integrated resort facilities in Asia and Europe. In the Macau Special Administrative Region of the People’s Republic of China (“Macau”), the Company operates its gaming business through its subsidiary, Melco Resorts (Macau) Limited (“MRM”), a holder of a ten-year
concession to operate games of fortune and chance in casinos in Macau which commenced on January 1, 2023 and ends on December 31, 2032 (the “Concession”) and a holder of a previous gaming subconcession to operate gaming business in Macau which expired on December 31, 2022. The Company currently operates City of Dreams and Altira Macau, integrated resorts located in Cotai and Taipa, Macau, respectively, and Grand Dragon Casino, a casino located in Taipa, Macau. The Company’s business also includes the Mocha Clubs, which comprise the non-casino
based operations of electronic gaming machines in Macau. Melco, through its subsidiaries, including Studio City International Holdings Limited (“SCIH”), which is majority-owned by Melco and its ADSs are listed on the New York Stock Exchange in the U.S., also operates Studio City, a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a majority-owned subsidiary of Melco operates and manages City of Dreams Manila, an integrated resort in the Entertainment City complex in Manila. In Europe, Melco, through its majority-owned subsidiary, ICR Cyprus Holdings Limited (“ICR Cyprus”) and its subsidiaries, operates City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (“Cyprus”) and licensed satellite casinos in Cyprus (collectively, the “Cyprus Operations”).
Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

(b)	Recent Developments Related to Business Operations
City of Dreams Mediterranean continues to be impacted by the Israel-Hamas and Russia-Ukraine on-going
military conflicts and restrictions on the ability to accept certain customers from Russia which have a negative impact on the Company’s business, may materially and adversely affect the Company’s business in Cyprus. The Company is currently unable to reasonably estimate the financial impact on its future results of operations, cash flows and financial condition from these disruptions.
On March 27, 2024, the Sri Lanka government granted a casino license (the “Sri Lanka License”) to Bluehaven Services (Private) Limited (“Bluehaven”), a subsidiary of Melco, to operate a casino business (the “Sri Lanka Casino”) for a term of 20 years effective from April 1, 2024 in an integrated resort under development at that time by Waterfront Properties (Private) Limited (“WPL”), a subsidiary of John Keells Holdings PLC (“John Keells”), an independent third party, in Colombo, Sri Lanka.
On July 10, 2024, Bluehaven and WPL entered into a lease agreement (the “Sri Lanka Lease Agreement”) for the purpose of operating the Sri Lanka Casino and such lease ends upon the expiry of the Sri Lanka License. The Sri Lanka Casino is currently under development by the Company and is expected to commence operations in the third quarter of 2025.
As of December 31, 2024, the Company had cash and cash equivalents of $1,147,193 and available unused borrowing capacity of $2,075,674, subject to the satisfaction of certain conditions precedent.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to Business Operations - continued

The Company believes it is able to support continuing operations and capital expenditures for at least twelve months after the date of these consolidated financial statements are issued. Accordingly, the accompanying consolidated financial statements are prepared on a going concern basis.

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
The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. Estimates are used for, but not limited to, inputs into Company’s estimate allowances for deferred tax assets and credit losses, useful lives and recoverability of long-lived assets and intangible assets, inputs in calculating the fair values of share option, litigation and contingency estimates. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

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
The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current
portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash mainly represents cash deposits in (i) collateral bank accounts for bank guarantees as disclosed in Note 3; and (ii) collateral bank accounts associated with borrowings under the credit facilities as disclosed in Note 11.

F-1
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Accounts Receivable and Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues credit in the form of markers to approved casino customers following review of creditworthiness. Credit is/can be given to gaming promoters in the Philippines and Cyprus. These receivables can be offset against commissions payable and any other value items held by the Company to the respective customers and gaming promoters for which the Company intends to set off when required. As of December 31, 2024 and 2023, a substantial portion of the Company’s markers were due from customers and gaming promoters residing in various countries. Business and economic conditions, the legal enforceability of gaming debts, foreign currency control measures or other significant events in these countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.
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
As of December 31, 2024 and 2023, the credit risks associated with certain casino accounts receivable are mitigated because they are secured by properties with equal or greater value to the carrying amount of the related accounts receivable. Management believes that as of December 31, 2024 and 2023, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories
Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in,
first-out,
weighted average and specific identification methods.

(h)	Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets represent current assets that are typically used up or expire within the normal operating cycle of the Company. The prepaid expenses as of December 31, 2024 and 2023 were $59,264 and $67,035, respectively, and the other current assets as of December 31, 2024 and 2023 were $43,257 and $44,653, respectively.

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
During the year ended December
31
,
2022
, an impairment of assets held for sale of $
6,794
,
which related to a significant decrease in the market value of a piece of freehold land in Japan as described in

F-1
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Assets Held For Sale - continued

Note 5 which was subsequently disposed during the year ended December 31, 2023, was recognized and included in property charges and other in the accompanying consolidated statements of operations. The fair value of the freehold land as of December 31, 2022 was calculated by using level 3 inputs b ase
d on the market approach.

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
During the construction and development stage of the Company’s integrated resort facilities, direct and incremental costs related to the design and construction, including costs under construction contracts, duties and tariffs, equipment installations, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activities are substantially suspended.
Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated resort facilities are completed and opened.
Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Freehold land	Not depreciated
Land improvements	5 years
Buildings and improvements	4 to 40 years
Transportation	5 to 10 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 15 years
Plant and gaming machinery	3 to 5 years
During the years ended December 31, 2024, 2023 and 2022, impairments of property and equipment of $3,120, $110,033 and $3,595, being part of the impairment of long-lived assets as described in Note 2(m), were recognized, respectively, and included in property charges and other in the accompanying consolidated statements of operations.

(k)	Capitalized Interest
Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activities are substantially suspended. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expense

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Capitalized Interest - continued
incurred amounted to

$487,000, $518,255 and $440,654, of which $279, $25,864 and $63,932 were capitalized during the years ended December 31, 2024, 2023 and 2022, respectively.

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
Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are stated at cost, net of accumulated amortization, and accumulated impairment, if any. The Company’s finite-lived intangible assets consist of the previous gaming subconcession for the period up to its expiry on December 31, 2022, the Concession, the Cyprus License (as defined in Note 7), the Sri Lanka License, internal-use
software and proprietary rights. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives on a straight-line basis. The Company’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate the carrying value of the intangible assets may not be recoverable.
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
When performing the impairment analysis for goodwill and intangible assets with indefinite lives, the Company will first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative factors indicate that the carrying amount of the reporting unit is more likely than not to exceed the fair value, then a quantitative impairment test is performed. To perform a quantitative impairment test of intangible assets with indefinite lives, the Company performs an assessment that consists of a comparison of the fair values of the intangible assets with indefinite lives with their carrying amounts. An impairment is recognized in an amount equal to the excess of the carrying amounts over the fair values of the intangible assets with indefinite lives. To perform a quantitative impairment test of goodwill, the Company performs an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. The fair value of the reporting unit is determined using income valuation approaches through the application of the discounted cash flow method. Estimating fair value of the reporting unit involves significant assumptions, including future revenue growth rates, future market conditions, gross margin, discount rate and terminal growth rate. If the carrying value of the reporting unit exceeds its fair value, an impairment is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Goodwill and Intangible Assets - continued
No
impairment on goodwill and intangible assets with indefinite lives was recognized during the years ended December 31, 2024, 2023 and 2022. As a part of the impairment of long-lived assets recognized during the years ended December 31, 2023 and 2024 as described in Note 2(m), an intangible asset with a finite life for Altira Macau as of December 31, 2024 was fully impaired. No impairment on intangible assets with finite lives was recognized during the year ended December 31, 2022.

(m)	Impairment of Long-lived Assets (Other Than Goodwill)
The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates, future market conditions and gross margin. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model involving significant assumptions, such as discount rates. If an asset is still under development, future cash flows include remaining co nstru
ction costs.
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
which

was recognized and included in property charges and other in the accompanying consolidated statements of operations. Such amount included the impairment of Altira Macau’s property and equipment of $110,033, and the full impairment of the finite-lived intangible assets, land use rights and operating lease
right-of-use
assets
for Altira Macau of $30,435, $65,172 and $1,968,
respectively. During the year ended December 31, 2024, the performance of Altira Macau had not improved and a further impairment of long-lived assets of $3,316 was recognized and included in property charges and other in the accompanying consolidated statements of operations which included impairment of Altira Macau’s property and equipment of $3,120 and the full impairment of the finite-lived intangible assets for Altira Macau of $196.

The fair values of the long-lived assets of Altira Macau were estimated by using level 3 inputs based on a combination of income and cost approaches and the discount rates adopted in the
income approach for the years ended December 31, 2024 and 2023 were 12.6% and 12.3%
,
respectively.
During the year ended December 31, 2022, an impairment of long-lived assets of $3,595 represents the impairment of property and equipment which related to a significant decrease in the market value of an aircraft as described in Note 5, was recognized and included in property charges and other in the accompanying consolidated statements of operations. The fair value of the aircraft was estimated by using level 2 inputs based on a buyer indicative purchase price.

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

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Deferred Financing Costs - continued

the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

(o)	Land Use Rights
Land use rights represent the upfront land premiums paid for the use of land held under operating leases, which are stated at cost, net of accumulated amortization, and accumulated impairment, if any. Amortization is recognized over the estimated term of the land use rights of 40 years on a straight-line basis.
During the year ended December 31, 2023, land use right for Altira Macau was fully impaired, being part of the impairment of long-lived assets as described in Note 2(m). No impairment on land use rights was recognized during the years ended December 31, 2024 and 2022.

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
During the year ended December 31, 2023, operating lease
right-of-use
assets for Altira Macau were fully impaired, being part of the impairment of long-lived assets as described in Note 2(m). No impairment on operating lease right-of-use
assets was recognized during the years ended December 31, 2024 and 2022.

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
The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of two of its externally managed hotels and concluded that it is the controlling entity and is the principal to these arrangements. For the operations of these two externally managed hotels, as the Company is the owner of the hotel properties, the hotel managers operate the respective hotels under management agreements providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel businesses. The Company is the principal and the transactions are, therefore, recognized on a gross basis.
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
The following table summarizes the activities related to contract and contract-related liabilities:

	Outstanding Gaming Chips		Loyalty Program Liabilities		Advance Deposits and Ticket Sales
	2024	2023	2024	2023	2024	2023
Balance at January 1	$83,012	$37,354	$36,000	$15,568	$250,955	$278,591
Balance at December 31	83,414	83,012	39,108	36,000	253,338	250,955

Increase (Decrease)	$402	$45,658	$3,108	$20,432	$2,383	$(27,636)

(r)	Gaming Taxes and License Fees
The Company is subject to taxes and license fees based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional
adjustments. These gaming taxes and license fees (including the Cyprus License Fee (as defined in Note 7) prior to the fulfillment of the Cyprus License Requirement (as defined in Note 7)), totaled $1,818,235, $1,489,755 and $489,730 for the years ended December 31, 2024, 2023 and 2022, respectively, are mainly recognized as casino expense in the accompanying consolidated statements of operations.

(s)	Pre-opening Costs
Pre-opening
costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations and are expensed as incurred. During the year ended December 31, 2024, the Company incurred pre-opening costs primarily in connection with the development of the Sri Lanka Casino and other enhancement projects at City of Dreams. During the years ended December 31, 2023

F-2
3

MEL
CO RES
ORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - c ontinu ed

(s)	Pre-opening Costs - continued

and 2022, the Company incurred
pre-opening
costs primarily in connection with the development of Studio City Phase 2 and City of Dreams Mediterranean. The Company also incurs
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
statements of operations were $165,299, $100,245 and $29,421 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

(x)	Comprehensive Income (Loss) and Accumulated Other Comprehensive Losses
Comprehensive income (loss) includes net income (loss) and other non-shareholder
changes in equity, or other comprehensive income (loss). Components of Company’s comprehensive income (loss) are reported in the accompanying consolidated statements of (deficit) equity and consolidated statements of comprehensive income (loss).
As of December 31, 2024 and 2023, the Company’s accumulated other comprehensive losses mainly consisted of foreign currency translation adjustments of $92,658 and $98,599, respectively, net of tax and noncontrolling interests.

(y)	Share-based Compensation Expenses
The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognizes that cost over the service

F-2
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Share-based Compensation Expenses - continued

period. Compensation is attributed to the periods of associated service and such expense is recognized over the vesting period of the awards on a straight-line basis. Forfeitures are recognized when they occur.
Further information on the Company’s share-based compensation arrangements is included in Note 16.

(z)	Income Tax
The Company is subject to income taxes in Macau, Hong Kong, the Philippines, Cyprus, Sri Lanka and other jurisdictions where it operates.
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

(aa)	Net Income (Loss) Attributable to Melco Resorts & Entertainment Limited Per Share
Basic net income (loss) attributable to Melco Resorts & Entertainment Limited per share is calculated by dividing the net income (loss) attributable to Melco Resorts & Entertainment Limited by the weighted average number of ordinary shares outstanding during the year.
Diluted net income (loss) attributable to Melco Resorts & Entertainment Limited per share is calculated by dividing the net income (loss) attributable to Melco Resorts & Entertainment Limited by the weighted average number of ordinary shares outstanding during the year adjusted to include the potentially dilutive effect of outstanding share-based awards.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Net Income (Loss) Attributable to Melco Resorts & Entertainment Limited Per Share - continued

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income (loss) attributable to Melco Resorts & Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2024	2023	2022
Weighted average number of ordinary shares outstanding used in the calculation of basic net income (loss) attributable to Melco Resorts & Entertainment Limited per share	1,296,361,341	1,314,605,173	1,391,154,836

Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	3,069,573	—	—

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income (loss) attributable to Melco Resorts & Entertainment Limited per share	1,299,430,914	1,314,605,173	1,391,154,836

Anti-dilutive share options and restricted shares excluded from the calculation of diluted net income (loss) attributable to Melco Resorts & Entertainment Limited per share	19,537,045	26,921,336	44,366,752

(ab)	Reclassification
Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net loss, shareholders’ (deficit) equity, or cash flows as previously reported.

(ac)	Recent Changes in Accounting Standards
Newly Adopted Accounting Pronouncement
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, “Improvements to Reportable Segment Disclosures” which enhances reportable segment disclosure requirements primarily through expanded disclosures about significant segment expenses on an interim and annual basis. ASU 2023-07 should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted ASU 2023-07 for the year ended December 31, 2024. Refer to Note 23 for segment information.
Recent Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, “Impr
ovem
ents to Income Tax Disclosures” which includes amendments that further enhance income tax disclosures, primarily through providing

F-2
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ac)	Recent Changes in Accounting Standards - continued
Recent Accounting Pronouncements Not Yet Adopted
 - continued

additional information in the rate reconciliation and additional disclosures about income taxes paid by jurisdiction. The Company plans to adopt ASU 2023-09 for its annual period ending December 31, 2025 and is currently assessing the impact of adoption.
In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures” which primarily requires disaggregated disclosure of certain expense categories in the notes to the financial statements on an annual and interim basis. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and the Company is currently assessing the impact of adoption.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2024	2023
Cash	$969,353	$934,224
Cash equivalents	177,840	376,491

Total cash and cash equivalents	1,147,193	1,310,715
Current portion of restricted cash	368	27
Non-current portion of restricted cash (1)	125,511	125,094

Total cash, cash equivalents and restricted cash	$1,273,072	$1,435,836

(1)	As of December 31, 2024 and 2023, the non-current portion of restricted cash included bank time deposits of $125,331 and $124,556, respectively.
On December 9, 2022, as required by the Concession, MRM provided a bank guarantee in favor of the Macau government of Macau Patacas

(“MOP”)
1,000,000 (equivalent to $124,319) to secure the fulfillment of performance of certain of its legal and contrac tu
al obligations, including labor obligations. As stipulated in the bank guarantee contract, the amount of MOP1,000,000 (equivalent to $124,319), or an equivalent amount in other currencies, is required to be held in a cash deposit account as collateral in order to secure the bank guarantee. The bank guarantee will remain in effect until 180 days after the earlier of the expiration or termination of the Concession. As of December 31, 2024 and 2023, Hong Kong dollars (“HK$”) 970,874 (equivalent to MOP1,000,000) held in the cash collateral bank account was translated to $125,056 and $124,284, respectively, and included in the non-current
portion of restricted cash in the accompanying consolidated balance sheets.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

4.	ACCOUNTS RECEIVABLE, NET
Components of accounts receivable, net are as follows:

	December 31,
	2024	2023
Casino	$270,186	$242,312
Hotel	3,903	4,658
Other	523	908

Sub-total	274,612	247,878
Less: allowances for credit losses (1)	(130,401)	(156,240)

	144,211	91,638
Non-current portion	—	—

Current portion	$144,211	$91,638

(1)
As of December 31, 2024 and 2023, the allowances for credit losses of $2,391 and $2,377 as a reduction of the long-term casino accounts receivable, are recorded and included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

The Company’s allowances for casino credit losses were 48.2% and 64.4% of gross casino accounts receivable as of December 31, 2024 and 2023, respectively. The Company’s allowances for credit losses from its hotel and other receivables are not material.
Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2024	2023	2022
Balance at beginning of year	$156,240	$217,244	$268,413
Provision for (reversal of) credit losses	2,569	(3,869)	(892)
Write-offs, net of recoveries	(28,748)	(56,805)	(49,608)
Effect of exchange rate	340	(330)	(669)

Balance at end of year	$130,401	$156,240	$217,244

5.	ASSETS HELD FOR SALE
In December 2021, an external advisor was engaged to locate potential buyers and prepare marketing materials for the disposal of the Company’s assets in Japan, including a ski resort in Nagano, Japan operated by Kabushiki Kaisha Okushiga Kogen Resort (the “Japan Ski Resort”) and a parcel of freehold land together with the accompanying building structures in Hakone, Japan (the “Hakone Assets”). After considering the relevant facts, the Company concluded the assets and liabilities of the Japan Ski Resort and the Hakone Assets met the criteria for classification as held for sale which were reported under the Corporate and Other category.
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
Due to a significant decrease in the market value of the freehold land included in the Hakone Assets as of December 31, 2022, an impairment of assets held for sale of $6,794 was provided and included in property charges and other in the accompanying consolidated statements of operations during the year ended December 31, 2022. The fair value of the freehold land as of December 31, 2022 was calculated by using level 3 inputs based on the market approach.
On July 12, 2023, the Company completed the disposal of the Hakone Assets, with aggregate carrying values of $7,924, to an independent third party at a consideration of JPY2,144,000 (equivalent to $15,222). A gain on disposal of assets held for sale, net of the foreign currency translations of certain entities incorporated in Japan being considered as a substantial liquidation, of $4,468 was recorded and included in property charges and other in the accompanying consolidated statements of operations during the year ended December 31, 2023.
In June and August 2022, the Company signed two sale and purchase agreements with respective buyers to sell two aircraft (the “Aircraft”) with an aggregate selling price of $15,800. After considering the relevant facts, the Company concluded the Aircraft met the criteria for classification as assets held for sale which were reported under the Corporate and Other category
. Due to a decrease in the market value, an impairment of property and equipment of $3,595 was provided for one of the Aircraft. Upon completion of the disposals of the Aircraft in September 2022, the Company recorded a gain on disposal of assets held for sale of $2,629 on the Aircraft. The impairment and gain on disposal of assets held for sale were both included in property charges and other in the accompanying consolidated statements of operations for the year ended December 31, 2022.

6.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023
Buildings and improvements	$7,648,293	$7,621,676
Furniture, fixtures and equipment	1,215,688	1,187,064
Leasehold improvements	1,175,252	1,094,238
Plant and gaming machinery	274,301	259,815
Transportation	196,080	192,151
Freehold land	54,956	58,467
Land improvements	2,082	—
Construction in progress	721	1,491

Sub-total	10,567,373	10,414,902
Less: accumulated depreciation and amortization	(5,294,873)	(4,880,908)

Property and equipment, net	$5,272,500	$5,533,994

The depreciation and amortization expenses of property and equipment recognized for the years ended December 31, 2024, 2023 and 2022 were $487,349, $482,574 and $454,194, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

6.	PROPERTY AND EQUIPMENT, NET - continued

The cost and accumulated amortization of
right-of-use
assets held under finance lease arrangements were $142,305 and $102,632 as of December 31, 2024 and $147,072 and $101,589 as of December 31, 2023, respectively. Further information on the lease arrangements is included in Note 12.
In accordance with the Macau gaming law, the Reversion Assets (as defined in Note 7) that reverted to the Macau government at the expiration of the previous gaming subconcession are currently owned by the Macau government. Effective as of January 1, 2023, the Reversion Assets were transferred by the Macau government to MRM for the duration of the Concession, in return for annual payments for the right to use and operate the Reversion Assets as part of the Concession, as disclosed in Note 7. As MRM continues to be operated with the Reversion Assets in the same manner as under the previous gaming subconcession, obtains substantially all of the economic benefits and bears all of the risks arising from the operation of these assets, and assuming it will be successful in obtaining a new concession upon expiry of the Concession, the Company continues to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

7.	GOODWILL AND INTANGIBLE ASSETS, NET

(a)	Goodwill
Goodwill arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Company in 2006 which is reported under the Mocha and Other segment. The changes in carrying amounts of goodwill represented the exchange differences arising from foreign currency translations at the balance sheet date.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

(b)	Intangible Assets, Net
Intangible assets, net consisted of the following:

	December 31,
	2024	2023
Indefinite-lived intangible assets:
Trademarks of Mocha Clubs	$4,229	$4,203

Total indefinite-lived intangible assets	4,229	4,203

Finite-lived intangible assets:
Concession	211,929	209,934
Less: accumulated amortization	(45,076)	(24,037)

	166,853	185,897

Cyprus License	70,785	75,307
Less: accumulated amortization	(4,449)	(1,595)

	66,336	73,712

Sri Lanka License	17,089	—
Less: accumulated amortization	—	—

	17,089	—

Internal-use software	66,601	72,556
Less: accumulated amortization	(39,409)	(39,876)

	27,192	32,680

Proprietary rights	11,996	11,922
Less: accumulated amortization	(4,985)	(3,762)

	7,011	8,160

Total finite-lived intangible assets	284,481	300,449

Total intangible assets, net	$288,710	$304,652

Trademarks of Mocha Clubs
Trademarks arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Company in 2006. The changes in carrying amounts of trademarks represented the exchange differences arising from foreign currency translations at the balance sheet date.
Concession
On December 16, 2022, the Macau government awarded the Concession to MRM. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032 and MRM is authorized to operate the City of Dreams Casino, the Altira Casino and the Studio City Casino as well as the Grand Dragon Casino and the Mocha Clubs. Under the Concession, MRM is obligated to pay the Macau government a fixed annual premium of MOP30,000 (equivalent to $3,752) plus a variable annual premium calculated in accordance with the number and type of gaming tables (subject to a minimum of 500 tables) and electronic gaming machines (subject to a minimum of 1,000 machines) operated by

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

(b)	Intangible Assets, Net - continued
Concession
 - continued

MRM. The variable annual premium is MOP300 (equivalent to $38) for each gaming table reserved exclusively to certain kinds of games or players, MOP150 (equivalent to $19) for each gaming table not so exclusively reserved and MOP1 (equivalent to $0.1) for each electronic gaming machine.
On December 30, 2022, in accordance with the obligations under the letters of undertakings dated June 23, 2022, MRM and certain subsidiaries of Melco, which hold the land lease rights for the properties on which the City of Dreams Casino, the Altira Casino and the Studio City Casino are located, executed a public deed pursuant to which the gaming and gaming support areas comprising the City of Dreams Casino, the Altira Casino and the Studio City Casino with an area of 31,227.3 square meters, 17,128.8 square meters and 28,784.3 square meters, respectively, and related gaming equipment and utensils (collectively referred to as the “Reversion Assets”), reverted to the Macau government, without compensation and free and clear from any charges or encumbrances, at the expiration of the previous gaming subconcession in accordance with the Macau gaming law. The Reversion Assets that reverted to the Macau government at the expiration of the previous gaming subconcession are currently owned by the Macau government. Under the terms of the Macau gaming law and the Concession, effective as of January 1, 2023, the Reversion Assets were transferred by the Macau government to MRM for use in its operations during the Concession for a fee of MOP0.75 (equivalent to $0.09) per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession and such fee will increase to MOP2.5 (equivalent to $0.3) per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession (the “Fee”).
On January 1, 2023, the Company recognized an intangible asset and financial liability of MOP1,934,035 (equivalent to $239,588), representing the right to use and operate the Reversion Assets, the right to conduct games of fortunes and chance in Macau and the unconditional obligation to make payments under the Concession. This intangible asset comprises the contractually obligated annual payments of fixed premium and variable premiums, as well as the Fee without considering the consumer price index under the Concession. The contractually obligated annual variable premium payments associated with the intangible asset were determined using the total number of gaming tables and the total number of electronic gaming machines that MRM is currently approved to operate by the Macau government. In the accompanying consolidated balance sheet, the non-current
portion of the financial liability of the Concession is included in other long-term liabilities and the current portion is included in accrued expenses and other current liabilities. The intangible asset is being amortized on a straight-line basis over the period of the Concession, being 10 years.
Cyprus License
On June 26, 2017, the Cyprus government granted a gaming license (the “Cyprus License”) to a subsidiary of ICR Cyprus (the “Cyprus Subsidiary”) to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and, up until completion and opening of City of Dreams Mediterranean, a temporary casino facility) and up to four satellite casino premises in Cyprus for a term of 30 years, the first 15 years of which are exclusive. Pursuant to the Cyprus License agreement, the Cyprus Subsidiary is obligated to pay the Cyprus government an annual license fee for the integrated casino resort (and prior to opening of City of Dreams Mediterranean, the temporary casino) and any operating satellite casinos (the “Cyprus License Fee”). The annual license fee for the integrated casino

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

(b)	Intangible Assets, Net - continued
Cyprus License
 - continued

resort is Euros (“EUR”) 2,500 (equivalent to $2,601) for the first four years, and EUR5,000 (equivalent to $5,202) for the next four years. Upon the completion of the first eight years and thereafter every four years during the term of the Cyprus License, the Cyprus government may review the annual license fee, with minimum of
EUR5,000 (equivalent to $5,202) per year and any increase in the annual license fee may not exceed 20% of the annual license fee paid annually during the previous four-year period. The Cyprus License required City of Dreams Mediterranean to open by the extended deadline of June 30, 2023 as approved by the Cyprus government (the “
Cyprus License Requirement”).
On June 28, 2023, upon fulfillment of the Cyprus License Requirement, to better reflect the future economic benefits arising from the Cyprus License, the Company recognized an intangible asset of EUR68,031 (equivalent to $73,928) and financial liability of EUR67,231 (equivalent to $73,059), representing the right under the Cyprus License and the unconditional obligation to pay i) a minimum annual license fee for City of Dreams Mediterranean of EUR5,000 (equivalent to $5,202) per year; and ii) an aggregate annual license fee for three operating satellite casinos of EUR2,000 (equivalent to $2,081), during the term of the Cyprus License from June 28, 2023. In the accompanying consolidated balance sheet, the non-current
portion of the financial liability of the Cyprus License is included in other long-term liabilities and the current portion is included in accrued expenses and other current liabilities. The intangible asset is being amortized on a straight-line basis over the remaining period of the Cyprus License until June 2047. Prior to the fulfillment of the Cyprus License Requirement, the Cyprus License Fee was expensed as incurred and included in gaming taxes and license fees as disclosed in Note 2(r).
Sri Lanka License
As disclosed in note 1(b), on March 27, 2024, the Sri Lanka government granted the Sri Lanka License to Bluehaven to operate the Sri Lanka Casino for a term of 20 years effective from April 1, 2024 in an integrated resort under development at that time by WPL in Colombo, Sri Lanka. Upon the signing of the Sri Lanka Lease Agreement on July 10, 2024, the Company recognized an intangible asset of Sri Lankan Rupees (“LKR”) 5,000,000 (equivalent to $16,600), representing the casino license fee for the Sri Lanka License which will be amortized on a straight-line basis upon the commencement date of the operation of the Sri Lanka Casino to the date of the expiry of the Sri Lanka License.
Proprietary rights
The proprietary rights related to an entertainment show in City of Dreams acquired by the Company in November 2020 for a cash consideration of $12,000. The estimated useful life of the proprietary rights is 10 years. As of December 31, 2024 and 2023, the carrying amount of the proprietary rights included the exchange differences arising from foreign currency translations at the balance sheet date.
Gaming subconcession
The deemed cost of the previous gaming subconcession in Macau was capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of MRM in 2006, and amortized on a straight-line basis over the term of the agreement, which expired on June 26, 2022. MRM paid a premium of MOP47,000 (equivalent to $5,815) to the Macau government in June 2022 for the extension of the gaming subconcession contract to December 31, 2022 and such premium was amortized on a straight-line basis from June 27, 2022 to the extended expiration date on December 31, 2022.
The amortization expenses of finite-lived intangible assets recognized for the years ended December 31, 2024, 2023 and 2022 were $33,326, $37,216 and $44,128, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

(b)	Intangible Assets, Net - continued

As of December
31
,
2024
, the estimated future amortization expenses of finite-lived intangible assets are as follows:

Year ending December 31,
2025	$32,739
2026	30,408
2027	28,374
2028	28,267
2029	28,267
Over 2029	136,426

$284,481

8.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS
Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2024	2023
Deferred financing costs, net	$35,927	$16,183
Deposits and advance payments for acquisition of property and equipment	23,482	7,709
Input value-added tax, net	21,316	19,232
Entertainment production costs, net (1)	16,833	—
Other long-term assets	15,194	17,983
Other deposits	11,129	11,178
Deferred rent assets	7,366	17,905
Long-term prepayments	603	10,130
Long-term casino accounts receivable, net of allowances for credit losses of $2,391 and $2,377 (2)	—	—

Long-term prepayments, deposits and other assets	$131,850	$100,320

(1)
Entertainment production costs represent amounts incurred and capitalized for the entertainment show in City of Dreams and will be amortized over the estimated useful life of the entertainment show of 10 years upon the commencement of the show. No amortization expenses of such entertainment production costs were recognized during the year ended December 31, 2024.

(2)
Long-term casino accounts receivable, net represent receivables from casino customers where settlements are not expected within the next year. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

9.	LAND USE RIGHTS, NET

	December 31,
	2024	2023
City of Dreams	$400,427	$397,953
Altira Macau	81,209	80,707
Studio City	654,954	650,906

	1,136,590	1,129,566
Less: accumulated amortization	(570,239)	(546,784)

Land use rights, net	$566,351	$582,782

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2024	2023
Advance deposits and ticket sales	$253,338	$250,955
Gaming tax and license fee accruals	171,014	159,285
Operating expense and other accruals and liabilities	165,975	160,169
Staff cost accruals	123,227	101,340
Interest expense payables	119,026	114,587
Outstanding gaming chips	83,414	83,012
Property and equipment payables	67,027	73,520
Loyalty program liabilities	39,108	36,000
Intangible assets liabilities (1)	31,889	29,448

Accrued expenses and other current liabilities	$1,054,018	$1,008,316

(1)
As of December 31, 2024 and 2023, the
non-current
portion of the intangible assets liabilities of $270,563 and $282,081, respectively, are included in other long-term liabilities in the accompanying consolidated balance sheets.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET
Long-term debt, net consisted of the following:

	December 31,
	2024	2023
Melco Related

MRF 4.875% Senior Notes, due 2025 (net of unamortized deferred financing costs and original issue premiums of $1,732 and $5,746, respectively)	$998,268	$994,254
MRF 5.250% Senior Notes, due 2026 (net of unamortized deferred financing costs of $ 1,256 and $ 2,141 , respectively)	498,744	497,859
MRF 5.625% Senior Notes, due 2027 (net of unamortized deferred financing costs of $ 2,488 and $ 3,358 , respectively)	597,512	596,642
MRF 5.750% Senior Notes, due 2028 (net of unamortized deferred financing costs and original issue premiums of $1,865 and $2,317, respectively)	848,135	847,683
MRF 5.375% Senior Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $1,407 and $1,634, respectively)	1,148,593	1,148,366
MRF 7.625% Senior Notes, due 2032 (net of unamortized deferred financing costs of $5,611)	744,389	—
MRM Credit Facilities, due 2026
MRM Term Loan	129	128
MN1 Revolving Facility, due 2027 (1)	158,305	1,052,515

Studio City Related
SCF 6.000% Senior Notes, due 2025 (net of unamortized deferred financing costs of $253 and $1,320, respectively)	221,369	395,680
SCC 7.000% Senior Notes, due 2027 (net of unamortized deferred financing costs of $ 2,862 and $ 4,039 , respectively)	347,138	345,961
SCF 6.500% Senior Notes, due 2028 (net of unamortized deferred financing costs of $2,299 and $2,970, respectively)	497,701	497,030
SCF 5.000% Senior Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $2,990 and $3,626, respectively)	1,097,010	1,096,374
SCC 2016 Credit Facilities, due 2029
SCC 2016 Term Loan	129	128
SCC 2016 Revolving Facility (2)	—	—
SCC 2024 Revolving Facility, due 2029 (3)	—	—

	7,157,422	7,472,620
Less: Current portion of long-term debt, net	(21,597)	—

Long-term debt, net	$7,135,825	$7,472,620

(1)
As of December 31, 2024 and 2023, the unamortized deferred financing costs related to the MN1 Revolving Facility of $27,135 and $15,905
,
respectively, are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

(2)
As of December 31, 2024 and 2023, the unamortized deferred financing costs related to the SCC 2016 Revolving Facility of $308 and $278
,
respectively, are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

(3)
As of December 31, 2024, the unamortized deferred financing costs related to the SCC 2024 Revolving
Facility
of $8,484
is included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

Melco Related
MRF Senior Notes
On June 6, 2017, Melco Resorts Finance Limited (“MRF”), a subsidiary of Melco, issued senior unsecured notes in an aggregate principal amount of $650,000 of 4.875% Senior Notes due June 6, 2025 at an issue price of 100% of the principal amount (the “Initial 2025 MRF Senior Notes”) pursuant to an indenture, dated June 6, 2017 (the “2025 MRF Indenture”) between MRF and a trustee; and on July 3, 2017 further issued senior unsecured notes in an aggregate principal amount of $350,000 of 4.875% Senior Notes due June 6, 2025
at an issue price of 100.75% of the principal amount (the “Additional 2025 MRF Senior Notes”) which were consolidated to form a single series with the Initial 2025 MRF Senior Notes (and together, the “2025 MRF Senior Notes”). The net proceeds from the offering of the Initial 2025 MRF Senior Notes were used to partly fund the redemption of the previous senior notes of MRF and the net proceeds from the offering of the Additional 2025 MRF Senior Notes were used to fully repay the MRM’s prior revolving credit facility. The net carrying amount of 2025 MRF Senior Notes is classified as non-current portion of long-term debt as of December 31, 2024 given the settlement of these obligations is not expected to require the use of working capital within one year and the Company has both the intent and ability, as evidenced by the MN1 Revolving Facility
 (as defined below),
to refinance these obligations on a long-term basis.
On April 26, 2019, MRF issued senior unsecured notes in an aggregate principal amount of $500,000 of 5.250% Senior Notes due April 26, 2026 at an issue price of 100% of the principal amount (the “2026 MRF Senior Notes”) pursuant to an indenture, dated April 26, 2019 (the “2026 MRF Indenture”) between MRF and a trustee. The net proceeds from the offering of the 2026 MRF Senior Notes were used to partially repay the MRM Revolving Facility (as defined below).
On July 17, 2019, MRF issued senior unsecured notes in an aggregate principal amount of $600,000 of 5.625% Senior Notes due July 17, 2027 at an issue price of 100% of the principal amount (the “2027 MRF Senior Notes”) pursuant to an indenture, dated July 17, 2019 (the “2027 MRF Indenture”) between MRF and a trustee. The net proceeds from the offering of the 2027 MRF Senior Notes were used to partially repay the MRM Revolving Facility.
On July 21, 2020, MRF issued senior unsecured notes in an aggregate principal amount of $500,000 of 5.750% Senior Notes due July 21, 2028 at an issue price of 100% of the principal amount
(the “Initial 2028 MRF Senior Notes”) pursuant to an indenture, dated July 21, 2020 (the “2028 MRF Indenture”) between MRF and a trustee; and on August 11, 2020 further issued senior unsecured notes in an aggregate principal amount of $350,000 of 5.750% Senior Notes due July 21, 2028 at an issue price of 101% of the principal amount (the “Additional 2028 MRF Senior Notes”) which were consolidated to form a single series with the Initial 2028 MRF Senior Notes (and together, the “2028 MRF Senior Notes”). The net proceeds from the offering of the 2028 MRF Senior Notes were partially used to repay the MN1 Revolving Facility and with the remaining amount used for general corporate purposes.
On December 4, 2019, MRF issued senior unsecured notes in an aggregate principal amount of $900,000 of 5.375% Senior Notes due

December 4, 2029 at an issue price of
100
% of the principal amount (the “Initial 2029 MRF Senior Notes”) pursuant to an indenture, dated December 4, 2019 (the “2029 MRF Indenture”) between MRF and a trustee; and on January 21, 2021 further issued senior unsecured notes in an aggregate principal amount of $250,000 of 5.375% Senior Notes due December 4, 2029 at an issue price of
103.25
% of the principal amount (the “Additional 2029 MRF Senior Notes”) which were consolidated to form a single series with the Initial 2029 MRF Senior Notes (and together, the “2029 MRF Senior Notes”). The net

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET - continued
Melco Related
 - continued
MRF Senior Notes
 - continued

proceeds from the offering of the Initial 2029 MRF Senior Notes were used to repay the outstanding borrowing of the MRM Revolving Facility in full and to partially prepay the MRM Term Loan (as defined below). The net proceeds from the offering of the Additional 2029 MRF Senior Notes were used to fully repay the MN1 Revolving Facility.
On April 17, 2024, MRF issued senior unsecured notes in an aggregate principal amount of $750,000 of 7.625% Senior Notes due April 17, 2032 at an issue price of 100% of the principal amount (the “2032 MRF Senior Notes”) pursuant to an indenture, dated April 17, 2024 (the “2032 MRF Indenture”) between MRF and a trustee. The net proceeds from the offering of the 2032 MRF Senior Notes were used to partially repay the MN1 Revolving Facility.
The 2025 MRF Senior Notes, the 2026 MRF Senior Notes, the 2027 MRF Senior Notes, the 2028 MRF Senior Notes, the 2029 MRF Senior Notes and the 2032 MRF Senior Notes, are collectively referred to as the “MRF Senior Notes”. The 2025 MRF Indenture and, together with the 2026 MRF Indenture, the 2027 MRF Indenture, the 2028 MRF Indenture, the 2029 MRF Indenture and the 2032 MRF Indenture, are collectively referred to as the “MRF Indentures”.
There are no interim principal payments on the MRF Senior Notes and interest is payable semi-annually in arrears on each June 6 and December 6 with respect to the 2025 MRF Senior Notes, on each April 26 and October 26 with respect to the 2026 MRF Senior Notes, on each January 17 and July 17 with respect to the 2027 MRF Senior Notes, on each January 21 and July 21 with respect to the 2028 MRF Senior Notes, on each June 4 and December 4 with respect to the 2029 MRF Senior Notes and on each April 17 and October 17 with respect to the 2032 MRF Senior Notes.
The MRF Senior Notes are general obligations of MRF. Each series of the MRF Senior Notes rank equally in right of payment to all existing and future senior indebtedness of MRF, rank senior in right of payment to any existing and future subordinated indebtedness of MRF and are effectively subordinated to all of MRF’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of MRF’s subsidiaries. None of MRF’s subsidiaries guarantee the MRF Senior Notes.
Each of the MRF Indentures contains certain covenants, subject to certain exceptions and conditions, that limit the ability of MRF and its subsidiaries to, among other things, effect a consolidation or merger or sell assets. Each of the MRF Indentures also contains conditions and provides for customary events of default as well as early redemption options available to MRF during certain time periods and redemption options available to the MRF Senior Notes holders in certain events.
MRM Credit Facilities
On June 19, 2015, MRM (the “Borrower”) entered into
a
senior secured credit facilities agreement with Bank of China Limited, Macau Branch (in its capacity as the sole lender) (“BOC Macau”) (the “MRM Credit Facilities”), and following the cancellation of certain of its facilities commitments on May 7, 2020, the available commitments under the term loan facility (the “MRM Term Loan”) and the multicurrency revolving credit facility (the “MRM Revolving Facility”) are HK$1,000 (equivalent to $129) each. The MRM Term Loan and the MRM Revolving Facility are collateralized by a bank deposit of HK$2,130 (equivalent to $274).
Pursuant to the terms of a waiver letter from BOC Macau to the Borrower dated April 29, 2020 (the “Waiver Letter”), compliance with certain provisions of the MRM Credit Facilities were waived and BOC

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET - continued
Melco Related
 - continued
MRM Credit Facilities
 - continued

Macau agreed, among other things, to (i) extend the maturity date of the MRM Credit Facilities to June 24, 2022; (ii) change the repayment date of the MRM Term Loan to require full repayment on June 24, 2022 from originally being repayable in quarterly insta
l
lments according to an amortization schedule; (iii) change the interest rate of the borrowings; (iv) waive the requirement to comply with substantially all information undertakings, financial covenants, general undertakings and mandatory prepayment provisions; (v) waive the requirement to make substantially all of the representations; and (vi) waive certain current and/or future defaults and events of default that may arise under the terms of the MRM Credit Facilities, subject to certain conditions and terms.

Pursuant to the terms of certain extension request letters of the Waiver Letter dated April 6, 2022, December 14, 2022 and June 6, 2024, the maturity date of the MRM Credit Facilities, and the continuing applicability of the various waivers provided under the Waiver Letter, were further extended to December 31, 2022, June 24, 2024 and June 24, 2026, respectively (the “Extended Termination Date”). The MRM Term Loan, pursuant to the terms of the Waiver Letter (as amended and extended), is repayable in full on the Extended Termination Date (as amended and extended). Each loan made under the MRM Revolving Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent.
Borrowings under the MRM Credit Facilities bore interest at the
Hong Kong
Interbank
Offered Rate
(“HIBOR”) plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the MRM Borrowing Group (as described below). The Borrower is permitted to select an interest period for borrowings under the MRM Credit Facilities ranging from one to six months or any other agreed period. Pursuant to the terms of the Waiver Letter, borrowings under the MRM Credit Facilities bear interest at HIBOR plus a margin of 1%
per annum. As of December 31, 2024 and 2023, the interest rate was approximately 5.35% and 6.15%, respectively.
The indebtedness under the MRM Credit Facilities is guaranteed by MCO Nominee One Limited (“MN1”), a subsidiary of Melco, and certain of its subsidiaries as defined under the MRM Credit Facilities (other than the Borrower). Security for the MRM Credit Facilities includes: a first-priority interest in substantially all assets of the borrowing group which includes the Borrower and certain of its subsidiaries as defined under the MRM Credit Facilities (the “MRM Borrowing Group”), the issued share capital and equity interests and certain buildings, fixtures and equipment of the MRM Borrowing Group and certain other excluded assets and customary security.
Pursuant to the terms of the Waiver Letter, the provisions that limited certain payments of dividends and other distributions by the MRM Borrowing Group to companies or persons who were not members of the MRM Borrowing Group were waived.
Under the MRM Credit Facilities, in the event of a change of control, the Borrower may be required, at the election of any lender under the MRM Credit Facilities, to repay such lender in full. In addition, termination or rescission of MRM’s concession contract or land concessions would constitute an event of default. As with substantially all of the undertakings and covenants under the MRM Credit Facilities, however, these provisions are subject to a continuing waiver under the terms of the Waiver
Letter.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET - continued
Melco Related
 - continued
MRM Credit Facilities
 - continued

The Borrower is obligated to pay a commitment fee on the undrawn amount of the MRM Revolving Facility and recognized loan commitment fees of $1, $1 and $1 during the years ended December 31, 2024, 2023 and 2022, respectively.
As of December 31, 2024, the outstanding principal amount of the MRM Term Loan and the MRM Revolving Facility was HK$1,000 (equivalent to $129) and nil, respectively, and the available unused borrowing capacity under the MRM Revolving Facility was HK$1,000 (equivalent to $129).
MN1 Revolving Facility
On April 29, 2020, MN1 entered into a senior unsecured revolving credit facility agreement with a syndicate of banks (the “MN1 Revolving Facility”) for a HK$14,850,000 (equivalent to $1,915,947) with a term of five years and a maturity date of April 29, 2025. On April 8, 2024, the lenders approved an extension of the maturity date by two years to April 29, 2027.
Each loan made under the MN1 Revolving Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or can be rolled over subject to compliance with certain covenants and satisfaction of conditions precedent. MN1 is also subject to mandatory prepayment requirements in respect of various amounts as specified in the MN1 Revolving Facility. In the event of a change of control or if MRM’s concession contract or land concessions as defined under the MN1 Revolving Facility are terminated or otherwise expire on its terms, MN1 may be required, at the election of any lender under the MN1 Revolving Facility, to repay such lender in full.
The indebtedness under the MN1 Revolving Facility is guaranteed by MRM and MCO Investments Limited (“MINV”), a subsidiary of Melco.
The MN1 Revolving Facility contains certain covenants customary for such financings including, but not limited to, limitations on, except as permitted (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) the disposal of certain key assets; and (iv) carrying on businesses which are not the permitted business activities of MINV and its subsidiaries. The MN1 Revolving Facility also contains conditions and events of default customary for such financings and the financial covenants including a leverage ratio, total leverage ratio and interest cover ratio.
On June 29, 2023 (the “Effective Date”), certain provisions of the MN1 Revolving Facility were amended and restated (the “2023 Amendment and Restatement”) such that borrowings under the MN1 Revolving Facility denominated in US$ bear interest at the term Secured Overnight Financing Rate (“SOFR”) plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum, as adjusted in accordance with the interest period, and a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MN1 and certain of its specified subsidiaries. Prior to the Effective Date of the 2023 Amendment and Restatement, borrowings under the MN1 Revolving Facility denominated in US$ bore interest at the London Interbank Offered Rate plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MN1 and certain of its specified subsidiaries. Borrowings under the MN1 Revolving Facility denominated in HK$ bear interest at HIBOR plus a margin ranging from 1.00% to 2.00%
per annum as adjusted in accordance with the leverage ratio in respect of MN1 and certain of its specified subsidiaries. MN1 may select an interest period for borrowings

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET - continued
Melco Related
 - continued
MN1 Revolving Facility
 - continued

under the MN1 Revolving Facility ranging from one to six months or any other agreed period. As of December 31, 2024 and 2023, the weighted average interest rate was approximately 5.40% and 7.44%, respectively.
MN1 is
 obligated to pay a commitment fee on the undrawn amount of the MN1 Revolving Facility and recognized loan commitment fees of $
6,769
, $
3,954
and $
5,978
during the years ended December 31, 2024, 2023 and 2022, respectively.
On August 16, 2022, MN1 received confirmation that the majority of lenders of the MN1 Revolving Facility consented and agreed to a waiver extension of certain financial condition covenants contained in the facility agreement under the MN1 Revolving Facility, in respect of the relevant periods ended on the following applicable test dates: (a) March 31, 2023; (b) June 30, 2023; (c) September 30, 2023; (d) December 31, 2023; and (e) March 31, 2024. Such consent became effective on August 17, 2022.
As of December 31, 2024, the outstanding principal amount of the MN1 Revolving Facility was HK$1,229,000 (equivalent to $158,305), and the available unused borrowing capacity under the MN1 Revolving Facility was HK$13,621,000 (equivalent to $1,754,494).
Studio City Related
SCF Senior Notes
On July 15, 2020, Studio City Finance Limited (“SCF”), a subsidiary of Melco, issued two series of senior unsecured notes in an aggregate principal amount of $1,000,000, consisting of $500,000 of 6.000% Senior Notes due July 15, 2025
at an issue price of 100% of the principal amount
(the “2025 SCF Senior Notes”) and $500,000 of 6.500% Senior Notes due January 15, 2028
at an issue price of 100% of the principal amount (the “2028 SCF Senior Notes”) pursuant to an indenture, dated July 15, 2020 (the “2025 SCF Indenture”) among SCF, the guarantors and the trustee. The net proceeds from the offering of the 2025 SCF Senior Notes and the 2028 SCF Senior Notes were partially used to redeem in full the previous senior secured notes of Studio City Company Limited (“SCC”), a subsidiary of Melco, with the remaining amount used for capital expenditures of the remaining development project at Studio City.
On November 9, 2023, SCF initiated a cash tender offer (the “2023 Tender Offer”) which expired on December 8, 2023, subject to the terms and conditions, to purchase for up to an aggregate principal amount of $75,000 of the 2025 SCF Senior Notes and was subsequently amended to increase to $100,000 (the maximum tender amount). SCF purchased an aggregate principal amount of $100,000 of the 2025 SCF Senior Notes that were validly tendered (and not validly withdrawn) pursuant to the 2023 Tender Offer, as amended, and settled the transaction on November 28, 2023. On April 8, 2024, SCF initiated a cash tender offer (the “2024 Tender Offer”) which expired on May 6, 2024, subject to the terms and conditions, to purchase for up to an aggregate principal amount of $100,000 of the outstanding 2025 SCF Senior Notes and was subsequently amended to increase to $100,029 (the maximum tender amount). SCF purchased an aggregate principal amount of $100,029 of the 2025 SCF Senior Notes that were validly tendered (and not validly withdrawn) pursuant to the 2024 Tender Offer, as amended, and settled the transaction on April 24, 2024. Other than the 2023 Tender Offer and the 2024 Tender Offer, SCF repurchased an aggregate principal amount of $75,349 and $3,000 of the 2025 SCF Senior Notes during the years ended December 31, 2024 and 2023, respectively. The 2023 Tender Offer
,
 the 2024 Tender Offer and repurchases of the 2025 SCF Senior Notes during the years ended December 31, 2024 and 2023 included certain amounts purchased from related parties as disclosed in Note 22.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET - continued
Studio City Related
 - continued
SCF Senior Notes
 - continued

In connection with the 2023 Tender Offer and the 2024 Tender Offer and the repurchases of the 2025 SCF Senior Notes during the years ended December 31, 2024 and 2023, the Company recorded a loss on extinguishment of debt of $1,000 and a gain on extinguishment of debt of $1,611 during the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the outstanding principal amount of the 2025 SCF Senior Notes was $221,622.

The net carrying amount of $199,772 of the 2025 SCF Senior Notes is classified as non-current portion of long-term debt as of December 31, 2024 given the settlement of these obligations is not expected to require the use of working capital within one year and the Company has both the intent and ability, as evidenced by the SCC 2024 Revolving Facility
 (as defined below),
to refinance these obligations on a long-term basis.
On January 14, 2021, SCF issued senior unsecured notes in an aggregate principal amount of $750,000 of 5.000% Senior Notes due January 15, 2029
at an issue price of 100% of the principal amount (the “Initial 2029 SCF Senior Notes”) pursuant to an indenture, dated January 14, 2021 (the “2029 SCF Indenture”); and on May 20, 2021 further issued senior unsecured notes in an aggregate principal amount of
$350,000 of 5.000% Senior Notes due January 15, 2029
at an issue price of 101.50% of the principal amount (the “Additional 2029 SCF Senior Notes”) which were consolidated to form a single series with the Initial 2029 SCF Senior Notes (and together, the “2029 SCF Senior Notes”). The net proceeds from the offering of the Initial 2029 SCF Senior Notes were primarily used to fund the conditional tender offer and the remaining outstanding balance with accrued interest of previous senior notes of SCF in February 2021. The net proceeds from the offering of the Additional 2029 SCF Senior Notes were used to partially fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.
The 2025 SCF Senior Notes, the 2028 SCF Senior Notes and the 2029 SCF Senior Notes, are collectively referred to as the “SCF Senior Notes”. The 2025 SCF Indenture and, together with the 2029 SCF Indenture, are collectively referred to as the “SCF Indentures”.
There are no interim principal payments on the SCF Senior Notes and interest is payable semi-annually in arrears on each January 15 and July 15 with respect to each series of the SCF Senior Notes.
The SCF Senior Notes are general obligations of SCF. Each series of the SCF Senior Notes rank equally in right of payment to all existing and future senior indebtedness of SCF, rank senior in right of payment to any existing and future subordinated indebtedness of SCF and are effectively subordinated to all of SCF’s existing and future secured indebtedness (to the extent of the value of the property and assets securing such indebtedness).
All of the existing subsidiaries of SCF and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (the “SCF Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the SCF Senior Notes on a senior basis (the “SCF Senior Notes Guarantees”). The SCF Senior Notes Guarantees are general obligations of the SCF Senior Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the SCF Senior Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the SCF Senior Notes Guarantors. The SCF Senior Notes Guarantees are effectively subordinated to the SCF Senior Notes Guarantors’ obligations under all existing and any future secured indebtedness (to the extent of the value of such property and assets securing such indebtedness).

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET - continued
Studio City Related
 - continued
SCF Senior Notes
 - continued

Each of the SCF Indentures contains certain covenants, subject to certain exceptions and conditions, that limit the ability of SCF and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with affiliates; and (viii) effect a consolidation or merger. Each of the SCF Indentures also contains conditions and provides for customary events of default as well as early redemption options available to SCF during certain time periods and redemption options available to the SCF Senior Notes holders in certain events.
There are provisions under each of the SCF Indentures that limit or prohibit certain payments of dividends and other distributions by SCF and its restricted subsidiaries to companies or persons who are not SCF or its restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2024, the net assets of SCF and its restricted subsidiaries with amount of approximately $657,000 were restricted from being distributed under the terms of the SCF Senior Notes.
SCC Senior Notes
On February 16, 2022, SCC issued senior secured notes in an aggregate principal amount of
$
350,000
of
7.000
% Senior Notes due
February 15, 2027
at an issue price of 100% of the principal amount (the “2027 SCC Senior Notes”) pursuant to an indenture, dated February 16, 2022 (the “2027 SCC Indenture”) among SCC, the guarantors and the trustee. The net proceeds from the offering of the 2027 SCC Senior Notes were used to fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.
There are no interim principal payments on the 2027 SCC Senior Notes and interest is payable semi-annually in arrears on each February 15 and August 15.
The 2027 SCC Senior Notes are senior secured obligations of SCC, rank equally in right of payment to all existing and future senior indebtedness of SCC (although any liabilities in respect of obligations under the SCC Credit Facilities (as defined below) that are secured by common collateral securing the 2027 SCC Senior Notes will have priority over the 2027 SCC Senior Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of SCC and are effectively subordinated to SCC’s existing and future secured indebtedness that is secured by assets that do not secure the 2027 SCC Senior Notes, to the extent of the assets securing such indebtedness.
Studio City Investments Limited (“SCI”), a subsidiary of Melco, all of its existing subsidiaries (other than SCC) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the SCC Credit Facilities) (the “SCC Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2027 SCC Senior Notes on a senior basis (the “SCC Senior Notes Guarantees”). The SCC Senior Notes Guarantees are senior obligations of the SCC Senior Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the SCC Senior Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the SCC Senior Notes Guarantors. The SCC Senior Notes Guarantees are pari passu to the

SCC Senior Notes Guarantors’ obligations under the SCC Credit Facilities, and effectively subordinated to

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET - continued
Studio City Related
 - continued
SCC Senior Notes
 - continued

any future secured indebtedness that is secured by assets that do not secure the 2027 SCC Senior Notes and the SCC Senior Notes Guarantees, to the extent of the value of the assets.
The 2027 SCC Senior Notes are secured, on an equal basis with the SCC Credit Facilities, by substantially all of the material assets of SCI and its subsidiaries (although obligations under the SCC Credit Facilities that are secured by the common collateral securing the 2027 SCC Senior Notes will have priority over the 2027 SCC Senior Notes with respect to any proceeds received upon any enforcement action of such common collateral); in addition, in line with the SCC Credit Facilities, the 2027 SCC Senior Notes are also secured by certain specified bank accounts.
The 2027 SCC Indenture contains certain covenants, subject to certain exceptions and conditions, that limit the ability of SCC, SCI and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with affiliates; and (xi) effect a consolidation or merger. The 2027 SCC Indenture also contains conditions and provides for customary events of default as well as early redemption options available to SCC during certain time periods and redemption options available to the 2027 SCC Senior Notes holders in certain events.
There are provisions under the 2027 SCC Indenture that limit or prohibit certain payments of dividends and other distributions by SCC, SCI and their respective restricted subsidiaries to companies or persons who are not SCC, SCI and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2024, the net assets of SCI and its restricted subsidiaries with amount of approximately
$
585,000
were restricted from being distributed under the terms of the 2027 SCC Senior Notes.
SCC Credit Facilities
On March 15, 2021, SCC (the “SC Borrower”) amended the terms of its prior senior secured credit facilities agreement entered into with a syndicate of banks, including the extension of the maturity date of the HK
$234,000 (equivalent to $30,077) senior secured credit facilities (the “SCC 2016 Credit Facilities”), comprising a HK$1,000 (equivalent to $129) term loan facility (the “SCC 2016 Term Loan”) and a HK$233,000 (equivalent to $29,948)
revolving credit facility (the “SCC 2016 Revolving Facility”) to January 15, 2028. Changes have also been made to the covenants in order to align them with those of certain other financings at SCF, including amending the threshold sizes and measurement dates of the covenants. On November 29, 2024, SCC further amended the terms of the SCC 2016 Credit Facilities (the “2024 SCC Amendment and Restatement”), including the extension of the maturity date to
August 29, 2029
and change of interest rates. The SCC 2016 Term Loan shall be repaid on August 29, 2029 with no interim amortization payments. The SCC 2016 Revolving Facility is available up to the date that is one month prior to August 29, 2029.
Pursuant to the 2024 SCC Amendment and Restatement, borrowings under the SCC 2016 Credit Facilities denominated in US$ bear interest at term SOFR plus an applicable credit adjustment spread ranging from

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET - continued
Studio City Related
 - continued
SCC Credit Facilities
 - continued
0.06% to 0.20% per annum and a margin of 2.25% per annum; borrowings under the SCC 2016 Credit Facilities denominated in HK$ bear interest at HIBOR plus a margin of 2.25%
per annum. Prior to the effective of the 2024 SCC Amendment and Restatement, borrowings under the SCC 2016 Credit Facilities denominated in HK$ bore interest at HIBOR plus a margin of
4%
per annum. As of December 31, 2024 and 2023, the interest rate was approximately 6.83% and 9.27%, respectively. The SC Borrower may select an interest period for borrowings under the SCC 2016 Credit Facilities ranging from one to six months or any other agreed period. The SC Borrower is obligated to pay a commitment fee on the undrawn amount of the SCC 2016 Revolving Facility and recognized loan commitment fees of
$403, $417 and $417 during the years ended December 31, 2024, 2023 and 2022, respectively.
As of December 31, 2024, the outstanding principal amount of the SCC 2016 Term Loan and the SCC 2016 Revolving Facility were HK$1,000 (equivalent to $129) and nil, respectively, and the available unused borrowing capacity under the SCC 2016 Revolving Facility was HK$233,000 (equivalent to $30,012).
On November 29, 2024, SCC entered into a senior secured revolving credit facility agreement with a syndicate of banks (the “SCC 2024 Revolving Facility”) for HK$1,945,000 (equivalent to $250,273) with a term of five years and maturity date of November 29, 2029, with an option to increase the commitments in an amount not exceeding $100,000, subject to satisfaction of conditions precedent. The SCC 2024 Revolving Facility is available up to the date that is one month prior to the maturity date.
Borrowings under the SCC 2024 Revolving Facility can be denominated in US$ which bear interest at term SOFR or HK$ which bear interest at HIBOR, in both case plus an applicable margin ranging from
1.95% to 2.55
% per annum as adjusted in accordance with the leverage ratio. The SC Borrower may select an interest period for borrowings under the SCC 2024 Revolving Facility ranging from one to six months or any other agreed period.
The SC Borrower is obligated to pay a commitment fee on the undrawn amount of the SCC 2024 Revolving Facility and recognized loan commitment fees of $189 during the year ended December 31, 2024.
As of December 31, 2024, the outstanding principal amount of the SCC 2024 Revolving Facility was nil, and the available unused borrowing capacity under the SCC 2024 Revolving Facility was HK$1,945,000 (equivalent to $250,532).
The SCC 2016 Credit Facilities and the SCC 2024 Revolving Facility are collectively referred to as the “SCC Credit Facilities”.
The SCC 2016 Term Loan is collateralized by cash of HK$
1,013
(equivalent to $
130
).
The SC Borrower is subject to mandatory prepayment requirements in respect of various amounts of the SCC 2016 Revolving Facility and the SCC 2024 Revolving Facility; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the SC Borrower and certain of its subsidiaries as defined under the SCC Credit Facilities (the “SC Borrowing Group”), the SCC Credit Facilities are required to be repaid in full. In the event of a change of control, the SC Borrower may be required, at the election of any lender under the SCC Credit Facilities, to repay such lender in full (other than the principal amount of the SCC 2016 Term Loan).

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET - continued
Studio City Related
 - continued
SCC Credit Facilities
 - continued

The indebtedness under the SCC Credit Facilities is guaranteed by SCI and its subsidiaries (other than the SC Borrower). Security for the SCC Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The SCC Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants aligned with those of certain other financings at SCF. Certain specified bank accounts of MRM are pledged under SCC Credit Facilities and related finance documents. The SCC Credit Facilities are secured by substantially all of the material assets of SCI and its subsidiaries. Pursuant to the guarantee dated November 29, 2024 signed by SCIH, the indebtedness under the SCC 2024 Revolving Facility is also guaranteed by SCIH.
The SCC Credit Facilities contain certain covenants that, subject to certain exceptions and conditions, limit the ability of SCC, SCI and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with affiliates; and (xi) effect a consolidation or merger. The SCC Credit Facilities also contain conditions and events of default customary for such financings.
In addition, modification, expiry, or termination of the gaming concession of MRM in circumstances that have a material adverse effect on the SC Borrowing Group (as a whole) will allow lenders to elect for the mandatory prepayment of all outstanding loan amounts.
There are provisions
that limit certain payments of dividends and other distributions by the SC Borrowing Group to companies or persons who are not members of the SC Borrowing Group. As of December 31, 2024, the net assets of SCI and its restricted subsidiaries of approximately $585,000 were restricted from being distributed under the terms of the SCC Credit Facilities.
MRP Related
MRP Credit Facility
On October 14, 2015, Melco Resorts and Entertainment (Philippines) Corporation (“MRP”), a subsidiary of Melco, entered into an on-demand,
unsecured credit facility agreement of Philippine Pesos (“PHP”) 2,350,000 (equivalent to $49,824), as amended from time to time (the “MRP Credit Facility”) with a lender to finance advances to Melco Resorts Leisure (PHP) Corporation (“MRL”), a subsidiary of Melco. The available drawdown currencies under the MRP Credit Facility are PHP and US$. As of December 31, 2024, the MRP Credit Facility availability period, as amended from time to time, is up to June 30, 2025, and the maturity date of each individual drawdown, as amended from time to time, to be the earlier of: (i) the date which is 360 days from the date of drawdown, and (ii) the date which is 360 days after the end of the availability period. The individual drawdowns under the MRP Credit Facility are subject to certain conditions precedent, including issuance of a promissory note in favor of the lender evidencing such drawdown. As of December 31, 2024, borrowings under the MRP Credit Facility bear interest, as amended from time to time, at the higher of: (i) the PHP BVAL Reference Rate of the selected interest period plus the

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET - continued
MRP Related
 - continued
MRP Credit Facility
 - continued

applicable margin to be mutually agreed by the bank and the borrower at the time of drawdown, and (ii) Philippines Term Deposit Facility Rate of the selected interest period plus the applicable margin to be mutually agreed by the bank and the borrower at the time of drawdown, such rate to be set one business day prior to the relevant interest period.
 The MRP Credit Facility includes a tax
gross-up
provision requiring MRP to pay without any deduction or withholding for or on account of tax.
As of December 31, 2024, the MRP Credit Facility had not yet been drawn and the available unused borrowing capacity
was PHP2,350,000 (equivalent to $40,507).
Scheduled Maturities of Long-term Debt
Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2024 are as follows:

Year ending December 31,
2025	$1,221,622
2026	500,129
2027	1,108,305
2028	1,350,000
2029	2,250,129
Over 2029	750,000

$7,180,185

12.	LEASES
Lessee Arrangements
The Company is the lessee under operating and finance leases for equipment and real estate, including the land and certain of the building structures for City of Dreams Manila under the MRP Lease Agreement as described in Note 20, Cyprus casino sites, Mocha Clubs sites, the Sri Lanka Casino under the Sri Lanka Lease Agreement, office spaces, warehouses, staff quarters, and certain parcels of land in Macau on which City of Dreams, Altira Macau and Studio City are located. Certain lease agreements provide for periodic rental increases based on both contractually agreed incremental rates and on the general inflation rate once agreed by the Company and its lessors and, in some cases, contingent rental expenses stated as a percentage of turnover or calculated based on certain performance indicator. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contracts in Macau have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contracts in Macau is 40 years.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

12.	LEASES - continued
Lessee Arrangements
 - continued

The components of lease costs are as follows:

	Year Ended December 31,
	2024	2023	2022
Operating lease costs:
Amortization of land use rights	$19,956	$22,670	$22,662
Operating lease costs	22,613	18,434	14,614
Short-term lease costs	1,028	342	720
Variable lease costs	6,494	2,684	1,902
Finance lease costs:
Amortization of right-of-use assets	5,265	5,336	12,928
Interest costs	22,399	24,562	25,371

Total lease costs	$77,755	$74,028	$78,197

Other information related to lease terms and discount rates is as follows:

	December 31,
	2024	2023
Weighted average remaining lease term
Operating leases	18.9 years	18.0 years
Finance leases	8.5 years	9.5 years
Weighted average discount rate
Operating leases	14.52%	6.66%
Finance leases	10.70%	10.70%
Maturities of lease liabilities as of December 31, 2024 are as follows:

	Operating Leases	Finance Leases
Year ending December 31,
2025	$19,546	$35,810
2026	17,266	35,810
2027	15,294	35,810
2028	16,847	35,810
2029	13,668	35,810
Over 2029	170,426	126,393

Total future minimum lease payments	253,047	305,443
Less: amounts representing interest	(153,784)	(105,688)

Present value of future minimum lease payments	99,263	199,755
Current portion	(18,590)	(33,817)

Non-current portion	$80,673	$165,938

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

12.	LEASES - continued

Lessor Arrangements
The Company is the lessor under
non-cancellable
operating leases mainly for mall spaces in the sites of City of Dreams, City of Dreams Manila, Studio City and City of Dreams Mediterranean with various retailers that expire at various dates through June 2037. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.
During the years ended December 31, 2024, 2023 and 2022, the Company earned minimum operating lease income of $47,394, $45,210 and $41,633, respectively, and contingent operating lease income of $10,090, $7,810 and $265, respectively. Total lease income for the years ended December 31, 2024, 2023 and 2022 were reduced by nil, $52 and $3,076, respectively, as a result of the rent concessions in prior periods

related to the effects of the
COVID-19
outbreak.
Future minimum fees, excluding the contingent fees to be received under non-cancellable
operating leases as of December 31, 2024 were as follows:

Year ending December 31,
2025	$58,276
2026	31,831
2027	8,586
2028	3,769
2029	1,043
Over 2029	1,892

$105,397

13.	FAIR VALUE MEASUREMENTS
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

The fair values as of December 31, 2024 and 2023 for the long-lived assets impairment of Altira Macau as described in Note 2(m) were estimated by using level 3 inputs based on a combination of income and cost approaches.
The estimated fair values of long-term debt as of December 31, 2024 and 2023, were approximately $6,883,455 and $6,975,901, respectively, as compared to their carrying values, excluding unamortized deferred financing costs and original issue premiums, of $7,180,185 and $7,499,771, respectively. Fair values for the senior notes were estimated based on recent trades, if available, and indicative pricing from market information and were classified as level 2 in the fair value hierarchy. Fair values for the credit facilities approximated their carrying values as the instruments carried variable interest rates that approximated the market rates and were classified as level 2 in the fair value hierarchy.
As of December 31, 2024 and 2023, the Company did not have any
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
No ordinary shares were issued by Melco to its depositary bank for future vesting of restricted shares and exercise of share options during the years ended December 31, 2024, 2023 and 2022.
Melco issued

10,006,209
,
16,254,282
and
14,720,040
ordinary shares upon vesting of restricted shares; and

nil
,
82,242
and
nil
ordinary shares upon exercise of share options during the years ended December 31, 2024, 2023 and 2022, respectively.
On June 2, 2021, the Board of Directors of Melco authorized the repurchase of Melco’s ordinary shares and/or ADSs of up to an aggregate of $500,000 over a three-year period which commenced on June 2, 2021 and expired on June 2, 2024

under a share repurchase program (the “2021 Share Repurchase Program”). Purchases under the 2021 Share Repurchase Program might be made from time to time on the open market at prevailing market prices, including pursuant to a trading plan in accordance with Rule
10b-18
and/or Rule
10b5-1
of the U.S. Securities Exchange Act, and/or in privately-negotiated transactions. The timing and the amount of ordinary shares and/or ADSs purchased were determined by Melco’s management based on its evaluation of market conditions, trading prices, applicable securities laws and other factors. The 2021 Share Repurchase Program might be suspended, modified or terminated by Melco at any time prior to its expiration.
On June 3, 2024, the Board of Directors of Melco authorized the repurchase of Melco’s ordinary shares and/or ADSs of up to an aggregate of $500,000 over a three-year period which commenced on June 3, 2024 and will expire on June 3, 2027 under a share repurchase program (the “2024 Share Repurchase Program”) and replaced the 2021 Share Repurchase Program which had expired. Purchases under the 2024 Share Repurchase Program may be made from time to time on the open market at prevailing market prices, including pursuant to a trading plan in accordance with Rule 10b-18 and/or Rule 10b5-1 of the U.S.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	CAPITAL STRUCTURE - continued
Treasury Shares
 - continued

Securities Exchange Act, and/or in privately-negotiated transactions. The timing of the purchases and the amount of shares and/or ADSs purchased will be determined by Melco’s management based on its evaluation of market conditions, trading prices, applicable securities laws and other factors. The 2024 Share Repurchase Program may be suspended, modified or terminated at any time, and Melco has no obligation to repurchase any amounts under the program.
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
During the year ended December 31, 2024, 20,712,895 ADSs, equivalent to 62,138,685 ordinary shares were repurchased under the 2024 Share Repurchase Program, of which 53,138,685 ordinary shares repurchased were retired. Other than the 2023 Share Repurchase and the 2023 Share Retirement as described above, no ordinary shares were repurchased and retired during the year ended December 31, 2023. In addition to the 2022 Share Repurchase and the 2022 Share Retirement as described above, 5,929,076 ADSs, equivalent to 17,787,228 ordinary shares were repurchased under the 2021 Share Repurchase Program, of which 1,500,000 ordinary shares repurchased were retired during the year ended December 31, 2022.
As of December 31, 2024 and 2023, Melco had 1,351,540,382 and 1,404,679,067
issued ordinary shares; and
92,402,083 and 93,408,292 treasury shares, with 1,259,138,299 and 1,311,270,775 ordinary shares outstanding, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

15.	INCOME TAXES
L
oss before income tax consisted of:

	Year Ended December 31,
	2024	2023	2022
Macau operations	$438,047	$11,021	$(720,470)
Hong Kong operations	(499,077)	(474,862)	(400,725)
Philippine operations	72,211	86,910	28,204
Cyprus operations	(7,295)	(29,171)	3,152
Other jurisdictions operations	(10,235)	4,194	(2,092)

Loss before income tax	$(6,349)	$(401,908)	$(1,091,931)

The income tax expense consisted of:

	Year Ended December 31,
	2024	2023	2022
Income tax expense - current:
Macau Complementary Tax	$7,773	$—	$9
Payments in lieu of Macau Complementary Tax on dividends	7,021	5,650	2,342
Hong Kong Profits Tax	185	11,613	528
Philippine Corporate Income Tax	—	4	5
Philippine withholding tax on dividends	5,515	2,566	—
Income tax in other jurisdictions	31	66	219

Sub-total	20,525	19,899	3,103

(Over) under provision of income taxes in prior years:
Macau Complementary Tax	46	(511)	(560)
Payments in lieu of Macau Complementary Tax on dividends	(14)	(1,327)	—
Hong Kong Profits Tax	(1,035)	(450)	(4)
Philippine Corporate Income Tax	479	(157)	300
Income tax in other jurisdictions	(227)	50	98

Sub-total	(751)	(2,395)	(166)

Income tax expense (benefit) - deferred:
Macau Complementary Tax	(337)	(7,931)	(768)
Hong Kong Profits Tax	640	(154)	3,276
Philippine Corporate Income Tax	959	3,366	(258)
Cyprus Corporate Income Tax	575	589	(578)
Income tax in other jurisdictions	(1)	48	627

Sub-total	1,836	(4,082)	2,299

Total income tax expense	$21,610	$13,422	$5,236

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

15.	INCOME TAXES - continued

A reconciliation of the income tax expense from loss before income tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2024	2023	2022
Loss before income tax	$(6,349)	$(401,908)	$(1,091,931)
Macau Complementary Tax rate	12%	12%	12%
Income tax benefit at Macau Complementary Tax rate	(762)	(48,229)	(131,032)
Payments in lieu of Macau Complementary Tax on dividends	7,021	5,650	2,342
Effect of different tax rates of subsidiaries operating in other jurisdictions	(14,719)	(13,422)	(12,271)
Over provision in prior years	(751)	(2,395)	(166)
Effect of income for which no income tax expense is payable	(29,371)	(14,178)	(11,727)
Effect of expenses for which no income tax benefit is receivable	95,116	80,455	70,687
Effect of profits generated by gaming operations exempted	(92,598)	(75,403)	(25,700)
Effect of tax losses that cannot be carried forward	—	—	15,553
Changes in valuation allowances	24,123	27,004	48,122
Expired tax losses	33,551	53,940	49,428

Income tax expense	$21,610	$13,422	$5,236

Melco and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, while Melco is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Macau, Hong Kong, the Philippines, Cyprus, Sri Lanka and other jurisdictions are subject to Macau Complementary Tax, Hong Kong Profits Tax, Philippine Corporate Income Tax, Cyprus Corporate Income Tax, Sri Lanka Corporate Income Tax and income tax in other jurisdictions, respectively, during the year ended December 31, 2024, and Macau Complementary Tax, Hong Kong Profits Tax, Philippine Corporate Income Tax, Cyprus Corporate Income Tax and income tax in other jurisdictions, respectively, during the years ended December 31, 2023 and 2022.
Macau Complementary Tax, Hong Kong Profits Tax, Cyprus Corporate Income Tax and income tax in other jurisdictions have been provided at 12%, 16.5%, 12.5% and the respective tax rates in other jurisdictions, on the estimated taxable income earned in or derived from the respective jurisdictions, respectively, during the years ended December 31, 2024, 2023 and 2022, if applicable.
In the Philippines, the Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) took effect on April 11, 2021. CREATE reduced the minimum corporate income tax rate

in the Philippines from 2% to 1% for the period from July 1, 2020 to June 30, 2023 and the corporate income tax rate in the Philippines from 30% to 25% starting July 1, 2020.
The subsidiaries incorporated in Sri Lanka are subject to Sri Lanka corporate income tax of 40% on profits from betting and gaming activities while profits of other businesses are subject to tax of 30% on profit earned in or derived from Sri Lanka and abroad.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

15.	INCOME TAXES - continued

Pursuant to Dispatches of the Macau Chief Executive dated February 17, 2022 and September 1, 2022, MRM was granted an extension of the Macau Complementary Tax exemption on profits generated from gaming operations under the previous gaming subconcession for the period from January 1, 2022 to June 26, 2022 and from June 27, 2022 to December 31, 2022, respectively. MRM continues to benefit from the Macau Complementary Tax exemption on profits generated from gaming operations under the Concession for the period of five years from 2023 to 2027 pursuant to a Dispatch of the Macau Chief Executive dated January 29, 2024. MRM’s non-gaming profits are subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with the Concession effective on January 1, 2023. Studio City Entertainment Limited (“SCE”), a subsidiary of Melco, applied for an extension of the Macau Complementary Tax exemption on profits generated from income from MRM for 2022 under the previous gaming subconcession and for the period of 10 years from 2023 to 2032 under the Concession to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. These applications are subject to the discretionary approval of the Macau government. The application for the Macau Complementary Tax exemption for 2023 to 2032 was confirmed to be rejected in September 2024. The dividend distributions of SCE from income tax exempted profits to its shareholders continue to be subject to the Macau Complementary Tax.

The gaming operations of MRL, the operator of City of Dreams Manila, are exempt from Philippine Corporate Income Tax, among other taxes, pursuant to the Philippine Amusement and Gaming Corporation (“PAGCOR”) charter as a result of its payment of the 5% franchise tax based on gross gaming revenue in the Philippines, in lieu of all other taxes. MRL is also subject to license fees in accordance with the PAGCOR charter.
Had MRM and MRL not have been entitled to the income tax exemption on profits generated by gaming operations for the year ended December 31, 2024 in Macau and the Philippines, respectively, the Company’s consolidated net income attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2024 would have been decreased by $92,463 and diluted net income attributable to Melco Resorts & Entertainment Limited per share would have been decreased by
$
0.071
per share. Had MRM and MRL not have been entitled to the income tax exemption on profits generated by gaming operations for the year ended December 31, 2023 in Macau and the Philippines, respectively, and if SCE’s application for the extended exemption from Macau Complementary Tax on profits generated from income received from MRM were rejected during the year ended December 31, 2023, the Company’s consolidated net loss attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2023 would have been increased by
$
75,190
and diluted net loss attributable to Melco Resorts & Entertainment Limited per share would have been increased by
$
0.057
per share. During the year ended December 31, 2022, MRM and SCE in Macau did not have any profits generated by gaming operations exempted from Macau Complementary Tax, while had MRL not received the income tax exemption on profits generated by gaming operations in the Philippines, the Company’s consolidated net loss attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2022 would have been increased by
$
25,252
and diluted net loss attributable to Melco Resorts & Entertainment Limited per share would have been increased by
$
0.018
per share.
In December 2022 and March 2023, MRM
received an extension of the
agreements with the Macau government for an amount of MOP4,000 (equivalent to $497) and MOP4,167 (equivalent to $518)
in relation to the payments in lieu of Macau Complementary Tax which would otherwise be borne by the shareholders of MRM on dividend distributions from gaming profits (“Payments in lieu of Macau Complementary Tax on Dividend Distributions”) for the period from January 1, 2022 to June 26, 2022 and from June 27, 2022 to December 31, 2022, respectively, under the previous gaming subconcession. Such

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

15.	INCOME TAXES - continued

payments were required regardless of whether dividends were actually distributed or whether MRM had distributable profits in the relevant year. In February 2024, MRM entered into an agreement with the Macau government in relation to the Payments in lieu of Macau Complementary Tax on Dividend Distributions from January 1, 2023 to December 31, 2025. During the years ended December 31, 2024 and 2023, an estimated amount of $7,021 and $5,650 was provided for such arrangement, respectively.
Global Anti-Base Erosion Model Rules (“Pillar Two”) have been enacted or substantively enacted in certain jurisdictions where the Company operates. Pillar Two is effective for the Company’s financial year beginning on or after January 1, 2024. The Company is in scope of the enacted or substantively enacted legislation and has performed an assessment of the Company’s potential exposure to Pillar Two income taxes.
The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country
reporting and financial statements for the constituent entities in the Company. Based on the assessment, the Pillar Two transitional safe harbor relief will apply or the effective tax rates are above

15
%
in 2024. Based on management’s best estimate, the Company does not have exposure to Pillar Two top-up
taxes for the year ended December 31, 2024.
The effective tax rates for the years ended December 31, 2024, 2023 and 2022 were (340.37)%, (3.34)% and (0.48)%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12%, where the majority of the Company’s operations are located, primarily due to the effects of expired tax losses, expenses for which no income tax benefit is receivable, income for which no income tax expense is payable, changes in valuation allowances, profits generated by gaming operations being exempted from Philippine Corporate Income Tax and different tax rates of subsidiaries operating in other jurisdictions for the relevant years together with the effect of certain profits generated by gaming operations being exempted from Macau Complementary Tax for the years ended December 31, 2024 and 2023; and the effect of tax losses that cannot be carried forward for the year ended December 31, 2022.
The net deferred tax liabilities as of December 31, 2024 and 2023 consisted of the following:

	December 31,
	2024	2023
Deferred tax assets:
Net operating losses carried forward	$216,542	$205,189
Depreciation and amortization	247,041	157,667
Lease liabilities	39,101	29,277
Other	19,300	16,936

Sub-total	521,984	409,069
Valuation allowances	(477,834)	(374,623)

Total deferred tax assets	44,150	34,446

Deferred tax liabilities:
Right-of-use assets	(20,366)	(9,471)
Land use rights	(35,546)	(36,513)
Intangible assets	(8,800)	(9,718)
Unrealized capital allowances	(3,446)	(4,405)
Other	(12,700)	(9,298)

Total deferred tax liabilities	(80,858)	(69,405)

Deferred tax liabilities, net	$(36,708)	$(34,959)

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

15.	INCOME TAXES - continued
As of December 31, 2024 and 2023, valuation allowances of $477,834 and $374,623 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2024, adjusted operating tax losses carried forward of $5,470 have no expiry date and the remaining amount of adjusted operating tax losses carried forward of $1,427,622 will expire by 2025 through 2034. Adjusted operating tax losses carried forward of $279,594 expired during the year ended December 31, 2024.
Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
Aggregate undistributed earnings of certain of Melco’s foreign subsidiaries available for distribution to Melco of approximately $745,397 and $745,694 as of December 31, 2024 and 2023, respectively, are considered to be indefinitely reinvested
.
 Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to Melco. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, Melco would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $89,448 and $89,483 as of December 31, 2024 and 2023, respectively.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is presented as follows:

	Year Ended December 31,
	2024	2023	2022

At beginning of year	$27,332	$22,940	$16,342
Additions based on tax positions related to current year	8,056	756	6,810
Additions based on tax positions related to prior year	50	4,984	—
Reductions due to expiry of the statute of limitations	(1,989)	(1,348)	(212)

At end of year	$33,449	$27,332	$22,940

The total
amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate were $33,449 and $27,332 as of December 31, 2024 and 2023, respectively.
As of December 31, 2024 and 2023, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.
Melco and its subsidiaries’ major tax jurisdictions are Macau, Hong Kong, the Philippines, Cyprus and Sri Lanka. Income tax returns of Melco and its subsidiaries remain open and subject to examination by the local tax authorities of Macau, Hong Kong, the Philippines, Cyprus and Sri Lanka until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau, Hong Kong, the Philippines, Cyprus and Sri Lanka
are five years, six years, three years
,
 six years
 and
two and a half years
,
respectively.

16.	SHARE-BASED COMPENSATION
2011 Share Incentive Plan
Melco adopted a share incentive plan in 2011 (the “2011 Share Incentive Plan”), effective on December 7, 2011, which had been subsequently amended and restated, for grants of various share-based awards,

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
Share Options
A summary of the share options activity under the 2011 Share Incentive Plan for the year ended December 31, 2024, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2024	2,689,647	$5.93
E xpired	(394,014)	7.15

Outstanding as of December 31, 2024	2,295,633	$5.72	4.43	$—

Fully vested and exercisable as of December 31, 2024	2,295,633	$5.72	4.43	$—

The following information is provided for share options under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2024	2023	2022
Proceeds from the exercise of share options	$—	$58	$—

Intrinsic value of share options exercised	$—	$7	$—

As of December 31, 2024, there were no unrecognized compensation costs related to share options under the 2011 Share Incentive Plan.
Restricted Shares
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
2011 Share Incentive Plan
 - continued
Restricted Shares
 - continued

with reference to the market closing price of Melco’s ADSs trading on the Nasdaq Global Select Market on the date of grant, were recognized as a deemed distribution to Melco International in respect of share-based compensation against retained earnings over the vesting period. Deemed distributions to Melco International in respect of these restricted shares of $143
a
n
d

$
136

were recognized during the year
s
ended December 31, 2022

a
nd 2021
. During the year ended December 31, 2022, the reimbursement from Melco International of $279 for restricted shares granted to employees of an affiliated company were recognized as an increase in additional paid-in
capital of the Company as deemed contribution from Melco International in respect of these restricted shares, with a corresponding increase in receivable from affiliated companies in the consolidated balance sheet.
A summary of the restricted shares activity under the 2011 Share Incentive Plan for the year ended December 31, 2024, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2024	1,826,838	$6.81
Vested	(1,814,232)	6.81
Forfeited	(12,606)	6.89

Unvested as of December 31, 2024	—	$—

The following information is provided for restricted shares under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2024	2023	2022
Grant date fair value of restricted shares vested	$12,359	$28,638	$54,424

As of December 31, 2024, there were no unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan.
2021 Share Incentive Plan
Melco adopted the 2021 Share Incentive Plan, effective on December 6, 2021, which was subsequently amended on June 13, 2024 to bring the plan in line with applicable listing rules in Hong Kong that impact Melco International, for grants of various share-based awards, including but not limited to, options to purchase Melco’s ordinary shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of the Company and its affiliates. The maximum term of an award is
10
years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2021 Share Incentive Plan may be increased from time to time, provided that the maximum aggregate number of Melco’s ordinary shares which may be issued under the 2021 Share Incentive Plan shall not be more than
10
% of the total number of the issued share capital of Melco on the date the plan limit is approved by the shareholders of Melco International in accordance with the applicable

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued
2021 Share Incentive Plan
 - continued

listing rules in Hong Kong. As of December 31, 2024, there were 90,868,413 ordinary shares available for grants of various share-based awards under the 2021 Share Incentive Plan.
Share Options
During the years ended December 31, 2024, 2023 and 2022, the exercise prices for share options granted under the 2021 Share Incentive Plan were determined at the market closing prices of Melco’s ADSs trading on the Nasdaq Global Select Market on the dates of grant. These share options became exercisable over vesting periods of one
to three years. The share options granted expire 10 years from the date of grant.
The Company uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with certain assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of Melco’s ADSs trading on the Nasdaq Global Select Market. Expected term is based upon the vesting term or the historical expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.
The fair values of share options granted under the 2021 Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions:

	Year Ended December 31,
	2024	2023	2022
Expected dividend yield	2.50%	2.50%	2.50%
Expected stock price volatility	60.00%	58.67%	51.00%
Risk-free interest rate	4.36%	3.39%	2.69%
Expected term (years)	5.1	5.1	5.1
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
2021 Share Incentive Plan
 - continued
Share Options
 - continued

reference to the market closing price of Melco’s ADSs trading on the Nasdaq Global Select Market on the Modification Date, over the fair value of the Cancelled Share Options that were granted during 2013 to 2021 immediately before the exchange. The incremental share-based compensation expenses and the unrecognized compensation costs remaining from the Cancelled Share Options are being recognized over the new vesting periods of the Replacement Share Options and Replacement Restricted Shares. The weighted average fair value of the Replacement Share Options at the Modification Date was $0.82.
The fair values of the Replacement Share Options
granted under the 2021 Share Incentive Plan were estimated on the Modification Date using the following weighted average assumptions:

Expected dividend yield	2.50%
Expected stock price volatility	52.50%
Risk-free interest rate	2.75%
Expected term (years)	4.6
A summary of the share options activity under the 2021 Share Incentive Plan for the year ended December 31, 2024, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2024	5,451,327	$2.52
Granted	1,815,498	2.52
Forfeited	(76,167)	2.47

Outstanding as of December 31, 2024	7,190,658	$2.52	7.79	$—

Fully vested and expected to vest as of December 31, 2024	7,190,658	$2.52	7.79	$—

Exercisable as of December 31, 2024	4,387,266	$2.49	7.27	$—

The following information is provided for share options under the 2021 Share Incentive Plan:

	Year Ended December 31,
	2024	2023	2022
Weighted average grant date fair value (excluding the options granted under the Option Exchange Program)	$1.16	$1.82	$0.94

Proceeds from the exercise of share options	$—	$168	$—

Intrinsic value of share options exercised	$—	$120	$—

As of December 31, 2024, there were $1,851 unrecognized compensation costs related to share options under the 2021 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 2.03 years.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued
2021 Share Incentive Plan
 - continued

Restricted Shares
Certain restricted shares were approved by Melco to be granted under the 2021 Share Incentive Plan to the eligible management personnel of the Company in lieu of the 2022 bonus for their services performed during 2022. A total of 4,350,111 restricted shares were granted and vested immediately on April 5, 2023 (the “2022 Bonus Shares”) with the grant date fair value of $12.38 per ADS or $4.13 per share, which was the closing price of Melco’s ADSs trading on the Nasdaq Global Select Market on the date of grant. Based on the estimated bonus amount, share-based compensation expenses of $17,926, of which $680 were capitalized, were recognized for such grant during the year ended December 31, 2022.
Other than the restricted shares granted under the 2022 Bonus Shares as described above, the fair values for restricted shares granted under the 2021 Share Incentive Plan during the years ended December 31, 2024, 2023 and 2022, with vesting periods of generally five months to three years, were determined with reference to the market closing prices of Melco’s ADSs trading on the Nasdaq Global Select Market on the dates of grant or the Modification Date.
A summary of the restricted shares activity under the 2021 Share Incentive Plan for the year ended December 31, 2024, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date or Modification Date Fair Value
Unvested as of January 1, 2024	17,087,046	$3.08
Granted	12,478,449	2.49
Vested	(8,879,376)	2.82
Forfeited	(432,252)	2.87

Unvested as of December 31, 2024	20,253,867	$2.83

The following information is provided for restricted shares under the 2021 Share Incentive Plan:

	Year Ended December 31,
	2024	2023	2022
Weighted average grant date fair value (excluding the options granted under the Option Exchange Program)	$2.49	$4.12	$2.35

Grant date fair value of restricted shares vested	$24,996	$36,732	$12,967

As of December 31, 2024, there were $35,358 unrecognized compensation costs related to restricted shares under the 2021 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.81 years.
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
MRP Share Incentive Plan
 - continued

to, options to purchase MRP common shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of MRP and its subsidiaries, and the Company and its affiliates. The maximum term of an award is 10 years from the date of grant. The maximum aggregate number of common shares to be available for all awards under the MRP Share Incentive Plan was 442,630,330 shares (before the Reverse Stock Split as disclosed in Note 24) with up to 5% of the issued capital stock of MRP from time to time over 10 years. The MRP Share Incentive Plan expired on June 24, 2023.
Share Options
As of December 31, 2024 and 2023, there were no outstanding share options
and
unrecognized compensation costs
related to share options
under the MRP Share Incentive Plan.
There were no share options granted under the MRP Share Incentive Plan during the years ended December 31,
2023 and 2022 before its expiration or exercised during the years ended December 31, 2024, 2023 and 2022.

Restricted Shares
As of December 31, 2024 and 2023, there were no
unvested restricted shares and
unrecognized compensation costs
related to restricted shares under the MRP Share Incentive Plan.
There were no
restricted shares granted or vested under the MRP Share Incentive Plan before its expiration during the years ended December 31, 2023 and 2022.

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
Melco International Share Incentive Plan
 - continued

representing capital contribution from Melco International. No share-based compensation expenses related to share-based awards under the Melco International Share Incentive Plan were recognized during the years ended December 31, 2024 and 2023.
The share-
based
compensation expenses for the Company were recognized as follows:

	Year Ended December 31,
	2024	2023	2022
Share-based compensation expenses:

2011 Share Incentive Plan	$1,883	$10,343	$38,823

2021 Share Incentive Plan	26,620	26,092	32,803

Melco International Share Incentive Plan	—	—	2,865

Total share-based compensation expenses	28,503	36,435	74,491

Less: Share-based compensation expenses capitalized in property and equipment	(1,135)	(962)	(2,682)

Share-based compensation expenses recognized in general and administrative expenses	$27,368	$35,473	$71,809

17.	EMPLOYEE BENEFIT PLANS
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
During the years ended December 31, 2024, 2023 and 2022, the Company’s contributions into the defined contribution retirement benefits schemes were $36,310, $32,041 and $26,688, respectively.

18.	DISTRIBUTION OF PROFITS
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
25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2024 and 2023, the aggregate balance of the legal reserves amounted to $36,793 and $31,525, respectively.
The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and credit facility agreements, and disclosed in Note 11 under each of the respective borrowings.

19.	DIVIDENDS
During the years ended December 31, 2024, 2023 and 2022, the Company did not declare any dividends on the ordinary shares.

20.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA
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
(the “Licensees”) namely, MPHIL Holdings No. 1 Corporation, a subsidiary of MRP, and its subsidiaries including MRL (collectively the “MPHIL Holdings Group”), SM Investments Corporation (“SMIC”), Belle Corporation (“Belle”) and PremiumLeisure and Amusement, Inc. (“PLAI”) (SMIC, Belle and PLAI are collectively referred to as the “Philippine Parties”) for the establishment and operation of City of Dreams Manila, with MRL, a co-licensee,
as the “special purpose entity” to operate the casino business and as representative for itself and on behalf of the other co-licensees
in dealings with PAGCOR. The Regular License has the same terms and conditions as the provisional license, and is valid until July 11, 2033. Further details of the terms and commitments under the Regular License are included in Note 21(b).

(b)	Cooperation Agreement
The Licensees and certain of its subsidiaries entered into a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which govern the rights and obligations of the Licensees. Under the Cooperation Agreement, MRL is appointed as the sole and exclusive representative of the Licensees in connection with the Regular License and is designated as the operator to operate and manage City of Dreams Manila. Further details of the commitments under the Cooperation Agreement are included in Note 21(b).

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

20.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

(c)	Operating Agreement
The Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of City of Dreams Manila by MRL. Under the Operating Agreement, MRL is appointed as the sole and exclusive operator and manager of City of Dreams Manila, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the operation and management of City of Dreams Manila (including the gaming and non-gaming
operations). The Operating Agreement also includes terms of certain monthly payments to PLAI from MRL, based on the performance of gaming operations of City of Dreams Manila and is included in payments to the Philippine Parties in the accompanying consolidated statements of operations, and further provides that MRL has the right to retain all revenues from non-gaming
operations of City of Dreams Manila.
As a result of the disruptions and impact caused by the
COVID-19
outbreak, on March 22, 2021,
MRL and PLAI entered into a supplemental agreement to the Operating Agreement where the monthly payments paid or payable by MRL from 2019 to 2022 were adjusted.

(d)	MRP Lease Agreement
MRL and Belle entered into a lease agreement, as amended from time to time (the “MRP Lease Agreement”) under which Belle agreed to lease to MRL the land and certain of the building structures for City of Dreams Manila. The leased property is used by MRL and any of its affiliates exclusively as a hotel, casino and resort complex.
On

August 19, 2022
and
October 31, 2022
, MRL and Belle entered into supplemental agreements to the MRP Lease Agreement to make certain adjustments to the rental payments paid or payable by MRL from 2022 to 2033.

21.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments
As of December 31, 2024, the Company had capital commitments mainly for the construction and acquisitions of property and equipment for Studio City, City of Dreams and Sri Lanka Casino totaling
 $101,888.

(b)	Other Commitments
Concession - Macau
Under the Concession awarded by the Macau government to MRM on December 16, 2022, in addition to the fixed premium and variable premiums, as well as the Fee (see Note 7), MRM is obligated to pay the Macau government the following:

i)	A special gaming tax of an amount equal to 35% of gross gaming revenue on a monthly basis ;

ii)
Contributions of 2% and 3% of gross gaming revenue to a public fund, and to urban development, touristic promotion and social security, respectively, on a monthly basis. These contributions may be waived or reduced with respect to gross gaming revenue generated by foreign patrons under certain circumstances
;

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Other Commitments - continued
Concession - Macau
 - continued

iii)
A special premium in the event the average gross gaming revenue of MRM’s gaming tables does not reach the annual minimum of MOP7,000 (equivalent to $875) and the average gross gaming revenue of the electronic gaming machines does not reach the annual minimum of MOP300 (equivalent to $38). The amount of the special premium is equivalent to the difference between the amount of the special gaming tax paid by MRM and the amount that would be paid under the annual minimum set average gross gaming revenue for gaming tables and electronic gaming machines; and

iv)
MRM must maintain a guarantee issued by a Macau bank in favor of the Macau government in the amount of MOP1,000,000 (equivalent to $125,056) until 180 days after the earlier of the expiration or termination of the Concession to guarantee its performance of certain of its legal and contractual obligations, including labor obligations.

As a result of the bank guarantee issued by the bank to the Macau government as disclosed above, a sum of 0.03% per annum of the guarantee amount is payable by MRM to the bank.
Committed Investment
In connection with the Concession, MRM has undertaken to carry out investment in the overall amount of MOP11,823,700 (equivalent to $1,478,629) by December 2032. The investment plan includes gaming and non-gaming
related projects in the expansion of foreign market patrons, conventions and exhibitions, entertainment shows, sports events, art and culture, health and well-being, thematic entertainment, gastronomy, community and maritime tourism and others. Out of the total investment amount referred to above, MOP10,008,000 (equivalent to $1,251,564) is to be applied to non-gaming
related projects, with the balance applied to gaming related projects. MRM has undertaken to carry out incremental additional non-gaming
investment in the amount of approximately 20% of its initial non-gaming
investment, or MOP2,003,000 (equivalent to $250,488), in the event the Macau’s annual gross gaming revenue reaches MOP180,000,000 (equivalent to $22,510,141) (the “Incremental Investment Trigger”). As Macau’s annual gross gaming revenue exceeded MOP180,000,000 (equivalent to $22,510,141) in 2023, the Incremental Investment Trigger was reached and, the non-gaming
investment to be carried out was increased by MOP2,003,000 (equivalent to $250,488) to MOP12,011,000 (equivalent to
$
1,502,052), with the overall investment amount increased to MOP13,826,700 (equivalent to $1,729,116) to be carried out by December 2032. As of December 31, 2024, the total investment in gaming and non-gaming
related projects carried out was in the aggregate amount of MOP3,341,450 (equivalent to $417,870).
Regular License - Philippines
Commitments required by PAGCOR under the Regular License are as follows:

•	To secure a surety bond in favor of PAGCOR in the amount of PHP100,000 (equivalent to $1,724) to ensure prompt and punctual remittances/payments of all license fees.

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
ratio is more than
70:30
. As of December 31, 2024 and 2023, MPHIL Holdings Group, as one of the Licensee parties, has complied with the required debt-to-equity
ratio under the definition as agreed with PAGCOR.

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
Gaming License - Sri Lanka
Pursuant to the casino business regulation in Sri Lanka and based on the type of the

Sri Lanka License granted by the Sri Lanka government to Bluehaven on March 27, 2024, Bluehaven is required to (i) invest a minimum amount of $100,000 in a casino; and (ii) operate such casino in an integrated resort in which a minimum of $500,000 has been invested, as approved by the Sri Lanka government. Confirmation of the satisfaction of (ii) above was provided to the Sri Lanka government as part of Bluehaven’s application for the Sri Lanka License.
In accordance with the Sri Lanka Betting and Gaming Levy Act (as amended), Bluehaven is subject to (i) an annual levy of

LKR
500,000
(equivalent to $
1,709)
f
r
o
m
the fiscal year in which it commences

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Other Commitments - continued
Gaming License - Sri Lanka
 - continued

carrying on the business of gaming and (ii) a monthly gross collection levy of 15% of total collections from the business of gaming (exempted if monthly gross collections do not exceed LKR1,000 (equivalent to $3)).
Agreement with the Board of Investment - Sri Lanka
On June 28, 2024, Bluehaven signed an agreement (the “BOI Agreement”) with the Board of Investment of Sri Lanka confirming its investment plan and commitment, in return for certain import and labor-related concessions. Pursuant to the BOI Agreement, Bluehaven, subject to the terms and certain conditions, is obligated to create and operate a “recreation center including a casino and related activities” in the integrated resort developed by WPL with an investment amount of $100,000 (the “Investment”) by (i) the date which is 24 months from June 28, 2024, or (ii) the date that the casino commences operations, which ever occurs first. The Investment commitment is required to be funded by 20% equity and 80% loan capital as foreign direct investment. As of December 31, 2024, the Company made equity and loan investments of LKR6,040,000 (equivalent to $19,624) and $20,000, respectively, in Bluehaven for its operation and development of the Sri Lanka Casino.

(c)	Guarantees
In addition to

as disclosed in Notes 11 and 21(b), the Company has made the following significant guarantees as of December 31, 2024:

•	Melco entered into a deed of guarantee with a third party amounting to $5,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•
In October 2013, one of the Melco’s subsidiaries entered into a trade credit facility agreement for HK$200,000 (equivalent to $25,762)
(“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on August 31, 2023 was further extended to August 31, 2025, and is guaranteed by SCC. As of December 31, 2024, approximately $644 of the Trade Credit Facility had been utilized.

•	MRL issued a corporate guarantee of PHP100,000 (equivalent to $1,724) to a bank in respect of a surety bond issued to PAGCOR as disclosed in Note 21(b) under the Regular License.

(d)	Litigation
On July 24, 2024, Avax S.A. & Terna S.A. (the “Claimants”, main contractor for the construction of City of Dreams Mediterranean) filed a notice of arbitration against ICR Cyprus Resort Development Co Limited, a subsidiary of the Company (the “Respondent”) initiating an arbitration under the London Court of International Arbitration Rules, principally seeking additional payment for the construction of City of Dreams Mediterranean (the “Arbitration”). The Respondent intends to vigorously defend against the claims and believes that the claims are without merit. The Respondent has significant counter claims against the Claimants which the Respondent intends to vigorously pursue. The Arbitration is in the preliminary stages and the Company has determined that based on the Arbitration progress to date, it is currently unable to determine the outcome of the Arbitration or reasonably estimate the range of possible loss, if any.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Litigation - continued

As of December 31, 2024, the Company was a party to certain other legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s consolidated financial statements as a whole.

22.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2024, 2023 and 2022, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2024	2023	2022
Transactions with affiliated companies
Melco International and its subsidiaries	Revenues and income (services provided by the Company):
	Shared service fee income for corporate office	$1,704	$2,198	$2,188
	Loan interest income	—	1,238	16,133
	Costs and expenses (services provided to the Company):
	Management fee expenses (1)	2,294	2,182	1,394
	Share-based compensation expenses (2)	—	—	2,865
	Trademark license fees (3)	5,978	—	—

(1)	The amount mainly represents management fee expenses for the services provided by the senior management of Melco International and for the operation of the office of Melco’s Chief Executive Officer.

(2)
The amount represents the share-based compensation expenses related to the grant of certain share-based awards under the Melco International Share Incentive Plan to an employee of the Company. Further information on the share-based compensation arrangements is included in Note 16.

(3)
The amount represents the fees to use certain licensed marks granted by Melco International, as licensor, to the Company in the territories as defined in the trademark license agreement with a term of 10 years commenced on January 1, 2024 and the trademark license fees are payable at a percentage of the gross revenues of City of Dreams as agreed from time to time between both parties.

Other Related Party Transactions
During the year ended December 31, 2024, an aggregate principal amount of $30,000
and

$705 of the 2025 SCF Senior Notes held by
Mr. Lawrence Yau Lung Ho (“Mr. Ho”), Melco’s Chief Executive Officer, and an independent director of Melco, were purchased by SCF for a consideration of $30,000 and
 $705
,
respectively. As of December 31, 2024, Mr. Ho and his controlled entity; an independent director of Melco; and an executive officer of Melco held an aggregate principal amount of
$30,000, $3,886 and $1,600
senior notes issued by subsidiaries of Melco, respectively.
During the year ended December 31, 2023, a principal amount of $
909
of the 2025 SCF Senior Notes held by an independent director of Melco was purchased by SCF for a consideration of $
886
. As of December 31, 2023, Mr. Ho and his controlled entity; and an independent director of Melco held an aggregate principal amount of $
60,000
and $
7,591
senior notes issued by subsidiaries of Melco, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

22.	RELATED PARTY TRANSACTIONS - continued
Other Related Party Transactions
 - continued

During the years ended December 31, 2024, 2023 and 2022, total interest expense of $
2,508
, $
3,300
and $
3,300
, in relation to the senior notes issued by a subsidiary of Melco, were paid or payable to Mr. Ho and his controlled entity, respectively. During the years ended December 31, 2024, 2023 and 2022, total interest expense of $

, $
519
and $

, in relation to the senior notes issued by subsidiaries of Melco, were paid or payable to an independent director of Melco, respectively. During the year ended December 31, 2024, total interest expense of $
25
,
in relation to the senior notes issued by subsidiaries of Melco, was paid or payable to an executive officer of Melco.

(a)	Receivables from Affiliated Companies
The outstanding balances mainly arising from operating income or prepayment of operating expenses on behalf of the affiliated companies as of December 31, 2024 and 2023 are unsecured, non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2024	2023
Melco International and its subsidiaries and joint ventur e	$2,357	$728
Othe r	65	69

	$2,422	$797

(b)	Payables to Affiliated Companies
The outstanding balances mainly arising from operating expenses and expenses paid by affiliated companies on behalf of the Company as of December 31, 2024 and 2023, are unsecured, non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2024	2023
Melco International and its subsidiarie s	$39	$377

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

(c)	Receivables from an Affiliated Company, Non-current - continued

The outstanding principal amount of $200,000 under the Facility Agreement was fully repaid by Melco International on January 18, 2023. The Facility Agreement was terminated on March 10, 2023 following the settlement of the related accrued loan interest under the Facility Agreement due by Melco International to Melco on the same date.

23.	SEGMENT INFORMATION
The Company is principally engaged in the gaming and hospitality business in Asia and Europe and its principal operating and developmental activities occur in three geographic areas: Macau, the Philippines and Cyprus.
The Company view
s
each of its operating properties as a reportable segment.
The Company monitors its operations and evaluates earnings by reviewing the assets and operations of each of its reportable segment which includes Altira Macau, Mocha and Other, City of Dreams, Studio City, City of Dreams Manila and City of Dreams Mediterranean and Other. The development projects in Sri Lanka and elsewhere are included in the Corporate and Other category and do not meet the criteria of a reportable segment. Effective from June 12, 2023, with the soft opening of City of Dreams Mediterranean, the Cyprus Operations segment which previously included the operation of the temporary casino before its closure on June 9, 2023 and the licensed satellite casinos in Cyprus, has been renamed to City of Dreams Mediterranean and Other segment which included the operation of City of Dreams Mediterranean and the licensed satellite casinos in Cyprus. Effective from June 27, 2022, the Grand Dragon Casino, which was previously reported under the Corporate and Other category, has been included in the Mocha and Other segment as a result of the change of terms of the right-to-use
agreement for the Grand Dragon Casino.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

23.	SEGMENT INFORMATION - continued

The Company’s segment information for total assets and capital expenditures is as follows:

Total Assets	December 31,
	2024	2023	2022
Macau:
Altira Macau	$45,697	$77,631	$239,575
Mocha and Other	139,511	135,256	122,499
City of Dreams	2,691,228	2,720,571	2,641,875
Studio City	3,444,870	3,705,391	3,924,262
The Philippines:
City of Dreams Manila	376,244	418,594	381,579
Cyprus:
City of Dreams Mediterranean and Other	682,937	742,450	565,663
Corporate and Other	604,856	535,179	1,426,331

Total consolidated assets	$7,985,343	$8,335,072	$9,301,784

Capital Expenditures	Year Ended December 31,
	2024	2023	2022
Macau:
Altira Macau	$5,614	$3,892	$3,303
Mocha and Other	6,549	4,590	1,704
City of Dreams	83,988	22,259	21,684
Studio City	86,071	73,452	429,362
The Philippines:
City of Dreams Manila	17,940	24,970	4,986
Cyprus:
City of Dreams Mediterranean and Other	11,815	108,214	131,419
Corporate and Other	31,504	15,113	5,956

Total capital expenditures	$243,481	$252,490	$598,414

Melco’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”) of the Company. The CODM uses Adjusted property EBITDA for each segment as the measure of segment profit or loss to allocate resources to each segment and to compare the operating performance of the Company’s properties with those of its competitors as a way to assess performance. Adjusted property EBITDA is net income (loss) before interest, taxes, depreciation, amortization, pre-opening
costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, integrated resort and casino rent, Corporate and Other expenses, and other non-operating
income and expenses.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

23.	SEGMENT INFORMATION - continued

The following tables present the results of operations for each of the Company’s reportable segments and reconciliation to net income (loss) attributable to Melco Resorts & Entertainment Limited for the years ended December 31, 2024, 2023 and 2022.

Year Ended December 31, 2024	Macau				The Philippines	Cyprus
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other	Total
Segment operating revenues:
Casino	$104,686	$117,632	$1,957,079	$1,076,619	$357,315	$159,324	$3,772,655
Rooms	11,770	—	161,939	159,926	53,494	35,436	422,565
Food and beverage	8,507	4,736	102,293	83,881	52,345	34,171	285,933
Entertainment, retail and other	133	228	60,945	69,919	9,183	5,646	146,054

Total segment operating revenues (1)	125,096	122,596	2,282,256	1,390,345	472,337	234,577	$4,627,207

Segment expenses:
Gaming tax and license fees (2)	(52,834)	(50,959)	(1,019,075)	(526,250)	(137,107)	(30,650)
Employee benefits expenses (3)	(45,170)	(24,257)	(326,737)	(253,104)	(62,314)	(78,484)
Other segment items (4)	(29,014)	(20,406)	(314,802)	(269,752)	(91,858)	(74,897)

Segment adjusted property EBITDA:
Adjusted property EBITDA	$(1,922)	$26,974	$621,642	$341,239	$181,058	$50,546	$1,219,537

Other operating expenses:
Payments to the Philippine Parties							(41,939)
Pre-opening costs (5)							(17,833)
Development costs							(5,433)
Amortization of land use rights							(19,956)
Depreciation and amortization							(521,582)
Integrated resort and casino rent (6)							(8,436)
Share-based compensation							(27,368)
Property charges and other							(13,221)
Corporate and Other expenses							(79,142)

Operating income							484,627

Non-operating income (expenses):
Interest income							15,766
Interest expense, net of amounts capitalized							(486,721)
Other financing costs							(7,362)
Foreign exchange losses, net							(15,492)
Other income, net							3,833
Loss on extinguishment of debt							(1,000)

Total non-operating expenses, net							(490,976)

Loss before income tax							(6,349)
Income tax expense							(21,610)

Net loss							(27,959)
Net loss attributable to noncontrolling interests							71,502

Net income attributable to Melco Resorts & Entertainment Limited							$43,543

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

23.	SEGMENT INFORMATION - continued

Year Ended December 31, 2023	Macau				The Philippines	Cyprus
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other	Total
Segment operating revenues:
Casino	$91,556	$115,533	$1,649,551	$714,680	$378,475	$127,517	$3,077,312

Rooms	10,975	—	144,147	111,351	57,652	14,099	338,224
Food and beverage	8,194	1,990	77,142	56,948	50,459	14,152	208,885
Entertainment, retail and other	100	177	59,643	75,375	8,511	3,591	147,397

Total segment operating revenues (1)	110,825	117,700	1,930,483	958,354	495,097	159,359	$3,771,818

Segment expenses:
Gaming tax and license fees (2)	(48,914)	(49,137)	(864,529)	(365,220)	(137,076)	(24,879)
Employee benefits expenses (3)	(43,192)	(22,599)	(276,637)	(195,510)	(61,176)	(54,009)
Other segment items (4)	(19,996)	(18,678)	(213,004)	(190,834)	(91,393)	(52,971)

Segment adjusted property EBITDA:
Adjusted property EBITDA	$(1,277)	$27,286	$576,313	$206,790	$205,452	$27,500	$1,042,064

Other operating expenses:
Payments to the Philippine Parties							(42,451)
Pre-opening costs							(43,994)
Development costs							(1,202)
Amortization of land use rights							(22,670)
Depreciation and amortization							(520,726)
Integrated resort and casino rent (6)							(1,911)
Share-based compensation							(35,473)
Property charges and other							(228,437)
Corporate and Other expenses							(80,241)

Operating income							64,959

Non-operating income (expenses):
Interest income							23,305
Interest expense, net of amounts capitalized							(492,391)
Other financing costs							(4,372)
Foreign exchange gains, net							2,232
Other income, net							2,748
Gain on extinguishment of debt							1,611

Total non-operating expenses, net							(466,867)

Loss before income tax							(401,908)
Income tax expense							(13,422)

Net loss							(415,330)
Net loss attributable to noncontrolling interests							88,410

Net loss attributable to Melco Resorts & Entertainment Limited							$(326,920)

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

23.	SEGMENT INFORMATION - continued

Year Ended December 31, 2022	Macau				The Philippines	Cyprus
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other	Total
Segment operating revenues:
Casino	$24,803	$74,224	$447,726	$135,814	$293,863	$90,545	$1,066,975

Rooms	2,938	—	39,854	17,638	54,791	—	115,221
Food and beverage	4,782	1,921	24,651	11,919	41,161	132	84,566
Entertainment, retail and other	92	258	47,453	10,612	6,577	578	65,570

Total segment operating revenues (1)	32,615	76,403	559,684	175,983	396,392	91,255	$1,332,332

Segment expenses:
Gaming tax and license fees (2)	(13,914)	(30,511)	(232,466)	(72,660)	(113,916)	(21,123)
Employee benefits expenses (3)	(43,215)	(18,582)	(238,667)	(143,233)	(55,194)	(24,362)
Other segment items (4)	(18,506)	(17,019)	(120,711)	(65,254)	(80,356)	(22,074)

Segment adjusted property EBITDA:
Adjusted property EBITDA	$(43,020)	$10,291	$(32,160)	$(105,164)	$146,926	$23,696	$569

Other operating expenses:
Payments to the Philippine Parties							(28,894)
Pre-opening costs							(15,585)
Amortization of gaming subconcession							(32,785)
Amortization of land use rights							(22,662)
Depreciation and amortization							(466,492)
Integrated resort and casino rent (6)							(2,318)
Share-based compensation							(71,809)
Property charges and other							(39,982)
Corporate and Other expenses							(63,147)

Operating loss							(743,105)

Non-operating income (expenses):
Interest income							26,458
Interest expense, net of amounts capitalized							(376,722)
Other financing costs							(6,396)
Foreign exchange gains, net							3,904
Other income, net							3,930

Total non-operating expenses, net							(348,826)

Loss before income tax							(1,091,931)
Income tax expense							(5,236)

Net loss							(1,097,167)
Net loss attributable to noncontrolling interests							166,641

Net loss attributable to Melco Resorts & Entertainment Limited							$(930,526)

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

23.	SEGMENT INFORMATION - continued

(1)
Revenues from the Corporate and Other category includes small charter flights and management services business during the years ended December 31, 2024, 2023 and 2022; together with the Japan Ski Resorts operation before its disposal as disclosed in Note 5 and the Grand Dragon Casino operation before June 27, 2022 as mentioned above during the year ended December 31, 2022 which are insignificant and below the quantitative thresholds attributable to the operating segments, therefore are not included in the total for the reportable segment operating revenues. A reconciliation of segment operating revenues to total consolidated operating revenues is as follows:

Reconciliation of total operating revenues

	Year Ended December 31,
	2024	2023	2022
Segment operating revenues:

Altira Macau	$125,096	$110,825	$32,615
Mocha and Other	122,596	117,700	76,403
City of Dreams	2,282,256	1,930,483	559,684
Studio City	1,390,345	958,354	175,983
City of Dreams Manila	472,337	495,097	396,392
City of Dreams Mediterranean and Other	234,577	159,359	91,255
Total segment operating revenues	4,627,207	3,771,818	1,332,332
Revenues from Corporate and Other	11,006	3,429	17,645

Total consolidated operating revenues	$4,638,213	$3,775,247	$1,349,977

(2)	The details of “Gaming tax and license fees” are disclosed in Note 2(r) with certain amounts included in pre-opening costs and Corporate and Other expenses.

(3)
“Employee benefits expenses” includes salaries, bonuses and incentives, benefits and allocated labor costs among segments. Certain amounts of “Employee benefits expenses” are included in Corporate and Other expenses, pre-opening costs, development costs, share-based compensation and property charges and other; and with certain amounts incurred during the construction and development stage of projects capitalized in property and equipment.

(4)	“Other segment items” mainly include cost of inventories, advertising and promotions expenses, repair and maintenance expenses, utilities and fuel expenses and other gaming operation expenses.

(5)	Certain amounts of pre-opening costs are grouped and reported under the line item “Integrated resort and casino rent”.

(6)	“Integrated resort and casino rent” represents land rent and variable lease costs to Belle and casino rent to John Keells.
There was intersegment revenue charged by City of Dreams to Studio City of $44,917, $2,368 and $6,624 for the years ended December 31, 2024, 2023 and 2022, respectively. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties.
The Company’s geographic information for long-lived assets and operating revenues are as follows:
Long-lived Assets

	December 31,
	2024	2023	2022
Macau	$5,522,756	$5,752,786	$6,068,502
The Philippines	88,950	118,495	141,765
Cyprus	586,753	663,633	485,570
Sri Lanka	73,945	—	—
Hong Kong and other	26,411	30,452	29,871

Total long-lived assets	$6,298,815	$6,565,366	$6,725,708

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

23.	SEGMENT INFORMATION - continued

Operating Revenues

	Year Ended December 31,
	2024	2023	2022
Macau	$3,920,293	$3,117,362	$844,685
The Philippines	472,337	495,097	396,392
Cyprus	234,577	159,359	91,255
Other	11,006	3,429	17,645

Total operating revenues	$4,638,213	$3,775,247	$1,349,977

24.	CHANGES IN SHAREHOLDINGS OF SUBSIDIARIES
The Philippine subsidiaries
On April 24, 2019 and June 24, 2019, the board and the shareholders of MRP approved an amendment to the Amended Articles of Incorporation of MRP, respectively, whereby, without changing the total amount of the authorized capital stock, the par value per MRP common share was increased from PHP1 (equivalent to $0.02) per share to PHP500,000 (equivalent to $9,857) per share, thereby decreasing the total number of MRP common shares on a pro-rata basis (“Reverse Stock Split”). The Reverse Stock Split was approved by the Philippine Securities and Exchange Commission on May 12, 2020. All share and per share data of MRP common shares relating to the transactions carried out before May 12, 2020 as disclosed in the accompanying consolidated financial statements, represent the number of shares or value per share of MRP common shares before the Reverse Stock Split.
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
During the years ended December 31, 2024, 2023 and 2022, the Company through its subsidiaries, purchased 11.816, 10.111 and 50.906 common shares of MRP at a total consideration of PHP42,833 (equivalent to $743), PHP36,651 (equivalent to $671) and PHP175,173 (equivalent to $3,310) from the noncontrolling interests, which increased Melco’s shareholding in MRP and the Company recognized a decrease of $592, $582 and $2,952 in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of the noncontrolling interest in MRP, respectively.
The Company retains its controlling financial interests in MRP before and after the above transactions.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

24.	CHANGES IN SHAREHOLDINGS OF SUBSIDIARIES - continued

SCIH
During February and March 2022, SCIH, respectively, announced and completed a series of private offers of its 400,000,000 Class A ordinary shares to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting to $300,000, of which $134,944 was from noncontrolling interests (the “2022 Private Placements”). The 2022 Private Placements increased Melco’s shareholding in SCIH and the Company recognized an increase of $879 in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of the noncontrolling interest in SCIH.
The Company retains its controlling financial interest in SCIH before and after the above transactions.
The schedule below discloses the effects of changes in Melco’s ownership interest in MRP and SCIH on its equity:

	Year Ended December 31,
	2024	2023	2022
Net income (loss) attributable to Melco Resorts & Entertainment Limited	$43,543	$(326,920)	$(930,526)
Transfers (to) from noncontrolling interests:
The Philippine subsidiaries
Decrease in additional paid-in capital resulting from purchases of common shares of MRP from the open market	(592)	(582)	(2,952)
SCIH
Increase in additional paid-in capital resulting from the private placements	—	—	879

Changes from net income (loss) attributable to Melco Resorts & Entertainment Limited’s shareholders and transfers from noncontrolling interests	$42,951	$(327,502)	$(932,599)

25.	SUBSEQUENT EVENTS

(a)
During the period from January 1, 2025
through

March 1
4
, 2025, 5,924,374 ADSs, equivalent to 17,773,122 ordinary shares were repurchased under the 2024 Share Repurchase Program for an aggregate consideration of $32,081.

(b)
On February 25, 2025, pursuant to the terms under the MN
1
Revolving Facility, an incremental facility of HK$387,500 (equivalent to $49,834) was established to increase the available commitments of the MN
1
Revolving Facility from HK$14,850,000 (equivalent to $1,909,769) to HK$15,237,500 (equivalent to $1,959,603), with no other changes made to the terms of the MN
1
Revolving Facility.

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$114,678	$61,345
Receivables from affiliated companies	1,972	1,064
Receivables from subsidiaries	177,384	198,910
Prepaid expenses and other current assets	4,584	8,619

Total current assets	298,618	269,938

Receivables from subsidiaries	674,394	673,729

Total assets	$973,012	$943,667

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	$2,811	$7,954
Income tax payable	12,621	12,536
Payables to an affiliated company	—	103
Payables to subsidiaries	249,130	268,656

Total current liabilities	264,562	289,249

Investments deficit in subsidiaries	596,976	511,449
Other long-term liabilities	28	54
Payables to subsidiaries	1,437,906	1,430,195

Total liabilities	2,299,472	2,230,947

Shareholders’ deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,351,540,382 and 1,404,679,067 shares issued; 1,259,138,299 and 1,311,270,775 shares outstanding, respectively	13,515	14,047
Treasury shares, at cost; 92,402,083 and 93,408,292 shares, respectively	(216,626)	(255,068)
Additional paid-in capital	2,985,730	3,109,212
Accumulated other comprehensive losses	(95,750)	(98,599)
Accumulated losses	(4,013,329)	(4,056,872)

Total shareholders’ deficit	(1,326,460)	(1,287,280)

Total liabilities and shareholders’ deficit	$973,012	$943,667

F-7
9

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,
	2024	2023	2022
Operating revenues	$18,758	$84,130	$15,340

Operating costs and expenses:
General and administrative	(29,867)	(34,342)	(50,532)
Property charges and other	(14)	(1,244)	(406)

Total operating costs and expenses	(29,881)	(35,586)	(50,938)

Operating (loss) income	(11,123)	48,544	(35,598)

Non-operating income (expenses):
Interest income	49,243	4,991	16,151
Interest expense	(12,901)	(19,366)	(3,165)
Foreign exchange (losses) gains, net	(414)	1,496	7,437
Other income, net	7,174	7,302	11,220
Share of results of subsidiaries	11,657	(358,767)	(922,771)

Total non-operating expenses, net	54,759	(364,344)	(891,128)

Income (loss) before income tax	43,636	(315,800)	(926,726)
Income tax expense	(93)	(11,120)	(3,800)

Net income (loss)	$43,543	$(326,920)	$(930,526)

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31,
	2024	2023	2022
Net income (loss)	$43,543	$(326,920)	$(930,526)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,849	13,370	(35,961)

Other comprehensive income (loss)	2,849	13,370	(35,961)

Total comprehensive income (loss)	$46,392	$(313,550)	$(966,487)

F-8
1

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net cash provided by operating activities	$198,077	$70,894	$86,252

Cash flows from investing activities:
Payments of advances to subsidiaries	(20,275)	(528,794)	(215,613)
Proceeds from advances repayment from subsidiaries	7,823	75,041	—
Proceeds from loan repayment from an affiliated company	—	200,000	—
Proceeds from transfer of intangible asset	—	519,000	—
Payment of loan to an affiliated company	—	—	(200,000)

Net cash (used in) provided by investing activities	(12,452)	265,247	(415,613)

Cash flows from financing activities:
Repurchase of shares	(112,292)	(169,836)	(189,161)
Repayments of loans or advances from subsidiaries	(20,000)	(270,593)	—
Proceeds from loans or advances from subsidiaries	—	158,000	521,860
Proceeds from exercise of share options	—	226	—

Net cash (used in) provided by financing activities	(132,292)	(282,203)	332,699

Increase in cash and cash equivalents	53,333	53,938	3,338
Cash and cash equivalents at beginning of year	61,345	7,407	4,069

Cash and cash equivalents at end of year	$114,678	$61,345	$7,407

F-8
2

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO FINANCIAL STATEMENT SCHEDULE 1
(In thousands)

1.
Schedule 1 has been provided pursuant to the requirements of Rule
12-04(a)
and
4-08(e)(3)
of
Regulation S-X,
which require condensed financial information as to financial position, cash flows and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2024, approximately $657,000 of the restricted net assets were not available for distribution and as such, the condensed financial information of Melco has been presented for the years ended December 31, 2024, 2023 and 2022. Melco received cash dividends of $121,000, nil and nil from its subsidiary during the years ended December 31, 2024, 2023 and 2022.

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

F-8
3