Form 20-F
period 2025-12-31
Melco Resorts & Entertainment LTD
filed 2026-03-13
CIK 1381640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
1,220,376,014 ordinary shares outstanding as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule
 405 of the Securities Act.

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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•

“2025 MRF Senior Notes” refers to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 issued by Melco Resorts Finance, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 and US$350.0 million in aggregate principal amount was issued on July 3, 2017, and as to which no amount remains outstanding following the redemption of all remaining amounts outstanding in June 2025;

•

“2025 SCF Senior Notes” refers to the US$500 million aggregate principal amount of 6.00% senior notes due 2025 issued by Studio City Finance on July 15, 2020, and as to which no amount remains outstanding following the redemption of all remaining amounts outstanding in July 2025;

•

“2025 SCF Senior Notes Tender Offer (2023)” refers to the conditional tender offer by Studio City Finance pursuant to which it purchased for cash an aggregate principal amount of US$100.0 million of the outstanding 2025 SCF Senior Notes in November 2023;

•

“2025 SCF Senior Notes Tender Offer (2024)” refers to the conditional tender offer by Studio City Finance pursuant to which it purchased for cash an aggregate principal amount of US$100.0 million of the outstanding 2025 SCF Senior Notes in April 2024;

•

“2026 MRF Senior Notes” refers to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 issued by Melco Resorts Finance on April 26, 2019, and as to which no amount remains outstanding following the (i) 2026 MRF Senior Notes Tender Offer; and (ii) the redemption of all remaining amounts outstanding in October 2025;

•

“2026 MRF Senior Notes Tender Offer” refers to the conditional tender offer by Melco Resorts Finance pursuant to which it purchased for cash an aggregate principal amount of US$142.1 million of the outstanding 2026 MRF Senior Notes in September 2025;

•	“2027 MRF Senior Notes” refers to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 issued by Melco Resorts Finance on July 17, 2019;

•	“2027 SCC Senior Secured Notes” refers to the US$350.0 million aggregate principal amount of 7.00% senior secured notes due 2027 issued by Studio City Company on February 16, 2022;

•

“2028 MRF Senior Notes” refers to the US$850 million aggregate principal amount of 5.750% senior notes due 2028 issued by Melco Resorts Finance, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 and US$350.0 million in aggregate principal amount was issued on August 11, 2020;

•	“2028 SCF Senior Notes” refers to the US$500 million aggregate principal amount of 6.50% senior notes due 2028 issued by Studio City Finance on July 15, 2020;

•

“2029 MRF Senior Notes” refers to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 issued by Melco Resorts Finance, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 and US$250.0 million in aggregate principal amount was issued on January 21, 2021;

•

“2029 SCF Senior Notes” refers to the US$1.1 billion aggregate principal amount of 5.00% senior notes due 2029 issued by Studio City Finance, of which US$750.0 million in aggregate principal amount was issued on January 14, 2021 and US$350.0 million in aggregate principal amount was issued on May 20, 2021;

•	“2032 MRF Senior Notes” refers to the US$750.0 million aggregate principal amount of 7.625% senior notes due 2032 issued by Melco Resorts Finance on April 17, 2024;

•	“2033 MRF Senior Notes” refers to the US$500.0 million aggregate principal amount of 6.500% senior notes due 2033 issued by Melco Resorts Finance on September 24, 2025;

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“Altira Resorts” refers to our subsidiary, Altira Resorts Limited, a Macau company through which we hold the land and building for Altira Macau and operate hotel and certain other non-gaming businesses at Altira Macau;

•	“Bluehaven Services” refers to our subsidiary, Bluehaven Services (Private) Limited, a company incorporated in Sri Lanka;

•	“board” and “board of directors” refer to the board of directors of our Company or a duly constituted committee thereof;

•	“CGC” means the Cyprus Gaming and Casino Supervision Commission;

•

“China” or “PRC” refers to the People’s Republic of China, including the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and the Macau Special Administrative Region of the People’s Republic of China (“Macau” or “Macau SAR”), except when referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China. The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features gaming areas and luxury hotels, a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“City of Dreams Manila” refers to an integrated resort located within Entertainment City, Manila;

•	“City of Dreams Mediterranean” refers to an integrated resort located in Limassol, Cyprus;

•	“City of Dreams Sri Lanka” refers to an integrated resort located in Colombo, Sri Lanka;

•

“COD Resorts” refers to our subsidiary, COD Resorts Limited, a Macau company through which we hold the land and buildings for City of Dreams, operate hotel and certain other non-gaming businesses at City of Dreams and provide shared services within the Company;

•

“Concession Contract” refers to the concession contract executed between the Macau SAR and Melco Resorts Macau on December 16, 2022, as amended on February 10, 2026, that provides for the terms and conditions of the concession granted to Melco Resorts Macau, which expires on December 31, 2032;

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

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the government of Macau;

•	“DSEC” refers to the Statistics and Census Service of Macau, a department of the government of Macau;

•	“EUR” and “Euro(s)” refer to the legal currency of the European Union;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“ICR Cyprus” refers to ICR Cyprus Holdings Limited, a company incorporated under the laws of Cyprus, in which we acquired a 75% equity interest upon the completion of the Cyprus Acquisition;

•

“Integrated Casino Resorts” refers to Integrated Casino Resorts Cyprus Limited, a company incorporated under the laws of Cyprus and which became our subsidiary upon the completion of the Cyprus Acquisition;

•	“LKR” and “Sri Lankan rupee(s)” refer to the legal currency of Sri Lanka;

•	“MCO Nominee One” refers to our subsidiary, MCO Nominee One Limited, a company incorporated under the laws of the Cayman Islands;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Melco International;

•	“Melco Philippine Parties” refers to Melco Resorts Leisure, MPHIL Holdings No. 1 and MPHIL Holdings No. 2;

•	“Melco Resorts Finance Notes” refers to, collectively, the 2027 MRF Senior Notes, the 2028 MRF Senior Notes, the 2029 MRF Senior Notes, the 2032 MRF Senior Notes and the 2033 MRF Senior Notes;

•	“Melco Resorts Finance” refers to our subsidiary, Melco Resorts Finance Limited, a Cayman Islands exempted company with limited liability;

•

“Melco Resorts Leisure” refers to our subsidiary, Melco Resorts Leisure (PHP) Corporation, a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Philippine License;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited, a Macau company and the holder of our gaming concession;

•

“MN1 2020 Revolving Facilities” refers to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One, our subsidiary and as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for an initial term of five years, and which has been amended and restated under the MN1 2023 Amendment and Restatement and the MN1 2024 Amendment and Restatement including an extension of the maturity date to April 29, 2027, and an increase in the overall commitments by HK$387.5 million (equivalent to US$49.8 million) to HK$15.24 billion (equivalent to US$1.96 billion) pursuant to the establishment of an incremental facility in February 2025;

•

“MN1 2023 Amendment and Restatement” refers to the Amendment and Restatement Agreement dated June 29, 2023 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend the provisions of the MN1 2020 Revolving Facilities such that borrowings under the MN1 2020 Revolving Facilities denominated in U.S. dollars bear interest at the term Secured Overnight Financing Rate plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum, as adjusted in accordance with the interest period, and a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries;

•

“MN1 2024 Amendment and Restatement” refers to the Second Amendment and Restatement Agreement dated April 8, 2024 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend, among other things, the maturity date of the MN1 2020 Revolving Facilities to April 29, 2027;

•	“Mocha Clubs” refers to, collectively, our clubs with gaming machines in Macau, which are non-casino based operations of electronic gaming machines;

•	“MOP” and “Pataca(s)” refer to the legal currency of Macau;

•	“MPHIL Holdings No. 1” refers to our subsidiary, MPHIL Holdings No. 1 Corporation, a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Philippine License;

•	“MPHIL Holdings No. 2” refers to our subsidiary, MPHIL Holdings No. 2 Corporation, a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Philippine License;

•

“MRM 2015 Credit Facilities” refers to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500.0 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to US$0.1 million) which remains outstanding under the term loan facility, and the HK$1.0 million (equivalent to US$0.1 million) revolving credit facility commitment which remains available under the revolving credit facility, all other commitments under the MRM 2015 Credit Facilities were canceled, with a maturity date extended to June 24, 2026;

•

“MRP” refers to our subsidiary, Melco Resorts and Entertainment (Philippines) Corporation, the shares of which have been delisted from the Philippine Stock Exchange since June 11, 2019 due to MRP’s public ownership having fallen below the minimum requirement of the Philippine Stock Exchange for more than six months;

•	“Nobu Hotel Manila” refers to the hotel located in City of Dreams Manila branded as Nobu Hotel Manila;

•	“Nüwa Manila” refers to the hotel located in City of Dreams Manila branded as Nüwa Hotel Manila, formerly branded as the Crown Towers hotel;

•	“Nüwa Sri Lanka” refers to the top five floors of City of Dreams Sri Lanka, comprising a total of 113 luxury rooms and three dining restaurants and bars, managed under our Nüwa brand;

•	“our concession” and “our gaming concession” refer to the Macau gaming concession held by Melco Resorts Macau, effective from January 1, 2023 until December 31, 2032;

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

•	“Philippine Licensees” refers to holders of the Philippine License, which include the Melco Philippine Parties and the Philippine Parties;

•	“Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.;

•	“PHP” and “Philippine peso(s)” refer to the legal currency of the Philippines;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“SC ADSs” refers to the American depositary shares of SCI, each of which represents four Class A ordinary shares of SCI;

•

“SCC 2013 Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to US$1.3 billion) and a revolving credit facility of HK$775,420,000 (equivalent to US$100 million), and which was amended, restated and extended by the SCC 2016 Credit Facilities;

•

“SCC 2016 Credit Facilities” refers to the facilities agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the SCC 2013 Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on November 30, 2021, and was amended, restated and extended by the SCC 2021 Credit Facilities;

•

“SCC 2021 Credit Facilities” refers to the facilities agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the SCC 2016 Credit Facilities providing for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on January 15, 2028, and was further amended, restated and extended on November 29, 2024 including with a maturity date extended to August 29, 2029;

•

“SCC 2024 Revolving Facilities” refers to the senior secured credit facilities agreement, dated November 29, 2024, entered into between, among others, Studio City Investments, as parent, Studio City Company, as borrower, and certain subsidiaries as guarantors, pursuant to which lenders have made available to Studio City Company HK$1.945 billion (equivalent to US$250.3 million) in revolving credit facilities for a term of five years with an option to increase the commitments in an amount not exceeding US$100.0 million, subject to the satisfaction of certain conditions precedent;

•

“SCI” and “Studio City International” refer to our subsidiary, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary shares of which are listed on the New York Stock Exchange;

•	“SGD” and “Singapore dollar(s)” refer to the legal currency of Singapore;

•	“share(s)” and “ordinary share(s)” refer to our ordinary share(s), par value of US$0.01 each;

•	“Sri Lanka Casino” refers to the casino business operated by us and located in City of Dreams Sri Lanka;

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

•	“Studio City Notes” refer to, collectively, the 2027 SCC Senior Secured Notes, the 2028 SCF Senior Notes and the 2029 SCF Senior Notes;

•	“the Philippines” refers to the Republic of the Philippines;

•	“TWD” and “New Taiwan dollar(s)” refer to the legal currency of Taiwan;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•

“we”, “us”, “our”, “our Company”, “the Company” and “Melco Resorts” refer to Melco Resorts & Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 and as of December 31, 2025 and 2024. Certain monetary amounts, percentages, and other figures included in this report have been subject to rounding adjustments. Certain other amounts that appear in this Annual Report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	a corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, and arranges food and beverage services and entertainment in exchange for commissions from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters

“marker”	evidence of indebtedness by a player to the gaming operator

“mass market patron”	a customer who plays in the mass market operations

“mass market operations”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount wagered in the mass market table games operations

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games operations”	the mass market operations consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip patron who is a direct customer of the gaming operator and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market patrons

“rolling chip operations”	consists of table games played in areas designated for rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips net buy in plus the amount of cash chips converted to non-negotiable chips

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire has been or may be authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

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

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	general domestic or global political and economic conditions, including in China, which may impact levels of travel, leisure and consumer spending;

•	our ability to successfully operate our casinos;

•	our ability to obtain or maintain all required governmental approvals, authorizations and licenses for our operations;

•	our compliance with conditions and covenants under the existing and future indebtedness;

•	capital and credit market volatility;

•	our ability to raise additional capital, if and when required;

•	our future business development, results of operations and financial condition;

•	fluctuations in the gaming and leisure market in Macau, the Philippines and Cyprus;

•	the liberalization of travel restrictions on mainland China citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from China;

•	the availability of credit for gaming patrons;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau, the Philippines and Cyprus;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	fluctuations in occupancy rates and average daily room rates in Macau, the Philippines and Cyprus;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	our ability to protect our intellectual property rights;

•	increased competition from other casino hotel and resort projects in Macau and elsewhere in Asia, including the other concessionaires in Macau;

•	any new projects and new ventures that we may pursue in or outside of Macau, the Philippines and Cyprus;

•	construction cost estimates and completion time estimates for our development projects, including projected variances from budgeted costs and timing;

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

•

the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as the COVID-19 pandemic or the period of time required for tourism to return to pre-pandemic levels, extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

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

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, whereas our current expenses are denominated predominantly in Patacas, H.K. dollars, the Philippine peso, the Euros and the Sri Lankan rupees. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this annual report on Form 20-F were made at a rate of HK$7.781193 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since May 2005, the Hong Kong Monetary Authority has maintained a trading band range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the U.S. dollar link at that rate range and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Patacas to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP8.014619 to US$1.00. This annual report on Form 20-F also contains translations of certain Renminbi, Euro, Philippine peso, Singapore dollar and Sri Lankan rupee amounts into U.S. dollars. Unless otherwise stated, all translations from Renminbi, Euros, Philippine pesos, Singapore dollars and Sri Lankan rupees to U.S. dollars in this annual report on Form 20-F were made at RMB6.997362 to US$1.00, EUR0.849959 to US$1.00, PHP58.868547 to US$1.00, SGD1.283837 to US$1.00 and LKR310.077519 to US$1.00, respectively.

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

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Melco Resorts is a Cayman Islands holding company. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines, Cyprus and Sri Lanka.

We conduct our operations primarily in Macau, as well as in the Philippines, Cyprus and Sri Lanka. Our principal executive offices are located in Singapore and Hong Kong. Our operations in mainland China are currently limited to a wholly-owned subsidiary that hosts the domain names of our mainland China websites and other online platforms which promote our non-gaming amenities in mainland China, and we do not have any material assets or operations in mainland China. We have no variable interest entities in our corporate structure.

We face various legal and operational risks and uncertainties as a company primarily operating in Macau, the Philippines, Cyprus and Sri Lanka. Since we derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, China, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments in China. Actions by the PRC government can also significantly affect our business by, for example, placing limits on the ability of China residents to travel or remit currency or by restricting gaming-related marketing activities in China. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.”

The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau. The PRC government may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the PRC government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. See “— Risks Relating to Our Business and Operations — Changes in laws, regulations and policies in China and uncertainties in the legal systems in China may expose us to risks. In addition, rules and regulations in China can change quickly with little advance notice” and “— The PRC government may influence our operations or impact our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material changes in our operations and the value of our ordinary shares and ADSs.”

We also face risks associated with interpretations of or changes to gaming laws in the markets in which we operate, including the interpretation of the amended gaming law in Macau, as well as the continued ability by the U.S. Public Company Accounting Oversight Board, or PCAOB, to inspect our auditors.

Permissions, Approvals, Licenses, Certificates and Permits Required from PRC Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors

As of the date of this annual report, we have obtained the requisite permissions, approvals, licenses, certificates and permits from PRC government authorities that are material for our business operations in those jurisdictions, including in particular our gaming concession in Macau which is required to operate gaming operations in that jurisdiction, and none have been denied. See “Item 4. Information on the Company — B. Business Overview — Regulations” for a detailed discussion on the concession in Macau.

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

Furthermore, in connection with an issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we would currently be required to obtain permissions from or complete any filing with the China Securities Regulatory Commission, or the CSRC, or required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. In addition, we have not been asked to obtain such permissions by any PRC authority or received any denial to do so. However, the PRC government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and may do so in the future. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) (a) we incorrectly conclude that certain regulatory permissions and approvals are not required or (b) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (ii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Cash Flows Through Our Organization

Cash from financing and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities, capital expenditures and investing activities. Cash from financing and operations within our group is primarily transferred between our subsidiaries through intercompany loan arrangements or equity capital contributions. In 2025, excluding cash transferred for the purpose of the settlement of intragroup charges for operating activities, cash transferred to our holding company, Melco Resorts, from its subsidiaries for repayment of advances amounted to US$2.9 million, while cash transferred from our holding company to its subsidiaries in the form of advances amounted to US$19.7 million. Dividend payments of US$20.0 million were received from our Macau operating subsidiary in 2025, and no dividend payments were made to our shareholders in 2025, including holders of our ordinary shares with an address of record known to us to be in the United States (which includes all holders of our ADSs, which are traded on Nasdaq in the United States). See also “Item 4. Information on the Company — B. Business Overview — Tax” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that Melco Resorts Macau must notify the Chief Executive of Macau five business days in advance of any decision related to dividend distribution in an amount greater than MOP500 million (equivalent to approximately US$62.4 million), seek Macau government consent to grant or receive any loan in the amount of MOP100 million (equivalent to approximately US$12.5 million) and our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries and authorization is required in the Philippines for inward and outward transfers of Philippine pesos above a certain amount. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

Our board will continue to review from time to time our dividend policy as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions. We cannot assure you that we will make any dividend payments on our shares in the future. Except as permitted under the Companies Act ( as amended) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the MRM 2015 Credit Facilities, Studio City Notes, SCC 2021 Credit Facilities, SCC 2024 Revolving Facilities and other agreements governing indebtedness we and our subsidiaries may incur. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs — We cannot assure you that we will make dividend payments in the future” and “— Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

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

Risks Relating to Our Business and Operations

•	Risks relating to generating a substantial portion of revenues and cash from Macau and the Philippines.

•	Risks relating to operating in a highly regulated industry.

•	Risks relating to regional political, social, economic and legal and regulatory risks in Macau, the Philippines and Cyprus, and uncertainties in the legal systems in China.

•	Risks relating to inadequate transportation infrastructure that may hinder increase in visitation to our properties.

•	Risks relating to natural disasters and extreme weather phenomena.

•	Risks relating to facing intense competition.

•	Risks relating to dependence on the continued efforts of our senior management and retaining qualified personnel.

•	Risks relating to inadequate insurance coverage.

•	Risks relating to operating in the gaming industry, including risk of cheating and counterfeiting, inability to collect receivables from credit customers.

•	Risks relating to mergers, acquisitions, strategic transactions, investments, divestments and developing new branded products or entering into new business lines.

•	Risks relating to fluctuations in currency exchange rates of currencies used in our business and availability of credit.

•	Risks relating to failure to comply with anti-corruption laws and anti-money laundering policies.

•	Risks relating to cybersecurity and failure to protect the integrity and security of data, including customer information.

•

Risks relating to having a significant majority of operations in Macau, uncertainties in the legal systems in China, and policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time.

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

Risks Relating to Operating in the Gaming Industry in Other Jurisdictions that We Operate

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

The operating history of some of our businesses is shorter than some of our competitors and therefore may not serve as an adequate basis for your evaluation of our business and prospects. For example, Studio City Phase 2 progressively opened in April and September of 2023, City of Dreams Mediterranean opened to the public in July 2023 and both the Sri Lanka Casino and Nüwa Sri Lanka opened to the public in the third quarter of 2025.

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

•	respond to competitive and/or deteriorating market conditions; and

•	respond to changes in our regulatory environment and government policies.

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

We primarily depend on our properties in Macau and City of Dreams Manila and, to a lesser degree, City of Dreams Mediterranean for our cash flow. Given that our operations are primarily conducted based on our principal properties in Macau, one property in Manila and one property and three satellite casinos in Cyprus, we are subject to greater risks resulting from limited diversification of our businesses and sources of revenues as compared to gaming companies with more operating properties in various geographic regions. These risks include, but are not limited to:

•	changes in Macau, PRC, Philippine and Cypriot laws and regulations, including gaming laws and regulations or interpretations thereof, as well as China travel and visa policies;

•	dependence on the gaming, tourism and leisure market in China, the Philippines and Cyprus;

•	limited diversification of businesses and sources of revenues;

•

a decline in air, land or ferry passenger traffic to Macau, the Philippines and Cyprus from China and other areas or countries due to higher ticket costs, fears concerning travel, travel restrictions or otherwise, including as a result of outbreaks of widespread health epidemics or pandemics;

•	a decline in economic and political conditions in China, the Philippines and Cyprus, Asia, Europe or the Middle East;

•	an increase in competition within the gaming industry in Macau, the Philippines, Cyprus or generally in Asia or Europe;

•	inaccessibility to Macau, the Philippines or Cyprus due to inclement weather, road construction or closure of primary access routes;

•	austerity measures imposed now or in the future by the governments in China or other countries in Asia or Europe;

•	tightened control of cross-border fund transfers, foreign exchange and/or anti-money laundering regulations or policies effected by the PRC, Macau, Philippine and/or Cyprus governments;

•	any enforcement or legal measures taken by the PRC government to deter gaming activities and/or marketing thereof;

•

natural and other disasters, including typhoons, earthquakes, volcano eruptions, outbreaks of infectious diseases, terrorism, violent criminal activities or other disruptions affecting Macau, the Philippines or Cyprus;

•	lower than expected rate of increase or a decrease in the number of visitors to Macau, the Philippines or Cyprus;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau, Philippines and Cypriot markets;

•	government restrictions on growth of gaming markets, including policies on gaming table and electronic gaming machine allocation and caps; and

•	a decrease in gaming activities and other spending at our properties.

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

Our subsidiaries have entered into land concession contracts for the land on which our City of Dreams, Studio City and Altira Macau properties are located. Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years, subject to compliance with certain legal and administrative requirements, including the registration of the definitive concession.

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

Melco Resorts Macau and our subsidiary, Studio City Entertainment Limited, or Studio City Entertainment, have entered into the Studio City Casino Agreement since Studio City Entertainment does not hold a gaming license in Macau. Under such arrangements, Melco Resorts Macau operates Studio City Casino and pays gaming taxes and the costs incurred in connection with its on-going operations from Studio City Casino’s gross gaming revenues. Studio City Entertainment receives the residual amount and recognizes such residual amount as revenue arising from the Studio City Casino Agreement.

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

The strength and profitability of our business depends on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities in Europe, the United States, South and Southeast Asia and elsewhere, the military conflict between Russia and Ukraine and conflicts in the Middle East, social events, natural disasters such as typhoons, tsunamis and earthquakes, and outbreaks of widespread health epidemics or pandemics have negatively affected and in the future may negatively affect travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts or events may affect us, directly or indirectly, in the future. See also “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations” and “— Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners and our ability to accept certain customers, which could materially and adversely affect our competitiveness and business operations.”

We derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, China. Accordingly, our business is sensitive to the willingness and ability of our customers to travel, and our results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in China. In particular, our operating results may be adversely affected by:

•	changes in China’s political, economic and social conditions, including any slowdown in economic growth in China;

•	tightening of travel or visa restrictions to, from or within China, such as due to outbreaks of infectious diseases, or austerity measures which may be imposed by the PRC government;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the tax laws and regulations.

For example, our business and operations are affected by the travel or visa restrictions imposed by China on its citizens from time to time. Even before the COVID-19 outbreak, the PRC government imposed restrictions on exit visas granted to resident citizens of mainland China for travel to Macau. The PRC government further restricts the number of days that resident citizens of mainland China may spend in Macau for certain types of travel. Such travel and visa restrictions, and any changes imposed by the PRC government from time to time, could disrupt the number of visitors from China to our properties.

Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendments or different interpretations and implementation, thereby adversely affecting our profitability after tax. In addition, the demand for gaming activities and related services and luxury amenities that we provide through our operations is dependent on discretionary consumer spending and, as with other forms of entertainment, is susceptible to downturns in global and regional economic conditions. An economic downturn may reduce consumers’ willingness to travel and reduce their spending overseas, which would adversely impact us as we depend on visitors from China and other countries to generate a substantial portion of our revenues. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as perceived or actual general economic conditions, high energy and food prices, the increased cost of travel, weak segments of the job market, perceived or actual disposable consumer income and wealth, fears of recession and changes in consumer confidence in the economy or fears of armed conflict or future acts of terrorism. An extended period of reduced discretionary spending and/or disruptions or declines in travel could materially and adversely affect our business, results of operations and financial condition.

In addition, our business and results of operations may be materially and adversely affected by any changes in China’s economy, including any decrease in the pace of economic growth. Various factors have negatively impacted economic growth in China in recent years, including the government’s efforts to cool China’s housing market and disruptions caused by COVID-19 outbreaks, leading to reduced consumer discretionary budget and ultimately affecting their spending on travel and leisure. Moreover, China’s common prosperity drive, which was launched in 2021 and remains a long-term policy objective, aims to narrow the nation’s wealth gap by reducing wealth inequality. Any changes in the income tax rate or government policy which discourages consumption may affect the spending patterns of our patrons. All of these measures as well as a number of measures taken by the PRC government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, may have contributed to the slowdown of China’s economy in recent years. According to preliminary estimates from the National Bureau of Statistics of China, mainland China’s GDP growth rate was 5.0% in 2025, which was in line with the 5.0% growth in 2024. China also set the GDP growth target at 4.5%-5.0% for 2026. Any slowdown in China’s future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and our properties. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in China will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

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

Our business in the Philippines also depends significantly on revenues from foreign visitors and will be affected by the development of Manila and the Philippines as a tourist and gaming destination. Such revenues from foreign visitors and development of Manila and the Philippines may be disrupted by events that reduce foreigners’ willingness to travel to or create substantial disruption in Metro Manila and raise substantial concerns about visitors’ personal safety, such as power outages, civil disturbances, terrorist attacks and outbreaks of widespread health epidemics or pandemics, among others. The Philippines has also experienced a significant number of major catastrophes over the years, including typhoons, volcanic eruptions and earthquakes, which have caused road closures and work stoppages in the affected areas as well as cancelation of flights. We cannot predict the extent to which our business in the Philippines and tourism in Metro Manila in general will be affected by any of the above occurrences or fears that such occurrences will take place. We cannot guarantee that any disruption to our Philippine operations will not be protracted, that City of Dreams Manila will not suffer any damage and that any such damage will be completely covered by insurance, if at all. Should the Philippines fail to continue to develop as a tourist destination or should Entertainment City or Manila fail to become a widely recognized regional gaming destination, City of Dreams Manila may fail to attract a sufficient number of visitors, which would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows. Any of these occurrences may disrupt our operations in the Philippines.

The subtropical climate and location of both Macau and the Philippines render them susceptible to typhoons, heavy rainstorms and other natural disasters, while Cyprus is also susceptible to heavy rainstorms and other natural disasters. In the event of a major typhoon, heavy rainstorms or other natural disasters in Macau, the Philippines or Cyprus, such as Typhoon Ragasa in Macau in September 2025, our properties may be severely damaged, our operations may be materially and adversely affected, and our properties may even be required to temporarily cease operations by regulatory authorities. Any flooding, unscheduled interruption in the technology or transportation services or interruption in the supply of public utilities is likely to result in an immediate and possibly substantial loss of revenues due to a shutdown of any of our properties and material adverse effect on our business operations and financial condition.

Our operations in Cyprus are subject to economic, political and social risks within Cyprus, particularly in the occupied part of Cyprus, as well as outside of Cyprus due to the ongoing conflicts in the Middle East, including between the United States, Israel and Iran. There are ongoing political, social and economic issues in Cyprus relating to the division of the island following the Turkish invasion in 1974, with the occupied part of Cyprus controlled by Turkey and its military. These issues have escalated due to the discovery and exploration of natural gas in Cyprus’ economic zones as well as in the economic zones around Cyprus. Turkey has unilaterally created its own economic zones overlapping the Cyprus ones and has initiated exploratory drilling in the area. Any future political or social instability in Cyprus or in the neighboring region could adversely affect the business operations and financial conditions of our casinos in Cyprus, including City of Dreams Mediterranean. Cyprus’ relatively small and open economy means it remains susceptible to rapid changes in economic conditions in the neighboring regions or globally. In addition, changes in government policies, laws or regulations, or in the interpretation or enforcement of these laws and regulations, may negatively impact gaming and non-gaming activities at our facilities in Cyprus, which could adversely affect our business operations and financial condition. For example, an amendment to Cyprus’ anti-money laundering law came into effect on January 1, 2025, prohibiting cash payments exceeding EUR10,000 (equivalent to approximately US$11,765) for goods, services and real estate transactions in one or a series of related transactions. While a subsequent amendment to the Cyprus’ anti-money laundering law in 2025 exempted transactions conducted within casinos from this cash limit until 2027 when the European Union’s Anti-Money Laundering Regulation will become applicable to casinos, our results of operations in Cyprus may be materially and adversely affected once such law becomes applicable to transactions conducted within casinos.

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

In addition, the global macroeconomic environment continues to face significant challenges, including the continuation of international trade conflicts, such as the trade disputes between the United States and China and the imposition of trade tariffs and related retaliatory measures between these two countries and globally.

Heightened tensions remain between the United States and China in connection with ongoing trade disputes as well as other political factors and may escalate. Such tensions, or any escalation in tensions between the United States and China, or globally, could reduce levels of trade, investment, technological exchanges and other economic activities between these two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets.

Elevated inflation rates in places where we operate and globally may weaken discretionary spending of our customers and increase our operating costs such as through increases in salary payments for our staff or key expenditures in our business. In September 2024, the U.S. Federal Reserve lowered the benchmark federal-funds rate for the first time in four years to 5.00% and has continued to lower interest rates in 2024 and 2025 to the current rate of 3.75%. The direction that the U.S. Federal Reserve will take with regards to its monetary policy is uncertain. Interest rate hikes from one or more central banks across the world to address inflation or other macroeconomic factors would increase the cost of credit throughout global economies, impacting cashflows for both businesses and consumers as they spend more on interest payments which, in turn, reduces the amount available for capital investments and for discretionary consumption. Any developments that adversely impact global liquidity, heighten market volatility and increase U.S. dollar funding costs resulting in tightened global financial conditions and a prolonged period of volatile and unstable market conditions would likely increase our funding costs and negatively affect our market risk mitigation strategies.

Since 2022, continued stress in China’s property sector and a weaker, uneven post-pandemic economic recovery have weighed on risk sentiment toward China-linked U.S. dollar high-yield credit more broadly. This has at times contributed to wider spreads and weaker secondary-market performance for high-yield bonds of issuers in other sectors connected with China, including those issued by Macau gaming operators and associated entities. Other factors affecting discretionary consumer spending, including the level of disposable consumer income, fears of recession, lack of consumer confidence in the economy, change in consumer preferences, high energy, fuel and other commodity costs and increased cost of travel may negatively impact our business. An extended period of reduced discretionary spending and/or disruptions or declines in travel have had and could materially adversely affect our business, results of operations and financial condition.

Considerable uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over conflicts, unrest and terrorist threats in the Ukraine, Middle East, Europe and Africa, including, but not limited to, between the United States, Israel and Iran and the continuing military conflict between Russia and Ukraine leading to sanctions and export controls imposed by the United States, the European Union, the United Kingdom and other countries targeting Russia, its financial system and major financial institutions and certain Russian entities and persons. Such sanctions and measures and conflicts have had and may continue to have a negative impact on our business and our ability to accept certain customers, including for our business in Cyprus where historically a significant number of tourists have come from Russia, Israel and the Middle East. These conflicts have also caused volatility in global financial markets, a rise in prices of oil, gas and other commodities, and impacted availability of flights into and out of Cyprus. In addition, concerns over potential conflicts involving the Korean peninsula persist. Any severe or prolonged slowdown in the global economy or increase in international trade or political conflicts may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.

A significant number of the customers of our properties come from, and are expected to continue to come from, China. Any travel restrictions imposed by China could negatively affect the number of patrons visiting our properties from China. Under the Individual Visit Scheme, or IVS, mainland China citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. While the PRC government has restricted and then loosened IVS travel frequently, it has indicated its intention to maintain tourism development by opening the IVS to more China cities to visit Macau. For example, the IVS was further expanded to Qingdao and Xi’an beginning in March 2024. A decrease in the number of visitors from China could adversely affect our results of operations. See also “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations”.

In addition, certain policies and campaigns implemented by the PRC government may lead to a decline in the number of patrons visiting our properties in Macau and the amount of spending by such patrons. The strength and profitability of our business depend on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the PRC government in recent years have resulted in an overall dampening effect on the behavior of China consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the PRC government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of China consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting our properties may be affected by the PRC government’s focus on deterring marketing of gaming to China citizens and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, and reduce the amount that mainland China-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. The PRC government has also developed its digital currency and has performed certain test trials in its application within China. If a digital currency is adopted by the Macau government for gaming operations in Macau, there could be a material and adverse impact on our operations, especially our VIP rolling chip operations, if limitations on transactions per player are also introduced in conjunction with the adoption of the digital currency.

Regulatory scrutiny of gaming promoters in China and the Philippines has also affected the gaming business. See “— We depend upon gaming promoters for a portion of our gaming revenues. If we are unable to establish or maintain the number of successful relationships with gaming promoters, the financial resources of our gaming promoters are insufficient to allow them to continue doing business or we are unable to find alternative means to attract VIP rolling chip patrons in markets such as Macau where gaming promoters have become subject to restrictions on doing business due to legal and regulatory requirements, our results of operations could be materially and adversely impacted” and “— Our business is subject to regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitations to our properties and have a material adverse effect on our results of operations.”

We derive a significant majority of our revenues from our Macau gaming business and any disruptions or downturns in the Macau gaming market may have a material impact on our business.

We expect to continue to derive a significant majority of our revenues from our Macau gaming business and may be materially affected by any disruptions or downturns in the Macau gaming market. For example, although gross gaming revenues in Macau increased by 9.1% on a year-over-year basis in 2025 compared to 2024 according to the DICJ, governmental policies and responses to COVID-19 outbreaks during the period between 2020 to 2022 resulted in a significant decline in inbound tourism in Macau with gross gaming revenues declining by 30.2% in 2022 compared to 2020, according to the DICJ.

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

The gaming industries in the jurisdictions in which we operate are highly regulated.

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

The Philippine gaming industry is also highly regulated, including the amendment to the existing Philippine Anti-Money Laundering Act, as amended (“Philippine AMLA”), whereby casinos are included as covered persons subject to reporting and other requirements under the Philippine AMLA. The Anti-Money Laundering Council and PAGCOR have also released regulations and guidelines on compliance. The authority of the Anti-Money Laundering Council was also expanded to include the power to apply for search and seizure orders, issue subpoenas, and preserve, manage or dispose assets pursuant to a freeze order or judgment of forfeiture. We cannot assure you that our contractors, agents or employees will continually adhere to our current anti-money laundering policies for our Philippine operations or future policies that we may implement or revise or that any such policies will be effective in preventing our Philippines operations from being exploited for money laundering purposes. City of Dreams Manila is also subject to increased audits and inspections from regulators, including those relating to anti-money laundering requirements and measures. City of Dreams Manila may legally operate under the Philippine License, which requires a number of periodic approvals from and reports to PAGCOR. PAGCOR may refuse to approve proposals by us and our gaming promoters, or modify previously approved proposals and may require us and/or our gaming promoters to perform acts with which we disagree. The Philippine License requires, among others, 95.0% of City of Dreams Manila’s total employees to be locally hired. PAGCOR could also exert a substantial influence on our human resource policies, particularly with respect to the qualifications and salary levels for gaming employees, especially in light of the fact that employees assigned to the gaming operations are required by PAGCOR to obtain a Gaming Employment License. As a result, PAGCOR could have influence over City of Dreams Manila’s gaming operations. Moreover, because PAGCOR is also an operator of casinos and gaming establishments in the Philippines, it is possible that conflicts in relation to PAGCOR’s operating and regulatory functions may exist or may arise in the future. In addition, we and our gaming promoters may not be able to obtain, or maintain, all requisite approvals, permits and licenses that various Philippine and local government agencies may require. Any of the foregoing could adversely affect our business, financial condition and results of operations in the Philippines.

Gaming in Cyprus is a highly regulated new market and subject to various regulations of the European Union that are being developed and adopted in Cyprus. New gaming laws and regulations come into force from time to time in Cyprus. The CGC has and will continue to conduct business-wide anti-money laundering and counter-terrorist financing inspections at City of Dreams Mediterranean and the Cyprus Casinos and review our anti-money laundering policies. As a result of these inspections and reviews, we have made, and expect we will need to continue to make, certain adjustments to our anti-money laundering policies and compliance procedures from time to time. We may also face compliance challenges as there are fewer precedents on the interpretation of Cyprus gaming laws and regulations as compared to other jurisdictions. Our Cyprus License also requires us to submit periodic and ad-hoc reports to the CGC in areas that include our operations, regulatory compliance, consumer complaints and financial and tax reporting. If we are unable to fully comply with any of the foregoing requirements, we could be subject to fines or other penalties.

Gaming in Sri Lanka is an evolving market and subject to various regulations in Sri Lanka. In particular, the Gambling Regulatory Authority Act, No. 17 of 2025, which became effective on December 1, 2025, establishes a new gambling regulatory authority, compliance framework and foundation for new gambling regulations to be issued in Sri Lanka. Any inability to comply with regulatory requirements may subject us to fines, revocation or even cancellation of the Sri Lanka License.

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

In addition, there are limited precedents on the interpretation of the current laws and regulations concerning gaming and gaming concessions and licenses in the jurisdictions in which we operate. These laws and regulations are complex, and a court or administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue new or modified regulations, that differ from our interpretation.

Changes in laws, regulations and policies in China and uncertainties in the legal systems in China may expose us to risks. In addition, rules and regulations in China can change quickly with little advance notice.

We derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, China. Accordingly, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments not only in Macau but also in the rest of China. Gaming-related activities in China, including marketing activities, are strictly regulated by the PRC government and subject to various laws and regulations. The PRC legal system continues to evolve and the interpretations of laws, regulations and rules are not always uniform. Rules and regulations in China can change quickly with little advance notice. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of all policies and rules imposed by the PRC authorities which may affect or relate to our business and operations. There is also no assurance that our interpretation of the laws and regulations that affect our activities in China is or will be consistent with the interpretation and application by the PRC governmental authorities. These uncertainties may impede our ability to assess our legal rights or risks relating to our business and activities. Any changes in the laws and regulations, or in the interpretation or enforcement of these laws and regulations, that affect gaming-related activities in China could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations and have a material and adverse effect on our business and prospects, financial condition and results of operations. We may incur penalties for any failure to comply with PRC laws and regulations.

In addition, PRC administrative and court authorities have discretion in interpreting and implementing statutory terms. Such discretion of the PRC administrative and court authorities increases the uncertainties in the PRC legal system and makes it difficult to evaluate the likely outcome of any administrative and court proceedings in China and the level of legal protection we enjoy than in other legal systems. Any litigation or proceedings in China may be protracted and result in substantial costs and diversion of our resources and management attention. Any such litigation or proceedings could have a material adverse effect on our business, reputation, financial condition and results of operations.

The PRC government may influence our operations or impact our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material changes in our operations and the value of our ordinary shares and ADSs.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the China economy through evolving development, interpretation and implementation of applicable laws and regulations. The PRC government may also enact new laws, rules or regulations, which may influence our operations, at any time as the PRC government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the PRC government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and any such action could significantly impact our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See also “— Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to our reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” for discussions relating to the China Data Security Law.

For example, on February 17, 2023, the CSRC released a set of rules, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Administrative New Measures, and related guidelines, which came into effect on March 31, 2023, and the Notice on the Arrangements for the Recordation Management of Overseas Issuances and Listings of Domestic Enterprises, or the Notice on Overseas Issuance and Listing.

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

We do not believe that our previous or future offshore offerings are or will be subject to the filing procedures under the Trial Administrative New Measures and related guidelines as (i) we currently have two subsidiaries in mainland China, and the aggregate operating revenue, total profit, total assets or net assets of such subsidiaries as recorded in our audited consolidated financial statements for the most recent financial year were immaterial and will not reach the threshold under the first paragraph of Article 15 of the Trial Administrative New Measures; (ii) the main parts of the Company’s business activities are not and are not expected to be conducted in mainland China; (iii) the Company’s principal places of business are not and are not expected to be located in mainland China; (iv) the senior management in charge of the Company’s business operation are not mainland China citizens and the management does not and is not expected to be domiciled in mainland China; and (v) the risk factors disclosed in the offering document of any future offshore offerings are not expected to be predominately related to mainland China as compared to other countries and regions. However, uncertainties exist as to how the Trial Administrative New Measures and the related guidelines will be interpreted and implemented. Particularly, the Principle is subject to any new laws, rules and regulations or interpretations and implementations in any form relating to the filing requirements under the Trial Administrative New Measures at the discretion of the PRC government authorities.

If (i) (a) we incorrectly conclude that certain regulatory permissions and approvals are not required or (b) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (ii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

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

In Macau, some competitors have opened new properties, expanded operations and/or have announced intentions for further expansion and developments in Cotai, where City of Dreams and Studio City are located. For example, Phase 3 of the Galaxy Macau Resort progressively opened from the second quarter of 2023, while Phase 4 is currently under development with its construction expected to be completed in 2027. Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, has rebranded and redeveloped Sands Cotai Central in Cotai into The Londoner Macau, which opened in February 2021, and completed renovations of the former Sheraton Grand, rebranding the hotel as the Londoner Grand, which opened in June 2025. Sociedade de Jogos de Macau, S.A., or SJM, opened Grand Lisboa Palace in July 2021 and opened two additional hotels in 2023. See “Item 4. Information on the Company — B. Business Overview — Market and Competition.”

In the Philippine gaming market, we compete with hotels and resorts owned by both Philippine nationals and international operators. In 2025, Bloomberry Resorts Corporation opened Solaire Resort North in Quezon City, and Suntrust Resort Holdings is expected to open its integrated resort in Westside City, Manila in the second half of 2026. PAGCOR, an entity owned and controlled by the government of the Philippines, also operates gaming facilities across the Philippines. The past year has also seen the rapid growth of electronic games in the Philippines, with gross gaming revenues from electronic games increasing by approximately 67% in the first nine months of 2025 compared to the comparable period in 2024. Our operations in the Philippines face competition from gaming operators in other more established gaming centers across the region, particularly those of Macau and Singapore, and other major gaming markets located around the world, including Australia and Las Vegas, as we attract similar pools of customers and tourists. A number of such other operators have a longer track record of gaming operations and such other markets have more established reputations as gaming markets. Our operations in the Philippines may not be successful in its efforts to attract foreign customers and independent gaming promoters to City of Dreams Manila, and to promote Manila as a gaming destination.

In Cyprus, we hold a 30-year casino gaming license, which commenced from June 2017 and as to which the first 15 years are exclusive. Although we hold the exclusive license to operate casinos in the Republic of Cyprus until 2032, we may face competition from a large number of sports betting shops in Cyprus, online sports betting or other illegal casinos in Cyprus closed down by the Cyprus government, and from a large number of casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East. We expect additional competition from new integrated resorts scheduled to open in the region, including the Hard Rock Hotel & Casino Athens which is expected to open in 2027, and Wynn Al Marjan Island, which is currently under construction at Ras Al Khaimah in the UAE and expected to open in the spring of 2027.

We also compete to some extent with casinos located in other countries, such as Singapore, Malaysia, South Korea, Vietnam, Cambodia, India, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States, and in the future, proposed developments in Japan, Greece and the United Arab Emirates, among others. Certain other markets, such as Taiwan, may also in the future legalize casino gaming and may not be subject to as stringent regulations as the jurisdictions in which we operate. We also compete with both legal and illegal online gaming and sports betting websites, cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Asia could also significantly and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Currently, Macau is the only region in China offering legal casino gaming. Although the PRC government has strictly enforced its regulations prohibiting domestic gaming operations in mainland China, there may be casinos in parts of mainland China that are operated illegally and without licenses. In addition, there is no assurance that the PRC government will not in the future permit gaming operations in mainland China. Competition from casinos in mainland China, legal or illegal, could materially and adversely affect our business, results of operations, financial condition, cash flows and prospects.

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

Inadequate transportation infrastructure may hinder increases in visitations to Macau, the Philippines or Cyprus.

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

City of Dreams Manila is located within Entertainment City, a controlled development in the City of Parañaque. In addition to us, Solaire, Okada Manila and Newport World Resorts operate integrated resorts within Entertainment City. The NAIA Expressway and Skyway Stage-3 Expressway helped alleviate the traffic congestion within the area surrounding Entertainment City and the Philippine government continues to examine viable alternatives to ease traffic congestion in Manila. However, there is no guarantee that these measures will succeed, or that they will sufficiently eliminate the traffic problems or other deficiencies in Manila’s transportation infrastructure. Traffic congestion and other problems in Manila’s transportation infrastructure could adversely affect the tourism industry in the Philippines and reduce the number of potential visitors to City of Dreams Manila, which could, in turn, adversely affect our business and prospects, financial condition and results of our operations.

Cyprus is an island in the Eastern Basin of the Mediterranean Sea. It is the third largest island in the Mediterranean after the Italian islands of Sicily and Sardinia. Cyprus has two international airports with flights to other European countries as well as outside of Europe such as Russia, the Middle East and Africa. Cyprus’ existing transportation infrastructure may be incapable of handling the increased number of tourist arrivals that may be necessary to support visitor traffic to City of Dreams Mediterranean in Limassol or our three satellite casinos in Nicosia, Ayia Napa and Paphos. There is no guarantee that any measures taken by the government of Cyprus or the operator of the Cyprus airports will successfully increase air traffic into Cyprus or sufficiently eliminate the traffic problem or other deficiencies in Cyprus’ transportation infrastructure.

The governments in Macau, the Philippines and other jurisdictions in which we operate could grant additional rights to conduct gaming in the future, which could significantly increase competition and cause us to lose or be unable to gain market share.

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

In Sri Lanka, our subsidiary, Bluehaven Services, is one of five companies authorized to operate gaming activities and there is no assurance that the Sri Lankan government will not grant additional gaming licenses. Additionally, new regulations issued in 2025 provide the possibility of obtaining certain gaming and corporate income tax exemptions for investors in the Port City Colombo (a multi-service special economic zone located adjacent to Colombo’s business district) meeting minimum investment criteria. The granting of any additional gaming licenses, especially to operators who are given tax exemptions not available to us, could significantly increase competition and have a material and adverse effect on our business and operations in Sri Lanka.

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

The pool of experienced gaming and other skilled and unskilled personnel in Macau, the Philippines and Cyprus is limited. Our demand remains high for personnel occupying sensitive positions that require qualifications sufficient to meet gaming regulations and other requirements or skills and knowledge. Competitive demand for qualified personnel is expected to continue in Macau and the Philippines. The limited supply and competition in the labor market could cause our labor costs to increase.

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

Since 2019, the Kilusan ng Manggagawang Makabayan (KMM-Katipunan) Melco Resorts Leisure (PHP) Corporation — Table Games Division — Chapter, or KMM-MELCO TGD, has represented the rank-and-file employees of the Table Games Division of City of Dreams Manila as the latter’s sole and exclusive bargaining agent. The 2022-2024 Collective Bargaining Agreement between KMM-MELCO TGD and Melco Resorts Leisure expired on June 30, 2024, and on August 26, 2025, Melco Resorts Leisure and KMM-MELCO TGD Union signed the Collective Bargaining Agreement with effect from July 1, 2024 to June 30, 2027.

In November 2024, a second union, the Kilusan ng Manggagawang Makabayan (KMM-Katipunan) Melco Resorts Leisure (PHP) Corporation — Gaming Technology Services Department — Chapter, or KMM-MELCO-GTS, filed a petition before the Department of Labor requesting for an election by the relevant employees for the KMM-MELCO-GTS to be certified as the sole bargaining agent for their department. The certification election conducted on February 7, 2025 yielded an affirmative vote certifying the KMM-MELCO-GTS as the exclusive bargaining representative of the rank-and-file employees of the Gaming Technology Services Department. As such, negotiation proceedings between Melco Resorts Leisure and KMM-MELCO-GTS have commenced.

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

We currently have various insurance policies providing certain coverage typically required by gaming and hospitality operations in Macau. In addition, we maintain various types of insurance policies for all of our properties, including mainly property damage, business interruption, general liability and crime insurance policies. In the Philippines, we also maintain a surety bond required by PAGCOR, which secures the prompt payment by Melco Resorts Leisure of the monthly licensee fees due to PAGCOR. These insurance policies provide coverage that is subject to policy terms, conditions and limits. There is no assurance that we will be able to renew such insurance coverage on equivalent premium costs, terms, conditions and limits upon their expiration. Certain events, such as typhoons and fires, have increased our premium costs and reduced policy limits. The cost of coverage may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage. Our cyber insurance may not cover all expenses and losses arising from any cybersecurity incidents and, accordingly, such breaches or other compromises of our information security or that of its third-party service providers or business partners may have an adverse impact on our operating results and financial condition.

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

There is limited available insurance in the jurisdictions in which we may operate, and our insurers may need to secure reinsurance in order to provide adequate cover for our property and development projects. Our credit agreements, our gaming concession in Macau, the Philippine License granted by PAGCOR and certain other material agreements require a certain level of insurance to be maintained, which must be obtained in Macau and the Philippines, respectively, unless otherwise authorized by the respective counterparties. Failure to maintain adequate coverage could be an event of default under our credit agreements, our gaming concession in Macau or the Philippine License and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our operations could be, and in certain cases, such as in relation to COVID-19, have been adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika, Ebola and COVID-19. The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions within China or elsewhere in the world as well as temporary or prolonged closures of the facilities we use for our operations and disruptions to public transportation, which could severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy.

There can be no assurance that any reemergence or outbreak of COVID-19, swine flu, avian influenza, SARS, MERS, Zika, Ebola or other contagious disease or any measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of any health epidemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our facilities or employees or others involved in our operations were suspected of having COVID-19, swine flu, avian influenza,

SARS, MERS, Zika or Ebola as this could require us to quarantine some or all of such employees or persons or disinfect the facilities used for our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, which could result in reduced business volume and the temporary closure of our facilities or otherwise disrupt our business operations and adversely affect our results of operations. Our revenues and profitability could be materially reduced to the extent that a health epidemic or other outbreak harms the China or global economy in general.

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

Our exposure to foreign exchange rate risk is associated with the currency of our operations, our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our current revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. Our current expenses are denominated predominantly in Patacas, H.K. dollars, the Philippine pesos, the Euro and the Sri Lankan rupees. In addition, we have revenues, assets, debt and expenses denominated in Philippine pesos, in Euros and in Sri Lankan rupees relating to our businesses in the Philippines, Cyprus and Sri Lanka, respectively. We also have subsidiaries, branch offices and assets in various countries and regions, including Singapore, Thailand and Taiwan, which are subject to foreign exchange fluctuations and local regulations that may impose, among others, limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. In addition, a significant portion of our indebtedness, including the Melco Resorts Finance Notes and Studio City Notes, and certain expenses, are and are expected to be denominated in U.S. dollars, and the costs associated with servicing and repaying such debt are and are also expected to be denominated in U.S. dollars.

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

We maintain a certain amount of our operating funds in the same currencies in which we have obligations in order to reduce our exposure to currency fluctuations, and we have entered into foreign exchange hedging transactions for a portion of our debt. We have not, however, engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2025 and 2024. In addition, we may face regulatory, legal and other risks in connection with our assets and operations in certain jurisdictions that may impose limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.

Furthermore, the PRC government has tightened currency exchange controls and restrictions on the export and conversion of the Renminbi in recent years. Restrictions on the export of the Renminbi, as well as the increased effectiveness of such restrictions, may impede the flow of gaming patrons from mainland China to Macau and/or from China to the Philippines, Sri Lanka or outside of Asia, inhibit the growth of gaming in those markets and negatively impact our gaming operations.

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

Should we pursue acquisitions in mainland China, we will be subject to a variety of PRC anti-monopoly laws. In recent years, additional regulations have been implemented which make merger and acquisition activities by foreign investors more time-consuming and complex. The Measures for the Security Review of Foreign Investments promulgated by National Development and Reform Commission, or the NDRC, and Ministry of Commerce, which became effective from January 2021, require that a security review by relevant governmental authorities must be conducted for foreign investments that affect or may affect national security in accordance with the provisions thereunder. In November 2021, the State Council inaugurated the National Anti-Monopoly Bureau, which aims to further implement fair competition policies and strengthen anti-monopoly supervision in mainland China, particularly to strengthen oversight and law enforcement in areas involving innovation, science and technology, information security and people’s livelihoods. Any failure or perceived failure by us to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

Any integration process that would follow any of our acquisitions, investments or strategic transactions, including our acquisition of 75% equity interest in ICR Cyprus, may prove more difficult than anticipated. We may be subject to liabilities or claims that we are not aware of at the time of the investment or acquisition, and we may not realize the benefits anticipated at the time of the investment or acquisition. Any benefits anticipated at the time of the investment or acquisition may also not be realized, or may be impacted, due to factors beyond our control. For example, in Cyprus, our operations have been negatively affected by, among others, the military conflict between Russia and Ukraine, the Israel-Hamas conflict and other conflicts in the Middle East, including between the United States, Israel and Iran. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and liabilities, result in losses, including in material amounts, and may adversely affect our businesses, financial condition and operating results. Even if we do identify suitable opportunities, we may not be able to make such acquisitions or investments on commercially acceptable terms or adequate financing may not be available on commercially acceptable terms, if at all, and we may not be able to consummate a proposed acquisition or investment.

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

We conduct, and expect to continue to conduct, our gaming activities at our casinos on a credit basis as well as a cash basis. We grant credit to certain players and, where permitted, certain customers of gaming promoters. In markets where we engage gaming promoters and the grant of credit is permitted, such as the Philippines and Cyprus, we grant credit to certain gaming promoters. Gaming promoters bear the responsibility for issuing credit and subsequently collecting the credit they granted. We extend credit, often on an unsecured basis, to certain gaming promoters and VIP patrons whose level of play and financial resources warrant such an extension in our opinion. High-end patrons typically are extended more credit than patrons who wager lower amounts. Any slowdown in the economy could adversely impact our patrons to whom we extend credit, which could in turn increase the risk that these clients may default on credit extended to them.

We may not be able to collect all of our gaming receivables from, or fully realize the value of collateral posted by, our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions including Macau, the Philippines, Cyprus, Sri Lanka and, under certain circumstances, Hong Kong, the U.S., Australia and Canada. As most of our customers in Macau are visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts in many jurisdictions, do not enforce gaming debts. Further, we may be unable to locate assets in other jurisdictions against which recovery of gaming debts can be sought. The collectability of receivables from our credit customers and, in particular, our international credit customers, could be negatively affected by future business or economic trends or by significant events in the jurisdictions in which these customers reside, or in which their assets are located. We may also have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. We could suffer a material adverse impact on our operating results if receivables from our credit customers are deemed uncollectible. In addition, in the event a credit customer suffers losses in connection with any gaming activities at our properties and receivables from such customer are uncollectible, gaming taxes or license fees (as the case may be) will still be payable on the resulting gaming revenues, notwithstanding any receivables owed by such customer to us may be uncollectible. An estimated allowance for credit losses is maintained to reduce our receivables to their carrying amounts, which approximate fair values.

Our business and financial plans may be negatively impacted by any contraction in the availability and significant increase in the cost of credit.

Our business and financing plans may be dependent upon the completion of future financings. Any contraction of liquidity in the global credit markets and/or a significant increase in interest rates may make it difficult and costly to obtain new lines of credit or to refinance existing debt and may place broad limitations on the availability of credit from credit sources as well as lengthen the recovery cycle of extended credit. Any deterioration in the credit environment may cause us to have difficulty in obtaining additional financing on acceptable terms, or at all, which could adversely affect our ability to complete current and future projects and/or refinance existing debt on a timely basis. Tightening of liquidity conditions in credit markets and material rises in the cost of funding may also constrain revenue generation and growth and could have a material adverse effect on our business, financial condition and results of operations.

Rolling chip patrons and VIP gaming customers may cause significant volatility in our revenues and cash flows.

A portion of our casino revenues in Macau are generated from the rolling chip operations of the gaming market. Similarly, City of Dreams Manila also attracts foreign gaming visitors, particularly VIP players who typically place large individual wagers. The loss or a reduction in the play of the most significant of these rolling chip patrons or VIP gaming customers could have an adverse effect on our business. In addition, revenues and cash flows derived from high-end gaming of this type are typically more volatile than those from other forms of gaming primarily due to high bets and the resulting high winnings and losses. As a result, our business, results of operations and cash flows from operations may be more volatile from quarter to quarter than that of our competitors and consequently may require higher levels of cage cash in reserve to manage this volatility.

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

Historically, VIP rolling chip patrons introduced to us by gaming promoters were responsible for a significant portion of our gaming revenues in Macau. However, significantly increased regulatory scrutiny of gaming promoters in Macau has resulted, and may continue to result, in restrictions on their activities and the cessation of business of many gaming promoters. In addition, changes to the legal and regulatory framework in China has also affected gaming promoters in Macau. For example, amendments to China’s criminal laws, which provide that anyone that organizes trips for mainland China citizens for the purpose of gambling outside of mainland China, including Macau, may be deemed to have conducted a criminal act, came into effect on March 1, 2021. In late 2021 and early 2022, the Macau authorities arrested executives from gaming promoters for alleged illegal overseas gaming related activities. In 2023, certain of these individuals were sentenced to jail terms in addition to the payment of monetary compensation to the Macau SAR. In the event gaming promoters are subject to additional restrictions and regulatory scrutiny in Macau and we, or the gaming promoters we engage, are unable to successfully attract VIP rolling chip patrons, our business, financial condition and results of operations could be affected materially and adversely. As of the end of 2025, we had six gaming promoters operating at City of Dreams in Macau. For a further discussion of restrictions on gaming promoters in Macau, see “— Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.”

As of the end of 2025, we had arrangements with six gaming promoters in the Philippines. In the event we are unable or choose not to partner with additional gaming promoters in the Philippines or are unable to successfully operate our VIP rolling chip operations with reduced reliance on customers introduced by gaming promoters or expand our mass market operation in the Philippines, our business, financial condition and results of operations could be affected materially and adversely.

As of the end of 2025, we had arrangements with three licensed gaming promoters in Cyprus.

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

The reputation and integrity of the parties with whom we engage in business activities are important to our own reputation and our ability to continue to operate in compliance with the permits and licenses required for our businesses. These parties include, but are not limited to, those who are engaged in gaming-related activities, such as gaming promoters, developers and hotel, restaurant and night club operators with whom we have or may enter into services or other types of agreements. Under the Macau Gaming Operations Law and Gaming Activities Law, Melco Resorts Macau has an obligation to supervise gaming promoters who operate at our Macau properties to ensure their compliance with applicable laws and regulations. Under the Casino Guide for Fitness and Propriety Assessment for Junket Operators published by PAGCOR in June 2022, all land-based casinos must assess the fitness and propriety nature of its junket or chip-washing operators, its associates/agents/promoters, and applicants for junket operations. To conduct any business activity in licensed casinos, all persons responsible for the operations of junkets and/or applicants for junket operations must demonstrate that they are a “fit and proper” person.

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

There is no assurance that our employees, consultants, contractors and agents, and those of our affiliates, will adhere to our anti-corruption compliance program, or that any action taken to comply with, or address compliance issues, will be considered adequate by the regulatory bodies with jurisdiction over us and our affiliates. Any violation of our compliance programs or applicable laws by us or our affiliates could subject us or our affiliates to investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions, any of which may result in a material adverse effect on our reputation, cause us to lose customer relationships or gaming licenses, or lead to other adverse consequences on our business, prospects, financial condition and results of operations. As we are a U.S. listed company, certain U.S. laws and regulations apply to our operations and compliance with those laws and regulations increases our cost of doing business. We also deal in significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations. Any violation of anti-money laundering laws or regulations by us could have a negative effect on our results of operations.

A failure to establish and protect our intellectual property rights could have an adverse effect on our business, financial condition and results of operations.

We have applied for, registered or have the right to use certain trademarks, including “Melco,” “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “Morpheus,” “House of Dancing Water,” “City of Dreams Manila,” “Studio City,” “Melco Resorts Philippines,” “C2”, “Melco Resorts & Entertainment,” “City of Dreams Mediterranean” and “City of Dreams Sri Lanka” in Macau, the Philippines, Cyprus, Sri Lanka and/or other jurisdictions. We have also applied for or registered in Macau, the Philippines, Cyprus and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau, the Philippines, Cyprus and Sri Lanka. We endeavor to establish and protect our intellectual property rights through trademarks, service marks, domain names, licenses and other contractual provisions. The brands we use in connection with our properties have gained recognition. Failure to possess, obtain or maintain adequate protection of our intellectual property rights could negatively impact our brands and could have a material adverse effect on our business, financial condition and results of operations. For example, third parties may misappropriate or infringe our intellectual property, which may include but not be limited to the use of our intellectual property by offshore gaming websites, including those that may attempt to defraud members of the public. While we may take legal or other appropriate actions against these unauthorized offshore websites, such as by reporting the sites to the appropriate governmental or regulatory authorities, such actions may not be effective or significant expenses could be incurred and such unauthorized activities may draw businesses away from our operations and/or tarnish our reputation, all of which may adversely affect our business, financial condition and results of operations.

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

The free ports, offshore financial services and free movement of capital have created an environment whereby casinos in the jurisdictions in which we operate could be exploited for money laundering purposes. We also deal with significant amounts of cash in our regular casino operations. To combat money laundering risks and to comply with various reporting and anti-money laundering regulations and increased audits and inspections from regulators, we have implemented anti-money laundering policies to address those requirements. For example, Philippine laws on anti-money laundering have been amended to include casinos as covered institutions and the Anti-Money Laundering Council and PAGCOR have also released corresponding regulations and guidelines on compliance. In Cyprus, the Prevention and Suppression of Money Laundering and Terrorist Financing Laws of 2007 as amended (“Cyprus AML Law”) was amended and came into effect on January 1, 2025, to prohibit cash payments exceeding EUR10,000 (equivalent to approximately US$11,765) for goods, services and real estate transactions in one or a series of related transactions while a subsequent amendment to the Cyprus AML Law in March 2025 exempted transactions conducted within casinos from this cash limit until 2027 when the European Union’s Anti-Money Laundering Regulation will become applicable to casinos. In addition, the CGC’s anti-money laundering Direction requires us to implement compliance measures to meet obligations relating to our monitoring and control obligations and CGC reporting requirements. We adjusted our anti-money laundering policies for our Philippine and Cyprus operations as a result of these new rules and regulations. Any further changes to anti-money laundering laws and regulations in the jurisdictions in which we operate may require us to adopt changes to our own anti-money laundering policies.

We cannot assure you that our contractors, agents or employees will continually adhere to any such current or future policies or these policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of the jurisdictions in which we operate.

There can be no assurance that the anti-money laundering measures we have adopted and undertaken will be effective or considered sufficient by regulatory authorities or that we would not be subject to any accusation or investigation related to any possible money laundering activities or of failure to detect money laundering activities conducted by third parties. In addition, we expect to be required by relevant regulatory authorities from the jurisdictions in which we operate and other jurisdictions that regulate our business activities to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations during which regulatory authorities may make inquiries and take other actions such as compliance audits at their discretion. Any incident of money laundering, accusation of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters, our customers or others with whom we are associated could have a material adverse impact on our reputation, business, cash flow, financial condition, prospects and results of operations. Any serious incident of, or repeated violation of, laws related to money laundering or any regulatory investigation into money laundering activities may result in restitution or fines or cause a revocation or suspension of our concession and other gaming licenses. For more information regarding anti-money laundering regulations in Macau, the Philippines, Cyprus and Sri Lanka, see “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Anti-Money Laundering and Terrorism Financing Regulations,” “Item 4. Information on the Company — B. Business Overview — Regulations — Philippines Regulations — Anti-Money Laundering Regulations in the Philippines,” “Item 4. Information on the Company — B. Business Overview — Regulations

— Cyprus Regulations — Anti-Money Laundering Law and Regulations” and “Item 4. Information on the Company — B. Business Overview — Regulations — Sri Lanka Regulations — Anti-Money Laundering Law and Regulations.”

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

In addition to risks related to the theft, loss, or unauthorized disclosure of data, we are also exposed to risks related to the availability and functionality of our information technology systems such as resulting from cybercrimes or information technology outages. If our information technology systems become damaged or otherwise cease to function properly, our services and results of operations may be adversely affected and we may have to make significant investments to repair or replace them. Furthermore, any extended downtime from power supply disruptions or information technology system outages which may be caused by cybersecurity attacks or other reasons at our properties may lead to an adverse impact on our operating results if we are unable to deliver services to customers for an extended period of time.

Despite the security measures we currently have in place, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, acts of vandalism, phishing attacks, computer viruses, misplaced or lost data, programming or human errors, other cybercrimes and other events. Cybersecurity risks continue to intensify globally, with cybercriminals employing increasingly sophisticated methods of cyber-attack. There have been well-publicized attacks on large corporations, including several in our industry. Cyber-attacks are difficult to anticipate and prevent, and the technology we use to protect our systems could become outdated. The occurrence of any of the cyber incidents described above could cause reputational harm to us, expose us to legal proceedings and have a material adverse effect on our business, results of operations and cash flows.

Any perceived or actual electronic or physical security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential or personally identifiable information, whether by us or by a third party, could disrupt our business, damage our reputation and relationships with our customers, suppliers and employees, expose us to risks of litigation, significant fines and penalties and liability, result in the deterioration of our customers’, suppliers’ and employees’ confidence in us, and adversely affect our business, results of operations and financial condition. Any perceived or actual unauthorized disclosure of personally identifiable information of our employees, customers, suppliers or website visitors could harm our reputation and credibility and reduce our ability to attract and retain employees, suppliers and customers. We are also subject to enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to cybersecurity from time to time. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Cybersecurity Regulations.” As any of the above cybersecurity threats develop and grow and our obligations under cybersecurity regulations increase, we may find it necessary to make significant further investments to protect our data and infrastructure, including the implementation of new computer systems or upgrades to existing systems, deployment of additional personnel and protection-related technologies, engagement of third-party consultants, and training of personnel.

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

Our businesses collect, use and transmit large volumes of data, including personal data and sensitive data in various information systems relating to our guests, patrons, suppliers and employees. Such personal data is collected, used and transmitted in a number of ways to operate our business. It may also be transmitted to or from multiple jurisdictions. This includes between our properties and offices, or to other jurisdictions, including where our third-party vendors are based.

Our operations are subject to several privacy law regimes globally. In addition to privacy laws and regulations, we are subject to other cybersecurity regulations related to data.

Privacy, cybersecurity or related laws regulate a range of activities including the security of data, third-party transactions and transfers of information. They may also restrict certain business activities and increase our compliance costs and efforts. Any breach or non-compliance may subject us to proceedings, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations. For additional information on specific privacy regimes and associated risks, see “Item 4. Information on the Company — B. Business Overview — Regulations.” In addition, the cybersecurity, data privacy, data protection, or other data-related laws our operations are subject to continue to evolve, and the interpretation of such laws may be strict in some cases while uncertain in others. For example, the General Data Protection Regulation (EU) 2016/679 (“GDPR”), which applies to our Cyprus operations, grants individuals extensive rights and places significant compliance obligations on organizations.

On December 22, 2025, the mainland China National Information Security Standardization Technical Committee issued the Network Security Standard Practice Guide –Guangdong-Hong Kong-Macau Greater Bay

Area Cross-Border Personal Information Protection Requirements (Draft for Comment), setting out the basic principles and protection requirements in the personal information cross-border flow in the Guangdong-Hong Kong-Macao Greater Bay Area, which requires personal information processors to comply with the local laws and regulations in the jurisdictions concerned. It is likely that this Standard Practice Guide, if effective, will be applicable to companies operating in Hong Kong and Macau, like us.

In some jurisdictions, including mainland China where we have a wholly-owned subsidiary that hosts domain names of our mainland China websites and other online platforms which promote our non-gaming amenities in mainland China, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving. In December 2023, the Cybersecurity Administration of China, or CAC, introduced the Management Measures for Reporting Cybersecurity Incidents (Draft for Comment), which require mandatory reporting within one hour for significant, major, or exceptionally major incidents. On January 4, 2022, the CAC issued the New Measures for Cybersecurity Review, or the New Measures, which amended the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021 and came into effect on February 15, 2022. The New Measures extend the scope of cybersecurity review to network platform operators engaging in data processing activities that affect or may affect national security, including overseas listings. Specifically, the New Measures provide that if a network platform operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review and, in any event, the CAC has the authority to initiate a cybersecurity review if it considers the data processing activities in connection with a proposed listing will or may affect national security. The New Measures do not specify the types of public listings that will be subject to cybersecurity review and do not give sufficient guidance on the specific types of data processing activities that may be subject to cybersecurity review. The PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As such, we cannot predict the impact of the New Measures on us, if any, at this stage, and we will closely monitor and assess the developments in the rule-making process. If the practical application of the New Measures results in mandated clearance of cybersecurity reviews and other specific actions to be completed by companies operating in Hong Kong and Macau like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. We have not received any formal notice from any PRC cybersecurity regulator that we should apply for or otherwise be subject to a cybersecurity review, but we cannot be certain that such notifications will not occur in the future.

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

In addition, the China Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection systems for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities requires (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The China Personal Information Protection Law (“PIPL”), which was promulgated by the Standing Committee of the

National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. Given that there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations. Furthermore, we must also comply with other industry standards such as those for the credit card industry and other applicable data security standards.

Compliance with applicable privacy and cybersecurity laws and regulations may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our existing customers and guests or potential customer and guests. In addition, non-compliance with applicable privacy and cybersecurity laws and regulations by us (or in some circumstances non-compliance by third parties engaged by us) may result in damage to our reputation and/or subject us to fines, penalties, payment of damages, lawsuits, criminal liability or restrictions on our use or transfer of data. In some cases, penalties in one jurisdiction will be calculated having regard to the whole group’s turnover. There are local nuances in terms of how our guests, patrons, suppliers and employees expect us to handle their personal data. However, as awareness of privacy harms increase globally, expectations on us continue to rise. If we fail to recognize and meet these expectations, we could suffer damage to our reputation or loss of market share in some jurisdictions.

Any failure to keep pace with and successfully incorporate technological developments into our operations may impair our ability to compete effectively.

We use sophisticated information technology and systems in our gaming operations, non-gaming operations and corporate functions. Technological developments in tools and solutions which can be incorporated into our operations and processes are rapidly evolving, such as the recent incorporation by us and other gaming operators of gaming tables utilizing radio frequency identification which permit enhanced monitoring of wagers and other gaming table activities. In addition, technologies and solutions utilizing artificial intelligence (“AI”) are becoming increasingly available, and we may adopt the use of AI-driven solutions in our businesses in the future.

Developing, acquiring, implementing and maintaining such tools and solutions may require significant capital and result in higher costs than anticipated. For example, due to the rapid evolution of AI technologies, we may need to devote significant resources to ensure that our implementation of AI solutions complies with applicable laws, regulations and internal governance and other policies. The use of AI solutions and other new technologies can also pose security risks to the confidential information and personal data maintained by us. If we fail to keep pace with, or successfully incorporate, technological developments in such tools and solutions into our operations and processes, our ability to compete may be impaired.

Negative press or publicity about us or our directors, officers or affiliates may lead to government investigations, result in harm to our business, brand or reputation and have a material and adverse effect on our business.

Unfavorable publicity regarding us, or our directors, officers or affiliates, whether substantiated or not, including, but not limited to, as a result of any unfavorable publicity regarding and/or legal or other proceedings against parties we work with from time to time, including auditors, consultants and financial, legal or other advisors, may have a material and adverse effect on our business, brand and reputation. Such negative publicity may require us to engage in a defensive media campaign, which may divert our management’s attention, result in an increase in our expenses and adversely impact our results of operations, financial condition, prospects and strategies. The prevalence of social media compounds the potential scope of the negative publicity that could be generated. Any negative press or publicity could also lead to government or other regulatory investigations, including causing regulators with jurisdiction over our gaming operations to take action against us or our related licensees, including actions that could affect the ability or terms upon which our subsidiaries hold their gaming licenses and/or concession, our suitability to continue as a shareholder of those subsidiaries and/or the suitability of key personnel to remain with us. If any of these events were to occur, it could cause a material adverse effect on our business and prospects, financial condition and results of operations.

Our new branded products or new business lines may not be successful.

We launched the Nüwa brand in Macau, the Philippines and Sri Lanka and the C2 brand in Cyprus, and intend to rebrand The Countdown. In 2023, we launched City of Dreams Mediterranean in Cyprus and Epic Tower at Studio City. In 2025, City of Dreams Sri Lanka opened. We may continue introducing new brand names and brand identities in the future, which may be time-consuming and expensive, or may not have the intended effect, any of which could have a material adverse effect on our business, results of operations and financial condition. We may also launch new products or enter into new business or service lines that are subject to different business or regulatory risks than our existing gaming business. These new initiatives may subject us to additional costs for complying with a new set of laws, rules, regulations and policies and/or requirements imposed by new governmental and regulatory bodies. Given our relative lack of experience in these new business ventures, there is also no assurance that they will be successful. Accordingly, the revenue streams from our new properties and casinos opening in the near future may not be stable or significant.

Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners and our ability to accept certain customers, which could materially and adversely affect our competitiveness and business operations.

The United Nations and a number of countries and jurisdictions, including China, the United States and the European Union, have adopted various economic or trade sanction regimes. In particular, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, Tencent Holdings Limited, certain of their respective affiliates, and other China-based technology companies. These China technology conglomerates manufacture and/or develop telecommunications and other equipment, software, mobile Apps and devices that are popular and widely used globally, including by us and by our customers, especially those in China. The United States has also in certain circumstances imposed and threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements on China and China-based companies. The U.S. government has brought enforcement actions against ZTE Corporation and Huawei and related persons, as well as companies who engaged in unauthorized transactions with Huawei.

These restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, though may not be directly applicable to us, may materially and adversely affect our suppliers, service providers, technology partners or other business partners’ abilities to acquire technologies, systems, devices or components that may be critical to our relationships or collaborations with them. For example, in 2025, the U.S. government imposed global tariffs on a wide range of products and goods, and multiple countries have responded with retaliatory tariffs and other trade restrictions. Evolving global trade policies could contribute to increased costs, supply chain disruptions and broader economic uncertainty that may indirectly affect our operations or the operations of our suppliers and business partners. In addition, if any of our suppliers, service providers, technology partners or other business partners that have collaborative relationships with us or our affiliates were to become subject to sanctions or other restrictions, this might restrict or negatively impact our ongoing relationships or collaborations with them, which could materially and adversely affect our competitiveness and business operations. Media reports on alleged uses of the technologies, systems or innovations developed by business partners or other parties not affiliated with or controlled by us, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us.

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

There are also risks associated with the chronic and acute physical effects of climate change (including changes in sea levels, water shortages, droughts, typhoons and other extreme weather phenomena and natural disasters). Inability to maintain reliable energy supplies due to climate change disruptions may also impact our business continuity and an increase in frequency of extreme weather events could leave us vulnerable to increased insurance costs or limit our ability to obtain sufficient coverage. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — Our business is subject to regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitations to our properties and have a material adverse effect on our results of operations” for a discussion of risks relating to natural disasters that could be exacerbated by climate change.

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

In recent years, the PRC government has stepped up enforcement against concentration of undertakings, cartel activities, monopoly agreements, unfair pricing, abusive behaviors by companies with market dominance and other anti-competitive activities. In December 2020, the PRC government announced that strengthening anti-monopoly measures and preventing the disorderly expansion of capital has become one of its focuses, and that it intended to improve digital regulations and legal standards for the identification of platform enterprise monopolies for the gathering, usage and management of data, and for the protection of consumer rights.

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

As of the date of this annual report, China’s statements and regulatory actions related to anti-monopoly concerns have not impacted our business, our ability to accept foreign investments or our ability to issue our securities to foreign investors. However, in the future, we may become subject to these or similar laws and regulations and compliance with such laws and regulations, as well as administrative guidance and requirements by regulators from time to time, may require significant resources and efforts, including changing our operations and pricing practices, restructuring our operations and adjusting our investment activities, which may materially and adversely affect our operations, growth prospects, reputation and the trading prices of our ordinary shares and/or ADSs.

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

•	disputes with, and defaults by, contractors and subcontractors and other counterparties;

•	personal injuries to workers and other persons;

•	environmental, health and safety issues, including site accidents and the spread or outbreak of infectious diseases;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

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

The construction and renovation of large-scale properties, including the types of projects we are or may be involved in, can be dangerous. Workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. We believe, and require, our contractors take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. If accidents occur during the construction of any of our projects or during renovations at our properties, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

Risks Relating to Operating in the Gaming Industry in Macau

Our business and operations in Macau are dependent upon our concession and, if we fail to comply with the complex legal and regulatory regime in Macau, our concession may be subject to revocation.

Under the terms of the Concession Contract, we are obligated to comply with all laws, regulations, rulings and orders promulgated by the Macau government from time to time. In addition, we must comply with all terms of the Concession Contract which contains various general covenants and provisions, such as general and special duties of cooperation, special duties of information and obligations in relation to the execution of our investment plan, as to which the determination of compliance is subjective and depend, in part, on our ability to maintain continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations and covenants under the concession and applicable laws and regulations in a manner that would avoid any violations. We cannot assure you that we will fulfil such obligations and covenants in a way that satisfies the requirements of the Macau government.

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

The harshest penalty that may be imposed on us for failure to comply with the complex legal and regulatory regime in Macau and the terms of the Concession Contract is revocation of the concession. Under the concession, the Macau government has the right to unilaterally terminate the concession in the event of non-compliance by Melco Resorts Macau with its basic obligations under the concession and applicable Macau laws. If such a termination were to occur, any casino premises and gaming equipment at that time will revert or be transferred to the Macau government without compensation to us and we would be unable to operate casino gaming in Macau, which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in our projects. Under the terms of the Concession Contract, termination events include, among others, endangerment to the national security of mainland China or Macau; the operation of gaming without permission or operation of a business which does not fall within the business scope of the concession; abandonment of approved business or suspension of operations of its gaming business in Macau without reasonable grounds; transfer of all or part of Melco Resorts Macau’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval; failure to pay taxes, premiums, levies or other amounts payable to the Macau government; systematic non-compliance with the Macau Gaming Operations Law’s basic obligations; for reasons of public interest; and for failure to meet probity standards or failure to meet the investment amount and other criteria set in the Concession Contract within the period set by the Macau government. These events could lead to the termination of Melco Resorts Macau’s concession without compensation to Melco Resorts Macau. In many of these instances, the Concession Contract does not provide for a specific cure period within which any such events may be cured and the granting of any cure period, if at all, would be at the discretion of the Macau government. See “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Concession Contract in Macau.”

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

Studio City commenced operations in October 2015 and operates in a challenging competitive environment. For example, some of our competitors in Macau have expanded operations or have announced intentions for further expansion and developments in Cotai, where Studio City is located. See “— We face intense competition in Macau, the Philippines and elsewhere in Asia and Europe and may not be able to compete successfully.” Moreover, we face risks and uncertainties related to changes to the PRC and Macau governments’ policies and regulations relating to gaming markets, including those affecting gaming table allocation and caps, smoking restrictions, exchange controls and repatriation of capital, measures to control inflation and monetary transfers and travel restrictions.

In addition, Studio City may find it challenging to comply with the terms imposed under its financing arrangements, especially during periods of challenging market conditions (including changes in China’s economy). The SCC 2021 Credit Facilities, SCC 2024 Revolving Facilities and the indentures governing the Studio City Notes impose certain operating and financial restrictions, including limitations on the ability to pay dividends, incur additional debt, make investments, create liens on assets or issue preferred stock. If we are unable to comply with such restrictions, it could cause repayment of our debt to be accelerated. See “— The agreements governing our credit facilities and debt instruments contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions or otherwise take actions that may be in our best interests” and “— The renewal of a land concession is subject to compliance with certain legal requirements. In the event of any failure to meet such legal requirements, we could be forced to forfeit all or part of our investment in City of Dreams, along with our interest in the land on which City of Dreams is located and the building and structures on such land.”

All of the foregoing trends, risks and uncertainties may have a material adverse impact on our business, financial condition and results of operations.

We may be required to cease our operations at Mocha Clubs.

Mocha Clubs comprise non-casino based operations of electronic gaming machines in Macau and offer both electronic gaming machines and electronic table games, with a focus on general mass market patrons outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

Under the Macau Gaming Operations Law, concessionaires, such as Melco Resorts Macau, may continue to operate games of chance in casinos in properties that are not owned by them for a period of three years from January 1, 2023 under authorization of the Chief Executive of Macau. Such three-year period ended on December 31, 2025, following which the concessionaires may only continue to operate games of chance in properties that are not owned by them by engaging a managing company, with any such engagement subject to approval of the Chief Executive of Macau. In accordance with our overall development strategy and the Macau Gaming Operations Law, Grand Dragon Casino and three Mocha Clubs, namely Mocha Hotel Royal, Mocha Kuong Fat and Mocha Grand Dragon Hotel, progressively ceased operations between September and December 2025. The Chief Executive of Macau has approved the engagement of a wholly-owned management company by Melco Resorts Macau and the respective management agreement in connection with the continuing operations of Mocha Inner Harbour, Mocha Hotel Sintra and Mocha Golden Dragon beyond December 31, 2025, and an amendment agreement to the Concession Contract was signed in February 2026 to reflect that these three Mocha Clubs will continue to be operated under the engagement of such management company effective from January 1, 2026, subject to compliance with all legal and regulatory requirements. There is no assurance that additional requirements or approvals will not arise in connection with the continued operation of these Mocha Clubs as the Macau government may impose such requirements or approvals at its discretion in line with policies that may change from time to time. Any cessation of operations at these Mocha Clubs may have an adverse effect on our business, financial condition and results of operations.

Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to

Macau. For example, a mainland China citizen traveling abroad is only allowed to take a total of RMB20,000 (equivalent to approximately US$2,858) plus non-RMB currency with an amount equivalent of up to US$5,000 out of mainland China. The annual limit of RMB100,000 (equivalent to approximately US$14,291) is the aggregate amount that can be withdrawn overseas by any person from mainland China bank accounts and it was set by the PRC government. In addition, the PRC government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that mainland China-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from mainland China to Macau. Furthermore, a law also exists to control cross-border transportation of cash and other negotiable instruments to the bearer. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (equivalent to approximately US$14,973) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. The adoption of digital currency by the PRC government may also cause more restrictions on the export of the Renminbi out of mainland China, which may impede the flow of customers from mainland China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

In addition, the value of RMB against the U.S. dollar and other currencies may fluctuate and may be affected by, among other things, changes in political and economic conditions and the foreign exchange policies adopted by the PRC government. In 2025, the value of RMB appreciated approximately 4.6% against the U.S. dollar, compared to 2024. It remains difficult to predict how market forces or PRC or U.S. government policy, including the ongoing trade disputes between China and the U.S. governments may further impact the value of the RMB against the U.S. dollar and other currencies in the future. Given that we derive a significant majority of our revenues from our Macau gaming business and a significant number of our gaming customers come from, and are expected to continue to come from, China, any further devaluation of the RMB against the U.S. dollar and other currencies may affect the visitation and level of spending of these gaming customers and could in turn have a material adverse effect on our revenues and financial condition.

Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.

Our operations in Macau are also exposed to the risks of changes in laws and policies. Current laws in Macau, such as licensing requirements, tax rates, immigration and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon gaming operations in Macau. See “— The gaming industries in the jurisdictions in which we operate are highly regulated.”

On June 22, 2022, Law no. 7/2022, which amends Law no. 16/2001, or the Macau Gaming Operations Law, was published and on December 19, 2022, Law no. 16/2022, the new Gaming Activities Law, which replaces Administrative Regulation no. 6/2022, or the Gaming Promoter Regulation was published. These laws set additional requirements applicable to our operations. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations.” In addition, the Macau government imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, entry into casinos by off-duty gaming related employees, data privacy and other matters. Any such legislation, regulation or restriction which is being or may in the future be imposed by the Macau government may have a material adverse impact on our operations, business and financial performance. Furthermore, our inability to address any of these requirements or restrictions imposed by the Macau government could adversely affect our reputation and result in criminal or administrative penalties, in addition to any civil liability and other expenses. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations.”

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

The Macau government has set a cap on gaming tables and gaming machines that may be operated in Macau at 6,000 gaming tables and 12,000 gaming machines. In addition, gaming tables and gaming machines previously allocated to a concessionaire may also be revoked if the minimum average annual gross gaming revenue of MOP7 million (equivalent to approximately US$873,404) for gaming tables and MOP300,000 (equivalent to approximately US$37,432) for gaming machines are not met for two consecutive years or the tables or gaming machines are not fully utilized without reason within a certain period. Current and future restrictions on gaming tables and gaming machines may have a material impact on our gaming revenues and overall business and operations.

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

In February 2024, Melco Resorts Macau entered into an agreement with the Macau government for an annual payment with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributed by Melco Resorts Macau or not, for the period from 2023 through 2025. Upon the payment of such amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. Melco Resorts Macau submitted an application in October 2025 for an extension to the agreement for such annual payment for the period from 2026 through 2027 and such application is currently under review by the Macau government. There is no assurance that the same arrangement will be applied beyond the period previously agreed upon or, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.

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

Melco Resorts Leisure’s right to operate City of Dreams Manila is subject to certain limitations under the operating agreement for the management and operation of City of Dreams Manila, entered into among Melco Resorts Leisure and the Philippine Parties. For example, Melco Resorts Leisure is prohibited from entering into any contract for City of Dreams Manila outside the ordinary course of the operation and management of City of Dreams Manila with an aggregate contract value exceeding US$3.0 million (such contract value to be increased by 5.0% each year on each anniversary date of the operating agreement, with the threshold at approximately US$5.4 million for the year ended December 31, 2025) without the consent of the other Philippine Licensees. In addition, Melco Resorts Leisure is required to remit specified percentages of the mass market and VIP gaming earnings before interest, tax, depreciation and amortization and other defined adjustments or net revenues derived from City of Dreams Manila to PremiumLeisure and Amusement Inc.

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

In the event that House Bills 6111 and 6514 are signed into law, City of Dreams Manila may be required to obtain a legislative franchise in addition to its Philippine License and there can be no assurance that such a franchise, which requires legislative approval, will be granted. In addition, the Philippine License may be subject to amendment or repeal by the Philippine Congress. In the event City of Dreams Manila is not granted any required franchise, or the Philippine License is materially amended or repealed, the operation of City of Dreams Manila may cease, which could, in turn, have a material adverse effect on our business, financial condition and results of operations.

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

Our operations in Cyprus include City of Dreams Mediterranean and the license to operate four satellite casinos. In July 2019, we acquired a 75% equity interest in ICR Cyprus from Melco International, our controlling shareholder, while the remaining 25% equity interest in ICR Cyprus is held by The Cyprus Phassouri (Zakaki) Limited. We have entered into a shareholders’ agreement with The Cyprus Phassouri (Zakaki) Limited regarding certain commercial and financial arrangements pursuant to which we, as more fully set out in additional management and service contracts, (i) provide certain corporate-level management services to ICR Cyprus and its subsidiaries for a fixed amount of EUR2 million (equivalent to approximately US$2.4 million) per annum and (ii) have the right to receive an allotment of preference shares in the gaming license-holding subsidiary of ICR Cyprus, which will provide the right to a preferential dividend, among other terms.

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

While we have already made significant capital investments for the development and operation of our operations in Cyprus, the ongoing operation of City of Dreams Mediterranean requires further significant additional capital investments, which may be funded through various sources, including equity, cash on hand, operating free cash flow as well as other financing, including by way of shareholder loans and external debt financing. We will be required to obtain approval from, or the consent of, or notify relevant government authorities, including the CGC, in order to enter into any debt financing, and there can be no assurance that we will be able to obtain the necessary approvals or consents for debt financing in a timely manner or at all. Our ability to obtain such debt financing also depends on a number of factors beyond our control, including the military conflict between Russia and Ukraine and conflicts in the Middle East, rising interest rates, market volatility, and a contraction of liquidity in the global credit markets and lenders’ perceptions of, and demand for, the debt financing for City of Dreams Mediterranean. Under the shareholders’ agreement entered into between us and The Cyprus Phassouri (Zakaki) Limited regarding ICR Cyprus, the shareholders were obligated to use all commercially reasonable endeavors, subject to certain terms and conditions, to source debt financing of up to EUR437 million (equivalent to approximately US$514 million) for the development of City of Dreams Mediterranean. To the extent there was a shortfall in the amount of third-party debt available (or available on commercially-acceptable terms), we were obligated to fund the shortfall up to the full amount of EUR437 million (equivalent to approximately US$514 million) on terms which are, subject to certain terms and conditions, no less favorable to the project than any commercially-acceptable terms available in the commercial lending market. In connection therewith, a shareholder loan agreement for up to EUR275 million (equivalent to approximately US$324 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in March 2020. In addition, a further shareholder loan agreement for up to EUR250 million (equivalent to approximately US$294 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in May 2022, along with a subordination agreement pursuant to which the March 2020 shareholder loan was subordinated to the May 2022 shareholder loan. There is no guarantee that we can secure the necessary additional capital investments, including any additional or replacement debt financing, required for the ongoing operation of City of Dreams Mediterranean in a timely manner or at all. In addition, our operation of City of Dreams Mediterranean remains subject to additional risks, particularly, the military conflict between Russia and Ukraine, the Israel-Hamas conflict, and other conflicts in the Middle East, including between the United States, Israel and Iran, and the resulting disruptions.

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

Our current operations in Cyprus, including City of Dreams Mediterranean in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos, are dependent on the Cyprus License granted by the government of Cyprus to Integrated Casino Resorts on June 26, 2017. Under the Cyprus License, Integrated Casino Resorts has been granted the right to develop, operate and maintain an integrated casino resort in Limassol, Cyprus and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant with the right for exclusivity in Cyprus for the first 15 years of the term. The Cyprus License imposes certain requirements and conditions on Integrated Casino Resorts and its service providers, including the threat of suspension or termination of the Cyprus License upon the occurrence of certain events. Such requirements include, among others:

•

in connection with the operation of City of Dreams Mediterranean and, until the operation of such integrated casino resort, a temporary casino, payment to the government of Cyprus of an annual license fee of EUR2.5 million (equivalent to approximately US$2.9 million) per year for the first four-year period commencing from June 26, 2017, the grant date of the Cyprus License, and an annual license fee of EUR5.0 million (equivalent to approximately US$5.9 million) per year for the second four-year period. Upon completion of the above eight-year period and for each four-year period thereafter, the government of Cyprus may review the annual license fee payable for each four-year term, provided that the annual license fee payable per year shall be no less than EUR5.0 million (equivalent to approximately US$5.9 million) and subject to a maximum percentage increase. Pursuant to a letter from the CGC in August 2025, the annual license fee for the integrated casino resort remains EUR5.0 million (equivalent to approximately US$5.9 million) per year until the twelfth year following the date of grant of the Cyprus License;

•

in connection with the operation of the satellite casino in Nicosia, payment to the government of Cyprus of an annual license fee of EUR1.0 million (equivalent to approximately US$1.2 million) per year since its commencement of operations;

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

Risks Relating to Operating in the Gaming Industry in Other Jurisdictions that We Operate

Our operations in Sri Lanka face significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations.

We commenced operations of the Sri Lanka Casino and management of Nüwa Sri Lanka in the third quarter of 2025. Historically, the leading source of tourists in Sri Lanka has come from India. While we intend to attract such tourists to City of Dreams Sri Lanka, it is uncertain if we will be successful in doing so. There are also significant legal restrictions around advertising and promotions of gambling in India. If City of Dreams Sri Lanka is unable to attract customers from India, this could adversely affect our business and results of operations.

Although we have obtained the Sri Lanka License, there is considerable uncertainty about how the legal and regulatory environment may change in the near future. In particular, the Gambling Regulatory Authority Act, No. 17 of 2025 (“GRA Act”), which became effective on December, 1 2025, establishes a new gambling regulatory authority, compliance framework and foundation for new gambling regulations to be issued in Sri Lanka that could materially affect the manner in which we conduct our business. There is uncertainty regarding the scope, timing, and nature of gambling regulations to be issued in Sri Lanka. Moreover, because the current regulatory framework remains limited, we have only partial visibility into how prospective laws or regulations such as those pertaining to responsible gaming, corporate governance, and anti-money laundering might be adopted or enforced by any future casino regulatory authority. Any change in the legal and regulatory environment could increase our compliance costs and adversely affect our business and results of operations. Furthermore, failure to comply with any new regulatory requirements could result in penalties, fines, or other enforcement actions. In addition, the corporate income tax for gaming businesses has been increased from 40% to 45% since April 1, 2025, the monthly gross collection levy on the total collections from the business of gaming has been increased from 15% to 18% since January 1, 2026, and the casino entrance levy fee for Sri Lankan citizens has been increased from US$50 to US$100 since January 1, 2026. We will need to adjust our internal controls, compliance systems, marketing strategies or capital investment plans to meet new regulatory requirements or address more vigorous enforcement practices.

Our operations in Sri Lanka are dependent on the continued cooperation of John Keells.

Our subsidiary, Bluehaven Services, has entered into a casino lease agreement with a subsidiary of John Keells, Waterfront Properties (Private) Limited (“Waterfront Properties”), under which we have leased an area within City of Dreams Sri Lanka to operate a casino business. Our subsidiary, MCO Europe Holdings Three (NL) B.V., executed a hotel management agreement with Waterfront Properties to manage the top five floors of City of Dreams Sri Lanka under our Nüwa brand. We commenced operations of the Sri Lanka Casino and management of Nüwa Sri Lanka in the third quarter of 2025. The successes of both the Sri Lanka Casino and Nüwa Sri Lanka within City of Dreams Sri Lanka are dependent on the continued cooperation of John Keells.

The leased area within City of Dreams Sri Lanka to operate a casino business is subject to risks associated with a tenancy relationship.

Our lease with Waterfront Properties for an area within City of Dreams Sri Lanka to operate a casino business became effective on July 10, 2024. Numerous potential issues or causes for disputes may arise from a tenancy relationship, such as with respect to the provision of utilities on the premises, rental lease payments, or any adjustments thereto, any of which could result in a dispute between Waterfront Properties and us. There can be no assurance that any such dispute would be resolved or settled amicably or expediently or that we will not encounter any material issues with respect to the tenancy relationship with Waterfront Properties. There can be no assurance that any material issue arising out of the tenancy relationship can always be resolved swiftly and on terms acceptable to us. Furthermore, if any dispute arises, Waterfront Properties, as lessor, could discontinue essential services necessary for the leased area, or seek relief to oust us from possession of the leased premises. Any prolonged or substantial dispute under the casino lease agreement could have a material adverse effect on our operations at City of Dreams Sri Lanka, which could in turn, adversely affect our business, financial condition and results of operations.

Furthermore, the casino lease agreement may be terminated under certain circumstances, including non-payment of rent, or if either party fails to substantially perform any material covenants under the casino lease agreement and fails to remedy such non-performance in a timely manner, which could cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

Our operations in Sri Lanka are dependent on the Sri Lanka License and any failure to comply with the terms of the Sri Lanka License could have a material adverse effect on our business, financial condition and results of operations.

The Sri Lanka License, the GRA Act and regulations issued under the previous Casino Business (Regulation) Act, No. 17 of 2010, provide the main regulatory framework to conduct and operate a casino business in Sri Lanka. Our Sri Lanka License is valid for a period of 20 years commencing from April 1, 2024.

There are limited operational requirements prescribed under the GRA Act and the regulations issued under the previous Casino Business (Regulation) Act, No. 17 of 2010 which are still valid to the extent they are not inconsistent with the GRA Act. These include:

•	appointing a compliance officer to ensure adherence to laws and license terms;

•	prohibiting certain activities such as unlicensed money lending, disorderly or illegal activities;

•	preventing those under the legal minimum age from entering or gambling in casinos, and conspicuously displaying gambling licenses in the licensed premises;

•

the payment of an annual levy of LKR500 million (equivalent to approximately US$1.6 million) and a monthly gross collection levy of 18% of the total collections from the business of gaming (exempted if monthly gross collections do not exceed LKR1 million (equivalent to approximately US$3,225)); and

•	the payment of an annual tax of 45% on the gains and profits generated from the casino to the Inland Revenue Department of Sri Lanka.

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

As of March 6, 2026, Melco International’s beneficial ownership in our Company was approximately 56.32%. There are risks associated with the possibility that Melco International may: (i) have economic or business interests or goals that are inconsistent with ours; (ii) have operations and projects elsewhere in Asia or elsewhere in the world that compete with our businesses in Macau, the Philippines, Cyprus and in other countries and for available resources and management attention; (iii) take actions contrary to our policies or objectives; or (iv) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco International’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

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

We have entered into various related party transactions with Melco International and its affiliates and subsidiaries. For example, we acquired a 75% equity interest in ICR Cyprus from Melco International on July 31, 2019. Prior to this acquisition, we had entered into arrangements with Melco International to provide planning, design, construction and other services to Melco International and its subsidiaries in connection with the City of Dreams Mediterranean project. In August 2022, we repurchased 9,995,799 ordinary shares and 25,000,000 ADSs, collectively representing approximately 5.8% of our Company’s outstanding shares at that time, from Melco Leisure. In March 2023, we repurchased 40,373,076 ordinary shares, representing approximately 3% of our Company’s outstanding shares at that time, from Melco Leisure. Furthermore, Melco International, as licensor, has granted us the license to use certain trademarks in certain territories with a term of 10 years since January 1, 2024 pursuant to a trademark license agreement. We may, from time to time, enter into additional agreements and arrangements with Melco International or its affiliates or subsidiaries in connection with other projects. We may, from time to time, purchase, acquire or invest in other assets, companies or projects held or sponsored by Melco International or its affiliates or subsidiaries or Melco International may make such purchases, acquisitions or investments in assets, companies or projects that our Company holds. The consideration or amount of such purchase, acquisition or investment may be material or significant. While we believe the terms of agreements and arrangements we have with Melco International or its affiliates or subsidiaries are commercially reasonable, the determination of such commercial terms are subject to judgment and estimates and we may have obtained different terms had we entered into such agreements or arrangements with independent third parties.

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

Casinos and integrated gaming resorts are becoming increasingly popular in Asia and Europe, giving rise to more opportunities for industry participants and increasing regional competition. We cannot guarantee that Melco International will not make strategic and other decisions which could adversely affect our business.

Changes in our share ownership, including a change of control of our shares or our subsidiaries’ shares, could result in our subsidiaries’ inability to draw loans or cause events of default under our subsidiaries’ indebtedness, or could require our subsidiaries to prepay or make offers to repurchase certain indebtedness, as well as potentially negatively affect our ability to retain our concession or licenses (as the case may be).

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

Such a change of control would also potentially adversely affect our ability to retain our concession or licenses. In the event we are unable to retain our concession or licenses, our business, financial condition, cash flows and prospects would be materially and adversely affected, including as a result of the fact that, in such case, an event of default or a mandatory prepayment obligation would arise under certain of our credit facilities and result in the cancelation of committed amounts as well as a requirement to prepay the credit facilities in relation to such indebtedness in full. Furthermore, under the terms of the Studio City Notes and the Melco Resorts Finance Notes, we would also be required to offer to repurchase the Studio City Notes and the Melco Resorts Finance Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amounts specified under such indebtedness to the date of repurchase. We may not have sufficient funds to make such payments or be able to refinance such indebtedness or obtain additional debt to satisfy these obligations on acceptable terms, or at all. See also “— We may not be able to generate sufficient cash flow to meet our debt service obligations.”

Studio City International may be unable to remain in compliance with the New York Stock Exchange requirements for its continued listing and as a result the SC ADSs may be delisted from trading on the New York Stock Exchange, which could have a material effect on us and the liquidity of the SC ADSs and its Class A ordinary shares.

Our subsidiary, Studio City International, completed the Studio City IPO in 2018 and its SC ADSs have been listed on the New York Stock Exchange since then. Studio City International has previously received notice from the New York Stock Exchange that it was not in compliance with certain provisions of the New York Stock Exchange Listed Company Manual or the NYSE Manual, including the requirement that the number of total shareholders of Studio City International’s capital stock be no less than 400 shareholders and the number of total shareholders of Studio City International’s capital stock to be no less than 1,200 shareholders if the average monthly volume of its ADSs is less than 100,000 for the most recent 12 months. Studio City International subsequently submitted a business plan to the New York Stock Exchange, which was accepted by the New York Stock Exchange. The New York Stock Exchange subsequently notified Studio City International that it had regained compliance with the applicable continued listing requirements.

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

We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness.

Our outstanding indebtedness as of December 31, 2025 includes:

•	HK$6.90 billion (equivalent to US$886.6 million) under the MN1 2020 Revolving Facilities;

•	HK$1.0 million (equivalent to US$0.1 million) under the MRM 2015 Credit Facilities;

•	HK$234.0 million (equivalent to US$30.1 million) under the SCC 2021 Credit Facilities;

•	HK$389.0 million (equivalent to US$50.0 million) under the SCC 2024 Revolving Facilities;

•	US$600.0 million from Melco Resorts Finance’s issuance of the 2027 MRF Senior Notes;

•	US$850.0 million from Melco Resorts Finance’s issuance of the 2028 MRF Senior Notes;

•	US$1.15 billion from Melco Resorts Finance’s issuance of the 2029 MRF Senior Notes;

•	US$750.0 million from Melco Resorts Finance’s issuance of the 2032 MRF Senior Notes;

•	US$500.0 million from Melco Resorts Finance’s issuance of the 2033 MRF Senior Notes;

•	US$500.0 million from Studio City Finance’s issuance of the 2028 SCF Senior Notes;

•	US$1.10 billion from Studio City Finance’s issuance of the 2029 SCF Senior Notes; and

•	US$350.0 million from Studio City Company’s issuance of the 2027 SCC Senior Secured Notes.

We may incur further indebtedness to finance any future projects or phases of projects, or for general corporate purposes.

Our significant indebtedness could have material consequences. For example, it could:

•	make it difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions, including disruptions to global economic conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;

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

Any of the above or other consequences or events could have a material adverse effect on our ability to satisfy our other obligations.

We may require additional financing to complete our investment projects or in our business operations, which may not be available on satisfactory terms or at all.

We have funded our capital investment projects through, among others, cash generated from our operations, credit facilities, issuance of debt securities and equity financings. For example, we used such capital resources to fund the development of the remaining land for our Studio City development project, and we may require additional financing in the future for our capital investment projects, which we may raise through debt or equity financing. In connection with the Concession Contract, Melco Resorts Macau committed to an overall investment of MOP11,823.7 million (equivalent to approximately US$1.48 billion) and incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$249.9 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to approximately US$22.46 billion) (“Incremental Investment Trigger”). As Macau’s annual gross gaming revenue exceeded MOP180.0 billion (equivalent to approximately US$22.46 billion) in 2023, the Incremental Investment Trigger was triggered in 2023, thereby increasing Melco Resorts Macau’s non-gaming investment by MOP2,003.0 million (equivalent to approximately US$249.9 million), with the overall investment amount increased to MOP13,826.7 million (equivalent to approximately US$1.73 billion) to be carried out by December 2032. As of December 31, 2025, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP5,724.2 million (equivalent to approximately US$714.2 million). We may also require additional financing in the future to fund our business operations. We may be required to obtain approval from, or consent of, or notify relevant government authorities or third parties in order to enter into such financings. There are no assurances that we would be able to obtain any required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.

Any financing related to the above may also be subject to, among others, the terms of credit facilities, the Melco Resorts Finance Notes and the Studio City Notes and any future financings. In addition, our ability to obtain debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates. Although many economies have started reducing interest rates, the direction of global policies remain uncertain Since 2022, continued stress in China’s property sector and a weaker, uneven post-pandemic economic recovery have weighed on risk sentiment towards China-linked U.S. dollar high-yield credit more broadly. This has at times contributed to wider spreads and weaker secondary-market performance for high-yield bonds of issuers in other sectors connected with China, including those issued by Macau gaming operators and associated entities. As a result, we cannot assure you that we will be able to obtain sufficient financing on terms satisfactory to us, or at all, to finance our capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected. We may, from time to time, seek to obtain new financings or refinance our outstanding debt through international markets. Any such financing or refinancing, and our evaluation thereof, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our business and operations in Macau are dependent upon our concession and, if we fail to comply with the complex legal and regulatory regime in Macau, our concession may be subject to revocation,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financing and Indebtedness — Any inability to maintain current financing or obtain future financing could result in delays in our project development schedule and could impact our ability to comply with the terms of the Concession Contract and generate revenues from operations at our present and future projects” and “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Concession Contract in Macau.”

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to make scheduled payments due on our existing and anticipated indebtedness obligations, including our credit facilities, the Melco Resorts Finance Notes and Studio City Notes, to refinance and to fund working capital needs, planned capital expenditures and development efforts will depend on our ability to generate cash. We must generate sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debt is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control, including:

•	our future operating performance;

•	the demand for services that we provide;

•

general economic conditions and economic conditions affecting China, the Philippines, Cyprus or the gaming industry in particular, including market conditions such as increases in inflation and other global economic, political and social conditions;

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

Certain of our credit facilities and debt instruments also require us to satisfy various financial covenants, which include requirements for minimum interest coverage ratio and leverage ratios. For more information on financial covenants we are subject to under our credit facilities and debt instruments, see note 10 to the consolidated financial statements included elsewhere in this annual report. Future indebtedness or other agreements may contain covenants more restrictive than those contained in our existing credit facilities and debt instruments. In addition, we may also rely on waivers given by lenders in respect of certain terms and covenants under the facilities from time to time. For example, on August 16, 2022, MCO Nominee One received confirmation that the majority of lenders of the MN1 2020 Revolving Facilities have consented and agreed to a waiver extension of certain financial condition covenants contained in the facility agreement under the MN1 2020 Revolving Facilities such as (i) to meet or exceed the interest cover ratio, (ii) not to exceed the senior leverage ratio, and (iii) not to exceed the total leverage ratio. MCO Nominee One paid a customary fee to all consenting lenders in relation to such consent. There is no assurance that we will be successful in any future attempts to obtain consents or waivers of terms and conditions under any of the facilities from any lender on terms that are acceptable to us or at all.

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

Our current and future credit facilities, including the MRM 2015 Credit Facilities, the MN1 2020 Revolving Facilities, the SCC 2021 Credit Facilities and the SCC 2024 Revolving Facilities, require and will require satisfaction of extensive conditions precedent prior to the advance or rollover of loans under such facilities. If there is a breach of any terms or conditions of our credit facilities or other obligations and the breach is not cured or capable of being cured, or if we are unable to make certain representations, then such conditions precedent will not be satisfied. Our ability to satisfy such conditions precedent may also be affected by the actions of third parties and/or matters outside of our control, such as government consents and approvals and market conditions, and thus also result in our inability to satisfy any conditions precedent. We may also rely on waivers given by lenders to waive satisfaction of certain conditions precedent under the facilities from time to time. There is no assurance that we will be successful in any future attempts to obtain consents or waivers of terms and conditions under any of the facilities from any lender on terms that are acceptable to us or at all. The inability to draw down or roll over loan advances under any credit facility may result in a funding shortfall in our operations and we may not be able to fulfill our obligations as planned. Such events may also result in an event of default under the respective credit facility and may also trigger cross-defaults under our other indebtedness obligations. There can be no assurance that all conditions precedent to draw down or roll over loan advances under our credit facilities will be satisfied in a timely manner or at all. If we are unable to draw down or roll over loan advances under any current or future facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could harm the economic viability of the relevant development project. The need to arrange such alternative financing would likely also delay the construction and/or operations of our future projects or existing properties, which would affect our cash flows, results of operations and financial condition.

Any inability to maintain current financing or obtain future financing could result in delays in our project development schedule and could impact our ability to comply with the terms of the Concession Contract and generate revenues from operations at our present and future projects.

If we are unable to maintain our current financing arrangements or obtain suitable financing for our operations and our current or future projects (including any acquisitions we may make), such failure could adversely impact our compliance with our Concession Contract, our existing operations, or cause delays in, or prevent completion of, the development of any current or future projects. In connection with the Concession Contract, Melco Resorts Macau committed to an overall investment of MOP11,823.7 million (equivalent to approximately US$1.48 billion) and incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$249.9 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to approximately US$22.46 billion). As Macau’s annual gross gaming revenue exceeded MOP180.0 billion (equivalent to approximately US$22.46 billion) in 2023, the Incremental Investment Trigger was triggered in 2023, thereby increasing Melco Resorts Macau’s non-gaming investment by MOP2,003.0 million (equivalent to approximately US$249.9 million), with the overall investment amount increased to MOP13,826.7 million (equivalent to approximately US$1.73 billion) to be carried out by December 2032. As of December 31, 2025, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP5,724.2 million (equivalent to approximately US$714.2 million). Any inability to obtain suitable financing, if required, may cause us to fail to comply with the terms of our Concession Contract, the harshest penalty of which for any non-compliance that may be imposed on us is revocation of the Concession Contract. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our business and operations in Macau are dependent upon our concession and, if we fail to comply with the complex legal and regulatory regime in Macau, our concession may be subject to revocation” and “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Concession Contract in Macau.”

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market, or the Nasdaq, since January 2, 2009. During the period from December 19, 2006 to March 6, 2026, the trading prices of our ADSs ranged from US$2.27 to US$45.70 per ADS and the closing sale price on March 6, 2026 was US$5.58 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors, including the following:

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in connection with COVID-19 outbreaks, securities markets across the globe have experienced significant volatility. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In addition, we are a Cayman Islands holding company and not a mainland China operating company and investors may never directly hold equity interests in our operating subsidiaries. This organizational structure involves unique risks to investors, including the possibility of PRC or Macau regulatory authorities disallowing our organizational structure, which would likely result in a material change in our operations and/or value of our ADSs making them significantly decline or worthless.

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

On May 14, 2020, we announced the suspension of the Company’s quarterly dividend program to preserve liquidity in light of COVID-19 outbreaks and to continue investing in our business. We cannot assure you that we will resume the Company’s quarterly dividend program or make any dividend payments on our shares in the future. Dividend payments will depend upon a number of factors, including the operating environment, our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board. Except as permitted under the Companies Act (as amended) of the Cayman Islands, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the MRM 2015 Credit Facilities, the MN1 2020 Revolving Facilities, the Studio City Notes, the SCC 2021 Credit Facilities, the SCC 2024 Revolving Facilities and other agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the MRM 2015 Credit Facilities and the MN1 2020 Revolving Facilities include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover, cash cover and leverage ratios. The Studio City Notes, SCC 2021 Credit Facilities and SCC 2024 Revolving Facilities also contain certain covenants restricting payment of dividends by Studio City Finance and its subsidiaries, respectively. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

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

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

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

Based on the current market price of our ADSs and ordinary shares, and the composition of our income, assets and operations, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2025. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended) or (ii) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles are generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, more than 25% (by value) of the stock. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets, including the value of our goodwill and unbooked intangibles, for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares, and will become subject to potentially burdensome reporting requirements. U.S. Holders should consult their tax advisers regarding the application of these rules. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Changes in tax law relating to multinational corporations could adversely affect our tax position.

The member countries of the Organization for Economic Co-operation and Development (“OECD”), with the support of the G20, initiated the base erosion and profit shifting (“BEPS”) project in 2013 in response to concerns that changes were needed to international tax laws. In November 2015, the G20 finance ministers adopted final BEPS reports designed to prevent, among other things, the artificial shifting of income to low-tax jurisdictions, and legislation to adopt and implement the standards set forth in such reports has been enacted or is currently under consideration in a number of jurisdictions. In May 2019, the OECD published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Global Anti-Base Erosion Model Rules (“Pillar Two”), among other things, introduced a global minimum tax. On October 10, 2021, 137 member jurisdictions of the G20/OECD Inclusive Framework on BEPS (including Israel) joined the “Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the

Digitalisation of the Economy” which sets forth the key terms of such two-pillar solution, including a reallocation of taxing rights among market jurisdictions under Pillar One and a global minimum tax rate of 15% under Pillar Two. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules and released commentary to the Pillar Two model rules in March 2022 and published administrative guidance in 2023, 2024 and 2025. The model rules and commentary allow the OECD’s Inclusive Framework of over 140 members to begin implementing the Pillar Two rules in accordance with the agreement reached in October 2021. Pillar Two has been enacted in certain jurisdictions where we operate and the timing and ultimate impact of additional enactments and implementation on our tax obligations is uncertain. These changes, when enacted, by various countries in which we do business may increase our taxes in these countries in the future. The foregoing tax changes and other possible future tax changes may have an adverse impact on us, our business, financial condition, results of operations and cash flow.

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

B. BUSINESS OVERVIEW

Overview

We are a developer, owner and operator of integrated resort facilities in Asia and Europe. We currently have three major casino-based operations in Macau, namely, City of Dreams, Studio City and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We also have a casino-based operation in the Philippines, City of Dreams Manila. In 2019, we expanded our footprint outside of Asia and into Europe following our acquisition of a 75% equity interest in ICR Cyprus, which owns and operates City of Dreams Mediterranean and three satellite casinos in Cyprus. We commenced operations of the Sri Lanka Casino and management of Nüwa Sri Lanka at City of Dreams Sri Lanka in the third quarter of 2025.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate six Forbes Travel Guide (“FTG”) Five-Star hotels in Asia — Altira Macau, Studio City’s Epic Tower and Star Tower, Morpheus, and Nüwa in both Macau and Manila — and received 19 FTG Five-Star and three FTG Four-Star recognitions across our properties in 2026. We seek to attract patrons throughout Asia, Europe and, in particular, from China.

We have earned multiple international accolades recognizing our excellence in operations, corporate social responsibility and contributions towards sustainability. These awards include:

•	Sustainability Award at the International Gaming Awards 2026;

•	Included within the Casinos & Gaming industry in the S&P Global Sustainability Yearbook for the second consecutive year in 2026;

•	Recognized as an Industry Mover within the Casinos & Gaming industry in the S&P Global Sustainability Yearbook 2025;

•	Best Responsible Gaming Program at the Asia Gaming Awards for the third consecutive year in 2025;

•	Sustainable Asia Award at the Asian Excellence Awards by Corporate Governance Asia magazine for the second consecutive year in 2025;

•	Waste Reduction Award at the ESGBusiness Awards 2025;

•	Best CSR Initiative at the IAG Academy IR Awards for the second consecutive year in 2025, Best Workplace in 2025 and Best Overall CSR Program in 2023 and 2024;

•	2024 BEST Award by The Association for Talent Development (“ATD”);

•	Outstanding Contribution in Corporate Social Responsibility at the Asia Gaming Awards 2023;

•	Corporate Social Responsibility Award of the Year at the Global Gaming Awards Asia for the second consecutive year in 2023;

•	2023 Excellence in Practice Award by ATD in the Career Development category for the Company’s “Foundation Accelerated Program”;

•	Best Environmental Responsibility at the Asian Excellence Awards by Corporate Governance Asia magazine for the 11th consecutive year in 2023; and

•

Being named among the Top 10 most sustainable hospitality companies in the 3rd Greater China Hotel Business Sustainability Index launched by CUHK Business School’s Centre for Business Sustainability in 2023.

We generated a significant majority of our total revenues for each of the years ended December 31, 2025, 2024 and 2023 from our operations in Macau, the principal market in which we compete. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.”

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated resort in Cotai, Macau, which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip patrons from regional markets across

Asia. City of Dreams had an average of approximately 439 gaming tables and approximately 635 gaming machines in 2025, compared to an average of approximately 430 gaming tables and approximately 613 gaming machines in 2024 and an average of approximately 430 gaming tables and approximately 628 gaming machines in 2023. Following the closure of Grand Dragon Casino in September 2025 and Mocha Hotel Royal in December 2025, 15 gaming tables and 137 gaming machines were re-allocated to City of Dreams.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. Morpheus offers approximately 783 rooms, suites and villas, Nüwa offers approximately 286 guest rooms, suites and villas, and the Grand Hyatt Macau hotel offers approximately 763 guest rooms and suites. The Countdown is currently undergoing renovations as part of its rebranding and is expected to be launched in the third quarter of 2026 with approximately 150 high end luxury suites with an average room size in excess of 1,000 square feet. In addition, City of Dreams includes 41 food and beverage outlets, approximately 110 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, swimming pools, spas and salons and banquet and meeting facilities. The Para nightclub offers approximately 2,232 square meters (equivalent to approximately 24,025 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming offerings. The wet stage performance theater with approximately 2,000 seats features House of Dancing Water, which had been temporarily closed since June 2020 and re-launched in May 2025.

City of Dreams has garnered numerous awards in recognition of its high level of customer service and diverse range of entertainment experiences. Below are some of these accolades:

•

City of Dreams was honored as one of the top 10 winners in the Best Integrated Resorts category at the Travel + Leisure Luxury Awards Asia Pacific 2025 for the third consecutive year. It was selected as the World’s Leading Casino Resort, Macau’s Leading Hotel, Macau’s Leading Resort and Macau’s Leading Casino Resort at the World Travel Awards 2025;

•

Morpheus and its spa were recognized by FTG with Five-Star recognition for the seventh consecutive year in 2026, Other accolades garnered by Morpheus include Two MICHELIN Keys in the 2025 Global MICHELIN Keys Selection, Best Design in the Hotel Category at the Tatler Best 2025 Hong Kong and Macau and being listed among the World’s Most Beautiful Hotels by the Prix Versailles in 2023;

•	Nüwa was recognized as a FTG Five-Star hotel for the 14th consecutive year in 2026, while its spa was awarded FTG Five-Star recognition for the 13th consecutive year;

•

The Cantonese culinary masterpiece Jade Dragon was awarded FTG Five-Star recognition for the 13th consecutive year in 2026. It received Three Diamonds in the Black Pearl Restaurant Guide 2025 for the sixth consecutive year and maintained its Three MICHELIN Star rating for the seventh consecutive year in the MICHELIN Guide Hong Kong Macau 2025. It was listed among LA LISTE World’s Best Restaurants 2025 and was named among the Best 100 Restaurants at the Tatler Best Awards Asia-Pacific for the second consecutive year in 2025. It was also honored as Macau’s Restaurant of the Year and was listed among the Tatler Best 20 Restaurants in Macau at the Tatler Best Awards Hong Kong and Macau for the second consecutive year in 2025. Additionally, it garnered the Black Diamond award in the Trip.Gourmet 2026 The Global Selection of Restaurants and was named a three-star restaurant by the Golden Phoenix Tree China Restaurant Guide 2024;

•

The ultimate French culinary experience provided by Alain Ducasse at Morpheus enabled it to receive FTG Five-Star recognition for the seventh year in 2026. It was honored with One Diamond in the Black Pearl Restaurant Guide 2025 for the second consecutive year and attained Two MICHELIN Stars in the MICHELIN Guide Hong Kong Macau 2025 for the seventh year running. It was listed among LA LISTE World’s Best Restaurants 2025 and was named among the Best 100 Restaurants at the Tatler Best Awards Asia-Pacific in 2025. It also won the Best Service accolade in the Restaurant & Bar

Category and was listed among the Tatler Best 20 Restaurants in Macau at the Tatler Best Awards Hong Kong and Macau for the second consecutive year in 2025. Additionally, it garnered the Diamond award in the Trip.Gourmet 2026 The Global Selection of Restaurants;

•

Yí at Morpheus was honored with FTG Five-Star recognition for the seventh year in 2026. It received One Diamond in the Black Pearl Restaurant Guide 2025 for the sixth consecutive year and was recommended by MICHELIN Guide Hong Kong Macau 2025. It was listed among LA LISTE World’s Best Restaurants 2025 and was named among the Tatler Best 20 Restaurants in Macau at the Tatler Best Awards Hong Kong and Macau for the second consecutive year in 2025. It also garnered the Platinum award in the Trip.Gourmet 2026 The Global Selection of Restaurants; and

•

Sushi Kinetsu, specializing in Japanese cuisine, was awarded One Diamond from the Black Pearl Restaurant Guide 2025 and One MICHELIN Star in the MICHELIN Guide Hong Kong Macau 2025, both for the second consecutive year. It also garnered the Diamond award in the Trip.Gourmet 2026 The Global Selection of Restaurants.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award-winning water-based extravaganza, House of Dancing Water. House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams and highlights City of Dreams as an innovative entertainment-focused destination, strengthening the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. House of Dancing Water incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. House of Dancing Water had been temporarily closed since June 2020 and re-launched in May 2025.

In recognition of its innovation and spectacular experience, House of Dancing Water was named the Best IR Resort Attraction at the IAG Academy IR Awards in 2025. In addition, House of Dancing Water Premiere project was honored with the Platinum Award for Best Brand Awareness Campaign and the Gold Award for Best Integrated Marketing Campaign at the 2025 TITAN Brand Awards, and the House of Dancing Water team was awarded the 2025 Medal of Merit - Tourism by the Macau government, honoring their significant contributions to the promotion and development of the local tourism sector.

Studio City

Studio City is a large-scale cinematically-themed integrated resort which opened in October 2015. The gaming operations of Studio City are focused primarily on the mass market and target all ranges of mass market patrons. Melco Resorts Macau currently has 259 mass gaming tables and 800 gaming machines available for operation at the Studio City Casino pursuant to the Studio City Casino Agreement. Studio City Casino had an average of approximately 253 gaming tables and 775 gaming machines in operation in 2025, compared to an average of approximately 251 gaming tables and 709 gaming machines in operation in 2024 and an average of approximately 246 gaming tables and 661 gaming machines in operation in 2023. Following the closure of Mocha Kuong Fat, Mocha Grand Dragon Hotel and Mocha Hotel Royal in September, November and December 2025, respectively, 198 gaming machines were re-allocated to Studio City.

Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market operation, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke, a 5,000-seat live performance arena, an outdoor and an indoor water park, as well as 2,493 luxury hotel rooms, suites and villas, diverse food and beverage establishments, a nine-screen cineplex and approximately 44,300 square meters of complementary retail space.

Studio City has received numerous awards and accolades, including:

•	In 2026, Studio City’s Star Tower received the FTG Five-Star recognition for the ninth consecutive year, while Epic Tower earned its second FTG Five-Star recognition;

•

The Spa at Epic Tower earned its second FTG Five-Star recognition in 2026. Zensa Spa was awarded the FTG Five-Star recognition for the eighth time in 2026 and was named as the Best Luxury Day Spa at the International Spa & Beauty Awards 2024;

•

Its signature Cantonese restaurant Pearl Dragon received its eighth FTG Five-Star recognition in 2026 and maintained its One MICHELIN Star for the ninth consecutive year in the MICHELIN Guide Hong Kong Macau 2025. It was listed among LA LISTE World’s Best Restaurants 2025 and named among the Tatler Best 20 Restaurants in Macau at the Tatler Best Awards Hong Kong and Macau for the second consecutive year in 2025. Additionally, it garnered the Platinum award in the Trip.Gourmet 2026 The Global Selection of Restaurants;

•	Studio City Hotel was selected as one of the top 10 winners in the Hotel Pools category of the Travel + Leisure Luxury Awards Asia Pacific 2025;

•

Studio City Phase 2 achieved the Building Research Establishment Environmental Assessment Method (BREEAM) “Excellent” rating for New Construction in 2025. It is also the first BREEAM certified project in China under the category International 2016 New Construction: Bespoke scheme with an “Excellent” rating;

•	W Macau – Studio City was recognized as one of the World’s Most Beautiful Hotels by UNESCO’s World Architecture & Design Award, the Prix Versailles, in 2024; and

•

Studio City Water Park was listed among China’s Top 100 Novel Attractions in the 2023 Global Travel Play Book released by the China Tourism Academy and Mafengwo, and also received the World Waterpark Association (“WWA”) Leading Edge Award for its indoor water park in 2023.

In addition to its diverse range of gaming and non-gaming offerings, Studio City is strategically located in the Cotai region of Macau.

Our subsidiary Melco Resorts Macau operates the gaming areas of Studio City pursuant to the Studio City Casino Agreement. Melco Resorts Macau is reimbursed for the costs incurred in connection with its operation of Studio City’s gaming areas.

Altira Macau

Altira Macau caters to the premium mass and mass operations. Altira Macau had an average of approximately 31 gaming tables and 160 gaming machines operated under the brand Mocha at Altira Macau in 2025, compared to an average of approximately 39 gaming tables and 134 gaming machines operated under the brand Mocha at Altira Macau in 2024 and an average of approximately 44 gaming tables and 141 gaming machines operated under the brand Mocha at Altira Macau in 2023. Following the closure of Mocha Grand Dragon Hotel in November 2025, 100 gaming machines were re-allocated to Altira Macau. Altira Macau has a multi-floor layout comprising various gaming areas. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing FTG Five-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 216 guest rooms, including suites and villas, as of December 31, 2025. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant, Aurora, several Chinese and international restaurants and a bar/karaoke. Altira hotel also offers several non-gaming amenities, including a spa, health club, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. Below are some of the awards Altira Macau has received:

•	FTG Five-Star recognition in lodging and spa categories by FTG for 17 consecutive years in 2026;

•

Altira and Altira Spa were selected as top 10 winners in the Hotel Pools and Hotel Spas categories, for the second and third consecutive years respectively, of the Travel + Leisure Luxury Awards Asia Pacific 2025;

•	Its Japanese tempura specialist Tenmasa received FTG Five-Star recognition for the 12th consecutive year in 2026 and was listed among LA LISTE World’s Best Restaurants 2025;

•

Its Cantonese restaurant Ying was honored with the FTG Five-Star recognition for the seventh consecutive year in 2026 and was awarded One MICHELIN Star in the MICHELIN Guide Hong Kong Macau 2025 for the ninth consecutive year. Additionally, it was listed among LA LISTE World’s Best Restaurants 2025; and

•	Its Italian restaurant Aurora earned FTG Five-Star recognition for the 12th year in 2026.

Mocha Clubs

Mocha Clubs comprise non-casino based operations of electronic gaming machines in Macau. Mocha Clubs had an average of approximately 810 gaming machines in operation (excluding approximately 160 gaming machines at Altira Macau) in 2025, compared to an average of approximately 882 gaming machines in operation (excluding approximately 134 gaming machines at Altira Macau) in 2024 and an average of approximately 874 gaming machines in operation (excluding approximately 141 gaming machines at Altira Macau) in 2023. According to the DICJ, there were a total of 12,000 slot machines in the Macau market as of December 31, 2025. Mocha Clubs focus on general mass market patrons, including day trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

The Mocha Club gaming facilities offer both electronic gaming machines, including stand-alone machines, stand-alone progressive jackpot machines and linked progressive jackpot machines with a variety of games, and electronic table games which feature fully-automated multi-player machines with roulette, baccarat and sic-bo, a traditional Chinese dice game.

In addition to the Mocha Clubs, we also operated the Grand Dragon Casino, which focused on mass market table games. Grand Dragon Casino had an average of approximately 15 gaming tables in 2025, compared to an average of approximately 16 gaming tables in 2024 and approximately 17 gaming tables in 2023.

Under the Macau Gaming Operations Law, concessionaires, such as Melco Resorts Macau, may continue to operate games of chance in casinos in properties that are not owned by them for a period of three years from January 1, 2023 under authorization of the Chief Executive of Macau. Such three-year period ended on December 31, 2025, following which the concessionaires may only continue to operate games of chance in properties that are not owned by them by engaging a managing company, with any such engagement subject to approval of the Chief Executive of Macau. In accordance with our development strategy and the Macau Gaming Operations Law, the Grand Dragon Casino and three of our Mocha Clubs, namely Mocha Kuong Fat, Mocha Grand Dragon Hotel and Mocha Hotel Royal, progressively ceased operations between September and December 2025. Following these closures, 15 gaming tables and 137 gaming machines were re-allocated to City of Dreams, and 100 gaming machines and 198 gaming machines were re-allocated to Altira Macau and Studio City, respectively. The Chief Executive of Macau has approved the engagement of a wholly-owned management company by Melco Resorts Macau and the respective management agreement in connection with the continuing operations of Mocha Inner Harbour, Mocha Hotel Sintra and Mocha Golden Dragon beyond December 31, 2025, and an amendment agreement to the Concession Contract was signed in February 2026 to reflect that these three Mocha Clubs will continue to be operated under the engagement of such management company effective from January 1, 2026, subject to compliance with all legal and regulatory requirements. See “Item 3. Key Information

— D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — We may be required to cease our operations at Mocha Clubs” and “— Regulations — Macau Regulations — Gaming Operation Regulations.”

City of Dreams Manila

City of Dreams Manila is one of the leading integrated tourism resorts in the Philippines. The property is located on an approximately 6.2-hectare site at the gateway of Entertainment City’s Manila Bay area in the city of Parañaque and is part of the Aseana City township development. It is close to Metro Manila’s international airport terminals and central business districts. City of Dreams Manila opened in December 2014 and represented our first entry into an entertainment and gaming market outside of Macau and an incremental source of earnings and cash flow outside of Macau.

The property’s total gross floor area is approximately 313,000 square meters (equivalent to approximately 3.4 million square feet). We are authorized by PAGCOR to operate up to approximately 2,300 slot machines, 1,200 electronic gaming tables and 380 gaming tables. City of Dreams Manila had an average of approximately 2,265 gaming machines and 265 gaming tables in 2025, compared to an average of approximately 2,278 gaming machines and 267 gaming tables in 2024 and an average of approximately 2,297 gaming machines and 267 gaming tables in 2023.

City of Dreams Manila has three hotels: Nüwa Manila, Nobu Hotel Manila and Hyatt Regency Manila, City of Dreams Manila, with 939 rooms in aggregate. Exciting entertainment venues characterize the luxurious integrated resort: DreamPlay, the world’s first DreamWorks-inspired family entertainment center, which officially opened in June 2015; and CenterPlay, a lounge at the center of the main gaming floor which features live band performances from late afternoons. City of Dreams Manila also features The Shops at the Boulevard, a spacious retail strip where luxury retail shops that provide a broad range of choices are juxtaposed with exciting food and beverage outlets. Impressive regional and international specialty restaurants and bars, spas, gyms, and a multi-level car park are also available for guests.

City of Dreams Manila has received the following recognitions:

Integrated Resort

•	Travel + Leisure Luxury Awards Asia-Pacific 2024-2025 – Top Ten Best Integrated Resorts in Asia, for excellence in travel and hospitality;

•	Tripadvisor’s annual Travelers’ Choice Award 2024 – named in the Top 10% worldwide by the world’s largest travel guidance platform, for earning the highest ratings in customer service; and

•

World Travel Awards – Asia’s Leading Casino Resort for the fifth time in 2025, World’s Leading Casino Resort for the fifth time in 2024, World’s Leading Fully Integrated Resort in 2023 and Asia’s Leading Fully Integrated Resort for the third time in 2023.

Luxury Hotels and Spa

•	FTG 2026 Star ratings for the ninth consecutive year – Nüwa Manila (Five-Star), Nobu Hotel Manila and the Hyatt Regency Manila, City of Dreams (both Four-Star);

•	FTG 2026 Five-Star – for Nüwa Spa, retaining its rating for the seventh consecutive year;

•	Tripadvisor’s annual Traveler’s Choice Awards 2025 for customer service – listed Nüwa Manila and Hyatt Regency Manila for the eighth consecutive year and Nobu Hotel Manila for the seventh year;

•	Booking.com Traveler Review Awards 2025 – recognized the three luxury hotels at City of Dreams Manila for the fifth consecutive year;

•	Agoda Customer Review Award 2024 – given to Hyatt Regency Manila for the second time; and

•	2025 Smart Travel Asia Best in Travel Awards named Hyatt Regency Manila as one of the 10 Best Family Hotels in Asia based on their readers’ poll.

Restaurants

•

World Culinary Awards 2025 – the resort’s signature restaurants Crystal Dragon and Nobu Manila were named Philippines’ Best Hotel Restaurant for the second year and Philippines’ Best Restaurant 2024, respectively;

•

Tatler Best Philippines (rebranded Tatler Dining Guide) – Crystal Dragon and Nobu Manila consistently maintained their inclusion in the 2025 list of the country’s over 200 must-try restaurants for the tenth consecutive year. Red Ginger was featured in 2024 for the seventh time and Haliya were also featured in the book in 2023 and 2024;

•

Lifestyle Asia “Crave” coffee table book, October 2024 – Crystal Dragon was the only Chinese restaurant featured among the 15 Manila’s finest restaurants and dining experiences. The book serves as a guide to the culinary artistry and experiences that define the city’s food scene;

•	Philippine Culinary Cup – the team of chefs and mixologists won a total of 11 medals in 2025 and 22 medals in 2024 at the prestigious culinary competition; and

•	Spot.ph 10 Restaurants in Manila for Regional Filipino Eats 2023 – recognized Haliya.

Sustainability and Corporate Social Responsibility

•

FTG Travel Guide VERIFIED Responsible Hospitality badge – Nüwa Manila earned this prestigious distinction in 2025. This is an FTG third-party certification that sets the global benchmark for environmentally-conscious hospitality;

•

FTG Responsible Hospitality Award 2023 – the resort was named one of only three Finalists globally, for outstanding level of commitment to sustainable practices at the luxury level in the annual Best of the Year Awards of FTG; and

•	ASEAN Green Hotel Award 2022 – awarded to each of the three hotels at the ASEAN Tourism Forum by the various tourism organizations in the region, for upholding sustainable tourism.

Talent Excellence and Development

•	2024 Stelliers Asia Award, the only accolade in the region that honors the hospitality industry’s dedicated professionals, presented three distinguished awards to City of Dreams Manila executives.

Responsible Gaming

•	RG Check accreditation developed by the Responsible Gambling Council, covering 2021-2027.

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

City of Dreams Mediterranean and Other

City of Dreams Mediterranean is a large premier destination resort located in Limassol, Cyprus. It features a fourteen-story luxury hotel with 500 guest rooms and suites, over 9,900 square meters of MICE space, an outdoor amphitheater, a family adventure park, tennis academy and a variety of premium dining outlets and luxury retail. The total gross floor area of City of Dreams Mediterranean is approximately 90,000 square meters (equivalent to approximately 968,750 square feet). In addition, we currently operate three satellite casinos in Nicosia, Ayia Napa and Paphos in Cyprus in conjunction with City of Dreams Mediterranean.

Under the terms of the Cyprus License, we have been granted the right to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant on June 26, 2017 and with the right for exclusivity in Cyprus for the first 15 years of the term. We ceased operations of the temporary casino in June 2023 and City of Dreams Mediterranean opened to the public in July 2023. Our satellite casino premises in Cyprus had an average of approximately 4 gaming tables and 161 gaming machines in 2025 and City of Dreams Mediterranean had an average of approximately 102 gaming tables and 729 gaming machines in 2025, compared to an average of approximately 4 gaming tables and 161 gaming machines for our satellite casino premises and an average of approximately 100 gaming tables and 733 gaming machines for City of Dreams Mediterranean in 2024 and an average of approximately 35 gaming tables and 453 gaming machines before the closure of the temporary casino and the City of Dreams Mediterranean opening and an average of approximately 103 gaming tables and 902 gaming machines in 2023, with an average of approximately 99 gaming tables and 744 gaming machines being operated under City of Dreams Mediterranean in the second half of 2023.

We acquired a 75% equity interest in ICR Cyprus from Melco International, our parent company, in July 2019. The remaining 25% equity interest in ICR Cyprus is owned by The Cyprus Phassouri (Zakaki) Limited. On July 31, 2019, we entered into a shareholders’ agreement with The Cyprus Phassouri (Zakaki) Limited regarding certain commercial and financial arrangements pursuant to which we will, as more fully set out in additional management and service contracts, (i) provide certain corporate-level management services to ICR Cyprus and its subsidiaries for a fixed amount of EUR2 million (equivalent to approximately US$2.4 million) per annum and (ii) have the right to receive an allotment of preference shares in the gaming license-holding subsidiary of ICR Cyprus which will provide the right to a preferential dividend, among other terms.

City of Dreams Mediterranean has received numerous accolades, highlighting its exceptional offerings:

•	Named Cyprus’s Best MICE Hotel at the World MICE Awards in 2025;

•	Selected as Europe’s Leading Fully Integrated Resort, Europe’s Leading Casino Resort and Cyprus’s Leading Conference Hotel at the World Travel Awards 2025;

•	Recognized as a Top-Rated Hotel in Cyprus at Tripadvisor Traveller’s Choice Awards 2025;

•

Its Asian restaurant Amber Dragon was awarded a Golden Chef Hat at the Golden Chef Hats Cyprus Awards for the second consecutive year in 2025, while its French gastro club Anaïs received the Top-Notch Award for the second consecutive year in 2025 and its Prime Steakhouse earned its first Top-Notch Award in 2025;

•	Prime Steakhouse was honored with the Best Concept Award “Alcohol and Cigar” at the Cyprus Eating Awards 2024;

•

Garnered the Gold Award for Sustainable Impact, Gold Award for Innovation in High-End Experience, Silver Award for Best Luxury Hotel and Resort Experience, Silver Award for Pioneer in Media and Tourism Events and Bronze Award for Global Outreach Initiatives at the Cyprus Tourism Awards 2024;

•	Honored with the titles of Luxury Casino Hotel – Europe, Luxury Lifestyle Hotel – Cyprus and Luxury Sustainable Resort – Cyprus at the World Luxury Travel Awards 2024;

•	Being the winner of the Tourism-Hotels-Entertainment-Food & Beverage category at the IN Business Awards 2023;

•	Named Best New Luxury Casino Resort – World at the 2023 Seven Stars Luxury Hospitality and Lifestyle Awards; and

•

Received The European Property Awards 2023 for achievements in three categories, Best Hotel Architecture Cyprus, Best Sustainable Commercial Development Cyprus and Best New Hotel Construction & Design Cyprus, and was named Best International Sustainable Commercial Development and Best Sustainable Commercial Development Europe at the International Property Awards 2023.

Other Operations

City of Dreams Sri Lanka

We have leased an area within City of Dreams Sri Lanka, which is an integrated resort developed and operated by a subsidiary of John Keells, Waterfront Properties, under our brand “City of Dreams Sri Lanka” in accordance with a brand license agreement, to operate a casino business. City of Dreams Sri Lanka features two five-star hotels with a combined total of 800 luxury hotel rooms, MICE facilities, spa, fitness center and a variety of fine-dining restaurants and luxury retail. We manage the top five floors of City of Dreams Sri Lanka under our Nüwa brand, comprising a total of 113 luxury rooms and three dining restaurants and bars. We commenced operations of the Sri Lanka Casino and management of Nüwa Sri Lanka in the third quarter of 2025. Save for the casino, Nüwa Sri Lanka and the restaurants and bars located in the casino and the hotel, we do not manage or operate other parts of City of Dreams Sri Lanka.

Our Pipeline Projects

We continually seek new opportunities for additional gaming or related businesses in Macau and in other countries and will continue to target the development of a project pipeline in order to expand our footprint in countries which offer legalized casino gaming. In defining and setting the timing, form and structure for any future project, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities, we have incurred and will continue to incur certain expenses and capital expenditures at our properties and for our projects.

Our Land and Premises

We operate our gaming business in Macau at the properties leased from the Macau government in accordance with the terms and conditions of our gaming concession, or, with respect to the Mocha Clubs, in third party-owned properties. In addition, properties leased from the Macau government are subject to the terms and conditions of land concession contracts. See “— Regulations — Macau Regulations — Land Regulations.” Through MRP, we operate our gaming business in the Philippines through the Philippine License issued by PAGCOR on a property which Melco Resorts Leisure leases from Belle Corporation under the Lease Agreement. In Cyprus, we operate our gaming business at a site owned by us at Zakaki in western Limassol and three satellite casinos at our leased premises pursuant to the Cyprus License. In Sri Lanka, we have entered into a casino lease agreement to lease an area within City of Dreams Sri Lanka to operate the Sri Lanka Casino and a hotel management agreement to manage Nüwa Sri Lanka.

City of Dreams

City of Dreams is located in Cotai, Macau, with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to COD Resorts and Melco Resorts Macau for a period of 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to approximately US$160.5 million), which was paid in full in January 2016. As of December 31, 2025, the total gross floor area at City of Dreams is 641,431.70 square meters (equivalent to approximately 6.9 million square feet), of which approximately 31,227.3 square meters, or 4.87% comprises gaming and gaming support area and is owned by the Macau SAR. Effective January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the Concession Contract for a fee of MOP750.00 (equivalent to approximately US$94) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$312) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

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

The gross construction area of the Studio City site is approximately 657,879.4 square meters (equivalent to approximately 7.1 million square feet) of which approximately 28,784.3 square meters or 4.38% comprises the gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the Concession Contract for the same fee set for the usage of the City of Dreams casino. As of December 31, 2025, the gross floor area of Studio City is approximately 657,879.4 square meters (equivalent to approximately 7.1 million square feet). The land premium of approximately MOP1,402.0 million (equivalent to approximately

US$175 million) was paid in full in January 2015. Land use fees of approximately MOP3.9 million (equivalent to approximately US$486,611) per annum were paid to the Macau government during the development stage. The annual land use fees payable to the Macau government after completion of development are MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

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

As part of the security provided in relation to the 2027 SCC Senior Secured Notes, the SCC 2016 Credit Facilities and the SCC 2024 Revolving Facilities, we assigned certain leases and right to use agreements and granted a mortgage over our rights under the Studio City land concession.

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet). In March 2006, Macau government granted the land on which the Altira is built to Altira Resorts for 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land grant was amended in December 2013. As of December 31, 2025, the total gross floor area of Altira Macau is approximately 104,583.39 square meters (equivalent to approximately 1.1 million square feet), of which approximately 17,128.8 square meters or 16.38% comprises the gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the Concession Contract for the same fee set for the usage of the City of Dreams casino. Total land premium required is in the amount of MOP169.3 million (equivalent to approximately US$21 million) which was paid in full in 2013. According to the current terms of the land concession, the annual land use fees payable to the Macau government are approximately MOP1.5 million (equivalent to approximately US$0.2 million). This amount may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

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

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 30,800 square feet at the following locations in Macau as of December 31, 2025:

Mocha Club	Opening Month	Location	Total Floor Area
			(In square feet)
Sintra	November 2005	G/F and 1/F of Hotel Sintra	7,800
Golden Dragon	January 2012	G/F, 1/F and 2/F of Hotel Golden Dragon	15,700
Inner Harbor	December 2013	Rua Nova do Comércio, n.os 2-12, Macau	7,300

Total			30,800

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

In addition to the Mocha Clubs, we also operated the Grand Dragon Casino, which focused on mass market table games. Grand Dragon Casino premises, including the fit-out and gaming-related equipment, were located on the ground floor and level one within Grand Dragon Hotel in Macau and occupied a floor area of approximately 10,700 square feet. The gaming equipment operated at the Grand Dragon Casino on or before December 31, 2022 is owned by the Macau SAR and had been transferred to us for usage in our operations during the duration of the Concession Contract. We own the remaining gaming and gaming support equipment at the Grand Dragon Casino. In accordance with our overall development strategy and the Macau Gaming Operations Law, Grand Dragon Casino and three Mocha Clubs, namely Mocha Hotel Royal, Mocha Kuong Fat and Mocha Grand Dragon Hotel, progressively ceased operations between September and December 2025. Gaming tables and electronic gaming machines operating at the above-mentioned affected venues were re-allocated to, and continue operations at, City of Dreams, Studio City and Altira Macau in Macau. The Chief Executive of Macau has approved the engagement of a wholly-owned management company by Melco Resorts Macau and the respective management agreement in connection with the continuing operations of Mocha Inner Harbour, Mocha Hotel Sintra and Mocha Golden Dragon beyond December 31, 2025, and an amendment agreement to the Concession Contract was signed in February 2026 to reflect that these three Mocha Clubs will continue to be operated under the engagement of such management company effective from January 1, 2026, subject to compliance with all legal and regulatory requirements.

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

City of Dreams Mediterranean and Other

The City of Dreams Mediterranean site is located at Zakaki, in western Limassol, Cyprus (“Cyprus Project Land”) and has a land area of 367,000 square meters (equivalent to approximately 3.95 million square feet). Prior to our acquisition of Melco International’s 75% equity interest in ICR Cyprus on July 31, 2019, The Cyprus Phassouri (Zakaki) Limited, the current owner of a 25% equity interest in ICR Cyprus, acquired such 25% equity interest in ICR Cyprus by contributing its freehold interest over the Cyprus Project Land and as a result, a subsidiary of ICR Cyprus became owner of the freehold interest over the Cyprus Project Land. As of December 31, 2025, the total gross floor area of City of Dreams Mediterranean is approximately 90,000 square meters (equivalent to approximately 968,750 square feet), of which approximately 7,550 square meters or 8.39% comprises the gaming and gaming support area.

In addition to City of Dreams Mediterranean, we also have the following satellite casinos in operation with the total floor area of approximately 21,075 square feet (equivalent to approximately 1,958 square meters) at various locations in Cyprus as of December 31, 2025:

Cyprus Casinos	Opening Month	Location	Total Floor Area
			(In square feet)
Nicosia	December 2018	Neas Engomis Street No.35, Engomi, 2409 Nicosia, Cyprus.	10,968
Ayia Napa	July 2019	Archiepiscopou Makariou III, 34 Ayia Napa, Cyprus	5,834
Paphos	February 2020	9 Theas Aphroditis 8204 Paphos, Cyprus	4,273

Total			21,075

The leases for our three satellite casinos run up to March 31, 2028 for Nicosia, June 15, 2028 for Ayia Napa and February 14, 2029 for Paphos and are renewable for a further five-year term unless we elect not to renew those leases by giving at least six months’ notice prior to the expiration of the term.

City of Dreams Sri Lanka

The site for City of Dreams Sri Lanka is located in Colombo, Sri Lanka with a land area of approximately 2.8888 hectares (equivalent to approximately 310,947.54 square feet) and is owned by Waterfront Properties, a subsidiary of John Keells. The total gross floor area of the leased gaming and gaming support area at City of Dreams Sri Lanka is approximately 180,828.29 square feet.

Other Premises

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau, Hong Kong, Cyprus, Singapore, the Philippines, Sri Lanka and Thailand. We lease all of our office and storage premises.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several forms of advertising, sales and marketing activities and plans. We utilize local and regional media to publicize and promote our brands, projects and operations across a wide range of online and offline channels. We have built public relations and marketing and branding teams that cultivate media relationships, promote our brands and explore media opportunities in various markets. We use a variety of media platforms that include social media, digital, print, television, online, outdoor, on collaterals and direct mail pieces. A resorts marketing team has been established that directly liaises with current and potential customers within Asian, European, Middle Eastern and other countries to grow and retain high-end customers. We organize various targeted and seasonal promotions and special events, concerts and other forms of entertainment, and operate loyalty programs with our patrons to increase spending and repeat visitation. In Macau, the Philippines, Cyprus and Sri Lanka, we employ a tiered loyalty program at our properties to ensure that each customer segment is specifically recognized and incentivized. Dedicated customer hosting programs provide personalized service to our most valuable customers. In addition, we utilize sophisticated analytical programs and capabilities to analyze the behavior and spending patterns of our patrons. We believe these tools help deepen our understanding of our customers to optimize yields and make continued improvements to our properties. As our advertising and marketing activities occur in various jurisdictions, we aim to ensure we comply with all applicable laws in relation to our advertising and marketing activities.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our operating properties.

Non-Gaming Patrons

City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, four hotels (including The Countdown, which is currently under renovation), as well as a selection of restaurants, bars and retail outlets. Altira Macau caters to the premium mass and mass operations. Mocha Clubs are targeted to deliver a relaxed, café-style non-casino based electronic gaming experience. Studio City is designated to primarily target mass market guests through its vast array of non-gaming amenities and entertainment attractions.

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

The integrated resort, City of Dreams Sri Lanka, features two five-star hotels with a combined total of 800 luxury hotel rooms, MICE facilities, spa, fitness center and a variety of fine-dining restaurants and luxury retail. We have leased an area within City of Dreams Sri Lanka to operate the Sri Lanka Casino. In addition, we manage the top five floors of City of Dreams Sri Lanka under our Nüwa brand, comprising a total of 113 luxury rooms and three dining restaurants and bars. The casino does not specifically target non-gaming patrons but does offer a selection of food and beverage options at the premises. Save for the casino, Nüwa Sri Lanka and the restaurants and bars located in the casino and the hotel, we do not manage or operate other parts of City of Dreams Sri Lanka.

Gaming Patrons

Our gaming patrons include table game rolling chip patrons, table game mass market patrons and gaming machine players.

Mass market patrons are non-rolling chip patrons who come to our properties for a variety of reasons, including our high-quality hotel brands, our broad dining options and a variety of other non-gaming attractions and activities.

Rolling chip patrons at our casinos are patrons who participate in our in-house rolling chip programs or, in some cases, in the rolling chip programs of gaming promoters. Our rolling chip patrons or premium direct players play mostly in our designated gaming areas and can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services.

Gaming Promoters

A portion of our rolling chip play in Macau is brought to us by gaming promoters, also known as junket operators. Gaming promoters in Macau are independent third-party corporate entities, all of which are officially required to be licensed by the Secretary of Economy and Finance of Macau.

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

Market and Competition

We believe that the gaming markets in Macau and the Philippines are and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession holders, other PAGCOR license holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records in the operation of major hotel casino resort properties. Compared to Macau and the Philippines, the competitive environment in Cyprus is more favorable with our exclusive license to operate casinos in the Republic of Cyprus until 2032, but we may face competition from casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East. The gaming market in Sri Lanka is competitive with four other existing casinos operating in Colombo.

Macau Gaming Market

In 2025, 2024 and 2023, Macau generated approximately US$30.9 billion, US$28.3 billion and US$22.8 billion of gross gaming revenue, respectively, according to the DICJ. Macau is currently the only market in China, and one of only several in Asia, to offer legalized casino gaming.

Macau continues to be impacted by a range of external factors, including uneven growth in the China economy and government policies that may adversely affect the Macau gaming market. For example, the PRC government has taken measures to deter marketing of gaming activities to mainland China residents by offshore casinos and to reduce capital outflow. Such measures include reducing the amount that mainland China-issued ATM cardholders can withdraw in each withdrawal, setting a limit for annual withdrawals and the launch of facial recognition and identity card checks with respect to certain ATM users.

The mass market table games segment accounted for 66.9% of market-wide gross gaming revenues in 2025, compared to 70.2% of market-wide gross gaming revenues in 2024 and 69.4% of market-wide gross gaming revenues in 2023, according to the DICJ. With our strategic focus on the premium mass market in the Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market. Moreover, we believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework and significant new infrastructure developments in Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. According to the DSEC, visitation to Macau totaled more than 40.1 million in 2025, an increase of 14.7% compared to 2024 and above the 39.4 million visitors in 2019. Visitors from mainland China represented 72.4% of all visitors to Macau in 2025, compared to 70.1% in 2024, and visitors from Hong Kong and Taiwan represented 18.2% and 2.5%, of all visitors to Macau in 2025, respectively.

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

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy progressively opened Phase 3 of the Galaxy Macau Resort from the second quarter 2023, while Phase 4 is currently under development, and construction is expected to be completed in 2027.

VML operates Sands Macao on the Macau peninsula, The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Parisian Macao. VML also operated Sands Cotai Central in Cotai in the past, which has been rebranded and redeveloped as The Londoner Macao, which opened in February 2021. The former Sheraton Grand was renovated and has been rebranded as the Londoner Grand, which opened in June 2025.

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

Law no. 7/2022 which amends the Macau Gaming Operations Law (Law no. 16/2001) came into force in June 2022. Principal changes under the amended Macau Gaming Operations Law include, among others, the following:

•	the number of gaming concessions that may be awarded by the Macau government is up to six;

•	the term of the concessions may be up to ten years, subject to extension(s) of up to three years in total;

•	the registered share capital of each concessionaire shall be at least MOP5 billion (equivalent to approximately US$623.9 million);

•	the managing director of each concessionaire must be a Macau permanent resident and hold at least 15% of the concessionaire’s registered share capital;

•	significant transactions should be notified by concessionaires to the Macau government in advance;

•	an administrative sanctions regime is established;

•	national security is one of the main objectives of the Macau gaming legal framework and a concession may be terminated without compensation in case it is considered a threat to national security;

•	a per gaming table and per gaming machine special premium is due should gross gaming revenue fall below the gross gaming revenue threshold set by the Macau government;

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

Philippine Gaming Market

The Philippine economy has been one of the faster growing economies in the region, with favorable demographics and consumer spending that are beneficial to the Philippine gaming market. City of Dreams Manila, however, presently faces stronger competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world, such as Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. as well as the Philippine Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines. In 2025, Bloomberry Resorts Corporation opened Solaire Resort North in Quezon City, and Suntrust Resort Holdings is expected to open its integrated resort in Westside City, Manila in the second half of 2026.

Cyprus Gaming Market

We currently operate City of Dreams Mediterranean and three satellite casinos in Cyprus. In June 2023, we ceased operations of the temporary casino, which was opened in Limassol in June 2018 as the first licensed casino in Cyprus. We opened two satellite casinos in Nicosia and Larnaca in December 2018, one satellite casino in Ayia Napa in July 2019 and one satellite casino in Paphos in February 2020. In June 2020, we ceased operations of the satellite casino in Larnaca. In July 2023, City of Dreams Mediterranean was opened to the public. Although we have an exclusive license to operate casinos in the Republic of Cyprus until 2032, we may face competition from casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East, such as the expected openings of the Hard Rock Hotel & Casino Integrated Resort and the Wynn Al Marjan Island in the UAE in 2027.

Sri Lanka Gaming Market

The gaming market in Sri Lanka is evolving, with a mix of established players and new entrants. Currently, City of Dreams Sri Lanka faces competition from four other existing casinos in Colombo. The market is characterized by a focus on table games and high-stakes gambling.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian or European destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. In the Philippines, there are five major gaming facilities in metro Manila, including City of Dreams Manila, with a sixth gaming facility scheduled to open in 2026. There are two major gaming facilities in Singapore located on Sentosa and at Marina Bay and an international gaming resort in Malaysia located approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in Vietnam and Cambodia, and major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Vietnam launched a 5-year pilot program in November 2025 to allow local gaming at certain casino resorts.

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

Intellectual Property

We have applied for, registered or have the right to use certain trademarks, including “Melco,” “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “Morpheus,” “House of Dancing Water,” “City of Dreams Manila,” “Studio City,” “Melco Resorts Philippines,” “C2”, “Melco Resorts & Entertainment,” “City of Dreams Mediterranean” and “City of Dreams Sri Lanka” in Macau, the Philippines, Cyprus, Sri Lanka and/or other jurisdictions. We have also applied for or registered in Macau, the Philippines, Cyprus and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau, the Philippines, Cyprus and Sri Lanka.

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

•

The concessionaires registered share capital shall not be less than MOP5 billion (equivalent to approximately US$623.9 million) and during the term of the concession their net assets shall not be less than such amount. The concessionaires must mandatorily notify the Chief Executive of Macau prior to executing large financial initiatives, which are defined as those with a value greater than MOP2.5 billion (equivalent to approximately US$311.9 million) regarding the internal movement of funds and MOP500 million (equivalent to approximately US$62.4 million) regarding salaries, remunerations, benefits of employees, and any other financial decisions.

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

•

The concessionaires undertake to operate games of chance in self owned premises or premises leased or otherwise granted a right to use by the Macau government. Premises owned by a concessionaire will revert to the Macau government without compensation upon the concession expiration or earlier termination. The concessionaires may continue to operate games of chance in casinos in properties that are not owned by them for a period of three years from January 1, 2023 under authorization of the Chief Executive of Macau. After the end of such three-year transition period the concessionaires may only continue to operate games of chance in properties that are not owned by them by engaging a managing company, such engagement to be subject to the Chief Executive of Macau’s approval. If such locations are closed pursuant to the law or the concession contracts, new operation of games of chance in casino will not be permitted in such locations. The Macau government owns the City of Dreams, Altira and Studio City Casinos gaming and gaming support areas, and the Macau government has transferred these areas to us for usage in our operations during the duration of the concession for a fee of MOP750.00 (equivalent to approximately US$94) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$312) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

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

•

If the average gross gaming revenue of the gaming tables or gaming machines does not reach a set minimum limit, the concessionaire must pay a special premium, in an amount equal to the difference between the amount of the special tax on gaming, calculated according to the average gross gaming revenue, and such minimum limit. The average gross revenue is calculated according to the maximum number of gaming tables and gaming machines authorized for the concessionaire in the year to which it relates, with the exception of the number of gaming tables and gaming machines authorized to operate provisionally during the period designated for such purpose. The annual minimum limit of the gross gaming revenue of each gaming table and each gaming machine, as well as the period designated for the provisional operation of gaming tables and gaming machines, are determined by dispatch from the Chief Executive of Macau. The annual minimum limit of the gross gaming revenue must be set out in view of the past gross gaming revenue of Macau and the current situation of the economic development of Macau, and may be adjusted exceptionally in case of extraordinary, unpredictable or force majeure incidents, and is currently in the amount of MOP7 million (equivalent to approximately US$873,404) annual gross gaming revenue for gaming tables and MOP300,000 (equivalent to approximately US$37,432) annual gross gaming revenue for gaming machines.

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

•

An administrative sanctions regime is established with fines ranging from MOP100,000 (equivalent to approximately US$12,477) and MOP5,000,000 (equivalent to approximately US$623,860) and, depending on the seriousness of the offense, damages, fault, benefits obtained, economic situation and previous conduct, a supplemental penalty of total or partial closure of gaming areas for periods ranging from one month to one year.

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

16/2022 and in accordance with the Secretary for Economy and Finance Dispatch no. 90/2022, a commission cap of 1.25% of net rolling has been in effect. Such commission cap was confirmed by the Macau government in 2022. Any advantages or liberalities offered or provided, in Macau or abroad, directly or indirectly, to the gaming promoter by the concessionaire, a company in which the concession holds participation, or others with which the concessionaire is in a group relationship, shall be considered and calculated as commission and be within such commission cap. The commission cap regulations impose fines, ranging from MOP2,000,000 (equivalent to approximately US$249,544) up to MOP5,000,000 (equivalent to approximately US$623,860) on concessionaires that do not comply with the cap and other fines, ranging from MOP600,000 (equivalent to approximately US$74,863) up to MOP1,500,000 (equivalent to approximately US$187,158) on concessionaires that do not comply with their reporting obligations regarding commission payments. If breached by the concessionaire, the legislation on commission caps has a sanction enabling the relevant government authority to determine the closure, in whole or in part, of the areas for games of chance, for a period of one month to one year, and/or to make public a government decision imposing a fine on a concessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese, respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

Pursuant to Instruction no. 4/2024 issued by the DICJ which came into effect on July 11, 2024, the 1.25% of net rolling commission cap set in the Dispatch no. 90/2022 from the Secretary of Economy and Finance also applies to incentives granted by gaming operators to patrons. Accordingly, any incentives granted to patrons, including but not limited to complimentary rooms, promotional chips, food and beverage benefits, and other perks, must be considered and fall within the commission cap. Further, incentives must be directly derived from the patron’s gaming activity, and their effective value shall not exceed the commission ceiling. Breaches of the commission cap in relation to patrons are subject to the same penalties provided under the commission cap regulations for breaches involving gaming promoters.

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

Illegal Gambling Crimes Regulations

Macau Law no. 20/2024, which came into effect on October 29, 2024, establishes the legal framework for combating illegal gaming crimes and replaced the previous Illegal Gaming Law (Law no. 8/96/M). This law clarifies that illegal gaming crimes include side betting activities and increased the penalties applicable to illegal gaming crimes, with imprisonment of up to eight years and fines calculated in days, with each day corresponding to an amount between MOP250 (equivalent to approximately US$31) and MOP15,000 (equivalent to approximately US$1,872). It prohibits the operation, promotion, and organization of online gaming in Macau, even if the servers or IT equipment are located outside Macau. The law also introduces several measures to enhance investigations, such as the use of undercover agents and the protection of informants’ identities.

In addition to natural persons, legal entities are also subject to this law and may face penalties including judicial dissolution or daily fines ranging from MOP250 (equivalent to approximately US$31) to MOP15,000 (equivalent to approximately US$1,872) for a period of 100 to 1,200 days (i.e., up to MOP18,000,000 (equivalent to approximately US$2.2 million)). Representatives of legal entities may be jointly and severally responsible for paying such fines. Other sanctions include prohibition from attending certain establishments, prohibition or suspension from exercising certain professions or activities, deportation or prohibition from entering Macau for non-residents, and prohibition from entering casinos.

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

•

keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (equivalent to approximately US$998) in cases of occasional transactions and MOP120,000 (equivalent to approximately US$14,973) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Macau Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt as compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

Under Article 2 of Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 (as amended pursuant to DICJ Instruction no.1/2019), we are required to track and report transactions and granting of credit that are of MOP500,000 (equivalent to approximately US$62,386) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, we may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Macau Finance Information Bureau.

We employ internal controls and procedures designed to help ensure that our gaming and other operations are conducted in a professional manner and in compliance with internal control requirements issued by the DICJ set forth in its instruction on anti-money laundering, the applicable laws and regulations in Macau, as well as the requirements set forth in the Concession Contract.

We have developed a comprehensive anti-money laundering policy and related procedures covering our anti-money laundering responsibilities, which have been approved by the DICJ, and have training programs in place to enable all relevant employees to understand such anti-money laundering policy and procedures. We also use an integrated IT system to track and automatically generate significant cash transaction reports and, as permitted by the DICJ and the Macau Finance Information Bureau, submit those reports electronically.

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

Control of Cross-border Transportation of Cash Regulations

On June 12, 2017, Law no. 6/2017 with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (equivalent to approximately US$14,973) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (equivalent to approximately US$125) and not exceeding MOP500,000 (equivalent to approximately US$62,386)). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.”

Prevention and Suppression of Corruption in External Trade Regulations

In addition to the general criminal laws regarding corrupt practices in the public and private sector that are in force in Macau, on January 1, 2015, Law no. 10/2014, criminalizing corruption acts in external trade and providing for a system for prevention and suppression of such criminal acts came into effect in Macau. Our internal policies address this issue.

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

Personal Information Regulations

Processing of personal information by our subsidiaries in Macau is subject to compliance with the Personal Data Protection Act (Law no. 8/2005), and, in the case of Melco Resorts Macau, any instructions issued by DICJ from time to time. The Personal Data Protection Bureau, or DSPDP, is the regulatory authority in Macau specially in charge of supervising and enforcing the Personal Data Protection Act. The DSPDP, which is an official public department operating under the authority of the Chief Executive of Macau was established under the Administrative Regulation no. 42/2023, and, with effect from February 1, 2024, replaced the Office for Personal Data Protection, which was the previous regulatory authority for personal data protection matters. Breaches are subject to civil liability, administrative and criminal sanctions.

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

Minimum Salary Regulations

On April 27, 2020, Law no. 5/2020, with respect to minimum salary, was enacted. Such law came into effect on November 1, 2020. In accordance with such law, as amended pursuant to Law no. 19/2023, effective from January 1, 2024, the monthly minimum salary in Macau was MOP7,072 (equivalent to approximately US$882) per month (excluding overtime, night and shift allowances and regular bonus related payments) until December 31, 2025. Such law was further amended pursuant to Law no. 14/2025, effective from January 1, 2026, establishing the monthly minimum salary in Macau as MOP7,280 (equivalent to approximately US$908) per month (excluding overtime, night and shift allowances and regular bonus related payments). The minimum salary requirement applies to all workers in Macau, except domestic helpers and special needs workers.

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

Restrictions on Distribution of Profits Regulations

Subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to between 25% to 50% of the entity’s share capital, in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. Melco Resorts Macau must notify the Chief Executive of Macau five business days in advance of any decision related to dividend distribution in an amount greater than MOP500 million (equivalent to approximately US$62.4 million).

As of December 31, 2025, the aggregate balance of the legal reserves of all of our Macau subsidiaries amounted to US$60.3 million.

Macau Tax Code

The new Macau Tax Code, approved by Law no. 24/2024, had the majority of its provisions take effect on January 1, 2026. This legislation aims to modernize and consolidate Macau’s tax regulations, covering various aspects such as legal relationships, administrative procedures, judicial proceedings, and enforcement related to tax matters. Two key changes include the introduction of transfer pricing rules and a shift from a worldwide tax basis to a territorial basis. However, this shift excludes dividends, interest, royalties, and gains from disposal of properties earned outside Macau by multinational entities that qualify as tax residents in Macau which still fall within the scope of the complementary tax. The new Macau Tax Code also includes mechanisms for double taxation relief and promotes the use of electronic tax platforms to streamline administrative processes.

Investment Funds Regulations

A new investment funds law, approved by Law no. 11/2025, which establishes the regulatory framework for investment funds and fund management companies in Macau, came into effect on January 1, 2026. This law introduces a comprehensive regime governing the constitution, operation and supervision of public and private investment funds (except private pension funds), as well as the obligations of fund managers, custodians and distributors. Under this legislation, investment funds may only operate through structures expressly authorized or communicated to the Monetary Authority of Macau (“AMCM”), and are subject to requirements relating to governance, risk management, disclosure, segregation of assets, valuation and investor protection. Public funds are subject to prior authorization by the AMCM and to ongoing reporting, prudential and transparency obligations, including rules on the issuance, subscription, redemption and suspension of fund units. Private funds are subject to prior communication to the AMCM, are prohibited from conducting any public offering or solicitation and may only raise capital from qualifying investors in accordance with criteria defined by AMCM.

The AMCM issued Notice no. 022/2025-AMCM, effective January 1, 2026, setting out additional requirements applicable to private investment funds, including limitations on non-public placement activities, a maximum number of 200 Macau-based investors, and eligibility restrictions limiting participation to professional investors meeting defined financial thresholds or institutional qualifications. The law also establishes civil and administrative liabilities for breaches, including fines, supervisory measures, suspension of activities and potential dissolution of non-compliant entities.

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

Previously, City of Dreams Manila was covered by the Philippine AMLA only to a limited extent and was only required to report its foreign exchange transactions/money changer activities. In 2022, foreign exchange transactions/money changer activities were discontinued by City of Dreams Manila. Nonetheless, with the new amendment to the existing Philippine AMLA which included casinos as covered persons subject to reporting and other requirements, City of Dreams Manila is required to report single casino cash transaction involving an amount in excess of PHP5,000,000 (equivalent to approximately US$84,935) or its equivalent in any other currency, with respect to its casino operations. Suspicious transactions, regardless of amount, are also required to be reported in connection with casino operations.

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

Data Privacy Act

The Philippines enacted Republic Act No. 10173, otherwise known as the Data Privacy Act or DPA, on August 15, 2012. The DPA created the National Privacy Commission or the NPC, the regulatory agency mandated to administer and implement the DPA, and to monitor and ensure compliance of the country with international standards set for personal data protection. In addition to rule-making and administrative powers, the NPC also has the authority to adjudicate on complaints, investigate matters affecting personal data, and impose administrative sanctions, fines, or penalties in case of violations.

The DPA and its Implementing Rules and Regulations issued in September 2016 and other circulars issued by the NPC comprise the data protection framework of the Philippines. These data protection laws govern the processing of all types of personal information in the Philippines and are applicable to both the public and private sectors. The law emphasizes compliance with general data privacy principles, lawful criteria for processing, rights of data subjects, obligations of Personal Information Controllers and Processors, and reporting of breaches or suspected breaches to the NPC within a specified period from knowledge or occurrence. While the law applies to acts done within the Philippines, the law may have extraterritorial application if the processing involves personal information about Philippine citizens or residents.

In compliance with the requirements of the DPA, we have appointed a Data Protection Officer in the Philippines and have issued relevant Data Protection Policies. We require all employees to undergo annual data privacy training and have also appointed Privacy Responsible Officers within each business unit with the responsibility of overseeing compliance with data privacy requirements and data privacy standard operating procedures.

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

Anti-Money Laundering Law and Regulations

The principal objectives of the Prevention and Suppression of Money Laundering Activities Laws of 2007 (188(I)/2007), as amended (“Cyprus AML Law”), are to prevent the laundering of proceeds of serious criminal offenses (“predicate offenses”) and related activities, to detect and prosecute money laundering activities and to provide for the restraint and confiscation of illicit funds. In addition, the Cyprus AML Law covers matters pertaining to the prevention of terrorist financing. Under the Cyprus AML Law, both money laundering as well as assisting in it are deemed criminal offenses. The CGC’s anti-money laundering Direction requires the Company to implement compliance measures to meet obligations relating to the Company’s monitoring and control obligations and CGC reporting requirements.

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

•	The new AML regulation is expected to take effect on July 10, 2027.

EU’s General Data Protection Regulation

GDPR is the EU’s data protection regulation which aims primarily to give control to individuals over their personal data and imposes strict requirements on organizations’ processing individuals’ personal data. The GDPR imposes governance requirements on ‘controllers’ of personal data to ensure adequate protection of the personal data of individuals in their possession and further grants a range of rights to individuals aiming at granting greater control to such individuals. It additionally places a strong emphasis on the protection of personal data during international transfers outside the EU and European Economic Area (“EEA”), requiring organizations to employ adequate safeguards or relying on other GDPR-approved transfer mechanisms to ensure that the transferred data receives a level of protection equivalent to that within the EU or EEA. Established within the EU, our operations in Cyprus are subject to the GDPR requirements. We have therefore developed and implemented a strategy that encompasses a governance framework including but not limited to regular staff training, data protection impact assessments and the establishment of policies and procedures which regulate the organization’s activities and aim to protect all personal data that is collected, processed and maintained by all business units.

An external Data Protection Officer has been appointed for our Cyprus operations, in line with the requirements of the GDPR. In addition to the implementation of various policies and procedures, a number of physical, logistical and technical safeguards have been adopted, in an effort to ensure the protection of all personal data our Cyprus operations maintain. There are open channels for communication with data subjects, allowing them to exercise their rights under the GDPR.

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

Sri Lanka Regulations

Gaming Law and Regulations

The Sri Lanka License, the GRA Act and regulations issued under the previous Casino Business (Regulation) Act, No. 17 of 2010, provide the main regulatory framework to conduct and operate a casino business in Sri Lanka. Our Sri Lanka License is valid for a period of 20 years commencing from April 1, 2024.

There are limited operational requirements prescribed under the GRA Act and the regulations issued under the previous Casino Business (Regulation) Act, No. 17 of 2010 which are still valid to the extent they are not inconsistent with the GRA Act. These include the requirement to appoint a compliance officer to ensure adherence to laws and license terms, prohibiting certain activities such as unlicensed money lending, disorderly or illegal activities, preventing those under the legal minimum age from entering or gambling in casinos, and conspicuously displaying gambling licenses in the licensed premises. Operators must maintain separate accounts with a Sri Lankan commercial bank, adhere to Sri Lanka Accounting Standards, submit audited financial statements within six months of the financial year-end, and retain financial records for six years. Key employees involved in gaming operations, money handling, security and surveillance must be properly trained and fit for their roles.

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

The Data Protection Authority of Sri Lanka has been established under the PDPA and is responsible for regulating personal data processing, protecting individuals’ privacy and ensuring that entities adhere to the legal obligations set out in the PDPA. The Data Protection Authority of Sri Lanka also has the power to conduct audits, investigate complaints, and impose penalties for non-compliance.

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

Gaming Licenses

The Concession Regime in Macau

The Macau government conducted an international tender process for gaming concessions in Macau in 2022, and granted six gaming concessions to SJM, MGM Grand Paradise, Galaxy, Venetian Macau Limited (“VML”), Wynn Macau and Melco Resorts Macau, respectively. Subconcessions are prohibited. Though there are no restrictions on the number of casinos or gaming areas that may be operated under each concession, Macau government approval is required for the commencement of operations of any casino or gaming area. Prior to the tendering process in 2022, the subconcessionaires that entered into subconcession contracts with Wynn Macau, SJM and Galaxy were Melco Resorts Macau, MGM Grand Paradise and VML, respectively. Our subsidiary, Melco Resorts Macau, executed the Subconcession Contract with Wynn Macau on September 8, 2006, which was extended until December 31, 2022 pursuant to the execution of an Amendment Agreement to the Subconcession Contract dated June 23, 2022, with Wynn Macau continuing to develop and run hotel operations and casino projects independent of ours. Upon the completion of the tender process for new concessions, Melco Resorts Macau was granted with a new gaming concession by the Macau government for a period of ten years, effective from January 1, 2023 until December 31, 2032, and entered into the respective Concession Contract on December 16, 2022. On February 10, 2026, the Concession Contract was amended to reflect the ongoing operations of City of Dreams Casino, Studio City Casino, Altira Casino and three Mocha Clubs since January 1, 2026.

A summary of the key terms of the Concession Contract is as follows.

All concessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (equivalent to approximately US$3.7 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,432) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,716) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$125) per annum per electric or mechanical gaming subject to a minimum annual payment of an amount required for the operation of 500 gaming tables and 1,000 electronic gaming machines.

A special premium may be due by Melco Resorts Macau in the event the average gross gaming revenue of Melco Resorts Macau’s gaming tables does not reach the annual minimum of MOP7,000,000 (equivalent to approximately US$873,404) and the average gross gaming revenue of the gaming machines does not reach the annual minimum of MOP300,000 (equivalent to approximately US$37,432). The amount of the special premium is equivalent to the difference between the amount of the special gaming tax paid by Melco Resorts Macau and the amount that would be paid under the annual minimum set average gross gaming revenue for gaming tables and gaming machines.

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

Gaming and Non-Gaming Investment Obligations. The Concession Contract requires us to make a minimum investment in Macau of MOP11,823.7 million (equivalent to approximately US$1.48 billion). The investment plan includes gaming and non-gaming related projects in the expansion of foreign market patrons, conventions and exhibitions, entertainment shows, sports events, art and culture, health and well-being, thematic entertainment, gastronomy, community and maritime tourism and others. Of the total investment amount referred to above, MOP10,008.0 million (equivalent to approximately US$1.25 billion) will be applied to non-gaming related projects, with the balance applied to gaming related projects. Melco Resorts Macau has undertaken to carry out incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$249.9 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to approximately US$22.46 billion), which occurred in 2023.

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

Termination Rights. The Macau government has the right to unilaterally terminate Melco Resorts Macau’s concession in the event of non-compliance by us with our basic obligations under the concession and applicable Macau laws. Upon termination, all of our casino premises and gaming equipment would revert or be transferred to the Macau government automatically without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the Concession Contract does not provide a specific cure period within which any such events may be cured and, instead, we may be dependent on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default. Melco Resorts Macau is not granted with explicit rights of veto, or of prior consultation. The Macau government may be able to unilaterally rescind the Concession Contract upon the following termination events:

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

Ownership and Capitalization. Set out below are the key terms in relation to ownership and capitalization under the Concession Contract:

•	the registered share capital and net asset value of Melco Resorts Macau cannot be less than MOP5,000,000,000 (equivalent to approximately US$623,859,974) and, to guarantee its performance of certain of its legal and contractual obligations, including labor obligations, Melco Resorts Macau must maintain a guarantee issued by a Macau SAR bank in favor of the Macau SAR in the amount of MOP1,000,000,000 (equivalent to approximately US$124,771,995) until 180 days after the earlier of the expiration or termination of the Concession;

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

Transfers of property and credit rights of Melco Resorts Macau exceeding MOP100,000,000 (equivalent to approximately US$12,477,199) and loan agreements or similar arrangements executed by Melco Resorts Macau as borrower or creditor equal to or exceeding that amount are each subject to approval by the Macau SAR government, except for those loan agreements related to credit granted for gaming purposes. The issue of debt securities by Melco Resorts Macau is also subject to approval by the Macau government and the Concession prohibits Melco Resorts Macau from being listed on a stock exchange. The Concession requires that prior notice be given to the Macau government of financial decisions relating to the internal movement of funds of Melco Resorts Macau exceeding 50% of its registered capital, financial decisions relating to salaries, remuneration or benefits of employees, among others, exceeding 10% of its registered capital and other financial decisions exceeding 10% of its registered capital.

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

The Cyprus License is also subject to suspension or termination upon the occurrence of certain events. The requirements imposed by the Cyprus License include, among others:

•

payment of an annual license fee of EUR2.5 million (equivalent to approximately US$2.9 million) per year for the first four-year period commencing from the date of grant of the Cyprus License on June 26, 2017 and an annual license fee of EUR5.0 million (equivalent to approximately US$5.9 million) per year for the second four-year period as annual license fees for the operation of the temporary casino and City of Dreams Mediterranean to the government of Cyprus. Upon completion of the above eight-year period and for each four-year period thereafter, the government of Cyprus may review the annual license fee payable for each four-year term, provided that the annual license fee payable per year shall be no less than EUR5.0 million (equivalent to approximately US$5.9 million) and subject to a maximum percentage increase.

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

The Sri Lanka License, the GRA Act and regulations issued under the previous Casino Business (Regulation) Act, No. 17 of 2010, provide the main regulatory framework to conduct and operate a casino business in Sri Lanka.

There are limited operational requirements prescribed under the GRA Act and the regulations issued under the previous Casino Business (Regulation) Act, No. 17 of 2010, which are still valid to the extent they are not inconsistent with the GRA Act. These include the requirement to appoint a compliance officer to ensure adherence to laws and license terms, prohibiting certain activities such as unlicensed money lending, disorderly or illegal activities, preventing those under the legal minimum age from entering or gambling in casinos, and conspicuously displaying gambling licenses in the licensed premises. Operators must maintain separate accounts with a Sri Lankan commercial bank, adhere to Sri Lanka Accounting Standards, submit audited financial statements within six months of the financial year-end, and retain financial records for six years. Key employees involved in gaming operations, money handling, security and surveillance must be properly trained and fit for their roles.

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

Our subsidiaries incorporated in the British Virgin Islands are not subject to tax in the British Virgin Islands, but certain of our subsidiaries incorporated in the British Virgin Islands are subject to Hong Kong profits tax of 16.5% on profits arising from our activities conducted in Hong Kong and Macau complementary tax of up to 12% on profits earned in or derived from its activities conducted in Macau.

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau. Melco Resorts Macau applied for and was granted the benefit of a complementary tax exemption on Macau complementary tax (but not gaming tax) for the period from January 1, 2023 to December 31, 2027 pursuant to a Dispatch of the Chief Executive of Macau dated January 29, 2024. The non-gaming profits of Melco Resorts Macau remain subject to the Macau complementary tax. In addition, the Macau government granted Studio City Entertainment the complementary tax exemption until 2021 on profits generated from income received from Melco Resorts Macau, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. The dividend distributions of Studio City Entertainment from tax exempted profits to its shareholders continue to be subject to complementary tax. Studio City Entertainment applied for an extension of the Macau complementary tax exemption for the period from January 1, 2022 to December 31, 2022 and further for the period from January 1, 2023 to December 31, 2032. The application for 2023 to 2032 was rejected and an objection to such decision was denied in a notice dated September 4, 2024. We remain subject to Macau complementary tax on our non-gaming profits.

In February 2024, Melco Resorts Macau entered into an agreement with the Macau government for an annual payment with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributed by Melco Resorts Macau or not, for the period from 2023 through 2025. Upon the payment of such amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. Melco Resorts Macau submitted an application in October 2025 for an extension to the agreement for an annual payment for the period from 2026 through 2027 and such application is currently under review by the Macau government. There is no assurance that the same arrangement will be applied beyond the period previously agreed upon or, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.

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

Our subsidiaries incorporated in Cyprus were subject to Cyprus corporate income tax of 12.5% on profit earned in or derived from Cyprus and abroad and such tax rate increased to 15% with effect from January 1, 2026. Our gaming revenues in Cyprus are exempt from VAT while certain of our subsidiaries are subject to VAT on certain non-gaming transactions. Pursuant to the Cyprus License and under the Law, a casino tax of 15% is imposed on gross gaming revenues in Cyprus. These casino taxes are recorded as a casino expense in the consolidated statements of operations.

Our subsidiaries incorporated in Sri Lanka are subject to Sri Lanka corporate income tax of 45% on gains and profits from betting and gaming activities, while profits of other businesses are subject to tax of 30% on profit earned in or derived from Sri Lanka and abroad. Our gaming revenues in Sri Lanka are exempt from

VAT while certain of our subsidiaries are subject to VAT on certain non-gaming transactions. A monthly gross collection levy of 18% of the total collections from the business of gaming (exempted if monthly gross collections do not exceed LKR1 million (equivalent to approximately US$3,225)) is payable to the government of Sri Lanka.

Certain jurisdictions in which we operate have enacted Pillar Two, which impose a global minimum effective tax rate of 15% and became effective on January 1, 2024. We are in scope of the enacted legislation and may be subject to Pillar Two top-up taxes in those jurisdictions to the extent the effective tax rate in any relevant jurisdiction, as calculated under such enacted legislation, falls below 15%.

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

The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of March 6, 2026:

Melco Leisure and Entertainment Group Limited (BVI) (Note 1)
Public (Note 1)
56.32%
43.68%
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
34.99%
34.99%
30%
Studio City Developments Limited (Macau – Quotas) (Note 3)

Notes:

(1)

Based on 1,220,376,014 shares outstanding as of March 6, 2026. The 1,220,376,014 shares outstanding include shares held by our depositary bank to facilitate the administration and operation of our share incentive plans. Such shares represent 1.67% of the Company’s outstanding shares as of March 6, 2026. For a description of our share incentive plans, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Incentive Plans.”

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

A. OPERATING RESULTS

Operations

Our primary business segments consist of:

City of Dreams

In 2025, City of Dreams had an average of approximately 439 gaming tables and approximately 635 gaming machines. Following the closure of Grand Dragon Casino in September 2025 and Mocha Hotel Royal in December 2025, 15 gaming tables and 137 gaming machines were re-allocated to City of Dreams. Morpheus offers approximately 783 rooms, suites and villas. Nüwa, which was under renovation since early 2020 and re-opened at the end of March 2021, offers approximately 286 guest rooms, suites and villas, and the Grand Hyatt Macau hotel offers approximately 763 guest rooms and suites. The Countdown is currently undergoing renovations as part of its rebranding and is expected to be launched in the third quarter of 2026 with approximately 150 high end luxury suites with an average room size in excess of 1,000 square feet. In addition, City of Dreams includes 41 food and beverage outlets, approximately 110 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, swimming pools, spas and salons and banquet and meeting facilities. The wet stage performance theater with approximately 2,000 seats features House of Dancing Water, which had been temporarily closed since June 2020 and re-launched in May 2025. The Para nightclub offers approximately 2,232 square meters (equivalent to approximately 24,025 square feet) of live entertainment space. City of Dreams targets premium market and rolling chip patrons from regional markets across Asia.

For the years ended December 31, 2025, 2024 and 2023, operating revenues generated from City of Dreams amounted to US$2,736.8 million, US$2,282.3 million and US$1,930.5 million, representing 53.0%, 49.2% and 51.1% of our total operating revenues, respectively.

Studio City

Studio City is a large-scale cinematically-themed integrated resort located in Cotai, with gaming facilities, luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers in Asia, with a focus primarily on the mass market and targeting all ranges of mass market patrons. The SC ADSs are listed on the New York Stock Exchange, and we owned approximately 54.9% of SCI’s total issued and outstanding shares as of March 6, 2026. In 2025, Studio City had an average of approximately 253 gaming tables and 775 gaming machines. Following the closure of Mocha Kuong Fat, Mocha Grand Dragon Hotel and Mocha Hotel Royal in September, November and December 2025, respectively, 198 gaming machines were re-allocated to Studio City. For the years ended December 31, 2025, 2024 and 2023, operating revenues generated from Studio City amounted to US$1,478.4 million, US$1,390.3 million and US$958.4 million, representing 28.6%, 30.0% and 25.4% of our total operating revenues, respectively.

Altira Macau

In 2025, Altira Macau had an average of approximately 31 gaming tables and 160 gaming machines operated under the brand Mocha at Altira Macau. In addition, Altira Macau had approximately 216 hotel rooms as of December 31, 2025 and features several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau caters to the premium mass and mass operations. Following the closure of Mocha Grand Dragon Hotel in November 2025, 100 gaming machines were re-allocated to Altira Macau. For the years ended December 31, 2025, 2024 and 2023, operating revenues generated from Altira Macau amounted to US$107.0 million, US$125.1 million and US$110.8 million, representing 2.1%, 2.7% and 2.9% of our total operating revenues, respectively.

Mocha and Other

The Mocha and Other segment included the operations of the Grand Dragon Casino before its closure in September 2025. This segment has been renamed to the Mocha segment effective on September 23, 2025.

In 2025, Mocha Clubs had an average of approximately 810 gaming machines in operation (excluding approximately 160 gaming machines at Altira Macau). Mocha Clubs focus primarily on general mass market patrons, including day-trip customers, outside the conventional casino setting. Grand Dragon Casino had an average of approximately 15 gaming tables in 2025. As part of our development strategy and in accordance with Macau law, Grand Dragon Casino and three of the six Mocha Clubs, namely Mocha Kuong Fat, Mocha Grand Dragon Hotel and Mocha Hotel Royal, ceased operations progressively between September and December 2025. Following these closures, 15 gaming tables and 137 gaming machines were re-allocated to City of Dreams, and 100 gaming machines and 198 gaming machines were re-allocated to Altira Macau and Studio City, respectively. The Chief Executive of Macau has approved the engagement of a wholly-owned management company by Melco Resorts Macau and the respective management agreement in connection with the continuing operations of Mocha Inner Harbour, Mocha Hotel Sintra and Mocha Golden Dragon beyond December 31, 2025, and an amendment agreement to the Concession Contract was signed in February 2026 to reflect that these three Mocha Clubs will continue to be operated under the engagement of such management company effective from January 1, 2026, subject to compliance with all legal and regulatory requirements. For the years ended December 31, 2025, 2024 and 2023, operating revenues generated from Mocha and Other amounted to US$107.1 million, US$122.6 million and US$117.7 million, representing 2.1%, 2.6% and 3.1% of our total operating revenues, respectively.

City of Dreams Manila

In 2025, City of Dreams Manila had an average of approximately 2,265 gaming machines and 265 gaming tables. City of Dreams Manila also includes three branded hotel towers, several entertainment venues and features a wide selection of regional and international food and beverage offerings as well as extended retail shops. For the years ended December 31, 2025, 2024 and 2023, operating revenues generated from City of Dreams Manila amounted to US$411.1 million, US$472.3 million and US$495.1 million, representing 8.0%, 10.2% and 13.1% of our total operating revenues, respectively.

City of Dreams Mediterranean and Other

Effective from June 12, 2023, with the soft opening of City of Dreams Mediterranean, the Cyprus Operations segment which previously included the operation of the temporary casino before its closure on June 9, 2023 and the licensed satellite casinos in Cyprus, has been renamed to City of Dreams Mediterranean and Other segment which includes the operation of City of Dreams Mediterranean and the licensed satellite casinos in Cyprus. We currently operate and manage City of Dreams Mediterranean in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos in Cyprus. In 2025, our facilities in Cyprus had an average of approximately 106 gaming tables and 890 gaming machines. In addition, City of Dreams Mediterranean had approximately 500 guest rooms and suites as of December 31, 2025 and features a variety of premium dining outlets and luxury retail. For the years ended December 31, 2025, 2024 and 2023, operating revenues generated from our operations in Cyprus amounted to US$300.2 million, US$234.6 million and US$159.4 million, representing 5.8%, 5.1% and 4.2% of our total operating revenues, respectively.

Other Operations

Effective from August 1, 2025, the initial opening of the Sri Lanka Casino, the operations in Sri Lanka including the provision of management services to Nüwa Sri Lanka effective from its opening on July 15, 2025, which were previously reported under the Corporate and Other category, has been included in the Other Operations segment for the years ended December 31, 2025 and 2024. For the year ended December 31, 2025, operating revenues generated from Other Operations amounted to US$12.5 million, representing 0.2% of our total operating revenues.

Corporate and Other

Corporate and Other category primarily includes general corporate costs and our development projects in other countries.

Summary of Financial Results

For the year ended December 31, 2025, our total operating revenues were US$5.16 billion, an increase of 11.3% from US$4.64 billion for the year ended December 31, 2024. Net income attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2025 was US$185.0 million, as compared to US$43.5 million for the year ended December 31, 2024. The change was primarily attributable to better performance in all gaming and non-gaming operations, partially offset by higher operating costs for the increase in business activities.

	Year Ended December 31,
	2025	2024	2023
	(in thousands of US$)
Total operating revenues	$5,163,299	$4,638,213	$3,775,247
Total operating costs and expenses	(4,562,873)	(4,153,586)	(3,710,288)
Operating income	600,426	484,627	64,959
Net income (loss) attributable to Melco Resorts & Entertainment Limited	$185,045	$43,543	$(326,920)

Key events which occurred during the years ended December 31, 2025, 2024 and 2023 are summarized below. Therefore, our results of operations and financial position for the years presented may not be fully comparable.

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

•	On July 10, 2023, City of Dreams Mediterranean officially opened to the public, after a soft opening in June.

•	On September 8, 2023, we opened W Macau at Studio City Phase 2.

•	On November 28, 2023, Studio City Finance settled the 2025 SCF Senior Notes Tender Offer (2023) for the aggregate principal amount of US$100.0 million of the 2025 SCF Senior Notes.

•

During the year ended December 31, 2023, MCO Nominee One repaid US$820.0 million and HK$206.0 million (equivalent to US$29.6 million) in aggregate principal amount on a net basis along with accrued interest under the MN1 2020 Revolving Facilities.

•

On March 27, 2024, the Sri Lanka Ministry of Finance, Economic Stabilization & National Policies granted the Sri Lanka License to our subsidiary, Bluehaven Services to operate a casino business for a term of 20 years effective from April 1, 2024 in an integrated resort under development at that time by Waterfront Properties, a subsidiary of John Keells, an independent third party, in Colombo, Sri Lanka which has been rebranded as City of Dreams Sri Lanka. On July 10, 2024, Bluehaven Services and Waterfront Properties entered into a casino lease agreement under which Waterfront Properties agreed to lease to Bluehaven Services an area within the integrated resort under development at that time by Waterfront Properties together with the common area rights as defined in the casino lease agreement, for the purpose of establishing, developing and operating the Sri Lanka Casino. Upon the signing of the casino lease agreement, the Company recognized an intangible asset of LKR5 billion (equivalent to US$16.1 million), representing the casino license fee.

•	On April 8, 2024, the maturity date of the MN1 2020 Revolving Facilities was extended by two years to April 29, 2027.

•	On April 17, 2024, Melco Resorts Finance issued US$750.0 million in aggregate principal amount of the 2032 MRF Senior Notes.

•	On April 24, 2024, Studio City Finance settled the 2025 SCF Senior Notes Tender Offer (2024) for the aggregate principal amount of US$100.0 million of the 2025 SCF Senior Notes.

•	On June 6, 2024, the maturity date of the MRM 2015 Credit Facilities was extended by two years to June 24, 2026.

•	On June 26, 2024, we opened a cinema in Studio City.

•	On November 29, 2024, Studio City Company entered into the SCC 2024 Revolving Facilities.

•

On November 29, 2024, Studio City Company entered into an amendment and restatement agreement to amend the terms of the SCC 2021 Credit Facilities including the extension of the maturity date from January 15, 2028 to August 29, 2029 and change of interest rates.

•

During the year ended December 31, 2024, MCO Nominee One repaid HK$6.99 billion (equivalent to US$893.9 million) in aggregate principal amount on a net basis along with accrued interest under the MN1 2020 Revolving Facilities.

•	During the year ended December 31, 2024, Studio City Finance repurchased an aggregate principal amount of US$75.3 million of the 2025 SCF Senior Notes.

•

During the year ended December 31, 2024, we repurchased 20,712,895 ADSs (equivalent to 62,138,685 ordinary shares) for the aggregate purchase price of US$112.3 million, and 53,138,685 repurchased ordinary shares were subsequently cancelled by us.

•

On February 25, 2025, pursuant to the MN1 2024 Amendment and Restatement under the MN1 2020 Revolving Facilities, an incremental facility of HK$387.5 million (equivalent to US$49.8 million) was established to increase the available commitments under the MN1 2020 Revolving Facilities from HK$14.85 billion (equivalent to US$1.91 billion) to HK$15.24 billion (equivalent to US$1.96 billion), subject to satisfaction of certain conditions precedent.

•	In May 2025, we relaunched House of Dancing Water.

•	On June 6, 2025, Melco Resorts Finance redeemed the aggregate principal amount outstanding of US$1.00 billion of the 2025 MRF Senior Notes.

•

In June, 2025, MCO Nominee One entered into interest rate swap arrangements with aggregate notional amount of HK$5.88 billion (equivalent to US$755.7 million) to manage interest rate risk on the loans drawn under the MN1 2020 Revolving Facilities.

•	On July 15, 2025, Studio City Finance redeemed the aggregate principal amount outstanding of US$221.6 million of the 2025 SCF Senior Notes.

•	On August 1, 2025, we had an initial opening of the Sri Lanka Casino.

•

On September 24, 2025, Melco Resorts Finance issued US$500.0 million in aggregate principal amount of the 2033 MRF Senior Notes and settled the 2026 MRF Senior Notes Tender Offer for an aggregate principal amount outstanding of US$142.1 million of the 2026 MRF Senior Notes. In September 2025, we also entered into cross-currency swap agreements with an aggregate notional amount of US$500.0 million to manage foreign currency exchange risk associated with the outstanding U.S. dollar denominated 2023 MRF Senior Notes.

•

On October 25, 2025, the remaining aggregate principal amount outstanding of US$357.9 million of the 2026 MRF Senior Notes following the completion of the 2026 MRF Senior Notes Tender Offer was redeemed.

•

Between September and December 2025, Grand Dragon Casino and three of the six Mocha Clubs, namely Mocha Kuong Fat, Mocha Grand Dragon Hotel and Mocha Hotel Royal, ceased operations. Following the closures, 15 gaming tables and 435 gaming machines were re-allocated to the Company’s other gaming areas in Macau.

•

During the year ended December 31, 2025, MCO Nominee One drew down HK$5.67 billion (equivalent to US$719.9 million) in aggregate principal amount on a net basis under the MN1 2020 Revolving Facilities.

•

During the year ended December 31, 2025, Studio City Company drew down HK$233.0 million (equivalent to US$29.7 million) and HK$389.0 million (equivalent to US$48.8 million) in aggregate principal amount on a net basis under the SCC 2021 Credit Facilities and the SCC 2024 Revolving Facilities, respectively.

•

During the year ended December 31, 2025, we repurchased 32,345,223 ADSs (equivalent to 97,035,669 ordinary shares) for the aggregate purchase price of US$166.0 million, of which no ordinary shares repurchased were retired.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips net buy in plus the amount of cash chips converted to non-negotiable chips.

•

Rolling chip win rate: rolling chip table games win (calculated before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount wagered in the mass market table games operation.

•

Mass market table games hold percentage: mass market table games win (calculated before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop.

•

Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis.

•	Gaming machine handle: the total amount wagered in gaming machines.

•

Gaming machine win rate: gaming machine win (calculated before other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle.

In the rolling chip market operations, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts of non-negotiable chips net buy in plus the amount of cash chips converted into non-negotiable chips. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market operations than the hold percentage in the mass market table games operations.

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

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our total operating revenues for the year ended December 31, 2025 were US$5.16 billion, an increase of US$525.1 million, or 11.3%, from US$4.64 billion for the year ended December 31, 2024. The increase in total operating revenues was primarily attributable to an overall improved performance in all gaming and non-gaming operations, led by the continued recovery in inbound tourism to Macau in 2025.

Our total operating revenues for the year ended December 31, 2025 consisted of US$4.25 billion of casino revenues, representing 82.3% of our total operating revenues, and US$916.3 million of non-casino revenues. Our total operating revenues for the year ended December 31, 2024 consisted of US$3.77 billion of casino revenues, representing 81.3% of our total operating revenues, and US$865.6 million of non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2025 were US$4.25 billion, representing a US$474.4 million, or 12.6%, increase from casino revenues of US$3.77 billion for the year ended December 31, 2024, primarily due to an overall improved performance in all gaming operations.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2025 of US$23.40 billion represented an increase of US$3.34 billion, or 16.7%, from US$20.06 billion for the year ended December 31, 2024. The rolling chip win rate was 3.62% for the year ended December 31, 2025, which increased from 2.74% for the year ended December 31, 2024. Our expected range was 2.85% to 3.15%. Mass market table games drop was US$6.74 billion for the year ended December 31, 2025, which represented an increase of US$0.87 billion, or 14.8%, from US$5.87 billion for the year ended December 31, 2024. The mass market table games hold percentage was 30.4% for the year ended December 31, 2025, decreasing from 32.1% for the year ended December 31, 2024. Average net win per gaming machine per day was US$496 for the year ended December 31, 2025, a decrease of US$29, or 5.5%, from US$524 for the year ended December 31, 2024.

Studio City. Studio City did not have VIP rolling chip operations in 2025. Studio City’s VIP rolling chip volume was US$2.00 billion and VIP rolling chip win rate was 3.85% in 2024. Mass market table games drop was US$3.76 billion for the year ended December 31, 2025, an increase from US$3.68 billion for the year ended December 31, 2024. The mass market table games hold percentage was 33.4% for the year ended December 31, 2025, representing an increase from 30.6% for the year ended December 31, 2024. Average net win per gaming machine per day was US$451 for the year ended December 31, 2025, an increase of US$20, or 4.7%, from US$431 for the year ended December 31, 2024.

Altira Macau. Mass market table games drop was US$493.6 million for the year ended December 31, 2025, representing a decrease of 7.9% from US$535.8 million for the year ended December 31, 2024. The mass market table games hold percentage was 19.3% for the year ended December 31, 2025, decreasing from 22.4% for the year ended December 31, 2024. Average net win per gaming machine per day was US$261 for the year ended December 31, 2025, an increase of US$6, or 2.3%, from US$255 for the year ended December 31, 2024.

Mocha and Other. As part of the Company’s development strategy and in accordance with Macau law, Grand Dragon Casino and three of the six Mocha Clubs, namely Mocha Kuong Fat, Mocha Grand Dragon Hotel and Mocha Hotel Royal, ceased operations during the period from September to December 2025. Following the closures, 15 gaming tables and 435 gaming machines were re-allocated to the Company’s other gaming areas in Macau. Mass market table games drop was US$155.1 million for the year ended December 31, 2025, a decrease from US$231.6 million for the year ended December 31, 2024 primarily due to the closure of Grand Dragon Casino in September 2025. The mass market table games hold percentage was 17.0% for the year ended December 31, 2025, increasing from 16.8% for the year ended December 31, 2024. Average net win per gaming machine per day for the year ended December 31, 2025 was US$283, an increase of US$9, or 3.2%, from US$274 for the year ended December 31, 2024.

City of Dreams Manila. City of Dreams Manila’s rolling chip volume for the year ended December 31, 2025 was US$2.03 billion, representing a decrease of US$453.5 million, or 18.2%, from US$2.49 billion for the year ended December 31, 2024. The rolling chip win rate was 3.37% for the year ended December 31, 2025, a decrease from 3.57% for the year ended December 31, 2024. Our expected range was 2.85% to 3.15%. Mass market table games drop was US$566.4 million for the year ended December 31, 2025, representing a decrease of US$129.4 million, or 18.6%, from US$695.8 million for the year ended December 31, 2024. The mass market table games hold percentage was 34.0% for the year ended December 31, 2025, representing an increase from 32.8% for the year ended December 31, 2024. Average net win per gaming machine per day was US$235 for the year ended December 31, 2025, a decrease of US$27, or 10.5%, from US$263 for the year ended December 31, 2024.

City of Dreams Mediterranean and Other. The Company operates City of Dreams Mediterranean in conjunction with three satellite casinos in Cyprus . Rolling chip volume for the year ended December 31, 2025 was US$14.1 million, which decreased from US$32.0 million for the year ended December 31, 2024. The rolling chip win rate was 4.15% for the year ended December 31, 2025, an increase from 0.24% for the year ended December 31, 2024. Our expected range was 2.85% to 3.15%. The significant fluctuation on the rolling chip win rate resulted from low rolling chip gaming volumes. Mass market table games drop was US$657.9 million for the year ended December 31, 2025, representing an increase of US$170.5 million, or 35.0%, from US$487.4 million for the year ended December 31, 2024. The mass market table games hold percentage was 22.3% for the year ended December 31, 2025, representing a decrease from 22.9% for the year ended December 31, 2024. Average net win per gaming machine per day was US$418 for the year ended December 31, 2025, an increase of US$78, or 23.0%, from US$340 for the year ended December 31, 2024.

Rooms. Room revenues (including complimentary rooms) for the year ended December 31, 2025 were US$444.0 million, representing an increase of US$21.4 million, or 5.1%, from room revenues (including complimentary rooms) of US$422.6 million for the year ended December 31, 2024. The increase was primarily due to the increased occupancy as a result of a year-over-year increase in inbound tourism to Macau and increased occupancy in City of Dreams Mediterranean.

The average daily rate, occupancy rate and REVPAR of each property are as follows:

	Year Ended December 31,
	2025	2024	2025	2024	2025	2024
	Average daily rate (US$)		Occupancy rate		REVPAR (US$)
City of Dreams	220	211	98%	93%	215	197
Studio City	171	165	98%	96%	167	159
Altira Macau	133	133	97%	95%	129	127
City of Dreams Manila	159	164	94%	97%	149	158
City of Dreams Mediterranean and Other	485	425	62%	61%	299	261

Food, beverage and others. Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2025 included food and beverage revenues of US$290.7 million and entertainment, retail and other revenues of US$181.6 million. Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2024 included food and beverage revenues of US$285.9 million and entertainment, retail and other revenues of US$157.1 million. The increase of US$29.3 million in food, beverage and other revenues from the year ended December 31, 2024 to the year ended December 31, 2025 was primarily due to the re-launch of House of Dancing Water in May 2025.

Operating costs and expenses

Total operating costs and expenses were US$4.56 billion for the year ended December 31, 2025, representing an increase of US$409.3 million, or 9.9%, from US$4.15 billion for the year ended December 31, 2024.

Casino. Casino expenses increased by US$211.9 million, or 8.4%, to US$2.74 billion for the year ended December 31, 2025 from US$2.52 billion for the year ended December 31, 2024, primarily due to an increase in gaming taxes, which increased as a result of increased gaming volumes and associated higher group-wide revenues, higher payroll expenses and higher provision for credit losses, partially offset by lower marketing and promotional expenses.

Rooms. Room expenses, which represent the costs of operating the hotel facilities were US$148.4 million and US$127.9 million for the years ended December 31, 2025 and 2024, respectively. The increase was primarily due to increased occupancy in Macau, as well as increased occupancy and available rooms in Cyprus, which was in-line with higher room revenues for the year ended December 31, 2025.

Food, beverage and others. Food, beverage and other expenses were US$342.2 million and US$309.5 million for the years ended December 31, 2025 and 2024, respectively. The increase was primarily due to higher payroll expenses and other expenses, which was in-line with higher food, beverage and other revenues for the year ended December 31, 2025.

General and administrative. General and administrative expenses increased by US$88.7 million, or 15.6%, to US$657.4 million for the year ended December 31, 2025 from US$568.7 million for the year ended December 31, 2024, primarily due to the full year trademark license fees to Melco International for the use of certain licensed marks granted by Melco International, an increase in payroll expenses, maintenance costs, marketing expenses and other general and administrative expenses to support the continuous ramp up of operations in 2025.

Payments to the Philippine Parties. Payments to the Philippine Parties decreased to US$37.2 million for the year ended December 31, 2025 from US$41.9 million for the year ended December 31, 2024, primarily due to the softer performance in gaming operations and resulting decrease in revenues from gaming operations in City of Dreams Manila.

Pre-opening costs. Pre-opening costs were US$50.6 million and US$20.9 million for the years ended December 31, 2025 and 2024, respectively. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Higher pre-opening costs for the year ended December 31, 2025 were due to the re-launch of House of Dancing Water and the opening of City of Dreams Sri Lanka in 2025.

Development costs. Development costs were US$7.6 million and US$5.4 million for the years ended December 31, 2025 and 2024, respectively, which predominantly related to travel and entertainment costs as well as professional and consultancy fees for corporate business development.

Amortization of land use rights. Amortization expenses for the land use rights continued to be recognized on a straight-line basis and were US$20.0 million for both the years ended December 31, 2025 and 2024.

Depreciation and amortization. Depreciation and amortization expenses slightly increased by US$2.0 million, or 0.4%, to US$523.6 million for the year ended December 31, 2025 from US$521.6 million for the year ended December 31, 2024. The slight increase was primarily due to the higher depreciation and amortization expenses at City of Dreams and Studio City as a result of more gaming equipment as well as more property enhancements that placed into service and higher depreciation and amortization expenses upon the opening of City of Dreams Sri Lanka during the year ended December 31, 2025, partially offset by lower depreciation and amortization expenses as a result of the fully depreciated assets at City of Dreams Manila.

Property charges and other. Property charges and other for the year ended December 31, 2025 were US$39.5 million, which primarily included impairment on goodwill in relation to the Mocha Clubs and asset impairments in Altira Macau, partially offset by reversal of provision for litigation claims related to junket player deposits. In 2025, we recognized an impairment of goodwill in relation to the Mocha and Other segment of US$57.9 million as a result of three Mocha Clubs ceasing operations between the period from September to December 2025. Property charges and other for the year ended December 31, 2024 were US$13.2 million, which primarily included the litigation claims related to junket player deposits, repairs and maintenance costs incurred as a result of a typhoons and remodeling, and asset impairments in Altira Macau.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expense, net of amounts capitalized, other financing costs, foreign exchange gains (losses), net, loss on extinguishment of debt and other non-operating income, net.

Interest income was US$8.5 million for the year ended December 31, 2025, as compared to US$15.8 million for the year ended December 31, 2024. The decrease in interest income was primarily due to lower bank interest income as a result of lower average bank balances during the year ended December 31, 2025.

Interest expense was US$464.9 million (net of amounts capitalized of US$1.2 million) for the year ended December 31, 2025, compared to US$486.7 million (net of amounts capitalized of US$0.3 million) for the year ended December 31, 2024. The decrease in interest expense (net of amounts capitalization) of US$21.8 million was primarily due to decreases in our weighted average total borrowings balance.

Other financing costs for the year ended December 31, 2025 amounted to US$6.7 million, compared to US$7.4 million for the year ended December 31, 2024. The decrease in other financing costs was primarily due to a decrease in loan commitment fees as result of the net drawdowns of the MN1 2020 Revolving Facilities during the year ended December 31, 2025, partially offset by the full year loan committee fees in the year 2025 for the SCC 2024 Revolving Facilities entered in November 2024.

Other income, net for the year ended December 31, 2025 amounted to US$3.0 million, compared to US$3.8 million for the year ended December 31, 2024.

Loss on extinguishment of debt for the year ended December 31, 2025 was US$0.8 million and was associated with the 2026 MRF Senior Notes Tender Offer and early redemption of the remaining 2026 MRF Senior Notes. Loss on extinguishment of debt for the year ended December 31, 2024 was US$1.0 million and was primarily associated with the 2025 SCF Senior Notes Tender Offer (2024).

Income tax expense

Income tax expense for the year ended December 31, 2025 was primarily attributable to payments in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau of US$7.8 million, Macau Complementary Tax of US$7.7 million and Philippine withholding tax on dividends of U$5.9 million, partially offset by over-provision of Hong Kong

Profits Tax of US$10.4 million, over-provision of Macau Complementary Tax in prior years of US$6.4 million and deferred income tax credit of US$2.0 million. The effective tax rate for the year ended December 31, 2025 was 1.91%, as compared to (340.37)% for the year ended December 31, 2024. Such rates differ from the statutory Macau Complementary Tax rate of 12%, where the Company’s majority operations are located, primarily due to the effect of gaming profits exempted from income tax, income for which no income tax is payable, expenses for which no income tax benefit is receivable, different tax rates of subsidiaries operating in other jurisdictions, and changes in valuation allowance for the relevant years. The effective tax rate in 2025 was also impacted by the effect of change in unrecognized tax benefits and in 2024, the effect of expired tax losses.

Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau, Philippine, Cyprus and Sri Lanka operations. However, to the extent that the financial results of our Macau, Philippine, Cyprus and Sri Lanka operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests was US$39.6 million for the year ended December 31, 2025, compared to US$71.5 million for the year ended December 31, 2024. For the year ended December 31, 2025, such net loss represented the share of Studio City’s expenses of US$32.6 million, City of Dreams Mediterranean and Other’s expenses of US$7.2 million, partially offset by City of Dreams Manila’s income of US$0.2 million attributable to the respective minority shareholders.

Net income attributable to Melco Resorts & Entertainment Limited

As a result of the foregoing, we had net income attributable to Melco Resorts & Entertainment Limited of US$185.0 million for the year ended December 31, 2025, compared to US$43.5 million for the year ended December 31, 2024.

For a discussion of our results of operations for the year ended December 31, 2024 compared with the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 21, 2025.

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

The following table sets forth a summary of our Adjusted Property EBITDA for the years presented.

	Year Ended December 31,
	2025	2024	2023
	(in thousands of US$)
City of Dreams	$822,134	$621,642	$576,313
Studio City	393,800	341,239	206,790
Altira Macau	(4,053)	(1,922)	(1,277)
Mocha and Other(1)	22,168	26,974	27,286
City of Dreams Manila	132,788	181,058	205,452
City of Dreams Mediterranean and Other	68,226	50,546	27,500
Other Operations(2)	(4,624)	(195)	—

Total Adjusted Property EBITDA	$1,430,439	$1,219,342	$1,042,064

Notes:

(1)	Mocha and Other segment included the operation of Grand Dragon Casino before its closure and was changed to Mocha segment effective on September 23, 2025.

(2)

Effective from August 1, 2025, the initial opening of Sri Lanka Casino, the operations in Sri Lanka including the provision of management services to Nüwa Sri Lanka effective from its opening on July 15, 2025, which were previously reported under the Corporate and Other category, has been included in the Other Operations segment for the years ended December 31, 2025 and 2024.

City of Dreams

City of Dreams generated Adjusted Property EBITDA of US$822.1 million in 2025, compared with US$621.6 million in 2024. The year-over-year increase in Adjusted Property EBITDA was a result of improved performance in rolling chip, mass market table games and non-gaming operations, led by the continued recovery in inbound tourism to Macau in 2025 and the re-launch of House of Dancing Water in May 2025. The increase was partially offset by higher operating costs for the increase in business activities and an increase in staffing levels to enhance service quality and improve performance.

Studio City

Studio City generated Adjusted Property EBITDA of US$393.8 million in 2025, compared with US$341.2 million in 2024. The year-over-year increase in Adjusted Property EBITDA was a result of improved performance in mass market operations, led by the continued recovery in inbound tourism to Macau in 2025. The increase was partially offset by higher operating costs for the increase in business activities and an increase in staffing levels to enhance service quality and improve performance.

Altira Macau

Altira Macau generated negative Adjusted Property EBITDA of US$4.1 million and US$1.9 million in 2025 and 2024, respectively.

Mocha and Other

Mocha and Other generated Adjusted Property EBITDA of US$22.2 million and US$27.0 million in 2025 and 2024, respectively. The-year-over-year decrease in Adjusted Property EBITDA was a result of the closure of Grand Dragon Casino and three Mocha Clubs between September and December 2025, which led to decreased gaming volumes in mass market operations.

City of Dreams Manila

City of Dreams Manila generated Adjusted Property EBITDA of US$132.8 million in 2025, compared with US$181.1 million in 2024. The year-over-year decrease in Adjusted Property EBITDA was primarily a result of softer performance in all gaming and non-gaming operations.

City of Dreams Mediterranean and Other

City of Dreams Mediterranean and Other generated Adjusted Property EBITDA of US$68.2 million in 2025, compared with US$50.5 million in 2024. The year-over-year increase in Adjusted Property EBITDA was primarily a result of improved performance in all gaming and non-gaming operations. The increase was partially offset by higher operating costs for the increase in business activities and an increase in staffing levels to enhance service quality and improve performance.

Other Operations

Other operations include the Company’s casino operations at City of Dreams Sri Lanka, which commenced business on August 1, 2025, and provision of management services to the Nüwa hotel at City of Dreams Sri Lanka, which opened to the public on July 15, 2025. Other operations generated negative Adjusted Property EBITDA of US$4.6 million in 2025.

The following table sets forth a summary of reconciliation of net income/loss attributable to Melco Resorts & Entertainment Limited to Adjusted EBITDA and Adjusted Property EBITDA for the years presented.

	Year Ended December 31,
	2025	2024	2023
	(in thousands of US$)
Net income (loss) attributable to Melco Resorts & Entertainment Limited	$185,045	$43,543	$(326,920)
Net loss attributable to noncontrolling interests	(39,589)	(71,502)	(88,410)

Net income (loss)	145,456	(27,959)	(415,330)
Income tax expense	2,829	21,610	13,422
Interest and other non-operating expenses, net	452,141	490,976	466,867
Depreciation and amortization	543,562	541,538	543,396
Property charges and other	39,481	13,221	228,437
Share-based compensation	29,270	27,368	35,473
Development costs	7,619	5,433	1,202
Pre-opening costs(1)	46,390	17,833	43,994
Integrated resort and casino rent(2)	12,714	8,436	1,911
Payments to the Philippine Parties	37,181	41,939	42,451

Adjusted EBITDA	1,316,643	1,140,395	961,823
Corporate and Other expenses	113,796	78,947	80,241

Adjusted Property EBITDA	$1,430,439	$1,219,342	$1,042,064

Notes:

(1)	Certain amount of pre-opening costs are grouped and reported under the line item Integrated resort and casino rent

(2)	Integrated resort and casino rent represents land rent and variable lease costs to Belle Corporation and casino rent to a subsidiary of John Keells Holdings PLC

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

As of December 31, 2025, we held cash and cash equivalents and restricted cash (mainly being cash collateral for concession-related guarantees issued to the Macau government and security under credit facilities) of US$1.02 billion and US$125.2 million, respectively. Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2025 were the U.S. dollar, H.K. dollar, Euro, Philippine peso, Pataca and Sri Lanka rupee.

As of December 31, 2025, we had the following bank credit facilities available for future drawdown, subject to satisfaction of certain conditions precedent: (1) HK$8.34 billion (equivalent to US$1.07 billion) of the MN1 2020 Revolving Facilities; (2) the HK$1.0 million (equivalent to US$0.1 million) of the revolving credit facility under the MRM 2015 Credit Facilities; (3) the HK$1.56 billion (equivalent to US$200.0 million) of the SCC 2024 Revolving Facilities, of which US$119.9 million is available to draw, subject to the satisfaction of certain conditions; and (4) the PHP2.35 billion (equivalent to US$39.9 million) bank credit facility of MRP. Available liquidity, including cash and cash equivalents and restricted cash and undrawn revolving credit facilities as of December 31, 2025 was approximately US$2.38 billion. We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under various credit facilities and any additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financing and Indebtedness” for more information. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities. We may from time to time seek to retire or purchase our outstanding debt through open market purchases, tender offers, privately-negotiated transactions or otherwise. Such purchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Cash Flows

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2025	2024	2023
	(in thousands of US$)
Net cash provided by operating activities	$818,115	$626,656	$622,690
Net cash used in investing activities	(341,775)	(300,807)	(48,513)
Net cash used in financing activities	(603,117)	(478,349)	(1,129,124)
Effect of exchange rate on cash, cash equivalents and restricted cash	2,139	(10,264)	2,326

Decrease in cash, cash equivalents and restricted cash	(124,638)	(162,764)	(552,621)
Cash, cash equivalents and restricted cash at beginning of year	1,273,072	1,435,836	1,988,457

Cash, cash equivalents and restricted cash at end of year	$1,148,434	$1,273,072	$1,435,836

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$818.1 million for the year ended December 31, 2025, compared to US$626.7 million for the year ended December 31, 2024. The change was primarily driven by increased operating income resulting from higher business volumes in 2025, partially offset by working capital requirements for operations, which primarily consisted of payments of gaming taxes and operating accruals arising from the increased business volumes.

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

Investing Activities

Net cash used in investing activities was US$341.8 million for the year ended December 31, 2025, compared to US$300.8 million for the year ended December 31, 2024. The change was primarily due to the increase in acquisition of property and equipment and payments for capitalized construction costs, partially offset by decrease in payments for intangible and other assets. Net cash used in investing activities for the year ended December 31, 2025 mainly included acquisition of property and equipment and payments for capitalized construction costs of US$323.1 million and payments for intangible and other assets of US$18.9 million.

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

Our total payments for capitalized construction costs and acquisition of property and equipment were US$323.1 million and US$261.9 million for the years ended December 31, 2025 and 2024, respectively. Such expenditures were mainly associated with our development projects, as well as enhancement of our integrated resort offerings.

We expect to incur significant capital expenditures for the ongoing enhancement and maintenance of our properties. We intend to finance these projects through our operating cash flow and existing cash balances as well as equity or debt financings. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,
	2025	2024	2023
	(in thousands of US$)
City of Dreams	$162,672	$83,988	$22,259
Studio City	69,498	86,071	73,452
Altira Macau	10,550	5,614	3,892
Mocha and Other	4,072	6,549	4,590
City of Dreams Manila	10,597	17,940	24,970
City of Dreams Mediterranean and Other	14,920	11,815	108,214
Other Operations(1)	65,470	28,298	—
Corporate and Other	5,411	3,206	15,113

Total capital expenditures	$343,190	$243,481	$252,490

Note:

(1)

Effective from August 1, 2025, the initial opening of Sri Lanka Casino, the operations in Sri Lanka including the provision of management services to Nüwa Sri Lanka effective from its opening on July 15, 2025, which were previously reported under the Corporate and Other category, has been included in the Other Operations segment for the years ended December 31, 2025 and 2024.

Our capital expenditures for the year ended December 31, 2025 increased from that for the year ended December 31, 2024 was primarily due to the enhancements to City of Dreams and completion of the fit-out of the Sri Lanka Casino under Other Operations. Our capital expenditures for the year ended December 31, 2024 slightly decreased from that for the year ended December 31, 2023 was primarily due to the completion of City of Dreams Mediterranean in 2023, partially offset by increased capital expenditures for enhancements to our Macau properties and the fit-out of the Sri Lanka Casino under Other Operations.

Financing Activities

Net cash used in financing activities of US$603.1 million for the year ended December 31, 2025 was primarily due to (i) the full redemption of the aggregate principal amount outstanding of US$1.00 billion of the

2025 MRF Senior Notes, (ii) redemption of the remaining aggregated principal amount outstanding of US$357.9 million of the 2026 MRF Senior Notes, (iii) repayments of aggregate principal amount outstanding of the MN1 2020 Revolving Facilities of US$280.5 million, (iv) redemption of the remaining aggregated principal amount outstanding of US$221.6 million of the 2025 SCF Senior Notes, (v) repurchase of shares of US$166.0 million, (vi) redemption of the 2026 MRF Senior Notes for an aggregate principal amount outstanding of US$142.1 million and (vii) repayments of aggregate principal amount outstanding of the SCC 2024 Revolving Facilities of US$91.8 million, which were offset in part by (viii) the proceeds from the drawdown of the MN1 2020 Revolving Facilities of US$1.00 billion, (ix) the proceeds from the issuance of 2033 MRF Senior Notes of US$500.0 million, (x) the proceeds from the drawdown of the SCC 2024 Revolving Facilities of US$140.6 million and (xi) the proceeds from the drawdown of the SCC 2021 Credit Facilities of US$29.7 million.

Net cash used in financing activities of US$478.3 million for the year ended December 31, 2024 was primarily due to (i) the repayments of aggregate principal amount outstanding of the MN1 2020 Revolving Facilities of US$994.2 million, (ii) repurchase of shares of US$112.3 million, (iii) settlement of the 2025 SCF Senior Notes Tender Offer (2024) in an aggregate principal amount of US$100.0 million, (iv) repurchase of 2025 SCF Senior Notes in an aggregate principal amount of US$75.3 million and (v) payments of financing costs of US$37.0 million, which were offset in part by (vi) the proceeds from the issuance of 2032 MRF Senior Notes of US$750.0 million and (vii) the proceeds from the drawdown of the MN1 2020 Revolving Facilities of US$100.3 million.

Net cash used in financing activities of US$1.13 billion for the year ended December 31, 2023 was primarily due to (i) the repayments of aggregate principal amount outstanding of the MN1 2020 Revolving Facilities of US$2.10 billion, (ii) settlement of the 2025 SCF Senior Notes Tender Offer (2023) in an aggregate principal amount of US$97.5 million and (iii) repurchase of shares of US$169.8 million, which were offset in part by (iv) the proceeds from the drawdown of the MN1 2020 Revolving Facilities of US$1.25 billion.

Indebtedness

We enter into loan facilities and issue notes through our subsidiaries. The following table presents a summary of our gross indebtedness as of December 31, 2025:

As of December 31, 2025
(in thousands of US$)
2029 MRF Senior Notes	$1,150,000
2029 SCF Senior Notes	1,100,000
MN1 2020 Revolving Facilities	886,625
2028 MRF Senior Notes	850,000
2032 MRF Senior Notes	750,000
2027 MRF Senior Notes	600,000
2033 MRF Senior Notes	500,000
2028 SCF Senior Notes	500,000
2027 SCC Senior Secured Notes	350,000
SCC 2024 Revolving Facilities	49,992
SCC 2021 Credit Facilities	30,073
MRM 2015 Credit Facilities	129

$6,766,819

Major changes in our indebtedness during the year ended and subsequent to December 31, 2025 are summarized below.

During the year ended December 31, 2025, MCO Nominee One drew down HK$5.67 billion (equivalent to US$719.9 million) in aggregate principal amount on a net basis under the MN1 2020 Revolving Facilities.

During the year ended December 31, 2025, Studio City Company drew down HK$233.0 million (equivalent to US$29.7 million) and HK$389.0 billion (equivalent to US$48.8 million) in aggregate principal amount on a net basis under the SCC 2021 Credit Facilities and the SCC 2024 Revolving Facilities, respectively.

On February 25, 2025, pursuant to the MN1 2024 Amendment and Restatement under the MN1 2020 Revolving Facilities, an incremental facility of HK$387.5 million (equivalent to US$49.8 million) was established to increase the available commitments under the MN1 2020 Revolving Facilities from HK$14.85 billion (equivalent to US$1.91 billion) to HK$15.24 billion (equivalent to US$1.96 billion), subject to satisfaction of certain conditions precedent.

On June 6, 2025, Melco Resorts Finance redeemed the aggregate principal amount outstanding of US$1.00 billion of the 2025 MRF Senior Notes.

In June 2025, MCO Nominee One entered into interest rate swap arrangements with aggregate notional amount of HK$5.88 billion (equivalent to US$755.7 million) to manage interest rate risk on the loans drawn under the MN1 2020 Revolving Facilities.

On July 15, 2025, Studio City Finance redeemed the aggregate principal amount outstanding of US$221.6 million of the 2025 SCF Senior Notes.

On September 24, 2025, Melco Resorts Finance issued US$500.0 million in an aggregate principal amount of the 2033 MRF Senior Notes. The proceeds were used to settle the 2026 MRF Senior Notes Tender Offer and early redemption of the 2026 MRF Senior Notes. US$142.1 million in an aggregate principal amount of the 2026 MRF Senior Notes tendered in the 2026 MRF Senior Notes Tender Offer was settled on September 24, 2025, while the remaining aggregate principal amount outstanding of US$357.9 million of the 2026 MRF Senior Notes following the completion of the 2026 MRF Senior Notes Tender Offer was redeemed on October 25, 2025.

During the period from January 1, 2026 through March 6, 2026, MCO Nominee One repaid additional HK$467.0 million (equivalent to US$59.8 million) in aggregate principal amount outstanding under the MN1 2020 Revolving Facilities, together with accrued interest.

For further details of the above indebtedness, see note 10 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the extent to which borrowings are at fixed rates, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See also “— Other Financing and Liquidity Matters” below for details of the maturity profile of debt and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

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

Our material cash requirements arise from the development and continuous enhancement of our Macau properties, City of Dreams Manila and City of Dreams Mediterranean, as well as the payment of interest expenses and repayment of principal relating to our indebtedness. We are also required to comply with the investment plan which forms part of the gaming concession contract in Macau in the amount of MOP11,823.7 million (equivalent to approximately US$1.48 billion), of which MOP10,008.0 million (equivalent to approximately US$1.25 billion) is to be invested in non-gaming projects per the terms of the concession contract, and incremental additional non-gaming investment in the amount of approximately 20% of our initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$249.9 million), in the event the Incremental Investment Trigger is triggered. As Macau’s annual gross gaming revenue exceeded MOP180.0 billion (equivalent to approximately US$22.46 billion) in 2023, the Incremental Investment Trigger was triggered in 2023, thereby increasing our non-gaming investment by MOP2,003.0 million (equivalent to approximately US$249.9 million), with the overall investment amount increased to MOP13,826.7 million (equivalent to approximately US$1.73 billion) to be carried out by December 2032. As of December 31, 2025, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP5,724.2 million (equivalent to approximately US$714.2 million).

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities, capital expenditures and investing activities. Cash from financing and operations within our group is primarily transferred between our subsidiaries through intercompany loan arrangements or equity capital contributions. In 2025, excluding cash transferred for the purpose of the settlement of intragroup charges for operating activities, cash transferred to our holding company, Melco Resorts, from its subsidiaries for repayment of advances amounted to US$2.9 million, while cash transferred from our holding company to its subsidiaries in the form of advances amounted to US$19.7 million. Dividend payments of US$20.0 million were received from our Macau operating subsidiary in 2025, and no dividend payments were made to our shareholders in 2025, including holders of our ordinary shares with an address of record known to us to be in the United States (which includes all holders of our ADSs, which are traded on Nasdaq in the United States). See also “Item 4. Information on the Company — B. Business Overview — Tax” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group, or to declare dividends to holders of our ADSs, except that Melco Resorts Macau must notify the Chief Executive of Macau five business days in advance of any decision related to dividend distribution in an amount greater than MOP500 million (equivalent to approximately US$62.4 million), seek Macau government consent to grant or receive any loan in the amount of MOP100 million (equivalent to approximately US$12.5 million) and our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries and authorization is required in the Philippines for inward and outward transfers of Philippine pesos above a certain amount. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

As of December 31, 2025, we had capital commitments mainly for the construction and acquisition of property and equipment for Studio City and City of Dreams totaling US$88.4 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 20 to the consolidated financial statements included elsewhere in this annual report.

Our total long-term indebtedness and other contractual obligations as of December 31, 2025 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2029 MRF Senior Notes	$—	$—	$1,150.0	$—	$1,150.0
2029 SCF Senior Notes	—	—	1,100.0	—	1,100.0
MN1 2020 Revolving Facilities	—	886.6	—	—	886.6
2028 MRF Senior Notes	—	850.0	—	—	850.0
2032 MRF Senior Notes	—	—	—	750.0	750.0
2027 MRF Senior Notes	—	600.0	—	—	600.0
2033 MRF Senior Notes	—	—	—	500.0	500.0
2028 SCF Senior Notes	—	500.0	—	—	500.0
2027 SCC Senior Secured Notes	—	350.0	—	—	350.0
SCC 2024 Revolving Facilities	—	—	50.0	—	50.0
SCC 2021 Credit Facilities	—	—	30.1	—	30.1
MRM 2015 Credit Facilities	0.1	—	—	—	0.1
Fixed interest payments	346.1	544.5	238.9	163.0	1,292.5
Variable interest payments(2)	42.2	21.0	3.4	—	66.6
Finance leases(3)	35.3	70.6	70.6	89.2	265.7
Operating leases(3)	20.1	33.3	27.4	156.7	237.5
Construction costs and property and equipment retention payables	7.5	6.0	—	—	13.5
Other contractual commitments:
Construction costs and property and equipment acquisition commitments	88.1	0.3	—	—	88.4
Gaming concession premium, license fee and related annual levy(4)	27.4	55.8	55.8	194.8	333.8
Reversion Assets payments(5)	24.1	48.1	48.1	48.1	168.4

Total contractual obligations	$590.9	$3,966.2	$2,774.3	$1,901.8	$9,233.2

Notes:

(1)	See note 10 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)

Amounts for all periods represent our estimated interest payments on our debt facilities based upon amounts outstanding and HIBOR as of December 31, 2025 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(3)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

(4)

Represents i) annual premium with a fixed portion and a variable portion based on the number and type of gaming tables and machines that Melco Resorts Macau is currently approved to operate by the Macau government for our gaming concession in Macau; ii) annual fixed license fee for the Cyprus License and (iii) annual fixed levy for the Sri Lanka License. The variable gaming tax for our gaming concession in Macau and the Cyprus License; the variable levy for the Sri Lanka License; and the license fee for the Philippine License as disclosed in note 20(b) to the consolidated financial statements included elsewhere in this annual report are not included in this table.

(5)

The gaming and gaming support areas of the City of Dreams Casino, the Altira Casino and the Studio City Casino with an area of 31,227.3 square meters, 17,128.8 square meters and 28,784.3 square meters, respectively, and related gaming equipment and utensils (collectively referred to as the “Reversion Assets”) are currently owned by the Macau government. Effective January 1, 2023, the Macau government has transferred the Reversion Assets to us for usage in our operations during the duration of the Concession Contract for a fee of MOP750.00 (equivalent to US$94) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to US$312) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

(6)

In addition to the amounts included in the table above, in connection with the Concession Contract, Melco Resorts Macau committed to an overall investment of MOP11,823.7 million (equivalent to US$1.48 billion) and incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to US$249.9 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to US$22.46 billion). As Macau’s annual gross gaming revenue exceeded MOP180.0 billion (equivalent to US$22.46 billion) in 2023, the Incremental Investment Trigger was reached and, the non-gaming investment to be carried out was increased by MOP2,003.0 million (equivalent to US$249.9 million) to MOP12.01 billion (equivalent to US$1.50 billion), with the overall investment amount increased to MOP13,826.7 million (equivalent to US$1.73 billion) to be carried out by December 2032. As of December 31, 2025, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP5,724.2 million (equivalent to US$714.2 million).

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

•	Marriott International group in relation to the use of its various trademarks for the operation of a W-branded hotel by the Marriot International group at Studio City;

•	Waterfront Properties in relation to the management by MCO Europe Holdings Three (NL) B.V. of the top five floors of City of Dreams Sri Lanka under our Nüwa brand; and

•	Waterfront Properties in relation to the licensing of our brand “City of Dreams Sri Lanka” for City of Dreams Sri Lanka.

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

D. TREND INFORMATION

The following trends and uncertainties may affect our operations and financial conditions:

•

Policies, legislations and campaigns implemented by the PRC government, including restrictions on travel, anti-corruption campaigns, monitoring of cross-border currency movement and adoption of measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, scrutiny of marketing activities in China or measures taken by the PRC government, including criminalization of certain conduct, to deter marketing of gaming activities to mainland China residents by foreign casinos, slowdown of economic growth in China, travel and visa policies, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

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

•

Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal data, including, among others, collection, use and/or transmission of personal data, and as to which there may be limited precedent on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance with such laws may result in damage to our reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data; and

•

Increases in cybersecurity and ransomware attacks around the world, including in the gaming and hospitality industries, and the need to continually evaluate, enhance and improve our internal process, systems and technology infrastructure to comply with the increasing cybersecurity, data privacy and data protection laws, regulations and requirements.

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

Property and Equipment

As of December 31, 2025 and 2024, we had net property and equipment of US$5.16 billion and US$5.27 billion, representing 67.9% and 66.0% of our total assets respectively. Property and equipment are stated at cost, net of accumulated depreciation and amortization, and accumulated impairment, if any. We depreciate property and equipment on a straight-line basis over their estimated useful lives. The useful lives are estimated based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed. Refer to note 2(i) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the property and equipment.

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

We review the carrying value of goodwill and intangible assets with indefinite useful lives for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and intangible assets with indefinite useful lives as of December 31, 2025 and 2024 was associated with Mocha Clubs, a reporting unit, which arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our Company in 2006. When performing the impairment analysis for goodwill and intangible assets with indefinite lives, we will first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative factors indicate that the carrying amount of the reporting unit is more likely than not to exceed the fair value, then a quantitative impairment test is performed. No impairment of goodwill was recognized during the year ended December 31, 2024 and 2023.

To perform quantitative impairment test of goodwill, we perform an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. If the carrying value of the reporting unit exceeds its fair value, we will recognize an impairment for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. We determine the fair value of our reporting unit based on income approach through the application of discounted cash flow method. The future cash flows of the reporting unit involve significant assumptions, including future revenue growth rates and cost inflation. The future cash flows are derived based on management historical experience and market condition which are consistent with our budget and strategic plan. For the impairment test of Mocha Clubs as a reporting unit, the rates used to discount the cash flow are 13.2% and 10.5% for the years ended December 31, 2025 and 2024 respectively. To perform quantitative impairment test of the trademarks of Mocha Clubs, discounted cash flow approach is adopted which is based on relief-from-royalty method. If the fair value of an indefinite-lived intangible asset is less than its carrying amount, an impairment loss is recognized equal to the difference. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of the reporting unit and trademarks.

Effective from June 9, 2025, the date which the Company announced the development of Mocha Clubs, the estimated useful lives of the Mocha Clubs trademarks were changed from indefinite useful lives to finite useful lives. Accordingly, the carrying amount is amortized on a straight-line basis over the remaining period of the Concession and the projection period of Mocha Clubs’ future cash flow is also adjusted to the end of the Concession period for impairment testing. During the year ended December 31, 2025, as a result of three Mocha Clubs ceasing operations between the period from September to December 2025, the Company recognized an impairment of goodwill in relation to the Mocha and Other segment of US$57.9 million.

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

During the year ended December 31, 2025 and 2024, the performance of Altira Macau had not improved and a further impairment of long-lived assets of US$4.1 million and US$3.3 million were recognized respectively. The fair values of the long-lived assets of Altira Macau were estimated based on a combination of income and cost approaches and the discount rates adopted in income approach for the years ended December 31, 2025, 2024 and 2023 were 14.0%, 12.6% and 12.3% respectively.

Allowances for credit losses

Financial instruments that potentially subject our Company to concentration of credit risk consist principally of casino accounts receivable. We issue credit pursuant to gaming credit facilities entered into with casino customers following a review of their creditworthiness. Credit is/can be also given to gaming promoters in the Philippines and Cyprus. These receivables can be offset against commissions payable and any other payments due by us to customers and gaming promoters.

As of December 31, 2025 and 2024, a substantial portion of our markers issued pursuant to gaming credit facilities were due from customers residing in various countries and from licensed gaming promoters. Business and economic conditions, the legal enforceability of gaming debts, foreign currency control measures or other significant circumstances in these countries could affect the collectability of receivables from customers and gaming promoters.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce our receivables to their carrying amounts and reflects the net amount the Company expects to collect. The allowance for credit losses is estimated based on our specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of customers, current business and economic conditions, and management’s expectations of future business and economic conditions.

As of December 31, 2025 and 2024, the Company’s allowances for casino credit losses were 49.9% and 48.2% of gross casino accounts receivable, respectively. As of December 31, 2025 and 2024, a 100 basis-point change in the estimated allowances for credit losses as a percentage of casino receivables would change the allowances for credit losses by approximately US$2.4 million and US$2.7 million respectively.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2025 and 2024, we recorded valuation allowances of US$472.5 million and US$477.8 million, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	49	Chairman, chief executive officer and director
Clarence Yuk Man Chung	63	Director
Evan Andrew Winkler	51	President and director
Alec Yiu Wa Tsui	76	Independent non-executive director, chair of the nominating and corporate governance committee and a member of each of the audit and risk committee, the compensation committee and the environmental sustainability and corporate social responsibility committee
Thomas Jefferson Wu	53	Independent non-executive director, chair of the compensation committee and a member of each of the audit and risk committee, the nominating and corporate governance committee and the environmental sustainability and corporate social responsibility committee
John Peter Ben Wang	65	Independent non-executive director, chair of the audit and risk committee and a member of each of the nominating and corporate governance committee, the compensation committee and the environmental sustainability and corporate social responsibility committee
Francesca Galante	50	Independent non-executive director, chair of the environmental sustainability and corporate social responsibility committee and a member of each of the audit and risk committee, the nominating and corporate governance committee and the compensation committee
Geoffrey Stuart Davis	57	Executive vice president and chief financial officer
Graham Paul Winter	61	Executive vice president and chief legal officer
Akiko Takahashi	72	Executive vice president and chief of staff to Chairman and chief executive officer

Directors

Mr. Lawrence Yau Lung Ho was appointed as our director on December 20, 2004 and served as our co-chairman and chief executive officer between December 2004 and April 2016 before being re-designated as chairman and chief executive officer in May 2016. Mr. Ho became the managing director of Melco International in 2001 and has been its chairman and chief executive officer since March 2006. In addition, Mr. Ho has been a director of SCI since July 2011. Mr. Ho was the chairman and director of Maple Peak Investments Inc., a company listed on the TSX Venture Exchange in Canada, from July 2016 to January 2026.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in China. He is a member of the advisory committee of the All-China Federation of Industry and Commerce; a member of the Macau Basic Law Promotion Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; a member of the Asia International Leadership Council; honorary advisor of Global Tourism Economy Research Centre; permanent honorary committee member of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of the Macau Research Association for Macau Gaming Law; honorary president of the Association of Property Agents and Real Estate Developers of Macau; a director executive of the Macao Chinese General

Chamber of Commerce and honorary president of the Association of Youth Practitioners in Macao Integrated Tourism and Leisure Enterprises.

In 2017, Mr. Ho was awarded the Medal of Merit-Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

In recognition of Mr. Ho’s directorship and entrepreneurial spirit, he was granted the Business Awards of Macau’s “Leadership Gold Award” in 2015 and honored with “Outstanding Individual Award” at the Industry Community Awards in 2020. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for nine years since 2012, and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the 14th year in 2025.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in China.

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

Mr. Alec Yiu Wa Tsui was appointed as an independent non-executive director on December 18, 2006. Mr. Tsui is the chairman of our nominating and corporate governance committee and a member of our audit and risk committee, compensation committee and environmental sustainability and corporate social responsibility committee. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the HKSE in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. During his tenure at the HKSE, Mr. Tsui was in charge of the finance and accounting functions. Mr. Tsui was the chairman of the Hong Kong Securities Institute from 2001 to 2004 and a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of China Blue Chemical Limited from April 2006 to June 2012, China Chengtong Development Group Limited from March 2003 to November 2013, China Power International Development Limited from March 2004 to December 2016 and China Oilfield Services Limited from June 2009 to June 2015, all of which are listed on the HKSE. Mr. Tsui has been a director of Industrial and Commercial Bank of China (Asia) Limited since August 2000. Mr. Tsui is also an independent non-executive director of a number of companies listed on the HKSE and Nasdaq, including COSCO Shipping International (Hong Kong) Co., Ltd. since 2004, Pacific Online Limited since 2007, Hua Medicine since September 2018, Brii Biosciences Limited since July 2021, Summit Ascent Holdings Limited from March 2011 to September 2018, Kangda International Environmental Company Limited from July 2014 to April 2019, DTXS Silk Road Investment Holdings Company Limited from December 2015 to May 2020 and ATA Creativity Global from January 2008 to February 2026. In addition, due to his long experience as an executive supervising finance and accounting functions, and extensive knowledge and expertise in internal controls and procedures for financial reporting and other matters performed by audit committees in general, Mr. Tsui also serves as a member of the audit committee on several of the companies on which he serves as a director.

Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993.

Mr. Thomas Jefferson Wu JP was appointed as an independent non-executive director on December 18, 2006. Mr. Wu is also the chairman of our compensation committee and a member of our audit and risk committee, nominating and corporate governance committee and environmental sustainability and corporate social responsibility committee. Mr. Wu was the deputy chairman and managing director of Hopewell Holdings Limited, a business conglomerate which was de-listed from the HKSE, from February 2018 to May 2019. Mr. Wu has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director from June 2001 to May 2019, chief operating officer from January 2002 to August 2003, deputy managing director from August 2003 to June 2007, co-managing director from July 2007 to September 2009, managing director from October 2009 to May 2019 and deputy chairman of Hopewell Holdings Limited from February 2018 to May 2019. Mr. Wu has also been an executive director, managing director and non-executive director of Shenzhen Investment Holdings Bay Area Development Company Limited (formerly known as Hopewell Highway Infrastructure Limited), a company listed on the HKSE, from January 2003 to April 2018, from July 2003 to April 2018 and from April 2018 to May 2018, respectively.

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

Mr. Wu is active in public service in China. Mr. Wu serves in a number of advisory roles at different levels of government. In China, Mr. Wu is a member of the 13th to 14th National Committee of the Chinese People’s Political Consultative Conference and the 10th to 13th Heilongjiang Provincial Committee of the Chinese People’s Political Consultative Conference and was a Standing Committee member and a member of the Guangzhou Municipality Huadu District Committee of the Chinese People’s Political Consultative Conference, among other public service capacities.

In Hong Kong, Mr. Wu’s major public service appointments include being a member of the Major Sports Events Committee of the Culture, Sports and Tourism Bureau of the Hong Kong Special Administrative Region Government (the “HKSARG”), the Convenor of the Hong Kong-ASEAN Foundation Advisory Council, a Vice Patron of the Community Chest of Hong Kong, a deputy director of Economic Affairs Committee and a member of Friends of Hong Kong Association Limited as well as Honorary Advisor of the Hong Kong Army

Cadets Association. Mr. Wu is also the Convenor of the Hong Kong-ASEAN Foundation Advisory Council and a member of the Business School Advisory Council of The Hong Kong University of Science and Technology. Previously, Mr. Wu was a council member of The Hong Kong Polytechnic University and the Hong Kong Baptist University, a member of the Court of The Hong Kong University of Science and Technology, a board member of the Asian Youth Orchestra, a member of the standing committee on Disciplined Services Salaries and Conditions of Service, a member of the Hong Kong Tourism Board of the HKSARG, a board member of The Airport Authority Hong Kong of the HKSARG, a member of the Energy Advisory Committee of the Environment Bureau of the HKSARG and a member of the Committee on Real Estate Investment Trusts of Securities and Futures Commission.

In addition to his professional and public service engagements, Mr. Wu is mostly known for his passion for ice hockey, as well as the sport’s development in Hong Kong and the region. Mr. Wu is the co-founder and chairman of the Hong Kong Amateur Club and Hong Kong Academy of Ice Hockey, the chairman of the Hong Kong Ice Hockey Officials Association, as well as chairman of the LOHAS Rink Limited. Mr. Wu is also the honorary president of the Hong Kong, China Ice Hockey Association (the national sports association of ice hockey in Hong Kong), vice-chairman of Chinese Ice Hockey Association, honorary president of Macau Ice Sports Federation and honorary chairman of Ice Hockey Association of Taipei Municipal Athletics Federation. Mr. Wu served as the vice president (Asia/Oceania) of the International Ice Hockey Federation from 2012 to 2021. Mr. Wu is also the Honorary Advisor of the Curling Sports Federation of Hong Kong, China (the national sports association of curling in Hong Kong).

In 2006, the World Economic Forum selected Mr. Wu as a “Young Global Leader.” Mr. Wu was also awarded the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2010, the “Asian Corporate Director Recognition Award” by Corporate Governance Asia in 2011, 2012 and 2013, and named the “Asia’s Best CEO (Investor Relations)” in 2012, 2013 and 2014.

Mr. John Peter Ben Wang was appointed as an independent non-executive director on June 13, 2025. Mr. Wang is the chairman of our audit and risk committee and a member of our nominating and corporate governance committee, compensation committee and environmental sustainability and corporate social responsibility committee. Mr. Wang was the deputy chairman and executive director of Summit Ascent Holdings Limited (“Summit Ascent”), a company listed on the Stock Exchange of Hong Kong Limited (the “HKSE”), from July 2013 and March 2011, respectively, to April 2019. Prior to that, he was the chairman of Summit Ascent from March 2011 to July 2013. Mr. Wang previously held several non-executive directorships in companies listed on the HKSE. He served as a director of Melco Resorts from November 2006 to August 2016 and served as the chief financial officer of Melco International Development Limited from 2004 to 2009. Prior to joining Melco International Development Limited in 2004, he had over 19 years of professional experience in the securities and investment banking industry. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and prior to 1998, he worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburg (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985. He graduated from the University of Kent at Canterbury in the United Kingdom with a bachelor’s degree in accounting in July 1982.

Ms. Francesca Galante was appointed as an independent non-executive director on September 5, 2018. Ms. Galante is the chairperson of our environmental sustainability and corporate social responsibility committee and a member of each of our compensation committee, audit and risk committee and nominating and corporate governance committee. Ms. Galante has been the co-founder and partner of First Growth Real Estate, a specialist advisory firm focused on real estate structured debt arranging, restructuring and special servicing throughout Continental Europe since 2010. Previously, Ms. Galante was an executive director in the real estate principal finance division at UBS Investment Bank in London. Prior to that she worked at Soros Real Estate Partners and Merrill Lynch. With 20 years of real estate investment and advisory experience in both Europe and North America, Ms. Galante has extensive experience on real estate transactions in office, hotel, residential and industrial asset classes. Ms. Galante received her Master of Science in Management from the Université Paris-Dauphine and Master of Finance from Ecole Supérieure De Commerce De Paris (now ESCP Europe).

Executive Officers

Mr. Geoffrey Stuart Davis is our executive vice president and chief financial officer and he was appointed to his current role in April 2011. Prior to that, he served as our deputy chief financial officer from August 2010 to March 2011 and our senior vice president, corporate finance since 2007, when he joined our Company. In addition, Mr. Davis has been the chief financial officer and an executive director of Melco International since December 2017 and June 2025, respectively, the chief financial officer and a director of SCI since June 2019 and October 2018, respectively, and is also a director of a number of our subsidiaries. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

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

Management Structure

Mr. Ho, our chairman and chief executive officer, is responsible for overseeing the overall strategic direction of our Company. Our management structure includes an executive committee which is composed of our executive officers and other senior executives including property presidents, executive vice presidents and other business unit leaders and is responsible for formulating business strategies and considering day-to-day operational matters. Mr. Evan Andrew Winkler, a board member and President of the Company, is responsible for the Company’s day-to-day operational matters globally and the Company’s operational departments, property presidents and other business unit leaders report directly to Mr. Winkler while our executive officers and a few other senior executives, together with Mr. Winkler himself, report directly to Mr. Ho.

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers receive compensation in the form of salaries, discretionary bonuses, equity awards, contributions to pension schemes and other benefits. The aggregate amount of compensation paid, and benefits in kind granted, including contingent or deferred compensation accrued for the year, to all the directors and executive officers of our Company as a group by our Company and its subsidiaries, amounted to approximately US$33.9 million for the year ended December 31, 2025.

Bonus Plan

We offer our management colleagues, including senior executive officers, the ability to participate in our Company’s discretionary annual bonus plan. As part of this plan, colleagues may receive compensation in addition to their base salary upon satisfactory achievement of certain strategic, financial and individual objectives. Directors, other than Mr. Lawrence Ho, who participates in his capacity as our chief executive officer, Mr. Evan Winkler, who participates in his capacity as our president, and Mr. Clarence Chung, who participates his capacity as the president of MRP, are excluded from this plan. The discretionary annual bonus plan is administered at the sole discretion of our Company and our Board’s compensation committee.

Equity Awards

On April 2, 2025, we granted 7,930,926 restricted shares pursuant to our 2021 Share Incentive Plan to directors and executive officers of our Company. The grant date fair value of the restricted shares granted (closing price of the grant date) was US$1.78 per share. Such grantees will receive ordinary shares upon vesting of restricted shares at par value.

On April 2, 2025, we granted share options to acquire 596,682 of our ordinary shares pursuant to our 2021 Share Incentive Plan to an executive officer of our Company with an exercise price of US$1.78 per share. The options expire ten years from the date of grant.

On June 3, 2025, we granted 346,950 restricted shares pursuant to our 2021 Share Incentive Plan to an executive officer of our Company. The grant date fair value of the restricted shares granted (closing price of the grant date) was US$2.08 per share. Such grantee will receive ordinary shares upon vesting of restricted shares at par value.

On October 6, 2025, we granted 30,000 restricted shares pursuant to our 2021 Share Incentive Plan to a director of our Company. The grant date fair value of the restricted shares granted (closing price of the grant date) was US$2.84 per share. Such grantee will receive ordinary shares upon vesting of restricted shares at par value.

Pension, Retirement or Similar Benefits

For the year ended December 31, 2025, we set aside or accrued approximately US$0.4 million to provide pension, retirement or similar benefits to our senior executive officers. Our directors, other than Mr. Lawrence Ho who participates in his capacity as our chief executive officer, do not participate in such schemes.

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

Committees of the Board of Directors

Our board established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006 and an environmental sustainability and corporate social responsibility committee in September 2025. Our audit committee was renamed our audit and risk committee on August 3, 2016. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters. The charters of our audit and risk committee, compensation committee and nominating and corporate governance committee were adopted by our board on November 28, 2006 and have been amended and restated on several occasions, with the latest version of the compensation committee charter amended on September 1, 2025, the audit and risk committee charter amended on December 3, 2025 and the nominating and corporate governance committee charter amended on

September 1, 2025. The charter of our environmental sustainability and corporate social responsibility committee was adopted by our board on September 1, 2025. These charters are found on our website. Each of these committees consists entirely of directors whom our board has determined to be independent under the “independence” requirements of the Nasdaq corporate governance rules. The current membership of these committees and summary of their respective charters are provided below.

Audit and Risk Committee

Our audit and risk committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui, John Peter Ben Wang and Ms. Francesca Galante, and is chaired by Mr. Wang. Each of the committee members satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. We believe that Mr. Wang qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. The purpose of the committee is to assist our board in overseeing and monitoring:

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

•	the integrity and effectiveness of our internal audit function; and

•	our Company’s risk management policies, procedures and practices.

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

Compensation Committee

Our compensation committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui, John Peter Ben Wang and Ms. Francesca Galante, and is chaired by Mr. Wu. The purpose of the committee is to discharge the responsibilities of the board relating to compensation of our directors and our executives, including, amongst others, to design (in consultation with management), evaluate and approve the compensation plans, policies and programs for the executives and evaluate and recommend to our board for approval of the directors’ compensation.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui, John Peter Ben Wang and Ms. Francesca Galante, and is chaired by Mr. Tsui. The purpose of the committee is to assist our board in discharging its responsibilities regarding:

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

•	oversight of our governance-related risks and opportunities.

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

Environmental Sustainability and Corporate Social Responsibility Committee

Our environmental sustainability and corporate social responsibility committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui, John Peter Ben Wang and Ms. Francesca Galante, and is chaired by Ms. Galante. The purpose of the committee is to assist our board in discharging its responsibilities regarding:

•	oversight of our environmental sustainability and corporate social responsibility risks, strategies, performance and opportunities; and

•	oversight of our suitability of the policies, programs and disclosures issued by our Company to address such matters.

The duties of the committee include:

•	proposing and recommending to our board objectives, strategies, priorities, initiatives and goals with respect to environmental sustainability and corporate social responsibility;

•

overseeing and reviewing our Company’s environmental sustainability and corporate social responsibility-related policies, programs, and evaluating actions taken in furtherance of such priorities and goals;

•	monitoring and reviewing issues, trends and developments with respect to emerging environmental sustainability and corporate social responsibility that could impact our Company’s business operations;

•

considering the impact of our Company’s environmental sustainability and corporate social responsibility-related policies and programs on our stakeholders, shareholders, local communities and environment;

•	together with the board, evaluating the performance of the committee on an annual basis;

•

reviewing reports to our board on environmental sustainability and corporate social responsibility-related risks, strategies, performance and opportunities, and regular public disclosures, including our sustainability report following review and approval by our Chairman and Chief Executive Officer;

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

D. EMPLOYEES

Employees

We had 22,961, 21,784 and 20,209 employees as of December 31, 2025, 2024 and 2023, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2025, 2024 and 2023. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals, and are subject to review from time to time.

	As of December 31,
	2025		2024		2023
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
City of Dreams	8,515	37.1%	8,241	37.8%	7,411	36.7%
Studio City	5,879	25.6%	5,848	26.8%	5,286	26.2%
City of Dreams Manila	3,769	16.4%	3,947	18.1%	3,699	18.3%
City of Dreams Mediterranean and the Cyprus Casinos	1,833	8.0%	1,650	7.6%	1,737	8.6%
Other Operations(1)	1,195	5.2%	13	0.1	—	—
Altira Macau	865	3.8%	968	4.4%	959	4.7%
Corporate and centralized services	598	2.6%	569	2.6%	540	2.7%
Mocha and Other(2)	307	1.3%	548	2.5%	577	2.9%

Total	22,961	100.0%	21,784	100.0%	20,209	100.0%

Notes:

(1)	Figures include employees at City of Dreams Sri Lanka.

(2)

The figures for December 31, 2024 and 2023 include employees at Grand Dragon Casino and the three Mocha Clubs before their respective closures in 2025 as disclosed under “Item 4. Information on the Company — B. Business Overview — Our Land and Premises — Mocha Clubs.” The employees at Grand Dragon Casino and the three Mocha Clubs have been transferred within the Group following their respective closures.

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

E. SHARE OWNERSHIP

Share Ownership of Directors and Members of Senior Management

The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of March 6, 2026.

Name	Number of ordinary shares		Approximate percentage of shareholding(1)
Lawrence Yau Lung Ho	713,800,992	(2)(3)	58.49%
Clarence Yuk Man Chung	*		*
Evan Andrew Winkler	*		*
Alec Yiu Wa Tsui	*		*
Thomas Jefferson Wu	*		*
John Peter Ben Wang	*		*
Francesca Galante	*		*
Geoffrey Stuart Davis	*		*
Graham Paul Winter	*		*
Akiko Takahashi	*		*
Directors and executive officers as a group	725,110,394		59.42%

Notes:

*	The options, restricted shares and our shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

(1)

Percentage of beneficial ownership of each director and executive officer is based on: (i) 1,220,376,014 ordinary shares of our Company outstanding as of March 6, 2026, (ii) the number of ordinary shares of underlying options that have vested or will vest within 60 days after March 6, 2026 and (iii) the number of restricted shares that will vest within 60 days after March 6, 2026, each as held by such person as of that date.

(2)

Includes 687,360,906 ordinary shares which may be deemed to be beneficially owned by Melco Leisure, a company wholly owned by Melco International, a Hong Kong company listed on the HKSE. Mr. Lawrence Ho is taken to have interest in these shares as a result of his interest in approximately 61.37% of the total issued shares of Melco International by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Please see “Item 7. Major Shareholders and Related Party Transactions” for more details. As of March 6, 2026, 667,360,904 of these ordinary shares have been pledged by Melco Leisure in connection with a US$1 billion, 5-year credit facility entered into in June 2021 (which was subsequently amended, restated, and extended for two years) by, among others, Melco International and Melco Leisure.

(3)

Also includes (i) 9,934,422 ordinary shares held by Black Spade Capital Limited, which in turn is held by companies owned by a trust associated with Mr. Lawrence Ho; (ii) 13,395,717 ordinary shares personally held by Mr. Lawrence Ho (among which, 12,494,112 are vested restricted shares under the 2011 Share Incentive Plan and the 2021 Share Incentive Plan held by Mr. Lawrence Ho as of March 6, 2026); and (iii) 3,109,947 restricted shares that will vest from 60 days of March 6, 2026 held by Mr. Lawrence Ho. The following table summarizes, as of March 6, 2026, the unvested restricted shares (including 3,109,947 restricted shares that will vest from 60 days of March 6, 2026) held by Mr. Lawrence Ho:

Name	Type of awards	Grant date	Fair value of restricted shares at grant date per share (US$)	Number of shares outstanding
Lawrence Yau Lung Ho	Restricted shares	April 5, 2023	4.1267	581,583
	Restricted shares	April 3, 2024	2.5200	1,904,760
	Restricted shares	April 2, 2025	1.7767	4,727,952
			Total	7,214,295

None of our directors or executive officers who are shareholders have different voting rights from other shareholders of our Company.

Share Purchase and Award Program

From July 2021 to June 2022, we had a share purchase and award program to recognize the dedication and commitment of our employees and provide eligible employees the opportunity to benefit from our long-term growth. This program applies to eligible employees who agreed in 2020, as COVID-19 outbreaks were spreading globally, to participate in a voluntary leave program we initiated to manage costs during the outbreak.

Under the share purchase and award program, eligible employees could elect to use a portion of his or her base salary to purchase and receive a grant of restricted shares under our 2011 share incentive plan, with an aggregate value equal to 200% of the amount of base salary so applied as at the grant date. The maximum amount of restricted shares to be issued under the share purchase and award program represented less than 0.50% of our total issued and outstanding shares as of the date of the adoption of the program. As of December 31, 2025, a total of 6,084,312 restricted shares had been granted to employees under the program, out of which 5,798,826 restricted shares had become vested.

Share Incentive Plans

We have previously adopted the 2006 Share Incentive Plan, the 2011 Share Incentive Plan, the 2021 Share Incentive Plan and the MRP Share Incentive Plan. The 2011 Share Incentive Plan, which succeeded the 2006 Share Incentive Plan on December 7, 2011, has been succeeded by our 2021 Share Incentive Plan on December 6, 2021. No further awards may be granted under the 2006 Share Incentive Plan and the 2011 Share

Incentive Plan. All subsequent awards will be issued under the 2021 Share Incentive Plan. Awards previously granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan remain subject to the terms and conditions of the 2006 Share Incentive Plan and the 2011 Share Incentive Plan, respectively. As of December 31, 2021, all share options and restricted shares granted under the 2006 Share Incentive Plan had vested. The 2021 Share Incentive Plan provides for an overall plan limit of 145,654,794 shares, representing the maximum aggregate number of shares that may be issued pursuant to all awards granted under the plan, subject to adjustment in accordance with its terms and conditions.

2011 Share Incentive Plan

We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2011 Share Incentive Plan was conditionally approved by our shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our shares on the HKSE on December 7, 2011. Amendments to the 2011 Share Incentive Plan were approved by our shareholders on May 20, 2015 and on December 7, 2016. The amendments to our 2011 Share Incentive Plan approved by our shareholders on December 7, 2016 were to, among other things, include provisions relating to share option schemes required by the Rules Governing the Listing of Securities on the HKSE following the consolidation of the financial results of our Company in the financial statements of Melco International as a result of our repurchase of 155,000,000 ordinary shares of our Company (equivalent to 51,666,666 ADSs) from Crown Asia Investments Pty, Ltd. and the subsequent cancelation of such shares and with certain changes in the composition of our board of directors in May 2016. Such provisions in our 2011 Share Incentive Plan required by the HKSE rules have automatically lapsed as the requirements under the HKSE rules are not presently applicable to us. As of December 31, 2025, we have granted (i) share options to subscribe for a total of 44,115,885 shares and (ii) restricted shares in respect of a total of 37,042,344 shares pursuant to the 2011 Share Incentive Plan.

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

2021 Share Incentive Plan

We adopted the 2021 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2021 Share Incentive Plan was approved by the shareholders of Melco International at its annual general meeting held on June 4, 2021 and became effective on December 6, 2021. The 2021 Share Incentive Plan succeeds the 2011 Share Incentive Plan. Amendments to the 2021 Share Incentive Plan were approved by our Board on May 6, 2024 and the shareholders of Melco International at its annual general meeting held on June 13, 2024 and became effective on June 13, 2024. The amendments were made to bring our 2021 Share Incentive Plan in line with the amended Chapter 17 of the Rules Governing the Listing of Securities on the HKSE. As of December 31, 2025, we have granted (i) share options to subscribe for a total of 8,901,180 shares and (ii) restricted shares in respect of a total of 68,477,538 shares pursuant to the 2021 Share Incentive Plan.

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

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of March 6, 2026 by all persons who are known to us to be the beneficial owners of 5% or more of our issued share capital.

	Ordinary shares beneficially owned (1)
Name	Number	%
Lawrence Yau Lung Ho (2)(3)	713,800,992	58.49
ARGA Investment Management, LP, et al.(4)	86,275,437	7.07
EuroPacific Growth Fund (5)	81,804,750	6.70

Notes:

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)

The address of Melco Leisure is c/o 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. The address of Mr. Lawrence Ho and Melco International is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco International is listed on the Main Board of the HKSE.

(3)

Comprised of (i) 9,934,422 ordinary shares held by Black Spade Capital Limited, which in turn is held by companies owned by a trust associated with Mr. Lawrence Ho; (ii) 13,395,717 ordinary shares personally held by Mr. Lawrence Ho (among which, 12,494,112 are vested restricted shares under the 2011 Share Incentive Plan and the 2021 Share Incentive Plan held by Mr. Lawrence Ho as of March 6, 2026); (iii) 3,109,947 restricted shares that will vest from 60 days of March 6, 2026 held by Mr. Lawrence Ho; and (iv) 687,360,906 ordinary shares owned of record by Melco Leisure. Melco Leisure is a wholly-owned subsidiary of Melco International. As of March 6, 2026, Mr. Lawrence Ho, our chairman, chief executive officer and director as well as the chairman, chief executive officer and executive director of Melco International, personally holds 36,606,126 ordinary shares of Melco International, representing approximately 1.61% of the total issued shares of Melco International. In addition, Mr. Ho is deemed to be interested in the 452,052,909 ordinary shares of Melco International held by Better Joy Overseas Ltd., 183,364,536 ordinary shares of Melco International held by Lasting Legend Ltd., 110,385,517 ordinary shares of Melco International held by Mighty Dragon Developments Limited, 137,167,698 ordinary shares of Melco International held by Black Spade Capital Limited and 1,566,000 ordinary shares of Melco International held by Maple Peak Investments Inc., representing approximately 19.87%, 8.06%, 4.85%, 6.03% and 0.07% of the total issued shares of Melco International, all of which are companies owned or controlled by the persons and/or trusts associated with Mr. Ho. Out of the abovementioned shares, a total of 294,323,553 shares were provided as security to Lucky Life Limited. In addition, Mr. Ho is also deemed to have interests in the 1,075,500 ordinary shares of Melco International held by Lucky Life Limited and 469,842,021 ordinary shares of Melco International held by L3G Holdings Inc. (of which 157,175,834 shares were provided as security to Lucky Life Limited), representing an aggregate of approximately 20.70% of the total issued shares of Melco International, by virtue of him being one of the beneficiaries of discretionary family trusts for the purpose of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Each of Lucky Life Limited and L3G Holdings Inc. is a company controlled by a discretionary family trust with beneficiaries including Mr. Ho and his family members. Moreover, Ms. Lo Sau Yan, Sharen, the spouse of Mr. Ho, personally holds 4,212,102 ordinary shares of Melco International, representing 0.19% of the total issued shares of Melco International. Therefore, we believe that Mr. Ho is or is deemed to be interested in an aggregate of 1,396,272,409 ordinary shares of Melco International, representing approximately 61.37% of the total issued shares of Melco International, including shares Mr. Ho personally holds, shares that he is deemed to be interested in under the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong), comprising shares held by the companies which are owned or controlled by the persons and/or trusts associated with him, shares held by companies which are controlled by discretionary family trusts in which he is one of the beneficiaries, and shares held by his spouse. As of March 6, 2026, 667,360,904 of the ordinary shares owned of record by Melco Leisure have been pledged in connection with a US$1 billion, 5-year credit facility entered into in June 2021 (which was subsequently amended, restated, and extended for two years) by, among others, Melco International and Melco Leisure.

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

Other than as provided in the table above, reports filed with or furnished to the SEC, public disclosure, including without limitation Schedule 13 filings, and this Annual Report, we are not aware of any significant change in the percentage ownership held by any major shareholder since January 1, 2023.

As of December 31, 2025, a total of 1,220,376,014 ordinary shares were outstanding, of which 524,913,131 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

None of our shareholders will have different voting rights from other shareholders after the filing of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.

B. RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2025, 2024 and 2023, see note 21 to the consolidated financial statements included elsewhere in this annual report.

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

Subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. Melco Resorts Macau must notify the Chief Executive of Macau five business days in advance of any decision related to dividend distribution in an amount greater than MOP500 million (equivalent to approximately US$62.4 million).

Our MRM 2015 Credit Facilities, Studio City Notes, SCC 2021 Credit Facilities, SCC 2024 Revolving Facilities and other indebtedness we may incur contain, or may be expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs — We cannot assure you that we will make dividend payments in the future.”

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

With regard to our operations in Cyprus, no foreign exchange controls exist and there is a free flow of capital into and out of Cyprus. There are no restrictions on remittances of Euros or any other currency from Cyprus to persons not resident in Cyprus for the purpose of paying dividends or otherwise. There are no restrictions on the import or export of local or foreign currency. However, amounts exceeding EUR10,000 (equivalent to approximately US$11,765 in cash (or its equivalent) or in gold must be declared at the Customs and Excise department desk at the control point through which the traveler enters or leaves the Republic of Cyprus.

With regard to our operations in Sri Lanka, subject to prevalent foreign exchange regulations, international transactions necessitating a transfer of foreign exchange into or from Sri Lanka are generally permitted, subject to facilitating local banks assessing bona fides of the parties and the transaction. Individuals need to make a declaration to Sri Lanka Customs if they arrive to the country carrying an amount of foreign currency exceeding US$15,000 or depart the country carrying an amount exceeding US$10,000.

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

United States Federal Income Taxation

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. The effects of any applicable state or local laws and other U.S. federal tax laws such as estate and gift tax laws, and the impact of any alternative minimum tax and the Medicare contribution tax on net investment income, are not discussed. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment), and that have the U.S. dollar as their functional currency. This discussion is based on the Code and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to this paragraph. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

The value of the H.K. dollar, Pataca, the Philippine peso, the Euro and Sri Lankan rupee against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subject to fluctuations. Any significant fluctuations in exchange rates between the H.K. dollar, Pataca, the Philippine peso, the Euro or the Sri Lankan rupee to the U.S. dollar may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2025, in addition to H.K. dollars, Patacas and Philippine pesos, Euros and Sri Lankan rupees, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the year ended December 31, 2025. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs. In September 2025, the Group entered into two cross-currency swap arrangements to manage foreign exchange rate risk associated with the interest and principal payments under the 2033 MRF Senior Notes. Under the cross-currency swap arrangement, the Group pays interest and principal in H.K. dollars and receives interest and principal in U.S. dollars. We review our overall foreign exchange risk on an ongoing basis.

See note 10 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2025.

Major currencies in which our cash and bank balances (including restricted cash) are held as of December 31, 2025 were the U.S. dollar, the H.K. dollar, the Philippine peso, the Euro, the Pataca and the Sri Lankan rupee. Based on the cash and bank balances as of December 31, 2025, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$10.2 million for the year ended December 31, 2025.

Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of December 31, 2025, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$9.7 million for the year ended December 31, 2025.

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

As of December 31, 2025, we were subject to fluctuations in HIBOR as a result of our MRM 2015 Credit Facilities, MN1 2020 Revolving Facilities, SCC 2021 Credit Facilities and SCC 2024 Revolving Facilities. As of December 31, 2025, we had four floating-for-fixed interest rate swap agreements with total nominal amount of HK$5.88 billion (equivalent to US$755.7 million) to manage interest rate risk on its loan under the MN1 2020 Revolving Facilities.

As of December 31, 2025, approximately 86% of our total gross indebtedness was based on fixed rates. Based on our December 31, 2025 indebtedness and interest rate swap level, an assumed 100 basis point change in HIBOR would cause our annual interest cost to change by approximately US$2.1 million.

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

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

Persons depositing shares are charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus distributions and other distributions (except where converted to cash), and for each surrender of ADSs in exchange for deposited securities, including cash distributions made pursuant to a cancellation or withdrawal. The fee in each case is not in excess of US$5.00 for each 100 ADSs (or fraction thereof) issued or surrendered. Any holder of ADSs is charged a fee not in excess of US$5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights. The depositary also charges a fee not in excess of US$5.00 per 100 ADSs held for the distribution of cash proceeds pursuant to cash dividends, sale of rights and other entitlements, not made pursuant to a cancellation or withdrawal. The depositary may also charge an annual fee not in excess of US$5.00 per 100 ADSs for the operation and maintenance costs in administering the ADSs. Holders of ADSs, beneficial owners of ADSs, persons depositing shares and persons surrendering ADSs for cancellation and withdrawal of deposited securities may also be required to pay the following charges:

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

In 2025, we did not receive any fees or other payments from the depositary.

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

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2025, our Company’s internal control over financial reporting is effective based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Our Company’s independent registered public accounting firm’s report on the effectiveness of our internal control over financial reporting appears under “Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting” in their report appearing on pages F-5 to F-6 of this annual report on Form 20-F.

Changes in Internal Controls Over Financial Reporting

There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Mr. John Peter Ben Wang qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit and risk committee satisfies the “independence” requirements of the Nasdaq corporate governance rules and Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees.”

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

	Year Ended December 31,
	2025	2024
	(In thousands of US$)
Audit fees(1)	$2,533	$2,342
Audit-related fees(2)	220	362
Tax fees(3)	158	530
All other fees(4)	71	20

Notes:

(1)	“Audit fees” means the aggregate fees in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” primarily include the aggregate fees for professional services provided in connection with issuance of senior notes by the Company and other assurance services.

(3)	“Tax fees” include the aggregate fees for tax compliance and tax advice services.

(4)	“All other fees” represent an annual charge for an online technical accounting research tool and other advisory service.

The policy of our audit and risk committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services.

For the years ended December 31, 2025 and 2024, none of the total audit-related, tax and all other fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, respectively.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about repurchases made by us and our affiliated purchasers in the fiscal year ended December 31, 2025.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program (1)	Maximum Dollar Value of Ordinary Shares that May Yet be Purchased Under Publicly Announced Program
		(US$)		(US$)
January 2025	3,245,439	1.82	65,384,124	382,430,370
February 2025	8,038,341	1.78	73,422,465	368,098,963
March 2025	14,566,110	1.79	87,988,575	341,985,985
April 2025	66,087,621	1.66	154,076,196	232,260,417
May 2025	5,098,158	1.76	159,174,354	223,289,623
June 2025	—	—	159,174,354	223,289,623
July 2025	—	—	159,174,354	223,289,623
August 2025	—	—	159,174,354	223,289,623
September 2025	—	—	159,174,354	223,289,623
October 2025	—	—	159,174,354	223,289,623
November 2025	—	—	159,174,354	223,289,623
December 2025	—	—	159,174,354	223,289,623

Total	97,035,669	1.70	159,174,354	223,289,623

Note:

(1)	Represents the total number of ordinary shares purchased under our US$500 million share repurchase program that has been effective for a three-year period commencing on June 2, 2024.

During the period from January 1, 2026 up to March 11, 2026, we repurchased 2,459,799 ordinary shares at an average price of approximately US$1.81 per ordinary share under the 2024 Share Repurchase Program. Following such repurchases, the maximum dollar value of ordinary shares that may yet be purchased under the 2024 Share Repurchase Program is approximately US$218.8 million.

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

19
9

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
Our cybersecurity risk management team, including our chief information security officer, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our cybersecurity risk management team’s experience includes previous work experience in cybersecurity and risk management roles in various industries including financial services and technology. Our cybersecurity risk management team also holds multiple security credentials such as Certified Information Systems Auditor, Certified Information Systems Security Professional, Certified Information Security Manager, ISO Lead Auditor Practitioner, and Certified in Risk and Systems Information Control certifications as well as various technology certifications. The team also engages leading cybersecurity and forensic incident response external service providers to provide extensive capability to run, review, challenge and advise on operational enhancements, and provide incident response capability during an incident, as required.
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

20
0

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Melco Resorts and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association adopted on March 29, 2017 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among the Company, the depositary and the holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Deed of Variation and Amendment dated July 27, 2007 between our Company, Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.5	Form of Registration Rights Agreement among our Company, Melco Leisure and Entertainment Group Limited and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Amendment No. 1 and Joinder to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of February 9, 2017 (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.7	Amendment No. 2 to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of May 15, 2017 (incorporated by reference to Exhibit 2.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.8	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-33178), filed with the SEC on March 31, 2022)

Exhibit Number	Description of Document

2.9	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.10	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013 (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.11	Seventh Amendment in Respect of the Senior Facilities Agreement, dated June 19, 2015, between Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.45 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

2.12	Amendments, Waivers and Consent Request Letter, dated October 26, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.46 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

2.13	Supplemental Amendments, Waivers and Consent Request Letter, dated November 16, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.47 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

2.14	Amended and Restated Credit Agreement relating to Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility dated November 23, 2016 (incorporated by reference to Exhibit 99.7 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.15	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated March 15, 2021, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated by reference to Exhibit 2.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

Exhibit Number	Description of Document

2.16	Amendment and Restatement Agreement dated February 7, 2022 (in respect of the Intercreditor Agreement originally dated December 1, 2016) among Studio City Company Limited, the guarantors of the 7.000% senior secured notes due 2027, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others (incorporated by reference to Exhibit 2.26 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-33178), filed with the SEC on March 31, 2022)

2.17	Amended and Restated Credit Agreement relating to the HK$233 million revolving credit facility and HK$1 million term loan facility dated November 29, 2024, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated by reference to Exhibit 2.17 from our annual report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-33178), filed with the SEC on March 21, 2025)

2.18	Senior Facilities Agreement, dated April 29, 2020, entered into between, among others, MCO Nominee One Limited, as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators regarding the MN1 2020 Revolving Facilities (incorporated by reference to Exhibit 2.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.19	Amendment and Restatement Agreement dated June 29, 2023 (in respect of the Senior Facilities Agreement originally dated April 29, 2020 regarding the MN1 2020 Revolving Facilities) among MCO Nominee One Limited, MCO Investments Limited, Melco Resorts Finance Limited, MCO International Limited, and Bank of China Limited, Macau Branch (incorporated by reference to Exhibit 2.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-33178), filed with the SEC on March 22, 2024)

2.20	Second Amendment and Restatement Agreement dated April 8, 2024 (in respect of the Senior Facilities Agreement originally dated April 29, 2020 regarding the MN1 2020 Revolving Facilities) among MCO Nominee One Limited, MCO Investments Limited, Melco Resorts Finance Limited, MCO International Limited, and Bank of China Limited, Macau Branch (incorporated by reference to Exhibit 2.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-33178), filed with the SEC on March 21, 2025)

2.21	Indenture dated June 6, 2017 relating to Melco Resorts Finance Limited’s 4.875% 2025 MRF Senior Notes (incorporated by reference to Exhibit 2.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.22	Indenture dated April 26, 2019 relating to Melco Resorts Finance Limited’s 5.250% 2026 MRF Senior Notes (incorporated by reference to Exhibit 2.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-33178), filed with the SEC on March 31, 2020)

2.23	Indenture dated July 17, 2019 relating to Melco Resorts Finance Limited’s 5.625% 2027 MRF Senior Notes (incorporated by reference to Exhibit 2.29 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-33178), filed with the SEC on March 31, 2020)

2.24	Indenture dated December 4, 2019 relating to Melco Resorts Finance Limited’s 5.375% 2029 MRF Senior Notes (incorporated by reference to Exhibit 2.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-33178), filed with the SEC on March 31, 2020)

Exhibit Number	Description of Document

2.25	Indenture dated July 15, 2020 relating to Studio City Finance Limited’s 6.000% 2025 SCF Senior Notes (incorporated by reference to Exhibit 2.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.26	Indenture dated July 15, 2020 relating to Studio City Finance Limited’s 6.500% 2028 SCF Senior Notes (incorporated by reference to Exhibit 2.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.27	Indenture dated July 21, 2020 relating to Melco Resorts Finance Limited’s 5.750% 2028 MRF Senior Notes (incorporated by reference to Exhibit 2.34 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.28	Indenture dated January 14, 2021 relating to Studio City Finance Limited’s 5.000% 2029 SCF Senior Notes (incorporated by reference to Exhibit 2.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-33178), filed with the SEC on March 31, 2021)

2.29	Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, as issuer, the guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-33178), filed with the SEC on March 31, 2022)

2.30	Supplemental Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent, and Deutsche Bank Trust Company Americas, as the trustee (incorporated by reference to Exhibit 2.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-33178), filed with the SEC on March 31, 2022)

2.31	Credit Facilities Agreement, dated November 29, 2024, entered into between, among others, Studio City Investments Limited, as parent, Studio City Company Limited, as borrower, and Bank of China Limited, Macau Branch, as agent, and Industrial and Commercial Bank of China (Macau) Limited regarding the SCC 2024 Revolving Facilities (incorporated by reference to Exhibit 2.31 from our annual report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-33178), filed with the SEC on March 21, 2025)

2.32	Guarantee by Studio City International Holdings Limited, dated November 29, 2024, in relation to the SCC 2024 Revolving Facilities (incorporated by reference to Exhibit 2.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-33178), filed with the SEC on March 21, 2025)

2.33	Indenture dated April 17, 2024 relating to Melco Resorts Finance Limited’s 7.625% 2032 MRF Senior Notes (incorporated by reference to Exhibit 2.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-33178), filed with the SEC on March 21, 2025)

2.34*	Indenture dated September 24, 2025 relating to Melco Resorts Finance Limited’s 6.500% 2033 MRF Senior Notes

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit Number	Description of Document

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our Company and an executive officer (incorporated herein by reference to Exhibit 4.3 from our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-33178), filed with the SEC on March 31, 2022)

4.4	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.6	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation and MPHIL Holdings No. 2 Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.7	Contract of Lease, dated October 25, 2012, between Belle Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.8	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation, MPHIL Holdings No. 2 Corporation, MCO Projects Limited and Melco Property Development Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.9	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MPHIL Holdings No. 2 Corporation, MPHIL Holdings No. 1 Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.10	2011 Share Incentive Plan, as amended, approved at the extraordinary general meeting on December 7, 2016 (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

4.11	English Translation of the Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 100/2001 dated October 9, 2001, in relation to the Studio City land concession (incorporated by reference to Exhibit 10.19 from Studio City International’s registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

Exhibit Number	Description of Document

4.12	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 31/2012 dated July 19, 2012, in relation to the Studio City land concession (incorporated by reference to Exhibit 10.20 from Studio City International’s registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.13	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 92/2015 dated September 10, 2015, in relation to the Studio City land concession (incorporated by reference to Exhibit 10.21 from Studio City International’s registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.14	Amended and Restated Shareholders’ Agreement, entered into among MCO Cotai Investments Limited, New Cotai, LLC, the Company and SCI in relation to SCI (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No.001-33178), filed with the SEC on March 29, 2019)

4.15	Shareholders’ Agreement, dated July 31, 2019, between The Cyprus Phassouri (Zakaki) Limited, MCO Europe Holdings (NL) B.V., ICR Cyprus Holdings Limited and Melco Resorts & Entertainment Limited relating to ICR Cyprus Holdings Limited (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.16	Supplemental Agreement, dated March 22, 2021, to the Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MPHIL Holdings No. 2 Corporation, MPHIL Holdings No. 1 Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

4.17	Supplemental Agreement, dated March 22, 2021, to the Contract of Lease, dated October 25, 2012, between Belle Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

4.18	2021 Share Incentive Plan (as amended) (incorporated by reference to Exhibit 4.6 of post-effective amendment no. 1 to our registration statement on Form S-8 (File No. 333-261554), filed with the SEC on June 13, 2024)

4.19	English Translation of the Provisions of the Concession Contract (incorporated by reference to Exhibit 99.3 from our Current Report on Form 6-K (File No. 001-33178), furnished with the SEC on December 19, 2022)

4.20	Studio City Casino Agreement by and among Studio City Entertainment Limited and Melco Resorts (Macau) Limited, dated June 23, 2022 (incorporated by reference to Exhibit 4.19 from Studio City International’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-38699), filed with the SEC on March 31, 2023)

8.1*	List of Significant Subsidiaries

11.1*	Policy for the Prevention of Insider Trading

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Singapore) Limited Liability Partnership

15.2*	Consent of Deloitte & Touche LLP

15.3*	Consent of Ernst & Young LLP, Singapore

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No.001-33178), filed with the SEC on March 22, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

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

MELCO RESORTS & ENTERTAINMENT LIMITED

Date: March 13, 2026	By:	/s/ Lawrence Yau Lung Ho
Name: Lawrence Yau Lung Ho
Title: Chairman and Chief Executive Officer

MELCO RESORTS & ENTERTAINMENT LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 1046 and 1247)	F-2

Consolidated Balance Sheets as of December 31, 2025 and 2024	F-7

Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024 and 2023	F-9

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2025, 2024 and 2023	F-11

Consolidated Statements of Deficit for the Years Ended December 31, 2025, 2024 and 2023	F-12

Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023	F-13

Notes to Consolidated Financial Statements for the Years Ended December 31, 2025, 2024 and 2023	F-15

Schedule 1 – Melco Resorts & Entertainment Limited Condensed Financial Statements as of December 31, 2025 and 2024 and for the Years Ended December 31, 2025, 2024 and 2023	F-79

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Melco Resorts & Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, deficit and cash flows, for each of the two years in the period ended December 31, 2025 and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control — Integrated Framework
(2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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

Goodwill impairment assessment - Refer to Note 2(k) and 6 to the financial statements
Critical Audit Matter Description
The goodwill balance was US$
23.5
 million as of December 31, 2025, all of which was allocated to the Mocha and Other (“Mocha”) reporting unit. The Company recognized a goodwill impairment charge of US$
57.9
million related to this reporting unit during the year, as a result of the cessation of operations of three Mocha clubs. The Company’s evaluation of goodwill for impairment involves comparing the fair value of the reporting unit’s remaining operations to its carrying value. The Company used the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to discount rates and forecasted cash flows. Changes in these assumptions could have a significant impact on the fair value determination and the amount of the impairment charge recognized.
Given the significant judgments made by management to estimate the fair value of Mocha, performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the discount rates and forecasts of future cash flows of Mocha required a high degree of auditor judgment and an increased extent of effort.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the discount rates and forecasts of future cash flows used by management to estimate the fair value of Mocha included the following, among others:

•
We tested the design and operating effectiveness of controls over management’s goodwill impairment evaluation, including those over the determination of the fair value of Mocha, including controls related to management’s determination and review over the discount rates and forecasts of future cash flows;

•
We evaluated management’s ability to accurately forecast future revenue and operating margin by performing retrospective analyses of management’s historical forecasts by comparing to the actual results;

•	We evaluated the reasonableness of significant assumptions and estimates included in the forecast by:

•
Involving our specialists to evaluate the reasonableness of the discount rates, including testing the market-based source information underlying the determination of the discount rates and testing the mathematical accuracy of the calculation; and

•
Evaluating the reasonableness of management’s forecast of revenue, expenses and the long-term growth rate through inquiry with management and by comparing the forecasts to (1) the historical operating results, (2) internal communications to management and the board of directors, (3) external communications made by management to analysts and investors, (4) industry reports containing analyses of the Company and its competitors, and (5) evidence obtained in other areas of the audit; and

•	We performed sensitivity analysis based on reasonably possible changes in the significant assumptions.
/s/ Deloitte & Touche LLP
Singapore
March 13, 2026
We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of operations, comprehensive loss, deficit and cash flows of Melco Resorts & Entertainment Limited (the Company) for the year ended December 31, 2023, and the related notes and financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
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
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We served as the Company’s auditor from 2022 to 2024.
Singapore
March 22, 2024, except for Note 22, as to which the date is March 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Melco Resorts & Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 13, 2026, expressed an unqualified opinion on those financial statements.
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
/s/ Deloitte & Touche LLP
Singapore
March 13, 2026

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$1,023,199	$1,147,193
Restricted cash	—	368
Accounts receivable, net of allowances for credit losses of $ 118,938 and $128,010	126,405	144,211
Receivables from affiliated companies	887	2,422
Inventories	36,919	32,452
Prepaid expenses and other current assets	81,790	102,521

Total current assets	1,269,200	1,429,167

Property and equipment, net	5,157,443	5,272,500
Intangible assets, net	270,903	288,710
Goodwill	23,490	82,090
Long-term prepayments, deposits and other assets, net of allowances for credit losses of nil and $2,391	129,428	131,850
Restricted cash	125,235	125,511
Operating lease right-of-use assets	76,935	89,164
Land use rights, net	545,054	566,351

Total assets	$7,597,688	$7,985,343

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$25,910	$24,794
Accrued expenses and other current liabilities	1,076,150	1,054,018
Income tax payable	29,208	38,009
Operating lease liabilities, current	18,998	18,590
Finance lease liabilities, current	33,327	33,817
Current portion of long-term debt, net	—	21,597
Payables to affiliated companies	719	39

Total current liabilities	1,184,312	1,190,864

Long-term debt, net	6,747,918	7,135,825
Other long-term liabilities	309,799	315,299
Deferred tax liabilities, net	34,590	36,708
Operating lease liabilities, non-current	76,108	80,673
Finance lease liabilities, non-current	148,590	165,938

Total liabilities	$8,501,317	$8,925,307

Commitments and contingencies (Note 20)

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS
 - continued
(In thousands, except share and per share data)

	December 31,
	2025	2024
Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,351,540,382 and 1,351,540,382 shares issued; 1,172,055,466 and 1,259,138,299 shares outstanding, respectively	$13,515	$13,515
Treasury shares, at cost; 179,484,916 and 92,402,083 shares, respectively	(356,835)	(216,626)
Additional paid-in capital	2,988,714	2,985,730
Accumulated other comprehensive losses	(63,712)	(95,750)
Accumulated losses	(3,828,284)	(4,013,329)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,246,602)	(1,326,460)
Noncontrolling interests	342,973	386,496

Total deficit	(903,629)	(939,964)

Total liabilities and deficit	$7,597,688	$7,985,343

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended December 31,
	2025	2024	2023
Operating revenues:
Casino	$4,247,025	$3,772,655	$3,077,312
Rooms	443,985	422,565	338,224
Food and beverage	290,718	285,933	208,885
Entertainment, retail and other	181,571	157,060	150,826

Total operating revenues	5,163,299	4,638,213	3,775,247

Operating costs and expenses:
Casino	(2,736,452)	(2,524,565)	(2,034,848)
Rooms	(148,421)	(127,884)	(87,637)
Food and beverage	(245,649)	(230,284)	(163,492)
Entertainment, retail and other	(96,588)	(79,169)	(76,704)
General and administrative	(657,358)	(568,701)	(488,127)
Payments to the Philippine Parties	(37,181)	(41,939)	(42,451)
Pre-opening costs	(50,562)	(20,852)	(43,994)
Development costs	(7,619)	(5,433)	(1,202)
Amortization of land use rights	(19,970)	(19,956)	(22,670)
Depreciation and amortization	(523,592)	(521,582)	(520,726)
Property charges and other	(39,481)	(13,221)	(228,437)

Total operating costs and expenses	(4,562,873)	(4,153,586)	(3,710,288)

Operating income	600,426	484,627	64,959

Non-operating income (expenses):
Interest income	8,482	15,766	23,305
Interest expense, net of amounts capitalized	(464,904)	(486,721)	(492,391)
Other financing costs	(6,701)	(7,362)	(4,372)
Foreign exchange gains (losses ) , net	8,739	(15,492)	2,232
Other income, net	2,999	3,833	2,748
(Loss) gain on extinguishment of debt	(756)	(1,000)	1,611

Total non-operating expenses, net	(452,141)	(490,976)	(466,867)

Income (loss) before income tax	148,285	(6,349)	(401,908)
Income tax expense	(2,829)	(21,610)	(13,422)

Net income (loss)	145,456	(27,959)	(415,330)
Net loss attributable to noncontrolling interests	39,589	71,502	88,410

Net income (loss) attributable to Melco Resorts & Entertainment Limited	$185,045	$43,543	$(326,920)

Net income (loss) attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.155	$0.034	$(0.249)

Diluted	$0.154	$0.034	$(0.249)

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
 - continued
(In thousands, except share and per share data)

	Year Ended December 31,
	2025	2024	2023
Weighted average shares outstanding used in net income (loss) attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,193,982,891	1,296,361,341	1,314,605,173

Diluted	1,201,885,223	1,299,430,914	1,314,605,173

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31,
	2025	2024	2023
Net income (loss)	$145,456	$(27,959)	$(415,330)
Other comprehensive income (loss):
Foreign currency translation adjustments	28,644	17,072	13,310
Change in fair value of interest rate swaps, net	(731)	—	—
Other	414	(3,103)	—

Other comprehensive income	28,327	13,969	13,310

Total comprehensive income (loss)	173,783	(13,990)	(402,020)
Comprehensive loss attributable to noncontrolling interests	43,300	60,382	88,470

Comprehensive income (loss) attributable to Melco Resorts & Entertainment Limited	$217,083	$46,392	$(313,550)

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
(In thousands, except share and per share data)

	Melco Resorts & Entertainment Limited Shareholders’ Deficit
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Losses	Noncontrolling Interests	Total Deficit
	Shares	Amount	Shares	Amount
Balance as at January 1, 2023	1,445,052,143	$14,451	(109,744,816)	$(241,750)	$3,218,895	$(111,969)	$(3,729,952)	$535,963	$(314,362)
Net loss	—	—	—	—	—	—	(326,920)	(88,410)	(415,330)
Foreign currency translation adjustments	—	—	—	—	—	13,370	—	(60)	13,310
Share-based compensation	—	—	—	—	48,336	—	—	4	48,340
Shares repurchased by the Company	—	—	(40,373,076)	(169,836)	—	—	—	—	(169,836)
Retirement of repurchased shares	(40,373,076)	(404)	40,373,076	108,375	(107,971)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	16,254,282	47,903	(49,452)	—	—	—	(1,549)
Exercise of share options	—	—	82,242	240	(14)	—	—	—	226
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(582)	—	—	(90)	(672)
Dividends declared to noncontrolling interests	—	—	—	—	—	—	—	(177)	(177)

Balance as at December 31, 2023	1,404,679,067	14,047	(93,408,292)	(255,068)	3,109,212	(98,599)	(4,056,872)	447,230	(840,050)
Net income (loss)	—	—	—	—	—	—	43,543	(71,502)	(27,959)
Foreign currency translation adjustments	—	—	—	—	—	5,941	—	11,131	17,072
Other	—	—	—	—	—	(3,092)	—	(11)	(3,103)
Share-based compensation	—	—	—	—	27,902	—	—	3	27,905
Shares repurchased by the Company	—	—	(62,138,685)	(112,292)	—	—	—	—	(112,292)
Retirement of repurchased shares	(53,138,685)	(532)	53,138,685	121,521	(120,989)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	10,006,209	29,213	(29,803)	—	—	—	(590)
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(592)	—	—	(151)	(743)
Dividends declared to noncontrolling interests	—	—	—	—	—	—	—	(204)	(204)

Balance as at December 31, 2024	1,351,540,382	13,515	(92,402,083)	(216,626)	2,985,730	(95,750)	(4,013,329)	386,496	(939,964)
Net income (loss)	—	—	—	—	—	—	185,045	(39,589)	145,456
Foreign currency translation adjustments	—	—	—	—	—	32,357	—	(3,713)	28,644
Change in fair value of interest rate swaps, net	—	—	—	—	—	(731)	—	—	(731)
Other	—	—	—	—	—	412	—	2	414
Share-based compensation	—	—	—	—	28,552	—	—	3	28,555
Shares repurchased by the Company	—	—	(97,035,669)	(166,010)	—	—	—	—	(166,010)
Issuance of shares for restricted shares vested	—	—	9,676,248	25,084	(25,533)	—	—	—	(449)
Exercise of share options	—	—	276,588	717	(35)	—	—	—	682
Dividends declared to noncontrolling interests	—	—	—	—	—	—	—	(226)	(226)

Balance as at December 31, 2025	1,351,540,382	$13,515	(179,484,916)	$(356,835)	$2,988,714	$(63,712)	$(3,828,284)	$342,973	$(903,629)

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income (loss)	$145,456	$(27,959)	$(415,330)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	543,562	541,538	543,396
Amortization of deferred financing costs and original issue premiums	20,252	20,769	19,461
Net reversal of interest accretion on lease and other financial liabilities	(13,511)	(11,784)	(8,133)
Net loss on disposal of property and equipment	2,304	1,590	443
Impairment of long-lived assets	4,145	3,316	207,608
Impairment of goodwill	57,924	—	—
Net gain on disposal of assets held for sale	—	—	(4,468)
Provision for (reversal of) credit losses	12,497	2,931	(3,351)
Provision for input value-added tax	5,799	5,865	6,665
Loss (gain) on extinguishment of debt	756	1,000	(1,611)
Share-based compensation	29,270	27,368	35,473
Change in fair value of derivative asset/liability	2,902	—	—
Other	414	(3,103)	—
Changes in operating assets and liabilities:
Accounts receivable	4,954	(53,941)	(31,526)
Inventories, prepaid expenses and other	20,499	5,123	20,176
Long-term prepayments, deposits and other	(6,588)	28,346	16,573
Accounts payable, accrued expenses and other	(16,853)	82,009	212,377
Other long-term liabilities	4,333	3,588	24,937

Net cash provided by operating activities	818,115	626,656	622,690

Cash flows from investing activities:
Acquisition of property and equipment	(307,218)	(227,760)	(124,101)
Acquisition of intangible and other assets	(18,882)	(39,240)	(6,864)
Payments for capitalized construction costs	(15,880)	(34,181)	(132,923)
Proceeds from sale of property and equipment	205	374	530
Proceeds from sale of assets held for sale	—	—	14,845
Proceeds from loan repayment from an affiliated company	—	—	200,000

Net cash used in investing activities	$(341,775)	$(300,807)	$(48,513)

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
 - continued
(In thousands)

	Year Ended December 31,
	2025	2024	2023
Cash flows from financing activities:
Repayments of long-term debt	$(2,093,985)	$(1,169,579)	$(2,201,562)
Repurchase of shares	(166,010)	(112,292)	(169,836)
Payments of intangible assets liabilities	(9,519)	(8,723)	(7,981)
Payments of financing costs	(4,994)	(36,950)	(530)
Dividends paid	(78)	(344)	(314)
Proceeds from exercise of share options	682	—	226
Proceeds from long-term debt	1,670,787	850,282	1,251,544
Purchase of shares of a subsidiary	—	(743)	(671)

Net cash used in financing activities	(603,117)	(478,349)	(1,129,124)

Effect of exchange rate on cash, cash equivalents and restricted cash	2,139	(10,264)	2,326

Decrease in cash, cash equivalents and restricted cash	(124,638)	(162,764)	(552,621)
Cash, cash equivalents and restricted cash at beginning of year	1,273,072	1,435,836	1,988,457

Cash, cash equivalents and restricted cash at end of year	$1,148,434	$1,273,072	$1,435,836

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(460,626)	$(473,233)	$(490,910)
Cash paid for income taxes, net of refunds	$(13,746)	$(10,145)	$(1,001)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(18,641)	$(20,769)	$(17,135)
Repayments of long-term debt to related parties	$(2,586)	$(30,705)	$(886)
Non-cash disclosures:
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modifications	$5,445	$37,587	$22,365
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$40,047	$47,144	$28,543
Change in accrued expenses and other current liabilities and other long-term liabilities related to construction costs	$152	$5,990	$4,429
Change in accrued expenses and other current liabilities related to acquisition of intangible assets	$4,402	$—	$6,280
Change in other current and other long-term liabilities arising from recognition of intangible assets	$30	$881	$312,647
Transfer of property and equipment to assets under sales-type lease and included in prepaid expenses and other current assets and long-term prepayments, deposits and other assets	$1,783	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information
Melco Resorts & Entertainment Limited
(“Melco
Resorts
”)
is incorporated in the Cayman Islands and its American depositary shares (“ADSs”) are listed on the Nasdaq Global Select Market under the symbol “MLCO” in the United States of America (the “U.S.”).
Melco Resorts, together with its subsidiaries (collectively referred to as the “Company”), is a developer, owner and operator of integrated resort facilities in Asia and Europe. In the Macau Special Administrative Region of the People’s Republic of China (“Macau”), the Company operates its gaming business through its subsidiary, Melco Resorts (Macau) Limited (“MRM”), a holder of a ten-year
concession to operate games of fortune and chance in casinos in Macau which commenced on January 1, 2023 and ends on December 31, 2032 (the “Concession”). The Company currently operates City of Dreams and Altira Macau, integrated resorts located in Cotai and Taipa, Macau, respectively. As part of the Company’s development strategy and in accordance with Macau gaming law, Grand Dragon Casino, a casino located in Taipa, Macau, and three of the six Mocha Clubs, which comprise non-casino
based operations of electronic gaming machines in Macau, ceased operations between the period from September to December 2025. Following these closures, the gaming tables and electronic gaming machines were reallocated to the Company’s other gaming areas in Macau. The Company has submitted relevant application for the continuing operations of the remaining three Mocha Clubs, namely Mocha Inner Harbour, Mocha Hotel Sintra and Mocha Golden Dragon beyond December 31, 2025, and such application has been approved by the Macau government. On February 10, 2026, the Company entered into an amendment agreement to the concession agreement to reflect the permanent cessation of operations of the Grand Dragon Casino and three Mocha Clubs effective from January 1, 2026. Melco Resorts, through its subsidiaries, including Studio City International Holdings Limited (“SCIH”), which is majority-owned by Melco Resorts and its ADSs are listed on the New York Stock Exchange in the U.S., also operates Studio City, a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a majority-owned subsidiary of Melco Resorts operates and manages City of Dreams Manila, an integrated resort in the Entertainment City complex in Manila. In Europe, Melco Resorts, through its majority-owned subsidiaries, operates City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (“Cyprus”), and licensed satellite casinos in Cyprus (collectively, the “Cyprus Operations”). In South Asia, a subsidiary of Melco Resorts currently holds a casino license granted by the government of the Democratic Socialist Republic of Sri Lanka (“Sri Lanka”) (the “Sri Lanka License”) for a term of
20
years effective from April 1, 2024, to operate a casino business (the “Sri Lanka Casino”) which had an initial opening on August 1, 2025, in an integrated resort branded as “City of Dreams Sri Lanka” in Colombo, Sri Lanka, developed by a subsidiary of John Keells Holdings PLC (“John Keells”), an independent third party.
Melco International Development Limited (“Melco International” or “Ultimate Parent”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of
Melco
Resorts
.

(b)	Recent Developments Related to Business Operations
City of Dreams Mediterranean continues to be impacted by the on-going military conflicts in the Middle East, including between the U.S., Israel and Iran, and between Russia and Ukraine, and restrictions on the ability to accept certain customers from Russia, all of which have a negative impact on the Company’s business, and may materially and adversely affect the Company’s business in

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
In July 2025, a subsidiary of Melco Resorts, as a hotel manager, entered into a management agreement (effective as of July 15, 2025) with a subsidiary of John Keells, owner of the hotel property, to provide management services to operate the top five floors of the hotel tower at City of Dreams Sri Lanka, as a “Nüwa” hotel (“Nüwa Sri Lanka”), which opened to the public on July 15, 2025.
As of December 31, 2025, the Company had cash and cash equivalents of $
1,023,199
and available unused borrowing capacity of $
1,311,640
of which $
1,231,606
is available to draw, subject to the satisfaction of certain conditions precedent.
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
Resorts
and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(b)	Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. Estimates are used for, but not limited to, inputs into the Company’s estimated allowances for deferred tax assets and credit losses, useful lives and recoverability of long-lived assets and intangible assets, inputs in calculating the fair values of share option and derivative instruments, litigation and contingency estimates. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

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
The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current
portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash mainly represents cash deposits in (i) collateral bank accounts for bank guarantees as disclosed in Note 3; and (ii) collateral bank accounts associated with borrowings under the credit facilities as disclosed in Note 10.

(f)	Accounts Receivable and Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of casino accounts receivable. The Company issues credit pursuant to gaming credit facilities entered into with casino customers following a review of their creditworthiness. Credit is/can be given to gaming promoters in the Philippines and Cyprus. These receivables can be offset against commissions payable and any other payments due by the Company to customers and gaming promoters. As of December 31, 2025 and 2024, a substantial portion of the Company’s markers issued pursuant to gaming credit facilities were due from customers residing in various countries and from licensed gaming promoters. Business and economic conditions, the legal enforceability of gaming debts, foreign currency control measures or other significant circumstances in these countries could affect the collectability of receivables from customers and gaming promoters.
Accounts receivable, including casino, hotel and other receivables, are typically non-interest
bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts and reflects the net amount the Company expects to collect. The allowance for credit losses is estimated based on specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of customers, current business and economic conditions, and management’s expectations of future business and economic conditions.
As of December 31, 2025 and 2024, the credit risks associated with certain casino accounts receivable are mitigated because they are secured by properties with equal or greater value to the carrying amount of the related accounts receivable. Management believes that as of December 31, 2025 and 2024, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories
Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in,
first-out,
weighted average and specific identification methods.

(h)	Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets represent current assets that are typically used up or expire within the normal operating cycle of the Company. The prepaid expenses as of December 31, 2025 and 2024 were $
41,619
and $59,264, respectively, and the other current assets as of December 31, 2025 and 2024 were $
40,171
and $43,257, respectively.

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
During the construction and development stage of the Company’s integrated resort facilities, direct and incremental costs related to the design and construction, including costs under construction contracts, duties and tariffs, equipment installations, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest, including amortization of deferred financing costs and the net interest of related interest rate hedging instruments designated for hedge, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activities are substantially suspended.
Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated resort facilities are completed and opened.
Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Freehold land	Not depreciated
Land improvements	5 years
Buildings and improvements	4 to 40 years
Transportation	5 to 10 years
Leasehold improvements	3 to 19 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 15 years
Gaming equipment	18 months to 5 years
During the years ended December 31, 2025, 2024 and 2023, impairments of property and equipment of $
4,073
, $3,120 and $110,033,
as part of the impairment of long-lived assets as described in Note 2(l), were recognized, respectively, and included in property charges and other in the accompanying consolidated statements of operations.

(j)	Capitalized Interest
Interest, including amortization of deferred financing costs and the net interest of related interest rate hedging instruments designated for hedge, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activities are substantially suspended. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year.
Total interest expense incurred amounted to $
466,127
, $487,000 and $518,255, of which $
1,223
, $279 and $25,864 were capitalized during the years ended December 31, 2025, 2024 and 2023, respectively.

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
Intangible assets other than goodwill are amortized over their estimated useful lives unless their useful lives are determined to be indefinite in which case they are not amortized. Intangible assets are stated at cost, net of accumulated amortization, and accumulated impairment, if any. The Company’s finite-lived intangible assets consist of the Concession, the Cyprus License (as defined in Note 6), the Sri Lanka License, internal-use
software, proprietary rights and Mocha Clubs trademarks (as discussed below). Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives on a straight-line basis. Effective from June 9, 2025, the date which Melco Resorts announced the development of Mocha Clubs as disclosed in Note 1, the estimated useful lives of Mocha Clubs trademarks were changed from indefinite useful lives to finite useful lives. Accordingly, the carrying amount is amortized on a straight-line basis over the remaining period of the Concession and the projection period of Mocha Clubs’ future cash flow is also adjusted to the end of the Concession period for impairment testing. The change in estimated useful lives of Mocha Clubs trademarks had no material impact to net income for the year ended December 31, 2025.
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
When performing the impairment analysis for goodwill and intangible assets with indefinite lives, the Company will first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative factors indicate that the carrying amount of the reporting unit is more likely than not to exceed the fair value, then a quantitative impairment test is performed. To perform a quantitative impairment test of intangible assets with indefinite lives, the Company performs an assessment that consists of a comparison of the fair values of the intangible assets with indefinite lives with their carrying amounts. An impairment is recognized in an amount equal to the excess of the carrying amounts over the fair values of the intangible assets with indefinite lives. To perform a quantitative impairment test of goodwill, the Company performs an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. The fair value of the reporting unit is determined using income valuation approaches through the application of the discounted cash flow method. Estimating fair value of the reporting unit involves significant assumptions, including future revenue growth rates, future market conditions, gross margin, discount rate and terminal growth rate, if applicable. If the carrying value of the reporting unit exceeds its fair value, an impairment is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit.
During the year ended December 31, 2025, as a result of three Mocha Clubs ceasing operations between the period from September to December 2025 as disclosed in Note 1, the Company recognized an impairment of goodwill in relation to the Mocha and Other segment of $57,924, which was included

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Goodwill and Intangible Assets - continued

in property charges and other in the accompanying consolidated statements of operations. The fair value of the reporting unit of Mocha and Other was estimated by using level 3 inputs based on income approach and the discount rate adopted in the income approach for the year ended December 31, 2025 was
13.2%. No impairment on goodwill and intangible assets with indefinite lives was recognized during the years ended December 31, 2024 and 2023.
As a part of the impairment of long-lived assets recognized during the years ended December 31, 2025, 2024 and 2023 as described in Note 2(l), the finite-lived intangible assets for Altira Macau as of December 31, 2025 and 2024 were fully impaired.

(l)	Impairment of Long-lived Assets (Other Than Goodwill)
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
and the Company’s earlier cessation of arrangements with gaming promoters in Macau, the Company recognized an impairment of long-lived assets in relation to Altira Macau of $207,608, which was recognized and included in property charges and other in the accompanying consolidated statements of operations. Such amount included the impairment of Altira Macau’s property and equipment of $110,033, and the full impairment of the finite-lived intangible assets, land use rights and operating lease
right-of-use
assets
for Altira Macau of $30,435, $65,172 and $1,968, respectively.
During the years ended December 31, 2025 and 2024, the performance of Altira Macau had not improved and a further impairment of long-lived assets of $
4,145
and $3,316, respectively, were recognized and included in property charges and other in the accompanying consolidated statements of operations, which included impairment of Altira Macau’s property and equipment of $
4,073
and $3,120, and the full impairment of the finite-lived intangible assets for Altira Macau of $
72
and $196, for the respective year. The fair values of the long-lived assets of Altira Macau were estimated by using level 3 inputs based on a combination of income and cost approaches and the discount rates adopted in the income approach for the years ended December 31, 2025, 2024 and 2023 were
14.0
%, 12.6% and 12.3%, respectively.

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

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Deferred Financing Costs - continued

the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

(n)	Land Use Rights
Land use rights represent the upfront land premiums paid for the use of land held under operating leases, which are stated at cost, net of accumulated amortization, and accumulated impairment, if any. Amortization is recognized over the estimated term of the land use rights of 40 years on a straight-line basis. During the year ended December 31, 2023, land use right for Altira Macau was fully impaired, as part of the impairment of long-lived assets as described in Note 2(l). No impairment on land use rights was recognized during the years ended December 31, 2025 and 2024.

(o)	Leases
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
The Company’s lease contracts have lease and
non-lease
components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease
components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, the lease components and non-lease
components are accounted for separately.
During the year ended December 31, 2023, operating lease
right-of-use
assets for Altira Macau were fully impaired, as part of the impairment of long-lived assets as described in Note 2(l). No impairment on operating lease right-of-use
assets was recognized during the years ended December 31, 2025 and 2024.

(p)	Revenue Recognition
The Company’s revenues from contracts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue Recognition - continued

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
The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of two of its externally managed hotels and concluded that it is the controlling entity and is the principal to these arrangements. For the operations of these two externally managed hotels, as the Company is the owner of the hotel properties, the hotel managers operate the respective hotels under management agreements providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel businesses. The Company is the principal and the transactions are, therefore, recognized on a gross basis. When accounting for the operation of the Nüwa Sri Lanka, the subsidiary of Melco Resorts operates as a hotel manager under a management agreement which is not considered as the controlling entity, but an agent and the transactions are, therefore, recognized on a net basis.
The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Company are excluded from revenues. Advance deposits on rooms and convention space and advance ticket sales are recorded as customer deposits until services are

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue Recognition - continued

provided to the customers. Revenues from contracts with multiple goods or services provided by the Company are allocated to each good or service based on its relative standalone selling price.
Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in other revenues and are recognized over the terms of the related agreements on a straight-line basis. Sales-type lease income is included in other revenues and is recognized on an effective interest rate basis at a constant rate of return over the term of the applicable leases using the rate implicit in the leases.
For the hotel property that the Company acts as the hotel manager but not the controlling entity, the Company has performance obligations to provide hotel management services to the owner of the hotel property, and is entitled to receive quarterly base management fees which are a percentage of the revenues of the hotel, and quarterly incentive management fees which are based on a measure of hotel profitability. These fees are variable consideration, as the transaction price is based on percentages of revenue or profit, as defined in the agreements. Base management fees are recognized over the term of the agreement as the hotel revenues occur and incentive management fees are recognized over the term of the agreement based on hotel’s financial results, provided that there is no expectation of a subsequent significant reversal due to projected future hotel performance. Both base management and incentive management fees are included in other revenues. The Company is also entitled to be reimbursed quarterly for costs incurred by the Company in providing certain administrative and support services to the hotel operation, with no added mark-up.
These reimbursements are included in other revenues and recognized over the period the cost incur.
Licensing fees income earned by the Company in granting a third party use of certain Company-owned trademarks in the branding of an integrated resort, which represent a percentage of certain revenues of the integrated resort, are included in other revenues and recognized over the term of the agreement as services are provided.
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

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue Recognition - continued
Contract and Contract-Related Liabilities
 - continued

The following table summarizes the activities related to contract and contract-related liabilities:

	Outstanding Gaming Chips		Loyalty Program Liabilities		Advance Deposits and Ticket Sales
	2025	2024	2025	2024	2025	2024
Balance at January 1	$83,414	$83,012	$39,108	$36,000	$253,338	$250,955
Balance at December 31	84,853	83,414	31,732	39,108	268,353	253,338

Increase (decrease)	$1,439	$402	$(7,376)	$3,108	$15,015	$2,383

(q)	Gaming Taxes and License Fees
The Company is subject to taxes and license fees based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes and license fees (including the Cyprus License Fee (as defined in Note 6) prior to the fulfillment of certain terms under
the Cyprus License
on June 28, 2023),
totaled $2,000,194, $1,818,235 and $1,489,755 for the years ended December 31, 2025, 2024 and 2023, respectively, are mainly recognized as casino expense in the accompanying consolidated statements of operations.

(r)	Pre-opening Costs
Pre-opening
costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations and are expensed as incurred. During the years ended December 31, 2025 and 2024, the Company incurred pre-opening
costs primarily in connection with the development of the Sri Lanka Casino and other enhancement projects at City of Dreams. During the year ended December 31, 2023, the Company incurred pre-opening
costs primarily in connection with the development of Studio City Phase 2 and City of Dreams Mediterranean. The Company also incurs pre-opening
costs on other
one-off
activities related to the marketing of new facilities and operations.

(s)	Development Costs
Development costs include the costs associated with the Company’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

(t)	Advertising and Promotional Costs
The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $168,100, $165,299 and $100,245 for the years ended December 31, 2025, 2024 and 2023, respectively.

(u)	Interest Income
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
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v)	Foreign Currency Transactions and Translations
All transactions in currencies other than functional currencies of Melco Resorts and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the accompanying consolidated statements of operations.
The functional currency of Melco Resorts is the U.S. dollar (“$” or “US$”) and the functional currency of most of Melco Resorts’ foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive income (loss).

(w)	Accounting for Derivative Instruments and Hedging Activities
The Company uses derivative financial instruments such as
floating-for-fixed
interest rate swap and cross-currency swap arrangements to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the MN1 2020 Revolving Facilities as defined in Note 10 and exchange rate fluctuations for the outstanding US$ denominated 2033 MRF Senior Notes as defined in Note 10. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or comprehensive income (loss), depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. There are no credit-risk-related contingent features in our derivative agreements.
Further information on the Company’s interest rate swap and cross-currency swap arrangements is included in Note 9 and Note 10 respectively.

(x)	Comprehensive Income (Loss) and Accumulated Other Comprehensive Losses
Comprehensive income (loss) includes net income (loss) and other non-shareholder
changes in equity, or other comprehensive income (loss). Components of the Company’s comprehensive income (loss) are reported in the accompanying consolidated statements of deficit and consolidated statements of comprehensive income (loss).
As of December 31, 2025 and 2024, the Company’s accumulated other comprehensive losses consisted of the following components, net of noncontrolling interests:

	$		$
	December 31,
	2025		2024
Foreign currency translation adjustments		$(60,301)		$(92,658)
Change in fair value of interest rate swaps, net (1)		(731)		—
Other		(2,680)		(3,092)

Accumulated other comprehensive losses		$(63,712)		$(95,750)

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x)	Comprehensive Income (Loss) and Accumulated Other Comprehensive Losses - continued

(1)	The following table presents the net changes in accumulated other comprehensive losses associated with each year’s hedging activities from interest rate swaps designated as cash flow hedges.

	Year Ended December 31,
	2025	2024	2023
Change in fair value of interest rate swaps, net as of January 1	$—	$—	$—
Change in fair value during the year	(2,761)	—	—
Net loss reclassified from accumulated other comprehensive losses into earnings	2,030	—	—

Change in fair value of interest rate swaps, net as of December 31	$(731)	$—	$—

(y)	Share-based Compensation Expenses
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
Further information on the Company’s share-based compensation arrangements is included in Note 15.

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
The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income (loss) attributable to Melco Resorts & Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2025	2024	2023
Weighted average number of ordinary shares outstanding used in the calculation of basic net income (loss) attributable to Melco Resorts & Entertainment Limited per share	1,193,982,891	1,296,361,341	1,314,605,173

Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	7,902,332	3,069,573	—

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income (loss) attributable to Melco Resorts & Entertainment Limited per share	1,201,885,223	1,299,430,914	1,314,605,173

Anti-dilutive share options and restricted shares excluded from the calculation of diluted net income (loss) attributable to Melco Resorts & Entertainment Limited per share	12,835,178	19,537,045	26,921,336

(ab)	Recent Changes in Accounting Standards
Newly Adopted Accounting Pronouncement
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
2023-09,
“Improvements to Income Tax Disclosures” which includes amendments that further enhance income tax disclosures, primarily through providing additional information in the rate reconciliation and additional disclosures about income taxes paid by jurisdiction. The Company adopted ASU
2023-09
prospectively for the year ended December 31, 2025. The adoption of this guidance did not have an effect on the Company’s financial position, results of operations and cash flows, noting the adoption resulted in additional disclosures only in the current annual period. Refer to Note 14 for the income tax disclosures.
Recent Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)	Recent Changes in Accounting Standards - continued
Recent Accounting Pronouncements Not Yet Adopted
 - continued

Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU
No. 2025-01,
Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This guidance will be applied either prospectively or retrospectively. The Company is currently evaluating the impact that the adoption of these standards will have on the Company’s consolidated financial statements and disclosures.
In July 2025, the FASB issued ASU
2025-05,
“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. ASU
2025-05
provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets. ASU
2025-05
is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods and should be applied prospectively. Early adoption is permitted, and the Company is currently assessing the impact of adoption.
In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which provides guidance to clarify and modernize the accounting for costs related to internal-use software. ASU2025-06 is effective for annual reporting periods beginning after December 15, 2027, including interim reporting periods within those annual reporting periods. Early adoption is permitted, and the Company is currently assessing the impact of adoption.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2025	2024
Cash	$908,754	$969,353
Cash equivalents	114,445	177,840

Total cash and cash equivalents	1,023,199	1,147,193
Current portion of restricted cash	—	368
Non-current portion of restricted cash (1)	125,235	125,511

Total cash, cash equivalents and restricted cash	$1,148,434	$1,273,072

(1)	As of December 31, 2025 and 2024, the non-current portion of restricted cash included bank time deposits of $125,046 and $125,331, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH - continued

On December 9, 2022, as required under the Concession, MRM provided a bank guarantee in favor of the Macau government of Macau Patacas (“MOP”)
1,000,000
(equivalent to $
124,319
) to secure the fulfillment of performance of certain of its legal and contractual obligations, including labor obligations. As stipulated in the bank guarantee contract, the amount of MOP
1,000,000
(equivalent to $
124,319
), or an equivalent amount in other currencies, is required to be held in a cash deposit account as collateral in order to secure the bank guarantee.
The bank guarantee
will
 remain in effect until 180 days after the earlier of the expiration or termination of the Concession. As of December 31, 2025 and 2024, Hong Kong dollars (“HK$”)
970,874
(equivalent to MOP
1,000,000
) held in the cash collateral bank account was translated to $
124,772
and $
125,056
, respectively, and included in the
non-current
portion of restricted cash in the accompanying consolidated balance sheets.

4.	ACCOUNTS RECEIVABLE, NET
Components of accounts receivable, net are as follows:

	December 31,
	2025	2024
Casino	$238,331	$270,186
Hotel	4,623	3,903
Other	2,389	523

Sub-total	245,343	274,612
Less: allowances for credit losses (1)	(118,938)	(130,401)

	126,405	144,211
Non-current portion	—	—

Current portion	$126,405	$144,211

(1)
As of December 31, 2025 and 2024, the allowances for credit losses of nil and $2,391 as a reduction of the long-term casino accounts receivable, are recorded and included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

The Company’s allowances for casino credit losses were 49.9% and 48.2% of gross casino accounts receivable as of December 31, 2025 and 2024, respectively. The Company’s allowances for credit losses from its hotel and other receivables are not material.
Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2025	2024	2023
Balance at beginning of year	$130,401	$156,240	$217,244
Provision for (reversal of) credit losses	12,473	2,569	(3,869)
Write-offs, net of recoveries	(23,690)	(28,748)	(56,805)
Effect of exchange rate	(246)	340	(330)

Balance at end of year	$118,938	$130,401	$156,240

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2025	2024
Buildings and improvements	$7,683,957	$7,648,293
Furniture, fixtures and equipment	1,292,018	1,215,688
Leasehold improvements	1,276,778	1,175,252
Gaming equipment	319,464	274,301
Transportation	198,221	196,080
Freehold land	62,142	54,956
Land improvements	2,418	2,082
Construction in progress	2,175	721

Sub-total	10,837,173	10,567,373
Less: accumulated depreciation and amortization	(5,679,730)	(5,294,873)

Property and equipment, net	$5,157,443	$5,272,500

The depreciation and amortization expenses of property and equipment recognized for the years ended December 31, 2025, 2024 and 2023 were $486,487
,
$487,349 and $482,574, respectively.
The cost and accumulated amortization of right-of-use assets held under finance lease arrangements were $140,301 and $106,401 as of December 31, 2025 and $142,305 and $102,632 as of December 31, 2024, respectively. Further information on the lease arrangements is included in Note 11.
In accordance with the Macau gaming law, the Reversion Assets (as defined in Note 6) that reverted to the Macau government at the expiration of the previous gaming subconcession are currently owned by the Macau government. Effective as of January 1, 2023, the Reversion Assets were transferred by the Macau government to MRM for the duration of the Concession, in return for annual payments for the right to use and operate the Reversion Assets as part of the Concession, as disclosed in Note 6. As MRM continues to be operated in and with the Reversion Assets in the same manner as under the previous gaming subconcession to operate a gaming business in Macau which expired on December 31, 2022 and obtains substantially all of the economic benefits and bears all of the risks arising from the operation of these assets, and assuming it will be successful in obtaining a new concession upon expiry of the Concession, the Company continues to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

6.	GOODWILL AND INTANGIBLE ASSETS, NET

(a)	Goodwill
Goodwill relating to Mocha Clubs arose from acquisition by the Company in 2006 and is reported under the Mocha and Other segment. The changes in carrying amounts of goodwill represented the impairment of $
57,924
as disclosed in Note 2(k) and exchange differences arising from foreign currency translations at the balance sheet date.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

6.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

(b)	Intangible Assets, Net
Intangible assets, net consisted of the following:

	December 31,
	2025	2024
Finite-lived intangible assets:
Trademarks of Mocha Clubs	$4,219	$4,229
Less: accumulated amortization	(311)	—

	3,908	4,229

Concession	213,038	211,929
Less: accumulated amortization	(67,395)	(45,076)

	145,643	166,853

Cyprus License	80,041	70,785
Less: accumulated amortization	(8,366)	(4,449)

	71,675	66,336

Sri Lanka License	16,127	17,089
Less: accumulated amortization	(360)	—

	15,767	17,089

Internal-use software	71,689	66,601
Less: accumulated amortization	(47,971)	(39,409)

	23,718	27,192

Proprietary rights	16,371	11,996
Less: accumulated amortization	(6,179)	(4,985)

	10,192	7,011

Total intangible assets, net	$270,903	$288,710

Trademarks of Mocha Clubs
Trademarks relating to Mocha Clubs arose from acquisition by the Company in 2006. Effective from June 9, 2025, the estimated useful lives of Mocha Clubs trademarks were changed from indefinite useful lives to finite useful lives and the carrying amount is amortized on a straight-line basis over the remaining period of the Concession as disclosed in Note 2(k).
Concession
On December 16, 2022, the Macau government awarded the Concession to MRM. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032 and MRM is authorized to operate the City of Dreams Casino, the Altira Casino and the Studio City Casino as well as the Grand Dragon Casino and the
Mocha Clubs. On February 10, 2026, the Company entered into an amendment agreement to the concession agreement to reflect the permanent cessation of operations of the Grand Dragon Casino and three Mocha Clubs effective from January 1, 2026. Under the Concession, MRM is obligated to pay the Macau government a fixed annual premium of MOP30,000 (equivalent to $3,743)

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

6.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

(b)	Intangible Assets, Net - continued
Concession

- continued

plus a variable annual premium calculated in accordance with the number and type of g
aming tables (subject to a minimum of 500 tables) and electronic gaming machines (subject to a minimum of 1,000 machines) operated by MRM
. The variable annual premium is MOP300 (equivalent to $37) for each gaming table reserved exclusively to certain kinds of games or players, MOP150 (equivalent to $19) for each gaming table not so exclusively reserved and MOP1 (equivalent to $0.1) for each electronic gaming machine.
On December 30, 2022, in accordance with the obligations under the letters of undertakings dated June 23, 2022, MRM and certain subsidiaries of
Melco Resorts
, which hold the land lease rights for the properties on which the City of Dreams Casino, the Altira Casino and the Studio City Casino are located, executed a public deed pursuant to which the gaming and gaming support areas comprising the City of Dreams Casino, the Altira Casino and the Studio City Casino with an area of 31,227.3 square meters, 17,128.8 square meters and 28,784.3 square meters, respectively, and related gaming equipment and utensils (collectively referred to as the “Reversion Assets”), reverted to the Macau government, without compensation and free and clear from any charges or encumbrances, at the expiration of the previous gaming subconcession in accordance with the Macau gaming law. The Reversion Assets that reverted to the Macau government at the expiration of the previous gaming subconcession are currently owned by the Macau government. Under the terms of the Macau gaming law and the Concession, effective as of January 1, 2023, the Reversion Assets were transferred by the Macau government to MRM for use in its operations during the Concession for a fee of MOP0.75 (equivalent to $0.09) per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession and such fee will increase to MOP2.5 (equivalent to $0.3) per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession (the “Fee”).
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
Changes in annual payments related to the consumer
 price index will be recognized as an adjustment to the carrying amount of intangible asset and corresponding financial liability. In the accompanying consolidated balance sheet, the non-current
portion of the financial liability of the Concession is included in other long-term liabilities and the current portion is included in accrued expenses and other current liabilities. The intangible asset is being amortized on a straight-line basis over the period of the Concession, being 10 years.
Cyprus License
On June 26, 2017, the Cyprus government granted a gaming license (the “Cyprus License”) to a subsidiary of Melco Resorts in Cyprus (the “Cyprus Subsidiary”) to develop, operate and maintain an

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

6.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

(b)	Intangible Assets, Net - continued
Cyprus License
 - continued

integrated casino resort in Limassol, Cyprus (and, up until completion and opening of
City of Dreams Mediterranean, a temporary casino facility) and up to four satellite casino premises in Cyprus for a term of 30 years, the first 15 years of which are exclusive. Pursuant to the Cyprus License agreement, the Cyprus Subsidiary is obligated to pay the Cyprus government an annual license fee for the integrated casino resort (and prior to opening of City of Dreams Mediterranean, the temporary casino) and any operating satellite casinos (the “Cyprus License Fee”). The annual license fee for the integrated casino resort is Euros (“EUR”) 2,500 (equivalent to $2,941) for the first four years, and EUR5,000 (equivalent to $5,883) for the next four years. Upon the completion of the first eight years and thereafter every four years during the term of the Cyprus License, the Cyprus government may review the annual license fee, with minimum of EUR5,000 (equivalent to $5,883) per year and any increase in the annual license fee may not exceed 20% of the annual license fee paid annually during the previous four-year period. Pursuant to the letter from the Cyprus
government
dated August 26, 2025, the annual gaming license fee for the integrated casino resort remains EUR5,000 (equivalent to $5,883) per year until the twelfth year following the date of grant of the Cyprus License.
On June 28, 2023, upon fulfillment of
certain requirements under
the Cyprus License, the Company recognized an intangible asset of EUR68,031 (equivalent to $73,928) and financial liability of EUR67,231 (equivalent to $73,059), representing the future economic rights
under the Cyprus License and the unconditional obligation to pay i) a minimum annual license fee for City of Dreams Mediterranean of EUR5,000 (equivalent to $5,883) per year; and ii) an aggregate annual license fee for three operating satellite casinos of EUR2,000 (equivalent to $2,353), during the term of the Cyprus License from June 28, 2023. In the accompanying consolidated balance sheet, the non-current
portion of the financial liability of the Cyprus License is included in other long-term liabilities and the current portion is included in accrued expenses and other current liabilities. The intangible asset is being amortized on a straight-line basis over the remaining period of the Cyprus License until June 2047. Prior to
June 28, 2023
, the Cyprus License Fee was expensed as incurred and included in gaming taxes and license fees as disclosed in Note 2(q).
Sri Lanka License
On March 27, 2024, the Sri Lanka government granted the Sri Lanka License to a subsidiary of Melco Resorts in Sri Lanka (the “Sri Lanka Subsidiary”), for a term of 20 years effective from April 1, 2024, to operate the Sri Lanka Casino in City of Dreams Sri Lanka developed by a subsidiary of John Keells which had an initial opening on August 1, 2025. Upon the signing of a lease agreement between the Sri Lanka Subsidiary and a subsidiary of John Keells (the “Sri Lanka Lease Agreement”) on July 10, 2024 which ends upon the expiry of the Sri Lanka License for the purpose of operating the Sri Lanka Casino, the Company recognized an intangible asset of Sri Lankan Rupees (“LKR”)
5,000,000 (equivalent to $16,600), representing

the casino license fee for the Sri Lanka License, and is amortized on a straight-line basis over the period from the commencement date of the operation of the Sri Lanka Casino on August 1, 2025 to the date of the expiry of the Sri Lanka License.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

6.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

(b)	Intangible Assets, Net - continued

Proprietary rights
The proprietary rights related to an entertainment show in City of Dreams acquired by the Company in 2020 for a cash consideration of
$12,000

with
an estimated useful life of 10 years (the “2020 Proprietary Rights”). During the year ended December 31, 2025, the Company acquired additional trademarks in relation to the entertainment show for a cash consideration of $4,400 and

will be amortized
on a straight-line basis
over 10 years after the commencement of show in May 2025. The estimated useful life of the 2020 Proprietary Rights was subsequently adjusted during the year ended December 31, 2025 to be amortized on a straight-line basis
over 10 years
 after the commencement of show in May 2025
. This
change in estimate had no material impact to net income for the year ended December 31, 2025.
The amortization expenses of finite-lived intangible assets recognized for the years ended December 31, 2025, 2024 and 2023 were $
34,444
, $33,326 and $37,216, respectively.
As of December 31, 2025, the estimated future amortization expenses of finite-lived intangible assets are as follows:

Year ending December 31,
2026	$32,049
2027	29,862
2028	29,479
2029	29,135
2030	29,135
Over 2030	121,243

$270,903

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS
Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2025	2024
Input value-added tax, ne t	$28,645	$21,316
Other long-term asset s	26,891	15,194
Entertainment production costs , net (1)	25,562	16,833
Deferred financing costs , net	23,071	35,927
Deposits and advance payments for acquisition of property and equipment	10,899	23,482
Other deposits	9,139	11,129
Long-term prepayment s	1,881	603
Deferred rent assets	1,831	7,366
Investment in a sales-type lease	1,509	—
Long-term casino accounts receivable, net of allowances for credit losses of nil and $2,391 (2)	—	—

Long-term prepayments, deposits and other assets	$129,428	$131,850

(1)
Entertainment production costs represent amounts incurred and capitalized for the entertainment show in City of Dreams and are amortized on a straight-line basis
over the estimated useful life of the entertainment show of 10

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS - continued

years upon the commencement of the show in May 2025. The amortization expense of entertainment production costs recognized for the year ended December 31, 2025 was $1,757. No amortization expenses of such entertainment production costs were recognized during the year ended December 31, 2024.

(2)
Long-term casino accounts receivable, net represent receivables from casino customers where settlements are not expected within the next year. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

8.	LAND USE RIGHTS, NET

	December 31,
	2025	2024
City of Dreams	$399,517	$400,427
Altira Macau	81,024	81,209
Studio City	653,464	654,954

	1,134,005	1,136,590
Less: accumulated amortization	(588,951)	(570,239)

Land use rights, net	$545,054	$566,351

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2025	2024
Advance deposits and ticket sales	$268,353	$253,338
Gaming tax and license fee accruals	162,427	171,014
Operating expense and other accruals and liabilities	162,236	165,975
Staff cost accruals	137,362	123,227
Interest expense payables	115,921	119,026
Outstanding gaming chips	84,853	83,414
Property and equipment payables	63,988	67,027
Intangible assets liabilities (1)	48,765	31,889
Loyalty program liabilities	31,732	39,108
Interest rate swap liabilities (2)	513	—

Accrued expenses and other current liabilities	$1,076,150	$1,054,018

(1)
As of December 31, 2025 and 2024, the
non-current
portion of the intangible assets liabilities of $
254,817
and $270,563, respectively, are included in other long-term liabilities in the accompanying consolidated balance sheets.

(2)
In June 2025,
the Company
entered into four
floating-for-fixed
interest rate swap arrangements to manage interest rate risk on its loans drawn under the MN1
2020
Revolving
Facilities
as defined in Note 10. Two of the interest rate swap arrangements will expire in July 2026, while the remaining two expire in April 2027. Under the interest rate swap arrangements, the Company
pays fixed interest rates and receives variable interest based on the notional amounts.
As of December 31, 2025, the aggregate notional amount of the outstanding interest rate swaps amounted to HK$5,880,000 (equivalent to $755,668).

These interest rate swaps are expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there is no impact on the consolidated statements of operations from changes in the

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per
share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

fair value of the hedging instruments. Instead, the fair values of the hedging instruments are recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses are recognized in the accompanying consolidated statements of operations. As of December 31, 2025, the net fair values of interest rate swaps were recorded as liabilities, of which $
4 were included in prepaid expenses and other current assets, $513 were included in accrued expenses and other current liabilities and $236 were included in other long-term liabilities in the accompanying consolidated balance sheets. The Company estimates that over the next twelve months, $509 of the net unrealized losses on the interest rate swaps will be reclassified from accumulated other comprehensive losses into interest expenses and the actual amounts that will be reclassified over the next twelve months may vary from this amount as a result of changes in market conditions. The cash flow impact of the interest rate swaps is included in operating activities in the accompanying consolidated statements of cash flows.

10.	LONG-TERM DEBT, NET
Long-term debt, net consisted of the following:

	December 31,
	2025	2024
Melco Resorts Related
2025 MRF Senior Notes, 4.875% and due 2025 (net of unamortized deferred financing costs and original issue premiums of nil and $1,732, respectively)	$—	$998,268
2026 MRF Senior Notes, 5.250% and due 2026 (net of unamortized deferred financing costs of nil and $1,256, respectively)	—	498,744
2027 MRF Senior Notes, 5.625% and due 2027 (net of unamortized deferred financing costs of $1,568 and $2,488, respectively)	598,432	597,512
2028 MRF Senior Notes, 5.750% and due 2028 (net of unamortized deferred financing costs and original issue premiums of $1,294 and $1,865, respectively)	848,706	848,135
2029 MRF Senior Notes, 5.375% and due 2029 (net of unamortized deferred financing costs and original issue premiums of $ 1,073 and $1,407, respectively)	1,148,927	1,148,593
2032 MRF Senior Notes, 7.625% and due 2032 (net of unamortized deferred financing costs of $5,016 and $5,611, respectively)	744,984	744,389
2033 MRF Senior Notes, 6.500% and due 2033 (net of unamortized deferred financing costs of $4,454)	495,546	—
MRM 2015 Credit Facilities, due 2026
MRM 2015 Term Loan	129	129
MN1 2020 Revolving Facilit ies , due 2027 (1)	886,625	158,305

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

	December 31,
	2025	2024

Studio City Related
2025 SCF Senior Notes, 6.000% and due 2025 (net of unamortized deferred financing costs of nil and $253, respectively)	—	221,369
2027 SCC Senior Secured Notes, 7.000% and due 2027 (net of unamortized deferred financing costs of $1,596 and $2,862, respectively)	348,404	347,138
2028 SCF Senior Notes, 6.500% and due 2028 (net of unamortized deferred financing costs of $1,582 and $2,299, respectively)	498,418	497,701

2029 SCF Senior Notes, 5.000% and due 2029 (net of unamortized deferred financing costs and original issue premiums of $2,318 and $2,990, respectively)	1,097,682	1,097,010
SCC 2021 Credit Facilities, due 2029
SCC 2021 Term Loan	129	129
SCC 2021 Revolving Facility (2)	29,944	—
SCC 2024 Revolving Facilit ies , due 2029 (3)	49,992	—

	6,747,918	7,157,422
Less: Current portion of long-term debt, net	—	(21,597)

Long-term debt, net	$6,747,918	$7,135,825

(1)
As of December 31, 2025 and 2024, the unamortized deferred financing costs related to the MN1
2020
Revolving Facilit
ies
 of $15,987 and $27,135, respectively, are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

(2)
As of December 31, 2025 and 2024, the unamortized deferred financing costs related to the SCC
2021
Revolving Facility of $248 and $308, respectively, are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

(3)
As of December 31, 2025 and 2024, the unamortized deferred financing costs related to the SCC 2024 Revolving Facilities of $6,836 and $8,484, respectively, are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

Melco Resorts
Related
MRF Senior Notes
On June 6, 2017, Melco Resorts Finance Limited (“MRF”), a subsidiary of Melco
 Resorts
, issued senior unsecured notes in an aggregate principal amount of $650,000 of 4.875% Senior Notes due June 6, 2025 at an issue price of 100% of the principal amount (the “Initial 2025 MRF Senior Notes”) pursuant to an indenture, dated June 6, 2017 (the “2025 MRF Indenture”) between MRF and a trustee; and on July 3, 2017 further issued senior unsecured notes in an aggregate principal amount of $350,000 of 4.875% Senior Notes due June 6, 2025 at an issue price of 100.75% of the principal amount (the “Additional 2025 MRF Senior Notes”) which were consolidated to form a single series with the Initial 2025 MRF Senior Notes (and together, the “2025 MRF Senior Notes”). The net proceeds from the offering of the Initial 2025 MRF Senior Notes were used to partly fund the redemption of the previous senior notes of MRF and the net proceeds from the offering of the Additional 2025 MRF Senior Notes were used to fully repay the MRM’s prior

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
Melco Resorts Related
 - continued
MRF Senior Notes
 - continued

revolving credit facility. On June 6, 2025, MRF fully redeemed an aggregate principal amount of $
1,000,000
under the 2025 MRF Senior Notes at maturity with drawdowns from the MN1 2020 Revolving Facilities (as defined below). The redemption of the 2025 MRF Senior Notes during the year ended December 31, 2025 included certain amounts purchased from a related party as disclosed in Note 21.
On April 26, 2019, MRF issued senior unsecured notes in an aggregate principal amount of $500,000 of 5.250% Senior Notes which would have been due on
April 26, 2026 at an issue price of 100%
of the principal amount (the “2026 MRF Senior Notes”) pursuant to an indenture, dated April 26, 2019 (the “2026 MRF Indenture”) between MRF and a trustee. The net proceeds from the offering of the 2026 MRF Senior Notes were used to partially repay the MRM 2015 Revolving Facility (as defined below). On September 15, 2025, MRF initiated a conditional cash tender offer (the “
2026 MRF Senior Notes
Tender Offer”) which expired on September 19, 2025, subject to the terms and conditions, to purchase any or all of the outstanding 2026 MRF Senior Notes. MRF purchased an aggregate principal amount of $
142,060
of

the 2026 MRF Senior Notes that were validly tendered (and not validly withdrawn) pursuant to the
2026 MRF Senior Notes
Tender Offer, and settled the transaction on September 24, 2025. The remaining 2026 MRF Senior Notes with aggregate principal amount of $
357,940
were redeemed in full on October 25, 2025.

The redemption of the 2026 MRF Senior Notes during the year ended December 31, 2025 included certain amounts purchased from a related party as disclosed in Note 21. In connection with the
2026 MRF Senior Notes
Tender Offer and the redemption of the 2026 MRF Senior Notes during the year ended December 31, 2025
, the Company recorded a loss on extinguishment of debt of $
756
 during the year ended December 31, 2025.
On July 17, 2019, MRF issued senior unsecured notes in an aggregate principal amount of $600,000 of 5.625% Senior Notes due July 17, 2027 at an issue price of 100%
of the principal amount (the “2027 MRF Senior Notes”) pursuant to an indenture, dated July 17, 2019 (the “2027 MRF Indenture”) between MRF and a trustee. The net proceeds from the offering of the 2027 MRF Senior Notes were used to partially repay the MRM 2015 Revolving Facility.
On July 21, 2020, MRF issued senior unsecured notes in an aggregate principal amount of $500,000 of 5.750% Senior Notes due July 21, 2028 at an issue price of 100% of the principal amount (the “Initial 2028 MRF Senior Notes”) pursuant to an indenture, dated July 21, 2020 (the “2028 MRF Indenture”) between MRF and a trustee; and on August 11, 2020 further issued senior unsecured notes in an aggregate principal amount of $350,000 of 5.750% Senior Notes due July 21, 2028 at an issue price of 101% of the principal amount (the “Additional 2028 MRF Senior Notes”) which were consolidated to form a single series with the Initial 2028 MRF Senior Notes (and together, the “2028 MRF Senior Notes”). The net proceeds from the offering of the 2028 MRF Senior Notes were partially used to repay the MN1 2020 Revolving Facilities and with the remaining amount used for general corporate purposes.
On December 4, 2019, MRF issued senior unsecured notes in an aggregate principal amount of $900,000 of 5.375% Senior Notes due December 4, 2029 at an issue price of 100% of the principal amount (the “Initial 2029 MRF Senior Notes”) pursuant to an indenture, dated December 4, 2019 (the “2029 MRF Indenture”) between MRF and a trustee; and on January 21, 2021 further issued senior unsecured notes in an aggregate principal amount of $250,000 of 5.375% Senior Notes due December 4, 2029 at an issue price of 103.25%
of the principal amount (the “Additional 2029 MRF Senior Notes”) which were consolidated to form a single series with the Initial 2029 MRF Senior Notes (and together, the “2029 MRF Senior Notes”). The net

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
Melco Resorts Related
 - continued
MRF Senior Notes
 - continued

proceeds from the offering of the Initial 2029 MRF Senior Notes were used to repay the outstanding borrowing of the MRM 2015 Revolving Facility in full and to partially prepay the MRM 2015 Term Loan (as defined below). The net proceeds from the offering of the Additional 2029 MRF Senior Notes were used to fully repay the MN1 2020 Revolving Facilities.
On April 17, 2024, MRF issued senior unsecured notes in an aggregate principal amount of $
750,000
of
7.625
% Senior Notes due
April 17, 2032
at an issue price of
100
% of the principal amount (the “2032 MRF Senior Notes”) pursuant to an indenture, dated April 17, 2024 (the “2032 MRF Indenture”) between MRF and a trustee. The net proceeds from the offering of the 2032 MRF Senior Notes were used to partially repay the
MN1 2020 Revolving Facilities.

On September
 24, 2025, MRF issued senior unsecured notes in an aggregate principal amount of $500,000 of 6.500% Senior Notes due September 24, 2033 at an issue price of 100%
of the principal amount (the “2033 MRF Senior Notes”) pursuant to an indenture, dated September 24, 2025 (the “2033 MRF Indenture”) between MRF and a trustee. The net proceeds from the offering of the 2033 MRF Senior Notes were used to settle the 2026 MRF Senior Notes Tender Offer and early redemption of the 2026 MRF Senior Notes as described above.
The 2027 MRF Senior Notes, the 2028 MRF Senior Notes, the 2029 MRF Senior Notes, the 2032 MRF Senior Notes and the 2033 MRF Senior Notes, are collectively referred to as the “MRF Senior Notes”. The 2027 MRF Indenture and, together with the 2028 MRF Indenture, the 2029 MRF Indenture, the 2032 MRF Indenture and the 2033 MRF Indenture, are collectively referred to as the “MRF Indentures”.
There are no interim principal payments on the MRF Senior Notes and interest is payable semi-annually in arrears on each January 17 and July 17 with respect to the 2027 MRF Senior Notes, on each January 21 and July 21 with respect to the 2028 MRF Senior Notes, on each June 4 and December 4 with respect to the 2029 MRF Senior Notes, on each April 17 and October 17 with respect to the 2032 MRF Senior Notes and on each March 24 and September 24 with respect to the 2033 MRF Senior Notes.
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
In September 2025, MRF entered into two cross-currency swap arrangements to manage the foreign currency exchange rate risk associated with the interest and principal payments under the outstanding 2033 MRF Senior Notes which are denominated in US$. The cross-currency swap exchange predetermined amounts of HK$ for US$ at contractual spot rates based on the aggregate notional amount of $
500,000
. The fair values of the cross-currency swaps are recorded as assets or liabilities in the accompanying consolidated balance sheets, with the changes in fair value recognized as other income, net in the accompanying consolidated statements of

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
Melco Resorts Related
 - continued
MRF Senior Notes
 - continued

operations, as cross-currency swaps are not designated as hedges. As of December 31, 2025, the net fair values of cross-currency swaps were recorded as liabilities, of which $
2,987
were included in prepaid expenses and other current assets and with
$
5,889
were included in other long-term liabilities in the accompanying consolidated
balance sheets. Change in fair value of cross-currency swaps of
$2,902
for the year ended December 31, 2025 was reported as an adjustment of cashflow from operating activities in the accompanying consolidated statements of cash flows.

MRM
 2015
Credit Facilities
On June 19, 2015, MRM (the “Borrower”) entered into a senior secured credit facilities agreement with Bank of China Limited, Macau Branch (in its capacity as the sole lender) (“BOC Macau”) (the “MRM
2015
Credit Facilities”), and following the cancellation of certain of its facilities commitments on May 7, 2020, the available commitments under the term loan facility (the “MRM
2015

Term Loan”) and the multicurrency revolving credit facility (the “MRM
2015

Revolving Facility”) are HK$1,000 (equivalent to $129) each. The MRM
2015

Term Loan and the MRM
2015

Revolving Facility are collateralized by a bank deposit of HK$2,130 (equivalent to $274).
Pursuant to the terms of a waiver letter from BOC Macau to the Borrower dated April 29, 2020 (
the “Waiver Letter”), compliance with certain provisions of the MRM 2015 Credit Facilities were waived and BOC Macau agreed, among other things, to (i) extend the maturity date of the MRM 2015 Credit Facilities to June 24, 2022; (ii) change the repayment date of the MRM 2015 Term Loan to require full repayment on June 24, 2022 from originally being repayable in quarterly installments according to an amortization schedule; (iii) change the interest rate of the borrowings; (iv) waive the requirement to comply with substantially all information undertakings, financial covenants, general undertakings and mandatory prepayment provisions; (v) waive the requirement to make substantially all of the representations; and (vi) waive certain current and/or future defaults and events of default that may arise under the terms of the MRM 2015 Credit Facilities, subject to certain conditions and terms.

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
2015

Term Loan, pursuant to the terms of the Waiver Letter (as amended and extended), is repayable in full on the Extended Termination Date (as amended and extended). Each loan made under the MRM
2015

Revolving Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent.
Borrowings under the MRM 2015 Credit Facilities bore interest at
Hong Kong Interbank Offered Rate (“HIBOR”)
plus a margin ranging from
1.25% to 2.50%
per annum as adjusted in accordance with the leverage ratio in respect of the MRM Borrowing Group (as described below). The Borrower is permitted to select an interest period for borrowings under the MRM 2015 Credit Facilities ranging from one to six months or any other agreed period. Pursuant to the terms of the Waiver Letter, borrowings under the MRM 2015 Credit Facilities bear interest at HIBOR plus a margin of
1
% per annum. As of December 31, 2025 and 2024, the interest rate was approximately
4.53
%
and
5.35
% per annum,
 respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
Melco Resorts Related
 - continued
MRM 2015 Credit Facilities
 - continued

The indebtedness under the MRM 2015 Credit Facilities is guaranteed by MCO Nominee One Limited (“MN1”), a subsidiary of Melco Resorts and certain of its subsidiaries as defined under the MRM 2015 Credit Facilities (other than the Borrower). Security for the MRM 2015 Credit Facilities includes: a first-priority interest in substantially all assets of the borrowing group which includes the Borrower and certain of its subsidiaries as defined under the MRM 2015 Credit Facilities (the “MRM Borrowing Group”), the issued share capital and equity interests and certain buildings, fixtures and equipment of the MRM Borrowing Group and certain other excluded assets and customary security.
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
The Borrower is obligated to pay a commitment fee on the undrawn amount of the MRM
2015

Revolving Facility and recognized loan commitment fees of $1, $1 and $1 during the years ended December 31, 2025, 2024 and 2023, respectively.
As of December 31, 2025, the outstanding principal amount of the MRM 2015 Term Loan and the MRM 2015 Revolving Facility was HK
$1,000 (equivalent to $129) and nil,
respectively, and the available unused borrowing capacity under the MRM 2015 Revolving Facility was HK$
1,000 (equivalent to $129)
and the outstanding principal amount was included in the
non-current
portion of long-term debt as of December 31, 2025 given the Company has intent and ability to refinance this short-term obligation on a long-term basis.
MN1 2020 Revolving Facilities
On April 29, 2020, MN1 entered into a senior unsecured revolving credit facility agreement with a syndicate of banks (the “MN1 2020 Revolving Facilities”) for a HK$
14,850,000
(equivalent to $
1,915,947)
with a term of five years and a maturity date of April 29, 2025. On April 8, 2024, the lenders approved an extension of the maturity date by two years to
April 29, 2027
.
On February 25, 2025, pursuant to the terms under the MN1 2020 Revolving Facilities, an incremental facility of HK$
387,500
(equivalent to $
49,834
)
was established to increase the available commitments under the MN1 2020 Revolving Facilities from HK$
14,850,000
(equivalent to $
1,909,769
) to HK$
15,237,500
(equivalent to
$
1,959,603
), subject to the satisfaction of certain conditions precedent. Each loan made under the MN1 2020 Revolving Facilities is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or can be rolled over subject to compliance with certain covenants and satisfaction of conditions precedent. MN1 is also subject to mandatory prepayment requirements in respect of various amounts as specified in the MN1 2020 Revolving Facilities. In the event of a change of control or if MRM’s concession contract or land concessions as defined under the MN1 2020 Revolving Facilities are terminated or otherwise expire on its terms, MN1 may be required, at the election of any lender under the MN1 2020 Revolving Facilities, to repay such lender in full.
The indebtedness under the MN1 2020 Revolving Facilities is guaranteed by MRM and MCO Investments Limited (“MINV”), a subsidiary of Melco Resorts.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
Melco Resorts Related
 - continued
MN1 2020 Revolving Facilities
 - continued

The MN1 2020 Revolving Facilities contain certain covenants customary for such financings including, but not limited to, limitations on, except as permitted (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) the disposal of certain key assets; and (iv) carrying on businesses which are not the permitted business activities of MINV and its subsidiaries. The MN1 2020 Revolving Facilities also contain conditions and events of default customary for such financings and the financial covenants including a leverage ratio, total leverage ratio and interest cover ratio.
On June 29, 2023 (the “Effective Date”), certain provisions of the MN1 2020 Revolving Facilities were amended and restated (the “MN1 2023 Amendment and Restatement”) such that borrowings under the MN1 2020 Revolving Facilities denominated in US$ bear interest at the term Secured Overnight Financing Rate (“SOFR”) plus an applicable credit adjustment spread ranging from
0.06
% to
0.20
% per annum, as adjusted in accordance with the interest period, and a margin ranging from
1.00
% to
2.00
%
per annum as adjusted in accordance with the leverage ratio in respect of MN1 and certain of its specified subsidiaries. Prior to the Effective Date of the MN1 2023 Amendment and Restatement, borrowings under the MN1 2020 Revolving Facilities denominated in US$ bore interest at the London Interbank Offered Rate plus a margin ranging from
1.00
% to
2.00
%
per annum as adjusted in accordance with the leverage ratio in respect of MN1 and certain of its specified subsidiaries. Borrowings under the MN1 2020 Revolving Facilities denominated in HK$ bear interest at HIBOR plus a margin ranging from
1.00
% to
2.00
%
per annum as adjusted in accordance with the leverage ratio in respect of MN1 and certain of its specified subsidiaries. MN1 may select an interest period for borrowings under the MN1 2020 Revolving Facilities ranging from one to six months or any other agreed period. As of December 31, 2025 and 2024, the weighted average interest rate was approximately
4.27
% and
5.40
% per annum, respectively.
MN1 is obligated to pay a commitment fee on the undrawn amount of the MN1 2020 Revolving Facilities and recognized loan commitment fees of $
4,861, $6,769 and $3,954 during the years ended December 31, 2025, 2024 and 2023, respectively.
On August 16, 2022, MN1 received confirmation that the majority of lenders of the MN1 2020 Revolving Facilities consented and agreed to a waiver extension of certain financial condition covenants contained in the facility agreement under the MN1 2020 Revolving Facilities, in respect of the relevant periods ended on the following applicable test dates: (a) March 31, 2023; (b) June 30, 2023; (c) September 30, 2023; (d) December 31, 2023; and (e) March 31, 2024. Such consent became effective on August 17, 2022.
In June 2025, MN1 entered into four interest rate swap arrangements to hedge the interest rate exposure on loans under the MN1 2020 Revolving Facilities carried at variable interest rate. The Company’s outstanding interest rate swap arrangements as of December 31, 2025 are disclosed in Note 9.
As of December 31, 2025, the outstanding principal amount of the MN1 2020 Revolving Facilities was HK$
6,899,000 (equivalent to $886,625),
and the available unused borrowing capacity under the MN1 2020 Revolving Facilities was HK
$8,338,500 (equivalent to $1,071,622),
subject to the satisfaction of certain conditions precedent.
Studio City Related
SCF Senior Notes
On July 15, 2020, Studio City Finance Limited (“SCF”), a subsidiary of Melco
 Resorts
, issued two series of senior unsecured notes in an aggregate principal amount of $
1,000,000
, consisting of $
500,000
of
6.000
%

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
Studio City Related
 - continued
SCF Senior Notes
 - continued

Senior Notes due
July 15, 2025
at an issue price of
100
% of the principal amount (the “2025 SCF Senior Notes”) and $
500,000
of
6.500
% Senior Notes due
January 15, 2028
at an issue price of
100
% of the principal amount (the “2028 SCF Senior Notes”) pursuant to an indenture, dated July 15, 2020 (the “2025 SCF Indenture”) among SCF, the guarantors and the trustee. The net proceeds from the offering of the 2025 SCF Senior Notes and the 2028 SCF Senior Notes were partially used to redeem in full the previous senior secured notes of Studio City Company Limited (“SCC”), a subsidiary of Melco
 Resorts
, with the remaining amount used for capital expenditures of the remaining development project at Studio City.
On November 9, 2023, SCF initiated a cash tender offer (the “
2025 SCF Senior Notes
Tender Offer
 (2023)”)
which expired on December 8, 2023, subject to the terms and conditions, to purchase for up to an aggregate principal amount of $
75,000
of the 2025 SCF Senior Notes and was subsequently amended to increase to $
100,000
(the maximum tender amount). SCF purchased an aggregate principal amount of $
100,000
of the 2025 SCF Senior Notes that were validly tendered (and not validly withdrawn) pursuant to the
2025 SCF Senior Notes
Tender Offer
 (2023),
as amended, and settled the transaction on November 28, 2023. On April 8, 2024, SCF initiated a cash tender offer (the “
2025 SCF Senior Notes
Tender Offer
 (2024)”)
which expired on May 6, 2024, subject to the terms and conditions, to purchase for up to an aggregate principal amount of $
100,000
of the outstanding 2025 SCF Senior Notes and was subsequently amended to increase to $
100,029
(the maximum tender amount). SCF purchased an aggregate principal amount of $
100,029
of the 2025 SCF Senior Notes that were validly tendered (and not validly withdrawn) pursuant to the 2025 SCF Senior Notes Tender Offer (2024), as amended, and settled the transaction on April 24, 2024. Other than the 2025 SCF Senior Notes Tender Offer (2023) and the 2025 SCF Senior Notes Tender Offer (2024), SCF repurchased an aggregate principal amount of
$
75,349
and $
3,000
of the 2025 SCF Senior Notes during the years ended December 31, 2024 and 2023, respectively. The 2025 SCF Senior Notes Tender Offer (2023), the 2025 SCF Senior Notes Tender Offer (2024) and repurchases of the 2025 SCF Senior Notes during the years ended December 31, 2024 and 2023 included certain amounts purchased from related parties as disclosed in Note 21. In connection with the 2025 SCF Senior Notes Tender Offer (2023) and the 2025 SCF Senior Notes Tender Offer (2024), and the repurchases of the 2025 SCF Senior Notes during the years ended December 31, 2024 and 2023, the Company recorded a loss on extinguishment of debt of $
1,000
and a gain on extinguishment of debt of $
1,611
during the years ended December 31, 2024 and 2023, respectively. On July 15, 2025, SCF fully redeemed
 the outstanding principal amount of the 2025 SCF Senior Notes of $
221,622
at maturity with funds drawn from SCC Credit Facilities (as defined below) and cash on hand. The redemption of the 2025 SCF Senior Notes during the year ended December 31, 2025 included certain amounts purchased from a related party as disclosed in Note 21.
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

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
Studio City Related
 - continued
SCF Senior Notes
 - continued

The 2028 SCF Senior Notes and the 2029 SCF Senior Notes, are collectively referred to as the “SCF Senior Notes”. The 2025 SCF Indenture and the 2029 SCF Indenture, are collectively referred to as the “SCF Indentures”.
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
There are provisions under each of the SCF Indentures that limit or prohibit certain payments of dividends and other distributions by SCF and its restricted subsidiaries to companies or persons who are not SCF or its restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2025, the net assets of SCF and its restricted subsidiaries of approximately $
584,000
 were restricted from being distributed under the terms of the SCF Senior Notes.
SCC Senior Secured Notes
On February 16, 2022, SCC issued senior secured notes in an aggregate principal amount of $350,000 of 7.000% Senior Notes due February 15, 2027 at an issue price of 100%
of the principal amount (the “2027 SCC Senior Secured Notes”) pursuant to an indenture, dated February 16, 2022 (the “2027 SCC Indenture”) among SCC, the guarantors and the trustee. The net proceeds from the offering of the 2027 SCC Senior Secured Notes were used to fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
Studio City Related
 - continued
SCC Senior Secured Notes
 - continued

There are no interim principal payments on the 2027 SCC Senior Secured Notes and interest is payable semi-annually in arrears on each February 15 and August 15.
The 2027 SCC Senior Secured Notes are senior secured obligations of SCC, rank equally in right of payment to all existing and future senior indebtedness of SCC (although any liabilities in respect of obligations under the SCC Credit Facilities that are secured by common collateral securing the 2027 SCC Senior Secured Notes will have priority over the 2027 SCC Senior Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of SCC and are effectively subordinated to SCC’s existing and future secured indebtedness that is secured by assets that do not secure the 2027 SCC Senior Secured Notes, to the extent of the assets securing such indebtedness.
Studio City Investments Limited (“SCI”), a subsidiary of Melco Resorts, all of its existing subsidiaries (other than SCC) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the SCC Credit Facilities) (the “2027 SCC Senior Secured Notes Guarantors”) jointly, severally and unconditionally guarantee the 2027 SCC Senior Secured Notes on a senior basis (the “2027 SCC Senior Secured Notes Guarantees”). The 2027 SCC Senior Secured Notes Guarantees are senior obligations of the 2027 SCC Senior Secured Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2027 SCC Senior Secured Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2027 SCC Senior Secured Notes Guarantors. The 2027 SCC Senior Secured Notes Guarantees are pari passu to the 2027 SCC Senior Secured Notes Guarantors’ obligations under the SCC Credit Facilities, and effectively subordinated to any future secured indebtedness that is secured by assets that do not secure the 2027 SCC Senior Secured Notes and the 2027 SCC Senior Secured Notes Guarantees, to the extent of the value of the assets.
The 2027 SCC Senior Secured Notes are secured, on an equal basis with the SCC Credit Facilities, by substantially all of the material assets of SCI and its subsidiaries (although obligations under the SCC Credit Facilities that are secured by the common collateral securing the 2027 SCC Senior Secured Notes will have priority over the 2027 SCC Senior Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral); in addition, in line with the SCC Credit Facilities, the 2027 SCC Senior Secured Notes are also secured by certain specified bank accounts.
The 2027 SCC Indenture contains certain covenants, subject to certain exceptions and conditions, that limit the ability of SCC, SCI and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with affiliates; and (xi) effect a consolidation or merger. The 2027 SCC Indenture also contains conditions and provides for customary events of default as well as early redemption options available to SCC during certain time periods and redemption options available to the 2027 SCC Senior Secured Notes holders in certain events.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
Studio City Related
 - continued
SCC Senior Secured Notes
 - continued

There are provisions under the 2027 SCC Indenture that limit or prohibit certain payments of dividends and other distributions by SCC, SCI and their respective restricted subsidiaries to companies or persons who are not SCC, SCI and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2025, the net assets of SCI and its restricted subsidiaries of approximately $
511,000
 were restricted from being distributed under the terms of the 2027 SCC Senior Secured Notes.
SCC Credit Facilities
On March 15, 2021, SCC (the “SC Borrower”) amended the terms of its prior senior secured credit facilities agreement entered into with a syndicate of banks, including the extension of the maturity date of the HK$234,000 (equivalent to $30,077) senior secured credit facilities (the “SCC
2021
Credit Facilities”), comprising a HK$1,000 (equivalent to $129) term loan facility (the “SCC
2021
Term Loan”) and a HK$233,000 (equivalent to $29,948)
revolving credit facility (the “SCC
2021
Revolving Facility”) to January 15, 2028. Changes have also been made to the covenants in order to align them with those of certain other financings at SCF, including amending the threshold sizes and measurement dates of the covenants. On November 29, 2024, SCC further amended the terms of the SCC
2021
Credit Facilities (the “
SCC 2024
 Amendment and Restatement”), including but not limited to the extension of the maturity date to
August 29, 2029
and the change of interest margin. The SCC
2021
Term Loan shall be repaid on August 29, 2029 with no interim amortization payments. The SCC
2021
Revolving Facility is available up to the date that is one month prior to August 29, 2029.
Pursuant to the SCC 2024 Amendment and Restatement, borrowings under the SCC 2021 Credit Facilities denominated in US$ bear interest at term SOFR plus an applicable credit adjustment spread ranging from
0.06% to 0.20% per annum and a margin of 2.25%
per annum; borrowings under the SCC 2021 Credit Facilities denominated in HK$ bear interest at HIBOR plus a margin of 2.25%
per annum. Prior to the effective of the SCC 2024 Amendment and Restatement, borrowings under the SCC 2021 Credit Facilities denominated in HK$ bore interest at HIBOR plus a margin of 4%
per annum. The SC Borrower may select an interest period for borrowings under the SCC 2021 Credit Facilities ranging from one to six months or any other agreed period. As of December 31, 2025 and 2024, the weighted average interest rate was approximately 5.23% and 6.83% per annum, respectively. The SC Borrower is obligated to pay a commitment fee on the undrawn amount of the SCC
2021
Revolving Facility and recognized loan commitment fees of $123, $403 and $417 during the years ended December 31, 2025, 2024 and 2023, respectively.
As of December
 31, 2025, the outstanding principal amount of the SCC
2021
Term Loan and the SCC
2021
Revolving Facility were HK$1,000 (equivalent to $129) and HK$233,000 (equivalent to $29,944), respectively, and the available unused borrowing capacity under the SCC
2021
Revolving Facility was
nil
.
On November 29, 2024, SCC entered into a senior secured revolving credit facility agreement with a syndicate of banks (the “SCC 2024 Revolving
Facilities
”) for HK$1,945,000 (equivalent to $250,273) with a term of five years and maturity date of November 29, 2029, with an option to increase the commitments in an amount not exceeding $100,000, subject to satisfaction of conditions precedent. The SCC 2024 Revolving Facilities are available up to the date that is one month prior to the maturity date.
Borrowings under the SCC 2024 Revolving
Facilities
can be denominated in US$ which bear interest at term SOFR or HK$ which bear interest at HIBOR, in both case plus an applicable margin ranging fro
m

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
Studio City Related
 - continued
SCC Credit Facilities
 - continued

1.95% to 2.55% per annum as adjusted in accordance with the leverage ratio.
The
SC Borrower may select an interest period for borrowings under the SCC 2024 Revolving Facilit ies
 ranging from one to six months or any other agreed period. As of December 31, 2025, the interest rate was approximately 5.33
%
 per annum.
The SC Borrower is obligated to pay a commitment fee on the undrawn amount of the SCC 2024 Revolving
Facilities
and recognized loan commitment fees of $1,716 and $189 during the years ended December 31, 2025 and 2024, respectively.
As of December 31, 2025, the outstanding principal amount of the SCC 2024 Revolving
Facilities
was HK$389,000 (equivalent to $49,992), and the available unused borrowing capacity under the SCC 2024 Revolving
Facilities
was HK$1,556,000 (equivalent to $199,969) of which $119,935 is available to draw, subject to the satisfaction of certain conditions.
The SCC 2021 Credit Facilities and the SCC 2024 Revolving Facilities are collectively referred to as the “SCC Credit Facilities”.
The SCC 2021 Term Loan is collateralized by cash
 of HK$1,013 (equivalent to $130). The SC Borrower is subject to mandatory prepayment requirements in respect of various amounts of the SCC
2021
Revolving
Facilit
y
 and the SCC 2024 Revolving Facilit
ies
; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the SC Borrower and certain of its subsidiaries as defined under the SCC Credit Facilities (the “SC Borrowing Group”), the SCC Credit Facilities are required to be repaid in full. In the event of a change of control, the SC Borrower may be required, at the election of any lender under the SCC Credit Facilities, to repay such lender in full (other than the principal amount of the SCC
2021
Term Loan).
The indebtedness under the SCC Credit Facilities is guaranteed by SCI and its subsidiaries (other than the SC Borrower). Security for the SCC Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or right to use agreements; as well as other customary security. The SCC Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants aligned with those of certain other financings at SCF. Certain specified bank accounts of MRM are pledged under SCC Credit Facilities and related finance documents. The SCC Credit Facilities are secured by substantially all of the material assets of SCI and its subsidiaries. Pursuant to the guarantee dated November 29, 2024 signed by SCIH, the indebtedness under the SCC 2024 Revolving Facilities is also guaranteed by SCIH.
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

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
Studio City Related
 - continued
SCC Credit Facilities
 - continued

In addition, modification, expiry, or termination of the gaming concession of MRM in circumstances that have a material adverse effect on the SC Borrowing Group (as a whole) will allow lenders to elect for the mandatory prepayment of all outstanding loan amounts.
There are provisions that limit certain payments of dividends and other distributions by the SC Borrowing Group to companies or persons who are not members of the SC Borrowing Group. As of December 31, 2025, the net assets of SCI and its restricted subsidiaries of approximately $
511,000
 were restricted from being distributed under the terms of the SCC Credit Facilities.
MRP Related
MRP Credit Facility
On October 14, 2015, Melco Resorts and Entertainment (Philippines) Corporation (“MRP”), a subsidiary of Melco Resorts, entered into an on-demand,
unsecured credit facility agreement of Philippine Pesos (“PHP”)
2,350,000 (equivalent to $49,824), as amended from time to time (the “MRP Credit Facility”) with a lender to finance advances to Melco Resorts Leisure (PHP) Corporation (“MRL”), a subsidiary of Melco
 Resorts
. The available drawdown currencies under the MRP Credit Facility are PHP and US$. As of December 31, 2025, the MRP Credit Facility availability period, as amended from time to time, is up to June 30, 2026, and the maturity date of each individual drawdown, as amended from time to time, to be the earlier of: (i) the date which is 360 days from the date of drawdown, and (ii) the date which is 360 days after the end of the availability period. The individual drawdowns under the MRP Credit Facility are subject to certain conditions precedent, including issuance of a promissory note in favor of the lender evidencing such drawdown. As of December 31, 2025, borrowings under the MRP Credit Facility bear interest, as amended from time to time, at the higher of: (i) the PHP BVAL Reference Rate of the selected interest period plus the applicable margin to be mutually agreed by the bank and the borrower at the time of drawdown, and (ii) Philippines Term Deposit Facility Rate of the selected interest period plus the applicable margin to be mutually agreed by the bank and the borrower at the time of drawdown, such rate to be set one business day prior to the relevant interest period. The MRP Credit Facility includes a tax gross-up
provision requiring MRP to pay without any deduction or withholding for or on account of tax.
As of December 31, 2025, the MRP Credit Facility had not yet been drawn and the available unused borrowing capacity was PHP
2,350,000 (equivalent to $39,920).

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

Scheduled Maturities of Long-term Debt
Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2025 are as follows:

Year ending December 31,
2026	$129
2027	1,836,625
2028	1,350,000
2029	2,330,065
2030	—
Over 2030	1,250,000

$6,766,819

11.	LEASES
Lessee Arrangements
The Company is the lessee under operating and finance leases for equipment and real estate, including the land and certain of the building structures for City of Dreams Manila under the MRP Lease Agreement as described in Note 19, Cyprus casino sites, Mocha Clubs sites, the Sri Lanka Casino under the Sri Lanka Lease Agreement, office spaces, warehouses, staff quarters, and certain parcels of land in Macau on which City of Dreams, Altira Macau and Studio City are located. Certain lease agreements provide for periodic rental increases based on both contractually agreed incremental rates and on the general inflation rate once agreed by the Company and its lessors and, in some cases, contingent rental expenses stated as a percentage of turnover or calculated based on certain performance indicator. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contracts in Macau have a term of

25
years, which is renewable for further consecutive periods of
10
years, subject to applicable legislation in Macau. The estimated term related to the land concession contracts in Macau is
40
years.
The components of lease costs are as follows:

	Year Ended December 31,
	2025	2024	2023
Operating lease costs:
Amortization of land use rights	$19,970	$19,956	$22,670
Operating lease costs	25,108	22,613	18,434
Short-term lease costs	2,381	1,028	342
Variable lease costs	6,811	6,494	2,684
Finance lease costs:
Amortization of right-of-use assets	5,315	5,265	5,336
Interest costs	20,795	22,399	24,562

Total lease costs	$80,380	$77,755	$74,028

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LEASES - continued
Lessee Arrangements
 - continued

Other information related to lease terms and discount rates is as follows:

	December 31,
	2025	2024
Weighted average remaining lease term
Operating leases	18.6 years	18.9 years
Finance leases	7.5 years	8.5 years
Weighted average discount rate
Operating leases	15.36%	14.52%
Finance leases	10.70%	10.70%
Maturities of lease liabilit
ies as of December 31, 2025 are
as follows:

	Operating Leases	Finance Leases
Year ending December 31,
2026	$20,062	$35,290
2027	16,166	35,290
2028	17,183	35,290
2029	13,829	35,290
2030	13,541	35,290
Over 2030	156,763	89,271

Total future minimum lease payments	237,544	265,721
Less: amounts representing interest	(142,438)	(83,804)

Present value of future minimum lease payments	95,106	181,917
Current portion	(18,998)	(33,327)

Non-current portion	$76,108	$148,590

Lessor Arrangements
The Company is the lessor under
non-cancellable
operating leases mainly for mall spaces in the sites of City of Dreams, City of Dreams Manila, Studio City and City of Dreams Mediterranean with various retailers that expire at various dates through June 2037. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.
During the year ended December 31, 2025, the Company arranged a sales-type lease for the Equipment (as defined in Note 21) under the Studio City Operating Agreement as disclosed in Note 21. As of December 31, 2025, the current and non-current
portion of the investment in a sales-type lease of
$

and $
1,509
,
respectively, are included in prepaid expenses and other current assets and long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LEASES - continued
Lessor Arrangements
 - continued

The components of lease income are as follows:

	Year Ended December 31,
	2025	2024	2023
Operating lease income:
Minimum	$40,708	$47,394	$45,210
Contingent	11,617	10,090	7,810
Sales-type lease income	70	—	—

Total lease income	$52,395	$57,484	$53,020

Future minimum fees, excluding
the
contingent fees to be received under
non-cancellable
leases as of December 31, 2025 were as follows:

	Operating	Sales-Type
Year ending December 31,
2026	$28,178	$481
2027	9,524	481
2028	5,876	549
2029	2,251	497
2030	1,622	136
Over 2030	4,293	545

Total	$51,744	2,689

Difference between undiscounted cash flow and present value		(957)

Investment in a sales- type lease		$1,732

12.	FAIR VALUE MEASUREMENTS
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

F-5
1

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

12.	FAIR VALUE MEASUREMENTS - continued

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
The fair value of the reporting unit of Mocha and Other as of December 31, 2025 as described in Note 2(k) was estimated by using level 3 inputs based on income approach.
The fair values as of December 31, 2025 and 2024 for the long-lived assets impairment of Altira Macau as described in Note 2(l) were estimated by using level 3 inputs based on a combination of income and cost approaches.
The estimated fair values of long-term debt as of December 31, 2025 and 2024, were approximately $6,738,957 and $6,883,455, respectively, as compared to their carrying values, excluding unamortized deferred financing costs and original issue premiums, of $
6,766,819
and $7,180,185, respectively. Fair values for the senior notes were estimated based on recent trades, if available, and indicative pricing from market information and were classified as level 2 in the fair value hierarchy. Fair values for the credit facilities approximated their carrying values as the instruments carried variable interest rates that approximated the market rates and were classified as level 2 in the fair value hierarchy.
As of December 31, 2025, the fair values of interest rate swaps and cross-currency swaps approximated the amounts the Company would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a discounted cash flow model that projects future cash flows and discounts those future cash flows to a present value by using level 2 inputs such as interest rate yields and foreign currency exchange rates. The fair values of the interest rate swaps and cross-currency swaps were disclosed in Note 9 and Note 10 respectively.
As of December 31, 2025 and 2024, the Company did not have any non-financial
assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

13.	CAPITAL STRUCTURE
Treasury Shares
Melco Resorts’ treasury shares represent new shares issued by Melco Resorts and the shares repurchased by Melco Resorts under the respective share repurchase programs. The treasury shares are mainly held by the depositary bank to facilitate the administration and operations of Melco Resorts’ share incentive plans, and are to be delivered to the directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options.
No ordinary shares were issued by Melco

Resorts
to its depositary bank for future vesting of restricted shares and exercise of share options during the years ended December 31, 2025, 2024 and 2023. Melco
Resorts
issued
9,676,248
, 10,006,209 and 16,254,282 ordinary shares upon vesting of restricted shares; and
276,588, nil
 and 82,242 ordinary shares upon exercise of share options during the years ended December 31, 2025, 2024 and 2023, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

13.	CAPITAL STRUCTURE - continued
Treasury Shares
 - continued

On June 3, 2024, the Board of Directors of Melco Resorts authorized the repurchase of Melco Resorts’ ordinary shares and/or ADSs of up to an aggregate of $
500,000
over a
three-year
period which commenced on
June 3, 2024
and will expire on
June 3, 2027
under a share repurchase program (the “2024 Share Repurchase Program”) and replaced the previous share repurchase program which had expired. Purchases under the 2024 Share
Repurchase Program may be made from time to time on the open market at prevailing market prices, including pursuant to a trading plan in accordance with Rule
10b-18
and/or Rule
10b5-1
of the U.S. Securities Exchange Act, and/or in privately-negotiated transactions. The timing of the purchases and the amount of shares and/or ADSs purchased will be determined by
Melco Resorts’
management based on its evaluation of market conditions, trading prices, applicable securities laws and other factors. The 2024 Share Repurchase Program may be suspended, modified or terminated at any time, and Melco Resorts has no obligation to repurchase any amounts under the program.
During the year ended December 31, 2025, 32,345,223 ADSs, equivalent to 97,035,669 ordinary shares were repurchased under the 2024 Share Repurchase Program, of which no ordinary shares repurchased were retired. During the year ended December 31, 2024, 20,712,895 ADSs, equivalent to 62,138,685 ordinary shares were repurchased under the 2024 Share Repurchase Program, of which 53,138,685 ordinary shares repurchased were retired.
On March 8, 2023, Melco Resorts, Melco International and Melco Leisure and Entertainment Group Limited (“Melco Leisure”), a subsidiary of Melco International, entered into a share repurchase agreement, pursuant to which Melco Resorts agreed to repurchase
40,373,076 ordinary shares of Melco
Resorts

from Melco Leisure (the “2023 Share Repurchase”). On March 10, 2023, the 2023 Share Repurchase was completed for an aggregate consideration of $169,836, which represents an average price of $4.2067 per share or $12.62 per ADS and 40,373,076 ordinary shares of Melco
Resorts

repurchased from Melco Leisure were retired on the same date (the “2023 Share Retirement”). Other than the 2023 Share Repurchase and the 2023 Share Retirement as described above, no ordinary shares were repurchased and retired during the year ended December 31, 2023.
As of December 31, 2
0
25 and 2024, Melco
Resorts
had
1,351,540,382
and 1,351,540,382 issued ordinary shares; and
179,484,916
and 92,402,083 treasury shares, with
1,172,055,466
and 1,259,138,299 ordinary shares outstanding,
respectively.

14.	INCOME TAXES
Income (loss)
before
income tax consisted of:

	Year Ended December 31,
	2025	2024	2023
Macau operations	$641,064	$438,047	$11,021
Hong Kong operations	(514,544)	(499,077)	(474,862)
Philippine operations	51,031	72,211	86,910
Cyprus operations	8,379	(7,295)	(29,171)
Other jurisdictions operations	(37,645)	(10,235)	4,194

Income (loss) before income tax	$148,285	$(6,349)	$(401,908)

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES - continued

The income tax expense consisted of:

	Year Ended December 31,
	2025	2024	2023
Income tax expense - current:
Macau Complementary Tax	$7,665	$7,773	$—
Payments in lieu of Macau Complementary Tax on dividends	7,843	7,021	5,650
Hong Kong Profits Tax	190	185	11,613
Philippine Corporate Income Tax	28	—	4
Philippine withholding tax on dividends	5,934	5,515	2,566
Income tax in other jurisdictions	(10)	31	66

Sub-total	21,650	20,525	19,899

(Over) under provision of income taxes in prior years:
Macau Complementary Tax	(6,383)	46	(511)
Payments in lieu of Macau Complementary Tax on dividends	(7)	(14)	(1,327)
Hong Kong Profits Tax	(10,394)	(1,035)	(450)
Philippine Corporate Income Tax	—	479	(157)
Income tax in other jurisdictions	(14)	(227)	50

Sub-total	(16,798)	(751)	(2,395)

Income tax (benefit) expense - deferred:
Macau Complementary Tax	(796)	(337)	(7,931)
Hong Kong Profits Tax	134	640	(154)
Philippine Corporate Income Tax	(1,221)	959	3,366
Cyprus Corporate Income Tax	(140)	575	589
Income tax in other jurisdictions	—	(1)	48

Sub-total	(2,023)	1,836	(4,082)

Total income tax expense	$2,829	$21,610	$13,422

F-5
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES - continued

A reconciliation of the Macau Complementary Tax rate and the Company’s effective tax rate for the year ended December 31, 2025 under the new accounting standard is as follows:

	Year Ended December 31, 2025
	Amount	Percent
Macau Complementary Tax rate	$17,794	12.0%
Other jurisdictions tax effects
Hong Kong
Tax rate differential	(13,726)	(9.3)%
Changes in valuation allowances	2,908	2.0%
Interest income	(37,986)	(25.6)%
Interest expense	73,859	49.8%
Net foreign currency exchange difference	7,338	4.9%
Depreciation and amortization	1,885	1.3%
Share-based compensation	1,717	1.2%
Other	264	0.2%
The Philippines
Tax rate differential	6,195	4.2%
Withholding tax on dividends	5,934	4.0%
Profits generated by gaming operations exempted	(24,550)	(16.6)%
Changes in valuation allowances	9,693	6.5%
Other	1,750	1.2%
Cyprus
Tax rate differential	(301)	(0.2)%
Enacted change in tax rate	(7,631)	(5.1)%
Changes in valuation allowances	17,432	11.7%
Tax incentive	(2,400)	(1.6)%
Other	(16)	(0.0)%
Sri Lanka
Tax rate differential	(15,328)	(10.3)%
Enacted change in tax rate	(689)	(0.5)%
Changes in valuation allowances	22,331	15.0%
Other	(622)	(0.4)%
Other jurisdictions	507	0.3%
Payments in lieu of Macau Complementary Tax on dividends	7,843	5.3%
Profits generated by gaming operations exempted	(84,652)	(57.1)%
Changes in valuation allowances	18,207	12.3%
Nontaxable or nondeductible items
Impairment of goodwill	6,951	4.7%
Share-based compensation	1,324	0.9%
Depreciation and amortization	1,382	0.9%
Other	1,746	1.2%
Changes in unrecognized tax benefits	(16,277)	(11.0)%
Other adjustments	(53)	(0.0)%

Effective tax rate	$2,829	1.9%

Note:	Intercompany transactions which are considered as nondeductible expense in one jurisdiction and nontaxable income in another jurisdiction were eliminated in the tax rate reconciliation.

F-5
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES - continued

A reconciliation of the income tax expense from loss before income tax per the accompanying consolidated statements of operations for the years ended December 31, 2024 and 2023 is as follows
:

	Year Ended December 31,
	2024	2023
Loss before income tax	$(6,349)	$(401,908)
Macau Complementary Tax rate	12%	12%
Income tax benefit at Macau Complementary Tax rate	(762)	(48,229)
Payments in lieu of Macau Complementary Tax on dividends	7,021	5,650
Effect of different tax rates of subsidiaries operating in other jurisdictions	(14,719)	(13,422)
Over provision in prior years	(751)	(2,395)
Effect of income for which no income tax expense is payable	(29,371)	(14,178)
Effect of expenses for which no income tax benefit is receivable	95,116	80,455
Effect of profits generated by gaming operations exempted	(92,598)	(75,403)
Changes in valuation allowances	24,123	27,004
Expired tax losses	33,551	53,940

Income tax expense	$21,610	$13,422

Melco Resorts and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, while Melco Resorts is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Macau, Hong Kong, the Philippines, Cyprus,
Sri Lanka and other jurisdictions are subject to Macau Complementary Tax, Hong Kong Profits Tax, Philippine Corporate Income Tax, Cyprus Corporate Income Tax, Sri Lanka Corporate Income Tax and income tax in other jurisdictions, respectively, during the years ended December 31, 2025 and 2024, and Macau Complementary Tax, Hong Kong Profits Tax, Philippine Corporate Income Tax, Cyprus Corporate Income Tax and income tax in other jurisdictions, respectively, during the year ended December 31, 2023.
Macau Complementary Tax, Hong Kong Profits Tax, Cyprus Corporate Income Tax and income tax in other jurisdictions have been provided at 12%, 16.5%, 12.5% and the respective tax rates in other jurisdictions, on the estimated taxable income earned in or derived from the respective jurisdictions, respectively, during the years ended December 31, 2025, 2024 and 2023, if applicable. On December 31, 2025, the Cyprus government enacted a change in the Cyprus Corporate Income Tax rate from 12.5% to 15%, effective from January 1, 2026.
In the Philippines, the Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) took effect on April 11, 2021. CREATE reduced the minimum corporate income tax rate in the Philippines from 2% to 1% for the period from July 1, 2020 to June 30, 2023 and the corporate income tax rate in the Philippines from 30% to 25% starting July 1, 2020.
The subsidiaries incorporated in Sri Lanka are subject to Sri Lanka corporate income tax of 40%, which is increased to 45% with effect from April 1, 2025 on profits from betting and gaming activities while profits of other businesses are subject to tax of 30% on profit earned in or derived from Sri Lanka and abroad.
Pursuant to a Dispatch of the Chief Executive of Macau dated January 29, 2024, MRM benefits from the Macau Complementary Tax exemption on profits generated from gaming operations under the Concession for the period of five years from 2023 to 2027. MRM’s non-gaming
profits are subject to the Macau

F-5
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES - continued

Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with the Concession effective on January 1, 2023. Studio City Entertainment Limited (“SCE”), a subsidiary of Melco Resorts, applied for an extension of the Macau Complementary Tax exemption on profits generated from income from MRM for 2022 under the previous gaming subconcession and for the period of 10 years from 2023 to 2032 under the Concession to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. These applications are subject to the discretionary approval of the Macau government. The application for the Macau Complementary Tax exemption for 2023 to 2032 was confirmed to be rejected in September 2024. The dividend distributions of SCE from income tax exempted profits to its shareholders continue to be subject to the Macau Complementary Tax.
The gaming operations of MRL, the operator of City of Dreams Manila, are exempt from Philippine Corporate Income Tax, among other taxes, pursuant to the Philippine Amusement and Gaming Corporation (“PAGCOR”) charter as a result of its payment of the 5% franchise tax based on gross gaming revenue in the Philippines, in lieu of all other taxes.
Had MRM and MRL not have been entitled to the income tax exemption on profits generated by gaming operations for the years ended December 31, 2025 and 2024 in Macau and the Philippines, respectively, the Company’s consolidated net income attributable to Melco Resorts & Entertainment Limited for the years ended December 31, 2025 and 2024 would have been decreased by $
109,111
and $92,463 and diluted net income attributable to Melco Resorts & Entertainment Limited per share would have been decreased by $
0.091
and $0.071 per share, respectively. Had MRM and MRL not have been entitled to the income tax exemption on profits generated by gaming operations for the year ended December 31, 2023 in Macau and the Philippines, respectively, and if SCE’s application for the extended exemption from Macau Complementary Tax on profits generated from income received from MRM were rejected during the year ended December 31, 2023, the Company’s consolidated net loss attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2023 would have been increased by $75,190 and diluted net loss attributable to Melco Resorts & Entertainment Limited per share would have been increased by $0.057 per share.
In February 2024, MRM entered into an agreement with the Macau government in relation to payments in lieu of the Macau Complementary Tax which would otherwise be borne by the shareholders of MRM on dividend distributions from gaming profits for the period from January 1, 2023 to December 31, 2025 under the Concession. Such payments are required regardless of whether dividends are actually distributed or whether MRM has distributable profits in the relevant year. During the years ended December 31, 2025, 2024 and 2023, an estimated amount of $
7,843
, $7,021 and $5,650 was provided for such arrangement,

respectively. In October 2025, MRM submitted an application for an extension to the agreement for an annual payment for the period from 2026 through 2027
, and such application is currently under review by the Macau government
.
Certain jurisdictions in which the Ultimate Parent operates have enacted Global Anti-Base Erosion Model Rules (“Pillar Two”) that became effective on January 1, 2024. The Company and its Ultimate Parent are in scope of the enacted legislation and have performed an assessment of the Company’s potential exposure to Pillar Two income taxes, which is based on the most recent tax filings, country-by-country
reporting and financial information for the constituent entities of the Ultimate Parent. Based on management’s best estimate, the Company does not have exposure to Pillar Two top-up
taxes for the years ended December 31, 2025 and 2024.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES - continued

The reconciliation of the Macau Complementary Tax rate and the Company’s effective tax rate of 1.9% for the year ended December 31, 2025 was disclosed in the table above under the new accounting standard. The effective tax rates for the years ended December 31, 2024 and 2023 were
(340.37)
% and
(3.34)
%,
 respectively, such rates differ from the statutory Macau
Complementary Tax rate of
12
%, where the majority of the Company’s operations are located, primarily due to the effects of expired tax losses, expenses for which no income tax benefit is receivable, income for which no income tax expense is payable, changes in valuation allowances, profits generated by gaming operations being exempted from Macau Complementary Tax and Philippine Corporate Income Tax and different tax rates of subsidiaries operating in other jurisdictions for the years ended December 31, 2024 and 2023.
The components of income taxes paid, net of refunds, are as follows:

Year Ended December 31,
2025
Macau	$7,270
The Philippines	6,199
Other	277

Total income taxes paid, net	$13,746

The net deferred tax liabilities as of December 31, 2025 and 2024 consisted of the following:

	December 31,
	2025	2024
Deferred tax assets:
Net operating losses carried forward	$191,685	$216,542
Depreciation and amortization	247,982	247,041
Lease liabilities	42,373	39,101
Other	38,063	19,300

Sub-total	520,103	521,984
Valuation allowances	(472,493)	(477,834)

Total deferred tax assets	47,610	44,150

Deferred tax liabilities:
Right-of-use assets	(20,988)	(20,366)
Land use rights	(34,274)	(35,546)
Intangible assets	(11,220)	(8,800)
Unrealized capital allowances	(3,637)	(3,446)
Other	(12,081)	(12,700)

Total deferred tax liabilities	(82,200)	(80,858)

Deferred tax liabilities, net	$(34,590)	$(36,708)

As of December 31, 2025 and 2024, valuation allowances of $
472,493
and $477,834 were provided, respectively,
as
management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2025, adjusted operating tax losses carried forward of $
29,249
have no expiry date and the remaining amount of adjusted operating tax losses carried forward of $
1,172,790
will expire by

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES - continued

2026 through
2031.

Adjusted operating tax losses carried forward of $
532,028
expired during the year ended December 31, 2025.
Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
Aggregate undistributed earnings of certain of
Melco Resorts’

foreign subsidiaries available for distribution to
Melco Resorts of
approximately
$745,397
 and $
745,397
as of December 31, 2025 and 2024, respectively, are considered to be indefinitely reinvested. Accordingly, no
provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to Melco

Resorts
. If those earnings were to be distributed or they were determined to be no longer permanently reinvested,
Melco
Resorts
would have to record a deferred income tax liability in respect of those undistributed earnings of approximately
$89,448
 and $
89,448
as of December 31, 2025 and 2024, respectively.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is presented as follows:

	Year Ended December 31,
	2025	2024	2023
At beginning of year	$33,449	$27,332	$22,940
Additions based on tax positions related to current year	4,693	8,056	756
(Reductions) additions based on tax positions related to prior year	(9,940)	50	4,984
Reductions due to expiry of the statute of limitations	(6,337)	(1,989)	(1,348)

At end of year	$21,865	$33,449	$27,332

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate were $21,865 and $33,449 as of December 31, 2025 and 2024, respectively.
As of December 31, 2025 and 2024, there were no interest
and
penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements.
Melco Resorts and its subsidiaries’ major tax jurisdictions are Macau, Hong Kong, the Philippines, Cyprus and Sri Lanka. Income tax returns of Melco Resorts and its subsidiaries remain open and subject to examination by the local tax authorities of Macau, Hong Kong, the Philippines, Cyprus and Sri Lanka until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau, Hong Kong, the Philippines, Cyprus and Sri Lanka are
five years, six years, three years, six years and
two and a half years
, respectively.

15.	SHARE-BASED COMPENSATION
2011 Share Incentive Plan
Melco
 Resorts

adopted a share incentive plan in 2011 (the “2011 Share Incentive Plan”), effective on December 7, 2011, which had been subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase
Melco Resorts’
ordinary shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of the Company and its affiliates. The maximum term of an award was 10 years from the date of the grant. The

F-5
9

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued
2011 Share Incentive Plan
 - continued

maximum aggregate number of ordinary shares to be available for all awards under the 2011 Share Incentive Plan was 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. The 2011 Share Incentive Plan would have expired ten years after December 7, 2011.
Melco Resorts adopted the 2021 Share Incentive Plan as described below, effective on December 6, 2021 (also the termination date of the 2011 Share Incentive Plan). Upon the termination of the 2011 Share Incentive Plan, no further awards may be granted under the 2011 Share Incentive Plan but the provisions of such plan shall remain in full force and effect in all other respects for any awards granted prior to the date of the termination of such plan.
Share Options
A summary of the share options activity under the 2011 Share Incentive Plan for the year ended December 31, 2025, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2025	2,295,633	$5.72
Expired	(198,411)	5.79

Outstanding as of December 31, 2025	2,097,222	$5.71	3.63	$—

Fully vested and exercisable as of December 31, 2025	2,097,222	$5.71	3.63	$—

The following information is provided for share options under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2025	2024	2023
Proceeds from the exercise of share options	$—	$—	$58

Intrinsic value of share options exercised	$—	$—	$7

As of December 31, 2025, there were no unrecognized compensation costs related to share options under the 2011 Share Incentive Plan.
Restricted Shares
As of December 31, 2025 and 2024, there were no unvested restricted shares and unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan.
The following information is provided for restricted shares under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2025	2024	2023
Grant date fair value of restricted shares vested	$—	$12,359	$28,638

F-
60

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

2021 Share Incentive Plan
Melco
Resorts
adopted the 2021 Share Incentive Plan, effective on December 6, 2021, which was subsequently amended on June 13, 2024 to bring the plan in line with applicable listing rules in Hong Kong that impact Melco International, for grants of various share-based awards, including but not limited to, options to purchase
Melco Resorts’
ordinary shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of the Company and its affiliates. The maximum term of an award is 10 years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2021 Share Incentive Plan may be increased from time to time, provided that the maximum aggregate number of
Melco Resorts’

ordinary shares which may be issued under the 2021 Share Incentive Plan shall not be more than 10% of the total number of the issued share capital of
Melco
Resorts
on the date the plan limit is approved by the shareholders of Melco International in accordance with the applicable listing rules in Hong Kong. As of December 31, 2025, there were
72,129,000
 ordinary shares available for grants of various share-based awards under the 2021 Share Incentive Plan.
Share Options
During the years ended December 31, 2025, 2024 and 2023, the exercise prices for share options granted under the 2021 Share Incentive Plan were determined at the market closing prices of
Melco Resorts’
ADSs trading on the Nasdaq Global Select Market on the dates of grant. These share options became exercisable over vesting periods of one
to three years. The share options granted expire 10 years from the date of grant.
The Company uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with certain assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of Melco Resorts’ ADSs trading on the Nasdaq Global Select Market. Expected term is based upon the vesting term or the historical expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.
The fair values of share options granted under the 2021 Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions:

	Year Ended December 31,
	2025	2024	2023
Expected dividend yield	2.50%	2.50%	2.50%
Expected stock price volatility	59.67%	60.00%	58.67%
Risk-free interest rate	3.97%	4.36%	3.39%
Expected term (years)	5.1	5.1	5.1

F-
6
1

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued
2021 Share Incentive Plan
 - continued
Share Options
 - continued

A summary of the share options activity under the 2021 Share Incentive Plan for the year ended December 31, 2025, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2025	7,190,658	$2.52
Granted	1,566,207	1.78
Exercised	(276,588)	2.47
Forfeited	(1,714,788)	2.47

Outstanding as of December 31, 2025	6,765,489	$2.36	7.51	$1,358

Fully vested and expected to vest as of December 31, 2025	6,765,489	$2.36	7.51	$1,358

Exercisable as of December 31, 2025	3,712,434	$2.52	6.62	$172

The following information is provided for share options under the 2021 Share Incentive Plan:

	Year Ended December 31,
	2025	2024	2023
Weighted average grant date fair value	$0.81	$1.16	$1.82

Proceeds from the exercise of share options	$682	$—	$168

Intrinsic value of share options exercised	$182	$—	$120

As of December 31, 2025, there were $
1,851
unrecognized compensation costs related to share options
under
the 2021 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of
1.75
 years.
Restricted Shares
Certain restricted shares were approved by
Melco Resorts
to be granted under the 2021 Share Incentive Plan to the eligible management personnel of the Company in lieu of the 2022 bonus for their services performed during 2022. A total of 4,350,111 restricted shares were granted and vested immediately on April 5, 2023 (the “2022 Bonus Shares”) with the grant date fair value of $12.38 per ADS or $4.13 per share, which was the closing price of Melco
 Resorts
’ ADSs trading on the Nasdaq Global Select Market on the date of grant.
Other than the restricted shares granted under the 2022 Bonus Shares as described above, the fair values for restricted shares granted under the 2021 Share Incentive Plan during the years ended December 31, 2025, 2024 and 2023, with vesting periods of generally one
 to three years, were determined with reference to the market closing prices of Melco Resorts’ ADSs
 trading on the Nasdaq Global Select Market on the dates of grant.

F-6
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued
2021 Share Incentive Plan
 - continued
Restricted Shares
 - continued

A summary of the restricted shares activity under the 2021 Share Incentive Plan for the year ended December 31, 2025, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2025	20,253,867	$2.83
Granted	19,717,509	1.78
Vested	(10,364,457)	2.82
Forfeited	(829,515)	2.14

Unvested as of December 31, 2025	28,777,404	$2.14

The following information is provided for restricted shares under the 2021 Share Incentive Plan:

	Year Ended December 31,
	2025	2024	2023
Weighted average grant date fair value	$1.78	$2.49	$4.12

Grant date fair value of restricted shares vested	$29,220	$24,996	$36,732

As of December 31, 2025, there were $
39,126
unrecognized compensation costs related to restricted shares under the 2021 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of
1.85
years.
The share-based compensation expenses for the Company were recognized as follows:

	Year Ended December 31,
	2025	2024	2023
Share-based compensation expenses:

2011 Share Incentive Plan	$—	$1,883	$10,343

2021 Share Incentive Plan	30,309	26,620	26,092

Total share-based compensation expenses	30,309	28,503	36,435

Less: Share-based compensation expenses capitalized in property and equipment	(1,039)	(1,135)	(962)

Share-based compensation expenses recognized in general and administrative expenses	$29,270	$27,368	$35,473

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
During the years ended December 31, 2025, 2024 and 2023, the Company’s contributions into the defined contribution retirement benefits schemes were $
41,925
, $36,310 and $32,041, respectively.

17.	DISTRIBUTION OF PROFITS
Subsidiaries of Melco
 Resorts
incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2025 and 2024, the aggregate balance of the legal reserves amounted to
$60,317
 and $36,793, respectively.
The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and credit facility agreements, and disclosed in Note 10 under each of the respective borrowings.

18.	DIVIDENDS
During the years ended December 31, 2025, 2024 and 2023, the Company did not declare any dividends on the ordinary shares.

19.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA
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
(the “Licensees”) namely, MPHIL Holdings No. 1 Corporation, a subsidiary of MRP, and its subsidiaries including MRL (collectively the “MPHIL Holdings Group”), SM Investments Corporation (“SMIC”), Belle Corporation (“Belle”) and PremiumLeisure and Amusement, Inc. (“PLAI”) (SMIC, Belle and PLAI are collectively referred to as the “Philippine Parties”) for the establishment and operation of City of Dreams Manila, with MRL, a co-licensee,
as the “special purpose entity” to operate the casino business and as representative for itself and on behalf of the other co-licensees
in dealings with PAGCOR. The Regular License has the same terms and conditions as the provisional license, and is valid until July 11, 2033. Further details of the terms and commitments under the Regular License are included in Note 20(b).

(b)	Cooperation Agreement
The Licensees and certain of its subsidiaries entered into a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which govern the rights and obligations of the Licensees. Under the Cooperation Agreement, MRL is appointed as the sole and exclusive representative of the Licensees in connection with the Regular License and is designated as the operator to operate and manage City of Dreams Manila. Further details of the commitments under the Cooperation Agreement are included in Note 20(b).

(c)	Operating Agreement
The Licensees entered into an operating agreement, as amended (the “Operating Agreement”) which governs the operation and management of City of Dreams Manila by MRL. Under the Operating Agreement, MRL is appointed as the sole and exclusive operator and manager of City of Dreams Manila, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the operation and management of City of Dreams Manila (including the gaming and non-gaming
operations). The Operating Agreement also includes terms of certain monthly payments to PLAI from MRL, based on the performance of gaming operations of City of Dreams Manila and is included in payments to the Philippine Parties in the accompanying consolidated statements of operations, and further provides that MRL has the right to retain all revenues from
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
On August 19, 2022 and October 31, 2022, MRL and Belle entered into supplemental agreements to the MRP Lease Agreement to make certain adjustments to the rental payments paid or payable by MRL from 2022 to 2033.

F-6
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments
As of December 31, 2025, the Company had capital commitments mainly for the construction and acquisitions of property and equipment for Studio City and City of Dreams totaling $
88,378
.

(b)	Other Commitments
Concession - Macau
Under the Concession awarded by the Macau government to MRM
on
December 16, 2022, in addition to the fixed premium and variable premiums, as well as the Fee (see Note 6), MRM is obligated to pay the Macau government the following:

i)	A special gaming tax of an amount equal to 35% of gross gaming revenue on a monthly basis;

ii)
Contributions of 2% and 3% of gross gaming revenue to a public fund, and to urban development, touristic promotion and social security, respectively, on a monthly basis. These contributions may be waived or reduced with respect to gross gaming revenue generated by foreign patrons under certain circumstances;

iii)
A special premium in the event the average gross gaming revenue of MRM’s gaming tables does not reach the annual minimum of MOP7,000 (equivalent to
$873)
 and the average gross gaming revenue of the electronic gaming machines does not reach the annual minimum of MOP300 (equivalent to $
37
). The amount of the special premium is equivalent to the difference between the amount of the special gaming tax paid by MRM and the amount that would be paid under the annual minimum set average gross gaming revenue for gaming tables and electronic gaming machines; and

iv)
MRM must maintain a guarantee issued by a Macau bank in favor of the Macau government in the amount of MOP1,000,000 (equivalent to $124,772) until 180 days after the earlier of the expiration or termination of the Concession to guarantee its performance of certain of its legal and contractual obligations, including labor obligations.

As a result of the bank guarantee issued by the bank to the Macau government as disclosed above, a sum of 0.03% per annum of the guarantee amount is payable by MRM to the bank.
Committed Investment
In connection with the Concession, MRM has undertaken to carry out
investment in the overall amount of MOP11,823,700 (equivalent to
$
1,475,265
) by December 2032. The investment plan includes gaming and
non-gaming
related projects in the expansion of foreign market patrons, conventions and exhibitions, entertainment shows, sports events, art and culture, health and well-being, thematic entertainment, gastronomy, community and maritime tourism and others. Out of the total investment amount referred to above, MOP10,008,000 (equivalent to $1,248,717) is to be applied to non-gaming
related projects, with the balance applied to gaming related projects. MRM has undertaken to carry out incremental additional non-gaming
investment in the amount of approximately 20% of its initial non-gaming
investment, or MOP2,003,000 (equivalent to $249,918), in the event the Macau’s annual gross gaming revenue reaches MOP180,000,000 (equivalent to $22,458,937) (the “Incremental Investment Trigger”). As Macau’s annual gross gaming revenue exceeded MOP180,000,000 (equivalent to $22,458,937) in 2023, the Incremental Investment Trigger was reached and, the non-gaming
investment to be carried out was increased by MOP2,003,000 (equivalent to $249,918) to

F-6
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Other Commitments - continued
Concession - Macau
 - continued
Committed Investment
- continued

MOP
12,011,000 (equivalent to $1,498,635), with the overall investment amount increased to MOP13,826,700 (equivalent to $1,725,183) to be carried out by December 2032. As of December 31, 2025, the total investment in gaming and non-gaming
related projects carried out was in the aggregate amount of MOP
5,724,193

(equivalent to $714,218).
Regular License - Philippines
Commitments required by PAGCOR under the Regular License are as follows:

•	To secure a surety bond in favor of PAGCOR in the amount of PHP100,000 (equivalent to $1,699) to ensure prompt and punctual remittances/payments of all license fees;

•
License fees and franchise taxes, amounting to with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25%
non-high
roller tables; (c) 25% slot machines
and
electronic gaming machines; and (d) 15% junket operations must be remitted, with the 5% franchise taxes included in each of the income component charge % above, in lieu of all other taxes on income from gaming operations. In October 2021, certain terms under the Regular License were amended to include the monthly minimum guarantee fee of PHP300 (equivalent to
$
5) on certain games under the
25
%
non-high
roller tables effective on March 15, 2022. This monthly minimum guarantee fee was discontinued in June 2022, but was reinstated on March 2, 2023;

•
The Licensees are required to remit 2% of casino revenues generated from non-junket
operation tables to a foundation devoted to the restoration of Philippine cultural heritage, as selected by the Licensees and approved by PAGCOR;

•
PAGCOR may collect a 5% fee on
non-gaming
revenue received from food and beverage, retail and entertainment outlets. All revenues from hotel operations should not be subject to the 5% fee except for rental income received from retail concessionaires; and

•
Grounds for revocation of the Regular License, among others, are as follows: (a) failure to comply with material provisions of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) the holder has become bankrupt or insolvent; and (d) if the debt-to-equity ratio is more than
70:30
. As of December 31, 2025 and 2024, MPHIL Holdings Group, as one of the Licensee parties, has complied with the required debt-to-equity ratio under the definition as agreed with PAGCOR.

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
Gaming License - Cyprus
Pursuant to the Cyprus License agreement, in addition to the Cyprus License Fee (see Note 6), the Cyprus Subsidiary has committed to pay the Cyprus government a casino tax of an amount equal to 15% of the gross gaming revenue on a monthly basis and the rate shall not be increased during the period of exclusivity for the Cyprus License.
Gaming License - Sri Lanka
Pursuant to the casino business regulation in Sri Lanka and based on the type of the Sri Lanka License granted by the Sri Lanka government to the Sri Lanka Subsidiary
on March 27, 2024,
the Sri Lanka Subsidiary
is required to (i) invest a minimum amount of $100,000 in a casino; and (ii) operate such casino in an integrated resort in which a minimum of $500,000 has been invested, as approved by the Sri Lanka government. Confirmation of the satisfaction of (ii) above was provided to the Sri Lanka government as part of the Sri Lanka Subsidiary’s
application for the Sri Lanka License.
In accordance with the Sri Lanka Betting and Gaming Levy Act (as amended), the Sri Lanka Subsidiary
is subject to (i) an annual levy of LKR500,000 (equivalent to $1,613) from the fiscal year in which it commences carrying on the business of gaming and (ii) a monthly gross collection levy of 15%, which increased to 18% with effect from January 1, 2026
of total collections from the business of gaming (exempted if monthly gross collections do not exceed LKR1,000 (equivalent to $3)).
Agreement with the Board of Investment - Sri Lanka
On June 28, 2024,
the Sri Lanka Subsidiary
signed an agreement (the “BOI Agreement”) with the Board of Investment of Sri Lanka confirming its investment plan and commitment, in return for certain import and labor-related concessions. Pursuant to the BOI Agreement, the Sri Lanka Subsidiary
, subject to the terms and certain conditions, was obligated to create and operate a “recreation center including a casino and related activities” at City of Dreams Sri Lanka, with an investment amount of
$100,000
to be invested by the earlier of (i) the date which was 24 months from June 28, 2024; and (ii) the date that the Sri Lanka Casino commenced operation as disclosed in Note 1 (the “Investment Commitment”), and which ultimately took place on August 1, 2025. The Investment Commitment was required to be funded by 20%
equity and
 80%

loan capital as foreign direct investment. Before the initial opening of Sri Lanka Casino on August 1, 2025, the Company had made equity and loan investments of
LKR7,510,000 (equivalent to $24,535) and $90,000 for the operation and development of the Sri Lanka Casino, and satisfied the Investment Commitment.

(c)	Guarantees
In addition to as disclosed in Notes 10 and 20(b), the Company has made the following significant guarantees as of December 31, 2025:

•	Melco Resorts entered into a deed of guarantee with a third party amounting to $5,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•
Effective on August 31, 2025, one of the Melco Resorts’ subsidiaries amended the terms of its prior trade credit facility agreements entered into with a bank to meet certain payment obligations of the Studio City project, including a reduction of total facility amount to HK$25,000 (equivalent to $3,213) and an extension of the maturity date for two years to August 31, 2027 (“Trade Credit Facilities”). The Trade Credit Facilities are guaranteed by SCC and are supported by a promissory

F-6
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Guarantees - continued

note (“Livrança”) of HK$25,000 (equivalent to $3,213) issued by such Melco Resorts’ subsidiary. As of December 31, 2025, approximately $643 of the Trade Credit Facilities had been utilized.

•	MRL issued a corporate guarantee of PHP100,000 (equivalent to $1,699) to a bank in respect of a surety bond issued to PAGCOR as disclosed in Note 20(b) under the Regular License.

(d)	Litigation
On July 24, 2024, Avax S.A. & Terna S.A. (the “Claimants”, main contractor for the construction of City of Dreams Mediterranean) filed a notice of arbitration against ICR Cyprus Resort Development Co Limited, a subsidiary of Melco Resorts (the “Respondent”) which initiated an arbitration under the London Court of International Arbitration Rules, principally seeking additional payment for the construction of City of Dreams Mediterranean (the “Arbitration”). The Respondent believes that the claims are without merit and intends to continue to vigorously defend against the claims. The Respondent has significant counter claims against the Claimants which the Respondent intends to continue to vigorously pursue. The Respondent has determined that based on the Arbitration progress to date, it is currently unable to determine the outcome of the Arbitration or reasonably estimate the range of possible loss, if any.
As of December 31, 2025, the Company was a party to certain other legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s consolidated financial statements as a whole.

21.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2025, 2024 and 2023, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2025	2024	2023
Transactions with affiliated companies
Melco International and its subsidiaries	Revenues and income (services provided by the Company):
	Shared service fee income for corporate office	$1,770	$1,704	$2,198
	Loan interest income	—	—	1,238
	Costs and expenses (services provided to the Company):
	Management fee expenses (1)	2,036	2,294	2,182
	Trademark license fees (2)	32,671	5,978	—
Irad Imaging and Diagnostic Medical Center Ltd. (“iRad”) (3)	Revenues (services provided by the Company):
	Mall and sales-type lease income	358	—	—
	Costs and expenses (services provided to the Company):
	Purchase of goods and services	174	—	—

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

21.	RELATED PARTY TRANSACTIONS - continued

(1)
The amount mainly represents management fee expenses for the services provided by the senior management of Melco International and for the operation of the office of
Melco Resorts’ Chief Executive Officer.

(2)
The amount represents the fees to use certain licensed marks granted by Melco International, as licensor, to the Company in the territories as defined in the trademark license agreement with a term of 10 years commenced on January 1, 2024 and the trademark license fees are payable at a percentage of the gross revenues of City of Dreams as agreed from time to time between both parties.

(3)
The Company entered into an operating agreement (the “Studio City Operating Agreement”) with iRad, an affiliated
company of Mr. Lawrence Yau Lung Ho (“Mr. Ho”),
Melco Resorts’
Chief Executive Officer, to grant iRad the right to operate a private hospital focused on imaging and diagnostic medical services at Studio City and to utilize certain medical equipment for the operation of iRad at Studio City (the “Equipment”), for an initial period commencing from October 1, 2025 and ending on November 30, 2034, with an option to renew for two further periods of five years each by mutual agreement. As of December 31, 2025, a security deposit of
MOP
15,652
(equivalent to $
1,953
)

received
f
rom iRad pursuant to the Studio City Operating Agreement, of which MOP
3,679
(equivalent to $

) was included in
 accrued
expenses and other current
liabilities
 and MOP
11,973
(equivalent to $
1,494
) was included in

other
long-term
liabilities
in the accompanying consolidated balance sheets.

Other Related Party Transactions
During the year ended December 31, 2025, an aggregate principal amount of
$
1,000
of the 2025 MRF Senior Notes and

$
1,386
of

the 2025 SCF Senior Notes held by an independent director of Melco Resorts, were redeemed at maturity by MRF and SCF, respectively. In September 2025, an independent director of Melco Resorts subscribed an aggregate principal amount of
$
4,000

of

the 2033 MRF Senior Notes through the offering. During the year ended December 31, 2025, an aggregate principal amount of
$200 of

the 2026 MRF Senior Notes held by an executive officer of Melco Resorts was redeemed by MRF for a consideration of
$200.
As of December 31, 2025, Mr. Ho’s controlled entity; an independent director of Melco Resorts; and an executive officer of Melco Resorts held an aggregate principal amount of

$
30,000, $8,500 and $
1,800
senior notes issued by subsidiaries of Melco Resorts, respectively.
During the year ended December 31, 2024, an aggregate principal amount of $
30,000
and $
705
of the 2025 SCF Senior Notes held by Mr.
Ho and an independent director of Melco Resorts
were purchased by SCF for a consideration of $
30,000
and $

,
respectively. In April 202
4
, an independent director of Melco Resorts subscribed an aggregate principal amount of $1,000 of the 2032 MRF Senior Notes through the offering. As of December 31, 2024, Mr. Ho’s controlled entity; an independent director of Melco Resorts; and an executive officer of Melco Resorts held an aggregate principal amount of
$
30,000
, $
3,886
and $
1,600
 senior notes issued by subsidiaries of Melco
 Resorts
, respectively.
During the year ended December 31, 2023, a principal amount of $909 of the 2025 SCF Senior Notes held by an independent director of Melco Resorts was purchased by SCF for a consideration of $886.
During the years ended December 31, 2025, 2024 and 2023, total interest expense of $
1,500
, $2,508 and $3,300, in relation to the senior notes issued by a subsidiary of Melco
 Resorts
, were paid or payable to Mr. Ho and his controlled entity, respectively. During the years ended December 31, 2025, 2024 and 2023, total interest expense of $
307
, $486 and $519, in relation to the senior notes issued by subsidiaries of Melco
 Resorts
, were paid or payable to an independent director of Melco
 Resorts
, respectively. During the years ended December 31, 2025 and 2024, total interest expense of $
121
and $25, in relation to the senior notes issued by subsidiaries of Melco
 Resorts
, were paid or payable to an executive officer of
Melco Resorts,
 respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

21.	RELATED PARTY TRANSACTIONS - continued

(a)	Receivables from Affiliated Companies
The outstanding balances mainly arising from operating income or prepayment of operating expenses on behalf of the affiliated companies as of December 31, 2025 and 2024 are unsecured, non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2025	2024
Melco International and its subsidiaries and joint venture	$364	$2,357
iRad	450	—
Other	73	65

	$887	$2,422

(b)	Payables to Affiliated Companies
The outstanding balances mainly arising from operating expenses and expenses paid by
affiliated companies on behalf of the Company
as
of December 31, 2025 and 2024, are unsecured,
non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2025	2024
Melco International and its subsidiaries	$669	$39
iRad	50	—

	$719	$39

(c)	Receivables from an Affiliated Company, Non-current
On March 28, 2022, Melco Resorts entered into a facility agreement (the “Facility Agreement”) with Melco International pursuant to which a $250,000 revolving loan facility was granted by Melco Resorts as lender to Melco International as borrower for a period of 12 months after the first utilization date

(the last day of such period being the “Final Repayment Date”). Melco International could request utilization of all or part of the loan from the date of the Facility Agreement until one month prior to the Final Repayment Date for general corporate purposes of Melco International and its subsidiaries (excluding the Company). Principal amounts outstanding under the Facility Agreement bore interest at an annual rate of
11
%,
with outstanding principal amounts and accrued interest payable by Melco International on the Final Repayment Date. On December 30, 2022, Melco Resorts and Melco International agreed to amend the Final Repayment Date to June 30, 2024, subject to certain conditions.
The outstanding principal amount of $200,000 under the Facility Agreement was fully repaid by Melco International on January 18, 2023. The Facility Agreement was terminated on March 10, 2023 following the settlement of the related accrued loan interest under the Facility Agreement due by Melco International to Melco

Resorts
 on the same date.

22.	SEGMENT INFORMATION
The Company is principally engaged in the gaming and hospitality business in Asia and Europe and its principal operating and developmental activities occur in three geographic areas: Macau, the Philippines and Cyprus. The

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

22.	SEGMENT INFORMATION - continued

Company views each of its
operating properties
as a reportable segment.
The Company monitors its operations and evaluates earnings by reviewing the assets and operations of each of its reportable segment which includes City of Dreams, Studio City, Altira Macau, Mocha and Other, City of Dreams Manila, City of Dreams Mediterranean and Other
 and Other Operations
. The development projects in other jurisdictions are included in the Corporate and Other category and do not meet the criteria of a reportable segment. Effective from August 1, 2025, the initial opening of Sri Lanka Casino, the operations in Sri Lanka including the provision of management services to Nüwa Sri Lanka effective from its opening on July 15, 2025, which were previously reported under the Corporate and Other category, has been included in the Other Operations segment for the year ended December 31, 2025 and 2024. Mocha and Other segment included the operation of Grand Dragon Casino before its closure and was changed to Mocha segment effective on September 23, 2025. Effective from June 12, 2023, with the soft opening of City of Dreams Mediterranean, the Cyprus Operations segment which previously included the operation of the temporary casino before its closure on June 9, 2023 and the licensed satellite casinos in Cyprus, has been renamed to City of Dreams Mediterranean and Other segment which included the operation of City of Dreams Mediterranean and the licensed satellite casinos in Cyprus.
The Company’s segment information for total assets and capital expenditures is as follows:

Total Assets	December 31,
	2025	2024	2023
City of Dreams	$2,583,130	$2,691,228	$2,720,571
Studio City	3,266,485	3,444,870	3,705,391
Altira Macau	51,886	45,697	77,631
Mocha and Other	58,663	139,511	135,256
City of Dreams Manila	374,540	376,244	418,594
City of Dreams Mediterranean and Other	720,225	682,937	742,450
Other Operations	157,914	83,653	—
Corporate and Other	384,845	521,203	535,179

Total consolidated assets	$7,597,688	$7,985,343	$8,335,072

Capital Expenditures	Year Ended December 31,
	2025	2024	2023
City of Dreams	$162,672	$83,988	$22,259
Studio City	69,498	86,071	73,452
Altira Macau	10,550	5,614	3,892
Mocha and Other	4,072	6,549	4,590
City of Dreams Manila	10,597	17,940	24,970
City of Dreams Mediterranean and Other	14,920	11,815	108,214
Other Operations	65,470	28,298	—
Corporate and Other	5,411	3,206	15,113

Total capital expenditures	$343,190	$243,481	$252,490

Melco Resorts’

Chief Executive Officer
is the Chief Operating Decision Maker (“CODM”) of the Company. The CODM uses Adjusted property EBITDA for each segment as the measure of segment profit or loss to allocate resources to each segment and to compare the operating performance of the Company’s properties

F-7
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

22.	SEGMENT INFORMATION - continued

with those of its competitors as a way to assess performance. Adjusted property EBITDA is net income (loss) before interest, taxes, depreciation, amortization, pre-opening
costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, integrated resort and casino rent, Corporate and Other expenses, and other non-operating
income and expenses.
The following tables present the results of operations for each of the Company’s reportable segments and reconciliation to net income (loss) attributable to Melco Resorts & Entertainment Limited for the years ended December 31, 2025, 2024 and 2023.

Year Ended December 31, 2025	City of Dreams	Studio City	Altira Macau	Mocha and Other	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations	Total
Segment operating revenues:
Casino	$2,370,998	$1,163,917	$86,605	$101,983	$308,418	$205,526	$9,578	$4,247,025
Rooms	170,802	167,085	12,149	—	50,329	43,620	—	443,985
Food and beverage	105,741	84,730	8,106	4,748	43,369	42,645	1,379	290,718
Entertainment, retail and other	89,234	62,630	162	319	8,988	8,379	1,557	171,269

Total segment operating revenues (1)	2,736,775	1,478,362	107,022	107,050	411,104	300,170	12,514	$5,152,997

Segment expenses:
Gaming taxes and license fees (2)	(1,199,050)	(553,156)	(44,274)	(43,927)	(117,679)	(38,711)	(2,422)
Employee benefits expenses (3)	(379,398)	(267,577)	(41,737)	(22,389)	(64,132)	(99,473)	(7,361)
Other segment items (4)	(336,193)	(263,829)	(25,064)	(18,566)	(96,505)	(93,760)	(7,355)

Segment adjusted property EBITDA:
Adjusted property EBITDA	$822,134	$393,800	$(4,053)	$22,168	$132,788	$68,226	$(4,624)	$1,430,439

Other operating expenses:
Payments to the Philippine Parties								(37,181)
Pre-opening costs (5)								(46,390)
Development costs								(7,619)
Amortization of land use rights								(19,970)
Depreciation and amortization								(523,592)
Integrated resort and casino rent (6)								(12,714)
Share-based compensation								(29,270)
Property charges and other								(39,481)
Corporate and Other expenses								(113,796)

Operating income								600,426

Non-operating income (expenses):
Interest income								8,482
Interest expense, net of amounts capitalized								(464,904)
Other financing costs								(6,701)
Foreign exchange gains, net								8,739
Other income, net								2,999
Loss on extinguishment of debt								(756)

Total non-operating expenses, net								(452,141)

Income before income tax								148,285
Income tax expense								(2,829)

Net income								145,456
Net loss attributable to noncontrolling interests								39,589

Net income attributable to Melco Resorts & Entertainment Limited								$185,045

F-7
3

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

22.	SEGMENT INFORMATION - continued

Year Ended December 31, 2024	City of Dreams	Studio City	Altira Macau	Mocha and Other	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations	Total
Segment operating revenues:
Casino	$1,957,079	$1,076,619	$104,686	$117,632	$357,315	$159,324	$—	$3,772,655
Rooms	161,939	159,926	11,770	—	53,494	35,436	—	422,565
Food and beverage	102,293	83,881	8,507	4,736	52,345	34,171	—	285,933
Entertainment, retail and other	60,945	69,919	133	228	9,183	5,646	—	146,054

Total segment operating revenues (1)	2,282,256	1,390,345	125,096	122,596	472,337	234,577	—	$4,627,207

Segment expenses:
Gaming taxes and license fees (2)	(1,019,075)	(526,250)	(52,834)	(50,959)	(137,107)	(30,650)	—
Employee benefits expenses (3)	(326,737)	(253,104)	(45,170)	(24,257)	(62,314)	(78,484)	(14)
Other segment items (4)	(314,802)	(269,752)	(29,014)	(20,406)	(91,858)	(74,897)	(181)

Segment adjusted property EBITDA:
Adjusted property EBITDA	$621,642	$341,239	$(1,922)	$26,974	$181,058	$50,546	$(195)	$1,219,342

Other operating expenses:
Payments to the Philippine Parties								(41,939)
Pre-opening costs (5)								(17,833)
Development costs								(5,433)
Amortization of land use rights								(19,956)
Depreciation and amortization								(521,582)
Integrated resort and casino rent (6)								(8,436)
Share-based compensation								(27,368)
Property charges and other								(13,221)
Corporate and Other expenses								(78,947)

Operating income								484,627

Non-operating income (expenses):
Interest income								15,766
Interest expense, net of amounts capitalized								(486,721)
Other financing costs								(7,362)
Foreign exchange losses, net								(15,492)
Other income, net								3,833
Loss on extinguishment of debt								(1,000)

Total non-operating expenses, net								(490,976)

Loss before income tax								(6,349)
Income tax expense								(21,610)

Net loss								(27,959)
Net loss attributable to noncontrolling interests								71,502

Net income attributable to Melco Resorts & Entertainment Limited								$43,543

F-7
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

22.	SEGMENT INFORMATION - continue d

Year Ended December 31, 2023	City of Dreams	Studio City	Altira Macau	Mocha and Other	City of Dreams Manila	City of Dreams Mediterranean and Other	Total
Segment operating revenues:
Casino	$1,649,551	$714,680	$91,556	$115,533	$378,475	$127,517	$3,077,312
Rooms	144,147	111,351	10,975	—	57,652	14,099	338,224
Food and beverage	77,142	56,948	8,194	1,990	50,459	14,152	208,885
Entertainment, retail and other	59,643	75,375	100	177	8,511	3,591	147,397

Total segment operating revenues (1)	1,930,483	958,354	110,825	117,700	495,097	159,359	$3,771,818

Segment expenses:
Gaming taxes and license fees (2)	(864,529)	(365,220)	(48,914)	(49,137)	(137,076)	(24,879)
Employee benefits expenses (3)	(276,637)	(195,510)	(43,192)	(22,599)	(61,176)	(54,009)
Other segment items (4)	(213,004)	(190,834)	(19,996)	(18,678)	(91,393)	(52,971)

Segment adjusted property EBITDA:
Adjusted property EBITDA	$576,313	$206,790	$(1,277)	$27,286	$205,452	$27,500	$1,042,064

Other operating expenses:
Payments to the Philippine Parties							(42,451)
Pre-opening costs							(43,994)
Development costs							(1,202)
Amortization of land use rights							(22,670)
Depreciation and amortization							(520,726)
Integrated resort and casino rent (6)							(1,911)
Share-based compensation							(35,473)
Property charges and other							(228,437)
Corporate and Other expenses							(80,241)

Operating income							64,959

Non-operating income (expenses):
Interest income							23,305
Interest expense, net of amounts capitalized							(492,391)
Other financing costs							(4,372)
Foreign exchange gains, net							2,232
Other income, net							2,748
Gain on extinguishment of debt							1,611

Total non-operating expenses, net							(466,867)

Loss before income tax							(401,908)
Income tax expense							(13,422)

Net loss							(415,330)
Net loss attributable to noncontrolling interests							88,410

Net loss attributable to Melco Resorts & Entertainment Limited							$(326,920)

F-7
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

22.	SEGMENT INFORMATION - continued

(1)
Revenues from the Corporate and Other category includes small charter flights and management services business during the years ended December 31, 2025, 2024 and 2023, which are insignificant and below the quantitative thresholds attributable to the operating segments, therefore are not included in the total for the reportable segment operating revenues. A reconciliation of segment operating revenues to total consolidated operating revenues is as follows:

Reconciliation of total operating revenues

	Year Ended December 31,
	2025	2024	2023
Segment operating revenues:
City of Dreams	$2,736,775	$2,282,256	$1,930,483
Studio City	1,478,362	1,390,345	958,354
Altira Macau	107,022	125,096	110,825
Mocha and Other	107,050	122,596	117,700
City of Dreams Manila	411,104	472,337	495,097
City of Dreams Mediterranean and Other	300,170	234,577	159,359
Other Operations	12,514	—	—

Total segment operating revenues	5,152,997	4,627,207	3,771,818
Revenues from Corporate and Other	10,302	11,006	3,429

Total consolidated operating revenues	$5,163,299	$4,638,213	$3,775,247

(2)	The details of “Gaming taxes and license fees” are disclosed in Note 2(q) with certain amounts included in pre-opening costs.

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

(4)	“Other segment items” mainly include cost of inventories, advertising and promotions expenses, repair and maintenance expenses, utilities and fuel expenses and other gaming operation expenses.

(5)	Certain amounts of pre-opening costs are grouped and reported under the line item “Integrated resort and casino rent”.

(6)	“Integrated resort and casino rent” represents land rent and variable lease costs to Belle and casino rent to a subsidiary of John Keells.
There was intersegment revenue charged by City of Dreams to Studio City of $55,016, $44,917 and $2,368 for the years ended December 31, 2025, 2024 and 2023, respectively. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties.
The Company’s geographic information for long-lived assets and operating revenues are as follows:
Long-lived Assets

	December 31,
	2025	2024	2023
Macau	$5,224,203	$5,522,756	$5,752,786
The Philippines	78,641	88,950	118,495
Cyprus	618,678	586,753	663,633
Other	152,303	100,356	30,452

Total long-lived assets	$6,073,825	$6,298,815	$6,565,366

F-7
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

22.	SEGMENT INFORMATION - continued

Operating Revenues

	Year Ended December 31,
	2025	2024	2023
Macau	$4,429,209	$3,920,293	$3,117,362
The Philippines	411,104	472,337	495,097
Cyprus	300,170	234,577	159,359
Other	22,816	11,006	3,429

Total operating revenues	$5,163,299	$4,638,213	$3,775,247

23.	CHANGES IN SHAREHOLDINGS OF SUBSIDIARIES
The Philippine subsidiaries
During the year ended December 31, 2025, no common share of MRP was purchased by the Company from the noncontrolling interests.

During the years ended December 31, 2024 and 2023, the Company through its subsidiaries, purchased 11.816 and 10.111 common shares of MRP at a total consideration of PHP42,833 (equivalent to $743) and PHP36,651 (equivalent to $671) from the noncontrolling interests, which increased
Melco Resorts’
shareholding in MRP and the Company recognized a decrease of $592 and $582 in
Melco Resorts’
additional
paid-in
capital which reflected the adjustment to the carrying amount of the noncontrolling interest in MRP, respectively.
The Company retains its controlling financial interests in MRP before and after the above transactions.
The schedule below discloses the effects of changes in
Melco Resorts’
ownership interest in MRP on its equity:

	Year Ended December 31,
	2025	2024	2023
Net income (loss) attributable to Melco Resorts & Entertainment Limited	$185,045	$43,543	$(326,920)
Transfers to noncontrolling interests:
The Philippine subsidiaries
Decrease in additional paid-in capital resulting from purchases of common shares of MRP from the noncontrolling interests	—	(592)	(582)

Changes from net income (loss) attributable to Melco Resorts & Entertainment Limited’s shareholders and transfers to noncontrolling interests	$185,045	$42,951	$(327,502)

24.	SUBSEQUENT EVENTS

(a)
During the period from January 1, 2026 through March
6
, 2026, 700,585 ADSs, equivalent to 2,101,755 ordinary shares were repurchased under the 2024 Share Repurchase Program for an aggregate consideration of $3,815.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

24.	SUBSEQUENT EVENTS - continued

(b)
During the period from
January 1, 2026
through March 6
, 2026, the Company repaid a total outstanding principal amount of HK$467,000 (equivalent to $59,756) along with accrued interest under the MN1 2020 Revolving Facilities.

F-7
8

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$22,594	$114,678
Receivables from affiliated companies	366	1,972
Receivables from subsidiaries	181,458	177,384
Prepaid expenses and other current assets	5,193	4,584

Total current assets	209,611	298,618

Receivables from subsidiaries	675,124	674,394

Total assets	$884,735	$973,012

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	$4,473	$2,811
Income tax payable	2,266	12,621
Payables to subsidiaries	265,990	249,130

Total current liabilities	272,729	264,562

Investments deficit in subsidiaries	423,453	596,976
Other long-term liabilities	88	28
Payables to subsidiaries	1,435,067	1,437,906

Total liabilities	2,131,337	2,299,472

Shareholders’ deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,351,540,382 and 1,351,540,382 shares issued; 1,172,055,466 and 1,259,138,299 shares outstanding, respectively	13,515	13,515
Treasury shares, at cost; 179,484,916 and 92,402,083 shares, respectively	(356,835)	(216,626)
Additional paid-in capital	2,988,714	2,985,730
Accumulated other comprehensive losses	(63,712)	(95,750)
Accumulated losses	(3,828,284)	(4,013,329)

Total shareholders’ deficit	(1,246,602)	(1,326,460)

Total liabilities and shareholders’ deficit	$884,735	$973,012

F-7
9

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS
(
In
thousands)

	Year Ended December 31,
	2025	2024	2023
Operating revenues	$21,015	$18,758	$84,130

Operating costs and expenses:
General and administrative	(32,276)	(29,867)	(34,342)
Property charges and other	375	(14)	(1,244)

Total operating costs and expenses	(31,901)	(29,881)	(35,586)

Operating (loss) income	(10,886)	(11,123)	48,544

Non-operating income (expenses):
Interest income	48,286	49,243	4,991
Interest expense	(8,786)	(12,901)	(19,366)
Foreign exchange gains (losses), net	933	(414)	1,496
Other income, net	1,921	7,174	7,302
Share of results of subsidiaries	143,223	11,657	(358,767)

Total non-operating income (expenses), net	185,577	54,759	(364,344)

Income (loss) before income tax	174,691	43,636	(315,800)
Income tax benefit (expense)	10,354	(93)	(11,120)

Net income (loss)	$185,045	$43,543	$(326,920)

F-
8
0

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In
thousands
)

	Year Ended December 31,
	2025	2024	2023
Net income (loss)	$185,045	$43,543	$(326,920)
Other comprehensive income:
Foreign currency translation adjustments	32,038	2,849	13,370

Other comprehensive income	32,038	2,849	13,370

Total comprehensive incom e (loss)	$217,083	$46,392	$(313,550)

F-
8
1

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net cash provided by operating activities	$89,956	$198,077	$70,894

Cash flows from investing activities:
Payments of advances to subsidiaries	(19,659)	(20,275)	(528,794)
Proceeds from advances repayment from subsidiaries	2,947	7,823	75,041
Proceeds from loan repayment from an affiliated company	—	—	200,000
Proceeds from transfer of intangible asset	—	—	519,000

Net cash (used in) provided by investing activities	(16,712)	(12,452)	265,247

Cash flows from financing activities:
Repurchase of shares	(166,010)	(112,292)	(169,836)
Proceeds from exercise of share options	682	—	226
Proceeds from loans or advances from subsidiaries	—	—	158,000
Repayments of loans or advances from subsidiaries	—	(20,000)	(270,593)

Net cash used in financing activities	(165,328)	(132,292)	(282,203)

(Decrease) increase in cash and cash equivalents	(92,084)	53,333	53,938
Cash and cash equivalents at beginning of year	114,678	61,345	7,407

Cash and cash equivalents at end of year	$22,594	$114,678	$61,345

F-8
2

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO FINANCIAL STATEMENT SCHEDULE 1
(In thousands)

1.
Schedule 1 has been provided pursuant to the requirements of Rule
12-04(a)
and
4-08(e)(3)
of Regulation
S-X,
which require condensed financial information as to financial position, cash flows and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2025, approximately $584,000 of the restricted net assets were not available for distribution and as such, the condensed financial information of
Melco Resorts has
been presented for the years ended December 31, 2025, 2024 and 2023.
Melco Resorts received
 cash dividends of $20,035,

$
121,000 and nil from its subsidiary during the years ended December 31, 2025, 2024 and 2023
, respectively
.

2.	Basis of Presentation
The accompanying condensed financial
information
has been prepared using the same accounting policies as set out in
Melco Resorts’ consolidated
 financial statements except that the parent company has used the equity method to account for its investments in subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in Accounting Standards Codification 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries” or “Investments deficit in subsidiaries” and the subsidiaries’ profit or loss as ‘‘Share of results of subsidiaries” on the Condensed Statements of Operations. Ordinarily, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil
absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule 1, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

F-8
3